Form 20-F
period 2005-12-31
Vimicro International CORP
filed 2006-07-17
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing four ordinary shares, par value

US$0.0001 per share, Nasdaq National Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2005, 138,606,027 ordinary shares were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b(2) of the Exchange Act).

☐  Yes    ☒  No

INTRODUCTION

Unless otherwise indicated, “we,” “us,” “our company,” “our,” and “Vimicro” refer to Vimicro International Corporation, its predecessor entities and subsidiaries. Unless otherwise indicated, references in this annual report on Form 20-F to “Vimicro China” are to Vimicro Corporation, our wholly-owned subsidiary in China, and references to “Vimicro Hong Kong” are to Vimicro Electronics International Limited, our wholly-owned subsidiary in Hong Kong. In addition, references in this annual report on Form 20-F to,

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“preferred shares” are to our Series A redeemable convertible preferred shares, par value US$0.0001 per share, all of which automatically converted into our ordinary shares upon the completion of our initial public offering on November 18, 2005;

•	“RMB” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005.

We and certain shareholders of our company completed the initial public offering of 8,697,063 ADSs, each representing four of our ordinary shares on November 18, 2005. On November 15, 2005, we listed our ADSs on the Nasdaq National Market under the symbol “VIMC.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. The accuracy of these statements may be impacted by a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the following risks and uncertainties:

•	our ability to develop and sell new mobile multimedia products;

•	the expected growth of the mobile multimedia market;

•	our ability to increase our sales of PC and notebook camera multimedia processors;

•	our ability to retain existing customers and acquire new customers and respond to competitive market conditions;

•	our ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes;

•	our ability to secure sufficient foundry capacity in a timely manner;

•	our ability to effectively protect our intellectual property and the risk that we may infringe on the intellectual property of others; and

•	cyclicality of the semiconductor industry.

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in the section entitled “Item 3. Key Information — D. Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

GLOSSARY OF TECHNICAL TERMS

3G	third generation wireless networks.

CCD	charge-coupled device, a semiconductor technology used to build light-sensitive electronic devices such as cameras and image scanners. CCDs may detect either color or black-and-white. Each CCD chip consists of an array of light-sensitive photocells, which are sensitized by giving them an electrical charge prior to exposure.

cell	a primary unit that normally repeats many times in an IC. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

chip	A popular expression for a semiconductor.

CMOS	complementary metal oxide silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, CMOS is the most commonly used IC fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CPU	central processing unit, the main processing chip of a computer.

die	one individual chip cut from a wafer before being packaged.

DSP	digital signal processor, a type of IC that processes and manipulates digital information after it has been converted from an analog source.

embedded	with respect to a processor, a microprocessor (CPU) which can be integrated as part of a larger function chip containing such things as embedded memory, interfaces to peripherals etc.; with respect to memory, memory which is part of the same semiconductor die as the processor.

fab or foundry	a semiconductor fabrication facility.

fabless	a semiconductor company that uses third-party foundries for all of its wafer fabrication requirements.

firmware	software stored in read-only memory (ROM) or programmable ROM (PROM). Firmware is easier to modify than hardware but more difficult to modify than software stored on disk. Firmware is often responsible for the behavior of a system when it is first switched on. A typical example of firmware would be a “monitor” program in a microcomputer that loads the full operating system from disk or from a network and then passes control to it.

IC	integrated circuit, an electronic circuit in which all the elements of the circuit are integrated together on a single semiconductor substrate.

LCD	liquid crystal display.

manufacturing yield	means the percentage of dies produced on a fab line that pass all visual and process control monitoring tests.

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth of an inch.

mixed-signal	the combination of analog and digital circuitry in a single semiconductor.

PC	personal computer.

peripheral	any part of a computer other than the CPU or working memory, i.e., disks, keyboards, monitors, mice, printers, scanners, tape drives, microphones, speakers, cameras.

RISC	reduced instruction set computer.

semiconductor	an element with an electrical resistance within the range of an insulator and a conductor; a semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

system-on-chip or SoC	a chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

transistor	an individual circuit that can amplify or switch electric current. This is the main building block of all integrated circuits.

USB	universal serial bus.

VGA	video graphics array.

wafer	a thin, round, flat piece of silicon on which integrated circuits are etched.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our selected consolidated statement of operations data for the years ended December 31, 2001 and 2002 and our consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

	As of or for the Year Ended December 31,
	2001		2002		2003		2004		2005
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	US$	1,913	US$	3,904	US$	16,604	US$	50,258	US$	95,277
Cost of revenue		(2,104)		(3,106)		(11,011)		(32,404)		(58,943)
Gross profit (loss)		(191)		798		5,593		17,854		36,334
Operating expenses		(7,852)		(6,388)		(6,844)		(24,366)		(19,296)
—Research and development, net		(2,471)		(3,030)		(3,345)		(6,290)		(8,102)

	As of or for the Year Ended December 31,
	2001		2002		2003		2004		2005
	(in thousands, except per share and per ADS data)
—Sales and marketing		(635)		(1,181)		(1,953)		(7,118)		(5,118)
—General and administrative		(4,746)		(2,177)		(1,546)		(10,883)		(6,076)
Income (Loss) from operations		(8,043)		(5,590)		(1,251)		(6,512)		17,038

Net income (loss)		(7,740)		(5,385)		14		(5,612)		16,390

Earnings (loss) per ordinary share
—Basic		(0.12)		(0.07)		0.00		(0.07)		0.16
—Diluted		(0.12)		(0.07)		0.00		(0.07)		0.13
Earnings (loss) per ADS
—Basic		(0.47)		(0.26)		0.00		(0.27)		0.63
—Diluted		(0.47)		(0.26)		0.00		(0.27)		0.54
Weighted average number of shares used in earnings (loss) per share calculations
—Basic		66,345		82,147		82,147		82,147		89,639
—Diluted		66,345		82,147		82,147		82,147		105,412
Consolidated Balance Sheet Data
Cash	US$	7,115	US$	2,392	US$	6,107	US$	34,592	US$	100,610
Total assets		11,758		8,703		14,751		50,617		137,383
Total liabilities		2,027		4,356		9,327		12,311		18,218
Preferred shares		—		—		—		23,923		—
Total shareholders’ equity		9,731		4,347		4,359		14,383		119,165

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2005, which was RMB8.0702 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On July 12, 2006, the noon buying rate was RMB 7.9892 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006
January	8.0608	8.0654	8.0702	8.0596
February	8.0415	8.0512	8.0616	8.0415
March	8.0167	8.0350	8.0505	8.0167
April	8.0165	8.0143	8.0248	8.0040
May	8.0215	8.0131	8.0300	8.0005
June	7.9943	8.0042	8.0225	7.9943
July (through July 12)	7.9892	7.9924	7.9955	7.9892

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced operations in 1999 and shipped our first mixed-signal product in September 2001. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects, and we may not be able to:

•	preserve our leading position in the PC camera multimedia processor market;

•	retain and acquire customers;

•	diversify our revenue sources by successfully developing and selling multimedia mobile phone processors;

•	keep up with evolving industry standards and market developments;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses;

•	manage our relationships with our suppliers;

•	attract, train, motivate and retain qualified personnel; or

•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We may not sustain our recent rates of growth and may incur net losses in the future.

We have experienced significant growth in net revenue and gross profit since 2002. Our net revenue increased substantially from US$16.6 million in 2003 to US$50.3 million in 2004 and US$95.3 million in 2005. Our gross profit increased from US$5.6 million in 2003 to US$17.9 million in 2004 and US$36.3 million in 2005. Our growth reflected a substantial increase in our shipments of PC camera multimedia products, and to a lesser extent, our shipments of mobile phone multimedia products in 2004 and 2005. We do not expect to achieve similar rates of growth in net revenue in future periods as we move from the start-up phase of our business. In addition, we do not expect to sustain our recent rates of growth in gross profit as we enter into the competitive mobile phone multimedia processor market.

Although we generated net income of US$16.4 million in 2005, we had incurred a net loss of US$5.6 million in 2004. We may incur net losses in the future. We expect to increase our operating expenses in anticipation of expected growth. As a result, any decrease or delay in generating additional sales volume and revenue could materially and adversely affect our results of operations and could result in substantial losses. Our net loss in 2004 included non-cash share-based employee compensation expenses of US$13.4 million. We expect to continue to grant options to employees and consultants in the future. We will continue to incur share-based employee compensation expenses as a result of past grants of share options and SFAS No. 123 (revised 2004), Share-Based Payment, which applies to options granted by us beginning from January 1, 2006. If we incur net losses or our financial performance otherwise fails to meet the expectations of securities analysts and investors, the market price of our ADSs may decline.

We are substantially dependent on sales of our PC camera multimedia processors. A reduction in the volume of PC camera multimedia processors that we sell or the average prices of which we sell them would cause our overall revenue to decline and could materially harm our business.

We have derived a substantial portion of our revenue to date from sales of our PC camera multimedia processors and the third-party sensors we bundle with them. In 2003, 2004 and 2005, we generated approximately 64.9%, 92.9%, and 75.3%, respectively, of our net revenue from sales of PC camera multimedia processors and the third-party sensors we bundled with them. Although we began volume shipments of our mobile phone multimedia processors in 2003 and shipments of our mobile phone multimedia processors have substantially increased in 2005, we expect that sales of our PC camera multimedia processors will continue to comprise a significant portion of our revenue in the future. Accordingly, any decrease in the demand for our PC camera multimedia processors resulting from the success of competing products, slower than expected growth of the PC camera market or other adverse developments relating to PC cameras may materially and adversely affect our business. In addition, sales of our mobile phone multimedia processors may not increase to a level that would enable us to materially reduce the dependence of our overall financial results on sales of our PC camera multimedia processors.

We may not succeed in developing and selling our mobile phone multimedia processors.

We plan to invest significant resources in the development and sale of mobile phone multimedia processors and our ability to achieve significant growth in revenue and gross profit in the near future will depend on our successful development and sales of these products. We only began volume shipments of our mobile phone multimedia processors in 2003, and we do not have significant operating experience in this market. We face significant challenges in the mobile phone multimedia processor business that differ from those we have faced in the PC camera multimedia processor business, including the following:

•	technologies, designs and consumer preferences for mobile phones change more rapidly, and product life cycles are shorter, than those for PC cameras;

•	mobile phone multimedia processors have more complex product specifications than PC camera multimedia processors;

•	mobile phone multimedia processors have more stringent integration, size and power consumption requirements than PC camera multimedia processors;

•	the customer base for mobile phone multimedia processors is more fragmented than that for PC camera multimedia processors;

•	the mobile phone multimedia processor market is characterized by longer design and sales cycles than the PC camera multimedia processor market; and

•	the potential manufacturing volume requirements for mobile phone multimedia processors will be larger than those for PC camera multimedia processors.

We may not be able to successfully address these new challenges in the mobile phone multimedia processor business. Any failure by us to successfully develop and sell mobile phone multimedia processors would have a material adverse effect on our business and prospects.

The growth and success of our business depends on the extent to which mobile phone designers choose to incorporate multimedia processors into mobile phone designs.

Our future growth and success depend on the successful development of the mobile phone multimedia processor market and the acceptance of our products by customers. We cannot predict the growth rate, if any, of the mobile phone multimedia processor market. The development of this market depends substantially on the extent to which mobile phone designers choose to incorporate multimedia processors into mobile phone designs, as opposed to other solutions such as baseband processors that integrate multimedia functions. The failure of the market for mobile phone multimedia processors to expand could have a material adverse effect on the growth and success of our business.

The growth and success of our business depends on our ability to respond in a timely manner to the evolving multimedia mobile phone market and changing consumer preferences and industry standards.

Our future growth and success depend significantly on the development of the multimedia mobile phone market, which is evolving rapidly. The development of the multimedia mobile phone market depends on several factors, including changes in end user preferences, demand for multimedia functions and applications on mobile phones, the development of wireless networks to carry increased data traffic, the availability of multimedia-capable mobile phones and the continued provision of subsidies by mobile phone services operators to promote mobile phone upgrades and purchases. In addition, the multimedia mobile phone market is characterized by evolving industry standards, which are difficult for us to predict. If we do not respond to the evolving market, changing consumer preferences and industry standards in a timely manner, the growth and success of our business could be materially and adversely affected.

We have depended on sales of third-party image sensors for a substantial portion of our revenue.

To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions enabling greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC camera multimedia processors. In 2003, 2004 and 2005, we bundled 32%, 42% and 61%, respectively, of our PC camera multimedia processors with third-party sensors. In the same periods, we generated 21%, 37% and 37%, respectively, of our net revenue from the sales of these third-party sensors. At present, there is a limited supply of image sensors for PC camera applications as most of the sensor manufacturers focus on the larger market for mobile phone image sensors. If we are unable to secure an adequate supplies of image sensors, our revenue growth may be adversely affected. In addition, to the extent suppliers of sensors develop PC camera multimedia processors on their own and bundle their processors with sensors, we will face competition from these suppliers and our sales of PC camera multimedia processors could be materially and adversely affected.

Our lengthy time to market makes it difficult for us to forecast revenue and increases the variability of our quarterly results.

Our multimedia processor products are characterized by lengthy intervals between product development and initial volume sales. This interval, commonly referred to as time to market, typically ranges from three to six months for our PC camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers. A number of factors contribute to the length of our time to market. After initially developing a product, we must convince a customer to incorporate it into the design of the customer’s end product, which is referred to as a “design win.” Following the design win, we must complete our product development and deliver our product to the customer, and the customers will then test and evaluate our product before completing the design of its own end product. Our customers may need one to two months or longer to test and evaluate our products and an additional three months or more to commence volume production of end products. Our lengthy time to market makes it difficult for us to forecast revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product. In addition, a design win may never result in volume production or sales of our product. It is possible that we may not generate sufficient, if any, revenue from a new product to offset the increased operating expenses for the development and sale of that product.

We may be unable to accurately predict demand for our products, which may result in product shortages or excess inventory or obsolete inventory.

The lead time required by the foundries that we use to fabricate wafers and manufacture our multimedia processors is often longer than the lead time our customers provide to us for delivery of our products to them. These foundries require us to provide forecasts of our anticipated manufacturing needs and place binding manufacturing orders before we receive purchase orders from our customers. This may result in product shortages or excess product inventory because we cannot easily adjust our forecasts and commitments. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in a short time frame, which could prevent us from fulfilling orders. In line with industry-wide increases in foundry lead times, the lead times the foundries require to manufacture our new multimedia processors have recently grown longer, which has led to an increase in our inventory levels. These lead times may increase further, which may in turn cause us to increase our inventory levels. In addition, like most semiconductor products, our multimedia processors are often susceptible to rapidly declining average selling prices and rapid obsolescence. Excess inventory levels, whether due to our incorrect forecasts, lengthening foundry lead times or other reasons, could result in higher levels of obsolete inventory, unprofitable sales or write-offs of excess or obsolete inventory. Consequently, if we fail to accurately forecast demand for our products, or if longer foundry lead times result in excess inventory levels that result in unprofitable sales or write-offs of inventory, our quarterly operating results could fluctuate and the price of our ADSs could decline.

Failure to obtain design wins could have a material adverse effect on our business.

Our success depends on our ability to obtain design wins where PC camera or mobile phone designers decide to incorporate our multimedia processors into their new product designs. Once a multimedia processor designed by a supplier has been incorporated into a PC camera or mobile phone design, the PC camera or mobile phone designer tends to keep the same supplier for the life of the product due to the significant costs associated with qualifying a new supplier. This reluctance to change incumbent suppliers may be an entry barrier for new suppliers such as us. On the other hand, PC camera and mobile phone designers constantly develop and introduce new products to the market, which requires suppliers such as us to continue creating innovative, highly integrated, low-power and cost-effective products and solutions in order to continue achieving design wins from our existing customers. Our failure to achieve design wins could have a material adverse effect on our business.

Our success depends on our customers’ ability to successfully sell their products incorporating our multimedia processors.

Even if a PC camera or mobile phone designer decides to incorporate our multimedia processors into its product or design, the designer may not be able to market and sell its product or design successfully. Even though the designer does not have the right to return the multimedia processors purchased from us, the designer’s inability to market and sell its products, whether from lack of market acceptance or otherwise, could adversely affect our business since, for example, the designer may not order new products from us or we may suffer harm to our reputation. Accordingly, our success depends on our customers’ ability to successfully sell their products incorporating our multimedia processors. We expect that most of our mobile phone multimedia processors will initially be incorporated into mobile phones designed and produced by companies based in China. We are not certain whether these China-based mobile phone designers and manufacturers will be able to sell their products successfully and, if they are successful initially, how long their products will remain competitive in the market.

We depend on third-party foundries to manufacture our multimedia processors. Failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products, cause us to lose revenue and damage our customer relationships.

We do not manufacture our own products. Taiwan Semiconductor Manufacturing Company, or TSMC, in Taiwan, historically manufactured substantially all of our multimedia processors. To diversify our wafer suppliers and reduce our significant dependence on a single foundry, we began to use Fujitsu Microelectronics Asia Pte Ltd, or Fujitsu, and Semiconductor Manufacturing International Corporation, or SMIC, to manufacture some of our products in 2004. In 2004 and 2005, third party foundries other than TSMC manufactured 25% and 41%, respectively, of our multimedia processors. Due to our dependence on third-party foundries, we face several significant risks, including:

•	failure to secure sufficient manufacturing capacity, or failure to secure sufficient manufacturing capacity at a reasonable cost;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of a foundry to manufacture our multimedia processors is limited by its available production capacity. None of these third-party foundries has allocated a fixed level of production capacity to us. It is difficult for us to accurately forecast our capacity needs. We do not have any long-term agreement with any foundry and we typically place orders with them on a purchase order basis, depending on our own customers’ purchase orders and sales forecasts. These foundries can allocate their production capacities to their other customers and reduce deliveries to us on short notice. It is possible that other customers of these foundries are larger and better financed than we are, or have long-term agreements with these foundries, and they may allocate their production capacities to these customers during times of production capacity shortages. Any shortfall in available foundry capacity could significantly delay our ability to ship our products, cause us to lose revenue and damage our customer relationships.

Each of our products is manufactured at only one foundry and if any of these foundries is unable to provide the capacity we need, we may experience delays in shipping our products, which could damage our customer relationships and result in reduced revenue and increased expenses.

Each of our products is manufactured at only one foundry. If any of these foundries is unable to provide us with capacity we need, we could experience significant delays in delivering the product manufactured by that foundry to our own customers. In addition, if any of these foundries experience financial difficulties, suffer damage to its facilities, or experience other disruption to their operations, we may not be able to qualify an alternative foundry in a timely manner, as the qualification process may result in a delay of several months before we can begin to ship our products. Such a delay could damage our customer relationships and have a material adverse effect on our business, financial condition and results of operations.

The principal foundry and one of the assembly and testing houses that we use are both located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

TSMC, the principal foundry upon which we currently rely to manufacture a majority of our multimedia processors, and Advanced Semiconductor Engineering, Inc., or ASE, one of the assembly and testing houses that we use, are both located in Taiwan. Taiwan is susceptible to earthquakes, typhoons, flood and other natural disasters, and has experienced severe earthquakes in recent years that caused significant property damage and loss of life. In addition, TSMC and ASE are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of Severe Acute Respiratory Syndrome, or SARS, or another epidemic. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

If the foundries that we use do not achieve expected manufacturing yields, our product costs could increase and product availability could decrease.

The manufacture of semiconductors is a highly complex process. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Foundries encounter difficulties from time to time in achieving acceptable manufacturing yields, which are measured by the percentage of dies produced on a fab line that pass all visual and process control monitoring tests. This often occurs during the production of new products or the installation and start-up of new process technologies. The foundries that we use may not be able to achieve acceptable manufacturing yields as we migrate our designs to smaller geometries. If these foundries do not achieve expected manufacturing yields, our product costs could increase and product availability could decrease.

The loss of the services of either of the two independent assembly and testing houses could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We rely on two independent assembly and testing houses, ASE and ASAT Holdings Limited, or ASAT, to assemble and test substantially all of our current multimedia processors either for the foundry or directly for us. As a result, we do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. If either of these assembly and testing houses experiences capacity constraints or financial difficulties or suffers any damage to its facilities, or if there is any other disruption of assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. We do not have long-term agreements with either of our independent assembly and testing houses. We typically procure services from them on a per-order basis. We currently estimate that it would take us at least three to six months to locate and qualify a new assembly and testing house. Because of the amount of time that it takes us to qualify third-party assembly and testing houses, we could experience significant delays in product shipments if we are required to find alternative assembly and testing houses for our products on short notice. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers.

We are dependent on a limited number of customers for a significant portion of our revenue and this dependence is likely to continue.

We have been dependent on a small number of customers for a significant portion of our revenue. Our top ten customers collectively accounted for approximately 74%, 89% and 76% of our revenue in 2003, 2004 and 2005, respectively. Sales to our largest customers have varied significantly from period to period. Each of Shenzhen Akkord Electronics Co., Ltd., or Akkord, a China-based original design manufacturer, or ODM, and Shenzhen Hongtaili Technology Co., Ltd., or Hongtaili, one of our major China-based distributors, accounted for over 10% of our net revenue in 2003, 2004 and 2005. We expect that a significant portion of our sales will continue to be generated by a small number of China-based customers. Our largest customers may change from year to year as we continue to expand into the mobile phone multimedia processor market. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of our major customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our operating results could be adversely affected.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras and mobile phones, into which our products are incorporated. Sales to distributors accounted for 25%, 41% and 47% of our net revenue in 2003, 2004 and 2005, respectively. As of December 31, 2005, there were five distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results from operations. If our major distributors defer orders or fail to place additional orders with us, our revenue could decline and our operating results could be materially adversely affected.

We do not have long-term purchase commitments from our customers, which may result in significant uncertainty and volatility with respect to our revenue from period to period.

We do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.

Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a reduction in market share.

Our products are complex and must meet stringent quality requirements. Complex products such as our highly integrated single-chip products may contain defects, errors and bugs when they are first introduced or as new versions are released. If any of our products has reliability, quality, or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged and we may fail to obtain design wins, which could harm our ability to retain existing customers and attract new customers. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. Because we cannot test for all possible scenarios, our products may contain errors which are not discovered until after they are shipped. If any of these problems are not found until after we have delivered our products to our customers, we may be required to incur additional development costs and costs associated with product recalls, repairs or replacements. Product defects may also result in product liability claims against us.

Our operating results have fluctuated in the past and we expect our operating results to continue to fluctuate.

Our revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from period to period. We expect that our revenue will continue to vary from period to period, making it difficult to predict our future operating results. In particular, we experience seasonality and variability in demand for our products as our customers manage their inventories. Our customers tend to increase their inventories of our products in anticipation of the peak fourth quarter buying season for PCs and mobile devices into which our products are incorporated, which often leads to sequentially lower sales of our products in the first and fourth quarters. In addition, business activities in China generally slow down during the Chinese New Year period in the first quarter of each year, which may adversely affect our sales and results of operations during the period. We based our planned operating expenses in part on our expectations of future revenue. If our revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which could harm our operating results for that quarter.

Additional factors that could cause our quarterly results of operations to fluctuate include:

•	the timing and volume of purchase orders and cancellations from our customers;

•	changes in manufacturing costs, including wafer, testing and assembly costs, and manufacturing yields, product quality and reliability;

•	the timing and availability of adequate manufacturing capacity of the foundries we use;

•	our ability to successfully design and introduce new products in a timely manner that meet our customers’ needs;

•	the timing, performance and pricing of new products introduced by us and our competitors;

•	the timing and amount of operating expenses incurred by us, including cash bonuses to senior management;

•	the liquidity and cash flow of our company and our customers; and

•	changes in exchange rates, interest rates, tax rates and tax withholding.

Any fluctuations in our quarterly results of operations may affect the price of our ADSs. In future periods, the market price of our ADSs could decline if our revenue and results of operations are below the expectations of analysts and investors.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2005, we owned 106 patents in China and had 430 pending patent applications in China, 21 pending patent applications in the United States, five pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

We may face intellectual property infringement claims that could be time-consuming and costly to defend and, if successful, result in our loss of significant rights and inability to continue providing our existing products.

Our success also depends in large part on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. Also, we may be unaware of filed patent applications that relate to our products. Parties making infringement claims may be able to obtain an injunction, which could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

Two of our officers may face claims by their former employer that could consume substantial amounts of management time and attention, as well as result in damage to their and our reputations.

Dr. Zhonghan Deng, our Chairman, Chief Executive Officer and President, and Dr. Xiaodong Yang, one of our directors and our Chief Technology Officer, were among the co-founders of Vimicro China in 1999. Mr. Deng and Mr. Yang were also co-founders in 1998 of Pixim, Inc., a designer of digital imaging systems for high performance, advanced featured digital camera products based in Silicon Valley, where Mr. Deng was initially Chairman and President and Mr. Yang was initially a director and Vice President in charge of technology development. Mr. Deng left Pixim in May 2001 and became our Chairman, Chief Executive Officer and President at the beginning of 2002. Mr. Yang left Pixim in February 2004 and became our Chief Technology Officer in March 2004. Mr. Yang had also served on our board of directors in 2001 and 2002.

In May 2004, Mr. Deng and Mr. Yang learned that Pixim was contemplating a possible lawsuit against them based upon their alleged failure to disclose their involvement in Vimicro to Pixim and its stockholders and investors, with potential claims in the nature of breach of fiduciary duty, misrepresentation and securities fraud. Mr. Deng and Mr. Yang have informed us that, to date, despite inquiries on their behalf seeking clarification of the potential claims, Pixim has declined to specify the factual or legal basis for any claim and no lawsuit has been filed against Mr. Deng or Mr. Yang. However, we cannot assure you that claims of this nature or other claims will not be brought against Mr. Deng or Mr. Yang by Pixim or its investors, including claims based upon alleged breaches or misconduct by Mr. Deng or Mr. Yang under their contractual obligations to Pixim or alleged infringements of Pixim’s intellectual property rights or misappropriation of its intellectual property assets. Mr. Deng and Mr. Yang have informed us that they believe these potential claims would be without merit if brought. We cannot assure you that similar claims might not also be made against us as a result of Mr. Deng’s and Mr. Yang’s involvement with us as co-founders and contributors of technology and technological expertise to initially capitalize Vimicro and as directors and, later, members of our senior management involved in our technology and product development. If any such claims were made against us, we would intend to contest them vigorously.

Regardless of the outcome, if any such claims were made against Mr. Deng, Mr. Yang or us, litigation could be expensive and could consume substantial amounts of management time and attention, as well as result in damage to their and our reputations, which could have an adverse effect on our operations. An adverse result in litigation could involve damages or equitable relief, and we cannot assure you that such relief would not negatively affect our ability to use our intellectual property, which could have a material adverse effect on our business. The commencement and prosecution of any such litigation, regardless of the outcome, could also have an adverse impact on the price of our ADSs.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. We rely on their expertise in multimedia processor design, business operations, sales and marketing and on their relationships with our shareholders, distributors and customers and relevant government authorities. We also rely on a number of experienced mixed-signal semiconductor designers whom are difficult to find since it often requires years of experience to fully master mixed-signal design. We do not maintain key-man life insurance for any of our senior executives and other key employees. If one or more of our senior executives or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Our initial option grants to many of our key employees are substantially vested. Therefore, these employees may not have sufficient financial incentives to continue to work for our company, and our ability to successfully operate our business and to execute our business strategy could be impaired if we cannot replace departing key employees in a timely manner.

The share options that we initially granted to many of our key employees have become, or will soon become, substantially vested. While we periodically grant additional share options to key employees after their hire dates, the number of options that we initially grant are usually much larger than in subsequent grants. Employees may be more likely to leave us after the share options that we initially granted to them fully vest, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If any member of our management team or any of our other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be impaired. We may also incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

If we fail to manage our growth effectively, our business may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer and distributor relationships and manage our relationship with foundries and assembly and testing houses. All of these endeavors will require substantial management effort and skill and incurrence of additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business.

Future acquisitions may have an adverse effect on our ability to manage our business.

If we are presented with appropriate opportunities, we may acquire complementary technologies, businesses or assets. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We have had deficiencies and material weaknesses in our internal control over financial reporting and cannot assure you that additional deficiencies and material weaknesses will not be identified in the future.

In connection with our private placement of preferred shares, completed in October 2004, we engaged our independent registered public accounting firm to audit our financial statements for the three years ended December 31, 2003. In connection with this audit, our independent registered public accounting firm identified several “control weaknesses” to our audit committee relating to (i) a lack of personnel with U.S. GAAP reporting experience, and (ii) the use of manual accounting systems that did not enable timely recording of transactions. Following the completion of our private placement of preferred shares, we initiated a comprehensive review of our financial and accounting systems and procedures in preparation for our initial public offering and our future reporting obligations as a public company. In the course of this review and the 2004 audit, our management and independent registered public accounting firm identified two items that had been incorrectly accounted for under U.S. GAAP. The identification of these instances of incorrect accounting under U.S. GAAP led to a restatement of our consolidated audited financial statements for the three years ended December 31, 2003 and were reported by our independent registered public accounting firm to our audit committee as resulting from material weaknesses in our internal control over financial reporting, as defined under the Public Company Accounting Oversight Board, or PCAOB.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include an internal control report of management in our annual report on Form 20-F for each fiscal year ending after July 15, 2006. To comply with this requirement, our management, under the supervision of our audit committee, has been conducting further evaluation of our internal control over financial reporting, designing and implementing enhanced processes and procedures to improve our internal control over financial reporting. During the evaluation process, our management has identified that we lack a comprehensive company level controls system including a formal risk assessment framework and an internal audit function, which is an area of internal control deficiency requiring improvement. Furthermore, our management believes that we must continue to take remedial steps to address the weaknesses identified by our independent registered public accounting firm in 2004. In connection with the 2005 audit, our independent registered public accounting firm has made similar recommendations.

Significant resources from our management team and additional expenses have been, and may continue to be, required to implement and maintain effective controls and procedures in order to remedy these material weaknesses and any additional weaknesses we may identify in our internal control over financial reporting in the future. We have hired, and may need to continue to hire, additional employees and outside consultants with accounting and financial reporting experience and further train our existing employees. If additional personnel are needed, we cannot assure you that we will be able to recruit qualified personnel in a timely and cost-efficient manner to meet our requirements.

We cannot assure you that we will remedy these material weaknesses, or that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If the material weaknesses reported by our independent registered public accounting firm are not remedied or were to recur, or if we identify additional weaknesses or fail to timely and successfully implement new or improved controls, our ability to assure timely and accurate financial reporting may be adversely affected, we may be required to restate our financial statements, and we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders, or otherwise harm our reputation.

Contractual arrangements between Vimicro China and Vimicro Hong Kong may be subject to scrutiny by the Hong Kong tax authorities and a finding that Vimicro Hong Kong owes additional taxes could substantially reduce our consolidated net income and the value of your investment.

We use Vimicro Hong Kong, a wholly-owned subsidiary of Vimicro China incorporated in Hong Kong, to facilitate a substantial portion of our sales activities primarily due to Vimicro Hong Kong’s close proximity to foundries and assembly and testing houses located in Taiwan and Hong Kong. Vimicro Hong Kong and Vimicro China have entered into certain contractual arrangements pursuant to which Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. We could face material and adverse tax consequences if the Hong Kong tax authorities determine that the contractual arrangements between Vimicro China and Vimicro Hong Kong were not entered into based on arm’s-length negotiations and adjust Vimicro Hong Kong’s income and expenses for Hong Kong tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Hong Kong tax purposes, of expense deductions recorded by Vimicro Hong Kong, which could in turn increase the tax liabilities of Vimicro Hong Kong. In addition, the Hong Kong tax authorities may impose late payment fees and other penalties to Vimicro Hong Kong for under-paid taxes. Our consolidated net income may be materially and adversely affected if Vimicro Hong Kong’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

Risks Relating to Our Industry

The markets in which we operate are highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The market for multimedia processors is intensely competitive and is characterized by frequent technological change and evolving industry standards. We expect competition to increase, especially in the mobile phone multimedia processor market. Increased competition may result in price reductions, reduced margins and inability to gain or hold market share.

In the PC camera multimedia processor market, we face competition primarily from ALi Corporation, EMPIA Technology, Sonix Technology and Sunplus Technology. We also face competition from large, diversified semiconductor vendors such as Philips.

In the mobile phone multimedia processor market, we face intense competition from vendors of audio processors such as Oki Electric, Rohm, Sunplus Technology, Winbond Electronics Corp. and Yamaha, and vendors of image, video and graphics processors, such as ATI Technologies, CoreLogic, MtekVision, Nvidia, Sanyo, Seiko Epson and Sunplus Technology. In addition, we may face actual or potential competition from established suppliers of semiconductor solutions to mobile phone manufacturers which may attempt to enter our market through, among other means, bundling or integrating multimedia processing functionality with their existing offerings. These suppliers include Analog Devices, Broadcom, Freescale, Infineon, Intel, Mediatek Corporation, NEC Electronics, Philips, QUALCOMM, STMicroelectronics and Texas Instruments.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete effectively and increase or maintain our revenue and market share in the PC camera multimedia processor market, or compete successfully against our current or future competitors in the mobile phone multimedia processor market.

We are subject to rapidly declining average selling prices, which may harm our revenue and gross profit.

Semiconductor products and electronics products into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market driven pricing pressures on our products in the future. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and test capacity.

Our business could be materially and adversely affected if we fail to anticipate changes in evolving industry standards and to develop and introduce new and enhanced products.

Our products are generally based on industry standards, which are continually evolving. The emergence of new industry standards could render our products or those of our customers unmarketable or obsolete and may require us to incur substantial unanticipated costs to comply with any such new standards. Moreover, our past sales and profitability have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products. Our continued ability to adapt to such changes and anticipate future standards will be a significant factor in maintaining or improving our competitive position and our prospects for growth. We cannot assure you that we will be able to anticipate the evolving industry standards or that we will be able to successfully develop and introduce new products to meet the new standards. If we fail to anticipate technological change and introduce new products that achieve market acceptance, our business and results of operations could be materially and adversely affected.

Risks Related To Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and have a material adverse effect on our competitive position.

Most of our business operations are conducted in China and we believe that a significant portion of devices that our products are incorporated into are ultimately sold to end users in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and the allocation of resources.

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the semiconductor industry. Such developments could have a material adverse effect on our businesses, lead to reduction in demand for our products and materially and adversely affect our competitive position.

Because our business depends in part on the continuing expansion of the electronics supply chain in China, any slowdown in this expansion could have a material adverse effect on our business and operating results.

Our continuing growth is based upon, among other factors, the continuing expansion of design, manufacturing and other elements of the electronics supply chain in China. This expansion depends on many factors, including China’s ability to continue to attract foreign investment, maintain low costs of operations and supply a well-educated labor force, as well as compete successfully against other countries which desire to establish themselves as preferred supply centers. Any slowdown in the expected expansion of the electronics supply chain in China could have a material adverse effect on our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through Vimicro China, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Our business benefits from certain tax incentives and government grants. Expiration or elimination of, or other adverse changes to, these tax incentives or reductions of these grants could have a material adverse effect on our results of operations.

The PRC government has provided various tax incentives to domestic companies in the semiconductor industry, including Vimicro China, in order to encourage development of the industry. Vimicro China has benefited from tax incentives provided by the PRC tax authorities in the form of preferential tax treatment, reduced tax rates and tax credit, and has also received government research grants and other incentive measures. However, the PRC tax authorities could reduce or eliminate any or all of these tax incentives at any time in the future. For example, before April 1, 2005, we were entitled to an immediate rebate for the portion of the value-added tax, or VAT, exceeding 3% of the selling price charged by Vimicro China to our customers in China. Since April 1, 2005, China revoked such VAT rebate. Although the adverse effect of this policy change on our operating results is insignificant because most of our sales were conducted through Vimicro Hong Kong, any further reduction or elimination of any or all of the tax incentives or grants from the government currently provided to Vimicro China could have a material adverse effect on our results of operations.

Vimicro China is subject to restrictions on paying dividends or making other distributions to us.

We are a holding company and we rely on dividends paid by our subsidiaries, including Vimicro China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Vimicro China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds, until the accumulated reserve fund exceeds 50% of its registered capital. These reserve funds are not distributable as cash dividends. If our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. A portion of our net revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a portion of our revenue in RMB, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from Vimicro China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. In addition, we cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on RMB foreign exchange transactions.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice known as “Circular 75” in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing, referred to in Circular 75 as a “special purpose offshore company.” Circular 75 become effective on November 1, 2005. Under Circular 75, if an acquisition of a PRC company by a special purpose offshore company controlled by PRC residents occurred before November 1, 2005, such PRC residents were required to submit a registration form to the local SAFE branch to register their ownership interests in the special-purpose offshore company before March 31, 2006.

We have notified beneficial owners of our company who are PRC residents to register with the local SAFE branch as required under Circular 75. We are aware that members of our senior management who are PRC residents have registered with the local SAFE branch. The failure or inability of other beneficial owners of our company resident in the PRC to comply with the registration procedures set forth therein could subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to our company or otherwise adversely affect our business.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effect of SARS, avian flu, or another epidemic or outbreak, on the economic and business climate. Any prolonged recurrence of SARS, or outbreak of avian flu, or another epidemic in China may have a material adverse effect on our business operations, financial condition and results of operations. For instance, health or other government regulations may require temporary closure of our offices, which will severely disrupt our business operations.

Risks Related to the Shares and ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the PC camera and multimedia mobile phone markets;

•	changes in the economic performance or market valuations of other semiconductor companies;

•	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our key personnel;

•	fluctuations of exchange rates between the RMB, the U.S. dollar and the Hong Kong dollar;

•	litigation related to our intellectual property;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure our existing shareholders that financing will be available in amounts or on terms acceptable to us, if at all.

Holders of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this annual report on Form 20-F and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary bank will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a substantial portion of our operations in China and the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through Vimicro China. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides significantly less protection to shareholders when compared to the laws of the U.S.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

As of December 31, 2005, our principal shareholders and their affiliated entities beneficially owned approximately 40.7% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. In addition, these persons could divert business opportunities from us to themselves or others.

If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. We cannot assure you that our management will be able to conclude that our internal control over financial reporting is effective when the requirements of Section 404 become applicable to us. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still conclude that our internal control is not effective due to any inability to fully remedy the material weaknesses already reported to our audit committee by our independent registered public accounting firm or additional material weaknesses that may be identified during the Section 404 audit process or other reasons. Furthermore, during the course of evaluation, documentation and attestation, we may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of the ADSs and our ordinary shares and the composition of our income and assets, we believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2005. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2006 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Vimicro International Corporation. We commenced operations in 1999 through Vimicro China, a company established in China. In February 2004, we incorporated Vimicro International Corporation in the Cayman Islands as an exempted company with limited liability under the Cayman Islands Company Law (2004 Revision). In May 2004, we effected a corporate reorganization whereby all former owners of Vimicro China transferred their ownership interests in Vimicro China to Vimicro International Corporation, and Vimicro China became a wholly-owned subsidiary of Vimicro International Corporation. Following the share transfer, each former owner of Vimicro China and/or its designated nominee subscribed for the shares of Vimicro International Corporation based on such former owner’s pro rata ownership interest in Vimicro China prior to the reorganization.

Vimicro China primarily conducts our research and development, marketing, finance and administrative activities. It currently has two directly wholly-owned subsidiaries:

•	Viewtel Corporation, which was incorporated in California in June 1999 to keep abreast of the latest technology developments in the U.S. and to maintain a small team of engineers to conduct advanced research and development activities; and

•	Vimicro Electronics International Limited, which was established in Hong Kong in May 2002 to facilitate our sales activities and utilization of third-party foundries and assembly and testing houses located in Taiwan and Hong Kong.

In November 2005, we completed the initial public offering of our ADSs, each of which represents four ordinary shares, and listed our ADSs on the Nasdaq National Market.

Our principal executive offices are located at 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China. Our telephone number at this address is (8610) 6894-8888 and our fax number is (8610) 8233-5762. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is (1-345) 949-8066. In addition, we have regional offices in Shanghai, Shenzhen, Hong Kong and Mountain View, California.

RECENT DEVELOPMENTS

Developments Relating to Our Business

Introduction of New Line of Mobile Multimedia Processors

We launched the Vinno Product Family, a new line of single-chip mixed-signal mobile multimedia processors. During the first six months of 2006, we began volume shipments of the following Vinno products.

Product	Features	Month Introduced(1)
Vinno II	Single-chip mobile multimedia processor with 0.13µm technology; supports a FAT 12/16/32 file system; powered by an embedded microprocessor core with low-power consumption; integrates a MPEG4 codec, a H.264 Codec, a 2 mega pixel camera processor, an AMR codec, an MP3 decoder, an AAC/AAC+ decoder, a WMA decoder, a MIDI synthesizer and a game engine; provides a complete solution for the feature-rich 2.5G handset market; also supports video conferencing for 3G phones.	March 2006

Product	Features	Month Introduced(1)
Vinno I	Mixed-signal single-chip mobile multimedia processor with 0.18µm technology; embedded 1.3 mega pixel camera processor; integrates a JPEG codec, an ISP (Image Signal Processor), a LCD controller, an MP3 decoder, a 64-channel MIDI synthesizer, a 3D-sound processor, a 10-band equalizer, a stereo audio speaker/headphone amplifier, a stereo voice ADC, an 8-bit MCU, a FAT 12/16 file system, a flash controller, and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G phones.	March 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

Introduction of New PC and Embedded Notebook Camera Multimedia Processors

We also introduced and began volume shipments of the following new PC and embedded notebook camera multimedia processors during the first six months of 2006.

Product	Features	Month Introduced(1)

VC0325	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver, a JPEG codec, and an AC97 interface; supports human face tracking applications.	March 2006

VC0326	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras, supports a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates noise cancellation features, a USB 2.0 controller and transceiver, a JPEG codec, two channel audio ADC, and an AC97 Interface; supports human face tracking applications.	March 2006

VC0323	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver.	January 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

Audit Committee Investigation

In April 2006, our auditors received two anonymous letters purportedly written by certain shareholders. The letters included allegations relating to option grants to our founders and activities at our U.S. subsidiary five and six years ago. In response to the letters, our board of directors asked our audit committee, consisting of independent, non-management directors, to conduct a review of the issues raised by the letters. After a two and one half month review, assisted by our special outside legal counsel WilmerHale, our audit committee did not find evidence to substantiate the allegations in the anonymous letters, other than with respect to a single transaction recorded by our U.S. subsidiary in 2001, which was reversed in 2002. Our audit committee concluded that the impact of that transaction on our prior financial statements was not material.

Our audit committee shared the substance of its review with our auditors. Given the extensive review performed by our audit committee, we incurred approximately $2.3 million in professional fees in connection with the review, including audit fees resulting from additional audit procedures performed by our auditors.

Inventory Reserve

In May 2006, we began to sell two mobile ringtone products at selling prices lower than their manufacturing costs. We also encountered certain cancellations of customer purchase orders and order delays from our customers on certain other mobile phone products that caused slower sales for these products. Based on current assessments, we will record an approximately $1.3 million inventory reserve for the products sold below cost and products that were still included in the inventory and were slow moving due to changes in customer demand in the second quarter of 2006.

B.	Business Overview

Overview

We are a fabless semiconductor company that designs, develops and markets mixed-signal semiconductor products and solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We conduct most of our operations in China. Although there are uncertainties with respect to China’s legal and regulatory environment, including its regulations and policies governing dividend distributions, taxes and foreign currency exchange, we believe that we benefit from our access to the high-quality design talent, competitive cost structure, growing electronics design and manufacturing industry, and increasingly significant domestic consumer electronics markets in China.

We are a leading supplier of PC and embedded notebook camera multimedia processors in terms of the number of peripheral PC and embedded notebook cameras shipped worldwide in 2005. Our multimedia processors are incorporated into the products of the largest PC and embedded notebook camera vendors, such as Logitech, as well as well-known notebook computer vendors, such as Lenovo. We seek to establish a leading position in the mobile phone multimedia processor market by leveraging our core multimedia technology capabilities. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Bird, Capitel, Lenovo Mobile, Pantech, UTStarcom, ZTE and Huawei as well as leading mobile phone design houses based in China, including China Techfaith Wireless Communication Technology Limited, or China Techfaith, CEC Wireless R&D Ltd., or CECW, and Yuhua Teltech (Shanghai) Co., Ltd., or Yuhua. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products, such as digital home entertainment systems.

Founded in 1999, we began volume shipments of our mixed-signal PC and embedded notebook camera multimedia processors and mobile phone multimedia processors in September 2001 and January 2003, respectively. We have grown significantly since we introduced our first mixed-signal multimedia products in September 2001. Our net revenue increased from US$16.6 million in 2003 to US$50.3 million in 2004 and US$95.3 million in 2005. Our net income amounted to US$16.4 million in 2005. We had a net loss of US$5.6 million in 2004 due to the share-based employee compensation expenses recorded in 2004.

Our Solutions and Competitive Strengths

Our solutions consist of semiconductors, software and system-level reference designs. We have designed our solutions to support a broad range of standards, baseband platforms and components in order to facilitate our customers’ designs, assembly and supply chain management processes. We believe that our solutions, our location in China and our team of experienced managers and engineers provide us with a number of significant competitive strengths, including:

•	Expertise in Mixed-Signal, System-on-Chip Design. Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other technical challenges. Our experienced teams of mixed-signal design engineers are skilled in integrating a variety of multi-voltage, analog and digital functional building blocks in our SoC designs. Our analog circuits include analog to digital conversion, or ADC, digital to analog conversion, or DAC, power supply management, power amplification and high speed bus physical interfaces. Our digital circuits include embedded memory, micro-controller, embedded RISC CPU, DSP and dynamic power management. The high level of integration of our single-chip products delivers several benefits to our customers, including low power consumption, small size and cost effectiveness. All of our products are implemented in standard CMOS processes and manufactured using leading-edge process technologies.

•	Leading Design Capabilities in Audio, Imaging and Video Algorithms and Related Technologies. Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as WMA, AAC Plus, MIDI, MP3, MPEG4, H.264 and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage and playback. Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, and video and audio signal reconstruction.

•	Proprietary Technologies Enabling High Performance Signal Processing Capabilities. Our mixed-signal multimedia processors enable high performance real-time processing of large volumes of audio, image and video signal data. Our mixed-signal adaptable processor architecture incorporates circuitry that can be modified by software commands to permit different types of tasks to be performed by the same processor. We believe that this architecture allows our products to achieve processing speed, signal quality and power consumption performance comparable to that obtained from competing fixed function hardware. However, unlike fixed function hardware, which is suitable for single applications such as video processing, our products can support a variety of multimedia applications such as audio, video and imaging using a single processor. This allows us to achieve levels of integration comparable to those offered by general-purpose semiconductor devices such as CPUs and baseband processors. Since our processors are designed solely for multimedia applications, rather than a broad spectrum of computing tasks, our processors avoid the need for the complex control software used by CPUs and baseband processors, and can therefore offer significantly better processing speed, signal quality and power consumption performance.

•	Application-Level Software Development Capabilities. We seek to differentiate our products and speed our customers’ time-to-market through developing application-level software capabilities. We work closely with other technology leaders to enable innovative multimedia applications through the integration of value-added software features.

•	Extensive Network of Sales, Marketing and Customer Support Resources. We have an extensive network of sales, marketing and customer support resources, including offices in Silicon Valley, Taipei, Beijing, Shanghai and Shenzhen. We have entered into distribution and support agreements with partners who we train to support our products to cover additional areas such as Europe and Japan as well as specific large customers in Korea and elsewhere. We maintain an extensive technical support team in Beijing and in other cities in China to provide high-quality, low-cost support services for our global sales force.

•	Proximity to the Growing Electronics Design and Manufacturing Industry and Consumer Electronics Markets in China. We market and sell our products and solutions to an increasing number of companies in the electronics industry that have established design, manufacturing and assembly facilities in China. Our close proximity to these facilitates provides opportunities for efficient cooperation, marketing, manufacturing improvements and after-sales support. In addition, domestic consumer demand for electronic devices has increased significantly as a result of the rapid growth in the Chinese economy, which in turn further boosts demand for semiconductor products. We believe that we are well positioned to take advantage of the growth of the electronics design and manufacturing industry and consumer electronics markets in China.

•	Ability to Benefit from World-wide Sourcing of Semiconductor Design Talent. Our management and engineering team leaders have significant international experience that they have leveraged in guiding us to our current position as a leading fabless mixed-signal semiconductor design company. We believe that this has enabled us to attract skilled and experienced engineers in Silicon Valley and elsewhere with expertise in mixed-signal design to support our growth and continued technology innovation. In addition, we believe this position gives us a competitive advantage in recruiting candidates from China’s top universities. China has established a significant educational system for advanced semiconductor design and graduates a large number of advanced degree holders in engineering each year, creating a large pool of motivated and qualified candidates. As a result, we have been consistently able to hire qualified engineering graduates at a competitive cost. Recruiting and retaining research and development talent comprises one of the most significant expenses for fabless semiconductor design companies. Our access to high-quality, low-cost design talent in China provides us with a significant competitive advantage relative to semiconductor designers based in higher-cost areas.

Products

Currently, we primarily design, develop and market mixed-signal multimedia processors for PC and embedded notebook cameras, as well as for mobile phones. We provide our customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs, and applications support. Our products support a broad range of standards, platforms and components in order to facilitate our customers’ designs and their assembly and supply chain management processes. To diversify our product offerings, we have developed and begun to ship our first home TV camera product. In addition, to meet the demand of China-based PC and embedded notebook camera manufacturers for more comprehensive system solutions to enable greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC and embedded notebook camera multimedia processors.

PC and Embedded Notebook Camera Multimedia Processors

We design different models of PC and embedded notebook camera multimedia processors based on the same core technology platform with modifications in successive models with improved performance and functionality. Our PC and embedded notebook camera multimedia processors are fully compatible with sensors that are based on CMOS or CCD technology, the two primary types of technology for sensors. All of our PC and embedded notebook camera multimedia processors are single-chip processors manufactured under our own brand name using our proprietary intellectual property. While our principal focus is on providing our customers with proprietary, high-performance products, we also develop and sell a range of basic, complementary semiconductor products in order to provide more comprehensive solutions for our customers.

The following table sets forth the major PC and embedded notebook camera multimedia processors which we have developed and shipped in volume as of December 31, 2005.

Product	Features	Month Introduced(1)
VC0301PLH	High-speed single-chip processor supporting a frame rate of up to 30 frames per second at VGA resolution, with an integrated USB controller and transceiver.	February 2005

VC0321	Single-chip processor targeted at the high-speed PC and embedded notebook camera market, supporting a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver.	November 2004

VC0301PL	Value-oriented single-chip solution with an integrated USB controller and transceiver. Eliminates the need for external DRAM and reduces PC and embedded notebook camera bill of materials costs.	August 2004

VC0305	Value-oriented single-chip solution for the PC and embedded notebook camera applications, with an integrated USB controller and transceiver; supports all major image processing functions and reduces system cost by eliminating the need for external DRAM.	August 2004

VC0301Plus	Enhanced version of VC0301 with additional imaging functionalities including noise cleaning, edge enhancement, auto exposure and auto white balance controls.	July 2002

VC0302	Single-chip processor with imaging functionalities of VC0301Plus; supports embedded audio capability for sound recording.	July 2002

VC0301	Single-chip processor for VGA PC and embedded notebook cameras that combines CMOS sensor interface, image signal processing, image compression and USB 1.1 transfer functions; supports a frame rate of up to 15 frames per second at VGA resolution.	September 2001

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2003, 2004 and 2005, we shipped 3.9 million, 15.9 million and 22.5 million units, respectively, of PC and embedded notebook camera multimedia processors. Our PC and embedded notebook camera multimedia processors have been incorporated into PC and embedded notebook cameras sold by leading PC and embedded notebook camera vendors, including Logitech.

In the first quarter of 2006, we launched the following new PC and embedded notebook camera multimedia processors. We have begun volume shipments of these products.

Product	Features	Month Introduced(1)
VC0325	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver, a JPEG codec, and an AC97 interface; supports human face tracking applications.	March 2006

VC0326	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras, supports a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates noise cancellation features, a USB 2.0 controller and transceiver, a JPEG codec, two channel audio ADC, and an AC97 Interface; supports human face tracking applications.	March 2006

VC0323	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver.	January 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

Mobile Phone Multimedia Processors

Our mobile phone multimedia processors are specifically designed to address the need for quality, low-power and cost-effective solutions for embedded cameras and video and audio functions in mobile phones. All of our mobile phone multimedia processors are sold under our own brand name.

The following table sets forth major mobile phone multimedia processors which we have developed and shipped in volume as of December 31, 2005.

Product	Features	Month Introduced(1)
VC0968	High-speed integrated mixed-signal mobile audio processor with 0.18µm technology; integrates a FAT 16/32 file system storage, an MP3 decoder, a 64-polyphony MIDI synthesizer, an IMA-ADPCM decoder and a 2-channel ADCs, DACs and power amplifiers; also integrates a SD/MMC/T-flash and NAND flash interfaces, and provides mobile audio center functionalities; supports transfer of audio data from PC or other devices via USB 2.0 and SD/MMC card memory interface; enables high-fidelity music and 3D virtual sound effects, and supports recording and playback of phone conversations, answering machine messages, and MMS/Voice mail with musical background features; enables digital rights management, or DRM, protection of music content through an integrated advanced encryption standard decryption engine.	December 2005

VC0927	Mobile audio processor with 0.18µm technology; integrates 64-polyphony wavetable MIDI synthesizer; supports playback of MIDI ringtones in various formats, including SMF, SP-MIDI, VMD, and i-Melody, as well as playback of real-time audio streams in ADPCM format; offers several additional features, such as user-defined musical instruments, user-defined sound effects, rhythm vibration, pulsating RGB color LED, and caller ID; supports hands-free operations, media playback on stereo headphones and karaoke functions.	September 2005

VC0917	Mobile audio processor with 0.18µm technology; integrates 40-polyphony wavetable MIDI synthesizer; supports playback of MIDI ringtones in various formats, including SMF, SP-MIDI, VMD, and i-Melody, as well as playback of real-time audio streams in ADPCM format; offers several unique features, such as user-defined sound effect, rhythm vibration, pulsating RGB color LED and caller ID; supports hands-free operations, media playback over stereo headphones and karaoke functions.	September 2005

VC0937	Mobile audio processor supporting a range of audio applications including MP3 playback, Hi-Fi ringtone, polyphonic ringtone, game background music and streaming audio playback.	May 2005

VC0568	1.3 mega-pixel camera controller chip enabling real-time capture and display of video and still images; supports 16x digital zoom, with pan functions, overlay and alpha-blending functions between camera’s video stream and host CPU’s graphics; includes 384KB of embedded SRAM and an integrated graphics engine delivering graphics acceleration.	April 2005

VC0938	Low-power single-chip mobile audio processor supporting a range of applications such as MP3 playback, Hi-Fi ringtone, polyphonic ringtone, game background music and streaming audio playback.	February 2005

VC0558(2)	Single-chip video processor enabling images and video clips communication between a mobile phone and display; directly connects to CMOS/CCD image sensors and LCD display modules; supports 8x digital zoom and includes 2D graphics acceleration, image rotation and special image effects.	July 2004

Product	Features	Month Introduced(1)
VC0918	Single-chip audio processor providing high-fidelity music ringtones and game sounds for mobile phones; supports karaoke functions and 3-D sound effects; integrates a 40-polyphony wave-table MIDI synthesizer.	May 2004

VC0928	Enhanced version of the VC0918 with 64-polyphony wave-table MIDI synthesizer and support for various MIDI file formats as well as user-defined musical instruments.	April 2004

VC0511	Single-chip imaging processor enabling image communication between a mobile phone and an attachable camera.	January 2003

(1)	“Month introduced” means the month during which we began shipments of the product.

(2)	The VC0558 was jointly developed with Fujitsu. We have agreed to share the gross profit on sales of the VC0558 with Fujitsu.

In 2004 and 2005, we shipped approximately 845,000 and 10.7 million units, respectively, of mobile phone multimedia processors. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Bird, Capitel, Lenovo Mobile, Pantech and UTStarcom, as well as leading mobile phone design houses based in China, including China Techfaith, CECW and Yuhua.

In the first quarter of 2006, we launched the following new mobile phone multimedia processors. We have begun volume shipments of these products.

Product	Features	Month Introduced(1)
Vinno II	Single-chip mobile multimedia processor with 0.13µm technology; supports a FAT 12/16/32 file system; powered by an embedded microprocessor core with low-power consumption; integrates a MPEG4 codec, a H.264 Codec, a 2 mega pixel camera processor, an AMR codec, an MP3 decoder, an AAC/AAC+ decoder, a WMA decoder, a MIDI synthesizer and a game engine; provides a complete solution for the feature-rich 2.5G handset market; also supports video conferencing for 3G phones.	March 2006

Vinno I	Mixed-signal single-chip mobile multimedia processor with 0.18µm technology; embedded 1.3 mega pixel camera processor; integrates a JPEG codec, an ISP (Image Signal Processor), a LCD controller, an MP3 decoder, a 64-channel MIDI synthesizer, a 3D-sound processor, a 10-band equalizer, a stereo audio speaker/headphone amplifier, a stereo voice ADC, an 8-bit MCU, a FAT 12/16 file system, a flash controller, and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G phones.	March 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

Home TV Cameras

In December 2004, we introduced the VC0701, a mixed-signal single-chip home TV camera multimedia processor, which can be used for both NTSC and PAL system display devices and which is fully compatible with sensors based on CMOS technology. We have jointly developed the VC0701 with PixelPlus Co., Ltd., or PixelPlus, and will share gross profit on sales of the VC0701 with PixelPlus.

The following table sets forth the features of our VC0701 multimedia processor.

Product	Features	Month Introduced(1)
VC0701	Integrates image processor supporting PC camera compatibility with tradition television input/output formats, such as PAL/NTSC; provides a high-quality video camera system using traditional TV, progressive TV and VGA monitors for a highly cost-effective, convenient home TV camera system solution.	December 2004

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2005, we shipped approximately 67,000 units of home TV camera multimedia processors.

Other Products

In order to meet the demand by many of our China-based PC and embedded notebook camera multimedia processor customers for more comprehensive solutions, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC and embedded notebook camera multimedia processors. Historically, we developed and sold proprietary VXP solutions to affiliates of China Telecom and China Netcom to help them promote broadband services to end users. We are also developing and selling mixed-signal power management chips as part of our mobile system solutions. In 2005, we shipped 35.9 million units of our power management chips.

Technology

We have developed a broad portfolio of technologies to support multiple functions that are required for multimedia semiconductor solutions. Our products integrate multiple multimedia applications, numerous industry-standard formats, advanced input/output capabilities, analog functions, on-chip memory, complex algorithms to provide high quality still picture, video and audio and are architected to provide efficient use of silicon. Although many functions in multimedia are standards-based, we provide multimedia signal processing that exceeds quality levels required by several important standards to differentiate our customers’ products in the market. We have established a rigorous design process to support the integration of numerous functional blocks into a low-cost single-chip product on a rapid time-to-market schedule. This process enables us to support advanced standards and quickly improve feature-sets to support our customers’ rapid product release cycles. The following paragraphs outline our portfolio of core technologies and describe our mixed-signal design methodology.

Multimedia SoC Design and Video, Imaging, Audio and Graphic Technologies

Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage and playback.

•	Video. We possess a broad portfolio of video technologies to support leading industry standards and compression technologies, such as JPEG, MPEG2, MPEG4, AVS and H.264. In addition, we have developed a variety of technologies to provide high video quality and differentiated features, including interlaced to progressive and progressive to interlaced, audio video synchronization, noise reduction, resolution enhancement, sample rate conversion, scaling, auto focus, face tracking algorithms and signal reconstruction.

•	Imaging. We have developed a number of image processing algorithm technologies to provide high-quality imaging capabilities in our products. Such technologies include color interpolation, color space conversion and correction, white balance, noise reduction, auto exposure, focus control, resolution enhancement, signal quality enhancement, contrast enhancement and dead pixel detection and correction technologies.

•	Audio. We have developed a broad portfolio of audio technologies to support leading industry standards and compression technologies such as MIDI, MP3, WMA, AAC, AMR and our proprietary versatile multimedia data (VMD). We have developed several audio processing algorithms and other capabilities to provide a superior aural experience to end-users and differentiate our customers’ products in the market, including wave engine, wave engine codec, surround sound audio, 3D audio, noise cancellation, echo cancellation and all-digital amplifier technologies.

•	Graphics. To support graphics capabilities for gaming and other applications in mobile devices, we have developed a number of graphics signal processing capabilities, including support for low power 2D and 3D graphics such as drawing polygons, mobile flash and java.

Analog and Digital Integration

Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other problems. We are experienced in the design of high performance analog and mixed-signal circuitry using CMOS standard process technology, allowing integration of analog and digital functions in our single-chip solutions to achieve lower power, lower cost and more compact products. Our analog and power management circuits include analog to digital conversion, or ADC, digital to analog conversion, or DAC, power supply management, power amplification and high speed bus physical interfaces.

Embedded DSP and Multimedia Signal Processing Algorithms

To support the development of highly integrated multimedia SoC’s incorporating multiple multimedia capabilities, we have developed an adaptable processor architecture. The processor can be modified by software commands to reconfigure in a manner optimal for the processing of different types of tasks such as audio, video, imaging and graphics processing. We believe that this architecture allows our products to achieve processing speed, signal quality and power consumption performance comparable to that obtained from competing fixed function hardware that is suitable for a single application such as video processing. Since our processors are designed solely for multimedia applications, rather than a broad spectrum of computing tasks, our processors avoid the need for the complex and power inefficient control and processing software used by general purpose CPUs and baseband processors, and can therefore offer significantly better processing speed, signal quality and power consumption performance than those general-purpose processors.

Design Methodology

Multimedia SoC design usually requires integration of each of the aforementioned technological capabilities into a single chip on a rapid product design cycle. We use a number of industry leading standard and proprietary CAD and design methodologies to accomplish this. Our design methodologies in algorithms, software and hardware co-design enables integration of multimedia signal processing algorithms with mixed-signal design to ensure that our algorithms are optimized for efficient silicon implementation and high yield manufacturing. To meet stringent time-to-market requirements and rapid product cycles of multimedia semiconductor design, we have developed a methodology based on software simulation, hardware simulation, single and multi-FPGA emulation, software-hardware co-simulation and digital and analog co-simulation. In addition, we have developed proprietary multimedia mixed-signal development platforms for system-level integration at the customer site.

Customers

Many of the leading brand owners in our target markets use original design manufacturers, or ODMs, which are companies that specialize in the design and manufacture of products for brand owners. Accordingly, a significant portion of our revenue is derived from our sales to ODMs, who incorporate our multimedia processors in end products that they supply to brand owners. Our major ODM customers include Akkord and Serome Electronics Inc. We also sell our products to distributors, to original equipment manufacturers, or OEMs, who incorporate our multimedia processors in their end products, and to design houses and module manufacturers. In most cases, we ship products to and receive payments directly from distributors and ODMs rather than brand owners for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with brand owners that our multimedia processors are incorporated in their end products.

The following is a list of our representative customers in the PC and embedded notebook camera and mobile phone multimedia processor markets during 2005.

Market	Customers
PC and embedded notebook camera multimedia processors	Akkord HanVision Electronics Co., Ltd. Hongtaili Suzhou Logitech Electronics Co., Ltd. Serome Electronics Inc. WooSung Semiconductor Co., Ltd.

Mobile phone multimedia processors

NingBo Bird Co., Ltd.

Beijing Capitel Co., Ltd.

China Techfaith

Lenovo Mobile Communication Technology Ltd.

Pantech Communication, Inc.

UTStarcom Inc.

ZTE Corporation

Huawei Technologies Co., Ltd.

Yuhua Teltech Ltd.

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2005, our top five and top ten customers collectively accounted for approximately 61% and 76%, respectively, of our net revenue for the year. Akkord, a China-based ODM, and Hongtaili, one of our major China-based distributors, contributed 22% and 25%, respectively, of our net revenue in 2005. As we expand our mobile phone multimedia processor business, our overall customer composition as well as the identity and concentration of our top customers are expected to change from period to period.

Sales and Marketing

Our marketing staff works closely with our research and development staff and our customers to develop demand for our products. In designing products, we aim to anticipate our customers’ needs and to meet their increasingly complex and specific design requirements. We also strive to design products that will achieve broad market acceptance and generate widespread end-user demand, including demand for follow-on and derivative products using our solutions. Our time to market typically ranges from three to six months for our PC and embedded notebook camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers.

We sell our products through a direct sales force in China and through distributors and representatives outside of China. Our direct sales staff is located in Beijing, Shanghai and Shenzhen, covering major regional markets in China. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized distributors and representatives covers various markets outside of China, in particular the Taiwan and South Korea markets, where many of our principal customers are located. We intend to open new sales offices in South Korea and Taiwan. We intend to expand our sales and marketing network to develop new customers in Asia. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales.

The following table summarizes information regarding the regions where we derived revenues from our direct customers for the periods indicated:

	Years ended December 31,
	(in thousands)
	2003		2004		2005
Revenue distribution:
Mainland China	US$	4,298	US$	3,745	US$	5,567
Hong Kong		12,273		46,513		89,710
U.S.A.		33		—		—
Total net revenue	US$	16,604	US$	50,258	US$	95,277

Substantially all of our customers are based in Asia. We anticipate that most of our revenues will continue to be derived from sales to our customers in Asia. However, we believe that a significant number of PC and embedded notebook cameras and mobile phones designed and manufactured by our customers are sold to end users outside of the Asia-Pacific region. We generally collect payments from customers shortly before delivering our products. We also offer credit terms to attract and retain large customers.

We engage in marketing activities such as attending conferences and exhibitions and participating in industry specific organizations to promote our products and brand name. For example, in February 2004, we became the only China-based member of the Mobile Industry Process Interface Alliance, a collaboration of mobile industry leaders with the objective to define and promote open standards for interfaces to mobile application processors. We were a founding member of MMTA, which was established in October 2004 by leading participants in China’s telecommunication industry, such as China Mobile, China Unicom, China Telecom, China Netcom, Huawei and ZTE, to promote domestic and international technical innovation and standards and to promote 3G applications in China. MMTA has established a number of key work groups focusing on developing and promoting industry standards in areas such as streaming technology, mobile TV, digital rights management, or DRM, and mobile surveillance. We believe that these activities have been instrumental in promoting our products and brand name among key industry participants.

Manufacturing

We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. By utilizing third-party foundries to produce silicon wafers for our multimedia processors, we are able to focus more of our resources on product design and eliminate the high cost of building and operating advanced semiconductor fabrication facilities. The bulk of our multimedia processors are manufactured with 0.25 micron and 0.18 micron CMOS process technologies. We are developing new products that will be manufactured using even more advanced 0.13 micron CMOS process technology.

We periodically negotiate with these third-party foundries to establish price, volume, timing and other terms. We work closely with these foundries in order to achieve high manufacturing yields in the fabrication process, which is an important aspect of our cost-containment efforts.

We have developed our own automatic testing process for mixed-signal semiconductors and outsource most of our assembly and testing requirements to ASE and the remainder to ASAT. We have also designed and incorporated on-chip test circuits into some of our multimedia processor products. We use standard, readily available packages for all of our products. We currently meet our entire mixed-signal semiconductor testing requirements through the use of logic testing equipment. For cost reduction purposes, we continue to evaluate the relative costs and benefits of outsourcing the testing of our mixed-signal semiconductors.

Quality Assurance

We focus on product quality through all stages of the design and manufacturing process. Our designs are subject to extensive circuit simulation before being committed to test manufacture. In an effort to reduce production cost, we commit a new product to volume production only after sample wafers are fabricated and sample processors are manufactured, packaged and tested. We qualify each of the foundries and assembly and testing companies we use through a series of industry standard product stress tests, as well as an audit and an analysis of their quality assurance system and, in the case of foundries, their manufacturing capability. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from these foundries and assembly and testing companies. We closely monitor foundry production for consistent quality and reliability.

Intellectual Property

We design substantially all of our multimedia processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. As of December 31, 2006, we owned 106 patents in China and had 430 pending patent applications in China, 21 pending patent applications in the United States, five pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our multimedia processors. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights.

As of December 31, 2005, we registered 15 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

Competition

The multimedia processor semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We face competition from various companies, including certain of our customers.

In the PC and embedded notebook camera multimedia processor market, we face competition primarily from ALi Corporation, EMPIA Technology, Sonix Technology and Sunplus Technology, as well as from large, diversified semiconductor vendors such as Philips.

In the mobile phone multimedia processor market, we compete with vendors of audio processors and vendors of image, video and graphic processors. Vendors of audio processors include NEC Electronics, Oki Electric, Rohm, Sunplus Technology, Winbond Electronics Corp. and Yamaha. Vendors of image, video and graphic processors include ATI Technologies, CoreLogic, MtekVision, Nvidia, Sanyo, Seiko Epson and Sunplus Technology. In addition, we also compete with established suppliers of semiconductor solutions to mobile phone manufacturers, which may be in a position to bundle or integrate multimedia processing functionality with their existing products. These suppliers include Analog Devices, Broadcom, Freescale, Infineon, Intel, Mediatek, NEC Electronics, Philips, QUALCOMM, STMicroelectronics and Texas Instruments.

The most significant factors that affect our competitiveness are:

•	the performance and cost effectiveness of our products relative to those of our competitors’ products;

•	the level of integration and power efficiency of our products;

•	the quality and reliability of our products;

•	our ability to deliver products in required volumes, on a timely basis and at a competitive price;

•	our ability to rapidly introduce new products to market; and

•	our customer support capabilities.

We believe we compete favorably on the basis of these factors. However, many of our existing and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.

REGULATION

The semiconductor industry in China is subject to substantial regulation. This section summarizes the most significant PRC regulations governing our business in China.

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

On June 24, 2000, the General Office of the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning integrated circuit design enterprises, or ICDEs. On the basis of the IC Polices, on October 10, 2002, the Ministry of Finance and the State Administration of Taxation, or the SAT, jointly issued the Notice on Relevant Taxation Policy Issues Concerning the Further Development of the Software and the Integrated Circuit Industries, or the IC Notice, which further specifies the tax treatment afforded to ICDEs.

We conduct our integrated circuit design in China through Vimicro China, which holds an ICDE approval from the Ministry of Information Industry and is eligible for preferential tax treatment under PRC laws relating to ICDEs as described below.

Accreditation of ICDEs

Only duly accredited ICDEs may qualify for preferential industrial policies. Pursuant to a policy entitled Administration of the Accreditation of Integrated Circuit Design Enterprises and Products Procedures, jointly issued by the MII and the SAT, on March 7, 2002, in order to obtain accreditation, an ICDE must (i) be a legally established enterprise whose principal business is semiconductor design; (ii) possess adequate production and quality assurance capabilities; and (iii) generate at least 30% of its total annual revenue from the design of semiconductor products. The MII has designated the China Semiconductor Industry Association to conduct the accreditation of ICDEs.

Encouragement of Foreign Investment in ICDEs

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on November 30, 2004, foreign investment in semiconductor design is encouraged and may be eligible for certain types of preferential treatment.

Preferential Taxation Policies

Under the IC Policies and the IC Notice, ICDEs are treated as software enterprises for purposes of tax treatment.

Preferential Value-added Tax Policy. Under the IC Notice, from January 1, 2002 to December 31, 2010, IC sales are subject to a VAT levy of 17%. A China-based company was entitled to an immediate refund for any portion of the VAT exceeding 3% of the selling price charged by the China-based company for its sales to customers in China. The China-based company must use the tax refund for the research and development of semiconductors or to increase production. However, pursuant to the Notice on the Elimination of the Value-Added Tax Rebates Policy on Integrated Circuits, effective April 1, 2005, such refund is no longer available to ICDEs.

Exemption of Customs Duties and Import-related Value-added Tax. Under the IC Policies, an ICDE does not need to pay customs duty or import-related VAT on any imported equipment necessary for its own use or any technology, ancillary parts and spare parts that are included in the contract for the equipment. The exemptions from customs duty and import-related VAT do not apply to equipment, technology and parts that are listed on the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions.

An ICDE may manufacture its self-designed semiconductors overseas if it is not able to manufacture them in China. Pursuant to a notice jointly issued by the Ministry of Finance and the SAT on August 31, 2004, effective October 1, 2004, the import-linked VAT levied on these semiconductors is set at 17%.

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization, or WTO, in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•	the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985, and the Implementing Regulations issued by the State Council on June 15, 2001, effective July 1, 2001;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, of which China became a member state on March 19, 1985;

•	the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•	the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001; and

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of ICs, of which China was among the first signatory states in 1990.

Protection of Integrated Circuit Layout Design

Under the Layout Design Regulations, an integrated circuit layout design is defined as a three-dimensional configuration of a semiconductor circuit that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductor circuits.

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies whom are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.

The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office in China.

Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.

Registration of a Layout Design

The State Intellectual Property Office in China decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use the patent if: (i) three years have passed from the date of granting an invention patent or a utility model patent; and (ii) the company has been unsuccessful in obtaining a license from the holder of the rights despite good faith attempts to obtain the license. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses, or to uses that counter anti-competitive actions, as determined by judicial or administrative procedures.

Under the Layout Design Regulations, the intellectual property administration department of the State Counsel may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition, as determined by a court or the supervision and inspection against unfair competition department of the State Council. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes, or to remedy the holder’s unfair competitive actions as determined by a court or the supervision and inspection against unfair competition department.

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE or its local branch.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

SAFE Approval for Mergers and Acquisitions

Under SAFE’s Circular 75 which become effective on November 1, 2005, if an acquisition of a PRC company by a special purpose offshore company controlled by PRC residents occurred before November 1, 2005, such PRC residents were required to submit a registration form to the local SAFE branch to register their ownership interests in the special-purpose offshore company before March 31, 2006. The PRC resident must also amend such registration form if there is a material event affecting the offshore company, such as, among other things, a change to the company’s share capital, a transfer of shares, or if the company is involved in a merger, an acquisition or a spin-off transaction or provides guarantees to other entities.

In accordance with Circular 75, failure to register with the SAFE could subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

C.	Organizational Structure

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Vimicro Corporation	People’s Republic of China	100%
Viewtel Corporation	California, U.S.A.	100%
Vimicro Electronics International Limited	Hong Kong Special Administrative Region	100%

We conduct substantially all of our business through our wholly-owned subsidiaries. Vimicro China primarily conducts our research and development, marketing, finance and administrative activities. It currently has two directly wholly-owned subsidiaries: Viewtel Corporation, and Vimicro Electronics International Limited.

D.	Property, Plant and Equipment

We are a fabless semiconductor company. We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. Therefore, we do not have manufacturing facilities of our own.

Our principal executive offices are located on premises comprising approximately 5,360 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen and Mountain View, California. We lease substantially all of our premises from unrelated third parties. We believe that we will be able to obtain adequate facilities, principally through leasing of appropriate properties, to accommodate our future expansion plans.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

We are a fabless semiconductor company that designs, develops and markets mixed-signal semiconductor products and solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We have grown significantly since we introduced our mixed-signal multimedia products in September 2001. Our net revenue increased from US$16.6 million in 2003 to US$50.3 million in 2004 and US$95.3 million in 2005. Our gross profit increased from US$5.6 million in 2003 to US$17.9 million in 2004 and US$36.3 million in 2005. Our net income amounted to US$16.4 million in 2005. We had a net loss of US$5.6 million in 2004 due to US$13.4 million share-based employee compensation expenses recorded in 2004, and net income of US$14,000 in 2003. Although we recently became profitable, we may not be able to maintain profitability. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance.

We currently derive a significant portion of our revenue from sales of mixed-signal PC and embedded notebook camera multimedia processors. In the future, we intend to derive an increasing percentage of our revenue from mobile phone multimedia processors and other new mixed-signal products that we develop to address the needs of additional markets which we believe have the potential for high volume sales of multimedia products.

In reviewing our performance, we focus on the following non-financial factors: our market penetration, the features and performance of our products, our number of design wins, the length of our product sales cycles, and shipment volumes of our products. We evaluate our performance in respect of these non-financial factors against our internally developed operating plans. We also focus on the following key financial factors: net revenue, gross profit margins and operating expenses.

While our business is influenced by factors affecting the semiconductor industry generally and by conditions in each of the markets we serve, we believe our business will be influenced by company-specific factors such as our ability to continually improve our product development capabilities, increase our sales and improve our operations. We expect that our ability to grow our business will depend on our success in penetrating our target markets.

Our gross profit margins have historically fluctuated and are expected to continue to fluctuate due to several factors, including changes in the relative mix of our products, the per-unit costs for our products, and the average selling prices for our products. We have been able to reduce the average per-unit costs for our products primarily due to our ability to negotiate more favorable pricing terms with the foundries and testing houses we use as we have achieved higher shipment volumes, as well as our ability to improve the manufacturing yields of our products over time through our manufacturers and reduce the size and cost of our products through the migration of our designs to more advanced semiconductor manufacturing processes, for example, from .25 micron CMOS to .13 micron CMOS manufacturing processes. We expect to continue to face price pressure on our products as average selling prices for semiconductor products generally decline over time. However, the average selling price decline may be mitigated by developing and marketing successive generations of products with lower unit costs than prior generations. In order to maintain or improve our gross profit margins, we need to continue to introduce new, lower cost products, increase sales volumes and reduce unit costs.

We expect that the total amount of our operating expenses will generally grow over time. Our research and development expenses are expected to increase as we continue to develop new multimedia products and increase our headcount. Our sales and marketing expenses are expected to grow as we expand our sales and marketing network in Asia and engage in additional marketing and promotional activities. Our general and administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a publicly-traded company.

We use a limited number of third-party foundries to manufacture our multimedia products, and we rely on a limited number of independent assembly and testing houses to assemble and test substantially all of our multimedia processors. We believe that this business model enables us to reduce our capital expenditures and fixed costs relative to semiconductor companies that manufacture, assemble and test their own products, while focusing our engineering and design resources on our core strengths. We do not have any long-term agreement with any foundry or assembly and testing house and we typically place orders with them on a purchase order basis, depending on our customers’ purchase orders and sales forecasts. Our dependence on a limited number of foundries and assembly and testing houses subjects us to a number of risks, including those risks set forth in “Item 3. Key Information – D. Risk Factors—Risks Related to Our Business” concerning foundries and assembly and testing houses.

Multimedia processors are characterized by a lengthy time to market, which is the interval between product development and initial volume sales. The time to market typically ranges from three to six months for our PC and embedded notebook camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers. Our lengthy time to market makes it difficult for us to forecast our revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product. It is possible that we may not generate sufficient, if any, revenue from a new product to offset the increased operating expenses for the development and sale of that product.

We operate and manage our business as a single segment. We do not account for our results of operations on a geographic or other basis, and we do not allocate operating expenses among our products.

Vimicro International Corporation was incorporated in the Cayman Islands in February 2004 as an exempted company with limited liability. In connection with our corporate reorganization in May 2004, all of the former owners of Vimicro China transferred their equity interests in Vimicro China to Vimicro International Corporation, and they and/or their designated nominees subsequently subscribed for shares of Vimicro International Corporation based on their respective proportionate interests in Vimicro China prior to the reorganization. The reorganization has been accounted for as a capital stock reorganization, and as a result, Vimicro China is considered to be the predecessor of Vimicro International Corporation. Our consolidated financial statements are presented as if Vimicro International Corporation had been in existence for all of the periods presented.

Revenue

The following table sets forth our net revenue derived from PC and embedded notebook camera multimedia processors, image sensors, mobile phone multimedia processors and other products, respectively, in amounts and as percentages of total net revenue for the periods indicated. Our net revenue reflects a deduction for customer rebates and business taxes and related surcharges incurred in connection with our operations in China.

	For the Year Ended December 31,
	2003		2004		2005
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In US$ thousands, except percentages)
Net revenue:
PC and embedded notebook camera multimedia processors	7,315	44.1	28,338	56.4	36,345	38.1
Image sensors	3,451	20.8	18,351	36.5	35,430	37.2
Mobile phone multimedia processors	1,582	9.5	1,913	3.8	20,774	21.8
Other products	4,256	25.6	1,656	3.3	2,728	2.9

Total net revenue	16,604	100.0	50,258	100.0	95,277	100.0

Cost of Revenue and Gross Profit

Our cost of revenue primarily consists of costs associated with the fabrication of wafers, the assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks and tooling, and costs of third-party products that we sell to our customers. As we do not have long-term, fixed supply agreements with third-party foundries and assembly and testing companies, our costs for wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market. We expect that our cost of revenue will increase as our sales volume increases, offset in part by reduced per-unit costs of wafer fabrication, assembly and testing over larger volume shipments.

Our gross profit margins increased from 33.7% in 2003 to 35.5% in 2004 primarily due to a substantial increase in our sales of PC and embedded notebook camera multimedia processors from 3.9 million units in 2003 to 15.9 million units in 2004 and the increased revenue contribution from sales of PC and embedded notebook camera multimedia processors, as well as reduced per-unit costs for wafer fabrication, assembly and testing. Our gross profit margins increased from 35.5% in 2004 to 38.1% in 2005 primarily because a significant increase in our sales volume enabled us to obtain a substantial reduction in the per-unit costs for wafer fabrication, assembly and testing of PC and embedded notebook camera multimedia processors and mobile phone multimedia processors. These cost reductions were partially offset by a slight decline in the average selling prices of our products and a decrease in our gross profit margins resulting from a change in our products purchased by our customers. Our sales of mobile phone multimedia processors, which have lower per-unit margins compared to our PC and embedded notebook camera multimedia processors, increased from 845,000 units in 2004 to 10.7 million units in 2005 as a result of our further penetration of the mobile phone market. As we continue to increase shipments of mobile phone multimedia processors, we expect that our average gross profit margins on our multimedia processors will decrease because the mobile phone multimedia processor market is characterized by higher unit shipment volumes but lower gross margins as compared with the PC and embedded notebook camera multimedia processor market. Our sales of third-party sensors increased from 6.7 million units in 2004 to 13.6 million units in 2005, and our gross profit margins on those sales increased in 2005 compared to 2004. This improvement was primarily due to cost reductions we have achieved by working with sensor manufacturers to purchase dies based on our specifications that are designed to provide superior performance with our processors, and then processing these dies into finished products using an outsourced assembly vendor and our internal testing process.

Semiconductor products and electronic devices into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market driven pricing pressures on our products in the future. Therefore, there is no assurance that we will be able to maintain our gross profit margins in the future.

Operating Expenses

Our operating expenses primarily consist of research and development expenses, sales and marketing expenses and general and administrative expenses, each of which include share-based employee compensation expenses.

Share-based Employee Compensation

Following the incorporation of Vimicro International Corporation, we granted options to purchase a total of 17,574,448 ordinary shares in March 2004 to our current and former employees to honor the commitments previously made by Vimicro China during the period from 1999 to the date of grant. Due to the difference between the option exercise prices and the estimated fair value of our ordinary shares at the time of grant, in 2004 we recognized a share-based employee compensation expense of US$13.4 million, of which US$2.7 million was included in our research and development expense, US$3.9 million was included in our sale and marketing expense and US$6.8 million was included in our general and administrative expense. In 2005, we recognized a total of US$1.4 million of share-based employee compensation expense consisting of the amortization of a portion of the US$2.1 million of deferred expenses incurred in connection with our March 2004 option grants over the vesting periods of the options granted.

We adopted a 2004 share option plan, or 2004 plan, and granted a total of 7,305,400 and 2,701,200 options to our employees under the 2004 plan in 2004 and 2005, respectively. For a description of our 2004 plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options. Our board of directors and shareholders also adopted a 2005 share incentive plan, or 2005 plan. For a description of our 2005 plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” As of December 31, 2005, 313,200 options were granted under the 2005 plan. As we believe that the exercise prices of the options granted under the 2004 share plan and the 2005 share plan were equal to or higher than the estimated fair market value of our ordinary shares as of the grant date, we did not recognize any share-based employee compensation expense in connection with these grants.

We have adopted SFAS No. 123R with effect from January 1, 2006, under which share-based compensation expense will be determined based on the fair value of our ordinary shares as of the option grant date. As a result, we expect that our share-based compensation expense will increase in 2006 as compared to 2005.

Research and Development

Research and development expenses consist primarily of salaries, bonuses, and benefits for research and development personnel, lease expenses for occupancy associated with research and development, costs of engineering services from contractors and consultants, depreciation of engineering equipment and share-based compensation expenses. Our research and development expenses have been offset by the government and private grants that we received. We received grants from various PRC government authorities from 2003 through 2005, and we also received grants from a leading global software company from 2003 through 2005. The aggregate amounts of the grants we received were US$2.5 million, US$2.1 million and US$1.4 million in 2003, 2004 and 2005, respectively. Each grant is associated with a particular research and development project that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of US$1.3 million, US$2.3 million and US$1.9 million of these grants to research and development projects in 2003, 2004 and 2005, respectively. As of December 31, 2005, we had total unused grants of US$895,000. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future. We expect that our total research and development expenses, including, among others, costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, will increase as we continue to develop new multimedia products.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, bonuses, benefits, advertising, promotion and related costs for sales and marketing personnel, travel and other expenses related to sales and marketing activities, and sales commissions to our distributors in South Korea and Taiwan. We expect that our total sales and marketing expenses will increase as we hire additional sales and marketing personnel, expand our sales and marketing network in Asia to promote and sell our multimedia processor products, and engage in additional marketing and promotional activities.

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs for administrative personnel, travel, lease and other expenses for general and administrative purposes, as well as costs for outside services, including legal and accounting services. We expect that our total general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company after the completion of our initial public offering.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, our payment of dividends is not subject to withholding tax in the Cayman Islands.

PRC Tax

Enterprise Income Tax. PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises, or FIEs, incorporated in the PRC are generally subject to an enterprise income tax rate of 33%. The Income Tax Law and the related implementing rules also provide certain favorable tax treatments to FIEs which qualify as “high or new technology enterprises” and are registered and operate in specified high-tech zones in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are also generally subject to an enterprise income tax rate of 33%.

Vimicro China, an FIE which is registered and operates in a high-tech zone of Beijing Zhongguancun Science Park, has been qualified as a “high or new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15%. It was entitled to a three-year exemption from the enterprise income tax from its first year of operation (which expired on December 31, 2002) and was thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years (which expired on December 31, 2005). After December 31, 2005, Vimicro China is subject to a preferential enterprise income tax rate of 15% so long as it continues to operate in the high-tech zone and maintains its “new or high technology enterprise” status.

To qualify as a “high or new technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	a minimum level of revenues generated from high technology related sales or services as a percentage of total revenues;

•	a minimum number of employees engaged in research and development; and

•	a minimum research and development expenses as a percentage of total revenues.

Vimicro China’s status as a “high or new technology enterprise” is re-assessed every other year.

On March 8, 2006, Vimicro China was approved by the Ministry of Commerce of the People’s Republic of China to be qualified as a “Foreign Investment Advanced Technology Enterprise.” According to the regulations of the Beijing Municipal Office of State Administration of Taxation, an enterprise with this qualification is entitled to a preferential enterprise income tax rate for the three years following the receipt of this qualification, equal to the higher of 10% or half of the applicable tax rate (which in the case of Vimicro China would be 7.5%, or half of the otherwise applicable 15% tax rate). As a result, on April 4, 2006, Vimicro China received an approval from Beijing Municipal Office of State Administration of Taxation and is entitled to a 10% preferential income tax rate from 2006 to 2008.

The amount of income tax payable by Vimicro China in the future will depend on various factors, including, among other things, its results of operations, taxable income, the amount of its deductible research and development expenses, and the statutory tax rate applicable to it. Our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income.

Value-added Tax. VAT is charged in China based on the selling price of our products to customers in China at a general rate of 17%. Prior to April 1, 2005, Vimicro China was entitled to receive an immediate refund for any portion of the VAT exceeding 3% of the selling price charged by Vimicro China for its sales of our semiconductor products to customers in China. However, effective April 1, 2005, this refund is no longer available. The adverse effect of these changes on our operating results is insignificant because most of our sales have been conducted through our subsidiary in Hong Kong and are not subject to the VAT.

Business Tax. Vimicro China is subject to a local business tax at an effective rate of 5% on royalties received from Vimicro Hong Kong for certain technologies licensed to Vimicro Hong Kong. Prior to May 2004, Vimicro China was eligible for refunds of the business tax, and Vimicro China applied for and received certain refunds of the business tax. Effective from May 2004, Vimicro China has been entitled to an exemption of the business tax. However, we cannot assure you that Vimicro China will continue to be exempted from the business tax in the future as the PRC tax rules and policies may change from time to time.

Hong Kong Tax

Companies in Hong Kong are subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, our subsidiary in Hong Kong has not been required to pay profit tax as it had no assessable profit.

Under applicable Hong Kong tax rules that went into effect on June 25, 2004, an entity established outside of Hong Kong is subject to a 5.25% withholding tax on royalty income received from an entity established in Hong Kong, regardless of whether the two entities are under common control by the same holding company. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Accordingly, Vimicro China is subject to a 5.25% withholding tax on royalties it receives from Vimicro Hong Kong, which Vimicro Hong Kong withholds and pays over to the tax authorities in Hong Kong on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of royalty tax paid on behalf of Vimicro China may be treated as a foreign tax credit of Vimicro China which may be used to offset the tax payable on the foreign income from the same source.

Internal Control Over Financial Reporting

In connection with our private placement of preferred shares completed in October 2004, we engaged our independent registered public accounting firm to audit our financial statements for the three years ended December 31, 2003. In connection with this audit, our independent registered public accounting firm identified several “control weaknesses” to our audit committee relating to (i) a lack of personnel with U.S. GAAP reporting experience, and (ii) the use of manual accounting systems that did not enable timely recording of transactions. Following the completion of our private placement of preferred shares, we engaged our independent registered public accounting firm to audit our financial statements for the year ended December 31, 2004 and we initiated a comprehensive review of our financial and accounting systems and procedures in preparation for our initial public offering and our future reporting obligations as a public company. In the course of this review and the 2004 audit, our management and our independent registered public accounting firm identified two items that had been incorrectly accounted for under U.S. GAAP. The identification of these instances of incorrect accounting under U.S. GAAP led to a restatement of our consolidated audited financial statements for the three years ended December 31, 2003 and were reported by our independent registered public accounting firm to our audit committee as resulting from material weaknesses in our internal control over financial reporting. These material weaknesses related to our lack of adequate accounting staff who possessed the requisite knowledge of U.S. GAAP to accurately prepare analyses and support accounting entries, and our lack of adequate processes and procedures to ensure communication of pertinent operational and legal information to our finance department. A material weakness is defined under PCAOB’s Audit Standard No. 2 as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include an internal control report of management in our annual report on Form 20-F for each fiscal year ending after July 15, 2006. To comply with this requirement, management, under the supervision of our audit committee, has been conducting further evaluation of our internal control over financial reporting, and designing and implementing enhanced processes and procedures to improve our internal control. During the evaluation process, our management has identified that we lack a comprehensive company level controls system including a formal risk assessment framework and an internal audit function, which is an area of internal control deficiency requiring improvement. In addition, our management believes that we must continue to take remedial steps to address the weaknesses identified by our independent registered public accounting firm in 2004. In connection with the 2005 audit, our independent registered public accounting firm has made similar recommendations.

Before our independent registered public accounting firm reported our material weaknesses, we had begun to hire additional qualified finance and accounting staff and improve our internal control over financial reporting. We have implemented and are continuing to implement the following measures to improve our internal control over financial reporting:

•	hiring of qualified personnel with accounting and financial reporting experience, including hiring of a vice president of accounting, Xiaosong (Jonathan) Zhang, a Certified Public Accountant of the American Institute of Certified Public Accountants with eleven years of experience in U.S. GAAP accounting, auditing and reporting, and promoting Mr. Zhang to be our chief financial officer in May 2005;

•	reassessment by Mr. Zhang and his team of our past applications of U.S. GAAP;

•	establishment of an audit committee consisting of two independent directors and one non-executive director in October 2004;

•	engagement of a third-party consulting firm to (i) evaluate our current internal controls over financial reporting; (ii) assist us in developing an overall internal control system under COSO framework which establishes comprehensive operating and accounting policies and procedures manuals to guide the day-to-day operations of accounting and finance and relevant operational personnel; and (iii) provide consulting services on U.S. GAAP related matters on an if-needed basis;

•	implementation of Microsoft’s Axapta ERP system, which is designed to integrate front and back end operations to timely and accurately record transactions;

•	development of formal approval procedures which require the involvement of accounting personnel in our contract approval process; and

•	training relevant accounting and operational personnel.

In addition, since we established our audit committee, our accounting and finance personnel have reported regularly to our audit committee on major accounting and financial matters, and our audit committee has actively communicated with our independent registered public accounting firm.

Our management believes that the actions we have taken to date have enhanced the reliability and effectiveness of our internal control over financial reporting as of the date of this annual report on Form 20-F. However, we cannot assure you that the measures we have taken to date or any measures we take in the future will be sufficient to remediate the material weaknesses and deficiencies identified by our management or reported by our independent registered public accounting firm and to avoid potential future material weaknesses. See “Item 3. Key Information – D. Risk Factors—We have had material weaknesses in internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future.”

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery and transfer of title have occurred and the price is fixed or determinable and collectibility is reasonably assured. Under these criteria, revenue from the sale of our products is recognized net of accruals for estimated sales returns and allowances based on historical experience.

We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before we deliver our products which we record as advances from customers. For customers to which we provide credit terms, we have assessed a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

We offer volume-based sales rebates to our customers on selected products when the customers have completed a specified cumulative level of revenue transactions. We accrue the cost of such rebates in accordance with EITF 01-9 by reducing the underlying sales transactions that are instrumental to earning the rebates based on the estimated number of customers that will ultimately earn and claim the rebates.

Inventories

We state inventories at the lower of cost, on a weighted average basis, or market. Market value is equal to current replacement cost to the extent that it does not exceed net realizable value. We record adjustments to write down the cost of obsolete or excess inventory to the estimated net realizable value based on historical and forecasted demand. Determination of net realizable value of inventories involves numerous judgments, including projecting average selling prices and sales volumes for future periods and costs to complete products in work in process inventories. To project average selling prices and sales volumes, we review recent sales volumes, existing customer orders, current contract prices, industry analysis of supply and demand, seasonal factors, general economic trends and other information. When these analyses reflect estimated market values below our manufacturing costs or the carrying value reflected in the balance sheet, we record a charge to cost of revenue in advance of when the inventory is actually sold. Differences in forecasted average selling prices used in calculating lower of cost or market adjustments can result in significant changes in the estimated net realizable value of product inventories and accordingly the amount of write-down recorded. Due to the volatile nature of the semiconductor industry, actual selling prices and volumes often vary significantly from projected prices and volumes and, as a result, the timing of when costs of revenue are charged to operations can vary significantly.

Share-based Compensation

We granted unrestricted shares to our founders for their contributions of certain technology and technological expertise to us during our development stage. Pursuant to the agreed antidilution protections, we granted additional unrestricted shares to them in 2000 and 2001 to maintain their 35% equity interest after additional rounds of fund raising. We also granted share options to our employees, directors, consultants and advisors in 2004 and 2005 on terms determined by our board of directors on the date of grant.

We have accounted for the grant of founders’ unrestricted shares and employee share-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees,” which requires us to record a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire our shares. The compensation expense is recognized over the applicable service period in accordance with the guidance provided by FIN No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an interpretation of APB Opinions No. 15 and 25”. FIN No. 28 provides a graded vesting method over the vesting periods of the share options, which is generally five years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method.

We have accounted for share-based awards to non-employee consultants in accordance with EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, SFAS No. 123, “Accounting for Stock-Based Compensation” and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Before the incorporation of Vimicro International Corporation and our reorganization in 2004, although we had contracted with our non-employee consultants to award them our share options for their consultancy services performed, our legal capital structure and the PRC legal environment in which we were operating did not permit the non-employee consultants to obtain our equity interests. To the extent that the consultants had provided services which vested them in the share option grants to be awarded under the consultancy contracts, EITF No. 00-19 requires us to measure the fair values of the vested portion of such awards at their vesting dates and record a liability due to the consultants and mark the liability to market at each subsequent reporting period end until the options are issuable. Subsequent to our capital reorganization and formalization of a share option plan, we recorded the charge for consultancy services under SFAS No. 123 and EITF No. 96-18, which require us to measure the fair values of the vested portion of such awards at their service completion dates, which generally coincide with the vesting schedule.

We have engaged a third-party appraiser to determine the estimated values of the shares underlying our options by reference to historical share transactions with or between third parties and by applying a blended discounted cash flow and market value approach to derive the estimated fair values for the shares underlying our options.

Determination of the fair value of our shares involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. If we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying shares for the options granted would be different.

In order to determine the fair values of the options granted to the non-employee consultants and comply with the disclosure requirement of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” for the fair values of the options granted to our employees, we have also estimated the fair values of the stock options granted by applying the Black-Scholes option pricing model.

Because our option plan covers both our employees and our non-employee consultants, the change in the amount of share-based compensation expenses will affect our reported net income (loss), earnings (loss) per share and each line item of our operating expenses, including share-based employee compensation expenses, sales and marketing expenses, general and administrative expenses and research and development expenses.

The Black-Scholes option-pricing model requires the following inputs: (i) the exercise price of the options, (ii) the current price of the underlying shares, (iii) the expected term of the options, (iv) the expected volatility of the underlying shares, (v) the risk-free interest rate during the expected term of the options, and (vi) the expected dividend yield of the underlying shares.

Among these inputs, only the exercise price of the options, which is stated in the option agreements, can be objectively determined. As discussed above, the determination of the price of our ordinary shares has been subject to a significant degree of judgment and estimation because our ordinary shares were not publicly traded at the grant date of our options. The expected term of the option involves making estimates of the anticipated timing of the exercise of the vested options and estimates of the volatility of our ordinary shares. Estimates of the anticipated timing are made by our board and management. As there was no readily available trading market or adequate trading history for our ordinary shares prior to our initial public offering, we used the minimum value method in estimating the share price volatility for options issued to employees for all options granted prior to October 28, 2005. Because our employee share options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of our share options. For options granted on or after October 28, 2005, we estimated the expected volatility of our shares by using a rate of 65%, which represents the average historical share price volatility for selected comparable companies over a six and half year period. We have applied the U.S. treasury bill interest rate with a maturity similar to the expected term of our options as the risk-free interest rate and assumed a zero dividend yield over the term of the options as we do not have any present plan to pay any cash dividends in the foreseeable future. Had we used different assumptions and estimates, material differences could have resulted in the estimated fair value of the share options.

Depreciation of Property and Equipment

We depreciate our property and equipment at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. We review the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from fixed assets. We estimate the useful lives and the residual values of the fixed assets based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense in future periods will change if there are significant changes from previous estimates.

Impairment of long-lived assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the estimated future undiscounted cash flows to be produced by the assets. If the total of the estimated future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. During the three years ended December 31, 2005, we did not record any impairment charges. If we make different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income and prudent and feasible tax planning strategies, it is more likely than not that we will not be able to utilize our deferred tax asset amounts. Our estimated realization of our deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. If we make different judgments or adopt different assumptions, material differences could result in the amount and timing of any valuation allowance that is recorded.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenue for the periods indicated.

	For the Year Ended December 31,
	2003	2004	2005
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(66.3)%	(64.5)%	(61.9)%
Gross profit	33.7%	35.5%	38.1%
Operating expenses:
Research and development, net	(20.1)%	(12.5)%	(8.5)%
Sales and marketing	(11.8)%	(14.2)%	(5.4)%
General and administrative	(9.3)%	(21.7)%	(6.4)%
Loss from disposal of SPMC	—	(0.1)%	—
Total operating expenses	(41.2)%	(48.5)%	(20.3)%

Other income	0.5%	0.4%	0.7%

Income tax expense	(1.5)%	(0.4)%	(1.3)%

Net income (loss)	0.1%	(11.2)%	17.2%

Comparison of the Years Ended December 31, 2005 and 2004

Net Revenue. Our net revenue increased by US$45.0 million, or 89.6%, to US$95.3 million in 2005 from US$50.3 million in 2004. This increase was due primarily to a 41.6% increase in unit shipments of our PC and embedded notebook camera multimedia processors from 15.9 million units in 2004 to 22.5 million units in 2005 and a substantial increase in unit shipments of our mobile phone multimedia processors from approximately 845,000 units in 2004 to approximately 10.7 million units in 2005 as we introduced four new PC and embedded notebook camera and mobile phone multimedia processor products and further expanded our market share. The increase was also attributable to significant growth in unit shipments of image sensors from 6.7 million units in 2004 to 13.6 million units in 2005 as we bundled sensors with an increased volume of PC and embedded notebook camera multimedia processors.

Cost of Revenue and Gross Profit. Cost of revenue increased by US$26.5 million, or 81.9%, to US$58.9 million in 2005 from US$32.4 million in 2004. This increase was mainly due to an increase in our sales volume and the associated costs to manufacture, assemble, test and deliver these products. The increase was also attributable to an increased number of image sensors purchased from third-party sensor manufacturers, partly offset by a decline in the average unit cost of sensors. The increase in cost of revenue was also partially offset by a decline in the average unit cost for wafers and a reduction in the cost of assembly and testing of PC and embedded notebook camera processors in 2005 compared with 2004. Our gross profit increased by US$18.4 million, or 103.5%, to US$36.3 million in 2005 from US$17.9 million in 2004. This increase in gross profit was primarily due to a substantial increase in sales volume of our mobile multimedia processors and PC and embedded notebook camera multimedia processors and reduced per-unit costs for wafer assembly and testing. This increase was offset by a slight decline in average selling prices of our proprietary products.

Operating Expenses. Operating expenses decreased by US$5.1 million, or 20.8%, to US$19.3 million in 2005 compared to US$24.4 million in 2004. This decrease was due primarily to a substantial decrease in share-based employee compensation charges, which were US$13.4 million in 2004 and decreased to US$1.4 million in 2005, but was partially offset by an increase in all other categories of operating expenses.

Research and Development. Research and development expenses, increased by US$1.8 million, or 28.8%, to US$8.1 million in 2005 from US$6.3 million in 2004, despite a substantial decrease in the share-based employee compensation charge relating to our research and development personnel by US$2.4 million from US$2.7 million in 2004 to US$249,000 in 2005. Our gross research and development expenditures (before government grant deduction and excluding share-based employee compensation expenses) increased US$3.9 million, or 66.1% from US$5.9 million in 2004 to US$9.8 million in 2005. This increase in our research and development expenditures was due to the increase in the number of our research and development personnel from 135 as of December 31, 2004 to 248 as of December 31, 2005 to staff an increased number of research projects. It was also attributable to a higher amount of expenses incurred to purchase research-related materials and lease expenses associated with research and development as well as the higher amount of rental expenses for occupancy associated with our research and development division. Our research and development expenses in 2004 included US$752,000 of expenses incurred by SPMC during the period. We disposed of our interest in SPMC in December 2004 and have not included any expenses incurred by SPMC in our operating expenses since that disposition. We applied US$1.9 million of government and private grants to offset our gross research and development expenses in 2005, as compared to US$2.3 million applied in 2004. We expect that our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, to increase as we continue to expand our portfolio of new multimedia products.

Sales and Marketing. Sales and marketing expenses decreased by US$2.0 million, or 28.1%, to US$5.1 million in 2005 from US$7.1 million in 2004, primarily due to a substantial decrease in the share-based compensation charge relating to our sales and marketing personnel by US$3.6 million from US$3.9 million in 2004 to US$0.3 million in 2005. The decrease was offset by increased compensation paid to sales and marketing personnel and increased promotion and advertising expenses incurred in 2005.

General and Administrative. General and administrative expenses decreased by US$4.8 million, or 44.2%, to US$6.1 million in 2005 from US$10.9 million in 2004, primarily due to a substantial decrease in the share-based compensation charge relating to our general and administrative personnel by US$5.9 million from US$6.8 million in 2004 to US$0.9 million in 2005. The decrease was offset by an increase in the cost of third-party professional services incurred in connection with our efforts to improve our accounting and reporting systems and to strengthen our internal controls over financial reporting. General and administrative expenses in 2004 included US$594,000 of general and administrative expenses incurred by SPMC during the period.

Income Tax Expense. Income tax expenses increased by US$1.0 million from US$221,000 in 2004 to US$1.2 million in 2005. Although we incurred a net loss in 2004, we were still subject to income tax liabilities in various tax jurisdictions because the share-based compensation recorded was not a tax deductible expense. The effective tax rate was 6.8% for the year ended December 31, 2005, which resulted from our taxable income generated in 2005. We incurred a majority of our income tax expense in the PRC. Vimicro China was subject to a preferential tax rate of 7.5% and was qualified to take an additional deduction for qualifying research and development expenses in 2005.

Minority Interest. Minority interest represents the share of the net loss of SPMC attributable to the other SPMC joint venture partners prior to the termination of the joint venture in December 2004. Minority interest amounted to US$0.9 million in 2004. We disposed of our interest in SPMC in December 2004 and no longer record minority interest relating to SPMC. There was no minority interest in 2005.

Net Income (Loss). We earned net income of US$16.4 million in 2005, as compared to a net loss of US$5.6 million in 2004, due primarily to a US$13.4 million share-based employee compensation expenses recorded in 2004.

Comparison of the Years Ended December 31, 2004 and 2003

Net Revenue. Our net revenue increased by US$33.7 million, or 202.7%, to US$50.3 million in 2004 from US$16.6 million in 2003. This increase was due primarily to a 297.5% increase in unit shipments of our PC and embedded notebook camera multimedia processors from 3.9 million units in 2003 to 15.9 million units in 2004 as we introduced three new PC and embedded notebook camera multimedia processor products and further expanded our market share. The increase was also attributable to a significant increase in unit shipments of image sensors from 1.3 million units in 2003 to 6.7 million units in 2004 as we bundled more sensors with the increased volume of PC and embedded notebook camera multimedia processors. In addition, the increase reflected increased shipments of our mobile phone multimedia processors from approximately 334,000 units in 2003 to approximately 845,000 units in 2004 as we introduced three new mobile phone multimedia processor products and enhanced our efforts to market and sell these products.

Cost of Revenue and Gross Profit. Cost of revenue increased by US$21.4 million, or 194.3%, to US$32.4 million in 2004 from US$11.0 million in 2003. This increase was due primarily to an increase in our sales volume and the associated costs to manufacture, assemble, test and deliver these products. The increase was also attributable to increased number of image sensors we ordered based on our specifications from third-party sensor manufacturers, partly offset by an approximately 15.4% decline in the average unit cost of these sensors. The increase was partially offset by a greater decline in the average unit cost for wafer fabrication, assembly and testing in 2004 compared with 2003. Our gross profit increased by US$12.3 million, or 219.2%, to US$17.9 million in 2004 from US$5.6 million in 2003. This increase in gross profit was primarily due to a substantial increase in sales volume of our PC and embedded notebook camera multimedia processors and reduced per-unit costs for wafer fabrication, assembly and testing.

Operating Expenses. Operating expenses increased by US$17.6 million, or 256.0%, to US$24.4 million in 2004 from US$6.8 million in 2003. This increase was due primarily to the share-based employee compensation charge incurred in 2004 and the increases in all other categories of operating expenses.

Research and Development. Research and development expenses, net increased by US$3.0 million, or 88.0%, to US$6.3 million in 2004 from US$3.3 million in 2003. The increase mainly reflected US$2.7 million of the employee share-based compensation charge relating to our research and development personnel in 2004, which was not applicable in 2003. The increase also reflected the US$1.3 million, or 26.7%, increase in our gross research and development expenditures (excluding share-based employee compensation expenses) from US$4.6 million in 2003 to US$5.9 million in 2004, resulting primarily from an increase in the number of our research and development personnel from 72 as of December 31, 2003 to 135 as of December 31, 2004 to meet our staffing needs for an increased number of research projects. The increase was also attributable to the higher amount of lease expenses for occupancy associated with research and development in 2004. We applied US$2.3 million of government and private grants to offset the gross research and development expenses in 2004, as compared to US$1.3 million applied in 2003.

Sales and Marketing. Sales and marketing expenses increased by US$5.1 million, or 264.5%, to US$7.1 million in 2004 from US$2.0 million in 2003. The increase mainly reflected US$3.9 million of the employee share-based compensation charge relating to our sales and marketing personnel in 2004, which was not applicable in 2003. This increase was also due to the increased compensation to sales and marketing personnel, travel and other expenses associated with the significantly higher sales volume in 2004.

General and Administrative. General and administrative expenses increased by US$9.4 million, or 603.9%, to US$10.9 million in 2004 from US$1.5 million in 2003. The increase mainly reflected US$6.8 million of the employee share-based compensation charge relating to our general and administrative personnel in 2004, which was not applicable in 2003. The increase was also due to the cost of third-party professional services incurred in connection with our improvement of internal accounting and financial reporting systems and procedures in order to prepare to meet our future public company reporting obligations. This increase was also due to the hiring of finance and administrative personnel and related expenses.

Income Tax Expense. Although we incurred a net loss in 2004, we were still subject to income tax liabilities in various tax jurisdictions because the share-based compensation recorded was not a tax deductible expense. We recorded income tax expense of US$0.22 million in 2004, as compared to income tax expense of US$0.24 million in 2003. The income tax expense incurred by our U.S. operations decreased in 2004 due to an increase in research and development costs incurred. This decrease in income tax expense is partially offset by an increase in income tax expense incurred by our PRC operations as they turned profitable for tax reporting purposes in 2004. Our PRC operations had significant taxable income in 2004; however, we were able to utilize our tax loss carry-forward to offset the majority of our taxable income in the PRC in 2004.

Minority Interest. Minority interest represents the share of the net loss of SPMC attributable to the other joint venture partners prior to the termination of the joint venture in December 2004. Minority interest decreased by 37.0% from US$1.4 million in 2003 to US$0.9 million in 2004 as SPMC’s net loss decreased in 2004.

Net Income (Loss). We incurred a net loss of US$5.6 million in 2004, as compared to a net income of US$14,000 in 2003, due to the share-based employee compensation expenses recorded in 2004.

B.	Liquidity and Capital Resources

We have financed our operations primarily through private sales of equity interests to investors, the proceeds of our initial public offering as well as through cash generated from our operating activities. We have also received government and private grants to fund our research and development projects. Our principal use of cash for the three years ended December 31, 2005 was to fund our working capital requirements. As of December 31, 2005, we had US$100.6 million in cash. Our cash consists of cash on hand and bank deposits with terms of three months or less.

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for our mobile phone multimedia processors.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	(in US$ thousands)
Net cash provided by operating activities	1,258	7,499	7,589
Net cash provided by (used in) investing activities	40	(1,729)	(3,764)
Net cash provided by financing activities	2,416	22,715	62,160

Net increase (decrease) in cash	3,715	28,485	66,018
Cash at beginning of year	2,392	6,107	34,592

Cash at end of year	6,107	34,592	100,610

Net cash provided by operating activities amounted to US$7.6 million in 2005, primarily as a result of our operating profit in 2005, and to a lesser extent, an increase in accrued expenses and other current liabilities which consisted primarily of professional services fees. This increase was offset in part by an increase in accounts receivables and an increase of our inventory to support our increased sales volume in 2005, as a result of additional lead time required by the foundries that we use to produce our multimedia processor chips. Net cash provided by operating activities amounted to US$7.5 million in 2004, primarily as a result of our operating profit before giving effect to the share-based employee compensation expenses incurred in 2004, and to a lesser extent, an increase in accrued expenses and other current liabilities which consisted primarily of professional services fees and year-end bonuses to executives and other employees. This increase was offset in part by an increase in inventories to support our increased sales volume in 2004. Net cash provided by operating activities in 2003 was US$1.3 million, due primarily to our operating income resulting from the significant increase in our sales of multimedia processors and our VXP product in 2003, and was also attributable to grants received from third parties and the year-end level of outstanding advances from customers, offset in part by our outstanding notes receivable at the end of 2003.

Net cash used in investing activities amounted to US$3.8 million in 2005 and US$1.7 million in 2004, primarily due to a substantial increase in our expenditures for the purchase of software, development tools and computer equipment to meet the demand of our growing business and operations in each of 2005 and 2004. Net cash provided by investing activities was US$0.04 million in 2003, primarily due to maturities of time deposits, offset in part by our expenditures associated with the purchase of software, development tools and computer equipment.

Net cash provided by financing activities amounted to US$62.2 million in 2005, primarily due to the proceeds from our initial public offering which amounted to US$59.1 million, and from shares sold in connection with the exercise of share options in 2005. Net cash provided by financing activities amounted to US$22.7 million in 2004, primarily due to the proceeds from the private placement of our preferred shares in 2004, offset in part by the amount we used to repay a short-term bank loan. Net cash provided by financing activities was US$2.4 million in 2003, consisting of the proceeds from a short-term bank loan and the capital contributions received by our variable interest entity, SPMC, from one of the investors in SPMC in 2003.

We believe that our current cash, cash flow from operations and the proceeds from the initial public offering will be sufficient to meet our anticipated cash needs, including our working capital requirements and capital expenditures for at least the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Capital Expenditures

Our capital expenditures amounted to US$0.7 million, US$2.0 million and US$3.8 million in 2003, 2004 and 2005, respectively. In the past, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities. We expect our capital expenditures in 2006 to primarily consist of purchases of additional computer equipment, software, development tools and other items, including those required for our development of mobile phone multimedia semiconductors and solutions.

C.	Research and Development

We maintain a team of experienced engineers. As of December 31, 2005, our research and development staff consisted of 248 engineers, representing approximately 67% of the total number of our employees. Most of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. Going forward, we intend to recruit most of our engineers in China. We have established various recruiting and training programs with leading universities in China. In addition, we will also selectively recruit experienced engineers from Silicon Valley. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to US$4.6 million, US$8.6 million and US$10.0 million in 2003, 2004 and 2005, respectively.

D.	Trend Information

For trend information, see “—A. Operating Results” and “—B. Liquidity and Capital Resources.” Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2005:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$ thousands)
Operating lease obligations	1,104	1,092	12	—	—
Purchase obligations	13,200	13,200	—	—	—

Total	14,304	14,292	12	—	—

Other than the contractual obligations set forth above, we do not have any long-term commitments.

Compared to our commitment as of December 31, 2004, we increased our commitment as of December 31, 2005 by approximately US$3.8 million to purchase more third-party image sensors and sensor dies in anticipation of increased bundling of sensors with PC and embedded notebook camera multimedia processors and approximately US$4.3 million to purchase more wafers for our mixed-signal products based on our sales forecast for the quarter ended March 31, 2006.

We do not have any contractual obligations outside our normal course of business.

G.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand and time deposits. We have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. A portion of our net revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar and HK dollar denominated cash balance equivalent to US$99.3 million as of December 31, 2005 into RMB at the exchange rate of US$1.00 for RMB8.0702 and HKD1.00 for RMB 1.0403 as of December 31, 2005, this cash balance would have been RMB801.5 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB728.7 million as of December 31, 2005. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

H.	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee share options, to be recognized in the financial statements based on their fair values as of the grant date. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.

Under SFAS No. 123R, we must determine the appropriate fair value method to be used for valuing share-based payments, the amortization method of compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. We have selected the Black-Scholes option pricing model as the most appropriate method to value awards and will recognize compensation cost on a straight-line basis over the awards’ vesting periods. We have adopted the standard using the prospective method, which requires that compensation cost be recorded for all unvested share options and non-vested shares at the beginning of the adoption of SFAS No. 123R.

SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This will have no impact on our financial results because we receive no tax benefit from the grant of employee share options.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. Effective January 1, 2006, we adopted SFAS No. 123R. We are evaluating the requirements of SFAS No. 123R and SAB No. 107 and expect that the adoption of SFAS No. 123R on January 1, 2006 will result in additional future expense amounting to approximately $1.6 million for existing employee share options outstanding as of December 31, 2005.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement redefines restatements as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of this standard to have a material effect on our financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of the standard to have a material effect on our financial position, results of operations or cash flows.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names of our current directors and executive officers, their ages as of the date of this report and the principal positions with Vimicro International Corporation held by them are as follows:

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Zhonghan Deng (1)	38	Chairman of the Board, Chief Executive Officer and President

Xiaodong Yang(2)	37	Director and Chief Technology Officer

Zhaowei (Kevin) Jin	37	Director, Chief Operating Officer and Vice President of Sales

Hui (Tom) Zhang	33	Director and Vice President(4)

Xiaosong (Jonathan) Zhang	42	Chief Financial Officer and Vice President of Accounting

Yundong (Raymond) Zhang	38	Vice President of Marketing

Jun Zhu	45	Vice President of Engineering

Qing (Mike) Yu	35	Vice President of Algorithms and Software

Changyong (Robert) Chen(2)(3)	54	Independent Director

Theodore Van Duzer(1)(2)	78	Independent Director

Vince Feng(3)	34	Director

Donald L. Lucas(1)(3)	76	Independent Director

Victor Yang	59	Director

(1)	Member of the Corporate Governance and Nominating Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Audit Committee.

(4)	Dr. Hui (Tom) Zhang has resigned from his position as a vice president of our company, effective July 31, 2006. Dr. Zhang will be serving as the company’s advisor and consultant in the future.

Dr. Zhonghan Deng is a co-founder of our company. He currently serves as the chairman of our board of directors, chief executive officer and president of our company. Dr. Deng currently serves as an advisor to the Ministry of Information Industry and the Ministry of Science and Technology of China and a visiting professor at the Department of Electrical Engineering at Tsinghua University. Dr. Deng has received numerous awards for his achievements, including the National Medal for Outstanding Overseas Returnee in 2003, and the National First Class Award for Science and Technology in 2005, both of which were presented by the President of China, Hu Jintao. Prior to joining us in January 2002, Dr. Deng co-founded Pixim, Inc. in Silicon Valley in 1998. Prior to that, Dr. Deng was a senior researcher for IBM at the T.J. Watson Research Center in Yorktown Heights, New York. Dr. Deng received his Ph.D. degree in Electrical Engineering and Computer Science, M.S. degree in Economics and M.S. degree in Physics, all from the University of California at Berkeley.

Dr. Xiaodong Yang is a co-founder of our company. He currently serves as our chief technology officer. Dr. Yang is responsible for leading all research and development activities and setting product and technology directions for our company. Prior to joining us in March 2004, Dr. Yang worked at Pixim Inc. in Silicon Valley, which he co-founded in 1998. Dr. Yang began his research on mixed-signal imaging chips in Silicon Valley in 1993. He won research and development awards at both Hewlett Packard and Intel. He has published many technical papers and holds numerous patents. Dr. Yang received his Ph.D., M.S. and B.S. degrees in Electrical Engineering from Stanford University.

Zhaowei (Kevin) Jin is a co-founder of our company. Mr. Jin joined our company when we commenced operations in 1999. He is a member of our board of directors and also serves as our chief operating officer and vice president for sales. From 1996 to 1999, Mr. Jin served as the founder and president of Jin Ye Company where he led the establishment of a complete PC sales and distribution network throughout China. From 1992 to 1996, Mr. Jin was the co-founder and served as vice president of sales of Mitech Corporation, one of the largest providers of medical electronic image manipulation equipment in China. Mr. Jin received his B.S. degree in Electrical Engineering from the University of Electronics Science and Technology of China in 1991.

Dr. Hui (Tom) Zhang is a co-founder of our company. Dr. Zhang joined our company when we commenced operation in 1999. He is a member of our board of directors, also serves as our vice president in charge of all matters regarding strategic relationships, government relations and intellectual properties. Dr. Zhang has resigned from his position as a Vice President of our company effective July 31, 2006. Dr. Zhang will be serving as our company’s advisor and consultant in the future. Dr. Zhang also serves as a director of the Microsoft-Vimicro Multimedia Technology Center and the Tsinghua-Vimicro Semiconductor Research Center, and holds consulting positions on several governmental technology committees. Dr. Zhang has published many papers in low-power reconfigurable computing architectures. Dr. Zhang received his B.S. degree from the University of Science & Technology of China and his Ph.D. degree in Electrical Engineering from the University of California at Berkeley.

Xiaosong (Jonathan) Zhang has served as our chief financial officer and vice president of accounting since May 2005. Mr. Zhang joined us in October 2004 as our vice president in charge of accounting-related matters. Prior to joining us, he was a senior audit manager at PricewaterhouseCoopers’ Beijing office for four years. From January 1995 to May 1999, Mr. Zhang worked as an auditor at KPMG’s Los Angeles office. Mr. Zhang received his M.S. degree in accountancy from the University of Illinois, his M.S. degree in professional meteorology from Saint Louis University and his B.A. degree in meteorology from Peking University in China. Mr. Zhang is a Certified Public Accountant of the American Institute of Certified Public Accountants.

Yundong (Raymond) Zhang joined our company in 2001 and currently serves as our vice president for marketing. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoder, 3D graphics engine, ethernet controller and 16- bit game processor. Mr. Zhang received his B.S. and M.S. degrees in Electrical Engineering from Fudan University.

Jun Zhu joined our company in 2000 as an engineering director and currently serves as our vice president for engineering. From 1996 to 2000, Mr. Zhu served as a design manager of Intel Corporation in Santa Clara, California. From 1989 to 1996, Mr. Zhu served as a chip design architect, senior ASIC (Application Specific IC) design engineer and ASIC design engineer at the ASSP (Application Specific Standard Product) group of Toshiba America Electronics Components Inc. in San Jose, California. Mr. Zhu received his M.S. degree in Computer Engineering from Syracuse University.

Dr. Qing (Mike) Yu joined our company in 2001 and currently serves as vice president of algorithms and software. From 1997 to 2001, Mr. Yu served as a senior research scientist at the research lab of Eastman Kodak Company. Dr. Yu received his B.S. degree in Physics from University of Houston and his Ph.D. and M.S. degree in Electrical and Computer Engineering from University of Rochester.

Changyong (Robert) Chen has served as a member of our board of directors since July 2004. Mr. Chen co-founded Monolithic Power System in 1997, a fabless semiconductor company focused on power management chips, which was listed on the Nasdaq National Market in 2004. In 1990, Mr. Chen founded OPTI in Silicon Valley, a fabless semiconductor company focused on PC motherboard chipset design, which was listed on the Nasdaq National Market in 1993. In 1985, Mr. Chen founded TMC in Taiwan, a PC motherboard manufacturer which was later acquired by a German public company. Mr. Chen also served as investment advisor of Fortune Investment, a Taiwan-based venture capital company from 1996 to 2000. Mr. Chen received his M.S. degree in Electrical Engineering from the University of California at Berkeley.

Dr. Theodore Van Duzer has served as a member of our board of directors since July 2004. He is a professor in the Department of Electrical Engineering and Computer Science at University of California, Berkeley. Dr. Van Duzer received his Ph.D. degree from the University of California at Berkeley in 1960 and has served as a member of its faculty since 1961. Dr. Van Duzer is the founding editor-in-chief of IEEE Transactions on Applied Superconductivity. He is also the co-author of two textbooks, “Principles of Superconductive Devices and Circuits” and “Fields and Waves in Communication Electronics” and has published over 200 papers in the research literature on superconductor electronics. He was elected to the U.S. National Academy of Engineering and is an IEEE Life Fellow.

Vince Feng has served as a member of our board of director since October 2004. Mr. Feng is a managing director of General Atlantic LLC, a private equity firm focused exclusively on investing in information technology and IT-enabled businesses on a global basis. He has been with General Atlantic (or its predecessor) since 1998. Mr. Feng currently serves as a director of A-Max Technology Limited, Oak Pacific Interactive, an observer on the board of Digital China Holdings Limited and an alternate director of Lenovo Group Limited. Mr. Feng holds a B.A. degree with high honors in Social Studies from Harvard University, and an M.B.A. degree from the Stanford Graduate School of Business.

Donald L. Lucas has served as a member of our board of directors since July 2004. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Oracle Corporation, and 51job, Inc. Mr. Lucas also serves as a director for several privately held companies. Mr. Lucas received his B.A. degree from Stanford University and his M.B.A. degree from the Stanford Graduate School of Business.

Victor Yang has served as a member of our board of directors since July 2004 and currently also serves as the president of Power Pacific Corporation Ltd., a Hong Kong subsidiary of Power Corporation of Canada. Prior to joining Power Corporation in 1996, Mr. Yang was head of the resident mission in China for the International Finance Corporation, or IFC, a member of the World Bank Group. Prior to his reassignment to Beijing in 1992 to develop IFC’s PRC business, Mr. Yang held senior investment management positions and acted as the principal investment officer for IFC in Latin America. Mr. Yang received his M.S. and B.S. degrees in Chemical Engineering from Massachusetts Institute of Technology, and a graduate degree in Business Administration from Fundacao Getulio Vargas, in Sao Paulo, Brazil.

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2005, the aggregate cash compensation we paid to our executive officers was approximately US$ 2.6 million, and the aggregate cash compensation we paid to our non-executive directors was US$45,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share Options

Historical Option Grants. During the period from 1999 to February 2004, Vimicro China promised to grant options to certain employees, directors, consultants and other individuals based on terms and conditions mutually agreed upon by Vimicro China and each such individual. In connection with our reorganization, we issued options pursuant to Vimicro China’s prior commitments. The following table summarizes, as of March 31, 2006, the outstanding historical options granted to our directors and executive officers named below and to other individuals including our employees, consultants and advisors.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Xiaodong Yang	1,200,000	0.60	March 17, 2004	March 17, 2014
Jun Zhu	150,000	0.60	March 17, 2004	March 17, 2014
Qing (Mike) Yu	272,100	0.12	March 17, 2004	March 17, 2014
Chang Yong (Robert) Chen	300,000	0.12	March 17, 2004	March 17, 2014
Theodore Van Duzer	50,000	0.028	March 17, 2004	March 17, 2014
Other individuals as a group	3,186,500	From 0.01 to 0.60	March 17, 2004	March 17, 2014

The vesting schedule of the options we granted in March 2004 was determined based on the optionee’s length of employment with or services to us and the date on which Vimicro China initially promised to grant options to such optionee.

2004 Share Option Plan. Our board of directors adopted a 2004 share option plan, or the 2004 plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,541,080 of our ordinary shares for issuance under the 2004 plan. The 2004 Plan was terminated in October 2005, and the remaining options available for grant were transferred to the 2005 Share Incentive Plan. The following paragraphs describe the principal terms of the 2004 plan.

Termination of Options. Where the option agreement permits the exercise or purchase of the options granted for a certain period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Administration. The 2004 plan is administered by our board of directors or a committee designated by our board of directors. In each case, our board of directors or the committee it designates will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Vesting Schedule. In general, options granted under the 2004 plan vest over a five-year period following a specified vesting commencement date. 20% of the options granted vest at the end of each year beginning from the first year anniversary of the vesting commencement date, subject to the optionee continuing to be an employee or a service provider on each vesting date.

Option Agreement. Options granted under the 2004 plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement, as determined by our board. In addition, the option agreement also provides that options granted under the 2004 plan are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Option Exercise. The term of options granted under the 2004 plan may not exceed ten years from the date of grant. The consideration to be paid for our shares upon exercise of an option or purchase of shares underlying the option will be determined by the share option plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with the 2004 plan, or any combination of the foregoing methods of payment.

Third-Party Acquisition. If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding options or share purchase rights will be assumed or equivalent options or rights will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction.

Termination of Plan. Unless terminated earlier, the 2004 plan will expire in 2009. Our board of directors has the authority to amend or terminate the 2004 plan subject to shareholder approval to the extent necessary to comply with applicable law and regulations. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the share option plan administrator, or (ii) affect the share option plan administrator’s ability to exercise the powers granted to it under our share option plan.

The following table summarizes, as of March 31, 2006, the outstanding options granted to our directors and executive officers named below and to other individuals as a group pursuant to the 2004 plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Zhaowei (Kevin) Jin	1,601,600	1.60	October 14, 2004	October 14, 2014
Hui (Tom) Zhang(1)	1,601,600	1.60	October 14, 2004	October 14, 2014
Yundong (Raymond) Zhang	500,000	1.60	October 14, 2004	October 14, 2014
Xiaosong (Jonathan) Zhang	450,000	1.60	October 14, 2004	October 14, 2014
Donald L. Lucas	400,000	1.60	October 14, 2004	October 14, 2014
Jun Zhu	150,000	1.60	October 14, 2004	October 14, 2014
	200,000	2.50	October 28, 2005	October 28, 2015
Changyong (Robert) Chen	100,000	1.60	October 14, 2004	October 14, 2014
Theodore Van Duzer	100,000	1.60	October 14, 2004	October 14, 2014
Qing (Mike) Yu	60,000	1.60	October 14, 2004	October 14, 2014
Other individuals as a group	1,827,738	1.60	October 14, 2004	October 14, 2014
	231,250	1.80	January 31, 2005	January 31, 2015
	635,000	2.10	May 2, 2005	May 2, 2015
	723,800	3.00	August 12, 2005	August 12, 2015
	894,900	2.50	October 28, 2005	October 28, 2015

(1)	In connection with Dr. Hui (Tom) Zhang’s resignation on July 31, 2006, his unvested options to purchase 1,121,120 ordinary shares will be cancelled and 250,000 restricted shares held by Vimicro Shanghai Corporation on such date will be repurchased by us. Dr. Zhang will be serving as our company’s advisor and consultant in the future. Our board of directors has approved the grant of 200,000 restricted shares and options to purchase 800,000 ordinary shares at an exercise price of $1.60 per share, subject to a three year vesting period, to Dr. Zhang for his future services to our company.

2005 Share Incentive Plan. In October 2005, our board of directors and shareholders adopted a 2005 share incentive plan, or the 2005 plan. We have reserved for issuance 13,065,505 ordinary shares upon exercise of awards granted under our 2005 plan.

Types of Awards. We may grant the following types of awards under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	restricted shares, which are non-transferable ordinary shares, that may be subject to forfeiture;

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to forfeiture;

•	share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2005 plan will be adjusted to reflect a ratio of one ADS to four ordinary shares.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive stock options, or ISOs, only to our employees and employees of our majority owned subsidiaries.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the 2005 plan. However, with respect to awards made to our non-employee directors and executive officers, the entire board of directors will administer the 2005 plan. The committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement. Awards granted under our 2005 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement also specifies whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2005 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards automatically become fully vested and exercisable.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted at an exercise price which is less than the fair market value of our ordinary shares on the date of grant. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2005 plan. Amendments to the 2005 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2005 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2005 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2005 plan.

Grant of Restricted Shares. We granted 135,000 restricted shares under the 2005 plan to certain non-executive employees and non-employees. Key terms in the award agreements are summarized as follow:

•	The restricted shares will vest according to the following schedules:

40% of the restricted shares will vest two years after the grant date, and 10% of the shares will vest semi-annually thereafter over the next three years.

or

20% of the restricted shares will vest one year after the grant date, and 10% of the shares will vest semi-annually thereafter over the next four years.

•	The unvested portion of the restricted shares are subject to forfeiture upon the termination of the holder’s employment with or service to us;

•	Until vested, the restricted shares are not transferable and may not be sold, pledged or otherwise transferred.

The following table summarizes, as of March 31, 2006, the outstanding options and restricted shares granted to non-executive employees and non-employees as a group pursuant to the 2005 plan. No options, restricted shares or other awards were granted to our directors and executive officers under the 2005 plan as of March 31, 2006.

Ordinary Shares Underlying Options Granted	Restricted Shares Granted	Purchase Price (US$ per share)	Date of Grant	Date of Expiration
288,700		2.27	December 26, 2005	December 26, 2015
133,500		2.82	February 9, 2006	February 9, 2016
	135,000	0.00	March 3, 2006	March 3, 2016
600,200		2.79	March 3, 2006	March 3, 2016

C.	Board Practices

Our board of directors consists of nine directors. A director is not required to hold any of our shares by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors — the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Robert Chen, Vince Feng and Donald L. Lucas. Messrs. Chen and Lucas satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

In 2005, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

Compensation Committee. Our compensation committee consists of Messrs. Robert Chen, Theodore Van Duzer and Xiaodong Yang. Messrs. Chen and Van Duzer satisfy the “independence” requirements of the Nasdaq corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2005, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consist of Messrs. Zhonghan Deng, Donald L. Lucas and Theodore Van Duzer. Messrs. Lucas and Van Duzer satisfy the “independence” requirements of the Nasdaq corporate governance rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2005, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our articles of association govern the way our company is operated and the powers granted to the directors to manage the daily affairs of our company. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. Our shareholders may remove any director by special resolution before the expiration of his or her term and may by ordinary resolution appoint another person to fill the vacancy. A valid ordinary resolution requires the votes of a majority of shareholders attending the shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 151, 215 and 369 employees as of December 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, we had 51 employees in management and administration, 244 employees in research and development and 74 employees in sales and marketing.

E.	Share Ownership

As of March 31, 2006, the most recent practicable date, 138,606,027 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and 135,000 restricted shares granted on March 3, 2006. On that date, a total of 8,697,063 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. Except for holders of 135,000 restricted shares granted on March 3, 2006, no shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2006, assuming the exercise of all of our outstanding share options, by:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers:
Zhonghan Deng(2)	11,879,490	8.6

	Ordinary Shares Beneficially Owned (1)
Xiaodong Yang(3)	7,797,110	5.6
Hui (Tom) Zhang(4)	5,951,600	4.2
Zhaowei (Kevin) Jin(5)	4,936,600	3.5
Yundong (Raymond) Zhang(6)	1,700,000	1.2
Jun Zhu(7)	1,000,000	0.7
Qing (Mike) Yu(8)	682,100	0.5
Donald L. Lucas(9)	650,354	0.5
Xiaosong (Jonathan) Zhang(10)	450,000	0.3
Changyong (Robert) Chen(11)	400,000	0.3
Theodore Van Duzer(12)	150,000	0.1
Vince Feng(13)	24,535,522	17.7
All Directors and Executive Officers as a Group(14)	60,132,776	41.4
Principal Shareholders:
Investment entities affiliated with General Atlantic LLC(15)	24,535,522	17.7
Power Pacific (Mauritius) Limited(16)	11,250,000	8.1
Infotech Ventures Cayman Company Limited(17)	10,962,000	7.9

(1)	Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person. Percentage ownership of each listed person is based on 138,606,027 shares outstanding as of March 31, 2006 (excluding 135,000 restricted shares granted on March 3, 2006) and the number of shares underlying options held by such person.

(2)	Includes 11,279,490 ordinary shares held by Vimicro Beijing Corporation, an entity wholly-owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, and 600,000 restricted shares held by Vimicro Beijing Corporation, which are subject to our right to repurchase and restriction on transfer. The address for Mr. Deng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.

(3)	Includes 6,597,110 ordinary shares held by Vimicro Tianjin Corporation, an entity wholly-owned and controlled by Mr. Yang, and 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Yang. The address for Mr. Yang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.

(4)	Includes 3,850,000 ordinary shares held by Vimicro Shanghai Corporation, an entity wholly-owned by The Zhang Family Trust, of which Dr. Zhang is the settler, 500,000 restricted shares held by Vimicro Shanghai Corporation, which are subject to our right to repurchase and restriction on transfer, and 1,601,600 ordinary shares issuable upon exercise of options held by Dr. Zhang. In connection with Dr. Zhang’s resignation on July 31, 2006, his unvested options to purchase 1,121,120 ordinary shares will be cancelled and 250,000 restricted shares held by Vimicro Shanghai Corporation on such date will be repurchased by us. Dr. Zhang will be serving as our company’s advisor and consultant in the future. Our board of directors has approved the grant of 200,000 restricted shares and options to purchase 800,000 ordinary shares to Dr. Zhang for his future services to our company. The address for Mr. Zhang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.

(5)	Includes 2,935,000 ordinary shares held by Vimicro Shenzhen Corporation, an entity wholly-owned by The Jin Family Trust, of which Mr. Jin is the settler, 400,000 restricted shares held by Vimicro Shenzhen Corporation, which are subject to our right to repurchase and restriction on transfer, and 1,601,600 ordinary shares issuable upon exercise of options held by Mr. Jin. The address for Mr. Jin is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.

(6)	Includes 840,000 ordinary shares and 360,000 restricted shares held by Mr. Zhang and 500,000 ordinary shares issuable upon exercise of options held by Mr. Zhang. The address for Mr. Zhang is 15/F, Shining Tower, No.35, Xueyuan Road, Haidian District, Beijing 100083, PRC.

(7)	Includes 500,000 ordinary shares held by Mr. Zhu and 500,000 ordinary shares issuable upon exercise of options held by Mr. Zhu. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.

(8)	Includes 350,000 ordinary shares held by Mr. Yu and 332,100 ordinary shares issuable upon exercise of options held by Mr. Yu. The address for Mr. Yu is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.

(9)	Includes 250,354 ordinary shares held by Donald L. Lucas TTEE, Donald L. Lucas & Lygia S. Lucas Trust DTD 12-3-84 and 400,000 ordinary shares issuable upon exercise of options held by Mr. Lucas. The address for Mr. Lucas is 3000 Sand Hill Road #3-210, Menlo Park, CA 94025.

(10)	Includes 450,000 ordinary shares issuable upon exercise of options held by Mr. Zhang. The address for Mr. Zhang is 15/F., Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.

(11)	Includes 300,000 ordinary shares held by Mr. Chen and 100,000 ordinary shares issuable upon exercise of options held by Mr. Chen. The address for Mr. Chen is 15/F., Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.

(12)	Includes 150,000 ordinary shares issuable upon exercise of options held by Mr. Van Duzer. The address for Mr. Van Duzer is 1240 Scott Street, El Cerrito, CA94530.

(13)	Includes a total of 18,531,786 ordinary shares and 1,500,934 ADSs owned by investment entities affiliated with General Atlantic LLC. Mr. Feng, a managing director of General Atlantic LLC, disclaims beneficial ownership of all of the ordinary shares and ADSs owned by investment entities affiliated with General Atlantic LLC. The address for Mr. Feng is c/o General Atlantic LLC, Suite 2007-10, 20th Floor, One International Finance Center, 1 Harbour View Street, Central, Hong Kong.

(14)	Include 51,890,532 ordinary shares, ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 6,835,300 ordinary shares underlying outstanding options held by our directors and executive officers.

(15)	Includes a total of 18,531,786 ordinary shares and 1,500,934 ADSs of which General Atlantic Partners (Bermuda), L.P. holds 12,725,792 ordinary shares and 1,061,596 ADSs, GAP-W International, L.P. holds 4,394,803 ordinary shares and 307,275 ADSs, GAP Coinvestments III, LLC holds 912,790 ordinary shares and 82,925 ADSs, GAP Coinvestments IV, LLC holds 246,877 ordinary shares and 19,650 ADSs, GapStar, LLC holds 231,647 ordinary shares and 28,142 ADSs and GAPCO GmbH & Co. KG holds 19,877 ordinary shares and 2,346 ADSs. GAP (Bermuda) Limited is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. General Atlantic LLC is the sole member of GapStar, LLC. GAPCO Management GmbH GmbH is the general partner of GAPCO GmbH & Co. KG. The managing directors of General Atlantic LLC are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt, or collectively, the Managing Directors of General Atlantic LLC. Vince Feng is a director of Vimicro. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P, GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG. The address of General Atlantic Partners (Bermuda), L.P., GAP (Bermuda) Limited and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. The address of the other General Atlantic entities is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A.

(16)	Power Pacific (Mauritius) Limited is 100% owned by Power Pacific Corporation Limited, which is 99.9% owned by Power Corporation International Limited. Power Corporation International Limited is 100% owned by Power Corporation of Canada, a company listed on the Toronto Stock Exchange. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius. The address of Power Corporation of Canada is 751 Victoria Square, Montréal, Québec, Canada H2Y 2J3.

(17)	Infotech Ventures Cayman Company Limited is beneficially owned by ten shareholders, none of which has sole voting and dispositive power over our shares held by Infotech Ventures Cayman Company Limited. Infotech Ventures Cayman Company Limited is managed by its board of directors which consists of Zhiming Li, Yiming Zhu, Xiaocheng Zhang, Rongfang Huang, Shaowen Zhang, Anjian Li, Youyong Zhao, Xi’an Wang, Guanghui Cheng, Zhigang Zheng, Xuming Zhang, Tingru Liu. The address for Infotech Ventures Cayman Company Limited is Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.

Based on 138,606,027 ordinary shares outstanding as of March 31, 2006, approximately 29.0% of our outstanding ordinary shares are held by 31 record holders in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Reorganization

In anticipation of our issuance and sale of preferred shares to a group of international investors through a private placement, in March 2004, we entered into a Shareholding Transfer Agreement with each former owner of Vimicro China and a Reorganization and Subscription Agreement with each such former owner and/or its designated nominee to carry out our reorganization. Pursuant to these agreements, the following transactions were consummated:

•	All the former owners of Vimicro China obtained requisite approvals from the local governmental authorities to transfer their equity interests in Vimicro China to Vimicro International Corporation in May 2004. As a result, Vimicro China became our wholly-owned subsidiary in May 2004.

•	In consideration for the share transfer in May 2004 by each former owner of Vimicro China who was not a PRC entity or resident, or non-PRC shareholder, on October 13, 2004, Vimicro International Corporation issued a total of 14,437,500 ordinary shares to each non-PRC shareholder and/or its designated nominee, based on such non-PRC shareholder’s pro rata interest in Vimicro China prior to the reorganization.

•	Under applicable PRC law, Vimicro International Corporation was required to pay cash to each former owner of Vimicro China who was a PRC entity or resident, or PRC shareholder, in consideration for the transfer of its ownership interest in Vimicro China in May 2004. Shortly after the completion of its issuance and sale of preferred shares on October 12, 2004, Vimicro International Corporation paid a total cash consideration of US$8.4 million, as determined under applicable PRC law, to these PRC shareholders, using part of the proceeds from its issuance and sale of preferred shares.

•	On November 19, 2004, each PRC shareholder and/or its designated nominee used the same amount of cash previously received from Vimicro International Corporation to subscribe for a total of 67,709,400 ordinary shares of Vimicro International Corporation. The number of ordinary shares issued and sold to each individual PRC shareholder or designated nominee was based on the PRC shareholder’s pro rata interest in Vimicro China prior to the reorganization.

Private Placement

In October 2004, we issued an aggregate of 15,217,150 preferred shares in a private placement at a price of US$1.5977 per share to a group of investors, including General Atlantic, Fujitsu Microelectronics Asia Pte Ltd, Capital Group Resources Ltd., Gartner Technology Ltd., Millennium Project Development and Donald L. Lucas, our director. Each preferred share was automatically converted into one ordinary upon completion of our initial public offering.

Registration Rights Agreement

In connection with our private placement in October 2004, we entered into a registration rights agreement with General Atlantic. We have granted General Atlantic customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. For a detailed description of these rights, see “Description of Share Capital—Registration Rights.”

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are likely to be involved in litigation or other legal proceedings incidental to our business. We are not aware of any material legal proceedings currently existing or pending against us that will have a material adverse effect on our business and results of operations. Regardless of the outcome, however, any litigation or other legal proceedings can result in substantial costs and diversion of management resources and attention.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary Vimicro China, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing four of our ordinary shares, have been listed on the Nasdaq National Market since November 15, 2005 under the symbol “VIMC.”

In 2005 (November 14, 2005 through December 31, 2005), the trading price of our ADSs on the Nasdaq National Market ranged from $7.61 to $10.01 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the first two quarters in 2006 and last quarter in 2005 from November 14, 2005 to December 31, 2005, and (2) each of the past six months.

	Share Price
	High	Low
Quarterly High and Low
Fourth Quarter 2005 (From November 14, 2005)	10.01	7.61
First Quarter 2006	20.99	9.41
Second Quarter 2006	23.34	12.50
Monthly Highs and Lows
January 2006	11.91	9.41
February 2006	13.20	10.72
March 2006	20.99	10.85
April 2006	23.34	17.32
May 2006	18.92	15.32
June 2006	16.58	12.50
July 2006 (through July 12, 2006)	12.85	9.72

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the Nasdaq National Market since November 15, 2005 under the symbol “VIMC.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005. Our shareholders adopted our amended and restated memorandum and articles of association at an extraordinary shareholder meeting on October 29, 2005.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission.

E.	Taxation

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

U.S. Holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq National Market. The ADSs are traded on the Nasdaq National Market. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares generally would constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss (in the case of losses, subject to certain limitations).

Passive Foreign Investment Company

We believe that for our taxable year ended December 31, 2005, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2006 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the Nasdaq National Market, which is a qualified exchange for these purposes, and, consequently, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended and annual report on Form 20-F under the Securities Act, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company – Organizational Structure”.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2003, 2004 and 2005.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We completed our initial public offering of 34,788,252 ordinary shares, in the form of ADSs, at US$10 per ADS in November 2005, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$86,970,630, of which we received US$62,775,000. The effective date of our registration statement on Form F-1 (File number: 333-12917) was November 14, 2005. Morgan Stanley was the global coordinator and book runner for the global offering of our ADSs.

We received net proceeds of US$59.1 million from our initial public offering, which are expected to be used for general corporate purposes, including funding our working capital needs. As of December 31, 2005, our cash resources amounted to $100.6 million, comprising cash and bank demand deposits.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within 90 days prior to the date of this report. In making this evaluation, our Chief Executive Officer and Chief Financial Officer have considered matters relating to the issues referenced below under the heading “Internal Control over Financial Reporting,” including steps we have taken as described in “Item 5. Operating and Financial Review and Prospects—Internal Control Over Financial Reporting” to ensure that such issues would not be repeated.

Based on their evaluation of the effectiveness of our disclosure controls and procedures as described above, our Chief Executive Officer and Chief Financial Officer have concluded that, solely because of the material weaknesses in internal control over financial reporting described below, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective.

Internal Control Over Financial Reporting

In connection with our private placement of preferred shares completed in October 2004, we engaged our independent registered public accounting firm to audit our financial statements for the three years ended December 31, 2003. During the course of this audit, our independent registered public accounting firm identified several material weaknesses to our audit committee relating to (i) a lack of personnel with U.S. GAAP reporting experience, and (ii) the use of manual accounting systems that did not enable timely recording of transactions. Following the completion of our private placement of preferred shares, we initiated a comprehensive review of our financial and accounting systems and procedures in preparation for our initial public offering and our future reporting obligations as a public company.

In the course of this review and the 2004 audit, our management and independent registered public accounting firm identified two items that had been incorrectly accounted for under U.S. GAAP: (i) certain technology and technological expertise contributed by our founders upon the formation of our predecessor, Vimicro China, in 1999 and (ii) the share options promised to our non-employee consultants prior to our reorganization in 2004. The identification of these instances of incorrect accounting under U.S. GAAP led to a restatement of our consolidated audited financial statements for the three years ended December 31, 2003.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include an internal control report of management in our annual report on Form 20-F for each fiscal year after July 15, 2006. To comply with the requirement, senior management under the supervision of our audit committee has been conducting further evaluation of our internal control over financial reporting, and designing and implementing enhanced processes and procedures to improve our internal control over financial reporting. During the evaluation process, our management has identified that we lack a comprehensive company level controls system including a formal risk assessment framework and an internal audit function, which is an area of internal control deficiency requiring improvement. In addition, our management believes that we must continue to take remedial steps to address the weaknesses identified by our independent registered public accounting firm in 2004. In connection with the 2005 audit, our independent registered public accounting firm has made similar recommendations.

Management is fully aware of the importance of improving our internal control over financial reporting. Since October 2004, as described in “Item 5. Operating and Financial Review and Prospects—Internal Control Over Financial Reporting”, significant resources from our management team and additional expenses have been devoted to implement and maintain effective controls and procedures in order to remedy these material weaknesses.

Changes in Internal Control

Except for the remedial measures described above, no significant changes in our internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Donald Lucas qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee except for Vince Feng is an “independent director” as defined in the Nasdaq Marketplace Rules. We intend to have an independent audit committee before the first anniversary of our initial public offering.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our www.vimicro.com website. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below other than as disclosed below.

	For the Year Ended December 31,
	2004	2005
	(in US$ thousands)
Audit fees(1)	880	938
Audit-related fees(2)	17	838
Tax Fees(3)	4	37
All other fees(4)	—	12

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter and rendering of listing advice, and other audit-related services for the three years ended December 31, 2005.

(3)	“Tax fees” include fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors than for the services described in paragraphs (1) to (3) above, including for 2005, the aggregate fees billed for consultation services rendered in connection with Section 404 of the Sarbanes-Oxley Act of 2002.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•	Independent Auditors’ Report

•	Consolidated Balance Sheets as of December 31, 2004 and 2005

•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2003, 2004 and 2005

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005

•	Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Vimicro International Corporation (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.1	Specimen Certificate for Ordinary Shares of Vimicro International Corporation (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.2	Specimen American Depositary Receipt of Vimicro International Corporation (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.3	Form of Deposit Agreement among Vimicro International Corporation, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.1	Form of Shareholding Transfer Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.2	Reorganization and Subscription Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.3	Shareholders Agreement, dated as of October 12, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.4	Registration Rights Agreement, dated as of October 12, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.5	2004 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.8	Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

11.1*	Code of Business Conduct and Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Zhonghan Deng
Name:	Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: July 17, 2006

VIMICRO INTERNATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIMICRO INTERNATIONAL CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income(loss), cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Vimicro International Corporation and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

July 17, 2006

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

			December 31
	Note		2004	2005
Assets
Current assets:
Cash			34,592	100,610
Restricted cash			36	—
Accounts receivable, net of provision for doubtful accounts of $19 and $20 as of December 31, 2004 and 2005, respectively			1,410	4,003
Notes receivable			178	1,001
Inventories, net	3		8,338	21,173
Prepayments and other current assets	4		2,291	1,930
Deferred tax assets	12	(b)	839	3,208

Total current assets			47,684	131,925
Investment in an associated company	5		170	171
Property, equipment and software, net	6		2,763	4,960
Other assets			—	327

Total assets			50,617	137,383

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable			3,049	4,228
Taxes payable			2,334	3,550
Advances from customers			36	171
Due to an associated company			49	64
Accrued expenses and other current liabilities	7		5,433	9,080
Deferred grants			1,357	895

Total current liabilities			12,258	17,988

Non-current liabilities:
Deferred tax liabilities	12	(b)	53	230

Total liabilities			12,311	18,218

Commitments and contingencies (Note 15)
Redeemable convertible preferred shares, $0.0001 par value 15,647,132 shares authorized; 15,217,150 and nil shares issued and outstanding as of December 31, 2004 and 2005, respectively	8		23,923	—

Shareholders’ equity:
Ordinary shares, $.0001 par value. 484,352,868 shares authorized; 82,147,440 and 138,606,027 shares issued and outstanding as of December 31, 2004 and 2005, respectively	9		8	14
Additional paid-in capital	10		41,154	127,502
Deferred share-based compensation	10		(2,122)	(682)
Accumulated other comprehensive (loss) income			(2)	596
Accumulated deficit			(24,655)	(8,265)

Total shareholders’ equity			14,383	119,165

Total liabilities, redeemable convertible preferred shares and shareholders’ equity			50,617	137,383

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2003	2004	2005
Net revenue	14	16,604	50,258	95,277
Cost of revenue		(11,011)	(32,404)	(58,943)

Gross profit		5,593	17,854	36,334
Operating expenses*	2(s)
Research and development, net	11	(3,345)	(6,290)	(8,102)
Selling and marketing		(1,953)	(7,118)	(5,118)
General and administrative		(1,546)	(10,883)	(6,076)
Loss from disposal of SPMC		—	(75)	—

(Loss) income from operations		(1,251)	(6,512)	17,038
Other income (expense):
Interest income		37	33	912
Interest expense		(24)	(27)	—
Tax refund	13(a)	81	110	4
Others, net		(8)	99	(368)

(Loss) income before income taxes and share of loss of associated company and minority interest		(1,165)	(6,297)	17,586
Income taxes expense	12(a)	(243)	(221)	(1,192)

Net (loss) income before share of loss of associated company and minority interest		(1,408)	(6,518)	16,394
Share of loss of associated company, net of tax		(22)	(4)	(4)

Net (loss) income before minority interest		(1,430)	(6,522)	16,390
Minority interest		1,444	910	—

Net (loss) income		14	(5,612)	16,390
Amount allocated to participating preferred shareholders		—	—	(2,169)

Income (loss) attributed to ordinary shareholders		14	(5,612)	14,221

Other comprehensive (loss) income:
Foreign currency translation adjustment		(2)	(1)	598

Comprehensive (loss) income		12	(5,613)	14,819

(Loss) income per share
-Basic		0.00	(0.07)	0.16

-Diluted		0.00	(0.07)	0.13

Weighted average number of ordinary shares outstanding
-Basic		82,147,440	82,147,440	89,638,512

-Diluted		82,147,440	82,147,440	105,412,376

* Components of share-based employee compensation expenses are included in the following expense captions:
Research and development	—	(2,696)	(249)
Selling and marketing	—	(3,905)	(304)
General and administrative	—	(6,752)	(887)

Total	—	(13,353)	(1,440)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except for number of shares data)

	Common shares		Additional Paid-in capital	Deferred share-based compensation	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2003	82,147,440	8	23,395	—	1	(19,057)	4,347
Net income	—	—	—	—	—	14	14
Foreign currency translation adjustment	—	—	—	—	(2)	—	(2)

Balance as of December 31, 2003	82,147,440	8	23,395	—	(1)	(19,043)	4,359
Issuance of share options to employees	—	—	15,475	(15,475)	—	—	—
Issuance of share options to non-employees	—	—	2,284	—	—	—	2,284
Amortization of deferred share-based compensation	—	—	—	13,353	—	—	13,353
Net loss	—	—	—	—	—	(5,612)	(5,612)
Foreign currency translation adjustment	—	—	—	—	(1)	—	(1)

Balance as of December 31, 2004	82,147,440	8	41,154	(2,122)	(2)	(24,655)	14,383
Issuance of common shares during initial public offering	27,000,000	3	59,074	—	—	—	59,077
Conversion of redeemable convertible preferred shares	15,217,150	2	23,921	—	—	—	23,923
Exercise of share options (note 10)	14,241,437	1	3,082	—	—	—	3,083
Issuance of share options to non-employees	—	—	271	—	—	—	271
Amortization of deferred share-based compensation	—	—	—	1,440	—	—	1,440
Net income	—	—	—	—	—	16,390	16,390
Foreign currency translation adjustment	—	—	—	—	598	—	598

Balance as of December 31, 2005	138,606,027	14	127,502	(682)	596	(8,265)	119,165

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2003	2004	2005
Cash flows from operating activities:
Net income (loss)	14	(5,612)	16,390
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	386	629	1,553
Amortization	907	394	—
Bad debt	—	23	1
Loss from disposal of variable interest entity	—	75	—
Share-based compensation to employees	—	13,353	1,440
Research and development consulting fee	704	428	271
Loss from disposal of property, equipment and software	28	23	50
Gain on marketable securities	(43)	—	—
Share of loss of an associated company	22	4	4
Minority interests	(1,444)	(910)	—
Changes in assets and liabilities:
Accounts receivable	(55)	73	(2,549)
Notes receivable	(1,669)	1,491	(812)
Inventories	(660)	(6,588)	(12,598)
Prepayments and other current assets	(220)	(1,198)	383
Deferred tax assets	231	(803)	(2,333)
Other assets	—	—	(323)
Accounts payable	89	1,864	1,226
Notes payable	—	108	—
Taxes payable	250	1,824	1,256
Advances from customers	1,101	(1,055)	137
Due to an associated company	—	—	16
Accrued expenses and other current liabilities	416	3,512	3,749
Deferred grants	—	53	180
Deferred tax liabilities	1,201	(189)	(452)

Net cash provided by operating activities	1,258	7,499	7,589

Cash flows from investing activities:
Increase in time deposits	(500)	—	—
Proceeds received upon maturity of time deposits	1,080	500	—
Decrease in restricted cash	—	—	36
Proceeds from disposal of marketable securities	113	—	—
Purchase of property, equipment and software	(691)	(2,040)	(3,800)
Proceeds from disposal of property and equipment	38	—	—
Cash disposed with the disposal of variable interest entity	—	(189)	—

Net cash provided by (used in) investing activities	40	(1,729)	(3,764)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2003	2004	2005
Cash flows from financing activities:
Proceeds from short-term bank loans	1,208	—	—
Repayment of short-term bank loans	—	(1,208)	—
Capital contributions from the other SPMC owner	1,208	—	—
Net proceeds from initial public offering	—	—	59,077
Net proceeds from issuance of redeemable convertible preferred shares	—	23,923	—
Proceeds from exercise of share options	—	—	3,083

Net cash provided by financing activities	2,416	22,715	62,160

Effect of exchange rate changes on cash	1	—	33

Net increase in cash	3,715	28,485	66,018
Cash at beginning of year	2,392	6,107	34,592

Cash at end of year	6,107	34,592	100,610

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	24	27	—

Income taxes	—	92	1,356

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Vimicro International Corporation (the “Company”) was incorporated under the laws of the Cayman Islands on February 24, 2004 as an exempted company with limited liability. It holds 100% of the equity interest of Vimicro Corporation (“Vimicro China”) which was established on October 14, 1999 in the People’s Republic of China (the “PRC”) as a limited liability company with an approved operating period of thirty years. The company was listed on National Association of Securities Dealers Automated Quotation on 15 November 2005.

Vimicro China has two wholly-owned subsidiaries, Viewtel Corporation (“Viewtel”) and Vimicro Electronics International Limited (“Vimicro Electronics”). Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development work. Vimicro Electronics was established in Hong Kong in May 2002 to facilitate international sales.

The Company, Vimicro China, Viewtel and Vimicro Electronics, are hereinafter collectively referred to as the “Group”.

In December 2002, Vimicro China formed a company named Shanghai Pudong Micro-electronics Development Corporation (“SPMC”), with two other investors, Silicon Rain Technology (incorporated in the United States of America) and Shanghai Pudong Software Park (incorporated in the PRC) in Shanghai, to develop analog integrated circuit (“IC”) products. Although the Group owned only 32.5% equity interest in SPMC, it had an exclusive distribution right to all products developed by SPMC and was able to purchase them at cost and shared 40% of the gross profit derived from the sale of these products with SPMC. The Group had evaluated its relationship with SPMC in 2004 based on its investment and contractual relationships and considered SPMC its variable interest entity, while itself a primary beneficiary. The Group consolidated the financial position and operating results of SPMC from January 1, 2003 until December 23, 2004 when the Group disposed of its equity interest in SPMC and terminated the exclusive distribution arrangement.

The net asset value of SPMC was approximately $1,578,000 and $229,000 as of December 31, 2003 and December 23, 2004, respectively. SPMC incurred a net loss of approximately $2,140,000 and $1,348,000 for the year ended December 31, 2003 and the period from January 1 to December 23, 2004, respectively. The net loss of SPMC attributable to the Company was approximately $696,000 and $438,000 for the year ended December 31, 2003 and the period from January 1 to December 23, 2004, respectively.

The Group designs, develops and markets semiconductor products with multimedia applications, including personal computer (“PC”) camera multimedia processors and mobile phone multimedia processors. It is also involved in the packaging, testing and reselling of third party image sensors according to the Company’s specifications. Product manufacturing, certain product packaging and testing are outsourced to third party vendors.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

Reorganization

The Company was established on February 24, 2004 with an authorized share capital consisting of 500,000,000 ordinary shares of $0.0001 each. Pursuant to the Reorganization, the authorized share capital of 500,000,000 ordinary shares at par value of $0.0001 each were subdivided into 484,352,868 ordinary shares and 15,647,132 preferred shares at par value of $0.0001 each. Each former owner of Vimicro China, or their nominees, subscribed for the shares of the Company in accordance with a shareholding transfer agreement between Vimicro China and the Company dated March 17, 2004. The form of shareholding transfer, either through an exchange of their equity interests in Vimicro China for proportional number of shares in the Company or by paying cash as consideration, depends on the nationality or places of incorporation of the former owners of Vimicro China.

All the former owners of Vimicro China obtained requisite approvals from the local governmental authorities and transferred their equity interests in Vimicro China to the Company on May 17, 2004.

In consideration for the shares transferred by each former owner of Vimicro China who was not a PRC entity or resident (each, a “non-PRC shareholder”), on October 13, 2004, the Company issued a total of 14,437,500 fully paid ordinary shares, representing 17.58% of its total outstanding share capital after the Reorganization, to these non-PRC shareholders or their designated nominees, based on these non-PRC shareholders’ pro rata interests (in total of 17.58%) in Vimicro China prior to the Reorganization.

In order to complete the Reorganization, the Company was required by the relevant PRC laws and regulations to pay cash to acquire the equity interest of Vimicro China from each former owner of Vimicro China who was a PRC entity or resident (each, a “PRC shareholder”). Shortly after the completion of its issuance and sale of preferred shares on October 12, 2004, the Company had applied part of its preferred shares issuance proceeds as payment to the PRC shareholders, amounting to US$8.4 million, for their 82.42% equity interest in Vimicro China. On November 19, 2004, these PRC shareholders and/or their respective nominees, used the same amount of cash to subscribe for a total of 67,709,940 fully paid ordinary shares, which represents 82.42% of total outstanding share capital, of the Company after the Reorganization.

In summary, the Company issued 82,147,440 ordinary shares to the owners and/or their nominees of Vimicro China in exchange for their respective ownership interests in Vimicro China (collectively referred to as the “recapitalization transactions”). Since the recapitalization transactions were carried out to satisfy all the legal requirements on the Reorganization, the Company considers the Reorganization had been effectively completed for accounting purpose when it obtained all the requisite governmental authorities’ approvals on May 17, 2004.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The Reorganization described in Note 1 was treated as a capital stock reorganization and Vimicro China is considered as the predecessor of the Company. The consolidated financial statements are presented as if the Company was in existence for all periods presented.

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its wholly-owned subsidiaries for all years presented and its variable interest entity, SPMC from January 1, 2003 to December 23, 2004.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(b)	Principles of consolidation (cont’d)

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meeting of directors.

A consolidated variable interest entity is a variable interest entity of which the Company is the primary beneficiary.

All significant inter-company transactions and balances, and any unrealized gains arising from inter-company transactions, are eliminated on consolidation. Unrecognized gains arising from transactions with the associated company are eliminated to the extent of the Group’s interest in the associated company, against the investment in the associated company. Unrecognized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

(c)	Associated company

An associated company is an entity in which the Group holds between 20% and 50% of the equity interest, or over which the Group has significant influence but does not control. Investment in associated companies is accounted for using the equity method. Equity accounting involves recognizing in the consolidated statement of operations the Group’s share of the profit or loss for the year of the associated company.

(d)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property, equipment and software and intangible assets, realization of deferred tax assets, provision for doubtful accounts, write-down of inventories and share-based compensation expenses.

(e)	Risks and uncertainties and concentration of credit risk

The Group’s operating results are significantly dependent on its ability to develop and market products. The Group faces rapid technology development which requires the Group to continually improve the performance, feature and reliability of its products. Inability of the Group to successfully develop and market its products as a result of competition or other factors would have a material adverse affect on the Group’s business, financial condition and results of operations.

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2005 and 2004, the top ten customers accounted for approximately 76% and 89% of total product revenue respectively. The Group cannot assure that these customers will continue to purchase products from them.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(e)	Risks and uncertainties and concentration of credit risk (cont’d)

The following table summarizes the customers who accounted for more than 10% of the total revenue for the years ended December 31, 2003, 2004 and 2005:

	Years ended December 31
	2003	2004	2005
Customer A	12%	31%	22%
Customer B	11%	29%	25%

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2004 and 2005:

	As of December 31
	2004	2005
Customer A	17%	10%
Customer E	18%	18%
Customer F	16%	4%
Customer I	—	13%

The Group relies on five foundries for wafers and four companies for assembly and testing services for the existing products. Each product is manufactured at only one foundry. The ability of each foundry to provide wafers is limited by the foundry’s available capacity. Moreover, the price of wafers may fluctuate based on the available industry capacity. The Group does not have long-term supply contracts with any of these foundries or assembly and testing houses. Therefore, the Group cannot be certain that these foundries and assembly and testing houses will allocate sufficient capacity to satisfy its requirements. If the Group is not able to obtain the necessary foundry capacity and assembly and testing capacity to produce the required volume for its customers in a timely manner, both its relationships with the customers and operating results would be adversely impacted.

Financial instruments that are potentially subject to credit risk consist of cash, restricted cash and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. To date the Group has not experienced any losses on cash. The Group performs ongoing credit evaluations of its customers’ financial conditions and, generally, requires no collateral or third party guarantee.

(f)	Fair value of financial instruments

The carrying amounts of the Group’s cash, receivables, payables and accrued liabilities approximated their fair values as of the balance sheet dates due to their short maturities and the interest rates currently available.

(g)	Cash

Cash represents cash on hand and deposits placed with banks or other financial institutions, which are repayable on demand.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(h)	Restricted cash

Restricted cash represents a bank deposit used as collateral to secure a corporate credit card facility from a domestic bank. This facility was terminated during 2005 and thereafter the restrictions were removed.

(i)	Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted average basis. Provisions are made to reduce excess or obsolete inventories to their estimated realizable values.

(j)	Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and provision for impairment.

Property, equipment and software are depreciated at rates sufficient to write off their costs less provision for impairment, if any, over their estimated useful lives on a straight line basis. The estimated useful lives and residual values are as follow:

	Estimated useful lives	Residual value
Equipment and office furniture	5 years	10%
Leasehold improvements	Shorter of the lease term or the estimated useful lives	—
Mask and tooling	2 years	—
Motor vehicles	5 years	10%
Software	3 to 5 years	0 to10%

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property, equipment and software is the difference between the net sale proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

(k)	Amortization of intangible assets

Intangible asset, the technology contributed to SPMC by Silicon Rain Technology, one of the owners of SPMC, at the inception of SPMC, was initially recognized and measured at fair value. The intangible asset was amortized over its estimated useful life.

The Group disposed of its equity interest in SPMC on December 23, 2004 (see Note 1).

(l)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of the asset may no longer be recoverable. The assessment of possible impairment is based on the Group’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. When these events occur, the Group measures and recognizes the impairment loss as the amount by which the carrying amount exceeds the sum of the estimated discounted future cash flows expected to result from the use of the assets and their eventual disposition.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(m)	Revenue recognition

The Group recognizes revenue from the sales of products on a gross basis when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title have occurred, as well as fixed or determinable pricing and probable collectibility have been assured.

Volume-based sales rebates on selected products are given to certain customers when the customers have completed a specified cumulative level of sales transactions. The cost of such rebates are accrued in accordance with EITF 01-9 by reducing the underlying sales transactions that are instrumental to earning the rebates based on the estimated number of customers that will ultimately earn and claim the rebates.

Payments received from customers in advance of shipment are recorded as advances from customers.

(n)	Research and development costs

Research and development costs are charged to expense as incurred.

(o)	Research and development grants

Research and development grants received from PRC government agencies or private enterprises are recognized as deferred grants and offset against the corresponding research and development expenses as and when they are incurred for the research and development projects for which these grants are received.

(p)	Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $6,000, $113,000 and $652,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

(q)	Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statements of operations in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(r)	Foreign currency translation

The functional currencies of the Company and its subsidiaries and consolidated variable interest entity are their respective local currencies. Assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet dates, and revenue and costs are translated using average exchange rates for the year . These exchanges differences are included in the consolidated statement of operations. The reporting currency of the Group is the United States Dollar (“USD”).

Those entities that use a different functional currency are translated into USD using the exchange rates in effect at balance sheet dates for assets and liabilities and average exchange rates during each reporting period. Translation adjustments resulting from translation of these consolidated financial statements are reflected as foreign currency translation adjustment in other comprehensive gains (losses) in the shareholders’ equity.

(s)	Share-based compensation

Share-based employee compensation expense

The Group accounts for share-based employee compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and the related interpretation, Financial Accounting Standards Board Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions Involving Stock Compensation,” and FIN No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”

Under APB No. 25, compensation cost, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary share on the measurement date, which is typically the grant date. Total compensation cost as determined at the grant date of option is recorded in shareholder’s equity as additional paid-in capital with an offsetting entry recorded to deferred share compensation. Deferred share-based compensation is amortized over the vesting period of 1 to 5 years on an accelerated basis using the model presented under FIN No. 28.

Additional pro forma disclosures as required under Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” are also provided.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(s)	Share-based compensation (cont’d)

The following table illustrates the effect on net (loss) income and net (loss) income per share if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation for the year ended December 31, 2004 and 2005:

	Year ended December 31,
	2004	2005
	(in thousands of U.S. dollars except per share data)
Net (loss) income, as reported	(5,612)	16,390
Add: Share-based employee compensation expense recognized in net (loss) income, net of tax	13,353	1,440
Deduct: Share-based employee compensation expense determined under the fair value method for all employee awards, net of tax	(13,660)	(1,909)

Pro forma net (loss) income	(5,919)	15,921

Pro forma net income attributable to preferred shareholders	—	2,125

Pro forma net (loss) income attributable to ordinary shareholders	(5,919)	13,796

(Loss) income per share, as reported
Basic	(0.07)	0.16

Diluted	(0.07)	0.13

(Loss) income per share, pro forma
Basic	(0.07)	0.15

Diluted	(0.07)	0.13

Share-based non-employee consultancy fee

The Company accounts for share options issued to non-employees in accordance with SFAS No. 123, “Accounting for Share-based Compensation,” and EITF No. 96-18, “Accounting for Equity Instrument that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. Under SFAS No. 123 and EITF No. 96-18, these share options issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. The non-employee share awards attributable to the service to be performed are measured at their then-current fair values as of each reporting date until the date the performance is completed, which is generally the vesting date.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(t)	Employee social security and welfare benefit plans

All Chinese employees of the Company’s PRC subsidiary and the variable interest entity participate in employee social security plans, including pension, medical, housing and other welfare benefits, organized and administered by relevant government authorities. The premiums and welfare benefit contributions that are borne by these entitles are calculated based on percentages of the total salary of employees, subject to certain ceilings and are paid to the respective labor and social welfare authorities. The PRC government is responsible for the welfare benefit for the retired employees. The Group has no obligation for post retirement or other welfare benefits beyond the annual contributions.

The welfare benefits expenses were approximately $464,000, $550,000 and $969,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

(u)	Profit appropriation

The PRC subsidiary and variable interest entity of the Group are required to make appropriations to statutory reserve funds based on after-tax net income, after recouping prior years’ losses, determined in accordance with the PRC GAAP.

Vimicro China is a wholly foreign-owned enterprise in 2004 and 2005. In accordance with the “The Law of the People’s Republic of China on Enterprises Operated Exclusively with Foreign Capital”, Vimicro China should set aside at least 10% of its net profit, after recouping prior years’ losses, determined under PRC GAAP to a statutory reserve fund before distributions to investors. The appropriation of the net profit to the statutory reserve fund must be made annually until the accumulated reserve fund exceeds 50% of Vimicro China’s registered capital.

During the year ended December 31, 2003 and 2004, there was no profit appropriation to statutory reserve funds because both the PRC subsidiary and variable interest entity were in an accumulated deficit position as determined in accordance with PRC GAAP.

During the year ended December 31, 2005, the PRC subsidiary appropriated approximately $1,437,000 to this statutory reserve fund, which is not available for distribution except in liquidation.

(v)	Segment reporting

The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its business as a single segment.

(w)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of a business enterprise during a period from transactions and other events or circumstances from non-owner sources. Comprehensive income (loss) includes foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries and variable interest entity.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(x)	Income (loss) per share

The Group has computed net income (loss) per share under two methods, basic and diluted. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of ordinary shares outstanding and potential ordinary shares when dilutive.

Income (loss) per share has been computed as if the current corporate structure had occurred at the beginning of the relevant periods. For the calculation of net loss per share for years 2003 and 2004, the number of shares of the Company has been retroactively restated for the 82,147,440 shares issued from the beginning of the earliest period presented.

For year ended December 31, 2005, 1,970,000 outstanding ordinary shares are not included in the computation of basic earnings per share because these are shares issued upon the early exercise of share options. (see Note 9)

The following table sets forth the computation of basic and diluted net income (loss) attributable to ordinary shareholders per share:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars except per share data)
Numerator:
Net (loss) income	14	(5,612)	16,390
Amount allocated to participating preferred shareholders	—	—	(2,169)

Numerator for basic (loss) income per share	14	(5,612)	14,221
Effect of redeemable convertible preferred shares	—	— *	—	*

Numerator for diluted (loss) income per share	14	(5,612)	14,221

Denominator:
Weighted-average ordinary shares outstanding (excluding restricted shares)	82,147	82,147	89,639
Effect of dilutive share options (including restricted shares)	—	— *	15,774
Effect of redeemable convertible preferred shares	—	— *	—	*

Denominator for diluted income per share	82,147	82,147	105,413

Basic (loss) income per share	0.00	(0.07)	0.16

Diluted (loss) income per share	0.00	(0.07)	0.13

*	These potentially dilutive securities were not included in the calculation of dilutive income (loss) per share because of their antidilutive effect.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(x)	Income (loss) per share (cont’d)

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on their participating rights. The Company’s Series A Preferred Shares are participating securities and were included in the computation of basic income per share for the year ended December 31, 2005. For the year ended December 31, 2004, the Company incurred losses of $5,612,000 and it was determined that the preferred shareholders have no obligation to share in the losses of the Company and therefore the dilutive effect of the preferred shares was not included in the computation of basic loss per share.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Potentially dilutive securities that were not included in the calculation of diluted income per share because of their anti-dilutive effects include the Company’s share options of 1,857,700 as of December 31, 2005. Potentially dilutive securities that were not included in the calculation of diluted loss per share because of their anti-dilutive effects include the Company’s share options of 27,395,158 and preferred shares of 15,217,150 as of December 31, 2004.

(y)	Operating leases

Rental payments under operating leases are charged to expense based on a straight line method over the period of the leases.

(z)	Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(z)	Recent accounting pronouncements (cont’d)

Under SFAS No. 123R, the Company must determine the appropriate fair value method to be used for valuing share-based payments, the amortization method of compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. The Company has selected the Black-Scholes option pricing model as the most appropriate method to value awards and will recognize compensation cost on a straight-line basis over the awards’ vesting periods. The Company will adopt the standard using the prospective method, which requires that compensation cost be recorded for all unvested stock options and non-vested stock at the beginning of the first quarter of adoption of SFAS No. 123R.

SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This will have no impact to the Company’s financials because there is no tax benefit from options.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. Effective January 1, 2006, the Company adopted SFAS No. 123R. The Company is evaluating the requirements of SFAS No. 123R and SAB No. 107 and expects that the adoption of SFAS No. 123R on January 1, 2006 will have an additional future expense amounted to approximately $1.6 million for existing options as of December 31, 2005.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement redefines restatements as the revision of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(z)	Recent accounting pronouncements (cont’d)

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of the standard to have a material effect on its financial position, results of operations or cash flows.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

3.	INVENTORIES

	As of December 31
	2004	2005
	(in thousands)
Finished goods	5,167	6,587
Work in process	3,167	14,586
Others	4	—

	8,338	21,173

Work in process was written down to net realizable values by approximately $263,000 and $262,000 as of December 31, 2004 and 2005, respectively. Finished goods were written down to net realizable values by approximately $310,000 and $468,000 as of December 31, 2004 and 2005, respectively.

4.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2004	2005
	(in thousands)
Receivable from employees	198	214
Deposits	196	—
IPO issuance cost	652	—
Other receivables	60	220
Prepayments to suppliers and other third parties	157	1,139
Refundable business tax (Note 13(b))	1,024	357
Others	4	—

	2,291	1,930

5.	INVESTMENT IN AN ASSOCIATED COMPANY

	As of December 31
	2004	2005
	(in thousands)
Cost	242	247
Share of loss of an associated company	(72)	(76)

	170	171

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

5.	INVESTMENT IN AN ASSOCIATED COMPANY (CONT’D)

As of December 31, 2005, the details of investment in associated company were as follows:

Name	Place and date of incorporation	Percentage of equity interest held	Fully paid and registered capital	Principal activities
Shenzhen Haoxing Information Technology Corporation (“HIT”)	The PRC, June 10, 2002	50.0%	483	Design and sales of consumer electronic products

6.	PROPERTY , EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2004	2005
	(in thousands)
Cost:
Equipment and office furniture	1,417	2,291
Leasehold improvements	363	897
Mask and tooling	663	1,751
Motor vehicles	584	686
Software	899	1,770

	3,926	7,395
Less: accumulated depreciation	(1,163)	(2,435)

	2,763	4,960

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2004	2005
	(in thousands)
Accrued salary and welfare expenses	2,308	2,770
Accrued professional fees	1,587	3,034
Accrued sale rebates	398	1,201
Other payables	891	1,728
Other accrued expenses	249	347

	5,433	9,080

8.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

In October 2004, the Group issued an aggregate of 15,217,150 shares of redeemable convertible preferred shares (“Preferred Shares”) in a private placement at a price of $1.5977 per share to a group of institutional and private investors (collectively, the “Preferred Shareholders”). All preferred shares were converted automatically into equal number of ordinary shares in November 2005 upon the initial public offering of the ADS of the Company.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

8.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONT’D)

Key terms of the Preferred Shares are as follows:

Conversion

Each Preferred Share may at any time be converted by the holder thereof into one Ordinary Share (subject to adjustment for anti-dilution events).

However, each Preferred Share will convert automatically into one Ordinary Share upon the conclusion of a Qualified Initial Public Offering (“IPO”), which shall be defined as an IPO on an internationally recognized securities exchange outside of the PRC and resulting in net proceeds (after underwriting discounts and commissions) to the Company of at least $30 million and which has a public offering price per Ordinary Share (prior to underwriters’ commissions and expenses) that is not less than $1.60.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Preferred Shareholders are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the Ordinary Shareholders an amount in cash equal to the greater of the following:

•	an amount per share of $1.5977 (as adjusted for share splits, share dividends, combination or other recapitalization of the Preferred Shares) plus declared and unpaid dividends; or

•	an amount the Preferred Shareholders would be entitled to receive in such liquidation if the Preferred Shares had been converted to Ordinary Shares immediately prior to such liquidation.

Redemption

In the event of a Sale Transaction or deemed liquidation, the Preferred Shareholders are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the Ordinary Shareholders an amount in cash equal to the greater of the following:

•	an amount per share of $1.5977 (as adjusted for share splits, share dividends, combination or other recapitalization of the Preferred Shares) plus declared and unpaid dividends; or

•	an amount the Preferred shareholders would be entitled to receive in such Sale Transaction if the Preferred Shares had been converted to Ordinary Shares immediately prior to such Sale Transaction.

A Sale Transaction occurs when the Company sells, conveys, exchange or otherwise transfers all or substantially all of its assets or merges into or consolidates with any other corporation or effect any other transaction or series of related transactions in which the shareholders of the Company prior to such event or transaction do not retain at least a majority of the voting power or assets of the Company.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

8.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONT’D)

Dividends

If the Company declares or pays dividends on the Ordinary Shares, the Preferred Shareholders will be entitled to participate in such dividends on an “as converted” basis.

Voting Rights

Holders of Preferred Shares vote with the Ordinary Shares and are entitled to the number of votes equal to the number of Ordinary Shares into which their Preferred Shares are then convertible.

9.	SHAREHOLDERS’ EQUITY

Ordinary Shares

Following the Reorganization (note 1) on May 17, 2004, the Company has an authorized share capital of 500,000,000 Ordinary Shares of par value at $0.0001 each, which was subsequently subdivided into 484,352,868 Ordinary Shares and 15,647,132 Preferred Shares at par value of $0.0001 each. On the same day, the Company issued 82,147,440 Ordinary Shares to the former owners of Vimicro China in exchange for their interests in Vimicro China as described in Note 1. The share capital of the Company has been retroactively restated as if the Company’s Ordinary Shares were issued from the beginning of the earliest period presented. The additional paid-in capital on Ordinary Shares represents the difference between the share capital of the Company and the capital of Vimicro China.

In October 2005, certain share option holders exercised their options totaling 14,241,437 shares, among which 2,715,000 options were not vested. These early exercised shares had the following feature:

The Company’s right to purchase

These shares were subject to the Company’s right to repurchase during the remaining vesting periods if the optionee’s employment with the Company is terminated for any reason during the vesting periods. If the Company exercises its right of repurchase, the price to be paid shall be the lower of the exercise price per share paid by the optionees to the Company pursuant to the option agreement or the fair value of the shares at the date of repurchase.

Restriction on Transfer

The optionee shall not transfer the shares acquired through early exercise of the unvested options during the vesting period.

Early exercised Ordinary Shares are excluded from basic EPS until the shares are vested and the Company’s right to repurchase these shares has lapsed. From the date of exercise to December 31, 2005, 745,000 shares out of 2,715,000 restricted Ordinary Shares became vested and treated as Ordinary Shares.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

9.	SHAREHOLDERS’ EQUITY (CONT’D)

On November 15, 2005, the Company completed its initial public offering of 8,697,063 American Depositary Shares (“ADS”), representing 34,788,252 ordinary shares, at US$10.00 per ADS (or US$2.50 per ordinary share). Of these, 6,750,000 ADSs, representing 27,000,000 ordinary shares, were sold to the public by the Company, and 1,947,063 ADSs, representing 7,788,252 ordinary shares, were sold to the public by the Company’s selling shareholders. After deducting commissions and other offering expenses, the Company received net proceeds of $59.1 million.

15,217,150 Preferred Shares were converted into an equal number of ordinary shares effective upon the completion of the Company’s initial public offering (see Note 7).

10.	SHARE-BASED COMPENSATION

Discretionary share options:

Employee options:

Concurrent with the Reorganization of the Company, the Company’s shareholders approved the grant of share options to certain employees to honor the Company’s promises to issue share options upon the formalization of the share capital and option structures of the Company.

The Company did not record any employee share-based compensation prior to 2004 because the shareholders had not approved the grant of share options and Company’s legal capital structure as well as the legal environment in which the Company operated did not allow the employees to exercise the promised options.

In March 2004, the shareholders of the Company passed a resolution to grant a total of 17,574,448 discretionary share options to employees of Vimicro China at an exercise price ranging from $0.01 to $0.60 each, and a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 6,690,898 of these discretionary share options were immediately vested to honor the previous promised provisionally issuable share options, with the remaining 10,883,550 options to be vested over a period of 1 to 5 years for future services. The fair value of the Company’s ordinary shares as of March 2004 of $1.14 per share and the intrinsic value ranging from $0.54 to $1.13 per share have been used to measure the compensation expenses. The Company recognized compensation expenses of approximately $13,353,000 for 2004 and $1,440,000 for 2005. As of December 31, 2005, deferred share-based compensation amounted to approximately $682,000, which will be amortized over the respective vesting periods after December 31, 2005.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

10.	SHARE-BASED COMPENSATION (CONT’D)

Discretionary share options (cont’d):

Non-employee options:

In March 2004, the shareholders of the Company passed a resolution to grant a total of 2,323,500 discretionary share options to non-employee consultants at an exercise price ranging from $0.01 to $0.60 each and a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 2,050,500 of these discretionary share options were immediately vested to honor the previous provisionally issued share options due to non-employee consultant for services previously rendered, with the remaining 273,000 options to be vested over a period ranging from 1 to 4 years for future services. The Company recorded consultancy fees with respect to research and development activities of approximately $704,000, $413,000 and $145,000 for the years ended December 31, 2003, 2004 and 2005 respectively.

2004 Share Option Plan:

In March 2004, the shareholders of the Company passed a resolution to adopt a 2004 Share Option Plan (the “2004 Plan”) that provides for the granting of share options to employees and non-employee consultants of the Company. The Company has reserved 12,541,080 Ordinary Shares for grant under the 2004 Plan.

Options granted under the 2004 Plan have a vesting period of 5 years. The vesting schedule is as follows:

•	20% of the share options will vest 1 year after the grant date, and subsequently,

•	10% of the share options shall vest semi-annually over the next 4 years, or 1/60 of the shares options shall vest monthly over the next 4 years.

Each granted option has a term of 10 years from the date of grant. The Board of Directors may terminate the Plan at any time at its discretion.

The 2004 Plan was terminated in November 2005, and the remaining options available for grant were transferred to the 2005 Share Incentive Plan.

Employee options:

Under the 2004 Plan, the Company granted share options to employees as summarized below:

Date of grant	Number of shares	Exercise price
2004-10-14	7,305,400	1.60
2005-01-31	178,700	1.80
2005-05-02	497,000	2.10
2005-08-12	1,045,100	3.00
2005-10-28	980,400	2.50

The Company did not recognize compensation expenses in connection with these options granted because the exercise price of these options was greater than the estimated fair value of the underlying Ordinary Shares as of each grant date.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

10.	SHARE-BASED COMPENSATION (CONT’D)

2004 Share Option Plan (cont’d):

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted share options to non-employees as summarized below:

Date of grant	Number of shares	Exercise price
2004-10-14	286,800	1.60
2005-01-31	60,000	1.80
2005-05-02	160,000	2.10
2005-10-28	158,000	2.50

The Company estimated that the fair values of the consultancy services provided approximate the estimated fair values of the share options granted to the consultants. The Company recorded consultancy fee expense with respect to research and development activities of approximately nil, $15,000 and $126,000 for the years ended December 31, 2004 and 2005 respectively.

2005 Share Incentive Plan:

In November 2005, the shareholders of the Company passed a resolution to adopt a 2005 Share Incentive Plan (the “2005 Plan”) to replace the 2004 Plan that provides for the granting of share options to employees and non-employee consultants of the Company. All 3,065,505 share options, which were not issued under the 2004 option plan were transferred to the 2005 plan. Besides, another 10,000,000 shares were authorized for future grant. Option grants thereafter shall be made under the new 2005 plan and no new options shall be granted under the 2004 plan. The Company has reserved 13,065,505 Ordinary Shares for grant under the 2005 Plan.

Options granted under the 2005 Plan have a vesting period of 5 years. The vesting schedule is as follows:

•	20% of the share options will vest 1 year after the grant date, and subsequently,

•	10% of the share options shall vest semi-annually over the next 4 years.

Each granted option has a term of 10 years from the date of grant. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

Employee options:

Under the 2005 Plan, the Company granted a total of 313,200 share options to employees at an exercise price of $2.27 each in December 2005. The Company did not recognize compensation expenses in connection with these options granted because the exercise price of these options was greater than or equal to the market value of the underlying Ordinary Shares as of the grant date.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

10.	SHARE-BASED COMPENSATION (CONT’D)

2005 Share Incentive Plan (cont’d):

Non-employee options:

No non-employee option was granted under the 2005 Plan during the year of 2005.

A summary of all share options granted (including to both employees and non-employees) is presented below:

		Options Outstanding
	Shares available for grant	Number of options outstanding	Weighted average exercise price
Balances at December 31, 2003	—	—	$—
Options authorized	32,382,480	—	—
Options granted	(27,490,148)	27,490,148	$0.60
- at above market price	(7,592,200)	7,592,200	$1.60
- at market price	—	—	—
- at below market price	(19,897,948)	19,897,948	$0.21
Options exercised	—	—
Options cancelled	94,990	(94,990)	$1.60

Balances at Dec. 31, 2004	4,987,322	27,395,158	$0.59
Options authorized	10,000,000	—	—
Options granted	(3,392,400)	3,392,400	$2.51
- at above market price	(3,079,200)	3,079,200	$2.53
- at market price	(313,200)	313,200	$2.27
- at below market price	—	—	—
Options exercised	—	(14,241,437)	$0.21
Options cancelled	1,157,383	(1,531,983)	$1.21

Balances at December 31, 2005	12,752,305	15,014,138	$1.32

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

10.	SHARE-BASED COMPENSATION (CONT’D)

2005 Share Incentive Plan (cont’d):

The following table summarizes information with respect to options outstanding as of December 31, 2005:

	Options outstanding			Options exercisable
Range of exercise price	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
0.01-0.10	687,500	8.21	$0.02	600,000	$0.02
0.12-0.20	1,775,300	8.21	$0.12	1,562,290	$0.12
0.24-0.32	825,000	8.21	$0.24	785,000	$0.24
0.42-0.48	440,800	8.21	$0.43	177,800	$0.45
0.60	1,430,000	8.21	$0.60	444,000	$0.60
1.60	6,800,388	8.79	$1.60	1,125,578	$1.60
1.80	231,250	9.08	$1.80	28,390	$1.80
2.10	653,000	9.33	$2.10	1,000	$2.10
2.27	313,200	10.00	$2.27	—	—
2.50	1,117,400	9.83	$2.50	—	—
3.00	740,300	9.63	$3.00	—	—

	15,014,138			4,724,058

The estimated fair values of each option for employee and non-employee range from $nil to $2.05 and $1.41 to $2.44, respectively, based on the estimated fair value of the underlying Ordinary Shares, the exercise prices of the options, and the effect of the following assumptions where input into the Black-Scholes option-pricing model under the following assumptions:

Employee:

Year ended December 31, 2005
Risk-free interest rates (%)	2.66–4.46
Expected life	5 years
Expected Dividend yield (%)	0
Expected volatility (%)	0 and 65	*

Non-employee:

Year ended December 31, 2005
Risk-free interest rates (%)	2.66–4.46
Expected life	5 years
Dividend yield (%)	0
Expected volatility (%)	39.66 and 65	*

*	65% volatility rate was applied to options granted close and after the initial public offering.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

11.	RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2003	2004	2005
	(in thousands)
Research and development	4,646	8,582	10,023
Less: Grants	(1,301)	(2,292)	(1,921)

Research and development, net	3,345	6,290	8,102

There is no assurance that the Company will continue to receive such grants.

12.	TAXATION

(a)	Income taxes

Income taxes of the Group are as follows:

	Years ended December 31
	2003	2004	2005
	(in thousands)
Current income tax expense	(58)	(1,654)	(3,378)
Deferred income tax (expense) benefit	(185)	1,433	2,186

Income tax expense	(243)	(221)	(1,192)

The components of (loss) income before income taxes are as follows:

	Years ended December 31
	2003	2004	2005
	(in thousands)
(Loss) income arising from China operations	(1,661)	8,018	18,709
(Loss) income arising from non-China operations	496	(14,315)	(1,123)

- U.S.	423	117	78
- Hong Kong	73	(414)	(124)
- Cayman	—	(14,018)	(1,077)

(Loss) income before taxes	(1,165)	(6,297)	17,586

Income tax expense relating to China operations	—	(128)	(983)
Income tax expense relating to non-China operations	(243)	(93)	(209)

- U.S.	(218)	(58)	(8)
- Hong Kong	(25)	(35)	(201)

	(243)	(221)	(1,192)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

12.	TAXATION (CONT’D)

(a)	Income taxes (cont’d)

The People’s Republic of China:

Prior to the Reorganization, Vimicro China was governed by the “Enterprise Income Tax Law”. Vimicro China qualifies as an advanced technology enterprise, and is subject to the applicable enterprise income tax (“EIT”) rate of 15%. In addition, Vimicro China is entitled to tax holidays for 3 years from 2000 to 2002, and a preferential tax rate of 7.5% for 3 years from 2003 to 2005.

Pursuant to the Reorganization, Vimicro China became a wholly foreign-owned enterprise in 2004, and is governed by the “Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises”. Notwithstanding the change in its legal status, Vimicro China is still entitled to the above-mentioned tax incentives applicable to advanced technology enterprises.

On 8 March 2006, Vimicro China was approved as a “Foreign Investment Advanced Technology Enterprise” by the Ministry of Commerce of the People’s Republic of China, and is entitled to a preferential tax rate at 10% for 3 years from 2006 to 2008.

Vimicro China is subject to annual reassessment by the local tax bureau regarding its status as a Foreign Investment Advanced Technology Enterprise.

The composition of income tax expense relating to China operations is as follows:

	Years ended December 31
	2003	2004	2005
	(in thousands)
Current income tax benefit (expense)	174	(1,614)	(3,032)
Deferred income tax (expense) benefit	(174)	1,486	2,049

Income tax expense	—	(128)	(983)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

12.	TAXATION (CONT’D)

(a)	Income taxes (cont’d)

The People’s Republic of China (cont’d):

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for the Company’s China operations:

	Years ended December 31
	2003	2004	2005
	(in thousands)
Statutory tax rate	(33%)	33%	33%
Effect of preferential tax treatment	20%	(24%)	(26%)
Additional R&D deduction	—	(1%)	(1%)
Non-taxable income	1%	(3%)	—
Non-deductible expenses	(5%)	1%	—
Change in tax rate	—	—	(1%)
Change in valuation allowance	17%	(4%)	—

Effective income tax rate	—	2%	5%

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax at 8.84% and federal income tax at different tax brackets, depending upon taxable income levels. Viewtel had income tax expenses of approximately $218,000, $58,000 and $8,000 based on its taxable income in 2003, 2004 and 2005, respectively.

Hong Kong

Vimicro Electronics, the Hong Kong subsidiary, is subject to an applicable Hong Kong profit tax rate of 17.5% in 2003, 2004 and 2005, respectively. Vimicro Electronics had income tax expenses of approximately $25,000, $35,000 and $201,000 based on its taxable income in 2003, 2004 and 2005, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

12.	TAXATION (CONT’D)

(b)	Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of year end are as follows:

	As of December 31
	2004	2005
	(in thousands)
Deferred tax assets
Differences in tax basis for property, equipment and software	5	1
Provision for slow-moving inventories	94	125
Royalty withholding tax	831	2,605
Operating loss carry forwards	23	121
Other accruals	—	356
Valuation allowance	(114)	—

Net deferred tax assets	839	3,208
Less: Current portion of deferred tax assets	(839)	(3,208)

Deferred tax assets, non-current	—	—

Deferred tax liabilities
Differences in tax basis for property equipment and software	53	230

Total deferred tax liabilities	53	230

PRC

Subject to the approval of the relevant tax authorities, Vimicro China had deferred assets consisting of deductible temporary differences and net operation loss carry forward totaling approximately $839,000 and $2,935,000 at December 31, 2004 and 2005, respectively.

As of December 31, 2004 and 2005, no valuation allowance was provided against the deferred tax asset as it is more likely than not that such assets will be realized.

USA

Viewtel had no material deferred tax assets and liabilities as of December 31, 2004 and 2005.

Hong Kong

Subject to the approval of the relevant tax authorities, Vimicro Electronics had deferred tax assets that consisting of net operating loss carry forwards and deductible temporary differences totaling approximately $114,000 and $272,000 in 2004 and 2005 respectively. A valuation allowance was provided to offset against the deferred tax assets at December 31, 2004 due to uncertainty surrounding their realization.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13.	OTHER TAXATION

(a)	PRC Value Added Tax (“VAT”)

According to the value-added tax policy from the relevant tax authorities, from January 1, 2002 to the end of 2010, the sales of integrated circuits (IC, including mono crystalline silicon chips) by Vimicro China is subject to an output VAT of 17%, while the purchase of products by Vimicro China is subject to an input VAT tax rate of 17%. VAT payable or receivable is the net difference between periodic output VAT and deductible input VAT. After the value-added tax is levied, Vimicro China is, subject to government approval, entitled to a refund for the portion exceeding 3% of the actual VAT collected by Vimicro China for sales to customers in China.

According to the latest IC VAT refund policy from the relevant tax authorities in September 2004, the above VAT refund benefit was no longer available beginning from April 1, 2005.

For the years ended December 31, 2003, 2004 and 2005, tax refunds amounted to approximately $81,000, $110,000 and $nil, respectively, were recorded as other income after obtaining the required approval from the relevant tax authorities.

(b)	PRC Business Tax (“BT”)

According to the business tax policy from the relevant tax authorities, all service income is subject to BT at 5%. Vimicro China qualifies as an advanced technology enterprise and is entitled to a 100% refund of BT arising from service income derived from technology transfers if these technology transfer agreements are registered with the relevant government agencies.

(c)	Hong Kong Withholding Tax

Under the current laws of Hong Kong, an entity established outside of Hong Kong is subject to a 5.25% tax on royalty income received from an entity established in Hong Kong, regardless of whether the two entities are under common control by the same holding company. Vimicro Electronics collected 93% and 94% of net sales of the Company from their customers in 2004 and 2005, respectively. Vimicro Electronics makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Accordingly, Vimicro China is subject to a 5.25% withholding tax on royalties it receives from Vimicro Electronics, which Vimicro Electronics withholds and pays over to the tax authorities in Hong Kong on behalf of Vimicro China. The amount of royalty tax paid on behalf of Vimicro China is a tax credit for Vimicro China which may be used to offset the foreign income from the same source.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

14.	SEGMENT REPORTING

The Group operates in a single business segment. The following table summarizes information regarding the distribution of revenue and long-lived assets by geographic region:

	Years Ended December 31,
	2003	2004	2005
	(in thousands)
Revenue distribution
Mainland China	4,298	3,745	5,567
Hong Kong	12,273	46,513	89,710
U.S.A	33	—	—

	16,604	50,258	95,277

	As of December 31,
	2004	2005
	(in thousands)
Long-lived Assets
Mainland China	2,275	4,233
Hong Kong	566	1,154
U.S.A	92	71

	2,933	5,458

The following table summarizes the Group’s revenues for each product class for the years ended December 31, 2003, 2004 and 2005 respectively:

	Years Ended December 31,
	2003	2004	2005
	(in thousands)
PC camera multimedia products	7,315	28,338	36,345
Image sensors	3,451	18,351	35,430
Mobile phone multimedia processors	1,582	1,913	20,774
Other products	4,256	1,656	2,728

	16,604	50,258	95,277

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15.	COMMITMENTS

(a)	Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates through 2007 relating to office facilities and corporate apartments. Future minimum lease payments for non-cancelable operating leases as of December 31, 2005 are as follows:

(in thousands)
Payable in:
2006	1,092
2007	12

1,104

Total rental expense amounted to approximately $362,000, $844,000 and $881,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

(b)	Purchase commitments

As of December 31, 2005, the Group had commitments to purchase products from suppliers and fixed assets that had not been recognized in the financial statements amounting to approximately $12,654,000 and $546,000, respectively.

16	SUBSEQUENT EVENTS (UNAUDITED)

In April 2006, the Company’s auditors received two anonymous letters purportedly written by certain shareholders. The letters included allegations relating to option grants to the Company’s founders and activities at the Company’s U.S. subsidiary five and six years ago. In response to the letters, the Company’s board of directors asked the audit committee, consisting of independent, non-management directors, to conduct a review of the issues raised by the letters. After a two and one half month review, assisted by its special outside legal counsel WilmerHale, the audit committee did not find evidence to substantiate the allegations in the anonymous letters, other than with respect to a single transaction recorded by the U.S. subsidiary in 2001, which was reversed in 2002. The audit committee concluded that the impact of that transaction on the Company’s prior financial statements was not material. The audit committee shared the substance of its review with the auditors. Given the extensive review performed by the audit committee, the Company incurred approximately $2.3 million in professional fees in connection with the review.

In May 2006, the Company began to sell two mobile ringtone products at selling prices lower than their manufacturing costs. The Company also encountered certain cancellations of customer purchase orders and order delays from its customers on certain other mobile phone products that caused slower sales for these products. Based on current assessments, the Company will record an approximately $1.3 million inventory reserve for the products sold below cost and products that were still included in the inventory and were slow moving due to changes in customer demand in the second quarter of 2006.

The Company also incurred approximately $500,000 professional expenses related to a proposed secondary offering event. The proposed offering event has been postponed indefinitely. Therefore, the entire amount will be charged to expenses in the second quarter ended June 30, 2006.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16.	SUBSEQUENT EVENTS (UNAUDITED) (CONT’D)

During the first half year of 2006, the Company has granted 2,867,200 options to purchase ordinary share to certain employees and 221,500 options to non-employees at exercise price from $2.79 to $4.55 per share. The Company also granted 601,000 restricted shares to certain employees.

In July 2006, Dr. Tom Hui Zhang resigned from his Vice President – Business Development position effective July 31, 2006. Dr. Zhang will be serving as the Company’s advisor and consultant in the future. The Company’s Board of Directors has approved the following stock awards to Dr. Zhang for his future services to the Company: 200,000 restricted shares and options to purchase 800,000 ordinary shares of the Company at an exercise price of $1.60 per share. The restricted shares and stock options granted will vest 1/36 per month over 3 years starting from August 1, 2006. The unvested restricted shares are subject to the Company’s repurchase upon occurrence of certain events, including termination of service.