Form 20-F
period 2006-12-31
Vimicro International CORP
filed 2007-07-16
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing four ordinary share, par value US$0.0001 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2006, 139,782,585 ordinary shares were outstanding.

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

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17     ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b(2) of the Exchange Act).

☐  Yes    ☒  No

INTRODUCTION

Unless otherwise indicated, “we,” “us,” “our company,” “our,” and “Vimicro” refer to Vimicro International Corporation, its predecessor entities and subsidiaries. Unless otherwise indicated, references in this annual report on Form 20-F to “Vimicro China” are to Vimicro Corporation, our wholly-owned subsidiary in China, references to “Vimicro Technology” are to Vimicro Technology Corporation, our wholly-owned subsidiary in Shenzhen, China and references to “Vimicro Hong Kong” are to Vimicro Electronics International Limited, Vimicro China’s wholly-owned subsidiary in Hong Kong. In addition, references in this annual report on Form 20-F to,

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006.

We and certain shareholders of our company completed the initial public offering of 8,697,063 ADSs, each representing four of our ordinary shares on November 18, 2005. On November 15, 2005, we listed our ADSs on the Nasdaq Global Market under the symbol “VIMC.”

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

The following selected consolidated statements of operations data for the three years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and our consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

	As of or for the Year Ended December 31,
	2002		2003		2004		2005		2006
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	US$	3,904	US$	16,604	US$	50,258	US$	95,277	US$	126,564
Cost of revenue		(3,106)		(11,011)		(32,404)		(58,943)		(86,183)
Gross profit		798		5,593		17,854		36,334		40,381
Operating expenses		(6,388)		(6,844)		(24,366)		(19,296)		(33,548)
—Research and development, net		(3,030)		(3,345)		(6,290)		(8,102)		(17,320)
—Sales and marketing		(1,181)		(1,953)		(7,118)		(5,118)		(5,365)
—General and administrative		(2,177)		(1,546)		(10,883)		(6,076)		(10,863)
Income (Loss) from operations		(5,590)		(1,251)		(6,512)		17,038		6,833

Net income (loss)		(5,385)		14		(5,612)		16,390		9,672

Earnings (loss) per ordinary share
—Basic		(0.07)		0.00		(0.07)		0.16		0.07
—Diluted		(0.07)		0.00		(0.07)		0.13		0.07
Earnings (loss) per ADS
—Basic		(0.26)		0.00		(0.27)		0.63		0.28
—Diluted		(0.26)		0.00		(0.27)		0.54		0.26
Weighted average number of shares used in earnings (loss) per share calculations
—Basic		82,147		82,147		82,147		89,639		137,593
—Diluted		82,147		82,147		82,147		105,412		146,962
Consolidated Balance Sheet Data
Cash	US$	2,392	US$	6,107	US$	34,592	US$	100,610	US$	114,834
Total assets		8,703		14,751		50,617		137,383		148,350
Total liabilities		4,356		9,327		12,311		18,218		13,493
Preferred shares		—		—		23,923		—		—
Total shareholders’ equity		4,347		4,359		14,383		119,165		134,857

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We have experienced significant growth in net revenue and gross profit since 2002. Our net revenue increased substantially from US$50.3 million in 2004 to US$95.3 million in 2005 and US$126.6 million in 2006. Our gross profit increased from US$17.9 million in 2004 to US$36.3 million in 2005 and US$40.4 million in 2006. Our growth reflected a substantial increase in our shipments of PC camera multimedia products, and to a lesser extent, our shipments of mobile phone multimedia products in 2005 and 2006. We do not expect to achieve similar rates of growth in net revenue in future periods as we move from the start-up phase of our business. In addition, we do not expect to sustain our recent rates of growth in gross profit as we enter into the competitive mobile phone multimedia processor market.

Although we generated net income of US$16.4 million in 2005 and US$9.7 million in 2006, we had incurred a net loss of US$5.6 million in 2004. We may incur net losses in the future. We expect to increase our operating expenses in anticipation of expected growth. As a result, any decrease or delay in generating additional sales volume and revenue could materially and adversely affect our results of operations and could result in substantial losses. Our net loss in 2004 included non-cash share-based employee compensation expenses of US$13.4 million. We expect to continue to grant options to employees and consultants in the future and will therefore continue to incur share-based compensation expenses as a result of share-based awards.

We are substantially dependent on sales of our PC camera multimedia processors. A reduction in the volume of PC camera multimedia processors that we sell or the average prices of which we sell them would cause our overall revenue to decline and could materially harm our business.

We have derived a substantial portion of our revenue to date from sales of our PC camera multimedia processors and the third-party sensors we bundled with them. In 2004, 2005 and 2006, we generated approximately 92.9%, 75.3% and 69.5%, respectively, of our net revenue from sales of PC camera multimedia processors and the third-party sensors we bundled with them. Although we began volume shipments of our mobile phone multimedia processors in 2003 and shipments of our mobile phone multimedia processors have substantially increased in 2005 and 2006, we expect that sales of our PC camera multimedia processors will continue to comprise a significant portion of our revenue in the future. Accordingly, any decrease in the demand for our PC camera multimedia processors resulting from the success of competing products, slower than expected growth of the PC camera market or other adverse developments relating to PC cameras may materially and adversely affect our business. In addition, sales of our mobile phone multimedia processors may not increase to a level that would enable us to materially reduce the dependence of our overall financial results on sales of our PC camera multimedia processors.

We may not succeed in developing and selling our mobile phone multimedia processors.

We plan to invest significant resources in the development and sale of mobile phone multimedia processors and our ability to achieve significant growth in revenue and gross profit in the near future will depend on our successful development and sales of these products. We only began volume shipments of our mobile phone multimedia processors in 2003, and we do not have significant operating experience in this market. We face significant challenges in the mobile phone multimedia processor business that differs from those we have faced in the PC camera multimedia processor business, including the following:

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

To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions enabling greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC camera multimedia processors. In 2004, 2005 and 2006, we bundled 42%, 61% and 57%, respectively, of our PC camera multimedia processors with third-party sensors. In the same periods, we generated 37%, 37% and 32%, respectively, of our net revenue from the sales of these third-party sensors. At present, there is a limited supply of image sensors for PC camera applications as most of the sensor manufacturers focus on the larger market for mobile phone image sensors. If we are unable to secure an adequate supplies of image sensors, our revenue growth may be adversely affected. In addition, to the extent suppliers of sensors develop PC camera multimedia processors on their own and bundle their processors with sensors, we will face competition from these suppliers and our sales of PC camera multimedia processors could be materially and adversely affected.

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

The lead time required by the foundries that we use to fabricate wafers and manufacture our multimedia processors is often longer than the lead time our customers provide to us for delivery of our products to them. These foundries require us to provide forecasts of our anticipated manufacturing needs and place binding manufacturing orders before we receive purchase orders from our customers. This may result in product shortages or excess product inventory because we cannot easily adjust our forecasts and commitments. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in a short time frame, which could prevent us from fulfilling orders. In line with industry-wide increases in foundry lead times, the lead times the foundries require to manufacture our new multimedia processors have recently grown longer, which has led to an increase in our inventory levels. These lead times may increase further, which may in turn cause us to increase our inventory levels. In addition, like most semiconductor products, our multimedia processors are often susceptible to rapidly declining average selling prices and rapid obsolescence. Excess inventory levels, whether due to our incorrect forecasts, lengthening foundry lead times or other reasons, could result in higher levels of obsolete inventory, unprofitable sales or write-offs of excess or obsolete inventory. Consequently, if we fail to accurately forecast demand for our products, or if longer foundry lead times result in excess inventory levels that result in unprofitable sales or write-offs of inventory, our operating results could fluctuate and the price of our ADSs could decline.

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

We do not manufacture our own products. Taiwan Semiconductor Manufacturing Company, or TSMC, in Taiwan, historically manufactured substantially all of our multimedia processors. To diversify our wafer suppliers and reduce our significant dependence on a single foundry, we began to use Fujitsu Microelectronics Asia Pte Ltd, or Fujitsu, and Semiconductor Manufacturing International Corporation, or SMIC, to manufacture some of our products in 2004. In 2004, 2005 and 2006, third party foundries other than TSMC manufactured 25%, 41% and 43%, respectively, of our multimedia processors. Due to our dependence on third-party foundries, we face several significant risks, including:

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

We have been dependent on a small number of customers for a significant portion of our revenue. Our top ten customers collectively accounted for approximately 89%, 76% and 76% of our revenue in 2004, 2005 and 2006, respectively. Sales to our largest customers have varied significantly from period to period. Shenzhen Akkord Electronics Co., Ltd., or Akkord, a China-based original design manufacturer, or ODM, accounted for over 10% of our net revenue in 2004, 2005; Shenzhen Hongtaili Technology Co., Ltd., or Hongtaili, one of our major China-based distributors, accounted for over 10% of our net revenue in 2004, 2005 and 2006; Nanxiang International Limited, or Nanxiang, also one of our major China-based distributors, accounted for over 10% of our net revenue in 2006. We expect that a significant portion of our sales will continue to be generated by a small number of China-based customers. Our largest customers may change from year to year as we continue to expand into the mobile phone multimedia processor market. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of our major customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our operating results could be adversely affected.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras and mobile phones, into which our products are incorporated. Sales to distributors accounted for 41%, 47% and 70% of our net revenue in 2004, 2005 and 2006, respectively. As of December 31, 2006, there were five distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results from operations. If our major distributors defer orders or fail to place additional orders with us, our revenue could decline and our operating results could be materially adversely affected.

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

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2006, we owned 196 patents in China and had 566 pending patent applications in China, 30 pending patent applications in the United States, three pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

Dr. Zhonghan Deng, our Chairman and Chief Executive Officer, and Dr. Xiaodong Yang, one of our directors and our Chief Technology Officer, were among the co-founders of Vimicro China in 1999. Mr. Deng and Mr. Yang were also co-founders in 1998 of Pixim, Inc., a designer of digital imaging systems for high performance, advanced featured digital camera products based in Silicon Valley, where Mr. Deng was initially Chairman and President and Mr. Yang was initially a director and Vice President in charge of technology development. Mr. Deng left Pixim in May 2001 and became our Chairman, Chief Executive Officer and President at the beginning of 2002. Mr. Yang left Pixim in February 2004 and became our Chief Technology Officer in March 2004. Mr. Yang had also served on our board of directors in 2001 and 2002.

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

Our management has conducted an evaluation of our internal control over financial reporting, and has identified material weaknesses. A description of the material weaknesses is included in “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” While we have taken and continue to take actions to remedy the material weaknesses in our internal control over financial reporting, we cannot be certain that any remedial measures we have taken or plan to take will be effective or result in the design, implementation and maintenance of adequate controls over our financial processes and reporting in the future. Moreover, even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm may still conclude that our internal control is not effective due to any inability to fully remedy the material weaknesses already identified or additional material weaknesses that may be identified during the audit process or other reasons.

We cannot assure you that we will remedy the material weaknesses, or that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The PRC government has provided various tax incentives to domestic companies in the semiconductor industry, including Vimicro China, in order to encourage development of the industry. Vimicro China has benefited from tax incentives provided by the PRC tax authorities in the form of preferential tax treatment, reduced tax rates and tax credit, and has also received government research grants and other incentive measures. However, the PRC tax authorities could reduce or eliminate any or all of these tax incentives at any time in the future. For example, on March 16th, 2007, the National People’s Congress adopted the New Income Tax Law, which will become effective as of January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises. However, there will be a five-year transition period for foreign-invested enterprises. Since Vimicro currently enjoys the three-year preferential treatment of 10% income tax rate as a “Advanced Technology Enterprise with Foreign Investment” from 2006 to 2008, Vimicro China will still be subject to the 10% income tax rate in 2008 in accordance with the New Income Tax Law. Under the New Income Tax Law, certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate. However, as the detailed implementation regulation of the New Income Tax Law has not yet been issued, it is unclear whether Vimicro China can qualify as a “high and new technology company” after the New Income Tax Law becomes effective.

In addition, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that we should be deemed a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25%. The exemption to the 20% withholding tax on dividends distributed by foreign-invested enterprises to their foreign investors under the current tax laws may also no longer be available under the new tax law. Since the New Income Tax Law has only been adopted recently, there is uncertainly as to how it should be interpreted or implemented. Any discontinuation of tax preferential tax treatment, any increase of the enterprise income tax rate applicable to Vimicro China, the imposition of PRC income tax on our global income or the imposition of withholding tax on dividends distributed from Vimicro China to us could have a material adverse effect on our financial condition and results of operations.

Furthermore, before April 1, 2005, we were entitled to an immediate rebate for the portion of the value-added tax, or VAT, exceeding 3% of the selling price charged by Vimicro China to our customers in China. Since April 1, 2005, China revoked such VAT rebate. For the year ended December 31, 2004, approximately $110,000 of tax refund was recorded as “other income” after we obtained the required approval from the relevant tax authorities. Such benefit was no longer available in 2005 and 2006. Although the adverse effect of this policy change on our operating results is insignificant because most of our sales were conducted through Vimicro Hong Kong, any further reduction or elimination of any or all of the tax incentives or grants from the government currently provided to Vimicro China could have a material adverse effect on our results of operations.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3% appreciation of the RMB against the U.S. dollar by the end of 2006. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. In additions, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. A portion of our net revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

SAFE issued a public notice known as “Circular 75” in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing, referred to in Circular 75 as a “special purpose offshore company.” Circular 75 become effective on November 1, 2005. Under Circular 75, if an acquisition of a PRC company by a special purpose offshore company controlled by PRC residents occurred before November 1, 2005, such PRC residents were retroactively required to submit a registration form to the local SAFE branch to register their ownership interests in the special-purpose offshore company before March 31, 2006.

We have notified beneficial owners of our company who are PRC residents to register with the local SAFE branch as required under Circular 75. We understand that members of our senior management who are PRC residents have registered with the local SAFE branch. The failure or inability of other beneficial owners of our company resident in the PRC to comply with the registration procedures set forth therein could subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to our company or otherwise adversely affect our business.

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

As of December 31, 2006, our principal shareholders and their affiliated entities beneficially owned approximately 39.2% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. In addition, these persons could divert business opportunities from us to themselves or others.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of the ADSs and our ordinary shares and the composition of our income and assets, we believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In November 2006, Vimicro Technology, our wholly-owned subsidiary in China was incorporated as a limited liability company with an approved operating period of twenty years. The main business activity of Vimicro Technology is to facilitate domestic sales and perform research and development work.

In November 2005, we completed the initial public offering of our ADSs, each of which represents four ordinary shares, and listed our ADSs on the Nasdaq Global Market.

Our principal executive offices are located at 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China. Our telephone number at this address is (8610) 6894-8888 and our fax number is (8610) 8233-5762.

Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is (1-345) 949-8066. In addition, we have regional offices in Shanghai, Shenzhen, Nanjing, Hong Kong, Taiwan and Mountain View, California.

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

We are a leading supplier of PC and embedded notebook camera multimedia processors in terms of the number of peripheral PC and embedded notebook cameras shipped worldwide in 2006. Our multimedia processors are incorporated into the products of the largest PC and embedded notebook camera vendors, such as Logitech, as well as well-known notebook computer vendors, such as Lenovo. We seek to establish a leading position in the mobile phone multimedia processor market by leveraging our core multimedia technology capabilities. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Samsung, LG, Bird, Lenovo Mobile, Pantech, UTStarcom, ZTE and Huawei as well as leading mobile phone design houses based in China, including China Techfaith Wireless Communication Technology Limited, or China Techfaith, CEC Wireless R&D Ltd., or CECW, and Yuhua Teltech (Shanghai) Co., Ltd., or Yuhua. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products, such as digital home entertainment systems.

Founded in 1999, we began volume shipments of our mixed-signal PC and embedded notebook camera multimedia processors and mobile phone multimedia processors in September 2001 and January 2003, respectively. We have grown significantly since we introduced our first mixed-signal multimedia products in September 2001. Our net revenue increased from US$50.3 million in 2004 to US$95.3 million in 2005 and US$126.6 million in 2006. Our net income amounted to US$16.4 million in 2005 and US$9.7 million in 2006. We had a net loss of US$5.6 million in 2004 due to the share-based compensation expenses recorded in 2004.

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

•

Leading Design Capabilities in Audio, Imaging, Video and Communications Algorithms and Related Technologies. Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as WMA, AAC Plus, MIDI, MP3, MPEG4, H.264 and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding, decoding, synthesis, compression, storage, playback, transmission and receiving (demodulation). Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, and video and audio signal reconstruction.

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

In the first half of 2007, we launched the following new PC and embedded notebook camera multimedia processors and have begun volume shipment of these products.

Product	Features	Month Introduced(1)
VC0336	Controller chip for USB 1.1/2.0 PC Cameras with high resolution up to 5mega pixel; supports 2 Channel Audio ADC or 2 channel Digital Microphones for high quality audio recording; supports UVC, UAC and one Parallel and one SMIA sensor interface; supports Microsoft Microphone Array (dual Mic); supports Video & Audio Synchronization, special HW Compression for 2mega ~ 5mega high speed capture	April 2007

VC0301V	Controller chip for USB 1.1/2.0 PC Cameras with high resolution up to 2mega pixel; supports UVC.	March 2007

VC0332	Controller chip for USB 1.1/2.0 PC Cameras with high resolution up to 2mega pixel; supports mono Audio ADC for high quality audio recording; supports UVC and UAC.	February 2007

VC0331	Controller chip for USB 1.1/2.0 PC Cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package best fit to embedded camera applications	February 2007

(1)	“Month introduced” means the month during which we began shipments of the product.

The following table sets forth the major PC and embedded notebook camera multimedia processors which we have developed and shipped in volume from 2004 to 2006.

Product	Features	Month Introduced(1)
ZS0211	Cost effective single-chip solution with an integrated USB controller and transceiver. Eliminates the need for external DRAM and reduces PC and embedded notebook camera bill of materials costs.	September 2006

VC0326	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras, supports a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates noise cancellation features, a USB 2.0 controller and transceiver, a JPEG codec, two channel audio ADC, and an AC97 Interface; supports human face tracking applications.	March 2006

VC0325	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver, a JPEG codec, and an AC97 interface; supports human face tracking applications.	March 2006

VC0323	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver.	January 2006

VC0301PLH	High-speed single-chip processor supporting a frame rate of up to 30 frames per second at VGA resolution, with an integrated USB controller and transceiver.	February 2005

VC0321	Single-chip processor targeted at the high-speed PC and embedded notebook camera market, supporting a 1.3 mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver.	November 2004

VC0301PL	Value-oriented single-chip solution with an integrated USB controller and transceiver. Eliminates the need for external DRAM and reduces PC and embedded notebook camera bill of materials costs.	August 2004

VC0305	Value-oriented single-chip solution for the PC and embedded notebook camera applications, with an integrated USB controller and transceiver; supports all major image processing functions and reduces system cost by eliminating the need for external DRAM.	August 2004

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2004, 2005 and 2006, we shipped 15.9 million, 22.5 million and 35.5 million units, respectively, of PC and embedded notebook camera multimedia processors. Our PC and embedded notebook camera multimedia processors have been incorporated into PC and embedded notebook cameras sold by leading PC and embedded notebook camera vendors, including Logitech, Sony and other top major global brands.

Mobile Phone Multimedia Processors

Our mobile phone multimedia processors are specifically designed to address the need for quality, low-power and cost-effective solutions for embedded cameras and video and audio functions in mobile phones. All of our mobile phone multimedia processors are sold under our own brand name.

In the first half of 2007, we launched the following new mobile phone multimedia processors and have begun volume shipment of these products.

Product	Features	Month Introduced(1)
VC0978	Mixed-signal single-chip mobile audio processor with 0.18µm technology; embedded with hardwired MP3 decoder, 64-channel MIDI synthesizer, 10-band equalizer, stereo audio DAC, stereo headphone amplifier, mono speaker amplifier, 8-bit MCU, FAT 12/16/32 file system, Nandflash controller, and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G music phones.	March 2007

VC0548	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 1.3 mega pixel camera processor, LCD controller, scaler, power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007

VC0528	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 0.3 mega pixel camera processor, LCD controller, scaler, and power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007
(1) “Month introduced” means the month during which we began shipments of the product.

The following table sets forth major mobile phone multimedia processors which we have developed and shipped in volume from 2004 to 2006.

Product	Features	Month Introduced(1)
Vinno II	Single-chip mobile multimedia processor with 0.13µm technology; supports a FAT 12/16/32 file system; powered by an embedded microprocessor core with low-power consumption; integrates a MPEG4 codec, a H.264 Codec, a 2 mega pixel camera processor, an AMR codec, an MP3 decoder, an AAC/AAC+ decoder, a WMA decoder, a MIDI synthesizer and a game engine; provides a complete solution for the feature-rich 2.5G handset market; also supports video conferencing for 3G phones.	March 2006

Vinno I	Mixed-signal single-chip mobile multimedia processor with 0.18µm technology; embedded with 1.3 mega pixel camera processor; integrates a JPEG codec, an ISP (Image Signal Processor), a LCD controller, an MP3 decoder, a 64-channel MIDI synthesizer, a 3D-sound processor, a 10-band equalizer, a stereo audio speaker/headphone amplifier, a stereo voice ADC, an 8-bit MCU, a FAT 12/16 file system, a flash controller, and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G phones.	March 2006

Product	Features	Month Introduced(1)
VC0968	High-speed integrated mixed-signal mobile audio processor with 0.18µm technology; integrates a FAT 16/32 file system storage, an MP3 decoder, a 64-polyphony MIDI synthesizer, an IMA-ADPCM decoder and a 2-channel ADCs, DACs and power amplifiers; also integrates a SD/MMC/T-flash and NAND flash interfaces; provides mobile audio center functionalities; supports transfer of audio data from PC or other devices via USB 2.0 and SD/MMC card memory interface; enables high-fidelity music and 3D virtual sound effects; supports recording and playback of phone conversations, answering machine messages, and MMS/Voice mail with musical background features; enables digital rights management, or DRM, protection of music content through an integrated advanced encryption standard decryption engine.	December 2005

VC0927	Mobile audio processor with 0.18µm technology; integrates 64-polyphony wavetable MIDI synthesizer; supports playback of MIDI ringtones in various formats, including SMF, SP-MIDI, VMD, and i-Melody, as well as playback of real-time audio streams in ADPCM format; offers several additional features, such as user-defined musical instruments, user-defined sound effects, rhythm vibration, pulsating RGB color LED, and caller ID; supports hands-free operations, media playback on stereo headphones and karaoke functions.	September 2005

VC0917	Mobile audio processor with 0.18µm technology; integrates 40-polyphony wavetable MIDI synthesizer; supports playback of MIDI ringtones in various formats, including SMF, SP-MIDI, VMD, and i-Melody, as well as playback of real-time audio streams in ADPCM format; offers several unique features, such as user-defined sound effect, rhythm vibration, pulsating RGB color LED and caller ID; supports hands-free operations, media playback over stereo headphones and karaoke functions.	September 2005

VC0937	Mobile audio processor supporting a range of audio applications including MP3 playback, Hi-Fi ringtone, polyphonic ringtone, game background music and streaming audio playback.	May 2005

VC0568	1.3 mega-pixel camera controller chip enabling real-time capture and display of video and still images; supports 16x digital zoom, with pan functions, overlay and alpha-blending functions between camera’s video stream and host CPU’s graphics; includes 384KB of embedded SRAM and an integrated graphics engine delivering graphics acceleration.	April 2005

VC0938	Low-power single-chip mobile audio processor supporting a range of applications such as MP3 playback, Hi-Fi ringtone, polyphonic ringtone, game background music and streaming audio playback.	February 2005

VC0558(2)	Single-chip video processor enabling images and video clips communication between a mobile phone and display; directly connects to CMOS/CCD image sensors and LCD display modules; supports 8x digital zoom and includes 2D graphics acceleration, image rotation and special image effects.	July 2004

VC0918	Single-chip audio processor providing high-fidelity music ringtones and game sounds for mobile phones; supports karaoke functions and 3-D sound effects; integrates a 40-polyphony wave-table MIDI synthesizer.	May 2004

VC0928	Enhanced version of the VC0918 with 64-polyphony wave-table MIDI synthesizer and support for various MIDI file formats as well as user-defined musical instruments.	April 2004

(1)	“Month introduced” means the month during which we began shipments of the product.
(2)	The VC0558 was jointly developed with Fujitsu. We have agreed to share the gross profit on sales of the VC0558 with Fujitsu.

In 2005 and 2006, we shipped approximately 10.7 million and 18.6 million units, respectively, of mobile phone multimedia processors. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Samsung, LG, Bird, Lenovo Mobile, Pantech, UTStarcom, ZTE and Huawei, as well as leading mobile phone design houses based in China, including China Techfaith, CECW and Yuhua.

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

In June 2006, we introduced the VC0702, a home TV camera controller chip that can be used for both NTSC and PAL system display devices. VC0702 has been applied to home surveillance system, automobile rear-view system and video door phone system, etc.

The following table sets forth the features of our VC0701 and VC0702 multimedia processor.

Product	Features	Month Introduced(1)
VC0702	High performance video camera processor designed for applications that require small package, low voltage, and low power consumption; supports various video outputs, such as interlaced/progressive PAL/NTSC composite video output, RGB/YCbCr component video output, and S-Video output.	June 2006

VC0701	Integrates image processor supporting PC camera compatibility with tradition television input/output formats, such as PAL/NTSC; provides a high-quality video camera system using traditional TV, progressive TV and VGA monitors for a highly cost-effective, convenient home TV camera system solution.	December 2004

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2006, we shipped approximately 530,000 units of home TV camera multimedia processors.

Other Products

In order to meet the demand by many of our China-based PC and embedded notebook camera multimedia processor customers for more comprehensive solutions, we frequently order image sensors based on our specifications from third-party sensor manufacturers and bundle them together with our mixed-signal PC and embedded notebook camera multimedia processors. Historically, we developed and sold proprietary VXP solutions to affiliates of China Telecom and China Netcom to help them promote broadband services to end users. We are also developing and selling mixed-signal power management chips as part of our mobile system solutions. In 2006, we shipped 159.7 million units of our power management chips.

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

Multimedia SoC Design and Video, Imaging, Audio, Graphic, and Communications Technologies

Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage, playback, transmission, and receiving (demodulation).

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

Embedded DSP and Multimedia Signal Processing Algorithms

To support the development of highly integrated multimedia SoC’s incorporating multiple multimedia capabilities, we have developed adaptable processor architecture. The processor can be modified by software commands to reconfigure in a manner optimal for the processing of different types of tasks such as audio, video, imaging and graphics processing. We believe that this architecture allows our products to achieve processing speed, signal quality and power consumption performance comparable to that obtained from competing fixed function hardware that is suitable for a single application such as video processing. Since our processors are designed solely for multimedia applications, rather than a broad spectrum of computing tasks, our processors avoid the need for the complex and power inefficient control and processing software used by general purpose CPUs and baseband processors, and can therefore offer significantly better processing speed, signal quality and power consumption performance than those general-purpose processors.

Design Methodology

Multimedia SoC design usually requires integration of each of the aforementioned technological capabilities into a single chip on a rapid product design cycle. We use a number of industry leading standard and proprietary CAD and design methodologies to accomplish this. Our design methodologies in algorithms, software and hardware co-design enables integration of multimedia signal processing algorithms with mixed-signal design to ensure that our algorithms are optimized for efficient silicon implementation and high yield manufacturing. To meet stringent time-to-market requirements and rapid product cycles of multimedia semiconductor design, we have developed a methodology based on software simulation, hardware simulation, single and multi-FPGA emulation, software-hardware co- simulation, processor based software-hardware co-emulation, and digital and analog co-simulation. In addition, we have developed proprietary multimedia mixed-signal development platforms for system-level integration at the customer site.

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

The following is a list of our representative customers in the PC and embedded notebook camera and mobile phone multimedia processor markets during 2006.

Market	Customers
PC and embedded notebook camera multimedia processors	Akkord HanVision Electronics Co., Ltd. Hongtaili Suzhou Logitech Electronics Co., Ltd. Serome Electronics Inc. WooSung Semiconductor Co., Ltd.

Market	Customers
Mobile phone multimedia processors

Samsung Electronics

LG

NingBo Bird Co., Ltd.

China Techfaith

Lenovo Mobile Communication Technology Ltd.

Pantech Communication, Inc.

UTStarcom Inc.

ZTE Corporation

Huawei Technologies Co., Ltd.

JRD Communication Inc

Longcheer Holdings Limited

Ginwave Technologies

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2006, our top five and top ten customers collectively accounted for approximately 58% and 76%, respectively, of our net revenue for the year. Hongtaili and Nanxiang, our major China-based distributors, contributed 28% and 11%, respectively, of our net revenue in 2006. As we expand our mobile phone multimedia processor business, our overall customer composition as well as the identity and concentration of our top customers are expected to change from period to period.

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

We sell our products through both direct sales force and distributors. Our direct sales staff is located in Beijing, Shanghai, Shenzhen and Taipei, covering major regional markets in mainland China, Taiwan and Korea. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized distributors and representatives also play important roles in our sales, in particular the Taiwan, South Korea and Japan markets, where many of our principal customers are located. We intend to open new sales offices in South Korea. We intend to expand our sales and marketing network to develop new customers in Asia. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales.

The following table summarizes information regarding the regions where we derived revenues from our direct customers for the periods indicated:

	Years ended December 31,
	(in thousands)
	2004		2005		2006
Revenue distribution:
Mainland China	US$	3,745	US$	5,567	US$	5,528
Hong Kong		46,513		89,710		121,036
Total net revenue	US$	50,258	US$	95,277	US$	126,564

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

Manufacturing

We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. By utilizing third-party foundries to produce silicon wafers for our multimedia processors, we are able to focus more of our resources on product design and eliminate the high cost of building and operating advanced semiconductor fabrication facilities. The bulk of our multimedia processors are manufactured with 0.18 micron and 0.09 micron CMOS process technologies. We are developing new products that will be manufactured using even more advanced 90 nanometer CMOS process technology.

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

Quality Assurance

We focus on product quality through all stages of the design and manufacturing process. Our designs are subject to extensive circuit simulation before being committed to test manufacture. In an effort to reduce production cost, we commit a new product to volume production only after sample wafers are fabricated and sample processors are manufactured, packaged and tested. We qualify each of the foundries and assembly and testing companies we use through a series of industry standard product stress tests, as well as an audit and an analysis of their quality assurance system and, in the case of foundries, their manufacturing capability. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from these foundries and assembly and testing companies. We closely monitor foundry production for consistent quality and reliability. We have been certified with ISO 9001 for quality system.

Intellectual Property

We design substantially all of our multimedia processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangement to protect our intellectual property. As of December 31, 2006, we owned 196 patents in China and had 566 pending patent applications in China, 30 pending patent applications in the United States, three pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our multimedia processors. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights.

As of December 31, 2006, we registered 62 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

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

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

On June 24, 2000, the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning integrated circuit design enterprises, or ICDEs. On the basis of the IC Polices, on October 10, 2002, the Ministry of Finance and the State Administration of Taxation, or the SAT, jointly issued the Notice on Relevant Taxation Policy Issues Concerning the Further Development of the Software and the Integrated Circuit Industries, or the IC Notice, which further specifies the tax treatment afforded to ICDEs. On October 21, 2005, the National Development and Reform Commission, the Ministry of Information Industry, SAT and the General Administration of Customs jointly promulgated the Measures for the Determination of the Integrated Circuit Enterprises Encouraged by the State (for trial implementation), or the Measures. Under the Measures, an integrated circuit enterprise is defined as an entity with independent legal person status established within China and engaged in the manufacturing, assembly, and testing of integrated circuit chips or manufacturing of six-inch or over six-inch monocrystalline silicon material. The definition excludes integrated circuit design enterprises. To apply for the preferential policies, an integrated circuit enterprise must have complied with relevant tax regulations and must meet certain other qualifications.

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

Encouragement of Foreign Investment in ICDEs

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on November 30, 2004, semiconductor design is among the industries in which foreign investment is encouraged by the Chinese government.

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

Promulgation of PRC New Income Tax Law. On March 16th, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective as of January 1st, 2008. The New Income Tax Law will replace the exiting separate income tax laws for domestic enterprises and foreign-invested enterprises and impose a unified income tax rate of 25% on both domestic enterprises and foreign-invested enterprises. In accordance with the New Income Tax Law, the existing preferential tax treatments for foreign-invested enterprises would be grandfathered for a period of five years following the effective date of the New Income Tax Law. Enterprises currently entitled to tax exemption and reduction treatments for a fixed period of time may continue to enjoy such benefits until their expiration. Transitional preferential tax treatment shall apply to newly-established hi-tech enterprises receiving priority support from the State and located in special zones prescribed by law to develop foreign economic cooperation and technological exchanges or in areas where the special policies for above-mentioned special zones are implemented with the approval of the State Council. The preferential income tax policies for other State-designated enterprises the development of which is encouraged will continue to be implemented.

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization, or WTO, in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•

the Patent Law of the People’s Republic of China, revised at the seventh meeting of the Standing Committee of the ninth National People’s Congress on August 25, 2000 and the revised Implementing Regulations issued by the State Council on June 15, 2001, effective July 1, 2001;

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

In addition, under SAFE’s Circular 75, which became effective on November 1, 2005, PRC subsidiaries of offshore parent companies may be prohibited from making distributions of profits to their offshore parent companies or paying the offshore parent companies proceeds from any reduction in capital, share transfer or liquidation, unless PRC shareholders with a direct or indirect stake in such offshore parent companies make the required SAFE registrations.

SAFE Registration Relating to the Establishment of Offshore Special Purpose Companies and Round-trip Investment by PRC Residents

Under Circular 75, if an acquisition of a PRC company by a special purpose offshore company controlled by PRC residents occurred before November 1, 2005, such PRC residents were required retroactively to submit a registration form to the local SAFE branch to register their ownership interests in the special-purpose offshore company before March 31, 2006. Such PRC residents must also amend such registration form if there is a material event affecting the offshore company, such as, among other things, a change to the company’s share capital, a transfer of shares, or if the company is involved in a merger, an acquisition or a spin-off transaction or provides guarantees to other entities.

In accordance with Circular 75, failure to register with the SAFE could subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

C.	Organizational Structure

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Vimicro Corporation	People’s Republic of China	100%

Vimicro Technology Corporation	People’s Republic of China	100%

Viewtel Corporation	California, U.S.A.	100%

Vimicro Electronics International Limited	Hong Kong Special Administrative Region	100%

We conduct substantially all of our business through our wholly-owned subsidiaries. Vimicro China primarily conducts our research and development, marketing, finance and administrative activities. It currently has two directly wholly-owned subsidiaries: Viewtel Corporation, and Vimicro Electronics International Limited. Vimicro Technology was incorporated in Shenzhen, PRC in November 2006 as a limited liability company with an approved operating period of twenty years. The main business activity of Vimicro Technology is to facilitate domestic sales and perform research and development works. There were no activities in Vimicro Technology in 2006.

D.	Property, Plant and Equipment

We are a fabless semiconductor company. We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. Therefore, we do not have manufacturing facilities of our own.

Our principal executive offices are located on premises comprising approximately 9,200 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen and Mountain View, California. We lease substantially all of our premises from unrelated third parties. We believe that we will be able to obtain adequate facilities, principally through leasing of appropriate properties, to accommodate our future expansion plans.

In December 2006, Vimicro China entered into an agreement with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. to acquire the land-use rights for approximately 29,000 square meters of land (including a construction site area of approximately 7,900 square meters) in Haidian District, Beijing. The land will be the site of a new building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use rights and the construction of the new building is estimated to be approximately US$38.3 million. The proposed project, including the gross land area and construction site area, is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. It is estimated that the construction of this new building will be completed by 2009.

On June 27, 2007, we entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately US$856,000, we acquired land use rights for approximately

3,947 square meters of land in Shenzhen High-Tech Industrial Park. The land will be the site of a new building, which will become Vimicro Technology’s office building and accommodate a research and development center. Governmental authorities would require us to obtain necessary governmental approvals for the proposed project. It is estimated that the construction of this new building will be completed by 2009.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved Staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a fabless semiconductor company that designs, develops and markets mixed-signal semiconductor products and solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We have grown significantly since we introduced our mixed-signal multimedia products in September 2001. Our net revenue increased from US$50.3 million in 2004 to US$95.3 million in 2005 and US$ 126.6 million in 2006. Our gross profit increased from US$17.9 million in 2004 to US$36.3 million in 2005 and US$ 40.4 million in 2006. We had a net loss of US$5.6 million in 2004 due to US$13.4 million share-based employee compensation expenses recorded in 2004. Our net income amounted to US$ 16.4 million in 2005 and US$ 9.7 million in 2006. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance.

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

In reviewing our performance, we focus on the following non-financial factors: our market penetration, the features and performance of our products, our number of design wins, the length of our product sales cycles, and shipment volumes of our products. We evaluate our performance in respect of these non-financial factors against our operating plans. We also focus on the following key financial factors: revenue, gross profit margins and operating expenses.

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

Our gross profit margins have historically fluctuated and are expected to continue to fluctuate due to several factors, including changes in the relative mix of our products, the per-unit costs for our products, and the average selling prices for our products. We have been able to reduce the average per-unit costs for our products primarily due to our ability to negotiate more favorable pricing terms with the foundries and testing houses we use as we have achieved higher shipment volumes, as well as our ability to improve the manufacturing yields of our products over time through our manufacturers and reduce the size and cost of our products through the migration of our designs to more advanced semiconductor manufacturing processes, for example, from .25 micron CMOS to .09 micron CMOS manufacturing processes. We expect to continue to face price pressure on our products as average selling prices for semiconductor products generally decline over time. However, the average selling price decline may be mitigated by developing and marketing successive generations of products with lower unit costs than prior generations. In order to maintain or improve our gross profit margins, we need to continue to introduce new, lower cost products, increase sales volumes and reduce unit costs.

We expect that the total amount of our operating expenses will generally grow over time. Our research and development expenses are expected to increase as we continue to develop new multimedia products and increase our headcount. Our sales and marketing expenses are expected to grow as we expand our sales and marketing network globally and engage in additional marketing and promotional activities. Our general and administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a publicly-traded company.

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

Vimicro International Corporation was incorporated in the Cayman Islands in February 2004 as an exempted company with limited liability. In connection with our corporate reorganization in May 2004, all of the former owners of Vimicro China transferred their equity interests in Vimicro China to Vimicro International Corporation, and they and/or their designated nominees subsequently subscribed for shares of Vimicro International Corporation based on their respective proportionate interests in Vimicro China prior to the reorganization. The reorganization has been accounted for as capital stock reorganization, and as a result, Vimicro China is considered to be the predecessor of Vimicro International Corporation. Our consolidated financial statements are presented as if Vimicro International Corporation had been in existence for all of the periods presented.

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

	For the Year Ended December 31,
	2004		2005		2006
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In US$ thousands, except percentages)
Net revenue:
PC and embedded notebook camera multimedia processors	28,338	56.4	36,345	38.1	46,917	37.1
Image sensors	18,351	36.5	35,430	37.2	41,019	32.4
Mobile phone multimedia processors	1,913	3.8	20,774	21.8	30,277	23.9
Other products	1,656	3.3	2,728	2.9	8,351	6.6

Total net revenue	50,258	100.0	95,277	100.0	126,564	100.0

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

Our gross profit margins increased from 35.5% in 2004 to 38.1% in 2005 primarily because a significant increase in our sales volume enabled us to obtain a substantial reduction in the per-unit costs for wafer fabrication, assembly and testing of PC and embedded notebook camera multimedia processors and mobile phone multimedia processors. These cost reductions were partially offset by a slight decline in the average selling prices of our products and a decrease in our gross profit margins resulting from a change in our products purchased by our customers. Our gross profit margins decreased from 38.1% in 2005 to 31.9% in 2006 primarily due to the decline of the average selling price of our products and the increase in our product mix of the proportion of relatively lower margin products. Our sales of mobile phone multimedia processors, which have lower per-unit margins compared to our PC and embedded notebook camera multimedia processors, increased from 10.7 million units in 2005 to 18.6 million units in 2006. As we continue to increase shipments of mobile phone multimedia processors, we expect that our average gross profit margins on our multimedia processors will decrease because the mobile phone multimedia processor market is characterized by higher unit shipment volumes but lower gross margins as compared with the PC and embedded notebook camera multimedia processor market. Our sales of third-party sensors increased from 13.6 million units in 2005 to 20.2 million units in 2006, and our gross profit margins on those sales increased in 2006 compared to 2005. This improvement was primarily due to the new products with greater margin.

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

Operating Expenses

Our operating expenses primarily consist of research and development expenses, sales and marketing expenses and general and administrative expenses, each of which includes share-based employee compensation expenses.

Share-based Employee Compensation

Following the incorporation of Vimicro International Corporation, we granted options to purchase a total of 17,574,448 ordinary shares in March 2004 to our current and former employees to honor the commitments previously made by Vimicro China during the period from 1999 to the date of grant. In 2004, we recognized a total of US$13.4 million of share-based employee compensation expense. Due to the difference between the option exercise prices and the estimated fair value of our ordinary shares at the time of grant, in 2005, we recognized a total of US$1.4 million of share-based employee compensation expense as a result of the amortization of a portion of the US$2.1 million of deferred expenses incurred in connection with our March 2004 option grants over the vesting periods of the options granted. In 2006, we recognized a total of US$ 2.7 million of share-based employee compensation expenses.

We adopted a 2004 share option plan, or 2004 plan, and granted a total of 2,701,200 options to our employees under the 2004 plan in 2005. For a description of our 2004 plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options. Our board of directors and shareholders also adopted a 2005 share incentive plan, or 2005 plan. For a description of our 2005 plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” For the years ended December 31, 2005 and December 31, 2006, 313,200 and 12,107,400 options were granted under the 2005 plan.

We have adopted SFAS No. 123R with effect from January 1, 2006, under which share-based compensation expense is determined based on the fair value of share option as of the option grant date. Prior to the adoption of SFAS No. 123R, we accounted for the share-based awards in accordance with APB No. 25 “Accounting for Stocks Issued to Employees”. Our share-based compensation expense increased in 2006 as compared to 2005 from the expensing of the option granted in 2006.

Research and Development

Research and development expenses consist primarily of salaries, bonuses, and benefits for research and development personnel, lease expenses for occupancy associated with research and development, costs of engineering services from contractors and consultants, depreciation of engineering equipment and share-based compensation expenses. Our research and development expenses have been offset by the government and private grants that we received. We received grants from various PRC government authorities from 2004 through 2006, and we also received grants from a leading global software company from 2004 through 2006. The aggregate amounts of the grants we received were US$2.1 million, US$1.4 million and US$ 2.6 million in 2004, 2005 and 2006, respectively. Each grant is associated with a particular research and development project that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of US$2.3 million, US$1.9 million and US$ 3.3 million of these grants to research and development projects in 2004, 2005 and 2006, respectively. As of December 31, 2006, we had total unused grants of US$210,399. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future. We expect that our total research and development expenses, including, among others, costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, will increase as we continue to develop new multimedia products.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, bonuses, benefits, advertising, promotion and related costs for sales and marketing personnel, travel and other expenses related to sales and marketing activities, and sales commissions to our distributors in Asia. We expect that our total sales and marketing expenses will increase as we hire additional sales and marketing personnel, expand our sales and marketing network globally to promote and sell our multimedia processor products, and engage in additional marketing and promotional activities.

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs for administrative personnel, travel, lease and other expenses for general and administrative purposes, as well as costs for outside services, including legal and accounting services. We expect that our total general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

PRC

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

On March 8, 2006, Vimicro China was approved by the Ministry of Commerce of the People’s Republic of China to be qualified as a “Advanced Technology Enterprise with Foreign Investment.” According to the regulations of the Beijing Municipal Office of State Administration of Taxation, an enterprise with this qualification is entitled to a preferential enterprise income tax rate for the three years following the receipt of this qualification, equal to the higher of 10% or half of the applicable tax rate. As a result, on April 4, 2006, Vimicro China received an approval from Beijing Municipal Office of State Administration of Taxation and is entitled to a 10% preferential income tax rate from 2006 to 2008.

On March 16th, 2007, the National People’s Congress adopted the New Income Tax Law, which will become effective as of January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises. However, there will be a five-year transition period for foreign-invested enterprises. Since Vimicro currently enjoys the three-year preferential treatment of 10% income tax rate as a “ Advanced Technology Enterprise with Foreign Investment” from 2006 to 2008, Vimicro China will still be subject to the 10% income tax rate in 2008 in accordance with the New Income Tax Law. In addition, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that we should be deemed a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25%. Under the New Income Tax Law, certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate. However, as the detailed implementation regulation of the New Income Tax Law has not yet been issued, it is unclear whether Vimicro China can qualify as a “high and new technology company” after the New Income Tax Law becomes effective.

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

Value-added Tax. According to PRC value-added tax policy, Vimicro China is subject to an output Value-added Tax, or VAT, at 17% of selling price of products sold to customers in China, while the purchase of products by Vimicro China is subject to an input VAT at the rate of 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT. Prior to April 1, 2005, Vimicro China, subject to approval by relevant tax authority, is entitled to VAT refund for the portion exceeding 3% of the actual VAT collected by Vimicro China for sales of integrated circuits (including mono-crystalline silicon chips) to customers in China. The above VAT refund benefit was no longer available since April 1, 2005.

For the year ended December 31, 2004, approximately $110,000 of tax refund was recorded as “other income” after we obtained the required approval from the relevant tax authorities. Such benefit was no longer available in 2005 and 2006.

The adverse effect of the above tax policy change on Vimicro China’s operation have been concluded insignificant due to the fact that most of the sales are through Vimicro Hong Kong which are not subject to PRC VAT.

Business Tax. According to PRC business tax policy, service income generally is subject to business tax at 5%. Vimicro China is entitled to business tax exemption on income arising from or related to technology transfers provided these technology transfer agreements are registered with the relevant government agencies.

United States

Viewtel, the subsidiary incorporated in the United States, is subject to state income tax and federal income tax at different tax brackets, depending upon taxable income levels. Viewtel incurred income tax expenses of approximately $58,000, $8,000 and $132,650 for the years of 2004, 2005 and 2006, respectively.

Hong Kong

Profit Tax. Corporations carrying on any trade or business in Hong Kong are subject to profit tax on assessable profits arising or derived from Hong Kong from such trade or business. The effective profit tax rate is 17.5% for 2004, 2005 and 2006.

Vimicro Hong Kong, the Hong Kong subsidiary of Vimicro China, calculated Hong Kong profit tax for 2004 and 2005 on the basis that it is subject to Hong Kong profit tax for these years. Income tax expenses were approximately $35,000 and $201,000 for 2004 and 2005, respectively. However, Vimicro Hong Kong applied for offshore status with Hong Kong Inland Revenue Department in September, 2006 to claim offshore status for all years since the start of its operation in 2002 and filed amended tax returns. Based on the territorial source principle of taxation in Hong Kong, it is highly likely that Vimicro Hong Kong will be successful in its offshore status application. An adjustment was made in 2006 to reflect the accumulative changes as a result of the change in filing status.

Withholding Tax. Under the current Hong Kong tax laws, an entity established outside of Hong Kong is subject to a 5.25% withholding tax on royalty income received from an entity established in Hong Kong, regardless of whether the two entities are controlled by the same holding company. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Before applying for offshore status, Vimicro China was subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong, which Vimicro Hong Kong withheld and paid over to the tax authorities in Hong Kong on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of withholding tax paid on royalty income to Hong Kong tax authority can be treated as a foreign tax credit by Vimicro China. Thus, such payment can be used to offset the tax payable on the same source of income for PRC tax purpose.

In connection with the offshore status claim in 2006, Vimicro China will not be subject to Hong Kong withholding tax on royalty income if Vimicro Hong Kong succeeds in its offshore status claim.

Internal Control Over Financial Reporting

Under the supervision of the audit committee, our management has conducted an evaluation of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes those processes and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2006:

The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company’s financial reporting. This material weakness contributed to the following control deficiencies, each of which is considered to be a material weakness:

(a). The Company did not maintain effective controls over the completeness and accuracy of the Company’s income tax balance sheet accounts and its related provision for income taxes. Specifically, the Company did not maintain effective controls over the uncertain tax positions and related analysis and accounting treatments. This control deficiency resulted in subsequent revisions and late adjustments to our income tax expense and related income tax balance sheet accounts in the 2006 annual consolidated financial statements.

(b) The Company did not maintain effective controls over its process to ensure the completeness and accuracy of the inventory balance. Specifically, the Company did not have effective controls over the process for estimating our provision for obsolete and excess inventory. This control deficiency resulted in subsequent revisions and late adjustments in our inventory provision at December 31, 2006.

These control deficiencies resulted in revisions in our financial statements and the delay in the finalization of our financial statements for the year ended December 31, 2006. In addition, these control deficiencies could result in a more than a remote likelihood that inaccurate accounts or disclosures, which may constitute a material misstatement of the consolidated financial statements, could occur. Accordingly, our management has determined that these control deficiencies constitute material weaknesses. Due to the existence of such material weaknesses, the Company did not maintain effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

This annual report does not include a report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Remediation of Material Weaknesses

Our management has determined that these material weaknesses above were mainly caused by higher-than-expected attrition of personnel with U.S. GAAP reporting experience during the financial reporting season. Since such issue was identified, we have implemented, and will continue to implement, remedial measures to address this issue and to improve our internal control over financial reporting. Our audit committee has been actively involved during the preparation of our annual financial report, and, in 2007, we have hired a number of qualified personnel with accounting and financial reporting experience who are familiar with U.S. GAAP related matters, including income tax and inventory valuation. We will closely monitor the attrition of our accounting personnel and will maintain adequate human resources in financial reporting in the future. In addition, the Company is continuing to provide training programs related to SEC reporting and U.S. GAAP to our accounting and financial reporting personnel.

Changes in Internal Control

In our 2005 annual report on Form 20-F, we reported material weaknesses in our internal control over financial reporting in relation to (i) a lack of personnel with U.S. GAAP reporting experience, and (ii) the use of manual accounting systems that did not enable timely recording of transactions. In our attempt to remediate these previously reported material weaknesses and to enhance our overall control environment and corporate governance, we have undertaken significant efforts to strengthen our internal control over financial reporting and have implemented the following measures:

•	We have established an internal audit department consisting of a director, who reports directly to our audit committee.

•

Using the COSO framework as a guideline, we have designed and implemented internal control processes and procedures to improve our internal control over financial reporting. Such newly created processes and procedures have facilitated communications among our different departments and enabled us to formalize our control and procedures for financial reporting.

•	We have provided training to our key employees regarding internal control processes and procedures and our Code of Business Conduct and Ethics.

•	We officially launched our ERP system in January 2006, which allowed us to record transactions in a more timely and accurate manner.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

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

We offer volume-based sales rebates to our customers on selected products when the customers have completed a specified cumulative level of revenue transactions. We accrue the cost of such rebates in accordance with EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product),” by reducing the underlying sales transactions that are instrumental to earning the rebates based on the estimated number of customers that will ultimately earn and claim the rebates.

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

Share-based Compensation

Our share-based compensation plan is described in more detail under “Item 6. Directors, Senior Management and Employees.” We adopted SFAS 123R using the modified prospective transition approach from January 1, 2006. Prior to January 1, 2006, we accounted for share-based compensation arrangements with employees in accordance with the provisions of APB 25 “Accounting for Stocks Issued to Employees”, and related interpretations thereof. Pursuant to SFAS 123R, we recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair value of the share option and restricted share on the date of grant. We continue to account for share options that had been granted prior to the initial public filing of our registration statement on Form F-1 with the SEC on October 24, 2005 and that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing of our registration statement on Form F-1 but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of SFAS 123R is computed based on the grant date fair values of those awards.

We recognize share-based compensation using the accelerated method for all share-based awards issued prior to January 1, 2006. We have elected to recognize share-based compensation after the date of adoption of SFAS 123R using the straight-line method for all share-based awards issued after January 1, 2006, which results in the recognition of less share-based compensation in the first several years during the vesting period compared to that which would have been recognized had we used the accelerated method. Forfeitures were estimated based on historical experience and are periodically reviewed.

We account for share awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS 123R and EITF 96-18, we use the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

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

Impairment of Long-lived Assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the estimated future undiscounted cash flows to be produced by the assets. If the total of the estimated future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. During the three years ended December 31, 2006, we did not record any impairment charges. If we make different judgments or adopt different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenue for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(64.5)%	(61.9)%	(68.1)%
Gross profit	35.5%	38.1%	31.9%
Operating expenses:
Research and development, net	(12.5)%	(8.5)%	(13.7)%
Sales and marketing	(14.2)%	(5.4)%	(4.2)%
General and administrative	(21.7)%	(6.4)%	(8.6)%
Loss from disposal of SPMC	(0.1)%	—	—
Total operating expenses	(48.5)%	(20.3)%	(26.5)%
Other income	0.4%	0.7%	2.7%
Income tax expense	(0.4)%	(1.3)%	(0.4)%

Net (loss) income	(11.2)%	17.2%	7.6%

Comparison of the Years Ended December 31, 2006 and 2005

Net Revenue. Our net revenue increased by US$31.3 million, or 32.8%, to US$126.6 million in 2006 from US$95.3 million in 2005. This increase was due primarily to (i) an increase in unit shipments of our PC and embedded notebook camera multimedia processors from 22.5 million units in 2005 to 35.5 million units in 2006, (ii) an increase in unit shipments of our mobile phone multimedia processors from approximately 10.7 million units in 2005 to approximately 18.6 million units in 2006, and (iii) an increase in unit shipments of image sensors from 13.6 million units in 2005 to 20.2 million units in 2006 as we bundled sensors with an increased volume of PC multimedia processors.

Cost of Revenue and Gross Profit. Cost of revenue increased by US$27.3 million, or 46.2%, to US$86.2 million in 2006 from US$58.9 million in 2005. This increase was due primarily to an increase in our sales volume. Our gross profit increased by US$4.1 million, or 11.1%, to US$40.4 million in 2006 from US$36.3 million in 2005. However, the gross profit margin dropped 6.2% from 38.1% in 2005 to 31.9% in 2006. This decrease was primarily due to a decline in average selling prices across all major product lines.

Operating Expenses. Operating expenses increased by US$14.2 million, or 73.9%, to US$33.5 million in 2006 from US$19.3 million in 2005. This increase was due primarily to (i) the increase in approximately US$5 million additional payroll and welfare expenses as R&D headcount increased, (ii) the increase of US$1.8 million in share-based compensation expenses due to the adoption of FAS-123R, and (iii) the increase of US$4.0 million audit, legal and consultant expense, including US$2.5 million expenses from the audit committee investigation and aborted secondary offering.

Research and Development. Research and development expenses increased by US$ 9.2 million, or 113.8%, to US$17.3 million in 2006 from US$8.1 million in 2005. Our gross research and development expenditures before government grant deduction increased US$10.6 million or 105.4% from US$10 million in 2005 to US$20.6 million in 2006. The increase mainly reflected i) the increase of approximately US$5 million payroll and welfare expenses as R&D headcount increased from 248 as of December 31, 2005 to 437 as of December 31, 2006, ii) the increase of US$1.8 million in share-based compensation expenses from US$520,000 in 2005 to

US$2.3 million in 2006, mainly due to the adoption of FAS123R, and iii) the approximately $1.0 million increase in depreciation of fixed assets and rental cost for office space. We expect that our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, to increase as we continue to expand our portfolio of new multimedia products.

Sales and Marketing. Sales and marketing expenses increased by US$0.3 million, or 4.8%, to US$5.4 million in 2006 from US$5.1 million in 2005. The increase mainly reflected the increase in share-based employee compensation expenses, which were approximately US$304,000 in 2005 and approximately US$436,000 in 2006, respectively.

General and Administrative. General and administrative expenses increased by US$4.8 million, or 78.8%, to US$ 10.9 million in 2006 from US$6.1 million in 2005. The increase mainly reflected the $1.5 million increase of audit, legal and consultant expenses, $2 million for the audit committee investigation expense, and approximately $540,000 for the proposed secondary offering.

Income Tax Expense. Income tax expenses decreased by approximately US$662,000 from US$1.2 million in 2005 to approximately US$530,000 in 2006. The decrease in tax expense was mainly due to the decrease in income before tax, the increase in additional deduction from qualifying research and development expenses in Vimicro China and the change of tax filing status from onshore to offshore for Vimicro Electronics.

Vimicro China was subject to a preferential tax rate of 10% and was qualified to take an additional deduction for qualifying research and development expenses in 2006.

In year 2006, Vimicro Electronics performed an offshore claim on its trading profits. All or at least part of the trading profits previously categorized as onshore sourced are in fact offshore in nature and therefore not taxable in Hong Kong. If the claim succeed, the profit tax rate of Vimicro Electronics should be zero in 2006 and thereafter. Vimicro Electronics had tax benefit of $201,000 in 2006 due to the reversal of deferred tax liabilities.

Net Income. We incurred a net income of US$9.7 million in 2006, as compared to a net income of US$16.4 million in 2005, mainly due to the lowered gross profit margin and the increase in operating expenses.

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

We have financed our operations primarily through private sales of equity interests to investors, the proceeds of our initial public offering as well as through cash generated from our operating activities. We have also received government and private grants to fund our research and development projects. Our principal use of cash for the three years ended December 31, 2006 was to fund our working capital requirements. As of December 31, 2006, we had US$114.8 million in cash. Our cash consists of cash on hand and bank deposits with terms of three months or less.

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for our mobile phone multimedia processors. We plan to fund this increase in working capital requirement from our operating cash inflow and existing cash reserve.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(in US$ thousands)
Net cash provided by operating activities	7,499	7,589	19,314
Net cash provided by (used in) investing activities	(1,729)	(3,764)	(6,617)
Net cash provided by financing activities	22,715	62,160	1,141
Effect of exchange rate changes on cash		33	386

Net increase in cash	28,485	66,018	14,224
Cash at beginning of year	6,107	34,592	100,610

Cash at end of year	34,592	100,610	114,834

Net cash provided by operating activities in 2006 was US$19.3 million, primarily as a result of our operating profit in 2006, and a decrease of US$9.5 million in inventory. Net cash provided by operating activities amounted to US$7.6 million in 2005, primarily as a result of our operating profit in 2005, and to a lesser extent, an increase in accrued expenses and other current liabilities which consisted primarily of professional services fees. This increase was offset in part by an increase in accounts receivables and an increase of our inventory to support our increased sales volume in 2005. Net cash provided by operating activities amounted to US$7.5 million in 2004, primarily as a result of our operating profit before giving effect to the share-based employee compensation expenses incurred in 2004, and to a lesser extent, an increase in accrued expenses and other current liabilities which consisted primarily of professional services fees and year-end bonuses to executives and other employees. This increase was offset in part by an increase in inventories to support our increased sales volume in 2004.

Net cash used in investing activities was US$6.6 million in 2006, primarily due to the increase of approximately $6.6 million purchase of fixed assets, mainly development tools, mask tooling, software, and other equipment. Net cash used in investing activities amounted to US$3.8 million in 2005 and US$1.7 million in 2004, primarily due to a substantial increase in our expenditures for the purchase of software, development tools and computer equipment to meet the demand of our growing business and operations in each of 2005 and 2004.

Net cash provided by financing activities was US$1.1 million in 2006, primarily due to the exercise of share options. Net cash provided by financing activities amounted to US$62.2 million in 2005, primarily due to the proceeds from our initial public offering which amounted to US$59.1 million, and from shares sold in connection with the exercise of share options in 2005. Net cash provided by financing activities amounted to US$22.7 million in 2004, primarily due to the proceeds from the private placement of our preferred shares in 2004, offset in part by the amount we used to repay a short-term bank loan.

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

Capital Expenditures

Our capital expenditures amounted to US$2.0 million, US$3.8 million and US$6.6 million in 2004, 2005 and 2006, respectively. In the past, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities. We estimate that we will make capital expenditures in 2007 between $5 million and $6 million (excluding the property expenditure), which will be used primarily to the purchases of software, development tools and other items related to our product development activities. In the five months ended May 31, 2007, we spent approximately $3.8 million on the capital expenditures.

In December 2006, Vimicro China entered into an agreement with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. to acquire the land-use rights for approximately 29,000 square meters of land (including a construction site area of approximately 7,900 square meters) in Haidian District, Beijing. The land will be the site of a new building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use rights and the construction of the new building is estimated to be approximately US$38.3 million. The proposed project, including the gross land area and construction site area, is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. It is estimated that the construction of this new building will be completed by 2009.

On June 27, 2007, we entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately US$856,000, we acquired land use rights for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park. The land will be the site of a new building, which will become Vimicro Technology’s office building and accommodate a research and development center. Governmental authorities would require us to obtain necessary governmental approvals for the proposed project. It is estimated that the construction of this new building will be completed by 2009.

C.	Research and Development

We maintain a team of experienced engineers. As of December 31, 2006, our research and development staff consisted of 437 engineers, representing approximately 74% of the total number of our employees. Most of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. Going forward, we intend to recruit most of our engineers in China. We have established various recruiting and training programs with leading universities in China. In addition, we will also selectively recruit experienced engineers from Silicon Valley. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to US$8.6 million, US$10.0 million and US$20.6 million in 2004, 2005 and 2006, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2006 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$ thousands)
Operating lease obligations	3,416	1,956	1,460	—	—
Purchase obligations	6,778	6,778	—	—	—

Total	10,194	8,734	1,460	—	—

Other than the contractual obligations set forth above, we do not have any long-term commitments.

We do not have any contractual obligations outside our normal course of business.

G.	Safe Harbor

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

H.	Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company starting January 1, 2008. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position, cash flows and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize and disclose in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company has evaluated the impact of FIN 48 and believes that it has no material impact on its consolidated financial position, cash flows and results of operations.

In June 2006, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 06-3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF 06-3 will be effective for the Company starting January 1, 2007. The Company does not believe that the application of EITF 06-03 will have a material effect on its financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement if not required under U.S. GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS 159 will have a significant impact on its financial position, result of operations or cash flows.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Zhonghan Deng	39	Chairman of the Board and Chief Executive Officer

Xiaodong Yang	38	Director, Chief Technology Officer and General Manager of the Consumer Electronic Product Unit

Zhaowei (Kevin) Jin	38	Director, President and Chief Operating Officer

Yundong (Raymond) Zhang	39	Senior Vice President and General Manager of the Mobile Multimedia Product Unit

Jun Zhu	46	Vice President of Engineering and General Manager of PC Multimedia Product Unit

Qing (Mike) Yu	36	Vice President of Algorithms and Software and General Manager of the Advanced Multimedia Product Unit

Quincy Tang	44	Chief Financial Officer and Vice President of Accounting

Changyong (Robert) Chen(2)(3)	55	Independent Director

Theodore Van Duzer(1)(2)	79	Independent Director

Vince Feng	35	Director

Donald L. Lucas(1)(3)	77	Independent Director

Victor Yang	60	Director

Dr. Yingyi Qian (3)	51	Independent Director

(1)	Member of the Corporate Governance and Nominating Committee.

(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

Dr. Zhonghan Deng is a co-founder of our company. He currently serves as the chairman of our board of directors and chief executive officer of our company. Dr. Deng currently serves as an advisor to the Ministry of Information Industry and the Ministry of Science and Technology of China and a visiting professor at the Department of Electrical Engineering at Tsinghua University. He also serves as a board member and audit committee member of Sohu.com Inc. Dr. Deng has received numerous awards for his achievements, including the National Medal for Outstanding Overseas Returnee in 2003, and the National First Class Award for Science and Technology in 2005, both of which were presented by the President of China, Hu Jintao. Prior to joining us in January 2002, Dr. Deng co-founded Pixim, Inc. in Silicon Valley in 1998. Prior to that, Dr. Deng was a senior researcher for IBM at the T.J. Watson Research Center in Yorktown Heights, New York. Dr. Deng received his Ph.D. degree in Electrical Engineering and Computer Science, M.S. degree in Economics and M.S. degree in Physics, all from the University of California at Berkeley.

Dr. Xiaodong Yang is a co-founder of our company. He currently is a member of our board of directors and also serves as our chief technology officer and general manager of the consumer electronic product unit. Dr. Yang is responsible for leading all research and development activities and setting product and technology directions for our company. Prior to joining us in March 2004, Dr. Yang worked at Pixim Inc. in Silicon Valley, which he co-founded in 1998. Dr. Yang began his research on mixed-signal imaging chips in Silicon Valley in 1993. He won research and development awards at both Hewlett Packard and Intel. He has published many technical papers and holds numerous patents. Dr. Yang received his Ph.D., M.S. and B.S. degrees in Electrical Engineering from Stanford University.

Zhaowei (Kevin) Jin is a co-founder of our company. Mr. Jin joined our company when we commenced operations in 1999. He is a member of our board of directors and also serves as our president and chief operating officer. From 1996 to 1999, Mr. Jin served as the founder and president of Jin Ye Company where he led the establishment of a complete PC sales and distribution network throughout China. From 1992 to 1996, Mr. Jin was the co-founder and served as vice president of sales of Mitech Corporation, one of the largest providers of medical electronic image manipulation equipment in China. Mr. Jin received his B.S. degree in Electrical Engineering from the University of Electronics Science and Technology of China in 1991.

Yundong (Raymond) Zhang joined our company in 2001 and currently serves as our senior vice president and general manager of the mobile multimedia product unit. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoder, 3D graphics engine, ethernet controller and 16- bit game processor. Mr. Zhang received his B.S. and M.S. degrees in Electrical Engineering from Fudan University.

Jun Zhu joined our company in 2000 as an engineering director and currently serves as our vice president for engineering and general manager of PC multimedia product unit. From 1996 to 2000, Mr. Zhu served as a design manager of Intel Corporation in Santa Clara, California. From 1989 to 1996, Mr. Zhu served as a chip design architect, senior ASIC (Application Specific IC) design engineer and ASIC design engineer at the ASSP (Application Specific Standard Product) group of Toshiba America Electronics Components Inc. in San Jose, California. Mr. Zhu received his M.S. degree in Computer Engineering from Syracuse University.

Dr. Qing (Mike) Yu joined our company in 2001 and currently serves as vice president of algorithms and software and general manager of the advanced multimedia product unit. From 1997 to 2001, Mr. Yu served as a senior research scientist at the research lab of Eastman Kodak Company. Dr. Yu received his B.S. degree in Physics from University of Houston and his Ph.D. and M.S. degree in Electrical and Computer Engineering from University of Rochester.

Quincy Tang joined our company as our chief financial officer and vice president of accounting in June 2007. Mr. Tang is a fellow member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants in the United Kingdom and an associate member of the Hong Kong Institute of Chartered Secretaries. Mr. Tang has more than 20 years of experience in public accounting firms and business fields. Mr. Tang started his career as an auditor with Deloitte Touche Tohmatsu in 1985. From 1991 to 2001 Mr. Tang served as the financial controller and company secretary of SNP Leefung Holdings Limited, a Hong Kong listed printing group with operations in Hong Kong and China. He also served as an executive director of SNP Leefung from 1998 to 2001. From 2002 to 2006, Mr. Tang was a finance director of TOM Group, a Hong Kong listed media group with operations in Greater China. Before joining our company, Mr. Tang served as the chief financial officer of Monstermob Group PLC, a global mobile phone contents provider listed on AIM in the United Kingdom.

Changyong (Robert) Chen has served as a member of our board of directors since July 2004. Mr. Chen co-founded Monolithic Power System in 1997, a fabless semiconductor company focused on power management chips, which was listed on the Nasdaq Global Market in 2004. In 1990, Mr. Chen founded OPTI in Silicon Valley, a fabless semiconductor company focused on PC motherboard chipset design, which was listed on the Nasdaq Global Market in 1993. In 1985, Mr. Chen founded TMC in Taiwan, a PC motherboard manufacturer which was later acquired by a German public company. Mr. Chen also served as investment advisor of Fortune Investment, a Taiwan-based venture capital company from 1996 to 2000. Mr. Chen received his M.S. degree in Electrical Engineering from the University of California at Berkeley.

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

Dr. Yingyi Qian has served as a member of our board of directors since November 2006. He currently serves as dean of Tsinghua University School of Economics and Management and as a professor of economics at the University of California at Berkeley. As a renowned Chinese economist and expert in management studies, Dr. Qian has advised leading Chinese companies on restructuring and other important governance issues. He also serves as an independent director and audit committee member of China Netcom Group Corporation and Industrial and Commercial Bank of China, which recently completed the world’s largest IPO. Prior to joining the Berkeley faculty, Dr. Qian taught in the Department of Economics at Stanford University and the University of Maryland. Dr. Qian graduated from Tsinghua University in 1981 with a B.S. in mathematics. He received his Ph.D. in economics from Harvard University in 1990, after earning an M.Phil. in management science/operations research from Yale University and an M.A. in statistics from Columbia University.

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2006, the aggregate cash compensation we paid to our executive officers was approximately US$2.2million and the aggregate cash compensation we paid to our non-executive directors was US$45,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share Options

Historical Option Grants. During the period from 1999 to February 2004, Vimicro China promised to grant options to certain employees, directors, consultants and other individuals based on terms and conditions mutually agreed upon by Vimicro China and each such individual. In connection with our reorganization, we issued options pursuant to Vimicro China’s prior commitments. The following table summarizes, as of March 31, 2007, the outstanding historical options granted to our directors and executive officers named below and to other individuals including our employees, consultants and advisors.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Xiaodong Yang	1,200,000	0.60	March 17, 2004	March 17, 2014
Jun Zhu	75,000	0.60	March 17, 2004	March 17, 2014
Qing (Mike) Yu	172,100	0.12	March 17, 2004	March 17, 2014
Chang Yong (Robert) Chen	300,000	0.12	March 17, 2004	March 17, 2014
Other individuals as a group	3,346,500	From 0.01 to 0.60	March 17, 2004	March 17, 2014

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

The following table summarizes, as of March 31, 2007, the outstanding options granted to our directors and executive officers named below and to other individuals as a group pursuant to the 2004 plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Zhaowei (Kevin) Jin	1,601,600	1.60	October 14, 2004	October 14, 2014
Yundong (Raymond) Zhang	460,000	1.60	October 14, 2004	October 14, 2014
Donald L. Lucas	400,000	1.60	October 14, 2004	October 14, 2014
Jun Zhu	150,000	1.60	October 14, 2004	October 14, 2014
	200,000	2.50	October 28, 2005	October 28, 2015
Changyong (Robert) Chen	100,000	1.60	October 14, 2004	October 14, 2014
Theodore Van Duzer	100,000	1.60	October 14, 2004	October 14, 2014
Qing (Mike) Yu	60,000	1.60	October 14, 2004	October 14, 2014
Other individuals as a group	3,063,751	1.60	October 14,2004	October 14,2014
	197,750	1.80	January 31,2005	January 31,2015
	531,000	2.10	May 2,2005	May 2,2015
	605,300	3.00	August 12,2005	August 12,2015
	797,400	2.50	October 28,2005	October 28,2015

(1)	In connection with Dr. Hui (Tom) Zhang’s resignation on July 31, 2006, his unvested options to purchase 1,121,120 ordinary shares were cancelled and 250,000 restricted shares held by Vimicro Shanghai Corporation on such date were repurchased by us. Dr. Zhang is currently serving as our company’s advisor and consultant. Our board of directors has approved the grant of 200,000 restricted shares and options to purchase 800,000 ordinary shares at an exercise price of US$1.60 per share, subject to a three year vesting period, to Dr. Zhang for his services to our company after July 31, 2006.

(2)	In connection with Xiaosong Zhang’s resignation on January 31, 2007, his unvested options to purchase 820,000 ordinary shares were cancelled.

2005 Share Incentive Plan. In October 2005, our board of directors and shareholders adopted a 2005 share incentive plan, or the 2005 plan. In December 2006, our board of directors and shareholders amended the 2005 plan to increase the maximum aggregate number of awards to 21,065,505 ordinary shares. We have reserved for issuance 21,065,505 ordinary shares upon exercise of awards granted under our 2005 plan.

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

Grant of Restricted Shares. We granted 802,600 restricted shares under the 2005 plan. Key terms in the award agreements are summarized as follow:

•	The restricted shares will vest approximately according to the following schedules:

40% of the restricted shares will vest two years after the grant date, and 10% of the shares will vest semi-annually thereafter over the next three years.

or

20% of the restricted shares will vest one year after the grant date, and 10% of the shares will vest semi-annually thereafter over the next four years.

•	The unvested portion of the restricted shares are subject to forfeiture upon the termination of the holder’s employment with or service to us;

•	Until vested, the restricted shares are not transferable and may not be sold, pledged or otherwise transferred.

The following table summarizes, as of March 31, 2007, the outstanding options and restricted shares granted pursuant to the 2005 plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Zhaowei (Kevin) Jin	1,200,000	2.50	August 9,2006	August 9,2016
Qing (Mike) Yu	200,000	2.50	August 9,2006	August 9,2016
Xiaodong Yang	1,200,000	2.50	August 9,2006	August 9,2016
Zhonghan (John) Deng	3,500,000	2.50	August 9,2006	August 9,2016
Yingyi Qian	100,000	2.50	August 9,2006	August 9,2016
Other individuals as a group	274,700	2.27	December 26,2005	December 26,2015
	333,500	2.82	February 9,2006	February 9,2016
	944,400	2.79	March 3,2006	March 3,2016
	478,500	4.55	April 3,2006	April 3,2016
	177,500	4.23	May 19,2006	May 19,2016
	286,000	3.37	June 12,2006	June 12,2016
	225,500	2.48	July 13,2006	July 13,2016
	800,000	1.60	August 1,2006	August 1,2016
	450,000	2.50	August 9,2006	August 9,2016
	471,000	2.52	August 10,2006	August 10,2016
	222,000	2.58	September 12,2006	September 12,2016
	394,000	3.14	October 19,2006	October 19,2016
	113,000	2.75	November 13,2006	November 13,2016
	203,500	2.53	December 19,2006	December 19,2016
	413,000	2.54	January 19,2007	January 19,2017
	381,500	1.73	February 19,2007	February 19,2017
	438,600	1.33	March 14,2007	March 14,2017

	Ordinary Shares Underlying Restricted Shares Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Donald L. Lucas	80,000	0.00	January 26,2007	January 26,2017
Changyong (Robert) Chen	20,000	0.00	January 26,2007	January 26,2017
Theodore Van Duzer	20,000	0.00	January 26,2007	January 26,2017
Yingyi Qian	20,000	0.00	January 26,2007	January 26,2017
Other individuals as a group	275,000	0.00	March 3,2006	March 3,2016
	200,000	0.00	March 29,2007	March 29,2017
	21,000	0.00	June 12,2006	June 12,2016
	166,668	0.00	July 17,2006	August 1,2016
	1,600	0.00	November 13,2006	November 13,2016

C.	Board Practices

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

Audit Committee. Our audit committee consists of Messrs. Donald L. Lucas, Robert Chen and Yingyi Qian. Messrs. Lucas, Chen and Qian satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2006, our audit committee held meetings or passed resolutions by unanimous written consent thirteen times.

Compensation Committee. Our compensation committee consists of Messrs. Robert Chen and Theodore Van Duzer. Messrs. Chen and Van Duzer satisfy the “independence” requirements of the Nasdaq corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2006, our compensation committee held meetings or passed resolutions by unanimous written consent eight times.

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

In 2006, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent four times.

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

We had 215, 369 and 588 employees as of December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, we had 88 employees in management and administration, 437 employees in research and development and 63 employees in sales and marketing.

E.	Share Ownership

As of March 31, 2007, the most recent practicable date, 139,821,474 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and 793,155 restricted shares. On that date, a total of 21,843,157 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. Except for holders of 793,155 restricted shares, no shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2007, assuming the exercise of all of our outstanding share options, by:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers:
Zhonghan Deng (2)	15,279,490	10.9
Xiaodong Yang (3)	8,997,110	6.4

	Ordinary Shares Beneficially Owned (1)
Zhaowei (Kevin) Jin (4)	3,736,600	2.7
Yundong (Raymond) Zhang (5)	720,000	0.5
Jun Zhu (6)	425,000	0.3
Qing (Mike) Yu (7)	432,100	0.3
Donald L. Lucas (8)	693,808	0.5
Yingyi Qian (9)	120,000	0.1
Changyong (Robert) Chen(10)	420,000	0.3
Theodore Van Duzer (11)	170,000	0.1
Vince Feng (12)	24,535,522	17.5

All Directors and Executive Officers as a Group (13)	55,529,630	39.7

Principal Shareholders:
Investment entities affiliated with General Atlantic LLC(14)	24,535,522	17.5
Power Pacific (Mauritius) Limited (15)	11,250,000	8.0

(1)	Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person. Percentage ownership of each listed person is based on 139,821,474 shares outstanding as of March 31, 2007 (excluding 793,155 restricted shares) and the number of shares underlying options held by such person.
(2)	Includes 11,779,490 ordinary shares held by Vimicro Beijing Corporation, an entity wholly-owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, and 3,500,000 ordinary shares issuable upon exercise of options held by Mr. Deng. The address for Mr. Deng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(3)	Includes 6,597,110 ordinary shares held by Vimicro Tianjin Corporation, an entity wholly-owned and controlled by Mr. Yang, and 2,400,000 ordinary shares issuable upon exercise of options held by Mr. Yang. The address for Mr. Yang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(4)	Includes 735,000 ordinary shares held by Vimicro Shenzhen Corporation, an entity wholly-owned by The Jin Family Trust, of which Mr. Jin is the settler, 200,000 restricted shares held by Vimicro Shenzhen Corporation, which are subject to our right to repurchase and restriction on transfer, and 2,801,600 ordinary shares issuable upon exercise of options held by Mr. Jin. The address for Mr. Jin is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(5)	Includes 100,000 ordinary shares and 160,000 restricted shares held by Mr. Zhang, which are subject to our right to repurchase and restriction on transfer, and 460,000 ordinary shares issuable upon exercise of options held by Mr. Zhang. The address for Mr. Zhang is 15/F, Shining Tower, No.35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(6)	Includes 425,000 ordinary shares issuable upon exercise of options held by Mr. Zhu. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.
(7)	Includes 432,100 ordinary shares issuable upon exercise of options held by Mr. Yu. The address for Mr. Yu is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(8)	Includes 193,189 ordinary shares held by Donald L. Lucas TTEE, Donald L. Lucas & Lygia S. Lucas Trust DTD 12-3-84, 20,619 ordinary shares held by Donald L. Lucas Profit Sharing Trust DTD 1-1-84, 80,000 restricted shares held by Mr. Lucas, which are subject to our right to repurchase and restriction on transfer, and 400,000 ordinary shares issuable upon exercise of options held by Mr. Lucas. The address for Mr. Lucas is 3000 Sand Hill Road #3-210, Menlo Park, CA 94025.

(9)	Includes 100,000 ordinary shares issuable upon exercise of options held by Professor Qian and 20,000 restricted shares held by Professor Qian, which are subject to our right to repurchase and restriction on transfer. The address for Professor Qian is Department of Economics, University of California, Berkeley, CA 94720-3880.
(10)	Includes 400,000 ordinary shares issuable upon exercise of options held by Mr. Chen and 20,000 restricted shares held by Mr. Chen, which are subject to our right to repurchase and restriction on transfer. The address for Mr. Chen is 15/F., Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(11)	Includes 50,000 ordinary shares held by Mr. Van Duzer, 20,000 restricted shares held by Mr. Van Duzer, which are subject to our right to repurchase and restriction on transfer, and 100,000 ordinary shares issuable upon exercise of options held by Mr. Van Duzer. The address for Mr. Van Duzer is 1240 Scott Street, El Cerrito, CA 94530.
(12)	Includes a total of 18,531,786 ordinary shares and 1,500,934 ADSs owned by investment entities affiliated with General Atlantic LLC. Mr. Feng, a managing director of General Atlantic LLC, disclaims beneficial ownership of all of the ordinary shares and ADSs owned by investment entities affiliated with General Atlantic LLC. The address for Mr. Feng is c/o General Atlantic LLC, Suite 2007-10, 20th Floor, One International Finance Center, 1 Harbour View Street, Central, Hong Kong.
(13)	Include 44,510,930 ordinary shares, ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 11,018,700 ordinary shares underlying outstanding options held by our directors and executive officers.
(14)	Includes a total of 18,531,786 ordinary shares and 1,500,934 ADSs of which General Atlantic Partners (Bermuda), L.P. holds 12,725,792 ordinary shares and 1,061,596 ADSs, GAP-W International, L.P. holds 4,394,803 ordinary shares and 307,275 ADSs, GAP Coinvestments III, LLC holds 912,790 ordinary shares and 82,925 ADSs, GAP Coinvestments IV, LLC holds 246,877 ordinary shares and 19,650 ADSs, GapStar, LLC holds 231,647 ordinary shares and 28,142 ADSs and GAPCO GmbH & Co. KG holds 19,877 ordinary shares and 2,346 ADSs. GAP (Bermuda) Limited is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. General Atlantic LLC is the sole member of GapStar, LLC. GAPCO Management GmbH GmbH is the general partner of GAPCO GmbH & Co. KG. The managing directors of General Atlantic LLC are Steven A. Denning (Chairman), William E. Ford (Chief Executive Officer), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Rene M. Kern, Jonathan K. Korngold, Cristopher G. Lannig, Anton J. Levy, Marc F. McMorris, Thomas, J. Murphy, Matthew Nimetz, Andrew C. Pearson, David A. Rosenstein, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt, or collectively, the Managing Directors of General Atlantic LLC. Vince Feng is a director of Vimicro. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P, GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG. The address of General Atlantic Partners (Bermuda), L.P., GAP (Bermuda) Limited and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. The address of the other General Atlantic entities is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A.
(15)	Power Pacific (Mauritius) Limited is 100% owned by Power Pacific Corporation Limited, which is 99.9% owned by Power Corporation International Limited. Power Corporation International Limited is 100% owned by Power Corporation of Canada, a company listed on the Toronto Stock Exchange. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius. The address of Power Corporation of Canada is 751 Victoria Square, Montréal, Québec, Canada H2Y 2J3.

Based on 139,821,474 ordinary shares outstanding as of March 31, 2007, approximately 16% of our outstanding ordinary shares are held by 39 record holders in the United States.

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

Legal Proceedings

In April 2006, our auditors received two anonymous letters purportedly written by certain shareholders. The letters included allegations relating to option grants to our founders and activities at our U.S. subsidiary five and six years ago. In response to the letters, our board of directors asked our audit committee, consisting of independent, non-management directors, to conduct a review of the issues raised by the letters. After a two and one half month review and assisted by our special outside legal counsel, our audit committee did not find evidence to substantiate the allegations in the anonymous letters, other than with respect to a single transaction recorded by our U.S. subsidiary in 2001, which was reversed in 2002. Our audit committee concluded that the impact of that transaction on our prior financial statements was not material. No legal claims have been made against us, but we intend to contest them if such claims are made.

From time to time, we may be involved in litigation or other legal proceedings incidental to our business. We are not aware of any material legal proceedings currently existing or pending against us that will have a material adverse effect on our business and results of operations. Regardless of the outcome, however, any litigation or other legal proceedings can result in substantial costs and diversion of management resources and attention.

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

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC.”

In 2006 the trading price of our ADSs on the NASDAQ Global Market ranged from US$8.20 to US$23.34 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for (1) each of the four quarters in 2006 and (2) each of the past six months.

	Share Price
	High	Low
Quarterly High and Low
First Quarter 2006	$20.99	$9.41
Second Quarter 2006	$23.34	$12.50
Third Quarter 2006	$12.85	$8.2
Fourth Quarter 2006	$13.92	$9.96
Monthly Highs and Lows
January 2007	$11.00	$9.31
February 2007	$9.50	$6.65
March 2007	$6.86	$5.05
April 2007	$6.65	$5.32
May 2007	$7.32	$4.84
June 2007	$6.74	$5.73

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market. The ADSs are traded on the NASDAQ Global Market. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Passive Foreign Investment Company

We believe that for our taxable year ended December 31, 2006, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2007 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the NASDAQ Global Market, which is a qualified exchange for these purposes, and, consequently, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

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

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3% appreciation of the RMB against the U.S. dollar by the end of 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. A portion of our net revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar, HK dollar and New Taiwan dollar denominated cash balance equivalent to US$98.8 million as of December 31, 2006 into RMB at the exchange rate of US$1.00 for RMB7.8087 and HKD1.00 for RMB1.0047 as of December 29, 2006, this cash balance would have been RMB771.7 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB694.5 million as of December 31, 2006. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.9%, 1.8% and 3.3% in 2004, 2005 and 2006, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2004, 2005 and 2006.

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

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below. In light of such material weaknesses, we have implemented certain remedial measures to ensure that such issues will not be repeated. We believe that despite such weaknesses, the consolidated financial statements included in Item 18 comply with U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the audit committee, our management has conducted an evaluation of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes those processes and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2006:

The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company’s financial reporting. This material weakness contributed to the following control deficiencies, each of which is considered to be a material weakness:

(a). The Company did not maintain effective controls over the completeness and accuracy of the Company’s income tax balance sheet accounts and its related provision for income taxes. Specifically, the Company did not maintain effective controls over the uncertain tax positions and related analysis and accounting treatments. This control deficiency resulted in subsequent revisions and late adjustments to our income tax expense and related income tax balance sheet accounts in the 2006 annual consolidated financial statements.

(b) The Company did not maintain effective controls over its process to ensure the completeness and accuracy of the inventory balance. Specifically, the Company did not have effective controls over the process for estimating our provision for obsolete and excess inventory. This control deficiency resulted in subsequent revisions and late adjustments in our inventory provision at December 31, 2006.

These control deficiencies resulted in revisions in our financial statements and the delay in the finalization of our financial statements for the year ended December 31, 2006. In addition, these control deficiencies could result in a more than a remote likelihood that inaccurate accounts or disclosures, which may constitute a material misstatement of the consolidated financial statements, could occur. Accordingly, our management has determined that these control deficiencies constitute material weaknesses. Due to the existence of such material weaknesses, the Company did not maintain effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

This annual report does not include a report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Remediation of Material Weaknesses

Our management has determined that these material weaknesses above were mainly caused by higher-than-expected attrition of personnel with U.S. GAAP reporting experience during the financial reporting season. Since such issue was identified, we have implemented, and will continue to implement, remedial measures to address this issue and to improve our internal control over financial reporting. Our audit committee has been actively involved during the preparation of our annual financial report, and, in 2007, we have hired a number of qualified personnel with accounting and financial reporting experience who are familiar with U.S. GAAP related matters, including income tax and inventory valuation. We will closely monitor the attrition of our accounting personnel and will maintain adequate human resources in financial reporting in the future. In addition, the Company is continuing to provide training programs related to SEC reporting and U.S. GAAP to our accounting and financial reporting personnel.

Changes in Internal Control

In our 2005 annual report on Form 20-F, we reported material weaknesses in our internal control over financial reporting in relation to (i) a lack of personnel with U.S. GAAP reporting experience, and (ii) the use of manual accounting systems that did not enable timely recording of transactions. In our attempt to remediate these previously reported material weaknesses and to enhance our overall control environment and corporate governance, we have undertaken significant efforts to strengthen our internal control over financial reporting and have implemented the following measures:

•	We have established an internal audit department consisting of a director, who reports directly to our audit committee.

•

Using the COSO framework as a guideline, we have designed and implemented internal control processes and procedures to improve our internal control over financial reporting. Such newly created processes and procedures have facilitated communications among our different departments and enabled us to formalize our control and procedures for financial reporting.

•	We have provided training to our key employees regarding internal control processes and procedures and our Code of Business Conduct and Ethics.

•	We officially launched our ERP system in January 2006, which allowed us to record transactions in a more timely and accurate manner.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Donald Lucas qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. A copy of the code is posted on our website at www.vimicro.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	For the Year Ended December 31,
	2005	2006
	(in US$ thousands)
Audit fees(1)	938	1,362
Audit-related fees(2)	850	1,263
Tax Fees(3)….	37	23

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed, under the category of “Audit-related fees” involve principally the issue of comfort letter and rendering of listing advice, internal control advisory services rendered in connection with Section 404 of the Sarbanes-Oxley Act of 2002, additional procedures during audit committee investigation, and other audit-related services.
(3)	“Tax fees” include fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Vimicro International Corporation and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Vimicro International Corporation (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.1	Specimen Certificate for Ordinary Shares of Vimicro International Corporation (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.2	Specimen American Depositary Receipt of Vimicro International Corporation (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.3	Form of Deposit Agreement among Vimicro International Corporation, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.1	Form of Shareholding Transfer Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.2	Reorganization and Subscription Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.3	Shareholders Agreement, dated as of October 12, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.4	Registration Rights Agreement, dated as of October 12, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.5	2004 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.8	Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.9*	Cooperation Agreement, dated December 22, 2006, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation.

4.10*	Supplementary Agreement, dated April 18, 2007, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation.

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

11.1	Code of Business Conduct and Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Zhonghan Deng
Name:	Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: July 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

        of Vimicro International Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Vimicro International Corporation (the “Company”) and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2(r) to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

July 16, 2007

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

			December 31
	Note		2005	2006
Assets

Current assets:
Cash and cash equivalents			100,610	114,834
Accounts receivable, net of provision for doubtful accounts of $20 and $51 as of December 31, 2005 and 2006, respectively.			4,003	6,315
Notes receivable			1,001	2,435
Inventories, net	3		21,173	11,955
Prepayments and other current assets	4		1,930	3,353
Deferred tax assets	12	(b)	3,208	170

Total current assets			131,925	139,062

Investment in an associated company	5		171	146
Property, equipment and software, net	6		4,960	8,498
Other assets			327	644

Total assets			137,383	148,350

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable			4,228	5,379
Taxes payable			3,550	1,500
Advances from customers			171	246
Due to an associated company			64	56
Accrued expenses and other current liabilities	7		9,080	6,072
Deferred grants			895	210

Total current liabilities			17,988	13,463

Non-current liabilities:
Deferred tax liabilities	12	(b)	230	30

Total liabilities			18,218	13,493

Commitments and contingencies (Note 15)

Shareholders’ equity:
Ordinary shares, $0.0001 par value. 484,352,868 shares authorized, 138,606,027 and 139,782,585 shares issued and outstanding as of December 31, 2005 and 2006, respectively	8		14	14
Additional paid-in capital	10		127,502	131,449
Deferred share-based compensation	10		(682)	—
Accumulated other comprehensive income			596	1,987
Accumulated deficit			(9,702)	(1,325)
Statutory reserve			1,437	2,732

Total shareholders’ equity			119,165	134,857

Total liabilities and shareholders’ equity			137,383	148,350

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

			Years ended December 31
	Note		2004	2005	2006
Net revenue	14		50,258	95,277	126,564
Cost of revenue			(32,404)	(58,943)	(86,183)

Gross profit			17,854	36,334	40,381

Operating expenses*:	2	(r)
Research and development, net	11		(6,290)	(8,102)	(17,320)
Selling and marketing			(7,118)	(5,118)	(5,365)
General and administrative			(10,883)	(6,076)	(10,863)
Loss from disposal of variable interest entity			(75)	—	—

(Loss) income from operations			(6,512)	17,038	6,833

Other income (expense):
Interest income			33	912	4,281
Interest expense			(27)	—	—
Tax refund	13	(a)	110	4	—
Others, net			99	(368)	(881)

(Loss) income before income taxes and share of loss of associated company and minority interest			(6,297)	17,586	10,233
Income taxes expense	12	(a)	(221)	(1,192)	(530)

Net (loss) income before share of loss of associated company and minority interest			(6,518)	16,394	9,703
Share of loss of associated company, net of tax			(4)	(4)	(31)

Net (loss) income before minority interest			(6,522)	16,390	9,672
Minority interest			910	—	—

Net (loss) income			(5,612)	16,390	9,672

Amount allocated to participating preferred shareholders			—	(2,169)	—

(Loss) income attributed to ordinary shareholders			(5,612)	14,221	9,672

Other comprehensive (loss) income:
Foreign currency translation adjustment			(1)	598	1,391

Comprehensive (loss) income			(5,613)	14,819	11,063

(Loss) income per share
-Basic			(0.07)	0.16	0.07
-Diluted			(0.07)	0.13	0.07

Weighted average number of ordinary shares outstanding
-Basic			82,147,440	89,638,512	137,592,825

-Diluted			82,147,440	105,412,376	146,962,266

* Components of share-based compensation for employees and non-employees are included in the following expense captions:
Research and development			(3,124)	(520)	(2,266)
Selling and marketing			(3,905)	(304)	(436)
General and administrative			(6,752)	(887)	(786)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except for number of shares data)

	Common shares		Additional Paid-in capital	Deferred share-based compensation	Accumulated other comprehensive income (loss)	Accumulated Deficit	Statutory reserve	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2004	82,147,440	8	23,395	—	(1)	(19,043)	—	4,359
Issuance of share options to employees	—	—	15,475	(15,475)	—	—	—
Issuance of share options to non-employees	—	—	2,284	—	—	—	—	2,284
Amortization of deferred share-based compensation	—	—	—	13,353	—	—	—	13,353
Net loss	—	—	—	—	—	(5,612)	—	(5,612)
Foreign currency translation adjustment	—	—	—	—	(1)	—	—	(1)

Balance as of December 31, 2004	82,147,440	8	41,154	(2,122)	(2)	(24,655)	—	14,383
Issuance of common shares during initial public offering	27,000,000	3	59,074	—	—	—	—	59,077
Conversion of redeemable convertible preferred shares	15,217,150	2	23,921	—	—	—	—	23,923
Exercise of share options (note 10)	14,241,437	1	3,082	—	—	—	—	3,083
Issuance of share options to non-employees	—	—	271	—	—	—	—	271
Amortization of deferred share-based compensation	—	—	—	1,440	—	—	—	1,440
Net income	—	—	—	—	—	16,390	—	16,390
Appropriation to statutory reserve	—	—	—	—	—	(1,437)	1,437	—
Foreign currency translation adjustment	—	—	—	—	598	—	—	598

Balance as of December 31, 2005	138,606,027	14	127,502	(682)	596	(9,702)	1,437	119,165
Exercise of share options (note 10)	1,426,558	—	1,171	—	—	—	—	1,171
Repurchase of early exercised share options	(250,000)	—	(30)	—	—	—	—	(30)
Issuance of share options to non-employees	—	—	799	—	—	—	—	799
Reversal of deferred share-based compensation under FAS 123(R) (note 10)	—	—	(682)	682	—	—	—	—
Share-based compensation expense (note 10)	—	—	2,689	—	—	—	—	2,689
Net income	—	—	—	—	—	9,672	—	9,672
Appropriation to statutory reserve	—	—	—	—	—	(1,295)	1,295	—
Foreign currency translation adjustment	—	—	—	—	1,391	—	—	1,391

Balance as of December 31, 2006	139,782,585	14	131,449	—	1,987	(1,325)	2,732	134,857

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2004	2005	2006
Cash flows from operating activities:
Net (loss) income	(5,612)	16,390	9,672
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	629	1,553	2,789
Provision for doubtful accounts	23	1	31
Amortization	394	—	—
Loss from disposal of variable interest entity	75	—	—
Share-based compensation to employees	13,353	1,440	2,689
Research and development consulting fee	428	271	799
Loss from disposal of property and equipment	23	50	282
Share of loss of an associated company	4	4	31
Minority interests	(910)	—	—
Changes in assets and liabilities:
Accounts receivable	73	(2,549)	(2,176)
Notes receivable	1,491	(812)	(1,370)
Inventories	(6,588)	(12,598)	9,532
Prepayments and other current assets	(1,198)	383	(1,335)
Deferred tax assets	(803)	(2,333)	3,042
Other assets	—	(323)	(300)
Accounts payable	1,864	1,226	1,292
Notes payable	108	—	—
Taxes payable	1,824	1,256	(2,011)
Advances from customers	(1,055)	137	81
Due to an associated company	—	16	(7)
Accrued expenses and other current liabilities	3,512	3,749	(2,849)
Deferred grants	53	180	(679)
Deferred tax liabilities	(189)	(452)	(199)

Net cash provided by operating activities	7,499	7,589	19,314

Cash flows from investing activities:
Proceeds received upon maturity of time deposits	500	—	—
Decrease in restricted cash	—	36	—
Purchase of property, equipment and software	(2,040)	(3,800)	(6,644)
Proceeds from disposal of property and equipment	—	—	27
Cash disposed with the disposal of variable interest entity	(189)	—	—

Net cash used in investing activities	(1,729)	(3,764)	(6,617)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2004	2005	2006
Cash flows from financing activities:
Repayment of short-term bank loans	(1,208)	—	—
Payment for repurchasing of early exercised shares	—	—	(30)
Net proceeds from initial public offering	—	59,077	—
Net proceeds from issuance of redeemable convertible preferred shares	23,923	—	—
Proceeds from exercise of share options	—	3,083	1,171

Net cash provided by financing activities	22,715	62,160	1,141

Effect of exchange rate changes on cash	—	33	386

Net increase in cash	28,485	66,018	14,224

Cash at beginning of year	6,107	34,592	100,610

Cash at end of year	34,592	100,610	114,834

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	27	—	—
Income taxes	92	1,356	1,888

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Vimicro International Corporation (the “Company”) was incorporated under the laws of the Cayman Islands on February 24, 2004 as an exempted company with limited liability. It holds 100% of the equity interest of Vimicro Corporation (“Vimicro China”) which was established on October 14, 1999 in the People’s Republic of China (the “PRC”) as a limited liability company with an approved operating period of thirty years. The company also holds 100% of the equity interest of Vimicro Technology Corporation (“Vimicro Technology”) which was incorporated in Shenzhen, PRC in November 2006 to facilitate domestic sales and perform research and development. It has an approved operating period of twenty years. There were no activities in Vimicro Technology in 2006.

Vimicro China has two wholly-owned subsidiaries, Viewtel Corporation (“Viewtel”) and Vimicro Electronics International Limited (“Vimicro Electronics”). Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development work. Vimicro Electronics was established in Hong Kong in May 2002 to facilitate international sales.

The Company, Vimicro China, Viewtel, Vimicro Electronics and Vimicro Technology, are hereinafter collectively referred to as the “Group”.

In December 2002, Vimicro China formed a company named Shanghai Pudong Micro-electronics Development Corporation (“SPMC”), with two other investors, Silicon Rain Technology (incorporated in the United States of America) and Shanghai Pudong Software Park (incorporated in the PRC) in Shanghai, to develop analog integrated circuit (“IC”) products. Although the Group owned only 32.5% equity interest in SPMC, it had an exclusive distribution right to all products developed by SPMC and was able to purchase them at cost and shared 40% of the gross profit derived from the sale of these products with SPMC. The Group had evaluated its relationship with SPMC in 2004 based on its investment and contractual relationships and considered SPMC its variable interest entity, while itself a primary beneficiary. The Group consolidated the financial position and operating results of SPMC from January 1, 2003 until December 23, 2004 when the Group disposed of its equity interest in SPMC and terminated the exclusive distribution arrangement. The net asset value of SPMC was approximately $229,000 as of December 23, 2004. SPMC incurred a net loss of approximately $1,348,000 for the period from January 1 to December 23, 2004. The net loss of SPMC attributable to the Company was approximately $438,000 for the period from January 1 to December 23, 2004.

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

In order to complete the Reorganization, the Company was required by the relevant PRC laws and regulations to pay cash to acquire the equity interest of Vimicro China from each former owner of Vimicro China who was a PRC entity or resident (each, a “PRC shareholder”). Shortly after the completion of its issuance and sale of preferred shares on October 12, 2004, the Company had applied part of its preferred shares issuance proceeds as payment to the PRC shareholders, amounting to US$8.4 million, for their 82.42% equity interest in Vimicro China. On November 19, 2004, these PRC shareholders and/or their respective nominees used the same amount of cash to subscribe for a total of 67,709,940 fully paid ordinary shares, which represents 82.42% of total outstanding share capital, of the Company after the Reorganization.

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

The Reorganization described in Note 1 was treated as capital stock reorganization and Vimicro China is considered as the predecessor of the Company. The consolidated financial statements are presented as if the Company was in existence for all periods presented.

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its wholly-owned subsidiaries for all years presented and its variable interest entity, SPMC from January 1, 2004 to December 23, 2004.

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

All significant inter-company transactions and balances, and any unrealized gains arising from inter-company transactions, are eliminated in consolidation. Unrecognized gains arising from transactions with the associated company are eliminated to the extent of the Group’s interest in the associated company, against the investment in the associated company. Unrecognized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property, equipment and software, realization of deferred tax assets, provision for doubtful accounts, write-down of inventories and share-based compensation expenses.

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

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2004, 2005 and 2006, the top ten customers accounted for approximately 89%, 76% and 76% of total product revenue respectively. The Group cannot assure that these customers will continue to purchase products from them.

The following table summarizes the customers who accounted for more than 10% of the total revenue for the years ended December 31, 2004, 2005 or 2006:

	Years ended December 31
	2004	2005	2006
Customer A	31%	22%	5%
Customer B	29%	25%	28%
Customer J	—	4%	11%

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(e)	Risks and uncertainties and concentration of credit risk (cont’d)

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2005 or 2006:

	As of December 31
	2005	2006
Customer A	10%	3%
Customer E	18%	4%
Customer I	13%	4%
Customer K	7%	18%
Customer O	8%	21%
Customer P	—	14%
Customer Q	—	16%

The Group relies on a few foundries for wafers and several companies for assembly and testing services for the existing products. The ability of each foundry to provide wafers is limited by the foundry’s available capacity. Moreover, the price of wafers may fluctuate based on the available industry capacity. The Group does not have long-term supply contracts with any of these foundries or assembly and testing houses. Therefore, the Group cannot be certain that these foundries and assembly and testing houses will allocate sufficient capacity to satisfy its requirements. If the Group is not able to obtain the necessary foundry capacity and assembly and testing capacity to produce the required volume for its customers in a timely manner, both its relationships with the customers and operating results would be adversely impacted.

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. The Group performs ongoing credit evaluations of its customers’ financial conditions and, generally, requires no collateral or third party guarantee.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

(f)	Fair value of financial instruments

The carrying amounts of the Group’s receivables, payables and accrued liabilities approximated their fair values as of the balance sheet dates due to their short maturities and the interest rates currently available.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(g)	Cash and cash equivalents

Cash and cash equivalents represents cash on hand and deposits placed with banks or other financial institutions, which are repayable on demand and have original maturities of three months or less.

(h)	Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted average basis. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

(i)	Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and impairment loss.

Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment loss, if any, over their estimated useful lives on a straight line basis. The estimated useful lives and residual values are as follow:

	Estimated useful lives	Residual value
Equipment and office furniture	5 years	10%
Leasehold improvements	Shorter of the lease term or the estimated useful lives	—
Mask and tooling	2 years	—
Motor vehicles	5 years	10%
Software	3 to 5 years	0 to 10%

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

(j)	Allowance for doubtful accounts

Provisions are made against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision, if any. The Group has recorded $20,000 and $51,000 as of December 31, 2005 and 2006, respectively of allowance for doubtful accounts.

(k)	Impairment of long-lived assets

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(l)	Revenue recognition

The Group recognizes revenue from the sales of products on a gross basis when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title have occurred, as well as fixed or determinable pricing and probable collectibility has been assured.

Volume-based sales rebates on selected products are given to certain customers when the customers have completed a specified cumulative level of sales transactions. The cost of such rebates are accrued in accordance with EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product)”, by reducing the underlying sales transactions that are instrumental to earning the rebates based on the estimated number of customers that will ultimately earn and claim the rebates.

Payments received from customers in advance of shipment are recorded as advances from customers.

(m)	Research and development costs

Research and development costs are charged to expense as incurred.

(n)	Research and development grants

Research and development grants received from PRC government agencies or private enterprises are recognized as deferred grants and offset against the corresponding research and development expenses as and when they are incurred for the research and development projects for which these grants are received.

(o)	Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $113,000, $652,000 and $678,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

(p)	Income taxes

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(q)	Foreign currency translation

The functional currencies of the Company and its subsidiaries and consolidated variable interest entity are their respective local currencies. Assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the year. These exchanges differences are included in the consolidated statement of operations. The reporting currency of the Group is the United States Dollar (“USD”).

Those entities that use a different functional currency are translated into USD using the applicable exchange rates quoted by the Bank of China at balance sheet dates for assets and liabilities and average exchange rates are used for the statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as foreign currency translation adjustment in other comprehensive income (losses) in the shareholders’ equity.

(r)	Share-based compensation

The Company adopted SFAS 123R using the modified prospective transition approach from January 1, 2006, prior to which the Company accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations thereof. Pursuant to SFAS 123R, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair values of share option and restricted share on the dates of grant. The Company continues to account for share options that were granted prior to the initial public filing of the Company’s F-1 registration statement with the United States Securities and Exchange Commission (“SEC”) on October 24, 2005 that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of SFAS 123R is computed based on the grant date fair values of those awards. The Company does not receive any tax benefits or deductions from awards exercised.

The Company recognizes share-based compensation using the accelerated method for all share-based awards issued prior to January 1, 2006. The Company has elected to recognize share-based compensation after the date of adoption of SFAS 123R using the straight-line method for all share-based awards issued after January 1, 2006, which results in the recognition of less share-based compensation in the first several years during the vesting period compared to that which would have been recognized had the Company used the accelerated method. Forfeitures were estimated based on historical experience and are periodically reviewed.

The Company accounts for share awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Under SFAS 123R and EITF 96-18, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

(r)	Share-based compensation (cont’d)

Prior to the Company’s initial public filing, the Company accounted for employee share-based compensation using the intrinsic value method prescribed by APB 25 and applied the disclosure provisions of SFAS 123, as amended by SFAS 148 as if the minimum value method had been applied.

For share-based awards granted from the period between the initial public filing to December 31, 2005, the Company accounted for employee share-based compensation using the intrinsic value method prescribed by APB 25 and applied the disclosure provisions of SFAS 123, as amended by SFAS 148 as if the fair value method had been applied. If the fair value method had been used, the Company’s net income and net income per share for the year ended December 31, 2005 would have been adjusted to the pro forma amounts below:

Year ended December 31,
2005
(in thousands of U.S. dollars except per share data)
Net income, as reported	16,390
Add:Share-based employee compensation expense recognized in net income	—
Deduct: Share-based employee compensation expense determined under the fair value method for all employee awards *	(322)

Pro forma net income	16,068

Pro forma net income attributable to preferred shareholders	(2,146)

Pro forma net income attributable to ordinary shareholders	13,922

Income per share, as reported
Basic	0.16

Diluted	0.13

Income per share, pro forma
Basic	0.16

Diluted	0.13

*	Employee awards granted from the period between the initial public filing to December 31, 2005.

Share-based employee compensation expense

The Company recorded $13,353,000, $1,440,000 and $2,527,000 in expense for share options for each of the years ended December 31, 2004, 2005 and 2006, respectively. In addition, for the year ended December 31, 2006, the Company recognized share-based compensation expenses of approximately $162,000 for restricted shares.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(s)	Employee social security and welfare benefit plans

All Chinese employees of the Company’s PRC entities and the variable interest entity participate in employee social security plans, including pension, medical, housing and other welfare benefits, organized and administered by relevant government authorities. The premiums and welfare benefit contributions that are borne by these entities are calculated based on percentages of the total salary of employees, subject to certain ceilings and are paid to the respective labor and social welfare authorities. The PRC government is responsible for the welfare benefit for the retired employees. The Group has no obligation for post retirement or other welfare benefits beyond the annual contributions.

The welfare benefits expenses were approximately $550,000, $969,000 and $1,856,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

(t)	Profit appropriation

The PRC entities and variable interest entity of the Group are required to make appropriations to statutory reserve funds based on after-tax net income, after recouping prior years’ losses, determined in accordance with PRC GAAP.

Vimicro China is a wholly foreign-owned enterprise established in the PRC. In accordance with the “The Law of the People’s Republic of China on Enterprises Operated Exclusively with Foreign Capital”, Vimicro China should set aside at least 10% of its net profit, after recouping prior years’ losses, determined under PRC GAAP to a statutory reserve fund before distributions to investors. The appropriation of the net profit to the statutory reserve fund must be made annually until the accumulated reserve fund exceeds 50% of Vimicro China’s registered capital.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(t)	Profit appropriation (cont’d)

During the year ended December 31, 2004, there was no profit appropriation to statutory reserve funds because both Vimicro China and the variable interest entity were in an accumulated deficit position as determined in accordance with PRC GAAP.

During the years ended December 31, 2005 and 2006, Vimicro China and the appropriated approximately $1,437,000 and $1,295,000 respectively to this statutory reserve fund, which is not available for distribution except in liquidation.

(u)	Segment reporting

The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its business as a single segment.

(v)	Comprehensive income (loss)

Comprehensive income is defined as the changes in equity of a business enterprise during a period from transactions and other events or circumstances from non-owner sources. Comprehensive income includes foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries and variable interest entity.

(w)	Income (loss) per share

The Group has computed net income per share under two methods, basic and diluted. Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted net income per share is computed by dividing net income by the sum of the weighted average number of ordinary shares outstanding and potential ordinary shares when dilutive.

The following table sets forth the computation of basic and diluted net income attributable to ordinary shareholders per share:

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(w)	Income (loss) per share (cont’d)

	Year ended December 31,
	2004	2005		2006
	(in thousands of U.S. dollars except per share data)
Numerator:
Net (loss) income	(5,612)	16,390		9,672
Amount allocated to participating preferred shareholders	—	(2,169)		—

Numerator for basic (loss) income per share	(5,612)	14,221		9,672
Effect of redeemable convertible preferred shares	— *	—	*	—

Numerator for diluted (loss) income per share	(5,612)	14,221		9,672

Denominator:
Weighted-average ordinary shares outstanding (excluding restricted shares)	82,147	89,639		137,593
Effect of dilutive share options (including restricted shares)	— *	15,774		9,369
Effect of redeemable convertible preferred shares	— *	—	*	—

Denominator for diluted income per share	82,147	105,413		146,962

Basic (loss) income per share	(0.07)	0.16		0.07

Diluted (loss) income per share	(0.07)	0.13		0.07

*	These potentially dilutive securities were not included in the calculation of dilutive income (loss) per share because of their antidilutive effect.

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on their participating rights. The Company’s Series A Preferred Shares are participating securities and were included in the computation of basic income per share for the year ended December 31, 2005. For the year ended December 31, 2004, the Company incurred losses of $5,612,000 and it was determined that the preferred shareholders have no obligation to share in the losses of the Company and therefore the dilutive effect of the preferred shares was not included in the computation of basic loss per share.

Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(w)	Income (loss) per share (cont’d)

Potentially dilutive securities that were not included in the calculation of diluted income per share because of their anti-dilutive effects include the Company’s share options of 1,857,700 and 12,850,200 as of December 31, 2005 and 2006 respectively. Potentially dilutive securities that were not included in the calculation of diluted loss per share because of their anti-dilutive effects include the Company’s share options of 27,395,158 and preferred shares of 15,217,150 as of December 31, 2004.

(x)	Operating leases

Rental payments under operating leases are charged to expense based on a straight line method over the period of the leases.

(y)	Recent accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company starting January 1, 2008. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position, cash flows and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize and disclose in its financial statements the impact of a tax position if that position is more likely than not of being sustained on tax audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company has evaluated the impact of FIN 48 and believes that it has no material impact on its consolidated financial position, cash flows and results of operations.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(y)	Recent accounting pronouncements (cont’d)

In June 2006, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 06-3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF 06-3 will be effective for the Company starting January 1, 2007. The Company does not believe that the application of EITF 06-03 will have a material effect on its financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement if not required under U.S. GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS 159 will have a significant impact on its financial position, result of operations or cash flows.

3.	INVENTORIES

	As of December 31
	2005	2006
	(in thousands)
Finished goods	6,587	7,429
Work in process	14,586	4,526

	21,173	11,955

Work in process was written down to net realizable values by approximately $262,000 and $1,525,000 as of December 31, 2005 and 2006, respectively. Finished goods were written down to net realizable values by approximately $468,000 and $1,056,000 as of December 31, 2005 and 2006, respectively.

4.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2005	2006
	(in thousands)
Receivable from employees	214	103
Hong Kong withholding tax refundable (Note 12(a))	—	982
Other receivables	220	267
Prepayments to suppliers and other third parties	1,139	2,001
Refundable business tax (Note 13(b))	357	—

	1,930	3,353

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

5.	INVESTMENT IN AN ASSOCIATED COMPANY

	As of December 31
	2005	2006
	(in thousands)
Cost	247	256
Share of loss of an associated company	(76)	(110)

	171	146

As of December 31, 2006, the details of investment in associated company were as follows:

Name	Place and date of incorporation	Percentage of equity interest held	Fully paid and registered capital*	Principal activities
Shenzhen Haoxing Information Technology Corporation (“HIT”)	The PRC, June 10, 2002	50.0%	US $483,000	Design and sales of consumer electronic products

*	This amount was translated from Renminbi at the then historical rate.

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2005	2006
	(in thousands)
Cost:
Equipment and office furniture	2,291	5,043
Leasehold improvements	897	945
Mask and tooling	1,751	2,815
Motor vehicles	686	820
Software	1,770	2,956
Construction in progress	—	18

	7,395	12,597
Less: accumulated depreciation	(2,435)	(4,099)

	4,960	8,498

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 were approximately $ 629,000, $ 1,553,000 and $2,789,000 respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2005	2006
	(in thousands)
Accrued salary and welfare expenses	2,770	944
Accrued professional fees	3,034	1,990
Accrued sales rebates	1,201	157
Other payables	1,728	2,624
Other accrued expenses	347	357

	9,080	6,072

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

8.	SHAREHOLDERS’ EQUITY

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

In October 2005, certain share option holders exercised their options totaling 14,241,437 shares, among which 2,715,000 options were not vested. These early exercised shares had the following features:

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

Early exercised Ordinary Shares are excluded from basic EPS until the shares are vested and the Company’s right to repurchase these shares has lapsed. From the date of exercise to December 31, 2005, 745,000 shares out of 2,715,000 restricted Ordinary Shares became vested and treated as Ordinary Shares. During year 2006, 1,320,000 shares became vested and treated as Ordinary Shares.

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

15,217,150 Preferred Shares were converted into an equal number of ordinary shares effective upon the completion of the Company’s initial public offering. (Refer to Note 9)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

9.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

In October 2004, the Group issued an aggregate of 15,217,150 shares of redeemable convertible preferred shares (“Preferred Shares”) in a private placement at a price of $1.5977 per share to a group of institutional and private investors (collectively, the “Preferred Shareholders”). The preferred shareholders were entitled certain preference, such as liquidation, redemption and dividend preferences over Ordinary Shareholders. All preferred shares were converted automatically into equal number of ordinary shares in November 2005 upon the initial public offering of the ADS of the company.

As of December 31, 2005 and 2006, there were no preferred shares issued and outstanding.

10.	SHARE-BASED COMPENSATION

The Company has three share option plans to honor the contributions of employees and non-employee consultants. The first plan is a discretionary share option plan adopted in March 2004 concurrent with the Reorganization of the Company. The second share option plan was adopted in March 2004 (the “2004 Plan”). The third plan was later adopted in November 2005 (the “2005 Plan”) to replace the 2004 Plan. Details of each plan and the respective share-based compensation are as follows:

No income tax benefit was recognized in the statements of operations for share-based compensation arrangements for the years ended December 31, 2004, 2005 and 2006 as no tax deduction was claimed.

The Company expects to issue new ordinary shares to satisfy share option exercises.

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

In March 2004, the shareholders of the Company passed a resolution to grant a total of 17,574,448 discretionary share options to employees of Vimicro China at an exercise price ranging from $0.01 to $0.60 each, and a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 6,690,898 of these discretionary share options were immediately vested to honor the previous promised provisionally issuable share options, with the remaining 10,883,550 options to be vested over a period of 1 to 5 years for future services. The fair value of the Company’s ordinary shares as of March 2004 of $1.14 per share and the intrinsic value ranging from $0.54 to $1.13 per share have been used to measure the compensation expenses. Prior to the adoption of FAS 123(R), the Company recognized compensation expenses under APB 25 of approximately $13,353,000, $1,440,000 for the years ended December 31, 2004 and 2005, respectively. After the adoption of FAS 123(R), the Company recognized compensation expenses of approximately $199,000 for the year ended December 31, 2006.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

Non-employee options:

In March 2004, the shareholders of the Company passed a resolution to grant a total of 2,323,500 discretionary share options to non-employee consultants at an exercise price ranging from $0.01 to $0.60 each and a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 2,050,500 of these discretionary share options were immediately vested to honor the previous provisionally issued share options due to non-employee consultants for services previously rendered, with the remaining 273,000 options to be vested over a period ranging from 1 to 4 years for future services. The Company recorded consultancy fees with respect to research and development activities of approximately $413,000, $145,000 and $155,000 for the years ended December 31, 2004, 2005 and 2006 respectively.

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

The 2004 Plan was terminated in November 2005, and the remaining options available for grant were transferred to the 2005 Share Option Plan.

Employee options:

Under the 2004 Plan, the Company granted share options to employees as summarized below:

Date of grant	Number of shares	Exercise price
2004-10-14	7,305,400	1.60
2005-01-31	178,700	1.80
2005-05-02	497,000	2.10
2005-08-12	1,045,100	3.00
2005-10-28	980,400	2.50

Prior to the adoption of FAS 123(R), the Company did not recognize compensation expenses in connection with these options granted because the exercise price of these options was greater than the estimated fair value of the underlying Ordinary Shares as of each grant date. After the adoption of FAS 123(R), the Company recognized compensation expenses of approximately $449,000 for the year ended December 31, 2006, related to the 980,400 option granted on October 28, 2005 which was valued using the fair-valued

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

method. For the other options which were valued using the minimum value method, following the transition provision of FAS123R, the Company continued to account for the portion of awards outstanding using APB25, which was the accounting principle originally applied.

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted share options to non-employees as summarized below:

Date of grant	Number of shares	Exercise price
2004-10-14	286,800	1.60
2005-01-31	60,000	1.80
2005-05-02	160,000	2.10
2005-10-28	158,000	2.50

The Company estimated that the fair values of the consultancy services provided approximate the estimated fair values of the share options granted to the consultants. The Company recorded consultancy fee expense with respect to research and development activities of approximately $15,000, $126,000 and $294,000 for the years ended December 31, 2004, 2005 and 2006 respectively.

2005 Share Option Plan:

Employee options:

In November 2005, the shareholders of the Company passed a resolution to adopt a 2005 Share Option Plan (the “2005 Plan”) to replace the 2004 Plan that provides for the granting of share options to employees and non-employee consultants of the Company. All 3,065,505 share options, which were not issued under the 2004 option Plan were transferred to the 2005 Plan. Subsequently, another 10,000,000 shares were authorized for future grant. Option grants thereafter shall be made under the new 2005 Plan and no new options shall be granted under the 2004 Plan. The Company has reserved 13,065,505 Ordinary Shares for grant under the 2005 Plan. On December 14, 2006, another 8,000,000 share options was authorized for grants in year of 2007.

Options granted under the 2005 Plan have a vesting period of 5 years. The vesting schedule is as follows:

•	20% of the share options will vest 1 year after the grant date, and subsequently,

•	10% of the share options shall vest semi-annually over the next 4 years.

Each granted option has a term of 10 years from the date of grant. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

Under the 2005 Plan, the Company granted share options to employees as summarized below:

Date of grant	Number of shares	Exercise price
2005-12-26	313,200	2.27
2006-02-09	62,000	2.82
2006-03-03	480,200	2.79
2006-04-03	1,200,000	2.79 and 2.82
2006-04-03	550,000	4.55
2006-05-19	187,500	4.23
2006-06-12	387,500	3.37
2006-07-13	269,500	2.48
2006-08-09	7,200,000	2.50
2006-08-10	488,000	2.52
2006-09-12	216,000	2.58
2006-10-19	427,000	3.14
2006-11-13	119,000	2.75
2006-12-19	207,500	2.53

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

The Company recognized $1,879,000 in share-based compensation expense, representing the grant date fair value of these options for the year ended December 31, 2006.

There was no compensation cost capitalized as part of fixed assets for the years ended December 31, 2004, 2005 and 2006.

Restricted shares - employees:

Under the 2005 Plan, the Company granted restricted shares to employees with a vesting period of 5 years as summarized below:

Date of grant	Number of shares
2006-03-03	135,000
2006-04-03	445,000
2006-06-12	21,000
2006-11-13	1,600

The vesting schedule is as follows:

•	40% of the restricted shares will vest 2 years after the grant date

•	10% of the shares will vest semi-annually over the next 3 years.

The Company recognized $162,000 in share-based compensation expense for the year ended December 31, 2006.

Non-employee options:

Under the 2005 Plan, as of December 31, 2006, for the service of non-employee consultants, the Company granted share options to non-employees as summarized below:

Date of grant	Number of shares	Exercise price
2006-02-09	71,500	2.82
2006-03-03	120,000	2.79
2006-04-03	10,000	4.55
2006-06-12	20,000	3.37
2006-07-31	800,000	1.60
2006-09-12	40,000	2.58
2006-10-19	50,000	3.14

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

The Company estimated that the fair values of the consultancy services provided approximate the estimated fair values of the share options granted to the consultants. The Company recorded consultancy fee expense with respect to research and development activities of approximately $277,000 for the year ended December 31, 2006.

Restricted shares - Non-employees:

Under the 2005 Plan, the Company granted 200,000 restricted shares to non-employee with a vesting period of 3 years. The vesting schedule is that 1/36 of the restricted shares will vest each month after the grant date.

The Company recognized $73,000 in expense for the year ended December 31, 2006.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

A summary of all share options granted (including to both employees and non-employees) as of December 31, 2006 is presented below:

	Number of options	Weighted average exercise price
Balance at December 31, 2005	15,014,138	1.32
Options granted	12,905,700	2.66
Early exercise options repurchased	250,000	0.12
Options exercised	(1,426,558)	0.82
Options forfeited	(2,635,748)	1.99
Balance at December 31, 2006	24,107,532	1.98
Vested and expected to vest at December 31, 2006	22,655,708	1.93

Total intrinsic value of options exercised for the three years ended December 31, 2004, 2005 and 2006 was Nil, Nil and $2,601,000, respectively.

The weighted-average grant date fair value of options granted for each of the years ended December 31, 2004, 2005, and 2006 was $0.69, $0.65, and $1.96, respectively.

As of December 31, 2006, there was $16,779,000 unrecognized share-based compensation cost related to share options. The unrecognized share-based compensation expense is expected to be recognized over a weighted average vesting period of 3.41 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

A summary of restricted shares granted (including to both employees and non-employees) as of December 31, 2006 is presented below:

Restricted Shares	Number of restricted shares	Weighted average Grant date Fair value
Non-vested at December 31, 2005	—	—
Granted	802,600	3.75
Vested	(22,222)	—
Forfeited	(285,000)	4.55
Non-vested at December 31, 2006	495,378	3.35

As of December 31, 2006, there was $795,000 unrecognized share-based compensation cost related to restricted shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted average vesting period of 4.30 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

The effects of application of SFAS 123(R) on the consolidated statements of operations for the year ended December 31, 2006 are summarized as follows (in thousands, except per share data):

Year Ended December 31, 2006
Decrease in net income from continuing operations	2,108
Decrease in income before income tax expense	2,108
Decrease in net income	2,108
Decrease in basic net income per share	0.02
Decrease in diluted net income per share	0.01

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

The following table summarizes information with respect to options outstanding as of December 31, 2006:

	Options outstanding				Options exercisable
Range of exercise price	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Intrinsic value as of Dec.31, 2006	Number of options exercisable	Weighted- average exercise price	Intrinsic value as of Dec.31, 2006
0.01-0.03	597,500	7.21	0.01	1,514,391	545,000	0.01	1,381,145
0.12-0.20	1,305,100	7.21	0.12	3,169,128	1,213,100	0.12	2,945,612
0.24-0.32	821,000	7.21	0.24	1,894,345	816,000	0.24	1,882,800
0.42-0.48	240,700	7.21	0.42	511,339	19,200	0.47	39,918
0.60	1,331,000	7.21	0.60	2,592,243	631,000	0.60	1,228,930
1.60	5,877,284	7.79	1.60	5,595,098	2,280,729	1.60	2,171,938
1.80	196,048	8.08	1.80	147,036	58,230	1.80	43,673
2.10	527,000	8.33	2.10	237,150	156,900	2.10	70,605
2.27	274,700	9.00	2.27	76,916	49,460	2.27	13,849
2.48-2.58	9,364,100	9.53	2.50	429,446	205,100	2.50	10,255
2.75-2.82	1,395,900	9.21	2.82	—	7,240	2.79	—
3.00-3.37	1,521,200	9.17	3.13	—	176,540	3.00	—
4.23-4.55	656,000	9.29	4.46	—	—	—	—

	24,107,532			16,167,092	6,158,499		9,788,725

The estimated grant date fair values of each option for employee and non-employee range from $nil to $3.36 and $1.15 to $4.41, respectively, based on market price of the underlying Ordinary Shares, the exercise prices of the options, and the following assumptions input into the Black-Scholes option-pricing model.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

Employee:

	2004	2005	2006
Risk-free interest rates (%) (1)	2.66-3.26	2.66-4.46	4.55-5.05
Expected life (2)	5 years	5 years	6.4 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	0	0 and 65	65

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term 5 years or 7 years which is approximately consistent with the expected life of the awards.
(2)	The Company uses the simplified method specified in SAB 107 to calculate the expected life of stock options for employees.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)	Prior to the Company’s public filing, the Company applied the minimum value method. Subsequent to the Company’s public filing, the Company used the average volatilities of the 4 most comparable companies as its estimated volatility.

Non-employee:

	2004	2005	2006
Risk-free interest rates (%) (1)	2.66-3.26	2.66-4.46	4.60-5.10
Expected life (2)	5 years	5 years	5 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	39.66	39.66 and 65	65

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term 5 years consistent with the expected life of the awards.
(2)	The Company uses the contractual term 5 years as the expected life of stock options for non-employees.
(3)	The Company currently has no history or expectation of paying dividends on its common stock.
(4)	The Company used the average volatilities of the 4 most comparable companies as its estimated volatility.

11.	RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2004	2005	2006
	(in thousands)
Research and development	8,582	10,023	20,584
Less: Grants	(2,292)	(1,921)	(3,264)

Research and development, net	6,290	8,102	17,320

There is no assurance that the Company will continue to receive such grants.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

12.	TAXATION

(a)	Income taxes

Income taxes of the Group are as follows:

	Years ended December 31
	2004	2005	2006
	(in thousands)
Current income tax (expense) benefit	(1,654)	(3,378)	2,046
Deferred income tax benefit (expense)	1,433	2,186	(2,576)

Income tax expense	(221)	(1,192)	(530)

The components of (loss) income before income taxes are as follows:

	Years ended December 31
	2004	2005	2006
	(in thousands)
Income arising from China operations	8,018	18,709	13,132
(Loss) income arising from non-China operations	(14,315)	(1,123)	(2,899)
- U.S.	117	78	347
- Hong Kong	(414)	(124)	(1,858)
- Cayman	(14,018)	(1,077)	(1,388)

(Loss) income before income taxes and share of loss of associated company	(6,297)	17,586	10,233

Income tax expense relating to China operations	(128)	(983)	(598)
Income tax (expense) benefit relating to non-China operations	(93)	(209)	68
- U.S.	(58)	(8)	(133)
- Hong Kong	(35)	(201)	201

	(221)	(1,192)	(530)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

12.	TAXATION (CONT’D)

(a)	Income taxes (cont’d)

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

On March 8, 2004, Vimicro China was approved as a “Foreign Investment Advanced Technology Enterprise” by the Ministry of Commerce of the People’s Republic of China, and is entitled to a preferential tax rate at 10% for 3 years from 2006 to 2008.

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

Vimicro China as an advanced technology enterprise is entitled to an extra 50% R&D expense deduction.

The composition of income tax expense relating to China operations is as follows:

	Years ended December 31
	2004	2005	2006
	(in thousands)
Current income tax (expense) benefit	(1,614)	(3,032)	2,178
Deferred income tax benefit (expense)	1,486	2,049	(2,776)

Income tax expense	(128)	(983)	(598)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for the Company’s China operations:

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

12.	TAXATION (CONT’D)

(a)	Income taxes (cont’d)

The People’s Republic of China (cont’d):

	Years ended December 31
	2004	2005	2006
Statutory tax rate	33%	33%	33%
Effect of preferential tax treatment	(24)%	(26)%	(23)%
Additional R&D deduction	(1)%	(1)%	(5)%
Non-taxable income	(3)%	—	—
Non-deductible expenses	1%	—	—
Change in tax rate	—	(1)%	—
Change in valuation allowance	(4)%	—	—

Effective income tax rate	2%	5%	5%

The following table sets forth the effects of the tax holidays granted to the entities of the Company for the periods presented:

	Years ended December 31
	2004	2005	2006
	(in thousands, except per share amount)
Tax holiday effect	2,045	4,771	3,020

Basic net income per share effect	0.02	0.05	0.02

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax and federal income tax at different tax brackets, depending upon taxable income levels. Viewtel had income tax expenses of approximately $58,000, $8,000 and $132,650 in 2004, 2005 and 2006, respectively.

Hong Kong

Vimicro Electronics, the Hong Kong subsidiary, is subject to an applicable Hong Kong profit tax rate of 17.5% in 2004 and 2005 respectively. Vimicro Electronics had income tax expenses of approximately $35,000 and $201,000 in 2004 and 2005, respectively.

Under the current tax laws of Hong Kong, an entity established outside of Hong Kong is subject to a 5.25% withholding tax on royalty income received from an entity established in Hong Kong, regardless of whether the two entities are under common control

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

by the same holding company. Vimicro Electronics makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Accordingly, Vimicro China is subject to a 5.25% withholding tax on royalties received from Vimicro Electronics, which Vimicro Electronics withholds and pays over to the tax authorities in Hong Kong on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of withholding tax paid on royalty income to Hong Kong tax authority can be treated as a foreign tax credit by Vimicro China. Thus, it can be used to offset the tax payable on the same source of income for PRC tax purpose.

In connection with the offshore position filed by Vimicro Electronics in 2006, the Company assessed and concluded it is more likely than not that Vimicro Electronics would satisfy the requirements of obtaining offshore status and would not be subject to Hong Kong withholding tax on royalty income. Accordingly, the Vimicro Electronics recorded a withholding tax refundable of approximately $982,000 as of December 31, 2006. In addition, Vimicro Electronics reversed all tax account balances related to the onshore filing positions and recognized a tax benefit of approximately $201,000 for the year ended December 31, 2006, as a result of changes in its filing position.

(b)	Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of year end are as follows:

	As of December 31
	2005	2006
	(in thousands)
Deferred tax assets
Differences in tax basis for property, equipment and software	1	—
Provision for doubtful debts and slow-moving inventories	125	19
Royalty withholding tax	2,605	—
Operating loss carry forwards	121	—
Other accruals	356	151
Valuation allowance	—	—

Net deferred tax assets	3,208	170
Less: Current portion of deferred tax assets	(3,208)	(170)

Deferred tax assets, non-current	—	—

Deferred tax liabilities
Differences in tax basis for property equipment and software	230	30

Total deferred tax liabilities, non-current	230	30

PRC

Subject to the approval of the relevant tax authorities, Vimicro China had deferred tax assets consisting of deductible temporary differences totaling approximately $2,935,000 (mainly relating to the royalty withholding tax of Vimicro Electronics, see Note 12(a)) and $168,000 at December 31, 2005 and 2006 respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

During the year ended December 31, 2006, Vimicro Electronics filed its offshore position. Accordingly, Vimicro China reversed its previously recognized deferred tax asset of approximately $2,605,000 in connection with the withholding tax on royalty income from Vimicro Electronics, and at the same time, Vimicro China also recorded a payable to the PRC tax authorities for the amount of approximately $1,015,000 for the foreign tax credit previously claimed on the withholding tax.

As of December 31, 2005 and 2006, no valuation allowance was provided against the deferred tax asset as it is more likely than not that such assets will be realized.

USA

Viewtel had no material deferred tax assets and liabilities as of December 31, 2005 and 2006.

Hong Kong

Subject to the approval of the relevant tax authorities, Vimicro Electronics had deferred tax assets that consisting of net operating loss carry forwards and deductible temporary differences totaling approximately $272,000 in 2005. As Vimicro Electronics filed an offshore claim for Hong Kong tax purpose in 2006, all deferred tax assets and liabilities previously recognized under the onshore position have been reversed as of December 31, 2006.

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

For the years ended December 31, 2004, 2005 and 2006, tax refunds amounting to approximately $110,000, nil and nil, respectively, were recorded as other income after obtaining the required approval from the relevant tax authorities.

(b)	PRC Business Tax (“BT”)

According to PRC business tax policy, service income generally is subject to BT at 5%. Vimicro China is entitled to BT exemption on income arising from or related to technology transfers provided these technology transfer agreements are registered with the relevant government agencies. Vimicro China also has incidental customer technology service income which is subject to BT at 5%.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

14.	SEGMENT REPORTING

The Group operates in a single business segment. The following table summarizes information regarding the distribution of revenue based on point of sale and long-lived assets by geographic region:

	Years Ended December 31,
	2004	2005	2006
	(in thousands)
Revenue distribution
Mainland China	3,745	5,567	5,528
Hong Kong	46,513	89,710	121,036

	50,258	95,277	126,564

	As of December 31,
	2005	2006
	(in thousands)
Long-lived Assets
Mainland China	4,233	5,929
Hong Kong	1,154	2,976
U.S.A	71	383

	5,458	9,288

The following table summarizes the Group’s revenues for each product class for the years ended December 31, 2004, 2005 and 2006 respectively:

	Years Ended December 31,
	2004	2005	2006
	(in thousands)
PC camera multimedia products	28,338	36,345	46,917
Image sensors	18,351	35,430	41,019
Mobile phone multimedia processors	1,913	20,774	30,277
Other products	1,656	2,728	8,351

	50,258	95,277	126,564

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15.	COMMITMENTS

(a)	Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates through 2008 relating to office facilities and corporate apartments. Future minimum lease payments for non-cancelable operating leases as of December 31, 2006 are as follows:

(in thousands)
Payable in:
2007	1,956
2008	1,460

3,416

Total rental expense amounted to approximately $844,000, $881,000 and $1,221,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

(b)	Purchase commitments

As of December 31, 2006, the Group had commitments to purchase products from suppliers and fixed assets that had not been recognized in the financial statements amounting to approximately $5,883,000 and $895,000, respectively.

(c)	Capital commitments

In December 2006, Vimicro China entered into an agreement with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. to acquire the land-use rights for approximately 29,000 square meters of land (including a construction site area of approximately 7,900 square meters) in Haidian District, Beijing. The land will be the site of a new building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use rights and the construction of the new building is estimated to be approximately US$38.3 million. The proposed project, including the gross land area and construction site area, is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. It is estimated that the construction of this new building will be completed by 2009.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16.	SUBSEQUENT EVENTS

(a)	Change in tax law

On March 16, 2007, the National People’s Congress adopted the New Income Tax Law, which will become effective as of January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises. According to the New Income Tax Law, the new enterprise income tax rates for the domestic and foreign enterprise are unified at 25% income tax rate, effective January 1, 2008. However, there will be a five-year transition period for foreign-invested enterprises. Since Vimicro currently enjoys the three-year preferential treatment of 10% income tax rate as a “ Advanced Technology Enterprise with Foreign Investment” from 2006 to 2008, Vimicro China will still be subject to the 10% income tax rate in 2008 in accordance with the New Income Tax Law. In addition, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax.

If the PRC tax authorities subsequently determine that we should be deemed a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25%. Under the New Income Tax Law, certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate. However, as the detailed implementation regulation of the New Income Tax Law has not yet been issued, it is unclear whether Vimicro China can qualify as a “high and new technology company” after the New Income Tax Law becomes effective.

(b)	Property acquisition

On June 27, 2007, we entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately US$856,000, we acquired land use rights for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park. The land will be the site of a new building, which will become Vimicro Technology’s office building and accommodate a research and development center. Governmental authorities would require us to obtain necessary governmental approvals for the proposed project. It is estimated that the construction of this new building will be completed by 2009.

(c)	Option granted

During the first half year of 2007, the Company has granted 2,161,300 options to purchase ordinary shares to certain employees and 15,000 options to non-employees at exercise price from $1.28 to $2.54 per share. The Company also granted 982,000 restricted shares to certain employees.