Form 20-F
period 2007-12-31
Vimicro International CORP
filed 2008-06-17
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Quincy Tang

Vimicro International Corporation

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

Phone: (8610) 6894-8888

Facsimile: (8610) 6894-4075

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing four ordinary share, par value US$0.0001 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2007, 140,301,378 ordinary shares were outstanding.

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

Large accelerated filer  ☐    Accelerated filer  ☒     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

INTRODUCTION

Unless otherwise indicated, “we,” “us,” “our company,” “our,” and “Vimicro” refer to Vimicro International Corporation, its predecessor entities and subsidiaries. Unless otherwise indicated, references in this annual report on Form 20-F to “Vimicro China” are to Vimicro Corporation, our wholly owned subsidiary in China, references to “Vimicro Technology” are to Vimicro Technology Corporation, our wholly owned subsidiary in Shenzhen, China, references to “Vimicro Hong Kong” are to Vimicro Electronics International Limited, Vimicro China’s wholly owned subsidiary in Hong Kong, references to “Vimicro Shanghai” are to Vimicro High-Tech Corporation, our wholly owned subsidiary in Shanghai, China, references to “Vimicro Electronic Technology” are to Vimicro Electronic Technology Corporation, Vimicro China’s wholly owned subsidiary in Beijing, China and references to “Vimicro Jiangsu” are to Jiangsu Vimicro Electronics Corporation, a subsidiary of Vimicro Electronic Technology. In addition, references in this annual report on Form 20-F to,

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007.

We and certain shareholders of our company completed the initial public offering of 8,697,063 ADSs, each representing four of our ordinary shares on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.”

GLOSSARY OF TECHNICAL TERMS

3G	third generation wireless networks.

CCD	charge-coupled device, a semiconductor technology used to build light-sensitive electronic devices such as cameras and image scanners. CCDs may detect either color or black-and-white. Each CCD chip consists of an array of light-sensitive photocells, which are sensitized by giving them an electrical charge prior to exposure.

cell	a primary unit that normally repeats many times in an IC. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

chip	A popular expression for a semiconductor.

CMOS	complementary metal oxide silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, CMOS is the most commonly used IC fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CPU	central processing unit, the main processing chip of a computer.

die	one individual chip cut from a wafer before being packaged.

DSP	digital signal processor, a type of IC that processes and manipulates digital information after it has been converted from an analog source.

embedded	with respect to a processor, a microprocessor (CPU) which can be integrated as part of a larger function chip containing such things as embedded memory, interfaces to peripherals etc.; with respect to memory, memory which is part of the same semiconductor die as the processor.

fab or foundry	a semiconductor fabrication facility.

fabless	a semiconductor company that uses third-party foundries for all of its wafer fabrication requirements.

firmware	software stored in read-only memory (ROM) or programmable ROM (PROM). Firmware is easier to modify than hardware but more difficult to modify than software stored on disk. Firmware is often responsible for the behavior of a system when it is first switched on. A typical example of firmware would be a “monitor” program in a microcomputer that loads the full operating system from disk or from a network and then passes control to it.

IC	integrated circuit, an electronic circuit in which all the elements of the circuit are integrated together on a single semiconductor substrate.

LCD	liquid crystal display.

manufacturing yield	means the percentage of dies produced on a fab line that pass all visual and process control monitoring tests.

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth of an inch.

mixed-signal	the combination of analog and digital circuitry in a single semiconductor.

PC	personal computer.

peripheral	any part of a computer other than the CPU or working memory, i.e., disks, keyboards, monitors, mice, printers, scanners, tape drives, microphones, speakers and cameras.

RISC	reduced instruction set computer.

semiconductor	an element with an electrical resistance within the range of an insulator and a conductor; a semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

system-on-chip or SoC	a chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

transistor	an individual circuit that can amplify or switch electric current. This is the main building block of all integrated circuits.

USB	universal serial bus.

VGA	video graphics array.

wafer	a thin, round, flat piece of silicon on which integrated circuits are etched.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and our consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

	As of or for the Year Ended December 31,
	2003		2004		2005		2006		2007
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	US$	16,604	US$	50,258	US$	95,277	US$	126,564	US$	92,753
Cost of revenue		(11,011)		(32,404)		(58,943)		(86,183)		(64,290)
Gross profit		5,593		17,854		36,334		40,381		28,463
Operating expenses		(6,844)		(24,366)		(19,296)		(33,548)		(35,138)
—Research and development, net		(3,345)		(6,290)		(8,102)		(17,320)		(20,039)
—Sales and marketing		(1,953)		(7,118)		(5,118)		(5,365)		(4,668)
—General and administrative		(1,546)		(10,883)		(6,076)		(10,863)		(10,431)
(Loss) income from operations		(1,251)		(6,512)		17,038		6,833		(6,675)
Net income (loss)		14		(5,612)		16,390		9,672		(2,004)
Income (loss) per ordinary share
—Basic		0.00		(0.07)		0.16		0.07		(0.01)
—Diluted		0.00		(0.07)		0.13		0.07		(0.01)
Income (loss) per ADS
—Basic		0.00		(0.27)		0.63		0.28		(0.06)
—Diluted		0.00		(0.27)		0.54		0.26		(0.06)
Weighted-average number of ordinary shares outstanding used in income (loss) per share calculations
—Basic		82,147		82,147		89,639		137,593		139,710
—Diluted		82,147		82,147		105,412		146,962		139,710
Consolidated Balance Sheet Data
Cash and cash equivalents	US$	6,107	US$	34,592	US$	100,610	US$	114,834	US$	116,958
Total assets		14,751		50,617		137,383		148,350		154,031
Total liabilities		9,327		12,311		18,218		13,493		12,829
Preferred shares		—		23,923		—		—		—
Total shareholders’ equity		4,359		14,383		119,165		134,857		141,202

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We were a passive foreign investment company for the taxable year ended December 31, 2007, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of the ADSs and our ordinary shares and the composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2007. In addition, it is likely that some or all our subsidiaries were also PFICs for the taxable year ended December 31, 2007. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Because we were a PFIC for the taxable year ended December 31, 2007, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We may not sustain our recent rates of growth and may incur net losses in the future.

We have experienced significant growth in net revenue and gross profit since 2002. Our net revenue increased substantially from US$95.3 million in 2005 to US$126.6 million in 2006, and decreased to US$92.8 million in 2007. Our gross profit increased from US$36.3 million in 2005 to US$40.4 million in 2006, and decreased to US$28.5 million in 2007. Our growth reflected a substantial increase in our shipments of PC camera multimedia products, and to a lesser extent, our shipments of mobile phone multimedia products in 2005 and 2006. In 2007, we experienced a decrease in shipments and decline of the average selling price of our products, which resulted in the decrease in our revenue and gross profit. We do not expect to maintain the rate of growth in net revenues and gross profit that we experienced in prior years as our business has become more heavily focused in the competitive mobile phone multimedia processor market.

We generated net income of US$16.4 million in 2005 and US$9.7 million in 2006, and incurred a net loss of US$2.0 million in 2007. We may continue to incur net losses in the future. We expect to increase our operating expenses in anticipation of expected growth. As a result, any decrease or delay in generating additional sales volume and revenue could materially and adversely affect our results of operations and could result in substantial losses. We expect to continue to grant options to employees and consultants in the future and will therefore continue to incur share-based compensation expenses as a result of share-based awards.

We are substantially dependent on sales of our PC camera multimedia processors. A reduction in the volume of PC camera multimedia processors that we sell or the average prices of which we sell them would cause our overall revenue to decline and could materially harm our business.

We have derived a substantial portion of our revenue to date from sales of our PC camera multimedia processors and the third-party sensors we bundled with them. In 2005, 2006 and 2007, we generated approximately 75.3%, 69.5% and 62.8%, respectively, of our net revenue from sales of PC camera multimedia processors and the third-party sensors we bundled with them. Although we began volume shipments of our mobile phone multimedia processors in 2003 and shipments of our mobile phone multimedia processors substantially increased in 2005 and 2006, and decreased slightly in 2007, we expect that sales of our PC camera multimedia processors will continue to comprise a significant portion of our revenue in the future. Accordingly, any decrease in the demand for our PC camera multimedia processors resulting from the success of competing products, slower than expected growth of the PC camera market or other adverse developments relating to PC cameras may materially and adversely affect our business. In addition, sales of our mobile phone multimedia processors may not increase to a level that would enable us to materially reduce the dependence of our overall financial results on sales of our PC camera multimedia processors.

We may not succeed in developing and selling our mobile phone multimedia processors.

We have invested significant resources in the development and sale of mobile phone multimedia processors and our ability to achieve significant growth in revenue and gross profit in the near future will depend on the continuation of our successful development and sales of these products. We face significant challenges in the mobile phone multimedia processor business that differs from those we have faced in the PC camera multimedia processor business, including the following:

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

The growth and success of our business depend on the extent to which mobile phone designers choose to incorporate multimedia processors into mobile phone designs.

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

The growth and success of our business depend on our ability to respond in a timely manner to the evolving multimedia mobile phone market and changing consumer preferences and industry standards.

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

To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions enabling greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal

PC camera multimedia processors. In 2005, 2006 and 2007, we bundled 61%, 57% and 52%, respectively, of our PC camera multimedia processors with third-party sensors. In the same periods, we generated 37%, 32% and 21%, respectively, of our net revenue from the sales of these third-party sensors. At present, there is a limited supply of image sensors for PC camera applications as most of the sensor manufacturers focus on the larger market for mobile phone image sensors. If we are unable to secure an adequate supply of image sensors, our revenue growth may be adversely affected. In addition, to the extent suppliers of sensors develop PC camera multimedia processors on their own and bundle their processors with sensors, we will face competition from these suppliers and our sales of PC camera multimedia processors could be materially and adversely affected.

Our lengthy time-to-market makes it difficult for us to forecast revenue and increases the variability of our quarterly results.

Our multimedia processor products are characterized by lengthy intervals between product development and initial volume sales. This interval, commonly referred to as time-to-market, typically ranges from three to six months for our PC camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers. A number of factors contribute to the length of our time-to-market. After initially developing a product, we must convince a customer to incorporate it into the design of the customer’s end product, which is referred to as a “design win.” Following the design win, we must complete our product development and deliver our product to the customer, and the customers will then test and evaluate our product before completing the design of its own end product. Our customers may need one to two months or longer to test and evaluate our products and an additional three months or more to commence volume production of end products. Our lengthy time-to-market makes it difficult for us to forecast revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product. In addition, a design win may never result in volume production or sales of our product. It is possible that we may not generate sufficient, if any, revenue from a new product to offset the increased operating expenses for the development and sale of that product.

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

Our success depends on our ability to obtain design wins where PC camera or mobile phone designers decide to incorporate our multimedia processors into their new product designs. Once a multimedia processor designed by a supplier has been incorporated into a PC camera or mobile phone design, the PC camera or mobile phone designer tends to keep the same supplier for the life of the product due to the significant costs associated with qualifying a new supplier. This reluctance to change incumbent suppliers may be an entry barrier for new suppliers such as us. On the other hand, PC camera and mobile phone designers constantly develop and introduce new products to the market, which requires suppliers such as us to continue to create innovative, highly integrated, low-power and cost-effective products and solutions in order to continue to achieve design wins from our existing customers. Our failure to achieve design wins could have a material adverse effect on our business.

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

We do not manufacture our own products. Taiwan Semiconductor Manufacturing Company, or TSMC, in Taiwan, historically manufactured substantially all of our multimedia processors. To diversify our wafer suppliers and reduce our significant dependence on a single foundry, we began to use Fujitsu Microelectronics Asia Pte Ltd, or Fujitsu, and Semiconductor Manufacturing International Corporation, or SMIC, to manufacture some of our products in 2004. In 2005, 2006 and 2007, third-party foundries other than TSMC manufactured 41%, 43% and 57%, respectively, of our multimedia processors. Due to our dependence on third-party foundries, we face several significant risks, including:

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

One of the principal foundries and one of the assembly and testing houses that we use are both located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

TSMC, one of the principal foundries upon which we currently rely to manufacture the majority of our multimedia processors, and Advanced Semiconductor Engineering, Inc., or ASE, one of the assembly and testing houses that we use, are both located in Taiwan. Taiwan is susceptible to earthquakes, typhoons, floods and other natural disasters, and has experienced severe earthquakes in recent years that caused significant property damage and loss of life. In addition, TSMC and ASE are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of Severe Acute Respiratory Syndrome, or SARS, or another epidemic. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

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

We have been dependent on a small number of customers for a significant portion of our revenue. Our top ten customers collectively accounted for approximately 76%, 76% and 69% of our revenue in 2005, 2006 and 2007, respectively. Sales to our largest customers have varied significantly from period to period. Shenzhen Akkord Electronics Co., Ltd., or Akkord, a China-based original design manufacturer, or ODM, accounted for over 10% of our net revenue in 2005; Shenzhen Hongtaili Technology Co., Ltd., or Hongtaili, one of our major China-based distributors, accounted for over 10% of our net revenue in 2005, 2006 and 2007; Nanxiang International Limited, or Nanxiang, also one of our major China-based distributors, accounted for over 10% of our net revenue in 2006 and 9% in 2007. We expect that a significant portion of our sales will continue to be generated by a small number of China-based customers. Our largest customers may change from year-to-year as we continue our expansion in the mobile phone multimedia processor market. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of our major customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our operating results could be adversely affected.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras and mobile phones, into which our products are incorporated. Sales to distributors accounted for 47%, 70% and 77% of our net revenue in 2005, 2006 and 2007, respectively. As of December 31, 2007, there were eight distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results from operations. If our major distributors defer orders or fail to place additional orders with us, our revenue could decline and our operating results could be materially adversely affected.

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

Our products are complex and must meet stringent quality requirements. Complex products such as our highly integrated single-chip products may contain defects, errors and bugs when they are first introduced or as new versions are released. If any of our products have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged and we may fail to obtain design wins, which could harm our ability to retain existing customers and attract new customers. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. Because we cannot test for all possible scenarios, our products may contain errors which are not discovered until after they are shipped. If any of these problems are not found until after we have delivered our products to our customers, we may be required to incur additional development costs and costs associated with product recalls, repairs or replacements. Product defects may also result in product liability claims against us.

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

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2007, we owned 285 patents in China and had 763 pending patent applications in China, 41 pending patent applications in the United States, seven pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

Our future success depends heavily upon the continued services of our senior executives and other key employees. We rely on their expertise in multimedia processor design, business operations, sales and marketing and on their relationships with our shareholders, distributors and customers and relevant government authorities. We also rely on a number of experienced mixed-signal semiconductor designers who are difficult to find since it often requires years of experience to fully master mixed-signal design. We do not maintain key-man life insurance for any of our senior executives and other key employees. If one or more of our senior executives or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

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

The share options that we initially granted to many of our key employees have become, or will soon become, substantially vested. While we periodically grant additional share options to key employees after their hire dates, the numbers of options that we initially grant are usually much larger than in subsequent grants. Employees may be more likely to leave us after the share options that we initially granted to them fully vest, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If any member of our management team or any of our other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be impaired. We may also incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

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

If we are presented with appropriate opportunities, we may acquire complementary technologies, businesses or assets. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of our internal control over financial reporting. Our management has conducted an evaluation of our internal control over financial reporting, and concludes that our internal control over financial reporting for the year ended December 31, 2007 is effective.

However, we cannot assure you that any significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Contractual arrangements between Vimicro China and Vimicro Hong Kong may be subject to scrutiny by the Hong Kong tax authorities and a finding that Vimicro Hong Kong owes additional taxes could substantially reduce our consolidated net income and the value of your investment.

We use Vimicro Hong Kong, a wholly owned subsidiary of Vimicro China incorporated in Hong Kong, to facilitate a substantial portion of our sales activities primarily due to Vimicro Hong Kong’s close proximity to foundries and assembly and testing houses located in Taiwan and Hong Kong. Vimicro Hong Kong and Vimicro China have entered into certain contractual arrangements pursuant to which Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. We could face material and adverse tax consequences if the Hong Kong tax authorities determine that the contractual arrangements between Vimicro China and Vimicro Hong Kong were not entered into based on arm’s-length negotiations and adjust Vimicro Hong Kong’s income and expenses for Hong Kong tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Hong Kong tax purposes, of expense deductions recorded by Vimicro Hong Kong, which could in turn increase the tax liabilities of Vimicro Hong Kong. In addition, the Hong Kong tax authorities may impose late payment fees and other penalties on Vimicro Hong Kong for under-paid taxes. Our consolidated net income may be materially and adversely affected if Vimicro Hong Kong’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

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

We conduct our business primarily through Vimicro China, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

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

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws and administrative regulations shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “qualified high and new technology enterprise strongly supported by the state” set out in the implementation rules of the New EIT Law. The implementation rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and its competent authorities in December 2007 and early 2008. In accordance with the implementation rules of the New EIT Law, the existing preferential tax treatments granted to PRC entities that previously qualified as a “high and new technology enterprise” will not automatically be applicable to these entities unless they qualify as a “high and new technology enterprise” under the New EIT Law. Although based on the New EIT Law, implementation rules, as well as the administrative measures, Vimicro China believes that it will qualify as “high and new technology enterprise strongly supported by the State,” Vimicro China will be subject to statutory tax rate of 25% until it receives official approval for the new status.

In addition, under the New EIT Law, a “resident enterprise,” which includes an enterprise established outside of China with effective management located in China, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that we should be deemed a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25%. Furthermore, under the New EIT Law, dividends, interest, rent or royalties payable by a foreign investment enterprise to any of its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, unless such foreign enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax. The subsequent circular issued in January 2008 stipulates that no income tax will be withheld on the distribution of earnings of foreign-invested enterprises where the relevant earnings were generated before January 1, 2008, but distributed in 2008 and beyond. However, income tax withholding rate will be 10% or the lower treaty rate on earnings generated after December 31, 2007. Since the New Income Tax Law has only recently been adopted, there is uncertainly as to how it should be interpreted or implemented. Any discontinuation of preferential tax treatment, any increase of the enterprise income tax rate applicable to Vimicro China, the imposition of PRC income tax on our global income could have a material adverse effect on our financial condition and results of operations.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar by the end of 2007. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long-term, depending on the fluctuation of the basket of currencies against which it is currently valued. In addition, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. A portion of our net revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a portion of our revenue in RMB, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from Vimicro China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted outside of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. In addition, we cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on RMB foreign exchange transactions.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice known as “Circular 75” in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing, referred to in Circular 75 as a “special purpose offshore company.” Circular 75 became effective on November 1, 2005. Under Circular 75, if an acquisition of a PRC company by a special purpose offshore company controlled by PRC residents occurred before November 1, 2005, such PRC residents were retroactively required to submit a registration form to the local SAFE branch to register their ownership interests in the special-purpose offshore company before March 31, 2006.

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

Our business could be adversely affected by the effect of SARS, avian flu, or another epidemic or outbreak on the economic and business climate. Any prolonged recurrence of SARS, or outbreak of avian flu, or another epidemic in China may have a material adverse effect on our business operations, financial condition and results of operations. For instance, health or other government regulations may require temporary closure of our offices, which will severely disrupt our business operations.

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

We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through Vimicro China. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides significantly less protection to shareholders when compared to the laws of the U.S.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2004 Revision, as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

As of December 31, 2007, our principal shareholders and their affiliated entities beneficially owned approximately 42% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. In addition, these persons could divert business opportunities from us to themselves or others.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the Company

Our legal and commercial name is Vimicro International Corporation. We commenced operations in 1999 through Vimicro China, a company established in China. In February 2004, we incorporated Vimicro International Corporation in the Cayman Islands as an exempted company with limited liability under the Cayman Islands Company Law (2004 Revision, as amended). In May 2004, we underwent a corporate reorganization whereby all former owners of Vimicro China transferred their ownership interests in Vimicro China to Vimicro International Corporation, and Vimicro China became a wholly owned subsidiary of Vimicro International Corporation. Following the share transfer, each former owner of Vimicro China and/or its designated nominee subscribed for the shares of Vimicro International Corporation based on such former owner’s pro rata ownership interest in Vimicro China prior to the reorganization.

Vimicro China primarily conducts our research and development, marketing, finance and administrative activities. It currently has three directly wholly owned subsidiaries:

•

Viewtel Corporation, which was incorporated in California in June 1999 to keep abreast with the latest technology developments in the U.S. and to maintain a small team of engineers to conduct advanced research and development activities;

•

Vimicro Hong Kong, which was established in Hong Kong in May 2002 to facilitate our sales activities and utilization of third-party foundries and assembly and testing houses located in China, Taiwan and Hong Kong; and

•

Vimicro Electronic Technology, which was established in Beijing in April 2007 as a limited liability company with an approved operating period of 20 years. In December 2007, Vimicro Jiangsu, Vimicro Electronic Technology’s wholly owned subsidiary in China was incorporated as a limited liability company with an approved operating period of 20 years. The main business activities of Vimicro Electronic Technology and Vimicro Jiangsu are to engage in research and development.

In September 2007, Vimicro Shanghai, our wholly owned subsidiary in Shanghai, China was incorporated as a limited liability company with an approved operating period of 30 years. The main business activity of Vimicro Shanghai is to facilitate domestic sales and perform research and development.

In November 2006, Vimicro Technology, our wholly owned subsidiary in China was incorporated as a limited liability company with an approved operating period of 20 years. The main business activity of Vimicro Technology is to facilitate domestic sales and perform research and development.

In November 2005, we completed the initial public offering of our ADSs, each of which represents four ordinary shares, and listed our ADSs on the NASDAQ Global Market.

Our principal executive offices are located at 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China. Our telephone number at this address is (8610) 6894-8888 and our fax number is (8610) 8233-5762. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is (1-345) 949-8066. In addition, we have regional offices in Shanghai, Shenzhen, Nanjing, Hong Kong, Taiwan and Mountain View, California.

B.	Business Overview

Overview

We are a fabless semiconductor company that designs, develops and markets mixed-signal semiconductor products and solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We conduct most of our operations in China. Although there are uncertainties with respect to China’s legal and regulatory environment, including its regulations and policies governing dividend distributions, taxes and foreign currency exchange, we believe that we benefit from our access to the high-quality design talent, competitive cost structure, growing electronics design and manufacturing industry and increasingly significant domestic consumer electronics markets in China.

We are one of the leading suppliers of PC and embedded notebook camera multimedia processors in terms of the number of peripheral PC and embedded notebook cameras shipped worldwide in 2007. Our multimedia processors are incorporated into the products of the largest PC and embedded notebook camera vendors, such as Logitech, as well as well-known notebook computer vendors, such as Lenovo. We seek to establish a leading position in the mobile phone multimedia processor market by leveraging our core multimedia technology capabilities. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Samsung, LG, Bird, Lenovo Mobile, Pantech, UTStarcom, ZTE and Huawei, as well as leading mobile phone design houses based in China, including China Techfaith Wireless Communication Technology Limited, or China Techfaith, CEC Wireless R&D Ltd., or CECW, and Yuhua Teltech (Shanghai) Co., Ltd., or Yuhua. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products, such as digital home entertainment systems.

Founded in 1999, we began volume shipments of our mixed-signal PC and embedded notebook camera multimedia processors and mobile phone multimedia processors in September 2001 and January 2003, respectively. We have grown significantly since we introduced our first mixed-signal multimedia products in September 2001. Our net revenue increased from US$95.3 million in 2005 to US$126.6 million in 2006 and decreased to US$92.8 million in 2007. Our net income amounted to US$16.4 million in 2005 and US$9.7 million in 2006. We incurred a net loss of US$2.0 million in 2007.

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

•

Leading Design Capabilities in Audio, Imaging, Video and Communications Algorithms and Related Technologies. Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as WMA, AAC Plus, MIDI, MP3, MPEG4, H.264, real audio, AVS and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding, decoding, synthesis, compression, storage, playback, transmission and receiving (demodulation). Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, and video and audio signal reconstruction.

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

•

Extensive Network of Sales, Marketing and Customer Support Resources. We have an extensive network of sales, marketing and customer support resources, including offices in Silicon Valley, Taipei, Beijing, Shanghai and Shenzhen. We have entered into distribution and support agreements with partners whom we have trained to support our products to cover additional areas such as Europe and Japan as well as specific large customers in Korea and elsewhere. We maintain an extensive technical support team in Beijing and in other cities in China to provide high-quality, low-cost support services for our global sales force.

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

•

Ability to Benefit from Worldwide Sourcing of Semiconductor Design Talent. Our management and engineering team leaders have significant international experience that they have leveraged in guiding us to our current position as a leading fabless mixed-signal semiconductor design company. We believe that this has enabled us to attract skilled and experienced engineers in Silicon Valley and elsewhere with expertise in mixed-signal design to support our growth and continued technology innovation. In addition, we believe this position gives us a competitive advantage in recruiting candidates from China’s top universities. China has established a significant educational system for advanced semiconductor design, and graduates a large number of advanced degree holders in engineering each year, creating a large pool of motivated and qualified candidates. As a result, we have been consistently able to hire qualified engineering graduates at a competitive cost. Recruiting and retaining research and development talent comprises one of the most significant expenses for fabless semiconductor design companies. Our access to high-quality, low-cost design talent in China provides us with a significant competitive advantage relative to semiconductor designers based in higher-cost areas.

Products

Currently, we primarily design, develop and market mixed-signal multimedia processors for PC and embedded notebook cameras, as well as for mobile phones. We provide our customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. Our products support a broad range of standards, platforms and components in order to facilitate our customers’ designs and their assembly and supply chain management processes. To diversify our product offerings, we have developed and begun to ship our first home TV camera product. To meet demand from China-based PC and embedded notebook camera manufacturers for more comprehensive system solutions to enable greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC and embedded notebook camera multimedia processors.

PC and Embedded Notebook Camera Multimedia Processors

We design different models of PC and embedded notebook camera multimedia processors based on the same core technology platform with modifications in successive models with improved performance and functionality. Our PC and embedded notebook camera multimedia processors are fully compatible with sensors that are based on CMOS or CCD technology, the two primary types of technology for sensors. All of our PC and embedded notebook camera multimedia processors are single-chip processors manufactured under our own brand name using our proprietary intellectual property. While our principal focus is on providing our customers with proprietary, high performance products, we also develop and sell a range of basic, complementary semiconductor products in order to provide more comprehensive solutions for our customers.

In early 2008, we launched the following new PC and embedded notebook camera multimedia processors and have begun volume shipment of these products.

Product	Features	Month Introduced(1)
VC0342	Controller chip for USB 2.0 PC Cameras with high resolution up to 2mega pixel; supports mono Audio ADC for high-quality audio recording; supports UVC and UAC; small footprint QFN package and low power design best fit to embedded camera applications.	January 2008

VC0341	Controller chip for USB 2.0 PC Cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package and low power design best fit to embedded camera applications.	January 2008

(1)	“Month introduced” means the month during which we began shipments of the product.

The following table sets forth the major PC and embedded notebook camera multimedia processors which we have developed and shipped in volume from 2005 to 2007.

Product	Features	Month Introduced(1)
VC0301HUVC	Controller chip for USB 1.1/2.0 PC Cameras with high resolution up to 2mega pixel; supports UVC.	December 2007

VC0334	Controller chip for USB 2.0 PC Cameras with high resolution up to 2mega pixel; supports UVC; supports digital microphone input; small footprint QFN package best fit to embedded camera applications.	September 2007

VC0333	Controller chip for USB 2.0 PC Cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package best fit to embedded camera applications.	September 2007

VC0336	Controller chip for USB 1.1/2.0 PC Cameras with high resolution up to 5mega pixel; supports 2 Channel Audio ADC or 2 channel Digital Microphones for high-quality audio recording; supports UVC, UAC and one Parallel and one SMIA sensor interface; supports Microsoft Microphone Array (dual Mic); supports Video & Audio Synchronization, special HW Compression for 2mega ~ 5mega high speed capture.	April 2007

VC0301V	Controller chip for USB 1.1/2.0 PC Cameras with high resolution up to 2mega pixel; supports UVC.	March 2007

VC0332	Controller chip for USB 1.1/2.0 PC Cameras with high resolution up to 2mega pixel; supports mono Audio ADC for high-quality audio recording; supports UVC and UAC.	February 2007

Product	Features	Month Introduced(1)
VC0331	Controller chip for USB 1.1/2.0 PC Cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package best fit to embedded camera applications.	February 2007

ZS0211	Cost-effective single-chip solution with an integrated USB controller and transceiver. Eliminates the need for external DRAM and reduces PC and embedded notebook camera bill of materials costs.	September 2006

VC0326	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras, supports a 1.3mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates noise cancellation features, a USB 2.0 controller and transceiver, a JPEG codec, two channel audio ADC and an AC97 Interface; supports human face tracking applications.	March 2006

VC0325	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver, a JPEG codec and an AC97 interface; supports human face tracking applications.	March 2006

VC0323	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver.	January 2006

VC0301PLH	High-speed single-chip processor supporting a frame rate of up to 30 frames per second at VGA resolution, with an integrated USB controller and transceiver.	February 2005

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2005, 2006 and 2007, we shipped 22.5 million, 35.5 million and 31.4 million units, respectively, of PC and embedded notebook camera multimedia processors. Our PC and embedded notebook camera multimedia processors have been incorporated into PC and embedded notebook cameras sold by leading PC and embedded notebook camera vendors, including Logitech, Sony and other major global brands.

Mobile Phone Multimedia Processors

Our mobile phone multimedia processors are specifically designed to address the need for quality, low-power and cost-effective solutions for embedded cameras and video and audio functions in mobile phones. All of our mobile phone multimedia processors are sold under our own brand name.

In the first half of 2008, we launched the following new mobile phone multimedia processors and have begun volume shipment of these products.

Product	Features	Month Introduced(1)
VC0824	ARM926 based media player processor; supports HW video codec, JPEG encoder and decoder, MP3 playback, MPEG4 and h.264 playback, SD/MMC card support and NAND flash support.	May 2008

Product	Features	Month Introduced(1)
VC0578	Mobile camera processor with 0.13µm technology; integrates hardware JPEG codec, 5mega pixel camera processor, hardware MPEG4 codec, LCD controller, display scaler, power management unit; provides a high-end camera solution for the feature-rich 2.5G and 3G handset market.	May 2008

VC0988	Mixed-signal single-chip mobile audio processor with 0.18µm technology; integrates hardwired MP3 decoder, 64-channel MIDI synthesizer, 10-band equalizer, stereo audio DAC, stereo headphone amplifier, 8-bit MCU, FAT 12/16/32 file system, NAND flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G music phones.	March 2008

Vinno III	ARM926EJ based applications processor; supports hardware video codec, hardware JPEG codec, MP3, AAC, WMA. 3mega pixel camera sensor interface, QVGA LCD display, USB 2.0, NAND flash interface, SD/MMC/T-flash, built-in high performance stereo ADC and DAC, interfaces for Bluetooth, GPS, WiFi, analog TV out.	February 2008

(1)	“Month introduced” means the month during which we began shipments of the product.

The following table sets forth major mobile phone multimedia processors which we have developed and shipped in volume from 2005 to 2007.

Product	Features	Month Introduced(1)
VC0978	Mixed-signal single-chip mobile audio processor with 0.18µm technology; embedded with hardwired MP3 decoder, 64-channel MIDI synthesizer, 10-band equalizer, stereo audio DAC, stereo headphone amplifier, mono speaker amplifier, 8-bit MCU, FAT 12/16/32 file system, Nandflash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G music phones.	March 2007

VC0548	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 1.3mega pixel camera processor, LCD controller, scaler and power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007

VC0528	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 0.3mega pixel camera processor, LCD controller, scaler and power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007

Vinno II	Single-chip mobile multimedia processor with 0.13µm technology; supports a FAT 12/16/32 file system; powered by an embedded microprocessor core with low-power consumption; integrates a MPEG4 codec, a H.264 codec, a 2mega pixel camera processor, an AMR codec, an MP3 decoder, an AAC/AAC+ decoder, a WMA decoder, a MIDI synthesizer and a game engine; provides a complete solution for the feature-rich 2.5G handset market; also supports video conferencing for 3G phones.	March 2006

Product	Features	Month Introduced(1)
Vinno I	Mixed-signal single-chip mobile multimedia processor with 0.18µm technology; embedded with 1.3mega pixel camera processor; integrates a JPEG codec, an ISP (Image Signal Processor), a LCD controller, an MP3 decoder, a 64-channel MIDI synthesizer, a 3D-sound processor, a 10-band equalizer, a stereo audio speaker/headphone amplifier, a stereo voice ADC, an 8-bit MCU, a FAT 12/16 file system, a flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G phones.	March 2006

VC0968	High-speed integrated mixed-signal mobile audio processor with 0.18µm technology; integrates a FAT 16/32 file system storage, an MP3 decoder, a 64-polyphony MIDI synthesizer, an IMA-ADPCM decoder and 2-channel ADCs, DACs and power amplifiers; also integrates a SD/MMC/T-flash and NAND flash interfaces; provides mobile audio center functionalities; supports transfer of audio data from PC or other devices via USB 2.0 and SD/MMC card memory interface; enables high-fidelity music and 3D virtual sound effects; supports recording and playback of phone conversations, answering machine messages and MMS/voice mail with musical background features; enables digital rights management, or DRM, protection of music content through an integrated advanced encryption standard decryption engine.	December 2005

VC0927	Mobile audio processor with 0.18µm technology; integrates 64-polyphony wavetable MIDI synthesizer; supports playback of MIDI ringtones in various formats, including SMF, SP-MIDI, VMD, and i-Melody, as well as playback of real-time audio streams in ADPCM format; offers several additional features, such as user-defined musical instruments, user-defined sound effects, rhythm vibration, pulsating RGB color LED and caller ID; supports hands-free operations, media playback on stereo headphones and karaoke functions.	September 2005

VC0917	Mobile audio processor with 0.18µm technology; integrates 40-polyphony wavetable MIDI synthesizer; supports playback of MIDI ringtones in various formats, including SMF, SP-MIDI, VMD and i-Melody, as well as playback of real-time audio streams in ADPCM format; offers several unique features, such as user-defined sound effect, rhythm vibration, pulsating RGB color LED and caller ID; supports hands-free operations, media playback over stereo headphones and karaoke functions.	September 2005

VC0937	Mobile audio processor supporting a range of audio applications including MP3 playback, Hi-Fi ringtone, polyphonic ringtone, game background music and streaming audio playback.	May 2005

VC0568	1.3mega-pixel camera controller chip enabling real-time capture and display of video and still images; supports 16x digital zoom, with pan functions, overlay and alpha-blending functions between camera’s video stream and host CPU’s graphics; includes 384KB of embedded SRAM and an integrated graphics engine delivering graphics acceleration.	April 2005

Product	Features	Month Introduced(1)
VC0938	Low-power single-chip mobile audio processor supporting a range of applications such as MP3 playback, Hi-Fi ringtone, polyphonic ringtone, game background music and streaming audio playback.	February 2005

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2005, 2006 and 2007, we shipped approximately 10.7 million, 18.6 million and 18.2 million units, respectively, of mobile phone multimedia processors. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Samsung, LG, Bird, Lenovo Mobile, Pantech, UTStarcom, ZTE and Huawei, as well as leading mobile phone design houses based in China, including China Techfaith, CECW and Yuhua.

Home TV Cameras

In June 2006, we introduced the VC0702, a home TV camera controller chip that can be used for both NTSC and PAL system display devices. VC0702 has been applied to home surveillance systems, automobile rear-view systems and video door phone systems, etc.

In September 2007, we introduced the VC0703, a home TV camera controller chip that can be used for both NTSC and PAL system display devices. VC0703 has all the features of VC0702, and adds extra support for high frame rate (60fps), temporal noise filtering, serial output and OSD.

The following table sets forth the features of our VC0702 and VC0703 multimedia processors.

Product	Features	Month Introduced(1)
VC0703	High performance video camera processor designed for applications that require high frame rate, low image noise, small package, low voltage and low power consumption; supports various video outputs, such as interlaced/progressive PAL/NTSC composite video output, RGB/YCbCr component video output and S-Video output; supports OSD.	September 2007

VC0702	High performance video camera processor designed for applications that require small package, low voltage and low power consumption; supports various video outputs, such as interlaced/progressive PAL/NTSC composite video output, RGB/YCbCr component video output and S-Video output.	June 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2006 and 2007, we shipped approximately 530,000 units and 1.5 million units, respectively, of home TV camera multimedia processors.

Other Products

In order to meet demand from many of our China-based PC and embedded notebook camera multimedia processor customers for more comprehensive solutions, we frequently order image sensors based on our specifications from third-party sensor manufacturers and bundle them together with our mixed-signal PC and embedded notebook camera multimedia processors. Historically, we developed and sold proprietary VXP solutions to affiliates of China Telecom and China Netcom to help them promote broadband services to end users. We have also developed and sold proprietary IP camera solutions to affiliates of China Telecom and China

Netcom to help them promote surveillance services to end users over broadband networks. We are also developing and selling mixed-signal power management chips as part of our SoC and system solutions. In 2006 and 2007, we shipped 159.7 million units and 191.2 million units of our power management chips, respectively.

Technology

We have developed a broad portfolio of technologies to support multiple functions that are required for multimedia semiconductor solutions. Our products integrate multiple multimedia applications, numerous industry-standard formats, advanced input/output capabilities, analog functions, on-chip memory, complex algorithms to provide high-quality still picture, video and audio and are architected to provide efficient use of silicon. Although many functions in multimedia are standards-based, we provide multimedia signal processing that exceeds quality levels required by several important standards to differentiate our customers’ products in the market. We have established a rigorous design process to support the integration of numerous functional blocks into a low-cost single-chip product on a rapid time-to-market schedule. This process enables us to support advanced standards and quickly improve feature-sets to support our customers’ rapid product release cycles. The following paragraphs outline our portfolio of core technologies and describe our mixed-signal design methodology.

Multimedia SoC Design and Video, Imaging, Audio, Graphic, and Communications Technologies

Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage, playback, transmission and receiving (demodulation).

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

•

Audio. We have developed a broad portfolio of audio technologies to support leading industry standards and compression technologies such as MIDI, MP3, WMA, AAC, AMR and our proprietary versatile multimedia data (VMD). We have developed several audio processing algorithms and other capabilities to provide a superior aural experience to end users and differentiate our customers’ products in the market, including wave engine, wave engine codec, surround sound audio, 3D audio, noise cancellation, echo cancellation and all-digital amplifier technologies.

•

Graphics. To support graphics capabilities for gaming and other applications in mobile devices, we have developed a number of graphics signal processing capabilities, including support for low power 2D and 3D graphics such as drawing polygons, mobile flash and java.

Analog and Digital Integration

Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other problems. We are experienced in the design of high performance analog and mixed-signal circuitry using CMOS standard process technology, allowing integration of analog and digital functions in our single-chip solutions to achieve lower power, lower cost and more compact products. Our analog and power management circuits include ADC, DAC, power supply management, power amplification and high speed bus physical interfaces.

Embedded DSP and Multimedia Signal Processing Algorithms

To support the development of highly integrated multimedia SoC’s incorporating multiple multimedia capabilities, we have developed adaptable processor architecture. The processor can be modified by software commands to reconfigure it in an optimal manner for the processing of different types of tasks such as audio, video, imaging and graphics processing. We believe that this architecture allows our products to achieve processing speed, signal quality and power consumption performance comparable to that obtained from competing fixed function hardware that is suitable for a single application such as video processing. Since our processors are designed solely for multimedia applications, rather than a broad spectrum of computing tasks, our processors avoid the need for the complex and power inefficient control and processing software used by general purpose CPUs and baseband processors, and can therefore offer significantly better processing speed, signal quality and power consumption performance than those general-purpose processors.

Design Methodology

Multimedia SoC design usually requires integration of each of the aforementioned technological capabilities into a single chip on a rapid product design cycle. We use a number of industry leading standard and proprietary CAD and design methodologies to accomplish this. Our design methodologies in algorithms, software and hardware co-design enables integration of multimedia signal processing algorithms with mixed-signal design to ensure that our algorithms are optimized for efficient silicon implementation and high yield manufacturing. To meet stringent time-to-market requirements and rapid product cycles of multimedia semiconductor design, we have developed a methodology based on software simulation, hardware simulation, single and multi-FPGA emulation, software-hardware co-simulation, processor based software-hardware co-emulation and digital and analog co-simulation. In addition, we have developed proprietary multimedia mixed-signal development platforms for system-level integration at the customer site.

Customers

Many of the leading brand owners in our target markets use ODMs, which are companies that specialize in the design and manufacture of products for brand owners. Accordingly, a significant portion of our revenue is derived from our sales to ODMs, who incorporate our multimedia processors into end products that they supply to brand owners. Our major ODM customers include Akkord and Serome Electronics Inc. We also sell our products to distributors, to original equipment manufacturers, or OEMs, who incorporate our multimedia processors in their end products, and to design houses and module manufacturers. In most cases, we ship products to and receive payments directly from distributors and ODMs rather than brand owners for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with brand owners that our multimedia processors are incorporated in their end products.

The following is a list of our representative customers in the PC and embedded notebook camera and mobile phone multimedia processor markets during 2007.

Market	Customers
PC and embedded notebook camera multimedia processors

Logitech Technology (Suzhou) Co., Ltd.

HanVision Electronics Co., Ltd.

Polar Star International Co., Ltd.

Fuwei Technology Co., Ltd.

Di An Jie Technology Co., Ltd.

Tomen Electronics Corporation

Tuoye Co., Ltd.

Mobile phone multimedia processors	Polar Star International Co., Ltd. Shenzhen Xingma Trade Business Di An Jie Technology Co., Ltd Huawei Tech Investment Co., Ltd.

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2007, our top five and top ten customers collectively accounted for approximately 48% and 69%, respectively, of our net revenue for the year. Hongtaili and Nanxiang, our major China-based distributors, contributed 22% and 9%, respectively, of our net revenue in 2007. As we expand our mobile phone multimedia processor business, our overall customer composition as well as the identity and concentration of our top customers are expected to change from period to period.

Sales and Marketing

Our marketing staff works closely with our research and development staff and our customers to develop demand for our products. In designing products, we aim to anticipate our customers’ needs and to meet their increasingly complex and specific design requirements. We also strive to design products that will achieve broad market acceptance and generate widespread end user demand, including demand for follow-on and derivative products using our solutions. Our time-to-market typically ranges from three to six months for our PC and embedded notebook camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers.

We sell our products through both our direct sales force and distributors. Our direct sales staff is located in Beijing, Shanghai, Shenzhen and Taipei, covering major regional markets in mainland China, Taiwan and Korea. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized distributors and representatives also play important roles in our sales, in particular in the Taiwanese, South Korean and Japanese markets, where many of our principal customers are located. We intend to open new sales offices in South Korea and expand our sales and marketing network to develop new customers in Asia. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales.

The following table summarizes information regarding the regions where we derived revenues from our customers for the periods indicated:

	Years ended December 31,
	2005	2006	2007
	(in US$ thousands)
Revenue distribution:
Mainland China	5,567	5,528	2,423
Hong Kong	89,710	121,036	90,330

Total net revenue	95,277	126,564	92,753

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

We engage in marketing activities such as attending conferences and exhibitions and participating in industry specific organizations to promote our products and brand name. We were a founding member of MMTA, which was established in October 2004 by leading participants in China’s telecommunication industry, such as China Mobile, China Unicom, China Telecom, China Netcom, Huawei and ZTE, to promote domestic and international technical innovation and standards and to promote 3G applications in China. MMTA has established a number of key working groups focusing on developing and promoting industry standards in areas such as streaming technology, mobile TV, DRM and mobile surveillance. In 2007, we became a communication member of National Technical Committee 100 on Security & Protection Alarm Systems of Standardization Administration of China, or SAC/TC100. SAC/TC100 was established and authorized by Standardization Administration of the People’s Republic of China in 1987 and charged with the responsibilities of formulating and modifying the unified national and industry standards in the fields of security and protection, and interfacing with International Electrotechnical Commission Technical Committee 79, or IEC/TC79. We believe that these activities have been instrumental in promoting our products and brand name among key industry participants.

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

We periodically negotiate with these third-party foundries to establish price, volume, timing and other terms. We work closely with these foundries in order to achieve high manufacturing yields in the fabrication process, which is an important aspect of our cost containment efforts.

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

Intellectual Property

We design substantially all of our multimedia processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangement to protect our intellectual property. As of December 31, 2007, we owned 196 patents in China and had 566 pending patent applications in China, 41 pending patent applications in the United States, seven pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our multimedia processors. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights.

As of December 31, 2007, we registered 62 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

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

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

On June 24, 2000, the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning integrated circuit design enterprises, or ICDEs. On the basis of the IC Polices, on October 10, 2002, the Ministry of Finance and the State Administration of Taxation, or the SAT, jointly issued the Notice on Relevant Taxation Policy Issues Concerning the Further Development of the Software and the Integrated Circuit Industries, or the IC Notice, which further specifies the tax treatment afforded to ICDEs. On October 21, 2005, the National Development and Reform Commission, the Ministry of Information Industry (which has been reorganized into the Ministry of Industry and Information), or MII, SAT and the General Administration of Customs jointly promulgated the Measures for the Determination of the Integrated Circuit Enterprises Encouraged by the State (for trial implementation), or the Measures. Under the Measures, an integrated circuit enterprise is defined as an entity with independent legal person status established within China and engaged in the manufacturing, assembly, and testing of integrated circuit chips or manufacturing of six-inch or over six-inch monocrystalline silicon material. The definition excludes integrated circuit design enterprises. To apply for the preferential policies, an integrated circuit enterprise must have complied with relevant tax regulations and must meet certain other qualifications.

We conduct our integrated circuit design in China through Vimicro China, which holds an ICDE approval from MII and is eligible for preferential tax treatment under PRC laws relating to ICDEs as described below.

Accreditation of ICDEs

Only duly accredited ICDEs may qualify for preferential industrial policies. Pursuant to a policy entitled Administration of the Accreditation of Integrated Circuit Design Enterprises and Products Procedures, jointly issued by MII and the SAT, on March 7, 2002, in order to obtain accreditation, an ICDE must (i) be a legally established enterprise whose principal business is semiconductor design; (ii) possess adequate production and quality assurance capabilities; and (iii) generate at least 30% of its total annual revenue from the design of semiconductor products. MII has designated the China Semiconductor Industry Association to conduct the accreditation of ICDEs.

Encouragement of Foreign Investment in ICDEs

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on November 30, 2004 and the Catalogue for the Guidance of Foreign Investment Industries (amended in 2007), which became effective on December 1st, 2007, semiconductor design is among the industries in which foreign investment is encouraged by the Chinese government.

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

Promulgation of PRC New Income Tax Law. In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws and administrative regulations shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “qualified high and new technology enterprise strongly supported by the state” set out in the implementation rules of the New EIT Law. The implementation rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and its competent authorities in December 2007 and early 2008. In accordance with the implementation rules of the New EIT Law, the existing preferential tax treatments granted to PRC entities that previously qualified as a “high and new technology enterprise” will not automatically be applicable to these entities unless they qualify as a “high and new technology enterprise” under the New EIT Law. Although based on the New EIT Law, implementation rules, as well as the administrative measures, Vimicro China believes that it will qualify as “high and new technology enterprise strongly supported by the State,” Vimicro China will be subject to statutory tax rate of 25% until it receives official approval for the new status.

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization, in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•

the Patent Law of the People’s Republic of China, revised at the seventh meeting of the Standing Committee of the Ninth National People’s Congress of the People’s Republic of China on August 25, 2000 and the revised Implementing Regulations issued by the State Council on June 15, 2001, effective July 1, 2001;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, of which China became a member state on March 19, 1985;

•	the Patent Cooperation Treaty, of which China became a member state on January 1, 1994;

•

the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress of the People’s Republic of China on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•

the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the 36th session of the executive meeting of the State Council, effective October 1, 2001;

•	the Washington Treaty on Intellectual Property in Respect of ICs of the World Intellectual Property Organization, of which China was among the first signatory states in 1990;

•

the Law of the People’s Republic of China on Scientific and Technological Progress was amended and adopted at the 31st Session of the Standing Committee of the Tenth National People’s Congress of the People’s Republic of China on December 29, 2007. The amended Law of the People’s Republic of China on Scientific and Technological Progress shall become effective as of July 1, 2008;

•

the Property Law of the People’s Republic of China, which was adopted at the fifth session of the Tenth National People’s Congress of the People’s Republic of China on March 16, 2007, is promulgated for effect as of October 1, 2007; and

•

the Opinions of the Supreme People’s Court on Comprehensively Strengthening the Trial System Involving Intellectual Property Rights Litigation to Provide Judicial protection for the Construction of an Innovative Country, which was circulated in January 11, 2007. The Supreme Court sought to provide powerful judicial protection of intellectual property rights involving patent, integrated circuit lay-out design, etc. in this circulation.

Protection of Semiconductors under the Patent Law of the People’s Republic of China

In China, the semiconductor is the patentable subject matter and protected under Chinese patent laws.

Under Protection of Semiconductors under the Patent Law of the People’s Republic of China, or the Patent Law, the holder of a patent has an exclusive right to the invention. The holder of a patent has the right to prevent a third party without authorization, from making, manufacturing, using, or selling the invention for the duration of the patent. The term of a patent on an invention is valid for 20 years from the day on which the application is filed under the Patent Law.

The State Intellectual Property Office in China accepts applications for the protections of invention, carries out examination of patent applications and grants patents.

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

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies who are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design or commodities containing the integrated circuit commercially.

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

SAFE Registration Relating to the Establishment of Offshore Special Purpose Companies and Round-trip Investment by PRC Residents

Under Circular 75, if an acquisition of a PRC company by a special purpose offshore company controlled by PRC residents occurred before November 1, 2005, such PRC residents were required to retroactively submit a registration form to the local SAFE branch to register their ownership interests in the special purpose offshore company before March 31, 2006. Such PRC residents must also amend such registration form if there is a material event affecting the offshore company, such as, among other things, a change to the company’s share capital, a transfer of shares or if the company is involved in a merger, an acquisition or a spin-off transaction or provides guarantees to other entities.

In accordance with Circular 75, failure to register with the SAFE could subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

C.	Organizational Structure

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Vimicro Corporation	People’s Republic of China	100%
Vimicro Technology Corporation	People’s Republic of China	100%
Viewtel Corporation	California, U.S.A.	100%
Vimicro Electronics International Limited	Hong Kong Special Administrative Region	100%
Vimicro Electronic Technology Corporation	People’s Republic of China	100%
Vimicro High-Tech Corporation	People’s Republic of China	100%
Jiangsu Vimicro Electronics Corporation	People’s Republic of China	100%

We conduct substantially all of our business through our wholly owned subsidiaries. Vimicro China primarily conducts our research and development, marketing, finance and administrative activities. It currently has three directly wholly owned subsidiaries: Viewtel Corporation, Vimicro Hong Kong and Vimicro Electronic Technology. Vimicro Technology was incorporated in Shenzhen, PRC in November 2006 as a limited liability company with an approved operating period of 20 years. The main business activity of Vimicro Technology is to facilitate domestic sales and perform research and development. In September 2007, Vimicro Shanghai, our wholly owned subsidiary in China was incorporated as a limited liability company with an approved operating period of 30 years. The main business activity of Vimicro Shanghai is to facilitate domestic sales and perform research and development. Vimicro Electronic Technology was established in Beijing in April, 2007 as a limited liability company with an approved operating period of 20 years. In December 2007, Vimicro Jiangsu, Vimicro Electronic Technology’s wholly owned subsidiary in China was incorporated as a limited liability company with an approved operating period of 20 years. The main business activities of Vimicro Electronic Technology and Vimicro Jiangsu are to facilitate external cooperation and to enhance development of system-level solution and exploitation in other development technology. There were no significant operational activities in Vimicro Technology, Vimicro Electronic Technology and Vimicro Jiangsu in 2007.

D.	Property, Plant and Equipment

We are a fabless semiconductor company. We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. Therefore, we do not have manufacturing facilities of our own.

Our principal executive offices are located on premises comprising approximately 9,200 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen and Mountain View, California. We lease substantially all of our premises from unrelated third parties. We believe that we will be able to obtain adequate facilities, either at research and development centers that are currently planned for construction and will be available for future use or leasing of appropriate properties, to accommodate our future expansion plans.

On December 26, 2006, Vimicro China entered into an agreement with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. to acquire the land-use rights for approximately 25,000 square meters of land (including a construction site area of approximately 5,000 square meters) in Haidian District, Beijing. The land will be the site of a new building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use rights and the construction of the new building is estimated to be approximately US$38.3 million. The proposed project, including the gross land area and construction site area, is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. It is estimated that the construction of this new building will be completed by 2010.

On June 27, 2007, Vimicro Technology entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately US$0.9 million, we acquired land use rights for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park. The land will be the site of a new building, which will become Vimicro Technology’s office building and accommodate a research and development center. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

On November 15, 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd. pursuant to which, in consideration of approximately US$5.7 million, to be paid in installments, Vimicro Shanghai would acquire land use rights for approximately 20,900 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. The land will be the site of a new building, which will become Vimicro Shanghai’s office building and accommodate a research and development center. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

On December 26, 2007, Vimicro Jiangsu entered into an agreement with Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of

State-Owned Assets Holdings (Group) Co., Ltd. pursuant to which, in consideration of approximately US$5.4 million to be paid in installments, Vimicro Jiangsu would acquire land use rights for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park. US$1.5 million of the transfer price may be offset by the taxes we pay to Xuanwu District according to a pre-set eight-year schedule, or offset by any local government subsidies to us. The land will be the site of a new building, which will become Vimicro Jiangsu’s office building and accommodate a research and development, IC design and industrialized base. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

For each of the three properties above, we are in discussions with the developers of the sites for an estimated completion date.

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

Overview

We are a fabless semiconductor company that designs, develops and markets mixed-signal semiconductor products and solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We have grown significantly since we introduced our mixed-signal multimedia products in September 2001. Our net revenue increased from US$95.3 million in 2005, to US$ 126.6 million in 2006 and decreased to US$92.8 million in 2007. The decrease in revenue of US$33.8 million in 2007 was mainly attributable to our strategic decision to sell less third-party image sensors, which alone accounted for a US$21.6 million drop in revenue, and a decrease in the number of units shipped and a decline in the average selling price of PC and embedded notebook camera multimedia processors and mobile phone multimedia processors as a result of severe competition in the market. Our gross profit increased from US$36.3 million in 2005 to US$ 40.4 million in 2006, and decreased to US$28.5 million in 2007. The decease in gross profit by US$11.9 million in 2007 was mainly due to the decrease in revenue discussed above. Our net income amounted to US$ 16.4 million in 2005 and US$ 9.7 million in 2006. We had a net loss of US$2.0 million in 2007 as a result of the decrease in gross profit. Our limited operating history makes the prediction of future operating results very difficult. We believe that period to period comparisons of operating results should not be relied upon as predictive of future performance.

We currently derive a significant portion of our revenue from sales of mixed-signal PC and embedded notebook camera multimedia processors. In the future, we intend to sell less third-party image sensors and to derive an increasing percentage of our revenue from mobile phone multimedia processors and other new mixed-signal products that we develop to address the needs of additional markets which we believe have the potential for high volume sales of multimedia products.

In reviewing our performance, we focus on the following non-financial factors: our market penetration, the features and performance of our products, our number of design wins, the length of our product sales cycles and shipment volumes of our products. We evaluate our performance with respect of these non-financial factors against our operating plans. We also focus on the following key financial factors: revenue, gross profit margins and operating expenses.

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

Our gross profit margins have historically fluctuated and are expected to continue to fluctuate due to several factors, including changes in the relative mix of our products, the per-unit costs for our products, and the average selling prices for our products. We have been able to reduce the average per-unit costs for our products primarily due to our ability to negotiate more favorable pricing terms with the foundries and testing houses we use, as we have achieved higher shipment volumes, as well as our ability to improve the manufacturing yields of our products over time through our manufacturers and reduce the size and cost of our products through the migration of our designs to more advanced semiconductor manufacturing processes, for example, from .25 micron CMOS to .09 micron CMOS manufacturing processes. We expect to continue to face price pressure for our products as average selling prices for semiconductor products generally decline over time. However, the average selling price decline may be mitigated by developing and marketing successive generations of products with lower unit costs than prior generations. In order to maintain or improve our gross profit margins, we need to continue to introduce new, lower cost products, increase sales volumes and reduce unit costs.

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

Furthermore, as most of our operating expenses are denominated in RMB, we also expect our operating expenses will continue to increase if there is continued appreciation of RMB against U.S. dollar, our reporting currency.

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

Multimedia processors are characterized by a lengthy time-to-market, which is the interval between product development and initial volume sales. The time-to-market typically ranges from three to six months for our PC and embedded notebook camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers. Our lengthy time-to-market makes it difficult for us to forecast our revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product.

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

	For the Year Ended December 31,
	2005		2006		2007
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In US$ thousands, except percentages)
Net revenue:
PC and embedded notebook camera multimedia processors	36,345	38.1	46,917	37.1	38,869	41.9
Image sensors	35,430	37.2	41,019	32.4	19,422	20.9
Mobile phone multimedia processors	20,774	21.8	30,277	23.9	24,003	25.9
Other products	2,728	2.9	8,351	6.6	10,459	11.3

Total net revenue	95,277	100.0	126,564	100.0	92,753	100.0

Cost of Revenue and Gross Profit

Our cost of revenue primarily consists of costs associated with the fabrication of wafers, the assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party products that we sell to our customers. As we do not have long-term, fixed supply agreements with third-party foundries and assembly and testing companies, our costs for wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market. We expect that our cost of revenue will increase as our sales volume increases, offset in part by reduced per-unit costs of wafer fabrication, assembly and testing over larger volume shipments.

Our gross profit margins decreased from 38.1% in 2005 to 31.9% in 2006 primarily due to the decline of the average selling price of our products and the increase in our product mix of the proportion of relatively lower margin products. Our sales of mobile phone multimedia processors, which have lower per-unit margins compared to our PC and embedded notebook camera multimedia processors, increased from 10.7 million units in 2005 to 18.6 million units in 2006. Our sales of third-party sensors increased from 13.6 million units in 2005 to 20.2 million units in 2006, and our gross profit margins on those sales increased in 2006 compared to 2005. This improvement was primarily due to increased sales of new products with greater margins. Our gross profit margins decreased from 31.9% in 2006 to 30.7% in 2007 primarily due to the decline of the average selling price of our products. However the decrease in gross profit margin has been partially offset by a decrease in our product mix of the relatively lower margin third-party sensor products. Our sales of third-party sensors decreased from 20.2 million units in 2006 to 16.3 million in 2007, and our sensor business accounted for 20.9% of revenues in 2007, a decrease from 32.4% in 2006.

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

Share-based Employee Compensation

Following the incorporation of Vimicro International Corporation, we granted options to purchase a total of 17,574,448 ordinary shares in March 2004 to our current and former employees to honor the commitments previously made by Vimicro China during the period from 1999 to the date of grant. Due to the difference between the option exercise prices and the estimated fair value of our ordinary shares at the time of grant, in 2005, we recognized a total of US$1.4 million of share-based employee compensation expense as a result of the amortization of a portion of the US$2.1 million of deferred expenses incurred in connection with our March 2004 option grants over the vesting periods of the options granted. In 2006 and 2007, we recognized a total of US$2.7 million and US$4.6 million, respectively, of share-based employee compensation expenses.

We adopted a 2004 share option plan, or 2004 plan, and granted a total of 2,701,200 options to our employees under the 2004 plan in 2005. For a description of our 2004 plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options. Our board of directors and shareholders also adopted a 2005 share incentive plan, or 2005 plan. For a description of our 2005 plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” For the years ended December 31, 2005, 2006 and 2007, 313,200, 12,107,400 and 15,685,200 options were granted under the 2005 plan.

We have adopted SFAS No. 123R with effect from January 1, 2006, under which share-based compensation expense is determined based on the fair value of share option as of the option grant date. Prior to the adoption of SFAS No. 123R, we accounted for the share-based awards in accordance with APB No. 25 “Accounting for Stocks Issued to Employees”. Our share-based compensation expense increased in both 2006 and in 2007 as compared to 2005 because we continued to grant options, restricted shares and recognize the resulting share-based compensation expenses under SFAS No. 123R. We expect to continue to issue share-based awards in the future.

As of December 31, 2007, there was $10.6 million and $0.9 million in unrecognized share-based compensation expenses related to share options and restricted shares, respectively. The unrecognized share-based compensation expenses are expected to be recognized over a weighted-average vesting period of 3.57 and 2.21 years for share options and restricted shares, respectively. To the extent the actual forfeiture rate is different from original estimates, actual share-based compensation related to these awards may be different from the expectation.

Research and Development

Research and development expenses consist primarily of salaries, bonuses, and benefits for research and development personnel, lease expenses for occupancy associated with research and development, costs of engineering services from contractors and consultants, purchase cost of intellectual property, depreciation of engineering equipment and share-based compensation expenses. Our research and development expenses have been offset by the government and private grants that we received. We received grants from various PRC government authorities from 2005 through 2007, and we also received grants from a leading global software company in 2005 and 2006. The aggregate amounts of the grants we received were US$1.4 million, US$ 2.6 million and US$3.6 million in 2005, 2006 and 2007, respectively. Each grant is associated with a particular research and development project that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of US$1.9 million, US$3.3 million and US$3.8 million of these grants to research and development projects in 2005, 2006 and 2007, respectively. As of December 31, 2007, we had no unused grants. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future. We expect that our total research and development expenses, including, among others, costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, will increase as we continue to develop new multimedia products.

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

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs for administrative personnel, travel, lease and other expenses for general and administrative purposes share-based compensation expenses, as well as costs for outside services, including legal and accounting services. We expect that our total general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operations.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

PRC

Enterprise Income Tax. PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign-invested enterprises, or FIEs, incorporated in the PRC are generally subject to an enterprise income tax rate of 33%. The Income Tax Law and the related implementing rules also provide certain favorable tax treatments to FIEs which qualify as “high or new technology enterprises” and are registered and operate in specified high-tech zones in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are also generally subject to an enterprise income tax rate of 33%.

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

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws and administrative regulations shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “qualified high and new technology enterprise strongly supported by the state” set out in the implementation rules of the New EIT Law. The implementation rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and its competent authorities in December 2007 and early 2008. In accordance with the implementation rules of the New EIT Law, the existing preferential tax treatments granted to PRC entities that previously qualified as a “high and new technology enterprise” will not automatically be applicable to these entities unless they qualify as a “high and new technology enterprise” under the New EIT Law. Although based on the New EIT Law, implementation rules, as well as the administrative measures, Vimicro China believes that it will qualify as “high and new technology enterprise strongly supported by the State,” Vimicro China will be subject to statutory tax rate of 25% until it receives official approval for the new status.

Under the New EIT Law, an enterprise established outside of the PRC with effective management located in the PRC, is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that any of the entities in the group registered outside the PRC should be deemed a resident enterprise, they will be subject to PRC income tax at a rate of 25%.

Furthermore, under the New EIT Law, dividends, interest, rent or royalties payable by a foreign investment enterprise to any of its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, unless such foreign enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax. The subsequent circular issued in January 2008 stipulates that no income tax will be withheld on the distribution of earnings of foreign-invested enterprises where the relevant earnings were generated before January 1, 2008, but distributed in 2008 and beyond. However, income tax withholding rate will be 10% or the lower treaty rate on earnings generated after December 31, 2007.

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

Business Tax. According to PRC business tax policy, service income generally is subject to business tax at 5%. Vimicro China is entitled to business tax exemption on income arising from or related to technology transfers, provided these technology transfer agreements are registered with the relevant government agencies.

United States

Viewtel, the subsidiary incorporated in the United States, is subject to state income tax and federal income tax at different tax brackets, depending upon taxable income levels. Viewtel incurred income tax expenses of approximately $8,000, $132,650 and $2,000 for the years of 2005, 2006 and 2007, respectively.

Hong Kong

Profits Tax. Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business. The statutory profits tax rate for corporations was 17.5% for 2005, 2006 and 2007.

Vimicro Hong Kong, the Hong Kong subsidiary of Vimicro China, calculated Hong Kong profits tax for 2005 on the basis that it was subject to Hong Kong profits tax for that year. Income tax expenses were approximately $201,000 for 2005. However, Vimicro Hong Kong applied for reopening of its profits tax returns with the Hong Kong Inland Revenue Department in September, 2006 to lodge offshore claims for all years since the commencement of its operations in 2002 and filed amended tax returns. Based on the territorial source principle of taxation in Hong Kong, it is considered that Vimicro Hong Kong has a reasonable technical basis to lodge the offshore claim. An adjustment was made in 2006 to reflect the accumulative changes as a result of the change in filing status. The offshore position claim of Vimicro Hong Kong was being examined by the Hong Kong tax authorities as of December 31, 2007.

Withholding Tax. Under the current Hong Kong tax laws, an entity established outside of Hong Kong is subject to a 5.25% withholding tax on royalty income derived (or deemed to be) from Hong Kong. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro China was previously subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong, which Vimicro Hong Kong had withheld and used to settle the tax liabilities on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of Hong Kong withholding tax paid on the royalty income could be allowed as a foreign tax credit against Vimicro China’s PRC income tax liabilities.

In the event Vimicro Hong Kong’s offshore claim is allowed by the Hong Kong tax authorities, Vimicro China would not be subject to the Hong Kong withholding tax on its royalty income.

Internal Control Over Financial Reporting

Under the supervision of the audit committee, our management has conducted an evaluation of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes those processes and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

In our annual report on Form 20-F for the year ended December 31, 2006, our management reported the following material weaknesses in our internal control over financial reporting: (i) an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of U.S. GAAP, (ii) ineffective controls over the completeness and accuracy of our income tax balance sheet accounts and its related provision for income taxes, and (iii) ineffective controls over the process for estimating our provision for obsolete and excess inventory. In 2007, we implemented a number of remedial measures to address the material weaknesses described above, including the following:

•

we hired a new chief financial officer in June 2007, who had also been acting as financial controller until a new controller was hired in February 2008, and we hired a reporting manager in December 2007 who is responsible for managing the process for year-end and quarterly reporting;

•

our management and accounting staff have kept current on developments and interpretations of U.S. GAAP, including engaging in extensive external and internal trainings on the application of U.S. GAAP accounting standards and compliance with the Sarbanes-Oxley Act;

•

we hired a consultant to review income tax and FIN48 related tax exposures. Our management and accounting staff engaged in external trainings on the application of SFAS 109 and FIN48, as well as trainings on new tax policies by the national tax authority of China; and

•

we have documented and implemented appropriate policies and methodologies for estimating our provision for obsolete and excess inventory and enhanced our controls and procedures over inventory counts and record keeping. These control and procedural improvements also included enhancements of approval, review and monitoring in this area.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As of December 31, 2007, our management concluded that these control procedures were effectively designed, implemented and operating effectively so as to enable management to conclude that the above described material weaknesses have been remedied as of such date.

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

We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before we deliver our products which we record as advances from customers. For customers to which we provide credit, we have assessed a number of factors to determine whether collection from them is probable, including past transaction history with them and their creditworthiness. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

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

Inventories

We state inventories at the lower of cost, on a weighted-average basis, or market. Market value is equal to current replacement cost to the extent that it does not exceed net realizable value. We record adjustments to write-down the cost of obsolete or excess inventory to the estimated net realizable value based on historical and forecasted demand. Determination of net realizable value of inventories involves numerous judgments, including projecting average selling prices and sales volumes for future periods and costs to complete products in work in process inventories. To project average selling prices and sales volumes, we review recent sales volumes, existing customer orders, current contract prices, industry analysis of supply and demand, seasonal factors, general economic trends and other information. When these analyses reflect estimated market values below our manufacturing costs or the carrying value reflected in the balance sheet, we record a charge to cost of revenue in advance of when the inventory is actually sold. Differences in forecasted average selling prices used in calculating lower of cost or market adjustments can result in significant changes in the estimated net realizable value of product inventories and accordingly the amount of write-down recorded.

Share-based Compensation

Our share-based compensation plan is described in more detail under “Item 6. Directors, Senior Management and Employees.” We adopted SFAS 123R using the modified prospective transition approach from January 1, 2006. Prior to January 1, 2006, we accounted for share-based compensation arrangements with employees in accordance with the provisions of APB 25 “Accounting for Stocks Issued to Employees,” and related interpretations thereof. Pursuant to SFAS 123R, we recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair value of the share option and restricted share on the date of grant. We continue to account for share options that had been granted prior to the initial public filing of our registration statement on Form F-1 with the SEC on October 24, 2005 and that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing of our registration statement on Form F-1 but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of SFAS 123R is computed based on the grant date fair values of those awards.

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

Impairment of Long-lived Assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the estimated future undiscounted cash flows to be produced by the assets. If the total of the estimated future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income based on the excess of the carrying value over the fair value of the asset or asset group. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. During the three years ended December 31, 2007, we did not record any impairment charges. If we make different judgments or adopt different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenue for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(61.9)%	(68.1)%	(69.3)%
Gross profit	38.1%	31.9%	30.7%
Operating expenses:
Research and development, net	(8.5)%	(13.7)%	(21.6)%
Sales and marketing	(5.4)%	(4.2)%	(5.0)%
General and administrative	(6.4)%	(8.6)%	(11.3)%
Total operating expenses	(20.3)%	(26.5)%	(37.9)%
Other income	0.7%	2.7%	4.9%
Income tax (expense)/benefit	(1.3)%	(0.4)%	0.1%

Net income/(loss)	17.2%	7.6%	(2.2)%

Comparison of the Years Ended December 31, 2007 and 2006

Net Revenue. Our net revenue decreased by US$33.8 million, or 26.7%, to US$92.8 million in 2007 from US$126.6 million in 2006. This decrease was due primarily to (i) a decrease in unit shipments of our PC and embedded notebook camera multimedia processors from 35.5 million units in 2006 to 31.4 million units in 2007, (ii) a decrease in unit shipments of our mobile phone multimedia processors from approximately 18.6 million units in 2006 to approximately 18.2 million units in 2007, (iii) a decrease in unit shipments of image sensors from 20.2 million units in 2006 to 16.3 million units in 2007 due to our strategic decision to focus on the sale of our proprietary products as a result of the global pressure on the pricing and supply of sensors, and (iv) the decline in the average selling price of our products, particularly the average selling price for sensors, which has dropped by more than 40% in 2007.

Cost of Revenue and Gross Profit. Cost of revenue decreased by US$21.9 million, or 25.4%, to US$64.3 million in 2007 from US$86.2 million in 2006. This decrease was due primarily to a decrease in our sales volume. Our gross profit decreased by US$11.9 million, or 29.5%, to US$28.5 million in 2007 from US$40.4 million in 2006. The gross profit margin dropped 1.2% from 31.9% in 2006 to 30.7% in 2007. This decrease was primarily due to a decline in the average selling prices for our major product lines, which was partially offset by a decrease in our product mix of the relatively lower margin image sensor business from 32.4% of our total net revenue in 2006 to 20.9% in 2007.

Operating Expenses. Operating expenses increased by US$1.6 million, or 4.8%, to US$35.1 million in 2007 from US$33.5 million in 2006. This increase was due primarily to (i) an increase by approximately US$3.7 million in additional payroll and welfare expenses for research and development, and (ii) a total increase of US$1.5 million in share-based compensation expenses, which was partially offset by a US$3.6 million decrease in audit, legal and consultant expenses.

Research and Development. Research and development expenses increased by US$ 2.7 million, or 15.6%, to US$20.0 million in 2007 from US$17.3 million in 2006. Our gross research and development expenditures before government grant deduction increased US$3.3 million or 16% from US$20.6 million in 2006 to US$23.9 million in 2007. The increase was mainly due to (i) an increase of approximately US$3.7 million payroll and welfare expenses, (ii) an approximately US$0.3 million increase in rental costs for office space, (iii) an increase of US$0.5 million for the purchase of intellectual property used in research and development and (iv) a decrease of US$1.1 million in engineering samples expenses. We expect that our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, to increase as we continue to expand our portfolio of new multimedia products.

Sales and Marketing. Sales and marketing expenses decreased by US$0.7 million, or 13.0%, to US$4.7 million in 2007 from US$5.4 million in 2006. The decrease mainly reflected a US$0.5 million decrease in advertising fees.

General and Administrative. General and administrative expenses decreased by US$0.5 million, or 4.6%, to US$10.4 million in 2007 from US$10.9 million in 2006. The decrease mainly reflected a US$3.6 million decrease in audit, legal and consultant expenses, partially offset by (i) an increase of approximately US$1.3 million share-based compensation expenses, (ii) an increase of fixed assets disposal loss and donation of US$0.6 million, (iii) an approximately US$0.3 million increase in payroll and welfare, (iv) an increase of US$0.4 million in office related costs, and (v) an increase of US$0.2 million in patent application fees.

Income Tax (Expense)/Benefit. Income tax benefit was approximately US$99,000 in 2007 compared to income tax expenses of approximately US$530,000 in 2006, mainly due to the decrease in income before tax and the effect of change in the tax rate on the deferred tax of Vimicro China.

Vimicro China was subject to a preferential tax rate of 10% in 2007. New EIT Law became effective as of January 1, 2008. Under the New EIT Tax Law and related implementation rules, Vimicro China will be subject to statutory tax rate of 25% until it receives official approval to be a “qualified high and new technology enterprise,” which is entitled to a 15% preferential tax rate, and Vimicro China used the 25% rate in the calculation of deferred tax balances.

Net Income. We had a net loss of US$2.0 million in 2007, as compared to a net income of US$9.7 million in 2006, mainly due to lower revenues and gross profit margin, and an increase in operating expenses.

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

Research and Development. Research and development expenses increased by US$ 9.2 million, or 113.8%, to US$17.3 million in 2006 from US$8.1 million in 2005. Our gross research and development expenditures before government grant deduction increased US$10.6 million or 105.4% from US$10 million in 2005 to US$20.6 million in 2006. The increase mainly reflected (i) the increase of approximately US$5 million payroll and welfare expenses as R&D headcount increased from 248 as of December 31, 2005 to 437 as of December 31, 2006, (ii) the increase of US$1.8 million in share-based compensation expenses from US$520,000 in 2005 to US$2.3 million in 2006, mainly due to the adoption of FAS123R, and (iii) the approximately $1.0 million increase in depreciation of fixed assets and rental cost for office space.

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

We have financed our operations primarily through private sales of equity interests to investors, the proceeds of our initial public offering, as well as through cash generated from our operating activities. We have also received government and private grants to fund our research and development projects. Our principal use of cash for the three years ended December 31, 2007 was to fund our working capital requirements.

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for our mobile phone multimedia processors. We plan to fund this increase in working capital requirement from our operating cash inflow and existing cash reserve.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in US$ thousands)
Net cash provided by operating activities	7,589	19,314	8,403
Net cash used in investing activities	(3,764)	(6,617)	(9,415)
Net cash provided by financing activities	62,160	1,141	22
Effect of exchange rate changes on cash and cash equivalents	33	386	3,114

Net increase in cash and cash equivalents	66,018	14,224	2,124
Cash and cash equivalents at beginning of year	34,592	100,610	114,834

Cash and cash equivalents at end of year	100,610	114,834	116,958

Net cash provided by operating activities amounted to US$8.4 million in 2007, primarily as a result of operating profit excluding non-cash share-based compensation expenses and depreciation. Net cash provided by operating activities in 2006 was US$19.3 million, primarily as a result of our operating profit in 2006, and a decrease of US$9.5 million in inventory. Net cash provided by operating activities amounted to US$7.6 million in 2005, primarily as a result of our operating profit in 2005, and to a lesser extent, an increase in accrued expenses and other current liabilities which consisted primarily of professional services fees. This increase was offset in part by an increase in accounts receivables and an increase of our inventory to support our increased sales volume in 2005.

Net cash used in investing activities was US$9.4 million in 2007, primarily due to an approximately US$4.5 million purchase of fixed assets and US$4.9 million payments towards land use rights. Net cash used in investing activities was US$6.6 million in 2006, primarily due to the increase of approximately $6.6 million purchase of fixed assets, mainly development tools, mask tooling, software, and other equipment. Net cash used in investing activities amounted to US$3.8 million in 2005, primarily due to a substantial increase in our expenditures for the purchase of software, development tools and computer equipment to meet the demand of our growing business and operations in 2005.

Net cash provided by financing activities amounted to US$22,000 in 2007, primarily due to the exercise of share options, offset in part by the amount we used to repurchase shares. Net cash provided by financing activities was US$1.1 million in 2006, primarily due to the exercise of share options. Net cash provided by financing activities amounted to US$62.2 million in 2005, primarily due to the proceeds from our initial public offering which amounted to US$59.1 million, and from shares sold in connection with the exercise of share options in 2005.

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

Capital Expenditures

Our capital expenditures amounted to US$3.8 million, US$6.6 million and US$4.5 million in 2005, 2006 and 2007, respectively. In the past, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities. We estimate that we will make capital expenditures in 2008 between $4.0 million and $5.0 million (excluding land use rights premium and property development expenditure), for purchases of software, development tools and other items related to our product development activities. In the five months ended May 31, 2008, we spent approximately $1.2 million for capital expenditures.

In December 2006, Vimicro China entered into an agreement with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. to acquire the land use rights for approximately 25,000 square meters of land (including a construction site area of approximately 5,000 square meters) in Haidian District, Beijing. The land will be the site of a new building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land use rights and the construction of the new building is estimated to be approximately US$38.3 million. The proposed project, including the gross land area and construction site area, is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. It is estimated that the construction of this new building will be completed by 2010.

On June 27, 2007, Vimicro Technology entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately US$0.9 million, we acquired land use rights for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park. The land will be the site of a new building, which will become Vimicro Technology’s office building and accommodate a research and development center. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

On November 15, 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd. pursuant to which, in consideration of approximately US$5.7 million, to be paid in installments, Vimicro Shanghai would acquire land use rights for approximately 20,900 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. The land will be the site of a new building, which will become Vimicro Shanghai’s office building and accommodate a research and development center. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

On December 26, 2007, Vimicro Jiangsu entered into an agreement with Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. pursuant to which, in consideration of approximately US$5.4 million to be paid in installments, Vimicro Jiangsu would acquire land use rights for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park. US$1.5 million of the transfer price may be offset by the taxes we pay to Xuanwu District according to a pre-set eight-year schedule, or offset by any local government subsidies to us. The land will be the site of a new building, which will become Vimicro Jiangsu’s office building and accommodate a research and development, IC design and industrialized base. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

For each of the three properties above, we are in discussions with the developers of the sites for an estimated completion date.

C.	Research and Development

We maintain a team of experienced engineers. As of December 31, 2007, our research and development staff consisted of 438 engineers, representing approximately 77.1% of the total number of our employees. Most of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. Going forward, we intend to recruit most of our engineers in China. We have established various recruiting and training programs with leading universities in China. In addition, we will also selectively recruit experienced engineers from Silicon Valley. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs.

Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to US$10.0 million, US$20.6 million and US$23.9 million in 2005, 2006 and 2007, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	More than 3 years
	(in US$ thousands)
Operating lease obligations	3,207	2,468	739	—
Purchase obligations	17,925	17,925	—	—

Total	21,132	20,393	739	—

*	Purchase obligations include commitments to purchase products from suppliers and fixed assets that have not been recognized in the financial statements.

In addition to the contractual obligations in the table above, we have contractual obligations under certain land use rights acquisition agreements which are described in the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

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

In September 2006, the Financial Accounting Standards Board or FASB, issued SFAS 157 “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However in February 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We will adopt SFAS 157 except for nonfinancial assets and nonfinancial liabilities as specified in FSP FAS 157-2 beginning January 1, 2008 and do not believe that will have a material effect on its consolidated financial position and results of operations. We are currently evaluating the impact on its consolidated financial statements upon adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The adoption of SFAS 159 will not have a material impact on our consolidated financial statements.

In June 2007, the FASB ratified the Emerging Issue Task Force Issue No. 07-3 “Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized, and recognized as an expense as the related goods are delivered or services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and shall be applied prospectively. We do not believe that the adoption of EITF 07-3 will have a material effect on our consolidated financial position and results of operations.

In December 2007, Statement No. 141 (revised) “Business Combinations” (“SFAS 141R”) was issued by FASB. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and changes the accounting for business combination. SFAS 141R requires the recognition of the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree measured at their respective fair values on the acquisition date, including full amounts of their fair values in a step acquisition, those arising from qualified contingencies and contingent consideration. A gain from a bargain purchase is recognized as earnings attributable to the acquirer. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. We expect no material impact on our consolidated results of operations and financial position upon adoption of SFAS 141R.

In December 2007, the FASB issued SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”), which clarifies that noncontrolling interests in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The statement revises the accounting for changes in a parent’s controlling ownership interest. SFAS 160 is effective for us from January 1, 2009. We do not believe that the application of SFAS 160 will have a significant impact on our consolidated financial position and results of operations.

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin 110 (“SAB 110”), which states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS 123(R) beyond December 31, 2007. We expect no material impact on its financial statements upon adoption of SAB 110.

In March 2008, the FASB issued SFAS 161 “Disclosure About Derivative Instruments and Hedging Activities”, an amendment to SFAS 133. The new standard requires enhanced disclosures regarding an entity’s derivative and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We will adopt SFAS 161 beginning January 1, 2009 and expect no material effect on our financial position, financial performance and cash flows.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Zhonghan Deng	40	Chairman of the Board and Chief Executive Officer
Xiaodong Yang	39	Director, Chief Technology Officer
Zhaowei (Kevin) Jin	39	Director, President and Chief Operating Officer
Yundong (Raymond) Zhang	40	Senior Vice President and Head of Mobile Multimedia Product Unit
Jun Zhu	47	Vice President and Head of IC Group
Qing (Mike) Yu	37	Vice President and Head of PC and Advanced Multimedia Product Unit
Quincy Tang	45	Chief Financial Officer and Vice President of Accounting
Changyong (Robert) Chen(2)(3)	56	Independent Director
Theodore Van Duzer(1)(2)	80	Independent Director
Donald L. Lucas(1)(3)	78	Independent Director
Victor Yang	61	Independent Director
Dr. Yingyi Qian(3)	52	Independent Director

(1)	Member of the Corporate Governance and Nominating Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

Dr. Zhonghan Deng is a co-founder of our company. He currently serves as the chairman of our board of directors and chief executive officer of our company. Dr. Deng was elected as a member of the National People’s Congress of the People’s Republic of China for a five-year term from March 2008. He also serves as a board member and audit committee member of Sohu.com Inc. Dr. Deng has received numerous awards for his achievements, including the National First Class Award for Science and Technology in 2005, which were presented by the President of China, Hu Jintao. Prior to joining us in January 2002, Dr. Deng co-founded Pixim, Inc., or Pixim, in Silicon Valley in 1998. Prior to that, Dr. Deng was a research scientist for IBM at the T.J. Watson Research Center in Yorktown Heights, New York. Dr. Deng received his Ph.D. degree in Electrical Engineering and Computer Science, M.S. degree in Economics and M.S. degree in Physics, all from the University of California at Berkeley.

Dr. Xiaodong Yang is a co-founder of our company. He currently is a member of our board of directors and also serves as our chief technology officer. Dr. Yang is responsible for leading all research and development activities and setting product and technology directions for our company. Prior to joining us in March 2004, Dr. Yang worked at Pixim, which he co-founded in 1998. Dr. Yang began his research on mixed-signal imaging chips in Silicon Valley in 1993. He won research and development awards at both Hewlett-Packard Co. and Intel Corporation. He has published many technical papers and holds numerous patents. Dr. Yang received his Ph.D., M.S. and B.S. degrees in Electrical Engineering from Stanford University.

Zhaowei (Kevin) Jin is a co-founder of our company. Mr. Jin joined our company when we commenced operations in 1999. He is a member of our board of directors and also serves as our president and chief operating officer. From 1996 to 1999, Mr. Jin served as the founder and president of Jin Ye Company where he led the establishment of a complete PC sales and distribution network throughout China. Mr. Jin was the co-founder of Mitech Corporation in 1992, one of the largest providers of medical electronic image manipulation equipment in China, and served as vice president of sales until 1996. Mr. Jin received his B.S. degree in Electrical Engineering from the University of Electronics Science and Technology of China in 1991.

Yundong (Raymond) Zhang joined our company in 2001 and currently serves as our senior vice president and head of the mobile multimedia product unit. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoder, 3D graphics engine, ethernet controller and 16- bit game processor. Mr. Zhang received his B.S. and M.S. degrees in Electrical Engineering from Fudan University.

Jun Zhu joined our company in 2000 as an engineering director and currently serves as our vice president and head of IC group. From 2001 to 2007 Mr. Zhu served as president and as a member of the board of directors of Silicon Rain Technology, a business focused on the development of IC products in the United States. From 1996 to 2000, Mr. Zhu served as a design manager of Intel Corporation in Santa Clara, California. From 1989 to 1996, Mr. Zhu served as a chip design architect, senior ASIC (Application Specific IC) design engineer and ASIC design engineer at the Application Specific Standard Product group of Toshiba America Electronics Components Inc. in San Jose, California. Mr. Zhu received his M.S. degree in Computer Engineering from Syracuse University.

Dr. Qing (Mike) Yu joined our company in 2001 and currently serves as vice president and head of PC and advanced multimedia product unit. From 1997 to 2001, Mr. Yu served as a senior research scientist at the research lab of Eastman Kodak Company. Dr. Yu received his B.S. degree in Physics from University of Houston and his Ph.D. and M.S. degree in Electrical and Computer Engineering from University of Rochester.

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

Changyong (Robert) Chen has served as a member of our board of directors since July 2004. In 1997, Mr. Chen co-founded Monolithic Power System, a fabless semiconductor company focused on power management chips, which was listed on the NASDAQ Global Market in 2004. In 1990, Mr. Chen founded OPTI in Silicon Valley, a fabless semiconductor company focused on PC motherboard chipset design, which was listed on the NASDAQ Global Market in 1993. In 1985, Mr. Chen founded TMC in Taiwan, a PC motherboard manufacturer which was later acquired by a German public company. Mr. Chen also served as investment advisor of Fortune Investment, a Taiwan-based venture capital company from 1996 to 2000. Mr. Chen received his M.S. degree in Electrical Engineering from the University of California at Berkeley.

Dr. Theodore Van Duzer has served as a member of our board of directors since July 2004. He is professor emeritus in the Department of Electrical Engineering and Computer Science at University of California at Berkeley. Dr. Van Duzer received his Ph.D. degree from the University of California at Berkeley in 1960 and has served as a member of its faculty since 1961. Dr. Van Duzer is the founding editor-in-chief of IEEE Transactions on Applied Superconductivity. He is also the co-author of two textbooks, “Principles of Superconductive Devices and Circuits” and “Fields and Waves in Communication Electronics” and has published over 200 papers in the research literature on superconductor electronics. He was elected to the U.S. National Academy of Engineering and is an IEEE Life Fellow.

Donald L. Lucas has served as a member of our board of directors since July 2004. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Oracle Corporation, Spansion, Inc. and 51job, Inc. Mr. Lucas also serves as a director for several privately held companies. Mr. Lucas received his B.A. degree from Stanford University and his M.B.A. degree from the Stanford Graduate School of Business.

Victor Yang has served as a member of our board of directors since July 2004 and currently also serves as the president of Power Pacific Corporation Ltd., a Hong Kong subsidiary of Power Corporation of Canada. Prior to joining Power Corporation in 1996, Mr. Yang was head of the resident mission in China for the International Finance Corporation, or IFC, a member of the World Bank Group. Prior to his reassignment to Beijing in 1992 to develop IFC’s PRC business, Mr. Yang held senior investment management positions and acted as the principal investment officer for IFC in Latin America. Mr. Yang also serve as a director for several privately held companies. Mr. Yang received his M.S. and B.S. degrees in Chemical Engineering from Massachusetts Institute of Technology, and a graduate degree in Business Administration from Fundacao Getulio Vargas, in Sao Paulo, Brazil.

Dr. Yingyi Qian has served as a member of our board of directors since November 2006. He currently serves as dean of Tsinghua University School of Economics and Management and as a professor of economics at the University of California at Berkeley. As a renowned Chinese economist and expert in management studies, Dr. Qian has advised leading Chinese companies on restructuring and other important governance issues. He also serves as an independent director and audit committee member of China Netcom Group Corporation and Industrial and Commercial Bank of China and chairman of the supervisory board of Viton Wireless Technology AG. Prior to joining the Berkeley faculty, Dr. Qian taught in the Department of Economics at Stanford University and the University of Maryland. Dr. Qian graduated from Tsinghua University in 1981 with a B.S. in mathematics. He received his Ph.D in economics from Harvard University in 1990, after earning an M.Phil. in management science/operations research from Yale University and an M.A. in statistics from Columbia University.

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2007, the aggregate cash compensation we paid to our executive officers was approximately US$1.1 million and the aggregate cash compensation we paid to our non-executive directors was US$60,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share Options

Historical Option Grants. During the period from 1999 to February 2004, Vimicro China promised to grant options to certain employees, directors, consultants and other individuals based on terms and conditions mutually agreed upon by Vimicro China and each such individual. In connection with our reorganization, we issued options pursuant to Vimicro China’s prior commitments. The following table summarizes, as of March 31, 2008, the outstanding historical options granted to our directors and executive officers named below and to other individuals including our employees, consultants and advisors.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Xiaodong Yang	1,200,000	0.60	March 17, 2004	March 17, 2014
Jun Zhu	75,000	0.60	March 17, 2004	March 17, 2014
Qing (Mike) Yu	172,100	0.12	March 17, 2004	March 17, 2014
Chang Yong (Robert) Chen	300,000	0.12	March 17, 2004	March 17, 2014
Other individuals as a group	2,071,500	From 0.01 to 0.60	March 17, 2004	March 17, 2014

The vesting schedule of the options we granted in March 2004 was determined based on the optionee’s length of employment with, or services to us and the date on which Vimicro China initially promised to grant options to such optionee.

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

Vesting Schedule. In general, options granted under the 2004 plan vest over a five-year period following a specified vesting commencement date. 20% of the options granted vest at the end of the first anniversary of the vesting commencement date, and 10% of the options vest semi-annually thereafter over the next four years, subject to the optionee continuing to be an employee or a service provider on each vesting date.

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

Third-Party Acquisition. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding options or share purchase rights will be assumed or equivalent options or rights will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction.

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

Option Repricing. On March 27, 2008, our compensation committee acted to reprice certain outstanding options that it had previously granted to our senior management. The options, all of which had been previously issued pursuant to the 2004 plan and 2005 plan were repriced based on the closing price on March 27, 2008 which was $0.70 per ordinary share.

The repriced options had originally been issued with $1.60 to $3.00 per ordinary share option exercise prices. As a result of the recent sharp reduction in our stock price, we believed that such options no longer would properly incentivize our senior management who held such options to work in the best interest of our Company and shareholders. Moreover, we believed that if these options were reprised, that such options would provide better incentives to senior management.

The following table summarizes, as of March 31, 2008, the outstanding options and restricted shares granted pursuant to the 2004 plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Zhaowei (Kevin) Jin	1,601,600	0.70	October 14, 2004	October 14, 2014
Yundong (Raymond) Zhang	460,000	0.70	October 14, 2004	October 14, 2014
Donald L. Lucas	400,000	1.60	October 14, 2004	October 14, 2014
Jun Zhu	150,000	0.70	October 14, 2004	October 14, 2014
	200,000	0.70	October 28, 2005	October 28, 2015
Changyong (Robert) Chen	100,000	1.60	October 14, 2004	October 14, 2014
Theodore Van Duzer	100,000	1.60	October 14, 2004	October 14, 2014
Qing (Mike) Yu	60,000	0.70	October 14, 2004	October 14, 2014
Other individuals as a group	2,662,415	From 0.70 to 3.00	From October 14, 2004 to October 28, 2005	From October 14, 2014 to October 28, 2015

Notes:

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

2005 Share Incentive Plan. In October 2005, our board of directors and shareholders adopted a 2005 share incentive plan, or the 2005 plan. In December 2006, our board of directors and shareholders amended the 2005 plan to increase the maximum aggregate number of awards to 21,065,505 ordinary shares. We have reserved for issuance 21,065,505 ordinary shares upon exercise of awards granted under our 2005 plan. In March 2008, our board of directors and compensation committee amended the 2005 plan to provide for a provision permitting our compensation committee to reprice share options.

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

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change of control corporate transaction where the successor entity does not assume our outstanding awards under the 2005 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change of control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change of control transaction, the outstanding awards automatically become fully vested and exercisable.

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

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2005 plan. Amendments to the 2005 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2005 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2005 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2005 plan. We followed home country practice with respect to an amendment to 2005 plan on repricing the outstanding options. Based on home country practice, we are not required to seek shareholder approval for repricing our outstanding options.

Grant of Restricted Shares. We granted 1,804,600 restricted shares under the 2005 plan. Key terms in the award agreements are summarized as follow:

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

or

100% of the restricted shares will vest within one year after the grant date.

•	The unvested portion of the restricted shares are subject to forfeiture upon the termination of the holder’s employment with or service to us;

•	Until vested, the restricted shares are not transferable and may not be sold, pledged or otherwise transferred.

Option Repricing. On March 27, 2008, our compensation committee acted to reprice 10,072,100 outstanding options that it had previously granted to our senior management. The options, all of which had been previously issued pursuant to the 2004 plan and 2005 plan were repriced based on the closing price on March 27, 2008 which was $0.70 per ordinary share.

The repriced options had originally been issued with $1.25 to $4.55 per ordinary share option exercise prices reflected the then current market prices of our stock on the dates of original grant. As a result of the recent sharp reduction in our stock price, we believed that such options no longer would properly incentivize our senior management who held such options to work in the best interest of our Company and shareholders. Moreover, we believed that if these options were reprised, that such options would provide better incentives to senior management.

The following table summarizes, as of March 31, 2008, the outstanding options and restricted shares granted pursuant to the 2005 plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Zhaowei (Kevin) Jin	1,200,000	0.70	August 9, 2006	August 9, 2016
Jun Zhu	200,000	0.70	August 13, 2007	August 13, 2017
Qing (Mike) Yu	200,000	0.70	August 9, 2006	August 9, 2016
Xiaodong Yang	1,200,000	0.70	August 9, 2006	August 9, 2016
Zhonghan (John) Deng	3,500,000	0.70	August 9, 2006	August 9, 2016
Quincy Tang	240,000	0.70	June 27, 2007	June 27, 2017
Yingyi Qian	100,000	2.50	August 9, 2006	August 9, 2016
Other individuals as a group	6,459,100	From 0.70 to 4.55	From December 26, 2005 to March 17, 2008	From December 26, 2015 to March 17, 2018

	Ordinary Shares Underlying Restricted Shares Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Zhaowei (Kevin) Jin	400,000	0.00	March 28, 2008	March 28, 2018
Yundong (Raymond) Zhang	50,400	0.00	April 28, 2007	April 28, 2017
	120,000	0.00	March 28, 2008	March 28, 2018
Jun Zhu	28,200	0.00	April 28, 2007	April 28, 2017
	80,000	0.00	March 28, 2008	March 28, 2018
Qing (Mike) Yu	28,200	0.00	April 28, 2007	April 28, 2017
	80,000	0.00	March 28, 2008	March 28, 2018
Other individuals as a group	1,094,536	0.00	From March 3, 2006 to March 28, 2008	From March 3, 2016 to March 28, 2018

C.	Board Practices

Our board of directors consists of eight directors. A director is not required to hold any of our shares by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third-party.

Committees of the Board of Directors

We have established three committees under the board of directors—the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

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

In 2007, our audit committee held meetings or passed resolutions by unanimous written consent 15 times.

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

In 2007, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2007, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

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

Home Country Practice Exemption

Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided letters to the Nasdaq certifying that under Cayman Islands law and under our articles of association, (1) we are not required to hold annual shareholder meetings every year, and (2) we are not required to seek shareholder approval for any material amendments to our equity compensation plans.

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2007. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Additionally, in March 2008, our compensation committee repriced 10,072,100 our outstanding share options by reducing their exercise prices based on the closing price on March 27, 2008 which was $0.70 per ordinary share. The rationale for the repricing is that our share options no longer provided a meaningful incentive to the option holders to remain in our employment, and that a repricing of the share options with a lower exercise price for our existing options would once again provide an incentive to the option holders to continue to provide services to us and to maximize shareholder value.

Nasdaq Marketplace Rule 4350(i)(1) and IM-4350-5 require each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding share options. Pursuant to the “home country practice” exemptions above that we applied and obtained, the amendments to our 2005 share incentive plan to permit the option repricing in March 2008 were approved and ratified by only our board of directors and such amendments have not been, and will not be sought by us to be, approved or ratified by our shareholders.

D.	Employees

We had 369, 588 and 568 employees as of December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, we had 74 employees in management and administration, 438 employees in research and development and 56 employees in sales and marketing.

E.	Share Ownership

As of March 31, 2008, the most recent practicable date, 140,318,046 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and 1,883,745 restricted shares. On that date, a total of 22,018,054 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. Except for holders of 1,883,745 restricted shares, no shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2008, assuming the exercise of all of our outstanding share options, by:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Zhonghan Deng(2)	15,339,490	10.7
Xiaodong Yang(3)	8,997,110	6.3
Zhaowei (Kevin) Jin(4)	4,136,600	2.9
Yundong (Raymond) Zhang(5)	1,773,112	1.3
Jun Zhu(6)	1,173,200	0.8
Qing (Mike) Yu(7)	890,300	0.6
Donald L. Lucas(8)	693,808	0.5
Yingyi Qian(9)	120,000	0.1
Changyong (Robert) Chen(10)	420,000	0.3
Theodore Van Duzer(11)	170,000	0.1
Quincy Tang(12)	240,000	0.2
All Directors and Executive Officers as a Group(13)	33,953,620	23.8

Principal Shareholders:
Investment entities affiliated with General Atlantic LLC(14)	24,535,522	17.5
Janus Capital Management LLC(15)	11,417,680	8.1
Power Pacific (Mauritius) Limited(16)	11,250,000	8.0

(1)	Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person. Percentage ownership of each listed person is based on 140,318,046 shares outstanding as of March 31, 2008 (excluding 1,883,745 restricted shares) and the number of shares underlying options and restricted shares held by such person.
(2)	Includes 11,839,490 ordinary shares held by Vimicro Beijing Corporation, an entity wholly owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, and 3,500,000 ordinary shares issuable upon exercise of options held by Mr. Deng. The address for Mr. Deng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(3)	Includes 6,597,110 ordinary shares held by Vimicro Tianjin Corporation, an entity wholly owned and controlled by Mr. Yang, and 2,400,000 ordinary shares issuable upon exercise of options held by Mr. Yang. The address for Mr. Yang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(4)	Includes 935,000 ordinary shares held by Vimicro Shenzhen Corporation, an entity wholly owned by The Jin Family Trust, of which Mr. Jin is the settler, 400,000 restricted shares held by Vimicro Shenzhen Corporation, which are subject to our right to repurchase and restriction on transfer, and 2,801,600 ordinary shares issuable upon exercise of options held by Mr. Jin. The address for Mr. Jin is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(5)	Includes 1,062,712 ordinary shares, 250,400 restricted shares held by Mr. Zhang, which are subject to our right to repurchase and restriction on transfer and of which 80,000 restricted shares are the result of the early exercise of options, and 460,000 ordinary shares issuable upon exercise of options held by Mr. Zhang. The address for Mr. Zhang is 15/F, Shining Tower, No.35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(6)	Includes 440,000 ordinary shares and 108,200 restricted shares held by Mr. Jun, which are subject to our right to repurchase and restriction on transfer, and 625,000 ordinary shares issuable upon exercise of options held by Mr. Zhu. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.

(7)	Includes 350,000 ordinary shares and 108,200 restricted shares held by Mr. Yu, which are subject to our right to repurchase and restriction on transfer, and 432,100 ordinary shares issuable upon exercise of options held by Mr. Yu. The address for Mr. Yu is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(8)	Includes 273,189 ordinary shares held by Donald L. Lucas TTEE, Donald L. Lucas & Lygia S. Lucas Trust DTD 12-3-84, 20,619 ordinary shares held by Donald L. Lucas Profit Sharing Trust DTD 1-1-84, and 400,000 ordinary shares issuable upon exercise of options held by Mr. Lucas. The address for Mr. Lucas is 3000 Sand Hill Road #3-210, Menlo Park, CA 94025.
(9)	Includes 20,000 ordinary shares and 100,000 ordinary shares issuable upon exercise of options held by Professor Qian. The address for Professor Qian is Department of Economics, University of California, Berkeley, CA 94720-3880.
(10)	Includes 20,000 ordinary shares and 400,000 ordinary shares issuable upon exercise of options held by Mr. Chen. The address for Mr. Chen is 15/F., Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(11)	Includes 70,000 ordinary shares held by Mr. Van Duzer and 100,000 ordinary shares issuable upon exercise of options held by Mr. Van Duzer. The address for Mr. Van Duzer is 1240 Scott Street, El Cerrito, CA 94530.
(12)	Includes 240,000 ordinary shares issuable upon exercise of options held by Mr. Tang. The address for Mr. Tang is 15/F., Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(13)	Includes 22,495,252 ordinary shares, ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 11,218,700 ordinary shares underlying outstanding options held by our directors and executive officers.
(14)	Includes a total of 18,531,786 ordinary shares and 1,500,934 ADSs of which General Atlantic Partners (Bermuda), L.P. holds 12,725,792 ordinary shares and 1,060,596 ADSs, GAP-W International, L.P. holds 4,394,803 ordinary shares and 307,275 ADSs, GAP Coinvestments III, LLC holds 912,790 ordinary shares and 82,925 ADSs, GAP Coinvestments IV, LLC holds 246,877 ordinary shares and 19,650 ADSs, GapStar, LLC holds 231,647 ordinary shares and 28,142 ADSs and GAPCO GmbH & Co. KG holds 19,877 ordinary shares and 2,346 ADSs. GAP (Bermuda) Limited is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. General Atlantic LLC is the sole member of GapStar, LLC. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. There are 28 Managing Directors of General Atlantic LLC. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P, GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG. The address of General Atlantic Partners (Bermuda), L.P., GAP (Bermuda) Limited and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. The address of the other General Atlantic entities is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A.
(15)

Janus Capital Management LLC (“Janus Capital”) has an indirect 86.5% ownership stake in Enhanced Investment Technologies LLC (“INTECH”) and an indirect 30% ownership stake in Perkins, Wolf, McDonnell and Company, LLC (“Perkins Wolf”). Due to the above ownership structure, holdings for Janus Capital, Perkins Wolf and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins Wolf and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 2,854,420 ADSs or 8.1% of the shares outstanding of Vimicro Sponsored ADR held by such

Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. Janus Overseas Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice. Janus Overseas Fund holds 1,883,360 of the ADSs attributable to Janus Capital. The address for both Janus Capital Management LLC and Janus Overseas Fund is 151 Detroit Street, Denver, Colorado 80206.

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

Based on 140,318,046 ordinary shares outstanding as of March 31, 2008, approximately 63% of our outstanding ordinary shares are held by 25 record holders in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Reorganization

In anticipation of our issuance and sale of preferred shares to a group of international investors through a private placement, in March 2004, we entered into a Shareholding Transfer Agreement with each former owner of Vimicro China and a Reorganization and Subscription Agreement with each such former owner and/or its designated nominee to carry out our reorganization. Pursuant to these agreements, the following transactions were consummated:

•

All the former owners of Vimicro China obtained requisite approvals from the local governmental authorities to transfer their equity interests in Vimicro China to Vimicro International Corporation in May 2004. As a result, Vimicro China became our wholly owned subsidiary in May 2004.

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

Legal Proceedings

In April 2006, our auditors received two anonymous letters purportedly written by certain shareholders. The letters included allegations relating to option grants to our founders and activities at our U.S. subsidiary six and seven years ago. In response to the letters, our board of directors asked our audit committee, consisting of independent, non-management directors, to conduct a review of the issues raised by the letters. After a two and one half month review and assisted by our special outside legal counsel, our audit committee did not find evidence to substantiate the allegations in the anonymous letters, other than with respect to a single transaction recorded by our U.S. subsidiary in 2001, which was reversed in 2002. Our audit committee concluded that the impact of that transaction on our prior financial statements was not material. No legal claims have been made against us, but we intend to contest them if such claims are made.

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

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005). Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC.”

In 2007 the trading price of our ADSs on the NASDAQ Global Market ranged from US$3.55 to US$11.00 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for (1) the years 2006 and 2007; (2) all quarters in 2006 and 2007; and (3) each of the past six months.

	Share Price
	High	Low
Annual High and Low
2006	$23.34	$8.20
2007	$11.00	$3.55
Quarterly High and Low
First Quarter 2006	$20.99	$9.41
Second Quarter 2006	$23.34	$12.50
Third Quarter 2006	$12.85	$8.20
Fourth Quarter 2006	$13.92	$9.96
First Quarter 2007	$11.00	$5.05
Second Quarter 2007	$7.32	$4.84
Third Quarter 2007	$7.11	$4.28
Fourth Quarter 2007	$5.95	$3.55
First Quarter 2008	$3.99	$2.53
Monthly Highs and Lows
December 2007	$4.18	$3.68
January 2008	$3.99	$3.40
February 2008	$3.91	$3.01
March 2008	$3.27	$2.53
April 2008	$3.50	$2.50
May 2008	$3.40	$2.95
June 2008 (through June 16, 2008)	$3.45	$3.00

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Passive Foreign Investment Company

Due to the price of our ADSs and ordinary shares during 2007 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that for the taxable year ended December 31, 2007, we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. The PFIC determination will be made separately for each subsequent taxable year.

The total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares. Because our share value decreased significantly during 2007 and we retained a significant amount of cash, we believe that more than 50% of the value of our assets was passive for purposes of the asset test and, as a result, we became a PFIC during 2007. We expect that we will continue to be a PFIC for 2008 and future years unless our share value is increased and/or we use up a substantial amount of our cash. In addition, it is likely that some or all of our subsidiaries were also PFICs for the taxable year ended December 31, 2007. So long as we are a PFIC, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such PFICs and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares, unless you make a deemed sale election when we cease to be a PFIC. If we subsequently cease to be a PFIC, you may make a deemed sale election. If such election is made, you will be deemed to have sold our ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, your ADSs or shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You may also be able to make a deemed sale election with respect to our subsidiaries that are PFICs. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor about the deemed sale election with regard to our company and subsidiaries.

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. The NASDAQ Global Market, on which the ADSs are listed, is a qualified exchange for these purposes. To the extent our subsidiaries are PFICs, the mark-to-market election will not be available with respect to the share of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

We will not provide a PFIC annual statement and, accordingly, you will not be able to make a “qualified electing fund” election. If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2007 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF THE MARK-TO-MARKET ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed above) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market. The ADSs are traded on the NASDAQ Global Market. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares generally would constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss (in the case of losses, subject to certain limitations).

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

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.

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

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar by approximately 6% during 2007 and approximately 12% since the change of the policy to the end of 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. A portion of our net revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which is pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar and HK dollar denominated cash balance equivalent to US$52.6 million as of December 31, 2007 into RMB at the exchange rate of US$1.00 for RMB7.3046 and HKD1.00 for RMB0.9364, the respective People’s Bank of China rates as of December 31, 2007, this cash balance would have been RMB384.2 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB345.7 million as of December 31, 2007. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2005, 2006 and 2007.

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

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, any system of internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in its attestation report included below.

Changes in Internal Control

In our annual report on Form 20-F for the year ended December 31, 2006, our management reported the following material weaknesses in our internal control over financial reporting: (i) an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of U.S. GAAP, (ii) ineffective controls over the completeness and accuracy of our income tax balance sheet accounts and its related provision for income taxes, and (iii) ineffective controls over the process for estimating our provision for obsolete and excess inventory. In 2007, we implemented a number of remedial measures to address the material weaknesses described above, including the following:

•

we hired a new chief financial officer in June 2007, who had also been acting as financial controller until a new controller was hired in February 2008, and we hired a reporting manager in December 2007 who is responsible for managing the process for year-end and quarterly reporting;

•

our management and accounting staff have kept current on developments and interpretations of U.S. GAAP, including engaging in extensive external and internal trainings on the application of U.S. GAAP accounting standards and compliance with the Sarbanes-Oxley Act;

•

we hired a consultant to review income tax and FIN48 related tax exposures. Our management and accounting staff engaged in external trainings on the application of SFAS 109 and FIN48, as well as trainings on new tax policies by the national tax authority of China; and

•

we have documented and implemented appropriate policies and methodologies for estimating our provision for obsolete and excess inventory and enhanced our controls and procedures over inventory counts and record keeping. These control and procedural improvements also included enhancements of approval, review and monitoring in this area.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting. As of December 31, 2007, our management concluded that these control procedures were effectively designed, implemented and operating effectively so as to enable management to conclude that the above described material weaknesses have been remedied as of such date.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Vimicro International Corporation

We have audited the internal control over financial reporting of Vimicro International Corporation (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Vimicro International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheet of Vimicro International Corporation as of December 31, 2007, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2007 and our report dated June 17, 2008 expressed an unqualified opinion thereon.

/s/    Ernst & Young Hua Ming

Beijing, People’s Republic of China

June 17, 2008

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, PricewaterhouseCoopers Zhong Tian CPAs Limited Company for the year ended December 31, 2006 and Ernst & Young Hua Ming for the year ended December 31, 2007. We did not pay any tax-related or other fees to our auditors during the periods indicated below other than as disclosed below.

	For the Year Ended December 31,
	2006	2007
	(in US$ thousands)
Audit fees(1)	1,362	1,163
Audit-related fees(2)	1,263	0
Tax Fees(3)	23	0

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed, under the category of “Audit-related fees” involve principally the issue of comfort letter and rendering of listing advice, internal control advisory services rendered in connection with Section 404 of the Sarbanes-Oxley Act of 2002, additional procedures during audit committee investigation, and other audit-related services.
(3)	“Tax fees” include fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Date of Purchase	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
November 28, 2007	3,750	$8.40	N/A	N/A

(1)	Comprises of 3,750 ADSs purchased from one of our consultants on November 28, 2007 at a purchase price of US$8.40, the original exercise price the consultant paid to exercise the options that resulted in the ownership of the 3,750 ADSs.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Vimicro International Corporation and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Vimicro International Corporation (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.1	Specimen Certificate for Ordinary Shares of Vimicro International Corporation (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.2	Specimen American Depositary Receipt of Vimicro International Corporation (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.3	Form of Deposit Agreement among Vimicro International Corporation, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.1	Form of Shareholding Transfer Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.2	Reorganization and Subscription Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.3	Shareholders Agreement, dated as of October 12, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.4	Registration Rights Agreement, dated as of October 12, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.5	2004 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

Exhibit Number	Description of Document
4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.8	Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.9	Cooperation Agreement, dated December 22, 2006, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.9 from our annual report filed on Form 20-F (Commission file number: 000-51606), initially filed with the Commission on July 16, 2007).

4.10	Supplementary Agreement, dated April 18, 2007, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.10 from our annual report filed on Form 20-F (Commission file number: 000-51606), initially filed with the Commission on July 16, 2007).

4.11*	Contract for Transfer of the Use Right of the State-owned Land in Zhangjiang Semiconductor Industry Park, Shanghai, dated November 15, 2007, between Zhangjiang Semiconductor Industry Park Co., Ltd. and Vimicro High-Tech Corporation.

4.12*	Investment & Cooperation Agreement, dated December 26, 2007, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation.

4.13*	Amended and Restated 2005 Share Incentive Plan, dated March 27, 2008.

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

15.3*	Consent of Ernst & Young Hua Ming

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Zhonghan Deng
Name:	Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: June 17, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vimicro International Corporation:

In our opinion, the consolidated balance sheet as of December 31, 2006 and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows for each of two years in the period ended December 31, 2006 present fairly, in all material respects, the financial position of Vimicro International Corporation (the “Company”) and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2(r) to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

July 16, 2007, except for Note 18, which is as of June 17, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Vimicro International Corporation

We have audited the accompanying consolidated balance sheet of Vimicro International Corporation (the “Company”) as of December 31, 2007, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimicro International Corporation as of December 31, 2007, and the consolidated results of its operations and comprehensive income and its cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vimicro International Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

June 17, 2008

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

			December 31
	Note		2006	2007
Assets

Current assets:
Cash and cash equivalents			114,834	116,958
Accounts receivable, net of provision for doubtful accounts of $51 and $0 as of December 31, 2006 and 2007, respectively.			6,315	5,842
Notes receivable			2,435	297
Inventories	3		11,955	13,443
Prepayments and other current assets	4		3,353	2,898
Deferred tax assets	13	(b)	170	283

Total current assets			139,062	139,721

Investment in an associate	5		146	157
Property, equipment and software, net	6		8,498	8,249
Land use rights	7		—	4,939
Other assets			644	965

Total assets			148,350	154,031

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable			5,379	7,853
Taxes payable			1,500	1,226
Advances from customers			246	154
Due to an associate			56	60
Accrued expenses and other current liabilities	8		6,072	3,510
Deferred grants			210	—

Total current liabilities			13,463	12,803

Non-current liabilities:
Deferred tax liabilities	13	(b)	30	26

Total liabilities			13,493	12,829

Commitments and contingencies (Note 16)

Shareholders’ equity:
Ordinary shares, $0.0001 par value. 484,352,868 shares authorized, 139,782,585 and 140,301,378 shares issued and outstanding as of December 31, 2006 and 2007, respectively	9		14	14
Additional paid-in capital	11		131,449	136,418
Accumulated other comprehensive income			1,987	5,367
Accumulated deficit			(1,325)	(3,379)
Statutory reserve			2,732	2,782

Total shareholders’ equity			134,857	141,202

Total liabilities and shareholders’ equity			148,350	154,031

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

			Years ended December 31
	Note		2005	2006	2007
Net revenue	15		95,277	126,564	92,753
Cost of revenue			(58,943)	(86,183)	(64,290)

Gross profit			36,334	40,381	28,463

Operating expenses*:	2	(r)
Research and development, net	12		(8,102)	(17,320)	(20,039)
Selling and marketing			(5,118)	(5,365)	(4,668)
General and administrative			(6,076)	(10,863)	(10,431)

Total operating expenses			(19,296)	(33,548)	(35,138)

Income/(loss) from operations			17,038	6,833	(6,675)

Other income/ (expense):
Interest income			912	4,281	4,001
Tax refund			4	—	—
Others, net			(368)	(881)	570

Income/(loss) before income taxes and share of (loss)/gain of an associate			17,586	10,233	(2,104)
Income taxes (expense)/benefit	13	(a)	(1,192)	(530)	99

Net income/(loss) before share of (loss)/gain of an associate			16,394	9,703	(2,005)
Share of (loss)/gain of an associate, net of tax			(4)	(31)	1

Net income/(loss)			16,390	9,672	(2,004)

Amount allocated to participating preferred shareholders			(2,169)	—	—

Income/(loss) attributed to ordinary shareholders			14,221	9,672	(2,004)

Other comprehensive income:
Foreign currency translation adjustment			598	1,391	3,380

Comprehensive income			14,819	11,063	1,376

Income/(loss) per share
—Basic			0.16	0.07	(0.01)
—Diluted			0.13	0.07	(0.01)

Weighted-average number of ordinary shares outstanding
—Basic			89,638,512	137,592,825	139,709,890

—Diluted			105,412,376	146,962,266	139,709,890

* Components of share-based compensation expenses are included in the following expense captions:

Research and development, net			(520)	(2,266)	(2,240)
Selling and marketing			(304)	(436)	(654)
General and administrative			(887)	(786)	(2,053)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	Common shares		Additional Paid-in capital	Deferred share-based compensation	Accumulated other comprehensive (loss)/income	Accumulated Deficit	Statutory reserve	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2005	82,147,440	8	41,154	(2,122)	(2)	(24,655)	—	14,383
Issuance of common shares during initial public offering	27,000,000	3	59,074	—	—	—	—	59,077
Conversion of redeemable convertible preferred shares	15,217,150	2	23,921	—	—	—	—	23,923
Exercise of share options (note 9)	14,241,437	1	3,082	—	—	—	—	3,083
Share-based compensation expense—non-employees	—	—	271	—	—	—	—	271
Amortization of deferred share-based compensation	—	—	—	1,440	—	—	—	1,440
Net income	—	—	—	—	—	16,390	—	16,390
Appropriation to statutory reserve (note 2(t))	—	—	—	—	—	(1,437)	1,437	—
Foreign currency translation adjustment	—	—	—	—	598	—	—	598

Balance as of December 31, 2005	138,606,027	14	127,502	(682)	596	(9,702)	1,437	119,165
Exercise of share options	1,426,558	—	1,171	—	—	—	—	1,171
Repurchase of early exercised share options	(250,000)	—	(30)	—	—	—	—	(30)
Share-based compensation expense—non-employees	—	—	799	—	—	—	—	799
Reversal of deferred share-based compensation under SFAS 123(R)	—	—	(682)	682	—	—	—	—
Share-based compensation expense—employees (note 2(r))	—	—	2,689	—	—	—	—	2,689
Net income	—	—	—	—	—	9,672	—	9,672
Appropriation to statutory reserve (note 2(t))	—	—	—	—	—	(1,295)	1,295	—
Foreign currency translation adjustment	—	—	—	—	1,391	—	—	1,391

Balance as of December 31, 2006	139,782,585	14	131,449	—	1,987	(1,325)	2,732	134,857
Exercise of share options/vested restricted shares (note 11)	533,793	—	53	—	—	—	—	53
Repurchase of exercised share options	(15,000)	—	(31)	—	—	—	—	(31)
Share-based compensation expense—non-employees	—	—	350	—	—	—	—	350
Share-based compensation expense—employees (note 2(r))	—	—	4,597	—	—	—	—	4,597
Net loss	—	—	—	—	—	(2,004)	—	(2,004)
Appropriation to statutory reserve (note 2(t))	—	—	—	—		(50)	50	—
Foreign currency translation adjustment	—	—	—	—	3,380	—	—	3,380

Balance as of December 31, 2007	140,301,378	14	136,418	—	5,367	(3,379)	2,782	141,202

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2005	2006	2007
Cash flows from operating activities:
Net income/(loss)	16,390	9,672	(2,004)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	1,553	2,789	3,378
Provision for doubtful accounts	1	31	(3)
Amortization	—	—	33
Share-based compensation expense—employees	1,440	2,689	4,597
Research and development consulting fee	271	799	350
Loss from disposal of property and equipment	50	282	380
Share of loss/ (gain) of an associate	4	31	(1)
Changes in assets and liabilities:
Accounts receivable	(2,549)	(2,176)	564
Notes receivable	(812)	(1,370)	2,215
Inventories	(12,598)	9,532	(1,522)
Prepayments and other current assets	383	(1,335)	1,241
Deferred tax assets	(2,333)	3,042	(97)
Other assets	(323)	(300)	(342)
Accounts payable	1,226	1,292	2,495
Taxes payable	1,256	(2,011)	(364)
Advances from customers	137	81	(166)
Due to an associate	16	(7)	4
Accrued expenses and other current liabilities	3,749	(2,849)	(2,135)
Deferred grants	180	(679)	(216)
Deferred tax liabilities	(452)	(199)	(4)

Net cash provided by operating activities	7,589	19,314	8,403

Cash flows from investing activities:
Decrease in restricted cash	36	—	—
Purchase of property, equipment and software	(3,800)	(6,644)	(4,511)
Land use rights payments	—	—	(4,910)
Proceeds from disposal of property and equipment	—	27	6

Net cash used in investing activities	(3,764)	(6,617)	(9,415)

Cash flows from financing activities:
Payment for repurchasing of exercised share options	—	(30)	(31)
Net proceeds from initial public offering	59,077	—	—
Proceeds from exercise of share options	3,083	1,171	53

Net cash provided by financing activities	62,160	1,141	22

Effect of exchange rate changes on cash and cash equivalents	33	386	3,114

Net increase in cash and cash equivalents	66,018	14,224	2,124
Cash and cash equivalents at beginning of year	34,592	100,610	114,834

Cash and cash equivalents at end of year	100,610	114,834	116,958

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	1,356	1,888	119

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Vimicro International Corporation (the “Company”) was incorporated under the laws of the Cayman Islands on February 24, 2004 as an exempted company with limited liability. It holds 100% of the equity interest of Vimicro Corporation (“Vimicro China”) which was established on October 14, 1999 in the People’s Republic of China (the “PRC”) as a limited liability company with an approved operating period of thirty years. The Company also holds 100% of the equity interest of Vimicro Technology Corporation (“Vimicro Technology”) and Vimicro High-Tech Corporation (“Vimicro Shanghai”). Vimicro Technology was incorporated in Shenzhen, PRC in November 2006 to facilitate domestic sales and perform research and development with an approved operating period of twenty years. Vimicro Shanghai was established in Shanghai, PRC in September 2007 with an approved operating period of thirty years. There were no significant operational activities in Vimicro Technology and Vimicro Shanghai since their incorporation.

Vimicro China has three wholly-owned subsidiaries, Viewtel Corporation (“Viewtel”), Vimicro Electronics International Limited (“Vimicro Hong Kong”) and Vimicro Electronic Technology Corporation (“Vimicro Electronic Technology”). Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development. Vimicro Hong Kong was established in Hong Kong in May 2002 to facilitate international sales. Vimicro Electronic Technology was incorporated in Beijing, PRC in April 2007. There were no significant operational activities in Vimicro Electronic Technology in 2007.

Vimicro Electronic Technology has one wholly-owned subsidiary, Jiangsu Vimicro Electronics Limited (“Vimicro Jiangsu”), which was established in Nanjing, PRC in December 2007.

The newly established subsidiaries in 2007, Vimicro Shanghai, Vimicro Electronic Technology and Vimicro Jiangsu, were incorporated to engage in research and development.

The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

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

Reorganization

The Company was established on February 24, 2004 with an authorized share capital consisting of 500,000,000 ordinary shares of $0.0001 each. The authorized share capital of 500,000,000 ordinary shares at par value of $0.0001 each were subdivided into 484,352,868 ordinary shares and 15,647,132 preferred shares at par value of $0.0001 each. Each former owner of Vimicro China, or their nominees, subscribed for the shares of the Company in accordance with a shareholding transfer agreement between Vimicro China and the Company dated March 17, 2004 (the “Reorganization”). The form of shareholding transfer, either through an exchange of their equity interests in Vimicro China for proportional number of shares in the Company or by paying cash as consideration, depends on the nationality or places of incorporation of the former owners of Vimicro China.

All the former owners of Vimicro China obtained requisite approvals from the local governmental authorities and transferred their equity interests in Vimicro China to the Company on May 17, 2004.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

Reorganization (cont’d)

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

In order to complete the Reorganization, the Company was required by the relevant PRC laws and regulations to pay cash to acquire the equity interest of Vimicro China from each former owner of Vimicro China who was a PRC entity or resident (each, a “PRC shareholder”). Shortly after the completion of its issuance and sale of preferred shares on October 12, 2004, the Company had applied part of its preferred shares issuance proceeds as payment to the PRC shareholders, amounting to $8.4 million, for their 82.42% equity interest in Vimicro China. On November 19, 2004, these PRC shareholders and/or their respective nominees used the same amount of cash to subscribe for a total of 67,709,940 fully paid ordinary shares, which represents 82.42% of total outstanding share capital, of the Company after the Reorganization.

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

(b) Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for all years presented.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meeting of directors.

All significant inter-company transactions and balances, and any unrealized gains arising from inter-company transactions, are eliminated in consolidation. Unrecognized gains arising from transactions with an associated company are eliminated to the extent of the Group’s interest in the associated company, against the investment in the associated company. Unrecognized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the assets transferred.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(c) Associate

An associate is an entity in which the Group holds between 20% and 50% of the equity interest, or over which the Group has significant influence but does not control. Investment in an associate is accounted for using the equity method. Equity accounting involves recognizing in the consolidated statement of operations the Group’s share of the profit or loss for the year of the associate.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property, equipment and software and other long-term assets, realization of deferred tax assets, provision for doubtful accounts, write-down of inventories and share-based compensation expenses.

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

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2005, 2006 and 2007, the top ten customers accounted for approximately 76%, 76% and 69% of total product revenue respectively. The Group cannot assure that these customers will continue to purchase products from them.

The following table summarizes the customers who accounted for more than 10% of the total revenue for the years ended December 31, 2005, 2006 and 2007:

	Years ended December 31
	2005	2006	2007
Customer A	22%	5%	2%
Customer B	25%	28%	22%
Customer J	4%	11%	9%

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(e) Risks and uncertainties and concentration of credit risk (cont’d)

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2006 and 2007:

	As of December 31
	2006	2007
Customer I	4%	10%
Customer K	18%	—
Customer O	21%	13%
Customer P	14%	29%
Customer Q	16%	12%
Customer R	—	17%

The Group relies on a few foundries for wafers and several companies for assembly and testing services for the existing products. The ability of each foundry to provide wafers is limited by the foundry’s available capacity. Moreover, the price of wafers may fluctuate based on the available industry capacity. The Group does not have long-term supply contracts with any of these foundries or assembly and testing houses. Therefore, the Group cannot be certain that these foundries and assembly and testing houses will allocate sufficient capacity to satisfy its requirements. If the Group is not able to obtain the necessary foundry capacity and assembly and testing capacity to produce the required volume for its customers in a timely manner, both its relationships with the customers and operating results would be adversely affected.

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. The Group performs ongoing credit evaluations of its customers’ financial conditions and, generally, requires no collateral or third party guarantee.

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

(f) Fair value of financial instruments

The carrying amount of the Group’s cash and cash equivalents approximate their fair value due to the short maturity of those instruments. The carrying amounts of the Group’s receivables, payables and accrued liabilities approximated their fair values as of the balance sheet dates due to their short maturities and the interest rates currently available.

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

(h) Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted-average basis. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

(i) Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and impairment loss.

Property, equipment and software are depreciated at rates sufficient to write off their costs less estimated residual values and impairment loss, if any, over their estimated useful lives on a straight line basis. The estimated useful lives and residual values are as follows:

	Estimated useful lives	Residual value
Equipment and office furniture	5 years	10%
Leasehold improvements	Shorter of the lease term or the estimated useful lives	—
Mask and tooling	2 years	—
Motor vehicles	5 years	10%
Software	3 to 5 years	0 to10%

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income.

(j) Provision for doubtful accounts

Provisions are made against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any. The Group has recorded $51,000 and $0 as of December 31, 2006 and 2007, respectively of provision for doubtful accounts.

(k) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of the asset may no longer be recoverable. The assessment of possible impairment is based on the Group’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. When these events occur, the Group measures and recognizes the impairment loss based on the excess of the carrying amount over the fair value of the asset or asset group.

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

(l) Revenue recognition (cont’d)

Volume-based sales rebates on selected products are given to certain customers when the customers have completed a specified cumulative level of sales transactions. The cost of such rebates are accrued in accordance with EITF Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” by reducing the underlying sales transactions that are instrumental to earning the rebates based on the estimated number of customers that will ultimately earn and claim the rebates.

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

(o) Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $652,000, $678,000 and $172,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

(p) Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statements of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, or FIN 48, on January 1, 2007. FIN 48 contains a two-step approach to recognize and measure uncertain tax positions accounted for in accordance with FASB No. 109, “Accounting for Income Taxes”. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(p) Income taxes (cont’d)

litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income.

(q) Foreign currency translation

The functional currencies of the Company and its subsidiaries are their respective local currencies. The reporting currency of the Group is the United States Dollar (“USD”). Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using exchange rates in effect at the balance sheet dates. These exchange differences are included in the consolidated statements of operations and comprehensive income.

Those entities that use a different functional currency other than USD are translated into USD using the applicable exchange rates at balance sheet dates for assets and liabilities and average exchange rates are used for the statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as foreign currency translation adjustment in accumulated other comprehensive income/ (losses) in the shareholders’ equity.

(r) Share-based compensation

The Company adopted Statement of Financial Accounting Standards No. 123 (Revised) “Share-based Payment” (“SFAS 123R”) using the modified prospective transition approach from January 1, 2006, prior to which the Company accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and related interpretations thereof. Pursuant to SFAS 123R, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair values of share option and restricted share on the dates of grant. The Company continues to account for share options that were granted prior to the initial public filing of the Company’s F-1 registration statement with the United States Securities and Exchange Commission (“SEC”) on October 24, 2005 that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of SFAS 123R is computed based on the grant date fair values of those awards. The Company does not receive any tax benefits or deductions from awards exercised.

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

(r) Share-based compensation (cont’d)

The Company accounts for share-based awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). Under SFAS 123R and EITF 96-18, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

Prior to the Company’s initial public filing, the Company accounted for employee share-based compensation using the intrinsic value method prescribed by APB 25 and applied the disclosure provisions of SFAS 123, as amended by SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”) as if the minimum value method had been applied.

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

Year ended December 31 2005
(in thousands of U.S. dollars except per share data)
Net income, as reported	16,390
Add: Share-based employee compensation expense recognized in net income	—
Deduct: Share-based employee compensation expense determined under the fair value method for all employee awards*	(322)

Pro forma net income	16,068

Pro forma net income attributable to preferred shareholders	(2,146)

Pro forma net income attributable to ordinary shareholders	13,922

Income per share, as reported
Basic	0.16

Diluted	0.13

Income per share, pro forma
Basic	0.16

Diluted	0.13

*	Employee awards granted from the period between the initial public filing to December 31, 2005.

Employee share-based compensation expense

Total employee share-based compensation was approximately $1,440,000, $2,689,000 and $4,597,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(r) Share-based compensation (cont’d)

The Company recorded $1,440,000, $2,527,000 and $3,223,000 in expense for share options for the years ended December 31, 2005, 2006 and 2007, respectively. For the years ended December 31, 2006 and 2007, the Company recognized share-based compensation expenses of approximately $162,000 and $1,374,000 for restricted shares, respectively.

(s) Employee social security and welfare benefit plans

All Chinese employees of the Company’s PRC subsidiaries participate in employee social security plans, including pension, medical, housing and other welfare benefits, organized and administered by relevant government authorities. The premiums and welfare benefit contributions that are borne by these entities are calculated based on percentages of the total salary of employees, subject to certain ceilings and are paid to the respective labor and social welfare authorities. The PRC government is responsible for the welfare benefit for the retired employees. The Group has no obligation for post retirement or other welfare benefits beyond the annual contributions.

The welfare benefits expenses were approximately $969,000, $1,856,000 and $2,792,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

(t) Profit appropriation

The PRC subsidiaries of the Group are required to make appropriations to statutory reserve funds based on after-tax net income, after recouping prior years’ losses, determined in accordance with PRC GAAP.

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

During the years ended December 31, 2005, 2006 and 2007 the PRC subsidiary appropriated approximately $1,437,000, $1,295,000 and $50,000 respectively to this statutory reserve fund, which is not available for distribution except in liquidation.

(u) Segment reporting

The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its business as a single segment.

(v) Comprehensive income

Comprehensive income is defined as the changes in equity of a business enterprise during a period from transactions and other events or circumstances from non-owner sources. Comprehensive income includes foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(w) Income/ (loss) per share

The Group has computed net income /(loss) per share under two methods, basic and diluted. Basic net income /(loss) per share is computed by dividing net income /(loss) by the weighted-average number of ordinary shares outstanding for the period. Diluted net income /(loss) per share is computed by dividing net income /(loss) by the sum of the weighted-average number of ordinary shares outstanding and potential ordinary shares when dilutive.

The following table sets forth the computation of basic and diluted net income /(loss) attributable to ordinary shareholders per share:

	Year ended December 31
	2005	2006	2007
	(in thousands of U.S. dollars except per share data)
Numerator:
Net income/(loss)	16,390	9,672	(2,004)
Amount allocated to participating preferred shareholders	(2,169)	—	—

Numerator for basic income/ (loss) per share	14,221	9,672	(2,004)
Numerator for diluted income/ (loss) per share	14,221	9,672	(2,004)
Denominator (in thousands of shares):
Weighted-average ordinary shares outstanding	89,639	137,593	139,710
Effect of dilutive share options (including restricted shares)	15,774	9,369	—

Denominator for diluted income per share	105,413	146,962	139,710

Basic income/ (loss) per share	0.16	0.07	(0.01)

Diluted income/ (loss) per share	0.13	0.07	(0.01)

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on their participating rights. The Company’s Series A Preferred Shares are participating securities and were included in the computation of basic income per share for the year ended December 31, 2005.

Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted-average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Potentially dilutive securities that were not included in the calculation of diluted income per share because of their anti-dilutive effects include the Company’s share options of 1,857,700 and 12,850,200 as of December 31, 2005 and 2006, respectively. For the year ended December 31, 2007, stock options outstanding were excluded from the computation of diluted loss per share because the Group incurred losses for the year ended December 31, 2007 making such options anti- dilutive.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(x) Operating leases

Rental payments under operating leases are charged to expense based on a straight- line method over the period of the leases.

(y) Land use rights

Land use rights include prepayments towards acquisition and land use rights acquired. Land use rights acquired are stated at cost less accumulated amortization and impairment loss. Land use rights are amortized on a straight-line basis over their useful lives.

(z) Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157 “Fair Value Measurements”, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However in February 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company will adopt SFAS 157 except for nonfinancial assets and nonfinancial liabilities as specified in FSP FAS 157-2 beginning January 1, 2008 and does not believe that will have a material effect on its consolidated financial position and results of operations. The Company is currently evaluating the impact on its consolidated financial statements upon adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The adoption of SFAS 159 will not have a material impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified the Emerging Issue Task Force Issue No. 07-3 “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized, and recognized as an expense as the related goods are delivered or services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and shall be applied prospectively. The Company does not believe that the adoption of EITF 07-3 will have a material effect on its consolidated financial position and results of operations.

In December 2007, Statement No. 141 (revised) “Business Combinations” (“SFAS 141R”) was issued by the FASB. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more business and changes the accounting for business combinations. SFAS 141R requires recognition of the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree measured at their fair value at acquisition date, including full amounts of their fair value in step acquisition, those arising from qualified

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(z) Recent accounting pronouncements (cont’d)

contingencies and contingent consideration. A gain from a bargain purchase is recognized as earnings attributable to the acquirer. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company expects no material impact on its consolidated results of operations and financial position upon adoption of SFAS 141R.

In December 2007, the FASB issued SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”), which clarifies that a noncontrolling interests in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The statement revises the accounting for changes in a parent’s controlling ownership interest. SFAS 160 is effective for the Company from January 1, 2009. The Company does not believe that the application of SFAS 160 will have a significant impact on its consolidated financial position and results of operations.

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin 110 (“SAB 110”), which states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance wit SFAS 123(R) beyond December 31, 2007. The Company expects no material impact on its financial statements upon adoption of SAB 110.

In March 2008, the FASB issued SFAS No. 161 “Disclosure About Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures about an entity’s derivative and hedging activities. Statement 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will adopt SFAS No. 161 beginning January 1, 2009 and expects no material effect on its financial position, financial performance and cash flows.

3.	INVENTORIES

	As of December 31
	2006	2007
	(in thousands)
Finished goods	7,429	9,243
Work in process	4,526	4,200

	11,955	13,443

Work in process was written down to net realizable values by approximately $1,525,000 and $1,893,000 as of December 31, 2006 and 2007, respectively. Finished goods were written down to net realizable values by approximately $1,056,000 and $1,923,000 as of December 31, 2006 and 2007, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

4.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2006	2007
	(in thousands)
Receivable from employees	103	60
Hong Kong withholding tax refundable (Note 13(a))	982	978
Prepayments to suppliers and other third parties	2,001	1,221
Other receivables	267	639

	3,353	2,898

5.	INVESTMENT IN AN ASSOCIATE

	As of December 31
	2006	2007
	(in thousands)
Cost	256	266
Share of loss of an associate	(110)	(109)

	146	157

As of December 31, 2007, the details of an investment in an associate were as follows:

Name	Place and date of incorporation	Percentage of equity interest held	Fully paid and registered capital*	Principal activities
Shenzhen Haoxing Information Technology Corporation (“HIT”)	The PRC, June 10, 2002	50.0%	$483,000	Design and sales of consumer electronic products

*	This amount was translated from Renminbi at the then historical rate.

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2006	2007
	(in thousands)
Cost:
Equipment and office furniture	5,043	7,151
Leasehold improvements	945	1,551
Mask and tooling	2,815	3,402
Motor vehicles	820	1,015
Software	2,956	1,318
Construction in progress	18	220

	12,597	14,657
Less: accumulated depreciation	(4,099)	(6,408)

	8,498	8,249

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $ 1,553,000, $ 2,789,000 and $3,378,000 respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

7.	LAND USE RIGHTS

	As of December 31
	2006	2007
	(in thousands)
Cost	—	4,948
Less: accumulated amortization	—	(9)

	—	4,939

Amortization expenses for the years ended December 31, 2005, 2006 and 2007 were nil, nil and $9,000, respectively.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2006	2007
	(in thousands)
Accrued salary and welfare expenses	944	1,570
Accrued professional fees	1,990	892
Accrued sales rebates	157	—
Other payables	2,624	900
Other accrued expenses	357	148

	6,072	3,510

9.	SHAREHOLDERS’ EQUITY

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

Early exercised Ordinary Shares are excluded from basic EPS until the shares are vested and the Company’s right to repurchase these shares has lapsed. From the date of exercise to December 31, 2005, 745,000 shares out of 2,715,000 restricted Ordinary Shares became vested and treated as Ordinary Shares. During the years ended December 31, 2006 and 2007, 1,320,000 and 280,000 shares became vested and treated as Ordinary Shares, respectively. 120,000 early exercised Ordinary Shares are non-vested as of December 31, 2007.

On November 15, 2005, the Company completed its initial public offering of 8,697,063 American Depositary Shares (“ADS”), representing 34,788,252 ordinary shares, at $10.00 per ADS (or $2.50 per ordinary share). Of these, 6,750,000 ADSs, representing 27,000,000 ordinary shares, were sold to the public by the Company, and 1,947,063 ADSs, representing 7,788,252 ordinary shares, were sold to the public by the Company’s selling shareholders. After deducting commissions and other offering expenses, the Company received net proceeds of $59.1 million.

15,217,150 Preferred Shares were converted into an equal number of ordinary shares effective upon the completion of the Company’s initial public offering.

10.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

In October 2004, the Group issued an aggregate of 15,217,150 shares of redeemable convertible preferred shares (“Preferred Shares”) in a private placement at a price of $1.5977 per share to a group of institutional and private investors (collectively, the “Preferred Shareholders”). The preferred shareholders were entitled to certain preferences, such as liquidation, redemption and dividend preferences over Ordinary Shareholders. All preferred shares were converted automatically into equal number of ordinary shares in November 2005 upon the initial public offering of the ADS of the Company.

As of December 31, 2006 and 2007, there were no preferred shares issued and outstanding.

11.	SHARE-BASED COMPENSATION

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

No income tax benefit was recognized in the statements of operations and comprehensive income for share-based compensation arrangements for the years ended December 31, 2005, 2006 and 2007 as no tax deduction was claimed.

The Company expects to issue new ordinary shares to satisfy share option exercises.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

11.	SHARE-BASED COMPENSATION (CONT’D)

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

In March 2004, the shareholders of the Company passed a resolution to grant a total of 17,574,448 discretionary share options to employees of Vimicro China at an exercise price ranging from $0.01 to $0.60 each, and a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 6,690,898 of these discretionary share options were immediately vested to honor the previous promised provisionally issuable share options, with the remaining 10,883,550 options to be vested over a period of 1 to 5 years for future services. The fair value of the Company’s ordinary shares as of March 2004 of $1.14 per share and the intrinsic value ranging from $0.54 to $1.13 per share have been used to measure the compensation expenses. Prior to the adoption of SFAS 123R, the Company recognized compensation expenses under APB 25 of approximately $1,440,000 for the year ended December 31, 2005. After the adoption of SFAS 123R, the Company recognized compensation expenses of approximately $199,000 and $70,000 respectively for the years ended December 31, 2006 and 2007.

Non-employee options:

In March 2004, the shareholders of the Company passed a resolution to grant a total of 2,323,500 discretionary share options to non-employee consultants at an exercise price ranging from $0.01 to $0.60 each and a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 2,050,500 of these discretionary share options were immediately vested to honor the previous provisionally issued share options due to non-employee consultants for services previously rendered, with the remaining 273,000 options to be vested over a period ranging from 1 to 4 years for future services. The Company recorded consultancy fees with respect to research and development activities of approximately $145,000, $155,000 and $7,000 for the years ended December 31, 2005, 2006 and 2007 respectively.

2004 Share Option Plan:

In March 2004, the shareholders of the Company passed a resolution to adopt a 2004 Share Option Plan (the “2004 Plan”) that provides for the granting of share options to employees and non-employee consultants of the Company. The Company has reserved 12,541,080 Ordinary Shares for grant under the 2004 Plan.

Options granted under the 2004 Plan have a vesting period of 5 years. The vesting schedule is as follows:

•	20% of the share options will vest 1 year after the grant date, and subsequently,

•	10% of the share options shall vest semi-annually over the next 4 years, or 1/60 of the shares options shall vest monthly over the next 4 years.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

11.	SHARE-BASED COMPENSATION (CONT’D)

Each option has a term of 10 years from the date of grant. The Board of Directors may terminate the Plan at any time at its discretion.

The 2004 Plan was terminated in November 2005, and the remaining options available for grant were transferred to the 2005 Share Option Plan.

Employee options:

Under the 2004 Plan, the Company granted share options to employees as summarized below:

Grant year	Number of shares	Exercise price range
2004	7,305,400	1.60
2005	2,701,200	1.80~3.00

Prior to the adoption of SFAS 123R, the Company did not recognize compensation expenses in connection with these options granted because the exercise price of these options was greater than the estimated fair value of the underlying Ordinary Shares as of each grant date. After the adoption of SFAS 123R, the Company recognized compensation expenses of approximately $449,000 and $77,000 for the years ended December 31, 2006 and 2007, related to the 980,400 options granted on October 28, 2005 which were valued using the fair-value method. For the other options measured using the minimum value method, following the transition provision of SFAS 123R, the Company continued to account for the portion of awards outstanding using APB25, which was the accounting principle originally applied.

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted share options to non-employees as summarized below:

Grant year	Number of shares	Exercise price range
2004	286,800	1.60
2005	378,000	1.80~2.50

The Company estimated that the fair values of the consultancy services provided approximate the estimated fair values of the share options granted to the consultants. The Company recorded consultancy fee expense with respect to research and development activities of approximately $126,000, $294,000 and $62,000 for the years ended December 31, 2005, 2006 and 2007 respectively.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

11.	SHARE-BASED COMPENSATION (CONT’D)

under the 2004 plan. The Company has reserved 13,065,505 Ordinary Shares for grant under the 2005 Plan. On December 14, 2006, another 8,000,000 share options were authorized for grants in year of 2007.

Options granted under the 2005 Plan have vesting periods of 5 years or 3 years.

•	For options with 5 years vesting period, the vesting schedule is as follows:

•	20% of the share options will vest 1 year after the grant date, and subsequently,

•	10% of the share options shall vest semi-annually over the next 4 years.

•	For options with 3 years vesting period, 1/3 of the share options will vest 1 year after the grant date and 1/6 shall vest semi-annually over the next 2 years.

Each granted option has a term of 10 years from the date of grant. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

Under the 2005 Plan, the Company granted share options to employees as summarized below:

Grant year	Number of shares	Exercise price range
2005	313,200	2.27
2006	11,794,200	2.48~4.55
2007	3,577,800	0.97~2.54

The Company recognized $1,879,000 and $3,076,000 in share-based compensation expense, representing the grant date fair value of these options for the years ended December 31, 2006 and 2007 respectively.

There were no capitalized share-based compensation expenses for the years ended December 31, 2005, 2006 and 2007.

Restricted shares—employees:

Under the 2005 Plan, the Company granted a total of 1,584,600 restricted shares as of December 31, 2007 to employees with a vesting period of within 1 year or 5 years.

The Company recognized $162,000 and $1,374,000 in share-based compensation expense for the years ended December 31, 2006 and 2007 respectively.

Non-employee options:

Under the 2005 Plan, as of December 31, 2007, for services provided by non-employee consultants, the Company granted share options to non-employees as summarized below:

Grant year	Number of shares	Exercise price range
2006	1,111,500	1,60~4.55
2007	23,000	1.11~2.54

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

11.	SHARE-BASED COMPENSATION (CONT’D)

The Company estimated that the fair values of the consultancy services provided approximate the estimated fair values of the share options granted to the consultants. The Company recorded consultancy fee expense with respect to research and development activities of approximately $277,000 and $191,000 for the years ended December 31, 2006 and 2007, respectively.

Restricted shares—Non-employees:

Under the 2005 Plan, the Company granted 200,000 restricted shares with a vesting period of 3 years and 20,000 restricted shares with a vesting period of 1 year to non-employees. The vesting schedule is that 1/36 of the restricted shares will vest each month and 100% vested in one year after the grant date, respectively.

The Company recognized $73,000 and $90,000 in expense for the years ended December 31, 2006 and 2007, respectively.

A summary of all share options granted (including to both employees and non-employees) as of December 31, 2007 is presented below:

	Number of options	Weighted- average exercise price
Outstanding at December 31, 2006	24,107,532	1.98
Options granted	3,600,800	1.50
Options exercised	(89,005)	0.57
Options forfeited/cancelled	(4,364,423)	2.32

Outstanding at December 31, 2007	23,254,904	1.85
Vested and expected to vest at December 31, 2007	19,908,728	1.77

Total intrinsic value of options exercised for the three years ended December 31, 2005, 2006 and 2007 was nil, $2,601,000 and $103,000, respectively.

The weighted-average grant date fair value of options granted for each of the years ended December 31, 2005, 2006 and 2007 was $0.65, $1.96 and $0.96, respectively.

As of December 31, 2007, there was $10,611,000 of unrecognized share-based compensation expense related to share options. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 3.57 years. To the extent the actual forfeiture rate is different from the original estimate, actual share based compensation related to these awards may be different from the expectation.

A summary of restricted shares granted (including to both employees and non-employees) as of December 31, 2007 is presented below:

	Number of restricted shares	Weighted average grant date fair value
Restricted Shares
Non-vested at December 31, 2006	495,378	3.35
Granted	1,002,000	1.59
Vested	(422,568)	2.11
Forfeited/cancelled	(92,000)	2.01
Non-vested at December 31, 2007	982,810	2.21

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

11.	SHARE-BASED COMPENSATION (CONT’D)

As of December 31, 2007, there was $888,000 of unrecognized share-based compensation expense related to restricted shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.21 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

The total fair value of shares vested was $559,000 in 2007.

The effects of application of SFAS 123R on the consolidated statements of operations and comprehensive income for the year ended December 31, 2006 are summarized as follows (in thousands, except per share data):

Year Ended December 31, 2006
Decrease in net income from continuing operations	2,108
Decrease in income before income tax expense	2,108
Decrease in net income	2,108
Decrease in basic net income per share	0.02
Decrease in diluted net income per share	0.01

The following table summarizes information with respect to options outstanding as of December 31, 2007:

	Options outstanding				Options exercisable
Range of exercise price	Number of options outstanding	Weighted– average remaining contractual life (years)	Weighted– average exercise price	Intrinsic value as of Dec.31, 2007	Number of options exercisable	Weighted– average remaining contractual life (years)	Weighted– average exercise price	Intrinsic value as of Dec.31, 2007
0.01-0.03	587,500	6.21	0.02	543,296	536,667	6.21	0.01	496,656
0.12-0.20	1,287,100	6.21	0.12	1,053,157	1,227,100	6.21	0.12	1,003,986
0.24-0.32	795,000	6.21	0.24	556,428	795,000	6.21	0.24	556,428
0.42-0.48	90,700	6.21	0.43	46,065	90,200	6.21	0.43	45,806
0.60	1,331,000	6.21	0.60	449,333	917,000	6.21	0.60	309,570
0.97	124,500	9.96	0.97	—	—	—	—	—
1.11-1.18	354,000	9.76	1.12	—	—	—	—	—
1.25-1.29	935,000	9.52	1.27	—	—	—	—	—
1.3-1.38	488,600	9.31	1.33	—	—	—	—	—
1.47	240,000	9.49	1.47	—	—	—	—	—
1.56-1.57	387,200	9.33	1.57	—	—	—	—	—
1.60	4,892,356	7.08	1.60	—	2,892,735	7.02	1.60	—
1.73	299,000	9.14	1.73	—	—	—	—	—
1.80	129,748	7.08	1.80	—	74,270	7.08	1.80	—
2.10	375,800	7.33	2.10	—	220,950	7.33	2.10	—
2.27	208,700	7.99	2.27	—	80,800	7.99	2.27	—
2.48-2.58	8,250,000	8.55	2.51	—	1,849,800	8.47	2.50	—
2.75-2.82	1,114,900	8.21	2.79	—	329,330	8.19	2.79	—
3.00-3.37	873,500	7.99	3.08	—	322,350	7.85	3.06	—
4.23-4.55	490,300	8.29	4.45	—	148,350	8.29	4.45	—

	23,254,904	7.86	1.85	2,648,279	9,484,552	7.10	1.43	2,412,446

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

11.	SHARE-BASED COMPENSATION (CONT’D)

The estimated grant date fair values of each option outstanding for employee and non-employee range from $nil to $3.36 and $0.64 to $4.41, respectively, based on the market price of the underlying Ordinary Shares, the exercise prices of the options, and the following assumptions input into the Black-Scholes option-pricing model.

Employee:

The assumptions below are for options with 5 years vesting period after grant date.

	2005	2006	2007
Risk-free interest rates (%)(1)	2.66-4.46	4.55-5.05	3.83-5.10
Expected life(2)	5 years	6.4 years	6.4 years
Expected dividend yield (%)(3)	—	—	—
Expected volatility (%)(4)	0 and 65	65	65

The assumptions below are for options with 3 years vesting period after grant date.

2007
Risk-free interest rates (%)(1)	4.97
Expected life(2)	3.9 years
Expected dividend yield (%)(3)	—
Expected volatility (%)(4)	65

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 or 7 years which is approximately consistent with the expected life of the awards.
(2)	The Company uses the simplified method specified in SAB 107 to calculate the expected life of stock options for employees.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)

Prior to the Company’s initial public filing, the Company applied the minimum value method. Subsequent to the Company’s initial public filing, the Company estimated volatility based on the average volatilities of comparable public companies prior to 2007. In 2007, the Company estimated volatility based on the historical volatilities of the Company and comparable public companies.

Non-employee:

	2005	2006	2007
Risk-free interest rates (%)(1)	2.66-4.46	4.60-5.10	4.19-4.78
Expected life(2)	5 years	5 years	5 years
Expected dividend yield (%)(3)	—	—	—
Expected volatility (%)(4)	39.66 and 65	65	65

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 years consistent with the expected life of the awards.
(2)	The Company uses the vesting term 5 years as the expected life of stock options for non-employees.
(3)	The Company currently has no history or expectation of paying dividends on its common stock.
(4)

The Company estimated volatility based on the average volatilities of comparable public companies prior to 2007. In 2007, the Company estimated volatility based on the historical volatilities of the Company and comparable public companies.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

12.	RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2005	2006	2007
	(in thousands)
Research and development	10,023	20,584	23,888
Less: Grants	(1,921)	(3,264)	(3,849)

Research and development, net	8,102	17,320	20,039

There is no assurance that the Company will continue to receive such grants.

13.	TAXATION

(a) Income taxes

Income taxes of the Group are as follows:

	Years ended December 31
	2005	2006	2007
	(in thousands)
Current income tax (expense)/ benefit	(3,378)	2,046	(5)
Deferred income tax benefit/ (expense)	2,186	(2,576)	104

Income tax (expense)/ benefit	(1,192)	(530)	99

The components of income/(loss) before income taxes are as follows:

	Years ended December 31
	2005	2006	2007
	(in thousands)
Income arising from China operations	18,709	13,132	895
(Loss)/income arising from non-China operations	(1,123)	(2,899)	(2,999)
—U.S.	78	347	52
—Hong Kong	(124)	(1,858)	(251)
—Cayman	(1,077)	(1,388)	(2,800)

Income/ (loss) before taxes and loss of an associate	17,586	10,233	(2,104)

Income tax (expense)/ benefit relating to
China operations	(983)	(598)	101
Income tax (expense)/ benefit relating to non-China operations	(209)	68	(2)
—U.S.	(8)	(133)	(2)
—Hong Kong	(201)	201	—

	(1,192)	(530)	99

As a result of the adoption of FIN 48 on January 1, 2007, the Company did not have any cumulative effect adjustment to the opening balance of retained earnings as of January 1, 2007. The Company will classify interests and penalties in accordance with FIN 48, if and when required. As of and for the twelve-month period ended December 31, 2007, no unrecognized tax benefits or interests and penalties have been recognized.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13.	TAXATION (CONT’D)

(a) Income taxes (cont’d)

The Company's tax years from 2002 through 2007, are still open for examination in various tax jurisdictions. The Company does not anticipate any significant change within 12 months of this report date of its uncertain tax positions.

As at December 31, 2007, the Group has tax losses from its subsidiaries in China totaling approximately $270,000 which will expire in 2012. The full amount of the corresponding deferred tax benefit of $67,000 was not recognized.

The People’s Republic of China:

Prior to the Reorganization, Vimicro China was governed by the “Enterprise Income Tax Law”. Vimicro China qualified as an advanced technology enterprise, and was subject to the applicable enterprise income tax (“EIT”) rate of 15%. In addition, Vimicro China was entitled to an income tax exemption for 3 years from 2000 to 2002, and a preferential tax rate of 7.5% for 3 years from 2003 to 2005.

On March 8, 2004, Vimicro China was approved as a “Foreign Investment Advanced Technology Enterprise” by the Ministry of Commerce of the People’s Republic of China, and is entitled to a preferential tax rate at 10% for 3 years from 2006 to 2008.

Pursuant to the Reorganization, Vimicro China became a wholly foreign-owned enterprise in 2004, and is governed by the “Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises” from 2004 to 2007. Notwithstanding the change in its legal status, Vimicro China is still entitled to the above-mentioned tax incentives applicable to advanced technology enterprises.

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law (“New EIT Law”), which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25% and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the effective PRC EIT Law for Foreign Investment Enterprises and Foreign Enterprises tax laws and administrative regulations shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “qualified high and new technology enterprise” strongly supported by the state set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and its competent authorities in December 2007 and early 2008. In accordance with the implementation rules of the New EIT Law, the existing preferential tax treatments granted to PRC entities that previously qualified for “high and new technology enterprise” will not automatically be applicable to these entities unless they qualify as a “high and new technology enterprise” under the New EIT Law. Although based on the New EIT Law, implementation rules, as well as the administrative measures, Vimicro China believes that it will qualify as “high and new technology enterprise strongly supported by the State”, Vimicro China will be subject to statutory tax rate of 25% until it receives official approval for the new status.

Under the New EIT Law, an enterprise established outside of the PRC with effective management located in the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that any of the entities in the group registered outside PRC should be deemed a resident enterprise, they will be subject to PRC income tax at a rate of 25%.

Furthermore, under the New EIT Law, dividends, interest, rent or royalties payable by a foreign investment enterprise to any of its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, unless

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13.	TAXATION (CONT’D)

(a) Income taxes (cont’d)

such foreign enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax. The subsequent circular issued in January 2008 stipulates that no income tax will be withheld on the distribution of earnings of foreign invested enterprises where the relevant earnings were generated before January 1, 2008, but distributed in 2008 and beyond. However, the income tax withholding rate will be 10% or the lower treaty rate on earnings generated after December 31, 2007.

Vimicro China, as an advanced technology enterprise, is entitled to an extra 50% R&D expense deduction.

The composition of income tax expense relating to China operations is as follows:

	Years ended December 31
	2005	2006	2007
	(in thousands)
Current income tax (expense)/ benefit	(3,032)	2,178	—
Deferred income tax benefit /(expense)	2,049	(2,776)	101

Income tax (expense)/ benefit	(983)	(598)	101

The following table sets forth the reconciliation between the statutory EIT rate and the effective tax rate for the Company’s China operations:

	Years ended December 31
	2005	2006	2007
Statutory tax rate	33%	33%	33%
Effect of preferential tax treatment	(26)%	(23)%	(25)%
Additional R&D deduction	(1)%	(5)%	(3)%
Other permanent differences	—	—	3%
Change in tax rate	(1)%	—	(29)%
Change in valuation allowance	—	—	10%

Effective income tax rate	5%	5%	(11)%

The following table sets forth the effects of the tax holidays granted to the entities of the Company for the periods presented:

	Years ended December 31
	2005	2006	2007
	(in thousands, except per share amount)
Tax holiday effect	4,771	3,020	—

Basic net income per share effect	0.05	0.02	—

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13.	TAXATION (CONT’D)

(a) Income taxes (cont’d)

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Viewtel had income tax expenses of approximately $8,000, $132,650 and $2,000 in 2005, 2006 and 2007, respectively.

Hong Kong

Vimicro Hong Kong, the Hong Kong subsidiary, is subject to an applicable Hong Kong profit tax rate of 17.5% in 2005. Vimicro Hong Kong had income tax expenses of approximately $201,000 in 2005.

Under the current tax laws of Hong Kong, an entity established outside of Hong Kong is subject to a 5.25% withholding tax on royalty income received from an entity established in Hong Kong, regardless of whether the two entities are under common control by the same holding company. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Accordingly, Vimicro China is subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong, which Vimicro Hong Kong withheld and paid over to the tax authorities in Hong Kong on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of withholding tax paid on royalty income to the Hong Kong tax authority can be treated as a foreign tax credit by Vimicro China. Thus, it can be used to offset the tax payable on the same source of income for PRC tax purpose.

Vimicro Hong Kong filed for offshore status with the HK tax authorities in 2006. The Company assessed and concluded it is more likely than not that Vimicro Hong Kong would satisfy the requirements of obtaining offshore status and would not be subject to Hong Kong profit tax and withholding tax on royalty income. Accordingly, Vimicro Hong Kong recorded a withholding tax refundable of approximately $982,000 as of December 31, 2006. In addition, Vimicro Hong Kong reversed all tax account balances related to the onshore filing positions and recognized a tax benefit of $201,000 for the year ended December 31, 2006, as a result of changing its filing position. The offshore position claim of Vimicro Hong Kong is subject to Hong Kong tax authorities’ approval as of December 31, 2007.

(b) Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of year end are as follows:

	As of December 31
	2006	2007
	(in thousands)
Deferred tax assets
Provision for doubtful accounts and slow-moving inventories	19	6
Operating loss carry forwards	—	67
Other accruals	151	277

Total deferred tax assets	170	350
Valuation allowance	—	(67)

Net deferred tax assets	170	283
Less: Current portion of deferred tax assets	(170)	(283)

Deferred tax assets, non-current	—	—

Deferred tax liabilities
Differences in tax basis for property equipment and software	30	26

Total deferred tax liabilities, non-current	30	26

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13.	TAXATION (CONT’D)

(b) Deferred tax (cont’d)

PRC

Subject to the approval of the relevant tax authorities, Vimicro China had deferred tax assets consisting of deductible temporary differences totaling approximately $168,000 and $281,000 as at December 31, 2006 and 2007, respectively.

During the year ended December 31, 2006, Vimicro Hong Kong filed its offshore position. Accordingly, Vimicro China reversed its previously recognized deferred tax asset of approximately $2,605,000 in connection with the withholding tax on royalty income from Vimicro Hong Kong, and at the same time, Vimicro China also recorded a payable to the PRC tax authorities for the amount of approximately $1,015,000 for the foreign tax credit previously claimed on the withholding tax.

As of December 31, 2006, no valuation allowance was provided against the deferred tax asset as it is more likely than not that such assets will be realized. Subject to the approval of the relevant tax authorities, the Company’s PRC subsidiaries had losses carried forward of approximately $270,000 with related deferred tax benefit of $67,000 as of December 31, 2007, which will expire in 2012. As of December 31, 2007, full valuation allowance of $67,000 was provided on the losses carried forward as it is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration.

USA

Viewtel had no material deferred tax assets and liabilities as of December 31, 2006 and 2007.

Hong Kong

As Vimicro Hong Kong filed for offshore status for Hong Kong profit tax purpose in 2006, all deferred tax assets and liabilities previously recognized under the onshore position have been reversed as of December 31, 2006.

14.	OTHER TAXATION

(a) PRC Value Added Tax (“VAT”)

According to the value-added tax policy from the relevant tax authorities, the sales of integrated circuits (IC, including mono crystalline silicon chips) by Vimicro China is subject to an output VAT of 17%, while the purchase of products by Vimicro China is subject to an input VAT tax rate of 17%. VAT payable or receivable is the net difference between periodic output VAT and deductible input VAT.

(b) PRC Business Tax (“BT”)

According to PRC business tax policy, service income generally is subject to BT at 5%. Vimicro Corporation is entitled to BT exemption on income arising from or related to technology transfers provided these technology transfer agreements are registered with the relevant government agencies. Vimicro Corporation also has incidental customer technology service income which is subject to BT at 5%.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15.	SEGMENT REPORTING

The Group operates in a single business segment. The following table summarizes information regarding the distribution of revenue and long-lived assets by geographic region:

	Years Ended December 31
	2005	2006	2007
	(in thousands)
Revenue distribution
Mainland China	5,567	5,528	2,423
Hong Kong	89,710	121,036	90,330

	95,277	126,564	92,753

	As of December 31
	2006	2007
	(in thousands)
Long-lived Assets
Mainland China	5,929	11,150
Hong Kong	2,976	2,829
U.S.A	383	331

	9,288	14,310

The following table summarizes the Group’s revenues for each product class for the years ended December 31, 2005, 2006 and 2007 respectively:

	Years Ended December 31
	2005	2006	2007
	(in thousands)
PC camera multimedia products	36,345	46,917	38,869
Image sensors	35,430	41,019	19,422
Mobile phone multimedia processors	20,774	30,277	24,003
Other products	2,728	8,351	10,459

	95,277	126,564	92,753

16.	COMMITMENTS

(a) Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates relating to office facilities, corporate apartments and software for research and development. Future minimum lease payments for non-cancelable operating leases as of December 31, 2007 are as follows:

(in thousands)
Payable in:
2008	2,468
2009	739

3,207

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16.	COMMITMENTS (CONT’D)

(a) Operating lease commitments (cont’d)

Total rental expense amounted to approximately $881,000, $1,221,000 and $1,967,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

(b) Purchase commitments

As of December 31, 2007, the Group had commitments to purchase products from suppliers and fixed assets that had not been recognized in the financial statements amounting to approximately $17,638,000 and $287,000, respectively.

(c) Capital commitments

In December 2006, Vimicro China entered into an agreement with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. to acquire the land-use rights for approximately 25,000 square meters of land (including a construction site area of approximately 5,000 square meters) in Haidian District, Beijing. The land will be the site of a new building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use rights and the construction of the new building is estimated to be approximately $38.3 million. The proposed project, including the gross land area and construction site area, is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change.

In November 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd., pursuant to which, in consideration of approximately $5.7 million, Vimicro Shanghai would acquire land use rights for approximately 20,900 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. Vimicro Shanghai has paid a land premium of $4.0 million in 2007 and the remaining $1.7 million is payable in 2008. The land will be the site of a new building, which will become Vimicro Shanghai’s office building and accommodate a research and development center.

In December 2007, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. Under the agreement, Vimicro Jiangsu would acquire land use rights for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park in consideration of $5.4 million. A land premium of $2.0 million was paid in January 2008 and the remaining $3.4 million is payable from 2008 to 2017. The land will be the site of a new building, which will become Vimicro Jiangsu’s office building and accommodate a research and development center.

17.	SUBSEQUENT EVENTS

(a) Options granted

During the five months ended May 31, 2008, the Company has granted 393,400 options to purchase ordinary shares to certain employees at exercise prices ranging from $0.68 to $0.94 per share. The Company also granted 1,040,000 restricted shares to certain employees.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17.	SUBSEQUENT EVENTS (CONT’D)

(b) Option repricing

On March 27, 2008, the Company repriced 10,072,100 outstanding options that it had previously granted to its senior management with original exercise prices ranging from $1.25 to $4.55 per share. The repriced exercise price, based on the closing price on March 27, 2008, was $0.70 per share. The Company believed that the repriced options would provide better incentives to senior management.

18.	RESTRICTED NET ASSETS

As of December 31, 2007, the restricted net assets held by the Group’s consolidated PRC subsidiaries exceeded 25% of the Group’s consolidated net assets. As of December 31, 2006, the restricted net assets of the consolidated PRC subsidiaries did not exceed 25% of the Group’s consolidated net assets.

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented as “Investment in subsidiaries” on the separate condensed balance sheets of the Company and share of its subsidiaries’ profits or losses as “Share of net profits of subsidiaries” on the separate condensed statements of operations and comprehensive income of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2007.

Regulation in the PRC permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limit, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2006 and 2007, the balance of the Company’s PRC subsidiaries’ statutory reserves amounted to approximately $2,732,000 and $2,782,000, respectively.

Foreign exchange and other regulation in PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividend, loans and advances. As of December 31, 2007, the Company’s PRC subsidiaries have approximately $68,814,000 of cash and bank deposits in the PRC, of which approximately $64,327,000 are denominated in RMB.

In addition, the registered capital of the Company’s PRC subsidiaries are also restricted.

As of December 31, 2007, the amount of restricted net assets was approximately $41,623,000.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

18.	RESTRICTED NET ASSETS (CONT’D)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	December 31
	2006	2007
Assets

Current assets:
Cash and cash equivalents	80,406	30,268
Amounts due from subsidiaries	9,887	53,311
Prepayments and other current assets	269	245

Total current assets	90,562	83,824

Investment in subsidiaries	44,486	57,664

Total assets	135,048	141,488

Liabilities and Shareholders’ Equity

Current liabilities:
Accrued expenses and other current liabilities	191	286

Total current liabilities	191	286

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $0.0001 par value. 484,352,868 shares authorized, 139,782,585 and 140,301,378 shares issued and outstanding as of December 31, 2006 and 2007, respectively	14	14
Additional paid-in capital	131,449	136,418
Accumulated other comprehensive income	1,987	5,367
Accumulated deficit	(1,325)	(3,379)
Statutory reserve	2,732	2,782

Total shareholders’ equity	134,857	141,202

Total liabilities and shareholders' equity	135,048	141,488

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

18.	RESTRICTED NET ASSETS (CONT’D)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(CONT’D)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2005	2006	2007
Operating expenses :
Research and development, net	(520)	(2,267)	(2,240)
Selling and marketing	(303)	(436)	(654)
General and administrative	(1,019)	(2,558)	(2,829)

Loss from operations	(1,842)	(5,261)	(5,723)

Other income:
Interest income	764	3,873	2,623
Others, net	2	—	300

Loss before share of net profits of subsidiaries	(1,076)	(1,388)	(2,800)
Share of net profits of subsidiaries, net of tax	17,466	11,060	796

Net income/(loss)	16,390	9,672	(2,004)
Amount allocated to participating preferred shareholders	(2,169)	—	—

Income/(loss) attributed to ordinary shareholders	14,221	9,672	(2,004)

Other comprehensive income:
Foreign currency translation adjustment	598	1,391	3,380

Comprehensive income	14,819	11,063	1,376

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

18.	RESTRICTED NET ASSETS (CONT’D)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(CONT’D)

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2005	2006	2007
Cash flows from operating activities:
Net income/(loss)	16,390	9,672	(2,004)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share of net profits of subsidiaries	(17,466)	(11,060)	(796)
Share-based compensation expense—employees	1,440	2,689	4,597
Research and development consulting fee	271	799	350
Changes in assets and liabilities:
Amounts due from subsidiaries	1,708	(12,211)	(43,424)
Prepayments and other current assets	375	8	22
Accrued expenses and other current liabilities	36	140	95

Net cash provided by/(used in) operating activities	2,754	(9,963)	(41,160)

Cash flows from investing activities:
Capital contribution in subsidiaries	—	—	(9,000)

Net cash used in investing activities	—	—	(9,000)

Cash flows from financing activities:
Payment for repurchasing of exercised shares	—	(30)	(31)
Net proceeds from initial public offering	59,077	—	—
Proceeds from exercise of share options	3,083	1,171	53

Net cash provided by financing activities	62,160	1,141	22

Net increase/ (decrease) in cash and cash equivalents	64,914	(8,822)	(50,138)

Cash and cash equivalents at beginning of year	24,314	89,228	80,406

Cash and cash equivalents at end of year	89,228	80,406	30,268