Form 20-F
period 2008-12-31
Vimicro International CORP
filed 2009-07-09
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

David Wei Tang

Vimicro International Corporation

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

Phone: (8610) 6894-8888

Facsimile: (8610) 6894-4075

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
American depositary shares, each representing four ordinary shares, par value $0.0001 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2008, 137,778,145 ordinary shares were outstanding.

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

☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

☐  Yes    ☐  No

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

Unless otherwise indicated, “we,” “us,” “our company,” “our,” and “Vimicro” refer to Vimicro International Corporation, its predecessor entities and subsidiaries. Unless otherwise indicated, references in this annual report on Form 20-F to “Vimicro China” are to Vimicro Corporation, our wholly owned subsidiary in China, references to “Vimicro Shenzhen” are to Vimicro Technology Corporation, our wholly owned subsidiary in Shenzhen, China, references to “Vimicro Hong Kong” are to Vimicro Electronics International Limited, Vimicro China’s wholly owned subsidiary in Hong Kong, references to “Vimicro Shanghai” are to Vimicro High-Tech Corporation, our wholly owned subsidiary in Shanghai, China, references to “Vimicro Beijing” are to Vimicro Electronic Technology Corporation, Vimicro China’s wholly owned subsidiary in Beijing, China, references to “Vimicro Jiangsu” are to Jiangsu Vimicro Electronics Corporation, a subsidiary of Vimicro Beijing and references to “Vimicro Tianjin” are to Vimicro Electronics Corporation, a newly formed entity in Tianjin, China. In addition, references in this annual report on Form 20-F to,

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” are to our ordinary shares, par value $0.0001 per share;

•	“RMB” are to the legal currency of China; and

•	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008, and as of December 31, 2007 and 2008.

We and certain shareholders of our company completed the initial public offering of 8,697,063 ADSs, each representing four of our ordinary shares on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.”

GLOSSARY OF TECHNICAL TERMS

3G	third generation wireless networks.

AP	application processor.

CCD	charge-coupled device, a semiconductor technology used to build light-sensitive electronic devices such as cameras and image scanners. CCDs may detect either color or black-and-white. Each CCD chip consists of an array of light-sensitive photocells, which are sensitized by giving them an electrical charge prior to exposure.

cell	a primary unit that normally repeats many times in an IC. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

chip	A popular expression for a semiconductor.

CMOS	complementary metal oxide silicon, a fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, CMOS is the most commonly used IC fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CP	cooperating processor.

CPU	central processing unit, the main processing chip of a computer.

die	one individual chip cut from a wafer before being packaged.

DSP	digital signal processor, a type of IC that processes and manipulates digital information after it has been converted from an analog source.

embedded	with respect to a processor, a microprocessor (CPU) which can be integrated as part of a larger function chip containing such things as embedded memory, interfaces to peripherals etc.; with respect to memory, memory which is part of the same semiconductor die as the processor.

fab or foundry	a semiconductor fabrication facility.

fabless	a semiconductor company that uses third-party foundries for all of its wafer fabrication requirements.

FAT	file allocation table, a file system used for MS-DOS and consumer versions of Microsoft Windows.

firmware	software stored in read-only memory (ROM) or programmable ROM (PROM). Firmware is easier to modify than hardware but more difficult to modify than software stored on disk. Firmware is often responsible for the behavior of a system when it is first switched on. A typical example of firmware would be a “monitor” program in a microcomputer that loads the full operating system from disk or from a network and then passes control to it.

IC	integrated circuit, an electronic circuit in which all the elements of the circuit are integrated together on a single semiconductor substrate.

LCD	liquid crystal display.

manufacturing yield	the percentage of dies produced on a fab line that pass all visual and process control monitoring tests.

MCU	microcontroller unit, an electronic micro chip that can be programmed to control appliances.

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one one-millionth ( 1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth of an inch.

mixed-signal	the combination of analog and digital circuitry in a single semiconductor.

NAND	Not-AND Logic, a type of flash memory commonly used for mass storage application.

OSD	on-screen display, a menu that allows users to adjust size, brightness, contrast and other properties of displayed images.

PAL/NTSC	Phase Alternating Line/National Television Systems Committee.

PC	personal computer.

peripheral	any part of a computer other than the CPU or working memory, i.e., disks, keyboards, monitors, mice, printers, scanners, tape drives, microphones, speakers and cameras.

QFN	quad flat no-leads, an integrated circuit package which falls under surface mount technology packages used on printed circuit boards.

QVGA	quarter video graphics array.

RF transceiver	radio frequency transceiver.

RGB/YcbCr	RGB stands for Red, Green and YcbCr stand for YCbCr Green (Y), Blue (Cb), Red (Cr).

RISC	reduced instruction set computer.

SD/MMC	secure digital, or SD, is a non-volatile memory card format developed by Matsushita, SanDisk, and Toshiba; multimedia card, or MMC, is a format developed jointly by Sandisk and Siemens.

semiconductor	an element with an electrical resistance within the range of an insulator and a conductor; a semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

S-Video	separate video, also known as Y/C, is an analog video signal that carries the video data as two separate signals.

SPI/UART	serial peripheral interface and universal asynchronous receiver/transmitter.

system-on-chip or SoC	a chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

transistor	an individual circuit that can amplify or switch electric current. This is the main building block of all integrated circuits.

UAC	user account control.

USB	universal serial bus.

UVC	short-wave ultraviolet radiation, in the “C” band (200 to 280 nanometers), mainly support Windows XP (with Service Pack 2) and Vista.

VGA	video graphics array.

wafer	a thin, round, flat piece of silicon on which integrated circuits are etched.

WMA	Windows Media Player, an audio file format developed by Microsoft.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

	As of or for the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data

Net revenue	$50,258	$95,277	$126,564	$92,753	$86,497

Cost of revenue	(32,404)	(58,943)	(86,183)	(64,290)	(61,814)

Gross profit	17,854	36,334	40,381	28,463	24,683

Operating expenses	(24,366)	(19,296)	(33,548)	(35,138)	(41,919)

—Research and development, net	(6,290)	(8,102)	(17,320)	(20,039)	(24,585)

	As of or for the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share and per ADS data)
—Sales and marketing	(7,118)	(5,118)	(5,365)	(4,668)	(5,049)

—General and administrative	(10,883)	(6,076)	(10,863)	(10,431)	(12,285)

—Loss from disposal of VIE	(75)	—	—	—	—

(Loss) income from operations	(6,512)	17,038	6,833	(6,675)	(17,236)

Net (loss) income	(5,612)	16,390	9,672	(2,004)	(13,640)

(Loss) earnings per ordinary share

—Basic	(0.07)	0.16	0.07	(0.01)	(0.10)

—Diluted	(0.07)	0.13	0.07	(0.01)	(0.10)

(Loss) earnings per ADS

—Basic	(0.27)	0.63	0.28	(0.06)	(0.39)

—Diluted	(0.27)	0.54	0.26	(0.06)	(0.39)

Weighted -average number of shares used in earnings (loss) per share calculations

—Basic	82,147	89,639	137,593	139,710	140,261

—Diluted	82,147	105,412	146,962	139,710	140,261

Consolidated Balance Sheet Data

Cash and cash equivalents	$34,592	$100,610	$114,834	$116,958	$58,215

Total assets	50,617	137,383	148,350	154,031	187,198

Total liabilities	12,311	18,218	13,493	12,829	14,376

Number of ordinary shares	82,147	138,606	139,783	140,301	137,778

Preferred shares (1)	23,923	—	—	—	—

Additional paid-in capital	41,154	127,502	131,449	136,418	142,681

Total shareholders’ equity	14,383	119,165	134,857	141,202	136,243

(1)	Series A redeemable convertible preferred shares, par value $0.0001 per share, all of which automatically converted into our ordinary shares upon the completion of our initial public offering on November 18, 2005

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We are exposed to risks associated with the ongoing financial crisis and weakening global economy.

The recent severe tightening of the credit markets, turmoil in the financial markets, and weakening global economy are contributing to slowdowns in the semiconductor industry in which we operate. The downturn is expected to worsen if the economic conditions deteriorate further. The markets for semiconductor products in particular depend largely on consumer spending. Economic uncertainty exacerbates negative trends in consumer spending and may cause certain customers to push out, cancel, or refrain from placing orders, which may affect our revenues and operating results.

Difficulties in obtaining capital and deteriorating market conditions may also lead to the inability of some customers to obtain affordable financing, resulting in lower sales for us. Customers with liquidity issues may lead to additional bad debt expense for us. These conditions may also similarly affect key suppliers, which could affect their ability to deliver parts and result in delays in our production. Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

We face significant volatility in supply and demand conditions for our products, and this volatility, as well as any failure by us to accurately forecast future supply and demand conditions, could materially and negatively impact our business.

The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, semiconductors. Demand for our products depends in large part on the continued growth of various electronics industries that use our products, including, but not limited to:

•	wireless telecommunications equipment;

•	mobile phone multimedia processors;

•	PC and computer-related peripherals; and

•	security processor and surveillance cameras.

Any downturn or reduction in the growth of these industries could seriously harm our business, financial condition and results of operations.

We order materials and build our products based primarily on our internal forecasts, customer and distributor forecasts and secondarily on existing orders, which may be cancelled under many circumstances. Because our markets are volatile and subject to rapid technological and price changes, our forecasts may be wrong causing us to make too many or too few of certain products.

We may continue to incur net losses in the future.

We have experienced significant growth in net revenue and gross profit since 2002, but our operating results have been affected by weakening global economic conditions and intense industry competition in recent years. Our net revenue decreased from $126.6 million in 2006 to $92.8 million in 2007, and decreased further to $86.5 million in 2008. Our gross profit decreased from $40.4 million in 2006 to $28.5 million in 2007, and decreased further to $24.7 million in 2008. In 2007 and 2008, we experienced a decrease in shipments and decline of the average selling price of our products, which resulted in the decrease in our revenue and gross profit. In 2008, we were also adversely affected by the global economic crisis. We cannot assure you that we can return to the rate of growth in net revenue and gross profit that we experienced prior to 2007 as our results of operations could fluctuate due to changes in our product mix and the industry environment.

We generated net income of $9.7 million in 2006, and incurred a net loss of $2.0 million in 2007. Our net loss was $13.6 million in 2008. We may continue to incur net losses in the future. Any decrease or delay in generating additional sales volume and revenue could materially and adversely affect our results of operations and could result in substantial losses. We might continue to grant options to employees and consultants in the future and will therefore continue to incur share-based compensation expenses as a result of share-based awards.

We are substantially dependent on sales of our PC camera multimedia processors and embedded notebook camera multimedia processors. A reduction in the volume of PC camera multimedia processors and embedded notebook camera multimedia processors that we sell or the average prices of which we sell them would cause our overall revenue to decline and could materially harm our business.

We have derived a substantial portion of our revenue to date from sales of our PC camera multimedia processors, embedded notebook camera multimedia processors and the third-party sensors we bundled with them. In 2006, 2007 and 2008, we generated approximately 69.5%, 62.8%, and 61.8%, respectively, of our net revenue from sales of PC camera multimedia processors, embedded notebook camera multimedia processors and the third-party sensors we bundled with them. We expect sales of our PC camera multimedia processors and embedded notebook camera multimedia processors will continue to comprise a significant portion of our revenue in the future. Accordingly, any decrease in the demand for our PC camera multimedia processors and embedded notebook camera multimedia processors resulting from the success of competing products, slower than expected growth of the PC camera market or other adverse developments relating to PC cameras and notebook cameras may materially and adversely affect our business.

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

The expansion of our operations to the digital video surveillance market involves risks and our failure to manage such risks may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

Our growth strategy contemplates the entry into the digital video surveillance market. We formed the Vimicro Electronics Corporation, or Vimicro Tianjin, to focus on the design, manufacture and sale of digital video surveillance products. However, there are risks associated with entering into a new business field and there is no assurance of success of our new digital video surveillance products at this stage. The success of the expansion of our business and the sale of our products in the digital video surveillance market will be dependent, in part, upon our ability to

•	successfully design digital video surveillance products that meet customer expectations;

•	engage in effective sales and distribution; and

•	respond to rapid changes in the digital video surveillance industry.

The challenges and risks involved in expanding our business in the digital video surveillance market may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

We have depended on sales of third-party image sensors for a substantial portion of our revenue.

To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions enabling greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC camera multimedia processors. In 2006, 2007 and 2008, we bundled 57%, 52%, and 45%, respectively, of our PC camera multimedia processors with third-party sensors. In the same periods, we generated 32%, 21%, and 20%, respectively, of our net revenue from the sales of these third-party sensors. At present, there is a limited supply of image sensors for PC camera applications as most of the sensor manufacturers focus on the larger market for mobile phone image sensors. If we are unable to secure an adequate supply of image sensors, our revenue growth may be adversely affected. In addition, to the extent suppliers of sensors develop PC camera multimedia processors on their own and bundle their processors with sensors, we will face competition from these suppliers and our sales of PC camera multimedia processors could be materially and adversely affected.

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

Even if a PC camera or mobile phone designer decides to incorporate our multimedia processors into its product or design, the designer may not be able to market and sell its product or design successfully. Even though the designer does not have the right to return the multimedia processors purchased from us, the designer’s inability to market and sell its products, whether from lack of market acceptance or otherwise, could adversely affect our business since, for example, the designer may not order new products from us or we may suffer harm to our reputation. Accordingly, our success depends on our customers’ ability to successfully sell their products incorporating our multimedia processors. Most of our mobile phone multimedia processors are incorporated into mobile phones designed and produced by companies based in China. If these China-based mobile phone designers and manufacturers fail to sell their products successfully or, in the event they are successful initially, if their products fail to remain competitive in the market, our sales of mobile phone multimedia processors may be adversely and materially affected, and as a result, our operating results may suffer.

One of the principal foundries and one of the assembly and testing houses that we use are both located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

Taiwan Semiconductor Manufacturing Company, or TSMC, one of the principal foundries upon which we currently rely to manufacture the majority of our multimedia processors, and Advanced Semiconductor Engineering, Inc., or ASE, one of the assembly and testing houses that we use, are both located in Taiwan. Taiwan is susceptible to earthquakes, typhoons, floods and other natural disasters, and has experienced severe earthquakes in recent years that caused significant property damage and loss of life. In addition, TSMC and ASE are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of Severe Acute Respiratory Syndrome, or SARS, or another epidemic. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

We depend on third-party foundries to manufacture our multimedia processors. Failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products, cause us to lose revenue and damage our customer relationships.

We do not manufacture our own products. TSMC historically manufactured substantially all of our multimedia processors. To diversify our wafer suppliers and reduce our significant dependence on a single foundry, we began to use Semiconductor Manufacturing International Corporation, or SMIC, to manufacture some of our products in 2004. In 2006, 2007 and 2008, third-party foundries other than TSMC manufactured 43%, 57%, and 39%, respectively, of our multimedia processors. Due to our dependence on third-party foundries, we face several significant risks, including:

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

We rely on independent assembly and testing houses to assemble and test substantially all of our current multimedia processors either for the foundry or directly for us. As a result, we do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. Currently, we engage ASE and Siliconware Precision Industries Co., Ltd., or SPIL for our assembly and testing requirements. If either of these assembly and testing houses experiences capacity constraints or financial difficulties or suffers any damage to its facilities, or if there is any other disruption of assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. We do not have long-term agreements with either of our independent assembly and testing houses. We typically procure services from them on a per-order basis. In 2006, we replaced ASAT Holdings Limited, or ASAT, with SPIL to better serve our clients. It took us approximately six months to locate and qualify SPIL as our assembly and testing house before we terminated our relationship with ASAT in accordance with contractual terms. Because of the amount of time that it takes us to qualify third-party assembly and testing houses, we could experience significant delays in product shipments if we are required to find alternative assembly and testing houses for our products on short notice. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers.

We are dependent on a limited number of customers for a significant portion of our revenue and this dependence is likely to continue.

We have been dependent on a small number of customers for a significant portion of our revenue. Our top ten customers collectively accounted for approximately 76%, 69% and 71% of our revenue in 2006, 2007 and 2008, respectively. Sales to our largest customers have varied significantly from period to period. Tuoye Company Ltd., or Tuoye (formerly Shenzhen Hongtaili Technology Co., Ltd.), one of our major China-based distributors, accounted for over 10% of our net revenue in 2006, 2007 and 2008. Hanvision Electronic Co., Ltd., or Hanvision, and Tomen Electronics Corporation, or Tomen, became our major customers in 2008 and sales to each of Hanvision and Tomen accounted for over 10% of our net revenue in 2008. We expect that a significant portion of our sales will continue to be generated by a small number of China-based customers. Our largest customers may change from year-to-year as we continue our expansion in the mobile phone multimedia processor market and digital video surveillance market. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of our major customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our operating results could be adversely affected.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras and mobile phones, into which our products are incorporated. Sales to distributors accounted for 70%, 77% and 82% of our net revenue in 2006, 2007 and 2008, respectively. As of December 31, 2008, there were eight distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results from operations. If our major distributors defer orders or fail to place additional orders with us, our revenue could decline and our operating results could be materially and adversely affected.

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

Our products are complex and must meet stringent quality requirements. Complex products such as our highly integrated single-chip products may contain defects, errors or viruses when they are first introduced or as new versions are released. If any of our products have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged and we may fail to obtain design wins, which could harm our ability to retain existing customers and attract new customers. In addition, these defects, errors or viruses could interrupt or delay sales to our customers. Because we cannot test for all possible scenarios, our products may contain errors which are not discovered until after they are shipped. If any of these problems are not found until after we have delivered our products to our customers, we may be required to incur additional development costs and costs associated with product recalls, repairs or replacements. Product defects may also result in product liability claims against us.

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

Additional factors that could cause our quarterly results of operations to fluctuate include:

•	the timing and volume of purchase orders and cancellations from our customers;

•	changes in manufacturing costs, including wafer, testing and assembly costs, and manufacturing yields, product quality and reliability;

•	the timing and availability of adequate manufacturing capacity of the foundries we use;

•	our ability to successfully design and introduce new products, including digital video surveillance products, in a timely manner that meet our customers’ needs;

•	the timing, performance and pricing of new products introduced by us and our competitors;

•	the timing and amount of operating expenses incurred by us, including cash bonuses to senior management;

•	the liquidity and cash flow of our company and our customers; and

•	changes in exchange rates, interest rates, tax rates and tax withholding.

Any fluctuations in our quarterly results of operations may affect the price of our ADSs. In future periods, the market price of our ADSs could decline if our revenue and results of operations are below the expectations of analysts and investors.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2008, we owned 428 patents in China and had 1,074 pending patent applications in China, owned five patents and had 53 pending patent applications in the United States, had eight pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Our future success depends heavily upon the continued services of our senior executives and other key employees. We rely on their expertise in multimedia processor design, business operations, sales and marketing and on their relationships with our shareholders, distributors and customers and relevant government authorities. We also rely on a number of experienced mixed-signal semiconductor designers who are difficult to find since it often requires years of experience to fully master mixed-signal design. We do not maintain key-man life insurance for any of our senior executives or other key employees. If one or more of our senior executives or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”

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

If we fail to effectively manage the changes to our business brought about by growth, seasonality, and economic conditions, our business may be adversely affected.

Since 2005, we have experienced a period of rapid growth followed by a period of fluctuation that have placed, and continue to place, significant strain on our management personnel, systems and resources. To accommodate our changing needs, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. Since 2007, we have spent, and will continue to spend, a significant amount of resources on helping our company succeed in the midst of an industry-wide downturn and global financial crisis. All of these endeavors will require substantial management effort and skill and incurrence of additional expenditures. We cannot assure you that we will be able to manage these adjustments effectively, and any failure to do so may have a material adverse effect on our business.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of its internal control over financial reporting. Our management has conducted an evaluation of our internal control over financial reporting, and concludes that our internal control over financial reporting as of December 31, 2008 is effective.

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

Construction delay and other risks associated with our construction projects may require higher capital expenditure and have an adverse impact on our business and results of operation.

We have five construction projects in Beijing, Tianjin, Shenzhen, Shanghai and Nanjing, respectively, to build new offices, research and development centers and production facilities. For a description of each construction project, see “Item 4. Information on the Company—D. Property, Plant and Equipment.” We have already made pre-payments for the land use rights for some of the sites, and plan to make similar pre-payments in the future, which may require large sums of cash expenditure.

We are required to obtain various governmental approvals at the different stages of these construction projects, which are not entirely under our control. In addition, the relevant governmental authorities may require us to make substantive changes to our initial designs as conditions to issue certain approvals, which may significantly increase our construction costs. The relevant government authorities could also impose penalties or fines for construction delays and other potential violations. We rely on independent contractors for the construction of these projects. The contractors may experience financial or other difficulties which may affect their ability to carry out construction work and thus delay the completion of the projects or resulting in additional costs for us. In addition, construction delays and specific site conditions at any site could affect the final cost and completion date of the projects, which may in turn disrupt our growth strategy and materially and adversely affect our operating results. An increase in the estimated or actual construction costs may require a higher capital expenditure than we had anticipated.

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

In the mobile phone multimedia processor market, we face intense competition from vendors of audio processors such as NEC Electronics, Oki Electric, Rohm, Sunplus Technology, Winbond Electronics Corp. and Yamaha, and vendors of image, video and graphics processors, such as ATI Technologies, CoreLogic, MtekVision, Nvidia, Sanyo, Seiko Epson and Sunplus Technology. In addition, we may face actual or potential competition from established suppliers of semiconductor solutions to mobile phone manufacturers which may attempt to enter our market through, among other means, bundling or integrating multimedia processing functionality with their existing offerings. These suppliers include Analog Devices, Broadcom, Freescale, Infineon, Intel, Mediatek Corporation, NEC Electronics, Philips, QUALCOMM, STMicroelectronics and Texas Instruments.

In the digital video surveillance market, we face competitions from companies as Sony, Samsung, Texas Instruments, NXP and STMicroelectronics.

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

Semiconductor products and electronics products into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market driven pricing pressures on our products in the short term, as a result of the industry downturn and the global economic crisis. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The semiconductor industry and our operations are characterized by high costs, such as those related to facility construction and equipment, research and development, and employment and training of a highly skilled workforce, that are either fixed or difficult to reduce in the short term. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. In addition, during these downturns some competitors may become more aggressive in their pricing practices, which would adversely impact our gross margin. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry to fully recover from downturns could seriously impact our revenue and harm our business, financial condition and results of operations in the short and long term. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products.

The current global economic crisis has significantly impacted our industry and the downturn may continue in the near to medium term. While we cannot yet assess the full scope of the current downturn’s impact on our industry, it will likely be characterized by sharply diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The downturn may result in consolidations in our industry and changes in our competitive landscape. The current downturn and any future downturns in our industry may reduce our revenue and result in us having excess inventory, and result in material and adverse changes in our operating results.

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

If we are unable to respond to the rapid changes to the digital surveillance industry, our business, financial condition and results of operations could be adversely affected.

The digital video surveillance industry in China is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our products, services and systems obsolete. The emerging nature of products and services in the digital video surveillance industry and their rapid evolution will require us to respond to changes on a timely and cost-effectively basis.

The entry into the digital video surveillance market involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations could be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers.

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

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China or on the investment in the semiconductor industry. Such developments could lead to reduction in demand for our products and consequently materially and adversely affect our competitive position.

Because our business depends in part on the continuing expansion of the electronics supply chain in China, any slowdown in this expansion or a disruption of the supply chain could have a material adverse effect on our business and operating results.

Our continuing growth is based upon, among other factors, the continuing expansion of design, manufacturing and other elements of the electronics supply chain in China. This expansion depends on many factors, such as the sustained global demand for electronics products, China’s ability to continue to attract foreign investment, maintain low costs of operations and supply a well-educated labor force, as well as compete successfully against other countries which desire to establish themselves as preferred supply centers. The current global downturn has put severe pressure on global demand for electronics product, and significant realignment may take place in the electronics supply chain in China as a result. Any slowdown in the expansion of the electronics supply chain in China or a disruption of the supply chain due to industry realignment could have a material adverse effect on our business and operating results.

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

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprises” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and its competent authorities through early 2009. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not be automatically applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China was certified as a qualified “high and new technology enterprise” under the New EIT Law by the relevant authorities for 2008, which entitled Vimicro China to preferential tax rate of 15% for 2008. The relevant tax authorities will evaluate Vimicro China’s qualification as a “high and new technology enterprise” again after three years. We cannot assure you that Vimicro China will continue to qualify for such status under governmental evaluations in the future. In the event the preferential tax treatment for Vimicro China is discontinued, it will become subject to the standard PRC enterprise income tax rate, which could materially increase our tax obligations.

In addition, under the New EIT Law, the worldwide income of a resident enterprise, which includes an enterprise established outside of China with effective management located in China, will be subject to PRC income tax. If the PRC tax authorities determine that our company or any of our subsidiaries registered outside the PRC is a resident enterprise, its worldwide income will be subject to PRC income tax at a tax rate of 25%. Furthermore, under the New EIT Law, dividends payable by a foreign investment enterprise to its foreign non-resident enterprise investors that were derived from income after January 1, 2008 are subject to a 10% withholding tax, unless such foreign investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of tax evasion with China that provides for a reduced rate of withholding tax. The Cayman Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, the 10% withholding tax imposed on our dividend income received from Vimicro China, our PRC subsidiary, would reduce our net income and have an adverse effect on our operating results. The New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends that we receive from Vimicro China may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us.

The discontinuation of preferential tax treatment, the increase of the enterprise income tax rate applicable to Vimicro China, or the imposition of PRC income tax on our worldwide income could have a material adverse effect on our financial condition and results of operations.

Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”

Under the New EIT Law, withholding tax at a rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprise can claim treaty protection. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. Since the New EIT Law is relatively new and ambiguous in certain aspects, there is uncertainty as to whether the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on such dividends or your gains realized on the sales of our ADSs, your investment in our ADSs may be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar over the following three years. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long-term, depending on the fluctuation of the basket of currencies against which it is currently valued. It is difficult to predict how long the current situation may last and when and how it may change again.

A portion of our revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

SAFE issued a public notice known as “Circular 75” in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing, referred to in Circular 75 as a “special purpose offshore company.” Circular 75 became effective on November 1, 2005. On May 29, 2007, SAFE promulgated Circular 106, which serves as the implementing rules of Circular 75. Under Circular 106, PRC subsidiaries of an offshore enterprise governed by Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branch.

We have notified beneficial owners of our company who are PRC residents to register with the local SAFE branch as required under Circular 75. We understand that members of our senior management who are PRC residents have registered with the local SAFE branch. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, Circular 75 or other related regulations. The failure or inability of beneficial owners of our company resident in the PRC to comply with the registration procedures set forth under Circular 75 could subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to our company or otherwise adversely affect our business.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effect of H1N1, or swine flu, avian flu, SARS or another epidemic or outbreak on the economic and business climate. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of the swine flu have been discovered in Mainland China and Hong Kong. Any outbreak of swine flu, avian flu, or another epidemic or any prolonged recurrence of SARS in China may have a material adverse effect on our business operations, financial condition and results of operations. For instance, health or other government regulations may require temporary closure of our offices, which will severely disrupt our business operations.

Risks Related to the Shares and ADSs

We were a passive foreign investment company for the taxable year ended December 31, 2008, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2008. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we were, we believe, a PFIC for the taxable year ended December 31, 2008, certain adverse U.S. federal income tax consequences could apply to U.S. holders of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a substantial portion of our operations in China and the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through Vimicro China. A majority of our directors and officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides significantly less protection to shareholders when compared to the laws of the U.S.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2007 Revision, as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Provisions of our stockholder rights plan could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders, and could make it more difficult for shareholders to change management.

In December 2008, we adopted a shareholder rights plan. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding capital stock. The existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the Company

Our legal and commercial name is Vimicro International Corporation. We commenced operations in 1999 through Vimicro China, a company established in China. In February 2004, we incorporated Vimicro International Corporation in the Cayman Islands as an exempted company with limited liability under the Cayman Islands Company Law (2007 Revision, as amended). In May 2004, we underwent a corporate reorganization whereby all former owners of Vimicro China transferred their ownership interests in Vimicro China to Vimicro International Corporation, and Vimicro China became a wholly owned subsidiary of Vimicro International Corporation. Following the share transfer, each former owner of Vimicro China and/or its designated nominee subscribed for the shares of Vimicro International Corporation based on such former owner’s pro rata ownership interest in Vimicro China prior to the reorganization.

Vimicro China primarily conducts our research and development, marketing, finance and administrative activities. It currently has three directly wholly owned subsidiaries, and one joint venture:

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

•

Vimicro Beijing, which was established in Beijing in April 2007 as a limited liability company with an approved operating period of 20 years. In December 2007, Vimicro Jiangsu, Vimicro Beijing’s wholly owned subsidiary in China was incorporated as a limited liability company with an approved operating period of 20 years. The main business activities of Vimicro Beijing and Vimicro Jiangsu are to engage in research and development; and

•

Vimicro Tianjin, which was formed in Tianjin in December 2008 as limited stock corporation by Vimicro China, the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area, or Tianjin SAMC, and a venture capital fund managed by certain members of our management, or the Management Fund. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. The Management Fund holds a nominal ownership interest. Pursuant to the agreement among Vimicro Tianjin’s shareholders, the Management Fund has the option to purchase all of Tianjin SAMC’s ownership interest in Vimicro Tianjin for RMB250 million plus interests calculated based on the one-year short-term bank lending rate published by the People’s Bank of China. This option can be exercised at any time after one year of the establishment of Vimicro Tianjin. Pursuant to agreements between Vimicro China and the Management Fund, we obtained the voting rights and economic interests associated with the Management Fund’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. The Management Fund also granted us an exclusive right to acquire from the Management Fund the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by the Management Fund. It is necessary for the Management Fund to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. Vimicro Tianjin focuses on the design, manufacture and sale of digital video surveillance products.

In November 2006, Vimicro Shenzhen, our wholly owned subsidiary in China was incorporated as a limited liability company with an approved operating period of 20 years. The main business activity of Vimicro Shenzhen is to facilitate domestic sales and perform research and development.

In September 2007, Vimicro Shanghai, our wholly owned subsidiary in Shanghai, China was incorporated as a limited liability company with an approved operating period of 30 years. The main business activity of Vimicro Shanghai is to facilitate domestic sales and perform research and development.

Our principal executive offices are located at 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China. Our telephone number at this address is (8610) 6894-8888 and our fax number is (8610) 6874-4075. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is (1-345) 949-8066. In addition, we have regional offices in Shanghai, Shenzhen, Nanjing, Hong Kong, Taiwan and Silicon Valley, California.

Recent Developments

In June 2009, Vimicro China entered into an investment agreement with three DSP experts to form a new company focused on DSP based surveillance business. The core products of the new company include network camera, network video server, network video decoder, network DVR and video surveillance management software. Vimicro China will contribute RMB 12.5 million ($1.8 million) for a 62.5% equity interest in the new company and the individuals will contribute RMB7.5 million ($1.1 million) for the remaining 37.5% equity interest.

On June 30, 2009, our board of directors and the committees of the board of directors approved a grant of an aggregate of 9,827,404 ordinary shares to Zhonghan (John) Deng, Xiaodong (Dave) Yang and Zhaowei (Kevin) Jin, as compensation for their contributions to our surveillance business, further development and other business initiatives. Each of the executive officers has signed a lock-up agreement that restricts the transfer of each of their shares for four years. 25% of each officer’s shares under the grant will be released from the transfer restrictions on each anniversary of the stock grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Ordinary Shares” for more details.

In June 2009, Vimicro Jiangsu entered into a supplementary agreement regarding Vimicro Jiangsu’s future office and production facility site. The size of the plot was reduced to approximately 68,224 square meters from 80,000 square meters, and the total transfer consideration was reduced to RMB33.8 million ($4.9 million). The last installment of the transfer cost of RMB 9.2 million ($1.3 million) may be offset by taxes Vimicro Jiangsu pays to the local government authority or by any local governmental subsidies to Vimicro Jiangsu.

In May 2009, Vimicro Tianjin entered into a transfer agreement for land use rights with Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB13.8 million ($2.0 million), Vimicro Tianjin acquired the land use right for approximately 34,418 square meters of land in Tianjin Economic Technology Development Area. The land will be the site of Vimicro Tianjin’s office building and production facilities.

For more information on the properties described above, please see “Item 4. Information on the Company—D. Property, Plants and Equipment.”

B.	Business Overview

Overview

We are a multimedia semiconductor and solution provider. We design, develop and market mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics, communications and surveillance markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We conduct most of our operations in China. Although there are uncertainties with respect to China’s legal and regulatory environment, including its regulations and policies governing dividend distributions, taxes and foreign currency exchange, we believe that we benefit from our access to the high-quality design talent, competitive cost structure, growing electronics design and manufacturing industry and increasingly significant domestic electronics markets in China.

We are one of the leading suppliers of PC and embedded notebook camera multimedia processors in terms of the number of peripheral PC and embedded notebook cameras shipped worldwide in 2008. Our multimedia processors are incorporated into the products of the largest PC and embedded notebook camera vendors, such as Logitech, as well as well-known notebook computer vendors, such as the largest notebook vendor in the world, a U.S. based innovative and cross-platform consumer electronics producer, and the largest personal computer maker in China.

We seek to establish a leading position in the mobile phone multimedia processor market by leveraging our core multimedia technology capabilities. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Samsung, LG, Huawei, ZTE, TCL, and Lenovo, as well as leading mobile phone design houses based in China, including China Techfaith Wireless Communication Technology Limited, CEC Wireless R&D Ltd., and Yuhua Teltech (Shanghai) Co., Ltd.

We are expanding our business into the surveillance market with system-level solutions and semiconductor products including surveillance cameras, system and management software, digital video decoders, recorders and servers, among other things. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products, such as digital home and personal entertainment systems.

Founded in 1999, we began volume shipments of our mixed-signal PC and embedded notebook camera multimedia processors, mobile phone multimedia processors and security multimedia processors in September 2001, January 2003 and June 2006, respectively. We have grown significantly since we introduced our first mixed-signal multimedia products in September 2001. However, our net revenue decreased from $126.6 million in 2006 to $92.8 million in 2007, and decreased further to $86.5 million in 2008. Our net income amounted to $9.7 million in 2006, while we incurred net losses of $2.0 million in 2007 and $13.6 million in 2008.

Our Solutions and Competitive Strengths

Our solutions consist of semiconductors, software and system-level reference designs. We have designed our solutions to support a broad range of standards, baseband platforms and components in order to facilitate our customers’ designs, assembly and supply chain management processes. We believe that our products and solutions, our location in China and our team of experienced managers and engineers provide us with a number of significant competitive strengths, including:

•

Expertise in Mixed-Signal, System-on-Chip Design. Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other technical challenges. Our experienced teams of mixed-signal design engineers are skilled in integrating a variety of multi-voltage, analog and digital functional building blocks in our SoC designs. Our analog circuits include analog to digital conversion, or ADC, digital to analog conversion, or DAC, power supply management, power amplification RF transceiver and high speed bus physical interfaces. Our digital circuits include embedded memory, micro-controller, embedded RISC CPU, DSP and dynamic power management. The high level of integration of our single-chip products delivers several benefits to our customers, including low power consumption, small size and cost effectiveness. All of our products are implemented in standard CMOS processes and manufactured using leading-edge process technologies.

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

•

Proprietary Technologies Enabling High Performance Signal Processing Capabilities. Our mixed-signal multimedia processors enable high performance real-time processing of large volumes of audio, image and video signal data. Our adaptable processor architecture incorporates circuitry that can be modified by software commands to permit different types of tasks to be performed by the same processor. We believe that this architecture allows our products to achieve processing speed, signal quality and power consumption performance comparable to that obtained from competing fixed function hardware. However, unlike fixed function hardware, which is suitable for single applications such as video processing, our products can support a variety of multimedia applications such as audio, video and imaging using a single processor. This allows us to achieve levels of integration comparable to those offered by general-purpose semiconductor devices such as CPUs and baseband processors. Since our processors are designed solely for multimedia applications, rather than a broad spectrum of computing tasks, our processors avoid the need for the complex control software used by CPUs and baseband processors, and can therefore offer significantly better processing speed, signal quality and power consumption performance.

•

Application-Level Software Development Capabilities. We seek to differentiate our products and speed our customers’ time-to-market through developing application-level software capabilities. We work closely with other technology leaders to enable innovative multimedia applications through the integration of value-added software features.

•

Extensive Network of Sales, Marketing and Customer Support Resources. We have an extensive network of sales, marketing and customer support resources, including offices in Mountain View, Hong Kong, Taipei, Beijing, Shanghai, Shenzhen and Nanjing. We have entered into distribution and support agreements with partners whom we have trained to support our products to cover additional areas such as Japan and specific large customers in Korea and elsewhere. We maintain an extensive technical support team in Beijing and in other cities in China to provide high-quality, low-cost support services for our global sales force.

•

Proximity to the Growing Electronics Design and Manufacturing Industry and Electronics Markets in China. We market and sell our products and solutions to an increasing number of companies in the electronics industry that have established design, manufacturing and assembly facilities in China. Our close proximity to these facilitates provides opportunities for efficient cooperation, marketing, manufacturing improvements and after-sales support.

In addition, domestic consumer demand for electronic devices has increased significantly in the past years as a result of the rapid growth in the Chinese economy, which in turn further boosts demand for semiconductor products. We believe that we are well positioned to take advantage of the growth of the electronics design and manufacturing industry and electronics markets in China.

•

Ability to Enter Local Public Purchase Programs and to Penetrate Certain Vertical Domestic Markets. We have won various awards and endorsements from local governments in China for technological innovation and self-developed intellectual properties. Our position as a leading multimedia solution provider and our extensive industry know-how allow us to enter public projects, government procurement programs and vertical industries that are dominated by state-owned enterprises. We collaborate closely with various national research institutions and leading domestic enterprises in China to develop products and solutions that are tailored to specific local requirements, in areas of security, surveillance and other multimedia applications.

•

Ability to Benefit from Worldwide Sourcing of Semiconductor and System Design Talent. Our management and engineering team leaders have significant international experience that they have leveraged in guiding us to our current position. We believe that this has enabled us to attract skilled and experienced engineers in Silicon Valley and elsewhere with expertise in mixed-signal design to support our growth and continued technology innovation. In addition, we believe this position gives us a competitive advantage in recruiting candidates from China’s top universities. China has established a significant educational system for advanced semiconductor design, and graduates a large number of advanced degree holders in engineering each year, creating a large pool of motivated and qualified candidates. As a result, we have been consistently able to hire qualified engineering graduates at a competitive cost. Recruiting and retaining research and development talent comprises one of the most significant expenses for semiconductor design companies. Our access to high-quality, low-cost design talent in China provides us with a significant competitive advantage relative to semiconductor designers based in higher-cost areas.

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

The following table sets forth major PC and embedded notebook camera multimedia processors we have developed and shipped in volume from 2006 to the first quarter of 2009.

Product	Features	Month Introduced(1)
VC0345	Controller chip for USB 2.0 notebook PC embedded cameras with high resolution (up to 2mega pixel); supports Universal Video Class standard (UVC); small footprint QFN package and low power design; best fitted to embedded camera applications.	January 2009

VC0361	Controller chip for USB 2.0 notebook PC embedded cameras capable of producing images of 3mega pixel at 15 frames per second in the Moving Picture Experts Group, or MPEG format; supports Universal Video Class standard (UVC); small footprint QFN package and low power design best fit to embedded camera applications.	September 2008

Product	Features	Month Introduced(1)
VC0343	Controller chip for USB 2.0 notebook PC embedded cameras with high resolution (up to 2mega pixel); supports Universal Video Class standard (UVC) and Universal Audio Class standard (UAC); small footprint QFN package and low power design best fit to embedded camera applications.	March 2008

VC0342	Controller chip for USB 2.0 PC cameras with high resolution up to 2mega pixel; supports mono Audio ADC for high-quality audio recording; supports Universal Video Class standard (UVC) and Universal Audio Class standard (UAC); small footprint QFN package and low power design best fit to embedded camera applications.	January 2008

VC0341	Controller chip for USB 2.0 PC cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package and low power design best fit to embedded camera applications.	January 2008

VC0301HUVC	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 2mega pixel; supports UVC.	December 2007

VC0334	Controller chip for USB 2.0 PC cameras with high resolution up to 2mega pixel; supports UVC; supports digital microphone input; small footprint QFN package best fit to embedded camera applications.	September 2007

VC0333	Controller chip for USB 2.0 PC cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package best fit to embedded camera applications.	September 2007

VC0336	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 5mega pixel; supports 2 channel audio ADC or 2 channel digital microphones for high-quality audio recording; supports UVC, UAC and one Parallel and one SMIA sensor interface; supports Microsoft Microphone Array (dual Mic); supports video and audio synchronization, special HW compression for 2mega to 5mega high speed capture.	April 2007

VC0301V	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 2mega pixel; supports UVC.	March 2007

VC0332	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 2mega pixel; supports mono audio ADC for high-quality audio recording; supports UVC and UAC.	February 2007

VC0331	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package best fit to embedded camera applications.	February 2007

ZS0211	Cost-effective single-chip solution with an integrated USB controller and transceiver, eliminates the need for external DRAM and reduces PC and embedded notebook camera bill of materials costs.	September 2006

VC0326	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras, supports a 1.3mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates noise cancellation features, a USB 2.0 controller and transceiver, a JPEG codec, two channel audio ADC and an AC97 interface; supports human face tracking applications.	March 2006

Product	Features	Month Introduced(1)
VC0325	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver, a JPEG codec and an AC97 interface; supports human face tracking applications.	March 2006

VC0323	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver.	January 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2006, 2007 and 2008, we shipped 35.5 million, 31.4 million and 29.9 million units, respectively, of PC and embedded notebook camera multimedia processors. Our PC and embedded notebook camera multimedia processors have been incorporated into PC and embedded notebook cameras sold by leading PC and embedded notebook camera vendors, including Logitech and other major global brands.

Mobile Phone Multimedia

Our mobile phone multimedia processors are specifically designed to address the need for quality, low-power and cost-effective solutions for embedded cameras and video and audio functions in mobile phones. All of our mobile phone multimedia processors are sold under our own brand name.

The following table sets forth major mobile phone multimedia processors which we have developed and shipped in volume from 2006 to the first quarter of 2009.

Product	Features	Month Introduced(1)
VC0824	ARM926 based media player processor; supports HW video codec, JPEG encoder and decoder, MP3 playback, MPEG4 and h.264 playback, SD/MMC card support and NAND flash support.	May 2008

VC0578	Mobile camera processor with 0.13µm technology; integrates hardware JPEG codec, 5mega pixel camera processor, hardware MPEG4 codec, LCD controller, display scaler, power management unit; provides a high-end camera solution for the feature-rich 2.5G and 3G handset market.	May 2008

VC0988	Mixed-signal single-chip mobile audio processor with 0.18µm technology; integrates hardwired MP3 decoder, 64-channel MIDI synthesizer, 10-band equalizer, stereo audio DAC, stereo headphone amplifier, 8-bit MCU, FAT 12/16/32 file system, NAND flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G music phones.	March 2008

Vinno III	ARM926EJ based applications processor; supports hardware video codec, hardware JPEG codec, MP3, AAC, WMA. 3mega pixel camera sensor interface, QVGA LCD display, USB 2.0, NAND flash interface, SD/MMC/T-flash, built-in high performance stereo ADC and DAC, interfaces for Bluetooth, GPS, WiFi, analog TV out.	February 2008

VC0978	Mixed-signal single-chip mobile audio processor with 0.18µm technology; embedded with hardwired MP3 decoder, 64-channel MIDI synthesizer, 10-band equalizer, stereo audio DAC, stereo headphone amplifier, mono speaker amplifier, 8-bit MCU, FAT 12/16/32 file system, Nandflash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G music phones.	March 2007

VC0548	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 1.3mega pixel camera processor, LCD controller, scaler and power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007

Product	Features	Month Introduced(1)
VC0528	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 0.3mega pixel camera processor, LCD controller, scaler and power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007

Vinno II	Single-chip mobile multimedia processor with 0.13µm technology; supports a FAT 12/16/32 file system; powered by an embedded microprocessor core with low-power consumption; integrates a MPEG4 codec, a H.264 codec, a 2mega pixel camera processor, an AMR codec, an MP3 decoder, an AAC/AAC+ decoder, a WMA decoder, a MIDI synthesizer and a game engine; provides a complete solution for the feature-rich 2.5G handset market; also supports video conferencing for 3G phones.	March 2006

Vinno I	Mixed-signal single-chip mobile multimedia processor with 0.18µm technology; embedded with 1.3mega pixel camera processor; integrates a JPEG codec, an ISP (Image Signal Processor), a LCD controller, an MP3 decoder, a 64-channel MIDI synthesizer, a 3D-sound processor, a 10-band equalizer, a stereo audio speaker/headphone amplifier, a stereo voice ADC, an 8-bit MCU, a FAT 12/16 file system, a flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G phones.	March 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2006, 2007 and 2008, we shipped approximately 18.6 million, 18.2 million and 19.7 million units, respectively, of mobile phone multimedia processors. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Samsung, LG, Bird, Lenovo, Pantech, UTStarcom, ZTE and Huawei, as well as leading mobile phone design houses based in China, including China Techfaith Wireless Communication Technology Limited, CEC Wireless R&D Ltd., and Yuhua Teltech (Shanghai) Co., Ltd.

Security and Surveillance

The following table sets forth the features of our security processors from 2006 to the first quarter of 2009.

Product	Features	Month Introduced(1)
VC0706	High performance camera processor with enhanced image processing functions. As a SoC chip it has CMOS sensor interface and digital video input interface, can capture the video stream from CMOS sensor or external TV decoder, implement video enhancement, OSD interface overlay and motion detection, before output the digital video through the CCIR656 output interface. External host processors can control the VC0706 processor through the flexible SPI/UART interface.	April 2008

VC0703	High performance video camera processor designed for applications that require high frame rate, low image noise, small package, low voltage and low power consumption; supports various video outputs, such as interlaced/progressive PAL/NTSC composite video output, RGB/YCbCr component video output and S-Video output; supports OSD.	September 2007

VC0702	High performance video camera processor designed for applications that require small package, low voltage and low power consumption; supports various video outputs, such as interlaced/progressive PAL/NTSC composite video output, RGB/YCbCr component video output and S-Video output.	June 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2006, 2007 and 2008, we shipped approximately 0.5 million, 1.5 million and 3.5 million units, respectively, of security processors.

Other Products

In order to meet demand from many of our China-based PC and embedded notebook camera multimedia processor customers for more comprehensive solutions, we frequently order image sensors based on our specifications from third-party sensor manufacturers and bundle them together with our mixed-signal PC and embedded notebook camera multimedia processors. Historically, we developed and sold proprietary VXP solutions to affiliates of China Telecom and China Unicom to help them promote broadband services to end users. We have also developed and sold proprietary IP camera solutions to affiliates of China Telecom and China Unicom to help them promote surveillance services to end users over broadband and wireless networks. We have introduced digital surveillance cameras, surveillance system and management software, digital video decoders, recorders and servers. We are also developing and selling mixed-signal power management chips as part of our SoC and system solutions. In 2006, 2007 and 2008, we shipped 159.7 million, 191.2 million and 162.6 million units of our power management chips, respectively.

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

Analog and Digital Integration

Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other problems. We are experienced in the design of high performance analog and mixed-signal circuitry using CMOS standard process technology, allowing integration of analog and digital functions in our single-chip solutions to achieve lower power, lower cost and more compact products. Our analog and power management circuits include ADC, DAC, power supply management, power amplification RF transceiver and high speed bus physical interfaces.

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

Customers and Distributors

Many of the leading brand owners in our target markets use ODMs, which are companies that specialize in the design and manufacture of products for brand owners. Accordingly, a significant portion of our revenue is derived from our sales to ODMs, who incorporate our multimedia processors into end products that they supply to brand owners. Our major ODM customers include Akkord and Namuga Co. Ltd. We also sell our products to distributors, to original equipment manufacturers, or OEMs, who incorporate our multimedia processors in their end products, and to design houses and module manufacturers. In most cases, we ship products to and receive payments directly from distributors and ODMs rather than brand owners for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with brand owners that our multimedia processors are incorporated in their end products.

The following is a list of our representative customers and distributors in the PC and embedded notebook camera and mobile phone multimedia processor markets during 2008.

Market	Customers and Distributors
PC and embedded notebook camera multimedia processors

HanVision Electronics Co., Ltd.

Tomen Electronics Corporation

Tuoye Co., Ltd.

Logitech Technology (Suzhou) Co., Ltd.

Polar Star International Co., Ltd.

Fuwei Technology Co., Ltd.

Di An Jie Technology Co., Ltd.

Mobile phone multimedia processors	Di An Jie Technology Co., Ltd. Polar Star International Co., Ltd. Shanghai Huaqin Telecom Technology Co., Ltd. LG Electronics (MC Division) Wintech Group Incorporation Limited

A small number of customers and distributors have historically accounted for a substantial portion of our net revenue. In 2008, sales to our top five and top ten customers and distributors collectively accounted for approximately 50% and 71%, respectively, of our net revenue for the year. Sales to Tuoye, HanVision and Tomen, our major distributors, contributed 12%, 11% and 11%, respectively, of our net revenue in 2008. As we expand our mobile phone multimedia processor business, our overall customer composition as well as the identity and concentration of our top customers are expected to change from period to period.

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

We sell our products through both our direct sales force and distributors. Our direct sales staff is located in Beijing, Shanghai, Shenzhen and Taipei, covering major regional markets in mainland China, Taiwan and Korea. In addition, we plan to recruit and maintain a direct sales staff in Vimicro Tianjin in the near future. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized distributors and representatives also play important roles in our sales, in particular in the Taiwanese, South Korean and Japanese markets, where many of our principal customers are located. We intend to open new sales offices in South Korea and expand our sales and marketing network to develop new customers in Asia. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales.

The following table summarizes information regarding the regions where we derived revenues from our customers for the periods indicated:

	Years ended December 31,
	2006	2007	2008
	(in $ thousands)
Revenue distribution:

Mainland China	5,528	2,423	1,622

Hong Kong	121,036	90,330	84,875

Total net revenue	126,564	92,753	86,497

Substantially all of our customers are based in Asia. We anticipate that most of our revenues will continue to be derived from sales to our customers in Asia. However, we believe that a significant number of PC and embedded notebook cameras and mobile phones designed and manufactured by our customers are sold to end users outside of the Asia-Pacific region. We offer credit terms to attract and retain large customers.

We engage in marketing activities such as attending conferences and exhibitions and participating in industry specific organizations to promote our products and brand name. We were a founding member of MultiMedia Telecommunications Association, or MMTA, which was established in October 2004 by leading participants in China’s telecommunication industry, such as China Mobile, China Unicom, China Telecom, China Netcom, Huawei and ZTE, to promote domestic and international technical innovation and standards and to promote 3G applications in China. MMTA has established a number of key working groups focusing on developing and promoting industry standards in areas such as streaming technology, mobile TV, DRM and mobile surveillance.

In 2007, we became a communication member of National Technical Committee 100 on Security and Protection Alarm Systems of Standardization Administration of China, or SAC/TC100. SAC/TC100 was established and authorized by Standardization Administration of the People’s Republic of China in 1987 and charged with the responsibilities of formulating and modifying the unified national and industry standards in the fields of security and protection, and interfacing with International Electrotechnical Commission Technical Committee 79.

We are a co-founder of the Surveillance Digital Audio Video Coding Standard Working Group, or SVAC Working Group. The goals of SVAC Working Group are to develop standards for advanced audio video coding and safety system, to improve synchronization among various safety and alarm systems.

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

We have developed our own automatic testing process for mixed-signal semiconductors and outsource most of our assembly and testing requirements to independent assembly and testing houses. Currently, we engage ASE and SPIL for our assembly and testing requirements. We have also designed and incorporated on-chip test circuits into some of our multimedia processor products. We use standard, readily available packages for all of our products. We currently meet our entire mixed-signal semiconductor testing requirements through the use of logic testing equipment. For cost reduction purposes, we continue to evaluate the relative costs and benefits of outsourcing the testing of our mixed-signal semiconductors.

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

Intellectual Property

We design substantially all of our multimedia processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. As of December 31, 2008, we owned 428 patents and had 1,074 pending patent applications in China, owned five patents and had 53 pending patent applications in the United States, eight pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our multimedia processors.

As of December 31, 2008, we registered 26 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

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

In the mobile phone multimedia processor market, we compete with vendors of audio processors such as NEC Electronics, Oki Electric, Rohm, Sunplus Technology, Winbond Electronics Corp. and Yamaha, and vendors of image, video and graphics processors, such as ATI Technologies, CoreLogic, MtekVision, Nvidia, Sanyo, Seiko Epson and Sunplus Technology. In addition, we also compete with established suppliers of semiconductor solutions to mobile phone manufacturers, which may be in a position to bundle or integrate multimedia processing functionality with their existing offerings. These suppliers include Analog Devices, Broadcom, Freescale, Infineon, Intel, Mediatek Corporation, NEC Electronics, Philips, QUALCOMM, STMicroelectronics and Texas Instruments.

A significant part of digital video surveillance market involves video capturing, compression, transmission, storage, processing, display and video analysis. Leveraging our multimedia technologies, we have expanded our business into the digital video surveillance market, where we face competition mainly from companies such as Sony, Samsung, Texas Instruments, NXP, and STMicroelectronics.

The most significant factors that affect our competitiveness are:

•	the performance and cost effectiveness of our products relative to those of our competitors’ products;

•	the level of integration and power efficiency of our products;

•	the quality and reliability of our products;

•	our ability to deliver products in required volumes, on a timely basis and at competitive prices;

•	our ability to rapidly introduce new products to market; and

•	our customer support capabilities.

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

Encouragement of Foreign Investment in ICDEs

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries (amended in 2007) jointly promulgated by the National Development and Reform Commission, which became effective on December 1, 2007, semiconductor design is among the industries in which foreign investment is encouraged by the Chinese government.

Preferential Taxation Policies

Under the IC Policies and the IC Notice, ICDEs are treated as software enterprises for purposes of tax treatment.

Exemption of Customs Duties and Import-related Value-added Tax. Under the IC Policies, an ICDE does not need to pay customs duty or import-related VAT on any imported equipment necessary for its own use or any technology, ancillary parts and spare parts that are included in the contract for the equipment. The exemptions from customs duty and import-related VAT do not apply to equipment, technology and parts that are listed on the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions. Effective from January 1, 2009, the exemption from import-related VAT for ICDE is discontinued pursuant to relevant tax regulation.

An ICDE may manufacture its self-designed semiconductors overseas if it is not able to manufacture them in China. Pursuant to a notice jointly issued by the Ministry of Finance and the SAT on August 31, 2004, effective October 1, 2004, the import-linked VAT levied on these semiconductors is set at 17%.

Promulgation of PRC New Income Tax Law. In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations, and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprise” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and the taxation authorities in December 2007 and early 2008. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not automatically be applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China was certified as a qualified “high and new technology enterprise” under the New EIT Law by the relevant authorities for 2008, which entitled Vimicro China to a preferential tax rate of 15% for 2008.

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization, in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•

the Patent Law of the People’s Republic of China, revised at the seventh meeting of the Standing Committee of the Ninth National People’s Congress of the People’s Republic of China on August 25, 2000 and the revised implementing regulation of the Patent Law issued by the State Council on June 15, 2001, effective July 1, 2001; the third amendment of the Patent Law was adopted by the People’s Congress on December 27, 2008, and will become effective on October 1, 2009;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, of which China became a member state on March 19, 1985;

•	the Patent Cooperation Treaty, of which China became a member state on January 1, 1994;

•

the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress of the People’s Republic of China on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as a civil right of citizens and legal persons;

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

•

the Law of the People’s Republic of China on Scientific and Technological Progress amended and adopted at the 31st session of the Standing Committee of the Tenth National People’s Congress of the People’s Republic of China on December 29, 2007. The amended Law of the People’s Republic of China on Scientific and Technological Progress shall become effective as of July 1, 2008;

•

the Property Law of the People’s Republic of China, which was adopted at the fifth session of the Tenth National People’s Congress of the People’s Republic of China on March 16, 2007 took effect as of October 1, 2007; and

•

the Opinions of the Supreme People’s Court on Comprehensively Strengthening the Trial System Involving Intellectual Property Rights Litigation to Provide Judicial Protection for the Construction of an Innovative Country, which was circulated in January 11, 2007. The Supreme Court sought to provide powerful judicial protection of intellectual property rights such as patents, and integrated circuit lay-out designs in this circulation.

Protection of Semiconductors under the Patent Law of the People’s Republic of China

In China, the semiconductor is the patentable subject matter and protected under Chinese patent laws.

Under the Patent Law of the People’s Republic of China, or the Patent Law, the holder of a patent has an exclusive right to the invention. The holder of a patent has the right to prevent a third party from infringement, including making, manufacturing, using, or selling the invention for the duration of the patent. The term of a patent on an invention is valid for 20 years from the day on which the application is filed under the Patent Law.

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

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies who are creators of integrated circuit layout design, and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design or products containing the integrated circuit commercially.

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

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the currently effective Patent Law and the implementing regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use the patent if: (i) three years have passed from the date of granting an invention patent or a utility model patent; and (ii) the company has been unsuccessful in obtaining a license from the holder of the rights despite good faith attempts to obtain the license.

Under the third amendment of the Patent Law, which will become effective on October 1, 2009, an individual or a company may request the patent regulatory body under the State Council to grant a compulsory license to use an invention patent or a utility model patent if: (i) three years has passed from the patent grant date or four years has passed from the patent application date by a patent applicant, and the patentee or the patent applicant has not used the patent or has not adequately used the patent without a good reason; or (ii) the patentee’s use has been recognized as monopolization under applicable laws.

A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses, or to uses that prevent anti-competitive actions, as determined by judicial or administrative procedures.

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended; and

•	Company Law of the PRC (2005).

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

SAFE Registration Relating to the Establishment of Offshore Special Purpose Companies and Round-trip Investment by PRC Residents

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective as of November 1, 2005.

According to Circular 75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. Moreover, such PRC residents must also amend such registration form if there is a material event affecting the offshore company, such as, among other things, a change to the company’s share capital, a transfer of shares or if the company is involved in a merger, an acquisition or a spin-off transaction or provides guarantees to other entities.

On May 29, 2007, SAFE promulgated Circular 106, which serves as the implementing rules of Circular 75. Under Circular 106, PRC subsidiaries of an offshore enterprise governed by Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries.

C.	Organizational Structure

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Vimicro Corporation (Vimicro China)	People’s Republic of China	100%

Viewtel Corporation (Viewtel)	California, U.S.A.	100%

Vimicro Electronics International Limited (Vimicro Hong Kong)	Hong Kong Special Administrative Region	100%

Vimicro Electronic Technology Corporation (Vimicro Beijing)	People’s Republic of China	100%

Vimicro High-Tech Corporation (Vimicro Shanghai)	People’s Republic of China	100%

Vimicro Technology Corporation (Vimicro Shenzhen)	People’s Republic of China	100%

Jiangsu Vimicro Electronics Corporation (Vimicro Jiangsu)	People’s Republic of China	100%

Vimicro Electronics Corporation (Vimicro Tianjin)	People’s Republic of China	49.99%

We conduct substantially all of our business through our wholly owned subsidiaries. Vimicro China primarily conducts our research and development, marketing, finance and administrative activities. It currently has three directly wholly owned subsidiaries: Viewtel Corporation, Vimicro Hong Kong and Vimicro Beijing. Vimicro Shenzhen was incorporated in Shenzhen, PRC in November 2006 as a limited liability company with an approved operating period of 20 years. The main business activity of Vimicro Shenzhen is to facilitate domestic sales and perform research and development. In September 2007, Vimicro Shanghai, our wholly owned subsidiary in China was incorporated as a limited liability company with an approved operating period of 30 years. The main business activity of Vimicro Shanghai is to facilitate domestic sales and perform research and development. Vimicro Beijing was established in Beijing in April 2007 as a limited liability company with an approved operating period of 20 years. In December 2007, Vimicro Jiangsu, Vimicro Beijing’s wholly owned subsidiary in China, was incorporated as a limited liability company with an approved operating period of 20 years. The main business activities of Vimicro Beijing and Vimicro Jiangsu are to facilitate external cooperation and to enhance development of system-level solution and exploitation in other development technology.

On December 29, 2008, we formed Vimicro Tianjin with Tianjin SAMC and the Management Fund. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. The Management Fund holds a nominal ownership interest. Pursuant to the agreement among Vimicro Tianjin’s shareholders, the Management Fund has the option to purchase all of Tianjin SAMC’s ownership interest in Vimicro Tianjin for RMB250 million plus interests calculated based on the one-year short-term bank lending rate published by the People’s Bank of China. This option can be exercised at any time after one year of the establishment of Vimicro Tianjin. Pursuant to agreements between Vimicro China and the Management Fund, we obtained the voting rights and economic interests associated with the Management Fund’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. The Management Fund also granted us an exclusive right to acquire from the Management Fund the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by the Management Fund. It is necessary for the Management Fund to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. Vimicro Tianjin focuses on the design, manufacture and sale of digital video surveillance products and solutions.

On June 22, 2009, Vimicro China entered into an investment agreement with three DSP experts to form a new company focused on DSP based surveillance business. The core products of the new company include network camera, network video server, network video decoder, network DVR and video surveillance management software. Vimicro China will contribute RMB 12.5 million ($1.8 million) for a 62.5% equity interest in the new company. The three individuals will contribute RMB7.5 million ($1.1 million) for the remaining 37.5% equity interest in the new company.

D.	Property, Plant and Equipment

We are a multimedia semiconductor and solution provider. We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. Therefore, we do not have manufacturing facilities of our own.

Our principal executive offices are located on premises comprising approximately 8,026 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen, Nanjing, Hong Kong, Taiwan, San Diego and Silicon Valley, California. We lease substantially all of our premises from unrelated third parties. We believe that we will be able to obtain adequate facilities, either at research and development centers that are currently planned for construction and will be available for future use or leasing of appropriate properties, to accommodate our future expansion plans.

In December 2006, Vimicro China entered into an agreement with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. to acquire the land-use rights for approximately 25,000 square meters of land (including a construction site area of approximately 5,000 square meters) in Haidian District, Beijing. The land will be the site of a new building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use rights and the construction of the new building is estimated to be approximately RMB 299 million ($43.7 million) as of December 31, 2008. The proposed project, including the gross land area and construction site area, is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. It is estimated that the construction of this new building will be completed by 2012.

In June 2007, Vimicro Shenzhen entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB 6.7 million ($1.0 million), we acquired the land use right for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park. The land will be the site of a new building, which will become Vimicro Shenzhen’s office building and accommodate a research and development center. According to the land use right transfer agreement, we had until June 22, 2009 to complete construction on this site. The relevant government agencies received our construction extension application in June 2009 and we believe the application will likely be approved in the near term. After we receive the approval for the extension, governmental authorities may require us to obtain other necessary approvals for the proposed project. Construction on this site is expected to start in the second half of 2009.

In November 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd. pursuant to which, in consideration of approximately RMB 41.8 million ($6.1 million), Vimicro Shanghai would acquire the land use right for approximately 20,900 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. We have planned to use this property as the site of a new building, which will become Vimicro Shanghai’s office building and accommodate a research and development center. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

In December 2007, Vimicro Jiangsu entered into an agreement with Xuzhuang Committee and the Xuanwu SAMC, pursuant to which, in consideration of approximately RMB39.6 million ($5.8 million) to be paid in installments, Vimicro Jiangsu would acquire the land use right for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park. We had acquired such rights through the Xuzhuang Committee and Xuanwu SAMC, both of which are government-affiliated entities. In June 2009, Vimicro Jiangsu entered into a supplementary agreement with Xuzhuang Committee and the Xuanwu SAMC pursuant to which the size of the plot stipulated in the original agreement was reduced to approximately 68,224 square meters from 80,000 square meters, and the payment for the transfer was reduced to RMB33.8 million ($4.9 million). The last installment of the transfer cost of RMB 9.2 million ($1.3 million) may be offset by the taxes we pay to Xuanwu District according to a pre-set, seven-year schedule, or offset by any local government subsidies to us. This land will be used as the site of Vimicro Jiangsu’s office building and a research and development, IC design and industrial center. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

For each of the four properties described above, we are in discussions with the potential developers of the sites for an estimated completion date.

In May 2009, Vimicro Tianjin entered into a transfer agreement for land use rights with Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB13.8 million ($2 million), Vimicro Tianjin acquired the land use right for approximately 34,418 square meters of land in Tianjin Economic Technology Development Area. The land will be the site of Vimicro Tianjin’s office building and production facilities. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

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

Overview

We are a multimedia semiconductor and solution provider. We design, develop and market mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics, communications and surveillance markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We have grown significantly since we introduced our mixed-signal multimedia products in September 2001. However, affected by the slowdowns in semiconductor industry since 2007 and worldwide financial crisis since later 2008, our net revenue decreased from $126.6 million in 2006 to $92.8 million in 2007, and decreased further to $86.5 million in 2008. The decrease in net revenue of $6.3 million from 2007 to 2008 was mainly attributable to decreased shipment of PC camera multimedia processors and third-party sensors, as well as a decline of the average selling price of PC, embedded notebook camera multimedia processors and mobile phone multimedia processors, as a result of severe competition in the market and a weakening global economy. Our gross profit decreased from $40.4 million in 2006 to $28.5 million in 2007 and decreased to $24.7 million in 2008. The decease in gross profit by $3.8 million from 2007 to 2008 was mainly due to the decrease in revenue discussed above. Our net income amounted to $9.7 million in 2006, and we had a net loss of $2.0 million in 2007 as a result of the decrease in gross profit. Our net loss amounted to $13.6 million in 2008, mainly due to the further decrease in gross profit and an increase in operating expenses. Our limited operating history makes the prediction of future operating results very difficult. We believe that period to period comparisons of operating results should not be relied upon as predictive of future performance.

We currently derive a significant portion of our revenue from sales of mixed-signal PC and embedded notebook camera multimedia processors, as well as mobile phone multimedia processors and other new mixed signal products. In the future, we intend to sell less third-party image sensors and to derive an increasing percentage of our revenue from digital video surveillance products that we develop to address the needs of additional markets which we believe have the potential for high volume sales of multimedia products.

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

We expect that the total amount of our operating expenses will generally grow over time. Our research and development expenses are expected to increase as we continue to develop new multimedia products and digital video surveillance products and increase our headcount. Our sales and marketing expenses are expected to grow as we expand our sales and marketing network globally and engage in additional marketing and promotional activities. Our general and administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a publicly-traded company.

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

Revenue

The following table sets forth our net revenue derived from PC and embedded notebook camera multimedia processors, image sensors, mobile phone multimedia processors and other products, including the digital surveillance products, respectively, in amounts and as percentages of total net revenue for the periods indicated. Our net revenue reflects a deduction for customer rebates and business taxes and related surcharges incurred in connection with our operations in China.

	For the Year Ended December 31,
	2006		2007		2008
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In $ thousands, except percentages)
Net revenue:

PC and embedded notebook camera multimedia processors	46,917	37.1	38,869	41.9	36,334	42.0

Image sensors	41,019	32.4	19,422	20.9	17,166	19.8

Mobile phone multimedia processors	30,277	23.9	24,003	25.9	20,284	23.5

Other products (1)	8,351	6.6	10,459	11.3	12,713	14.7

Total net revenue	126,564	100.0	92,753	100.0	86,497	100.0

Notes:

(1)	Other products include the revenue contribution from digital surveillance products in the amount of $3.0 million and $6.6 million in 2007 and 2008, respectively.

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

Cost of revenue was $86.2 million, $64.3 million and $61.8 million in 2006, 2007 and 2008, respectively. Gross profit margin was 31.9%, 30.7% and 28.5% for the years ended December 31, 2006, 2007 and 2008, respectively.

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

Share-based Employee Compensation

In 2006, 2007 and 2008, we recognized a total of $2.7 million, $4.6 million, and $6.1 million, respectively, of share-based employee compensation expenses.

We adopted a 2004 share option plan, or the 2004 Plan, and granted a total of 2,701,200 options to our employees under the 2004 Plan in 2005. For a description of the 2004 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” Our board of directors and shareholders also adopted a 2005 Share Incentive Plan, or the 2005 Plan. For a description of the 2005 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” As of December 31, 2006, 2007 and 2008, 12,107,400, 15,685,200 and 16,248,600 options were granted under the 2005 Plan, respectively.

We have adopted SFAS No. 123R with effect from January 1, 2006, under which share-based compensation expense is determined based on the fair value of the share option as of the option grant date. Our share-based compensation expense increased in 2008 as compared to 2007 and 2006 because of the increment expense resulting from repricing and we continued to grant options, restricted shares and recognize the resulting share-based compensation expenses under SFAS No. 123R. We might continue to issue share-based awards in the future.

As of December 31, 2008, there was approximately $7.3 million in unrecognized share-based compensation expenses related to share options, of which $0.1 million is under the accelerated method in accordance with the SFAS123 and approximately $7.2 million is under the straight-line method in accordance with the SFAS123R. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 1.17 and 2.67 years under the accelerated method and the straight-line method, respectively. As of December 31, 2008, there was $530,000 in unrecognized share-based compensation expense related to restricted shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 1.53 years. To the extent the actual forfeiture rate is different from original estimates, actual share-based compensation related to these awards may be different from the expectation.

Research and Development

Research and development expenses consist primarily of salaries, bonuses, and benefits for research and development personnel, lease expenses for occupancy associated with research and development, costs of engineering services from contractors and consultants, purchase cost of intellectual property, depreciation of engineering equipment and share-based compensation expenses. Our research and development expenses have been offset by the government and private grants that we received. We received grants from various PRC government authorities from 2006 through 2008, and we also received grants from a leading global software company in 2006. The aggregate amounts of the grants we received were $2.6 million, $3.6 million and $1.5 million in 2006, 2007 and 2008, respectively. Each grant is associated with a particular research and development project that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of $3.3 million, $3.8 million and $1.5 million of these grants to research and development projects in 2006, 2007 and 2008, respectively. As of December 31, 2008, we had no unused grants. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future. We expect that our total research and development expenses, including, among others, costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, will increase as we continue to develop new multimedia products.

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

PRC

Enterprise Income Tax. PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Prior to March 2007, in accordance with the then-applicable “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the old Income Tax Law, and the related Implementing Rules, foreign-invested enterprises, or FIEs, are generally subject to an enterprise income tax rate of 33%.

On March 8, 2006, Vimicro China received qualification from the Ministry of Commerce as an “Advanced Technology Enterprise with Foreign Investment.” According to the regulations of the Beijing Municipal Office of State Administration of Taxation, an enterprise with this qualification is entitled to a preferential enterprise income tax rate for the three years following the receipt of this qualification, equal to the higher of 10% or half of the applicable tax rate. As a result, on April 4, 2006, Vimicro China received approval from Beijing Municipal Office of State Administration of Taxation and was entitled to a 10% preferential income tax rate from 2006 to 2008. However, the preferential tax treatment described above was discontinued under the New EIT Law, and the 10% preferential income tax rate was not applicable to Vimicro China in 2008.

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws, administrative regulations, as well as circulars with equivalent effect, shall be subject to transitional rules to gradually change their rates to 25%. The New EIT Law and the related Implementation Rules also provide a preferential tax rate of 15% to enterprises that qualify as “high and new technology enterprises.”

Vimicro China obtained the certificate as a “high and new technology enterprise,” subject to examination every three years, which entitled Vimicro China to a preferential tax rate of 15% for 2008.

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

Furthermore, under the New EIT Law, dividends payable by a foreign investment enterprise to its foreign non-resident enterprise investors that were derived from income after January 1, 2008, are subject to a 10% withholding tax, unless such foreign investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax. The Cayman Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, the 10% withholding tax imposed on our dividend income received from Vimicro China, our PRC subsidiary, would reduce our net income and have an adverse effect on our operating results. The New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends that we receive from Vimicro China may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us.

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

Value-added Tax. According to PRC value-added tax policy, Vimicro China is subject to an output Value-added Tax, or VAT, at 17% of selling price of products sold to customers in China, while the purchase of products by Vimicro China is subject to an input VAT at the rate of 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT. In accordance with the new VAT Law and its Implementation Rules, which became effective as of January 1, 2009, input VAT on fixed asset purchases are included in the input VAT for VAT payable purposes.

Business Tax. According to PRC business tax policy, service income generally is subject to business tax at 5%. Vimicro China is entitled to business tax exemption on income arising from or related to technology transfers, provided these technology transfer agreements are registered with the relevant government agencies. In accordance with the New EIT Law and its Implementation Rules, which became effective as of January 1, 2009, service income is subject to PRC business tax if the service is performed in PRC or performed outside of PRC with the service receiver located in PRC.

United States

Income Tax. Viewtel, the subsidiary incorporated in the United States, is subject to state income tax and federal income tax at different tax brackets, depending upon taxable income levels. Viewtel incurred income tax expenses of approximately $132,650, $2,000 and $5,000 for the years of 2006, 2007 and 2008, respectively.

Hong Kong

Profits Tax. Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business. The statutory profits tax rates for corporations was 17.5% for fiscal year 2006/2007, 2007/2008 and 16.5% for fiscal year 2008/2009.

Vimicro Hong Kong, the Hong Kong subsidiary of Vimicro China, has filed Hong Kong profits tax returns for the years of 2003/04 to 2005/06. However, Vimicro Hong Kong applied for reopening of its profits tax returns with the Hong Kong Inland Revenue Department in September, 2006 to lodge offshore claims for all years since the commencement of its operations in 2002 and filed amended tax returns. Based on the territorial source principle of taxation in Hong Kong, it is considered that Vimicro Hong Kong has a reasonable technical basis to lodge the offshore claim. An adjustment was made in 2006 to reflect the accumulative changes as a result of the change in filing status. The offshore position claim of Vimicro Hong Kong was being examined by the Hong Kong Inland Revenue Department as of December 31, 2008.

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

In connection with the offshore claim of Vimicro Hong Kong, all of Vimicro Hong Kong’s trading income is not taxable and the related royalty fee expenditure would not be tax deductible and should be exempted from withholding tax in Hong Kong.

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

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery and transfer of title have occurred and the price is fixed or determinable and collectability is reasonably assured. Under these criteria, revenue from the sale of our products is recognized net of accruals for estimated sales returns and allowances based on historical experience.

We extend credit terms only to a limited number of customers. For customers to which we provide credit, we have assessed a number of factors to determine whether collection from them is probable, including past transaction history with them and their creditworthiness. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

We offer volume-based sales rebates to our customers on selected products when the customers have completed a specified cumulative level of revenue transactions. We accrue the cost of such rebates in accordance with EITF 01-9 “Accounting for

Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product),” by reducing the underlying sales transactions that are instrumental to earning the rebates based on the estimated number of customers that will ultimately earn and claim the rebates. We did not offer any sales rebates to our customers in 2008.

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

Share-based Compensation

Our share-based compensation plan is described in more detail under “Item 6. Directors, Senior Management and Employees.” We adopted SFAS 123R using the modified prospective transition approach from January 1, 2006. Prior to January 1, 2006, we accounted for share-based compensation arrangements with employees in accordance with the provisions of APB 25 “Accounting for Stocks Issued to Employees,” and related interpretations thereof. Pursuant to SFAS 123R, we recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair value of the share option and restricted share on the date of grant. We continue to account for share options that had been granted prior to the initial public filing of our registration statement on Form F-1 with the SEC on October 24, 2005 and that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing of our registration statement on Form F-1 but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of SFAS 123R is computed based on the grant date fair values of those awards. For the options that were repriced during the year ended December 31, 2008, in accordance with SFAS 123R, we recognized additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards.

We recognize share-based compensation using the accelerated method for all share-based awards issued prior to January 1, 2006. We have elected to recognize share-based compensation after the date of adoption of SFAS 123R using the straight-line method for all share-based awards issued or modified after January 1, 2006, which results in the recognition of less share-based compensation in the first several years during the vesting period compared to that which would have been recognized had we used the accelerated method. Forfeitures were estimated based on historical experience and are periodically reviewed.

We account for share awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Under SFAS 123R and EITF 96-18, we use the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

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

Impairment of Long-lived Assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the estimated future undiscounted cash flows to be produced by the assets. If the total of the estimated future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income based on the excess of the carrying value over the fair value of the asset or asset group. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. During the three years ended December 31, 2008, we did not record any impairment charges. If we make different judgments or adopt different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenue for the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008
Net revenue	100.0%	100.0%	100.0%

Cost of revenue	(68.1)%	(69.3)%	(71.5)%

Gross profit	31.9%	30.7%	28.5%

Operating expenses:

Research and development, net	(13.7)%	(21.6)%	(28.4)%

Sales and marketing	(4.2)%	(5.0)%	(5.8)%

General and administrative	(8.6)%	(11.3)%	(14.3)%

Total operating expenses	(26.5)%	(37.9)%	(48.5)%

Other income	2.7%	4.9%	4.5%

Income tax (expense)/benefit	(0.4)%	0.1%	(0.4)%

Net income/(loss)	7.6%	(2.2)%	(15.8)%

Comparison of the Years Ended December 31, 2008 and 2007

Net Revenue. Our net revenue decreased by $6.3 million, or 6.8%, to $86.5 million in 2008 from $92.8 million in 2007. This change was primarily due to (i) a decrease in unit shipments of our PC multimedia processors from 24 million units in 2007 to 10.2 million units in 2008, however the decrease in net revenue was mainly offset by an increase in the unit shipments of our embedded notebook camera multimedia processors from 7.4 million units in 2007 to 19.7 million units in 2008, (ii) a decrease in unit shipments of image sensors from 16.3 million units in 2007 to 13.6 million units in 2008, due to our strategic decision to focus on the sales of our proprietary products as a result of the global pressure on the pricing and supply of sensors, and (iii) the decline in the average selling price of our products, particularly the average selling price for mobile processors, which dropped by more than 20% in 2008.

Cost of Revenue and Gross Profit. Cost of revenue decreased by $2.5 million, or 3.9%, to $61.8 million in 2008 from $64.3 million in 2007. This change was primarily due to a decrease in our sales volume. Our gross profit decreased by $3.8 million, or 13.3%, to $24.7 million in 2008 from $28.5 million in 2007. The gross profit margin decreased by 2.2% from 30.7% in 2007 to 28.5% in 2008, primarily due to (i) a decrease of the average selling price of major products, including PC camera multimedia processors, embedded notebook camera multimedia processors and mobile multimedia processors, (ii) the decrease of sales of our relatively higher gross profit margin PC camera multimedia processors in our products mix, and the gross profit margin of PC camera multimedia processors declined from 59.9% in 2007 to 42.7% in 2008, and (iii) the gross profit margin of third-party sensors declined from 11.6% in 2007 to 5.8% in 2008. However the decrease in gross profit margin was partially offset by (i) a decrease in average unit cost of embedded notebook camera processors and mobile multimedia processors, and (ii) an increase in the sales of our relatively higher gross profit margin embedded notebook camera multimedia processors. Our sales of embedded notebook camera multimedia processors increased from 14.5 million in 2007 to 28.0 million in 2008, and our embedded notebook camera multimedia processors business accounted for 32.4% of revenues in 2008, an increase from 15.7% in 2007.

Operating Expenses. Operating expenses increased by $6.8 million, or 19.4%, to $41.9 million in 2008 from $35.1 million in 2007. This increase was primarily due to (i) a decrease of approximately $2.3 million in governmental grants to our research and development projects, (ii) an increase of $1.9 million in salary and welfare, in which $1.5 million was for research and development staff; (iii) a total increase of $1.3 million in share-based compensation expenses, (iv) a total increase of $0.6 million in entertainment expenses and (v) a total increase of $0.4 million in purchase of intellectual properties.

•

Research and Development. Research and development expenses increased by $4.6 million, or 23.0%, to $24.6 million in 2008 from $20.0 million in 2007. Our gross research and development expenditures before government grant deduction increased by $2.2 million or 9.2% from $23.9 million in 2007 to $26.1 million in 2008. The increase was mainly due to (i) an increase of approximately $1.5 million payroll and welfare expenses and (ii) an increase of $0.3 million for the share-based compensation expenses. We expect our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, to increase as we continue to expand our portfolio of new multimedia products.

•

Sales and Marketing. Sales and marketing expenses increased by $0.3 million, or 6.4%, to $5.0 million in 2008 from $4.7 million in 2007. The change mainly reflected a $0.2 million increase in share-based compensation expenses and a $0.1 million increase in salary and compensation for our sales staff.

•

General and Administrative. General and administrative expenses increased by $1.9 million, or 18.3%, to $12.3 million in 2008 from $10.4 million in 2007. The increase mainly reflected (i) an increase of $0.8 million in share-based compensation expenses, (ii) an increase of approximately $0.5 million in entertainment expenses, (iii) an increase in consulting fees of $0.3 million.

Income Tax Expense/Benefit. Income tax expense was approximately $305,000 in 2008 compared to income tax benefit of approximately $99,000 in 2007, mainly because we provided full valuation allowance for deferred tax assets for all of our subsidiaries in the PRC as there is significant uncertainty about the realization of the deferred tax assets before expiration or reversal.

Net Income. We had a net loss of $13.6 million in 2008, as compared to a net loss of $2.0 million in 2007, mainly due to a decrease in revenue and gross profit margin, and an increase in operating expenses.

Comparison of the Years Ended December 31, 2007 and 2006

Net Revenue. Our net revenue decreased by $33.8 million, or 26.7%, to $92.8 million in 2007 from $126.6 million in 2006. This decrease was primarily due to (i) a decrease in unit shipments of our PC and embedded notebook camera multimedia processors from 35.5 million units in 2006 to 31.4 million units in 2007, (ii) a decrease in unit shipments of our mobile phone multimedia processors from approximately 18.6 million units in 2006 to approximately 18.2 million units in 2007, (iii) a decrease in unit shipments of image sensors from 20.2 million units in 2006 to 16.3 million units in 2007 due to our strategic decision to focus on the sale of our proprietary products as a result of the global pressure on the pricing and supply of sensors, and (iv) the decline in the average selling price of our products, particularly the average selling price for sensors, which has dropped by more than 40% in 2007.

Cost of Revenue and Gross Profit. Cost of revenue decreased by $21.9 million, or 25.4%, to $64.3 million in 2007 from $86.2 million in 2006. This decrease was primarily due to a decrease in our sales volume. Our gross profit decreased by $11.9 million, or

29.5%, to $28.5 million in 2007 from $40.4 million in 2006. The gross profit margin dropped 1.2% from 31.9% in 2006 to 30.7% in 2007. This decrease was primarily due to a decline in the average selling prices for our major product lines, which was partially offset by a decrease in our product mix of the relatively lower margin image sensor business from 32.4% of our total net revenue in 2006 to 20.9% in 2007.

Operating Expenses. Operating expenses increased by $1.6 million, or 4.8%, to $35.1 million in 2007 from $33.5 million in 2006. This increase was primarily due to (i) an increase by approximately $3.7 million in additional payroll and welfare expenses for research and development, and (ii) a total increase of $1.5 million in share-based compensation expenses, which was partially offset by a $3.6 million decrease in audit, legal and consultant expenses.

•

Research and Development. Research and development expenses increased by $2.7 million, or 15.6%, to $20.0 million in 2007 from $17.3 million in 2006. Our gross research and development expenditures before government grant deduction increased $3.3 million or 16% from $20.6 million in 2006 to $23.9 million in 2007. The increase was mainly due to (i) an increase of approximately $3.7 million payroll and welfare expenses, (ii) an approximately $0.3 million increase in rental costs for office space, (iii) an increase of $0.5 million for the purchase of intellectual property used in research and development and (iv) a decrease of $1.1 million in engineering samples expenses. We expect that our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, to increase as we continue to expand our portfolio of new multimedia products.

•

Sales and Marketing. Sales and marketing expenses decreased by $0.7 million, or 13.0%, to $4.7 million in 2007 from $5.4 million in 2006. The decrease mainly reflected a $0.5 million decrease in advertising fees.

•

General and Administrative. General and administrative expenses decreased by $0.5 million, or 4.6%, to $10.4 million in 2007 from $10.9 million in 2006. The decrease mainly reflected a $3.6 million decrease in audit, legal and consultant expenses, partially offset by (i) an increase of approximately $1.3 million share-based compensation expenses, (ii) an increase of fixed assets disposal loss and donation of $0.6 million, (iii) an approximately $0.3 million increase in payroll and welfare, (iv) an increase of $0.4 million in office related costs, and (v) an increase of $0.2 million in patent application fees.

Income Tax Expense/Benefit. Income tax benefit was approximately $99,000 in 2007 compared to income tax expenses of approximately $530,000 in 2006, mainly due to the decrease in income before tax and the effect of change in the tax rate on the deferred tax of Vimicro China.

Vimicro China was subject to a preferential tax rate of 10% in 2007. New EIT Law became effective as of January 1, 2008. Under the New EIT Law and related implementation rules, Vimicro China would be subject to statutory tax rate of 25% until it receives official approval to be a qualified “high and new technology enterprise,” which is entitled to a 15% preferential tax rate, and Vimicro China used the 25% rate in the calculation of deferred tax balances for the year ended December 31, 2007.

Net Income. We had a net loss of $2.0 million in 2007, as compared to a net income of $9.7 million in 2006, mainly due to a decrease in revenue and gross profit margin, and an increase in operating expenses.

B.	Liquidity and Capital Resources

We have financed our operations primarily through private sales of equity interests to investors, the proceeds of our initial public offering, as well as through cash generated from our operating activities. We have also received government and private grants to fund our research and development projects. Our principal use of cash for the three years ended December 31, 2008 was to fund our working capital requirements and investments.

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for our mobile phone multimedia processors. We plan to fund this increase in working capital requirement from our operating cash inflow and existing cash reserve.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(in $ thousands)
Net cash provided by/(used in) operating activities	19,314	8,403	(2,759)

Net cash used in investing activities	(6,617)	(9,415)	(94,038)

Net cash provided by financing activities	1,141	22	34,922

Effect of exchange rate changes on cash and cash equivalent	386	3,114	3,132

Net increase/(decrease) in cash and cash equivalent	14,224	2,124	(58,743)

Cash and cash equivalent at beginning of year	100,610	114,834	116,958

Cash and cash equivalent at end of year	114,834	116,958	58,215

Net cash used in operating activities amounted to $2.8 million in 2008, primarily as a result of our operating loss. Net cash provided by operating activities amounted to $8.4 million in 2007, primarily as a result of operating profit excluding non-cash share-based compensation expenses and depreciation. Net cash provided by operating activities in 2006 was $19.3 million, primarily as a result of our operating profit in 2006, and a decrease of $9.5 million in inventory.

Net cash used in investing activities was $94.0 million in 2008, primarily due to the investment of approximately $73.2 million for the establishment of Vimicro Tianjin and $14.7 million in short-term time deposits. Net cash used in investing activities was $9.4 million in 2007, primarily due to an approximately $4.5 million purchase of fixed assets and $4.9 million payments towards land use rights. Net cash used in investing activities was $6.6 million in 2006, primarily due to the increase of approximately $6.6 million purchase of fixed assets, mainly development tools, mask tooling, software, and other equipment.

Net cash provided by financing activities amounted to $34.9 million in 2008, primarily due to capital contributions from minority shareholders of Vimicro Tianjin. Net cash provided by financing activities amounted to $22,000 in 2007, primarily due to the exercise of share options, offset in part by the amount we used to repurchase shares. Net cash provided by financing activities was $1.1 million in 2006, primarily due to the exercise of share options.

Despite of our business expansion which requires higher capital expenditures, we would maintain adequate cash flow of operations for at least the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Regulations in the PRC permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. In addition, the registered capital of our PRC subsidiaries is also restricted.

Capital Expenditures

Our capital expenditures amounted to $6.6 million, $4.5 million and $3.4 million, in 2006, 2007 and 2008, respectively. In the past, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities. We estimate that we will make capital expenditures in 2009 between $6.0 million and $7.0 million (excluding land use rights premium, property development expenditure and capital injection into new companies), for purchases of software, development tools and other items related to our product development activities. In the five months ended May 31, 2009, we spent approximately $0.9 million for capital expenditures.

On June 18, 2009, Vimicro Jiangsu entered into a supplementary agreement regarding Vimicro Jiangsu’s future office and production facility site. The size of the plot was reduced to approximately 68,224 square meters from 80,000 square meters, and the total transfer consideration was reduced to RMB33.8 million ($4.9 million). The last installment of the transfer cost of RMB9.2 million ($1.3 million) may be offset by taxes Vimicro Jiangsu pays to the local government authority or by any local governmental subsidy to Vimicro Jiangsu.

In May 2009, Vimicro Tianjin entered into a transfer agreement for land use rights with Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB13.8 million ($2.0 million), Vimicro Tianjin acquired the land use right for approximately 34,418 square meters of land in Tianjin Economic Technology Development Area. The land will be the site of Vimicro Tianjin’s office building and production facilities.

For more information on the properties described above, please see “Item 4. Information on the Company—D. Property, Plants and Equipment.”

On June 22, 2009, Vimicro China entered into an investment agreement with three DSP experts form a new company focused on DSP based surveillance business. The core products of the new company include network camera, network video server, network video decoder, network DVR and video surveillance management software among other products. Vimicro China will contribute RMB 12.5 million ($1.8 million) for a 62.5% equity interest in the new company and the individuals will contribute RMB7.5 million ($1.1 million) for the remaining 37.5% equity interest.

C.	Research and Development

We maintain a team of experienced engineers. As of December 31, 2008, our research and development staff consisted of 523 engineers, representing approximately 78.9% of the total number of our employees. Most of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. Going forward, we intend to recruit most of our engineers in China. We have established various recruiting and training programs with leading universities in China. In addition, we will also selectively recruit experienced engineers from Silicon Valley. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to $20.6 million, $23.9 million and $26.1 million in 2006, 2007 and 2008 respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any operational trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	More than 3 years
	(in $ thousands)

Operating lease obligations	4,918	2,978	1,940	—

Purchase obligations	2,632	2,632	—	—

Total	7,550	5,610	1,940	—

*	Purchase obligations include commitments to purchase products from suppliers and fixed assets that have not been recognized in the financial statements.

In addition to the contractual obligations in the table above, we have contractual obligations under certain land use rights acquisition agreements which are described in the section entitled “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources”.

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

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in the section entitled “Item 3. Key Information—D. Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Position/Title
Zhonghan (John) Deng	Chairman of the Board and Chief Executive Officer

Xiaodong (Dave) Yang	Director, Chief Technology Officer

Zhaowei (Kevin) Jin	Director, President and Chief Operating Officer

Yundong (Raymond) Zhang	Senior Vice President and Head of Product and Marketing

Jun Zhu	Vice President and Head of IC Engineering

David Wei Tang	Chief Financial Officer and Vice President of Finance

Changyong (Robert) Chen (2)(3)	Independent Director

Donald L. Lucas (1)(3)	Independent Director

Theodore Van Duzer (1)(2)	Independent Director

Victor Yang (3)	Independent Director

(1)	Member of the Corporate Governance and Nominating Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

Dr. Zhonghan (John) Deng is a co-founder of our company. He currently serves as the chairman of our board of directors and chief executive officer of our company. Dr. Deng was elected as a member of the National People’s Congress of the People’s Republic of China for a five-year term from March 2008. He also serves as a board member and audit committee member of Sohu.com Inc. (Nasdaq: SOHU). Dr. Deng has received numerous awards for his achievements, including the National First Class Award for Science and Technology in 2005, which was presented by the President of China, Hu Jintao. Dr. Deng graduated from the University of California at Berkeley with a Ph.D. degree in Electrical Engineering and Computer Science, a M.S. degree in Economics and a M.S. degree in Physics. Dr. Deng worked as a research scientist for IBM at the T.J. Watson Research Center in Yorktown Heights, New York.

Dr. Xiaodong (Dave) Yang is a co-founder of our company. He currently is a member of our board of directors and also serves as our chief technology officer. Dr. Yang is responsible for leading all research and development activities and setting product and technology directions for our company. Dr. Yang graduated from Stanford University with Ph.D., M.S. and B.S. degrees in Electrical Engineering. Dr. Yang began his research on mixed-signal imaging chips in Silicon Valley in 1993. He won research and development awards at both Hewlett-Packard Co. and Intel Corporation. He has published many technical papers and holds numerous patents.

Zhaowei (Kevin) Jin is a co-founder of our company. He currently is a member of our board of directors and also serves as our president and chief operating officer. From 1996 to 1999, Mr. Jin served as the founder and president of Jin Ye Company where he led the establishment of an electronics sales and distribution network in China. Mr. Jin was the co-founder of Mitech Corporation, one of the largest providers of medical electronic image manipulation equipment in China. Mr. Jin received his B.S. degree in Electrical Engineering from the University of Electronics Science and Technology of China.

Yundong (Raymond) Zhang joined our company in 2001 and currently serves as our senior vice president and head of the product and marketing. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoder, 3D graphics engine, ethernet controller and 16- bit game processor. Mr. Zhang received his B.S. and M.S. degrees in Electrical Engineering from Fudan University.

Jun Zhu joined our company in 2000 as an engineering director and currently serves as our vice president and head of IC engineering. From 2001 to 2007 Mr. Zhu served as president and as a member of the board of directors of Silicon Rain Technology, a business focused on the development of IC products in the United States. From 1996 to 2000, Mr. Zhu served as a design manager of Intel Corporation in Santa Clara, California. From 1989 to 1996, Mr. Zhu served as a chip design architect, senior ASIC (Application Specific IC) design engineer and ASIC design engineer at the Application Specific Standard Product group of Toshiba America Electronics Components Inc. in San Jose, California. Mr. Zhu received his M.S. degree in Computer Engineering from Syracuse University.

David Wei Tang joined our company as our chief financial officer and vice president in July 2008. Prior to joining our company, Mr. Tang served as the Chief Financial Officer of CNinsure Inc. a NASDAQ listed company operating in China. Prior to CNinsure, Tang has also served as the Chief Financial Officer in two other companies, including: IRICO Group, a Hong Kong and China listed company, and Chinasoft International, a Hong Kong listed company. Prior to those positions, he was an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang received his MBA degree from Stern School of Business, New York University.

Changyong (Robert) Chen has served as a member of our board of directors since July 2004. Mr. Chen is a successful serial entrepreneur. Mr. Chen was a founder of Monolithic Power System and OPTI, the fabless semiconductor companies, which were listed on the NASDAQ Global Market. Mr. Chen also founded TMC in Taiwan, a PC motherboard manufacturer which was later acquired by a German public company. Mr. Chen also served as investment advisor of Fortune Investment, a Taiwan-based venture capital company from 1996 to 2000. Mr. Chen received his M.S. degree in Electrical Engineering from the University of California at Berkeley.

Donald L. Lucas has served as a member of our board of directors since July 2004. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Oracle Corporation and Spansion, Inc. Mr. Lucas also serves as a director for several privately held companies. Mr. Lucas received his B.A. degree from Stanford University and his M.B.A. degree from the Stanford Graduate School of Business.

Dr. Theodore Van Duzer has served as a member of our board of directors since July 2004. He is professor emeritus in the Department of Electrical Engineering and Computer Science at University of California at Berkeley. Dr. Van Duzer received his Ph.D. degree from the University of California at Berkeley in 1960 and has served as a member of its faculty since 1961. Dr. Van Duzer is the founding editor-in-chief of IEEE Transactions. He is also the co-author of two textbooks, “Principles of Superconductive Devices and Circuits” and “Fields and Waves in Communication Electronics” and has published over 200 papers in the research literature on superconductor electronics. He was elected to the U.S. National Academy of Engineering and is an IEEE Life Fellow.

Victor Yang has served as a member of our board of directors since July 2004 and currently also serves as the president of Power Pacific Corporation Ltd., a Hong Kong subsidiary of Power Corporation of Canada. Prior to joining Power Corporation in 1996, Mr. Yang was head of the resident mission in China for the International Finance Corporation, or IFC, a member of the World Bank Group. Prior to his reassignment to Beijing in 1992 to develop IFC’s PRC business, Mr. Yang held senior investment management positions and acted as the principal investment officer for IFC in Latin America. Mr. Yang also serves as a director for several privately held companies. Mr. Yang received his M.S. and B.S. degrees in Chemical Engineering from Massachusetts Institute of Technology, and a graduate degree in Business Administration from Fundacao Getulio Vargas, in Sao Paulo, Brazil.

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2008, the aggregate cash compensation we paid to our executive officers was approximately $1.0 million and the aggregate cash compensation we paid to our non-executive directors was $75,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Ordinary Shares

On June 30, 2009, our board of directors and the committees of the board of directors approved a grant of an aggregate of 9,827,404 ordinary shares to Zhonghan (John) Deng, Xiaodong (Dave) Yang and Zhaowei (Kevin) Jin. Our Chief Executive Officer received 4,913,702 shares, whereas our Chief Operating Officer and Chief Technology Officer each received 2,456,851 shares, at a consideration of par value per share. Each of the executive officers has signed a lock-up agreement that restricts the transfer of each of their shares for four years. 25% of each officer’s shares under the grant will be released from the transfer restrictions on each anniversary of the stock grant date.

Share Options

Historical Option Grants. During the period from 1999 to February 2004, Vimicro China promised to grant options to certain employees, directors, consultants and other individuals based on terms and conditions mutually agreed upon by Vimicro China and each such individual. In connection with our reorganization, we issued options pursuant to Vimicro China’s prior commitments. The following table summarizes, as of May 31, 2009, the outstanding historical options granted to our directors and executive officers named below and to other individuals including our employees, consultants and advisors.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Xiaodong (Dave) Yang	1,200,000	0.60	March 17, 2004	March 17, 2014

Jun Zhu	75,000	0.60	March 17, 2004	March 17, 2014

Changyong (Robert) Chen	300,000	0.12	March 17, 2004	March 17, 2014

Other individuals as a group	2,219,200	From 0.01 to 0.60	March 17, 2004	March 17, 2014

The vesting schedule of the options we granted in March 2004 was determined based on the optionee’s length of employment with or services to us and the date on which Vimicro China initially promised to grant options to such optionee.

2004 Share Option Plan. Our board of directors adopted a 2004 share option plan, or the 2004 Plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,541,080 of our ordinary shares for issuance under the 2004 Plan. The 2004 Plan was terminated in October 2005, and the remaining options available for grant were transferred to the 2005 Share Incentive Plan, or the 2005 Plan. The following paragraphs describe the principal terms of the 2004 Plan.

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

Option Repricing. On March 27, 2008, our compensation committee acted to reprice certain outstanding options that it had previously granted to our senior management. The options, all of which had been previously issued pursuant to the 2004 Plan and 2005 Plan, were repriced based on the closing price on March 27, 2008 which was $0.70 per ordinary share.

The repriced options had originally been issued with $1.60 to $3.00 per ordinary share option exercise prices. As a result of the recent sharp reduction in our stock price, we believed that such options no longer would properly incentivize our senior management who held such options to work in the best interest of our company and shareholders. Moreover, we believed that if these options were repriced, that such options would provide better incentives to senior management.

The following table summarizes, as of May 31, 2009, the outstanding options and restricted shares granted pursuant to the 2004 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Zhaowei (Kevin) Jin	1,601,600	0.70	October 14, 2004	October 14, 2014

Yundong (Raymond) Zhang	460,000	0.70	October 14, 2004	October 14, 2014

Donald L. Lucas	400,000	1.60	October 14, 2004	October 14, 2014

Jun Zhu	150,000	0.70	October 14, 2004	October 14, 2014
	200,000	0.70	October 28, 2005	October 28, 2015

Changyong (Robert) Chen	100,000	1.60	October 14, 2004	October 14, 2014

Theodore Van Duzer	100,000	1.60	October 14, 2004	October 14, 2014

Other individuals as a group	2,401,723	From 0.70 to 3.00	From October 14, 2004 to October 28, 2005	From October 14, 2014 to October 28, 2015

Notes:

(1)	In connection with Dr. Hui (Tom) Zhang’s resignation on July 31, 2006, his unvested options to purchase 1,121,120 ordinary shares were cancelled and 250,000 restricted shares held by Vimicro Shanghai Corporation on such date were repurchased by us. Our board of directors approved the grant of 200,000 restricted shares and options to purchase 800,000 ordinary shares at an exercise price of $1.60 per share, subject to a three year vesting period, to Dr. Zhang for his services to our company after July 31, 2006 as an advisor and consultant.

(2)	In connection with Mr. Xiaosong Zhang’s resignation on January 31, 2007, his unvested options to purchase 820,000 ordinary shares were forfeited.
(3)	In connection with Mr. Qing Yu’s resignation on December 5, 2008, his unvested options to purchase 12,000 ordinary shares were forfeited and his vested options to purchase 48,000 ordinary shares were cancelled.

2005 Share Incentive Plan. In October 2005, our board of directors and shareholders adopted the 2005 Plan. In December 2006, our board of directors and shareholders amended the 2005 Plan to increase the maximum aggregate number of awards to 21,065,505 ordinary shares. We have reserved for issuance 21,065,505 ordinary shares upon exercise of awards granted under our 2005 Plan. In March 2008, our board of directors and compensation committee amended the 2005 Plan to provide for a provision permitting our compensation committee to reprice share options. In December 2008, the 2005 Plan was further amended at our annual general meeting to increase the maximum aggregate number of shares which may be issued pursuant to all awards granted under the 2005 Plan by 10 million ordinary shares (equivalent to 2.5 million American depositary shares).

Types of Awards. We may grant the following types of awards under the 2005 Plan:

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

Plan Administration. Our board of directors, or a committee designated by our board of directors, will administer the 2005 Plan. However, with respect to awards made to our non-employee directors and executive officers, the entire board of directors will administer the 2005 Plan. The committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement. Awards granted under the 2005 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement also specifies whether the option constitutes an ISO or a non-qualifying stock option.

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

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2005 Plan. Amendments to the 2005 Plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2005 Plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2005 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2005 Plan. We followed home country practice with respect to an amendment to the 2005 Plan on repricing the outstanding options. Based on home country practice, we are not required to seek shareholder approval for repricing our outstanding options.

Grant of Restricted Shares. We granted 3,240,600 restricted shares under the 2005 Plan. Key terms in the award agreements are summarized as follow:

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

or

100% of the restricted shares will vest one year after the grant date.

or

50% of the restricted shares will vest on the first anniversary of the grant date, 25% of the shares will vest semi-annually thereafter over the next year.

or

25% of the restricted shares will vest on the first anniversary of the grant date, 12.5% of the shares will vest semi-annually thereafter over the next 3 years.

or

100% of the restricted shares will vest on the second anniversary of the grant date.

The unvested portion of the restricted shares are subject to forfeiture upon the termination of the holder’s employment with or service to us. Until vested, the restricted shares are not transferable and may not be sold, pledged or otherwise transferred.

Option Repricing. On March 27, 2008, our compensation committee acted to reprice 10,072,100 outstanding options that it had previously granted to our senior management. The options, all of which had been previously issued pursuant to the 2004 Plan and 2005 Plan, were repriced based on the closing price on March 27, 2008 which was $0.70 per ordinary share.

The repriced options had originally been issued with $1.25 to $4.55 per ordinary share option exercise prices reflected the then current market prices of our stock on the dates of original grant. As a result of the reduction in our stock price in the first quarter of 2008, we believed that such options no longer would properly incentivize our senior management who held such options to work in the best interest of our company and shareholders. Moreover, we believed that if these options were repriced, that such options would provide better incentives to senior management.

December 2008 Amendment. On December 11, 2008, our shareholders approved an amendment to the 2005 Plan at the annual general meeting. The amendment increased the maximum aggregate number of shares which may be issued pursuant to all awards granted under the 2005 Plan by 10 million ordinary shares (equivalent to 2.5 million American depositary shares).

The following table summarizes, as of May 31, 2009, the outstanding options and restricted shares granted pursuant to the 2005 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Zhaowei (Kevin) Jin	1,200,000	0.70	August 9, 2006	August 9, 2016

Jun Zhu	200,000	0.70	August 13, 2007	August 13, 2017

Xiaodong (Dave) Yang	1,200,000	0.70	August 9, 2006	August 9, 2016

Zhonghan (John) Deng	3,500,000	0.70	August 9, 2006	August 9, 2016

Other individuals as a group	5,142,000	From 0.70 to 4.55	From December 26, 2005 to June 18, 2008	From December 26, 2015 to June 18, 2018

Notes:

(1)	Dr. Hui (Tom) Zhang resigned as our advisor and consultant on January 1, 2009. His unvested options to purchase 155,556 ordinary shares were forfeited and his vested options to purchase 644,444 ordinary shares were cancelled.
(2)	In connection with Mr. Quincy Tang’s resignation on July 31, 2008, his unvested options to purchase 160,000 ordinary shares were forfeited and vested options to purchase 80,000 ordinary shares were cancelled.
(3)	Mr. Yingyi Qian resigned from our board on June 30, 2008, and he continues to serve as our advisor and consultant. His options and restricted shares agreements remain in effect.
(4)	In connection with Mr. Qing Yu’s resignation on December 5, 2008, his unvested options to purchase 120,000 ordinary shares were forfeited and vested options to purchase 80,000 ordinary shares were cancelled.

	Ordinary Shares Underlying Restricted Shares Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

David Wei Tang	300,000	0.00	July 28, 2008	July 28, 2018

Other individuals as a group	162,500	0.00	From March 3, 2006 to July 28, 2008	From March 3, 2016 to July 28, 2018

Notes:

(1)	In connection with Mr. Qing Yu’s resignation on December 5, 2008, his 80,000 unvested restricted shares were forfeited.
(2)	Dr. Hui (Tom) Zhang resigned as our advisor and consultant on January 1, 2009. His unvested 38,892 restricted shares held on such date were forfeited.

C.	Board Practices

Our board of directors consists of seven directors. A director is not required to hold any of our shares by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third-party.

Committees of the Board of Directors

We have established three committees under the board of directors — the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Donald L. Lucas, Changyong (Robert) Chen and Victor Yang. Messrs. Lucas, Chen and Yang satisfy the “independence” requirements of the NASDAQ Marketplace Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2008, our audit committee held meetings or passed resolutions by unanimous written consent 11 times.

Compensation Committee. Our compensation committee consists of Messrs. Changyong (Robert) Chen and Theodore Van Duzer. Messrs. Chen and Van Duzer satisfy the “independence” requirements of the NASDAQ corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2008, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Donald L. Lucas and Theodore Van Duzer. Messrs. Lucas and Van Duzer satisfy the “independence” requirements of the NASDAQ corporate governance rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2008, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent two times.

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

Additionally, in March 2008, our compensation committee repriced 10,072,100 of our outstanding share options by reducing their exercise prices based on the closing price on March 27, 2008 which was $0.70 per ordinary share. The rationale for the repricing is that our share options no longer provided a meaningful incentive to the option holders to remain in our employment, and that a repricing of the share options with a lower exercise price for our existing options would once again provide an incentive to the option holders to continue to provide services to us and to maximize shareholder value.

Nasdaq Marketplace Rule 4350(i)(1) requires each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding share options. Pursuant to the “home country practice” exemptions above that we applied and obtained, the amendments to our 2005 Share Incentive Plan to permit the option repricing in March 2008 were approved and ratified by only our board of directors and such amendments have not been, and will not be sought by us to be, approved or ratified by our shareholders.

D.	Employees

We had 588, 568 and 663 employees as of December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, we had 79 employees in management and administration, 523 employees in research and development and 61 employees in sales and marketing.

E.	Share Ownership

As of May 31, 2009, the most recent practicable date, 138,704,696 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and 462,500 restricted shares. On that date, a total of 21,737,620 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. Except for holders of 462,500 restricted shares, no shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of May 31, 2009, assuming the exercise of all of our outstanding share options, by:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned (1)
	Number	%

Directors and Executive Officers:

Zhonghan (John) Deng (2)	13,589,490	9.7

Xiaodong (Dave) Yang (3)	8,397,110	6.0

Zhaowei (Kevin) Jin (4)	3,376,440	2.4

Yundong (Raymond) Zhang (5)	1,593,472	1.1

Jun Zhu (6)	930,000	0.7

Donald L. Lucas (7)	693,808	0.5

Changyong (Robert) Chen (8)	410,000	0.3

Theodore Van Duzer (9)	160,000	0.1

Victor Yang	—	—

David Wei Tang	—	—

All Directors and Executive Officers as a Group (10)	29,150,320	20.0

Principal Shareholders:

Investment entities affiliated with General Atlantic LLC (11)	24,535,522	17.7

Power Pacific (Mauritius) Limited (12)	11,250,000	8.1

Sparta Asset Management, LLC (13)	8,819,620	6.4

(1)	Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person within 60 days after May 31, 2009. Percentage ownership of each listed person is based on 138,704,696 shares outstanding as of May 31, 2009 (excluding 462,500 restricted shares) and the number of shares underlying options and restricted shares held by such person.

(2)

Includes 11,839,490 ordinary shares held by Vimicro Beijing Corporation, an entity wholly owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, and 1,750,000 ordinary shares issuable upon exercise of options held by Mr. Deng within 60 days after May 31, 2009. The number of shares shown in this table does not include the 4,913,702 ordinary shares granted to Mr. Deng on June 30, 2009, which are subject to a four-year lock-up on transfer. 25% of such shares shall be released from the transfer restrictions on each anniversary of the stock grant date. For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Ordinary Shares.” The address for Mr. Deng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(3)	Includes 6,597,110 ordinary shares held by Vimicro Tianjin Corporation, an entity wholly owned and controlled by Mr. Yang, and 1,800,000 ordinary shares issuable upon exercise of options held by Mr. Yang within 60 days after May 31, 2009. The number of shares shown in this table does not include the 2,456,851 ordinary shares granted to Mr. Yang on June 30, 2009, which are subject to a four-year lock-up on transfer. 25% of such shares shall be released from the transfer restrictions on each anniversary of the stock grant date. For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Ordinary Shares.” The address for Mr. Yang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(4)	Includes 1,335,000 ordinary shares held by Vimicro Shenzhen Corporation, an entity wholly owned by The Jin Family Trust, of which Mr. Jin is the settler, and 2,041,440 ordinary shares issuable upon exercise of options held by Mr. Jin within 60 days after May 31, 2009. The number of shares shown in this table does not include the 2,456,851 ordinary shares granted to Mr. Jin on June 30, 2009, which are subject to a four-year lock-up on transfer. 25% of such shares shall be released from the transfer restrictions on each anniversary of the stock grant date For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Ordinary Shares.” The address for Mr. Jin is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(5)	Includes 1,183,472 ordinary shares, and 410,000 ordinary shares issuable upon exercise of options held by Mr. Zhang within 60 days after May 31, 2009. The address for Mr. Zhang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(6)	Includes 520,000 ordinary shares and 410,000 ordinary shares issuable upon exercise of options held by Mr. Zhu within 60 days after May 31, 2009. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.

(7)	Includes 273,189 ordinary shares held by Donald L. Lucas TTEE, Donald L. Lucas & Lygia S. Lucas Trust DTD 12-3-84, 20,619 ordinary shares held by Donald L. Lucas Profit Sharing Trust DTD 1-1-84, and 400,000 ordinary shares issuable upon exercise of options held by Mr. Lucas within 60 days after May 31, 2009. The address for Mr. Lucas is 3000 Sand Hill Road #3-210, Menlo Park, CA 94025.

(8)	Includes 20,000 ordinary shares and 390,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days after May 31, 2009. The address for Mr. Chen is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(9)	Includes 70,000 ordinary shares held by Mr. Van Duzer and 90,000 ordinary shares issuable upon exercise of options held by Mr. Van Duzer within 60 days after May 31, 2009. The address for Mr. Van Duzer is 1240 Scott Street, El Cerrito, CA 94530.

(10)	Includes 21,858,880 ordinary shares, ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 7,291,440 ordinary shares underlying outstanding options held by our directors and executive officers within 60 days after May 31, 2009.

(11)

Includes a total of 18,531,786 ordinary shares and 1,500,934 ADSs of which General Atlantic Partners (Bermuda), L.P. holds 12,725,792 ordinary shares and 1,060,596 ADSs, GAP-W International, L.P. holds 4,394,803 ordinary shares and 307,275 ADSs, GAP Coinvestments III, LLC holds 912,790 ordinary shares and 82,925 ADSs, GAP Coinvestments IV, LLC holds 246,877 ordinary shares and 19,650 ADSs, GapStar, LLC holds 231,647 ordinary shares and 28,142 ADSs and GAPCO GmbH & Co. KG holds 19,877 ordinary shares and 2,346 ADSs. GAP (Bermuda) Limited is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. There are 26 Managing Directors of General Atlantic LLC. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The members of GapStar, LLC are also comprised of managing directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG.

General Atlantic Partners (Bermuda), L.P, GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of General Atlantic Partners (Bermuda), L.P., GAP (Bermuda) Limited and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. The address of the other General Atlantic entities is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A.

(12)	Power Pacific (Mauritius) Limited is 100% owned by Power Pacific Corporation Limited, which is 99.9% owned by Power Corporation International Limited. Power Corporation International Limited is 100% owned by Power Corporation of Canada, a company listed on the Toronto Stock Exchange. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius. The address of Power Corporation of Canada is 751 Victoria Square, Montréal, Québec, Canada H2Y 2J3.

(13)	Sparta Asset Management, LLC is an investment advisor in accordance with SS.240.13d-1(b)(1)(ii)(E). The address of Sparta Asset Management, LLC is One O’Hare Centre, 6250 N. River Road, Suite 1000, Rosemont, IL 60018, United States.

Based on 138,704,696 ordinary shares outstanding as of May 31, 2009, approximately 64.4% of our outstanding ordinary shares are held by 39 record holders in the United States, including the ordinary shares held by JPMorgan Chase Bank N.A., the depositary of our ADS program.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Option to Purchase Ownership Interest in Vimicro Tianjin

On December 29, 2008, we formed Vimicro Tianjin with Tianjin SAMC and the Management Fund. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. The Management Fund holds a nominal ownership interest. Pursuant to the agreement among Vimicro Tianjin’s shareholders, the Management Fund has the option to purchase all of Tianjin SAMC’s ownership interest in Vimicro Tianjin for RMB250 million plus interests calculated based on the one-year short-term bank lending rate published by the People’s Bank of China. This option can be exercised at any time after one year of the establishment of Vimicro Tianjin. Pursuant to agreements between Vimicro China and the Management Fund, we obtained the voting rights and economic interests associated with the Management Fund’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. The Management Fund also granted us an exclusive right to acquire from the Management Fund the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by the Management Fund. It is necessary for the Management Fund to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. The arrangement described above were approved by our board of directors and the committees of the board of directors on June 30, 2009. Vimicro Tianjin focuses on the design, manufacture and sale of digital video surveillance products.

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

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC.”

In 2008 the trading price of our ADSs on the NASDAQ Global Market ranged from $1.23 to $3.99 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for (1) the years 2006, 2007 and 2008; (2) all quarters in 2007 and 2008, and the first two quarters of 2009; and (3) each of the past six months.

	Share Price
	High	Low

Annual High and Low

2006	$23.34	$8.20
2007	$11.00	$3.55
2008	$3.99	$1.23

Quarterly High and Low

First Quarter 2007	$11.00	$5.05
Second Quarter 2007	$7.32	$4.84
Third Quarter 2007	$7.11	$4.28
Fourth Quarter 2007	$5.95	$3.55
First Quarter 2008	$3.99	$2.53
Second Quarter 2008	$3.50	$2.50
Third Quarter 2008	$3.17	$2.19
Fourth Quarter 2008	$2.64	$1.23
First Quarter 2009	$2.34	$1.29
Second Quarter 2009	$2.25	$1.66

Monthly Highs and Lows

January 2009	$2.34	$1.76
February 2009	$2.09	$1.66
March 2009	$1.91	$1.29
April 2009	$1.97	$1.73
May 2009	$2.25	$1.66
June 2009	$2.25	$1.80
July 2009 (through July 8)	$2.38	$1.95

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of the amended and restated memorandum and articles of association adopted on October 29, 2005, and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the directors may from time to time decide.

According to Article 3 of our memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Law (2007 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General

Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding not less than an aggregate of one-third of our issued voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 21 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by at least a majority of the holders of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporate charter documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than one third of our paid up voting share capital to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, applicable Nasdaq corporate governance rules require us to hold annual shareholder meetings.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed for any reason by the vote of holders of a majority of our shares cast at a general meeting, or by the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from the willful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Inspection of Books and Records

Unlike Delaware law, holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records. However, we will provide our shareholders with annual audited consolidated financial statements.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorised by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of a Cayman Islands company to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Demand Registration Rights

At any time commencing 12 months after our initial public offering, General Atlantic had the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, except other than pursuant to a registration statement on Form F-4, S-4 or S-8, so long as the aggregate amount of securities to be sold under the registration statement exceeds $5.0 million. However, we are not obligated to effect any such demand registration if we have, within the six month period preceding the demand, already effected a registration under the Securities Act or if General Atlantic had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if our board of directors determines there is a valid business reason to delay such filing. We are not obligated to effect such demand registrations on more than two occasions.

Form F-3 Registration Rights

Upon our company becoming eligible for use of Form F-3 or S-3, General Atlantic has the right to request we file a registration statement under Form F-3 or S-3. Such requests for registrations are not counted as demand registrations.

Piggyback Registration Rights

If, at any time after our initial public offering, we propose to file a registration statement with respect to an offering for our own account, we must offer General Atlantic the opportunity to include their securities in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their securities on the same terms and conditions as the securities of our company.

Expenses of Registration

We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities, and shall bear the fees and expenses of their own counsel.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

Investors are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2008. A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the decreased market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2008, we believe we were a PFIC for such year.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the ADSs or ordinary shares:

•	the excess distribution or realized gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2008. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and realized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower capital gains rate applicable to qualified dividend income (discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on the NASDAQ Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the NASDAQ Global Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2008). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and realized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and realized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will be required to file Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2008 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent that such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution we make will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay to you will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law (see “Item 3. Key Information—D. Risk Factors—

Risks Related To Doing Business in China—Our business benefits from certain tax incentives and government grants. Expiration or elimination of, or other adverse changes to, these tax incentives or reductions of these grants could have a material adverse effect on our results of operations”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China— Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise’”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise””), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar over the following three years. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long-term, depending on the fluctuation of the basket of currencies against which it is currently valued. It is difficult to predict how long the current situation may last and when and how it may change again.

A portion of our revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion.

Assuming we had converted the U.S. dollar and HK dollar denominated cash balance equivalent to $41.5 million as of December 31, 2008 into RMB at the exchange rate of $1.00 for RMB6.8346 and HKD1.00 for RMB0.8819, the respective People’s Bank of China rates as of December 31, 2008, this cash balance would have been RMB283.7 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB255.3 million as of December 31, 2008. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2006, 2007 and 2008.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

On December 12, 2008, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 22, 2008. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of $5 per ordinary share, subject to adjustment.

The Rights will expire on December 12, 2018, subject to our right to extend such date and are exercisable only if a person or group obtains ownership of or announces a tender offer for 20% or more of our voting securities (including Vimicro’s ADSs representing ordinary shares). Upon exercise, all Rights holders except the potential acquirer will be entitled to acquire our shares or the acquirer’s shares at a discount. We are entitled to redeem the Rights in whole at any time on or before the acquisition by a person or group of 20% or more of our voting securities (which for these purposes include ADSs representing ordinary shares), or exchange the Rights, in whole or in part, at an exchange ratio of one ordinary share, and of other securities, cash or other assets deemed to have the same value as one ordinary share, per Right, subject to adjustment.

The Rights were not distributed in response to any specific effort to acquire control of our company.

We completed our initial public offering of 34,788,252 ordinary shares, in the form of ADSs, at $10 per ADS in November 2005, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $86,970,630, of which we received $62,775,000. The effective date of our registration statement on Form F-1 (File number: 333-12917) was November 14, 2005. Morgan Stanley was the global coordinator and book runner for the global offering of our ADSs.

We received net proceeds of $59.1 million from our initial public offering, which are expected to be used for general corporate purposes, including funding our working capital needs.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in its attestation report included below.

Changes in Internal Control

There have been no significant changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As of December 31, 2008, our management concluded that these control procedures were effectively designed, implemented and operating effectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Vimicro International Corporation

We have audited the internal control over financial reporting of Vimicro International Corporation (the “Company”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Vimicro International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Vimicro International Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008 of Vimicro International Corporation and our report dated July 9, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

July 9, 2009

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, Ernst & Young Hua Ming for the years ended December 31, 2007 and 2008. We did not pay any other fees to our auditors during the periods indicated below other than as disclosed below.

	For the Year Ended December 31,
	2007	2008
	(in $ thousands)

Audit fees(1)	1,163	990
Audit-related fees(2)	0	0
Tax fees(3)	0	11

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed, under the category of “Audit-related fees” involve principally the issue of comfort letter and rendering of listing advice, internal control advisory services rendered in connection with Section 404 of the Sarbanes-Oxley Act of 2002, additional procedures during audit committee investigation, and other audit-related services.

(3)	“Tax fees” include fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADSs Purchased (1)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
October 13 through October 31, 2008	132,600	$1.5374	132,600	24,796,140.76
November 1 through November 30, 2008	724,000	$1.9970	856,600	23,350,289.46

Note:

(1)	Our ADS to ordinary share ratio is one ADS for every 4 ordinary shares.
(2)	On October 12, 2008, we announced a share repurchase program authorized by our board of directors with details set out as follows:

Share Repurchase Program authorized in 2008	Amount Authorized
(US$)
October 12, 2008	25,000,000

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our independent registered public accounting firm was changed from PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) to Ernst & Young Hua Ming (“E&Y”) for the fiscal year ended December 31, 2007. PwC previously audited our financial statements for the three years ended December 31, 2006. During the period of PwC’s appointment as our independent registered public accounting firm, we did not have any disagreement with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

On April 23, 2007, our audit committee authorized and approved: (i) the non-renewal of the engagement with PwC as our independent registered public accounting firm; and (ii) the appointment of E&Y as our independent registered public accounting firm, beginning with the fiscal year ending December 31, 2007.

Before the change in independent registered public accounting firm, PwC’s report on the financial statements did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

ITEM 16G.	CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided letters to the Nasdaq certifying that under Cayman Islands law and under our articles of association, we are not required to seek shareholder approval for any material amendments to our equity compensation plans.

In March 2008, our compensation committee repriced 10,072,100 of our outstanding share options by reducing their exercise prices based on the closing price on March 27, 2008 which was $0.70 per ordinary share. The rationale for the repricing is that our share options no longer provided a meaningful incentive to the option holders to remain in our employment, and that a repricing of the share options with a lower exercise price for our existing options would once again provide an incentive to the option holders to continue to provide services to us and to maximize shareholder value.

Nasdaq Marketplace Rule 4350(i)(1) requires each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding share options. Pursuant to the “home country practice” exemptions above that we applied and obtained, the amendments to our 2005 Share Incentive Plan to permit the option repricing in March 2008 were approved and ratified by only our board of directors and such amendments have not been, and will not be sought by us to be, approved or ratified by our shareholders.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Market Rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Vimicro International Corporation and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Vimicro International Corporation (incorporated by reference to Exhibit 3.2 from the second amendment to our F-1 registration statement (File No. 333-129217), initially filed with the Commission on November 8, 2005)

2.1	Specimen Certificate for Ordinary Shares of Vimicro International Corporation (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.2	Specimen American Depositary Receipt of Vimicro International Corporation (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.3	Form of Deposit Agreement among Vimicro International Corporation, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.1	Form of Shareholding Transfer Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.2	Reorganization and Subscription Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.3	Shareholders Agreement, dated as of October 12, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

Exhibit Number	Description of Document
4.4	Registration Rights Agreement, dated as of October 12, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.5	2004 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.8	Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.9	Cooperation Agreement, dated December 22, 2006, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.9 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.10	Supplementary Agreement, dated April 18, 2007, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.10 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.11	Contract for Transfer of the Use Right of the State-owned Land in Zhangjiang Semiconductor Industry Park, Shanghai, dated November 15, 2007, between Zhangjiang Semiconductor Industry Park Co., Ltd. and Vimicro High-Tech Corporation (incorporated by reference to Exhibit 4.11 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.12	Investment & Cooperation Agreement, dated December 26, 2007, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.12 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.13*	Amended and Restated 2005 Share Incentive Plan, dated December 11, 2008

4.14*	Cooperative Agreement, dated September 24, 2008, among Tianjin Economic-Technological Development Area Administrative Committee, Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership)

4.15*	Shareholders Agreement regarding the arrangement of initial share, effective from December 29, 2008, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership)

4.16*	Lock-up Agreements, dated June 30, 2009, between the Company and each of Mr. Zhonghan (John) Deng, Mr. Xiaodong (Dave) Yang, and Mr. Zhaowei (Kevin) Jin

4.17*	Agreement for the Transfer of Land Use Right of State-owned Construction Land, dated May 18, 2009, between Tianjin Economic-Technological Development Area (TEDA) Land Administration and Vimicro Electronics Corporation

4.18*	Supplementary Agreement Regarding the Investment & Cooperation Agreement, dated June 18, 2009, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation

4.19*	Shareholders Agreement regarding the grant of an exclusive right, dated June 30, 2009, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership)

8.1*	List of Subsidiaries

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

15.3*	Consent of Ernst & Young Hua Ming

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Chairman and Chief Executive Officer

Date: July 9, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vimicro International Corporation:

In our opinion, the consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows for the year ended December 31, 2006 present fairly, in all material respects, the results of operations and cash flows of Vimicro International Corporation (the “Company”) and its subsidiaries for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

July 16, 2007, except for Note 19, which is as of June 17, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Vimicro International Corporation

We have audited the accompanying consolidated balance sheets of Vimicro International Corporation (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimicro International Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and comprehensive income and its cash flows for each of the two years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vimicro International Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 9, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China
July 9, 2009

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

		December 31
	Note	2007	2008
Assets

Current assets:
Cash and cash equivalents		116,958	58,215
Short-term time deposits	3	—	14,885
Restricted cash	4	—	73,157
Available-for-sale securities	5	—	731
Accounts receivable, net of provision for doubtful accounts of $0 as of December 31, 2007 and 2008		5,842	7,131
Notes receivable		297	—
Inventories	6	13,443	13,430
Prepayments and other current assets	7	2,898	2,431
Deferred tax assets	15(b)	283	2

Total current assets		139,721	169,982

Investment in an associate	8	157	168
Property, equipment and software, net	9	8,249	8,736
Land use rights	10	4,939	7,365
Other assets		965	947

Total assets		154,031	187,198

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable		7,853	8,074
Taxes payable		1,226	1,345
Advances from customers		154	56
Due to an associate		60	—
Accrued expenses and other current liabilities	11	3,510	4,870

Total current liabilities		12,803	14,345

Non-current liabilities:
Deferred tax liabilities	15(b)	26	31

Total liabilities		12,829	14,376

Minority interest		—	36,579

Commitments and contingencies	17

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 140,301,378 and 137,778,145 shares issued and outstanding as of December 31, 2007 and 2008, respectively	12	14	14
Additional paid-in capital		136,418	142,681
Treasury stock	12	—	(1,650)
Accumulated other comprehensive income		5,367	9,435
Accumulated deficit		(3,379)	(17,019)
Statutory reserve		2,782	2,782

Total shareholders’ equity		141,202	136,243

Total liabilities and shareholders’ equity		154,031	187,198

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2006	2007	2008
Net revenue	16	126,564	92,753	86,497
Cost of revenue		(86,183)	(64,290)	(61,814)

Gross profit		40,381	28,463	24,683

Operating expenses *:	2(t)
Research and development, net	14	(17,320)	(20,039)	(24,585)
Selling and marketing		(5,365)	(4,668)	(5,049)
General and administrative		(10,863)	(10,431)	(12,285)

Total operating expenses		(33,548)	(35,138)	(41,919)

Income/(loss) from operations		6,833	(6,675)	(17,236)

Other income/(expense):
Interest income		4,281	4,001	2,371
Foreign exchange (loss)/gain, net		(764)	185	1,144
Others, net		(117)	385	387

Income/(loss) before income taxes and share of (loss)/gain of an associate		10,233	(2,104)	(13,334)
Income taxes (expense)/benefit	15(a)	(530)	99	(305)

Net income/(loss) before share of (loss)/gain of an associate		9,703	(2,005)	(13,639)
Share of (loss)/gain of an associate, net of tax		(31)	1	(1)

Net income/(loss)		9,672	(2,004)	(13,640)

Minority interest		—	—	—

Income/(loss) attributed to ordinary shareholders		9,672	(2,004)	(13,640)

Other comprehensive income/(loss):
Foreign currency translation adjustment		1,391	3,380	4,097
Unrealized loss on available-for-sale securities		—	—	(29)

Comprehensive income/(loss)		11,063	1,376	(9,572)

Income/(loss) per share
-Basic		0.07	(0.01)	(0.10)
-Diluted		0.07	(0.01)	(0.10)

Weighted-average number of ordinary shares outstanding
-Basic		137,592,825	139,709,890	140,261,311

-Diluted		146,962,266	139,709,890	140,261,311

* Components of share-based compensation expenses are included in the following expense captions:

Research and development, net		(2,266)	(2,240)	(2,613)
Selling and marketing		(436)	(654)	(852)
General and administrative		(786)	(2,053)	(2,811)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except for number of shares data)

	Common shares		Additional Paid-in capital	Treasury Stock	Deferred share-based compensation	Accumulated other comprehensive income (loss)	Accumulated Deficit	Statutory reserve	Total Shareholders’ equity
	Shares	Amount
Balance as of December 31, 2005	138,606,027	14	127,502	—	(682)	596	(9,702)	1,437	119,165
Exercise of share options (note 13)	1,426,558	—	1,171	—	—	—	—	—	1,171

Repurchase of early exercised share options	(250,000)	—	(30)	—	—	—	—	—	(30)

Share-based compensation expense -non-employees	—	—	799	—	—	—	—	—	799
Reversal of deferred share-based compensation under SFAS 123(R)	—	—	(682)	—	682	—	—	—	—
Share-based compensation expense- employees (note 2(t))	—	—	2,689	—	—	—	—	—	2,689

Net income	—	—	—	—	—	—	9,672	—	9,672

Appropriation to statutory reserve (note 2(v))	—	—	—	—	—	—	(1,295)	1,295	—

Foreign currency translation adjustment	—	—	—	—	—	1,391	—	—	1,391

Balance as of December 31, 2006	139,782,585	14	131,449	—	—	1,987	(1,325)	2,732	134,857

Exercise of share options/vested restricted shares (note 13)	533,793	—	53	—	—	—	—	—	53
Repurchase of exercised share options	(15,000)	—	(31)	—	—	—	—	—	(31)

Share-based compensation expense- non-employees	—	—	350	—	—	—	—	—	350
Share-based compensation expense- employees (note 2(t))	—	—	4,597	—	—	—	—	—	4,597

Net loss	—	—	—	—	—	—	(2,004)	—	(2,004)

Appropriation to statutory reserve (note 2(v))	—	—	—	—	—	—	(50)	50	—

Foreign currency translation adjustment	—	—	—	—	—	3,380	—	—	3,380

Balance as of December 31, 2007	140,301,378	14	136,418	—	—	5,367	(3,379)	2,782	141,202

Exercise of share options/vested restricted shares (note 13)	923,167	—	25	—	—	—	—	—	25

Refund of payment for share option	(20,000)	—	(38)	—	—	—	—	—	(38)

Share repurchase (note 12)	(3,426,400)	—	—	(1,650)	—	—	—	—	(1,650)
Share-based compensation expenses- non-employees	—	—	145	—	—	—	—	—	145
Share-based compensation expenses – employees (note 2(t))	—	—	6,131	—	—	—	—	—	6,131
Net loss	—	—	—	—	—	—	(13,640)	—	(13,640)
Foreign currency translation adjustment	—	—	—	—	—	4,097	—	—	4,097
Unrealized loss on available-for-sale securities	—	—	—	—	—	(29)	—	—	(29)

Balance as of December 31, 2008	137,778,145	14	142,681	(1,650)	—	9,435	(17,019)	2,782	136,243

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2006	2007	2008
Cash flows from operating activities:
Net income/(loss)	9,672	(2,004)	(13,640)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	2,789	3,378	3,283
Provision for doubtful accounts	31	(3)	0
Amortization	—	33	55
Share-based compensation expense – employees	2,689	4,597	6,131
Research and development consulting fee	799	350	145
Loss from disposal of property and equipment	282	380	25
Share of loss/(gain) of an associate	31	(1)	1
Changes in assets and liabilities:
Accounts receivable	(2,176)	564	(1,238)
Notes receivable	(1,370)	2,215	313
Inventories	9,532	(1,522)	112
Prepayments and other current assets	(1,335)	1,241	559
Deferred tax assets	3,042	(97)	295
Other assets	(300)	(342)	37
Accounts payable	1,292	2,495	159
Taxes payable	(2,011)	(364)	22
Advances from customers	81	(166)	(100)
Due to an associate	(7)	4	(63)
Accrued expenses and other current liabilities	(2,849)	(2,135)	1,140
Deferred grants	(679)	(216)	—
Deferred tax liabilities	(199)	(4)	5

Net cash provided by/(used in) operating activities	19,314	8,403	(2,759)

Cash flows from investing activities:
Purchase of short-term time deposits	—	—	(14,654)
Purchase of available-for-sale securities	—	—	(760)
Change in restricted cash	—	—	(73,157)
Purchase of property, equipment and software	(6,644)	(4,511)	(3,424)
Land use rights payments	—	(4,910)	(2,052)
Proceeds from disposal of property and equipment	27	6	9

Net cash used in investing activities	(6,617)	(9,415)	(94,038)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2006	2007	2008
Cash flows from financing activities:
Payment for repurchasing of exercised share options	(30)	(31)	—
Refund of payment for share option	—	—	(38)
Repurchase of shares	—	—	(1,650)
Proceeds from exercise of share options	1,171	53	25
Capital contributions from minority shareholders	—	—	36,585

Net cash provided by financing activities	1,141	22	34,922

Effect of exchange rate changes on cash and cash equivalents	386	3,114	3,132

Net increase/ (decrease) in cash and cash equivalents	14,224	2,124	(58,743)

Cash and cash equivalents at beginning of year	100,610	114,834	116,958

Cash and cash equivalents at end of year	114,834	116,958	58,215

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	1,888	119	—

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Vimicro International Corporation (the “Company”) was incorporated under the laws of the Cayman Islands on February 24, 2004 as an exempted company with limited liability. It holds 100% of the equity interest of Vimicro Corporation (“Vimicro China”) which was established on October 14, 1999 in the People’s Republic of China (the “PRC”) as a limited liability company with an approved operating period of thirty years. The Company also holds 100% of the equity interest of Vimicro Technology Corporation (“Vimicro Shenzhen”) and Vimicro High-Tech Corporation (“Vimicro Shanghai”). Vimicro Shenzhen was incorporated in Shenzhen, PRC in November 2006 to facilitate domestic sales and perform research and development with an approved operating period of twenty years. Vimicro Shanghai was established in Shanghai, PRC in September 2007 with an approved operating period of thirty years.

Vimicro China has three wholly-owned subsidiaries, Viewtel Corporation (“Viewtel”), Vimicro Electronics International Limited (“Vimicro Hong Kong”), Vimicro Electronic Technology Corporation (“Vimicro Beijing”), and one joint venture, Vimicro Electronics Corporation (“Vimicro Tianjin”).

Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development. Vimicro Hong Kong was established in Hong Kong in May 2002 to facilitate international sales. Vimicro Beijing was incorporated in Beijing, PRC in April 2007. Vimicro Beijing has one wholly-owned subsidiary, Jiangsu Vimicro Electronics Limited (“Vimicro Jiangsu”), which was established in Nanjing, PRC in December 2007.

On December 29, 2008, Vimicro China formed Vimicro Tianjin in Tianjin, PRC as a joint venture with the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area (“Tianjin SAMC”), and a venture capital fund managed by certain members of the Company’s management (“Management Fund”). Vimicro China and Tianjin SAMC each contributed capital of RMB250 million (equivalent to $36.6 million) in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in Vimicro Tianjin. The Management Fund holds a nominal ownership interest. Pursuant to the related agreements, Vimicro China obtained the voting rights and economic interests associated with the Management Fund’s current share ownership in Vimicro Tianjin, which provides Vimicro China with controls of Vimicro Tianjin. Accordingly, the Company consolidated Vimicro Tianjin. Vimicro Tianjin focuses on the design, manufacture and sale of digital video surveillance products.

Pursuant to the agreement among Vimicro Tianjin’s shareholders, the Management Fund has the option to purchase all of Tianjin SAMC’s ownership interest in Vimicro Tianjin for RMB250 million plus bank rate interest. The option can be exercised at any time after one year of the establishment of Vimicro Tianjin. The Board of Directors approved this agreement on June 30, 2009.

The Board of Directors also approved the agreement between Vimicro China and the Management Fund on June 30, 2009, pursuant to which Vimicro China has an exclusive right to acquire the beneficial ownership up to the 250,000,000 shares held by the Management Fund for the same consideration paid by the Management Fund. If Vimicro China acquires the beneficial ownership, Vimicro China shall be entitled to the voting rights and the economic interests of the shares with the Management Fund continuing to hold the title of these shares. Vimicro China, through the beneficiary ownership, receives all of economic benefits from the option.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

Should Vimicro China exercise the beneficiary ownership right, it has been agreed that 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby the Company may make grants of equity awards at its discretion.

There were no significant operational activities in Vimicro Shenzhen, Vimicro Shanghai, Vimicro Beijing, Vimicro Jiangsu and Vimicro Tianjin since their incorporation.

The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Group designs, develops and markets semiconductor products with multimedia applications, including personal computer (“PC”) camera multimedia processors, mobile phone multimedia processors and security processors. It is also involved in the packaging, testing and reselling of third party image sensors according to the Company’s specifications. Product manufacturing, certain product packaging and testing are outsourced to third party vendors.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and certain comparative figures have been reclassified to conform with current year presentation.

(b)	Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for all years presented.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors.

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

An associate is an entity in which the Group holds between 20% and 50% of the equity interest, or over which the Group has significant influence, but does not control. Investment in an associate is accounted for using the equity method. Equity accounting involves recognizing in the consolidated statement of operations the Group’s share of the profit or loss for the year of the associate.

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

(e)	Risks and uncertainties and concentration of credit risk

The Group’s operating results are significantly dependent on its ability to develop and market products. The Group faces rapid technology development which requires the Group to continually improve the performance, feature and reliability of its products. Inability of the Group to successfully develop and market its products as a result of competition or other factors would have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2006, 2007 and 2008, the top ten customers accounted for approximately 76%, 69% and 71% of total product revenue respectively. The Group cannot assure that these customers will continue to purchase products from them.

The following table summarizes the customers who accounted for more than 10% of the total revenue for the years ended December 31, 2006, 2007 and 2008:

	Years ended December 31
	2006	2007	2008
Customer B	28%	22%	12%
Customer J	11%	9%	6%
Customer R	—	6%	11%
Customer I	5%	4%	11%

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(e)	Risks and uncertainties and concentration of credit risk (cont’d)

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2007 and 2008:

	As of December 31
	2007	2008
Customer I	10%	24%
Customer O	13%	13%
Customer P	29%	8%
Customer Q	12%	4%
Customer R	17%	17%

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

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, time deposits, temporarily restricted cash and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. The Company had $146.3 million in cash and cash equivalents, short-term time deposits and temporarily restricted cash as of December 31, 2008. The Group performs ongoing credit evaluations of its customers’ financial conditions and, generally, requires no collateral or third party guarantee.

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

The Company adopted SFAS No. 157, “Fair value measurement” (“SFAS 157”) on January 1, 2008. SFAS No.157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy. Although the adoption of SFAS 157 did not impact the Group’s financial position, results of operations, or cash flow, SFAS 157 requires additional disclosures to be provided on fair value measurement.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(f)	Fair value of financial instruments (cont’d)

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity

SFAS 157 describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts of the Group’s cash and cash equivalents, time deposits and restricted cash approximate their fair value due to the short maturity of those instruments. Fair values for equity securities classified as available for sale securities are based upon quoted market prices. The carrying amounts of the Group’s receivables, payables and accrued liabilities approximated their fair values as of the balance sheet dates due to their short maturities and the interest rates currently available.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(g)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits placed with banks or other financial institutions, which are repayable on demand and have original maturities of three months or less.

(h)	Short-term time deposits

Short-term time deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months, but less than one year.

(i)	Available-for-sale securities

Available-for-sale securities are recorded at the fair value. Unrealized gains and losses, net of tax, are recorded in accumulated other comprehensive income. Realized gains and losses and decline in value judged to be other-than-temporary, if any, on available-for-sale securities are recorded as gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities respectively under other income/(expense) in the consolidated statements of operations and comprehensive income. The basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by first in first out method.

(j)	Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted-average basis. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

(k)	Property, equipment and software

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(k)	Property, equipment and software (cont’d)

The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income.

(l)	Provision for doubtful accounts

Provisions are made against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any. The Group has recorded $0 as of December 31, 2007 and 2008, for provision for doubtful accounts.

(m)	Impairment of long-lived assets

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

(n)	Revenue recognition

The Group recognizes revenue from the sales of products on a gross basis when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title have occurred, as well as fixed or determinable pricing and probable collectability have been assured.

Volume-based sales rebates on selected products are given to certain customers when the customers have completed a specified cumulative level of sales transactions. The cost of such rebates are accrued in accordance with EITF Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” by reducing the underlying sales transactions that are instrumental to earning the rebates based on the estimated number of customers that will ultimately earn and claim the rebates. The Group did not offer any sales rebates in 2008.

Payments received from customers in advance of shipment are recorded as advances from customers.

(o)	Research and development costs

Research and development costs are charged to expense as incurred.

(p)	Research and development grants

Research and development grants received from PRC government agencies or private enterprises are recognized as deferred grants and offset against the corresponding research and development expenses as and when they are incurred for the research and development projects for which these grants are received.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(q)	Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $678,000, $172,000 and $214,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

(r)	Income taxes

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

The Company adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, or FIN 48, on January 1, 2007. FIN 48 contains a two-step approach to recognize and measure uncertain tax positions accounted for in accordance with FASB No. 109, “Accounting for Income Taxes”. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income.

(s)	Foreign currency translation

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(s)	Foreign currency translation (cont’d)

Those entities that use a different functional currency other than USD are translated into USD using the applicable exchange rates at balance sheet dates for assets and liabilities and average exchange rates are used for the statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as foreign currency translation adjustment in accumulated other comprehensive income/(losses) in the shareholders’ equity.

(t)	Share-based compensation

The Company adopted Statement of Financial Accounting Standards No. 123 (Revised) “Share-based Payment” (“SFAS 123R”) using the modified prospective transition approach from January 1, 2006, prior to which the Company accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations thereof. Pursuant to SFAS 123R, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair values of share option and restricted share on the dates of grant. The Company continues to account for share options that were granted prior to the initial public filing of the Company’s F-1 registration statement with the United States Securities and Exchange Commission (“SEC”) on October 24, 2005 that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of SFAS 123R is computed based on the grant date fair values of those awards. For the options that were repriced during the year ended December 31, 2008, in accordance with SFAS 123R, the Company recognizes additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards. The Company does not receive any tax benefits or deductions from awards exercised.

The Company recognizes share-based compensation using the accelerated method for all share-based awards issued prior to January 1, 2006. The Company has elected to recognize share-based compensation after the date of adoption of SFAS 123R using the straight-line method for all share-based awards issued or modified after January 1, 2006, which results in the recognition of less share-based compensation in the first several years during the vesting period compared to that which would have been recognized had the Company used the accelerated method. Forfeitures were estimated based on historical experience and are periodically reviewed.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(t)	Share-based compensation (cont’d)

Employee share-based compensation expense

Total employee share-based compensation was approximately $2,689,000, $4,597,000 and $6,131,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company recorded $2,527,000, $3,223,000 and $5,083,000 in expense for share options for the years ended December 31, 2006, 2007 and 2008, respectively. For the years ended December 31, 2006, 2007 and 2008, the Company recognized share-based compensation expenses of approximately $162,000, $1,374,000 and $1,048,000 for restricted shares, respectively.

(u)	Employee social security and welfare benefit plans

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

The welfare benefits expenses were approximately $1,856,000, $2,792,000 and $3,484,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

(v)	Profit appropriation

The PRC subsidiaries of the Group are required to make appropriations to statutory reserve funds based on after-tax net income, after recouping prior years’ losses, determined in accordance with PRC GAAP.

Vimicro China is a wholly foreign-owned enterprise established in the PRC. In accordance with the “Law of the People’s Republic of China on Enterprises Operated Exclusively with Foreign Capital”, Vimicro China should set aside at least 10% of its net profit, after recouping prior years’ losses, determined under PRC GAAP to a statutory reserve fund before distributions to investors. The appropriation of the net profit to the statutory reserve fund must be made annually until the accumulated reserve fund exceeds 50% of Vimicro China’s registered capital.

During the years ended December 31, 2006, 2007 and 2008, the PRC subsidiary appropriated approximately $1,295,000, $50,000 and $0 respectively to this statutory reserve fund, which is not available for distribution except in liquidation.

(w)	Segment reporting

The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its business as a single segment.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(x)	Comprehensive income

Comprehensive income is divided into two parts. One is defined as the changes in equity of a business enterprise during a period from transactions and other events or circumstances from non-owner sources, and the other is other comprehensive income. The other comprehensive income includes the unrealized (loss)/gain from available-for-sale securities and foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries. The Company had foreign currency translation adjustment of $9,464,000 and unrealized loss on available-for-sale securities of $29,000 in accumulated other comprehensive income as of December 31, 2008.

(y)	Income/(loss) per share

The Group has computed net income/(loss) per share under two methods, basic and diluted. Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted-average number of ordinary shares outstanding for the period. Diluted net income/(loss) per share is computed by dividing net income/(loss) by the sum of the weighted-average number of ordinary shares outstanding and potential ordinary shares when dilutive.

The following table sets forth the computation of basic and diluted net income/(loss) attributable to ordinary shareholders per share:

	Year ended December 31
	2006	2007	2008
	(in thousands of U.S. dollars except per share data)
Numerator:
Net income/(loss)	9,672	(2,004)	(13,640)

Numerator for basic income/(loss) per share	9,672	(2,004)	(13,640)

Numerator for diluted income/(loss) per share	9,672	(2,004)	(13,640)

Denominator (in thousands of shares):

Weighted-average ordinary shares outstanding	137,593	139,710	140,261

Effect of dilutive share options (including restricted shares)	9,369	—	—

Denominator for diluted income per share	146,962	139,710	140,261

Basic income/(loss) per share	0.07	(0.01)	(0.10)

Diluted income/(loss) per share	0.07	(0.01)	(0.10)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(y)	Income/(loss) per share (cont’d)

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”), basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period.

Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted-average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Potentially dilutive securities that were not included in the calculation of diluted income per share because of their anti-dilutive effects included the Company’s share options of 12,850,200 as of December 31, 2006. There were 24,237,714 and 23,286,387 share options and non-vested restricted shares outstanding as of December 31, 2007 and 2008 respectively that were excluded from the computation of loss per share.

(z)	Operating leases

Rental payments under operating leases are charged to expense based on a straight-line method over the period of the leases.

(aa)	Land use rights

Land use rights include prepayments towards acquisition and land use rights acquired. Land use rights acquired are stated at cost less accumulated amortization and impairment loss. Land use rights are amortized on a straight-line basis over their useful lives.

As of December 31, 2007 and 2008, the Company had one land use right that is amortized over the useful life of 50 years.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(bb)	Recent accounting pronouncements

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events”. SFAS 165 names the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events and modifies the definition of subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements). The statement also requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company does not believe that the application of SFAS 165 will have a significant impact on its consolidated financial position and results of operations.

In May 2008, the FASB issued Statement 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with US GAAP. The adoption of FASB 162 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The statement revises the accounting for changes in a parent’s controlling ownership interest. SFAS 160 is effective for the Company from January 1, 2009. The Company is evaluating the impact of application of SFAS 160 on its consolidated financial position and results of operations.

In December 2007, Statement No. 141 (revised) “Business Combinations” (“SFAS 141R”) was issued by the FASB. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more business and changes the accounting for business combinations. SFAS 141R requires recognition of the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree measured at their fair value at acquisition date, including full amounts of their fair value in step acquisition, those arising from qualified contingencies and contingent consideration. A gain from a bargain purchase is recognized as earnings attributable to the acquirer. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company expects no material impact on its consolidated results of operations and financial position upon adoption of SFAS 141R.

3. SHORT-TERM TIME DEPOSITS

Short-term time deposits consist of deposits of $14,885,000 as of December 31, 2008 with an original maturity of six months and an interest rate of 3.78% per annum.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

4. RESTRICTED CASH

Restricted cash of $73,157,000 represents the bank deposits in the capital registration account of Vimicro Tianjin as of December 31, 2008.

The first capital was deposited in the capital registration account on December 17, 2008 and the capital verification process was completed in February 2009. Under PRC’s capital registration regulation, any withdrawal from the capital registration account is prohibited during the capital verification period. Accordingly, the total capital injection of $73,157,000 was recorded as restricted cash in current assets as of December 31, 2008.

Upon the completion of capital registration in February 2009, the restricted cash was reclassified to cash and cash equivalents.

5. AVAILABLE-FOR-SALE SECURITIES

In November and December 2008, the Company purchased marketable equity securities with a total consideration of $760,000 in cash. The aggregate fair value based on quoted market prices of the available-for-sale securities was $731,000 as at December 31, 2008. For the year ended December 31, 2008, the Company recorded unrealized loss of $29,000 on its available-for-sale securities in other comprehensive loss.

6. INVENTORIES

	As of December 31
	2007	2008
	(in thousands)
Finished goods	9,243	8,259
Work in process	4,200	5,171

	13,443	13,430

Work in process was written down to net realizable values by approximately $1,893,000 and $1,508,000 as of December 31, 2007 and 2008, respectively. Finished goods were written down to net realizable values by approximately $1,923,000 and $3,845,000 as of December 31, 2007 and 2008, respectively.

7. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2007	2008
	(in thousands)
Receivable from employees	60	73
Hong Kong withholding tax refundable (Note 15(a))	978	984
Prepayments to suppliers and other third parties	1,221	1,003
Other receivables	639	371

	2,898	2,431

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

8. INVESTMENT IN AN ASSOCIATE

	As of December 31
	2007	2008
	(in thousands)
Cost	266	278
Share of loss of an associate	(109)	(110)

	157	168

As of December 31, 2008, the details of an investment in an associate were as follows:

Name	Place and date of incorporation	Percentage of equity interest held	Fully paid and registered capital*	Principal activities
Shenzhen Haoxing Information Technology Corporation (“HIT”)	The PRC, June 10, 2002	50.0%	$483,000	Design and sales of consumer electronic products

*	This amount was translated from Renminbi at the then historical rate.

9. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2007	2008
	(in thousands)
Cost:
Equipment and office furniture	7,151	8,297
Leasehold improvements	1,551	1,638
Mask and tooling	3,402	5,231
Motor vehicles	1,015	1,090
Software	1,318	1,576
Construction in progress	220	645

	14,657	18,477
Less: accumulated depreciation	(6,408)	(9,741)

	8,249	8,736

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were approximately $2,789,000, $3,378,000 and $3,283,000 respectively.

10. LAND USE RIGHTS

	As of December 31
	2007	2008
	(in thousands)
Cost:
Land use rights acquired	942	1,007
Prepayment for land use rights acquisition	4,006	6,388

	4,948	7,395
Less: accumulated amortization	(9)	(30)

	4,939	7,365

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

10. LAND USE RIGHTS (CONT’D)

Amortization expenses for the years ended December 31, 2006, 2007 and 2008 were $0, $9,000 and $21,000, respectively.

Estimated amortization expense of the land use right acquired as of December 31, 2008 for each of next five years is as follows:

$
For the years ending December 31,	(in thousands)
2009	21
2010	21
2011	21
2012	21
2013	21

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2007	2008
	(in thousands)
Accrued salary and welfare expenses	1,570	1,797
Accrued professional fees	892	845
Payables to IP suppliers	153	1,169
Other payables	747	688
Other accrued expenses	148	371

	3,510	4,870

12. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company’s Amended and Restated Memorandum and Articles of Association authorized the Company to issue 500,000,000 shares with a nominal or par value of $0.0001 each.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

12. SHAREHOLDERS’ EQUITY(CONT’D)

In October 2005, certain share option holders exercised their options totaling 14,241,437 shares, among which 2,715,000 options were not vested. These early exercised shares had the following features:

(a)	The Company’s right to purchase

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

(b)	Restriction on transfer

The optionee shall not transfer the shares acquired through early exercise of the unvested options during the vesting period.

Early exercised Ordinary Shares are excluded from basic EPS until the shares are vested and the Company’s right to repurchase these shares has lapsed. From the date of exercise to December 31, 2005, 745,000 shares out of 2,715,000 restricted Ordinary Shares became vested and treated as Ordinary Shares. During the years ended December 31, 2006, 2007 and 2008, 1,320,000, 280,000 and 80,000 shares became vested and treated as Ordinary Shares, respectively. 40,000 early exercised Ordinary Shares were non-vested as of December 31, 2008.

Share repurchase program

On October 12, 2008, the Company announced a share repurchase program authorized by the Board of Directors with total share repurchase amounts up to $25,000,000.

Treasury stock

Pursuant to a share repurchase plan approved by the Board of Directors, the Company repurchased 856,600 ADSs in October and November 2008, representing 3,426,400 ordinary shares, with a total consideration of $1,650,000 at prices from $1.54 to $2.33 per ADS including brokerage commissions. The shares repurchased by the Company were accounted for at cost and there was no reissuance of the shares as of December 31, 2008.

13. SHARE-BASED COMPENSATION

The Company has three share option plans to honor the contributions of employees and non-employee consultants. The first plan is a discretionary share option plan adopted in March 2004 concurrent with the reorganization of the Company in 2004. The second share option plan was adopted in March 2004 (the “2004 Plan”). The third plan was later adopted in November 2005 (the “2005 Plan”) to replace the 2004 Plan. Details of each plan and the respective share-based compensation are as follows:

No income tax benefit was recognized in the statements of operations and comprehensive income for share-based compensation arrangements for the years ended December 31, 2006, 2007 and 2008 as no tax deduction was claimed.

The Company expects to issue new ordinary shares to satisfy share option exercises.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13. SHARE-BASED COMPENSATION(CONT’D)

Discretionary share option plan:

Employee options:

Concurrent with the reorganization of the Company in 2004, the Company’s shareholders approved the grant of share options to certain employees to honor the Company’s promises to issue share options upon the formalization of the share capital and option structures of the Company.

The Company did not record any employee share-based compensation prior to 2004 because the shareholders had not approved the grant of share options and Company’s legal capital structure as well as the legal environment in which the Company operated did not allow the employees to exercise the promised options.

In March 2004, the shareholders of the Company passed a resolution to grant a total of 17,574,448 discretionary share options to employees of Vimicro China at an exercise price ranging from $0.01 to $0.60 each, a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 6,690,898 of these discretionary share options were immediately vested to honor the previous promised provisionally issuable share options, with the remaining 10,883,550 options to be vested over a period of 1 to 5 years for future services. The fair value of the Company’s ordinary shares as of March 2004 was $1.14 per share. The intrinsic value ranging from $0.54 to $1.13 per share has been used to measure the compensation expenses. After the adoption of SFAS 123R, the Company recognized compensation expenses of approximately $199,000, $70,000 and $207,000 respectively for the years ended December 31, 2006, 2007 and 2008.

Non-employee options:

In March 2004, the shareholders of the Company passed a resolution to grant a total of 2,323,500 discretionary share options to non-employee consultants at an exercise price ranging from $0.01 to $0.60 each, a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 2,050,500 of these discretionary share options were immediately vested to honour the previous provisionally issued share options due to non-employee consultants for services previously rendered, with the remaining 273,000 options to be vested over a period ranging from 1 to 4 years for future services. The Company recorded consultancy fees with respect to research and development activities of approximately $155,000, $7,000 and $5,000 for the years ended December 31, 2006, 2007 and 2008 respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13. SHARE-BASED COMPENSATION(CONT’D)

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

The 2004 Plan was terminated in November 2005, and the remaining options available for grant were transferred to the 2005 Share Incentive Plan.

Employee options:

Under the 2004 Plan, the Company granted share options to employees as summarized below:

Grant year	Number of shares	Exercise price range
2004	7,305,400	1.60
2005	2,701,200	1.80-3.00

Prior to the adoption of SFAS 123R, the Company did not recognize compensation expenses in connection with these options granted because the exercise price of these options was greater than the estimated fair value of the underlying Ordinary Shares as of each grant date. After the adoption of SFAS 123R, the Company recognized compensation expenses of approximately $449,000, $77,000 and $150,000 for the years ended December 31, 2006, 2007 and 2008, related to the 980,400 options granted on October 28, 2005 which were valued using the fair-value method. For the other options measured using the minimum value method, following the transition provision of SFAS 123R, the Company continued to account for the portion of awards outstanding using APB 25, which was the accounting principle originally applied.

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted share options to non-employees as summarized below:

Grant year	Number of shares	Exercise price range
2004	286,800	1.60
2005	378,000	1.80-2.50

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13. SHARE-BASED COMPENSATION(CONT’D)

The Company estimated that the fair values of the consultancy services provided approximate the estimated fair values of the share options granted to the consultants. The Company recorded consultancy fee expense with respect to research and development activities of approximately $294,000, $62,000 and $17,000 for the years ended December 31, 2006, 2007 and 2008 respectively.

2005 Share Incentive Plan:

Employee options:

In November 2005, the shareholders of the Company passed a resolution to adopt a 2005 Share Incentive Plan (the “2005 Plan”) to replace the 2004 Plan that provides for the granting of share options to employees and non-employee consultants of the Company. All 3,065,505 share options which were not issued under the 2004 Plan were transferred to the 2005 Plan. Subsequently, another 10,000,000 shares were authorized for future grant. Option grants thereafter shall be made under the 2005 Plan and no new options shall be granted under the 2004 Plan. The Company has reserved 13,065,505 Ordinary Shares for grant under the 2005 Plan. On December 14, 2006 and December 11, 2008, another 8,000,000 and 10,000,000 shares were authorized for future grant, respectively.

Options granted under the 2005 Plan have vesting periods of 5 years or 3 years.

- For options with 5 years vesting period, the vesting schedule is as follows:

•	20% of the share options will vest 1 year after the grant date, and subsequently,

•	10% of the share options shall vest semi-annually over the next 4 years.

- For options with 3 years vesting period,  1/3 of the share options will vest 1 year after the grant date and  1/6 shall vest semi-annually over the next 2 years.

Each granted option has a term of 10 years from the date of grant. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

Under the 2005 Plan, the Company granted share options to employees as summarized below:

Grant year	Number of shares	Exercise price range
2005	313,200	2.27
2006	11,794,200	2.48-4.55
2007	3,577,800	0.97-2.54
2008	663,400	0.68-0.94

The Company recognized $1,879,000, $3,076,000 and $3,734,000 in share-based compensation expense, representing the grant date fair value of these options for the years ended December 31, 2006, 2007 and 2008 respectively.

There were no capitalized share-based compensation expenses for the years ended December 31, 2006, 2007 and 2008.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13. SHARE-BASED COMPENSATION(CONT’D)

Restricted shares - employees:

Under the 2005 Plan, the Company granted a total of 3,020,600 restricted shares as of December 31, 2008 to employees with vesting period within 5 years.

The Company recognized $162,000, $1,374,000, and $1,048,000 in share-based compensation expense for the years ended December 31, 2006, 2007 and 2008 respectively.

Non-employee options:

Under the 2005 Plan, as of December 31, 2008, for services provided by non-employee consultants, the Company granted share options to non-employees as summarized below:

Grant year	Number of shares	Exercise price range
2006	1,111,500	1.60-4.55
2007	23,000	1.11-2.54
2008	—	—

The Company estimated that the fair values of the consultancy services provided approximate the estimated fair values of the share options granted to the consultants. The Company recorded consultancy fee expense with respect to research and development activities of approximately $277,000, $191,000 and $72,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

Restricted shares - Non-employees:

Under the 2005 Plan, the Company granted 200,000 restricted shares with a vesting period of 3 years, 20,000 restricted shares with a vesting period of 1 year to non-employees. The vesting schedule is that 1/36 of the restricted shares will vest each month and 100% vested in one year after the grant date, respectively.

The Company recognized $73,000, $90,000 and $51,000 in expense for the years ended December 31, 2006, 2007 and 2008, respectively.

Option repricing under the 2004 Plan and 2005 Plan:

On March 27, 2008, the Company repriced 10,072,100 outstanding options that it had previously granted to 13 employees in senior management under the 2004 Plan and 2005 Plan with original exercise prices ranging from $1.25 to $4.55 per share. The repriced exercise price, based on the closing price on March 27, 2008, was $0.70 per share. The Company believed that the repriced options would provide better incentives to senior management.

The Company recognized the re-pricing related share-based compensation expense of $992,000 for the year ended December 31, 2008.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13. SHARE-BASED COMPENSATION(CONT’D)

Summary of all share options granted (including both employees and non-employees) as of December 31, 2008 is presented below:

Share options	Number of options	Weighted- average exercise price
Outstanding at December 31, 2007	23,254,904	1.85
Options granted	663,400	0.78
Options exercised	(192,100)	0.13
Options forfeited/cancelled	(1,842,761)	1.76

Outstanding at December 31, 2008	21,883,443	1.12

Vested and expected to vest at December 31, 2008	19,470,561	1.08

Total intrinsic value of options exercised for the years ended December 31, 2006, 2007 and 2008 was $2,601,000, $103,000 and $108,000, respectively.

The aggregate intrinsic value and weighted-average remaining contractual life for share options vested and expected to vest at December 31, 2008 was $1,026,000 and 6.74 years, respectively.

The weighted-average grant date fair value of options granted for each of the years ended December 31, 2006, 2007 and 2008 was $1.96, $0.96 and $0.50, respectively.

As of December 31, 2008, there was $7,290,000 of unrecognized share-based compensation expense related to share options, of which $67,000 is under the accelerated method according to the SFAS123 and $7,223,000 is under the straight-line method according to SFAS123R. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 1.17 and 2.67 years under the accelerated and straight-line method, respectively. To the extent the actual forfeiture rate is different from the original estimate, actual share based compensation related to these awards may be different from the expectation.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13. SHARE-BASED COMPENSATION(CONT’D)

Summary of restricted shares granted (including both employees and non-employees) as of December 31, 2008 is presented below:

Restricted Shares	Number of restricted shares	Weighted average grant date fair value
Non-vested at December 31, 2007	982,810	2.21
Granted	1,436,000	0.69
Vested	(731,067)	1.87
Forfeited/cancelled	(284,799)	1.49

Non-vested at December 31, 2008	1,402,944	0.98

As of December 31, 2008, there was $530,000 of unrecognized share-based compensation expense related to restricted shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 1.53 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

The total fair value of restricted shares vested during the years ended December 31, 2006, 2007 and 2008 was $63,000, $559,000, and $571,000, respectively.

The effects of the adoption of SFAS 123R on the consolidated statements of operations and comprehensive income for the year ended December 31, 2006 are summarized as follows (in thousands, except per share data):

Year Ended December 31, 2006
Decrease in net income from continuing operations	2,108
Decrease in income before income tax expense	2,108
Decrease in net income	2,108
Decrease in basic net income per share	0.02
Decrease in diluted net income per share	0.01

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13. SHARE-BASED COMPENSATION (CONT’D)

The following table summarizes information with respect to options outstanding as of December 31, 2008:

	Options outstanding				Options exercisable
Range of exercise price	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Intrinsic value as of Dec.31, 2008	Number of options exercisable	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Intrinsic value as of Dec.31, 2008
0.01-0.32	2,477,500	5.18	0.13	1,024,781	2,447,500	5.18	0.13	1,011,956
0.42-0.61	1,351,700	5.21	0.60	1,656	1,208,700	5.21	0.60	1,656
0.68-0.97	10,452,268	7.18	0.71	—	4,890,788	6.68	0.70	—
1.10-1.39	1,174,800	8.48	1.25	—	296,880	8.41	1.26	—
1.47-1.60	2,527,025	6.64	1.60	—	2,024,857	6.45	1.60	—
1.73-2.10	718,650	6.98	1.90	—	410,670	6.63	1.95	—
2.27-2.59	1,543,100	7.39	2.48	—	741,520	7.28	2.47	—
2.75-2.82	880,400	7.26	2.80	—	436,160	7.25	2.80	—
3.00-3.37	435,500	7.13	3.10	—	236,300	7.02	3.09	—
4.22-4.55	322,500	7.31	4.41	—	161,250	7.31	4.41	—

	21,883,443	6.85	1.12	1,026,437	12,854,625	6.32	1.04	1,013,612

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13. SHARE-BASED COMPENSATION (CONT’D)

The estimated grant date fair values of each option outstanding for employees and non-employees range from $0 to $3.36 and $0.64 to $4.41, respectively, based on the market price of the underlying Ordinary Shares, the exercise prices of the options, and the following assumptions input into the Black-Scholes option-pricing model.

Employee:

The assumptions below are for options with 5 years vesting period after grant date.

	2006	2007	2008
Risk-free interest rates (%) (1)	4.55-5.05	3.83-5.10	2.71-3.81
Expected life (2)	6.4 years	6.4 years	6.4 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	65	65	65

The assumptions below are for options with 3 years vesting period after grant date.

2007
Risk-free interest rates (%) (1)	4.97
Expected life (2)	3.9 years
Expected dividend yield (%) (3)	—
Expected volatility (%) (4)	65

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 or 7 years which is approximately consistent with the expected life of the awards.
(2)	The Company uses the simplified method specified in SAB 107 to calculate the expected life of share options for employees.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)	The Company estimated volatility based on the average volatilities of comparable public companies prior to 2007. In 2007 and 2008, the Company estimated volatility based on the historical volatilities of the Company and comparable public companies.

Non-employee:

	2006	2007	2008
Risk-free interest rates (%) (1)	4.60-5.10	4.19-4.78	1.55-3.34
Expected life (2)	5 years	5 years	5 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	65	65	65

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 years consistent with the expected life of the awards.
(2)	The Company uses the vesting term 5 years as the expected life of share options for non-employees.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)	The Company estimated volatility based on the average volatilities of comparable public companies prior to 2007. In 2007 and 2008, the Company estimated volatility based on the historical volatilities of the Company and comparable public companies.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

14. RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2006	2007	2008
	(in thousands)
Research and development	20,584	23,888	26,089
Less: Grants	(3,264)	(3,849)	(1,504)

Research and development, net	17,320	20,039	24,585

There is no assurance that the Company will continue to receive such grants.

15. TAXATION

(a)	Income taxes

Income taxes of the Group are as follows:

	Years ended December 31
	2006	2007	2008
	(in thousands)
Current income tax benefit/(expense)	2,046	(5)	(1)
Deferred income tax (expense)/benefit	(2,576)	104	(304)

Income tax (expense)/ benefit	(530)	99	(305)

The components of income/(loss) before income taxes are as follows:

	Years ended December 31
	2006	2007	2008
	(in thousands)
Income/(loss) arising from China operations	13,132	895	(5,731)
(Loss) arising from non-China operations	(2,899)	(2,999)	(7,603)
- U.S.	347	52	31
- Hong Kong	(1,858)	(251)	(1,298)
- Cayman	(1,388)	(2,800)	(6,336)

Income/(loss) before taxes and loss of an associate	10,233	(2,104)	(13,334)

Income tax (expense)/ benefit relating to
China operations	(598)	101	(300)
Income tax benefit/(expense) relating to non-China operations	68	(2)	(5)
- U.S.	(133)	(2)	(5)
- Hong Kong	201	—	—

	(530)	99	(305)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. TAXATION (CONT’D)

(a)	Income taxes (cont’d)

As of and for the year ended December 31, 2008, no unrecognized tax benefits or interests and penalties have been recognized.

The Company’s tax years from 2002 through 2008, are still open for examination in various tax jurisdictions. The Company does not anticipate any significant change within 12 months of this report date of its uncertain tax positions.

As at December 31, 2008, the Group has tax losses from its subsidiaries in China totalling approximately $11,016,000, of which $270,000 and $10,746,000 will expire in 2012 and 2013, respectively. The full amount of the corresponding deferred tax benefit of $1,703,000 was not recognized.

The People’s Republic of China:

On March 8, 2004, Vimicro China was approved as a “Foreign Investment Advanced Technology Enterprise” by the Ministry of Commerce of the People’s Republic of China, and is entitled to a preferential tax rate at 10% for 3 years from 2006 to 2008. In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law (“New EIT Law”), which became effective as of January 1, 2008. The above preferential treatment discontinued to be effective under the New EIT Law, thus the 10% income tax rate is not applicable to 2008.

Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25% and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the previously effective PRC EIT Law for Foreign Investment Enterprises and Foreign Enterprises tax laws, administrative regulations and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprise” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and its competent authorities through early 2009. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rate treatments granted to PRC entities that previously qualified for “high and new technology enterprise” will not automatically be applicable under the new tax regime unless they qualify as a “high and new technology enterprise” pursuant to the New EIT Law, its Implementation Rules and relevant working guidance promulgated by the government authorities. Vimicro China obtained the certificate as a “high and new technology enterprise” which is subject to examination every three years and is entitled to a preferential tax rate of 15% for 2008.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. TAXATION (CONT’D)

(a)	Income taxes (cont’d)

The People’s Republic of China (cont’d):

Under the New EIT Law, an enterprise established outside of the PRC with effective management located in the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its worldwide income. The Implementation Regulations of the New EIT Law further defines effective management as substantial and overall management and control over production and business operations, personnel, accounting and properties of an enterprise. If the PRC tax authorities subsequently determine that any of the entities in the Group registered outside PRC should be deemed a resident enterprise, they will be subject to PRC income tax on their worldwide income.

Furthermore, under the New EIT Law, dividends payable by a foreign investment enterprise to its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, unless such foreign investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax. The subsequent circular issued in January 2008 stipulates that no income tax will be withheld on the distribution of earnings of foreign invested enterprises where the relevant earnings were generated prior to January 1, 2008 with dividends distribution declared in 2008 and beyond. However, the income tax withholding rate will be 10% or the lower treaty rate on earnings generated after December 31, 2007.

Vimicro China, as an advanced technology enterprise, is entitled to an extra 50% deduction on qualified R&D expenditure.

The composition of income tax expense relating to China operations is as follows:

	Years ended December 31
	2006	2007	2008
	(in thousands)
Current income tax benefit	2,178	—	—
Deferred income tax (expense)/benefit	(2,776)	101	(300)

Income tax (expense)/ benefit	(598)	101	(300)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. TAXATION (CONT’D)

(a)	Income taxes (cont’d)

The People’s Republic of China (cont’d):

The following table sets forth the reconciliation between the statutory EIT rate and the effective tax rate for the Company’s China operations:

	Years ended December 31
	2006	2007	2008
Statutory tax rate	33%	33%	25%
Effect of preferential tax treatment	(23)%	(25)%	(19)%
Additional R&D deduction	(5)%	(3)%	31%
Other permanent differences	—	3%	(8)%
Change in tax rate	—	(29)%	(2)%
Change in valuation allowance	—	10%	(32)%

Effective income tax rate	5%	(11)%	(5)%

The following table sets forth the effects of the tax holidays granted to the entities of the Company for the periods presented:

	Years ended December 31
	2006	2007	2008
	(in thousands, except per share amount)
Tax holiday effect	3,020	—	—

Basic net income per share effect	0.02	—	—

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Viewtel had income tax expenses of approximately $132,650 , $2,000 and $5,000 in 2006, 2007 and 2008, respectively.

Hong Kong

Vimicro Hong Kong, the Hong Kong subsidiary, has filed Hong Kong profits tax returns for the years of 2003/04 to 2005/06.

Under the current tax laws of Hong Kong, an entity established outside of Hong Kong is subject to a 5.25% withholding tax on royalty income received from an entity established in Hong Kong, regardless of whether the two entities are under common control by the same holding company. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Accordingly, Vimicro China is subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. TAXATION (CONT’D)

(a)	Income taxes (cont’d)

Hong Kong (cont’d)

prior to Vimicro Hong Kong’s offshore claim in 2006, which Vimicro Hong Kong withheld and paid over to the tax authorities in Hong Kong on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of withholding tax paid on royalty income to the Hong Kong tax authority can be treated as a foreign tax credit by Vimicro China. Thus, it can be used to offset the tax payable on the same source of income for PRC tax purpose.

Vimicro Hong Kong filed for offshore status with the HK tax authorities in 2006. The Company assessed and concluded it is more likely than not that Vimicro Hong Kong would satisfy the requirements of obtaining offshore status and would not be subject to Hong Kong profit tax and withholding tax on royalty income. Accordingly, Vimicro Hong Kong recorded a withholding tax refundable of approximately $982,000 as of December 31, 2006. In addition, Vimicro Hong Kong reversed all tax account balances related to the onshore filing positions and recognized a tax benefit of $201,000 for the year ended December 31, 2006, as a result of changing its filing position. The offshore position claim of Vimicro Hong Kong is subject to Hong Kong tax authorities’ approval as of December 31, 2008.

(b)	Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of year end are as follows:

	As of December 31
	2007	2008
	(in thousands)
Deferred tax assets
Provision for doubtful accounts and slow-moving inventories	6	4
Operating loss carry forwards	67	1,703
Other accruals	277	271

Total deferred tax assets	350	1,978
Valuation allowance	(67)	(1,976)

Net deferred tax assets	283	2
Less: Current portion of deferred tax assets	(283)	(2)

Deferred tax assets, non-current	—	—

Deferred tax liabilities
Differences in tax basis for property equipment and software	26	31

Total deferred tax liabilities, non-current	26	31

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. TAXATION (CONT’D)

(b)	Deferred tax (cont’d)

During the year-ended December 31, 2008, the Company recorded a valuation allowance for its China deferred tax assets, reflecting management’s assessment the realizability of such deferred tax assets is less than more likely than not. The change in the valuation allowance reported during 2008 includes the impact of a change in judgment regarding the realizability of $281,000 of China deferred tax assets recorded as of December 31, 2007. The change in judgment resulted from the Company’s pre-tax losses incurred in 2008. There were no adjustments of the beginning-of-the-year balances of valuation allowances for the years ended December 31, 2006 and 2007 because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax assets in future years.

PRC

Subject to the approval of the relevant tax authorities, Vimicro China had deferred tax assets consisting of deductible temporary differences totalling approximately $281,000 and $0 as at December 31, 2007 and 2008, respectively.

Subject to the approval of the relevant tax authorities, the Company’s PRC subsidiaries had losses carried forward of approximately $270,000 and $11,016,000 with related deferred tax benefit of $67,000 and $1,703,000 as of December 31, 2007 and 2008, respectively. As of December 31, 2007 and 2008, full valuation allowance of $67,000 and $1,703,000 was provided on the losses carried forward respectively as it is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration.

USA

Viewtel had no material deferred tax assets and liabilities as of December 31, 2007 and 2008.

Hong Kong

As Vimicro Hong Kong filed for offshore status for Hong Kong profit tax purpose in 2006, all deferred tax assets and liabilities previously recognized under the onshore position have been reversed as of December 31, 2006.

(c)	PRC Value Added Tax (“VAT”)

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

(d)	PRC Business Tax (“BT”)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16. SEGMENT REPORTING

The Group operates in a single business segment. The following table summarizes information regarding the distribution of revenue and long-lived assets by geographic region:

	Years Ended December 31
	2006	2007	2008
	(in thousands)
Revenue distribution
Mainland China	5,528	2,423	1,622
Hong Kong	121,036	90,330	84,875

	126,564	92,753	86,497

		As of December 31
		2007	2008
		(in thousands)
Long-lived Assets
Mainland China	11,150		13,617
Hong Kong	2,829		3,321
U.S.A	331		278

	14,310		17,216

The following table summarizes the Group’s revenues for each product class for the years ended December 31, 2006, 2007 and 2008 respectively:

	Years Ended December 31
	2006	2007	2008
	(in thousands)
PC camera multimedia products	46,917	38,869	36,334
Image sensors	41,019	19,422	17,166
Mobile phone multimedia processors	30,277	24,003	20,284
Other products	8,351	10,459	12,713

	126,564	92,753	86,497

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17. COMMITMENTS

(a)	Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates relating to office facilities, corporate apartments and software for research and development. Future minimum lease payments for non-cancelable operating leases as of December 31, 2008 are as follows:

(in thousands)
Payable in:
2009	2,978
2010	1,868
2011	72

4,918

Total rental expense amounted to approximately $1,221,000, $1,967,000 and $2,538,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

(b)	Purchase commitments

As of December 31, 2008, the Group had commitments to purchase products from suppliers and fixed assets that had not been recognized in the financial statements amounting to approximately $2,410,000 and $222,000 payable within one year, respectively.

(c)	Capital commitments

In December 2006, Vimicro China entered into an agreement with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. to acquire the land use right for approximately 25,000 square meters of land (including a construction site area of approximately 5,000 square meters) in Haidian District, Beijing. The land will be the site of a new building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use rights and the construction of the new building is estimated to be approximately RMB299 million ($43.7 million) as of December 31, 2008. The proposed project, including the gross land area and construction site area, is subject to governmental approval. Should the governmental authorities request Vimicro China to modify the project, the land and construction site areas, as well as the total cost for the project, may change.

In November 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd., pursuant to which, in consideration of approximately RMB 41.8 million ($6.1 million), Vimicro Shanghai would acquire the land use right for approximately 20,900 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. Vimicro Shanghai has paid a land premium of RMB 29.3 million ($4.3 million) in 2007. The land will be the site of a new building, which will become Vimicro Shanghai’s office building and accommodate a research and development center.

In December 2007, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industry Base (“Xuzhuang Committee”) and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17. COMMITMENTS (CONT’D)

(c)	Capital commitments (cont’d)

(Group) Co., Ltd (“Xuanwu SAMC”). Under the agreement, Vimicro Jiangsu would acquire the land use right for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park in consideration of RMB 39.6 million ($5.8 million). A land premium of RMB 14.4 million ($2.1 million) was paid in January 2008. The land will be the site of a new building, which will become Vimicro Jiangsu’s office building and accommodate a research and development center.

18. SUBSEQUENT EVENTS

(a) On June 22, 2009, Vimicro China entered into an investment agreement with three technical experts to form a new company with focus on digital signal processor based surveillance business. Vimicro China will contribute RMB12.5 million ($1.8 million) for a 62.5% equity interest in the new company. The three technical experts will contribute the remaining RMB 7.5 million ($1.1 million) for a 37.5% equity interest in the new company.

(b) On June 18, 2009, Vimicro Jiangsu entered into a supplementary agreement, pursuant to which the size of the plot stipulated in the original agreement was reduced to approximately 68,224 square meters from 80,000 square meters, and the payment for the transfer was reduced to RMB33.8 million ($4.9 million). The last installment of the transfer cost of RMB 9.2 million ($1.3 million) may be offset by the taxes Vimciro Jiangsu pays to Xuanwu District according to a pre-set, seven-year schedule or offset by any local government subsidies to Vimicro Jiangsu. On May 18, 2009, Vimicro Tianjin entered into a transfer agreement for land use right with Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB13.8 million ($2.0 million), Vimicro Tianjin acquired land use right for approximately 34,418 square meters of land in Tianjin Economic Technology Development Area. The land will be the site of Vimicro Tianjin’s office building and production facilities.

(c) Approved by the Board of Directors, the Company granted 4,913,702, 2,456,851 and 2,456,851 ordinary shares on June 30, 2009 at the consideration of par value per share to CEO, COO and CTO, respectively. The ordinary shares are subject to the four year transfer lock up restrictions with the release of 25% on each anniversary of the shares grant date.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

19. RESTRICTED NET ASSETS

As of December 31, 2007 and 2008, the restricted net assets held by the Group’s consolidated PRC subsidiaries exceeded 25% of the Group’s consolidated net assets.

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2007 and 2008.

Regulations in the PRC permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2007 and 2008, the balance of the Company’s PRC subsidiaries’ statutory reserves amounted to approximately $2,782,000 and $2,782,000, respectively.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The Company has approximately $68,814,000 and $111,970,000 of cash and bank deposits in the PRC as of December 31, 2007 and 2008, respectively, of which approximately $64,327,000 and $104,685,000 are denominated in RMB as of December 31, 2007 and 2008 respectively. The Company’s PRC subsidiaries had restricted cash of $73,157,000 as of December 31, 2008 which was denominated in RMB.

In addition, the registered capital of the Company’s PRC subsidiaries are also restricted.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

19. RESTRICTED NET ASSETS (CONT’D)

The Company had restricted net assets of approximately $41,623,000 and $81,747,000 as of December 31, 2007 and 2008, respectively.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	December 31
	2007	2008
Assets

Current assets:
Cash and cash equivalents	30,268	25,199
Available-for-sale securities	—	731
Amounts due from subsidiaries	53,311	44,957
Prepayments and other current assets, net	245	204
Total current assets	83,824	71,091

Investment in subsidiaries	57,664	65,456

Total assets	141,488	136,547

Liabilities and Shareholders’ Equity

Current liabilities:
Accrued expenses and other current liabilities	286	304

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 140,301,378 and 137,778,145 shares issued and outstanding as of December 31, 2007 and December 31, 2008, respectively	14	14
Additional paid-in capital	136,418	142,681
Treasury stock	—	(1,650)
Accumulated other comprehensive income	5,367	9,435
Accumulated deficit	(3,379)	(17,019)
Statutory reserve	2,782	2,782

Total shareholders’ equity	141,202	136,243

Total liabilities and shareholders’ equity	141,488	136,547

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

19. RESTRICTED NET ASSETS (CONT’D)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONT’D)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of U.S. dollars)

	For the year ended December 31
	2006	2007	2008
Operating expenses:
Research and development, net	(2,267)	(2,240)	(2,612)
Selling and marketing	(436)	(654)	(852)
General and administrative	(2,558)	(2,829)	(3,872)

Loss from operations	(5,261)	(5,723)	(7,336)

Other income:
Interest income	3,873	2,623	700
Others, net	—	300	300

Loss before share of net profits / (loss) of subsidiaries	(1,388)	(2,800)	(6,336)

Share of net profits / (loss) of subsidiaries, net of taxes	11,060	796	(7,304)

Net income / (loss)	9,672	(2,004)	(13,640)

Income / (loss) attributed to ordinary shareholders	9,672	(2,004)	(13,640)

Other comprehensive income / (loss):

Foreign currency translation adjustment	1,391	3,380	4,097
Unrealized loss on available-for-sale securities	—	—	(29)

Comprehensive income / (loss)	11,063	1,376	(9,572)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

19. RESTRICTED NET ASSETS (CONT’D)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONT’D)

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2006	2007	2008
Cash flows from operating activities:
Net income/(loss)	9,672	(2,004)	(13,640)
Adjustments to reconcile net income/(loss) to net cash (used in)/ provided by operating activities:
Share of net (profits)/loss of subsidiaries	(11,060)	(796)	7,304
Share-based compensation expense – employees	2,689	4,597	6,131
Research and development consulting fee	799	350	145
Changes in assets and liabilities:
Amounts due from subsidiaries	(12,211)	(43,424)	8,354
Prepayments and other current assets	8	22	40
Accrued expenses and other current liabilities	140	95	20

Net cash (used in)/ provided by operating activities	(9,963)	(41,160)	8,354

Cash flows from investing activities:
Purchase of available-for-sale securities	—	—	(760)
Capital contribution in subsidiaries	—	(9,000)	(11,000)

Net cash used in investing activities	—	(9,000)	(11,760)

Cash flows from financing activities:
Payment for repurchasing of exercised share options	(30)	(31)	—
Refund of payment for share option	—	—	(38)
Repurchase of shares	—	—	(1,650)
Proceeds from exercise of share options	1,171	53	25

Net cash provided by/(used in) financing activities	1,141	22	(1,663)

Net decrease in cash and cash equivalents	(8,822)	(50,138)	(5,069)

Cash and cash equivalents at beginning of year	89,228	80,406	30,268

Cash and cash equivalents at end of year	80,406	30,268	25,199