Form 20-F
period 2009-12-31
Vimicro International CORP
filed 2010-05-12
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

As of December 31, 2009, 147,643,168 ordinary shares were outstanding.

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

☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

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

Unless otherwise indicated, “we,” “us,” “our company,” “our,” and “Vimicro” refer to Vimicro International Corporation, its predecessor entities and subsidiaries. Unless otherwise indicated, references in this annual report on Form 20-F to,

•	“Vimicro China” are to Vimicro Corporation, our wholly owned subsidiary in China;

•	“Vimicro Shenzhen” are to Vimicro Technology Corporation, our wholly owned subsidiary in Shenzhen, China;

•	“Vimicro Hong Kong” are to Vimicro Electronics International Limited, Vimicro China’s wholly owned subsidiary in Hong Kong;

•	“Vimicro Shanghai” are to Vimicro High-Tech Corporation, our wholly owned subsidiary in Shanghai, China;

•	“Vimicro Beijing” are to Vimicro Electronic Technology Corporation, Vimicro China’s wholly owned subsidiary in Beijing, China;

•	“Vimicro Jiangsu” are to Jiangsu Vimicro Electronics Corporation, a wholly owned subsidiary of Vimicro Beijing;

•	“Vimicro Tianjin” are to Vimicro Electronics Corporation, a company incorporated in Tianjin, China, in which Vimicro China holds a 49.99% equity interest;

•	“Vimicro Wuxi” are to Wuxi Vimicro Corporation, our wholly owned subsidiary in Wuxi, China;

•	“Visiondigi” are to Shanghai Visiondigi Technology Co. Ltd., a newly formed entity in Shanghai, China, in which Vimicro China holds a 61.5% equity interest as of December 31, 2009; and

•	“Vimicro Sky-Vision” are to Vimicro Sky-Vision Technology Corporation, a company incorporated in Beijing, China, as our variable interest entity, or VIE.

In addition, references in this annual report on Form 20-F to,

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” are to our ordinary shares, par value $0.0001 per share;

•	“RMB” are to the legal currency of China; and

•	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, and as of December 31, 2008 and 2009.

We and certain shareholders of our company completed the initial public offering of 8,697,063 ADSs, each representing four of our ordinary shares on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.”

GLOSSARY OF TECHNICAL TERMS

3G	third generation wireless networks.

AAC	Advanced Audio Coding, a standardized lossy compression and encoding scheme for digital audio.

AAC plus	High-Efficiency Advanced Audio Coding

AMR codec	Adaptive Multi Rate, a audio recording file format for certain mobile phones. The AMR codec encodes narrowband (200-3400 Hz) signals at variable bit rates ranging from 4.75 to 12.2 kbps with toll quality speech starting at 7.4 kbps.

ARM926EJ	a processor enables single processor solutions for microcontroller, DSP and Java applications.

CCIR656	the standard-definition TV frames.

CMMB	China Mobile Multimedia Broadcasting, a mobile television and multimedia standard developed and specified in China by the State Administration of Radio, Film, and Television (SARFT)

CMOS	Complementary Metal Oxide Semiconductor, a technology for constructing integrated circuits,

fab or foundry	a semiconductor fabrication facility.

fabless	a semiconductor company that uses third-party foundries for all of its wafer fabrication requirements.

FAT	file allocation table, a file system used for MS-DOS and consumer versions of Microsoft Windows.

firmware	software stored in read-only memory (ROM) or programmable ROM (PROM). Firmware is easier to modify than hardware but more difficult to modify than software stored on disk. Firmware is often responsible for the behavior of a system when it is first switched on. A typical example of firmware would be a “monitor” program in a microcomputer that loads the full operating system from disk or from a network and then passes control to it.

GPS	the Global Positioning System (GPS), a navigation and precise-positioning tool.

I2C	I2C (“eye-squared-see”) bus, a control bus that provides the communications link between integrated circuits in a system.

ISDB-T	Integrated Services Digital Broadcasting-Terrestrial (ISDB-T), a Japanese standard for digital television (DTV) and digital radio used by the country’s radio and television stations.

MCU	microcontroller unit, an electronic micro chip that can be programmed to control appliances.

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth of an inch.

MIDI	Musical Instrument Digital Interface, an industry-standard protocol that enables electronic musical instruments, such as keyboard controllers, computers, and other electronic equipment, to communicate, control and synchronize with each other.

MDTV	mobile digital television, a type of television broadcasting that is received on a small handheld device.

MPEG2	a standard for the generic coding of moving pictures and associated audio information.

NAND	Not AND, a binary operation in logic.

OSD	On Screen Display, a term describing the menu that pops up on many newer generation monitors to give digital control functions.

QFN	Quad Flat No leads, a type of chip package with a lead frame and wire bonding.

QVGA	quarter video graphics array.

PAL/DTSC	Phase Alternate Line, is an analogue television encoding system used in broadcast television systems.

RGB/YcbCr	Red, Green and Blue, a family of color spaces used as a part of the color image pipeline in video and digital photography systems.

RISC	reduced instruction set computer.

SD/MMC	secure digital, or SD, is a non-volatile memory card format developed by Matsushita, SanDisk, and Toshiba; multimedia card, or MMC, is a format developed jointly by Sandisk and Siemens.

SDHC	Secure Digital High Capacity, a type of flash memory card based on the SDA (Secure Digital Association) 2.00 specification. SDHC provides removable memory storage for compatible digital devices, including cameras, camcorders, PDAs, MP3 players and more.

SMIA	Standard Mobile Imaging Architecture, an imaging architecture especially suitable for mobile application use.

SPI/UART	serial peripheral interface and universal asynchronous receiver/transmitter.

SVAC	Surveillance Digital Video Audio Coding, a Chinese standard under development for security and surveillance market employing advanced audio video coding technology. Vimicro China is a co-founder of the SVAC Working Group with Ministry of Public Security.

system-on-chip or SoC	a chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

T-DMB	Terrestrial Digital Multimedia Broadcasting, a digital radio transmission technology that operates via terrestrial transmission.

TD-SCDMA	Time Division-Synchronous Code Division Multiple Access, formally announced by Ministry of Information Industry of China as the country’s standard of 3G mobile telecommunication.

UAC	Universal Audio Class, Universal Serial Bus Device Class, a definition for Audio Devices..

UART	Universal Asynchronous Receiver/Transmitter, a type of microchip with programming.

UVC	Universal Video Class, short-wave ultraviolet radiation, in the “C” band (200 to 280 nanometers), mainly support Windows XP (with Service Pack 2) and Vista.

VGA	video graphics array.

ViSS	Video Surveillance System, a security and surveillance solution originally developed by Alcatel-Lucent Shanghai Bell Co., Ltd., or ASB, addressing the needs of telecom operators and local governments in China.

wafer	a thin, round, flat piece of silicon on which integrated circuits are etched.

WiFi	wireless fidelity, a globally used wireless networking technology that uses the 802.11 standard. .

WMV	Windows Media Video, a video format developed by Microsoft Corporation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

	As of or for the Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data

Net revenue	$95,277	$126,564	$92,753	$86,497	$72,971

Cost of revenue	(58,943)	(86,183)	(64,290)	(61,814)	(51,898)

Gross profit	36,334	40,381	28,463	24,683	21,073

Operating expenses	(19,296)	(33,548)	(35,138)	(41,919)	(46,514)

—Research and development, net	(8,102)	(17,320)	(20,039)	(24,585)	(26,364)

—Sales and marketing	(5,118)	(5,365)	(4,668)	(5,049)	(5,311)

—General and administrative	(6,076)	(10,863)	(10,431)	(12,285)	(14,839)

(Loss) income from operations	17,038	6,833	(6,675)	(17,236)	(25,441)

Net (loss) income	16,390	9,672	(2,004)	(13,640)	(20,681)

(Loss) earnings per ordinary share

—Basic	0.16	0.07	(0.01)	(0.10)	(0.13)

—Diluted	0.13	0.07	(0.01)	(0.10)	(0.13)

(Loss) earnings per ADS

—Basic	0.63	0.28	(0.06)	(0.39)	(0.52)

—Diluted	0.54	0.26	(0.06)	(0.39)	(0.52)

Weighted -average number of shares used in earnings (loss) per share calculations

—Basic	89,639	137,593	139,710	140,261	143,182

—Diluted	105,412	146,962	139,710	140,261	143,182

	As of or for the Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share and per ADS data)

Consolidated Balance Sheet Data

Cash and cash equivalents	$100,610	$114,834	$116,958	$58,215	$84,510
Total assets	137,383	148,350	154,031	187,198	178,275

Total liabilities	18,218	13,493	12,829	14,376	16,451

Number of ordinary shares	138,606	139,783	140,301	137,778	147,643

Additional paid-in capital	127,502	131,449	136,418	142,681	151,672

Total shareholders’ equity	119,165	134,857	141,202	136,243	161,824

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We are exposed to risks associated with the recent global economic and financial crisis.

Many of the world’s largest economies continue to be impacted by the recent global economic and financial crisis. The turmoil in the financial markets and the weak global economy has contributed to slowdowns in the semiconductor industry in 2009. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve. The markets for semiconductor products in particular depend largely on consumer spending. Economic uncertainty exacerbates negative trends in consumer spending and may cause certain customers to push out, cancel, or refrain from placing orders, which may affect our revenues and operating results. In addition, recent government tightening of liquidity might also deter the expansion and hold up the market recovery.

Difficulties in obtaining capital and uncertainty of market conditions may also lead to the inability of some customers to obtain affordable financing, resulting in lower sales for us. Customers with liquidity issues may lead to additional bad debt expense for us. These conditions may also similarly affect key suppliers, which could affect their ability to deliver parts and result in delays in our production. Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are not able to timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

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

The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, semiconductors. Demand for our products depends in large part on the continued growth of various electronics industries that use our products, including, but not limited to:

•	wireless telecommunications equipment;

•	mobile phone multimedia processors;

•	PC and computer-related peripherals; and

•	security processor and surveillance products.

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

We have experienced significant growth in net revenue and gross profit since 2002, but our operating results have been affected by weakening global economic conditions and intense industry competition in recent years. Our net revenue decreased from $92.8 million in 2007 to $86.5 million in 2008, and decreased further to $73.0 million in 2009. Our gross profit decreased from $28.5 million in 2007 to $24.7 million in 2008, and decreased further to $21.1 million in 2009. In 2007 and 2008, we experienced a decrease in shipments and decline of the average selling price of our products, which resulted in the decrease in our revenue and gross profit. In 2008, we were also adversely affected by the global economic crisis. We cannot assure you that we can return to the rate of growth in net revenue and gross profit that we experienced prior to 2007 as our results of operations could fluctuate due to changes in our product mix and the industry environment.

We incurred net loss of $2.0 million, $13.6 million, $20.7 million in 2007, 2008 and 2009 respectively. We may continue to incur net losses in the future. Any decrease or delay in generating additional sales volume and revenue could materially and adversely affect our results of operations and could result in substantial losses. We might continue to grant options to employees and consultants in the future and will therefore continue to incur share-based compensation expenses as a result of share-based awards.

We are substantially dependent on sales of our PC camera multimedia processors and embedded notebook camera multimedia processors. A reduction in the volume of PC camera multimedia processors and embedded notebook camera multimedia processors that we sell or the average prices of which we sell them would cause our overall revenue to decline and could materially harm our business.

We have derived a substantial portion of our revenue to date from sales of our PC camera multimedia processors, embedded notebook camera multimedia processors and the third-party sensors we bundled with them. In 2007, 2008 and 2009, we generated approximately 62.8%, 61.8%, and 67.0%, respectively, of our net revenue from sales of PC camera multimedia processors, embedded notebook camera multimedia processors and the third-party sensors we bundled with them. We expect sales of our PC camera multimedia processors and embedded notebook camera multimedia processors will continue to comprise a significant portion of our revenue in the future. Accordingly, any decrease in the demand for our PC camera multimedia processors and embedded notebook camera multimedia processors resulting from the success of competing products, slower than expected growth of the PC camera market or other adverse developments relating to PC cameras and notebook cameras may materially and adversely affect our business.

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

The expansion of our operations to the security and surveillance market involves risks and our failure to manage such risks may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

Our growth strategy contemplates the expansion of our operations in the security and surveillance market. In December 2008, we formed the Vimicro Electronics Corporation, or Vimicro Tianjin, to focus on the design, manufacture and sale of security and surveillance products. In September 2009, we acquired, through Vimicro Tianjin, the ViSS business from ASB, to further penetrate the fast growing surveillance market in China. There are risks associated with expanding in a new business field and there is no assurance of success of our new security and surveillance products at this stage. The success of the expansion of our business and the sale of our products in the security and surveillance market will be dependent, in part, upon our ability to

•	successfully design security and surveillance products that meet customer expectations;

•	engage in effective sales and distribution;

•	respond to rapid changes in the security and surveillance industry; and

•	successfully integrate the acquired ViSS business into our operations.

The challenges and risks involved in expanding our business in the security and surveillance market may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

We have depended on sales of third-party image sensors for a substantial portion of our revenue.

To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions enabling greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC camera multimedia processors. In 2007, 2008 and 2009, we bundled 52%, 45%, and 33%, respectively, of our PC camera multimedia processors with third-party sensors. In the same periods, we generated 21%, 20%, and 17%, respectively, of our net revenue from the sales of these third-party sensors. At present, there is a limited supply of image sensors for PC camera applications as most of the sensor manufacturers focus on the larger market for mobile phone image sensors. If we are unable to secure an adequate supply of image sensors, our revenue growth may be adversely affected. In addition, to the extent suppliers of sensors develop PC camera multimedia processors on their own and bundle their processors with sensors, we will face competition from these suppliers and our sales of PC camera multimedia processors could be materially and adversely affected.

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

We do not manufacture our own products. TSMC historically manufactured substantially all of our multimedia processors. To diversify our wafer suppliers and reduce our significant dependence on a single foundry, we began to use Semiconductor Manufacturing International Corporation, or SMIC, to manufacture some of our products in 2004. In 2007, 2008 and 2009, third-party foundries other than TSMC manufactured 57%, 39%, and 19%, respectively, of our multimedia processors. Due to our dependence on third-party foundries, we face several significant risks, including:

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

We have been dependent on a small number of customers for a significant portion of our revenue. Our top ten customers collectively accounted for approximately 69%, 71%, and 70% of our revenue in 2007, 2008 and 2009, respectively. Sales to our largest customers have varied significantly from period to period. Tuoye Company Ltd., or Tuoye (formerly Shenzhen Hongtaili Technology Co., Ltd.), one of our major China-based distributors, accounted for over 10% of our net revenue in 2007, 2008 and 2009. Hanvision Electronic Co., Ltd., or Hanvision, and Tomen Electronics Corporation, or Tomen, were our major customers in 2009 and sales to each of Hanvision and Tomen accounted for over 10% of our net revenue in 2009. We expect that a significant portion of our sales will continue to be generated by a small number of China-based customers. Our largest customers may change from year-to-year as we continue our expansion in the mobile phone multimedia processor market and security and surveillance market. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of our major customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our operating results could be adversely affected.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras and mobile phones, into which our products are incorporated. Sales to distributors accounted for 77%, 82% and 81% of our net revenue in 2007, 2008 and 2009, respectively. As of December 31, 2009, there were nine distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results from operations. If our major distributors defer orders or fail to place additional orders with us, our revenue could decline and our operating results could be materially and adversely affected.

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

Additional factors that could cause our quarterly results of operations to fluctuate include:

•	the timing and volume of purchase orders and cancellations from our customers;

•	changes in manufacturing costs, including wafer, testing and assembly costs, and manufacturing yields, product quality and reliability;

•	the timing and availability of adequate manufacturing capacity of the foundries we use;

•	our ability to successfully design and introduce new products, including security and surveillance products, in a timely manner that meet our customers’ needs;

•	the timing, performance and pricing of new products introduced by us and our competitors;

•	the timing and amount of operating expenses incurred by us, including cash bonuses to senior management;

•	the liquidity and cash flow of our company and our customers; and

•	changes in exchange rates, interest rates, tax rates and tax withholding.

Any fluctuations in our quarterly results of operations may affect the price of our ADSs. In future periods, the market price of our ADSs could decline if our revenue and results of operations are below the expectations of analysts and investors.

Any changes in government policies on surveillance and safety system installation and operation may cause our revenues and profits to decrease.

We depend substantially on national, state and local government policies mandating and funding surveillance and safety system installation and operation in China. For instance, our security and surveillance business benefits from the government’s support of Safe City Projects in China, which promote installation of urban surveillance and monitoring networks to improve safety monitoring and alarming systems in cities. We expect that our security and surveillance business will continue to rely on government policies in the foreseeable future. If such policies change, whether due to tightening budgets, shifting policy, or otherwise, initiatives such as the Safe City Projects may be abandoned or cut back, and our financial condition and results of operations may suffer material adverse effects.

Our security and surveillance products often are subject to delivery acceptance, testing and approval.

We normally supply security and surveillance products and services pursuant to agreements with general contractors or government agencies. The successful completion of our obligations under these contracts is often subject to delivery acceptance, satisfactory testing and approval of such products and services. Although we endeavor to satisfy the requirements of each of these contracts to which we are a party, no assurance can be given that the necessary approval of our products and services will be granted on a timely basis or at all, and that we will receive any payments due to us. In some cases, we may depend on others to complete these projects which may also delay payments to us. Any failure to obtain these approvals and payments may have a material adverse effect on our business and future financial performance.

We sometimes extend credit to our customers in security and surveillance business. Failure to collect the trade receivables or untimely collection of them could affect our liquidity.

We extend credit to some of our customers in security and surveillance business, without requiring collateral in most cases. Generally, our customers in security and surveillance business pay in installments, with a portion of upfront payment upon signing of contracts, a portion of the payment upon receipt of our products by our customers and before the installation, and a portion of the payment after the installation of our products and upon satisfaction of our customer. Sometimes, a small portion of the payment may not be paid until after a certain period following the installation. We will perform ongoing credit evaluations of our customers’ financial condition and generally have no difficulties in collecting our payments. However, if we encounter future problems with or delay in collecting amounts due from our clients, our liquidity could be negatively affected.

If our subcontractors fail to perform their contractual obligations, our ability to provide services and products to our customers, as well as our ability to obtain future security and surveillance business, may be harmed.

We sometimes may enter into contracts with subcontractors who perform a portion of the security and surveillance services that we provide to our customers. We may have disputes with our subcontractors, including disputes regarding quality and timeliness of the work performed by those subcontractors. Failure by one of more of our subcontractors to satisfactorily perform the agreed-upon services may materially and adversely impact our ability to fulfill our obligations to our customers, expose us to liability and cause a material adverse effect on our ability to compete for future business.

If we are unable to obtain additional capital in future years, we may be unable to grow at the expected pace or proceed with our long-term business plan, and we may be forced to curtail or cease some of our projects.

We will require additional working capital to support our long-term business plan, which includes identifying suitable targets for horizontal or vertical mergers or acquisitions, fulfilling the agreements with general contractors or government agencies to provide the products and services for security and surveillance projects, constructing our office buildings with co-developers, in order to enhance our overall productivity and benefit from economies of scale. Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our customers. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional equity financings could result in significant dilution to our shares and debt financings could adversely affect our earnings. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional capital, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competition on a timely basis, if at all. In addition, lack of financing could force us to substantially curtail or cease some of our projects.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2009, we owned 687 patents in China and had 1,135 pending patent applications in China, owned 13 patents and had 67 pending patent applications in the United States, owned one patent and had seven pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Since 2005, we have experienced a period of rapid growth followed by a period of fluctuation that have placed, and continue to place, significant strain on our management personnel, systems and resources. To accommodate our changing needs, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. Since 2007, we have spent, and will continue to spend, a significant amount of resources on helping our company succeed in the midst of an industry-wide downturn and uncertain market conditions. All of these endeavors will require substantial management effort and skill and incurrence of additional expenditures. We cannot assure you that we will be able to manage these adjustments effectively, and any failure to do so may have a material adverse effect on our business.

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

There are unknown risks associated with our recent acquisition of the ViSS business from ASB.

Selective acquisitions, such as our recent acquisition of the ViSS business from ASB, form part of our strategic expansion plan. Failure to successfully integrate the acquired ViSS business may affect the expected synergies from this acquisition and impede our overall growth strategy. Although we have conducted due diligence in connection with this acquisition, we may not be aware of all of the risks associated with the ViSS business. Discovery of adverse information concerning the acquired ViSS business could have a material adverse effect on our business, financial condition and results of operations. Although we are entitled to claiming indemnification in certain circumstances, asserting indemnification or enforcing such indemnification could be costly and time-consuming and may not be successful at all.

We are involved in significant joint ventures and are exposed to problems inherent to companies under joint management.

We have two significant joint venture companies, Vimicro Tianjin and Visiondigi. Currently we consolidate both Vimicro Tianjin and Visiondigi as we are entitled to majority economic benefits as well as majority voting interests at the board level in both Vimicro Tianjin and Visiondigi. The joint venture agreements of Vimicro Tianjin and Visiondigi require an affirmative vote of a qualified majority of the shareholders to take certain actions, which could have the consequence of slowing down the decision-making process for the joint ventures. Futhermore, as of March 31, 2010, our holding in Visiondigi had decreased to 50.95%. We cannot assure you that we will maintain majority economic benefits and majority voting interests in both entities in the future, and that we shall continue to be able to consolidate their financial results. Failure to consolidate their financial results may have a material adverse effect on our financial condition and results of operations.

If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of its internal control over financial reporting. Our management has conducted an evaluation of our internal control over financial reporting, and concludes that our internal control over financial reporting as of December 31, 2009 is effective.

We are continuously improving our internal control over financial reporting in line with the development of our business, including the recent expansion of our operations in the security and surveillance market. However, we cannot assure you that our efforts on the development of our internal control over financial reporting will be effective or any significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Vimicro Hong Kong’s application for claims may not be successful and as a result, the penalties to those underpaid taxes might be invoked and the royalty payments to Vimicro China could be subject to withholding tax.

Vimicro Hong Kong applied for reopening of its profits tax returns with the Hong Kong Inland Revenue Department in September, 2006 to lodge offshore claims for all years since the commencement of its operations in 2002 and filed amended tax returns. Based on the territorial source principle of taxation in Hong Kong, it is considered that Vimicro Hong Kong has a reasonable technical basis to lodge the offshore claim. The offshore position claim of Vimicro Hong Kong was being examined by the Hong Kong Inland Revenue Department as of December 31, 2009. In connection with the offshore claim of Vimicro Hong Kong, all of Vimicro Hong Kong’s trading income is not taxable and the related royalty fee expenditure would not be tax deductible and should be exempted from withholding tax in Hong Kong. However, we cannot assure you that the offshore position claim of Vimicro Hong Kong would be successful. If Hong Kong Inland Revenue Department declines the offshore claim, Vimicro Hong Kong could be required to pay up all the uncharged taxes and penalties, as well as the withholding tax with the rate of 5.25% on royalty income derived (or deemed to be) from Vimicro Hong Kong.

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

In the PC camera multimedia processor market, we face competition primarily from ALi Corporation, EMPIA Technology, Sonix Technology and Sunplus Technology. We also face competition from large, diversified semiconductor vendors such as Realtek and Ricoh.

In the mobile phone multimedia processor market, we face intense competition from vendors of audio processors such as NEC Electronics, Oki Electric, Rohm, Sunplus Technology, Winbond Electronics Corp. and Yamaha, and vendors of image, video and graphics processors, such as ATI Technologies, CoreLogic, MtekVision, Nvidia, Sanyo, Seiko Epson and Sunplus Technology. In addition, we may face actual or potential competition from established suppliers of semiconductor solutions to mobile phone manufacturers which may attempt to enter our market through, among other means, bundling or integrating multimedia processing functionality with their existing offerings. These suppliers include Analog Devices, Broadcom, Freescale, Infineon, Intel, Mediatek, Spreadtrum, NEC Electronics, Philips, QUALCOMM, STMicroelectronics and Texas Instruments.

In the security and surveillance market, we face competitions from companies as Sony, Samsung, Texas Instruments, NXP, H3C and STMicroelectronics.

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

Semiconductor products and electronics products into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market driven pricing pressures on our products in the short term, as a result of the industry downturn and the uncertain market condition. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs.

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

The recent global economic crisis has significantly impacted our industry and the downturn may occur again in the near to medium term. The recent downturn on our industry has led to sharply diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may result in consolidations in our industry and changes in our competitive landscape. They may also reduce our revenue, cause excessive inventory, and result in material and adverse changes in our operating results.

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

The security and surveillance industry in China is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our products, services and systems obsolete. The emerging nature of products and services in the security and surveillance industry and their rapid evolution will require us to respond to changes on a timely and cost-effectively basis.

The entry into the security and surveillance market involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations could be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers.

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

Our continuing growth is based upon, among other factors, the continuing expansion of design, manufacturing and other elements of the electronics supply chain in China. This expansion depends on many factors, such as the sustained global demand for electronics products, China’s ability to continue to attract foreign investment, maintain low costs of operations and supply a well-educated labor force, as well as compete successfully against other countries which desire to establish themselves as preferred supply centers. The recent global downturn has put severe pressure on global demand for electronics product, and significant realignment may take place in the electronics supply chain in China as a result. Any slowdown in the expansion of the electronics supply chain in China or a disruption of the supply chain due to industry realignment could have a material adverse effect on our business and operating results.

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

On March 8, 2004, Vimicro China was granted the status of a “Foreign Investment Advanced Technology Enterprise” by the Ministry of Commerce of China, and is therefore entitled to a preferential tax rate at 10% for three years starting from 2006. In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law (“New EIT Law”), which became effective as of January 1, 2008. The 10% preferential tax rate no long applied to Vimicro China after the New EIT Law became effective.

Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprises “ set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and its competent authorities. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not be automatically applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China was recognized as a “high and new technology enterprise” under the New EIT Law by the relevant authorities and effective in 2008, which entitled Vimicro China to a preferential tax rate of 15% for three years starting from January 1, 2008. The relevant tax authorities will evaluate Vimicro China’s qualification as a “high and new technology enterprise” again after three years. We cannot assure you that Vimicro China will continue to qualify for such status under governmental evaluations in the future. In the event the preferential tax treatment for Vimicro China is discontinued, it will become subject to the standard PRC enterprise income tax rate, which could materially increase our tax obligations.

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

Foreign holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or ordinary shares, if we are classified as a PRC “resident enterprise.”

Under the New EIT Law, withholding tax at a rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprise can claim treaty protection. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. Since the New EIT Law is relatively new and ambiguous in certain aspects, there is uncertainty as to whether the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on such dividends or your gains realized on the sales of our ADSs or ordinary shares, your investment in our ADSs or ordinary shares may be materially and adversely affected.

Vimicro China is subject to restrictions on paying dividends or making other distributions to us.

We are a holding company and we rely on dividends paid by our subsidiaries, including Vimicro China, for our cash needs, such as the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Vimicro China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds, until the accumulated reserve fund exceeds 50% of its registered capital. These reserve funds are not distributable as cash dividends. If our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

If the PRC government determines that the contractual arrangements that establish the structure for operating our wireless value-added telecommunications business do not comply with applicable PRC laws and regulations, we could be subject to penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws, and our PRC subsidiaries, including Vimicro China, are foreign-invested enterprises. Various regulations in China restrict or prevent foreign-invested entities from holding certain licenses required to operate value-added telecommunications business, including wireless value-added telecommunications business. In light of these restrictions, we rely on Vimicro Sky-Vision to hold and maintain the permits and licenses necessary to operate our wireless value-added telecommunications business in China. We do not possess any equity interest in Vimicro Sky-Vision, but we receive certain economic benefits from it through various contractual arrangements, certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with each of Vimicro Sky-Vision’s shareholders, which provide us with substantial control over Vimicro Sky-Vision. For a description of these contractual arrangements with Vimicro Sky-Vision and its shareholders, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.”

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued in July 2006 by the Ministry of Industry and Information Technology, or the MIIT, reiterated the regulations on foreign investment in telecommunications businesses, which requires foreign investors to set up foreign-invested enterprises and obtain a business operating license, or VT license, for conducting any value-added telecommunications business in China. Under the Circular, a domestic company that holds a VT license is prohibited from leasing, transferring or selling the license to foreign investors in any form. They are also prohibited from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by a VT license holder or its shareholder(s). The Circular further requires each VT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or other domestic providers of value-added telecommunications services that have adopted the same or similar corporate and contractual structures as ours.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or if we fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including but not limited to imposing fines, issuing rectification orders, confiscating our income, revoking Vimicro China’s or Vimicro Sky-Vision’s business and operating licenses, requiring us to restructure the relevant ownership structure or operations and requiring us to discontinue all or any portion of our wireless value-added telecommunication business. We did not derive any revenues from our wireless value-added telecommunications business in 2009. However, any of the foregoing actions undertaken by relevant regulatory authorities could cause significant disruption to our wireless value-added telecommunications business operations.

Our contractual arrangements with Vimicro Sky-Vision and its shareholders, respectively, may not be as effective in providing control over Vimicro Sky-Vision as direct ownership.

We conduct our wireless value-added telecommunication business in China through Vimicro Sky-Vision, which was set up in March 2010. Our contractual arrangements with Vimicro Sky-Vision and its shareholders provide us with effective control over Vimicro Sky-Vision. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Arrangements with Vimicro Sky-Vision and its Shareholders”. As a result of these contractual arrangements, we are considered to be the primary beneficiary of Vimicro Sky-Vision and Vimicro Sky-Vision becomes our VIE. Accordingly, we consolidate the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements.

These contractual arrangements may not be as effective in providing us with control over Vimicro Sky-Vision as direct ownership. In addition, Vimicro Sky-Vision or its shareholders may breach the contractual arrangements. We cannot assure you that when conflicts of interest arise, Vimicro Sky-Vision and its shareholders will act completely in our interests or that conflicts of interest will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely effect us.”

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or Vimicro Sky-Vision owe additional taxes could reduce our net income and the value of your investment.

As required by applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. On January 8, 2009, the State Administration of Taxation issued the Implementation Measures of Special Tax Adjustments (Provisional), which reinforces its supervision on transfer pricing. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Vimicro China and Vimicro Sky-Vision do not represent an arm’s-length price, and adjust Vimicro Sky-Vision’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Vimicro Sky-Vision, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees, fines, or revocation of business licenses and other penalties on Vimicro Sky-Vision for underpaid taxes. Our net income may be adversely affected if tax liabilities of Vimicro Sky-Vision increase or if Vimicro Sky-Vision is found to be subject to late payment fees or other penalties.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effect of H1N1, or swine flu, avian flu, SARS or another epidemic or outbreak on the economic and business climate. In 2009, an outbreak of swine flu occurred in various countries, including China. Any outbreak of swine flu, avian flu, or another epidemic or any prolonged recurrence of SARS in China may have a material adverse effect on our business operations, financial condition and results of operations. For instance, health or other government regulations may require temporary closure of our offices, which will severely disrupt our business operations.

Risks Related to the Shares and ADSs

We were a passive foreign investment company for the taxable year ended December 31, 2009, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2009. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. In addition, we believe there is a significant risk that we will be PFIC for the taxable year ending December 31, 2010 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold sufficiently from current levels. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2009, certain adverse U.S. federal income tax consequences could apply to U.S. holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the PC camera, multimedia mobile phone and security and surveillance markets;

•	changes in the economic performance or market valuations of other semiconductor companies;

•	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our key personnel;

•	fluctuations of exchange rates between the RMB, the U.S. dollar and the Hong Kong dollar;

•	litigation related to our intellectual property;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

We have a strong cash balance currently, however, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue, the performance of security and surveillance projects and construction of office buildings. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure our existing shareholders that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2009 Revision, as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Provisions of our stockholder rights plan could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders, and could make it more difficult for shareholders to change management.

In December 2008, we adopted a shareholder rights plan. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially diluting an acquirer’s ownership interest significantly in our outstanding capital stock. The existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs.

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur a significantly higher level of legal, accounting and other expenses than we did as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the Company

Our legal and commercial name is Vimicro International Corporation. We commenced operations in 1999 through Vimicro China, a company established in China. In February 2004, we incorporated Vimicro International Corporation in the Cayman Islands as an exempted company with limited liability under the Cayman Islands Company Law (2009 Revision, as amended). In May 2004, we underwent a corporate reorganization whereby all former owners of Vimicro China transferred their ownership interests in Vimicro China to Vimicro International Corporation, and Vimicro China became a wholly owned subsidiary of Vimicro International Corporation. Following the share transfer, each former owner of Vimicro China and/or its designated nominee subscribed for the shares of Vimicro International Corporation based on such former owner’s pro rata ownership interest in Vimicro China prior to the reorganization.

Vimicro China has four directly wholly owned subsidiaries, two joint ventures and one affiliated entity:

Wholly owned subsidiaries

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

•

Vimicro Beijing, which was established in Beijing in April 2007 as a limited liability company with an approved operating period of 20 years. In December 2007, Vimicro Jiangsu, Vimicro Beijing’s wholly owned subsidiary in China was incorporated as a limited liability company with an approved operating period of 20 years. The main business activities of Vimicro Beijing and Vimicro Jiangsu are to engage in research and development; and

•

Vimicro Wuxi, which was formed in Wuxi in July 2009 as a limited liability company. Vimicro Wuxi is our regional headquarter in respect of research and development and design and sales of RF/Bluetooth and other chips.

Joint ventures

•

Vimicro Tianjin, which was formed in Tianjin in December 2008 as limited stock corporation by Vimicro China, the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area, or Tianjin SAMC, and a venture capital fund managed by certain members of our management, or the Management Fund. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. The Management Fund holds a nominal ownership interest. Pursuant to the agreement among Vimicro Tianjin’s shareholders, the Management Fund has the option to purchase all of Tianjin SAMC’s ownership interest in Vimicro Tianjin for RMB250 million plus interests calculated based on the one-year short-term bank lending rate published by the People’s Bank of China. This option can be exercised at any time after one year of the establishment of Vimicro Tianjin. Pursuant to agreements between Vimicro China and the Management Fund, we obtained the voting rights and economic interests associated with the Management Fund’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. The Management Fund also granted us an exclusive right to acquire from the Management Fund the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by the Management Fund. It is necessary for the Management Fund to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. In August 2009, Vimicro Tianjin entered into a series of definitive agreements with ASB, pursuant to which, in a total consideration of RMB55,978,000 ($8.2 million), Vimicro Tianjin acquired the complete ViSS business from ASB, including all equipments, inventories, business contracts, intellectual property and employees in China. In addition, Vimicro and ASB agreed to continue the cooperation on solution and market development in the future. This acquisition was completed in September 2009. Vimicro Tianjin focuses on the design, manufacture and sale of security and surveillance products; and

•

Visiondigi, which was formed in Shanghai in July 2009 as a limited liability company by Vimicro China and three DSP experts, with an approved operating period of 20 years. In January 2010, Ningbo Sunny Optoelectronic Information Co., Ltd., or Ningbo Sunny, a wholly owned subsidiary of Sunny Optical Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange, acquired a 30% equity interest in Visiondigi with a consideration of RMB20 million ($2.9 million). In March 2010, Vimicro China exercised its options to increase its shareholding in Visiondigi to 51% with a consideration of RMB9.85 million ($1.4 million). As of the date of this report, Vimicro China, Ningbo Sunny and the three DSP experts as a group held 50.95%, 26.16% and 22.89% of the equity interest in Visiondigi, respectively. Visiondigi specializes in research and development, production and sales of network video surveillance products and solutions.

Affiliated entity

•

Vimicro Sky-Vision was established in March 2010 as a limited liability company with an approved operating period of 20 years. Zhonghan (John) Deng, our Chairman and Chief Executive Officer, and Zhaowei (Kevin) Jin, our President and Chief Operating Officer, hold 67% and 33% of the equity interest in Vimicro Sky-Vision, respectively. We entered into a series of contractual arrangements with Vimicro Sky-Vision and its shareholders. As a result of these contractual arrangements, Vimicro Sky-Vision becomes a VIE of our company, and we are considered to be the primary beneficiary of Vimicro Sky-Vision. Accordingly, we consolidated the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements. To comply with the PRC regulations that restrict foreign ownership in value-added telecommunications business in China, we conduct our wireless value-added telecommunication operations, particularly the mobile surveillance business, through Vimicro Sky-Vision.

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

Recent Developments

In January 2010, Ningbo Sunny invested RMB 20 million ($2.9 million) in Visiondigi. Vimicro China increased its shareholding for the consideration of RMB 9.85 million ($1.4 million). As of the end of March 2010, Vimicro China, Ningbo Sunny and the three individuals as a group held 50.95%, 26.16% and 22.89% of equity interests in Visiondigi, respectively.

In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the land use right for approximately 5,046.524 square meters of land from Beijing local government. For a description of this agreement, please see “Item 4. Information on the Company—D. Property, Plant and Equipment.”

In March 2010, Vimicro Sky-Vision was established and became our VIE through a series of contractual arrangements. We rely on Vimicro Sky-Vision to hold and maintain the permits and licenses necessary to operate our wireless value-added telecommunications business in China. For a description of the contractual arrangements with Vimicro Sky-Vision and its shareholders, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.”

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

We are one of the leading suppliers of PC and embedded notebook camera multimedia processors in terms of the number of peripheral PC and embedded notebook cameras shipped worldwide in 2009. Our multimedia processors are incorporated into the products of the largest PC and embedded notebook camera vendors, such as Logitech, as well as well-known notebook computer vendors, such as the largest notebook vendor in the world, a U.S. based innovative and cross-platform consumer electronics producer, and the largest personal computer maker in China.

We seek to establish a leading position in the mobile phone multimedia processor market by leveraging our core multimedia technology capabilities. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners on 2G and increasingly 3G platforms, and leading mobile phone design houses based in China.

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

Founded in 1999, we began volume shipments of our mixed-signal PC and embedded notebook camera multimedia processors, mobile phone multimedia processors and security multimedia processors in September 2001, January 2003 and June 2006, respectively. We have grown significantly since we introduced our first mixed-signal multimedia products in September 2001. However, our net revenue decreased from $92.8 million in 2007 to $86.5 million in 2008, and decreased further to $73.0 million in 2009. We incurred net losses of $2.0 million in 2007, $13.6 million in 2008 and $20.7 million in 2009.

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

•

Leading Design Capabilities in Audio, Imaging, Video and Communications Algorithms and Related Technologies. Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as WMA, AAC Plus, MIDI, MP3, MPEG2, MPEG4, H.264, WMV, real audio (RM), AVS and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding, decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation). Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, and video and audio signal reconstruction.

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

Products

We primarily design, develop and market mixed-signal multimedia processors for PC and embedded notebook cameras, as well as for mobile phones. We provide our customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. Our products support a broad range of standards, platforms and components in order to facilitate our customers’ designs and their assembly and supply chain management processes. To meet demand from China-based PC and embedded notebook camera manufacturers for more comprehensive system solutions to enable greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC and embedded notebook camera multimedia processors. Leveraging our multimedia technologies, we have expanded our business into the security and surveillance market and launched several products in the security and surveillance business. The security and surveillance market primarily consists of video capturing, compression, transmission, storage, processing, display and video analysis products.

PC and Embedded Notebook Camera Multimedia

We design different models of PC and embedded notebook camera multimedia processors based on the same core technology platform with modifications in successive models with improved performance and functionality. Our PC and embedded notebook camera multimedia processors are fully compatible with sensors that are based on CMOS technology, the primary type of technology for sensors. All of our PC and embedded notebook camera multimedia processors are single-chip processors manufactured under our own brand name using our proprietary intellectual property. While our principal focus is on providing our customers with proprietary, high performance products, we also develop and sell a range of basic, complementary semiconductor products in order to provide more comprehensive solutions for our customers.

The following table sets forth major PC and embedded notebook camera multimedia processors we have developed and shipped in volume from 2006 to the first quarter of 2010.

Product	Features	Month Introduced(1)
VC0338	Controller chip for USB 2.0 stand-alone or notebook PC embedded cameras with high resolution (up to 5mega pixel); supports UVC and UAC; advanced ISP; small footprint QFN package and low power design; best fitted to embedded camera applications.	September 2009

VC0347	Controller chip for USB 2.0 stand-alone or notebook PC embedded cameras with HD resolution (up to 720P or 1080P); supports UVC and UAC; supports MJPG compression; small footprint QFN package and low power design; best fitted to embedded camera applications.	July 2009

VC0345	Controller chip for USB 2.0 notebook PC embedded cameras with high resolution (up to 2mega pixel); supports UVC; small footprint QFN package and low power design; best fitted to embedded camera applications.	January 2009

VC0361	Controller chip for USB 2.0 notebook PC embedded cameras capable of producing images of 1.3mega pixel at 15 frames per second in the Moving Picture Experts Group, or MPEG format; supports UVC; small footprint QFN package and low power design best fit to embedded camera applications.	September 2008

VC0343	Controller chip for USB 2.0 notebook PC embedded cameras with high resolution (up to 2mega pixel); supports UVC and UAC; small footprint QFN package and low power design best fit to embedded camera applications.	March 2008

VC0342	Controller chip for USB 2.0 PC cameras with high resolution up to 2mega pixel; supports mono Audio ADC for high-quality audio recording; supports UVC and UAC; small footprint QFN package and low power design best fit to embedded camera applications.	January 2008

VC0341	Controller chip for USB 2.0 PC cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package and low power design best fit to embedded camera applications.	January 2008

VC0301HUVC	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 2mega pixel; supports UVC.	December 2007

VC0334	Controller chip for USB 2.0 PC cameras with high resolution up to 2mega pixel; supports UVC; supports digital microphone input; small footprint QFN package best fit to embedded camera applications.	September 2007

VC0333	Controller chip for USB 2.0 PC cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package best fit to embedded camera applications.	September 2007

VC0336	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 5mega pixel; supports 2-channel audio ADC or 2-channel digital microphones for high-quality audio recording; supports UVC, UAC and one Parallel and one SMIA sensor interface; supports Microsoft Microphone Array (dual Mic); supports video and audio synchronization, special HW compression for 2mega to 5mega high speed capture.	April 2007

VC0301V	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 2mega pixel; supports UVC.	March 2007

VC0332	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 2mega pixel; supports mono audio ADC for high-quality audio recording; supports UVC and UAC.	February 2007

VC0331	Controller chip for USB 1.1/2.0 PC cameras with high resolution up to 2mega pixel; supports UVC; small footprint QFN package best fit to embedded camera applications.	February 2007

ZS0211	Cost-effective single-chip solution with an integrated USB controller and transceiver, eliminates the need for external DRAM and reduces PC and embedded notebook camera bill of materials costs.	September 2006

VC0326	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras, supports a 1.3mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates noise cancellation features, a USB 2.0 controller and transceiver, a JPEG codec, two channel audio ADC and an AC97 interface; supports human face tracking applications.	March 2006

VC0325	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver, a JPEG codec and an AC97 interface; supports human face tracking applications.	March 2006

VC0323	High-speed imaging processor with 0.18µm technology for PC and embedded notebook cameras; supports a 1.3mega pixel CMOS sensor with a frame rate of up to 30 frames per second at VGA resolution; integrates a USB 2.0 controller and transceiver.	January 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2007, 2008 and 2009, we shipped 31.4 million, 29.9 million and 36.7 million units, respectively, of PC and embedded notebook camera multimedia processors. Our PC and embedded notebook camera multimedia processors have been incorporated into PC and embedded notebook cameras sold by leading PC and embedded notebook camera vendors, including Logitech and other major global brands.

Mobile Phone Multimedia

Our mobile phone multimedia processors are specifically designed to address the need for quality, low-power and cost-effective solutions for embedded cameras and video and audio functions in mobile phones. All of our mobile phone multimedia processors are sold under our own brand name.

The following table sets forth major mobile phone multimedia processors which we have developed and shipped in volume from 2006 to the first quarter of 2010.

Product	Features	Month Introduced(1)
VC0836	ARM926EJ based 333MHz applications processor; supports total solution for Windows Mobile Operating System and Android Operating System; supports high-quality D1 RealVideo decoder and H.264/MPEG4 decoder; integrated high-quality 90dB+ stereo audio codec; supports rich connectivity features including high-speed USB, high-speed SPI, NAND Flash, SD-card/SDHC-card/MMC/Mini-SD/TransFlash, UART, I2C as well as KeyPad, Touch Panel, Bluetooth, WiFi and GPS; supports Multi-touch; supports MP3, AAC, WMA, 3mega pixel camera sensor interface, LCD display and interfaces for Bluetooth, GPS, WiFi, analog TV out.	August 2009

VC0898	ARM926 based media player processor; supports high-quality D1 RealVideo decoder and H.264/MPEG4 decoder; integrates high-quality 90dB+ stereo audio codec; integrates rich connectivity features including high-speed USB, high-speed SPI, SD-card/SDHC-card/MMC/Mini-SD/TransFlash, UART, I2C as well as Bluetooth, WiFi and GPS solutions; supports various MDTV systems such as DVB-H, ISDB-T, T-DMB and CMMB; supports MP3, AAC, WMA, 3mega pixel camera sensor interface, LCD display and interfaces for Bluetooth, GPS, WiFi, analog TV out.	July 2009

Product	Features	Month Introduced(1)
VC0578	Mobile camera processor with 0.13µm technology; integrates hardware JPEG codec, 5mega pixel camera processor, hardware MPEG4 codec, LCD controller, display scaler, power management unit; provides a high-end camera solution for the feature-rich 2.5G and 3G handset market.	May 2008

VC0988	Mixed-signal single-chip mobile audio processor with 0.18µm technology; integrates hardwired MP3 decoder, 64-channel MIDI synthesizer, 10-band equalizer, stereo audio DAC, stereo headphone amplifier, 8-bit MCU, FAT 12/16/32 file system, NAND flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G music phones.	March 2008

Vinno III	ARM926EJ based applications processor; supports hardware video codec, hardware JPEG codec, MP3, AAC, WMA. 3mega pixel camera sensor interface, QVGA LCD display, USB 2.0, NAND flash interface, SD/MMC/T-flash, built-in high performance stereo ADC and DAC, interfaces for Bluetooth, GPS, WiFi, analog TV out.	February 2008

VC0978	Mixed-signal single-chip mobile audio processor with 0.18µm technology; embedded with hardwired MP3 decoder, 64-channel MIDI synthesizer, 10-band equalizer, stereo audio DAC, stereo headphone amplifier, mono speaker amplifier, 8-bit MCU, FAT 12/16/32 file system, NAND flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G music phones.	March 2007

VC0548	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 1.3mega pixel camera processor, LCD controller, scaler and power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007

VC0528	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 0.3mega pixel camera processor, LCD controller, scaler and power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007

Vinno II	Single-chip mobile multimedia processor with 0.13µm technology; supports a FAT 12/16/32 file system; powered by an embedded microprocessor core with low-power consumption; integrates a MPEG4 codec, a H.264 codec, a 2mega pixel camera processor, an AMR codec, an MP3 decoder, an AAC/AAC+ decoder, a WMA decoder, a MIDI synthesizer and a game engine; provides a complete solution for the feature-rich 2.5G handset market; also supports video conferencing for 3G phones.	March 2006

Vinno I	Mixed-signal single-chip mobile multimedia processor with 0.18µm technology; embedded with 1.3mega pixel camera processor; integrates a JPEG codec, an ISP (Image Signal Processor), a LCD controller, an MP3 decoder, a 64-channel MIDI synthesizer, a 3D-sound processor, a 10-band equalizer, a stereo audio speaker/headphone amplifier, a stereo voice ADC, an 8-bit MCU, a FAT 12/16 file system, a flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G phones.	March 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2007, 2008 and 2009, we shipped approximately 18.2 million, 19.7 million and 11.0 million units, respectively, of mobile phone multimedia processors. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Samsung, LG, Bird, Lenovo, Pantech, UTStarcom, ZTE and Huawei, as well as leading mobile phone design houses based in China, including China Techfaith Wireless Communication Technology Limited, CEC Wireless R&D Ltd., and Yuhua Teltech (Shanghai) Co., Ltd.

Security and Surveillance

The following table sets forth the features of our security processors from 2006 to the first quarter of 2010.

Product	Features	Month Introduced(1)
VC0705	High performance camera processor with enhanced image processing functions and JPEG compression and transfer interface. As a SoC chip, it has CMOS sensor interface and digital video input interface and it can capture video stream from CMOS sensor or external TV decoder, implement video enhancement, OSD interface overlay and motion detection, and compress the video to JPEG format before output it through the SPI or UART interface.	November 2009

VC0706	High performance camera processor with enhanced image processing functions. As a SoC chip it has CMOS sensor interface and digital video input interface, can capture the video stream from CMOS sensor or external TV decoder, implement video enhancement, OSD interface overlay and motion detection, before output the digital video through the CCIR656 output interface. External host processors can control the VC0706 processor through the flexible SPI/UART interface.	April 2008

VC0703	High performance video camera processor designed for applications that require high frame rate, low image noise, small package, low voltage and low power consumption; supports various video outputs, such as interlaced/progressive PAL/NTSC composite video output, RGB/YCbCr component video output and S-Video output; supports OSD.	September 2007

VC0702	High performance video camera processor designed for applications that require small package, low voltage and low power consumption; supports various video outputs, such as interlaced/progressive PAL/NTSC composite video output, RGB/YCbCr component video output and S-Video output.	June 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2007, 2008 and 2009, we shipped approximately 1.5 million, 3.5 million and 2.9 million units, respectively, of security processors.

The following table sets forth the features of our security platform from 2009 to the first quarter of 2010.

Product	Features	Month Introduced(1)
VISS R2.10	a carrier-grade security platform that provides remote collection, transferring, storage, processing of images, sounds and other alarming signs for users based on Broad Band Network. R2.10 has scalable, redundancy architecture and can be used to construct key security applications. It also receives certifications from China Telecom and China Unicom for deployment in the Safe-City project.	November 2009

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2009, we derived approximately $1.3 million in revenue from sales of our security platform, representing approximately 99.7% of the total revenue of Vimicro Electronics Corporation. Our security platform has been mainly used by affiliates of China Telecom, China Unicom and China Mobile, the three major telecommunications network operators in China.

We have introduced other surveillance products, including digital surveillance cameras, surveillance system and management software, network cameras, network speed domes, digital video encoders, recorders and servers and software applications. In 2009, we shipped approximately 0.1 million of our other surveillance products.

Other Products

In order to meet demand from many of our China-based PC and embedded notebook camera multimedia processor customers for more comprehensive solutions, we frequently order image sensors based on our specifications from third-party sensor manufacturers and bundle them together with our mixed-signal PC and embedded notebook camera multimedia processors. Historically, we developed and sold proprietary VXP solutions to affiliates of China Telecom and China Unicom to help them promote broadband services to end users. We are also developing and selling mixed-signal power management chips as part of our SoC and system solutions. In 2007, 2008 and 2009, we shipped 191.2 million, 162.6 million and 129.6 million units of our power management chips, respectively.

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

Multimedia SoC Design and Video, Imaging, Audio, Graphic, and Communications Technologies

Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG, H.264 and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation).

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

Scene-based Image Processing Technology

We have launched a scene-based, high-fidelity image processing technology for the surveillance market. This new technology has been adopted by the Chinese National Standard for Technical Specification of Surveillance Video and Audio Coding (SVAC). Our SVAC-enabled digital multimedia processor is designed with low-power, configurable multi-core architecture that substantially boosts the performance of video surveillance systems and improves security.

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

The following is a list of our representative customers and distributors in the PC and embedded notebook camera and mobile phone multimedia processor markets during 2009.

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

A small number of customers and distributors have historically accounted for a substantial portion of our net revenue. In 2009, sales to our top five and top ten customers and distributors collectively accounted for approximately 52% and 70%, respectively, of our net revenue for the year. Sales to HanVision, Tomen and Tuoye, our major distributors, contributed 15%, 11% and 11%, respectively, of our net revenue in 2009. As we expand our mobile phone multimedia processor business, our overall customer composition as well as the identity and concentration of our top customers are expected to change from period to period.

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

We sell our products through both our direct sales force and distributors. Our direct sales staff is located in Beijing, Shanghai, Shenzhen, Tianjin and Taipei, covering major regional markets in mainland China, Taiwan, Japan and Korea. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized distributors and representatives also play important roles in our sales, in particular in the Taiwanese, South Korean and Japanese markets, where many of our principal customers are located. We intend to expand our sales and marketing network to develop new customers in Asia. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales.

The revenue presented below is attributed by country of domicile of the entity that recorded the revenue:

	Years ended December 31,
	2007	2008	2009
	(in $ thousands)
Revenue distribution:

Mainland China	2,423	1,622	3,392

Hong Kong	90,330	84,875	69,579

Total net revenue	92,753	86,497	72,971

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

We engage in marketing activities such as attending conferences and exhibitions and participating in industry specific organizations to promote our products and brand name. We were a founding member of MultiMedia Telecommunications Association, or MMTA, which was established in October 2004 by leading participants in China’s telecommunications industry, such as China Mobile, China Unicom, China Telecom, China Netcom, Huawei and ZTE, to promote domestic and international technical innovation and standards and to promote 3G applications in China. MMTA has established a number of key working groups focusing on developing and promoting industry standards in areas such as streaming technology, mobile TV, DRM and mobile surveillance.

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

We are a co-founder of the Surveillance Digital Video Audio Coding Standard Working Group, or SVAC Working Group. The goals of SVAC Working Group are to develop standards for advanced audio video coding and safety system, to improve synchronization among various safety and alarm systems.

We believe that these activities have been instrumental in promoting our products and brand name among key industry participants.

Manufacturing

We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. By utilizing third-party foundries to produce silicon wafers for our multimedia processors, we are able to focus more of our resources on product design and eliminate the high cost of building and operating advanced semiconductor fabrication facilities. The bulk of our multimedia processors are manufactured with 0.18 micron and 0.13 micron CMOS process technologies. We are developing new products that will be manufactured using more advanced 90 nanometer and 65 nanometer CMOS process technology. We periodically negotiate with these third-party foundries to establish price, volume, timing and other terms.

We have historically purchased substantially all of silicon wafers from TSMC in Taiwan, and SMIC, in China, both leading foundries in the world. We usually order sufficient processors each quarter in advance to ensure that we have sufficient supply to support our current and planned sales growth. As the price of our raw materials has been stable in recent years and due to our long-term relationship with these foundries, we have enjoyed consistent pricing in the past. We have the ability to negotiate our price each quarter or every half year when we order our products for the subsequent quarter. We work closely with these foundries in order to achieve high manufacturing yields in the fabrication process, which is an important aspect of our cost containment efforts.

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

Intellectual Property

We design substantially all of our multimedia processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. As of December 31, 2009, we owned 687 patents and had 1,135 pending patent applications in China, owned 13 patents and had 67 pending patent applications in the United States, owned one patent and had seven pending patent applications in Taiwan, three pending patent applications in Japan and three pending patent applications in Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our multimedia processors.

As of December 31, 2009, we registered 35 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

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

In the PC camera multimedia processor market, we face competition primarily from ALi Corporation, EMPIA Technology, Sonix Technology and Sunplus Technology. We also face competition from large, diversified semiconductor vendors such as Realtek and Ricoh.

In the mobile phone multimedia processor market, we compete with vendors of audio processors such as NEC Electronics, Oki Electric, Rohm, Sunplus Technology, Winbond Electronics Corp. and Yamaha, and vendors of image, video and graphics processors such as ATI Technologies, CoreLogic, MtechVision, Nvidia, Sanyo, Seiko Epson and Sunplus Technology. In addition, we also compete with established suppliers of semiconductor solutions to mobile phone manufacturers, which may be in a position to bundle or integrate multimedia processing functionality with their existing offerings. These suppliers include Analog Devices, Broadcom, Freescale, Infineon, Intel, Mediatek Corporation, Spreadtrum, NEC Electronics, Philips, QUALCOMM, STMicroelectronics and Texas Instruments.

A significant part of security and surveillance market involves video capturing, compression, transmission, storage, processing, display and video analysis. Leveraging our multimedia technologies, we have expanded our business into the security and surveillance market, where we face competition mainly from companies such as Sony, Samsung, Texas Instruments, NXP, Hikvision, H3C and STMicroelectronics.

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

We conduct our integrated circuit design in China through Vimicro China, which holds an ICDE approval from MIIT, and is eligible for preferential tax treatment under PRC laws relating to ICDEs as described below.

Accreditation of ICDEs

Only duly accredited ICDEs may qualify for preferential industrial policies. Pursuant to a policy entitled Administration of the Accreditation of Integrated Circuit Design Enterprises and Products Procedures, jointly issued by MIIT and the SAT, on March 27, 2002, in order to obtain accreditation, an ICDE must (i) be a legally established enterprise whose principal business is semiconductor design; (ii) possess adequate production and quality assurance capabilities; and (iii) generate at least 30% of its total annual revenue from the design of semiconductor products. MIIT has designated China Semiconductor Industry Association as one of the qualified institutions to conduct the accreditation of ICDEs. On June 30, 2004, MIIT and the SAT jointly issued a notice to modify the accreditation procedure. According to notice, an ICDE should file an application with the certification institution for review, and then submit the opinion issued by the certification institution to MITT for final approval.

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

Promulgation of PRC New Income Tax Law. In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations, and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprise” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and the taxation authorities in December 2007 and early 2008. On April 14, 2008, the Measures on the Qualification of High and New Technology Enterprises were promulgated. In accordance with these laws and rules, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not automatically be applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China was recognized as a “high and new technology enterprise” under the New EIT Law by the relevant authorities and effective in 2008, which entitled Vimicro China to a preferential tax rate of 15% for three years from January 1, 2008.

Restriction on Foreign Investment in Value-Added Telecommunications Business

In July 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular. The Circular reiterated the regulations on foreign investment in telecommunications businesses, which requires foreign investors to set up foreign-invested enterprises and obtain a business operating license, or VT license, for conducting any value-added telecommunications business in China. Under the Circular, a domestic company that holds a VT license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by a VT license holder or its shareholder(s). The Circular further requires each VT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or other domestic providers of value-added telecommunications services that have adopted the same or similar corporate and contractual structures as ours.

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization, in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•

the Patent Law of the People’s Republic of China, revised at the seventh meeting of the Standing Committee of the Ninth National People’s Congress of the People’s Republic of China on August 25, 2000 and the revised implementing regulation of the Patent Law issued by the State Council on June 15, 2001, effective July 1, 2001; the third amendment of the Patent Law was adopted by the People’s Congress on December 27, 2008 and became effective on October 1, 2009 and the amended implementing regulation of the Patent Law was issued by the State Council on January 9, 2010, effective on February 1, 2010.

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

•

the Law of the People’s Republic of China on Scientific and Technological Progress amended and adopted at the 31st session of the Standing Committee of the Tenth National People’s Congress of the People’s Republic of China on December 29, 2007. The amended Law of the People’s Republic of China on Scientific and Technological Progress became effective on July 1, 2008;

•

the Property Law of the People’s Republic of China, which was adopted at the fifth session of the Tenth National People’s Congress of the People’s Republic of China on March 16, 2007 and became effective on October 1, 2007; and

•

the Opinions of the Supreme People’s Court on Comprehensively Strengthening the Trial System Involving Intellectual Property Rights Litigation to Provide Judicial Protection for the Construction of an Innovative Country, which was circulated in January 11, 2007. The Supreme Court sought to provide powerful judicial protection of intellectual property rights such as patents, and integrated circuit lay-out designs in this circulation.

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

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the third amendment of the Patent Law, which became effective on October 1, 2009, an individual or a company may request the patent regulatory body under the State Council to grant a compulsory license to use an invention patent or a utility model patent if: (i) three years has passed from the patent grant date and four years has passed from the patent application date by a patent applicant, and the patentee or the patent applicant has not used the patent or has not adequately used the patent without a good reason; or (ii) the patentee’s use of the patent has been recognized as monopolization under applicable laws and the grant of a compulsory license can eliminate or reduce the adverse effect on competition caused by the patentee’s use.

A compulsory license for the use of a semiconductor technology patent is restricted to public uses, or to uses that prevent anti-competitive actions, as determined by judicial or administrative procedures.

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

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), which was amended on August 5, 2008, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE or its local branch.

The amendments to the Exchange Rules, which was adopted on August 5, 2008, provided for the following: (i) domestic entities are no longer required to remit foreign currencies back to the PRC; (ii) international payment or remittance under current accounts is not restricted, and proceeds in foreign currencies are not required to be exchanged into RMB and (iii) the requirement that foreign currencies under capital accounts shall be deposited into designated banks was abolished. Instead, unless the laws provide otherwise, foreign currencies under capital accounts may be retained or exchanged into RMB upon approval by relevant authority, which approval may be waived under certain circumstances; (iv) the foreign currencies under capital accounts may in principle be purchased after the relevant transaction documents are submitted to the relevant financial institutions that sell foreign currencies; and (v) a simplified registration regime is adopted for direct offshore investment by domestic entities.

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

C.	Organizational Structure

The following table sets out the details of our subsidiaries and affiliated entity:

Name	Country of Incorporation	Ownership Interest
Vimicro Corporation (Vimicro China)	People’s Republic of China	100%

Viewtel Corporation (Viewtel)	California, U.S.A.	100%

Vimicro Electronics International Limited (Vimicro Hong Kong)	Hong Kong Special Administrative Region	100%

Vimicro Electronic Technology Corporation (Vimicro Beijing)	People’s Republic of China	100%

Vimicro High-Tech Corporation (Vimicro Shanghai)	People’s Republic of China	100%

Vimicro Technology Corporation (Vimicro Shenzhen)	People’s Republic of China	100%

Jiangsu Vimicro Electronics Corporation (Vimicro Jiangsu)	People’s Republic of China	100%

Wuxi Vimicro Corporation (Vimicro Wuxi)	People’s Republic of China	100%

Vimicro Electronics Corporation (Vimicro Tianjin)	People’s Republic of China	49.99%

Shanghai Visiondigi Technology Co. Ltd. (Visiondigi)	People’s Republic of China	50.95%

Vimicro Sky-Vision Technology Corporation (Vimicro Sky-Vision) (1)	People’s Republic of China	0%

Notes:

(1)	Vimicro Sky-Vision was established in March 2010. Through a series of contractual arrangements, we are considered to be the primary beneficiary of Vimicro Sky-Vision and Vimicro Sky-Vision became our VIE.

We conduct substantially all of our business through our subsidiaries and affiliated companies. Vimicro China primarily conducts our research and development, marketing, finance and administrative activities. It currently has four directly wholly owned subsidiaries: Viewtel Corporation, Vimicro Hong Kong, Vimicro Beijing and Vimicro Wuxi. Vimicro Shenzhen was incorporated in Shenzhen, PRC in November 2006 as a limited liability company with an approved operating period of 20 years. The main business activity of Vimicro Shenzhen is to facilitate domestic sales and perform research and development. In September 2007, Vimicro Shanghai, our wholly owned subsidiary in China was incorporated as a limited liability company with an approved operating period of 30 years. The main business activity of Vimicro Shanghai is to facilitate domestic sales and perform research and development. Vimicro Beijing was established in Beijing in April 2007 as a limited liability company with an approved operating period of 20 years. In December 2007, Vimicro Jiangsu, Vimicro Beijing’s wholly owned subsidiary in China, was incorporated as a limited liability company with an approved operating period of 20 years. The main business activities of Vimicro Beijing and Vimicro Jiangsu are to facilitate external cooperation and to enhance development of system-level solution and exploitation in other development technology. Vimicro Wuxi was incorporated in Wuxi, PRC in July 2009 as a limited liability company. The main business activity of Vimicro Wuxi is to carry out research and development, design and sales of RF/Bluetooth and other chips.

Vimicro Tianjin was formed on December 29, 2008 as a limited stock corporation by Vimicro China, Tianjin SAMC and the Management Fund. Vimicro China and Tianjin SAMC each holds approximately 49.99% ownership interest in Vimicro Tianjin, and the Management Fund holds a nominal ownership interest. Vimicro Tianjin focuses on the design, manufacture and sale of security and surveillance products and solutions.

In July 2009, Visiondigi was formed in Shanghai as a limited liability company by Vimicro China and three DSP experts with an approved operating period of 20 years. Vimicro China and the same three individuals as a group contributed cash and intangible assets, for a 61.5% and 38.5% equity interest in Visiondigi, respectively. In January 2010, Ningbo Sunny invested RMB20 million ($2.9 million) in Visiondigi. Vimicro China increased its shareholding for the consideration of RMB 9.85 million ($1.4 million). As of the end of March 2010, Vimicro China, Ningbo Sunny and the three individuals as a group held 50.95%, 26.16% and 22.89% of equity interest in Visiondigi, respectively. Visiondigi specializes in the research and development, production and sales of network video surveillance products and solutions.

In March 2010, Vimicro Sky-Vision was established as a limited liability company with an approved operating period of 20 years. Zhonghan (John) Deng, our Chairman and Chief Executive Officer, and Zhaowei (Kevin) Jin, our President and Chief Operating Officer, hold 67% and 33% of the equity interest in Vimicro Sky-Vision, respectively. We entered into a series of contractual arrangements with Vimicro Sky-Vision and its shareholders. As a result of these contractual arrangements, Vimicro Sky-Vision becomes a VIE of our company, and we are considered to be the primary beneficiary of Vimicro Sky-Vision. To comply with the PRC regulations that restrict foreign-invested companies from carrying out certain value-added telecommunications business in China, we conduct our wireless value-added telecommunication operations, particularly the mobile surveillance business, through Vimicro Sky-Vision.

D.	Property, Plant and Equipment

We are a multimedia semiconductor and solution provider. We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. Therefore, we do not have manufacturing facilities of our own.

Our principal executive offices are located on premises comprising approximately 8,026 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen, Nanjing, Tianjin, Wuxi, Hong Kong, Taiwan, San Diego and Silicon Valley, California. We lease substantially all of our premises from unrelated third parties. We believe that we will be able to obtain adequate facilities, either at research and development centers that are currently planned for construction and will be available for future use or leasing of appropriate properties, to accommodate our future expansion plans.

In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the land use right for approximately 5,046.524 square meters of land from Beijing local government. Upon acquisition of the land, Vimicro China shall be responsible at its own cost for the land grounding work (including the relevant removal and relocation work) and infrastructure construction work (including the relevant construction of access to road, water, electricity, telecommunication, gas, etc.). The land will be the site of a new office building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use right is RMB39.1 million ($5.73 million). Pursuant to an agreement entered into in December 2006 between Vimicro China and Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, the former holder of this land use right, Vimicro China shall transfer 35% of the total construction area of the same developed property to Xinhua Agricultural as compensation in kind for the expropriation of the land upon completion of the construction of the office building. The proposed project is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. It is estimated that the construction of this new building will be completed by 2012.

In June 2007, Vimicro Shenzhen entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB6.7 million ($1.0 million), we acquired the land use right for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park. The land will be the site of a new building, which will become Vimicro Shenzhen’s office building and accommodate a research and development center. According to the land use right transfer agreement, we had until June 22, 2009 to complete construction on this site. The relevant government agencies received our construction extension application in June 2009 and we believe the application will likely be approved. However, the relevant government agencies could deny our application for extension and forfeit this land as idle land, in which case we will receive a refund in the amount equal to the consideration we paid for the land use right minus any applicable monetary penalty. If we receive the approval for the extension, governmental authorities may require us to obtain other necessary approvals for the proposed project. Construction on this site is expected to start in the first half of 2010. We are in discussions with the potential developers of this site for an estimated completion date.

In November 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd. pursuant to which, in consideration of approximately RMB42.2 million ($6.2 million), Vimicro Shanghai would acquire the land use right for approximately 21,123 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. We have planned to use this property as the site of a new building, which will become Vimicro Shanghai’s office building and accommodate a research and development center. Governmental authorities require us to obtain necessary governmental approvals for the proposed project. Construction on this site is expected to start in the first half of 2010. We are in discussions with the potential developers of this site for an estimated completion date.

In December 2007, Vimicro Jiangsu entered into an agreement with Xuzhuang Committee and the Xuanwu SAMC, pursuant to which, in consideration of approximately RMB39.6 million ($5.8 million) to be paid in installments, Vimicro Jiangsu would acquire the land use right for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park. We had acquired such rights through the Xuzhuang Committee and Xuanwu SAMC, both of which are government-affiliated entities. In June 2009, Vimicro Jiangsu entered into a supplementary agreement with Xuzhuang Committee and the Xuanwu SAMC pursuant to which the size of the plot stipulated in the original agreement was reduced to approximately 68,224 square meters from 80,000 square meters, and the payment for the transfer was reduced to RMB33.8 million ($4.9 million). Furthermore, pursuant to a supplementary agreement signed in July 2009 among Vimicro Jiangsu, Nanjing SAMC and the Nanjing Municipal Bureau of Land Resources, Vimicro Jiangsu became the direct transferee of the land use right of the plot and the owner of the land use right. The last installment of the transfer cost of RMB9.2 million ($1.3 million) may be offset by the taxes we pay to Xuanwu District according to a pre-set, seven-year schedule, or offset by any local government subsidies to us. This land will be used as the site of Vimicro Jiangsu’s office building and a research and development, IC design and industrial center. Governmental authorities require us to obtain necessary governmental approvals for the proposed project. According to the foregoing agreements, the construction of the proposed project on this land should be commenced prior to December 31, 2009. We expect to commence construction of this project in the first half of 2010, after we obtain the land use right certificate for this land. We are also in discussion with the relevant authorities on possible extension of construction and amendment of the relevant agreements. However, the relevant government authorities may deny our request and impose penalties or fines on us for the construction delay. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Construction delay and other risks associated with our construction projects may require higher capital expenditure and have an adverse impact on our business and results of operation.”

In May 2009, Vimicro Tianjin entered into a transfer agreement for land use rights with Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB13.8 million ($2 million), Vimicro Tianjin acquired the land use right for approximately 34,418 square meters of land in Tianjin Economic Technology Development Area. The land will be the site of Vimicro Tianjin’s office building and production facilities. Governmental authorities require us to obtain necessary governmental approvals for the proposed project. We plan to start construction of this project in the first half of 2010 and expect to complete the construction of the first building by the end of 2011.

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

We have grown significantly since we introduced our mixed-signal multimedia products in September 2001. However, affected by the slowdowns in semiconductor industry since 2007 and worldwide financial crisis since late 2008, our net revenue decreased from $92.8 million in 2007 to $86.5 million in 2008, and decreased further to $73.0 million in 2009. The decrease in net revenue of $13.5 million from 2008 to 2009 was mainly attributable to decreased shipment of mobile phone multimedia processors and third-party sensors, as well as a decline of the average selling price of PC, embedded notebook camera multimedia processors and third-party sensors, as a result of severe competition in the market and a weakening global economy. Our gross profit decreased from $28.5 million in 2007 to $24.7 million in 2008 and $21.1 million in 2009. The decrease in gross profit by $3.6 million from 2008 to 2009 was mainly due to the decrease in revenue discussed above. We had a net loss of $2.0 million in 2007 and a net loss of $13.6 million in 2008 as a result of the decrease in gross profit. Our net loss amounted to $20.7 million in 2009, mainly due to the further decrease in gross profit and an increase in operating expenses. Our limited operating history makes the prediction of future operating results very difficult. We believe that period to period comparisons of operating results should not be relied upon as predictive of future performance.

We currently derive a significant portion of our revenue from sales of mixed-signal PC and embedded notebook camera multimedia processors, as well as mobile phone multimedia processors and other new mixed signal products. In the future, we intend to sell less third-party image sensors and to derive an increasing percentage of our revenue from security and surveillance products and solutions abased on certain core technologies we develop to address the needs of additional markets which we believe have the potential for high volume sales of multimedia products. Our security and surveillance business contributed $2.2 million in 2009 since it started generating revenue in the fourth quarter of 2009.

In December 2008, Vimicro China established Vimicro Tianjin to focus on the design, manufacture and sale of security and surveillance products. In August 2009, Vimicro Tianjin acquired from ASB the ViSS business, a leading security and surveillance solution for telecommunication networks. In July 2009, Vimicro China established Visiondigi in Shanghai to focus on network video surveillance products and solutions. Vimicro Tianjin and Visiondigi constituted another reportable segment in 2009 for security and surveillance products, in addition to the multimedia processor segment.

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

Our gross profit margins have historically fluctuated and are expected to continue to fluctuate due to several factors, including changes in the relative mix of our products, the per-unit costs for our products, and the average selling prices for our products. We expect to continue to face price pressure for our products as average selling prices for semiconductor products generally decline over time. However, the average selling price decline may be mitigated by our developing and marketing successive generations of products with lower unit costs than prior generations. In order to maintain or improve our gross profit margins, we need to continue to introduce new, lower cost products, increase sales volumes and reduce unit costs.

We expect that the total amount of our operating expenses will generally grow over time. Our research and development expenses are expected to increase as we continue to develop new multimedia products and security and surveillance products and increase our headcount. Our sales and marketing expenses are expected to grow as we expand our sales and marketing network, especially in the new business of security and surveillance and engage in additional marketing and promotional activities. Our general and administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a publicly-traded company.

Furthermore, as most of our operating expenses are denominated in RMB, we also expect our operating expenses will continue to increase if there is continued appreciation of the RMB against the U.S. dollar, which is our reporting currency.

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

Discussion of Segment Operations

Historically, we managed our business as a single operating segment engaged in providing multimedia semiconductors and solutions. In order to better manage and measure the performance of different lines of businesses, we grouped our subsidiaries and joint ventures into the following two operating segments:

•	multimedia processors segment, which refers to entities that have been primarily engaged in the design, manufacture and sale of multimedia processors; and

•	Security and surveillance segment, which refers to entities that have been primarily engaged in the design, manufacture and sale of security and surveillance.

We established Vimicro Tianjin to focus on the design, manufacture and sale of security and surveillance products in December 2008. In September 2009, Vimicro Tianjin acquired from ASB the ViSS business, a leading security and surveillance solution over telecommunication networks. In July 2009, Vimicro China established Visiondigi in Shanghai to focus on network video surveillance products and solutions. As a result of the above, we have two reportable segments beginning in 2009. In 2009, we had net revenue, cost of revenue and gross profit from sales of security and surveillance products of $2.2 million, $1.3 million and $0.9 million, respectively, compared to $70.8 million, $50.6 million and $20.2 million, respectively, from sales of multimedia processors. We believe that sales of security and surveillance products will constitute a greater portion of our revenue, cost of goods sold and gross profit in the future. Due to that we only commenced segmentation reporting in 2009, we are unable to present period to period comparison for the historical periods. The two segments are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. We do not allocate operating expenses among our products and no measure of assets by segment is used by chief operating decision maker.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenue

We generate revenue from sales of a variety of mixed-signal multimedia processors for PC and embedded notebook cameras, as well as mobile phones and other related products. Our net revenue reflects a deduction for business taxes and related surcharges incurred in connection with our operations in China. The following table sets forth our net revenue derived from PC and embedded notebook camera multimedia processors, image sensors, mobile phone multimedia processors, security and surveillance products and other products, respectively, in amounts and as percentages of total net revenue for the periods indicated.

	For the Year Ended December 31,
	2007		2008		2009
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In $ thousands, except percentages)
Net revenue:

PC and embedded notebook camera multimedia processors	38,869	41.9	36,334	42.0	36,802	50.4

Image sensors	19,422	20.9	17,166	19.8	12,101	16.6

Mobile phone multimedia processors	24,003	25.9	20,284	23.5	12,836	17.6

Security and surveillance products (1)	—	—	—	—	2,146	2.9

Other products	10,459	11.3	12,713	14.7	9,086	12.5

Total net revenue	92,753	100.0	86,497	100.0	72,971	100.0

(1) Revenue generated from sales of security and surveillance products by Vimicro Tianjin and Visiondigi in 2009 is reported in a separate reportable segment of business.

Cost of Revenue and Gross Profit

Our cost of revenue primarily consists of costs associated with fabrication of wafers, assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party products that we sell to our customers, the cost of hardware and software, installation and other services and warranty cost . As we do not have long-term, fixed supply agreements with third-party foundries and assembly and testing companies, our costs for wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market.

Cost of revenue was $64.3 million, $61.8 million and $51.9 million in 2007, 2008 and 2009, respectively. Gross profit margin was 30.7%, 28.5% and 28.9% for the years ended December 31, 2007, 2008 and 2009, respectively.

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

Share-based Employee Compensation

In 2007, 2008 and 2009, we recognized a total of $4.6 million, $6.1 million and $8.9 million, respectively, of share-based employee compensation expenses.

We adopted a 2004 share option plan, or the 2004 Plan, and granted a total of 2,701,200 options to our employees under the 2004 Plan in 2005. Our board of directors and shareholders also adopted a 2005 Share Incentive Plan, or the 2005 Plan. For a description of the 2004 Plan and 2005 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” As of December 31, 2007, 2008 and 2009, 15,685,200, 16,248,600 and 17,099,152 options, respectively, were granted under the 2005 Plan.

We have adopted Accounting Standards Codification (“ASC”) 718 “Compensation-Stock Compensation,” or ASC 718, with effect from January 1, 2006, under which share-based compensation expense is determined based on the fair value of the share option as of the option grant date. Our share-based compensation expense increased in 2009 as compared to 2008 and 2007 due primarily to the $4.7 million share-based compensation expenses resulting from the grant of approximately 9.8 million ordinary shares to certain members of our management on June 30, 2009. We also granted restricted shares and recognized the resulting share-based compensation expenses under ASC 718. We might continue to issue share-based awards in the future.

As of December 31, 2009, there was approximately $4.3 million in unrecognized share-based compensation expenses related to share options, of which $13,000 is under the accelerated method and approximately $4.3 million is under the straight-line method. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 0.65 and 1.83 years under the accelerated method and the straight-line method, respectively. As of December 31, 2009, there was $325,000 in unrecognized share-based compensation expense related to restricted shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.59 years. To the extent the actual forfeiture rate is different from original estimates, actual share-based compensation related to these awards may be different from the expectation.

Research and Development

We received grants from various PRC government authorities from 2007 through 2009. The aggregate amounts of the grants we received were $3.6 million, $1.5 million and $6.2 million in 2007, 2008 and 2009, respectively. As of December 31, 2009, we had unused grants of $3.8 million in connection with establishment and business operation of Vimicro Wuxi.

Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, lease expenses for occupancy associated with research and development, costs of engineering services from contractors and consultants, purchase cost of intellectual property, depreciation of engineering equipment and share-based compensation expenses. Our research and development expenses have been offset by the government grant associated with particular research and development projects that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of $3.8 million, $1.5 million and $1.7 million of these grants to research and development projects in 2007, 2008 and 2009, respectively. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future. We expect that our total research and development expenses, including, among other things, costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, will increase as we continue to develop new multimedia products.

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

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs for administrative personnel, travel, lease and other expenses for general and administrative purposes, share-based compensation expenses, as well as costs for outside services, including legal and accounting services. We expect that our total general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operations.

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

On March 8, 2006, Vimicro China received qualification from the Ministry of Commerce as an “Advanced Technology Enterprise with Foreign Investment.” According to the regulations of the Beijing Municipal Office of State Administration of Taxation, an enterprise with this qualification is entitled to a preferential enterprise income tax rate for the three years following the receipt of this qualification, equal to the higher of 10% or half of the applicable tax rate. As a result, on April 4, 2006, Vimicro China received approval from Beijing Municipal Office of State Administration of Taxation and was entitled to a 10% preferential income tax rate starting from 2006 to 2008. In March 2007, the National People’s Congress adopted the New EIT Law, which became effective as of January 1, 2008. The preferential tax treatment described above was discontinued under the New EIT Law, and the 10% preferential income tax rate was no longer applicable to Vimicro China starting from 2008.

Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws, administrative regulations, as well as circulars with equivalent effect, shall be subject to transitional rules to gradually change their rates to 25%. The New EIT Law and the related Implementation Rules also provide a preferential tax rate of 15% to enterprises that qualify as “high and new technology enterprises.” Vimicro China obtained the certificate as a “high and new technology enterprise,” subject to examination every three years, which entitled Vimicro China to a preferential tax rate of 15% starting from 2008.

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

Value-added Tax According to PRC value-added tax policy, Vimicro China is subject to an output Value-added Tax, or VAT, at 17% of selling price of products sold to customers in China, while the purchase of products by Vimicro China is subject to an input VAT at the rate of 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT. On November 5, 2008, the PRC State Council passed The Provisional Regulations of the People’s Republic of China on Value-Added Tax (“New VAT Law”). In accordance with the New VAT Law and its Implementation Rules, which became effective as of January 1, 2009, input VAT on fixed asset purchases are included in the input VAT for VAT payable purposes.

Business Tax. According to PRC business tax policy, service income generally is subject to business tax at 5%. Vimicro China is entitled to business tax exemption on income arising from or related to technology transfers, provided these technology transfer agreements are registered with the relevant government agencies. In accordance with the Implementation Rules for the PRC Tentative Regulations on Business Tax, promulgated on December 15, 2008 and effective as of January 1, 2009, service income is subject to PRC business tax when either the service provider or the service recipient is located in China. We incurred additional business tax primarily in connection with our procurement of overseas intellectual properties and the purchase of the research and development services from Viewtel by Vimicro China beginning January 1, 2009.

United States

Income Tax. Viewtel, our subsidiary in the United States, is subject to state income tax and federal income tax in the United States at varying tax brackets, depending upon taxable income levels. Viewtel incurred income tax expenses of approximately $2,000, $5,000 and $11,000 for the years of 2007, 2008 and 2009, respectively.

Hong Kong

Profits Tax. Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business.

Vimicro Hong Kong, the Hong Kong subsidiary of Vimicro China, has filed Hong Kong profits tax returns for the years of 2003/04 to 2005/06. However, Vimicro Hong Kong applied for reopening of its profits tax returns with the Hong Kong Inland Revenue Department in September, 2006 to lodge offshore claims for all years since the commencement of its operations in 2002 and filed amended tax returns. Based on the territorial source principle of taxation in Hong Kong, it is considered that Vimicro Hong Kong has a reasonable technical basis to lodge the offshore claim. An adjustment was made in 2006 to reflect the accumulative changes as a result of the change in filing status. The offshore position claim of Vimicro Hong Kong was being examined by the Hong Kong Inland Revenue Department as of December 31, 2009.

Pursuant to relevant PRC tax rules, Vimicro Hong Kong is probably deemed to create a permanent establishment in Mainland China because Vimicro China conducted certain trading activities on behalf of Vimicro Hong Kong in China. Consequently, the profits of Vimicro Hong Kong attributable to its permanent establishment in China are probably subject to PRC income taxes. Furthermore pursuant to the New EIT Law and related implementation rules effective from January 1, 2008, if Vimicro Hong Kong is deemed to be a PRC tax resident, it will be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. In order to be prudent, Vimicro Hong Kong accrued PRC income tax expenses of $131,000 for the year ended December 31, 2009. In PRC, tax authorities are empowered to assess the net taxable income of a taxpayer. The tax authorities shall adopt methods other than actual profits method if the taxpayer is deemed unable to correctly compute taxable income due to inaccurate or incomplete accounts or other reasons. If the tax authority assess taxable income using the deemed profits method, material difference could result in the amount of income tax expense provided for Vimicro Hong Kong.

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

Revenue Recognition

We recognize revenue from the sales of products and rendering of services on a gross basis when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title have occurred, the fees are fixed or determinable and collectability is reasonably assured, as prescribed by ASC 605 “Revenue recognition”.

Multimedia processors

Multimedia processor revenue derives from PC and embedded notebook camera multimedia processors, mobile phone multimedia processors, image sensors, and other products. Multimedia processors revenues are generally recorded net of business taxes and related surcharges, provided all revenue recognition criteria have been met.

The cost of multimedia processor revenue primarily consists of costs unconsolidated affiliated with the fabrication of wafers, assembly, testing and shipping of our multimedia processors, amortization of costs unconsolidated affiliated with production masks and tooling and costs of third-party image sensors that we sell to our customers.

Security and surveillance products

Surveillance and security products arrangements generally comprise of hardware, software and installation. These arrangements are considered multiple accounting units in accordance with Accounting Standards Update (“ASU”) No. 2009-13. “Revenue recognition (Topic 605): Multiple-Deliverable Recognition Arrangement”. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price. Relative selling price method is based on vendor-specific objective evidence (“VSOE”) of selling price if available, third-party evidence (“TPE”) if VSOE is not available, or management’s best estimate the selling price (“ESP”) if neither VSOE nor TPE is available. The Company uses the ESP for each deliverable in 2009 as neither VSOE nor TPE is available. The objective of ESP is to determine the price at which the Company would transact a sale if the deliverable were sold on a stand-alone basis. The Company determines ESP for a deliverable by considering multiple factors including, but not limited to, market conditions, competitive landscape, cost, gross margin objectives and pricing practices.

The Group recognizes revenue of delivered hardware and software components after obtaining the shipping acceptance from customers and recognizes revenue of installation service after obtaining the final acceptance from customers.

The cost of security and surveillance product revenue include the cost of hardware and software, third-party hardware and software products, installation and other services and warranty cost.

Mostly the installation service will be provided within several months after delivering the hardware and software and warranty period is within one to three years after shipping acceptance. Warranty obligation is provided based on estimated warranty payment when the underlying revenue is recognized.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill from the acquisition of ViSS business is allocated to security and surveillance products segment.

Intangible Assets

Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method and carried at cost less accumulated amortization with no residual value. The estimated useful lives of intangible assets are reviewed at least annually.

An intangible asset that is subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Group evaluates recoverability of an intangible asset by comparing the carrying amount of the intangible asset to its fair value. An intangible asset is considered to be impaired if its carrying amount is greater than its fair value and the impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset.

Share-based Compensation

Our share-based compensation plan is described in more detail under “Item 6. Directors, Senior Management and Employees.” We adopted ASC 718 using the modified prospective transition approach from January 1, 2006. Prior to January 1, 2006, we accounted for share-based compensation arrangements with employees in accordance with the provisions of APB 25 “Accounting for Stocks Issued to Employees,” and related interpretations thereof. Pursuant to ASC 718, we recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair value of the share option and restricted share on the date of grant. We continue to account for share options that had been granted prior to the initial public filing of our registration statement on Form F-1 with the SEC on October 24, 2005 and that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing of our registration statement on Form F-1 but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of ASC 718 is computed based on the grant date fair values of those awards. For the options that were repriced during the year ended December 31, 2008, in accordance with ASC 718, we recognized additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards.

We recognize share-based compensation using the accelerated method for all share-based awards issued prior to January 1, 2006. We have elected to recognize share-based compensation after the date of adoption of ASC 718 using the straight-line method for all share-based awards issued or modified after January 1, 2006, which results in the recognition of less share-based compensation in the first several years during the vesting period compared to that which would have been recognized had we used the accelerated method. Forfeitures were estimated based on historical experience and are periodically reviewed.

We account for share awards issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50 “Equity-Based Payments to Non-Employees” or ASC 505-50. Under ASC 718 and ASC 505-50, we use the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

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

Impairment of Long-lived Assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the estimated future undiscounted cash flows to be produced by the assets. If the total of the estimated future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income based on the excess of the carrying value over the fair value of the asset or asset group. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. During the three years ended December 31, 2009, we did not record impairment charges. If we make different judgments or adopt different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenue for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009
Net revenue	100.0%	100.0%	100.0%

Cost of revenue	(69.3)%	(71.5)%	(71.1)%

Gross profit	30.7%	28.5%	28.9%

Operating expenses:

Research and development, net	(21.6)%	(28.4)%	(36.1)%

Sales and marketing	(5.0)%	(5.8)%	(7.3)%

General and administrative	(11.3)%	(14.3)%	(20.3)%

Total operating expenses	(37.9)%	(48.5)%	(63.7)%

Other income	4.9%	4.5%	6.6%

Income tax benefit/(expense)	0.1%	(0.4)%	(0.1)%

Net loss	(2.2)%	(15.8)%	(28.3)%

Comparison of the Year Ended December 31, 2009 and 2008

Net Revenue. Our net revenue decreased by $13.5 million, or 15.6%, to $73.0 million in 2009 from $86.5 million in 2008. This decrease was primarily due to (i) a decrease in revenue from the sales of mobile phone multimedia processors from $20.3 million in 2008 to $12.8 million in 2009, mainly caused by a 44.2% decrease in unit shipment in 2009, as one telecom operator temporarily suspended the purchase of our mobile phone multimedia processors in connection with their CDMA business, which resumed at the end of 2009 and (ii) a decrease in revenue from the sales of image sensors from $17.2 million in 2008 to $12.1 million in 2009, mainly caused by a decrease in unit shipments by 9.7% and a reduction in unit price by 21.9%, as a result of our strategic decision to focus on the sales of our proprietary products in response to the global pressure on the pricing and supply of sensors. The decrease in revenue was partially offset by (i) the increase of revenue from the sales of notebook camera processors from $28.0 million in 2008 to $29.8 million in 2009, due primarily to an increase in unit shipments by 35% in 2009, and (ii) $2.2 million revenue generated from sales of security and surveillance products in the fourth quarter of 2009.

Cost of Revenue and Gross Profit. Cost of revenue decreased by $9.9 million, or 16.0%, to $51.9 million in 2009 from $61.8 million in 2008. The decrease was primarily due to a 16.1% decrease in our sales volume. Our gross profit decreased by $3.6 million, or 14.6%, to $21.1 million in 2009 from $24.7 million in 2008. Our gross profit margin kept stable at 28.9% in 2009, compared with 28.5% in 2008, primarily due to (i) the increase of sales of relatively higher gross profit margin embedded notebook camera multimedia processors in our product mix, which increased 35% from 19.7 million units in 2008 to 26.6 million units in 2009 and offset by (ii) the gross profit margin of image sensor declined to -3.8% in 2009 from 5.8% in 2008 due to our destocking of sensors in 2009.

Operating Expenses. Operating expenses increased by $4.6 million, or 11.0%, to $46.5 million in 2009 from $41.9 million in 2008. This increase was primarily due to (i) a $2.7 million increase in share-based compensation expenses, mainly attributable to the $4.7 million share-based compensation expense in connection with the grant of ordinary shares to certain members of the management in June 2009, partially offset by full vesting in 2009 of options granted in prior years and the decrease in option grants to employees in 2009 and (ii) an increase of $3.0 million in salary and welfare, $2.2 million of which was for research and development staff . However the increase of operating expenses was partially offset by a decrease of $1.0 million in purchase of intellectual properties.

•

Research and Development. Research and development expenses increased by $1.8 million, or 7.3%, to $26.4 million in 2009 from $24.6 million in 2008. Our gross research and development expenditures before government grant deduction increased by $2.0 million, or 7.7%, from $26.1 million in 2008 to $28.1 million in 2009. The increase was mainly due to (i) an increase of approximately $2.2 million in payroll and welfare expenses, including payroll and welfare expenses incurred for the new surveillance business conducted by Vimicro Tianjin and Visiondigi and (ii) an increase of $0.5 million for share-based compensation expenses, and partially offset by a decrease of $1.0 million in purchase of intellectual properties. We expect our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchasing intellectual properties, to increase as we continue to expand our portfolio of multimedia products.

•

Sales and Marketing. Sales and marketing expenses increased by $0.3 million, or 6.0%, to $5.3 million in 2009 from $5.0 million in 2008. The change mainly reflected a $0.4 million increase in commission fee and a $0.2 million increase in salary and compensation for our sales staff, which was partially offset by a $0.6 million decrease in share-based compensation expenses.

•

General and Administrative. General and administrative expenses increased by $2.5 million, or 20.3%, to $14.8 million in 2009 from $12.3 million in 2008, which is mainly attributable to an increase of $2.8 million in share-based compensation expenses and $0.6 million in payroll and welfare expenses.

Income Tax Expense/Benefit. Income tax expense was approximately $91,000 in 2009 compared to approximately $305,000 in 2008, the fluctuation was mainly due to increase in valuation allowance in 2008 arising from the realizability of $281,000 of China deferred tax assets recorded as December 31, 2007 as a result of the Company’s pre-tax losses incurred in 2008.

Other Income. Other income was $4.8 million in 2009 compared to $3.9 million in 2008 mainly due to increase in gain on disposal of marketable equity securities of $2.5 million and government grants of $0.5 million, partially offset by decrease in interest income from $2.4 million in 2008 to $1.4 million in 2009, and foreign exchange gain of $1.1 million due to RMB continuous appreciation against US dollar in 2008.

Net Income. We had a net loss of $20.7 million in 2009, compared to a net loss of $13.6 million in 2008, mainly due to the decrease of revenue from the sales of multimedia processors and the expenses related to our new security and surveillance business.

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

Operating Expenses. Operating expenses increased by $6.8 million, or 19.4%, to $41.9 million in 2008 from $35.1 million in 2007. This increase was primarily due to (i) a decrease of approximately $2.3 million in governmental grants to our research and development projects, (ii) an increase of $1.9 million in salary and welfare, in which $1.5 million was for research and development staff; (iii) a total increase of $1.3 million in share-based compensation expenses, (iv) a total increase of $0.6 million in business entertainment expenses and (v) a total increase of $0.4 million in purchase of intellectual properties.

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

Other Income Other income was $3.9 million in 2008 compared to $4.6 million in 2007 mainly because interest income decreased to $2.4 million by $1.6 million in 2008 compared to 2007, partially offset by foreign exchange gain of $1.1 million in 2008 due to RMB continuous appreciation against U.S dollar in 2008.

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

In the past, we financed our operations primarily through sales of our equity interests to private investors, the proceeds from our initial public offering, as well as through cash generated from our operating activities. We have also received government grants to fund our research and development projects. Our principal use of cash for the three years ended December 31, 2009 was to fund our working capital requirements and investments. As of December 31, 2008 and 2009, we had $58.2 million and $84.5 million in cash and cash equivalents, respectively.

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for our mobile phone multimedia processors and security and surveillance products. We plan to fund the increase in working capital requirements from our operating cash inflow and existing cash reserve.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(in $ thousands)
Net cash provided by/(used in) operating activities	8,403	(2,759)	(5,788)

Net cash (used in) provided by investing activities	(9,415)	(94,038)	32,961

Net cash provided by/ (used in) financing activities	22	34,922	(949)

Effect of exchange rate changes on cash and cash equivalent	3,114	3,132	71

Net increase/(decrease) in cash and cash equivalent	2,124	(58,743)	26,295

Cash and cash equivalent at beginning of year	114,834	116,958	58,215

Cash and cash equivalent at end of year	116,958	58,215	84,510

Net cash used in operating activities in 2009 and 2008 was $5.8 million and $2.8 million respectively, primarily as a result of our operating loss. Net cash provided by operating activities amounted to $8.4 million in 2007, primarily as a result of our operating profit excluding non-cash share-based compensation expenses and depreciation.

Net cash provided by investing activities was $33.0 million in 2009, primarily due to the release of approximately $73.2 million from restricted cash account into cash and cash equivalents account of Vimicro Tianjin , partially offset by cash consideration of $8.2 million paid for ViSS business acquisition and the increase of $29.0 million in short-term deposits. Net cash used in investing activities was $94.0 million in 2008, primarily due to the investment of approximately $73.2 million for the establishment of Vimicro Tianjin and $14.7 million in short-term time deposits. Net cash used in investing activities was $9.4 million in 2007, primarily due to an approximately $4.5 million purchase of fixed assets and $4.9 million payments towards land use rights.

Net cash used in financing activities was $0.9 million in 2009, primarily due to our repurchase of 286,000 ADSs. Net cash provided by financing activities amounted to $34.9 million in 2008, primarily due to capital contributions from non-controlling interests of Vimicro Tianjin, offset in part by the amount we used to repurchase shares. Net cash provided by financing activities amounted to $22,000 in 2007, primarily due to proceeds from the exercise of share options,

Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue, the performance of security and surveillance projects or construction of office buildings. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility.

Regulations in the PRC permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries from transferring funds to our company in the form of dividends, loans and advances. In addition, the registered capital of our PRC subsidiaries is also restricted. We have cash and bank deposits of approximately $112.0 million and $97.5 million in PRC as of December 31, 2008 and 2009, respectively, of which approximately $104.7 million and $89.7 million, respectively, are denominated in RMB.

Capital Expenditures

Our capital expenditures amounted to $4.5 million, $3.4 million and $2.7 million, in 2007, 2008 and 2009, respectively. In the past, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities. We estimate that we will make capital expenditures of approximately $1.8 million in 2010 (excluding land use rights premium, property development expenditure and capital injection into new companies), for purchases of software, development tools and other items related to our product development activities, of which we spent approximately $0.6 million in the three months ended March 31, 2010.

Vimicro China has executed an agreement in December 2006 with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for expropriation of the land.

In December 2007, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industry Base (“Xuzhuang Committee”) and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd (“Xuanwu SAMC”). Under the agreement, Vimicro Jiangsu would acquire land use rights for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park in consideration of RMB 39.6 million ($5.8 million). On June 18, 2009, Vimicro Jiangsu entered into a supplementary agreement, pursuant to which the size of the plot stipulated in the original agreement was reduced to approximately 68,224 square meters, and the payment for the transfer was reduced to RMB33.8 million ($4.9 million). Pursuant to the original agreement, the last installment of the transfer cost of RMB 9.2 million ($1.3 million) may be offset by the taxes Vimicro Jiangsu pays to Xuanwu District according to a pre-set, seven-year schedule or offset by any local government subsidies to Vimicro Jiangsu. Total consideration of RMB 24.6 million ($3.6 million) was paid for the land use right as of December 31, 2009. This land will be the site of a new building, which will become Vimicro Jiangsu’s office building and accommodate a research and development center.

In addition, we have incurred the following land use right and investment expenditures for the four months ended April 30, 2010.

In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to officially acquire the construction land use rights for 5,046.524 square meters located in Haidian, Beijing. The aggregate consideration for the acquisition of the land use right is RMB39.1 million ($5.7 million) and was fully paid in March 2010.

In April 2010 Vimicro Shanghai obtained the land use right certificate for the land located in Shanghai, PRC after payment of the last consideration of RMB12.9 million ($1.9 million). The total consideration for the land amounted to approximately RMB 42.2 million ($6.2 million).

In January 2010, Ningbo Sunny invested RMB 20 million ($2.9 million) in Visiondigi. Vimicro China increased its shareholding for the consideration of RMB 9.85 million ($1.4 million). As of the end of March 2010, Vimicro China, Ningbo Sunny and the three individuals as a group held 50.95%, 26.16% and 22.89% of equity interests in Visiondigi, respectively.

As various regulations in China restrict or prevent foreign-invested entities, such as us, to operate value-added telecommunications business, including wireless value-added telecommunications business, we rely on Vimicro Sky-Vision to hold and maintain the permits and licenses necessary to operate our wireless value-added telecommunications business in China through various contractual arrangements and certain corporate governance and shareholder rights arrangements. We have, through Vimicro China, extended loans of RMB 10 million ($1.5 million) in February 2010 to Zhonghan Deng (RMB6.7 million) and Zhaowei Jin (RMB3.3 million), each a member of the Company’s management to finance their capital contribution in Vimicro Sky-Vision. As a result of these contractual arrangements, we are considered to be the primary beneficiary of Vimicro Sky-Vision and accordingly, we consolidated the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements.

C.	Research and Development

We maintain a team of experienced engineers who are involved in our research and development efforts. As of December 31, 2009, our research and development staff consisted of 585 employees, representing approximately 81% of the total number of our employees. Many of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. Going forward, we intend to recruit most of our engineers in China. We have established various recruiting and training programs with leading universities in China. In addition, we will also selectively recruit experienced engineers from Silicon Valley. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to $23.9 million, $26.1 million and $28.1 million in 2007, 2008 and 2009 respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any operational trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	More than 3 years
	(in $ thousands)

Operating lease obligations	2,549	2,389	160	—

Product purchase obligations	5,112	5,112	—	—

Property, equipment and software purchase obligation	198	198	—	—

Total	7,859	7,699	160	—

In addition to the contractual obligations in the table above, we have contractual obligations under certain land use rights acquisition agreements which are described in the section entitled “Item 5 Operating and Financial Review and Prospects- B. Liquidity and Capital Resources”.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Position/Title
Zhonghan (John) Deng	Chairman of the Board and Chief Executive Officer

Xiaodong (Dave) Yang	Director, Chief Technology Officer

Zhaowei (Kevin) Jin	Director, President and Chief Operating Officer

Yundong (Raymond) Zhang	Senior Vice President and Head of Product and Marketing

Jun Zhu	Vice President and Head of IC Engineering

David Wei Tang	Chief Financial Officer and Vice President of Finance

Changyong (Robert) Chen (2)(3)	Independent Director

Donald L. Lucas (1)(3)	Independent Director

Theodore Van Duzer (1)(2)	Independent Director

Zhijie (Jeffrey) Zeng (3)	Independent Director

(1)	Member of the Corporate Governance and Nominating Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

Dr. Zhonghan (John) Deng is a co-founder of our company. He currently serves as the chairman of our board of directors and chief executive officer of our company. Dr. Deng was elected as the youngest member of Chinese Academy of Engineering in December 2009 and a member of the National People’s Congress of the People’s Republic of China for a five-year term from March 2008. He also serves as a board member and audit committee member of Sohu.com Inc. (Nasdaq: SOHU). Dr. Deng has received numerous awards for his achievements, including the National First Class Award for Science and Technology in 2005, which was presented by the President of China, Hu Jintao. Dr. Deng graduated from the University of California at Berkeley with a Ph.D. degree in Electrical Engineering and Computer Science, a M.S. degree in Economics and a M.S. degree in Physics. Dr. Deng worked as a research scientist for IBM at the T.J. Watson Research Center in Yorktown Heights, New York.

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

Zhijie (Jeffrey) Zeng has served as a member of our board of directors since July 31, 2009. He is currently the managing partner of Kaixin Investment, a venture capital fund founded by China Development Bank Corporation and CITIC Capital (formerly known as the China International Trust and Investment Company). Prior to joining Kaixin Investment, he served as a managing director of Walden International since 2001, an established global venture capital firm, for which he was mainly responsible for venture investments in China and other Asia countries. At present, Mr. Zeng also serves on the boards of directors of several listed companies, including the E-House (China) Holdings Limited listed on the New York Stock Exchange. He also serves as an executive director of the China Branch of the Asia America MultiTechnology Association (AAMA) and a board member of China Western Returned Scholars Association, Chamber of Commerce (WRSACC) 2005 Committee. Mr. Zeng received his B.S. degree in Economics from the University of Nagasaki, Japan and his Master’s degree in Management from Stanford University.

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2009, the aggregate cash compensation we paid to our executive officers was approximately $1 million and the aggregate cash compensation we paid to our non-executive directors was $60,000.

Share Options

Historical Option Grants. During the period from 1999 to February 2004, Vimicro China promised to grant options to certain employees, directors, consultants and other individuals based on terms and conditions mutually agreed upon by Vimicro China and each such individual. In connection with our reorganization, we issued options pursuant to Vimicro China’s prior commitments. The following table summarizes, as of March 31, 2010, the outstanding historical options granted to our directors and executive officers named below and to other individuals including our employees, consultants and advisors.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Xiaodong (Dave) Yang	1,200,000	0.60	March 17, 2004	March 17, 2014

Jun Zhu	75,000	0.60	March 17, 2004	March 17, 2014

Changyong (Robert) Chen	300,000	0.12	March 17, 2004	March 17, 2014

Other individuals as a group	2,063,936	From 0.01 to 0.60	March 17, 2004	March 17, 2014

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

The following table summarizes, as of March 31, 2010, the outstanding options and restricted shares granted pursuant to the 2004 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Zhaowei (Kevin) Jin	1,601,600	0.70	October 14, 2004	October 14, 2014

Yundong (Raymond) Zhang	460,000	0.70	October 14, 2004	October 14, 2014

Donald L. Lucas	400,000	1.60	October 14, 2004	October 14, 2014

Jun Zhu	150,000	0.70	October 14, 2004	October 14, 2014
	200,000	0.70	October 28, 2005	October 28, 2015

Changyong (Robert) Chen	100,000	1.60	October 14, 2004	October 14, 2014

Theodore Van Duzer	100,000	1.60	October 14, 2004	October 14, 2014

Zhijie (Jeffrey) Zeng	30,000	2.10	May 2, 2005	May 2, 2015

Other individuals as a group	2,298,013	From 0.70 to 3.0	From October 14, 2004 to October 28, 2005	From October 14, 2014 to October 28, 2015

Notes:

(1)	In connection with Mr. Xiaosong Zhang’s resignation on January 31, 2007, his unvested options to purchase 820,000 ordinary shares were forfeited.
(2)	In connection with Mr. Qing Yu’s resignation on December 5, 2008, his unvested options to purchase 12,000 ordinary shares were forfeited and his vested options to purchase 48,000 ordinary shares were cancelled.

2005 Share Incentive Plan. In October 2005, our board of directors and shareholders adopted the 2005 Plan. In December 2006, our board of directors and shareholders amended the 2005 Plan to increase the maximum aggregate number of awards to 21,065,505 ordinary shares. We have reserved for issuance 21,065,505 ordinary shares upon exercise of awards granted under our 2005 Plan. In March 2008, our board of directors and compensation committee amended the 2005 Plan to provide for a provision permitting our compensation committee to reprice share options. In December 2008, the 2005 Plan was further amended at our annual general meeting to increase the maximum aggregate number of shares which may be issued pursuant to all awards granted under the 2005 Plan by ten million ordinary shares (equivalent to 2.5 million American depositary shares).

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

The term of each award shall be stated in the award agreement. The term of an award shall not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

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

Grant of Restricted Shares. We granted 3,640,600 restricted shares under the 2005 Plan. Key terms in the award agreements are summarized as follow:

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

or

25% of the restricted shares will vest on the first anniversary of the grant date, 12.5% of the shares will vest semi-annually thereafter over the next three years.

or

100% of the restricted shares will vest on the second anniversary of the grant date.

The unvested portion of the restricted shares is subject to forfeiture upon the termination of the holder’s employment with or service to us. Until vested, the restricted shares are not transferable and may not be sold, pledged or otherwise transferred.

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

December 2008 Amendment. On December 11, 2008, our shareholders approved an amendment to the 2005 Plan at the annual general meeting. The amendment increased the maximum aggregate number of shares which may be issued pursuant to all awards granted under the 2005 Plan by ten million ordinary shares (equivalent to 2.5 million American depositary shares).

The following table summarizes, as of March 31, 2010, the outstanding options and restricted shares granted pursuant to the 2005 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Zhonghan (John) Deng	3,500,000	0.70	August 9, 2006	August 9, 2016

Zhaowei (Kevin) Jin	1,200,000	0.70	August 9, 2006	August 9, 2016

Jun Zhu	200,000	0.70	August 13, 2007	August 13, 2017

Xiaodong (Dave) Yang	1,200,000	0.70	August 9, 2006	August 9, 2016

David Wei Tang	700,000	1.06	March 6, 2010	March 6, 2020

Zhijie (Jeffrey) Zeng	100,000	0.63	August 1, 2009	August 1, 2019

Other individuals as a group	5,395,052	From 0.48 to 4.55	From December 26, 2005 to March 6, 2010	From December 26, 2015 to March 6, 2020

Notes:

(1)	Dr. Hui (Tom) Zhang resigned as our advisor and consultant on January 1, 2009. His unvested options to purchase 155,556 ordinary shares were forfeited and his vested options to purchase 644,444 ordinary shares were cancelled.
(2)	In connection with Mr. Quincy Tang’s resignation on July 31, 2008, his unvested options to purchase 160,000 ordinary shares were forfeited and vested options to purchase 80,000 ordinary shares were cancelled.
(3)	Mr. Yingyi Qian resigned from our board on June 30, 2008, and he continues to serve as our advisor and consultant. His options and restricted shares agreements remain in effect.

(4)	In connection with Mr. Qing Yu’s resignation on December 5, 2008, his unvested options to purchase 120,000 ordinary shares were forfeited and vested options to purchase 80,000 ordinary shares were cancelled.

	Ordinary Shares Underlying Restricted Shares Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

David Wei Tang	300,000	0.00	July 28, 2008	July 28, 2018

Other individuals as a group	497,500	0.00	From March 3, 2006 to January 1, 2010	From March 3, 2016 to January 1, 2020

Notes:

(1)	In connection with Mr. Qing Yu’s resignation on December 5, 2008, his 80,000 unvested restricted shares were forfeited.
(2)	Dr. Hui (Tom) Zhang resigned as our advisor and consultant on January 1, 2009. His unvested 38,892 restricted shares held on such date were forfeited.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Messrs. Donald L. Lucas, Changyong (Robert) Chen and Jeffrey Zeng. Messrs. Lucas, Chen and Zeng satisfy the “independence” requirements of the NASDAQ Marketplace Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2009, our audit committee held meetings or passed resolutions by unanimous written consent eight times.

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

In 2009, our compensation committee held meetings or passed resolutions by unanimous written consent two times.

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

In 2009, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent two times.

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

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2009. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

We had 568, 663 and 724 employees as of December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, we had 78 employees in management and administration, 585 employees in research and development and 61 employees in sales and marketing.

We have a workers’ union that protects employees’ rights and welfare benefits. We have not had any strikes or other material labor disputes that have interfered with our operations. We believe that we have maintained a good relationship with our workers’ union and our employees.

E.	Share Ownership

As of March 31, 2010, the most recent practicable date, 147,673,168 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and 797,500 restricted shares. On that date, a total of 21,512,887 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. Except for holders of 797,500 restricted shares, no shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2010, assuming the exercise of all of our outstanding share options, by:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned (1)
	Number	%

Directors and Executive Officers:

Zhonghan (John) Deng (2)	19,203,192	12.8

Xiaodong (Dave) Yang (3)	11,093,961	7.4

Zhaowei (Kevin) Jin (4)	6,233,451	4.2

Yundong (Raymond) Zhang (5)	1,563,472	1.1

	Ordinary Shares Beneficially Owned (1)
	Number	%

Jun Zhu (6)	705,000	0.5

Donald L. Lucas (7)	693,808	0.5

Changyong (Robert) Chen (8)	420,000	0.3

Theodore Van Duzer (9)	170,000	0.1

Zhijie (Jeffrey) Zeng (10)	32,000	0.0

David Wei Tang	—	—

All Directors and Executive Officers as a Group (11)	40,114,884	26.8

Principal Shareholders:

Investment entities affiliated with General Atlantic LLC (12)	24,535,522	16.6

Power Pacific (Mauritius) Limited (13)	11,250,000	7.6

Sparta Asset Management, LLC (14)	10,148,652	6.9

Columbia Pacific Opportunity Fund, L.P. (14)	7,921,768	5.4

(1)	Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person within 60 days after March 31, 2010. Percentage ownership of each listed person is based on 147,673,168 shares outstanding as of March 31, 2010 (excluding 797,500 restricted shares) and the number of shares underlying options and restricted shares held by such person.

(2)	Includes 11,839,490 ordinary shares held by Vimicro Beijing Corporation, an entity wholly owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, 4,913,702 restricted shares held by Vimicro Beijing Corporation, which are subject to the restriction on transfer, and 2,450,000 ordinary shares issuable upon exercise of options held by Mr. Deng within 60 days after March 31, 2010. The address for Mr. Deng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(3)	Includes 6,597,110 ordinary shares and 2,456,851 restricted shares, which are subject to the restriction on transfer, held by Vimicro Tianjin Corporation, an entity wholly owned and controlled by Mr. Yang, and 2,040,000 ordinary shares issuable upon exercise of options held by Mr. Yang within 60 days after March 31, 2010. The address for Mr. Yang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(4)	Includes 1,335,000 ordinary shares held by Vimicro Shenzhen Corporation, an entity wholly owned by Absolute Sino Group Limited, of which Mr. Jin is the sole shareholder, 2,456,851 restricted shares held by Vimicro Shenzhen Corporation, which are subject to the restriction on transfer and 2,441,600 ordinary shares issuable upon exercise of options held by Mr. Jin within 60 days after March 31, 2010. The address for Mr. Jin is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(5)	Includes 1,103,472 ordinary shares, and 460,000 ordinary shares issuable upon exercise of options held by Mr. Zhang within 60 days after March 31, 2010. The address for Mr. Zhang is 15/F, Shining Tower, No.35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(6)	Includes 200,000 ordinary shares and 505,000 ordinary shares issuable upon exercise of options held by Mr. Zhu within 60 days after March 31, 2010. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.

(7)	Includes 273,189 ordinary shares held by Donald L. Lucas TTEE, Donald L. Lucas & Lygia S. Lucas Trust DTD 12-3-84, 20,619 ordinary shares held by Donald L. Lucas Profit Sharing Trust DTD 1-1-84, and 400,000 ordinary shares issuable upon exercise of options held by Mr. Lucas within 60 days after March 31, 2010. The address for Mr. Lucas is 3000 Sand Hill Road #3-210, Menlo Park, CA 94025.

(8)	Includes 20,000 ordinary shares and 400,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days after March 31, 2010. The address for Mr. Chen is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(9)	Includes 70,000 ordinary shares held by Mr. Van Duzer and 100,000 ordinary shares issuable upon exercise of options held by Mr. Van Duzer within 60 days after March 31, 2010. The address for Mr. Van Duzer is 1240 Scott Street, El Cerrito, CA 94530.

(10)	Includes 2,000 ordinary shares and 30,000 ordinary shares issuable upon exercise of options held by Mr. Zeng within 60 days after March 31, 2010. The address for Mr. Zeng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(11)	Includes 31,288,284 ordinary shares, ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 8,826,600 ordinary shares underlying outstanding options held by our directors and executive officers within 60 days after March 31, 2010.

(12)	Includes a total of 18,531,786 ordinary shares and 1,500,934 ADSs of which General Atlantic Partners (Bermuda), L.P. holds 12,725,792 ordinary shares and 1,060,596 ADSs, GAP-W International, L.P. holds 4,394,803 ordinary shares and 307,275 ADSs, GAP Coinvestments III, LLC holds 912,790 ordinary shares and 82,925 ADSs, GAP Coinvestments IV, LLC holds 246,877 ordinary shares and 19,650 ADSs, GapStar, LLC holds 231,647 ordinary shares and 28,142 ADSs and GAPCO GmbH & Co. KG holds 19,877 ordinary shares and 2,346 ADSs. GAP (Bermuda) Limited is the general partner of General Atlantic GenPar (Bermuda), L.P. General Atlantic GenPar (Bermuda), L.P. is the general partner of General Atlantic Partners (Bermuda), L.P.and GAP-W International, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. There are 25 Managing Directors of General Atlantic LLC. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The members of GapStar, LLC are also comprised of managing directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. General Atlantic Partners (Bermuda), L.P, GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of General Atlantic Partners (Bermuda), L.P., General Atlantic GenPar (Bermuda), L.P., GAP (Bermuda) Limited and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. The address of the other General Atlantic entities is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A.

(13)	Power Pacific (Mauritius) Limited is 100% owned by Power Pacific Corporation Limited, which is 99.9% owned by Power Corporation International Limited. Power Corporation International Limited is 100% owned by Power Corporation of Canada, a company listed on the Toronto Stock Exchange. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius. The address of Power Corporation of Canada is 751 Victoria Square, Montréal, Québec, Canada H2Y 2J3.

(14)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 9, 2010. Sparta Asset Management, LLC is an investment advisor in accordance with SS.240.13d-1(b)(1)(ii)(E). The address of Sparta Asset Management, LLC is One O’Hare Centre, 6250 N. River Road, Suite 1000, Rosemont, IL 60018, United States.

(15)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 12, 2010. The business address of the reporting person(s) is 1910 Fairview Avenue East Suite 500, Seattle, WA 98102.

Based on 147,673,168 ordinary shares outstanding as of March 31, 2010, approximately 59.9% of our outstanding ordinary shares are held by 39 record holders in the United States, including the ordinary shares held by JPMorgan Chase Bank N.A., the depositary of our ADS program.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Option to Purchase Ownership Interest in Vimicro Tianjin

On December 29, 2008, we formed Vimicro Tianjin with Tianjin SAMC and the Management Fund. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. The Management Fund holds a nominal ownership interest. Pursuant to the agreement among Vimicro Tianjin’s shareholders, the Management Fund has the option to purchase all of Tianjin SAMC’s ownership interest in Vimicro Tianjin for RMB250 million plus interests calculated based on the one-year short-term bank lending rate published by the People’s Bank of China. This option can be exercised at any time after one year of the establishment of Vimicro Tianjin. Pursuant to agreements between Vimicro China and the Management Fund, we obtained the voting rights and economic interests associated with the Management Fund’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. The Management Fund also granted us an exclusive right to acquire from the Management Fund the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by the Management Fund. It is necessary for the Management Fund to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. The arrangements described above were approved by our board of directors and the committees of the board of directors on June 30, 2009. Vimicro Tianjin focuses on the design, manufacture and sale of security and surveillance products.

Contractual Arrangements with Vimicro Sky-Vision and its Shareholders

In order to comply with PRC laws restricting foreign ownership in the wireless value-added telecommunication business in China, we conduct all of our wireless value-added telecommunication business through Vimicro Sky-Vision. Vimicro Sky-Vision will apply and hold the licenses and permits required to operate our wireless value-added telecommunication services. The equity interest in Vimicro Sky-Vision was owned 67% by Zhonghan (John) Deng, our Chairman and Chief Executive Officer, and 33% by Zhaowei (Kevin) Jin, our President and Chief Operating Officers, upon its establishment in March 2010. Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision entered into a series of agreements that became effective on March 5, 2010, through which we exercise effective control of Vimicro Sky-Vision and receive economic benefits generated from its shareholders’ equity interests. The following is a summary of the agreements currently in effect:

•

Loan Agreement, between Vimicro China and Vimicro Sky-Vision’s shareholders. These loan agreements provide for loans in the amount of RMB6,700,000 ($982,405) to Zhonghan (John) Deng and of RMB3,300,000 ($483,871) to Zhaowei (Kevin) Jin for them to make contributions to the registered capital of Vimicro Sky-Vision in exchange for the 67% and 33% equity interest, respectively, in Vimicro Sky-Vision. The loans are interest free and are repayable on demand, but the only means by which the shareholders can repay the loans is to transfer to Vimicro China or a third party designated by Vimicro China of their respective equity interest in Vimicro Sky-Vision.

•

Equity Interests Purchase Right Agreement, among Vimicro China, Vimicro Sky-Vision and Vimicro Sky-Vision’s shareholders. Pursuant to these agreements, Vimicro China and any third party designated by Vimicro China have the right, exercisable at any time during the term of the agreements, to the extent permitted under PRC law, to purchase from Zhonghan (John) Deng or Zhaowei (Kevin) Jin, as the case may be, all or any part of his equity interest in Vimicro Sky-Vision at a purchase price equal to his initial contributions to the registered capital of Vimicro Sky-Vision or a price determined by Vimicro China. Vimicro China also has the right to determine the type of purchase price payment and the means of rendering the purchase price when exercising all or part of the option to purchase the equity interest held by the shareholders of Vimicro Sky-Vision.

•

Share Pledge Agreements, among Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky- Vision. Pursuant to these agreements, Zhonghan (John) Deng and Zhaowei (Kevin) Jin pledged to Vimicro China their equity interest in Vimicro Sky-Vision to secure the performance of their respective obligations and Vimicro Sky-Vision’s obligations under the various VIE-related agreements. If any of the shareholders of Vimicro Sky-Vision breaches his or her respective obligations under any VIE-related agreements (Vimicro Sky-Vision’s breach of any of its obligations under the various VIE-related agreements will be treated as its shareholders’ breach of their respective obligations), including the Share Pledge Agreement, Vimicro China is entitled to exercise its rights as the beneficiary under the Share Pledge Agreement, including all the rights such shareholder has as a shareholder of Vimicro Sky-Vision.

•

Business Operations Agreement, among Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision. This agreement sets forth the rights of Vimicro China to control the actions of the shareholders of Vimicro Sky-Vision.

•

Powers of Attorney, executed by the shareholders of Vimicro Sky-Vision in favor of Vimicro China. These powers of attorney give Vimicro China the exclusive right to appoint nominees to act on behalf of each of the Vimicro Sky-Vision shareholders, in connection with all actions to be taken by Vimicro Sky-Vision.

•

Exclusive Technical and Consulting Services Agreement, between Vimicro China and Vimicro Sky-Vision. Pursuant to this agreement, Vimicro China has the exclusive right to provide product development and application services, technology support, intellectual property rights, marketing, staffing, business operation and maintenance services to Vimicro Sky-Vision for a fee based on a predetermined operating margin of Vimicro Sky-Vision.

In the opinion of our PRC counsel, King and Wood, (i) the ownership structure and the business and operation model of Vimicro China and Vimicro Sky-Vision comply with current PRC laws and regulations; and (ii) each contract under Vimicro China’s contractual arrangements with Vimicro Sky-Vision and each of Vimicro Sky-Vision’s shareholders is valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of King and Wood. See “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—If the PRC government determines that the contractual arrangements that establish the structure for operating our wireless value-added telecommunications business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

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

In 2009 the trading price of our ADSs on the NASDAQ Global Market ranged from $1.29 to $4.89 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for (1) the years 2007, 2008 and 2009; (2) all quarters in 2008 and 2009, and the first quarter of 2010; and (3) each of the past four months.

	Share Price
	High	Low

Annual High and Low

2006	$23.34	$8.20
2007	$11.00	$3.55
2008	$3.99	$1.23
2009	$4.89	$1.29
Quarterly High and Low

First Quarter 2008	$3.99	$2.53
Second Quarter 2008	$3.50	$2.50
Third Quarter 2008	$3.17	$2.19
Fourth Quarter 2008	$2.64	$1.23
First Quarter 2009	$2.34	$1.29
Second Quarter 2009	$2.25	$1.66
Third Quarter 2009	$3.75	$1.95
Fourth Quarter 2009	$4.89	$3.38
First Quarter 2010	$5.15	$4.02
Monthly Highs and Lows

October 2009	$4.00	$3.38
November 2009	$4.21	$3.42
December 2009	$4.89	$4.10
January 2010	$5.15	$4.39
February 2010	$4.82	$4.02
March 2010	$4.64	$4.10
April 2010	$4.65	$4.26
May 2010 (through May 11)	$4.56	$4.25

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General

Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

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

Under our amended and restated articles of association, directors can be removed by passing of a special resolution of our shareholders.

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

As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may be amended with passing of a special resolution of our shareholders.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	Tax-exempt entities;

•	Persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entity will be treated as ownership of stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash and other passive assets during the taxable year ended December 31, 2009, we believe we were a PFIC for such year. In addition, we believe there is a significant risk that we will be a PFIC for the taxable year ending December 31, 2010 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold sufficiently from current levels.

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or recognize any gain from a sale or other disposition of the ADSs or ordinary shares:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2009. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed below in “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on the NASDAQ Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the NASDAQ Global Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2009). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income such holder’s pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are a PFIC (as we believe we were for 2009), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2009 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent that such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution we make will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay to you will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Our business benefits from certain tax incentives and government grants. Expiration or elimination of, or other adverse changes to, these tax incentives or reductions of these grants could have a material adverse effect on our results of operations”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above in “—Passive Foreign Investment Company,” we believe that we were a PFIC for the taxable year ended December 31, 2009, and that there is a significant risk we will be a PFIC for the taxable year ending December 31, 2010 and for future taxable years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on the ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Foreign holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or ordinary shares, if we are classified as a PRC ‘resident enterprise’”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of the ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or ordinary shares.

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Foreign holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or ordinary shares, if we are classified as a PRC ‘resident enterprise’”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will generally be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. Under newly enacted legislation, for taxable years beginning after March 18, 2010, certain individuals holding ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand and time deposits. We have not historically used and do not expect to use in the foreseeable future, any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We may be exposed to material risks due to changes in interest rates depending on our capital needs.

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

Assuming we had converted the U.S. dollar and HK dollar denominated cash balance equivalent to $38.7 million as of December 31, 2009 into RMB at the exchange rate of $1.00 for RMB6.8282 and HKD1.00 for RMB0.88048, the respective People’s Bank of China rates as of December 31, 2009, this cash balance would have been RMB264.6 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB238.1 million as of December 31, 2009. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8%, 5.9% and 0.7% in 2007, 2008 and 2009, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Fees and Charges Payable by ADS Holders

According to the deposit agreement, the depositary may charge each person to whom ADSs are issued against deposits of ordinary shares and each person surrendering ADSs for withdrawal of deposited securities, U.S. $5.00 for each 100 ADSs (or portion thereof) delivered or surrendered.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by our company, an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs made pursuant to the deposit agreement;

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of $0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program, which shall be assessed against holders of our ADSs as of the record date or dates set by the depositary not more than once each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash distributions; provided that the fee assessed under this provision shall be reduced to the extent a cash dividend fee was charged in such calendar year pursuant to the above;

•

a fee for the distribution of the deposited securities, in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADS holders entitled thereto;

•	stock transfer or other taxes and other governmental charges, payable by ADS holders or persons depositing ordinary shares;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing or delivering shares, ADRs or deposited securities;

•

transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, payable by persons depositing ordinary shares or ADS holders withdrawing deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars, which are paid out of such foreign currency;

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred on behalf of the ADS holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations; and

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents, in connection with the servicing of the ordinary shares or other deposited securities, which charge shall be assessed against ADS holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions. Such charges may at any time and from time to time be changed by agreement between the depositary and us.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees Payable by the Depository to Us

The depositary has agreed to, subject to certain limits, reimburse us annually for bona fide and reasonable expenses incurred by us in connection with the ADS program, including legal fees, accountants’ fees in relation to our form 20-F filings investor relations and related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading. In 2009, we received from the depositary reimbursement of US$300,000 for certain reasonable expenses related to our ADS program.

The depositary has further agreed to waive any servicing fees in connection with our routine corporate actions, such us annual general meetings and dividend distributions. We agreed to reimburse the depositary for the out-of-pocket expenses incurred in connection with servicing routine or non-routine corporate actions and paying reasonable service fees for non-routine corporation actions, including but not limited to stock splits, depository receipt ratio changes and rights issues.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2007, 2008 and 2009.

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

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 and 15d-15 under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its attestation report included below.

Changes in Internal Control

The financial reporting and disclosure risks could increase as we enter the security and surveillance sector. New internal control procedures were established according to characteristics and risks related to this new business segment. The Company will continue to develop an effective internal control system for our security and surveillance operations, as it continues to expand in scale and in scope. Aside from this, there have been no other significant changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Vimicro International Corporation

We have audited the internal control over financial reporting of Vimicro International Corporation (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Vimicro International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Vimicro International Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 of Vimicro International Corporation and our report dated May 12, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

May 12, 2010

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, Ernst & Young Hua Ming for the years ended December 31, 2008 and 2009. We did not pay any other fees to our auditors during the periods indicated below other than as disclosed below.

	For the Year Ended December 31,
	2008	2009
	(in $ thousands)

Audit fees(1)	990	996
Audit-related fees(2)	0	0
Tax fees(3)	11	0

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed, under the category of “Audit-related fees” involve principally the issue of comfort letter and rendering of listing advice, internal control advisory services rendered in connection with Section 404 of the Sarbanes-Oxley Act of 2002, additional procedures during audit committee investigation, and other audit-related services.

(3)	“Tax fees” include fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADSs Purchased [(1)]	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
September 1 through September 30, 2009	225,100	$3.4300	1,081,700	22,569,329.68
October 1 through October 31, 2009	60,900	$3.6756	1,142,600	22,345,485.64

Note:

(1)	Our ADS to ordinary share ratio is one ADS for every 4 ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2009. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Vimicro International Corporation and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Vimicro International Corporation (incorporated by reference to Exhibit 3.2 from the second amendment to our F-1 registration statement (File No. 333-129217), initially filed with the Commission on November 8, 2005)

2.1	Specimen Certificate for Ordinary Shares of Vimicro International Corporation (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.2	Specimen American Depositary Receipt of Vimicro International Corporation (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.3	Form of Deposit Agreement among Vimicro International Corporation, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.1	Form of Shareholding Transfer Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.2	Reorganization and Subscription Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.3	Shareholders Agreement, dated as of October 12, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.4	Registration Rights Agreement, dated as of October 12, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

Exhibit Number	Description of Document
4.5	2004 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.8	Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.9	Cooperation Agreement, dated December 22, 2006, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.9 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.10	Supplementary Agreement, dated April 18, 2007, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.10 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.11	Contract for Transfer of the Use Right of the State-owned Land in Zhangjiang Semiconductor Industry Park, Shanghai, dated November 15, 2007, between Zhangjiang Semiconductor Industry Park Co., Ltd. and Vimicro High-Tech Corporation (incorporated by reference to Exhibit 4.11 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.12	Investment & Cooperation Agreement, dated December 26, 2007, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.12 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.13	Amended and Restated 2005 Share Incentive Plan, dated December 11, 2008 (incorporated by reference to Exhibit 4.13 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.14	Cooperative Agreement, dated September 24, 2008, among Tianjin Economic Technological Development Area Administrative Committee, Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.14 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.15	Shareholders Agreement regarding the arrangement of initial share, effective from December 29, 2008, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.15 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.16	Lock-up Agreements, dated June 30, 2009, between the Company and each of Mr. Zhonghan (John) Deng, Mr. Xiaodong (Dave) Yang, and Mr. Zhaowei (Kevin) Jin (incorporated by reference to Exhibit 4.16 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.17	Agreement for the Transfer of Land Use Right of State-owned Construction Land, dated May 18, 2009, between Tianjin Economic-Technological Development Area (TEDA) Land Administration and Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.17 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.18	Supplementary Agreement Regarding the Investment & Cooperation Agreement, dated June 18, 2009, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.18 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

Exhibit Number	Description of Document
4.19	Shareholders Agreement regarding the grant of an exclusive right, dated June 30, 2009, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.19 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.20*	Investment Frame Agreement, dated January 4, 2010, among Vimicro China, Ningbo Sunny, Bin Sheng, Weiqi Sheng and Xuewu Zhou

4.21*	Supplementary Agreement regarding the direct transfer of land use right of state-owned construction land, dated June 18, 2009, among Vimicro Jiangsu, Nanjing SAMC and the Nanjing Municipal Bureau of Land Resources

4.22*	Agreement regarding the transfer of land use right of state-owned construction land, dated February 20, 2010, between Vimicro China and Beijing Municipality Bureau of Land Resources

4.23*	Agreements regarding the acquisition of ViSS business from ASB, dated August 28, 2009, between Vimicro Tianjin and ASB

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Independent Registered Public Accounting Firm

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Chairman and Chief Executive Officer

Date: May 12, 2010

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Vimicro International Corporation

We have audited the accompanying consolidated balance sheets of Vimicro International Corporation (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimicro International Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and comprehensive income and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vimicro International Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 12, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

May 12, 2010

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

		December 31
	Note	2008	2009
Assets

Current assets:
Cash and cash equivalents		58,215	84,510
Short-term time deposits	4	14,885	43,935
Restricted cash	5	73,157	132
Marketable equity securities	6	731	543
Accounts receivable, net of provision for doubtful accounts of $0 as of December 31, 2008 and 2009		7,131	9,462
Inventories	7	13,430	8,804
Prepayments and other current assets	8	2,431	4,155
Deferred tax assets	17(b)	2	3

Total current assets		169,982	151,544
Investment in unconsolidated affiliate	9	168	—
Property, equipment and software, net	10	8,736	9,015
Land use rights	11	7,365	10,905
Intangible assets, net	12	—	3,819
Goodwill	12	—	2,019
Other assets		947	973

Total assets		187,198	178,275

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable		8,074	4,958
Taxes payable		1,345	879
Advances from customers		56	649
Accrued expenses and other current liabilities	13	4,870	5,900
Deferred government grant		—	3,844

Total current liabilities		14,345	16,230

Non-current liabilities:
Deferred tax liabilities	17(b)	31	196
Product warranty		—	25

Total liabilities		14,376	16,451

Commitments and contingencies	19

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 137,778,145 and 147,643,168 shares issued and outstanding as of December 31, 2008 and 2009, respectively	14	14	15
Additional paid-in capital		142,681	151,672
Treasury stock	14	(1,650)	(2,664)
Accumulated other comprehensive income		9,435	9,967
Accumulated deficit		(17,019)	(35,786)
Statutory reserve		2,782	2,782

Total shareholders equity attributable to Vimicro International Corporation		136,243	125,986

Non-controlling interest		36,579	35,838

Total shareholders’ equity		172,822	161,824

Total liabilities and shareholders’ equity		187,198	178,275

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2007	2008	2009
Net revenue	18	92,753	86,497	72,971
Cost of revenue		(64,290)	(61,814)	(51,898)

Gross profit		28,463	24,683	21,073

Operating expenses:
Research and development, net	16	(20,039)	(24,585)	(26,364)
Selling and marketing		(4,668)	(5,049)	(5,311)
General and administrative		(10,431)	(12,285)	(14,839)

Total operating expenses		(35,138)	(41,919)	(46,514)

Loss from operations		(6,675)	(17,236)	(25,441)

Other income/(expense):
Interest income		4,001	2,371	1,437
Foreign exchange gain/(loss), net		185	1,144	(7)
Gain on disposal of marketable equity securities		—	—	2,461
Government grant		—	—	549
Others, net		385	387	408

Loss before income taxes and share of gain/(loss) of an unconsolidated affiliate		(2,104)	(13,334)	(20,593)
Income taxes benefit/(expense)	17(a)	99	(305)	(91)

Net loss before share of gain/(loss) of an unconsolidated affiliate		(2,005)	(13,639)	(20,684)
Equity in profit /(loss) of an unconsolidated affiliate, net of tax		1	(1)	3

Net loss		(2,004)	(13,640)	(20,681)

Less: loss attributable to non-controlling interest		—	—	(1,914)

Loss attributed to Vimicro International Corporation		(2,004)	(13,640)	(18,767)

Other comprehensive income/(loss):
Foreign currency translation adjustment		3,380	4,097	93
Unrealized (loss)/ gain on marketable equity securities		—	(29)	484

Comprehensive income/(loss)		1,376	(9,572)	(20,104)
Less: comprehensive (loss) attributable to non-controlling interest.		—	—	(1,869)

Comprehensive income/(loss) attributable to Vimicro International Corporation		1,376	(9,572)	(18,235)

Loss per share
-Basic		(0.01)	(0.10)	(0.13)
-Diluted		(0.01)	(0.10)	(0.13)

Weighted-average number of ordinary shares outstanding
-Basic		139,709,890	140,261,311	143,182,200

-Diluted		139,709,890	140,261,311	143,182,200

Components of share-based compensation expenses are included in the following expense captions:

Research and development, net		(2,240)	(2,613)	(3,119)
Selling and marketing		(654)	(852)	(261)
General and administrative		(2,053)	(2,811)	(5,575)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except for number of shares data)

	Common Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Statutory Reserve	Non- Controlling Interest	Total Shareholders Equity
	Shares	Amount
Balance as of December 31, 2006	139,782,585	14	131,449	—	1,987	(1,325)	2,732	—	134,857

Exercise of share options/vested restricted shares (note 15)	533,793	—	53	—	—	—	—	—	53

Repurchase of exercised share options	(15,000)	—	(31)	—	—	—	—	—	(31)

Share-based compensation expense- non-employees	—	—	350	—	—	—	—	—	350
Share-based compensation expense- employees (note 2)	—	—	4,597	—	—	—	—	—	4,597
Net loss	—	—	—	—	—	(2,004)	—	—	(2,004)

Appropriation to statutory reserve (note 2)	—	—	—	—	—	(50)	50	—	—
Foreign currency translation adjustment	—	—	—	—	3,380	—	—	—	3,380

Balance as of December 31, 2007	140,301,378	14	136,418	—	5,367	(3,379)	2,782	—	141,202

Exercise of share options/vested restricted shares (note 15)	923,167	—	25	—	—	—	—	—	25

Refund of payment for share option	(20,000)	—	(38)	—	—	—	—	—	(38)
Share repurchase	(3,426,400)	—	—	(1,650)	—	—	—	—	(1,650)
Share-based compensation expenses- non-employees	—	—	145	—	—	—	—	—	145
Share-based compensation expenses – employees (note 2)	—	—	6,131	—	—	—	—	—	6,131
Net loss	—	—	—	—	—	(13,640)	—	—	(13,640)

Foreign currency translation adjustment	—	—	—	—	4,097	—	—	—	4,097
Unrealized loss on marketable equity securities	—	—	—	—	(29)	—	—	—	(29)

Purchase of equity interest in Vimicro Tianjin	—	—	—	—	—	—	—	36,579	36,579

Balance as of December 31, 2008	137,778,145	14	142,681	(1,650)	9,435	(17,019)	2,782	36,579	172,822

Exercise of share options/vested restricted shares (note 15)	1,141,619	0	36	—	—	—	—	—	36
Issuance of ordinary shares	9,867,404	1	—	—	—	—	—	—	1
Share repurchase	(1,144,000)	—	—	(1,014)	—	—	—	—	(1,014)
Share-based compensation expenses- non-employees	—	—	39	—	—	—	—	—	39
Share-based compensation expenses – employees (note 2)	—	—	8,916	—	—	—	—	—	8,916
Net loss	—	—	—	—	—	(18,767)	—	(1,914)	(20,681)
Foreign currency translation adjustment	—	—	—	—	48	—	—	45	93
Unrealized gain on marketable equity security	—	—	—	—	2,945	—	—	—	2,945
Reclassification of unrealized gain on marketable equity security upon disposal	—	—	—	—	(2,461)	—	—	—	(2,461)
Purchase of equity interest in Visiondigi	—	—	—	—	—	—	—	1,128	1,128

Balance as of December 31, 2009	147,643,168	15	151,672	(2,664)	9,967	(35,786)	2,782	35,838	161,824

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2007	2008	2009
Cash flows from operating activities:
Net loss	(2,004)	(13,640)	(20,681)
Adjustments to reconcile net loss to net cash provided by/ (used in) operating activities:
Depreciation	3,378	3,283	3,559
Provision for doubtful accounts	(3)	—	—
Amortization	33	55	557
Share-based compensation expense	4,947	6,276	8,955
Loss from disposal of property and equipment	380	25	14
Gain on disposal of marketable equity securities	—	—	(2,461)
Equity in (profit)/ loss of an unconsolidated affiliate	(1)	1	(3)
Changes in assets and liabilities:
Restricted cash	—	—	(132)
Accounts receivable	564	(1,238)	(2,335)
Notes receivable	2,215	313	—
Inventories	(1,522)	112	5,763
Prepayments and other current assets	1,241	559	(1,750)
Deferred tax assets	(97)	295	(1)
Other assets	(342)	37	(62)
Accounts payable	2,495	159	(3,113)
Taxes payable	(364)	22	120
Advances from customers	(166)	(100)	593
Due to an unconsolidated affiliate	4	(63)	—
Accrued expenses and other current liabilities	(2,135)	1,140	1,361
Product warranty	—	—	25
Deferred government grants	(216)	—	3,844
Deferred tax liabilities	(4)	5	(41)

Net cash provided by/(used in) operating activities	8,403	(2,759)	(5,788)

Cash flows from investing activities:
Increase in short-term time deposits	—	(14,654)	(29,021)
Purchase of marketable equity securities	—	(760)	(627)
Change in restricted cash	—	(73,157)	73,157
Proceeds from disposal of marketable equity securities	—	—	3,759
Purchase of property, equipment and software	(4,511)	(3,424)	(2,697)
Cash payment for business acquisition	—	—	(8,198)
Land use rights payments	(4,910)	(2,052)	(3,584)
Proceeds from disposal of property and equipment	6	9	1
Proceeds from disposal of an unconsolidated affiliate	—	—	171

Net cash (used in)/ provided by investing activities	(9,415)	(94,038)	32,961

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2007	2008	2009
Cash flows from financing activities:
Payment for repurchasing of exercised share options	(31)	—	—
Refund of payment for share option	—	(38)	—
Repurchase of shares	—	(1,650)	(1,014)
Proceeds from exercise of share options	53	25	36
Capital contributions from non-controlling interests	—	36,585	29

Net cash provided by/(used in) financing activities	22	34,922	(949)

Effect of exchange rate changes on cash and cash equivalents	3,114	3,132	71

Net increase/ (decrease) in cash and cash equivalents	2,124	(58,743)	26,295

Cash and cash equivalents at beginning of year	114,834	116,958	58,215

Cash and cash equivalents at end of year	116,958	58,215	84,510

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	119	—	—
Software acquired in exchange for equity interests in subsidiary	—	—	1,098

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

Vimicro China has five subsidiaries, Viewtel Corporation (“Viewtel”), Vimicro Electronics International Limited (“Vimicro Hong Kong”), Vimicro Electronic Technology Corporation (“Vimicro Beijing”), Wuxi Vimicro Corporation (“Vimicro Wuxi”), Visiondigi Technology Corporation (“Visiondigi”) and one joint venture, Vimicro Electronics Corporation (“Vimicro Tianjin”).

Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development. Vimicro Hong Kong was established in Hong Kong in May 2002 to facilitate international sales. Vimicro Beijing was incorporated in Beijing, PRC in April 2007. Jiangsu Vimicro Electronics Limited (“Vimicro Jiangsu”) was established in Nanjing, PRC in December 2007. Vimicro Wuxi was established in Wuxi, PRC in July 2009 and is the regional operating center of design, research and development (“R&D”) and sales of radio frequency, bluetooth and other chips.

On December 29, 2008, Vimicro China formed Vimicro Tianjin in Tianjin, PRC as a joint venture with the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area (“Tianjin SAMC”), and a venture capital fund managed by certain members of the Company’s management (“Management Fund”). Vimicro China and Tianjin SAMC each contributed capital of RMB250 million (equivalent to $36.6 million) in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in Vimicro Tianjin. The Management Fund holds a nominal ownership interest. Pursuant to the related agreements, Vimicro China obtained the voting rights and economic interests associated with the Management Fund’s current share ownership in Vimicro Tianjin, which provides Vimicro China control over Vimicro Tianjin. Accordingly, the Company consolidated Vimicro Tianjin. Vimicro Tianjin focuses on the design, manufacture and sale of digital video surveillance products.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

The Board of Directors also approved the agreement between Vimicro China and the Management Fund on June 30, 2009, pursuant to which Vimicro China has an exclusive right to acquire the beneficial ownership up to the 250,000,000 shares held by the Management Fund for the same consideration paid by the Management Fund. If Vimicro China acquires the beneficial ownership, Vimicro China shall be entitled to the voting rights and the economic interests of the shares with the Management Fund continuing to hold the title of these shares. Vimicro China through the beneficiary ownership, receives all of economic benefits from the option.

Should Vimicro China exercise the beneficiary ownership right, it has been agreed that 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby the Company may make grants of equity awards at its discretion.

Effective September 16, 2009, Vimicro Tianjin acquired the video surveillance system (“ViSS”) business from Alcatel-Lucent Shanghai Bell Ltd. Co. (“ASB”). The ViSS provides a leading security and surveillance solution over telecommunication networks.

On July 27, 2009, Vimicro China formed Visiondigi in Shanghai with three individuals, Visiondigi specializes in network video surveillance products and solutions. Vimicro China and the three individuals contributed cash and intangible assets for 61.5%, 38.5% equity interest in Visiondigi, respectively.

There have been no significant operations in Vimicro Shenzhen, Vimicro Shanghai, Vimicro Beijing, Vimicro Jiangsu and Vimicro Wuxi since their incorporation.

The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Group designs, develops and markets semiconductor products with multimedia applications, including personal computer (“PC”) camera multimedia processors, mobile phone multimedia processors, security processors. The Group also provides video surveillance and security products solutions and services. In addition, it is also involved in the packaging, testing and reselling of third party image sensors according to the Company’s specifications. Product manufacturing, certain product packaging and testing are outsourced to third party vendors.

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

All significant inter-company transactions and balances, and any unrealized gains arising from inter-company transactions, are eliminated in consolidation. Unrecognized gains arising from transactions with an unconsolidated affiliate are eliminated to the extent of the Group’s interest in the unconsolidated affiliate, against the investment in the unconsolidated affiliate. Unrecognized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the assets transferred.

Investment in unconsolidated affiliate

Investments in entities over which the Group holds between 20% and 50% of the equity interest, or over which the Group has significant influence, but does not control are accounted for using the equity method of accounting. Equity accounting involves recognizing in the consolidated statement of operations the Group’s share of the profit or loss for the year of the investment. Vimicro China held 50% equity interest in Shenzhen Haoxing Information Technology Corporation which was liquidated in August 2009.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property, equipment and software and other long-lived assets, realization of deferred tax assets, provision for doubtful accounts, write-down of inventories, determining the fair value of assets and liabilities in acquisition and share-based compensation expenses.

Concentration of risk

Business and economic risks

The Group’s operating results are significantly dependent on its ability to develop and market products. The Group faces rapid technology advancement which requires the Group to continually improve the performance, feature and reliability of its products. Inability of the Group to successfully develop and market its products as a result of competition or other factors would have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group operates in two segments: multimedia processors, and surveillance and security products from 2009. Revenues from multimedia processors, and surveillance and security products accounted for approximately 97% and 3% of total revenue, respectively.

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2007, 2008 and 2009 the top ten customers accounted for approximately 69%, 71% and 70% of total product revenue, respectively. The Group cannot assure that these customers will continue to purchase products from them.

The following table summarizes the customers who accounted for more than 10% of the total revenue of the Group for the years ended December 31, 2007, 2008 and 2009. All of the customers are attributed to multimedia processors segment.

	Years ended December 31
	2007	2008	2009
Customer B	22%	12%	11%
Customer R	6%	11%	11%
Customer I	4%	11%	15%

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of risk (cont’d)

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, time deposits, temporarily restricted cash and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unlikely to claim its deposits back in full. The Company continues to monitor the financial strength of the financial institutions. The Company had $128.6 million in cash and cash equivalents, short-term time deposits and temporarily restricted cash as of December 31, 2009. The Group performs ongoing credit evaluations of its customers’ financial conditions and, generally, requires no collateral or third party guarantee.

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2008 and 2009:

	As of December 31
	2008	2009
Customer I	24%	12%
Customer O	13%	—
Customer R	17%	10%
Customer S	—	14%
Customer U	3%	27%

Currency convertibility risks

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

Foreign currency exchange risks

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar in prior years.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of risk (cont’d)

Foreign currency exchange risks (cont’d)

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

Fair value of financial instruments

The Company adopted Accounting Standard Codification (“ASC”) 820, “Fair value measurements and Disclosures” (“ASC 820”) on January 1, 2008 except for nonfinancial assets and nonfinancial liabilities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy. Although the adoption of ASC 820 did not impact the Group’s financial position, results of operations, or cash flow, ASC 820 requires additional disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820 describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair value of financial instruments (cont’d)

In accordance with ASC 820, the Company measures marketable equity securities classified as available for sale at fair value on a recurring basis. These assets are classified within the Level 1 by the fair value hierarchy as they can be valued using quoted market prices.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits placed with banks or other financial institutions, which are repayable on demand and have original maturities of three months or less.

Restricted cash

Restricted cash balances comprise cash in bank balances which are restricted as to withdrawal under the terms of certain contracts or under banking regulations.

Short-term time deposits

Short-term time deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months, but less than one year.

Marketable equity securities

Marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses, net of tax, are recorded in accumulated other comprehensive income, a separate component of shareholders equity. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are recorded as gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities respectively under other income/(expense) in the consolidated statements of operations and comprehensive income. The basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the first in, first out method.

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

Property, equipment and software (cont’d)

Property, equipment and software are depreciated at rates sufficient to write off their costs less estimated residual values and impairment loss, if any, over their estimated useful lives on a straight line basis. The estimated useful lives and residual values are as follows:

	Estimated useful lives	Residual value
Equipment and office furniture	5 years	10%
Mask and tooling	2 years	—
Motor vehicles	5 years	10%
Software	3 to 5 years	0-10%
Leasehold improvements	Shorter of the lease term or the estimated useful lives	—

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income.

Provision for doubtful accounts

Provisions are made against accounts receivable to the extent that collection is considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill from the acquisition of the ViSS business was allocated to the surveillance and security products segment.

Intangible assets

Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method and carried at cost less accumulated amortization with no residual value. The estimated useful lives of intangible assets are reviewed at least annually. As of December 31, 2009, intangible assets have useful lives from the date of purchase as follows:

Core technologies	15.3 years
Trade name	1.3 years
Software	5-8 years

An intangible asset that is subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Group evaluates recoverability of an intangible asset to be held and used by comparing the carrying amount of the intangible asset to its fair value. An intangible asset is considered to be impaired if its carrying amount is greater than its fair value and the impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset.

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

Revenue recognition

The Group recognizes revenue from the sales of products and rendering of services on a gross basis when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title have occurred, the fees are fixed or determinable and collectability is reasonably assured, as prescribed by ASC 605 “Revenue recognition”.

Multimedia processors

Multimedia processor revenue derives from PC and embedded notebook camera multimedia processors, mobile phone multimedia processors, image sensors, and other products. Multimedia processors revenues are generally recorded net of business taxes and related surcharges provided all revenue recognition criteria have been met.

The cost of multimedia processor revenue primarily consists of costs associated with the fabrication of wafers, assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party image sensors that we sell to our customers.

Surveillance and security products

Surveillance and security products arrangements generally comprise of hardware, software and installation, These arrangements are considered multiple accounting units in accordance with Accounting Standards Update (“ASU”) No. 2009-13, “Revenue recognition (Topic 605): Mulitple-Deliverable Recognition Arrangement”. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price. Relative selling price method is based on vendor-specific objective evidence (“VSOE”) of selling price if available, third-party evidence (“TPE”) if VSOE is not available, or management’s best estimate the selling price (“ESP”) if neither VSOE nor TPE is available. The Company uses the ESP for each deliverable in 2009 as neither VSOE nor TPE is available. The objective of ESP is to determine the price at which the Company would transact a sale if the deliverable were sold on a stand-alone basis. The Company determines ESP for a deliverable by considering multiple factors including, but not limited to, market conditions, competitive landscape, cost, gross margin objectives and pricing practices.

The Group recognizes revenue from delivered hardware and software components after obtaining the shipping acceptance from customers and recognizes revenue from installation service after obtaining the final acceptance from customers.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue recognition (cont’d)

Surveillance and security products (cont’d)

The cost of surveillance and security product revenue includes the cost of hardware and software, third-party hardware and software products, installation and other services and warranty cost.

Warranty obligation is provided based on estimated warranty payment when the underlying revenue is recognized.

Payments received from customers in advance of shipment are initially recorded as advances from customers and recorded as revenue after all the revenue recognition criteria has been met.

Research and development costs

Research and development costs are charged to expense as incurred.

Government grants

Research and development grants received from PRC government agencies or enterprises are recognized as deferred grants and offset against the corresponding research and development expenses as and when they are incurred for the specific research and development projects for which these grants are received.

Other government grants are recognized as deferred government grant when received and recorded as other income over the period the attached conditions are met and the government grants are earned.

Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $172,000, $214,000 and $403,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Income taxes (cont’d)

The Company adopted a two-step approach to recognize and measure uncertain tax positions accounted for in accordance with ASC 740 “Income Taxes” on January 1, 2007. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The cumulative effects of applying the two-step approach is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income.

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

Share-based compensation

The Company applies ASC 718 “Compensation-Stock Compensation” (“ASC 718”) and used the prospective transition approach from January 1, 2006, prior to which the Company accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations thereof. Pursuant to ASC 718, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair values of share option and restricted share on the dates of grant. The Company continues to account for share options that were granted prior to the initial public offering in the United States on October 24, 2005 that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of ASC 718 is computed based on the grant date fair values of those awards. For the options that were repriced during the year ended December 31, 2008, in accordance with ASC 718, the Company recognized additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards. The Company does not receive any tax benefits or deductions from awards exercised.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Share-based compensation (cont’d)

The Company recognizes share-based compensation using the accelerated method for all share-based awards issued prior to January 1, 2006. The Company has elected to recognize share-based compensation after the date of adoption of ASC 718 using the straight-line method for all share-based awards issued or modified after January 1, 2006, which results in the recognition of less share-based compensation in the first several years during the vesting period compared to that which would have been recognized had the Company used the accelerated method. Forfeitures are estimated based on historical experience and are periodically reviewed.

The Company accounts for share-based awards issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50 “Equity-Based Payments to Non-Employees” (“ASC 505-50”). Under ASC 505-50, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

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

The welfare benefits expenses were approximately $2,792,000, $3,484,000 and $4,371,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

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

Profit appropriation (cont’d)

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

During the years ended December 31, 2007, 2008 and 2009 the PRC subsidiary appropriated approximately $50,000, $0 and $0 respectively to this statutory reserve fund, which is not available for distribution except in liquidation.

Segment reporting

In accordance with ASC 280 ‘Segment Reporting’, segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in two principal business segments from 2009, namely multimedia processor, surveillance and security products. The Group does not allocate any assets to the two segments as management does not use this information to measure the performance of the reportable segments.

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events or circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income of the Company consists of foreign currency translation adjustments and unrealized gain/(loss) on available-for-sale securities as follows:

	As of December 31
	2008	2009
	(in thousands)
Foreign currency translation adjustment	9,464	9,512
Unrealized (loss)/ gain on marketable equity securities (less than 12 months)	(29)	455

	9,435	9,967

Loss per share

The Group computes loss per share in accordance with ASC 260 “Earning Per share”. Basic net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted-average number of ordinary shares outstanding and, if dilutive, the potential ordinary shares outstanding during the period.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Loss per share (cont’d)

The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. Potentially dilutive securities have been excluded from the computation of diluted loss per share if their inclusion is anti-dilutive.

The following table sets forth the computation of basic and diluted loss attributable to ordinary shareholders per share:

	Year ended December 31
	2007	2008	2009
	(in thousands of U.S. dollars except per share data)
Numerator:
Net loss	(2,004)	(13,640)	(18,767)

Numerator for basic loss per share	(2,004)	(13,640)	(18,767)

Numerator for diluted loss per share	(2,004)	(13,640)	(18,767)

Denominator (in thousands of shares):

Weighted-average ordinary shares outstanding	139,710	140,261	143,182

Denominator for diluted loss per share	139,710	140,261	143,182

Basic loss per share	(0.01)	(0.10)	(0.13)

Diluted loss per share	(0.01)	(0.10)	(0.13)

There were 24,237,714, 23,286,387 and 21,325,751 share options and non-vested restricted shares outstanding as of December 31, 2007, 2008 and 2009, respectively, that were excluded from the computation of loss per share because of their anti-dilutive effect.

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

As of December 31, 2008 and 2009, the Company had land use rights that are amortized over the useful life of 50 years.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent accounting pronouncements

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (subsequently codified by Accounting Standards Codification (“ASC”) No. 855 (“ASC 855”) names the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events and modifies the definition of subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements). The statement also requires to disclose the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company adopted ASC 855 from fiscal year 2009. In February 2010, Accounting Standards Update (“ASU”) 2010-09 “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” was issued to remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements, effective from issuance of the final update. The Company does not believe that ASC 855 and related update will have a significant impact on its consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS 167, (subsequently codified by ASU 2009-17), Amendments to FASB Interpretation No. 46(R), which amends guidance regarding consolidation of variable interest entities (“VIE”) to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods beginning after November 30, 2009. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and are to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company early adopted the new guidance as of January 1, 2009. The adoption of ASU 2009-13 has no impact on the Company’s prior year financial statements as there were no multiple-element arrangements prior to 2009.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent accounting pronouncements (cont’d)

In October 2009, the FASB issued ASU No. 2009-14 (“ASU 2009-14”), Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 amends the scope of ASC sub-topic 985-605 (“ASC 985-605”), Software: Revenue Recognition, to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. ASU 2009-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is to be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. The Company early adopted the new guidance as of January 1, 2009. The adoption of ASU 2009-14 has no impact on the Company’s prior year financial statements as there were no arrangements that include software elements prior to 2009.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

3. ACQUISITIONS

Business combination

Effective September 16, 2009, Vimicro Tianjin acquired the ViSS business from ASB for consideration of RMB55,978,000 (equivalent to $8,198,000), which included equipment, inventories, business contracts, intellectual property and employees in China. ViSS is a leading security and surveillance solution over telecommunication networks. The Company expects the acquisition will expand the Group’s surveillance business in China.

The acquisition has been accounted for using the purchase method of accounting. Under this method, the purchase price is allocated to the assets acquired and liabilities assumed, if any, based upon their respective fair values at the date of acquisition. The purchase price in excess of the fair value of the identifiable net asset, is recorded as goodwill. The goodwill is not deductible for tax purposes. The results of operations of ViSS business (revenue of $1,269,000 and net loss of $2,565,000) have been included in the surveillance and security product segment in the Group’s consolidated financial statements since the acquisition date of September 16, 2009.

The allocation of the purchase price is as follows:

For the Year Ended December 31
2009
(in thousands)
Equipment	1,584
Inventory	1,145
Intangible assets
-Core technology	2,249
-Trade name	816
Value-added tax credit	589
Deferred tax liability	(204)
Goodwill	2,019

Total consideration paid in cash	8,198

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

3. ACQUISITIONS (CONT’D)

Business combination (cont’d)

The professional costs associated with the acquisition of $109,000 were recognized in general and administrative expense when incurred.

Pro forma consolidated financial information (Unaudited)

The following unaudited pro forma consolidated financial information for the years ended December 31, 2007, 2008 and 2009 reflects the results of operations of the Group assuming the acquisitions of the ViSS business occurred on January 1, 2007, 2008 and 2009, respectively. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2007, 2008 and 2009 respectively, and may not be indicative of future operating results.

	For the Year Ended December 31
	2007	2008	2009
	(in thousands)
Pro forma revenue	103,272	103,570	80,061
Pro forma net loss	(4,865)	(14,910)	(21,243)

4. SHORT-TERM TIME DEPOSITS

Short-term time deposits consist of deposits of $14,885,000 and $43,935,000 with an original maturity of six months and an interest rate of 3.78% and 1.98% per annum as of December 31, 2008 and 2009, respectively.

5. RESTRICTED CASH

Restricted cash of $73,157,000 as of December 31, 2008 represents the bank deposits in the capital registration account of Vimicro Tianjin. Upon the completion of capital registration in February 2009, the restricted cash was reclassified to cash and cash equivalents.

Restricted cash of $132, 000 represents amounts restricted as biding deposits as of December 31, 2009.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

6. MARKETABLE EQUITY SECURITIES

In 2008 and 2009 the Company purchased marketable equity securities for consideration of $760,000 and $626,912, respectively in cash. The marketable equity securities have been classified as available-for-sale.

The Company sold certain available-for-sale securities and received the proceeds totaling $3,759,000 in 2009. The amount of gains reclassified out of accumulated other comprehensive income into earnings was $2,461,000 and the gross gains on disposal amounted to $2,461,000.

The cost of the available-for-sale securities was $760,000 and $88,000 and the aggregate fair value based on quoted market prices of the available-for-sale securities was $731,000 and $543,000 as of December 31, 2008 and 2009, respectively. The Company recorded an unrealized loss of $29,000 and an unrealized gain of $484,000 on its available-for-sale securities in other comprehensive income for the years ended December 31, 2008 and 2009, respectively.

7. INVENTORIES

	As of December 31
	2008	2009
	(in thousands)
Inventories
Finished goods	8,259	5,897
Work in process	5,171	2,907

	13,430	8,804

The finished goods included consigned inventory of $0 and $132,000 as of December 31, 2008 and 2009, respectively.

FVIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

8. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2008	2009
	(in thousands)
Receivable from employees	73	216
Hong Kong withholding tax refundable (Note 17(a))	984	984
Prepayments to suppliers and other third parties	1,003	2,469
Other receivables	371	486

	2,431	4,155

9. INVESTMENT IN AN UNCONSOLIDATED AFFILIATE

	As of December 31
	2008	2009
	(in thousands)
Cost	278	278
Share of loss in unconsolidated affiliate	(110)	(107)
Disposal of unconsolidated affiliate	—	(171)

	168	—

The investment in Shenzhen Haoxing Information Technology Corporation was liquidated in August 2009.

10. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2008	2009
	(in thousands)
Equipment and office furniture	8,297	8,948
Leasehold improvements	1,638	1,757
Mask and tooling	5,231	3,929
Motor vehicles	1,090	1,176
Software	1,576	3,287
Construction in progress	645	635

	18,477	19,732
Less: accumulated depreciation	(9,741)	(10,717)

	8,736	9,015

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 were approximately $3,378,000, $3,283,000 and $3,559,000, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

11. LAND USE RIGHTS

	As of December 31
	2008	2009
	(in thousands)
Cost:
Land use rights acquired	1,007	3,096
Prepayment for land use rights acquisition	6,388	7,882
	7,395	10,978
Less: accumulated amortization	(30)	(73)

	7,365	10,905

Amortization expenses for the years ended December 31, 2007, 2008 and 2009 were $9,000, $21,000 and $43,000, respectively.

Estimated amortization expense of the land use rights acquired as of December 31, 2009 for each of next five years is as follows:

$
For the years ending December 31,	(in thousands)
2010	62
2011	62
2012	62
2013	62
2014	62

12. GOODWILL AND INTANGIBLE ASSETS

In 2009, Vimicro Tianjin completed the acquisition of ViSS business that resulted in goodwill of $2,019,000.

In 2009, the Group acquired intangible assets with a fair value of $3,065,000 and $1,098,000 in connection with the acquisition of the ViSS business and Visiondigi, respectively.

	As of December 31
	2009
	Cost	Accumulated amortization	Net
	(in thousands)
Core technology	2,249	49	2,200
Trade name	816	204	612
Software	1,098	91	1,007

	4,163	344	3,819

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

12. GOODWILL AND INTANGIBLE ASSETS (CONT’D)

During the years ended December 31, 2007, 2008 and 2009, the amortization expenses of intangible assets were $0, $0, and $344,000, respectively.

Estimated amortization expense of the intangible assets as of December 31, 2009 for each of next five years is as follows:

$
For the years ending December 31,	(in thousands)
2010	978
2011	366
2012	366
2013	366
2014	275

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2008	2009
	(in thousands)
Accrued salary and welfare expenses	1,797	2,739
Accrued professional fees	845	1,146
Payables to IP suppliers	1,169	448
Other payables	688	1,232
Other accrued expenses	371	335

	4,870	5,900

14. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company’s Amended and Restated Memorandum and Articles of Association authorize the Company to issue 500,000,000 shares with a nominal or par value of $0.0001 each.

In October 2005, certain share option holders exercised their options for 14,241,437 shares, among which 2,715,000 options were not vested. These early exercised shares had the following features:

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

14. SHAREHOLDERS’ EQUITY (CONT’D)

Early exercised Ordinary Shares are excluded from basic EPS until the shares are vested and the Company’s right to repurchase these shares has lapsed. 2,465,000 exercised Ordinary Shares became vested and treated as Ordinary Shares, and 250,000 unvested options were forfeited due to one optionee’s employment termination as of December 31, 2009.

Share repurchase program

On October 12, 2008, the Company announced a share repurchase program authorized by the Board of Directors with total share repurchase amounts up to $25,000,000.

Pursuant to the share repurchase plan approved by the Board of Directors, the Company repurchased 856,600 ADSs in 2008, representing 3,426,400 ordinary shares, with a total consideration of $1,650,000 at prices from $1.54 to $2.33 per ADS including brokerage commissions. In 2009, the Company repurchased 286,000 ADSs, representing 1,144,000 ordinary shares, with a total consideration of $1,014,000 at prices from $3.06 to $3.73 per ADS including brokerage commissions. The shares repurchased by the Company were accounted for at cost and there was no reissuance of the shares as of December 31, 2009.

15. SHARE-BASED COMPENSATION

The Company applies ASC 718 “Compensation-Stock Compensation”(“ASC 718”) and used the prospective transition approach from January 1, 2006, prior to which the Company accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations thereof. Pursuant to ASC 718, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair values of share option and restricted share on the dates of grant. The fair value of restricted shares and ordinary shares are equal to the market value of the Company’s common stock on the date of grant.

Share-based compensation recognized in 2007, 2008 and 2009 was $4.9 million, $6.3 million and $9.0 million, respectively. No income tax benefit was recognized in the statements of operations and comprehensive income for share-based compensation arrangements for the years ended December 31, 2007, 2008 and 2009 as no tax deduction was claimed.

The Company has three share option plans to honor the contributions of employees and non-employee consultants. The first plan is a discretionary share option plan adopted in March 2004 concurrent with the reorganization of the Company (the “Discretionary Plan”). The second share option plan was adopted in March 2004 (the “2004 Plan”). In November 2005, the third plan, the 2005 Share Incentive Plan (the “2005 Plan”) was adopted to replace the 2004 Plan. Three share option plans have contractual life of 10 years from the date of grant.

Discretionary Plan:

Concurrent with the reorganization of the Company, the Company’s shareholders approved the grant of share options to certain employees and non employees to honor the Company’s promises to issue share options upon the formalization of the share capital and option structures of the Company.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. SHARE-BASED COMPENSATION(CONT’D)

Majority of the options granted under the Discretionary Plan have a vesting period of five years. Under the vesting schedule, 20% of the share options will vest one year after the grant date, and 10% of the share options shall vest semi-annually over the next four years.

The Company recognized compensation expenses of approximately $77,000, $212,000 and $6,000 respectively for the years ended December 31, 2007, 2008 and 2009 in connection with the Discretionary Plan.

The share options issued under the Discretionary Plan were fully vested in 2009.

2004 Plan:

The 2004 Plan provides for the granting of share options to employees and non-employee consultants of the Company. The Company has reserved 12,541,080 ordinary shares for grant under the 2004 Plan.

Majority of the options granted under the 2004 Plan have a vesting period of 5 years. Under the vesting schedule, 20% of the share options will vest 1 year after the grant date, and 10% of the share options shall vest semi-annually over the next 4 years, or 1/60 of the shares options shall vest monthly over the next 4 years.

The 2004 Plan was terminated in November 2005, and the remaining options available for grant were transferred to the 2005 Plan.

Employee options:

Under the 2004 Plan, the Company granted total 10,006,600 share options to employees with an exercise price range of between US$1.60 to US$3.00

The Company recognized compensation expenses of approximately $77,000, $150,000 and $87,000 for the years ended December 31, 2007, 2008 and 2009.

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted a total of 664,800 share options to non-employees with an exercise price range of between US$1.60 to US$2.50.

The Company recorded consultancy fee expense with respect to research and development activities of approximately $62,000, $17,000 and $15,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

2005 Plan:

The 2005 Plan provides for the granting of share options and restricted shares to employees and non-employee consultants of the Company. The 3,065,505 share options which were not issued under the 2004 Plan were transferred to the 2005 Plan. Subsequently, another 10,000,000 shares were authorized for future grant.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. SHARE-BASED COMPENSATION (CONT’D)

Options granted thereafter are made under the 2005 Plan and no new options were granted under the 2004 Plan. The Company has reserved 13,065,505 ordinary shares for grant and authorized another 18,000,000 shares under the 2005 Plan as of December 31, 2009. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

Employee options:

Options granted under the 2005 Plan have vesting periods of three years or five years. For options with three years vesting period, 1/3 of the share options will vest one year after the grant date and 1/6 shall vest semi-annually over the next two years.

For options with five years vesting period, 20% of the share options will vest one year after the grant date, and 10% of the share options shall vest semi-annually over the next four years.

Under the 2005 Plan, the Company granted 16,348,600 share options to employees prior to 2009 and 850,552 share options during 2009 with an exercise price range of between $0.48 to $4.55.

The Company recognized $3,076,000, $3,734,000 and $3,299,000 in share-based compensation expense for the years ended December 31, 2007, 2008 and 2009, respectively.

Employee restricted shares:

Under the 2005 Plan, the Company granted 3,340,600 restricted shares as of December 31, 2009 to employees with vesting period between one and five years.

The Company recognized $1,374,000, $1,048,000 and $465,000 in share-based compensation expense for the years ended December 31, 2007, 2008 and 2009, respectively.

Non-employee options:

Under the 2005 Plan, as of December 31, 2009, for services provided by non-employee consultants, the Company granted 1,134,500 share options to non-employees with an exercise price range of between $1.11 to $4.55.

The Company recorded consultancy fee expense with respect to research and development activities of approximately $191,000, $72,000 and $24,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

Non-employees restricted shares:

Under the 2005 Plan, the Company granted 200,000 restricted shares with a vesting period of three years and 20,000 restricted shares with a vesting period of one year to non-employees. The vesting schedule is that 1/36 of the restricted shares will vest each month and 100% vested in one year after the grant date, respectively.

The Company recognized $90,000, $51,000 and nil in expense for the years ended December 31, 2007, 2008 and 2009, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. SHARE-BASED COMPENSATION (CONT’D)

Option repricing under 2004 Plan and 2005 Plan:

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

The Company recognized the re-pricing related share-based compensation expense of $992,000 and $341,000 for the year ended December 31, 2008 and 2009, respectively.

Ordinary shares granted

On June 30, 2009, the Company granted 9,827,404 ordinary shares to certain senior executives at the consideration of par value per share. The ordinary shares are subject to a four year transfer lock up restrictions with the release of 25% on each anniversary of the share grant date.

On July 31, 2009, the Company granted 40,000 ordinary shares at the consideration of par value of $0.0001 per share to one retired board member without any condition.

In connection with these two grants of ordinary shares, the Company recognized compensation expense of $4,718,000 for the year ended December 31, 2009.

Summary of share options granted to both employees and non-employees as of December 31, 2009 is presented below:

	Number of options	Weighted- average exercise price
Outstanding at December 31, 2008	21,883,443	1.12
Options granted	850,552	0.67
Options exercised	(175,064)	0.20
Options forfeited/cancelled	(1,950,680)	1.55

Outstanding at December 31, 2009	20,608,251	1.07

Vested and expected to vest at December 31, 2009	18,975,280	1.05

Total intrinsic value of options exercised for the years ended December 31, 2007, 2008 and 2009 was $103,000, $108,000 and $137,000, respectively.

The aggregate intrinsic value and weighted-average remaining contractual life for share options vested and expected to vest at December 31, 2009 was $8,507,000 and 5.83 years, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. SHARE-BASED COMPENSATION (CONT’D)

The weighted-average grant date fair value of options granted for each of the years ended December 31, 2007, 2008 and 2009 was $0.96, $0.50 and $0.42, respectively.

As of December 31, 2009, total unrecognized share-based compensation expense related to share options was $4,346,000, of which $13,000 is under the accelerated method and $4,333,000 is under the straight-line method. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 0.65 and 1.83 years under the accelerated and straight-line method, respectively. To the extent the actual forfeiture rate is different from the original estimate, actual share based compensation related to these awards may be different from the expectation.

Summary of restricted shares granted to both employees and non-employees as of December 31, 2009 is presented below:

	Number of restricted shares	Weighted average grant date fair value
Non-vested at December 31, 2008	1,402,944	0.98
Granted	320,000	0.78
Vested	(966,555)	0.81
Forfeited/cancelled	(38,889)	0.55

Non-vested at December 31, 2009	717,500	1.01

As of December 31, 2009, total unrecognized share-based compensation expense related to restricted shares was $325,000. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.59 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

The total fair value of shares vested during the year ended December 31, 2007, 2008 and 2009 was $559, 000, $571,000 and $5,182, 000, respectively.

There were no capitalized share-based compensation expenses for the years ended December 31, 2007, 2008 and 2009.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. SHARE-BASED COMPENSATION (CONT’D)

The following table summarizes information with respect to options outstanding as of December 31, 2009:

	Options outstanding				Options exercisable
Range of exercise price	Number of options outstanding	Weighted- Average Remaining Contractual life (years)	Weighted- average exercise price	Intrinsic value as of Dec.31, 2009	Number of options exercisable	Weighted- average remaining contractual life (years)	Weighted- Average Exercise Price	Intrinsic value as of Dec.31, 2009
0.01-0.32	2,327,236	4.07	0.13	2,525,607	2,327,236	4.07	0.13	2,525,607
0.42-0.63	1,791,700	5.54	0.58	1,149,630	1,347,700	4.23	0.60	835,210
0.68-0.97	10,461,320	6.36	0.71	5,304,302	6,802,728	5.98	0.70	3,512,752
1.10-1.39	916,700	7.42	1.28	9,492	426,800	7.36	1.28	3,857
1.47-1.60	1,640,245	5.15	1.59	—	1,523,245	4.98	1.60	—
1.73-2.10	527,550	5.82	1.92	—	423,870	5.60	1.95	—
2.27-2.59	1,404,100	6.33	2.48	—	961,860	6.24	2.47	—
2.75-2.82	847,400	6.25	2.80	—	591,140	6.24	2.80	—
3.00-3.37	401,500	6.08	3.11	—	297,800	5.98	3.10	—
4.22-4.55	290,500	6.31	4.42	—	203,350	6.31	4.42	—

	20,608,251	5.95	1.07	8,989,031	14,905,729	5.48	1.04	6,877,426

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. SHARE-BASED COMPENSATION (CONT’D)

The estimated grant date fair values of each option outstanding for employees and non-employees range from $0 to $3.36 and $0.64 to $4.41, respectively. The Company estimates the grant date fair value of stock options using a Black-Scholes option-pricing model.

Employee grants:

The assumptions below are for options with 5 years vesting period after grant date.

	2007	2008	2009
Risk-free interest rates (%) (1)	3.83-5.10	2.71-3.81	3-3.30
Expected life (2)	6.4 years	6.4 years	6.4 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	65	65	65

The assumptions below are for options with 3 years vesting period after grant date.

2007
Risk-free interest rates (%) (1)	4.97
Expected life (2)	3.9 years
Expected dividend yield (%) (3)	—
Expected volatility (%) (4)	65

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 or 7 years which is approximately consistent with the expected life of the awards.
(2)	The Company uses the simplified method specified in ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall to calculate the expected life of share options because the Company changed the type of employees who receive the share option grants such that its historical exercise data no longer provide a reasonable basis upon which to estimate expected term.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)	The Company estimated volatility based on the historical volatilities of the Company and comparable public companies for a term which approximate the expected life.

Non-employee grants:

	2007	2008	2009
Risk-free interest rates (%) (1)	4.19-4.78	1.55-3.34	1.47-2.95
Expected life (2)	5 years	5 years	5 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	65	65	65

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 years consistent with the expected life of the awards.
(2)	The Company uses the vesting term 5 years as the expected life of share options for non-employees.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)	The Company estimated volatility based on the historical volatilities of the Company and comparable public companies from 2007.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16. RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2007	2008	2009
	(in thousands)
Research and development	23,888	26,089	28,078
Less: research and development grants	(3,849)	(1,504)	(1,714)

Research and development, net	20,039	24,585	26,364

There is no assurance that the Company will continue to receive research and development grants.

17. TAXATION

(a)	Income taxes

Income taxes of the Group are as follows:

	Years ended December 31
	2007	2008	2009
	(in thousands)
Current income tax expense	(5)	(1)	(131)
Deferred income tax benefit /(expense)	104	(304)	40

Income tax benefit /(expense)	99	(305)	(91)

The components of income/(loss) before income taxes are as follows:

	Years ended December 31
	2007	2008	2009
	(in thousands)
Income/(loss) arising from China operations	895	(5,731)	(13,010)
Loss arising from non-China operations	(2,999)	(7,603)	(7,583)
- U.S.	52	31	25
- Hong Kong	(251)	(1,298)	522
- Cayman	(2,800)	(6,336)	(8,130)

Loss before taxes and loss of an unconsolidated affiliate	(2,104)	(13,334)	(20,593)

Income tax benefit/(expense) relating to
China operations	101	(300)	51
Income tax expense relating to non-China operations	(2)	(5)	(142)
- U.S.	(2)	(5)	(11)
- Hong Kong	—	—	(131)

	99	(305)	(91)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17. TAXATION (CONT’D)

(a)	Income taxes (cont’d)

As of and for the three years ended December 31, 2009, no unrecognized tax benefits or interest and penalties have been recognized.

The Company’s tax years from 2003 through 2009, are still open for examination in various tax jurisdictions. The Company does not anticipate any significant change within 12 months of this report date of its uncertain tax positions.

The People’s Republic of China:

On March 8, 2004, Vimicro China was approved as a “Foreign Investment Advanced Technology Enterprise” by the Ministry of Commerce of the People’s Republic of China, and is entitled to a preferential tax rate at 10% for 3 years from 2006 to 2008. In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law (“New EIT Law”), which became effective as of January 1, 2008. The above preferential treatment discontinued to be effective under the New EIT Law, thus the 10% income tax rate is not applicable since 2008.

Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25% and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the previously effective PRC EIT Law for Foreign Investment Enterprises and Foreign Enterprises tax laws, administrative regulations and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprise” set out in the Implementation Rules of the New EIT Law. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rate treatments granted to PRC entities that previously qualified for “high and new technology enterprise” will not automatically be applicable under the new tax regime unless they qualify as a “high and new technology enterprise” pursuant to the New EIT Law, its Implementation Rules and relevant working guidance promulgated by the government authorities. Vimicro China obtained the certificate as a “high and new technology enterprise” which is subject to examination every three years and is entitled to a preferential income tax rate of 15% for 2008 to 2010.

Under the New EIT Law, an enterprise established outside of the PRC with effective management located in the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its worldwide income. The Implementation Regulations of the New EIT Law further defines effective management as substantial and overall management and control over production and business operations, personnel, accounting and properties of an enterprise. If the PRC tax authorities subsequently determine that any of the entities in the Group registered outside PRC should be deemed a resident enterprise, they will be subject to a 25% PRC income tax rate on their worldwide income. Also, dividends distributed by these Group entities to their non-China resident shareholders may also be subject to China withholding tax of 10%.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17. TAXATION (CONT’D)

(a)	Income taxes (cont’d)

The People’s Republic of China (cont’d):

Furthermore, under the New EIT Law, dividends payable by a foreign investment enterprise to its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, unless such foreign investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax. A subsequent circular issued in January 2008 stipulates that no income tax will be payable on the distribution of earnings of foreign invested enterprises where the relevant earnings were generated prior to January 1, 2008 with dividends distribution declared in 2008 and beyond. However, the income tax withholding rate on earnings generated after December 31, 2007 will be 10% or the applicable treaty rate.

Vimicro China, as an advanced technology enterprise, is entitled to an extra 50% deduction on qualified R&D expenditure. However Vimicro China is required to obtain the approval from related government authority to enjoy the R&D super deduction since year 2008. Vimicro China did not obtain the approval from the government authority in 2008. Accordingly in order to be prudent, Vimicro China does not believe it is more likely than not that it can get the approval in 2009.

The composition of income tax expense relating to China operations is as follows:

	Years ended December 31
	2007	2008	2009
	(in thousands)
Deferred income tax benefit /(expense)	101	(300)	51

Income tax benefit /(expense)	101	(300)	51

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Viewtel had income tax expenses of approximately $2,000 $5,000 and $11,000 in 2007, 2008 and 2009, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17. TAXATION (CONT’D)

(a)	Income taxes (cont’d)

Hong Kong

Subject to certain provisions of the Inland Revenue Ordinance in Hong Kong, A non-Hong Kong person or entity is subject to withholding tax on gross royalty income received or accrued for the use of or right to use certain intellectual property in Hong Kong. Additionally, the Hong Kong payer must withhold if the payer will seek a deduction in Hong Kong for the royalty. Where the royalty is paid to a related party and intellectual property in question has never been owned, wholly or in part, by a person carrying on a business in Hong Kong, the effective rate of withholding rate was 5.25% for the years 2006/07 to 2007/08 and 4.95% in 2008/09 and 2009/10. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro Hong Kong withheld and paid over to the tax authorities in Hong Kong on behalf of Vimicro China certain amounts in respect of prior years. Upon approval by the relevant PRC tax authorities, the amount of withholding tax paid on royalty income to the Hong Kong tax authority can be treated as a foreign tax credit by Vimicro China. Thus, it can be used to offset the tax payable on the same source of income for PRC tax purpose.

Since the year of assessment 2005/2006 (for the assessment year ended 31 December 2005), Vimicro Hong Kong has filed non-taxable offshore claims in its Hong Kong profits tax returns. In December 2009, the Hong Kong Inland Revenue Department (“IRD”) issued the Departmental Interpretation and Practice Notes No. 21(Revised) (“Revised DIPN21”) to redefine the locality of profits. The Company has technical grounds to claim that its profits are sourced offshore Hong Kong and, where duly substantiated by documentation, it is more likely than not that Vimicro Hong Kong’s offshore claim would be accepted by the Hong Kong Inland Revenue Department and the profits of Vimicro HK would therefore not be subject to Hong Kong profit tax. As a result, Vimicro HK would not require a deduction in Hong Kong for the royalty paid to Vimicro China. Furthermore, to the extent that the intellectual property in question is not used in Hong Kong, Vimicro China would not be subject to Hong Kong withholding tax on the royalty income derived from Vimicro Hong Kong.

As a result of Vimicro HK changing its filing basis to offshore, a refund of the tax previously withheld overpaid was applied for in respect of the years of assessment of 2004/2005 and 2005/2006. Accordingly, the Company recorded a withholding tax refundable of approximately $982,000 as of December 31, 2006. In addition, Vimicro Hong Kong reversed all tax account balances related to the onshore filing positions previously taken and recognized a tax benefit of $201,000 for the year ended December 31, 2006, as a result of changing its filing position. The offshore claim of Vimicro Hong Kong is subject to a review by the IRD Hong Kong tax authorities’ review as of December 31, 2009.

Pursuant to relevant PRC tax rule, Vimicro Hong Kong is probably deemed to create a permanent establishment in Mainland China because Vimicro China conducted certain trading activities on behalf of Vimicro Hong Kong in China. Consequently the profits of Vimicro Hong Kong attributable to its permanent establishment in China are probably subject to income tax in PRC. Furthermore according to New EIT Law and related implementation rule effective from January 1, 2008, if the PRC tax authorities subsequently deem Vimicro Hong Kong as a PRC resident enterprise, it will be subject to PRC income tax of 25% on its worldwide income. In order to be prudent, Vimicro Hong Kong accrued PRC income tax expenses of $131,000 for the year ended December 31, 2009.

The following table sets forth the reconciliation between the statutory PRC EIT rate and the effective tax rate for the Group (Prior to 2009, the Company disclosed effective tax rate reconciliation for the Company’s China operations. The Company has restated the presentation for prior periods to conform to the current presentation):

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17. TAXATION (CONT’D)

(a)	Income taxes (cont’d)

	Years ended December 31
	2007	2008	2009
Statutory tax rate	33%	25%	25%
Effect of preferential tax treatment	8%	(8)%	(1)%
Additional R&D deduction	1%	14%	—
Other permanent differences	(43)%	(18)%	(19)%
Change in tax rate	9%	(1)%	—
Change in valuation allowance	(3)%	(14)%	(5)%

Effective income tax rate	5%	(2)%	0%

The tax holidays granted to the entities of the Company have no impact for the three years ended December 31, 2009 as the entities recorded loss in the period.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17. TAXATION (CONT’D)

(b)	Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of year end are as follows:

	As of December 31
	2008	2009
	(in thousands)
Deferred tax assets
Provision for doubtful accounts and slow-moving inventories	4	125
Operating loss carry forwards	1,703	2,397
Other accruals	271	470
Difference in tax basis from ViSS acquisition	—	519

Total deferred tax assets	1,978	3,511
Valuation allowance	(1,976)	(3,508)

Net deferred tax assets	2	3
Less: Current portion of deferred tax assets	(2)	(3)

Deferred tax assets, non-current	—	—

Deferred tax liabilities
Difference in tax basis from ViSS acquisition, current	—	153

Differences in tax basis for property equipment and software, non-current	31	43

Total deferred tax liabilities	31	196

The change in the valuation allowance reported during 2008 includes the impact of a change in judgment regarding the realizability of $281,000 of China deferred tax assets recorded as of December 31, 2007. The change in judgment resulted from the Company’s pre-tax losses incurred in 2008. There were no adjustments of the beginning-of-the-year balances of valuation allowances for the years ended December 31, 2007 and 2009 because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax assets in future years.

PRC

Subject to the approval of the relevant tax authorities, the Group has tax losses carried forward from its subsidiaries in China totalling approximately $13,996,000 as at December 31, 2009, of which $270,000, $3,682,000 and $10,044,000 will expire in 2012, 2013 and 2014, respectively.

As of December 31, 2008 and 2009, valuation allowances of approximately $1,703,000 and $2,397,000 was provided mainly on the losses carried forward as it is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration.

As of December 31, 2009, the Group had deferred tax liabilities of US$196,000, of which $153,000 arosed from the ViSS acquisition.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17. TAXATION (CONT’D)

(b)	Deferred tax (cont’d)

USA

Viewtel had no material deferred tax assets and liabilities as of December 31, 2008 and 2009.

Hong Kong

As Vimicro Hong Kong filed for offshore claims in its Hong Kong profit tax returns since the year of assessment 2005/2006, no deferred tax assets and liabilities are recognized.

(c)	PRC Value Added Tax (“VAT”)

According to the value-added tax policy from the relevant tax authorities, the sales of integrated circuits (IC, including mono crystalline silicon chips) by Vimicro China is subject to an output VAT of 17%, while the purchase of products by Vimicro China is subject to an input VAT tax rate of 17%. VAT payable or receivable is the net difference between periodic output VAT and deductible input VAT. On November 5, 2008, the PRC State Council passed The Provisional Regulations of the People’s Republic of China on Value-Added Tax ”New VAT Law”. In accordance with the New VAT Law and its Implementation Rules, which became effective as of January 1, 2009, input VAT on fixed asset purchases are included in the input VAT for VAT payable purposes.

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

In December 2008, the Ministry of Finance and State Administration of Taxation revised the Business Tax Detailed Implementation Rules, under which all entities or individuals that provide labor services within PRC are mandatory payers of BT and the “provision of labor services in China” is defined to mean where either the service provider or the service recipient is located in China. Accordingly the Company incurred additional business tax beginning January 1, 2009 primarily in connection with its PRC subsidiaries’ procurement of overseas intellectual properties and the purchase of the research and development services from Viewtel by Vimicro China.

18. SEGMENT REPORTING

Based on the criteria established by ASC 280 “Segment Reporting”, the Company has determined that the business segments that constitute its primary reporting segments are multimedia processors and surveillance and security products in accordance with the Group’s organization and internal financial reporting structure. As no measures of assets by segment are reported and used by the chief operating decision makers, the Group has not made disclosure of total assets by reportable segment.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

18. SEGMENT REPORTING (CONT’D)

Summarized information by business segment for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Years Ended December 31, 2007
	(in thousands)
	Multimedia processors	Surveillance and security products	Intersegment elimination*	Consolidated
Revenue	92,753	—	—	92,753
Cost of revenue	(64,290)	—	—	(64,290)

Gross profit	28,463	—	—	28,463
Unallocated operating expense				(35,138)
Unallocated non-operating income, net				4,571
Loss before income tax expense				(2,104)

	Years Ended December 31, 2008
	(in thousands)
	Multimedia processors	Surveillance and security products	Intersegment elimination*	Consolidated
Revenue	86,497	—	—	86,497
Cost of revenue	(61,814)	—	—	(61,814)

Gross profit	24,683	—	—	24,683
Unallocated operating expense				(41,919)
Unallocated non-operating income, net				3,902
Loss before income tax expense				(13,334)

	Years Ended December 31, 2009
	(in thousands)
	Multimedia processors	Surveillance and security products	Intersegment elimination*	Consolidated
Revenue	70,825	2,165	(19)	72,971
Cost of revenue	(50,607)	(1,310)	19	(51,898)

Gross profit	20,218	855	0	21,073
Unallocated operating expense				(46,514)
Unallocated non-operating income, net				4,848
Loss before income tax expense				(20,593)

*	The intersegment eliminations represented the surveillance products Visiondigi sold to Vimicro China in 2009.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

18. SEGMENT REPORTING (CONT’D)

The revenue presented below is attributed by country of domicile of the entity that recorded the revenue

	Years Ended December 31
	2007	2008	2009
	(in thousands)
Revenue distribution
Mainland China	2,423	1,622	3,392
Hong Kong	90,330	84,875	69,579

	92,753	86,497	72,971

The following table summarizes information regarding the distribution of long-lived assets by geographic region:

	As of December 31
	2008	2009
	(in thousands)
Long-lived Assets
Mainland China	13,617	17,779
Hong Kong	3,321	2,838
U.S.A	278	276

	17,216	20,893

The following table summarizes the Group’s revenues for each product class in multimedia processors segment for the years ended December 31, 2007, 2008 and 2009 respectively:

	Years Ended December 31
	2007	2008	2009
	(in thousands)
PC camera multimedia products	38,869	36,334	36,802
Image sensors	19,422	17,166	12,101
Mobile phone multimedia processors	24,003	20,284	12,836
Other products	10,459	12,713	9,086

Total multimedia processors	92,753	86,497	70,825

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

19. COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates relating to office facilities, corporate apartments and software for research and development. Future minimum lease payments for non-cancelable operating leases as of December 31, 2009 are as follows:

$ (in thousands)
Payable in:
2010	2,389
2011	160

2,549

As of December 31, 2009, the Group had no operating lease commitment beyond 2011.

Total rental expense amounted to approximately $1,967,000, $2,538,000 and $3,131,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

(b)	Product purchase commitments

As of December 31, 2009, the Group had commitments to purchase products from suppliers that had not been recognized in the financial statements for approximately $5,112,000 payable within one year.

(c)	Capital commitments

As of December 31, 2009, the Group had commitments to purchase fixed assets that had not been recognized in the financial statements for approximately $198,000 payable within one year.

Vimicro China had executed an agreement in December 2006 with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for expropriation of the land.

In November 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd., pursuant to which, in consideration of approximately RMB 42.2 million ($6.2 million), Vimicro Shanghai would acquire land use rights for approximately 21,123 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. Vimicro Shanghai has paid RMB 29.3 million ($4.3 million) for the land use right as of December 31, 2009. The land will be the site of a new building, which will become Vimicro Shanghai’s office building and accommodate a research and development center.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

19. COMMITMENTS AND CONTINGENCIES (CONT’D)

In December 2007, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industry Base (“Xuzhuang Committee”) and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd (“Xuanwu SAMC”). Under the agreement, Vimicro Jiangsu would acquire land use rights for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park in consideration of RMB 39.6 million ($5.8 million). On June 18, 2009, Vimicro Jiangsu entered into a supplementary agreement, pursuant to which the size of the plot stipulated in the original agreement was reduced to approximately 68,224 square meters, and the payment for the transfer was reduced to RMB33.8 million ($4.9 million). Pursuant to the original agreement, the last installment of the transfer cost of RMB 9.2 million ($1.3 million) may be offset by the taxes Vimicro Jiangsu pays to Xuanwu District according to a pre-set, seven-year schedule or offset by any local government subsidies to Vimicro Jiangsu. Total consideration of RMB 24.6 million ($3.6 million) was paid for the land use right as of December 31, 2009. This land will be the site of a new building, which will become Vimicro Jiangsu’s office building and accommodate a research and development center.

(d)	Contingencies

In June 2007, Vimicro Shenzhen entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB 6.7 million ($ 1.0 million), Vimicro Shenzhen acquired the land use right for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park to build office building and accommodate a research and development center. According to the land use right transfer agreement, Vimicro Shenzhen had to complete construction of the site by June 22, 2009 . As of June 2009, the construction had not commenced. The relevant government agencies received Vimicro Shenzhen’s construction extension application in June 2009 and the extension remained subject to local government agencies’ approval as of December 31, 2009. Vimicro Shenzhen might be subject to the withdrawal of the land use rights with refund of the land consideration after deduction of the monetary penalty amount should the local government agencies deny the application. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2009.

According to the land use right agreements entered by Vimicro Jiangsu, the construction of the proposed research and development center should commence prior to December 31, 2009. Vimicro Jiangsu has not received the land use right certificate and therefore can not commence construction Vimicro Jiangsu is in discussion with the relevant authorities on amending relevant agreements and extension of construction. However, the relevant government authorities could deny the request and impose penalties or fines for the construction delay.

The construction plan of an office building of Vimicro China, indicates that the building will block the sunlight of a kindergarten. It is reasonably possible that Vimicro China will be subject to a claim for compensation by the kindergarten before the government approves the building construction.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

20. SUBSEQUENT EVENTS

(a) PRC regulations currently restrict companies with foreign ownership from engaging in the provision of value-added telecommunications service. To comply with the PRC regulations, the Company, through Vimicro China and two of the company’s senior executives, established Vimicro Sky-Vision Technology Corporation (“Vimicro Sky-Vision”), which was established in Beijing, PRC in March 2010 with the two senior executives as the same shareholders (the “Registered Shareholders”), Vimicro Sky-Vision will provide wireless value-added telecommunication services, particularly for the mobile surveillance business.

Vimicro China extended loans of RMB10 million ($1.5 million) in February 2010 to the Registered Shareholders to finance their investments in Vimicro Sky-Vision. Vimicro China does not have direct equity ownership interest in Vimicro Sky-Vision but absorbs the risks and the rewards associated with the investment in Vimicro Sky-Vision through a series of contractual arrangements with Vimicro Sky-Vision and its shareholders. Vimicro Sky-Vision is a variable interest entity (“VIE”) to the Vimicro China, in which it has a variable interest. Vimicro China is the primary beneficiary and will control Vimicro Sky-Vision.

(b) In January 2010, Ningbo Sunny invested RMB 20 million ($2.9 million) in Visiondigi. Vimicro China increased its shareholding for the consideration of RMB 9.85 million ($1.4 million). As of the end of March 2010, Vimicro China, Ningbo Sunny and the three individuals as a group held 50.95%, 26.16% and 22.89% of equity interests in Visiondigi, respectively.

(c) In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the construction land use rights for 5,046.52 square meters located in Beijing, PRC. The aggregate consideration for the acquisition of the land use right is RMB39.1 million ($5.7 million) and was fully paid in March, 2010.

(d) In April 2010, Vimicro Shanghai obtained the land use right certificate for the land located in Shanghai, PRC after payment of the remaining consideration of RMB12.9 million ($1.9 million).

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

21. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

As of December 31, 2008 and 2009, the restricted net assets held by the Group’s consolidated PRC subsidiaries exceeded 25% of the Group’s consolidated net assets.

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323 “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented as “Investment in subsidiaries” on the separate condensed balance sheets of the Company and share of its subsidiaries’ profits or losses as “Share of net profits of subsidiaries” on the separate condensed statements of operations and comprehensive income of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2008 and 2009.

Regulations in the PRC permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2008 and 2009, the balance of the Company’s PRC subsidiaries’ statutory reserves was approximately $2,782,000 and $2,782,000, respectively.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The Company has approximately $111,970,000 and $97,487,000 of cash and bank deposits in the PRC as of December 31, 2008 and 2009, respectively, of which approximately $104,685,000 and $89,661,000 are denominated in RMB as of December 31, 2008 and 2009 respectively. The Company’s PRC subsidiaries had restricted cash of $73,157,000 and $132,000 as of December 31, 2008 and 2009 respectively, which was denominated in RMB.

In addition, the registered capital of the Company’s PRC subsidiaries are also restricted.

The Company had restricted net assets of approximately $81,747,000 and $77,200,000 as of December 31, 2008 and 2009, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

21. CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	December 31
	2008	2009
Assets
Current assets:
Cash and cash equivalents	25,199	16,306
Marketable equity securities	731	543
Amounts due from subsidiaries	44,957	54,349
Prepayments and other current assets, net	204	245

Total current assets	71,091	71,443
Investment in subsidiaries	65,456	54,867

Total assets	136,547	126,310

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses and other current liabilities	304	324

Shareholders’ equity:
Ordinary shares, $0.0001 par value. 500,000,000 shares authorized, 137,778,145 and 147,643,168 shares issued and outstanding as of December 31, 2008 and December 31, 2009, respectively	14	15
Additional paid-in capital	142,681	151,672
Treasury stock	(1,650)	(2,664)
Accumulated other comprehensive income	9,435	9,967
Accumulated deficit	(17,019)	(35,786)
Statutory reserve	2,782	2,782

Total shareholders’ equity	136,243	125,986

Total liabilities and shareholders’ equity	136,547	126,310

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

21. CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of U.S. dollars)

	For the year ended December 31
	2007	2008	2009
Operating expenses:
Research and development, net	(2,240)	(2,612)	(3,120)
Selling and marketing	(654)	(852)	(261)
General and administrative	(2,829)	(3,872)	(7,570)

Loss from operations	(5,723)	(7,336)	(10,951)

Other income:
Interest income	2,623	700	60
Gain on disposal of marketable equity securities	—	—	2,461
Others, net	300	300	300

Loss before share of net profits / (loss) of subsidiaries	(2,800)	(6,336)	(8,130)

Share of net profits / (loss) of subsidiaries, net of taxes	796	(7,304)	(10,637)

Net loss	(2,004)	(13,640)	(18,767)

Loss attributed to ordinary shareholders	(2,004)	(13,640)	(18,767)

Other comprehensive income / (loss):

Foreign currency translation adjustment	3,380	4,097	48
Unrealized (loss)/gain on securities	—	(29)	484

Comprehensive income / (loss)	1,376	(9,572)	(18,235)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

21. CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2007	2008	2009
Cash flows from operating activities:
Net loss	(2,004)	(13,640)	(18,767)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Share of net (profits)/loss of subsidiaries	(796)	7,304	10,637
Share-based compensation expense	4,947	6,276	8,955
Gain on disposal of marketable equity securities	—	—	(2,461)
Changes in assets and liabilities:
Amounts due from subsidiaries	(43,424)	8,354	(9,390)
Prepayments and other current assets	22	40	(41)
Accrued expenses and other current liabilities	95	20	20

Net cash (used in)/ provided by operating activities	(41,160)	8,354	(11,047)

Cash flows from investing activities:
Purchase of marketable equity securities	—	(760)	(627)
Capital contribution in subsidiaries	(9,000)	(11,000)	—
Proceeds from disposal of marketable equity securities	—	—	3,759

Net cash (used in)/ proved by investing activities	(9,000)	(11,760)	3,132

Cash flows from financing activities:
Payment for repurchasing of exercised share options	(31)	—	—
Refund of payment for share option	—	(38)	—
Repurchase of shares	—	(1,650)	(1,014)
Proceeds from exercise of share options	53	25	36

Net cash provided by/(used in) financing activities	22	(1,663)	(978)

Net decrease in cash and cash equivalents	(50,138)	(5,069)	(8,893)

Cash and cash equivalents at beginning of year	80,406	30,268	25,199

Cash and cash equivalents at end of year	30,268	25,199	16,306