Form 20-F/A
period 2009-12-31
Vimicro International CORP
filed 2010-10-22
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 3

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

Vimicro International Corporation (the “Company”) is filing this Amendment No. 3 to its annual report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on May 12, 2010 and amended by the Amendment No. 1 on June 4, 2010 and the Amendment No. 2 on August 20, 2010 (the “2009 Form 20-F”), for the sole purpose of amending Exhibits 4.23 and 4.24, in response to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) following a review of the Company’s confidential treatment request. Exhibits 4.23 and 4.24 to this Amendment No. 3 to the 2009 Form 20-F supersede and replace the corresponding exhibits to the Amendment No. 2 filed with the SEC on August 20, 2010.

This Amendment No. 3 consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III), a signature page, Exhibits 4.23 and 4.24 and currently-dated certifications by our principal executive officer and our principal financial officer.

This Amendment No. 3 speaks as of the initial filing date of the 2009 Form 20-F, except for the certifications referenced above. Other than as described above, this Amendment No. 3 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2009 Form 20-F or reflect any events that have occurred after the initial filing date of the 2009 Form 20-F. As a result, the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009, as amended by the Amendment No. 1, the Amendment No. 2 and this Amendment No. 3, continues to speak as of the initial filing date of the 2009 Form 20-F.

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Vimicro International Corporation (incorporated by reference to Exhibit 3.2 from the second amendment to our F-1 registration statement (File No. 333-129217), initially filed with the Commission on November 8, 2005)

2.1	Specimen Certificate for Ordinary Shares of Vimicro International Corporation (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.2	Specimen American Depositary Receipt of Vimicro International Corporation (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.3	Form of Deposit Agreement among Vimicro International Corporation, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.1	Form of Shareholding Transfer Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.2	Reorganization and Subscription Agreement, dated as of March 17, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.3	Shareholders Agreement, dated as of October 12, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.4	Registration Rights Agreement, dated as of October 12, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

Exhibit Number	Description of Document
4.5	2004 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.8	Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.9	Cooperation Agreement, dated December 22, 2006, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.9 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.10	Supplementary Agreement, dated April 18, 2007, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.10 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.11	Contract for Transfer of the Use Right of the State-owned Land in Zhangjiang Semiconductor Industry Park, Shanghai, dated November 15, 2007, between Zhangjiang Semiconductor Industry Park Co., Ltd. and Vimicro High-Tech Corporation (incorporated by reference to Exhibit 4.11 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.12	Investment & Cooperation Agreement, dated December 26, 2007, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.12 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.13	Amended and Restated 2005 Share Incentive Plan, dated December 11, 2008 (incorporated by reference to Exhibit 4.13 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.14	Cooperative Agreement, dated September 24, 2008, among Tianjin Economic Technological Development Area Administrative Committee, Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.14 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.15	Shareholders Agreement regarding the arrangement of initial share, effective from December 29, 2008, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.15 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.16	Lock-up Agreements, dated June 30, 2009, between the Company and each of Mr. Zhonghan (John) Deng, Mr. Xiaodong (Dave) Yang, and Mr. Zhaowei (Kevin) Jin (incorporated by reference to Exhibit 4.16 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.17	Agreement for the Transfer of Land Use Right of State-owned Construction Land, dated May 18, 2009, between Tianjin Economic-Technological Development Area (TEDA) Land Administration and Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.17 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.18	Supplementary Agreement Regarding the Investment & Cooperation Agreement, dated June 18, 2009, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.18 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

Exhibit Number	Description of Document
4.19	Shareholders Agreement regarding the grant of an exclusive right, dated June 30, 2009, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.19 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.20*	Investment Frame Agreement, dated January 4, 2010, among Vimicro China, Ningbo Sunny, Bin Sheng, Weiqi Sheng and Xuewu Zhou

4.21*	Supplementary Agreement regarding the direct transfer of land use right of state-owned construction land, dated June 18, 2009, among Vimicro Jiangsu, Nanjing SAMC and the Nanjing Municipal Bureau of Land Resources

4.22*	Agreement regarding the transfer of land use right of state-owned construction land, dated February 20, 2010, between Vimicro China and Beijing Municipality Bureau of Land Resources

4.23**†	Agreement regarding the acquisition of ViSS business from ASB, dated August 28, 2009, between Vimicro Tianjin and ASB

4.24**†	Agreement regarding the acquisition of equipment and software from ASB, dated August 28, 2009, between Vimicro Tianjin and ASB

8.1*	List of Subsidiaries

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Independent Registered Public Accounting Firm

*	Previously filed with the Annual Report on Form 20-F on May 12, 2010.
**	Filed with this Amendment No. 3 to Form 20-F.
†	Confidential treatment is being requested with respect to portions of these exhibits that have been redacted pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment to the annual report on its behalf.

Vimicro International Corporation

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Chairman and Chief Executive Officer

Date: October 22, 2010