Form 20-F
period 2010-12-31
Vimicro International CORP
filed 2011-06-30
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Shuhua (Yvonne) Yang

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

As of December 31, 2010, 147,135,996 ordinary shares were outstanding.

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

•	“Vimicro China” are to Vimicro Corporation, our wholly owned subsidiary in China;

•	“Vimicro Shenzhen” are to Vimicro Technology Corporation, our wholly owned subsidiary in Shenzhen, China;

•	“Vimicro Hong Kong” are to Vimicro Electronics International Limited, Vimicro China’s wholly owned subsidiary in Hong Kong;

•	“Vimicro Shanghai” are to Vimicro High-Tech Corporation, our wholly owned subsidiary in Shanghai, China;

•	“Vimicro Beijing” are to Vimicro Electronic Technology Corporation, Vimicro China’s wholly owned subsidiary in Beijing, China;

•	“Vimicro Jiangsu” are to Jiangsu Vimicro Electronics Corporation, a wholly owned subsidiary of Vimicro Beijing;

•	“Vimicro Tianjin” are to Vimicro Electronics Corporation, a company incorporated in Tianjin, China, in which Vimicro China holds a 49.99% equity interest;

•	“Vimicro Wuxi” are to Wuxi Vimicro Corporation, a company incorporated in Wuxi, China, in which Vimicro China holds a 5% equity interest;

•	“Visiondigi” are to Shanghai Visiondigi Technology Co. Ltd., a joint venture established in Shanghai, China, in which Vimicro China holds a 53.26% equity interest; and

•	“Vimicro Sky-Vision” are to Vimicro Sky-Vision Technology Corporation, a company incorporated in Beijing, China, as our variable interest entity, or VIE.

In addition, references in this annual report on Form 20-F to,

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” are to our ordinary shares, par value $0.0001 per share;

•	“RMB” are to the legal currency of China; and

•	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, and as of December 31, 2009 and 2010.

We and certain shareholders of our company completed the initial public offering of 8,697,063 ADSs, each representing four of our ordinary shares on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.”

GLOSSARY OF TECHNICAL TERMS

2G	second generation wireless network.

3G	third generation wireless network.

AAC	Advanced Audio Coding, a standardized lossy compression and encoding scheme for digital audio.

AAC plus	High-Efficiency Advanced Audio Coding.

AMR codec	Adaptive Multi Rate, an audio recording file format for certain mobile phones. The AMR codec encodes narrowband (200-3400 Hz) signals at variable bit rates ranging from 4.75 to 12.2 kbps with toll quality speech starting at 7.4 kbps.

ARM926EJ	a processor enables single processor solutions for microcontroller, DSP and Java applications.

CMMB	China Mobile Multimedia Broadcasting, a mobile television and multimedia standard developed and specified in China by the State Administration of Radio, Film, and Television (SARFT).

CMOS	Complementary Metal Oxide Semiconductor, a technology for constructing integrated circuits.

D1	one of the following video resolutions for TV specification: (i) 704x576 (TV PAL), (ii) 704x480 (TV NTSC), (iii) 720x576 (DVD-Video PAL) and (iv) 720x480 (DVD-Video NTSC).

DSP	digital signal processing, which is concerned with the representation of discrete time signals by a sequence of numbers or symbols and the processing of these signals.

DVR	digital video recorder, a consumer electronics device or application software that records video in a digital format to a disk drive, USB flash drive, SD memory card or other local or networked mass storage device.

DVS	digital video server, a computer based device (also called a “host”) dedicated to delivering analog video signals.

fab or foundry	a semiconductor fabrication facility.

fabless	a semiconductor company that uses third-party foundries for all of its wafer fabrication requirements.

FAT	file allocation table, a file system used for MS-DOS and consumer versions of Microsoft Windows.

firmware	software stored in read-only memory (ROM) or programmable ROM (PROM). Firmware is easier to modify than hardware but more difficult to modify than software stored on disk. Firmware is often responsible for the behavior of a system when it is first switched on. A typical example of firmware would be a “monitor” program in a microcomputer that loads the full operating system from disk or from a network and then passes control to it.

GPS	the Global Positioning System, a navigation and precise-positioning tool.

I2C	I2C (“eye-squared-see”) bus, a control bus that provides the communications link between integrated circuits in a system.

ISDB-T	Integrated Services Digital Broadcasting-Terrestrial (ISDB-T), a Japanese standard for digital television (DTV) and digital radio used by the country’s radio and television stations.

MCU	microcontroller unit, an electronic micro chip that can be programmed to control appliances.

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth of an inch.

MIDI	Musical Instrument Digital Interface, an industry-standard protocol that enables electronic musical instruments, such as keyboard controllers, computers, and other electronic equipment, to communicate, control and synchronize with each other.

MDTV	mobile digital television, a type of television broadcasting that is received on a small handheld device.

MPEG2	a standard for the generic coding of moving pictures and associated audio information.

NAND	Not AND, a binary operation in logic.

NTSC	the National Television System Committee, an analog television system that is used in North America, South America (except Brazil, Argentina, Uruguay, and French Guiana), Burma, South Korea, Taiwan, Japan, the Philippines, and some Pacific island countries and territories

NVR	network video recorder.

QFN	Quad Flat No leads, a type of chip package with a lead frame and wire bonding.

QVGA	quarter video graphics array.

PAL	Phase Alternate Line, the dominant television standard in Europe.

RISC	reduced instruction set computer.

SD/MMC	secure digital, or SD, is a non-volatile memory card format developed by Matsushita, SanDisk, and Toshiba; multimedia card, or MMC, is a format developed jointly by Sandisk and Siemens.

SDHC	Secure Digital High Capacity, a type of flash memory card based on the SDA (Secure Digital Association) 2.00 specification. SDHC provides removable memory storage for compatible digital devices, including cameras, camcorders, PDAs, MP3 players and more.

SMIA	Standard Mobile Imaging Architecture, an imaging architecture especially suitable for mobile application use.

SPI/UART	serial peripheral interface and universal asynchronous receiver/transmitter.

SVAC	Surveillance Digital Video Audio Coding, a Chinese standard under development for security and surveillance market employing advanced audio video coding technology. Vimicro China is a co- founder of the SVAC Working Group with Ministry of Public Security.

SVR	super digital video recorder.

system-on-chip or SoC	a chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

T-DMB	Terrestrial Digital Multimedia Broadcasting, a digital radio transmission technology that operates via terrestrial transmission.

UAC	Universal Audio Class, Universal Serial Bus Device Class, a definition for Audio Devices.

UART	Universal Asynchronous Receiver/Transmitter, a type of microchip with programming.

UVC	Universal Video Class, short-wave ultraviolet radiation, in the “C” band (200 to 280 nanometers), mainly support Windows XP (with Service Pack 2) and Vista.

VGA	video graphics array.

ViSS	Video Surveillance System, a security and surveillance solution originally developed by Alcatel- Lucent Shanghai Bell Co., Ltd., or ASB, addressing the needs of telecom operators and local governments in China.

wafer	a thin, round, flat piece of silicon on which integrated circuits are etched.

WiFi	wireless fidelity, a globally used wireless networking technology that uses the 802.11 standards developed by the Institute of Electrical and Electronics Engineers.

WMV	Windows Media Video, a video format developed by Microsoft Corporation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

In order to focus on our growing surveillance and security businesses, we disposed of non-core business lines to Beijing Zhongxing Tianshi Consulting Company (“VMF Consulting Company”), a related party, for cash consideration, in December 2010. We have completed the registration of the transfer of the non-core business lines. For a detailed description of these transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.” As a result of the foregoing transfer, the results of related operations and comprehensive income were separately presented under discontinued operations and the comparative figures in prior years have been restated.

	As of or for the Year Ended December 31,
	2006	2007	2008(1)	2009(1)	2010
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data

Net revenue	$118,188	$82,792	$74,867	$63,044	$90,785

Cost of revenue	(79,492)	(55,738)	(53,755)	(42,420)	(61,922)

Gross profit	38,696	27,054	21,112	20,624	28,863

Operating expenses	(24,637)	(24,787)	(32,900)	(40,104)	(49,940)

—Research and development, net	(11,978)	(13,063)	(18,507)	(22,603)	(29,613)

—Sales and marketing	(5,039)	(4,237)	(4,484)	(4,624)	(7,515)

—General and administrative	(7,620)	(7,487)	(9,909)	(12,877)	(12,812)

Income/ (loss) from continuing operations	16,898	6,937	(8,192)	(13,370)	(12,163)

Loss from discontinued operations	(7,226)	(8,941)	(5,448)	(5,397)	(6,481)

Net Income/ (loss) attributable to Vimicro International Corporation	9,672	(2,004)	(13,640)	(18,767)	(18,644)

Earnings /(loss) per ordinary share for continuing operations

—Basic	0.12	0.05	(0.06)	(0.09)	(0.09)

—Diluted	0.11	0.05	(0.06)	(0.09)	(0.09)

	As of or for the Year Ended December 31,
	2006	2007	2008(1)	2009(1)	2010
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data

Earnings /(loss) per ADS for continuing operations

—Basic	0.49	0.20	(0.23)	(0.37)	(0.32)

—Diluted	0.46	0.20	(0.23)	(0.37)	(0.32)

Earnings /(loss) per ordinary share for discontinued operations

—Basic	(0.05)	(0.06)	(0.04)	(0.04)	(0.04)

—Diluted	(0.05)	(0.06)	(0.04)	(0.04)	(0.04)

Earnings /(loss) per ADS for discontinued operations

—Basic	(0.21)	(0.26)	(0.16)	(0.15)	(0.18)

—Diluted	(0.20)	(0.26)	(0.16)	(0.15)	(0.18)

Weighted -average number of shares used in earnings/ (loss) per share calculations

—Basic	137,593	139,710	140,261	143,182	147,816

—Diluted	146,962	139,710	140,261	143,182	147,816

(1)	Figures in 2008 and 2009 were restated to present the results of the Non-core IC Businesses and associated land use rights under “Discontinued Operations,” following a business divestment in December 2010. For a detailed description of the divestment, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.”

	As of or for the Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share and per ADS data)

Consolidated Balance Sheet Data

Cash and cash equivalents	$114,834	$116,958	$58,215	$84,510	$69,491
Total assets	148,350	154,031	187,198	178,275	171,925

Total liabilities	13,493	12,829	14,376	16,451	25,893

Number of ordinary shares	139,783	140,301	137,778	147,643	147,136

Additional paid-in capital	131,449	136,418	142,681	151,672	156,415

Total shareholders’ equity	134,857	141,202	136,243	161,824	146,032

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We are exposed to risks associated with the recent global economic and financial crisis.

Many of the world’s largest economies have been impacted by the recent global economic and financial crisis. The turmoil in the financial markets and the weak global economy has contributed to slowdowns in the semiconductor industry in 2009 and 2010. To the extent that there have been improvement in some areas, it is uncertain whether such recovery is sustainable. The markets for semiconductor products in particular depend largely on consumer spending. Economic uncertainty exacerbates negative trends in consumer spending and may cause certain customers to push out, cancel, or refrain from placing orders, which may affect our revenues and operating results. In addition, recent government tightening of liquidity might also deter the expansion and hold up the market recovery.

We are uncertain about the extent to which the recent global financial and economic crisis may impact our business in the long term. The financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. In addition, difficulties in obtaining capital and uncertainty of market conditions may also lead to the inability of some customers to obtain affordable financing, resulting in lower sales for us. Customers with liquidity issues may lead to additional bad debt expense for us. These conditions may also similarly affect key suppliers, which could affect their ability to deliver parts and result in delays in our production. Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are not able to timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

We face significant volatility in supply and demand conditions for our multimedia processor products, and this volatility, as well as any failure by us to accurately forecast future supply and demand conditions, could materially and negatively impact our business.

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

We have experienced significant growth in net revenue and gross profit since 2002, but our operating results have been affected by weakening global economic conditions and intense industry competition in recent years. Our net revenue decreased from $74.9 million in 2008 to $63.0 million in 2009, and increased to $90.8 million in 2010. Our gross profit decreased from $21.1 million in 2008 to $20.6 million in 2009, and increased to $28.9 million in 2010. In 2008 and 2009, we experienced a decrease in shipments and decline of the average selling price of our products, which resulted in the decrease in our revenue and gross profit. In 2010, we were also adversely affected by the global economic crisis. We cannot assure you that we can return to the rate of growth in net revenue and gross profit that we experienced prior to 2007 as our results of operations could fluctuate due to changes in our product mix and the industry environment.

We incurred net loss of $13.6 million, $18.8 million, and $18.6 million in 2008, 2009 and 2010 respectively. We may continue to incur net losses in the future. Any decrease or delay in generating additional sales volume and revenue could materially and adversely affect our results of operations and could result in substantial losses. We might continue to grant options to employees and consultants in the future and will therefore continue to incur share-based compensation expenses as a result of share-based awards.

We are substantially dependent on sales of our PC camera multimedia processors and embedded notebook camera multimedia processors. A reduction in the volume of PC camera multimedia processors and embedded notebook camera multimedia processors that we sell or the average prices of which we sell them would cause our overall revenue to decline and could materially harm our business.

We have derived a substantial portion of our revenue to date from sales of our PC camera multimedia processors, embedded notebook camera multimedia processors and the third-party sensors we bundled with them. In 2008, 2009 and 2010, we generated approximately 71.6%, 77.6% and 74.5%, respectively, of our net revenue from sales of PC camera multimedia processors, embedded notebook camera multimedia processors and the third-party sensors we bundled with them. We expect sales of our PC camera multimedia processors and embedded notebook camera multimedia processors will continue to comprise a significant portion of our revenue in the future. Accordingly, any decrease in the demand for our PC camera multimedia processors and embedded notebook camera multimedia processors resulting from the success of competing products, slower than expected growth of the PC camera market or other adverse developments relating to PC cameras and notebook cameras may materially and adversely affect our business.

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

The growth and success of our business depend on our ability to respond in a timely manner to the evolving multimedia processor market and changing consumer preferences and industry standards.

Our future growth and success depend significantly on the development of the multimedia processor market, which is evolving rapidly. The development of the multimedia processor market depends on several factors, including changes in end user preferences and demand for multimedia functions and applications on end products. In addition, the multimedia processor market is characterized by evolving industry standards, which are difficult for us to predict. If we do not respond to the evolving market, changing consumer preferences and industry standards in a timely manner, the growth and success of our business could be materially and adversely affected.

We have depended on sales of third-party image sensors for a substantial portion of our revenue.

To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions enabling greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC camera multimedia processors. In 2008, 2009 and 2010, we bundled 45.4%, 33.4% and 12.5%, respectively, of our PC camera multimedia processors with third-party sensors. In the same periods, we generated 22.9%, 19.2% and 16.2%, respectively, of our net revenue from the sales of these third-party sensors. At present, there is a limited supply of image sensors for PC camera applications as most of the sensor manufacturers focus on the larger market for mobile phone image sensors. If we are unable to secure an adequate supply of image sensors, our revenue growth may be adversely affected. In addition, to the extent suppliers of sensors develop PC camera multimedia processors on their own and bundle their processors with sensors, we will face competition from these suppliers and our sales of PC camera multimedia processors could be materially and adversely affected.

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

We may be unable to accurately predict demand for our multimedia processors, which may result in product shortages or excess inventory or obsolete inventory.

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

Failure to obtain design wins could have a material adverse effect on our multimedia processor business.

Our success significantly depends on our ability to obtain design wins where PC camera or mobile phone designers decide to incorporate our multimedia processors into their new product designs. Once a multimedia processor designed by a supplier has been incorporated into a PC camera or mobile phone design, the PC camera or mobile phone designer tends to keep the same supplier for the life of the product due to the significant costs associated with qualifying a new supplier. This reluctance to change incumbent suppliers may be an entry barrier for new suppliers such as us. On the other hand, PC camera and mobile phone designers constantly develop and introduce new products to the market, which requires suppliers such as us to continue to create innovative, highly integrated, low-power and cost-effective products and solutions in order to continue to achieve design wins from our existing customers. Our failure to achieve design wins could have a material adverse effect on our business.

Our success significantly depends on our customers’ ability to successfully sell their products incorporating our multimedia processors.

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

We do not manufacture our own products. TSMC historically manufactured substantially all of our multimedia processors. To diversify our wafer suppliers and reduce our significant dependence on a single foundry, we began to use Semiconductor Manufacturing International Corporation, or SMIC, to manufacture some of our products in 2004. In 2008, 2009 and 2010, third-party foundries other than TSMC manufactured 39%, 19% and 21%, respectively, of our multimedia processors. Due to our dependence on third-party foundries, we face several significant risks, including:

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

Each of our multimedia processor products is manufactured at only one foundry and if any of these foundries is unable to provide the capacity we need, we may experience delays in shipping our products, which could damage our customer relationships and result in reduced revenue and increased expenses.

Each of our multimedia processor products is manufactured at only one foundry. If any of these foundries is unable to provide us with capacity we need, we could experience significant delays in delivering the product manufactured by that foundry to our own customers. In addition, if any of these foundries experience financial difficulties, suffer damage to its facilities, or experience other disruption to their operations, we may not be able to qualify an alternative foundry in a timely manner, as the qualification process may result in a delay of several months before we can begin to ship our products. Such a delay could damage our customer relationships and have a material adverse effect on our business, financial condition and results of operations.

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

We rely on independent assembly and testing houses to assemble and test substantially all of our current multimedia processors either for the foundry or directly for us. As a result, we do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. Currently, we engage ASE and Siliconware Precision Industries Co., Ltd., or SPIL, for our assembly and testing requirements. If either of these assembly and testing houses experiences capacity constraints or financial difficulties or suffers any damage to its facilities, or if there is any other disruption of assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. We do not have long-term agreements with either of our independent assembly and testing houses. We typically procure services from them on a per-order basis. In 2006, we replaced ASAT Holdings Limited, or ASAT, with SPIL to better serve our clients. It took us approximately six months to locate and qualify SPIL as our assembly and testing house before we terminated our relationship with ASAT in accordance with contractual terms. Because of the amount of time that it takes us to qualify third-party assembly and testing houses, we could experience significant delays in product shipments if we are required to find alternative assembly and testing houses for our products on short notice. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers.

We are dependent on a limited number of customers for a significant portion of our revenue and this dependence is likely to continue.

We have been dependent on a small number of customers for a significant portion of our revenue. Our top ten customers collectively accounted for approximately 76%, 74% and 85% of our revenue in 2008, 2009 and 2010, respectively. Sales to our largest customers have varied significantly from period to period. Tuoye Company Ltd., or Tuoye (formerly Shenzhen Hongtaili Technology Co., Ltd.), one of our major China-based distributors, accounted for over 11% of our net revenue in 2010. Hanvision Electronic Co., Ltd., or Hanvision, and Tomen Electronics Corporation, or Tomen, were our major customers in 2010 and sales to Hanvision and Tomen accounted for approximately 28% of our net revenue in 2010. We expect that a significant portion of our sales will continue to be generated by a small number of China-based customers. Our largest customers may change from year-to-year as we continue our expansion in the security and surveillance market. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of our major customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our operating results could be adversely affected.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras and mobile phones, into which our products are incorporated. Sales to distributors accounted for 82%, 81% and 84% of our net revenue in 2008, 2009 and 2010, respectively. As of December 31, 2010, there were nine distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results from operations. If our major distributors defer orders or fail to place additional orders with us, our revenue could decline and our operating results could be materially and adversely affected.

The expansion of our operations to the security and surveillance market involves risks. Our failure to manage such risks may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

Our growth strategy contemplates the expansion of our operations in the security and surveillance market. In December 2008, we formed Vimicro Tianjin to focus on the design, manufacture and sale of security and surveillance products. In September 2009, we acquired, through Vimicro Tianjin, the ViSS business from ASB to further penetrate the fast growing surveillance market in China. In December 2010, we entered into definitive agreements to divest the loss-making Non-core IC Businesses (as defined below, which form part of our multimedia processor business) and focus resources on our growing security and surveillance business. We plan to allocate significant resources to the design and development of security and surveillance products as one of our key business lines. We have developed a series of products necessary for setting up a complete digital surveillance system, including IP camera, codec, DVR, SVR and NVR, and successfully integrated the ViSS platform to our products to meet different customer demands. We will continue to improve our products and reduce our costs.

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

The challenges and risks involved in expanding our business in the security and surveillance market may delay or preclude our ability to generate anticipated revenues and may impede our overall growth. Moreover, the development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations could be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers. In addition, from time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our existing products and that may cause customers to refrain from purchasing our existing products, resulting in inventory obsolescence. Furthermore, our efforts to allocate resources to the security and surveillance business may not lead to the anticipated revenue growth and may result in reduced revenue from our multimedia processor business.

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

We depend on national, state and local government policies mandating and funding surveillance and safety system installation and operation in China. For instance, our security and surveillance business benefits from the government’s support of Safe City Projects in China, which promote installation of urban surveillance and monitoring networks to improve safety monitoring and alarming systems in cities. We expect that our security and surveillance business will continue to rely on government policies in the foreseeable future. If such policies change, whether due to tightening budgets, shifting policy, or otherwise, initiatives such as the Safe City Projects may be abandoned or cut back, and our financial condition and results of operations may suffer material adverse effects.

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

We extend credit to some of our customers in security and surveillance business, without requiring collateral in most cases. Generally, our customers in security and surveillance business pay in installments, with a portion of upfront payment upon signing of contracts, a portion of the payment upon receipt of our products by our customers and before the installation, and a portion of the payment after the installation of our products and upon satisfaction of our customer. Sometimes, a small portion of the payment may not be paid until after a certain period following the installation. We perform ongoing credit evaluations of our customers’ financial condition. However, we may encounter problems with or delay in collecting amounts due from our customers, which could adversely affect our liquidity.

If our subcontractors fail to perform their contractual obligations, our ability to provide services and products to our customers, as well as our ability to obtain future security and surveillance business, may be harmed.

We sometimes may enter into contracts with subcontractors who perform a portion of the security and surveillance services that we provide to our customers. We may have disputes with our subcontractors, including disputes regarding quality and timeliness of the work performed by those subcontractors. Failure by one or more of our subcontractors to satisfactorily perform the agreed-upon services may materially and adversely impact our ability to fulfill our obligations to our customers, expose us to liability and cause a material adverse effect on our ability to compete for future business.

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

Our products are complex and must meet stringent quality requirements. Complex products, such as our highly integrated single-chip multimedia processor products, may contain defects, errors or viruses when they are first introduced or as new versions are released. If any of our products have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged and we may fail to obtain design wins, which could harm our ability to retain existing customers and attract new customers. In addition, these defects, errors or viruses could interrupt or delay sales to our customers. Because we cannot test for all possible scenarios, our products may contain errors which are not discovered until after they are shipped. If any of these problems are not found until after we have delivered our products to our customers, we may be required to incur additional development costs and costs associated with product recalls, repairs or replacements. Product defects may also result in product liability claims against us.

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

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2010, we had 878 registered patents and 1,181 pending patent applications in China, 24 registered patents and 59 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan, three pending patent applications in Japan and four pending patent applications in Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Our future success depends heavily upon the continued services of our senior executives and other key employees. We rely on their expertise in research and development, business operations, sales and marketing and on their relationships with our shareholders, distributors and customers and relevant government authorities. We also rely on a number of experienced mixed-signal semiconductor designers who are difficult to find since it often requires years of experience to fully master mixed-signal design. We do not maintain key-man life insurance for any of our senior executives or other key employees. If one or more of our senior executives or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

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

There are unknown risks associated with our acquisitions.

Selective acquisitions, such as our acquisition of the ViSS business from ASB, form part of our strategic expansion plan. Failure to successfully integrate the acquired business may affect the expected synergies from this acquisition and impede our overall growth strategy. Although we have conducted due diligence in connection with this acquisition, we may not be aware of all of the risks associated with the acquired business. Discovery of adverse information concerning the acquired business could have a material adverse effect on our business, financial condition and results of operations. Although we are entitled to claiming indemnification in certain circumstances, asserting indemnification or enforcing such indemnification could be costly and time-consuming and may not be successful at all.

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

In connection with the preparation and audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2010. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The two material weaknesses that have been identified related to (i) failure to prevent or detect material accounting errors over the completeness and accuracy of a government grant we received in 2010 by Vimicro Tianjin and its related restricted cash balance and (ii) failure to prevent or detect significant accounting errors over the completeness and accuracy of the revenue for Visiondigi, a 50.95% owned subsidiary as of December 31, 2010 that was established in July 2009. These material weaknesses resulted in revisions and adjustments to our consolidated financial statements for the year ended December 31, 2010. Accordingly, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2010.

We have implemented and will continue to implement remedial measures to address these material weaknesses and improve our internal control over financial reporting. We cannot assure you that we will be able to resolve this material weakness in internal control over financial reporting in a timely and effective manner or that any significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Vimicro Hong Kong applied for reopening of its profits tax returns with the Hong Kong Inland Revenue Department in September 2006 to lodge offshore claims for all years since the commencement of its operations in 2002 and filed amended tax returns. Based on the territorial source principle of taxation in Hong Kong, it is considered that Vimicro Hong Kong has a reasonable technical basis to lodge the offshore claim. The offshore position claim of Vimicro Hong Kong was being examined by the Hong Kong Inland Revenue Department as of December 31, 2010. In connection with the offshore claim of Vimicro Hong Kong, all of Vimicro Hong Kong’s trading income is not taxable and the related royalty fee expenditure would not be tax deductible and should be exempted from withholding tax in Hong Kong. However, we cannot assure you that the offshore position claim of Vimicro Hong Kong would be successful. If Hong Kong Inland Revenue Department declines the offshore claim, Vimicro Hong Kong could be required to pay up all the uncharged taxes and penalties, as well as the withholding tax with the rate of 5.25% for the years 2006/07 to 2007/08 and 4.95% in 2008/09 and 2009/10 on royalty income derived or deemed to be derived from Vimicro Hong Kong.

Construction delay and other risks associated with our construction projects may require higher capital expenditure and have an adverse impact on our business and results of operation.

We have one project under construction in Tianjin and may commence other construction projects in the future to build new offices, research and development centers and production facilities. For a description of each construction project, see “Item 4. Information on the Company—D. Property, Plant and Equipment.” We have already made pre-payments for the land use rights for some of the sites, and plan to make similar pre-payments in the future, which may require large sums of cash expenditure.

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

If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our Non-core IC Businesses may fail.

In December 2010, in an effort to divest certain Non-core IC Businesses (as defined below) and certain land use rights, we entered into definitive agreements to transfer all of our equity interest in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company for cash consideration, subject to obtaining necessary government approvals. Each of Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu holds land use rights to a parcel of undeveloped land that we originally planned to use for our Non-core IC Businesses. We expect to obtain the government approvals and complete the registration of the transfer of our equity interest in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu in 2011 or 2012, upon which we will no longer hold any equity interest in any of the three entities. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.” The time and procedures for obtaining government approvals vary due to different local policies and conditions. If we fail to obtain the government approvals, our effort to divest the land use rights may fail and our strategy of focusing our resources on our core business lines may not materialize.

Risks Relating to Our Industry

The markets in which we operate are highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The multimedia processor market and security and surveillance market are intensely competitive and is characterized by frequent technological change and evolving industry standards. In the PC camera multimedia processor market, we face competition primarily from ALi Corporation, EMPIA Technology, Sonix Technology and Sunplus Technology. We also face competition from large, diversified semiconductor vendors such as Realtek and Ricoh. In the mobile phone multimedia processor market, we face intense competition from vendors of audio processors such as NEC Electronics, Oki Electric, Rohm, Sunplus Technology, Winbond Electronics Corp. and Yamaha, and vendors of image, video and graphics processors, such as ATI Technologies, CoreLogic, MtekVision, Nvidia, Sanyo, Seiko Epson and Sunplus Technology. In addition, we may face actual or potential competition from established suppliers of semiconductor solutions to mobile phone manufacturers which may attempt to enter our market through, among other means, bundling or integrating multimedia processing functionality with their existing offerings. These suppliers include Analog Devices, Broadcom, Freescale, Infineon, Intel, Mediatek, Spreadtrum, NEC Electronics, Philips, QUALCOMM, STMicroelectronics and Texas Instruments.

A large number of companies in China also engage in the business of designing, manufacturing and installing security and surveillance products. We also face competition from international companies since China’s entry into the World Trade Organization in 2001. In the security and surveillance market, we face competitions from companies as Sony, Samsung, Texas Instruments, NXP, H3C and STMicroelectronics.

We expect competition to increase in the markets that we conduct our business. Increased competition may result in price reductions, reduced margins market share and increased marketing and research and development expenditures. Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do and may be able to respond to changing market conditions and customer requirements more quickly and effectively. We cannot assure you that we will be able to compete effectively and increase or maintain our revenue and market share in the multimedia processor market and security and surveillance market, or compete successfully against our current or future competitors. If we are unable to successfully compete with existing and future competitors, our business, financial condition and results of operations could be materially adversely affected.

We are subject to rapidly declining average selling prices, which may harm our revenue and gross profit.

Semiconductor products and electronics products into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our multimedia processor products in the past to meet market demand, and expect that we will continue to face market driven pricing pressures on our products in the short term, as a result of the industry downturn and the uncertain market condition. The security and surveillance market in China is experiencing rapid growth, with increasing customer demand and intensified competition among the players in this market. As a result, we expect to face more pricing pressures on our security and surveillance products, which would require us to reduce the production costs of our existing products and develop new products with better prices in order to stay competitive. We will focus on promoting our production scale and reducing production cost in our security and surveillance business. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs.

We may be adversely affected by the cyclicality of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The semiconductor industry and our operations are characterized by high costs, such as those related to facility construction and equipment, research and development, and employment and training of a highly skilled workforce, that are either fixed or difficult to reduce in the short term. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. In addition, during these downturns some competitors may become more aggressive in their pricing practices, which would adversely impact our gross margin. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry to fully recover from downturns could seriously impact our revenue and harm our business, financial condition and results of operations in the short and long term. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products.

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

Our products are generally based on industry standards, which are continually evolving. Sudden changes in customer requirements and preferences, frequent introduction of new products and services embodying new technologies and emergence of new industry standards and practices could render our products, services and systems obsolete, and may require us to incur substantial unanticipated costs to comply with any such new standards. Moreover, our past sales and profitability have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products. Our continued ability to adapt to such changes and anticipate future standards will be a significant factor in maintaining or improving our competitive position and our prospects for growth. We cannot assure you that we will be able to anticipate the evolving industry standards or that we will be able to successfully develop and introduce new products to meet the new standards. If we fail to anticipate technological change and introduce new products that achieve market acceptance, our business and results of operations could be materially and adversely affected.

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

Our continuing growth is based upon, among other factors, the continuing expansion of design, manufacturing and other elements of the electronics supply chain in China. This expansion depends on many factors, such as the sustained global demand for electronics products, China’s ability to continue to attract foreign investment, maintain low costs of operations and supply a well-educated labor force, as well as compete successfully against other countries which desire to establish themselves as preferred supply centers. Since 2008, the global downturn has put severe pressure on global demand for electronics product, and significant realignment may take place in the electronics supply chain in China as a result. Any slowdown in the expansion of the electronics supply chain in China or a disruption of the supply chain due to industry realignment could have a material adverse effect on our business and operating results.

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

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law (“New EIT Law”), which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprises” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and its competent authorities. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not be automatically applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China was recognized as a “high and new technology enterprise” under the New EIT Law by the relevant authorities and effective in 2008, which entitled Vimicro China to a preferential tax rate of 15% for three years starting from January 1, 2008. The relevant tax authorities will evaluate Vimicro China’s qualification as a “high and new technology enterprise” again after three years. Vimicro China submitted an application to renew its “high and new technology enterprise” status for the next three years when the renewal process was opened in early 2011. We cannot assure you that Vimicro China will continue to qualify for such status under governmental evaluations in the future. In the event the preferential tax treatment for Vimicro China is discontinued, it will become subject to the standard PRC enterprise income tax rate, which could materially increase our tax obligations.

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

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or if we fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including but not limited to imposing fines, issuing rectification orders, confiscating our income, revoking Vimicro China’s or Vimicro Sky-Vision’s business and operating licenses, requiring us to restructure the relevant ownership structure or operations and requiring us to discontinue all or any portion of our wireless value-added telecommunication business. We did not derive any revenues from our wireless value-added telecommunications business in 2010. However, any of the foregoing actions undertaken by relevant regulatory authorities could cause significant disruption to our wireless value-added telecommunications business operations.

Our contractual arrangements with Vimicro Sky-Vision and its shareholders, respectively, may not be as effective in providing control over Vimicro Sky-Vision as direct ownership.

We conduct our wireless value-added telecommunication business in China through Vimicro Sky-Vision, which was set up in March 2010. Our contractual arrangements with Vimicro Sky-Vision and its shareholders provide us with effective control over Vimicro Sky-Vision. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of Vimicro Sky-Vision and Vimicro Sky-Vision becomes our VIE. Accordingly, we consolidate the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements.

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

Risks Related to the Shares and ADSs

We were a passive foreign investment company for the taxable year ended December 31, 2010, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2010. In addition, it is likely one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2010, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision, as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

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

As a public company, we have incurred and will continue to incur a significantly higher level of legal, accounting and other expenses than we did as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the NASDAQ Stock Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the Company

Our legal and commercial name is Vimicro International Corporation. We commenced operations in 1999 through Vimicro China, a company established in China. In February 2004, we incorporated Vimicro International Corporation in the Cayman Islands as an exempted company with limited liability under the Cayman Islands Company Law (2010 Revision, as amended). In May 2004, we underwent a corporate reorganization whereby all former owners of Vimicro China transferred their ownership interests in Vimicro China to Vimicro International Corporation, and Vimicro China became a wholly owned subsidiary of Vimicro International Corporation. Following the share transfer, each former owner of Vimicro China and/or its designated nominee subscribed for the shares of Vimicro International Corporation based on such former owner’s pro rata ownership interest in Vimicro China prior to the reorganization.

Vimicro International Corporation has three directly wholly owned subsidiaries, namely, Vimicro China, Vimicro Shenzhen and Vimicro Shanghai. In October 1999, Vimicro China was incorporated in China as a limited liability company with an approved operating period through May 2034. We conduct substantially all of our business through Vimicro China, including research and development, administration, sales and marketing. In November 2006, Vimicro Shenzhen was incorporated in China as a limited liability company with an approved operating period of 20 years. The main business activities of Vimicro Shenzhen include domestic sales and research and development for our integrated circuit business. In September 2007, Vimicro Shanghai, was incorporated in China as a limited liability company with an approved operating period of 30 years. The main business activities of Vimicro Shanghai include domestic sales and research and development for our integrated circuit business.

Vimicro China has three directly wholly owned subsidiaries, two joint ventures and one affiliated entities:

Wholly owned subsidiaries

•

Viewtel Corporation, which was incorporated in California in June 1999 to keep abreast with the latest technology developments in the U.S. and to maintain a small team of engineers to conduct advanced research and development activities;

•

Vimicro Hong Kong, which was established in Hong Kong in May 2002 to facilitate our sales activities and utilization of third-party foundries and assembly and testing houses located in China, Taiwan and Hong Kong; and

•

Vimicro Beijing, which was established in Beijing in April 2007 as a limited liability company with an approved operating period of 20 years. In December 2007, Vimicro Jiangsu, Vimicro Beijing’s wholly owned subsidiary in China, was incorporated as a limited liability company with an approved operating period of 20 years. The main business activities of Vimicro Beijing are to engage in research and development;

Joint ventures

•

Vimicro Tianjin, which was formed in Tianjin in December 2008 as limited stock corporation by Vimicro China, the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area, or Tianjin SAMC, and Vimicro Management Foundation (“VMF”), a limited partnership established by certain members of our management to provide investment, charity and consulting services. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. VMF holds a nominal ownership interest. Pursuant to the agreement among Vimicro Tianjin’s shareholders, VMF has the option to purchase all of Tianjin SAMC’s ownership interest in Vimicro Tianjin for RMB250 million plus interests calculated based on the one-year short-term bank lending rate published by the People’s Bank of China. This option can be exercised at any time after one year of the establishment of Vimicro Tianjin. Pursuant to agreements between Vimicro China and VMF, we obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. VMF also granted us an exclusive right to acquire from VMF the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by VMF. It is necessary for VMF to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. In August 2009, Vimicro Tianjin entered into a series of definitive agreements with ASB, pursuant to which, in a total consideration of RMB55,978,000 ($8.5 million), Vimicro Tianjin acquired the complete ViSS business from ASB, including all equipments, inventories, business contracts, intellectual property and employees in China. In addition, Vimicro and ASB agreed to continue the cooperation on solution and market development in the future. This acquisition was completed in September 2009. Vimicro Tianjin focuses on the design, manufacture and sale of security and surveillance products; and

•

Visiondigi, which was formed in Shanghai in July 2009 as a limited liability company by Vimicro China and three DSP experts, with an approved operating period of 20 years. In January 2010, Ningbo Sunny Optoelectronic Information Co., Ltd., or Ningbo Sunny, a wholly owned subsidiary of Sunny Optical Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange, acquired a 30% equity interest in Visiondigi with a consideration of RMB20 million ($3.0 million). In March 2010, Vimicro China exercised its options to increase its shareholding in Visiondigi to 50.95% with a consideration of RMB9.85 million ($1.5 million). In April 2011, pursuant to an investment framework agreement previously entered into among the shareholders of Visiondigi, the aggregate shareholding of three DSP experts in Visiondigi was reduced by 7%, and the aggregate shareholding of Vimicro China and Ningbo Sunny in Visiondigi was increased by 7%. As a result, Vimicro China, Ningbo Sunny and the three individuals as a group held 53.26%, 30.85% and 15.89% of the equity interests in Visiondigi, respectively. Subsequently, Vimicro China, Ningbo Sunny and three DSP experts increased their cash contribution in April 2011 in proportion to their respective shareholding percentage in Visiondigi, with a total amount of RMB10 million ($1.5 million), of which Vimicro China contributed RMB5.3 million ($0.8 million). Visiondigi specializes in research and development, production and sales of network video surveillance products and solutions.

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

Vimicro Wuxi was formed in July 2009 as our regional headquarters to conduct research and development of radio frequency chips and develop related businesses. In December 2010, we injected our analog integrated circuit, MP4, advanced multimedia and blue tooth businesses (the “Non-core IC Businesses”) into Vimicro Wuxi, and entered into definitive agreements to transfer 95% of our equity interest in Vimicro Wuxi to VMF Consulting Company for cash consideration. We also expect to transfer all of our equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai to VMF Consulting Company for cash consideration, subject to government approvals. VMF Consulting Company is a company established by several management members of our company to implement the business restructuring plan on behalf of VMF. Both VMF and VMF Consulting Company are managed by Mr. Xiaodong (Dave) Yang. As a result of the foregoing transfer, we currently own 5% of Vimicro Wuxi. We expect to complete the registration of the transfer of our equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai in 2011 or 2012. Upon successful registration with relevant government authorities, we will no longer hold any equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai. For a detailed description of these transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.”

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

Recent Developments

In December 2010, in an effort to divest certain Non-core IC Businesses and the associated land use rights, we entered into definitive agreements to transfer 95% of our equity interest for cash consideration in Vimicro Wuxi and all of our equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai to VMF Consulting Company, subject to local government approvals. We have completed the registration of the transfer of our equity interest in Vimicro Wuxi with relevant government authorities in December 2010 and completed the business transition process in April 2011. As a result, we currently own 5% of Vimicro Wuxi as of December 31, 2010. With government approvals, we expect to complete the registration of the transfer of our equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai in 2011 or 2012. Upon successful registration with relevant government authorities, we will no longer hold any equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai. For a detailed description of these transactions, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.”

In April 2011, pursuant to an investment framework agreement entered into among the shareholders of Visiondigi, the aggregate shareholding of three DSP experts in Visiondigi was reduced by 7%, and the aggregate shareholding of Vimicro China and Ningbo Sunny in Visiondigi was increased by 7%. As a result, Vimicro China, Ningbo Sunny and the three individuals as a group held 53.26%, 30.85% and 15.89% of the equity interest in Visiondigi, respectively. Subsequently, Vimicro China, Ningbo Sunny and three DSP experts increased their cash contribution in April 2011 in proportion to their respective shareholding percentage in Visiondigi, with a total amount of RMB10 million ($1.5 million), of which Vimicro China contributed RMB5.3 million ($0.8 million).

B.	Business Overview

Overview

We are a multimedia semiconductor and solution provider. We design, develop and market mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics, communications and surveillance markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We also design, manufacture and sell security and surveillance products and develop security and surveillance software in China. We conduct most of our operations in China. Although there are uncertainties with respect to China’s legal and regulatory environment, including its regulations and policies governing dividend distributions, taxes and foreign currency exchange, we believe that we benefit from our access to the high-quality design talent, competitive cost structure, growing electronics design and manufacturing industry and increasingly significant domestic security and surveillance markets in China.

We are one of the leading suppliers of PC and embedded notebook camera multimedia processors in terms of the number of peripheral PC and embedded notebook cameras shipped worldwide in 2010. Our multimedia processors are incorporated into the products of the largest PC and embedded notebook camera vendors, such as Logitech, as well as well-known notebook computer vendors, such as the largest notebook vendor in the world, a U.S. based innovative and cross-platform consumer electronics producer, and the largest personal computer maker in China.

We seek to maintain our market share in the mobile phone multimedia processor market by leveraging our core multimedia technology capabilities. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners on 2G and increasingly 3G platforms, and leading mobile phone design houses based in China.

We aim to establish a leading position in the security and surveillance market with system-level solutions and semiconductor products including surveillance cameras, system and management software, digital video decoders, recorders and servers, among other things. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products and security and surveillance products.

We are a co-founder of the Surveillance Digital Video Audio Coding Standard Working Group, or SVAC Working Group. The goals of SVAC Working Group are to develop standards for advanced audio video coding and safety system and improve synchronization among various safety and alarm systems. In December 2010, Standardization Administration of China released a new national standard for SVAC, which was prepared by the SVAC Working Group. The new SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China.

Founded in 1999, we began volume shipments of our mixed-signal PC and embedded notebook camera multimedia processors, mobile phone multimedia processors and security multimedia processors in September 2001, January 2003 and June 2006, respectively. We have grown significantly since we introduced our first mixed-signal multimedia products in September 2001. However, our net revenue decreased from $74.9 million in 2008 to $63.0 million in 2009, and increased to 90.8 million in 2010. We incurred net losses of $13.6 million in 2008, $18.8 million in 2009 and $18.6 million in 2010.

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

•

Leading Design Capabilities in Audio, Imaging and Video Algorithms and Related Technologies. Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as WMA, AAC Plus, MIDI, MP3, MPEG2, MPEG4, H.264, WMV, real audio (RM), AVS and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding, decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation). Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, and video and audio signal reconstruction. As a co-founder of SVAC Working Group, we initiated and participated in the establishment of core algorithm for the SVAC standard. The proprietary intelligent video analysis algorithm could fulfill functions such as image quality diagnosis, overstepping analysis, face snapshot and recognition and statistic collection on the number of people. We also have developed the first high-precision face snapshot technology in the industry.

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

•

Application-Level Software Development Capabilities. We seek to differentiate our products and speed our customers’ time-to-market through developing application-level software capabilities. We work closely with other technology leaders to enable innovative multimedia applications through the integration of value-added software features. We offer video management software, including a carrier-grade VISS security platform that offers sophisticated centralized management of users, configurations and video monitoring, customized versions for various industries and diversified 3G terminal applications. Our video management software adopts SIP protocol, which is widely used in China’s telecom operator networks and tightly integrates with video analytics. It acts as a core piece that connects the hardware in a surveillance system and has a wide array of advanced features to cover customers’ surveillance needs.

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

•

Leading role in developing the SVAC standard. We are a co-founder of the SVAC Working Group, which has developed the new national standard for SVAC that was released by Standardization Administration of China in December 2010. The new SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China. The new SVAC standard is expected to be officially implemented starting from May 1, 2011.

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

The following table sets forth major PC and embedded notebook camera multimedia processors we have developed and shipped in volume from 2006 to the first quarter of 2011.

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

In 2008, 2009 and 2010, we shipped 29.9 million, 36.7 million and 56.6 million units, respectively, of PC and embedded notebook camera multimedia processors. Our PC and embedded notebook camera multimedia processors have been incorporated into PC and embedded notebook cameras sold by leading PC and embedded notebook camera vendors, including Logitech and other major global brands.

Mobile Phone Multimedia

Our mobile phone multimedia processors are specifically designed to address the need for quality, low-power and cost-effective solutions for embedded cameras and video and audio functions in mobile phones. All of our mobile phone multimedia processors are sold under our own brand name.

The following table sets forth major mobile phone multimedia processors which we have developed and shipped in volume from 2006 to the first quarter of 2011.

Product	Features	Month Introduced(1)
VC0598	A versatile high-performance, low-power and high integration system-on-a-chip (SOC) targeted at mobile multimedia and other products where high efficient digital media processing and low power are valued; integrated hardware multi-format video codec to provide high performance for real-time video and still image compression and decompression; supports D1 H.264 MPEG4 H.263 and 720P RMVB video decoder, D1 resolution 30f/s video encoder and video conference; compresses variable size still image of up to 12.0Meg; supports 8M pixel YUV sensor interface, MIPI sensor interface, hardware sizer, alpha blending and up to 800*480 resolution panel.	July 2010

VC0836	ARM926EJ based 333MHz applications processor; supports total solution for Windows Mobile Operating System and Android Operating System; supports high-quality D1 RealVideo decoder and H.264/MPEG4 decoder; integrated high-quality 90dB+ stereo audio codec; supports rich connectivity features including high-speed USB, high-speed SPI, NAND Flash, SD-card/SDHC-card/MMC/Mini-SD/TransFlash, UART, I2C as well as KeyPad, Touch Panel, Bluetooth, WiFi and GPS; supports Multi-touch; supports MP3, AAC, WMA, 3mega pixel camera sensor interface, LCD display and interfaces for Bluetooth, GPS, WiFi, analog TV out.	August 2009

VC0898	ARM926 based media player processor; supports high-quality D1 RealVideo decoder and H.264/MPEG4 decoder; integrates high-quality 90dB+ stereo audio codec; integrates rich connectivity features including high-speed USB, high-speed SPI, SD-card/SDHC-card/MMC/Mini-SD/TransFlash, UART, I2C as well as Bluetooth, WiFi and GPS solutions; supports various MDTV systems such as DVB-H, ISDB-T, T-DMB and CMMB; supports MP3, AAC, WMA, 3mega pixel camera sensor interface, LCD display and interfaces for Bluetooth, GPS, WiFi, analog TV out.	July 2009

VC0578	Mobile camera processor with 0.13µm technology; integrates hardware JPEG codec, 5mega pixel camera processor, hardware MPEG4 codec, LCD controller, display scaler, power management unit; provides a high-end camera solution for the feature-rich 2.5G and 3G handset market.	May 2008

VC0988	Mixed-signal single-chip mobile audio processor with 0.18µm technology; integrates hardwired MP3 decoder, 64-channel MIDI synthesizer, 10-band equalizer, stereo audio DAC, stereo headphone amplifier, 8-bit MCU, FAT 12/16/32 file system, NAND flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G music phones.	March 2008

Vinno III	ARM926EJ based applications processor; supports hardware video codec, hardware JPEG codec, MP3, AAC, WMA. 3mega pixel camera sensor interface, QVGA LCD display, USB 2.0, NAND flash interface, SD/MMC/T-flash, built-in high performance stereo ADC and DAC, interfaces for Bluetooth, GPS, WiFi, analog TV out.	February 2008

VC0978	Mixed-signal single-chip mobile audio processor with 0.18µm technology; embedded with hardwired MP3 decoder, 64-channel MIDI synthesizer, 10-band equalizer, stereo audio DAC, stereo headphone amplifier, mono speaker amplifier, 8-bit MCU, FAT 12/16/32 file system, NAND flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G music phones.	March 2007

VC0548	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 1.3mega pixel camera processor, LCD controller, scaler and power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007

Product	Features	Month Introduced(1)
VC0528	Single-chip mobile camera processor with 0.13µm technology; integrates hardwired JPEG codec, 0.3mega pixel camera processor, LCD controller, scaler and power management unit; provides a competitive camera solution for the feature-rich 2.5G handset market.	January 2007

Vinno II	Single-chip mobile multimedia processor with 0.13µm technology; supports a FAT 12/16/32 file system; powered by an embedded microprocessor core with low-power consumption; integrates a MPEG4 codec, a H.264 codec, a 2mega pixel camera processor, an AMR codec, an MP3 decoder, an AAC/AAC+ decoder, a WMA decoder, a MIDI synthesizer and a game engine; provides a complete solution for the feature-rich 2.5G handset market; also supports video conferencing for 3G phones.	March 2006

Vinno I	Mixed-signal single-chip mobile multimedia processor with 0.18µm technology; embedded with 1.3mega pixel camera processor; integrates a JPEG codec, an ISP (Image Signal Processor), a LCD controller, an MP3 decoder, a 64-channel MIDI synthesizer, a 3D-sound processor, a 10-band equalizer, a stereo audio speaker/headphone amplifier, a stereo voice ADC, an 8-bit MCU, a FAT 12/16 file system, a flash controller and a SD/MMC card controller; provides a competitive solution for 2.5G and 3G phones.	March 2006

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2008, 2009 and 2010, we shipped approximately 19.6 million, 10.4 million and 8.6 million units, respectively, of mobile phone multimedia processors. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Samsung, LG, Bird, Lenovo, Pantech, UTStarcom, ZTE and Huawei, as well as leading mobile phone design houses based in China, including China Techfaith Wireless Communication Technology Limited, CEC Wireless R&D Ltd., and Yuhua Teltech (Shanghai) Co., Ltd.

Security and Surveillance

Our main products in the security and surveillance segment include video recorder, IP camera and security platform.

The following table sets forth the features of our video recorder products (including NVR and SVR) from 2009 to the first quarter of 2011.

Product	Features	Month Introduced(1)
SVR 3300	A high-end product in video surveillance hardware. It utilizes all-in-one management equipment that is tailored for mid to small sized security surveillance systems. It is a highly reliable, multi-functional, digital-analogue integrated management system that offers analogue video coding, digital video access, video hardware coding embedded, TV wall control, professional high hardware video storage, and a customized surveillance equipment platform. It integrates the analogue video encoding D1, a single device can achieve a 90-way D1 encoding and 38-way digital video access management.	December 2010

NVR 2100	An intermediate level new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance. It is a full-HD, high-capacity, hardware-based, multi-functional, and highly reliable integrated machine. NVR 2100 supports various resolutions, including: 1080p, 1080i, 720p, D1, and CIF. It is suitable for various configurations of Megapixel HD network camera access and management. It has 64-way equivalent D1 format video signaling access power.	November 2010

Product	Features	Month Introduced(1)
SVR 3100	A high-end product in video surveillance hardware. It utilizes all-in-one management equipment that is tailored for mid to small sized security surveillance systems. It is a highly reliable, multi-functional, digital-analogue integrated management system that offers analogue video coding, digital video access, video hardware coding embedded, TV wall control, professional high hardware video storage, and a customized surveillance equipment platform. It integrates the analogue video encoding D1, a single device can achieve a 30-way D1 encoding and 64-way digital video access management.	September 2010

NVR 2200	A high-end new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance. It is a full-HD, high-capacity, hardware-based, multi-functional, and highly reliable integrated machine. NVR 2200 supports various resolutions, including: 1080p, 1080i, 720p, D1, and CIF. It is suitable for various configurations of Megapixel HD network camera access and management. NVR 2200 can support max 16-way concurrent 1080p access and max 32 way 720p HD access. It has 128-way equivalent D1 format video signaling access power and 200-way equivalent D1 format video signaling transferring power.	June 2010

(1)	“Month introduced” means the month during which we began shipments of the product.

The following table sets forth the features of our IP camera products from 2009 to the first quarter of 2011.

Product	Features	Month Introduced(1)
VS-IPC6052	A new generation IP camera. It adopts 1/4 inch CMOS sensor and supports H.264 video coding. Its dual-stream transmission can be used for long distance PC access or mobile phone access. By configuring high-performance image processor, VS-IPC6052 can intergrate the functions of video recording and monitoring with internet connectivity and scalability. VS-IPC6052 supports linkage alarm, remote user snapshots and storing video to a remote PC; supports two-way audio, front-end storage; can head through the standard RS485 interface access, suitable for indoor surveillance applications. VS-IPC6052 adopts an open system, and its integrated alarm input / output interface can provide a flexible security system integration extended application platform that enables users to maximize the integration of its intelligent security solutions, access to more comprehensive security protection.	November 2010

(1)	“Month introduced” means the month during which we began shipments of the product.

The following table sets forth the features of our security platform from 2009 to the first quarter of 2011.

Product	Features	Month Introduced(1)
ViSS R3.0	ViSS release 3.0 is the state-of-art IP video surveillance software, which offers sophisticated centralized management of users, configurations and video monitoring. It adopts SIP protocol, which is widely used in China telecom operator networks, and tightly integrates with video analytics. ViSS R3.0 has a wide array of impressive features to cover customer surveillance needs. It acts as the core of customer’s surveillance system, connecting all the hardware.	February 2010

VISS R2.10	a carrier-grade security platform that provides remote collection, transferring, storage, processing of images, sounds and other alarming signs for users based on Broad Band Network. R2.10 has scalable, redundancy architecture and can be used to construct key security applications. It also receives certifications from China Telecom and China Unicom for deployment in the Safe-City project.	November 2009

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2010, we derived approximately $7.8 million in revenue from sales of our security and surveillance products, representing approximately 8.4% of our total revenue. We have introduced other surveillance products, including digital surveillance cameras, surveillance system and management software, network cameras, network speed domes, digital video encoders, recorders and servers and software applications. Following a business restructuring in December 2010, we ceased offering certain multimedia processors for home TV cameras under our advanced multimedia product line, including VC0702, VC0703, VC0705 and VC0706, which belong to the Non-core IC Business that we divested.

Other Products

In order to meet demand from many of our China-based PC and embedded notebook camera multimedia processor customers for more comprehensive solutions, we frequently order image sensors based on our specifications from third-party sensor manufacturers and bundle them together with our mixed-signal PC and embedded notebook camera multimedia processors.

Technology

We have developed a broad portfolio of technologies to support multiple functions that are required for multimedia semiconductor solutions and security and surveillance products. Our products integrate multiple multimedia applications, numerous industry-standard formats, advanced input/output capabilities, analog functions, on-chip memory, and complex algorithms to provide high-quality still picture, video and audio and are designed to allow efficient use of silicon.

We provide multimedia signal processing products that exceed the quality levels required by multiple key industry standards, which enables our customers to offer products with superior quality and functions. We have established a rigorous design process to support the integration of numerous functional blocks into a low-cost single-chip product on a rapid time-to-market schedule. This process enables us to adapt to evolving industry standards and quickly improve features of our products to support our customers’ rapid product release cycles.

Leveraging our multimedia processor technologies, we have expanded our business into the security and surveillance industry. With devoted resources such as support from our sophisticated research and development team, we are capable of providing end-to-end solution packages and key digital surveillance products to customers. We supply the full range of products with digital, networking, intelligentization and high-definition features, such as front-end IP Camera, back-end NVR, D1 and 1080P high-definition products.

Our core technologies include the following:

Multimedia SoC Design and Video, Imaging, Audio and Graphic Technologies

Our team of designers has extensive experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG, H.264 and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for various stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation).

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

Core Chip Technology

Utilizing our digital-multimedia core chip technology, we have been focusing on development and innovation of our security and surveillance business line. We have invested significant resources in the research and development of our security and surveillance business, in order to quickly adapt to the evolving industry standards and respond to customers’ demand for intelligent high-definition digital-core security and surveillance solutions. Our VC0358 Series Multi-Media Image Processor Core Chip released in June 2010, which was designed specifically for the security and surveillance industry, is expected to become a widely used new generation DSP chip for IP surveillance cameras. This core chip utilizes our self-developed intelligent visual calculation analysis technology, which provides technological platform for facial recognition, behavioral analysis, high-definition facial image capture and single frame subject number calculation. Our advanced core chip technology is fully integrated with our IPC, DVS, HVR, SVR, NVR board designs and our ViSS software platform, creating a competitive advantage for our full range of products, from front end IP camera to back end NVR and from basic D1 to 1080P high-definition products.

Key technology in Printed Circuit Board (PCB)

We possess sophisticated PCB design capabilities for IP camera, DVS, HVR, SVR and NVR. We are the first manufacturer in the industry to fulfill above 32-channel analog/digital mixed video recording and management technology in China.

Video Management Software Technology

We offer video management software, including a carrier-grade ViSS security platform that offers sophisticated centralized management of users, configurations and video monitoring, customized versions for various industries and diversified 3G terminal applications. Our video management software adopts SIP protocol, which is widely used in China telecom operator networks, and tightly integrates with video analytics. It acts as a core piece that connects the hardware in a surveillance system and has a wide array of advanced features to cover customers’ surveillance needs.

Customers and Distributors

Multimedia Processor Business

Many of the leading brand owners in our target multimedia processor markets use ODMs, which are companies that specialize in the design and manufacture of products for brand owners. Accordingly, a significant portion of our revenue is derived from our sales to ODMs, who incorporate our multimedia processors into end products that they supply to brand owners. Our major ODM customers include Akkord and Namuga Co. Ltd. We also sell our products to distributors, to original equipment manufacturers, or OEMs, who incorporate our multimedia processors in their end products, and to design houses and module manufacturers. In most cases, we ship products to and receive payments directly from distributors and ODMs rather than brand owners for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with brand owners that our multimedia processors are incorporated in their end products.

The following is a list of our representative customers and distributors in the PC and embedded notebook camera and mobile phone multimedia processor markets in 2010.

Mark	Customers and Distributors
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

A small number of customers and distributors have historically accounted for a substantial portion of our net revenue. In 2010, sales to our top five and top ten customers and distributors collectively accounted for approximately 64 % and 85%, respectively, of our net revenue for the year. Sales to HanVision, Tomen and Tuoye, our major distributors, contributed 13.6%, 14.2% and 10.6%, respectively, of our net revenue in 2010. As we expand our mobile phone multimedia processor business, our overall customer composition as well as the identity and concentration of our top customers are expected to change from period to period.

Security and Surveillance Business

Customers of our security and surveillance business mainly include government entities, telecommunications operators and other entities in China, such as schools, banks, railway companies, supermarkets and theaters. We sell our security and surveillance products primarily to distributors and system integrators.

Sales and Marketing

Our marketing staff works closely with our research and development staff and our customers to develop demand for our products. When designing products, we aim to anticipate our customers’ needs and to meet their increasingly complex and specific design requirements. We also strive to design products that will achieve broad market acceptance and generate widespread end user demand, including demand for follow-on and derivative products using our solutions.

Multimedia Processor Business

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

The revenue after disposal of Non-core Businesses presented below is attributed by country of domicile of the entity that recorded the revenue:

	Years ended December 31,
	2008	2009	2010
	(in $ thousands)
Revenue distribution:

Mainland China	$1,619	3,318	8,937

Hong Kong	$73,248	59,726	81,848

Total net revenue	74,867	63,044	90,785

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

We believe that the above activities have been instrumental in promoting our products and brand name in the multimedia processor market.

Security and Surveillance Business

We sell most of our security and surveillance products and services through our extensive distribution network in China.

We have approximately 86 sales personnel in our security and surveillance business. We divide our market by geographic regions and industries. Each region or industry is managed by a marketing manager who is responsible for technical support, management and client relations within the region or industry. In addition to our own sales and marketing force, we have established close relationships with a number of sales agents in order to take advantage of their regional resources and provide products and services that are tailored to the needs of our customers in those regions. We also market and promote our products by attending industry exhibitions and advertising our products in industry magazines and periodicals.

We are a co-founder of the SVAC Working Group, which has developed the new national standard for SVAC that was released by Standardization Administration of China in December 2010. The new SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China. The new SVAC standard is expected to be officially implemented starting from May 1, 2011.

Manufacturing

Multimedia Processors Business

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

Security and Surveillance Business

We have established an assembly line and a test center in Tianjin for our security and surveillance business, which produce all of our video recorder products (including NVR, DVR and SVR) and some of our IP camera products. We also use OEMs, for example, Shenzhen Gospell Smarthome Electronic Co. Ltd., when there is a large demand for our security and surveillance products.

Quality Assurance

We focus on product quality through all stages of the design and manufacturing process. Our designs are subject to extensive circuit simulation before being committed to test manufacture. In an effort to reduce production cost, we commit a new product to volume production only after sample wafers are fabricated and sample processors are manufactured, packaged and tested. We qualify each of the foundries and assembly and testing companies we use through a series of industry standard product stress tests, as well as an audit and an analysis of their quality assurance system and, in the case of foundries, their manufacturing capability. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from these foundries and assembly and testing companies. We closely monitor foundry production for consistent quality and reliability. We have been certified with ISO 9001 for quality system of both our multimedia processor products and our security and surveillance products.

Intellectual Property

We design substantially all of our multimedia processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. As of December 31, 2010, we had 878 registered patents and 1,181 pending patent applications in China, 24 registered patents and 59 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan, three pending patent applications in Japan and four pending patent applications in Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our multimedia processors.

As of December 31, 2010, we registered 70 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

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

In the security and surveillance market, competition is largely based on price, product quality, distribution capability and after-sales services. The security and surveillance industry in China is highly competitive, with a large number of domestic players engaging in the business of designing, manufacturing and installing security and surveillance products. We also face competition from international companies since China’s entry into the World Trade Organization in 2001. Due to rapid growth of the market and increasing demand for customized products, we believe that the security and surveillance market in China will remain competitive with a large number of companies offering differentiated products targeting different customers.

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

On October 10, 2010, the State Council issued the Decision on Accelerating the Fostering and Development of Strategic Emerging Industries, or the Decision. The Decision sets forth that the integrated circuit industry is a core fundamental industry and the State will focus on the development of the integrated circuit industry.

On January 28, 2011, the State Council promulgated the Several Policies to Further Encourage the Development of the Software and Integrated Circuit Industry, or the New IC Policies. The New IC Policies further strengthen the support for the software industry and the integrated circuit industry and provide for specific preferential policies and measures for ICDEs covering, among other things, tax, investment, financing, research and development, and import and export. Under the new IC Policies, value-added tax preferential treatment will continue to apply, and eligible ICDEs will be exempted from business tax subject to specific regulations to be issued by the Ministry of Finance and the SAT. Furthermore, qualifies ICDEs are entitled to additional preferential enterprise income tax treatment. In addition, the New IC Policies encourage and support the integration within the software and integrated circuit industries and the cross-industry restructuring, mergers and acquisitions.

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

Promulgation of PRC New Income Tax Law. In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations, and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprise” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and the taxation authorities in December 2007 and early 2008. On April 14, 2008, the Measures on the Qualification of High and New Technology Enterprises were promulgated. In accordance with these laws and rules, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not automatically be applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China was recognized as a “high and new technology enterprise” under the New EIT Law by the relevant authorities and effective in 2008, which entitled Vimicro China to a preferential tax rate of 15% for three years from January 1, 2008. Vimicro China submitted an application to renew its “high and new technology enterprise” status for the next three years when the renewal process was opened in early 2011.

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

The following diagram illustrates our corporate structure, place of incorporation and ownership interest as of December 31, 2010:

(1)	Vimicro Sky-Vision was established in March 2010. Through a series of contractual arrangements, we are considered to be the primary beneficiary of Vimicro Sky-Vision and Vimicro Sky-Vision became our VIE.

We conduct substantially all of our business through our subsidiaries and affiliated company. For details of our subsidiaries and affiliated company, see “A. History and development of the Company.”

D.	Property, Plant and Equipment

We are a multimedia semiconductor and solution provider. We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. Therefore, we do not have manufacturing facilities of our own for multimedia processors. We have established an assembly line and a test center in Tianjin, which produce all of our video recorder products (including NVR, DVR and SVR) and some of our IP camera products.

Our principal executive offices are located on premises comprising approximately 9,101 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen, Nanjing, Tianjin, Hong Kong, Taiwan, San Diego and Silicon Valley, California. We lease substantially all of our premises from unrelated third parties. We currently lease approximately 2,304 square meters of space in Tianjin as manufacturing facilities and office building for our security and surveillance business. We believe that we will be able to obtain adequate facilities, either at research and development centers that are currently under construction and will be available for future use or leasing of appropriate properties, to accommodate our future expansion plans.

In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the land use right for approximately 5,046.52 square meters of land from Beijing local government. Upon acquisition of the land, Vimicro China shall be responsible at its own cost for the land grounding work (including the relevant removal and relocation work) and infrastructure construction work (including the relevant construction of access to road, water, electricity, telecommunication, gas, etc.). The land will be the site of a new office building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use right is RMB39.1 million ($5.9 million). Pursuant to an agreement entered into in December 2006 between Vimicro China and Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, the former holder of this land use right, Vimicro China shall transfer 35% of the total construction area of the same developed property to Xinhua Agricultural as compensation in kind for the expropriation of the land upon completion of the construction of the office building. The proposed project is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. It is estimated that the construction of this new building will be commenced by 2012.

In June 2007, Vimicro Shenzhen entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB6.7 million ($1.0 million), we acquired the land use right for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park. We originally planned to use the land as the site of a research and development center. In December 2010, in an effort to divest the Non-core IC Businesses and certain land use rights, we entered into definitive agreements to transfer all of our equity interest in Vimicro Shenzhen to VMF Consulting Company for cash consideration, subject to local government approvals. With government approvals, we expect to complete the registration of the transfer of our equity interest in Vimicro Shenzhen in 2011 or 2012, upon which we will no longer hold any equity interest in Vimicro Shenzhen. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.”

In November 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd. pursuant to which, in consideration of approximately RMB42.2 million ($6.4 million), Vimicro Shanghai acquired the land use right for approximately 21,123 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. We originally planned to use this property as the site of a research and development center. We are required to obtain necessary governmental approvals for the proposed project. In December 2010, in an effort to divest the Non-core IC Businesses and certain land use rights, we entered into definitive agreements to transfer all of our equity interest in Vimicro Shanghai to VMF Consulting Company for cash consideration, subject to local government approval. With government approvals, we expect to complete the registration of the transfer of our equity interest in Vimicro Shanghai in 2011 or 2012, upon which we will no longer hold any equity interest in Vimicro Shanghai. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.”

In December 2007, Vimicro Jiangsu entered into an agreement with Xuzhuang Committee and the Xuanwu SAMC, both of which are government-affiliated entities. Pursuant to the agreement, in consideration of approximately RMB39.6 million ($6.0 million) to be paid in installments, Vimicro Jiangsu acquired the land use right for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park. In June 2009, Vimicro Jiangsu entered into a supplementary agreement with Xuzhuang Committee and the Xuanwu SAMC, pursuant to which the size of the plot stipulated in the original agreement was reduced to approximately 68,224 square meters from 80,000 square meters, and the payment for the transfer was reduced to RMB33.8 million ($5.1 million). Furthermore, pursuant to a supplementary agreement signed in July 2009 among Vimicro Jiangsu, Nanjing SAMC and the Nanjing Municipal Bureau of Land Resources, Vimicro Jiangsu became the direct transferee and owner of the land use rights of the land. The last installment of the transfer cost of RMB9.2 million ($1.4 million) may be offset by the taxes we pay to Xuanwu District according to a pre-set, seven-year schedule, or offset by any local government subsidies to us. We originally planned to use this land as the site of Vimicro Jiangsu’s research and development, IC design and industrial center. In December 2010, in an effort to divest the Non-core IC Businesses and certain land use rights, we entered into definitive agreements to transfer all of our equity interest in Vimicro Jiangsu to VMF Consulting Company for cash consideration, subject to local government approvals. With government approvals, we expect to complete the registration of the transfer of our equity interest in Vimicro Jiangsu in 2011 or 2012, upon which we will no longer hold any equity interest in Vimicro Jiangsu. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.”

In May 2009, Vimicro Tianjin entered into a transfer agreement for land use rights with Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB13.8 million ($2.1 million), Vimicro Tianjin acquired the land use right for approximately 34,418 square meters of land in Tianjin Economic Technology Development Area. The land will be the site of Vimicro Tianjin’s office building and production facilities. Governmental authorities require us to obtain necessary governmental approvals for the proposed project. We have started construction of this project and expect to complete the construction of the first building in July 2012.

We are exposed to the risks associated with construction projects. See “Item 3D. Risk Factors—Risks Related to our Business—Construction delay and other risks associated with our construction projects may require higher capital expenditure and have an adverse impact on our business and results of operation.” In addition, we may not be able to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu. See “Item 3D. Risk Factors—Risks Related to our Business—If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our Non-Core IC Businesses may fail.”

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

Overview

We are a multimedia semiconductor and solution provider. We design, develop and market mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics, communications and surveillance markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. Leveraging our multimedia technologies, we seek to establish a leading position in the security and surveillance market and have launched several security and surveillance products, including video capturing, compression, transmission, storage, processing, display and video analysis products.

We grew significantly since we introduced our mixed-signal multimedia products in September 2001 until 2007. We generated net revenue of $74.9 million, $63.0 million and $90.8 million in 2008, 2009 and 2010, respectively. Our gross profit decreased from $21.1 million in 2008 to $20.6 million in 2009, and increased to $28.9 million in 2010. We incurred a net loss of $13.6 million, $18.8 million and $18.6 million in 2008, 2009 and 2010, respectively. Fluctuations in our operating results make the prediction of future operating results difficult. We believe that period to period comparisons of operating results should not be relied upon as indicative of future performance.

We currently derive a significant portion of our revenue from sales of mixed-signal PC and embedded notebook camera multimedia processors, as well as mobile phone multimedia processors and other new mixed signal products. In the future, we intend to sell less third-party image sensors and derive an increasing percentage of our revenue from security and surveillance products and solutions based on certain core technologies we have developed in response to market demand. Our security and surveillance business started generating revenue in the fourth quarter of 2009 and contributed $2.2 million of revenue in 2009 and $7.8 million of revenue in 2010.

In December 2010, our board of directors approved a proposal to dispose of 95% of our equity interest in Vimicro Wuxi to VMF Consulting Company, a related party. As a result, we currently own 5% of Vimicro Wuxi. The purpose of the disposal is to focus our resources on the surveillance and security business by divesting the Non-core IC Businesses. In addition, we agreed to dispose of the land use rights of three parcels of land held by Vimicro Shenzen, Vimicro Shanghai and Vimicro Jiangsu, respectively, subject to the necessary regulatory approvals. Accordingly, the results of operations of Vimicro Wuxi have been shown as “Discontinued Operations” in our consolidated statements of operations and comprehensive income for the years ended December 31, 2008, 2009 and 2010. The three entities holding the land use rights are not immediately available for sale in its current condition and are therefore recorded at their carrying value until the held for sale criteria are met.

Factors Affecting Our Results of Operations

Our operating results are affected by general conditions in the PRC semiconductor industry, including China’s economic performance and the PRC regulatory environment governing the semiconductor industry. Our operating results are also affected by certain non-financial factors, such as our market penetration, the features and performance of our products, our number of design wins, the length of our product sales cycles and shipment volumes of our products. Specifically, our operating results are affected by the following company-specific factors:

Product mix and pricing. Our gross profit margins have historically fluctuated and are expected to continue to fluctuate due to several factors, including changes in the relative mix of our products, the per-unit costs for our products, and the average selling prices for our products. We expect to continue to face price pressure for our products as average selling prices for semiconductor products generally decline over time. However, the average selling price decline may be mitigated by our developing and marketing successive generations of products with lower unit costs than prior generations. In order to maintain or improve our gross profit margins, we need to continue to introduce new, lower cost products, increase sales volumes and reduce unit costs.

Research and development. In order to increase our sales and gross profit margin, we have invested significant resources in research and development to enhance our technology and improve or develop products. In 2008, 2009 and 2010, our research and development expenses amounted to $18.5 million, $22.6 million and $29.6 million, respectively. We expect that our research and development expenses to continue to increase as we develop new products and increase the headcount for our new security and surveillance business.

Time-to-market of our products. Multimedia processors are characterized by a lengthy time-to-market, which is the interval between product development and initial volume sales. The time-to-market typically ranges from three to six months for our PC and embedded notebook camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers. Our lengthy time-to-market makes it difficult for us to forecast our revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product.

Availability of third-party foundries and assembly and testing houses. We use a limited number of third-party foundries to manufacture our multimedia products, and rely on a limited number of independent assembly and testing houses to assemble and test substantially all of our multimedia processors. We believe that this business model enables us to reduce our capital expenditures and fixed costs relative to semiconductor companies that manufacture, assemble and test their own products, while focusing our engineering and design resources on our core strengths. We do not have any long-term agreement with any foundry or assembly and testing house and we typically place orders with them on a purchase order basis, depending on our customers’ purchase orders and sales forecasts.

Ability to control operating expenses. We strive to control our operation expenses. Our operating expenses increased from $32.9 million in 2008 to $40.1 million in 2009 and to $49.9 million in 2010. As we have expanded in the new growing surveillance business, our operating expenses in the security and surveillance segment have increased and we expect the expenses will continue to increase over time. In addition, as most of our operating expenses are denominated in RMB, we expect our operating expenses to continue to increase if RMB continues to appreciate against the U.S. dollar, our reporting currency.

Discussion of Segment Operations

Historically, we managed our business as a single operating segment engaged in providing multimedia semiconductors and solutions. We commenced security and surveillance business in 2009. In order to better manage and measure the performance of different lines of businesses, we have grouped our subsidiaries and joint ventures into the following two operating segments since 2009:

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

	For the Year ended December 31
	2008(1)	2009(1)	2010
	(in $ thousands)

Revenue
Multimedia processors	74,867	60,898	83,472
Security and surveillance products	—	2,165	7,839
Intersegment elimination	—	(19)	(526)

Total revenue	74,867	63,044	90,785

Cost
Multimedia processors	53,755	41,129	56,254
Security and surveillance products	—	1,310	6,221
Intersegment elimination	—	(19)	(553)

Total cost	53,755	42,420	61,922

Gross profit
Multimedia processors	21,112	19,769	27,218
Security and surveillance products	—	855	1,618
Intersegment elimination	—	—	27

Total gross profits	21,112	20,624	28,863

(1)	Figures in 2008 and 2009 were restated to present the results of the Non-core IC Businesses separately under “Discontinued Operations,” following a business divestment in December 2010. For a detailed description of the divestment, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.”

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenue

We generate revenue from sales of a variety of mixed-signal multimedia processors for PC and embedded notebook cameras and mobile phones, security and surveillance products and other related products. Our net revenue reflects a deduction for business taxes and related surcharges incurred in connection with our operations in China. The following table sets forth our net revenue derived from various business lines, in amounts and as percentages of total net revenue for the periods indicated.

	For the Year Ended December 31,
	2008 (2)		2009 (2)		2010
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In $ thousands, except percentages)
Net revenue:

PC and embedded notebook camera multimedia processors	36,334	48.5	36,802	58.4	52,999	58.4

Image sensors	17,165	22.9	12,101	19.2	14,666	16.2

Mobile phone multimedia processors	19,848	26.5	10,930	17.3	14,326	15.8

Security and surveillance products(1)	—	—	2,165	3.4	7,839	8.6

Other products	1,520	2.1	1,065	1.7	1,481	1.6

Intersegment elimination	—	—	(19)	—	(526)	(0.6)

Total net revenue	74,867	100.0	63,044	100.0	90,785	100.0

(1) Revenue generated from the sales of security and surveillance products by Vimicro Tianjin and Visiondigi since 2009 is reported in a separate reportable segment of business.

(2) Figures in 2008 and 2009 were restated as the results of disposal of Non-core IC Businesses, which were separately presented under “Discontinued Operations,” following a business divestment in December 2010. For a detailed description of the divestment, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.”

Cost of Revenue and Gross Profit

Our cost of revenue primarily consists of costs associated with fabrication of wafers, assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party products that we sell to our customers, the cost of hardware and software, installation and other services and warranty cost. As we do not have long-term, fixed supply agreements with third-party foundries and assembly and testing companies, our costs for wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market.

In 2008, 2009 and 2010, cost of revenue was $53.8 million, $42.4 million and $61.9 million, respectively, and gross profit margin was 28.2%, 32.7% and 31.8%, respectively.

Semiconductor products and electronic devices into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market driven pricing pressures on our products in the future. Chinese security and surveillance market has entered into a period of rapid growth evidenced by increasing market demand and increasing number of competitors that heavily invest in this industry. As a result, the pricing pressures is expected to become more intensive in the future. We will focus on improving the scale of production and reducing production cost in our security and surveillance business. Our financial results will suffer if we are unable to offset reductions in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs. Therefore, there is no assurance that we will be able to maintain our gross profit margins in the future.

Operating Expenses

Our operating expenses primarily consist of research and development expenses, sales and marketing expenses and general and administrative expenses, each of which includes share-based employee compensation expenses.

Share-based Employee Compensation

In 2008, 2009 and 2010, we recognized a total of $6.1 million, $8.9 million and $4.0 million, respectively, of share-based employee compensation expenses.

We adopted a 2004 share option plan, or the 2004 Plan, and granted a total of 2,701,200 options to our employees under the 2004 Plan in 2005. Our board of directors and shareholders also adopted a 2005 Share Incentive Plan, or the 2005 Plan. For a description of the 2004 Plan and 2005 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” As of December 31, 2008, 2009 and 2010, 16,248,600, 17,099,152 and 20,542,152 options, respectively, were granted under the 2005 Plan.

We have adopted Accounting Standards Codification (“ASC”) 718 Compensation-Stock Compensation, or ASC 718, with effect from January 1, 2006, under which share-based compensation expense is determined based on the fair value of the share option as of the option grant date. Our share-based compensation expense decreased in 2010 as compared to 2009 and 2008 due primarily to no share-based compensation expenses in connection with the grant of ordinary shares to certain members of the management in 2010 . We also granted restricted shares and recognized the resulting share-based compensation expenses under ASC 718. We may continue to issue share-based awards in the future.

As of December 31, 2010, there was approximately $2.7 million in unrecognized share-based compensation expenses related to share options under the straight-line method. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.2 years. As of December 31, 2010, there was $161,000 in unrecognized share-based compensation expense related to restricted shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.55 years. To the extent the actual forfeiture rate is different from original estimates, actual share-based compensation related to these awards may be different from the expectation.

Research and Development

We received grants from various PRC government authorities from 2008 through 2010. The aggregate amounts of the grants we received were $1.5 million, $1.8 million and $6.1 million in 2008, 2009 and 2010, respectively.

Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, lease expenses for occupancy associated with research and development, costs of engineering services from contractors and consultants, purchase cost of intellectual property, depreciation of engineering equipment and share-based compensation expenses. Our research and development expenses have been offset by the government grant associated with particular research and development projects that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of $0.6 million, $0.4 million and $1.4 million of these grants to research and development projects in 2008, 2009 and 2010, respectively. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future. We expect that our research and development expenses in our security and surveillance business, including, among other things, costs incurred in connection with hiring additional research and development staff and purchase of intellectual property, will increase as we continue to develop new security and surveillance products. We will maintain or control the research and development expenses in multimedia processor products to focus more resources on our core business lines and the growing surveillance business.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, bonuses, benefits, advertising, promotion and related costs for sales and marketing personnel, travel and other expenses related to sales and marketing activities, sales commissions to our distributors in Asia and share-based compensation expenses. We expect that our sales and marketing expenses in the security and surveillance business will increase as we hire additional sales and marketing personnel, expand our sales and marketing network to promote and sell our security and surveillance products, and engage in additional marketing and promotional activities. We will maintain or control sales and marketing expenses in multimedia processor products to focus more resources on our core business lines and the growing surveillance business.

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs for administrative personnel, travel, lease and other expenses for general and administrative purposes, share-based compensation expenses, as well as costs for outside services, including legal and accounting services. We expect that our general and administrative expenses in the security and surveillance business will increase as we hire additional personnel and incur costs related to the anticipated growth of our surveillance business and our operations. We will maintain or control general and administrative expenses in multimedia processor products to focus more resources on our core business lines and the growing surveillance business.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the company to its shareholders.

PRC

Enterprise Income Tax. PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles.

In March 2007, the National People’s Congress adopted the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws, administrative regulations, as well as circulars with equivalent effect, shall be subject to transitional rules to gradually change their rates to 25%. The New EIT Law and the related Implementation Rules also provide a preferential tax rate of 15% to enterprises that qualify as “high and new technology enterprises.” In accordance with the Implementation Rules of the New EIT Law, the preferential tax rate treatments granted to PRC entities that previously qualified for “high and new technology enterprises” will not automatically be applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules and relevant working guidance promulgated by the government authorities. Vimicro China obtained the certificate as a “high and new technology enterprise,” subject to examination every three years, which entitled Vimicro China to a preferential tax rate of 15% from 2008 to 2010. Vimicro China submitted the renewal application for year 2011 to 2013 when the renewal process was opened in early 2011.

Under the New EIT Law, an enterprise established outside of the PRC with effective management located in the PRC, is considered a Chinese tax resident enterprise and will normally be subject to the PRC enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that any of the entities in the group registered outside the PRC should be deemed a resident enterprise, they will be subject to PRC income tax at a rate of 25%.

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

Business Tax. According to PRC business tax policy, service income generally is subject to business tax at 5%. Vimicro China is entitled to business tax exemption on income arising from or related to technology transfers, provided these technology transfer agreements are registered with the relevant government agencies. In accordance with the Implementation Rules for the PRC Tentative Regulations on Business Tax, promulgated on December 15, 2008 and effective as of January 1, 2009, service income is subject to PRC business tax when either the service provider or the service recipient is located in China. As a result, we incurred additional business tax primarily in connection with our procurement of overseas intellectual properties and the purchase of the research and development services from Viewtel by Vimicro China beginning January 1, 2009.

United States

Income Tax. Viewtel, our subsidiary in the United States, is subject to state income tax and federal income tax in the United States at varying tax brackets, depending upon taxable income levels. Viewtel incurred income tax expenses of approximately $5,000 and $11,000 for 2008 and 2009, respectively, and income tax benefit of approximately $1,000 in 2010.

Hong Kong

Profits Tax. Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business.

Vimicro Hong Kong, the Hong Kong subsidiary of Vimicro China, has filed Hong Kong profits tax returns for the years of 2003/04 to 2005/06. However, Vimicro Hong Kong applied for reopening of its profits tax returns with the Hong Kong Inland Revenue Department in September, 2006 to lodge offshore claims for all years since the commencement of its operations in 2002 and filed amended tax returns. Based on the territorial source principle of taxation in Hong Kong, it is considered that Vimicro Hong Kong has a reasonable technical basis to lodge the offshore claim. An adjustment was made in 2006 to reflect the accumulative changes as a result of the change in filing status. The offshore position claim of Vimicro Hong Kong was being examined by the Hong Kong Inland Revenue Department as of December 31, 2010.

Pursuant to relevant PRC tax rules, Vimicro Hong Kong is probably deemed to create a permanent establishment in Mainland China because Vimicro China conducted certain trading activities on behalf of Vimicro Hong Kong in China. Consequently, the profits of Vimicro Hong Kong attributable to its permanent establishment in China are probably subject to PRC income taxes. Furthermore pursuant to the New EIT Law and related implementation rules effective from January 1, 2008, if Vimicro Hong Kong is deemed to be a PRC tax resident, it will be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. In order to be prudent, Vimicro Hong Kong accrued PRC income tax expenses of $131,000 and $244,000 for the year ended December 31, 2009 and 2010, respectively. In PRC, tax authorities are empowered to assess the net taxable income of a taxpayer. The tax authorities shall adopt methods other than actual profits method if the taxpayer is deemed unable to correctly compute taxable income due to inaccurate or incomplete accounts or other reasons. If the tax authority assesses taxable income using the deemed profits method, material difference could result in the amount of income tax expense provided for Vimicro Hong Kong.

Withholding Tax. Under the current Hong Kong tax laws, an entity established outside of Hong Kong is subject to a 5.25% for the years 2006/07 to 2007/08 and 4.95% in 2008/09 and 2009/10 withholding tax on royalty income derived (or deemed to be) from Hong Kong. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro China was previously subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong, which Vimicro Hong Kong had withheld and used to settle the tax liabilities on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of Hong Kong withholding tax paid on the royalty income could be allowed as a foreign tax credit against Vimicro China’s PRC income tax liabilities.

In connection with the offshore claim of Vimicro Hong Kong, to the extent that all of Vimicro Hong Kong’s trading income is not taxable in Hong Kong and no deduction will be claimed for the related royalty fee expenditure and the relevant intellectual property was not used in Hong Kong, the royalty fees should be exempted from withholding tax in Hong Kong.

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

Revenue Recognition

We recognize revenue from the sales of products and rendering of services on a gross basis when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title have occurred, the fees are fixed or determinable and collectability is reasonably assured, as prescribed by ASC 605 “Revenue recognition.”

Multimedia processors

Multimedia processor revenue derives from PC and embedded notebook camera multimedia processors, mobile phone multimedia processors, image sensors, and other products. Multimedia processors revenues are generally recorded net of business taxes and related surcharges, provided all revenue recognition criteria have been met.

We use distributors for the sales of our multimedia processors. Most of our arrangements with distributors do not include acceptance provisions. In the rare cases that acceptance is required following the examination of the completeness and condition of delivered products, we do not recognize revenue until such acceptance is received. Our agreements with certain major distributors contain price protection clauses against future price changes. We have not provided any price concessions in connection with such price protection clauses historically and do not expect to provide any price concessions in the near future. Further, our arrangements with our distributors allow us to maintain visibility over prices and estimate any potential price concessions. We do not have any other post shipment obligations.

The cost of multimedia processor revenue primarily consists of unconsolidated costs in connection with fabrication of wafers and assembly, testing and shipping of our multimedia processors, amortization of unconsolidated costs in connection with production masks and tooling, and costs of third-party image sensors that we sell to our customers.

Security and surveillance products

Our surveillance and security products generally include hardware with essential software and separate installations. The hardware and software components generally include a digital video recorder, camera, server, personal computers and the proprietary software of ViSS with other third party software that supports the operating system. Our software products are bundled with hardware products so that the software components and non-software components work together to deliver the essential functionality of the products. We market and sell an integrated platform for an unified surveillance, storage and management solution. If the hardware is not supplemented with the software, the surveillance and security solution cannot be marketed and sold to customers. In addition, we also provide installation services, including software testing and equipment set-up for the monitoring room.

The above arrangements are considered multiple accounting units in accordance with Accounting Standards Update (“ASU”) No. 2009-13. Revenue recognition (Topic 605): Multiple-Deliverable Recognition Arrangement. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price. Relative selling price method is based on vendor-specific objective evidence (“VSOE”) of selling price if available, third-party evidence (“TPE”) if VSOE is not available, or management’s best estimate the selling price (“ESP”) if neither VSOE nor TPE is available. We use the ESP for each deliverable since 2009 as neither VSOE nor TPE is available. The objective of ESP is to determine the price at which the company would transact a sale if the deliverable were sold on a stand-alone basis.

We determine the ESP for a deliverable based on the cost plus an estimated profit margin while considering multiple factors including, but not limited to, market conditions, competitive landscape, cost, gross margin objectives and pricing practices. We typically purchase hardware and the third-party software components from third party suppliers. We establish the ESP for hardware and the third-party software components, taking into account available market information on the price of hardware and software as well as our targeted margins in negotiating the pricing. Similarly, with respect to our ViSS proprietary software, we make reference to historical selling prices set by ASB, and consider differences of the ViSS business after it was acquired by us. For the installation service component, the ESP is based on our internal costs structure and margin with reference to labor costs and market information.

We recognize revenue of delivered hardware and software components after obtaining the shipping acceptance from customers and recognize revenue of installation service after obtaining the acceptance from customers.

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

Restricted cash

Restricted cash represents amounts restricted as biding deposits, note payable deposits and government grant restricted as to withdrawal under certain terms.

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

We account for share awards issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50 Equity-Based Payments to Non-Employees or ASC 505-50. Under ASC 718 and ASC 505-50, we use the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

Depreciation of Property and Equipment

We depreciate our property and equipment at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. We review the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from fixed assets. We estimate the useful lives of the fixed assets based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense in future periods will change if there are significant changes from previous estimates.

Impairment of Long-lived Assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the estimated future undiscounted cash flows to be produced by the assets. If the total of the estimated future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income based on the excess of the carrying value over the fair value of the asset or asset group. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. During the three years ended December 31, 2010, we did not record impairment charges. If we make different judgments or adopt different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenue for the periods indicated.

	For the Year Ended December 31,

	2008(1)	2009(1)	2010
Net revenue	100.0%	100.0%	100.0%

Cost of revenue	(71.8)%	(67.3)%	(68.2)%

Gross profit	28.2%	32.7%	31.8%

Operating expenses:

Research and development, net	(24.7)%	(35.9)%	(32.6)%

Sales and marketing	(6.0)%	(7.3)%	(8.3)%

General and administrative	(13.2)%	(20.4)%	(14.1)%

Total operating expenses	(43.9)%	(63.6)%	(55.0)%

Other income	5.2%	6.8%	2.8%

Income tax expenses	(0.4)%	(0.1)%	0.1%

Net loss from continuing operations	(10.9)%	(24.2)%	(20.6)%

Loss from discontinued operations	(7.3)%	(8.6)%	(7.1)%

Net loss	(18.2)%	(29.8)%	(20.5)%

(1)	Figures in 2008 and 2009 were restated to present the results of the Non-core IC Businesses and associated land use rights under “Discontinued Operations,” following a business divestment in December 2010. For a detailed description of the divestment, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.”

Comparison of the Year Ended December 31, 2010 and 2009

Net Revenue. Our net revenue increased by $27.7 million, or 44.0%, to $90.8 million in 2010 from $63.0 million in 2009. This increase was primarily due to (i) an increase in revenue from the sales of notebook camera to $48.6 million in 2010 from $29.8 million in 2009, which was caused by a 85.1% increases in unit shipment in 2010 resulting from increased market demand; (ii) an increase in revenue from the sales of mobile phone multimedia processors to $14.3 million in 2010 from $10.9 million in 2009 for the aforementioned reason, and (iii) a significant increase in revenue from the security and surveillance business to $7.8 million in 2010 from $2.2 million in 2009 due primarily to increased distribution channels.

Cost of revenue. Cost of revenue increased by $19.5 million, or 46.0%, to $61.9 million in 2010 from $42.4 million in 2009. The increase was primarily due to a 21.8% increase in our sales volume. Our gross profit increased by $8.2 million, or 39.9%, to $28.9 million in 2010 from $20.6 million in 2009. Our gross profit margin has slightly increased from 32.7% in 2009 to 31.8% in 2010, primarily due to a increase in the sales of mobile multimedia processors, which had relatively lower gross profit margin, from $10.9 million in 2009 to $14.3 million in 2010.

Operating Expenses. Operating expenses increased by $9.8 million, or 24.5%, to $49.9 million in 2010 from $40.1 million in 2009.

•

Research and Development. Research and development expenses increased by $7.0 million, or 31.0%, to $29.6 million in 2010 from $22.6 million in 2009. Our gross research and development expenditures before government grant deduction increased by $9.2 million, or 35.0%, from $23.0 million in 2009 to $31.0 million in 2010. The increase was mainly due to (i) an increase of approximately $10.0 million in payroll and welfare expenses caused by increased number of research staff, including those for the growing security and surveillance business conducted by Vimicro Tianjin and Visiondigi and (ii) $2.1 million of intellectual property purchases to facilitate research projects, partially offset by (i) a $1.2 million decrease in share-based compensation expenses in 2010 and (ii) approximately $1.0 million increases in government grant deduction for specific project consumed. We expect our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchasing intellectual property, to increase as we continue to expand our portfolio of multimedia products.

•

Sales and Marketing. Sales and marketing expenses increased by $2.9 million, or 62.5%, to $7.5 million in 2010 from $4.6 million in 2009. The change mainly reflected (i) a $0.5 million increase in commission fee and a $0.8 million increase in salary and compensation for newly recruited sales staff, (ii) a $0.5 million increase in the depreciation and amortization expenses, and (iii) a $0.6 million increase in traveling and entertainment expenses, partially offset by a $0.1 million decrease in share-based compensation.

•

General and Administrative. General and administrative expenses decreased by $0.07 million, or 0.5%, to $12.8 million in 2010 from $12.9 million in 2009. The decrease is mainly attributable to a decrease of $3.6 million in share-based compensation expenses, offset by (i) an increase of $1.0 million in payroll and welfare expense in line with increased number of administrative staff and (ii) an increase of $1.4 million in miscellaneous expenses, and (iii) an increase of $1.3 million in non-operating expenses.

Income Tax Expense/Benefit. Income tax expense was approximately $86,000 in 2010 compared to approximately $91,000 in 2009, the fluctuation was mainly due to the deferred income tax benefit generated from prior year’s loss of Vimicro Tianjin.

Other Income. Other income was $2.5 million in 2010 compared to $4.3 million in 2009, mainly due to decreases in gain on disposal of marketable equity securities from $2.5 million in 2009 to $0.4 million, partially offset by foreign exchange gain of $0.6 million due to the appreciation of RMB against US dollar in 2009.

Net Loss. We had a net loss of $18.6 million in 2010, compared to a net loss of $18.8 million in 2009, mainly due to the increased revenue from our multimedia processor business and our new security and surveillance business in 2010, which was partially offset by increased operating expenses.

Comparison of the Year Ended December 31, 2009 and 2008

Net Revenue. Our net revenue decreased by $11.9 million, or 15.8%, to $63.0 million in 2009 from $74.9 million in 2008. This decrease was primarily due to (i) a decrease in revenue from the sales of mobile phone multimedia processors from $19.8 million in 2008 to $10.9 million in 2009, mainly caused by a 46.8% decrease in unit shipment in 2009, as one telecom operator temporarily suspended the purchase of our mobile phone multimedia processors in early 2009 in connection with their CDMA business and resumed the purchase at the end of 2009 and (ii) a decrease in revenue from the sales of image sensors from $17.2 million in 2008 to $12.1 million in 2009, mainly caused by a decrease in unit shipments by 9.7%, as a result of our strategic decision to focus on the sales of our proprietary products in response to the global pressure on the pricing and supply of sensors. The decrease in revenue was partially offset by (i) the increase of revenue from the sales of notebook camera processors from $28.0 million in 2008 to $29.8 million in 2009, due primarily to an increase in unit shipment by 35% in 2009, and (ii) $2.2 million revenue generated from sales of security and surveillance products in the fourth quarter of 2009.

Cost of revenue. Cost of revenue decreased by $11.3 million, or 21.1%, to $42.4 million in 2009 from $53.8 million in 2008. The decrease was primarily due to a 5.9% decrease in our sales volume. Our gross profit decreased by $0.5 million, or 2.3%, to $20.6 million in 2009 from $21.1 million in 2008. Our gross profit margin was 32.7% in 2009, compared with 28.2% in 2008, primarily due to a 35% increase in sale volume of embedded notebook camera multimedia processors, which has relatively higher gross profit margin in our product mix, from 19.7 million units in 2008 to 26.6 million units in 2009. The gross profit margin of image sensor declined to -3.8% in 2009 from 5.8% in 2008, due to our destocking of sensors in 2009.

Operating Expenses. Operating expenses increased by $7.2 million, or 21.9%, to $40.1 million in 2009 from $32.9 million in 2008.

•

Research and development expenses. Research and development expenses increased by $4.1 million, or 22.1%, to $22.6 million in 2009 from $18.5 million in 2008. Our gross research and development expenditures before government grant deduction increased by $3.9 million, or 20.2%, from $19.1 million in 2008 to $23.0 million in 2009. The increase was mainly due to (i) an increase of approximately $2.2 million in payroll and welfare expenses, including payroll and welfare expenses incurred for the new surveillance business conducted by Vimicro Tianjin and Visiondigi (ii) an increase of $0.6 million for share-based compensation expenses. We expect our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchasing intellectual properties, to increase as we continue to expand our portfolio of multimedia products.

•

Sales and marketing expenses. Sales and marketing expenses increased by $0.1 million, or 3.0%, to $4.6 million in 2009 from $4.5 million in 2008. The change mainly reflected a $0.4 million increase in commission fee and a $0.1 million increase in salary and compensation for our sales staff, which was partially offset by a $0.6 million decrease in share-based compensation expenses.

•

General and administrative expenses. General and administrative expenses increased by $3.0 million, or 30.0%, to $12.9 million in 2009 from $9.9 million in 2008, which is mainly attributable to an increase of $2.8 million in share-based compensation expenses and $0.1 million in payroll and welfare expenses.

Income Tax Expense/Benefit. Income tax expense was approximately $91,000 in 2009 compared to approximately $305,000 in 2008, the fluctuation was mainly due to increase in valuation allowance in 2008 arising from the realizability of $281,000 of China deferred tax assets recorded as December 31, 2007 as a result of the company’s pre-tax losses incurred in 2008.

Other Income. Other income was $4.3 million in 2009 compared to $3.9 million in 2008 mainly due to increase in gain on disposal of marketable equity securities of $2.5 million and partially offset by decrease in interest income from $2.4 million in 2008 to $1.4 million in 2009, and foreign exchange gain of $1.1 million due to RMB continuous appreciation against US dollar in 2008.

Net Loss. We had a net loss of $18.8 million in 2009, compared to a net loss of $13.6 million in 2008, mainly due to the decrease of revenue from the sales of multimedia processors and the expenses related to our new security and surveillance business.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.9%, 0.7% and 3.3% in 2008, 2009 and 2010, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Foreign Currency

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by China’s political and economic conditions and China’s foreign exchange policies. The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.6497 per U.S. dollar in December 2010. A portion of our revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require additional disclosure regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13 (“ASU 2010-13”), Compensation–Stock Compensation (“ASC 718”): Effect of Denominating the Exercise Price of a Share–Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this standard is to address the classification of an employee share–based payment award with an exercise price dominated in the currency of a market in which the underlying equity security trades. ASC 718 provides guidance on the classification of a share–based payment award as either equity or liability. A share–based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 provide amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. Then amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. Early application is permitted. The Company does not expect the adoption of ASU 2010-13 will have a material impact on its consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other: “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2010, FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations. The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

B.	Liquidity and Capital Resources

In the past, we financed our operations primarily through sales of our equity interests to private investors, the proceeds from our initial public offering, as well as through cash generated from our operating activities. We have also received government grants to fund our research and development projects. Our principal use of cash for the three years ended December 31, 2010 was to fund our working capital requirements and investments. As of December 31, 2009 and 2010, we had $84.5 million and $61.9 million and in cash and cash equivalents, respectively.

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for our mobile phone multimedia processors and security and surveillance products. We plan to fund the increase in working capital requirements from our operating cash inflow and existing cash reserve.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in $ thousands)
Net cash used in operating activities	(2,759)	(5,788)	(31,052)

Net cash (used in) /provided by investing activities	(94,038)	32,961	12,082

Net cash provided by/(used in) financing activities	34,922	(949)	1,804

Effect of exchange rate changes on cash and cash equivalent	3,132	71	2,147

Net (decrease)/increase in cash and cash equivalent	(58,743)	26,295	(15,019)

Cash and cash equivalent at beginning of year	116,958	58,215	84,510

Cash and cash equivalent at end of year	58,215	84,510	69,491

Net cash used in operating activities in 2010, 2009 and 2008 was $31.8 million, $5.8 million and $2.8 million respectively, primarily as a result of our operating loss. This increase in 2010 was mainly attributable to several factors, including (1) the increase in net loss of $4.4 million, (2) the increase in add-back of non-cash expenses, mainly consisting of depreciation, provision for doubtful account and amortization of $5.4 million and loss from discontinued operation of $6.5 million, (3) the decrease in prepayments and other current assets, receivables from related parties and notes receivable of $20.3 million and (4) the increase of inventories of $5.0 million.

Net cash provided by investing activities was $12.1 million in 2010, primarily due to a $31.6 million decrease in time deposits, partially offset by $14.9 million in payment for property, equipment and software and land use right. Net cash provided by investing activities was $33.0 million in 2009, primarily due to the release of approximately $73.2 million from restricted cash account into cash and cash equivalents account of Vimicro Tianjin, partially offset by cash consideration of $8.2 million paid for ViSS business acquisition and the increase of $29.0 million in short-term deposits. Net cash used in investing activities was $94.0 million in 2008, primarily due to the investment of approximately $73.2 million for the establishment of Vimicro Tianjin and $14.7 million in short-term time deposits.

Net cash provided by financing activities amounted to $1.8 million in 2010, primarily due to capital contributions from minority shareholders of $2.9 million, partially offset by payment of $1.2 million for the repurchase of ordinary shares. Net cash used in financing activities was $0.9 million in 2009, primarily due to our repurchase of 286,000 ADSs. Net cash provided by financing activities amounted to $34.9 million in 2008, primarily due to capital contributions from non-controlling interests of Vimicro Tianjin, offset in part by the amount we used to repurchase shares.

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

Regulations in the PRC permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries from transferring funds to our company in the form of dividends, loans and advances. In addition, the registered capital of our PRC subsidiaries is also restricted. We have cash and bank deposits of approximately $97.5 million and $69.8 million in PRC as of December 31, 2009 and 2010, respectively, of which approximately $89.7 million and $62.4 million, respectively, are denominated in RMB.

Capital Expenditures

Our capital expenditures amounted to $3.4 million, $2.7 million and $5.6 million, in 2008, 2009 and 2010, respectively. In the past, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities. We estimate that we will make capital expenditures of approximately $6.2 million in 2011 (excluding land use rights premium, property development expenditure and capital injection into new companies), for purchases of software, development tools and other items related to our product development activities, of which we spent approximately $1.2 million in the three months ended May 31, 2011.

Vimicro China has executed an agreement in December 2006 with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for expropriation of the land.

In December 2007, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industry Base (“Xuzhuang Committee”) and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd (“Xuanwu SAMC”). Under the agreement, Vimicro Jiangsu would acquire land use rights for approximately 80,000 square meters of land in Nanjing Xuzhuang Software Industrial Park in consideration of RMB 39.6 million ($6.0 million). On June 18, 2009, Vimicro Jiangsu entered into a supplementary agreement, pursuant to which the size of the plot stipulated in the original agreement was reduced to approximately 68,224 square meters, and the payment for the transfer was reduced to RMB33.8 million ($5.1 million). Pursuant to the original agreement, the last installment of the transfer cost of RMB 9.2 million ($1.4 million) may be offset by the taxes Vimicro Jiangsu pays to Xuanwu District according to a pre-set, seven-year schedule or offset by any local government subsidies to Vimicro Jiangsu. Total consideration of RMB 24.6 million ($3.7 million) was paid for the land use right as of December 31, 2010. We originally planned to use this land as the site of Vimicro Jiangsu’s research and development, IC design and industrial center. In December 2010, to divest the Non-core IC Businesses and certain land use rights, Vimicro Beijing entered into definitive agreement to transfer all of its equity interest in Vimicro Jiangsu to VMF Consulting Company for cash consideration, subject to local government approval. With government approvals, the registration of the transfer of equity interest in Vimicro Jiangsu is expected in 2011 or 2012, upon which Vimicro Beijing will no longer hold any equity interest in Vimicro Jiangsu and the contractual obligation under the land use right acquisition agreement will be transferred accordingly.

C.	Research and Development

We maintain a team of experienced engineers who are involved in our research and development efforts. As of December 31, 2010, our research and development staff consisted of 604 employees, representing approximately 74% of the total number of our employees. Many of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. Going forward, we intend to recruit most of our engineers in China. We have established various recruiting and training programs with leading universities in China. In addition, we will also selectively recruit experienced engineers from Silicon Valley. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to $19.1 million, $23.0 million and $31.0 million in 2008, 2009 and 2010, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any operational trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	More than 3 years
	(in $ thousands)

Operating lease obligations	6,668	3,101	3,567	—

Product purchase obligations	8,017	8,017	—	—

Property, equipment and software purchase obligation	289	289	—	—

Total	14,974	11,407	3,567	—

In addition to the contractual obligations in the table above, we have contractual obligations under certain land use rights acquisition agreements which are described in the section entitled “Item 5 Operating and Financial Review and Prospects- B. Liquidity and Capital Resources.”

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Position/Title
Zhonghan (John) Deng	Chairman of the Board and Chief Executive Officer

Zhaowei (Kevin) Jin	Director, President and Chief Operating Officer

Yundong (Raymond) Zhang	Chief Technology Officer

Jun Zhu	Senior Vice President

Shuhua (Yvonne) Yang	Acting Chief Financial Officer and Financial Controller

Xiaodong (Dave) Yang	Director

Changyong (Robert) Chen (2)(3)	Independent Director

Charles K. Ng (3)	Independent Director

Theodore Van Duzer (1)(2)	Independent Director

Zhijie (Jeffrey) Zeng (1)(3)	Independent Director

(1)	Member of the Corporate Governance and Nominating Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

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

Yundong (Raymond) Zhang joined our company in 2001 and currently serves as our chief technology officer. He is responsible for leading all research and development activities, as well as determining technology and product strategy for the security and surveillance business. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoder, 3D graphics engine, ethernet controller and 16- bit game processor. Mr. Zhang received his B.S. and M.S. degrees in Electrical Engineering from Fudan University.

Jun Zhu joined our company in 2000 as an engineering director and currently serves as our senior vice president. From 2001 to 2007, Mr. Zhu served as president and as a member of the board of directors of Silicon Rain Technology, a business focused on the development of IC products in the United States. From 1996 to 2000, Mr. Zhu served as a design manager of Intel Corporation in Santa Clara, California. From 1989 to 1996, Mr. Zhu served as a chip design architect, senior ASIC (Application Specific IC) design engineer and ASIC design engineer at the Application Specific Standard Product group of Toshiba America Electronics Components Inc. in San Jose, California. Mr. Zhu received his M.S. degree in Computer Engineering from Syracuse University.

Shuhua (Yvonne) Yang joined our company as our financial controller in 2010 and became our acting chief financial officer in June 2011. Ms. Yang has over 15 years of accounting and financial management experience at U.S.-listed companies and international accounting firms. Prior to joining Vimicro, Ms. Yang served as a senior finance manager at the China offices of Aspen Technology Inc., a NASDAQ-listed global supplier of optimization software from 2006 to 2008. From 2005 to 2006, she served as a manager of transaction service at Deloitte Touche Tohmatsu in China. From 1999 to 2003, Ms. Yang was a manager of financial planning and analysis at the China offices of Harris Corporation, a NYSE-listed international communications and information technology company. Prior to joining Harris Corporation, Ms. Yang also held several senior positions at Deloitte & Touche Tohmatsu in Beijing, China. She has been a member of the Association of Chartered Certified Accountants since 2001. Ms. Yang received a bachelor degree in Economics from Renmin University in China and a MBA degree from McMaster University in Canada.

Dr. Xiaodong (Dave) Yang is a co-founder of our company. He currently is a member of our board of directors and also serves as our consultant. Dr. Yang graduated from Stanford University with Ph.D., M.S. and B.S. degrees in Electrical Engineering. Dr. Yang began his research on mixed-signal imaging chips in Silicon Valley in 1993. He won research and development awards at both Hewlett-Packard Co. and Intel Corporation. He has published many technical papers and holds numerous patents.

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

Charles K. Ng has served as a member of our board of directors since July 2010. Mr. Ng has extensive experience working with innovative technology companies. He has served as the managing director of Suma Ventures, a U.S.-based venture capital firm, since 2008, in charge of investments across the life science and other emerging technology sectors. Prior to joining our company, Mr. Ng was a founding member and a member of the board of directors of Crown Biosciences Inc., a U.S.-based oncology therapeutic and platform company with China operations since 2009. Mr. Ng received his dual bachelor degrees in Economics and Asian Studies from the University of California, Berkeley.

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

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2010, the aggregate cash compensation we paid to our executive officers was approximately $1.3 million and the aggregate cash compensation we paid to our non-executive directors was $60,000. We have not made any arrangement with our directors to provide for benefits upon termination of their directorship.

Share Options

Historical Option Grants. During the period from 1999 to February 2004, Vimicro China promised to grant options to certain employees, directors, consultants and other individuals based on terms and conditions mutually agreed upon by Vimicro China and each such individual. In connection with our reorganization, we issued options pursuant to Vimicro China’s prior commitments. The following table summarizes, as of December 31, 2010, the outstanding historical options granted to our directors and executive officers named below and to other individuals including our employees, consultants and advisors.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Xiaodong (Dave) Yang	1,200,000	0.60	March 17, 2004	March 17, 2014

Changyong (Robert) Chen	300,000	0.12	March 17, 2004	March 17, 2014

Other individuals as a group	1,826,708	From 0.01 to 0.60	March 17, 2004	March 17, 2014

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

Termination of Plan. Unless terminated earlier, the 2004 Plan expired in 2009. Our board of directors has the authority to amend or terminate the 2004 Plan subject to shareholder approval to the extent necessary to comply with applicable law and regulations. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the share option plan administrator, or (ii) affect the share option plan administrator’s ability to exercise the powers granted to it under our share option plan.

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

The following table summarizes, as of December 31, 2010, the outstanding options and restricted shares granted pursuant to the 2004 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Zhaowei (Kevin) Jin	1,601,600	0.70	October 14, 2004	October 14, 2014

Yungong (Raymond) Zhang	460,000	0.70	October 14, 2004	October 14, 2014

Jun Zhu	150,000	0.70	October 14, 2004	October 14, 2014
	200,000	0.70	October 28, 2005	October 28, 2015

Changyong (Robert) Chen	100,000	1.60	October 14, 2004	October 14, 2014

Theodore Van Duzer	100,000	1.60	October 14, 2004	October 14, 2014

Zhijie (Jeffrey) Zeng	30,000	2.10	May 2, 2005	May 2, 2015

Other individuals as a group	2,172,463	From 0.70 to 3.0	From October 14, 2004 to October 28, 2005	From October 14, 2014 to October 28, 2015

(1)	In connection with Mr. Xiaosong Zhang’s resignation on January 31, 2007, his unvested options to purchase 820,000 ordinary shares were forfeited.
(2)	In connection with Mr. Qing Yu’s resignation on December 5, 2008, his unvested options to purchase 12,000 ordinary shares were forfeited and his vested options to purchase 48,000 ordinary shares were cancelled.
(3)	In connection with Mr. Donald L. Lucas’s resignation on July 27, 2010, his unvested restricted shares of 120,000 were forfeited and his vested options to purchase 400,000 ordinary shares were cancelled.

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

Grant of Restricted Shares. We granted 3,670,600 restricted shares under the 2005 Plan. Key terms in the award agreements are summarized as follow:

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

The following table summarizes, as of December 31, 2010, the outstanding options and restricted shares granted pursuant to the 2005 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Zhonghan (John) Deng	3,500,000	0.70	August 9, 2006	August 9, 2016

Zhaowei (Kevin) Jin	1,200,000	0.70	August 9, 2006	August 9, 2016

Yungong (Raymond) Zhang	500,000	0.86	September 26, 2010	September 26, 2020

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Jun Zhu	200,000	0.70	August 13, 2007	August 13, 2017
	200,000	0.86	September 26, 2010	September 26, 2020

Xiaodong (Dave) Yang	1,200,000	0.70	August 9, 2006	August 9, 2016

Zhijie (Jeffrey) Zeng	100,000	0.63	August 1, 2009	August 1, 2019

Charles K. Ng	100,000	0.86	September 26, 2010	September 26, 2020

Other individuals as a group	6,697,752	From 0.48 to 4.55	From December 26, 2005 to March 6, 2010	From December 26, 2015 to March 6, 2020

(1)	Dr. Hui (Tom) Zhang resigned as our advisor and consultant on January 1, 2009. His unvested options to purchase 155,556 ordinary shares were forfeited and his vested options to purchase 644,444 ordinary shares were cancelled.
(2)	In connection with Mr. Quincy Tang’s resignation on July 31, 2008, his unvested options to purchase 160,000 ordinary shares were forfeited and vested options to purchase 80,000 ordinary shares were cancelled.
(3)	Mr. Yingyi Qian resigned from our board on June 30, 2008, and he continues to serve as our advisor and consultant. His options and restricted shares agreements remain in effect.
(4)	In connection with Mr. Qing Yu’s resignation on December 5, 2008, his unvested options to purchase 120,000 ordinary shares were forfeited and vested options to purchase 80,000 ordinary shares were cancelled.
(5)	In connection with Mr. David Wei Tang’s resignation on October 30, 2010, his unvested options to purchase 700,000 ordinary shares were forfeited.

	Ordinary Shares Underlying Restricted Shares Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Zhijie (Jeffrey) Zeng	32,000	0.00	October 31, 2009	October 31, 2019

Changyong (Robert) Chen	32,000	0.00	October 31, 2009	October 31, 2019
	10,000	0.00	September 26, 2010	September 26, 2020

Theodore Van Duzer	10,000	0.00	September 26, 2010	September 26, 2020

Other individuals as a group	186,500	0.00	From April 3, 2006 to January 1, 2010	From April 3, 2016 to January 1, 2020

Notes:

(1)	In connection with Mr. Qing Yu’s resignation on December 5, 2008, his 80,000 unvested restricted shares were forfeited.
(2)	Dr. Hui (Tom) Zhang resigned as our advisor and consultant on January 1, 2009. His unvested 38,892 restricted shares held on such date were forfeited.
(3)	In connection with Mr. Donald L. Lucas’s resignation on July 27, 2010. His unvested 120,000 restricted shares held on such date were forfeited.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Messrs. Charles K. Ng, Changyong (Robert) Chen and Zhijie (Jeffrey) Zeng. Messrs. Ng, Chen and Zeng satisfy the “independence” requirements of the NASDAQ Marketplace Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2010, our audit committee held meetings or passed resolutions by unanimous written consent fifteen times.

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

In 2010, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Theodore Van Duzer and Zhijie (Jeffrey) Zeng. Messrs. Van Duzer and Zeng satisfy the “independence” requirements of the NASDAQ corporate governance rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2010, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

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

Terms of Directors and Officers

Except Mr. Zhijie (Jeffrey) Zeng, who has entered into a three-year service contract with us that is subject to renewal upon expiration in July 2012, all directors hold office until their successors have been duly elected and qualified. Our shareholders may remove any director by special resolution before the expiration of his or her term and may by ordinary resolution appoint another person to fill the vacancy. A valid ordinary resolution requires the votes of a majority of shareholders attending the shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors.

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

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2010. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

We had 663, 724 and 950 employees as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, we had 143 employees in management and administration, 657 employees in research and development and 150 employees in sales and marketing.

We have a workers’ union that protects employees’ rights and welfare benefits. We have not had any strikes or other material labor disputes that have interfered with our operations. We believe that we have maintained a good relationship with our workers’ union and our employees.

E.	Share Ownership

As of May 31, 2011, the most recent practicable date, 146,824,796 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and 226,500 restricted shares. On that date, a total of 21,393,953 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. Except for holders of 226,500 restricted shares, no shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2011, assuming the exercise of all of our outstanding share options, by:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned (1)
	Number	%

Directors and Executive Officers:

Zhonghan (John) Deng (2)	11,663,192	7.8

Zhaowei (Kevin) Jin (3)	6,473,451	4.3

Yundong (Raymond) Zhang (4)	1,563,472	1.1

Jun Zhu (5)	490,000	0.3

Shuhua (Yvonne) Yang	—	—

Charles K. Ng	—	—

Changyong (Robert) Chen (6)	428,000	0.3

Theodore Van Duzer (7)	210,000	0.1

	Ordinary Shares Beneficially Owned (1)
	Number	%

Zhijie (Jeffrey) Zeng (8)	70,000	0.0

Xiaodong (Dave) Yang (9)	11,333,961	7.6

All Directors and Executive Officers as a Group (10)	32,232,076	21.6

Principal Shareholders:

Investment entities affiliated with General Atlantic LLC (11)	24,535,522	16.7

Power Pacific (Mauritius) Limited (12)	11,250,000	7.7

Columbia Pacific Opportunity Fund, L.P. (13)	120,000,000	8.2

Sparta Asset Management, LLC (14)	9,732,664	6.6

(1)	Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person within 60 days after May 31, 2011. Percentage ownership of each listed person is based on 146,824,796 shares outstanding as of May 31, 2011 (excluding 226,500 restricted shares) and the number of shares underlying options and restricted shares held by such person.

(2)	Includes 4,827,915.5 ordinary shares held by Vimicro Beijing Corporation, an entity wholly owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, 3,685,276.5 restricted shares held by Vimicro Beijing Corporation, which are subject to the restriction on transfer, and 3,150,000 ordinary shares issuable upon exercise of options held by Mr. Deng within 60 days after May 31, 2011 The address for Mr. Deng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(3)	Includes 1,549,212.75 ordinary shares held by Vimicro Shenzhen Corporation, an entity wholly owned by Absolute Sino Group Limited, of which Mr. Jin is the sole shareholder, 1,842,638.25 restricted shares held by Vimicro Shenzhen Corporation, which are subject to the restriction on transfer and 2,681,600 ordinary shares issuable upon exercise of options held by Mr. Jin within 60 days after May 31, 2011. The address for Mr. Jin is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(4)	Includes 1,103,472 ordinary shares, and 460,000 ordinary shares issuable upon exercise of options held by Mr. Zhang within 60 days after May 31, 2011. The address for Mr. Zhang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(5)	Includes 490,000 ordinary shares issuable upon exercise of options held by Mr. Zhu within 60 days after May 31, 2011. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.

(6)	Includes 28,000 ordinary shares and 400,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days after May 31, 2011. The address for Mr. Chen is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(7)	Includes 110,000 ordinary shares held by Mr. Van Duzer and 100,000 ordinary shares issuable upon exercise of options held by Mr. Van Duzer within 60 days after May 31, 2011. The address for Mr. Van Duzer is 1240 Scott Street, El Cerrito, CA 94530.

(8)	Includes 10,000 ordinary shares and 60,000 ordinary shares issuable upon exercise of options held by Mr. Zeng within 60 days after May 31, 2011. The address for Mr. Zeng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(9)	Includes 7,211,322.75 ordinary shares and 1,842,638.25 restricted shares, which are subject to the restriction on transfer, held by Vimicro Tianjin Corporation, an entity wholly owned and controlled by Mr. Yang, and 2,280,000 ordinary shares issuable upon exercise of options held by Mr. Yang within 60 days after May 31, 2011. The address for Mr. Yang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(10)	Includes 22,610,476 ordinary shares, ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 9,621,600 ordinary shares underlying outstanding options held by our directors and executive officers within 60 days after May 31, 2011.

(11)	Includes a total of 18,531,786 ordinary shares and 1,500,934 ADSs of which General Atlantic Partners (Bermuda), L.P. holds 12,725,792 ordinary shares and 1,060,596 ADSs, GAP-W International, L.P. holds 4,394,803 ordinary shares and 307,275 ADSs, GAP Coinvestments III, LLC holds 912,790 ordinary shares and 82,925 ADSs, GAP Coinvestments IV, LLC holds 246,877 ordinary shares and 19,650 ADSs, GapStar, LLC holds 231,647 ordinary shares and 28,142 ADSs and GAPCO GmbH & Co. KG holds 19,877 ordinary shares and 2,346 ADSs. GAP (Bermuda) Limited is the general partner of General Atlantic GenPar (Bermuda), L.P. General Atlantic GenPar (Bermuda), L.P. is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. There are 27 Managing Directors of General Atlantic LLC. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. Certain members of GapStar, LLC are managing directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. General Atlantic Partners (Bermuda), L.P, GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of General Atlantic Partners (Bermuda), L.P., General Atlantic GenPar (Bermuda), L.P., GAP (Bermuda) Limited and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. The address of the other General Atlantic entities is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A.

(12)	Power Pacific (Mauritius) Limited is 100% owned by Power Pacific Corporation Limited, which is 99.9% owned by Power Corporation International Limited. Power Corporation International Limited is 100% owned by Power Corporation of Canada, a company listed on the Toronto Stock Exchange. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius. The address of Power Corporation of Canada is 751 Victoria Square, Montréal, Québec, Canada H2Y 2J3.

(13)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 12, 2010. The business address of the reporting person(s) is 1910 Fairview Avenue East Suite 500, Seattle, WA 98102.

(14)	Beneficial ownership calculation is based solely on a review of a Form 13F filing made with the SEC on May 4, 2011. The business address of the reporting person(s) is One O’Hare Center, 6250 N. River Road, Suite 1000, Rosemont, IL 60018.

Based on 146,824,796 ordinary shares outstanding as of May 31, 2011, approximately 66.7% of our outstanding ordinary shares are held by 40 record holders in the United States, including the ordinary shares held by JPMorgan Chase Bank N.A., the depositary of our ADS program.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Option to Purchase Ownership Interest in Vimicro Tianjin

On December 29, 2008, we formed Vimicro Tianjin with Tianjin SAMC and VMF. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. VMF holds a nominal ownership interest. Pursuant to the agreement among Vimicro Tianjin’s shareholders, VMF has the option to purchase all of Tianjin SAMC’s ownership interest in Vimicro Tianjin for RMB250 million plus interests calculated based on the one-year short-term bank lending rate published by the People’s Bank of China. This option can be exercised at any time after one year of the establishment of Vimicro Tianjin. Pursuant to agreements between Vimicro China and VMF, we obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. VMF also granted us an exclusive right to acquire from VMF the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by VMF. It is necessary for VMF to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. The arrangements described above were approved by our board of directors and the committees of the board of directors on June 30, 2009. Vimicro Tianjin focuses on the design, manufacture and sale of security and surveillance products.

Contractual Arrangements with Vimicro Sky-Vision and its Shareholders

In order to comply with PRC laws restricting foreign ownership in the wireless value-added telecommunication business in China, we conduct all of our wireless value-added telecommunication business through Vimicro Sky-Vision. Vimicro Sky-Vision will apply and hold the licenses and permits required to operate our wireless value-added telecommunication services. The equity interest in Vimicro Sky-Vision was owned 67% by Zhonghan (John) Deng, our chairman and chief Executive officer, and 33% by Zhaowei (Kevin) Jin, our president and chief operating officers, upon its establishment in March 2010. Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision entered into a series of agreements that became effective on March 5, 2010, through which we exercise effective control of Vimicro Sky-Vision and receive economic benefits generated from its shareholders’ equity interests. The following is a summary of the agreements currently in effect:

•

Loan Agreement, between Vimicro China and Vimicro Sky-Vision’s shareholders. These loan agreements provide for loans in the amount of RMB6,700,000 ($1,011,672) to Zhonghan (John) Deng and of RMB3,300,000 ($498,286) to Zhaowei (Kevin) Jin for them to make contributions to the registered capital of Vimicro Sky-Vision in exchange for the 67% and 33% equity interest, respectively, in Vimicro Sky-Vision. The loans are interest free and are repayable on demand, but the only means by which the shareholders can repay the loans is to transfer to Vimicro China or a third party designated by Vimicro China of their respective equity interest in Vimicro Sky-Vision.

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

In the opinion of our PRC counsel, King and Wood, (i) the ownership structure and the business and operation model of Vimicro China and Vimicro Sky-Vision comply with current PRC laws and regulations; and (ii) each contract under Vimicro China’s contractual arrangements with Vimicro Sky-Vision and each of Vimicro Sky-Vision’s shareholders is valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of King and Wood. See “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—If the PRC government determines that the contractual arrangements that establish the structure for operating our wireless value-added telecommunications business do not comply with applicable PRC laws and regulations, we could be subject to penalties.”

Divestment of Non-core IC Businesses and Associated Land Use Rights

In December 2010, in an effort to divest the Non-core IC Businesses and certain land use rights, we entered into definitive agreements to transfer 95% of our equity interest for cash consideration in Vimicro Wuxi, incorporating Non-core IC Businesses, and all of our equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai to VMF Consulting Company, subject to local government approvals. VMF Consulting Company is a company owned by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin Jin) and Mr. Xiaodong (Dave) Yang and managed by Mr. Xiaodong (Dave) Yang. The purpose of these transfers is to increase our profitability and shareholder value by divesting our loss-making Non-core IC business lines and certain land use rights and focusing resources on our growing security and surveillance business. Mr. Xiaodong (Dave) Yang resigned as our chief technology officer and has assumed board and management positions at Vimicro Wuxi. Accordingly, we have started the business restructuring and promoted a new chief technology officer to focus on our growing security and surveillance business.

Prior to transferring the equity interest in Vimicro Wuxi, we transferred the Non-core IC Businesses from Vimicro China to Vimicro Wuxi so that Vimicro Wuxi was only comprised of Non-core IC Businesses. The Non-core IC Businesses had been loss making and accounted for approximately US$11.6 million, US$9.9 million and US$10.6 million of our net revenue in 2008, 2009 and 2010, respectively. Each of Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai held land use rights for a parcel of land that, according to the permits granted by local government authorities, shall be used for research and development of our integrated circuit business. According to local government policies, the parcel of land had to be disposed in a timely manner with government approval in connection with divestment of the related project or business. These land use rights accounted for an aggregate of US$7.4 million, US$8.8 million and US$11.3 million out of our total assets of US$187 million, US$178 million and US$179 million as of December 31, 2008, 2009 and 2010, respectively. Based on an independent third-party valuation, we will receive RMB10.9 million ($1.6 million) from VMF Consulting Company for the transfer of the Non-core IC Businesses. In addition, according to the definitive agreements, we will receive RMB73.5 million ($11.1 million) from VMF Consulting Company upon completion of the transfer of the land use rights in Shanghai, Shenzhen and Jiangsu to recover the original cash used in purchasing these rights.

Our board of directors reviewed, discussed and approved the proposed restructuring arrangements in November 2010. Our audit committee and a special independent committee, each consisting entirely of independent directors, reviewed and approved the proposed divestment and transaction agreements over several meetings in November and December 2010, when evaluating the proposed transactions, each committee considered, among other things, a valuation report of the Non-core IC Businesses from American Appraisal, an independent valuation firm, and advice from outside legal counsels.

We completed the registration of the transfer of our 95% equity interest in Vimicro Wuxi with relevant government authorities in December 2010. Accordingly, we currently hold a 5% equity interest in Vimicro Wuxi. We have appointed Mr. Zhaowei (Kevin) Jin, our director, president and chief operating officer, to serve as one of the three members of the board of directors of Vimicro Wuxi.

We expect to complete the registration of the transfer of our equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai in 2011 or 2012. However, we cannot assure you that we will be able to obtain necessary government approvals for the registration of the transfer. See “Risk Factors— Risks relating to Our Business—If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our Non-core IC Businesses may fail.”

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

In 2010, the trading price of our ADSs on the NASDAQ Global Market ranged from $3.05 to $5.27 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for (1) the years 2008, 2009 and 2010; (2) all quarters in 2009 and 2010, and the first quarter of 2011; and (3) each of the past four months.

	Share Price
	High	Low

Annual High and Low

2006	$23.34	$8.20
2007	$11.00	$3.55
2008	$3.99	$1.23
2009	$4.89	$1.29
2010	$5.27	$3.05
Quarterly High and Low

First Quarter 2009	$2.34	$1.29
Second Quarter 2009	$2.25	$1.66
Third Quarter 2009	$3.75	$1.95
Fourth Quarter 2009	$4.89	$3.38
First Quarter 2010	$5.15	$4.02
Second Quarter 2010	$5.27	$4.25
Third Quarter 2010	$4.79	$3.05
Fourth Quarter 2010	$3.95	$3.09
First Quarter 2011	$4.03	$2.76
Monthly Highs and Lows

December 2010	$3.81	$3.24
January 2011	$4.03	$3.20
February 2011	$3.32	$2.91
March 2011	$3.34	$2.76
April 2011	$3.06	$2.71
May 2011	$2.84	$2.55

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

According to Article 3 of our memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by one or more shareholders holding at least ten percent of the paid up voting share capital of the company, present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding not less than an aggregate of one-third of our issued voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 21 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares, which have not been taken by any person.

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

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.	Taxation

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

In addition, the discussion below does not describe any tax consequences arising out of the Medicare tax on certain “net investment income” pursuant to the Health Care and Education Reconciliation Act of 2010.

Investors are urged to consult their tax advisors regarding the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership.

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2010. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash and other passive assets during the taxable year ended December 31, 2010, we believe we were a PFIC for such year.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2010. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower tax rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on the NASDAQ Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the NASDAQ Global Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2010). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are a PFIC (as we believe we were for 2010), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2010 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect any distribution we make will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay to you will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Our business benefits from certain tax incentives and government grants. Expiration or elimination of, or other adverse changes to, these tax incentives or reductions of these grants could have a material adverse effect on our results of operations.”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended December 31, 2010. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Foreign holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or ordinary shares, if we are classified as a PRC ‘resident enterprise.’”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law and PRC taxes were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Foreign holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or ordinary shares, if we are classified as a PRC ‘resident enterprise.’”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will generally be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. Certain individuals holding ADSs or ordinary shares other than in an account at certain financial institutions may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Assuming we had converted the U.S. dollar and HK dollar denominated cash balance equivalent to $19.4 million as of December 31, 2010 into RMB at the exchange rate of $1.00 for RMB6.6227 and HKD1.00 for RMB0.8509, the respective People’s Bank of China rates as of December 31, 2010, this cash balance would have been RMB128.6 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB115.7 million as of December 31, 2010. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.9%, 0.7% and 3.3% in 2008, 2009 and 2010, respectively.

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

Fees Payable by the Depository to Us

The depositary has agreed to, subject to certain limits, reimburse us annually for bona fide and reasonable expenses incurred by us in connection with the ADS program, including legal fees, accountants’ fees in relation to our form 20-F filings investor relations and related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading. In 2010, we received from the depositary reimbursement of US$227,730.40 for certain reasonable expenses related to our ADS program.

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

None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

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

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on their evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 and 15d-15 under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation and audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2010. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The two material weaknesses that have been identified include:

(i) We did not have controls in place to effectively identify and assess the correct accounting treatment for the receipt of new government grants. As a result of not having the appropriate controls in place, we did not prevent or detect material accounting errors over the identification of the nature, use and correct accounting treatment of a specific government grant received in 2010 by Vimicro Tianjin. The nature and granting procedures of this government grant were different from those of the grants we received in previous years, requiring a government designated bank to carry out verification procedures on our invoices submitted for reimbursement; and

(ii) At Visiondigi, a 50.95% owned subsidiary as of December 31, 2010, we did not have controls in place to properly assess and record revenue transactions. Furthermore, our review and approval controls at Visiondigi for related party transactions were not operating effectively. As a result, we did not prevent or detect significant accounting errors over the completeness and accuracy of revenue recognition, nor did we obtain necessary audit committee approvals in connection with related party transactions at Visiondigi.

The above material weaknesses resulted in revisions and adjustments to our consolidated financial statements for the year ended December 31, 2010. Accordingly, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2010.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its attestation report included below.

Remediation Plans

We have implemented, and will continue to implement measures to remediate the above material weaknesses and to improve our internal control over financial reporting.

On the first material weakness:

•

we will establish procedures and controls whereby the assigned business development department, which is responsible for government grant application, will document and communicate to the accounting and finance team the government and the designated bank requirements regarding the release and restriction of the funds;

•	we will implement review controls to verify the nature and granting procedures as documented by the business development department; and

•	we will implement review controls over the related analysis, accounting and financial reporting treatment.

On the second material weakness:

•	we will hire a qualified finance manager for Visiondigi, who has an appropriate level of accounting and financial reporting experience;

•	we will establish and document processes and controls in connection with the approval, assessment and accounting for revenue contracts;

•	we will provide training on new processes and controls to be implemented and existing processes and controls that were not operating effectively; and

•	we will establish a review process by our financial manager and financial controller that provides controls over the assessment and reporting of revenue transactions.

Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Vimicro International Corporation

We have audited Vimicro International Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vimicro International Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses related to the lack of effective controls over the accounting for government grants and the lack of effective controls over revenue contracts and related party transactions at Visiondigi, a 50.95% owned subsidiary as of December 31, 2010. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vimicro International Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal 2010 financial statements and this report does not affect our report dated June 30, 2011, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Vimicro International Corporation has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

June 30, 2011

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Charles K. Ng qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee is an “independent director” as defined in the NASDAQ Marketplace Rules.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, Ernst & Young Hua Ming for the years ended December 31, 2009 and 2010. We did not pay any other fees to our auditors during the periods indicated below other than as disclosed below.

	For the Year Ended December 31,
	2009	2010
	(in $ thousands)

Audit fees(1)	996	898
Audit-related fees(2)	—	39
Tax fees(3)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed, under the category of “Audit-related fees” involve principally the review of the responses to SEC comment letter received in 2010.
(3)	“Tax fees” include fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period (2)	Total Number of ADSs Purchased (1)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
December 1 through December 31, 2010	322,200	$3.6072	1,464,800	$21,183,247.52
January 1 through January 31, 2011	88,800	$3.7016	1,533,600	$20,854,548.40

(1)	Our ADS to ordinary share ratio is one ADS for every 4 ordinary shares.
(2)	The purchases of equity securities are listed according to the period of settlement dates.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2009 and 2010. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Vimicro International Corporation and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Vimicro International Corporation (incorporated by reference to Exhibit 3.2 from the second amendment to our F-1 registration statement (File No. 333-129217), initially filed with the Commission on November 8, 2005)

2.1	Specimen Certificate for Ordinary Shares of Vimicro International Corporation (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.2	Specimen American Depositary Receipt of Vimicro International Corporation (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.3	Form of Deposit Agreement among Vimicro International Corporation, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.1	Registration Rights Agreement, dated as of October 12, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.2	2004 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.3	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.4	Amended and Restated 2005 Share Incentive Plan, dated December 11, 2008 (incorporated by reference to Exhibit 4.13 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.5	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6	Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.7	Cooperation Agreement, dated December 22, 2006, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.9 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.8	Supplementary Agreement, dated April 18, 2007, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.10 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.9	Contract for Transfer of the Use Right of the State-owned Land in Zhangjiang Semiconductor Industry Park, Shanghai, dated November 15, 2007, between Zhangjiang Semiconductor Industry Park Co., Ltd. and Vimicro High-Tech Corporation (incorporated by reference to Exhibit 4.11 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

Exhibit Number	Description of Document
4.10	Investment & Cooperation Agreement, dated December 26, 2007, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.12 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.11	Cooperative Agreement, dated September 24, 2008, among Tianjin Economic Technological Development Area Administrative Committee, Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.14 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.12	Shareholders Agreement regarding the arrangement of initial share, effective from December 29, 2008, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.15 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.13	Lock-up Agreements, dated June 30, 2009, between the Company and each of Mr. Zhonghan (John) Deng, Mr. Xiaodong (Dave) Yang, and Mr. Zhaowei (Kevin) Jin (incorporated by reference to Exhibit 4.16 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.14	Agreement for the Transfer of Land Use Right of State-owned Construction Land, dated May 18, 2009, between Tianjin Economic-Technological Development Area (TEDA) Land Administration and Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.17 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.15	Supplementary Agreement Regarding the Investment & Cooperation Agreement, dated June 18, 2009, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.18 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.16	Shareholders Agreement regarding the grant of an exclusive right, dated June 30, 2009, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.19 from our annual report filed on Form 20-F (File No. 000-51606), initially filed with the Commission on July 9, 2009)

4.17*	Cooperation Framework Agreement, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership)

4.18*	Assets Transfer Agreement, dated December 27, 2010, between Vimicro Corporation and Vimicro Wuxi Corporation

4.19*	Share Transfer Agreement regarding the transfer of 95% of our equity interest in Wuxi Vimicro Corporation, dated December 27, 2010, between Vimicro Corporation and Beijing Zhongxing Tianshi Consulting Company

4.20*	Share Transfer Agreement regarding the transfer of 100% equity interests of Vimicro Technology Corporation, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company

4.21*	Share Transfer Agreement regarding the transfer of 100% equity interests of Vimicro High-Tech Corporation, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company

Exhibit Number	Description of Document
4.22*	Share Transfer Agreement regarding the transfer of 100% equity interests of Jiangsu Vimicro Electronics Corporation, dated December 27, 2010, between Vimicro Electronic Technology Corporation and Beijing Zhongxing Tianshi Consulting Company

4.23*	Pledge Agreements, dated December 27, 2010, between Vimicro Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Wuxi Vimicro Corporation

4.24*	Pledge Agreements, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Vimicro Technology Corporation

4.25*	Pledge Agreements, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Vimicro High-Tech Corporation

4.26*	Pledge Agreements, dated December 27, 2010, between Vimicro Electronic Technology Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Jiangsu Vimicro Electronics Corporation

8.1*	List of Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Independent Registered Public Accounting Firm

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Chairman and Chief Executive Officer

Date: June 30, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Vimicro International Corporation

We have audited the accompanying consolidated balance sheets of Vimicro International Corporation (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimicro International Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vimicro International Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2011 expressed an adverse opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

June 30, 2011

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

		December 31
	Note	2009	2010
Assets

Current assets:
Cash and cash equivalents		84,510	69,491
Short-term time deposits	4	43,935	12,380
Restricted cash	5	132	4,958
Marketable equity securities	6	543	1,436
Accounts and notes receivable, net of provision for doubtful accounts of nil and $418 as of December 31, 2009 and 2010, respectively		9,462	18,647
Amounts due from related party	17	—	10,465
Inventories	7	8,804	13,751
Prepayments and other current assets, net of provision for doubtful accounts of nil and $18 as of December 31, 2009 and 2010, respectively	8	4,155	4,191
Deferred tax assets	16(b)	3	2

Total current assets		151,544	135,321
Investment in an unconsolidated affiliate		—	87
Property, equipment and software, net	9	9,015	9,600
Land use rights	10	10,905	20,703
Intangible assets, net	11	3,819	2,929
Goodwill	11	2,019	2,082
Other assets		973	1,203

Total assets		178,275	171,925

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

		December 31
	Note	2009	2010
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable		4,958	7,378
Notes payable		—	30
Amounts due to related party	17	—	4,848
Taxes payable		879	1,001
Advances from customers		649	291
Accrued expenses and other current liabilities	12	5,900	7,613
Deferred government grant		3,844	4,550

Total current liabilities		16,230	25,711

Deferred tax liabilities	16(b)	196	40
Product warranty		25	142

Total liabilities		16,451	25,893

Commitments and contingencies	19

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 147,643,168 and 147,135,996 shares issued and outstanding as of December 31, 2009 and 2010, respectively	13	15	15
Additional paid-in capital		151,672	156,415
Treasury stock	13	(2,664)	(3,836)
Accumulated other comprehensive income		9,967	12,383
Accumulated deficit		(35,786)	(54,430)
Statutory reserve		2,782	2,782

Total shareholders’ equity attributable to Vimicro International Corporation		125,986	113,329

Non-controlling interest		35,838	32,703

Total shareholders’ equity		161,824	146,032

Total liabilities and shareholders’ equity		178,275	171,925

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2008	2009	2010
Net revenue		74,867	63,044	90,785
Cost of revenue		(53,755)	(42,420)	(61,922)

Gross profit		21,112	20,624	28,863

Operating expenses:
Research and development, net	15	(18,507)	(22,603)	(29,613)
Selling and marketing		(4,484)	(4,624)	(7,515)
General and administrative		(9,909)	(12,877)	(12,812)

Total operating expenses		(32,900)	(40,104)	(49,940)

Loss from operations		(11,788)	(19,480)	(21,077)

Other income/(expense):
Interest income		2,371	1,422	1,071
Foreign exchange gain/(loss), net		1,144	(7)	634
Gain on disposal of marketable equity securities		—	2,461	367
Others, net		387	408	465

Loss before income taxes and share of profit/(loss) of an unconsolidated affiliate		(7,886)	(15,196)	(18,540)
Income tax expense	16(a)	(305)	(91)	(86)

Net loss before share of profit/(loss) of an unconsolidated affiliate		(8,191)	(15,287)	(18,626)
Equity in profit/(loss) of an unconsolidated affiliate, net of tax		(1)	3	—

Net loss from continuing operations		(8,192)	(15,284)	(18,626)

Loss from discontinued operations, net of tax	3	(5,448)	(5,397)	(6,481)

Net loss		(13,640)	(20,681)	(25,107)

Less: loss attributable to non-controlling interest		—	(1,914)	(6,463)

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (CONTINUED)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2008	2009	2010

Loss attributed to Vimicro International Corporation	(13,640)	(18,767)	(18,644)

Other comprehensive income
Foreign currency translation adjustment	4,097	93	2,535
Unrealized (loss)/gain on marketable equity securities	(29)	484	913

Comprehensive loss	(9,572)	(20,104)	(21,659)
Less: comprehensive loss attributable to non-controlling interest	—	(1,869)	(5,431)

Comprehensive loss attributable to Vimicro International Corporation	(9,572)	(18,235)	(16,228)

Loss per share – basic and diluted
- continuing operations	(0.06)	(0.09)	(0.09)
- discontinued operations	(0.04)	(0.04)	(0.04)

Total loss per share – basic and diluted	(0.10)	(0.13)	(0.13)

Weighted-average number of ordinary shares outstanding
-Basic and diluted	140,261,311	143,182,200	147,815,985

Components of share-based compensation expenses are included in the following expense captions:

Research and development, net	(2,613)	(3,119)	(1,918)
Selling and marketing	(852)	(261)	(190)
General and administrative	(2,811)	(5,575)	(1,955)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except for number of shares data)

	Common Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Statutory Reserve	Non- Controlling Interest	Total Shareholders Equity
	Shares	Amount
Balance as of December 31, 2007	140,301,378	14	136,418	—	5,367	(3,379)	2,782	—	141,202
Exercise of share options/vested restricted shares (note 14)	923,167	—	25	—	—	—	—	—	25
Refund of payment for share option	(20,000)	—	(38)	—	—	—	—	—	(38)
Share repurchase	(3,426,400)	—	—	(1,650)	—	—	—	—	(1,650)
Share-based compensation expenses- non-employees	—	—	145	—	—	—	—	—	145
Share-based compensation expenses – employees (note 2)	—	—	6,131	—	—	—	—	—	6,131
Net loss	—	—	—	—	—	(13,640)	—	—	(13,640)
foreign currency translation adjustment	—	—	—	—	4,097	—	—	—	4,097
Unrealized loss on marketable equity securities	—	—	—	—	(29)	—	—	—	(29)
Purchase of equity interest in Vimicro Tianjin	—	—	—	—	—	—	—	36,579	36,579

Balance as of December 31, 2008	137,778,145	14	142,681	(1,650)	9,435	(17,019)	2,782	36,579	172,822

Exercise of share options/vested restricted shares (note 14)	1,141,619	—	36	—	—	—	—	—	36
Issuance of common shares	9,867,404	1	—	—	—	—	—	—	1
Share repurchase	(1,144,000)	—	—	(1,014)	—	—	—	—	(1,014)
Share-based compensation expenses- non-employees	—	—	39	—	—	—	—	—	39
Share-based compensation expenses- employees (note 2)	—	—	8,916	—	—	—	—	—	8,916
Net loss	—	—	—	—	—	(18,767)	—	(1,914)	(20,681)
Foreign currency translation adjustment	—	—	—	—	48	—	—	45	93
Unrealized gain on marketable equity security	—	—	—	—	2,945	—	—	—	2,945

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts expressed in thousands of U.S. dollars, except for number of shares data)

	Common Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Statutory Reserve	Non-Controlling Interest	Total Shareholders Equity
	Shares	Amount
Reclassification of unrealized gain on marketable equity security upon disposal	—	—	—	—	(2,461)	—	—	—	(2,461)
Purchase of equity interest in Visiondigi	—	—	—	—	—	—	—	1,128	1,128

Balance as of December 31, 2009	147,643,168	15	151,672	(2,664)	9,967	(35,786)	2,782	35,838	161,824

Exercise of share options/vested restricted shares (note 14)	781,628	—	78	—	—	—	—	—	78
Share repurchase	(1,288,800)	—		(1,172)	—	—	—	—	(1,172)
Share-based compensation expense- non-employees	—	—	19	—	—	—	—	—	19
Share-based compensation expense- employees (note 2)	—	—	4,044	—	—	—	—	—	4,044
Net loss	—	—	—	—	—	(18,644)	—	(6,463)	(25,107)
Foreign currency translation adjustment	—	—	—	—	1,503	—	—	1,032	2,535
Unrealized gain on marketable equity security	—	—	—	—	1,280	—	—	—	1,280
Reclassification of unrealized gain on marketable equity security upon disposal	—	—	—	—	(367)	—	—	—	(367)
Capital contribution from non-controlling shareholder	—	—	602	—	—	—	—	2,296	2,898

Balance as of December 31, 2010	147,135,996	15	156,415	(3,836)	12,383	(54,430)	2,782	32,703	146,032

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2008	2009	2010
Cash flows from operating activities:
Net loss	(13,640)	(20,681)	(25,107)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,283	3,559	3,689
Provision for doubtful accounts	—	—	436
Amortization	55	557	1,244
Share-based compensation expense	6,276	8,955	4,063
Loss from disposal of property and equipment	25	14	838
Gain on sale of marketable equity securities	—	(2,461)	(367)
Equity in (profit)/loss of an unconsolidated affiliate	1	(3)	—
Loss from discontinued operations	—	—	6,481
Loss attributable to non-controlling interest	—	—	(6,463)
Changes in assets and liabilities:
Restricted cash	—	(132)	—
Accounts and notes receivable	(925)	(2,335)	(9,603)
Amount due from related party	—	—	(10,465)
Inventories	112	5,763	(4,947)
Prepayments and other current assets	559	(1,750)	(64)
Deferred tax assets	295	(1)	1
Other assets	37	(62)	(230)
Accounts payable	159	(3,113)	2,420
Amount due to related party	—	—	4,848
Notes payable	—	—	30
Taxes payable	22	120	122
Advances from customers	(100)	593	(358)
Due to an unconsolidated affiliate	(63)	—	—
Accrued expenses and other current liabilities	1,140	1,361	1,713
Product warranty	—	25	117
Deferred government grants	—	3,844	706
Deferred tax liabilities	5	(41)	(156)

Net cash used in operating activities	(2,759)	(5,788)	(31,052)

Cash flows from investing activities:
Purchase of short-term time deposits	(46,342)	(43,913)	—
Proceeds from selling short-term time deposits	31,688	14,892	31,555
Purchase of marketable equity securities	(760)	(627)	—
Change in restricted cash	(73,157)	73,157	(4,826)
Proceeds from disposal of marketable equity securities	—	3,759	387
Purchase of property, equipment and software	(3,424)	(2,697)	(5,524)
Cash payment for business acquisition	—	(8,198)	—
Land use rights payments	(2,052)	(3,584)	(9,423)
Change in the long-term investments	—	—	(87)
Proceeds from disposal of property and equipment	9	1	—
Proceeds from disposal of an unconsolidated affiliate	—	171	—

Net cash provided by/(used in) investing activities	(94,038)	32,961	12,082

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2008	2009	2010
Cash flows from financing activities:
Refund of payment for share option	(38)	—	—
Repurchase of shares	(1,650)	(1,014)	(1,172)
Proceeds from exercise of share options	25	36	78
Capital contributions from non-controlling interests	36,585	29	2,898

Net cash provided by/(used in) financing activities	34,922	(949)	1,804

Effect of exchange rate changes on cash and cash equivalents	3,132	71	2,147

Net increase/(decrease) in cash and cash equivalents	(58,743)	26,295	(15,019)

Cash and cash equivalents at beginning of year	116,958	58,215	84,510

Cash and cash equivalents at end of year	58,215	84,510	69,491

Supplemental disclosure of cash flow information:
Software acquired in exchange for equity interests in subsidiary	—	1,098	—

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Vimicro International Corporation (the “Company”) was incorporated under the laws of the Cayman Islands on February 24, 2004 as an exempted company with limited liability. It holds 100% of the equity interest of Vimicro Corporation (“Vimicro China”) which was established on October 14, 1999 in the People’s Republic of China (the “PRC”) as a limited liability company with an approved operating period through May 2034. The Company also holds 100% of the equity interest of Vimicro Technology Corporation (“Vimicro Shenzhen”) and Vimicro High-Tech Corporation (“Vimicro Shanghai”). Vimicro Shenzhen was incorporated in Shenzhen, PRC in November 2006 to facilitate domestic sales and perform research and development with an approved operating period of twenty years. Vimicro Shanghai was established in Shanghai, PRC in September 2007 with an approved operating period of thirty years.

Vimicro China has three directly wholly owned subsidiaries, Viewtel Corporation (“Viewtel”), Vimicro Electronics International Limited (“Vimicro Hong Kong”), Vimicro Electronic Technology Corporation (“Vimicro Beijing”), two majority owned or controlled consolidated subsidiaries, Visiondigi Technology Corporation (“Visiondigi”), Vimicro Electronics Corporation (“Vimicro Tianjin”) and a variable interest entity (“VIE”) of Vimicro Sky-Vision Technology Corporation (“Vimicro Sky-Vision “) and one affiliated entity of Wuxi Vimicro Corporation (“Vimicro Wuxi”).

Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development. Vimicro Hong Kong was established in Hong Kong in May 2002 to facilitate international sales. Vimicro Beijing was incorporated in Beijing, PRC in April 2007, with a subsidiary of Jiangsu Vimicro Electronics Limited (“Vimicro Jiangsu”) established in Nanjing, PRC in December 2007. On July 27, 2009, Vimicro China formed Visiondigi in Shanghai with three individuals. Vimicro China and the three individuals (“Individual Shareholders of Visiondigi”) contributed cash and intangible assets for 61.5% and 38.5% equity interest in Visiondigi, respectively. Visiondigi specializes in network video surveillance products and solutions. In January 2010, Ningbo Sunny Opotech Corporation Limited (“Ningbo Sunny”) invested RMB20 million ($2.9 million) in Visiondigi. Vimicro China increased its shareholding for the consideration of RMB9.85 million ($1.4 million). As a result, Vimicro China, Ningbo Sunny and the three individuals as a group held 50.95%, 26.16% and 22.89% of the equity interests in Visiondigi, as of December 31, 2010, respectively.

On December 29, 2008, Vimicro China formed Vimicro Tianjin with the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area (“Tianjin SAMC”), and Beijing Zhongxing Tianshi Investment Center, or Vimicro Management Foundation (“VMF”) which is a venture capital fund managed by certain members of the Company’s management. Vimicro China and Tianjin SAMC each contributed capital of RMB250 million (equivalent to $36.6 million) in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in Vimicro Tianjin. VMF holds a nominal ownership interest. Pursuant to the related agreements, Vimicro China obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides Vimicro China control over Vimicro Tianjin. Accordingly, the Company consolidated Vimicro Tianjin. Vimicro Tianjin focuses on the design, manufacture and sale of digital video surveillance products.

Pursuant to the agreement among Vimicro Tianjin’s shareholders, VMF has the option to purchase all of Tianjin SAMC’s ownership interest in Vimicro Tianjin for RMB250 million plus bank rate interest. The option can be exercised at any time after one year of the establishment of Vimicro Tianjin. The Board of Directors of the Company approved this agreement on June 30, 2009.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

The Board of Directors also approved the agreement between Vimicro China and VMF on June 30, 2009, pursuant to which Vimicro China has an exclusive right to acquire the beneficial ownership up to the 250,000,000 shares held by VMF for the same consideration paid by VMF. If Vimicro China acquires the beneficial ownership, Vimicro China shall be entitled to the voting rights and the economic interests of the shares with VMF continuing to hold the title of these shares. Vimicro China through the beneficiary ownership, receives all of economic benefits from the option. Should Vimicro China exercise the beneficiary ownership right, it has been agreed that 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby the Company may make grants of equity awards at its discretion.

On September 16, 2009, Vimicro Tianjin acquired the video surveillance system (“ViSS”) business from Alcatel-Lucent Shanghai Bell Ltd. Co. (“ASB”). The ViSS provides a leading security and surveillance solution over telecommunication networks.

PRC laws and regulations prohibit or restrict foreign ownership of value-added telecommunications services. To comply with these foreign ownership restrictions, the Group operates its value-added telecommunications services in the PRC through its, VIE, the PRC legal entity that was established by the CEO and President of the Company or individuals authorized by the Company. The paid-in capital of the VIE was funded by the Company through a loan extended to the authorized individuals. The Company has entered into certain exclusive agreements with the VIE through Vimicro China which obligates Vimicro China to absorb a majority of the risk of loss from the VIE activities and entitles Vimicro China to receive a majority of residual returns. In addition, the Company has entered into certain agreements with the authorized individuals through Vimicro China, including loan agreements for the paid-in capital of the VIE, option agreements to acquire the equity interests in the VIE when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIE held by the authorized individuals.

Based on these contractual arrangements, the Company consolidates the VIE in accordance with SEC Regulation S-X 3A-02, Accounting Standards Codification (“ASC”) 810-10, Consolidation (“ASC 810-10”), because the Company holds all the variable interests of the VIE through Vimicro China, which is the primary beneficiary of the VIE. Despite the lack of majority ownership, there exists a parent–subsidiary relationship between the Company and VIE through the aforementioned agreements, whereby the equity holders of VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Vimicro China. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIE.

In December 2010, the Company’s Board of Directors approved the Company to dispose of 95% of the equity interest in Vimicro Wuxi, which was formed by Vimicro China, to Beijing Zhongxing Tianshi Consulting Company (“VMF Consulting Company”), a related party. As of December 31, 2010, the Company owns 5% of Vimicro Wuxi. The purpose of the disposal is to focus the Company’s resources on the surveillance and security business by divesting certain non-core business lines. Vimicro Wuxi, the disposed of entity, contained the analog integrated circuit, MP4, advanced multimedia and blue tooth businesses (the “Non-core IC Businesses”). In addition, the Company has agreed to dispose of the land use rights of three parcels of land held by Vimicro Shenzen, Vimicro Shanghai and Vimicro Jiangsu, respectively, subject to the necessary regulatory approvals. Accordingly, the results of operations of Vimicro Wuxi have been shown as “Discontinued Operations” in the Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2008, 2009 and 2010. The three entities containing the land use rights are not immediately available for sale in its current condition and are therefore recorded at their carrying value until such time the held for sale criteria are met.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

There have been no significant operations in Vimicro Shenzhen, Vimicro Shanghai, Vimicro Beijing, Vimicro Jiangsu and Vimicro Sky-Vision since their incorporation.

The Company and its controlled entities, including subsidiaries and variable interest entity are hereinafter collectively referred to as the “Group”.

The Group designs, develops and markets semiconductor products with multimedia applications, including personal computer (“PC”) camera multimedia processors, mobile phone multimedia processors, and security processors. The Group also provides video surveillance and security products solutions and services. In addition, it is also involved in the packaging, testing and reselling of third party image sensors according to the Company’s specifications. Product manufacturing, certain product packaging and testing are outsourced to third party vendors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and certain comparative figures have been reclassified to conform to current year financial statement presentation.

The comparative consolidated statements of operations for the years ended December 31, 2008 and 2009 have been restated to reflect the operations discontinued during the year ended December 31, 2010, as if they had been discontinued from the start of the earliest period presented.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its controlled operating entities including the subsidiaries and the variable interest entity.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors.

A variable interest entity is the entity in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company is the primary beneficiary of the entity.

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

Investment in unconsolidated affiliate

Investments in entities over which the Group holds between 20% and 50% of the equity interest, or over which the Group has significant influence but does not control are accounted for using the equity method of account. Equity accounting involves recognizing in the consolidated statement of operations the Group’s share of the profit or loss for the year of the investment. Vimicro China held 50% equity interest in Shenzhen Haoxing Information Technology Corporation, which was liquidated in August 2009.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Investment in unconsolidated affiliate (cont’d)

Investments in entities which the Group holds less than 20% of the investee’s voting stock and does not exert significant influence is accounted for using the cost method of accounting. Cost accounting measures the original cost on the fair market value of the consideration at the acquisition date. Cash dividends from the investee are reported as income by the investor. Vimicro China held a 5% equity interest in Vimicro Wuxi after the divesting of Non-core IC business in December 2010.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property, equipment and software and other long-lived assets, realization of deferred tax assets and uncertain tax positions, provision for doubtful accounts, write-down of inventories, determining the fair value of assets and liabilities in acquisition, share-based compensation expenses, estimated selling price for multiple element deliverables, goodwill and intangible assets and assumptions used in the valuation of the Non-core business.

From January 1, 2010, the Group revised estimated residual values for equipment and office furniture, motor vehicles and software from 10% to nil based on management’s assessment. Changes in estimates are accounted for on a prospective basis, by amortizing related assets’ current carrying values over their estimated useful lives without residual value. The effect of this change increased loss from continuing operations and net loss by approximately $473,000 in 2010 or $0.00 per basic and diluted ordinary shares for 2010 when compared to the results using original estimated residual values.

From January 1, 2010, the Group revised estimated useful life from eight years to five years for the software acquired from Visiondigi based on management’s assessment. Changes in estimates are accounted for on a prospective basis, by amortizing the software’s current carrying value over the revised estimated useful life. The effect of this change increased loss from continuing operations and net loss by approximately $26,000 or $0.00 per basic and diluted ordinary shares for 2010 when compared to the results using the original estimated useful life.

Concentration of risk

Business and economic risks

The Group’s operating results are significantly dependent on its ability to develop and market products. The Group faces rapid technology advancement which requires the Group to continually improve the performance, features and reliability of its products. Inability of the Group to successfully develop and market its products as a result of competition or other factors would have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group operates in two segments: multimedia processors, and surveillance and security products from 2009. Revenues from multimedia processors, and surveillance and security products accounted for approximately 100% and nil, 97% and 3%, 91% and 9% of total revenue in 2008, 2009 and 2010, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of risk (continued)

Business and economic risks (continued)

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2008, 2009 and 2010 the top ten customers accounted for approximately 76%, 74% and 85% of total product revenue, respectively. The Group cannot assure that these customers will continue to purchase products from them.

The following table summarizes the customers who accounted for more than 10% of the total revenue of the Group for the years ended December 31, 2008, 2009 and 2010. All of the customers are attributed to multimedia processors segment.

	Years ended December 31
	2008	2009	2010
Customer B	13%	10%	11%
Customer R	13%	13%	14%
Customer I	12%	17%	14%
Customer P	7%	7%	16%

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

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, time deposits, temporarily restricted cash and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unlikely to claim its deposits back in full. The Company continues to monitor the financial strength of the financial institutions. The Company had $86.8 million in cash and cash equivalents, short-term time deposits and temporarily restricted cash as of December 31, 2010. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations The Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances.

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2009 and 2010:

	As of December 31
	2009	2010
Customer I	12%	9%
Customer V	3%	13%
Customer R	10%	1%
Customer S	14%	23%
Customer U	27%	11%

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

This change in policy has resulted in an appreciation of the RMB against the U.S. dollar in recent years.

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

Fair value of financial instruments

The Company adopted ASC 820, Fair value measurements and Disclosures (“ASC 820”) on January 1, 2008 except for nonfinancial assets and nonfinancial liabilities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy. Although the adoption of ASC 820 did not impact the Group’s financial position, results of operations, or cash flow, ASC 820 requires additional disclosures to be provided on fair value measurement.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

The Group’s financial instruments include cash and cash equivalents, short-term time deposits, temporarily restricted cash, marketable equity securities, accounts receivable, accounts payable, accrued expenses and other current liabilities, customer advances and deposits. The carrying amounts of the Group’s cash and cash equivalents, time deposits and restricted cash approximate their fair value due to the short maturity of those instruments. Fair values for equity securities classified as available for sale securities are based upon quoted market prices. The carrying amounts of the Group’s receivables, payables and accrued liabilities approximated their fair values as of the balance sheet dates due to their short maturities and the interest rates currently available.

In accordance with ASC 820, the Company measures marketable equity securities classified as available for sale at fair value on a recurring basis. These assets are classified within the Level 1 by the fair value hierarchy as they can be valued using quoted market prices.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits placed with banks or other financial institutions, which are payable on demand and have original maturities of three months or less.

Restricted cash

Restricted cash balances comprise cash in bank balances, which are restricted as to withdrawal or usage under the terms of certain contracts or under banking regulations.

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

Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment loss, if any, over their estimated useful lives on a straight line basis. The Company does not take into consideration of the estimated residual values from January 1, 2010. The estimated useful lives are as follows:

Estimated useful lives
Equipment and office furniture	5 years
Mask and tooling	2 years
Motor vehicles	5 years
Purchased software	3 to 5 years
Leasehold improvements	Shorter of the lease term or the estimated useful lives

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Property, equipment and software (continued)

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

Provision for doubtful accounts

Provisions are made against accounts receivable to the extent that collection is considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company determined that it has two reporting units: multimedia processors and surveillance and security products. Goodwill arose from the acquisition of the ViSS business and is allocated to the surveillance and security products segment.

Intangible assets

Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method and carried at cost less accumulated amortization with no residual value. The estimated useful lives of intangible assets are reviewed at least annually. As of December 31, 2010, intangible assets have useful lives from the date of acquisition as follows:

Core technologies	15.3 years
Trade name	1.3 years
Purchased software	5 years

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

Revenue recognition

The Group recognizes revenue from the sales of products and rendering of services when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title has occurred, the fees are fixed or determinable and collectability is reasonably assured, as prescribed by ASC 605, Revenue recognition (“ASC 605”).

Multimedia processors

Multimedia processor revenue derives from PC and embedded notebook camera multimedia processors, mobile phone multimedia processors, image sensors, and other products. Multimedia processors revenues are generally recorded net of business taxes and related surcharges provided all revenue recognition criteria have been met.

The Company use distributors for sales of multimedia processors. The Company enters into generally short term arrangements with its distributors, which on rare occasions may include certain obligations of the Company such as acceptance or price protection clauses. When the Company provides an acceptance provision to a distributor, revenue is not recognized until acceptance has been received. The Company does not have a history of providing refunds, discounts or other price concessions in connection with price protection clauses that the Company may provide to a distributor. The Company believes that such provisions are within the control of the Company and expects any benefits provided to the distributor to be insignificant. As such, the Company believes that it is able to reasonably estimate price concessions as remote, such that the price is fixed and determinable and revenue is recognized upon delivery of the product sold. The Company does not have any other post shipment obligations.

The cost of multimedia processor revenue primarily consists of costs associated with the fabrication of wafers, assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party image sensors that we sell to our customers.

Surveillance and security products

The surveillance and security products are generally comprised of hardware with essential software and separate installation. The hardware and software components generally include a digital video recorder, camera, server, personal computers and the proprietary software of ViSS with other third party software that supports the operating system. The Company’s software products are bundled together with hardware products so that the software components and non-software components function together to deliver the products’ essential functionality. The Company markets and sells an integrated platform for a unified surveillance, storage and management solution. If the hardware does not contain the software, the surveillance and security solution cannot be separately marketed and sold to customers. In addition, the Company also provides installation services, which includes software testing and equipment set up for the monitoring room.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue recognition (cont’d)

Surveillance and security products (cont’d)

The hardware, software and installation in surveillance and security products arrangements are considered multiple accounting units in accordance with Accounting Standards Update (“ASU”) No. 2009-13, Revenue recognition (Topic 605): Multiple-Deliverable Recognition Arrangement. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price.

Relative selling price method is based on the selling price of vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or management’s estimated selling price (“ESP”) if neither VSOE nor TPE is available for the delivered items. The Company uses the estimated selling price for each deliverable as neither VSOE nor TPE is available from the Company’s relatively short history engaged in the surveillance and security business. The objective of ESP is to determine the price at which the Company would transact a sale if the deliverable were sold on a stand-alone basis.

The Company determines ESP for a deliverable based on the cost plus an estimated profit margin while considering multiple factors including, but not limited to, market conditions, competitive landscape, cost, gross margin objectives and pricing practices. For the hardware and the third-party software component, the Company purchases these items from third party suppliers. In reference to available market information on the price of hardware and third party software and with the Company’s consideration of margins in negotiating the pricing, the Company establishes ESP for hardware and the third-party software component. Similarly, with respect to the Company’s ViSS proprietary software, the Company makes reference to historical selling prices under ASB, however, noting differences between the historical ViSS business within ASB and the ViSS business within the Company. In connection with the installation service component, ESP is based on our internal costs structure and margin with respect to labor costs and market information.

The Group recognizes revenue from delivered hardware and software components after obtaining the shipping acceptance from customers and recognizes revenue from installation service after obtaining the acceptance from customers.

The cost of surveillance and security product revenue includes the cost of hardware and software, third-party hardware and software products, installation and other services and warranty cost.

Warranty obligation is provided based on estimated warranty payment when the underlying revenue is recognized.

Payments received from customers in advance of shipment are initially recorded as advances from customers and recorded as revenue after all the revenue recognition criteria have been met.

Research and development costs

Research and development costs are charged to expense as incurred.

Government grants

Government grants received from PRC government agencies are recognized as deferred government grants and offset against the corresponding expenses as and when they are incurred for the specific research and development projects or general operation purpose for which these grants are received.

Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $192,000, $362,000 and $413,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

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

The Company adopted a two-step approach to recognize and measure uncertain tax positions accounted for in accordance with ASC 740 Income Taxes (“ASC 740”) on January 1, 2007. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The cumulative effects of applying the two-step approach is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income.

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

Share-based compensation

The Company applies ASC 718 Compensation-Stock Compensation (“ASC 718”). Pursuant to ASC 718, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share grants based on the fair values of share option and restricted share on the dates of grant. For the options that were repriced during the year ended December 31, 2008, in accordance with ASC 718, the Company recognized additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards. The Company does not receive any tax benefits or deductions from awards exercised.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Share-based compensation (cont’d)

The Company has elected to recognize share-based compensation after the date of adoption of ASC 718 using the straight-line method for all share-based awards issued or modified. Forfeitures are estimated based on historical experience and are periodically reviewed.

The Company accounts for share-based awards issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50 Equity-Based Payments to Non-Employees (“ASC 505-50”). Under ASC 505-50, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

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

The welfare benefits expenses were approximately $2,526,000, $3,447,000 and $5,154,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

Profit appropriation

The PRC subsidiaries and VIE of the Group are required to make appropriations to statutory reserve funds based on after-tax net income, after recouping prior years’ losses, determined in accordance with PRC GAAP.

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

In accordance with the China Company Laws, the Company’s VIE should set aside at least 10% of its net profit, after recouping prior years’ losses, determined under PRC GAAP to a statutory reserve fund before distributions to investors. The appropriation of the net profit to the statutory reserve fund must be made annually until the accumulated reserve fund exceeds 50% of VIE’s registered capital.

The PRC subsidiaries and VIE did not appropriate statutory reserve fund during the years ended December 31, 2008, 2009 and 2010 because of its losses.

Segment reporting

In accordance with ASC 280 Segment Reporting (“ASC 280”), segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in two principal business segments from 2009, namely multimedia processors and, surveillance and security products. The Group does not allocate any assets to the two segments as management does not use this information to measure the performance of the reportable segments.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events or circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income of the Company consists of foreign currency translation adjustments and unrealized gain/ (loss) on available-for-sale securities.

Loss per share

The Group computes loss per share in accordance with ASC 260 Earning Per share (“ASC 260”). Basic net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted-average number of ordinary shares outstanding and, if dilutive, the potential ordinary shares outstanding during the period.

The following table sets forth the computation of basic and diluted loss attributable to ordinary shareholders per share:

	Year ended December 31
	2008	2009	2010
	(in thousands of U.S. dollars except per share data)
Numerator:
Loss from continuing operations	(8,192)	(13,370)	(12,163)

Loss from discontinued operations	(5,448)	(5,397)	(6,481)

Net loss attributable to Vimicro International Corporation	(13,640)	(18,767)	(18,644)

Denominator (in number of shares):

Weighted-average ordinary shares outstanding - basic and diluted	140,261,311	143,182,200	147,815,985

Loss per share - basic and diluted

Continuing operations	(0.06)	(0.09)	(0.09)

Discontinued operations	(0.04)	(0.04)	(0.04)

Total loss per share - basic and diluted	(0.10)	(0.13)	(0.13)

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

There were 23,286,387, 21,325,751 and 22,109,023 share options and non-vested restricted shares outstanding as of December 31, 2008, 2009 and 2010, respectively, which were excluded from the computation of loss per share because of their anti-dilutive effect.

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

As of December 31, 2009 and 2010, the Company had land use rights that are amortized over the useful life up to 50 years.

Recent accounting pronouncements

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

In April 2010, the FASB issued ASU No. 2010–13 (“ASU 2010–13”), Compensation–Stock Compensation (“ASC 718”): Effect of Denominating the Exercise Price of a Share–Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this standard is to address the classification of an employee share–based payment award with an exercise price dominated in the currency of a market in which the underlying equity security trades. ASC 718 provides guidance on the classification of a share–based payment award as either equity or liability. A share–based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 provide amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. Then amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. Early application is permitted. The Company does not expect the adoption of ASU 2010-13 will have a material impact on its consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent accounting pronouncements (cont’d)

In December 2010, FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other: “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2010, FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations. The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

3. DISCONTINUED OPERATIONS

In December 2010, the Company disposed of 95% of its equity interest in Vimicro Wuxi to VMF Consulting Company, a related party. The purpose of the transfer is to focus on the growing surveillance and security business by divesting its Non-core IC business reported under the multimedia processors segment. Transaction consideration of $1.6 million was established with the assistance of a third party valuation firm. As at December 31, 2010, the Group continued to own 5% of Vimicro Wuxi.

The results of operations of Vimicro Wuxi, was separately presented on the consolidated statements of operations and comprehensive income under “Discontinued Operations” for the years ended December 31, 2008, 2009 and 2010 which included:

	For the Year Ended December 31
	2008	2009	2010
	(in thousands)
Net revenue	11,630	9,927	10,544
Cost of revenue	(8,059)	(9,478)	(9,824)
Gross profit	3,571	449	720
Operating expenses	(9,019)	(5,861)	(6,747)
Net loss from operations before income tax	(5,448)	(5,397)	(6,027)
Income tax expense	—	—	—

Net loss from operations	(5,448)	(5,397)	(6,027)
Net loss on disposal	—	—	(454)

Net loss	(5,448)	(5,397)	(6,481)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

3. DISCONTINUED OPERATIONS (CONT’D)

Pursuant to the transaction agreements, VMF Consulting Company agreed to pay the consideration amounts for the Non-core IC businesses in installments over six months. Until the consideration for such transfer is paid in full, VMF Consulting Company pledged the share ownership and respective assets to Vimicro China as collateral.

4. SHORT-TERM TIME DEPOSITS

Short-term time deposits consist of deposits of $43,935,000 and $12,380,000 with an original maturity of six months and an interest rate of 1.98% per annum as of December 31, 2009 and 2010, respectively.

5. RESTRICTED CASH

Restricted cash of $132,000 represents amounts restricted as biding deposits as of December 31, 2009. Restricted cash of $4,958,000 represents amounts restricted as biding deposits and government grant funds restricted as to withdrawal as of December 31, 2010.

6. MARKETABLE EQUITY SECURITIES

In 2008, 2009 and 2010 the Company purchased marketable equity securities for consideration of $760,000, $627,000 and nil, respectively in cash. The marketable equity securities have been classified as available-for-sale.

The Company sold certain available-for-sale securities and received the proceeds totaling $103, $3,759,000 and $387,000 in 2008, 2009 and 2010, respectively. The amount of (loss)/gains reclassified out of accumulated other comprehensive income into earnings was $(45), $2,461,000 and $367,000 in 2008, 2009 and 2010, respectively.

The cost of the available-for-sale securities was $88,000 and $68,000 and the aggregate fair value based on quoted market prices of the available-for-sale securities was $543,000 and $1,436,000 as of December 31, 2009 and 2010, respectively. The Company recorded an unrealized (loss)/gain of $(29,000), $484,000 and $913,000 on its available-for-sale securities in other comprehensive income for the years ended December 31, 2008, 2009 and 2010, respectively.

7. INVENTORIES

	As of December 31
	2009	2010
	(in thousands)
Inventories
Finished goods	5,897	7,453
Work in process	2,907	6,298

	8,804	13,751

The finished goods included trial used products of $132,000 and $156,000 as of December 31, 2009 and 2010, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

8. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2009	2010
	(in thousands)
Amounts due from employees	216	223
Hong Kong withholding tax refundable (Note 16(a))	984	980
Prepayments to suppliers and other third parties	1,817	1,821
Prepaid expenses	652	297
Other receivables	486	870

	4,155	4,191

9. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2009	2010
	(in thousands)
Equipment and office furniture	8,948	10,870
Leasehold improvements	1,757	2,576
Mask and tooling	3,929	1,829
Motor vehicles	1,176	1,284
Purchased software	3,287	3,973
Construction in progress	635	2,185

	19,732	22,717
Less: accumulated depreciation	(10,717)	(13,117)

	9,015	9,600

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were approximately $2,449,000, $2,722,000 and $3,689,000, respectively.

10. LAND USE RIGHTS

	As of December 31
	2009	2010
	(in thousands)
Cost:
Land use rights acquired	3,096	9,798
Prepayment for land use rights acquisition	7,882	11,235

	10,978	21,033
Less: accumulated amortization	(73)	(330)

	10,905	20,703

Amortization expenses for the years ended December 31, 2008, 2009 and 2010 were $21,000, $43,000 and $248,000, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

10. LAND USE RIGHTS (CONT’D)

Estimated amortization expense of the land use rights acquired as of December 31, 2010 for each of next five years is as follows:

$
For the years ending December 31,	(in thousands)
2011	251
2012	286
2013	286
2014	286
2015 and thereafter	286

11. GOODWILL AND INTANGIBLE ASSETS

In 2009, Vimicro Tianjin completed the acquisition of the ViSS business that resulted in goodwill of $2,019,000. Due to changes in foreign currency, the carrying amount as at December 31, 2010 is $2,082,000.

In 2009, the Group acquired intangible assets with a fair value of $3,065,000 and $1,098,000 in connection with the acquisition of the ViSS business and Visiondigi, respectively. The changes of intangible assets are as below:

	As of December 31, 2009
	Cost	Accumulated amortization	Net
	(in thousands)
Core technology	2,249	49	2,200
Trade name	816	204	612
Software	1,098	91	1,007

	4,163	344	3,819

	As of December 31, 2010
	Cost	Accumulated amortization	Net
	(in thousands)
Core technology	2,319	202	2,117
Trade name	841	841	—
Software	1,130	318	812

	4,290	1,361	2,929

During the year ended December 31, 2008, 2009 and 2010, the amortization expense of intangible assets were nil, $344,000, and $986,000, respectively.

There has been no impairment of goodwill in the year ended December 31, 2008, 2009 and 2010.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

11. GOODWILL AND INTANGIBLE ASSETS (CONT’D)

Estimated amortization expense of the intangible asset as of December 31, 2010 for each of next five years is as follows:

For the years ending December 31,	(in thousands)
2011	373
2012	373
2013	373
2014	280
2015 and thereafter	149

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2009	2010
	(in thousands)
Accrued salary and welfare expenses	2,739	3,712
Accrued professional fees	1,146	1,185
Payables to IP suppliers	448	327
Payables to other suppliers	817	1,273
Payables to employees	415	70
Other accrued expenses	335	1,046

	5,900	7,613

13. SHAREHOLDERS’ EQUITY

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

Early exercised ordinary shares are excluded from earning per share until the shares are vested and the Company’s right to repurchase these shares has lapsed. 2,465,000 exercised ordinary shares became vested and treated as ordinary shares, and 250,000 unvested options were forfeited due to one optionee’s employment termination as of December 31, 2010.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

13. SHAREHOLDERS’ EQUITY (CONT’D)

Share repurchase program

On October 12, 2008, the Company announced a share repurchase program authorized by the Board of Directors with total share repurchase amounts up to $25,000,000.

The share repurchase for each of the three years ended December 31, 2010 is summarized in the table below. The shares repurchased by the Company were accounted for at cost and there was no reissuance of the shares as of December 31, 2010.

	ADS	Ordinary shares	Price per ADS (including brokerage commission)	Total consideration
2008	856,600	3,426,400	1.54 -2.33	1,650,000
2009	286,000	1,144,000	3.06 -3.73	1,014,000
2010	322,200	1,288,800	3.40 -3.81	1,172,000

	1,464,800	5,859,200		3,836,000

14. SHARE-BASED COMPENSATION

Pursuant to ASC 718, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share granted based on the fair values of share option and restricted share on the dates of grant. The fair value of restricted shares and ordinary shares are equal to the market value of the Company’s common stock on the date of grant.

Share-based compensation expense recognized in 2008, 2009 and 2010 was $6.3 million, $9.0 million and $4.1 million, respectively. No income tax benefit was recognized in the statements of operations and comprehensive income for share-based compensation arrangements for the years ended December 31, 2008, 2009 and 2010, respectively, as no tax deduction was claimed.

The Company has three share option plans to honor the contributions of employees and non-employee consultants. The first plan is a discretionary share option plan adopted in March 2004 concurrent with the reorganization of the Company (the “Discretionary Plan”). The second share option plan was adopted in March 2004 (the “2004 Plan”). In November 2005, the third plan, the 2005 Share Incentive Plan (the “2005 Plan”) was adopted to replace the 2004 Plan. The three share option plans have contractual life of 10 years from the date of grant.

Discretionary Plan:

Concurrent with the reorganization of the Company, the Company’s shareholders approved the grant of share options to certain employees and non employees to honor the Company’s promises to issue share options upon the formalization of the share capital and option structures of the Company.

A majority of the options granted under the Discretionary Plan have a vesting period of five years. Under the vesting schedule, 20% of the share options will vest one year after the grant date, and 10% of the share options shall vest semi-annually over the subsequent four years.

The Company recognized compensation expense of approximately $212,000, $6,000 and nil for the years ended December 31, 2008, 2009 and 2010 respectively, in connection with the Discretionary Plan.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

14. SHARE-BASED COMPENSATION (CONT’D)

The share options issued under the Discretionary Plan were fully vested in 2009.

2004 Plan:

The 2004 Plan provides for the granting of share options to employees and non-employee consultants of the Company. The Company has reserved 12,541,080 ordinary shares for grant under the 2004 Plan.

A majority of the options granted under the 2004 Plan have a vesting period of five years. Under the vesting schedule, 20% of the share options will vest one year after the grant date, and 10% of the share options shall vest semi-annually over the next four years, or 1/60 of the shares options shall vest monthly over the subsequent four years.

The 2004 Plan was terminated in November 2005, and the remaining options available for grant were transferred to the 2005 Plan.

Employee options:

Under the 2004 Plan, the Company granted total of 10,006,600 share options to employees with an exercise price range of between $1.60 and $3.00.

The Company recognized compensation expenses of approximately $150,000, $87,000 and $68,000 for the years ended December 31, 2008, 2009 and 2010.

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted a total of 664,800 share options to non-employees with an exercise price range of between $1.60 and $2.50.

The Company recorded consultancy fee expense with respect to research and development activities of approximately $17,000, $15,000 and $1,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

2005 Plan:

The 2005 Plan provides for the granting of share options and restricted shares to employees and non-employee consultants of the Company. The 3,065,505 share options which were not issued under the 2004 Plan were transferred to the 2005 Plan. Subsequently, another 10,000,000 shares were authorized for future grant.

Options granted thereafter are made under the 2005 Plan and no new options were granted under the 2004 Plan. The Company has reserved 13,065,505 ordinary shares for grant and authorized another 18,000,000 shares under the 2005 Plan as of December 31, 2010. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

Employee options:

Options granted under the 2005 Plan have vesting periods of three years or five years. For options with three years vesting period, 1/3 of the share options will vest one year after the grant date and 1/6 shall vest semi-annually over the next two years.

For options with a five years vesting period, 20% of the share options will vest one year after the grant date, and 10% of the share options shall vest semi-annually over the next four years.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

14. SHARE-BASED COMPENSATION (CONT’D)

Under the 2005 Plan, the Company granted 17,199,152 share options to employees prior to 2010 and 3,483,000 share options during 2010 with an exercise price range of between $0.85 to $1.13.

The Company recognized $3,734,000, $3,299,000 and $3,373,000 in share-based compensation expense for the years ended December 31, 2008, 2009 and 2010, respectively.

Employee restricted shares:

Under the 2005 Plan, the Company granted 3,440,600 restricted shares as of December 31, 2010 to employees with vesting period between one and five years.

The Company recognized $1,048,000, $465,000 and $318,000 in share-based compensation expense for the years ended December 31, 2008, 2009 and 2010, respectively.

Non-employee options:

Under the 2005 Plan, as of December 31, 2010, for services provided by non-employee consultants, the Company granted 1,134,500 share options to non-employees with an exercise price range of between $1.11 and $4.55, there were no non-employee share options granted in 2010.

The Company recorded consultancy fee expense with respect to research and development activities of approximately $72,000, $24,000 and $18,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

Non-employee restricted shares:

Under the 2005 Plan, the Company granted 200,000 restricted shares with a vesting period of three years and 30,000 restricted shares with a vesting period of one year to non-employees. The vesting schedule is that 1/36 of the restricted shares will vest each month and 100% vested in one year after the grant date, respectively.

The Company recognized $51,000, nil and nil for the year ended December 31, 2008, 2009 and 2010, respectively.

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

The Company recognized the re-pricing related share-based compensation expense of $992,000, $341,000 and $285,000 for the year ended December 31, 2008, 2009 and 2010, respectively.

Ordinary shares granted:

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

14. SHARE-BASED COMPENSATION (CONT’D)

On July 31, 2009, the Company granted 40,000 ordinary shares at the consideration of par value of $0.0001 per share to one retired board member without any conditions.

In connection with these two grants of ordinary shares, the Company recognized compensation expense of $4,718,000 for the year ended December 31, 2009.

Summary of share options granted to both employees and non-employees as of December 31, 2010 is presented below:

	Number of options	Weighted- average exercise price
Outstanding at December 31, 2009	20,608,251	1.07
Options granted	3,483,000	0.91
Options exercised	(344,628)	0.22
Options forfeited/cancelled	(1,908,100)	1.56

Outstanding at December 31, 2010	21,838,523	1.01

Vested and expected to vest at December 31, 2010	20,701,173	1.01

Total intrinsic value of options exercised for the years ended December 31, 2008, 2009 and 2010 was $108,000, $137,000 and $250,000, respectively.

The aggregate intrinsic value and weighted-average remaining contractual life for share options vested and expected to vest at December 31, 2010 was $4,592,910 and 5.36 years, respectively.

The weighted-average grant date fair value of options granted for each of the years ended December 31, 2008, 2009 and 2010 was $0.50, $0.42 and $0.43, respectively.

As of December 31, 2010, total unrecognized share-based compensation expense related to share options was $2,696,000 under the straight-line method. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.2 years. To the extent the actual forfeiture rate is different from the original estimate, actual share based compensation related to these awards may be different from the expectation.

Summary of restricted shares granted to both employees and non-employees as of December 31, 2010 is presented below:

	Number of restricted shares	Weighted average grant date fair value
Non-vested at December 31, 2009	717,500	1.01
Granted	110,000	1.12
Vested	(437,000)	1.01
Forfeited/cancelled	(120,000)	0.88

Non-vested at December 31, 2010	270,500	1.10

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

14. SHARE-BASED COMPENSATION (CONT’D)

As of December 31, 2010, total unrecognized share-based compensation expense related to restricted shares was $161,000. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.55 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

The total fair value of shares vested during the year ended December 31, 2008, 2009 and 2010 was $571,000, $5,182,000 and $482,000, respectively.

There were no capitalized share-based compensation expenses for the years ended December 31, 2008, 2009 and 2010.

The following table summarizes information with respect to options outstanding as of December 31, 2010:

	Options outstanding				Options exercisable
Range of exercise price	Number of options outstanding	Weighted- Average Remaining Contractual life (years)	Weighted- average exercise price	Intrinsic value as of December 31, 2010	Number of options exercisable	Weighted- average remaining contractual life (years)	Weighted- Average Exercise Price	Intrinsic value as of December 31, 2010
0.01-0.32	2,060,008	3.17	0.14	1,636,644	2,060,008	3.17	0.14	1,636,644
0.42-0.63	1,696,700	4.55	0.58	600,628	1,389,700	3.68	0.59	473,143
0.68-0.97	12,987,820	6.13	0.74	2,475,673	8,505,278	4.95	0.70	1,936,819
1.06-1.06	95,000	9.18	1.06	—	—	—	—	—
1.10-1.39	811,900	6.42	1.28	—	535,920	6.31	1.28	—
1.47-1.60	1,211,245	4.15	1.60	—	1,150,945	4.03	1.59	—
1.73-2.10	433,650	4.64	1.92	—	400,500	4.51	1.93	—
2.27-2.59	1,141,300	5.26	2.50	—	999,200	5.19	2.49	—
2.75-2.82	814,400	5.24	2.80	—	732,940	5.23	2.80	—
3.00-3.37	321,000	5.22	3.13	—	291,000	5.17	3.12	—
4.22-4.55	265,500	5.30	4.44	—	238,950	5.30	4.44	—

	21,838,523	5.51	1.01	4,712,945	16,304,441	4.62	1.04	4,046,606

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

Employee grants:

The assumptions below are for options with 5 years vesting period after grant date.

	2008	2009	2010
Risk-free interest rates (%) (1)	2.71-3.81	3-3.30	1.31-2.35
Expected life (2)	6.4 years	6.4 years	5-5.8 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	65	65	51-54

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 or 7 years which is approximately consistent with the expected life of the awards.
(2)	For 2008 and 2009, the Company uses the simplified method to calculate the expected life of share options. For 2010, the Company calculates the expected life of share options based on historical record since the Company has sufficient historical exercise data.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)	The Company estimated volatility based on the historical volatilities of the Company.

Non-employee grants:

	2008	2009	2010
Risk-free interest rates (%) (1)	1.55-3.34	1.47-2.95	1.04-2.75
Expected life (2)	5 years	5 years	5 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	65	65	51-54

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 years consistent with the expected life of the awards.
(2)	The Company uses the vesting term of 5 years as the expected life of share options for non-employees.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)	The Company estimated volatility based on the historical volatilities of the Company.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

15. RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2008	2009	2010
	(in thousands)
Research and development	19,139,	22,999	31,049
Less: research and development grants	(632)	(396)	(1,436)

Research and development, net	18,507	22,603	29,613

There is no assurance that the Company will continue to receive research and development grants.

16. TAXATION

(a)	Income taxes

Income taxes of the Group are as follows:

	Years ended December 31
	2008	2009	2010
	(in thousands)
Current income tax expense	(1)	(131)	(244)
Deferred income tax benefit/(expense)	(304)	40	158

Income tax expense	(305)	(91)	(86)

The components of income/(loss) before income taxes are as follows:

	Years ended December 31
	2008	2009	2010
Loss arising from China operations	(5,731)	(13,010)	(12,428)
Loss arising from non-China operations	(7,603)	(7,583)	(6,112)
- U.S.	31	25	33
- Hong Kong	(1,298)	522	(937)
- Cayman	(6,336)	(8,130)	(5,208)

Loss before taxes and loss of an unconsolidated affiliate	(13,334)	(20,593)	(18,540)

Income tax benefit/(expense) relating to China operations	(300)	51	157
Income tax benefit/(expense) relating to non-China operations	(5)	(142)	(243)
- U.S.	(5)	(11)	1
- Hong Kong	—	(131)	(244)

	(305)	(91)	(86)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16. TAXATION (CONT’D)

(a) Income taxes (cont’d)

As of and for the three years ended December 31, 2010, no unrecognized tax benefits or interest and penalties have been recognized.

The Company’s tax years from 2003 through 2010, are still open for examination in various tax jurisdictions. The Company does not anticipate any significant change within 12 months of this report date of its uncertain tax positions.

The People’s Republic of China:

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law (“New EIT Law”), which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25% and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the previously effective PRC EIT Law for Foreign Investment Enterprises and Foreign Enterprises tax laws, administrative regulations and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology enterprise” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprise” set out in the Implementation Rules of the New EIT Law. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rate treatments granted to PRC entities that previously qualified for “high and new technology enterprise” will not automatically be applicable under the new tax regime unless they qualify as a “high and new technology enterprise” pursuant to the New EIT Law, its Implementation Rules and relevant working guidance promulgated by the government authorities. Vimicro China obtained the certificate as a “high and new technology enterprise” which is subject to examination every three years and is entitled to a preferential income tax rate of 15% for 2008 to 2010.

Under the New EIT Law, an enterprise established outside of the PRC with effective management located in the PRC is considered a Chinese tax resident enterprise and will be subject to the PRC enterprise income tax on its worldwide income. The Implementation Regulations of the New EIT Law further defines effective management as substantial and overall management and control over production and business operations, personnel, accounting and properties of an enterprise. If the PRC tax authorities subsequently determine that any of the entities in the Group registered outside PRC should be deemed a Chinese tax resident enterprise, they will be subject to a 25% PRC income tax rate on their worldwide income. Also, dividends distributed by these Group entities to their non-China resident shareholders may also be subject to China withholding tax of 10%.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16. TAXATION (CONT’D)

The People’s Republic of China (cont’d):

Vimicro China, as an advanced technology enterprise, is entitled to an extra 50% deduction on qualified R&D expenditures. However Vimicro China is required to obtain the approval from Beijing Municipal Science and Technology Commission to enjoy the R&D super deduction since year 2008. Vimicro China did not obtain the approval from the government authority in 2008 and 2009. Accordingly Vimicro China does not believe it is more likely than not that it can get the approval in 2010.

The composition of income tax expense relating to China operations is as follows:

	Years ended December 31
	2008	2009	2010
	(in thousands)
Deferred income tax benefit /(expense)	(300)	51	157

Income tax benefit /(expense)	(300)	51	157

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Viewtel had income tax expenses of approximately $5,000 and $11,000 in 2008 and 2009, respectively and income tax benefit of approximately $1,000 in 2010.

Hong Kong

Subject to certain provisions of the Inland Revenue Ordinance in Hong Kong, A non-Hong Kong person or entity is subject to withholding tax on gross royalty income received or accrued for the use of or right to use certain intellectual property in Hong Kong. Additionally, the Hong Kong payer must withhold if the payer will seek a deduction in Hong Kong for the royalty. Where the royalty is paid to a related party and intellectual property in question has never been owned, wholly or in part, by a person carrying on a business in Hong Kong, the effective rate of withholding was 5.25% for the years 2006/07 to 2007/08 and 4.95% in 2008/09 and 2009/10. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro Hong Kong withheld and paid over to the tax authorities in Hong Kong on behalf of Vimicro China certain amounts in respect of prior years. Upon approval by the relevant PRC tax authorities, the amount of withholding tax paid on royalty income to the Hong Kong tax authority can be treated as a foreign tax credit by Vimicro China. Thus, it can be used to offset the tax payable on the same source of income for PRC tax purpose.

Since the year of assessment 2005/2006 (for the assessment year ended December 31, 2005), Vimicro Hong Kong has filed non-taxable offshore claims in its Hong Kong profits tax returns. In December 2009, the Hong Kong Inland Revenue Department (“IRD”) issued the Departmental Interpretation and Practice Notes No. 21(Revised) (“Revised DIPN21”) to redefine the locality of profits. The Company believes it has technical grounds to claim that its profits are sourced offshore from Hong Kong and, where duly substantiated by documentation, it is more likely than not that Vimicro Hong Kong’s offshore claim would be accepted by the Hong Kong Inland Revenue Department and the profits of Vimicro HK would therefore not be subject to Hong Kong profit tax. As a result, Vimicro HK would not require a deduction in Hong Kong for the royalty paid to Vimicro China.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16. TAXATION (CONT’D)

(a) Income taxes (cont’d)

Furthermore, to the extent that the intellectual property in question is not used in Hong Kong, Vimicro China would not be subject to Hong Kong withholding tax on the royalty income derived from Vimicro Hong Kong.

As a result of Vimicro Hong Kong changing its filing basis to offshore, a refund of the tax previously withheld and overpaid was applied for in respect of the years of assessment of 2004/05 and 2005/06. Accordingly, the Company recorded a withholding tax refundable of approximately $982,000 as of December 31, 2006. In addition, Vimicro Hong Kong reversed all tax account balances related to the onshore filing positions previously taken and recognized a tax benefit of $201,000 for the year ended December 31, 2006, as a result of changing its filing position. The offshore claim of Vimicro Hong Kong is subject to a review by the IRD Hong Kong tax authorities’ review as of December 31, 2010.

Pursuant to relevant PRC tax rule, Vimicro Hong Kong is likely deemed to create a permanent establishment in Mainland China because Vimicro China conducted certain trading activities on behalf of Vimicro Hong Kong in China. Consequently the profits of Vimicro Hong Kong attributable to its permanent establishment in China are probably subject to income tax in PRC. Furthermore according to the New EIT Law and related implementation rule effective from January 1, 2008, if the PRC tax authorities subsequently deem Vimicro Hong Kong as a PRC resident enterprise, it will be subject to PRC income tax of 25% on its worldwide income. Vimicro Hong Kong accrued PRC income tax expenses of nil, $131,000 and $244,000 for the years ended December 31, 2008, 2009 and 2010.

The following table sets forth the reconciliation between the statutory PRC EIT rate and the effective tax rate for the Group.

	Years ended December 31
	2008	2009	2010
Statutory tax rate	25%	25%	25%
Effect of preferential tax treatment	(8)%	(1)%	(1)%
Additional R&D deduction	14%	—	—
Other permanent differences	(18)%	(19)%	(12)%
Change in tax rate	(1)%	—	—
Change in valuation allowance	(14)%	(5)%	(12)%

Effective income tax rate	(2)%	0%	0%

The tax holidays granted to the entities of the Company have no impact for the three years ended December 31, 2010 as the entities recorded loss in the period.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16. TAXATION (CONT’D)

(b)	Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of year end are as follows:

	As of December 31
	2009	2010
	(in thousands)
Deferred tax assets
Provision for doubtful accounts and slow-moving inventories	125	86
Accrued expenses, payroll and others	492	309
Difference in tax basis from ViSS acquisition	519	445
Difference in R&D expenses capitalization	—	1,155
Loss from discontinued operation	—	688
Operating loss carry forwards	2,397	3,088
Others	(22)	164

Total deferred tax assets	3,511	(5,935)
Valuation allowance	(3,508)	(5,933)

Net deferred tax assets, current	3	2

Deferred tax liabilities
Difference in tax basis from ViSS acquisition, non-current	153	—

Differences in tax basis for property equipment and software, non-current	43	40

Total deferred tax liabilities	196	40

PRC

Subject to the approval of the relevant tax authorities, the Group has tax losses carried forward from its subsidiaries in China totaling approximately $16,702,000 as of December 31, 2010, of which $270,000, $3,682,000, $10,044,000 and $2,706,000 will expire in 2012, 2013, 2014 and 2015, respectively.

As of December 31, 2009 and 2010, valuation allowances of approximately $2,397,000 and $3,088,000 were provided mainly on the losses carried forward as it is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration.

As of December 31, 2010, the Group had deferred tax liabilities of $40,000, which arose from the differences between book and tax basis for property, equipment and software.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

16. TAXATION (CONT’D)

(b)	Deferred tax (cont’d)

USA

Viewtel had no material deferred tax assets and liabilities as of December 31, 2009 and 2010.

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

According to PRC business tax policy, service income generally is subject to BT at 5%. Vimicro Corporation is entitled to BT exemption on income arising from or related to technology transfers provided these technology transfer agreements are registered with the relevant government agencies. Vimicro Corporation also has incidental customer technology service income, which is subject to BT at 5%.

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

17. RELATED PARTY TRANSACTION

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Related parties	Relationship with the Group
Ningbo Sunny Opotech Co. Ltd	Non-controlling shareholder of Visiondigi
Individual Shareholders of Visiondigi	Non-controlling shareholders of Visiondigi
Tianjin SAMC	Non-controlling shareholder of Vimicro Tianjin
Vimicro Wuxi	5% owned by the Group
VMF Consulting Company	Owned by the executives of Vimicro
International Corporation

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

17. RELATED PARTY TRANSACTION (CONT’D)

(a) The Group had the following related party transactions:

(1) In December 2010, the Company disposed of 95% of equity interest in Vimicro Wuxi to VMF Consulting Company, a related party. As a result, as at December 31, the Company owned 5% of Vimicro Wuxi after it finished the registration of change of ownership at the end of 2010. The purpose of the transfer is to focus on the new growing surveillance business by divesting the Non-core IC business and land use rights.

Under the terms of the arrangement, VMF Consulting Company will pay Vimicro China on December 28, 2010 for cash consideration of $1.6 million, which has been based on an independent third-party valuation. VMF Consulting Company agreed to pay the consideration amounts for the Non-core IC businesses in installments over a six months period. Until the considerations for such transfer are paid in full, VMF Consulting Company agreed to pledge the share ownership and respective assets to Vimicro China.

VMF will receive from the Company an amount up to $300,000 to cover the expenses incurred by rendering services in connection with the sale and will be paid in 2011.

After disposal, the balance due from Vimicro Wuxi amounted to $8.7 million as of December 31, 2010, including amounts due from the disposal of inventory of $2.8 million and $5.9 million in connection with the disposal transaction. The balance due to Vimicro Wuxi amounted to $4.5 million as of December 31, 2010.

(2) The non-controlling shareholders of Visiondigi extended a loan of RMB1.76 million ($266,000) to Visiondigi in 2010 that was non-interest bearing. The loan balance was RMB963,000 ($145,000) as of December 31, 2010.

(3) Tianjin SAMC, the non-controlling shareholders of Vimcro Tianjin, provides office premises to Vimicro Tianjin free of change of various terms up to 24 months.

(4) The Group also had related party transactions in the current year summarized in below table.

	For the Year Ended December 31
	2008	2009	2010
	(in thousands)
Sales of goods:
Ningbo Sunny Opotech Co. Ltd	—	—	329
Vimicro Wuxi	—	—	2,589

Total	—	—	2,918

Purchase of inventories:
Ningbo Sunny Opotech Co. Ltd.	—	—	391

Technical service fee rendered:
Vimicro Wuxi	—	—	175

Loan from related parties:
Vimicro Wuxi	—	—	11,325

Repayment of loan from related parties:
Vimicro Wuxi	—	—	6,795

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

(b) The Group had the following related party balances as of December 31, 2009 and 2010:

	For the year ended December 31
	2009	2010
	(in thousands)
Amounts due from related parties:
VMF Consulting Company	—	1,651
Vimicro Wuxi	—	8,751
Tianjin SAMC	—	59
Ningbo Sunny Opotech Co. Ltd	—	2
Individual Shareholders of Visiondigi	—	2

Total	—	10,465

Amounts due to related parties:
Vimicro Wuxi	—	4,532
Individual Shareholders of Visiondigi	—	145
Ningbo Sunny Opotech Co. Ltd	—	171

Total	—	4,848

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

18. SEGMENT REPORTING

Based on the criteria established by ASC 280, the Company has determined that the business segments that constitute its primary reporting segments are multimedia processors and surveillance and security products in accordance with the Group’s organization and internal financial reporting structure. As no measures of assets by segment are reported and used by the chief operating decision makers, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year Ended December 31, 2008
	(in thousands)
	Multimedia processors	Surveillance and security products	Intersegment elimination	Consolidated
Revenue	74,867	—	—	74,867
Cost of revenue	(53,755)	—	—	(53,755)

Gross profit	21,112	—	—	21,112
Unallocated operating expense				(32,900)
Unallocated non-operating income, net				3,902

Loss before income tax expense				(7,886)

	Year Ended December 31, 2009
	(in thousands)
	Multimedia processors	Surveillance and security products	Intersegment elimination*	Consolidated
Revenue	60,898	2,165	(19)	63,044
Cost of revenue	(41,129)	(1,310)	19	(42,420)

Gross profit	19,769	855	—	20,624
Unallocated operating expense				(40,104)
Unallocated non-operating income, net				4,284

Loss before income tax expense				(15,196)

*	The intersegment eliminations represented the surveillance products that Visiondigi sold to Vimicro China in 2009.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

	Year Ended December 31, 2010
	(in thousands)
	Multimedia processors	Surveillance and security products	Intersegment elimination*	Consolidated
Revenue	83,472	7,839	(526)	90,785
Cost of revenue	(56,254)	(6,221)	553	(61,922)

Gross profit	27,218	1,618	27	28,863
Unallocated operating expense				(49,940)
Unallocated non-operating income, net				2,537

Loss before income tax expense				(18,540)

*	The intersegment eliminations represented surveillance products Vimicro Hong Kong and Vimicro China sold to Vimicro Tianjin in 2010.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

18. SEGMENT REPORTING (CONT’D)

The revenue presented below is attributed by country of domicile of the entity that recorded the revenue

	Years Ended December 31
	2008	2009	2010
	(in thousands)
Revenue distribution
Mainland China	1,619	3,318	8,937
Hong Kong	73,248	59,726	81,848

	74,867	63,044	90,785

The following table summarizes information regarding the distribution of long-lived assets by geographic region:

	As of December 31
	2009	2010
	(in thousands)
Long-lived Assets
Mainland China	17,779	29,874
Hong Kong	2,838	1,468
U.S.A	276	251

	20,893	31,593

The following table summarizes the Group’s revenues for each product class in the multimedia processors segment for the years ended December 31, 2008, 2009 and 2010 respectively:

	Years Ended December 31
	2008	2009	2010
	(in thousands)
PC camera multimedia products	36,334	36,802	52,999
Image sensors	17,165	12,101	14,666
Mobile phone multimedia processors	19,848	10,930	14,326
Other products	1,520	1,065	955

Total multimedia processors	74,867	60,898	82,946

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

19. COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates relating to office facilities, corporate apartments and software for research and development. Future minimum lease payments for non-cancelable operating leases as of December 31, 2010 are as follows:

$ (in thousands)

2011	3,101
2012	2,496
2013	1,071

6,668

As of December 31, 2010, the Group had no operating lease commitment beyond 2013.

Total rental expense amounted to approximately $1,885,000, $2,543,000 and $3,077,000, for the years ended December 31, 2008, 2009 and 2010, respectively.

(b)	Product purchase commitments

As of December 31, 2010, the Group had commitments to purchase products from suppliers, that had not been recognized in the financial statements, of approximately $8,017,000 payable within one year.

(c)	Capital commitments

As of December 31, 2010, the Group had commitments to purchase fixed assets, that had not been recognized in the financial statements, of approximately $289,000 payable within one year.

Vimicro China had executed an agreement in December 2006 with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for expropriation of the land.

(d)	Construction in progress

In May 2009, Vimicro Tianjin entered into a transfer agreement for land use rights with Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB13.8 million ($2.1 million), Vimicro Tianjin acquired the land use right for approximately 34,418 square meters of land in Tianjin Economic Technology Development Area. The land will be the site of Vimicro Tianjin’s office building and production facilities. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

The Company started the construction of its new office building in Tianjin in 2009 and expects to complete the construction of the first building in July 2012. Direct costs related to the construction of $119,000 and $1,684,000 were capitalized as construction in progress for the years ended December 31, 2009 and 2010, respectively. Total above amounts of Construction in progress will be transferred to property, plant and equipment upon substantial completion of the construction of in July 2012.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

19. COMMITMENTS AND CONTINGENCIES (CONT’D)

(e)	Contingencies (cont’d)

In June 2007, Vimicro Shenzhen entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB6.7 million ($1.0 million), Vimicro Shenzhen acquired the land use right for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park. Vimicro Shenzhen originally planned to use the land to build an office building and accommodate a research and development center. According to the land use right transfer agreement, Vimicro Shenzhen was to complete construction of the site by June 22, 2009. As of June 2009, construction had not commenced. The relevant government agencies received Vimicro Shenzhen’s construction extension application in June 2009 and have not granted the extension as of December 31, 2010. Vimicro Shenzhen might be subject to the withdrawal of the land use rights with a refund of the land consideration after deduction of the monetary penalty amount should the local government agencies deny the application. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2010.

In November 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd., pursuant to which, in consideration of approximately RMB42.2 million ($6.4 million), Vimicro Shanghai would acquire land use rights for approximately 21,123 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. The Company originally planned to use this property as the site of a research and development center. The Company is required to obtain necessary governmental approvals for the proposed project.

In December 2007, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industry Base (“Xuzhuang Committee”) and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd (“Xuanwu SAMC”). According to the land use right agreements entered by Vimicro Jiangsu, the construction of the proposed research and development center should commence prior to December 31, 2010. Vimicro Jiangsu has not received the land use right certificate and therefore cannot commence construction as of December 31, 2010. Vimicro Jiangsu is in discussion with the relevant authorities on the extension of construction. However, the relevant government authorities might deny the request and impose penalties or fines for the construction delay. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2010.

In December 2010, in an effort to divest certain land use rights, we entered into an agreement to dispose of our equity interest in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company for cash consideration, subject to government approvals. Upon government approvals, we expect to complete disposal of our equity interest in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu in 2011 or 2012, upon which we will no longer hold any equity interest in Vimicro Shenzhen, nor retain any potential liability.

In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the land use right for approximately 5,047 square meters of land from the Beijing local government. Upon acquisition of the land, Vimicro China shall be responsible at its own cost for the land grounding work (including the relevant removal and relocation work) and infrastructure construction work (including the relevant construction of access to road, water, electricity, telecommunication, gas, etc.). The land will be the site of a new office building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use right is RMB39.1 million ($5.9 million). Pursuant to an agreement entered into in December 2006 between Vimicro China and Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, the former holder of this land use right, Vimicro China shall transfer 35% of the total construction area of the same developed property to Xinhua Agricultural as compensation in kind for the expropriation of the land upon completion of the construction of the office building. The proposed project is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

According to the agreement, the land should have been developed before August 31, 2010. In the event of delay, an application of extension should be submitted. The relevant government agency received Vimicro China’s extension application and the extension remained subject to local government agency’s approval as of December 31, 2010. Vimicro China might be subject to the monetary penalty should the local government agency deny the application. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2010.

The construction plan of an office building of Vimicro China, indicates that the building will block the sunlight of a kindergarten. It is reasonably possible that Vimicro China will be subject to a claim for compensation by the kindergarten before the government approves the building construction. The potential compensation, if any, cannot be reasonably estimated as of December 31, 2010.

In May 2009, Vimicro Tianjin entered into a transfer agreement for land use rights with Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB13.8 million ($2.1 million), Vimicro Tianjin acquired the land use right for approximately 34,418 square meters of land in Tianjin Economic Technology Development Area. The land will be the site of Vimicro Tianjin’s office building and production facilities. Governmental authorities require us to obtain necessary governmental approvals for the proposed project.

The Company started the construction of its new office building in Tianjin in 2009 and expects to complete the construction of the first building in July 2012. Direct costs related to the construction of $119,000 and $1,684,000 were capitalized as construction in progress for the years ended December 31, 2009 and 2010, respectively. Amounts of construction in progress will be transferred to property, plant and equipment upon the completion of the construction, estimated to be July 2012.

20. SUBSEQUENT EVENTS

In April 2011, as per the previous agreement between shareholders, the shareholding percentage of Individual Shareholders of Visiondigi as a group was reduced by 7%, which was proportionately transferred to Vimicro China and Ningbo Sunny according to their cash amounts invested in March 2010. As a result, Vimicro China, Ningbo Sunny and the three individuals as a group held 53.26%, 30.85% and 15.89% of the equity interest in Visiondigi, respectively. In April 2011, Vimicro China, Ningbo Sunny and three DSP experts increased their cash contribution with a total amount of RMB10 million ($1.5 million) in proportion to each shareholding percentage, of which Vimicro China contributed RMB5.3 million ($0.8 million). Visiondigi specializes in research and development, production and sales of network video surveillance products and solutions.

21. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

As of December 31, 2009 and 2010, the restricted net assets held by the Group’s consolidated PRC subsidiaries and VIE exceeded 25% of the Group’s consolidated net assets.

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323 The Equity Method of Accounting for Investments in Common Stock (“ASC 323”). Such investment is presented as “Investment in subsidiaries and VIE” on the separate condensed balance sheets of the Company and share of its subsidiaries’ profits or losses as “Share of net profits of subsidiaries and VIE” on the separate condensed statements of operations and comprehensive income of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2009 and 2010.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

Regulations in the PRC permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2009 and 2010, the balance of the Company’s PRC subsidiaries’ statutory reserves was approximately $2,782,000 and $2,782,000, respectively.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The Company has approximately $97,487,000 and $69,786,000 of cash and bank deposits in the PRC as of December 31, 2009 and 2010, respectively, of which approximately $89,661,000 and $62,434,000 are denominated in RMB as of December 31, 2009 and 2010 respectively. The Company’s PRC subsidiaries had restricted cash of $132,000 and $4,958,000 as of December 31, 2009 and 2010, respectively, which was denominated in RMB.

In addition, the registered capital of the Company’s PRC subsidiaries is also restricted.

The Company had restricted net assets of approximately $77,200,000 and $80,800,000 as of December 31, 2009 and 2010, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

21. CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	December 31
	2009	2010
Assets
Current assets:
Cash and cash equivalents	16,306	3,183
Marketable equity securities	543	1,436
Amounts due from subsidiaries	54,349	66,144
Prepayments and other current assets, net	245	245

Total current assets	71,443	71,008
Investment in subsidiaries	54,867	43,536

Total assets	126,310	114,544

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses and other current liabilities	324	1,215

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 147,643,168 and 147,135,996 shares issued and outstanding as of December 31, 2009 and December 31, 2010, respectively	15	15
Additional paid-in capital	151,672	156,415
Treasury stock	(2,664)	(3,836)
Accumulated other comprehensive income	9,967	12,383
Accumulated deficit	(35,786)	(54,430)
Statutory reserve	2,782	2,782

Total shareholders’ equity	125,986	113,329

Total liabilities and shareholders’ equity	126,310	114,544

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

21. CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of U.S. dollars)

	For the year ended December 31
	2008	2009	2010
Operating expenses:
Research and development, net	(2,612)	(3,120)	(1,918)
Selling and marketing	(852)	(261)	(190)
General and administrative	(3,872)	(7,570)	(3,707)

Loss from operations	(7,336)	(10,951)	(5,815)

Other income:
Interest income	700	60	12
Gain on disposal of marketable equity securities	—	2,461	367
Others, net	300	300	228

Loss before share of net loss of subsidiaries and VIE	(6,336)	(8,130)	(5,208)

Share of net loss of subsidiaries and VIE, net of tax	(7,304)	(10,637)	(13,436)

Net loss	(13,640)	(18,767)	(18,644)

Loss attributed to ordinary shareholders	(13,640)	(18,767)	(18,644)

Other comprehensive income/(loss):

Foreign currency translation adjustment	4,097	48	1,503
Unrealized (loss)/gain on marketable equity securities	(29)	484	913

Comprehensive loss	(9,572)	(18,235)	(16,228)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

21. CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2008	2009	2010
Cash flows from operating activities:
Net loss	(13,640)	(18,767)	(18,644)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Share of net loss of subsidiaries	7,304	10,637	13,436
Share-based compensation expense	6,276	8,955	4,063
Gain on disposal of marketable equity securities	—	(2,461)	(367)
Changes in assets and liabilities:
Amounts due from subsidiaries	8,354	(9,390)	(11,795)
Prepayments and other current assets	40	(41)	—
Accrued expenses and other current liabilities	20	20	891

Net cash (used in)/provided by operating activities	8,354	(11,047)	(12,416)

Cash flows from investing activities:
Purchase of marketable equity securities	(760)	(627)	—
Capital contribution in subsidiaries	(11,000)	—	—
Proceeds from disposal of marketable equity securities	—	3,759	387

Net cash (used in)/proved by investing activities	(11,760)	3,132	387

Cash flows from financing activities:
Refund of payment for share option	(38)	—	—
Repurchase of shares	(1,650)	(1,014)	(1,172)
Proceeds from exercise of share options	25	36	78

Net cash used in financing activities	(1,663)	(978)	(1,094)

Net decrease in cash and cash equivalents	(5,069)	(8,893)	(13,123)

Cash and cash equivalents at beginning of year	30,268	25,199	16,306

Cash and cash equivalents at end of year	25,199	16,306	3,183