Form 20-F
period 2011-12-31
Vimicro International CORP
filed 2012-05-15
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                      .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-34225

VIMICRO INTERNATIONAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

15/F Shining Tower No. 35 Xueyuan Road, Haidian District Beijing 100191, People’s Republic of China

(Address of Principal Executive Offices)

Richard Wu Vimicro International Corporation 15/F Shining Tower No. 35 Xueyuan Road, Haidian District Beijing 100191, People’s Republic of China Phone: (8610) 6894-8888 Facsimile: (8610) 6894-4075

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered

American depositary shares, each representing four ordinary shares, par value $0.0001 per share	The NASDAQ Stock Market LLC

Ordinary shares, par value $0.0001 per share*	The NASDAQ Stock Market LLC

*	Not for trading, but only in connection with the listing of the American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2011, 139,953,296 ordinary shares were outstanding.

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

•	“Viewtel” are to Viewtel Corporation, a company in which Vimicro China holds a 100% equity interest;

•	“Vimicro Beijing” are to Vimicro Electronic Technology Corporation, Vimicro China’s wholly-owned subsidiary in Beijing, China;

•	“Vimicro China” are to Vimicro Corporation, our wholly-owned subsidiary in China;

•	“Vimicro Guiyang” are to Vimicro Guiyang Corporation, a company incorporated in Guiyang, China in January 2012, in which Vimicro Tianjin holds a 100% equity interest;

•	“Vimicro Hong Kong” are to Vimicro Electronics International Limited, Vimicro China’s wholly-owned subsidiary in Hong Kong;

•	“Vimicro Jiangsu” are to Jiangsu Vimicro Electronics Corporation, Vimicro Beijing’s wholly-owned subsidiary;

•	“Vimicro Qingdao” are to Qingdao Vimicro Corporation, a company incorporated in Qingdao, China, in which Vimicro China effectively holds a 19.44% equity interest;

•	“Vimicro Shanghai” are to Vimicro High-Tech Corporation, our wholly-owned subsidiary in Shanghai, China;

•	“Vimicro Shenzhen” are to Vimicro Technology Corporation, our wholly-owned subsidiary in Shenzhen, China;

•	“Vimicro Sky-Vision” are to Vimicro Sky-Vision Technology Corporation, a company incorporated in Beijing, China, as our variable interest entity, or VIE;

•	“Vimicro Tianjin” are to Vimicro Electronics Corporation, a company incorporated in Tianjin, China, in which Vimicro China holds a 49.99% equity interest;

•	“Vimicro Wuxi” are to Wuxi Vimicro Corporation, a company incorporated in Wuxi, China, in which Vimicro China holds a 5% equity interest; and

•	“Visiondigi” are to Shanghai Visiondigi Technology Co. Ltd., a subsidiary incorporated in Shanghai, China, in which Vimicro China holds a 53.26% equity interest.

In addition, references in this annual report on Form 20-F to,

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” are to our ordinary shares, par value $0.0001 per share;

•	“RMB” and Renminbi are to the legal currency of China; and

•	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, and as of December 31, 2010 and 2011.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2939 to $1.00, the noon buying rate in effect on December 30, 2011 in New York City for cable transfers of Renminbi as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may have a material adverse effect on your investment.” On May 4, 2012, the noon buying rate was RMB6,3059 to $1.00.

We and certain shareholders of the company completed our initial public offering of 8,697,063 ADSs, each representing four of our ordinary shares on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.”

GLOSSARY OF TECHNICAL TERMS

3G	third generation wireless network.

AAC	Advanced Audio Coding, a standardized lossy compression and encoding scheme for digital audio.

AAC plus	High-Efficiency Advanced Audio Coding.

CMOS	Complementary Metal Oxide Semiconductor, a technology for constructing integrated circuits.

D1	one of the following video resolutions for TV specification: (i) 704x576 (TV PAL), (ii) 704x480 (TV NTSC), (iii) 720x576 (DVD-Video PAL) and (iv) 720x480 (DVD-Video NTSC).

DSP	digital signal processing, which is concerned with the representation of discrete time signals by a sequence of numbers or symbols and the processing of these signals.

DVR	digital video recorder, a consumer electronics device or application software that records video in a digital format to a disk drive, USB flash drive, SD memory card or other local or networked mass storage device.

DVS	digital video server, a computer based device (also called a “host”) dedicated to delivering analog video signals.

fab or foundry	a semiconductor fabrication facility.

fabless	a semiconductor company that uses third-party foundries for all of its wafer fabrication requirements.

firmware	software stored in read-only memory (ROM) or programmable ROM (PROM). Firmware is easier to modify than hardware but more difficult to modify than software stored on disk. Firmware is often responsible for the behavior of a system when it is first switched on. A typical example of firmware would be a “monitor” program in a microcomputer that loads the full operating system from disk or from a network and then passes control to it.

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth of an inch.

MIDI	Musical Instrument Digital Interface, an industry-standard protocol that enables electronic musical instruments, such as keyboard controllers, computers, and other electronic equipment, to communicate, control and synchronize with each other.

MPEG2	a standard for the generic coding of moving pictures and associated audio information.

NTSC	the National Television System Committee, an analog television system that is used in North America, South America (except Brazil, Argentina, Uruguay, and French Guiana), Burma, South Korea, Taiwan, Japan, the Philippines, and some Pacific island countries and territories.

NVR	network video recorder.

QFN	Quad Flat No leads, a type of chip package with a lead frame and wire bonding.

PAL	Phase Alternate Line, the dominant television standard in Europe.

RISC	reduced instruction set computer.

SD	secure digital, or SD, is a non-volatile memory card format developed by Matsushita, SanDisk, and Toshiba.

SMIA	Standard Mobile Imaging Architecture, an imaging architecture especially suitable for mobile application use.

SVAC	Surveillance Digital Video Audio Coding, a Chinese standard under development for security and surveillance market employing advanced audio video coding technology. Vimicro China is a co- founder of the SVAC Working Group with Ministry of Public Security.

SVR	super digital video recorder.

system-on- chip or SoC	a chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

UAC	Universal Audio Class, Universal Serial Bus Device Class, a definition for Audio Devices.

UVC	Universal Video Class, short-wave ultraviolet radiation, in the “C” band (200 to 280 nanometers), mainly support Windows XP (with Service Pack 2) and Vista.

ViSS	Video Surveillance System, a security and surveillance solution originally developed by Alcatel-Lucent Shanghai Bell Co., Ltd., or ASB, addressing the needs of telecom operators and local governments in China.

wafer	a thin, round, flat piece of silicon on which integrated circuits are etched.

WMV	Windows Media Video, a video format developed by Microsoft Corporation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

In order to continue our efforts to focus on our core businesses, including PC multimedia processor and security and surveillance businesses, and align our resources and expenses with opportunities in our core businesses, in December 2011, we disposed of our loss-making mobile-phone multimedia processor business to a company newly established by our Company, Beijing Zhongxing Tianshi Consulting Company (or VMF Consulting Company, a related party controlled by certain members of our management team) and certain other related parties of the Company. For more information on this transaction, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Disposal of Mobile Phone Multimedia Processor Businesses.” As a result of the foregoing transactions, the results of related operations and comprehensive income were separately presented under “discontinued operations” and certain comparative figures in prior years have been retrospectively adjusted as shown in below tables.

	As of or for the Year Ended December 31,
	2007(1)(2)	2008(1)(2)	2009(1)(2)	2010(1)(2)	2011(2)
	(in thousands of U.S. dollars, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	58,798	55,019	52,114	76,459	63,656
Cost of revenue	(36,139)	(39,557)	(35,183)	(51,117)	(42,932)
Gross profit	22,659	15,462	16,931	25,342	20,724
Operating expenses	(20,583)	(26,030)	(31,585)	(35,353)	(53,496)
—Research and development, net	(10,711)	(14,430)	(16,920)	(19,641)	(21,326)
—Sales and marketing	(3,198)	(3,520)	(3,867)	(6,221)	(12,836)
—General and administrative	(6,674)	(8,080)	(10,798)	(9,491)	(12,735)
—Assets impairment	—	—	—	—	(6,599)
Income /(loss) from continuing operations	6,746	(6,971)	(8,985)	(1,760)	(15,624)

Loss from discontinued operations	(8,750)	(6,669)	(9,782)	(16,884)	(12,576)

Net loss attributable to Vimicro International Corporation	(2,004)	(13,640)	(18,767)	(18,644)	(28,200)

Earnings /(loss) per ordinary share for continuing operations
—Basic	0.05	(0.05)	(0.06)	(0.02)	(0.10)
—Diluted	0.05	(0.05)	(0.06)	(0.02)	(0.10)

Earnings /(loss) per ADS for continuing operations
—Basic	0.19	(0.20)	(0.25)	(0.04)	(0.43)
—Diluted	0.19	(0.20)	(0.25)	(0.04)	(0.43)

Loss per ordinary share for discontinued operations
—Basic	(0.06)	(0.05)	(0.07)	(0.11)	(0.09)
—Diluted	(0.06)	(0.05)	(0.07)	(0.11)	(0.09)

Loss per ADS for discontinued operations
—Basic	(0.25)	(0.19)	(0.27)	(0.46)	(0.35)
—Diluted	(0.25)	(0.19)	(0.27)	(0.46)	(0.35)

Weighted -average number of shares used in earnings/ (loss) per share calculations
—Basic	139,710	140,261	143,182	147,816	145,124
—Diluted	143,282	140,261	143,182	147,816	145,124

(1)	Figures in 2007 through 2009 were retrospectively adjusted to reflect the disposal of our non-core IC businesses in December 2010. Results of such disposed businesses are presented under “discontinued operations,” except with respect to the entities to be disposed which holds certain related property interests. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our non-core IC businesses may fail” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

(2)	Figures in 2007 through 2010 were retrospectively adjusted to reflect the disposal of our mobile-phone multimedia processor business in December 2011. Results of such disposed businesses are presented under “discontinued operations.” See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

	As of or for the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data
Cash and cash equivalents	116,958	58,215	84,510	69,491	49,227
Total assets	154,031	187,198	178,275	171,925	137,297
Total liabilities	12,829	14,376	16,451	25,893	28,957
Number of ordinary shares	140,301	137,778	147,643	147,136	139,953
Additional paid-in capital	136,418	142,681	151,672	156,415	158,879
Total shareholders’ equity	141,202	136,243	161,824	146,032	108,340

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We are exposed to risks associated with the global financial crisis.

Many of the world’s largest economies have been impacted by the recent global financial crisis. The turmoil in the financial markets and the weak global economy has contributed to slowdowns in the semiconductor industry in 2009, 2010 and 2011. To the extent that there have been improvement in some areas, it is uncertain whether such recovery is sustainable. The markets for semiconductor products in particular depend largely on consumer spending. Economic uncertainty exacerbates negative trends in consumer spending and may cause certain customers to delay, cancel, or refrain from placing orders, which may affect our business and operating results. In addition, any tightening of liquidity in China and elsewhere in the world might also hold up market recovery.

We are uncertain about the extent to which the global financial crisis may impact our business in the long term. The financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. In addition, difficulty in obtaining capital and market uncertainty may also prevent some customers from obtaining affordable financing, resulting in lower sales. Customers with liquidity issues may cause us to experience longer turnover days or incur additional bad debt expenses. These conditions may also similarly affect key suppliers, which could affect their ability to deliver parts thereby causing delays in our production. Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are not able to timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

We face significant volatility in supply and demand conditions for our multimedia processor products, and this volatility, as well as any failure by us to accurately forecast future supply and demand conditions, could materially and negatively impact our business.

The semiconductor industry has historically been characterized by significant fluctuations in the demand for, and supply of, semiconductor products. Demand for our products depends in large part on the continued growth of various electronics industries that use our products, including, but not limited to:

•	PC and computer-related peripherals;

•	security processor and surveillance products; and

•	wireless telecommunications equipment.

Any downturn or reduction in the growth of these industries could seriously harm our business, financial condition and results of operations. We order materials and build our products based primarily on our internal forecasts, customer and distributor forecasts and existing orders. Existing orders may be cancelled and our forecast orders may not realize, and there’s no guarantee that we may adjust our orders for raw materials and manufacturing activities on a timely basis to reflect such changes .Because our markets are volatile and subject to rapid technological and price changes, our forecasts may be inaccurate, causing us to incur significant costs and expenses, which could negatively affect our business, financial condition and results of operations.

We may continue to incur net losses in the future.

Our financial condition and results of operation have been negatively affected by weakening global economic conditions and intense industry competition in recent years. Our net revenue increased from $52.1 million in 2009 to $76.5 million in 2010, and decreased to $63.7 million in 2011. Our gross profit increased from $16.9 million in 2009 to $25.3 million in 2010, and decreased to $20.7 million in 2011. We incurred net loss of $18.8 million, $18.6 million, and $28.2 million in 2009, 2010 and 2011, respectively. Our net cash used in operating activities amounted to $5.8 million, $31.1 million and $26.8 million in 2009, 2010 and 2011 respectively.

In 2011, we experienced decreases in revenue from our multimedia processors segment, due to a lower level of demand for our products, reflecting generally unfavorable market conditions in the multimedia processor industry. In addition, our operating expenses continued to increase, primarily reflecting our continued efforts to ramp up and allocate additional resources to our security and surveillance business operations. We may continue to grant options to employees and consultants in the future to retain and recruit key personnel and may therefore continue to incur share-based compensation expenses. Our financial condition and results of operations could also fluctuate significantly due to changes in our product mix and the industry environment. We cannot assure you that we may return to the rate of growth that we experienced prior to 2007. There is no guarantee that we may generate net profits in the future.

We are substantially dependent on sales of our PC camera multimedia processors and embedded notebook camera multimedia processors.

We derive a majority of our net revenue from sales of our PC camera multimedia processors, embedded notebook camera multimedia processors and the third-party sensors bundled with our products. In 2009, 2010 and 2011, we generated approximately 93.8%, 88.5% and 73.7%, respectively, of our net revenue from sales of these products. We expect that sales of our PC camera multimedia processors and embedded notebook camera multimedia processors will continue to be a major source of revenue in the near future. The success of competing products, negative development or slow-down in the growth of the PC camera market or any other adverse developments could result in decreased demand or lower average prices for these products, which could in turn result in a decrease in the revenue from the sale of these products. Any such negative development could materially and adversely affect our business, financial condition and results of operations.

Our business depends on our ability to respond in a timely manner to the evolving multimedia processor market and changing consumer preferences and industry standards.

Our business and future growth depends significantly on the development of the multimedia processor market, which is evolving rapidly. The development of the multimedia processor market depends on several factors, including changes in end user preferences and demand for multimedia functions and applications on end products. In addition, the multimedia processor market is characterized by evolving industry standards, which are difficult for us to predict. If we do not respond to the evolving market, changing consumer preferences and industry standards in a timely manner, our business, financial condition and results of operations could be materially and adversely affected.

We have depended on sales of third-party image sensors for a substantial portion of our revenue.

To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions enabling greater ease-of-use and shortened time-to-market for their products, we order image sensors based on our specifications from third-party sensor manufacturers and bundle and sell them together with our mixed-signal PC camera multimedia processors. In 2009, 2010 and 2011, we bundled 33.4%, 12.5% and 8.2%, respectively, of our PC camera multimedia processors with third-party sensors. In the same periods, we generated 23.2%, 19.2% and 8.5%, respectively, of our net revenue from the sales of these third-party sensors. At present, there is a limited supply of image sensors for PC camera applications as most of the sensor manufacturers focus on the market for mobile phone image sensors. If we are unable to secure an adequate supply of image sensors, our business and growth may be adversely affected. In addition, to the extent suppliers of sensors develop PC camera multimedia processors on their own and bundle their processors with sensors, we will face competition from these suppliers and our sales of PC camera multimedia processors could be materially and adversely affected.

Our lengthy time-to-market makes it difficult for us to forecast revenue and increases the variability of our quarterly results.

Our multimedia processor products business is characterized by lengthy intervals between the product development stage and the volume sales stage. This interval, commonly referred to as time-to-market, typically ranges from three to six months for our PC camera multimedia processors, and may be significantly longer for new customers. A number of factors contribute to the length of our time-to-market. After initially developing a product, we need to convince a customer to incorporate it into the design of the customer’s end product, which is referred to as a “design win.” Following the design win, we need to complete our product development and deliver our product to the customer, and the customer will then test and evaluate our product before completing the design of its own end product. Our customers may need one to two months or longer to test and evaluate our products and an additional three months or more to commence volume production of end products. Our lengthy time-to-market makes it difficult for us to forecast revenue and results in fluctuations in our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can start to generate revenue from the product. In addition, there is no guarantee that a design win will result in volume production or sales of our product. We may not be able to generate sufficient revenue and profit from a new product to offset the operating expenses incurred in connection with the development and sale of that product.

We may be unable to accurately predict demand for our multimedia processors, which may result in product shortages or excess inventory or obsolete inventory.

The lead time required by the foundries that we use to fabricate wafers and manufacture our multimedia processors is generally longer than the lead time our customers may require for delivery of our products to them. Consequently, we must forecast our anticipated manufacturing needs and place binding manufacturing orders with these foundries before we receive purchase orders from our customers. This may result in shortages or excess inventory because we cannot easily adjust our orders or commitments. Obtaining additional supply in the event of inventory shortages may be costly or impossible, particularly in a short time frame, which could prevent us from fulfilling orders from our customers. In line with industry-wide increases in foundry lead times, the lead times the foundries require to manufacture our new multimedia processors have recently grown longer, which has led to an increase in our inventory levels. These lead times may increase further, which may in turn cause us to increase our inventory levels. In addition, like most semiconductor products, our multimedia processors are often susceptible to rapidly declining average selling prices or product obsolescence. Excess inventory levels, whether due to inaccurate forecasts, lengthening foundry lead times or other reasons, could result in unprofitable sales or write-offs of excess or obsolete inventory. Consequently, any such negative development could adversely affect our business, operating results and financial condition.

Failure to obtain design wins could have a material adverse effect on our multimedia processor business.

Our business significantly depends on our ability to obtain design wins whereby PC camera designers agree to incorporate our multimedia processors into their new product designs. Once a multimedia processor designed by a supplier has been incorporated into a PC camera design, the PC camera designer tends to keep the same supplier for the life of the product as significant costs are generally required in association with qualifying a new supplier. This reluctance to change existing suppliers may be an entry barrier for new suppliers and there is no guarantee that we may qualify as suppliers to new customers we intend to sell our products to. On the other hand, PC camera designers constantly develop and introduce new products to the market, which requires suppliers, such as us, to continue to create innovative, highly integrated, low-power and cost-effective products and solutions in order to continue to achieve design wins from our current customers. Our failure to achieve design wins could have a material adverse effect on our business.

Our business significantly depends on our customers’ ability to successfully sell their products incorporating our multimedia processors.

Demand for our products significantly depends on the market demand for our customers’ products incorporating our products. In particular, even if a product designer decides to incorporate our products into its product or design, the designer may not be able to market and sell its product or design successfully. Even though the designer does not have the right to return the product purchased from us, the designer’s inability to market and sell its products, whether from lack of market acceptance or otherwise, could adversely affect our business as the designer may cease to order or otherwise reduce orders of our products. Our reputation may also be negatively affected. For example, in 2011, we experienced a sharp sequential and year-over-year revenue decline in our mobile multimedia processor business, partially due to the lower orders we received from our carrier customers. Accordingly, our business depends on our customers’ ability to successfully sell their products incorporating our products, and may be materially and adversely affected if they fail to do so.

One of the principal foundries and one of the assembly and testing houses that we use are both located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

Our business relies on certain foundries and assembly and testing houses in Taiwan. In particular, we currently rely on Taiwan Semiconductor Manufacturing Company, or TSMC, one of our principal foundries, to manufacture a majority of our multimedia processors. In addition, we also use Advanced Semiconductor Engineering, Inc., or ASE, as one of our assembly and testing houses. These two entities are both located in Taiwan, which is susceptible to earthquakes, typhoons, floods and other natural disasters. Taiwan has historically experienced severe earthquakes that have caused significant casualties and property damage. In addition, TSMC and ASE are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of communicable diseases. The occurrence of any of the foregoing could disrupt the operations of TSMC and ASE, resulting in significant delays in deliveries or substantial shortages in supply. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We depend on third-party foundries to manufacture our multimedia processors. Failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products, cause us to lose revenue and damage our customer relationships.

We rely on TSMC and Semiconductor Manufacturing International Corporation, or SMIC, to manufacture our multimedia processors. We face several risks associated with our dependence on these third-party foundries, including:

•	failure to secure sufficient manufacturing capacity at a reasonable cost, or at all;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of a foundry to manufacture our multimedia processors is limited by its available production capacity. Neither of these third-party foundries has allocated a fixed level of production capacity to us. It is difficult for us to accurately forecast our capacity needs. We do not have any long-term agreement with any foundry and we typically place orders with them on a purchase order basis, depending on our own customers’ purchase orders and sales forecasts. These foundries can allocate their production capacities to their other customers and reduce deliveries to us on short notice. It is possible that other customers of these foundries are larger with more financial and other resources than we are, or have long-term agreements with these foundries. Foundries may allocate their production capacities to these customers on a preferential basis in the event that they experience shortage in production capacity. Any shortfall in available foundry capacity could significantly delay our ability to ship our products, cause us to lose revenue and damage our customer relationships.

In addition, if either of these foundries experience financial difficulties, suffer damage to its facilities, or experience other disruption to their operations, we may not be able to qualify an alternative foundry in a timely manner, as the qualification process could take several months before we could place an order. Such a delay could damage our customer relationships and have a material adverse effect on our business, financial condition and results of operations.

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

Significant disruption in operations of the two independent assembly and testing houses we rely on could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We rely on independent assembly and testing houses to assemble and test substantially all of our current multimedia processors either for the foundry or directly for us. As a result, we do not have direct control on our product delivery schedules, assembly and testing costs or quality assurance and control. We currently engage ASE and Siliconware Precision Industries Co., Ltd., or SPIL, for our assembly and testing requirements. If either of these assembly and testing houses experiences capacity constraints or financial difficulties or suffers any damage to their facilities, or if there is any other disruption of operations, we may not be able to obtain alternative assembly and testing services in a timely manner. We do not have long-term agreements with either of our independent assembly and testing houses. We typically procure services from them on a per-order basis. Because of the lengthy period required to qualify third-party assembly and testing houses, we could experience significant delays in product shipments if we are required to qualify an alternative assembly and testing house for our products on short notice. Any issue we may experience in this regard could negatively affect our product delivery, product quality or result in increased operating costs and expenses, which could in turn damage our reputation and result in a loss of customers. Our business and results of operations could be materially and adversely affected as a result.

We are dependent on a limited number of customers.

We have been dependent on a small number of customers for a significant majority of our revenue. Our top ten customers collectively accounted for approximately 87%, 86% and 87% of our revenue in 2009, 2010 and 2011, respectively. Fuwei Technology Co., Ltd., one of our major China-based distributors for our multimedia processor business, accounted for approximately 52% of our net revenue in 2011. We expect to continue to rely on a limited number of China-based customers for our sales. Sales to our major customers have fluctuated significantly from period to period. In addition, our largest customers may change from time to time as we continue to expand into the security and surveillance market. Our ability to maintain relationships with our major customers is essential to our business. If a major customer ceases to order our products, or otherwise delays or reduces its order for our products, or if we fail to develop additional major customers, our business, operating results and financial condition could be materially and adversely affected.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras, into which our products are incorporated. Sales to distributors accounted for 86%, 84% and 70% of our net revenue in 2009, 2010 and 2011, respectively. In 2011, there were nine distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results of operations. If our major distributors defer orders or fail to place additional orders with us, our business, financial condition, and results of operations could be materially and adversely affected.

The development and ramping-up plan of our security and surveillance operations involves risks.

As part of our growth strategy, we intend to further develop and ramp up our security and surveillance operations. In December 2008, we incorporated Vimicro Tianjin to focus on the design, manufacture and sale of security and surveillance products. In September 2009, Vimicro Tianjin acquired the ViSS business from ASB to further access the fast growing security and surveillance market in China. We have developed a series of products necessary for setting up a complete digital surveillance system, including IP cameras, codecs, DVRs, SVRs and NVRs, and we have integrated the ViSS platform with our products to meet various customer demands.

We plan to allocate additional resources to the development and ramping-up of our security and surveillance operations. In particular, Vimicro Tianjin has commenced the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions. The estimated aggregate capital expenditure in connection with the project amounts to RMB270.7 million ($43.0 million), which we expect to finance through a credit facility obtained from China Construction Bank and our internal capital resources. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” There are risks associated with our planned expansion of business into the security and surveillance market and the development project, including without limitation, our ability to:

•	finance the development and construction project and complete the project without any material delay or increase in costs and expenditures due to reasons beyond our control;

•	successfully design and develop security and surveillance products and solutions that can be applied for commercial production and meet market demands;

•	effectively sell and distribute our new products and solutions;

•	respond rapidly and timely to technological and other changes in the industry;

•	effectively manage the increase in costs and expenses in connection with our expansion into the relevant fields; and

•	compete effectively against other players in the market.

In addition, the loans provided by banks include covenants and restrictions that could limit our flexibility in planning for or reacting to market conditions or in meeting our capital needs or that may otherwise restrict our operations or corporate activities. We cannot assure you that we will be able to effectively manage our planned expansion. We may not have, or be able to raise, sufficient capital to service or refinance our indebtedness or to complete the project and our ability to raise additional capital depends on market and regulatory conditions which we cannot control. We may fail to generate revenue, profit or operating cash flow as expected. Furthermore, our efforts to allocate additional resources, managerial or financial, to the security and surveillance business may adversely affect our ability to manage and grow our other business operations. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

We depend on national, state and local government policies mandating and funding surveillance and safety system installation and operation in China. For instance, our security and surveillance business benefits from the government’s support of Safe City Projects in China which promotes the installation of urban surveillance and monitoring networks to improve the safety-monitoring and alarm systems in cities. We expect that our security and surveillance business will continue to rely on government policies in the foreseeable future. If such policies change, whether due to tightening budgets, shifting policy, or otherwise, initiatives such as the Safe City Projects may be abandoned or cut back, and our financial condition and results of operations may suffer material adverse effects.

Our security and surveillance products are subject to delivery acceptance, testing and approval.

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

We sometimes extend credit to our customers in the security and surveillance business. Failure or delay in collecting trade receivables from these customers could affect our liquidity.

We extend credit to some of our customers in the security and surveillance business without requiring collateral in most cases. As a result, our claims for payment would rank as unsecured claims, which would expose us to the credit risks of our customers in the event of their insolvency or bankruptcy. Generally, our customers in the security and surveillance business pay in installments, with a portion of the payment upfront upon signing the sales contracts, a portion of the payment upon receipt of our products by our customers but before installation and a portion of the payment after installation and upon satisfaction of our customers. Sometimes, a portion of the payment may not be paid until after a certain period following the installation. As of December 31, 2010 and 2011, accounts receivable due from ASB, a distributor of our security and surveillance products, accounted for 23% and 53%, respectively, of our total accounts receivable. Net revenue generated from the same customer accounted for 5% and 12%, respectively, of our total net revenue in the same periods. We perform ongoing credit evaluations of our customers’ financial condition. Our provisions for doubtful accounts amounted to $0.4 million and $1.8 million as of December 31, 2010 and 2011, respectively. Our net working capital requirements could increase significantly if we offer longer payment terms to attract and retain large customers, including customers of our developing security and surveillance business. We may encounter further issues with or material delay in collecting accounts receivable due from our customers, which could materially and adversely affect our financial condition and results of operations.

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

We will require additional working capital to support our long-term business plan, which includes identifying suitable targets for horizontal or vertical mergers or acquisitions, fulfilling the agreements with general contractors or government agencies to provide the products and services for security and surveillance projects, constructing additional projects for research, development, production or office uses. Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our customers. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or through other sources. Additional equity financings could result in significant dilution to our shareholders and debt financing could adversely affect our earnings. If we are unable to raise additional capital, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competition on a timely basis, if at all. In addition, lack of financing could force us to substantially curtail or cease some of our projects.

Defects in our products could result in a loss of customers and a decrease in revenue, unexpected expenses and a reduction in market share.

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

Our revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from period to period. We expect that our revenue will continue to vary from period to period, making it difficult to predict our future operating results. In particular, we experience seasonality and variability in the demand for our products as our customers manage their inventories. Our customers tend to increase their inventories of our products in anticipation of the peak fourth quarter buying season for PCs and other devices into which our products are incorporated, which often leads to sequentially lower sales of our products in the first and fourth quarters. In addition, business activities in China generally slow down during the Chinese New Year period in the first quarter of each year, which may adversely affect our sales and results of operations during that period. We base our planned operating expenses in part on our expectations of future revenue. If our revenue for a particular quarter is lower than what we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which could harm our operating results for that quarter.

Additional factors that could cause our quarterly results of operations to fluctuate include:

•	the timing and volume of purchase orders and cancellations from our customers;

•	changes in manufacturing costs, including wafer, testing and assembly costs, and changes in manufacturing yields, product quality and reliability;

•	the timing and availability of adequate manufacturing capacity of the foundries we use;

•	our ability to successfully design and introduce new products, including security and surveillance products, in a timely manner that meet our customers’ needs;

•	the timing, performance and pricing of new products introduced by us and our competitors;

•	the timing and amount of operating expenses incurred by us, including cash bonuses to senior management;

•	the liquidity and cash flow of our company and our customers; and

•	changes in exchange rates, interest rates, tax rates and tax withholding.

Any fluctuations in our quarterly results of operations may affect the price of our ADSs. In future periods, the market price of our ADSs could decline if our revenue and results of operations are below the expectations of analysts and investors.

We may not be able to prevent others from the unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2011, we had 969 registered patents and 799 pending patent applications in China, 31 registered patents and 49 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan, three pending patent applications in Japan and four pending patent applications in South Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

We may face intellectual property infringement claims that could be time-consuming and costly to defend and, if successful, result in our loss of significant rights and inability to continue providing our existing products.

Our business also depends in large part on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. Also, we may be unaware of filed patent applications that relate to our products. Parties making infringement claims may be able to obtain an injunction, which could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our business and future growth depends heavily upon the continued services of our senior executives and other key employees. We rely on their expertise in research and development, business operations, sales and marketing and on their relationships with our shareholders, distributors and customers and relevant government authorities. We also rely on a number of experienced mixed-signal semiconductor designers who are difficult to find since it often requires years of experience to fully master mixed-signal design. We do not maintain key-man life insurance for any of our senior executives or other key employees. If one or more of our senior executives or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. Our business has grown rapidly. Our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

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

All share options that we initially granted to certain key employees have become vested. While we periodically grant additional share options to certain employees upon their recruitments, the numbers of options that we may grant from time to time with respect to such new hires are generally smaller comparing to our initial option grants to our key employees. Such key employees as well as our newly hired employees may leave us after the share options are fully vested, especially if the options are substantially exercised. If any member of our management team or any of our key employees leaves our company, our ability to operate our business and execute our strategy could be materially impaired. We may also incur significant costs in identifying, hiring, training and retaining replacements for departing employees. There is no assurance that we could do so at a timely manner, or at all.

If we fail to effectively manage the changes to our business brought about by growth, seasonality, and economic conditions, our business may be adversely affected.

Since 2005, we have experienced a period of rapid growth followed by a period of fluctuation that have placed, and continue to place, significant strain on our management personnel, systems and resources. To accommodate our changing needs, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. Since 2007, we have spent, and will continue to spend, a significant amount of resources on helping our company succeed in the midst of an industry-wide downturn and uncertain market conditions. All of these endeavors will require substantial management effort and skill and additional expenditures. We cannot assure you that we will be able to manage these adjustments effectively, and any failure to do so may have a material adverse effect on our business.

Future acquisitions, investments and divestitures may have an adverse effect on our ability to manage our business and may harm our operating results.

If we are presented with appropriate opportunities, we may acquire complementary technologies, businesses or assets. We may also consider divesting certain of our business operations to the extent our management deems it to be in the best interest of our shareholders and company. Future acquisitions, investments and divestitures would expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenue or cost savings associated with such acquisitions, investments or divestitures. Any difficulties encountered in the integration and divestiture process may have an adverse effect on our ability to manage our business. We have made and may continue to consider making strategic divestitures. To concentrate more on our security and surveillance business, we disposed of certain non-core businesses, including our IC businesses and our mobile-phone multimedia processor businesses in 2010 and 2011. We plan to allocate additional resources to the design and development of security and surveillance products. There’s no assurance that the business divestiture may be completed as expected, or the projected cost savings and other benefits of such divestiture may be realized to our benefit, on a timely basis, or at all. We may also experience business interruptions in case the business divestiture was not executed successfully. Any negative development in this regard may have a material and adverse impact upon our business, financial condition and results of operations.

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

We are subject to risks relating to our relationships with minority shareholders of our non wholly-owned subsidiaries.

We have two significant non wholly-owned subsidiaries, Vimicro Tianjin and Visiondigi. Currently we consolidate both Vimicro Tianjin and Visiondigi as we are entitled to majority economic benefits as well as majority voting interests at the board level in both Vimicro Tianjin and Visiondigi. The constitutional documents of Vimicro Tianjin and Visiondigi require an affirmative vote of a qualified majority of the shareholders to take certain actions, which could have the consequence of slowing down the decision-making process for these non wholly-owned subsidiaries. We cannot assure you that we will maintain sound relationships with the minority shareholders of these entities. In addition, we may dispose of additional economic benefits or voting interests in any of such entities in the future. Failure to maintain relationships with the minority shareholders of our non wholly-owned subsidiaries may result in material disputes or disruption of the operations of these subsidiaries, any of which could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of its internal control over financial reporting. Our management has conducted an evaluation of our internal control over financial reporting, and concludes that our internal control over financial reporting as of December 31, 2011 is effective.

We are continuously improving our internal control over financial reporting in line with the development of our business, including the recent expansion of our operations in the security and surveillance market. However, we cannot assure you that our efforts on the improvement and development of our internal control over financial reporting will be effective or any material weaknesses in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Contractual arrangements between Vimicro China and Vimicro Hong Kong may be subject to scrutiny by the Hong Kong tax authorities and a finding that Vimicro Hong Kong owes additional taxes could substantially reduce our consolidated net income and the value of your investment.

We use Vimicro Hong Kong, a wholly-owned subsidiary of Vimicro China incorporated in Hong Kong, to facilitate a substantial portion of our overseas sales activities, primarily due to Vimicro Hong Kong’s close proximity to our clients as well as foundries and assembly and testing houses located in Taiwan and Hong Kong. Vimicro Hong Kong and Vimicro China have entered into a contractual arrangement pursuant to which Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed by Vimicro China. We could be subject to material and adverse tax liabilities if the Hong Kong tax authorities determine that such contractual arrangement for royalty payments were not entered into on an arm’s-length basis and adjust Vimicro Hong Kong’s taxable income in the form of a transfer pricing adjustment. In addition, the Hong Kong tax authorities may impose late payment fees and other penalties on Vimicro Hong Kong for underpaid or unpaid taxes. Our consolidated net income may be materially and adversely affected if Vimicro Hong Kong’s tax liabilities increase or if it is found to be subject to related fees or penalties. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

Vimicro Hong Kong’s application for claims in the future may not be successful and as a result, the penalties to those underpaid taxes might be invoked and the royalty payments to Vimicro China could be subject to withholding tax.

In September 2006, Vimicro Hong Kong lodged offshore claims for all years since its commencement of operations in 2002. Based on the territorial source principle of taxation in Hong Kong, we believe that Vimicro Hong Kong has a reasonable basis to obtain the approval for such offshore claims. If the offshore claims are approved by the tax authorities in Hong Kong, Vimicro Hong Kong will not be subject to profits taxes on its operations or withholding taxes on its royalty payments to Vimicro China. In February 2012, Vimicro Hong Kong obtained a notice of no tax adjustment for the years from 2005/06 to 2008/09 and a Notice of Revised Assessment and Refund of Tax for 2004/05 and Notice of Provision Tax for 2005/06 from the Hong Kong Inland Revenue Department. As such, Vimicro Hong Kong’s offshore claims for such periods have been accepted by the tax authorities in Hong Kong. We believe that Vimicro Hong Kong is highly likely to obtain approval for its offshore claims and enjoy exemptions of profits taxes for 2009/10 and 2010/11 in Hong Kong, as there has been no change in its business model since 2009. However, we cannot assure you that Vimicro Hong Kong will be able to enjoy such favorable tax treatments. If the tax authorities in Hong Kong decline Vimicro Hong Kong’s offshore claims in the future, Vimicro Hong Kong could be required to pay unpaid or underpaid taxes and be subject to penalties, which could materially and adversely affect our business, financial condition and results of operations.

Construction delay and other risks associated with our construction projects may have an adverse impact on our business, financial condition and results of operation.

Vimicro Tianjin, one of our subsidiaries, has commenced the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions. We may have additional construction projects with significant capital expenditure requirements in the future. See “Item 4. Information on the Company—D. Property, Plant and Equipment.” We are required to obtain various governmental approvals at the different stages of our construction projects, and there’s no assurance that we will be able to obtain such approvals on a timely basis. In addition, the relevant governmental authorities may require us to make material changes to our initial designs as conditions to issue certain approvals, which may significantly increase the costs and capital requirements of our construction projects. Government authorities could also impose penalties or fines for any non-compliance issues or significant construction delays. In addition, we rely on independent contractors for the construction of these projects. The contractors may experience financial or other difficulties which may affect their ability to carry out construction work and thus delay the completion of the projects or cause us to incur additional costs. In addition, construction delays and specific site conditions at any site could affect the final cost and completion date of the projects, which may in turn disrupt our growth strategy and materially and adversely affect our operating results. An increase in the estimated or actual construction costs may require a higher capital expenditure than we had anticipated. Any such negative development could materially affect the progress of our construction projects, which in turn could have a material and adverse effect on our business, financial condition and results of operations.

If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our non-core IC businesses may fail.

In December 2010, in our effort to divest certain loss-making non-core IC businesses and related land use rights, we entered into definitive agreements to transfer all of our equity interest in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company for cash consideration, subject to obtaining necessary government approvals. Each of Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu holds land use rights to a parcel of undeveloped land that we originally planned to use for our non-core IC businesses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” We expect to obtain the government approvals and complete the registration of the transfer of our equity interest in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu by 2013, upon which we will no longer hold any equity interest in any of the three entities. These three entities are therefore recorded at their respective carrying value on our financial statements until their disposals are duly completed. The time and procedures for obtaining government approvals vary due to different local policies and conditions. If we fail to obtain the government approvals, our effort to divest the land use rights may fail and our strategy of focusing our resources on our core business lines may not materialize.

We may not be able to execute cost-control measures successfully which may adversely affect our financial condition and results of operations.

We have adopted significant measures to reduce our operating costs and expenses. These measures include adjusting staff and employee compensation and benefits and implementing general cost-control measures across our company. We expect to continue these measures. We may not achieve the expected savings on our operating costs and expenses, and we may otherwise experience significant increases in operating costs and expenses without any associated increase in revenue. A portion of our operating costs and expenses are fixed and do not change in line with the fluctuation in our revenues. As a result, our business, financial condition and results of operations may be materially and adversely affected.

In addition, if our cost-reduction measures are not executed properly, the quality of our products may be affected and our ability to generate future revenue may deteriorate. Our adjustments in staff and employee compensation and benefits may also adversely affect our ability to attract and retain key employees.

Risks Related to Our Industry

The markets in which we operate are highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The multimedia processor market and security and surveillance market are intensely competitive and are characterized by frequent technological changes and evolving industry standards. In the PC camera multimedia processor market, we face competition primarily from ALi Corporation, EMPIA Technology Inc., Sonix Technology Co. Ltd. and Sunplus Technology Industrial Corp.

A large number of companies in China also engage in the business of designing, manufacturing and installing security and surveillance products. We also face competition from international companies since China’s entry into the World Trade Organization in 2001. In the security and surveillance market, we face competitions from companies as Sony, Samsung, Texas Instruments Incorporated, NXP Semiconductors N.V., H3C Technologies Co., Ltd. and STMicroelectronics.

We expect competition to increase in the markets in which we conduct our business. Increased competition may result in price reductions, reduced margins and market share and increased marketing and research and development expenditures. Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do and may be able to respond to changing market conditions and customer requirements more quickly and effectively. We cannot assure you that we will be able to compete effectively and increase or maintain our revenue and market share in the multimedia processor market and security and surveillance market or compete successfully against our current or future competitors. If we are unable to successfully compete with existing and future competitors, our business, financial condition and results of operations could be materially adversely affected.

We are subject to rapidly declining average selling prices, which may harm our revenue and gross profit.

Semiconductor products and electronics products into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our multimedia processor products in the past to meet market demand, and expect that we will continue to face market-driven pricing pressures on our products in the short term as a result of the industry downturn and uncertain market conditions. The security and surveillance market in China is experiencing rapid growth, with increasing customer demand and intensified competition among the players in this market. As a result, we expect to face more pricing pressures on our security and surveillance products, which would require us to reduce the production costs of our existing products and develop new products with better prices in order to stay competitive. We will focus on promoting our production scale and reducing production costs in our security and surveillance business. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs.

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

The recent global economic crisis has significantly impacted our industry and the downturn may occur again in the near to medium term. The recent downturn in our industry has led to sharply diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may result in consolidations in our industry and changes in our competitive landscape. They may also reduce our revenue, cause excessive inventory, and result in material and adverse changes in our operating results.

Our business could be materially and adversely affected if we fail to anticipate changes in evolving industry standards and to develop and introduce new and enhanced products.

Our products are generally based on industry standards, which are continually evolving. Sudden changes in customer requirements and preferences, frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our products, services and systems obsolete, and may require us to incur substantial unanticipated costs to comply with any such new standards. Moreover, our past sales and profitability have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products. Our continued ability to adapt to such changes and anticipate future standards will be a significant factor in maintaining or improving our competitive position and our prospects for growth. We cannot assure you that we will be able to anticipate the evolving industry standards or that we will be able to successfully develop and introduce new products to meet the new standards. If we fail to anticipate technological change and introduce new products that achieve market acceptance, our business and results of operations could be materially and adversely affected.

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

While the Chinese economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the economic conditions in China, in the policies of the PRC government or in the laws and regulations in China, could have a material adverse effect on the overall economic growth of China or on the investment in the semiconductor industry. Such developments could lead to reduction in demand for our products and consequently materially and adversely affect our competitive position.

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

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations and circulars with equivalent effect are subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprises” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and relevant local authorities. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not be automatically applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China is currently recognized as a “high and new technology enterprise” under the New EIT Law which entitles Vimicro China to a preferential tax rate of 15% for three years starting from January 1, 2011. We cannot assure you that Vimicro China will continue to qualify for such status under governmental evaluations in the future. In the event the preferential tax treatment for Vimicro China is discontinued, it will become subject to the standard PRC enterprise income tax rate, which could materially increase our tax obligations.

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

Future movements in exchange rates between the U.S. dollar and the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 30% appreciation of the RMB against the U.S. dollar since the introduction of new policy.

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws, and our PRC subsidiaries, including Vimicro China, are foreign-invested enterprises. Various regulations in China restrict or prevent foreign-invested entities from holding certain licenses required to operate value-added telecommunications business, including wireless value-added telecommunications business. In light of these restrictions, we rely on Vimicro Sky-Vision to hold and maintain the permits and licenses necessary to operate our wireless value-added telecommunications business in China. We do not possess any equity interest in Vimicro Sky-Vision, but we receive certain economic benefits from it through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with each of Vimicro Sky-Vision’s shareholders, which provide us with substantial control over Vimicro Sky-Vision. For a description of these contractual arrangements with Vimicro Sky-Vision and its shareholders, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.”

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

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or if we fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including but not limited to imposing fines, issuing rectification orders, confiscating our income, revoking Vimicro China’s or Vimicro Sky-Vision’s business and operating licenses, requiring us to restructure the relevant ownership structure or operations or requiring us to discontinue all or any portion of our wireless value-added telecommunication business. We did not derive any revenues from our wireless value-added telecommunications business in 2011.However, any of the foregoing actions undertaken by relevant regulatory authorities could cause significant disruption to our wireless value-added telecommunications business operations.

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

As required by applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. On January 8, 2009, the State Administration of Taxation, or SAT, issued the Implementation Measures of Special Tax Adjustments (Provisional), which reinforces its supervision on transfer pricing. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Vimicro China and Vimicro Sky-Vision, if any, do not represent an arm’s-length price, and adjust Vimicro Sky-Vision’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Vimicro Sky-Vision, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees, fines, or revocation of business licenses and other penalties on Vimicro Sky-Vision for underpaid taxes. Our net income may be adversely affected if tax liabilities of Vimicro Sky-Vision increase or if Vimicro Sky-Vision is found to be subject to late payment fees or other penalties.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by swine flu, avian flu, SARS or another epidemic or outbreak on the economic and business climate. In 2009, an outbreak of swine flu occurred in various countries, including China. Any outbreak of swine flu, avian flu, or another epidemic in China may have a material adverse effect on our business operations, financial condition and results of operations. For instance, health or other government regulations may require temporary closure of our offices, which will severely disrupt our business operations.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures. As a result, investors may be deprived of benefits of PCAOB inspections.

Risks Related to the Shares and ADSs

We were a passive foreign investment company for the taxable year ended December 31, 2011, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2011. In addition, it is likely one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2010, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the PC camera and security and surveillance markets;

•	changes in the economic performance or market valuations of other semiconductor companies;

•	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our key personnel;

•	fluctuations of exchange rates between the RMB, the U.S. dollar and the Hong Kong dollar;

•	litigation related to our intellectual property;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

We currently have a strong cash balance; however, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue, the performance of security and surveillance projects and construction of office buildings. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure our existing shareholders that financing will be available in amounts or on terms acceptable to us, if at all.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

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

As a public company, we have incurred and will continue to incur a significantly higher level of legal, accounting and other expenses than we did as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the NASDAQ Stock Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Vimicro International Corporation. We commenced operations in 1999 through Vimicro China, a company established in China. In February 2004, we incorporated Vimicro International Corporation in the Cayman Islands as an exempted company with limited liability under the Cayman Islands laws. In May 2004, we underwent a corporate reorganization whereby all former owners of Vimicro China transferred their ownership interests in Vimicro China to Vimicro International Corporation, and Vimicro China became a wholly-owned subsidiary of Vimicro International Corporation. Following the share transfer, each former owner of Vimicro China and/or its designated nominee subscribed for the shares of Vimicro International Corporation based on such former owner’s pro rata ownership interest in Vimicro China prior to the reorganization. We completed our initial public offering on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.”

In October 1999, Vimicro China was incorporated in China as a limited liability company with an approved operating period through May 2034. We conduct substantially all of our business through Vimicro China, including research and development, administration, sales and marketing. Vimicro China currently has three directly wholly-owned subsidiaries, two non wholly-owned subsidiaries and one affiliated entity:

Wholly-owned Subsidiaries

•

Viewtel, incorporated in California, the United States, in June 1999 to keep abreast with the latest technology developments in the United States and to maintain a small team of engineers to conduct advanced research and development activities;

•

Vimicro Hong Kong, established in Hong Kong in May 2002 to facilitate our sales activities and utilization of third-party foundries and assembly and testing houses located in China, Taiwan and Hong Kong; and

•	Vimicro Beijing, established in Beijing in April 2007 as a limited liability company with an approved operating period of 20 years;

Non Wholly-owned Subsidiaries

•

Vimicro Tianjin, established in Tianjin in December 2008 to focus on the design, manufacture and sales of security and surveillance products. It is a limited stock corporation incorporated by (i) Vimicro China, (ii) the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area, or Tianjin SAMC, and (iii) the Vimicro Management Foundation, or VMF, a limited partnership established by certain members of our management and managed by Dr. Xiaodong (Dave) Yang, our director, to provide investment and consulting services. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. VMF holds a nominal ownership interest. Pursuant to agreements between Vimicro China and VMF, we obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. VMF also granted us an exclusive right to acquire from VMF the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by VMF. It is necessary for VMF to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. In 2009, Vimicro Tianjin acquired the complete ViSS business from ASB, including all equipments, inventories, business contracts, intellectual property and employees in China for a total consideration of approximately RMB56.0 million. In addition, Vimicro and ASB agreed to continue to cooperate on the related fields in the future; and

•

Visiondigi, established in Shanghai in July 2009 to focus on research and development, production and sales of network video surveillance products and solutions business. It was incorporated as a limited liability company by Vimicro China and three DSP experts, with an approved operating period of 20 years. In January 2010, Ningbo Sunny Optoelectronic Information Co., Ltd., or Ningbo Sunny, a wholly-owned subsidiary of Sunny Optical Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange, acquired a 30% equity interest in Visiondigi for a consideration of RMB20 million. In March 2010, Vimicro China exercised its options to increase its shareholding in Visiondigi to 50.95% for a consideration of RMB9.85 million. In April 2011, pursuant to an investment framework agreement previously entered into among the shareholders of Visiondigi, the aggregate shareholding of three DSP experts in Visiondigi was reduced by 7%, and the aggregate shareholding of Vimicro China and Ningbo Sunny in Visiondigi was increased by 7%. As a result, Vimicro China, Ningbo Sunny and the three individuals as a group held 53.26%, 30.85% and 15.89% of the equity interests in Visiondigi, respectively. Subsequently, Vimicro China, Ningbo Sunny and three DSP experts increased their cash contribution in April 2011 in proportion to their respective shareholding percentage in Visiondigi, with a total amount of RMB10 million ($1.5 million), of which Vimicro China contributed RMB5.3 million ($0.8 million).

Affiliated Entity

•

Vimicro Sky-Vision, established in March 2010 as a limited liability company. Zhonghan (John) Deng, our chairman and chief executive officer, and Zhaowei (Kevin) Jin, our president and chief operating officer, hold 67% and 33% of the equity interest in Vimicro Sky-Vision, respectively. We entered into a series of contractual arrangements with Vimicro Sky-Vision and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.” As a result of these contractual arrangements, Vimicro Sky-Vision became a VIE of our company, and we are considered to be the primary beneficiary of Vimicro Sky-Vision. Accordingly, we consolidated the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements. To comply with the PRC regulations that restrict foreign ownership in value-added telecommunications business in China, we conduct our wireless value-added telecommunication operations, particularly the mobile surveillance business, through Vimicro Sky-Vision.

In December 2010, in order to focus on our growing surveillance and security businesses, we disposed of our loss-making non-core IC businesses (which forms part of our multimedia processor business) to VMF Consulting Company, a related party controlled by certain members of our management team and managed by Dr. Xiaodong (Dave) Yang, one of our directors, for cash consideration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our non-core IC businesses may fail” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

In December 2011, in order to continue our efforts to focus on our core businesses, including PC multimedia processor and security and surveillance businesses, and align our resources and expenses with opportunities in our core businesses, we disposed of our loss-making mobile-phone multimedia processor business to a company newly established by our Company, VMF Consulting Company and certain related parties of the Company. The disposal transaction was completed in December 2011. For more information on these transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

As part of our efforts to further develop and ramp up our security and surveillance business, through Vimicro Tianjin, we are constructing a new facility for the research, development and production of digital high-definition security and surveillance products and solutions. For more information about this project, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

In January 2012, we incorporated Vimicro Guiyang through Vimicro Tianjin. Vimicro Guiyang is a limited liability company with an unlimited operating period. We expect that Vimicro Guiyang will focus on the design, manufacture and sales of security and surveillance products, as well as the execution and maintenance of local security and surveillance projects.

Our principal executive offices are located at 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China. Our telephone number at this address is (8610) 6894-8888 and our fax number is (8610) 6874-4075. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is (1-345) 949-8066. In addition, we have regional offices in Shanghai, Shenzhen, Nanjing, Hong Kong, Taiwan and Silicon Valley.

B.	Business Overview

Overview

We are a multimedia semiconductor and IP-based security and surveillance solution provider. We design, develop and market mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics, communications and surveillance markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We also design, manufacture and sell security and surveillance products and develop security and surveillance software in China. We conduct most of our operations in China. Although there are uncertainties with respect to China’s legal and regulatory environment, including its regulations and policies governing dividend distributions, taxes and foreign currency exchange, we believe that we benefit from our access to high-quality design talent, competitive cost environment, growing electronics design and manufacturing industries and increasingly significant domestic security and surveillance markets in China.

We are one of the leading suppliers of PC and embedded notebook camera multimedia processors in terms of the number of peripheral PC and embedded notebook cameras shipped worldwide in 2011. Our multimedia processors are incorporated into the products of the largest PC and embedded notebook camera vendors, as well as well-known notebook computer vendors, such as the largest notebook vendor in the world, a U.S. based innovative and cross-platform consumer electronics producer, and the largest personal computer maker in China.

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

Reflecting our commitment to the security and surveillance business, we are a co-founder of the Surveillance Digital Video Audio Coding Standard Working Group, or SVAC Working Group. The goals of SVAC Working Group are to develop standards for advanced audio video coding and safety system and improve synchronization among various safety and alarm systems. In December 2010, Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has already been implemented starting in May 2011. The SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China.

Founded in 1999, we began volume shipments of our mixed-signal PC and embedded notebook camera multimedia processors and security multimedia processors in September 2001 and June 2006, respectively. We have grown significantly since we introduced our first mixed-signal multimedia products in September 2001. Our net revenue increased from $52.1 million in 2009 to $76.5 million in 2010, and decreased to $63.7 million in 2011. We incurred net losses of $18.8 million in 2009, $18.6 million in 2010 and $28.2 million in 2011.

Our Solutions and Competitive Strengths

Our solutions consist of semiconductors, software and system-level reference designs. We have designed our solutions to support a broad range of standards, baseband platforms and components in order to facilitate our customers’ designs, assembly and supply chain management processes. We believe that our products and solutions, our location in China and our team of experienced managers and engineers provide us with a number of significant competitive strengths, including:

•

Expertise in Mixed-Signal, System-on-Chip Design. Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other technical challenges. Our experienced teams of mixed-signal design engineers are skilled in integrating a variety of multi-voltage, analog and digital functional building blocks in our SoC designs. Our analog circuits include analog to digital conversion, or ADC, digital to analog conversion power supply management, power amplification RF transceiver and high speed bus physical interfaces. Our digital circuits include embedded memory, micro-controller, embedded RISC CPU, DSP and dynamic power management. The high level of integration of our single-chip products delivers several benefits to our customers, including low power consumption, small size and cost effectiveness. All of our products are implemented in standard CMOS processes and manufactured using leading-edge process technologies.

•

Leading Design Capabilities in Audio, Imaging and Video Algorithms and Related Technologies. Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as WMA, AAC Plus, MIDI, MP3, MPEG2, MPEG4, H.264, WMV, real audio (RM), AVS and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding, decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation). Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, and video and audio signal reconstruction. As a co-founder of SVAC Working Group, we initiated and participated in the establishment of the core algorithm for the SVAC standard. The proprietary intelligent video analysis algorithm can fulfill functions such as image quality diagnosis, overstepping analysis, face snapshot and recognition and calculation of the number of people within a camera’s view. We also have developed the first high-precision face snapshot technology in the industry.

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

•

Extensive Network of Sales, Marketing and Customer Support Resources. We have an extensive network of sales, marketing and customer support resources, including offices in Mountain View California, Hong Kong, Taipei, Beijing, Shanghai, Shenzhen and Nanjing. We have entered into distribution and support agreements with partners whom we have trained to support our products to cover additional areas such as Japan and specific large customers in South Korea and elsewhere. We maintain an extensive technical support team in Beijing and in other cities in China to provide high-quality, low-cost support services for our global sales force.

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

•

Leading Role in Developing the SVAC Standard. We are a co-founder of the SVAC Working Group, which has developed the new national standard for SVAC that was released by Standardization Administration of China in December 2010. Prior to the SVAC standard, security and surveillance used technology from other related fields, such as broadcast industry or IT industry. However, surveillance needs more dedicated technology to function better. For example, surveillance video needs high scene fidelity since surveillance video data is increasingly processed by video analysis algorithms rather than human eyes. The SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China. The SVAC standard has been officially implemented starting from May, 2011. SVAC is the first fundamental technology that will enable surveillance’s transition from the analog world to a fully digital, high definition, open and intelligent surveillance network.

Products

For the multimedia processor businesses, we primarily design, develop and market mixed-signal multimedia processors for PC and embedded notebook cameras. We provide our customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. Our products support a broad range of standards, platforms and components in order to facilitate our customers’ designs and their assembly and supply chain management processes. To meet demand from China-based PC and embedded notebook camera manufacturers for more comprehensive system solutions to enable greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC and embedded notebook camera multimedia processors.

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

The following table sets forth major PC and embedded notebook camera multimedia processors we have developed and shipped in volume from 2007 to the year end of 2011.

Product	Features	Month Introduced(1)
VC0338	Controller chip for USB 2.0 stand-alone or notebook PC embedded cameras with high resolution (up to 5 mega pixel); supports UVC and UAC; advanced ISP; small footprint QFN package and low power design; best fitted to embedded camera applications.	September 2009

VC0347	Controller chip for USB 2.0 stand-alone or notebook PC embedded cameras with HD resolution (up to 720P or 1080P); supports UVC and UAC; supports MJPG compression; small footprint QFN package and low power design; best fitted to embedded camera applications.	July 2009

VC0345	Controller chip for USB 2.0 notebook PC embedded cameras with high resolution (up to 2 mega pixel); supports UVC; small footprint QFN package and low power design; best fitted to embedded camera applications.	January 2009

VC0361	Controller chip for USB 2.0 notebook PC embedded cameras capable of producing images of 1.3 mega pixel at 15 frames per second in the Moving Picture Experts Group, or MPEG format; supports UVC; small footprint QFN package and low power design best fit to embedded camera applications.	September 2008

VC0343	Controller chip for USB 2.0 notebook PC embedded cameras with high resolution (up to 2 mega pixel); supports UVC and UAC; small footprint QFN package and low power design best fit to embedded camera applications.	March 2008

VC0342	Controller chip for USB 2.0 PC cameras with high resolution (up to 2 mega pixel); supports mono Audio ADC for high-quality audio recording; supports UVC and UAC; small footprint QFN package and low power design best fit to embedded camera applications.	January 2008

VC0341	Controller chip for USB 2.0 PC cameras with high resolution (up to 2 mega pixel); supports UVC; small footprint QFN package and low power design best fit to embedded camera applications.	January 2008

VC0301HUVC	Controller chip for USB 1.1/2.0 PC cameras with high resolution (up to 2 mega pixel); supports UVC.	December 2007

VC0334	Controller chip for USB 2.0 PC cameras with high resolution (up to 2 mega pixel); supports UVC; supports digital microphone input; small footprint QFN package best fit to embedded camera applications.	September 2007

VC0333	Controller chip for USB 2.0 PC cameras with high resolution (up to 2 mega pixel); supports UVC; small footprint QFN package best fit to embedded camera applications.	September 2007

VC0336	Controller chip for USB 1.1/2.0 PC cameras with high resolution (up to 5 mega pixel); supports 2-channel audio ADC or 2-channel digital microphones for high-quality audio recording; supports UVC, UAC and one Parallel and one SMIA sensor interface; supports Microsoft Microphone Array (dual Mic); supports video and audio synchronization, special HW compression for 2 mega to 5 mega high speed capture.	April 2007

VC0301V	Controller chip for USB 1.1/2.0 PC cameras with high resolution (up to 2 mega pixel); supports UVC.	March 2007

VC0332	Controller chip for USB 1.1/2.0 PC cameras with high resolution (up to 2 mega pixel); supports mono audio ADC for high-quality audio recording; supports UVC and UAC.	February 2007

VC0331	Controller chip for USB 1.1/2.0 PC cameras with high resolution (up to 2 mega pixel); supports UVC; small footprint QFN package best fit to embedded camera applications.	February 2007

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2009, 2010 and 2011, we shipped 36.7 million, 56.6 million and 44.4 million units, respectively, of PC and embedded notebook camera multimedia processors. Our PC and embedded notebook camera multimedia processors have been incorporated into PC and embedded notebook cameras sold by leading PC and embedded notebook camera vendors, including Logitech and other major global brands.

Security and Surveillance

Our main products in the security and surveillance segment include video recorder, IP camera and security platform. The following table sets forth the features of our video recorder products (including NVR and SVR) from 2009 to the year end of 2011.

Product	Features	Month Introduced(1)
SVR 3300	A high-end product in video surveillance hardware. It utilizes all-in-one management equipment that is tailored for mid to small sized security surveillance systems. It is a highly reliable, multi-functional, digital-analogue integrated management system that offers analogue video coding, digital video access, video hardware coding embedded, TV wall control, professional high hardware video storage, and a customized surveillance equipment platform. It integrates the analogue video encoding D1, a single device can achieve a 90-way D1 encoding and 38-way digital video access management.	December 2010

NVR 2100	An intermediate level new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance. It is a full-HD, high-capacity, hardware-based, multi-functional, and highly reliable integrated machine. NVR 2100 supports various resolutions, including: 1080p, 1080i, 720p, D1, and CIF. It is suitable for various configurations of Megapixel HD network camera access and management. It has 64-way equivalent D1 format video signaling access power.	November 2010

SVR 3100	A high-end product in video surveillance hardware. It utilizes all-in-one management equipment that is tailored for mid to small sized security surveillance systems. It is a highly reliable, multi-functional, digital-analogue integrated management system that offers analogue video coding, digital video access, video hardware coding embedded, TV wall control, professional high hardware video storage, and a customized surveillance equipment platform. It integrates the analogue video encoding D1, a single device can achieve a 30-way D1 encoding and 64-way digital video access management.	September 2010

NVR 2200	A high-end new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance. It is a full-HD, high-capacity, hardware-based, multi-functional, and highly reliable integrated machine. NVR 2200 supports various resolutions, including: 1080p, 1080i, 720p, D1, and CIF. It is suitable for various configurations of Megapixel HD network camera access and management. NVR 2200 can support max 16-way concurrent 1080p access and max 32 way 720p HD access. It has 128-way equivalent D1 format video signaling access power and 200-way equivalent D1 format video signaling transferring power.	June 2010

(1)	“Month introduced” means the month during which we began shipments of the product.

The following table sets forth the features of our IP camera products from 2009 to the year end of 2011.

Product	Features	Month Introduced(1)
VS-IPC6092	A new generation High Definition IP camera. It adopts a 1/2.7 inch CMOS sensor and supports H.264 video coding, with up to Full HD (1920x1080) resolution. Its dual-stream transmission can be used for long distance PC access or mobile phone access. By configuring a high-performance image processor, VS-IPC6092 can integrate the functions of video recording and monitoring with internet connectivity and scalability. VS-IPC6092 supports linkage alarm, remote user snapshots and storing video to a remote PC; supports two-way audio, front-end storage; can head through the standard RS485 interface access, suitable for indoor surveillance applications. VS-IPC6092 adopts an open system, and its integrated alarm input / output interface can provide a flexible security system integration extended application platform that enables users to maximize the integration of its intelligent security solutions and have access to more comprehensive security protection.	July 2011

VS-IPC6091	The first IP camera supporting the Chinese SVAC standard. It adopts 1/2.7 inch CMOS sensor and supports H.264/SVAC video coding. Its dual-stream transmission can be used for long distance PC access or mobile phone access. By configuring a high-performance image processor, VS-IPC6091 can integrate the functions of video recording and monitoring with internet connectivity and scalability. VS-IPC6091 supports linkage alarm, remote user snapshots and storing video to a remote PC; supports two-way audio, front-end storage; can head through the standard RS485 interface access, suitable for indoor surveillance applications. VS-IPC6091 adopts an open system, and its integrated alarm input / output interface can provide a flexible security system integration extended application platform that enables users to maximize the integration of its intelligent security solutions and have access to more comprehensive security protection.	June 2011

VS-IPC6052	A new generation IP camera. It adopts 1/4 inch CMOS sensor and supports H.264 video coding. Its dual-stream transmission can be used for long distance PC access or mobile phone access. By configuring high-performance image processor, VS-IPC6052 can integrate the functions of video recording and monitoring with internet connectivity and scalability. VS-IPC6052 supports linkage alarm, remote user snapshots and storing video to a remote PC; supports two-way audio, front-end storage; can head through the standard RS485 interface access, suitable for indoor surveillance applications. VS-IPC6052 adopts an open system, and its integrated alarm input / output interface can provide a flexible security system integration extended application platform that enables users to maximize the integration of its intelligent security solutions and have access to more comprehensive security protection.	November 2010

(1)	“Month introduced” means the month during which we began shipments of the product.

The following table sets forth the features of our security platform from 2009 to the first quarter of 2012.

Product	Features	Month Introduced(1)
ViSS R3.1	ViSS release 3.1 is the state-of-art IP video surveillance software, which offers video monitoring, sophisticated centralized management of users, configurations and alarm management. It adopts SIP protocol, which is widely used in China Mobile operator networks, and closely integrates with video analytics and NVR. ViSS R3.1 has a wide array of impressive features to cover customer surveillance needs. It acts as the core of a customer’s surveillance system, connecting all the hardware.	October 2011

ViSS R2.15	ViSS release 2.15 is a carrier-grade security platform that provides remote collection, transferring, storage, processing of images, sounds and other alarm signals for users based on Broad Band Network. R2.15 has scalable, redundancy architecture and can be used to construct key security applications and closely integrates with video analytics module. It also receives certifications from China Telecom and China Unicom for deployment in the Safe-City project.	July 2011

Intelligent video analysis system	a network-based surveillance system that analyzes live digital video stream. Behavior analysis focuses on identifying and tracking the movements of objects. Behavior analysis has a great variety of applications, such as in detecting trespassing, theft and littering. Video quality analysis is to detect camera malfunctions by measuring the image quality. With the help of centralized administration user interface display of information, security react swiftly to alarms.	April 2011

ViSS R3.0	ViSS release 3.0 is the state-of-art IP video surveillance software, which offers sophisticated centralized management of users, configurations and video monitoring. It adopts SIP protocol, which is widely used in China telecom operator networks, and closely integrates with video analytics. ViSS R3.0 has a wide array of impressive features to cover customer surveillance needs. It acts as the core of a customer’s surveillance system, connecting all the hardware	February 2010

ViSS R2.10	a carrier-grade security platform that provides remote collection, transferring, storage, processing of images, sounds and other alarm signals for users based on Broad Band Network. R2.10 has scalable, redundancy architecture and can be used to construct key security applications. It also has been certified by China Telecom and China Unicom for deployment in the Safe-City project.	November 2009

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2011, we derived approximately $16.8 million in net revenue from sales of security and surveillance products, which represented approximately 26% of our total net revenue. We have introduced other surveillance products, including digital surveillance cameras, surveillance system and management software, network cameras, network speed domes, digital video encoders, recorders and servers and software applications. Following a business restructuring in December 2010, we ceased offering certain multimedia processors for home TV cameras under our advanced multimedia product line, including VC0702, VC0703, VC0705 and VC0706, which belong to the non-core IC business that we divested. We ceased to offer mobile phone multimedia processors as a result of our business divestiture of related assets and operations in December 2011.

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

Multimedia SoC Design and Video, Imaging, Audio and Graphic Technologies

Our team of designers has extensive experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG, H.264 and JPEG. This enables us to integrate multiple multimedia functions into a single semiconductor product. We have created sophisticated high performance signal processing algorithms for various stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation).

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

Surveillance Video and Audio Coding (SVAC) standard

We are a co-founder of the SVAC Working Group, which has developed the new national standard for SVAC that was released by the Standardization Administration of China in December 2010. Prior to the SVAC standard, security and surveillance used technology from other related fields, such as the broadcast industry or IT industry. However, surveillance needs more dedicated technology to function more effectively. For example, surveillance video needs high scene fidelity since surveillance video data is increasingly processed by video analysis algorithms rather than human eyes. The SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China. The SVAC standard has been officially implemented starting from May, 2011. SVAC is the first fundamental technology that will enable surveillance’s transition from the analog world to a fully digital, high definition, open and intelligent surveillance network.

Scene-based Image Processing Technology

We have launched a scene-based, high-fidelity image processing technology for the surveillance market. This new technology has been adopted by the Chinese National Standard for Technical Specification of SVAC. Our SVAC-enabled digital multimedia processor is designed with low-power and configurable multi-core architecture that substantially boosts the performance of video surveillance systems and improves security capabilities.

Core Chip Technology

Utilizing our digital-multimedia core chip technology, we have been focusing on development and innovation of our security and surveillance business line. We have invested significant resources in the research and development of our security and surveillance business, in order to quickly adapt to the evolving industry standards and respond to customers’ demand for intelligent high-definition digital-core security and surveillance solutions. Our VC0356 Series Multi-Media Image Processor Core Chip released in June 2010, which was designed specifically for both PC cameras and notebook cameras and that can be used in the security and surveillance industry, is expected to become a widely used new generation DSP chip for IP surveillance cameras. This core chip utilizes our self-developed intelligent visual calculation analysis technology, which provides a technological platform for facial recognition, behavioral analysis, high-definition facial image capture and single frame subject number calculation. Our advanced core chip technology is fully integrated with our IPC, DVS, HVR, SVR, NVR board designs and our ViSS software platform, creating a competitive advantage for our full range of products, from front end IP camera to back end NVR and from basic D1 to 1080P high-definition products.

Key Technology in Printed Circuit Board

We possess sophisticated printed circuit board design capabilities for IP camera, DVS, HVR, SVR and NVR. We are the first manufacturer in the industry to fulfill above 32-channel analog/digital mixed video recording and management technology in China.

Video Management Software Technology

We offer video management software, including a carrier-grade ViSS security platform that offers sophisticated centralized management of users, configurations and video monitoring, customized versions for various industries and diversified 3G terminal applications. Our video management software adopts SIP protocol, which is widely used in China telecom operator networks, and closely integrates with video analytics. It acts as a core piece that connects the hardware in a surveillance system and has a wide array of advanced features to cover customers’ surveillance needs.

Customers and Distributors

A small number of customers and distributors have historically accounted for a substantial portion of our net revenue. In 2011, sales to our top five and top ten customers and distributors collectively accounted for approximately 79.7% and 86.6%, respectively, of our net revenue for the year. In particular, Fuwei Technology Co., Ltd., one of our major China-based distributors for our multimedia processor business, accounted for approximately 18% and 52% of our net revenue in 2010 and 2011, respectively. As of December 31, 2010 and 2011, accounts receivable due from ASB, a distributor of our security and surveillance products, accounted for 23% and 53%, respectively, of our total accounts receivable. We are exposed to risks relating to a concentration of sales to a limited number of customers and distributors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are dependent on a limited number of customers” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We sometimes extend credit to our customers in the security and surveillance business. Failure or delay in collecting trade receivables from these customers could affect our liquidity.”

Multimedia Processor Business

Many of the leading brand owners in our target multimedia processor markets use ODMs, which are companies that specialize in the design and manufacture of products for brand owners. Accordingly, a significant portion of our revenue is derived from our sales to ODMs, who incorporate our multimedia processors into end products that they supply to brand owners. Our major ODM customers include Akkord International Limited and Namuga Co. Ltd. We also sell our products to distributors, to original equipment manufacturers, or OEMs, who incorporate our multimedia processors in their end products, and to design houses and module manufacturers. In most cases, we ship products to and receive payments directly from distributors and ODMs rather than brand owners for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with brand owners that our multimedia processors are incorporated in their end products.

Our representative customers and distributors in the PC and embedded notebook camera markets in 2011 are Hanvision Electronics Co., Ltd., Tomen Electronics Corporation, Tuoye Co., Ltd., Logitech Technology (Suzhou) Co., Ltd., Polar Star International Co., Ltd., Fuwei Technology Co., Ltd., Di An Jie Technology Co., Ltd.

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

Multimedia Processor Business

Our time-to-market typically ranges from three to six months for our PC and embedded notebook camera multimedia processors and may be significantly longer for first-time customers.

We sell our products through both our direct sales force and distributors. Our direct sales staff is located in Beijing, Shanghai, Shenzhen, Tianjin and Taipei, covering major regional markets in mainland China, Taiwan, Japan and South Korea. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized distributors and representatives also play important roles in our sales, in particular in the Taiwanese, South Korean and Japanese markets, where many of our principal customers are located. We intend to expand our sales and marketing network to develop new customers in Asia. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales.

The following table sets forth our net revenue by country of domicile of the entity that recorded the revenue for the periods indicated.

	Years ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Net Revenue:
Mainland China	3,318	8,937	16,694
Hong Kong	48,796	67,522	46,962

Total net revenue	52,114	76,459	63,656

Substantially all of our customers are based in Asia. We anticipate that most of our revenues will continue to be derived from sales to our customers in Asia. However, we believe that a significant number of PC and embedded notebook cameras designed and manufactured by our customers are sold to end users outside of the Asia-Pacific region. We offer credit terms to attract and retain large customers.

We engage in marketing activities such as attending conferences and exhibitions and participating in industry specific organizations to promote our products and brand name. We were a founding member of MultiMedia Telecommunications Association, or MMTA, which was established in October 2004 by leading participants in China’s telecommunications industry, such as China Mobile, China Unicom, China Telecom, China Netcom, Huawei Technologies Co., Ltd. and ZTE Corporation, to promote domestic and international technical innovation and standards and to promote 3G applications in China. MMTA has established a number of key working groups focusing on developing and promoting industry standards in areas such as streaming technology, mobile TV, DRM and mobile surveillance.

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

Security and Surveillance Business

We sell most of our security and surveillance products and services through our extensive distribution network in China. We have approximately 144 sales personnel in our security and surveillance business. We divide our market by geographic regions and industries. Each region or industry is managed by a marketing manager who is responsible for technical support, management and client relations within the region or industry. In addition to our own sales and marketing force, we have established close relationships with a number of sales agents in order to take advantage of their regional resources and provide products and services that are tailored to the needs of our customers in those regions. We also market and promote our products by attending industry exhibitions and advertising our products in industry magazines and periodicals.

We are a co-founder of the SVAC Working Group, which has developed the new national standard for SVAC that was released by Standardization Administration of China in December 2010. The SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China. The SVAC standard has been officially implemented starting from May 1, 2011.

Manufacturing

Multimedia Processors Business

We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. By utilizing third-party foundries to produce silicon wafers for our multimedia processors, we are able to focus more of our resources on product design and eliminate the high cost of building and operating advanced semiconductor fabrication facilities. The bulk of our multimedia processors are manufactured with 0.18 micron, 0.13 micron and 65 nanometer CMOS process technologies. We periodically negotiate with these third-party foundries to establish price, volume, timing and other terms.

We have historically purchased substantially all of our silicon wafers from TSMC in Taiwan, and SMIC, in China, both of which are leading foundries in the world. We usually order sufficient processors each quarter in advance to ensure that we have sufficient supply to support our current and planned sales growth. As the price of our raw materials has been stable in recent years and due to our long-term relationships with these foundries, we have enjoyed consistent pricing in the past. We have the ability to negotiate our price each quarter or every half year when we order our products for the subsequent quarter. We work closely with these foundries in order to achieve high manufacturing yields in the fabrication process, which is an important aspect of our cost containment efforts.

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

Quality Assurance

For multimedia processor products, we focus on product quality through all stages of the design and manufacturing process. Our designs are subject to extensive circuit simulation before being committed to test manufacture. In an effort to reduce production costs, we commit a new product to volume production only after sample wafers are fabricated and sample processors are manufactured, packaged and tested. We qualify each of the foundries and assembly and testing companies we use through a series of industry standard product stress tests, as well as an audit and an analysis of their quality assurance systems and, in the case of foundries, their manufacturing capability. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from these foundries and assembly and testing companies. We closely monitor foundry production for consistent quality and reliability. We have been certified with ISO 9001 for the quality system used in manufacturing our multimedia processor products.

For product quality standardization and quality improvements of our security and surveillance products, we closely monitor the production process through all stages of the design and manufacturing process. We monitor and test product functionality to ensure that the products will satisfy the customers’ demands. We have also developed a system to manage the documentation of the production cycle, including documentation from the suppliers’ management, documentation from raw material, manufacturing and assembly testing, documentation relating to product performance inspection, documentation relating to product aging evaluation, as well as documentation relating to the quality of finished products to be delivered. We are ISO 9001 certified for our quality system and CQC certified for product safety.

Intellectual Property

We design substantially all of our multimedia processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. As of December 31, 2011, we had 969 registered patents and 799 pending patent applications in China, 31 registered patents and 49 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan, three pending patent applications in Japan and four pending patent applications in South Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our multimedia processors.

As of December 31, 2011, we registered 74 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

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

In the PC camera multimedia processor market, we face competition primarily from ALi Corporation, EMPIA Technology Inc., Sonix Technology Co., Ltd. and Sunplus Technology Industrial Corp. We also face competition from large, diversified semiconductor vendors such as Realtek and Ricoh.

In the security and surveillance market, competition is largely based on price, product quality, distribution capability and after-sales services. The security and surveillance industry in China is highly competitive, with a large number of domestic players engaging in the business of designing, manufacturing and installing security and surveillance products. We also face competition from international companies since China’s entry into the World Trade Organization in 2001. Due to the rapid growth of the market and increasing demand for customized products, we believe that the security and surveillance market in China will remain competitive with a large number of companies offering differentiated products targeting different customers.

A significant part of security and surveillance market involves video capturing, compression, transmission, storage, processing, display and video analysis. Leveraging our multimedia technologies, we have expanded our business into the security and surveillance market, where we face competition mainly from companies such as Sony, Samsung, Texas Instruments Incorporated, NXP Semiconductors N.V., Hikvision, H3C Technologies Co., Ltd. and STMicroelectronics.

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

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

On June 24, 2000, the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, research and development, income distribution, human resources, government purchase and export-related matters concerning integrated circuit design enterprises, or ICDEs.

On October 10, 2010, the State Council issued the Decision on Accelerating the Fostering and Development of Strategic Emerging Industries, or the Decision. The Decision sets forth that the integrated circuit industry is a core fundamental industry and the State will focus on the development of the integrated circuit industry.

On January 28, 2011, the State Council promulgated the Several Policies to Further Encourage the Development of the Software and Integrated Circuit Industry, or the New IC Policies. The New IC Policies further strengthen the support for the software industry and the integrated circuit industry and provide for specific preferential policies and measures for ICDEs covering, among other things, tax, investment, financing, research and development, and import and export. Under the new IC Policies, value-added tax, or VAT, preferential treatment will continue to apply, and eligible ICDEs will be exempted from business tax subject to specific regulations to be issued by the Ministry of Finance and the SAT. Furthermore, qualified ICDEs are entitled to additional preferential enterprise income tax treatment. In addition, the New IC Policies encourage and support the integration within the software and integrated circuit industries and the cross-district restructuring, mergers and acquisitions.

We conduct our integrated circuit design in China through Vimicro China, which holds an ICDE approval from MIIT, and is eligible for preferential tax treatment under PRC laws relating to ICDEs as described below.

Accreditation of ICDEs

Only duly accredited ICDEs may qualify for preferential industrial policies. Pursuant to a policy entitled Administration of the Accreditation of Integrated Circuit Design Enterprises and Products Procedures, jointly issued by MIIT and the SAT, on March 27, 2002, in order to obtain accreditation, an ICDE must (i) be a legally established enterprise whose principal business is integrated circuit design; (ii) possess adequate production and quality assurance capabilities; and (iii) generate at least 30% of its total annual revenue from the design of integrated circuit products. To be accredited as an ICDE, enterprises should file an application to the local bureaus of SAT for review and such application shall be submitted to SAT for approval. The accreditation will be conducted by an institution jointly appointed by SAT and MITT. Documents in connection with such application shall also be submitted to China Semiconductor Industry Association, one of the qualified institutions to conduct the accreditation of ICDEs as designated by MIIT, or its local bureaus for registration.

On June 30, 2004, MIIT and the SAT jointly issued a notice to modify the accreditation procedure. According to such notice, MITT has replaced SAT as the sole authority to designate accreditation institutions of ICDE. Enterprises should file an application with the designated institution for accreditation of ICDE, and then submit the opinion issued by such institution to MITT for final approval.

Encouragement of Foreign Investment in ICDEs

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries (amended in 2011) jointly promulgated by the National Development and Reform Commission, which became effective on January 30, 2012, semiconductor design is among the industries in which foreign investment is encouraged by the Chinese government.

Preferential Taxation Policies

Under the IC Policies and the New IC Policies, ICDEs are treated as software enterprises for purposes of tax treatment.

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

An ICDE may manufacture its self-designed semiconductors overseas if it is not able to manufacture them in China. Pursuant to a notice jointly issued by the Ministry of Finance and the SAT on August 31, 2004, effective on October 1, 2004, the import-linked VAT levied on these integrated circuit products is set at 17%.

Promulgation of PRC New Income Tax Law. In March 2007, the National People’s Congress adopted the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations, and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprise” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and the taxation authorities in December 2007 and early 2008. On April 14, 2008, the Measures on the Qualification of High and New Technology Enterprises were promulgated. In accordance with these laws and rules, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not automatically be applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China was recognized as a “high and new technology enterprise” by the competent government authorities and under the New EIT Law, effective in 2008, it was entitled to a preferential tax rate of 15% for three years from January 1, 2008. Vimicro China’s application to renew its “high and new technology enterprise” status was duly approved and is currently enjoying a preferential tax rate of 15% for 2011 -2013.

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

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization, in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•

the Patent Law of the People’s Republic of China, revised at the seventh meeting of the Standing Committee of the Ninth National People’s Congress of the People’s Republic of China on August 25, 2000 and the revised implementing regulation of the Patent Law issued by the State Council on June 15, 2001, effective July 1, 2001; the third amendment of the Patent Law was adopted by the People’s Congress on December 27, 2008 and became effective on October 1, 2009 and the amended implementing regulation of the Patent Law was issued by the State Council on January 9, 2010, effective on February 1, 2010;

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

In addition, under SAFE’s Circular 75, which became effective on November 1, 2005, PRC subsidiaries controlled by offshore special purpose companies beneficially owned by PRC shareholders may be prohibited from making distributions of profits to their offshore parent companies or paying the offshore parent companies proceeds from any reduction in capital, share transfer or liquidation, unless PRC shareholders with a direct or indirect stake in such offshore parent companies make the required SAFE registrations.

SAFE Registration Relating to the Establishment of Offshore Special Purpose Companies and Round-trip Investment by PRC Residents

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective as of November 1, 2005.

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

On May 20, 2011, SAFE promulgated Circular 19, effective on July 1, 2011, which provides new operating instructions relating to Circular 75. As an implementing guidance to further clarify Circular 75, Circular 19 consists of three major sections detailing, inter alia, foreign exchange registration procedures and requirements in relation to (i) the establishment of special purpose vehicle and other offshore entities by domestic resident individuals and round-trip investment by such special purpose vehicles and offshore entities, (ii) foreign-invested enterprises, and (iii) outbound investment by domestic entities.

C.	Organizational Structure

The following diagram illustrates our corporate structure, place of incorporation and ownership interest as of March 31, 2012:

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

Our principal executive offices are located on premises comprising approximately 9,101 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen, Nanjing, Tianjin, Hong Kong, Taiwan, San Diego and Silicon Valley, California. We lease substantially all of our premises from unrelated third parties. We currently lease approximately 6,659.36 square meters of space in Tianjin as manufacturing facilities and office building for our security and surveillance business. We believe that we will be able to obtain adequate facilities, either at research and development centers that are currently under construction and will be available for future use or leasing of appropriate properties, to accommodate our future expansion plans. In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the land use right for approximately 5,046.52 square meters of land from Beijing local government. Upon acquisition of the land, Vimicro China shall be responsible at its own cost for the land grounding work (including the relevant removal and relocation work) and infrastructure construction work (including the relevant construction of access to road, water, electricity, telecommunication, gas, etc.). The land will be the site of a new office building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use right is RMB39.1 million ($6.2 million). Pursuant to an agreement entered into in December 2006 between Vimicro China and Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, the former holder of this land use right, Vimicro China shall transfer 35% of the total construction area of the same developed property to Xinhua Agricultural as compensation in kind for the expropriation of the land upon completion of the construction of the office building. The proposed project is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. We submitted the application to land certificate and expect to obtain it in 2013 before the commencement of construction. It is estimated that the construction of this new building will be commenced in 2013.

In May 2009, Vimicro Tianjin obtained the land use right for a parcel of land with a gross land area of 34,418 square meters in Tianjin Economic Technology Development Area from the local governmental authority in Tianjin. Vimicro Tianjin is in the process of developing a project for the research, development and production of digital high-definition security and surveillance products and solutions on the land. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” We expect to complete the project in 2012. We may plan for additional development projects on this parcel of land based on our operational needs. We are exposed to the risks associated with construction projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Construction delay and other risks associated with our construction projects may have an adverse impact on our business, financial condition and results of operation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The development and ramping-up plan of our security and surveillance operations involves risks.”

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

We currently derive a significant majority of our revenue from sales of mixed-signal PC and embedded notebook camera multimedia processors and other new mixed signal products. In the future, we expect to derive an increasing percentage of our revenue from security and surveillance products and solutions based on core technologies we have developed in response to market demand. Our security and surveillance business started generating revenue in the fourth quarter of 2009 and contributed $7.8 million of net revenue in 2010 and $16.8 million of net revenue in 2011. In 2010, to effect our disposal of non-core IC businesses, we disposed of the 95% equity interest in Vimicro Wuxi to VMF Consulting Company, a related party. In addition, in December 2011, we disposed of our mobile-phone multimedia processor business to a company newly established by our Company, VMF Consulting Company and certain other related parties of the Company.

We generated net revenue of $52.1 million, $76.5 million and $63.7 million in 2009, 2010 and 2011, respectively. Our gross profit amounted to $16.9 million, $25.3 million and $20.7 million in 2009, 2010 and 2011, respectively. We incurred a net loss of $18.8 million, $18.6 million and $28.2 million in 2009, 2010 and 2011, respectively. Fluctuations in our operating results make the prediction of future operating results difficult. We believe that period to period comparisons of operating results should not be relied upon as indicative of future performance.

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

Product Mix and Pricing. As part of our growth strategies and in order to continue our efforts to focus on our core business and align our resources and expenses with opportunities in our core businesses, we disposed of the loss-making IC business in 2010 and mobile phone multimedia processor business in 2011. We plan to allocate additional financial and other resources for the development of our security and surveillance business. Such efforts could significantly change our product mix, which in turn could further affect our financial condition and results of operations. We ceased to generate revenue from the disposed businesses and expect revenues from the security and surveillance business to grow in the near future. Our business and growth significantly depends on the demand for our products as well as our ability to sell our products to our customers, which in turn could be affected by, among other factors described below, the general conditions in the industry in which we operate.

In addition, our gross profit margins have historically fluctuated and are expected to continue to fluctuate due to several factors, including changes in our product mix, the per-unit cost and the average selling price for our products. We expect to continue to face price pressure for our products as average selling prices for semiconductor products generally decline over time. However, the price decline may be mitigated by our developing and marketing successive generations of products with lower unit costs than prior generations. In order to maintain or improve our gross profit margins, we need to continue to introduce new, lower cost products, increase sales volumes and reduce unit costs.

Research and Development. In order to increase our sales and gross profit margin, we have invested significant resources in research and development to enhance our technology and improve and develop products. In 2009, 2010 and 2011, our research and development expenses amounted to $16.9 million, $19.6 million and $21.3 million, representing 32.5%, 25.7% and 33.5% of our net revenue, respectively. We expect that our research and development expenses to continue to increase as we develop new products and increase the headcount for our new security and surveillance business.

Time-to-market of Our Products. Multimedia processors are characterized by a lengthy time-to-market, which is the interval between product development and initial volume sales. The time-to-market typically ranges from three to six months for our PC and embedded notebook camera multimedia processors and may be significantly longer for first-time customers. Our lengthy time-to-market makes it difficult for us to forecast our revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product.

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

Ability to Control Operating Expenses. We strive to control our operation expenses. Our operating expenses increased from $31.6 million in 2009 to $35.4 million in 2010 and to $53.5 million in 2011. As we have expanded in the growing security and surveillance business, our operating expenses, particularly those incurred in connection with our research and development activities, have increased and we expect the expenses will continue to increase over time. In addition, as most of our operating expenses are denominated in RMB, we expect our operating expenses to continue to increase if the RMB continues to appreciate against the U.S. dollar, our reporting currency.

Discussion of Segment Operations

Historically, we managed our business as a single operating segment of providing multimedia semiconductors and solutions. We commenced our security and surveillance business in 2009. In order to better manage and measure the performance of different lines of businesses, we have managed our operations through the following two operating segments since 2009:

•	multimedia processors segment, which refers to entities that have been primarily engaged in the design, manufacture and sale of multimedia processors; and

•

security and surveillance products segment, which refers to entities that have been primarily engaged in the design, manufacture and sale of security and surveillance. We established Vimicro Tianjin to focus on the design, manufacture and sale of security and surveillance products in December 2008. In September 2009, Vimicro Tianjin acquired from ASB the ViSS business, a leading security and surveillance solution provider in the telecommunication market. In July 2009, Vimicro China established Visiondigi in Shanghai to focus on network video surveillance products and solutions. We expect that security and surveillance product segment will continue to grow and will represent a greater portion of our revenue and cost of goods sold in the future.

The two segments are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We do not allocate operating expenses among our products and no measure of assets by segment is used by chief operating decision maker. The following table sets forth our net revenues, costs of revenue and gross profits by operating segment for the periods indicated.

	For the Year ended December 31
	2009(1)(2)	2010(1)(2)	2011(2)
	(in thousands of U.S. dollars)
Net Revenue
Multimedia processors	49,968	69,146	47,857
Security and surveillance products	2,165	7,839	16,767
Intersegment elimination(3)	(19)	(526)	(968)

Total net revenue	52,114	76,459	63,656

Cost of Revenue
Multimedia processors	33,892	45,449	30,714
Security and surveillance products	1,310	6,221	13,186
Intersegment elimination(3)	(19)	(553)	(968)

Total cost of revenue	35,183	51,117	42,932

Gross profit
Multimedia processors	16,076	23,697	17,143
Security and surveillance products	855	1,618	3,581
Intersegment elimination(3)	—	(27)	—

Total gross profit	16,931	25,342	20,724

(1)	Figures in 2009 were retrospectively adjusted to reflect the disposal of our non-core IC businesses in December 2010. Results of such disposed businesses are presented under “discontinued operations,” except with respect to the entities to be disposed which holds certain related property interests. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our non-core IC businesses may fail” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

(2)	Figures in 2009 and 2010 were retrospectively adjusted to reflect the disposal of our mobile-phone multimedia processor business in December 2011. Results of such disposed businesses are presented under “discontinued operations.” See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
(3)	Intersegment elimination relates to our intra-group sales of security and surveillance products.

Overview of Financial Results

We evaluate our business using a variety of key financial measures discussed below.

Net Revenue

We generate revenue from sales of a variety of mixed-signal multimedia processors for PC and embedded notebook cameras, security and surveillance products and other related products. Our net revenue is presented after a deduction of business taxes and related surcharges incurred in connection with our operations in China. The following table sets forth our net revenue derived from various business lines, in amounts and as percentages of total net revenue for the periods indicated.

	For the Year Ended December 31,
	2009 (1)(2)		2010(1)(2)		2011(2)
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In thousands of U.S. dollars, except percentages)
Net revenue:
Multimedia processor segment
PC and embedded notebook camera multimedia processors	36,802	70.6	52,999	69.3	41,535	65.2
Image sensors	12,101	23.2	14,666	19.2	5,439	8.5
Other products	1,065	2.0	1,481	1.9	883	1.4
Sub-total	49,968	95.8	69,146	90.4	47,857	75.1

Security and surveillance products segment	2,165	4.2	7,839	10.3	16,767	26.3

Intersegment elimination(3)	(19)	—	(526)	(0.7)	(968)	(1.4)

Total net revenue	52,114	100.0	76,459	100.0	63,656	100.0

(1)	Figures in 2009 were retrospectively adjusted to reflect the disposal of our non-core IC businesses in December 2010. Results of such disposed businesses are presented under “discontinued operations,” except with respect to the entities to be disposed which holds certain related property interests. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our non-core IC businesses may fail” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
(2)	Figures in 2009 and 2010 were retrospectively adjusted to reflect the disposal of our mobile-phone multimedia processor business in December 2011. Results of such disposed businesses are presented under “discontinued operations.” See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
(3)	Intersegment elimination relates to our intra-group sales of security and surveillance products.

Cost of Revenue and Gross Profit

Our cost of revenue primarily consists of costs associated with fabrication of wafers, assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks, tooling and costs of third-party products that we sell to our customers, the cost of hardware and software, installation and other services and warranty costs. As we do not have long-term, fixed supply agreements with third-party foundries and assembly and testing companies, our costs for wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market.

In 2009, 2010 and 2011, cost of revenue was $35.2 million, $51.1 million and $42.9 million, respectively, and gross profit margin was 32.5%, 33.1% and 32.6%, respectively.

Semiconductor products and electronic devices into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market-driven pressures on the pricing of our products in the future. In particular, the Chinese security and surveillance market has entered into a period of rapid growth evidenced by increasing market demand and increasing number of competitors that heavily invest in this industry. As a result, the pricing pressure is expected to become more intensive in the future. We plan to focus on improving the scale of production and improving production efficiency in our security and surveillance business. In addition, we expect to realize relatively higher levels of pricing for any new or enhanced products we may introduce from time to time. However, there’s no assurance that we may do so on a timely basis, if at all, and there is no assurance that we will be able to maintain or improve our gross profit margins in the future.

Operating Expenses

Our operating expenses primarily consist of research and development expenses, sales and marketing expenses and general and administrative expenses, each of which includes share-based employee compensation expenses as described below.

Research and Development

Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, lease expenses for occupancy associated with research and development, costs of engineering services from contractors and consultants, purchase cost of intellectual property, depreciation of engineering equipment and share-based compensation expenses.

We received grants from authorities in the PRC for our research and development activities. Such grants amounted to $1.8 million, $6.1 million and $2.7 million in 2009, 2010 and 2011, respectively. Our research and development expenses have been offset by government grants associated with particular research and development projects that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of $0.3 million, $1.6 million and $1.1 million of these grants to research and development projects in 2009, 2010 and 2011, respectively. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future.

We expect that our research and development expenses in our security and surveillance business, including, among other things, costs incurred in connection with hiring additional research and development staff and with purchasing intellectual property, will increase as we continue to develop new security and surveillance products. We intend on maintaining or controlling the research and development expenses in multimedia processor products to focus more resources on our core business lines and our growing surveillance business.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, bonuses, benefits, advertising, promotions and related costs for sales and marketing personnel, travel and other expenses related to sales and marketing activities, sales commissions to our distributors in Asia and share-based compensation expenses. We expect that our sales and marketing expenses in the security and surveillance business will increase as we hire additional sales and marketing personnel, expand our sales and marketing network to promote and sell our security and surveillance products, and engage in additional marketing and promotional activities. We intend on maintaining or controlling sales and marketing expenses in multimedia processor products to focus more resources on our core business lines and our growing surveillance business.

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs for administrative personnel, travel, lease and other expenses for general and administrative purposes, share-based compensation expenses, as well as costs for outside services, including legal and accounting services. We expect that our general and administrative expenses in the security and surveillance business will increase as we hire additional personnel and incur costs related to the anticipated growth of our surveillance business and our operations. We intend on maintaining or controlling general and administrative expenses in multimedia processor products to focus more resources on our core business lines and our growing surveillance business.

Share-based Employee Compensation

In 2009, 2010 and 2011, we recognized a total of $8.9 million, $4.0 million and $2.4 million, respectively, of share-based employee compensation expenses.

We adopted a 2004 share option plan, or the 2004 Plan, and granted a total of 2,701,200 options to our employees under the 2004 Plan in 2005. Our board of directors and shareholders also adopted a 2005 Share Incentive Plan, or the 2005 Plan. For a description of the 2004 Plan and 2005 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” As of December 31, 2009, 2010 and 2011, 17,099,152, 20,542,152 and 29,038,152 options, respectively, were granted under the 2005 Plan.

We have adopted Accounting Standards Codification, or ASC, 718 Compensation-Stock Compensation, or ASC 718, with effect from January 1, 2006, under which share-based compensation expense is determined based on the fair value of the share option as of the option grant date. We also granted restricted shares and recognized the resulting share-based compensation expenses under ASC 718. Our share-based compensation expense decreased in 2011 as compared to 2010 and 2009, as (i) all share options that we initially granted to certain key employees have become vested, and (ii) we granted less awards in 2011 compared to previous years. We may continue to grant share-based awards in the future.

As of December 31, 2011, there was approximately $1.8 million in unrecognized share-based compensation expenses related to share options under the straight-line method. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 4.2 years. As of December 31, 2011, there was $65,000 in unrecognized share-based compensation expense related to restricted shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.26 years. To the extent the actual forfeiture rate is different from original estimates, actual share-based compensation related to these awards may be different from the expectation.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the company to its shareholders.

PRC

Enterprise Income Tax. PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In March 2007, the National People’s Congress adopted the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws, administrative regulations, as well as circulars with equivalent effect, shall be subject to transitional rules to gradually change their rates to 25%. The New EIT Law and the related Implementation Rules also provide a preferential tax rate of 15% to enterprises that qualify as “high and new technology enterprises.” In accordance with the Implementation Rules of the New EIT Law, the preferential tax rate treatments granted to PRC entities that previously qualified for “high and new technology enterprises” will not automatically be applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules and relevant working guidance promulgated by the government authorities. Vimicro China is currently recognized as a “high and new technology enterprise by the relevant government authorities under the New EIT Law, and is entitled to a preferential tax rate of 15% for the three years from 2011 to 2013.

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

Value-added Tax According to PRC value-added tax policy, Vimicro China is subject to an output VAT at 17% of selling price of products sold to customers in China, while the purchase of products by Vimicro China is subject to an input VAT at the rate of 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT. On November 5, 2008, the PRC State Council passed The Provisional Regulations of the People’s Republic of China on Value-Added Tax, or New VAT Law. In accordance with the New VAT Law and its Implementation Rules, which became effective as of January 1, 2009, input VAT on fixed asset purchases for further production purpose are included in the input VAT for VAT payable purposes.

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

United States

Income Tax. Viewtel, our subsidiary in the United States, is subject to state income tax and federal income tax in the United States at varying tax brackets, depending upon taxable income levels. Viewtel incurred income tax expenses of approximately $11,000 for 2009, income tax benefit of approximately $1,000 in 2010, and income tax expenses of approximately $11,000 in 2011.

Hong Kong

Profits Tax. Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business.

Vimicro Hong Kong, the Hong Kong subsidiary of Vimicro China, has filed non-taxable offshore claims in its Hong Kong profits tax returns since the year of assessment 2005/2006 (for the assessment year ended December 31, 2005). In December 2009, the Hong Kong Inland Revenue Department issued the Departmental Interpretation and Practice Notes No. 21(Revised) to redefine the locality of profits. The Company believes it has technical grounds to claim that its profits are sourced offshore from Hong Kong and, where duly substantiated by documentation, it is more likely than not that Vimicro Hong Kong’s offshore claim would be accepted by the Hong Kong Inland Revenue Department and the profits of Vimicro Hong Kong would therefore not be subject to Hong Kong profit tax.

Pursuant to relevant PRC tax rules, Vimicro Hong Kong is more likely than not to be deemed to have a permanent establishment in Mainland China because Vimicro China conducted certain trading activities on behalf of Vimicro Hong Kong in China. Consequently, the profits of Vimicro Hong Kong attributable to its permanent establishment in China are probably subject to PRC income taxes. Furthermore pursuant to the New EIT Law and related implementation rules effective from January 1, 2008, if Vimicro Hong Kong is deemed to be a PRC tax resident, it will be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. As a result, we believe that Vimicro Hong Kong is more likely than not to be deemed as a PRC tax resident and subject to the PRC EIT rate of 25% on its worldwide income. Vimicro Hong Kong reversed accrual of PRC income tax expenses of $572,000 and $908,000 for the continuing operations for the years ended December 31, 2009 and 2010, and accrued $1.1 million PRC income tax expenses for the continuing operations for the year ended December 31, 2011. In PRC, tax authorities are empowered to assess the net taxable income of a taxpayer. The tax authorities shall adopt methods other than actual profits method if the taxpayer is deemed unable to correctly compute taxable income due to inaccurate or incomplete accounts or other reasons. If the tax authority assesses taxable income using the deemed profits method, material difference could result in the amount of income tax expense provided for Vimicro Hong Kong.

Withholding Tax. Under the current Hong Kong tax laws, an entity established outside of Hong Kong is subject to a 4.95% in 2009/10, 2010/11 and 2011/12 withholding tax on royalty income derived (or deemed to be) from Hong Kong. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro China was previously subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong, which Vimicro Hong Kong had withheld and used to settle the tax liabilities on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of Hong Kong withholding tax paid on the royalty income could be allowed as a foreign tax credit against Vimicro China’s PRC income tax liabilities.

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

Security and Surveillance Products

Our surveillance and security products generally include hardware with essential software and separate installations. The hardware and software components generally include a DVR, camera, server, personal computers and the proprietary software of ViSS with other third party software that supports the operating system. Our software products are bundled with hardware products so that the software components and non-software components work together to deliver the essential functionality of the products. We market and sell an integrated platform for an unified surveillance, storage and management solution. If the hardware is not supplemented with the software, the surveillance and security solution cannot be marketed and sold to customers. In addition, we also provide installation services, including software testing and equipment set-up for the monitoring room.

The above arrangements are considered multiple accounting units in accordance with Accounting Standards Update, or ASU, No. 2009-13. Revenue recognition (Topic 605): Multiple-Deliverable Recognition Arrangement. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price. Relative selling price method is based on vendor-specific objective evidence, or VSOE, of selling price if available, third-party evidence, or TPE, if VSOE is not available, or management’s best estimate the selling price, or ESP, if neither VSOE nor TPE is available. We use the ESP for each deliverable since 2009 as neither VSOE nor TPE is available. The objective of ESP is to determine the price at which the company would transact a sale if the deliverable were sold on a stand-alone basis.

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

Restricted Cash

Restricted cash represents amounts restricted as to withdrawal or usage under certain terms or under bank regulations.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company has two reporting units: multimedia processors and security and surveillance products. Goodwill recognized in connection with the acquisition of the ViSS business is allocated to the security and surveillance products segment.

Intangible Assets

Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method and carried at cost less accumulated amortization with no residual value. The estimated useful lives of intangible assets are reviewed at least annually.

Impairment of Long-lived Assets

Impairment of Property, Plant and Equipment and Intangibles

We evaluate our long-lived assets or asset group including intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, we valuate the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows.

Impairment of Goodwill

In accordance with ASC 350, Intangibles, Goodwill and Other, goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present. The goodwill testing utilizes a two-step impairment analysis, whereby we compare the carry value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. We recognize an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value.

Share-based Compensation

We apply ASC 718 Compensation-Stock Compensation, or ASC 718. Pursuant to ASC 718, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share grants based on the fair values of share option and restricted share on the dates of grant. For the options that were repriced during the year ended December 31, 2008, in accordance with ASC 718, the Company recognized additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards. The Company does not receive any tax benefits or deductions from awards exercised.

We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

We account for share-based awards issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50 Equity-Based Payments to Non-Employees, or ASC 505-50. Under ASC 505-50, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

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

Treasury Stock

Treasury stock consists of shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method.

Results of Operations

The following table sets forth a summary of key line items of our consolidated statements of operations as a percentage of net revenue for the periods indicated.

	For the Year Ended December 31,
	2009(1)(2)	2010(1)(2)	2011(2)
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(67.5)%	(66.9)%	(67.4)%
Gross profit	32.5%	33.1%	32.6%
Operating expenses:
Research and development, net	(32.5)%	(25.7)%	(33.5)%
Sales and marketing	(7.4)%	(8.1)%	(20.2)%
General and administrative	(20.7)%	(12.4)%	(20.0)%
Assets impairment	—	—	(10.4)%
Total operating expenses	(60.6)%	(46.2)%	(84.1)%
Other income	8.2%	3.3%	6.9%
Income tax expenses	(1.0)%	(1.0)%	1.4%

Net loss from continuing operations	(20.9)%	(10.8)%	(43.2)%

Loss from discontinued operations	(18.8)%	(22.0)%	(19.8)%

Net loss	(39.7)%	(32.8)%	(63.0)%

(1)	Figures in 2009 were retrospectively adjusted to reflect the disposal of our non-core IC businesses in December 2010. Results of such disposed businesses are presented under “discontinued operations,” except with respect to the entities to be disposed which holds certain related property interests. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our non-core IC businesses may fail” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
(2)	Figures in 2009 and 2010 were retrospectively adjusted to reflect the disposal of our mobile-phone multimedia processor business in December 2011. Results of such disposed businesses are presented under “discontinued operations.” See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Comparison of the Year Ended December 31, 2011 and 2010

Net Revenue. Our net revenue decreased by $12.8 million, or 16.7%, to $63.7 million in 2011 from $76.5 million in 2010. The decrease was primarily due to (i) a decrease in net revenue from the sales of embedded notebook camera multimedia processors to $37.8 million in 2011 from $48.6 million in 2010, which reflected a 23.3% decrease in unit shipments in 2011 as a result of the industry-wide weakness in demand for such products, partially offset by (ii) a significant increase in net revenue from our security and surveillance business to $16.8 million in 2011 from $7.8 million in 2010, primarily reflecting our increased sales and marketing efforts in this business line.

Cost of Revenue. Cost of revenue decreased by $8.2 million, or 16.0%, to $42.9 million in 2011 from $51.1 million in 2010. The decrease was in line with our decrease in net revenue. Our gross profit decreased by $4.6 million, or 18.2%, to $20.7 million in 2011 from $25.3 million in 2010. Our gross profit margin slightly decreased to 32.6% in 2011 from 33.1% in 2010, primarily due to a decrease in the sales of embedded notebook camera multimedia processors as a percentage of our total net revenue. Historically, sales of embedded notebook camera multimedia processors yielded a relatively higher gross profit margin.

Operating Expenses. Operating expenses increased by $18.1 million, or 51.3%, to $53.5 million in 2011 from $35.4 million in 2010.

•

Research and Development. Research and development expenses increased by $1.7 million, or 8.6%, to $21.3 million in 2011 from $19.6 million in 2010. Our gross research and development expenditures before the deduction for government grants were $21.3 million in 2010 and $22.5 million in 2011. The increase in our research and development expenses was mainly due to (i) an increase of approximately $1.8 million in payroll and welfare expenses caused by the increase in the number of research staff, including those for the growing security and surveillance business at Vimicro Tianjin and Visiondigi, and (ii) a decrease of approximately $0.5 million in deduction for government grants in connection with our research and development projects. Such increases were partially offset by a $1.1 million decrease in share-based compensation expenses. We expect our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchasing intellectual property, to continue to increase as we continue to expand our surveillance and security business.

•

Sales and Marketing. Sales and marketing expenses increased by $6.6 million, or 106.5%, to $12.8 million in 2011 from $6.2 million in 2010. The increase mainly reflected (i) an increase of $4.0 million in staff expenses relating to our newly recruited sales staff and an increase of $0.1 million in sales commissions to our distributors in Asia, (ii) an increase of $0.8 million in traveling and miscellaneous expenses, and (iii) an increase of $0.5 million in advertising expenses. Such increases were partially offset by a $0.1 million decrease in share-based compensation in 2011.

•

General and Administrative. General and administrative expenses increased by $3.2 million, or 33.7%, to $12.7 million in 2011 from $9.5 million in 2010. The increase was mainly attributable to (i) an increase of $1.0 million in payroll and welfare expenses, reflecting our increased number of administrative staff, (ii) an increase of $1.3 million in doubtful debt expenses, and (iii) an increase of $0.5 million in fees for legal, accounting and other consulting services. The increases were partially offset by a decrease of $0.4 million in share-based compensation expenses in 2011.

•

Assets Impairment. We recognized $6.6 million in assets impairment in 2011. Such amount includes (i) impairment charge of $1.7 million on property, equipment and software, (ii) impairment charge of $2.7 million on intangible assets and (iii) impairment charge of $2.2 million on goodwill. We evaluate our long-lived assets, including goodwill, for impairment, and recognize impairment if any event or change in circumstances indicates that the carrying amount of long-lived assets may not be fully recoverable. We recognize an impairment loss based on the excess of the carrying amount of the asset of concern over its fair value, generally based upon discounted cash flows method.

Income Tax Expense. Income tax benefit was approximately $0.9 million in 2011, compared to income tax expense of approximately $0.8 million in 2010, which was mainly due to the reversal of income tax expenses in respect of prior years of approximately $1.5 million.

Other Income. Other income was $4.4 million in 2011, compared to $2.5 million in 2010. The increase was mainly due to (i) a gain on disposal of marketable equity securities of $1.2 million, and (ii) a foreign exchange gain of $1.0 million due to the appreciation of the RMB against the U.S. dollar in 2011.

Net Loss. As a result of the above, we had a net loss of $28.2 million in 2011, compared to a net loss of $18.6 million in 2010.

Comparison of the Year Ended December 31, 2010 and 2009

Net Revenue. Our net revenue increased by $24.3 million, or 46.8%, to $76.5 million in 2010 from $52.1 million in 2009. This increase was primarily due to (i) an increase in revenue from the sales of embedded notebook camera multimedia processors to $48.6 million in 2010 from $29.8 million in 2009, which was caused by a 85.1% increases in unit shipments in 2010 resulting from increased market demand; (ii) a significant increase in revenue from the security and surveillance business to $7.8 million in 2010 from $2.2 million in 2009 due primarily to increased distribution channels.

Cost of Revenue. Cost of revenue increased by $15.9 million, or 45.2%, to $51.1 million in 2010 from $35.2 million in 2009. The increase was primarily due to a 30.2% increase in our sales volume. Our gross profit increased by $8.4 million, or 49.7%, to $25.3 million in 2010 from $16.9 million in 2009. Our gross profit margin has slightly increased from 32.5% in 2009 to 33.1% in 2010, primarily due to increased sales of embedded notebook camera multimedia processers, which has historically yielded a relatively higher gross profit margin.

Operating Expenses. Operating expenses increased by $3.8 million, or 11.9%, to $35.4 million in 2010 from $31.6 million in 2009.

•

Research and Development. Research and development expenses increased by $2.7 million, or 16.1%, to $19.6 million in 2010 from $16.9 million in 2009. Our gross research and development expenditures before the deduction for government grants increased by $5.2 million, or 29.8%, from $17.6 million in 2009 to $22.8 million in 2010. The increase in our research and development expenses was mainly due to an increase of approximately $2.8 million in payroll and welfare expenses caused by our increased number of research staff, including those for the growing security and surveillance business conducted by Vimicro Tianjin and Visiondigi and partially offset by (i) a $1.2 million decrease in share-based compensation expenses in 2010 and (ii) an increase of approximately $1.4 million in government grants for our research and development projects.

•

Sales and Marketing. Sales and marketing expenses increased by $2.3 million, or 60.9%, to $6.2 million in 2010 from $3.9 million in 2009. The change mainly reflected (i) a $0.4 million increase in commission fees and a $0.3 million increase in salary and compensation for newly recruited sales staff, (ii) a $0.3 million increase in the depreciation and amortization expenses, and (iii) a $0.6 million increase in traveling and entertainment expenses.

•

General and Administrative. General and administrative expenses decreased by $1.3 million, or 12.1%, to $9.5 million in 2010 from $10.8 million in 2009. The decrease is mainly attributable to a decrease of $3.6 million in share-based compensation expenses, offset by (i) an increase of $0.1 million in payroll and welfare expense in line with increased number of administrative staff and (ii) an increase of $1.7 million in miscellaneous expenses.

Income Tax Expense. Income tax expense was approximately $0.8 million in 2010 compared to approximately $0.5 million in 2009. The increase was mainly due to the increase in profits from continuing operations of Vimicro Hong Kong from 2009 to 2010.

Other Income. Other income was $2.5 million in 2010 compared to $4.3 million in 2009, mainly due to decreases in gain on disposal of marketable equity securities from $2.5 million in 2009 to $0.4 million, partially offset by a foreign exchange gain of $0.6 million due to the appreciation of RMB against U.S. dollar in 2009.

Net Loss. As a result of the foregoing, we had a net loss of $18.6 million in 2010, compared to a net loss of $18.8 million in 2009.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be materially affected in the future by higher rates of inflation in China.

Foreign Currency

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by China’s political and economic conditions and China’s foreign exchange policies. The RMB has experienced significant appreciation against U.S. dollar since 2005. A portion of our revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued ASU No. 2011-04, or ASU 2011-04, Fair Value Measurement, or ASC 820, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt ASU 2011-04 beginning January 1, 2012 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU No. 2011-05, or ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU No. 2011-12, or ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company early adopted ASU 2011-05 in the year ended December 31, 2011 by presenting items of net income and other comprehensive income in one continuous statement, Consolidated Statements of Comprehensive Income. Prior years’ comparative information has been rearranged to conform to the presentation in accordance with ASU 2011-05.

B.	Liquidity and Capital Resources

In the past, we financed our operations primarily through sales of our equity securities to private investors, proceeds from our initial public offering as well as through cash generated from our operating activities. We have also received government grants to fund our research and development projects. Our principal use of cash for the three years ended December 31, 2011 was to fund our working capital requirements, investments and capital expenditures for construction work. As of December 31, 2010 and 2011, we had $69.5 million and $49.2 million in cash and cash equivalents, respectively.

As part of our efforts to further develop and ramp up our security and surveillance business, through Vimicro Tianjin, we are constructing a new facility for the research, development and production of digital high-definition security and surveillance products and solutions. For more information about this project, see “—Capital Expenditures.” In connection with this project, Vimicro Tianjin obtained a credit facility of up to RMB186.0 million ($29.5 million) from China Construction Bank Tianjin Branch. The loan may be drawn down in installments no later than March 2017, based on our actual cash needs and the progression of our projects. The loan will bear an interest rate of 105% of the benchmark interest rate as published by the People’s Bank of China from time to time, adjusted on an annual basis. As of March 31, 2012, we have drawn down RMB30 million under the facility. We need to repay 30% in 2015 and 35% in 2016 of the principal amounts that have been drawn down under the facility and repay the remaining principal amounts with all accrued interest in 2017. In connection with the facility, Vimicro Tianjin has pledged as collateral the facility under construction and the underlying land use rights. Vimicro Beijing is a guarantor under the facility agreement.

Vimicro Tianjin’s facility agreement with China Construction Bank Tianjin Branch contains covenants that impose operating and financing restrictions on it. Such restrictions include:

•

restrictions from using the loan for a purpose other than the one stated in the agreement, being the financing of, among other things, research and develop activities and construction projects associated with our security and surveillance business;

•	restrictions from creating security interests over assets, tangible or intangible, developed through using the loan;

•

requirement to obtain prior written consent from the bank with respect to mergers or divestments, transfer of equity interests, investments or incurrence of material indebtedness contemplated by Vimicro Tianjin; and

•	requirements to maintain certain financial ratios relating to the indebtedness and contingent liabilities of Vimicro Tianjin.

In addition, Vimicro Beijing also agreed to certain negative covenants, including a requirement to obtain prior written consent from the bank before extending certain major guarantees and restrictions on undertaking significant corporate actions in its capacity as a guarantor under the facility agreement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The development and ramping-up plan of our security and surveillance operations involves risks.”

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for security and surveillance products. In addition, we also expect that that cash required to finance our construction work in connection with our ramping-up plan of our security and surveillance business will continue to increase in 2012. We believe that we have sufficient funds to meet our present requirements. If we have additional requirements for capital in the future, we expect to utilize any cash generated from our operations and available funds under our current credit facility. We may offer additional equity or debt securities or incur additional indebtedness to meet such needs.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Net cash used in operating activities	(5,788)	(31,052)	(26,772)

Net cash provided by investing activities	32,961	12,082	7,042

Net cash (used in)/ provided by financing activities	(949)	1,804	(1,936)

Effect of exchange rate changes on cash and cash equivalent	71	2,147	1,402

Net (decrease)/increase in cash and cash equivalent	26,295	(15,019)	(20,264)

Cash and cash equivalent at beginning of year	58,215	84,510	69,491

Cash and cash equivalent at end of year	84,510	69,491	49,227

Net cash used in operating activities in 2011, 2010 and 2009 was $26.8 million, $31.1 million and $5.8 million, respectively, primarily reflecting our operating losses. Our net cash used in operating activities in 2011 primarily reflected our net loss of $40.1 million, a decrease in amount due to related party of $3.9 million, and an increase in inventories of $3.8 million, partially offset by adjustments for assets impairment of $6.6 million, depreciation of $4.5 million and share based compensation expense of $2.4 million. Our net cash used in operating activities in 2010 primarily reflected our net loss of $25.1 million, an increase in amount due from related party of $10.5 million, an increase in accounts and notes receivable of $9.6 million and a loss attributable to non-controlling interest of $6.5 million, partially offset by a loss from discontinued operations of $6.5 million. Our net cash used in operating activities in 2009 primarily reflected our net loss of $20.7 million, partially offset by the share-based compensation expense of $9.0 million and a decrease in inventories of $5.8 million.

Net cash provided by investing activities was $7.0 million in 2011, primarily due to the maturity of short-term time deposits of $12.4 million and proceeds from disposal of assets and equity interest in discontinued operations of $6.2 million, partially offset by a purchase of property, equipment and software of $11.7 million. Net cash provided by investing activities was $12.1 million in 2010, primarily due to a $31.6 million decrease in time deposits, partially offset by $14.9 million in payment for property, equipment and software and land use rights. Net cash provided by investing activities was $33.0 million in 2009, primarily due to the release of approximately $73.2 million from a restricted cash account into a cash and cash equivalents account of Vimicro Tianjin, partially offset by cash consideration of $8.2 million paid for the ViSS business acquisition and the increase of $29.0 million in short-term deposits.

Net cash used by financing activities amounted to $2.0 million in 2011, primarily due to payment for repurchasing of ordinary shares amounting to $2.7 million, and partially offset by $ 0.7 million from capital contributions from minority shareholders . Net cash provided by financing activities amounted to $1.8 million in 2010, primarily due to capital contributions from minority shareholders of $2.9 million, partially offset by payment of $1.2 million for the repurchase of ordinary shares. Net cash used in financing activities was $0.9 million in 2009, primarily due to our repurchase of 286,000 ADSs.

Our future cash requirements will depend on many factors, including our level of operating income, the timing of new product introductions, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue, the performance of security and surveillance projects or construction of office buildings. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility.

Regulations in the PRC permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries from transferring funds to our company in the form of dividends, loans and advances. In addition, the registered capital of our PRC subsidiaries is also restricted. We have cash and bank deposits of approximately $69.8 million and $38.4 million in the PRC as of December 31, 2010 and 2011, respectively, of which approximately $62.4 million and $31.0 million, respectively, are denominated in RMB.

Capital Expenditures

Our capital expenditures amounted to $2.7 million, $5.5 million and $11.7 million, in 2009, 2010 and 2011, respectively. In the past, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities as well as our capital expenditures incurred in connection with our construction project in Tianjin. We estimate that we will incur capital expenditures of (i) approximately $10.4 million in 2012 for the construction project in Tianjin, and (ii) approximately $0.3 million in 2012 (excluding land use rights premiums, property development expenditures and capital injections into new companies) for purchases of software, development tools and other items related to our product development activities. We made investments of approximately $0.2 million in the three months ended March 31, 2012.

As part of our efforts to further develop and ramp-up our security and surveillance business, through Vimicro Tianjin, we are constructing a facility for the research, development and production of digital high-definition security and surveillance products and solutions. The facility, located in Tianjin, will have an aggregate gross floor area of approximately 35,000 square meters and have capacity for research, development, production and office uses. The estimated aggregate capital expenditure in connection with the project, including construction costs, purchases of equipment and technology, research and development costs and employee-related costs, amounts to RMB270.7 million ($43.0 million). We expect to finance the project through a combination of (i) loans drawn down from a credit facility of up to RMB186.0 million ($29.5 million) obtained from the Tianjin Branch of China Construction Bank and (ii) our internal capital resources. For more information on the credit facility, see “—Liquidity and Capital Resources.” We expect to complete the project in 2012.

Vimicro China has executed an agreement in December 2006 with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for use of the land.

C.	Research and Development

We maintain a team of experienced engineers who are involved in our research and development efforts. As of December 31, 2011, our research and development staff consisted of 427 employees, representing approximately 55% of the total number of our employees. The decrease in our research and development staff was primarily due to our disposal of mobile business in 2011. Many of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. Going forward, we intend to recruit most of our engineers in China. We have established various recruiting and training programs with leading universities in China. In addition, we will also selectively recruit experienced engineers from Silicon Valley. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost-effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to $17.2 million, $21.3 million and $22.5 million in 2009, 2010 and 2011, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any operational trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	More than 3 years
	(in thousands of U.S. dollars)
Operating lease obligations	4,382	3,056	1,326
Product purchase obligations	8,826	8,826	—	—
Construction in progress obligation	9,290	8,374	484	432
Property, equipment and software purchase obligation	102	102	—	—

Total	22,600	20,358	1,810	432

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

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. The accuracy of these statements may be impacted by a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the following risks and uncertainties:

•	our ability to increase our sales of PC and notebook camera multimedia processors, as well as security and surveillance products;

•	the expected growth of the security and surveillance market;

•	our ability to retain existing customers and acquire new customers and respond to competitive market conditions;

•	our ability to respond in a timely manner to the evolving market and changing consumer preferences and industry standards and to stay abreast of technological changes;

•	our ability to secure sufficient foundry capacity in a timely manner;

•	our ability to effectively protect our intellectual property and the risk that we may infringe on the intellectual property of others; and

•	cyclicality of the semiconductor industry and fluctuations in the markets in which we compete.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Position/Title
Zhonghan (John) Deng	Chairman of the Board and Chief Executive Officer
Zhaowei (Kevin) Jin	Director, President and Chief Operating Officer
Yundong (Raymond) Zhang	Chief Technology Officer
Jun Zhu	Senior Vice President
Peidong (Richard) Wu	Chief Financial Officer
Xiaodong (Dave) Yang	Director
Changyong (Robert) Chen(2)(3)	Independent Director
Charles K. Ng(3)	Independent Director
Theodore Van Duzer(1)(2)	Independent Director
Zhijie (Jeffrey) Zeng(1)(3)	Independent Director

(1)	Member of the corporate governance and nominating committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

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

Yundong (Raymond) Zhang joined our company in 2001 and currently serves as our chief technology officer. He is responsible for leading all research and development activities, as well as formulating technology and product strategy for the security and surveillance business. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoders, 3D graphics engines, ethernet controllers and 16- bit game processors. Mr. Zhang received his B.S. and M.S. degrees in electrical engineering from Fudan University.

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

Peidong (Richard) Wu joined our company in 2011 as our chief financial officer. Mr. Wu is an experienced corporate finance and management professional, with nearly twenty years’ experience working with leading multinational and local Chinese companies in China in technology and other sectors. From 2006 to 2011, Mr. Wu worked as China Managing Director at Dragon Bay Capital, a China-focused management consulting firm. He has also served as chief financial officer and china managing director at The AlliancePharm US LLC from 2000 to 2006. Mr. Wu received his MBA from the Wharton School of the University of Pennsylvania and a M.A. degree in Criminal Justice from Indiana University.

Dr. Xiaodong (Dave) Yang is a co-founder of our company. He currently is a member of our board of directors and also serves as our consultant. Dr. Yang graduated from Stanford University with a Ph.D., M.S. and B.S. degrees in electrical engineering. Dr. Yang began his research on mixed-signal imaging chips in Silicon Valley in 1993. He won research and development awards at both Hewlett-Packard Company and Intel Corporation. He has published many technical papers and holds numerous patents.

Changyong (Robert) Chen has served as a member of our board of directors since July 2004. Mr. Chen is a successful serial entrepreneur. Mr. Chen was a founder of Monolithic Power Systems Inc. and OPTI, the fabless semiconductor companies, which were listed on the NASDAQ Global Market. Mr. Chen also founded TMC in Taiwan, a PC motherboard manufacturer which was later acquired by a German public company. Mr. Chen also served as investment advisor of Fortune Investment, a Taiwan-based venture capital company from 1996 to 2000. Mr. Chen received his M.S. degree in electrical engineering from the University of California at Berkeley.

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

Dr. Theodore Van Duzer has served as a member of our board of directors since July 2004. He is professor emeritus in the Department of Electrical Engineering and Computer Science at the University of California at Berkeley. Dr. Van Duzer received his Ph.D. degree from the University of California at Berkeley in 1960 and has served as a member of its faculty since 1961. Dr. Van Duzer is the founding editor-in-chief for the IEEE Trans. on Superconductivity. He is also the co-author of two textbooks, “Introduction to Superconductive Devices and Circuits” and “Fields and Waves in Communication Electronics” and has published over 245 papers in the research literature on superconductor electronics. He was elected to the U.S. National Academy of Engineering and is an IEEE Life Fellow.

Zhijie (Jeffrey) Zeng has served as a member of our board of directors since July 31, 2009. He is currently the managing partner of Kaixin Investment Co. Ltd., a venture capital fund founded by China Development Bank Corporation and CITIC Capital Holdings Ltd. (formerly known as the China International Trust and Investment Company). Prior to joining Kaixin Investment, he served as a managing director of Walden International since 2001, an established global venture capital firm, for which he was mainly responsible for venture investments in China and other Asia countries. At present, Mr. Zeng also serves on the boards of directors of several listed companies, including the E-House (China) Holdings Limited listed on the New York Stock Exchange. He also serves as an executive director of the China Branch of the Asia America MultiTechnology Association (AAMA) and a board member of China Western Returned Scholars Association, Chamber of Commerce (WRSACC) 2005 Committee. Mr. Zeng received his B.S. degree in economics from the University of Nagasaki, Japan and his master’s degree in management from Stanford University.

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2011, the aggregate cash compensation we paid to our executive officers was approximately $0.9 million and the aggregate cash compensation we paid to our non-executive directors was $60,000. We have not made any arrangement with our directors to provide for benefits upon termination of their directorship.

Share Options

Historical Option Grants. During the period from 1999 to February 2004, Vimicro China promised to grant options to certain employees, directors, consultants and other individuals based on terms and conditions mutually agreed upon by Vimicro China and each such individual. In connection with our reorganization, we issued options pursuant to Vimicro China’s prior commitments. The following table summarizes, as of December 31, 2011, the outstanding historical options granted to our directors and executive officers named below and to other individuals including our employees, consultants and advisors.

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

2004 Share Option Plan. Our board of directors adopted the 2004 Plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,541,080 of our ordinary shares for issuance under the 2004 Plan. The 2004 Plan was terminated in October 2005, and the remaining options available for grant were transferred to the 2005 Share Incentive Plan, or the 2005 Plan. The following paragraphs describe the principal terms of the 2004 Plan.

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

The repriced options had originally been issued with $1.60 to $3.00 per ordinary share option exercise prices. As a result of the then sharp reduction in our stock price, we believed that such options no longer would properly incentivize our senior management who held such options to work in the best interest of our company and shareholders. Moreover, we believed that if these options were repriced, that such options would provide better incentives to senior management.

The following table summarizes, as of December 31, 2011, the outstanding options and restricted shares granted pursuant to the 2004 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Zhaowei (Kevin) Jin	1,601,600	0.70	October 14, 2004	October 14, 2014
Yundong (Raymond) Zhang	460,000	0.70	October 14, 2004	October 14, 2014
Jun Zhu	150,000	0.70	October 14, 2004	October 14, 2014
	200,000	0.70	October 28, 2005	October 28, 2015
Changyong (Robert) Chen	100,000	1.60	October 14, 2004	October 14, 2014
Theodore Van Duzer	100,000	1.60	October 14, 2004	October 14, 2014
Zhijie (Jeffrey) Zeng	30,000	2.10	May 2, 2005	May 2, 2015
Other individuals as a group	1,998,489	From 0.70 to 3.0	From October 14, 2004 to October 28, 2005	From October 14, 2014 to October 28, 2015

2005 Share Incentive Plan. In October 2005, our board of directors and shareholders adopted the 2005 Plan. In December 2006, our board of directors and shareholders amended the 2005 Plan to increase the maximum aggregate number of awards to 21,065,505 ordinary shares. We have reserved for issuance 21,065,505 ordinary shares upon exercise of awards granted under our 2005 Plan. In March 2008, our board of directors and compensation committee amended the 2005 Plan to provide for a provision permitting our compensation committee to reprice share options. In December 2008, the 2005 Plan was further amended at our annual general meeting to increase the maximum aggregate number of shares which may be issued pursuant to all awards granted under the 2005 Plan by ten million ordinary shares (equivalent to 2.5 million ADSs).

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

December 2008 Amendment. On December 11, 2008, our shareholders approved an amendment to the 2005 Plan at the annual general meeting. The amendment increased the maximum aggregate number of shares which may be issued pursuant to all awards granted under the 2005 Plan by ten million ordinary shares (equivalent to 2.5 million ADSs).

The following table summarizes, as of December 31, 2011, the outstanding options and restricted shares granted pursuant to the 2005 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Zhonghan (John) Deng	3,500,000	0.70	August 9, 2006	August 9, 2016
	3,000,000	0.38	August 7, 2011	August 7, 2021
Zhaowei (Kevin) Jin	1,200,000	0.70	August 9, 2006	August 9, 2016
	2,000,000	0.38	August 7, 2011	August 7, 2021
Yundong (Raymond) Zhang	500,000	0.86	September 26, 2010	September 26, 2020
Jun Zhu	200,000	0.70	August 13, 2007	August 13, 2017
	200,000	0.86	September 26, 2010	September 26, 2020
Xiaodong (Dave) Yang	1,200,000	0.70	August 9, 2006	August 9, 2016
	200,000	0.38	August 7, 2011	August 7, 2021
Zhijie (Jeffrey) Zeng	100,000	0.63	August 1, 2009	August 1, 2019
	200,000	0.38	August 7, 2011	August 7, 2021
Charles K. Ng	100,000	0.86	September 26, 2010	September 26, 2020
	200 ,000	0.38	August 7, 2011	August 7, 2021
Other individuals as a group	7,971,640	From 0.32 to 4.55	From December 26, 2005 to August 7, 2011	From December 26, 2015 to August 7, 2021

	Ordinary Shares Underlying Restricted Shares Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Zhijie (Jeffrey) Zeng	24,000	0.00	October 31, 2009	October 31, 2019
Changyong (Robert) Chen	24,000	0.00	October 31, 2009	October 31, 2019
Other individuals as a group	58,000	0.00	From June 18,2008 to January 1, 2010	From June 18,2018 to January 1, 2020

C.	Board Practices

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

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

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

In 2011, our audit committee held meetings or passed resolutions by unanimous written consent thirteen times.

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

In 2011, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2011, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent two times.

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

Terms of Directors and Officers

Except Mr. Zhijie (Jeffrey) Zeng, who has entered into a three-year service contract with us that is subject to renewal upon expiration in July 2012, all directors hold office until their successors have been duly elected and qualified. Our shareholders may remove any director by special resolution before the expiration of his or her term and may by ordinary resolution appoint another person to fill the vacancy. A valid ordinary resolution requires the votes of a majority of shareholders attending the shareholder meeting that is duly constituted and meets the quorum requirement. There are no service contracts between our company and any of our directors providing for benefits upon termination of employment. Officers are elected by and serve at the discretion of the board of directors.

Home Country Practice Exemption

Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided letters to the Nasdaq certifying that under Cayman Islands law and under our articles of association, (1) we are not required to hold annual shareholder meetings every year, and (2) we are not required to seek shareholder approval for any material amendments to our equity compensation plans.

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2011. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Nasdaq Marketplace Rule 5635(c) requires each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding share options. Pursuant to the “home country practice” exemptions above that we applied and obtained, the amendments to our 2005 Share Incentive Plan to permit the option repricing in March 2008 were approved and ratified by only our board of directors and such amendments have not been, and will not be sought by us to be, approved or ratified by our shareholders.

D.	Employees

We had 724, 950 and 778 employees as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, we had 142 employees in management and administration, 427 employees in research and development and 209 employees in sales and marketing. The decreases in our number of employees in 2011 reflected our disposal of mobile business. We have a workers’ union that protects employees’ rights and welfare benefits. We have not had any strikes or other material labor disputes that have interfered with our operations. We believe that we have maintained a good relationship with our workers’ union and our employees.

E.	Share Ownership

As of March 31, 2012, the most recent practicable date, 139,963,296 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and non-vested restricted shares. On that date, a total of 19,991,078 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. Except for holders of 96,000 restricted shares, no shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2012, assuming the exercise of all of our outstanding share options, by:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers:
Zhonghan (John) Deng (2)	12,013,192	8.4
Zhaowei (Kevin) Jin (3)	6,427,691	4.5
Yundong (Raymond) Zhang (4)	1,663,472	1.2
Jun Zhu (5)	570,000	0.4
Peidong (Richard) Wu	—	—
Charles K. Ng (6)	33,330	0.0
Changyong (Robert) Chen (7)	446,000	0.3
Theodore Van Duzer (8)	210,000	0.1
Zhijie (Jeffrey) Zeng (9)	98,000	0.1
Xiaodong (Dave) Yang (10)	11,453,961	8.0
All Directors and Executive Officers as a Group (11)	32,915,646	21.9
Principal Shareholders:
Investment entities affiliated with General Atlantic LLC (12)	24,535,522	17.5
Power Pacific (Mauritius) Limited (13)	11,250,000	8.0
Columbia Pacific Opportunity Fund, L.P. (14)	16,965,088	12.1

(1)	Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person within 60 days after March 31, 2012. Percentage ownership of each listed person is based on 139,963,296 shares outstanding as of March 31, 2012 and the number of shares underlying options and restricted shares held by such person.
(2)	Includes 7,284,766.5 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Vimicro Beijing Corporation, an entity wholly owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, 1,228,425.5 restricted shares held by Vimicro Beijing Corporation, which are subject to the restriction on transfer, and 3,500,000 ordinary shares issuable upon exercise of options held by Mr. Deng within 60 days after March 31, 2012 The address for Mr. Deng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.
(3)	Includes 2,777,638.25 ordinary shares (including ordinary shares represented by ADSs) held by Vimicro Shenzhen Corporation, an entity wholly owned by Absolute Sino Group Limited, of which Mr. Jin is the sole shareholder, 614,212.75 restricted shares held by Vimicro Shenzhen Corporation, which are subject to the restriction on transfer and 2,801,600 ordinary shares issuable upon exercise of options held by Mr. Jin within 60 days after March 31, 2012. The address for Mr. Jin is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.
(4)	Includes 1,103,472 ordinary shares (including ordinary shares represented by ADSs), and 560,000 ordinary shares issuable upon exercise of options held by Mr. Zhang within 60 days after March 31, 2012. The address for Mr. Zhang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.
(5)	Includes 570,000 ordinary shares issuable upon exercise of options held by Mr. Zhu within 60 days after March 31, 2012. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.
(6)	Includes 33,330 ordinary shares issuable upon exercise of options held by Mr. Ng within 60 days after March 31, 2012. The address for Mr. Ng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.
(7)	Includes 46,000 ordinary shares (including ordinary shares represented by ADSs) and 400,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days after March 31, 2012. The address for Mr. Chen is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.
(8)	Includes 110,000 ordinary shares (including ordinary shares represented by ADSs) held by Mr. Van Duzer and 100,000 ordinary shares issuable upon exercise of options held by Mr. Van Duzer within 60 days after March 31, 2012. The address for Mr. Van Duzer is 1240 Scott Street, El Cerrito, CA 94530.
(9)	Includes 18,000 ordinary shares (including ordinary shares represented by ADSs) and 80,000 ordinary shares issuable upon exercise of options held by Mr. Zeng within 60 days after March 31, 2012. The address for Mr. Zeng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.
(10)	Includes 8,439,748.25 ordinary shares and 614,212.75 restricted shares, which are subject to the restriction on transfer, held by Vimicro Tianjin Corporation, an entity wholly owned and controlled by Mr. Yang, and 2,400,000 ordinary shares issuable upon exercise of options held by Mr. Yang within 60 days after March 31, 2012. The address for Mr. Yang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(11)	Includes 22,470,716 ordinary shares (including ordinary shares represented by ADSs), ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 10,444,930 ordinary shares underlying outstanding options held by our directors and executive officers within 60 days after March 31, 2012.
(12)	Includes a total of 18,531,786 ordinary shares and 1,500,934 ADSs of which General Atlantic Partners (Bermuda), L.P. holds 12,725,792 ordinary shares and 1,060,596 ADSs, GAP-W International, L.P. holds 4,394,803 ordinary shares and 307,275 ADSs, GAP Coinvestments III, LLC holds 912,790 ordinary shares and 82,925 ADSs, GAP Coinvestments IV, LLC holds 246,877 ordinary shares and 19,650 ADSs, GapStar, LLC holds 231,647 ordinary shares and 28,142 ADSs and GAPCO GmbH & Co. KG holds 19,877 ordinary shares and 2,346 ADSs. GAP (Bermuda) Limited is the general partner of General Atlantic GenPar (Bermuda), L.P. General Atlantic GenPar (Bermuda), L.P. is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. General Atlantic LLC is the managing member of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. Certain members of GapStar, LLC are managing directors of General Atlantic LLC. There are 26 Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are also the voting shareholders, executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. General Atlantic Partners (Bermuda), L.P, GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of General Atlantic Partners (Bermuda), L.P., General Atlantic GenPar (Bermuda), L.P., GAP (Bermuda) Limited and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. The address of the other General Atlantic entities is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A.
(13)	Includes 11,250,000 ordinary shares pursuant to Schedule 13G filed by Power Pacific (Mauritius) Limited on February 10, 2006. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius.
(14)	Includes an aggregate of 16,965,088 ordinary shares represented by 4,241,272 ADSs pursuant to Amendment No. 2 to Schedule 13G filed by Columbia Pacific Opportunity Fund, L.P. on January 10, 2012. The business address of Columbia Pacific Opportunity Fund, L.P. is 1910 Fairview Avenue East Suite 500, Seattle, WA 98102.

Based on 139,963,296 ordinary shares outstanding as of March 31, 2012, approximately 67.8% of our outstanding ordinary shares are held by 40 record holders in the United States, including the ordinary shares held by JPMorgan Chase Bank N.A., the depositary of our ADS program.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Option to Purchase Ownership Interest in Vimicro Tianjin

On December 29, 2008, we formed Vimicro Tianjin with Tianjin SAMC and VMF. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. VMF holds a nominal ownership interest. Pursuant to agreements between Vimicro China and VMF, we obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. VMF also granted us an exclusive right to acquire from VMF the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by VMF for its equity interest in Vimicro Tianjin. It is necessary for VMF to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right to acquire the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. The arrangements described above were approved by our board of directors and the committees of the board of directors on June 30, 2009. Vimicro Tianjin focuses on the design, manufacture and sale of security and surveillance products.

Contractual Arrangements with Vimicro Sky-Vision and its Shareholders

In order to comply with PRC laws restricting foreign ownership in the wireless value-added telecommunication business in China, we conduct all of our wireless value-added telecommunication business through Vimicro Sky-Vision. We expect that Vimicro Sky-Vision will apply and hold the licenses and permits required to operate our wireless value-added telecommunication services. The equity interest in Vimicro Sky-Vision was owned 67% by Zhonghan (John) Deng, our chairman and chief executive officer, and 33% by Zhaowei (Kevin) Jin, our president and chief operating officers, upon its establishment in March 2010. Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision entered into a series of agreements that became effective on March 5, 2010 through which we exercise effective control of Vimicro Sky-Vision and receive economic benefits generated from its shareholders’ equity interests. The following is a summary of the agreements currently in effect:

•

Loan Agreement, between Vimicro China and Vimicro Sky-Vision’s shareholders. These loan agreements provide for loans in the amount of RMB6.7 million ($1.0 million) to Mr. Deng and of RMB3.3 million ($0.5 million) to Mr. Jin for them to make contributions to the registered capital of Vimicro Sky-Vision in exchange for their 67% and 33% equity interests in Vimicro Sky-Vision. The loans are interest free and are repayable on demand, but the only means by which the shareholders can repay the loans is to transfer to Vimicro China or a third party designated by Vimicro China their respective equity interests in Vimicro Sky-Vision.

•

Equity Interests Purchase Right Agreement, among Vimicro China, Vimicro Sky-Vision and Vimicro Sky-Vision’s shareholders. Pursuant to these agreements, Vimicro China and any third party designated by Vimicro China have the right, exercisable at any time during the term of the agreements, to the extent permitted under PRC law, to purchase from Mr. Deng or Mr. Jin, as the case may be, all or any part of their equity interests in Vimicro Sky-Vision at a purchase price equal to their respective initial contributions to the registered capital of Vimicro Sky-Vision or at a price determined by Vimicro China. Vimicro China also has the right to determine the type of purchase price payment and the means of rendering the purchase price when exercising all or part of the option to purchase the equity interest held by the shareholders of Vimicro Sky-Vision.

•

Share Pledge Agreements, among Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision. Pursuant to these agreements, Mr. Deng and Mr. Jin pledged to Vimicro China their equity interest in Vimicro Sky-Vision to secure the performance of their respective obligations and Vimicro Sky-Vision’s obligations under the various VIE-related agreements. If any of the shareholders of Vimicro Sky-Vision breaches his or her respective obligations under any VIE-related agreements (Vimicro Sky-Vision’s breach of any of its obligations under the various VIE-related agreements will be treated as its shareholders’ breach of their respective obligations), including the Share Pledge Agreement, Vimicro China is entitled to exercise its rights as the beneficiary under the Share Pledge Agreement, including all the rights such shareholder has as a shareholder of Vimicro Sky-Vision.

•

Business Operations Agreement, among Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision. This agreement sets forth the rights of Vimicro China to control the actions of the shareholders of Vimicro Sky-Vision.

•

Powers of Attorney, executed by the shareholders of Vimicro Sky-Vision in favor of Vimicro China. These powers of attorney give Vimicro China the exclusive right to appoint nominees to act on behalf of each of the Vimicro Sky-Vision shareholders in connection with all actions to be taken by Vimicro Sky-Vision.

•

Exclusive Technical and Consulting Services Agreement, between Vimicro China and Vimicro Sky-Vision. Pursuant to this agreement, Vimicro China has the exclusive right to provide product development and application services, technology support, intellectual property rights, marketing, staffing, business operation and maintenance services to Vimicro Sky-Vision for a fee, based on a predetermined operating margin of Vimicro Sky-Vision.

In the opinion of our PRC counsel, King & Wood, (i) the ownership structure and the business and operation model of Vimicro China and Vimicro Sky-Vision comply with current PRC laws and regulations; and (ii) each contract under Vimicro China’s contractual arrangements with Vimicro Sky-Vision and each of Vimicro Sky-Vision’s shareholders is valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of King & Wood. See “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—If the PRC government determines that the contractual arrangements that establish the structure for operating our wireless value-added telecommunications business do not comply with applicable PRC laws and regulations, we could be subject to penalties.”

Divestment of Non-core IC Businesses and Associated Land Use Rights

In December 2010, in an effort to divest the Non-core IC Businesses and certain land use rights, we entered into definitive agreements to transfer 95% of our equity interest for cash consideration in Vimicro Wuxi which operated our non-core IC businesses, and all of our equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai to VMF Consulting Company, subject to local government approvals. VMF Consulting Company is a company owned by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin Jin) and Mr. Xiaodong (Dave) Yang and managed by Mr. Yang. The purpose of these transfers is to increase our profitability and shareholder value by divesting our loss-making Non-core IC business lines and certain land use rights and focusing resources on our growing security and surveillance business. Mr. Yang resigned as our chief technology officer and has assumed board and management positions at Vimicro Wuxi. Accordingly, we have started the business restructuring and promoted a new chief technology officer to focus on our growing security and surveillance business.

Prior to transferring the equity interest in Vimicro Wuxi, we transferred the non-core IC businesses from Vimicro China to Vimicro Wuxi so that Vimicro Wuxi’s only asset was the non-core IC businesses. The non-core IC businesses had been loss-making and accounted for approximately $11.6 million, $9.9 million and $10.6 million of our net revenue in 2008, 2009 and 2010, respectively. Each of Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai held land use rights for a parcel of land that, according to the permits granted by local government authorities, shall be used for research and development of our integrated circuit business. According to local government policies, the parcel of land had to be disposed in a timely manner with government approval in connection with divestment of the related project or business. These land use rights accounted for an aggregate of $7.4 million, $8.8 million and $11.3 million out of our total assets of $187 million, $178 million and $179 million as of December 31, 2008, 2009 and 2010, respectively. Based on an independent third-party valuation, we will receive RMB10.9 million ($1.7 million) from VMF Consulting Company for the transfer of the non-core IC businesses. In addition, according to the definitive agreements, we will receive RMB73.5 million ($11.7 million) from VMF Consulting Company upon completion of the transfer of the land use rights in Shanghai, Shenzhen and Jiangsu to recover the original cash used in purchasing these rights.

Our board of directors reviewed, discussed and approved the proposed restructuring arrangements in November 2010. Our audit committee and a special independent committee, each consisting entirely of independent directors, reviewed and approved the proposed divestment and transaction agreements over several meetings in November and December 2010. When evaluating the proposed transactions, each committee considered, among other things, a valuation report of the non-core IC businesses from American Appraisal, an independent valuation firm, and advice from outside legal counsels.

We completed the registration of the transfer of our 95% equity interest in Vimicro Wuxi with relevant government authorities in December 2010. Accordingly, we currently hold a 5% equity interest in Vimicro Wuxi. We have appointed Mr. Jin, our director, president and chief operating officer, to serve as one of the three members of the board of directors of Vimicro Wuxi.

We expect to complete the registration of the transfer of our equity interest in Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai in 2012 or 2013. These three entities are currently recorded at their respective carrying value on our financial statements until their disposals are duly completed. However, we cannot assure you that we will be able to obtain necessary government approvals for the registration of the transfer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain government approvals for the transfer of our equity interests in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company, our efforts to divest the land use rights associated with our Non-core IC Businesses may fail.”

Disposal of Mobile Phone Multimedia Processor Business

Starting in the first quarter of 2011, we experienced a sharp sequential and year-over-year revenue decline in our mobile phone multimedia processor business, which was mainly due to lower orders received from our carrier customers and technology trends favoring the integration of multimedia functions into the baseband processor, rather than using a separate multimedia-processor chip. In order to focus on our core PC and embedded notebook camera multimedia processor and security and surveillance businesses, while at the same time streamlining our cost structure, we launched a plan to dispose of our mobile phone multimedia processor business. The disposal involved a workforce reduction of 195 related employees as well as the disposal of related assets.

Vimicro Qingdao is a new entity established in December 2011 to independently operate the mobile phone multimedia processor business. Upon incorporation, Vimicro Qingdao was 18% owned by Vimicro China, 19% owned by Vimicro Wuxi and 14% owned by VMF Consulting Company. An entity controlled by two former key employees of the mobile phone multimedia processor business, in which Vimicro Wuxi holds a 20% equity interest, owns a 49% equity interest in Vimicro Qingdao. Following the restructuring, the mobile phone multimedia processor business will be regarded as an equity investment by our company and will no longer be consolidated.

The Company expects to receive a consideration of $4.2 million in cash from the disposal of mobile phone multimedia processor business assets, which valuation is based on an independent appraisal. One-time restructuring costs and charges associated with the disposal were approximately $4.2 million, which was recorded in the fourth quarter of 2011. The restructuring costs and charges mainly included one-off write-offs from inventory and fixed assets as well as severance payment relating to the reduction in workforce.

To provide the cash needed for the acquisition, we made a capital contribution of approximately $1.4 million to Vimicro Qingdao and received in aggregate 18% of its equity interest. Vimicro Qingdao’s primary business, being IC based research and development activities, will not compete with our core businesses. We also intend to liquidate our shareholding in Vimicro Qingdao as soon as it becomes feasible to recover our investment in it. The transaction was closed in December 2011.

Our board of directors, audit committee and a special independent committee reviewed, discussed and approved the proposed restructuring arrangements during several meetings in October and November 2011. The audit committee and a special independent committee, each consisting entirely of independent directors, considered, among other things, the valuation report of the business to be disposed issued by an independent appraiser and advice from external legal counsel when evaluating the proposed transactions.

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

Other than disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC.”

In 2011, the trading price of our ADSs on the NASDAQ Global Market ranged from $1.18 to $4.03 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Share Price
	High	Low
Annual High and Low
2007	$11.00	$3.55
2008	$3.99	$1.23
2009	$4.89	$1.29
2010	$5.27	$3.05
2011	$4.03	$1.18
Quarterly High and Low
First Quarter 2010	$5.15	$4.02
Second Quarter 2010	$5.27	$4.25
Third Quarter 2010	$4.79	$3.05
Fourth Quarter 2010	$3.95	$3.09
First Quarter 2011	$4.03	$2.76
Second Quarter 2011	$3.06	$1.85
Third Quarter 2011	$2.14	$1.18
Fourth Quarter 2011	$1.89	$1.18
First Quarter 2012	$1.60	$1.23
Monthly Highs and Lows
November 2011	$1.89	$1.52
December 2011	$1.80	$1.27
January 2012	$1.60	$1.23
February 2012	$1.60	$1.30
March 2012	$1.58	$1.25
April 2012	$1.95	$1.25
May 2012 (through May 4, 2012)	$1.30	$1.15

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NASDAQ Global Market since November 15, 2005 under the symbol “VIMC.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

According to Article 3 of our memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership. If you are such a partner or partnership, you should consult your tax advisors regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of the ADSs or ordinary shares.

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the claiming of foreign tax credits and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2011. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash and other passive assets during the taxable year ended December 31, 2011, we believe we were a PFIC for such year.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2011. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower tax rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on the NASDAQ Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the NASDAQ Global Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2011). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are a PFIC (as we believe we were for 2011), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2011 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE ELECTIONS DISCUSSED ABOVE.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect any distribution we make will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay to you will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Our business benefits from certain tax incentives and government grants. Expiration or elimination of, or other adverse changes to, these tax incentives or reductions of these grants could have a material adverse effect on our results of operations.”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended December 31, 2011. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares, as well as the effects of any change in applicable law after the date of this annual report on Form 20-F.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Taxation of Disposition of the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law and PRC taxes were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Foreign holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or ordinary shares, if we are classified as a PRC ‘resident enterprise.’”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will generally be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. Certain individuals holding ADSs or ordinary shares other than in an account at certain financial institutions may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

We have previously filed with the Commission our registration statement on Form F-1, as amended and annual reports on Form 20-F under the Securities Act.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar over the subsequent three years. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long-term, depending on the fluctuation of the basket of currencies against which it is currently valued. It is difficult to predict how long the current situation may last and when and how it may change again.

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

Assuming we had converted the U.S. dollar and HK dollar denominated cash balance equivalent to $18.2 million as of December 31, 2011 into RMB at the exchange rate of $1.00 for RMB6.3009 and HKD1.00 for RMB0.8107, the respective People’s Bank of China rates as of December 30, 2011, this cash balance would have been RMB114.5 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB103.0 million as of December 31, 2011. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

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

Fees Payable by the Depository to Us

The depositary has agreed to, subject to certain limits, reimburse us annually for bona fide and reasonable expenses incurred by us in connection with the ADS program, including legal fees, accountants’ fees in relation to our form 20-F filings investor relations and related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading. In 2011, we received from the depositary reimbursement of $159,411.38 for certain reasonable expenses related to our ADS program.

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

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

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

We completed our initial public offering of 34,788,252 ordinary shares, in the form of ADSs, at $10 per ADS in November 2005, after our ordinary shares and ADRs were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $86,970,630, of which we received $62,775,000. The effective date of our registration statement on Form F-1 (File number: 333-12917) was November 14, 2005. Morgan Stanley was the global coordinator and book runner for the global offering of our ADSs.

We received net proceeds of $59.1 million from our initial public offering, which are expected to be used for general corporate purposes, including funding our working capital needs.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by the consolidated financial statements included elsewhere in this annual report. Based on the evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 and 15d-15 under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its attestation report included below.

Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Vimicro International Corporation

We have audited Vimicro International Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vimicro International Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Vimicro International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vimicro International Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 of Vimicro International Corporation and our report dated May 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, the People’s Republic of China

May 15, 2012

Changes in Internal Control over Financial Reporting

In our annual report on Form 20-F for the year ended December 31, 2010, our management reported the following material weaknesses in our internal control over financial reporting:

(i) We did not have controls in place to effectively identify and assess the correct accounting treatment for the receipt of new government grants.

(ii) With respect to Visiondigi, one of our non wholly-owned subsidiaries, we did not have controls in place to properly assess and record revenue transactions. Furthermore, our review and approval controls at Visiondigi for related party transactions were not operating effectively.

In 2011, we implemented a number of remedial measures to address the material weaknesses described above, including the following:

With respect to the first material weakness described above,

•

Our management designed and implemented additional procedures and control mechanisms, including comprehensive information collection and reporting with respect to government grants based on government documents, agreements, receipt vouchers and other supporting documents collected by our business development department;

•	Accountant treatments are applied based on key terms of government grants reported by the accounting department, including those terms relating to the release of funds and restriction on use; and

•

Timely and periodically review of reports on government grants based on the review of original written documents as well as inquiries in oral or written form. Relevant accounting treatments are examined and verified periodically to ensure accurate, timely and proper accounting recording and treatments.

With respect to the second material weakness described above,

•	Training was provided to the management team and relevant working departments of Visondigi to strengthen the control environment;

•

Additional qualified financial and accounting managers were employed to assist the management team in implementing proper control procedures, including without limitation, those relating to sales process and inventory management;

•	Implemented and improved procedures to ensure the completeness of sales contracts and delivery proof, whereby revenue recognition is duly supported by effective and sufficient supporting documents;

•

Implemented procedures to enhance the review and analyzing process of material or significant contracts at both Visiondigi subsidiary level and our group level to ensure that the accounting treatment and recording is accurately and properly conducted; and

•	Approval process in involved in the complete financial cycles is strengthened based on review, observation and testing conducted by our management.

Except for the remedial measures described above, there were no other significant changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, Ernst & Young Hua Ming for the years ended December 31, 2010 and 2011. We did not pay any other fees to our auditors during the periods indicated below other than as disclosed below.

	For the Year Ended December 31,
	2010	2011
	(in thousands of U.S. dollars)
Audit fees(1)	898	840
Audit-related fees(2)	39	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed, under the category of “Audit-related fees” involve principally the review of the responses to SEC comment letter received in 2010.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period (1)	Total Number of ADSs Purchased (2)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
January 1 through December 31, 2011	1,825,800	$1.4388	1,825,800	$18,556,368.17

(1)	The purchases of equity securities are listed according to the period of settlement dates.
(2)	Our ADS to ordinary share ratio is one ADS for every four ordinary shares.
(3)	On October 24, 2008, we announced that our board of directors approved a plan whereby we may repurchase up to $25 million of our ADSs.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided letters to the Nasdaq certifying that under Cayman Islands law and under our articles of association, (1) we are not required to hold annual shareholder meetings every year, and (2) we are not required to seek shareholder approval for any material amendments to our equity compensation plans.

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2010 or 2011. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Nasdaq Marketplace Rule 5635(c) requires each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding share options. Pursuant to the “home country practice” exemptions above that we applied and obtained, the amendments to our 2005 Share Incentive Plan to permit the option repricing in March 2008 were approved and ratified by only our board of directors and such amendments have not been, and will not be sought by us to be, approved or ratified by our shareholders.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Market Rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Vimicro International Corporation and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Vimicro International Corporation (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.1	Specimen Certificate for Ordinary Shares of Vimicro International Corporation (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.2	Specimen American Depositary Receipt of Vimicro International Corporation (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.3	Form of Deposit Agreement among Vimicro International Corporation, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.1	Registration Rights Agreement, dated as of October 12, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.2	2004 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.3	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.4	Amended and Restated 2005 Share Incentive Plan, dated December 11, 2008 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on July 9, 2009)

4.5	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6	Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.7	Cooperation Agreement, dated December 22, 2006, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

Exhibit Number	Description of Document

4.8	Supplementary Agreement, dated April 18, 2007, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.9	Contract for Transfer of the Use Right of the State-owned Land in Zhangjiang Semiconductor Industry Park, Shanghai, dated November 15, 2007, between Zhangjiang Semiconductor Industry Park Co., Ltd. and Vimicro High-Tech Corporation (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.10	Investment & Cooperation Agreement, dated December 26, 2007, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.11	Cooperative Agreement, dated September 24, 2008, among Tianjin Economic Technological Development Area Administrative Committee, Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.14 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on July 9, 2009)

4.12	Shareholders Agreement regarding the arrangement of initial share, effective from December 29, 2008, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on July 9, 2009)

4.13	Lock-up Agreements, dated June 30, 2009, between the Company and each of Mr. Zhonghan (John) Deng, Mr. Xiaodong (Dave) Yang, and Mr. Zhaowei (Kevin) Jin (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on July 9, 2009)

4.14	Agreement for the Transfer of Land Use Right of State-owned Construction Land, dated May 18, 2009, between Tianjin Economic-Technological Development Area (TEDA) Land Administration and Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on July 9, 2009)

4.15	Supplementary Agreement Regarding the Investment & Cooperation Agreement, dated June 18, 2009, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on July 9, 2009)

4.16	Shareholders Agreement regarding the grant of an exclusive right, dated June 30, 2009, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on July 9, 2009)

4.17	Cooperation Framework Agreement, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.18	Assets Transfer Agreement, dated December 27, 2010, between Vimicro Corporation and Vimicro Wuxi Corporation (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.19	Share Transfer Agreement regarding the transfer of 95% of our equity interest in Wuxi Vimicro Corporation, dated December 27, 2010, between Vimicro Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.20	Share Transfer Agreement regarding the transfer of 100% equity interests of Vimicro Technology Corporation, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

Exhibit Number	Description of Document

4.21	Share Transfer Agreement regarding the transfer of 100% equity interests of Vimicro High-Tech Corporation, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.22	Share Transfer Agreement regarding the transfer of 100% equity interests of Jiangsu Vimicro Electronics Corporation, dated December 27, 2010, between Vimicro Electronic Technology Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.23	Pledge Agreements, dated December 27, 2010, between Vimicro Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Wuxi Vimicro Corporation (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.24	Pledge Agreements, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Vimicro Technology Corporation (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.25	Pledge Agreements, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Vimicro High-Tech Corporation (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.26	Pledge Agreements, dated December 27, 2010, between Vimicro Electronic Technology Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.27*	Assets Transfer Agreement, dated December 27, 2011, between Vimicro Corporation and Vimicro Qingdao Corporation

4.28*	Fixed Assets Loan Contract, dated March 28, 2012, between Vimicro Tianjin and China Construction Bank Tianjin Branch

4.29*	Mortgage Contract, dated March 28, 2012, between Vimicro Tianjin and China Construction Bank Tianjin Branch

4.30*	Guarantee Contract, dated March 28, 2012, between Vimicro China and China Construction Bank Tianjin Branch

8.1*	List of Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Independent Registered Public Accounting Firm

101***

Financial information from registrant for the year ended December 31, 2011 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2010 and 2011; (ii) Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2009, 2010 and 2011; (iii) Consolidated Statements of Shareholders’ Equity as of December 31, 2009, 2010 and 2011; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011; and (v) Notes to the Consolidated Financial Statements.

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
***	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Chairman and Chief Executive Officer

Date: May 15, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Vimicro International Corporation

We have audited the accompanying consolidated balance sheets of Vimicro International Corporation (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimicro International Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vimicro International Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, the People’s Republic of China

May 15, 2012

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		As of December 31
	Note	2010	2011
Assets
Current assets:
Cash and cash equivalents		69,491	49,227
Short-term time deposits	4	12,380	—
Restricted cash	5	4,958	3,520
Marketable equity securities	6	1,436	—
Accounts and notes receivable, net of provision for doubtful accounts of $418 and $1,822 as of December 31, 2010 and 2011, respectively		18,647	17,895
Amounts due from related party	17	10,465	4,831
Inventories, net	7	13,751	18,734
Prepayments and other current assets, net of provision for doubtful accounts of $18 and $162 as of December 31, 2010 and 2011, respectively	8	4,191	4,057
Deferred tax assets	16(b)	2	356

Total current assets		135,321	98,620
Investment in an unconsolidated affiliates, at cost		87	1,520
Property, equipment and software, net	9	9,600	14,266
Land use rights	10	20,703	21,488
Intangible assets, net	11	2,929	—
Goodwill	11	2,082	—
Deferred tax assets-noncurrent	16(b)	—	112
Other assets		1,203	1,291

Total assets		171,925	137,297

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		As of December 31
	Note	2010	2011

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable		7,378	9,280
Notes payable		30	1,013
Amounts due to related party	17	4,848	963
Taxes payable		1,001	1,209
Advances from customers		291	1,916
Accrued expenses and other current liabilities	12	7,613	8,333
Deferred government grant		4,550	5,910

Total current liabilities		25,711	28,624

Deferred tax liabilities	16(b)	40	33
Product warranty		142	300

Total liabilities		25,893	28,957

Commitments and contingencies	19
Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 147,135,996 and 139,953,296 shares issued and outstanding as of December 31, 2010 and 2011, respectively	13	15	15
Additional paid-in capital		156,415	158,879
Treasury stock	13	(3,836)	(6,490)
Accumulated other comprehensive income		12,383	12,850
Accumulated deficit		(54,430)	(82,630)
Statutory reserve		2,782	2,782

Total shareholders’ equity attributable to Vimicro International Corporation		113,329	85,406
Non-controlling interest		32,703	22,934

Total shareholders’ equity		146,032	108,340

Total liabilities and shareholders’ equity		171,925	137,297

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2009	2010	2011
Net revenue		52,114	76,459	63,656
Cost of revenue		(35,183)	(51,117)	(42,932)

Gross profit		16,931	25,342	20,724

Operating expenses:
Research and development, net	15	(16,920)	(19,641)	(21,326)
Selling and marketing		(3,867)	(6,221)	(12,836)
General and administrative		(10,798)	(9,491)	(12,735)
Assets impairment	9,11	—	—	(6,599)

Total operating expenses		(31,585)	(35,353)	(53,496)
Loss from operations		(14,654)	(10,011)	(32,772)

Other income/(expense):
Interest income		1,422	1,071	673
Foreign exchange gain/(loss), net		(7)	634	1,678
Gain on disposal of marketable equity securities		2,461	367	1,517
Others, net		408	466	501

Loss before income taxes and share of profit of an unconsolidated affiliate subject to equity accounting		(10,370)	(7,473)	(28,403)
Income tax (expense)/benefit	16(a)	(532)	(750)	861

Net loss before share of profit of an unconsolidated affiliate subject to equity accounting		(10,902)	(8,223)	(27,542)
Equity in profit of an unconsolidated affiliate subject to equity accounting, net of tax		3	—	—

Net loss from continuing operations		(10,899)	(8,223)	(27,542)

Loss from discontinued operations, net of tax	3	(9,782)	(16,884)	(12,576)

Net loss		(20,681)	(25,107)	(40,118)

Loss attributable to non-controlling interest		(1,914)	(6,463)	(11,918)

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2009	2010	2011
Loss attributed to Vimicro International Corporation	(18,767)	(18,644)	(28,200)

Other comprehensive income
Foreign currency translation adjustment	93	2,535	3,309
Unrealized gain/(loss) on marketable equity securities	484	913	(1,368)

Comprehensive loss	(20,104)	(21,659)	(38,177)

Comprehensive loss attributable to non-controlling interest	(1,869)	(5,431)	(10,444)
Comprehensive loss attributable to Vimicro International Corporation	(18,235)	(16,228)	(27,733)

Loss per share – basic and diluted
- continuing operations	(0.06)	(0.02)	(0.10)
- discontinued operations	(0.07)	(0.11)	(0.09)

Total loss per share – basic and diluted	(0.13)	(0.13)	(0.19)

Weighted-average number of ordinary shares outstanding
-Basic and diluted	143,182,200	147,815,985	145,123,889

Components of share-based compensation expenses are included in the following expense captions:
Research and development, net	(3,119)	(1,918)	(782)
Selling and marketing	(261)	(190)	(80)
General and administrative	(5,575)	(1,955)	(1,559)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

			Additional		Accumulated Other			Non-	Total
	Common Shares		Paid-in	Treasury	Comprehensive	Accumulated	Statutory	Controlling	Shareholders
	Shares	Amount	Capital	Stock	Income	Deficit	Reserve	Interest	Equity
Balance as of December 31, 2008	137,778,145	14	142,681	(1,650)	9,435	(17,019)	2,782	36,579	172,822
Exercise of share options/vested restricted shares (note 14)	1,141,619	—	36	—	—	—	—	—	36
Issuance of common shares	9,867,404	1	—	—	—	—	—	—	1
Share repurchase	(1,144,000)	—	—	(1,014)	—	—	—	—	(1,014)
Share-based compensation expenses- non-employees	—	—	39	—	—	—	—	—	39
Share-based compensation expenses- employees (note 2)	—	—	8,916	—	—	—	—	—	8,916
Net loss	—	—	—	—	—	(18,767)	—	(1,914)	(20,681)
Foreign currency translation adjustment	—	—	—	—	48	—	—	45	93
Unrealized gain on marketable equity security	—	—	—	—	2,945	—	—	—	2,945
Reclassification of unrealized gain on marketable equity security upon disposal	—	—	—	—	(2,461)	—	—	—	(2,461)
Purchase of equity interest in Visiondigi	—	—	—	—	—	—	—	1,128	1,128

Balance as of December 31, 2009	147,643,168	15	151,672	(2,664)	9,967	(35,786)	2,782	35,838	161,824

			Additional		Accumulated Other			Non-	Total
	Common Shares		Paid-in	Treasury	Comprehensive	Accumulated	Statutory	Controlling	Shareholders
	Shares	Amount	Capital	Stock	Income	Deficit	Reserve	Interest	Equity
Exercise of share options/vested restricted shares (note 14)	781,628	—	78	—	—	—	—	—	78

Share repurchase	(1,288,800)	—	—	(1,172)	—	—	—	—	(1,172)
Share-based compensation expense- non-employees	—	—	19	—	—	—	—	—	19
Share-based compensation expense- employees (note 2)	—	—	4,044	—	—	—	—	—	4,044
Net loss	—	—	—	—	—	(18,644)	—	(6,463)	(25,107)
Foreign currency translation adjustment	—	—	—	—	1,503	—	—	1,032	2,535
Unrealized gain on marketable equity security	—	—	—	—	1,280	—	—	—	1,280
Reclassification of unrealized gain on marketable equity security upon disposal	—	—	—	—	(367)	—	—	—	(367)
Capital contribution from non-controlling shareholder	—	—	602	—	—	—	—	2,296	2,898

Balance as of December 31, 2010	147,135,996	15	156,415	(3,836)	12,383	(54,430)	2,782	32,703	146,032
Exercise of share options/vested restricted shares (note 14)	116,500	—	—	—	—	—	—	—	—
Issuance of common shares	4,000	—	—	—	—	—	—	—	—
Share repurchase	(7,303,200)	—	—	(2,654)	—	—	—	—	(2,654)
Share-based compensation expense- non-employees	—	—	4	—	—	—	—	—	4
Share-based compensation expense- employees (note 2)	—	—	2,417	—	—	—	—	—	2,417
Net loss	—	—	—	—	—	(28,200)	—	(11,918)	(40,118)
Foreign currency translation adjustment	—	—	—	—	1,835	—	—	1,474	3,309
Unrealized gain on marketable equity security	—	—	—	—	149	—	—	—	149
Reclassification of unrealized gain on marketable equity security upon disposal	—	—	—	—	(1,517)	—	—	—	(1,517)
Capital contribution from non-controlling shareholder	—	—	43	—	—	—	—	675	718

Balance as of December 31, 2011	139,953,296	15	158,879	(6,490)	12,850	(82,630)	2,782	22,934	108,340

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended as of December 31
	2009	2010	2011
Cash flows from operating activities:
Net loss	(20,681)	(25,107)	(40,118)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,559	3,689	4,490
Provision for doubtful accounts		436	1, 566
Inventory provision	—	—	(1,264)
Amortization	557	1,244	655
Deferred income tax benefits	(42)	(155)	(473)
Share-based compensation expense	8,955	4,063	2,421
Loss/(gain) from disposal of property and equipment	14	838	(11)
Assets impairment	—	—	6,599
Gain on sale of marketable equity securities	(2,461)	(367)	(1,517)
Equity in profit of an unconsolidated affiliate, net of tax	(3)	—	—
Loss from discontinued operations	—	6,481	205
Loss attributable to non-controlling interest	—	(6,463)	—
Changes in assets and liabilities:

Restricted cash	(132)	—	1,438
Accounts and notes receivable	(2,335)	(9,603)	(656)
Amount due from related party	—	(10,465)	621
Inventories	5,763	(4,947)	(3,789)
Prepayments and other current assets	(1,750)	(64)	(10)
Other assets	(62)	(230)	—
Accounts payable	(3,113)	2,420	1,903
Amount due to related party	—	4,848	(3,886)
Notes payable	—	30	983
Taxes payable	120	122	208
Advances from customers	593	(358)	1,625
Accrued expenses and other current liabilities	1,361	1,713	720
Product warranty	25	117	158
Deferred government grants	3,844	706	1,360

Net cash used in operating activities	(5,788)	(31,052)	(26,772)

Cash flows from investing activities:
Short-term time deposits placed with financial institutions	(43,913)	—	—
Maturity of short-term time deposits	14,892	31,555	12,380
Purchase of marketable equity securities	(627)	—	—
Change in restricted cash	73,157	(4,826)	—
Proceeds from disposal of marketable equity securities	3,759	387	1,585
Purchase of property, equipment and software	(2,697)	(5,524)	(11,685)
Cash payment for business acquisition	(8,198)	—	—
Land use rights payments	(3,584)	(9,423)	—
Investments in unconsolidated affiliates	—	(87)	(1,422)
Proceeds from disposal of property and equipment	1	—	24
Proceeds from disposal of assets in discontinued operations	—	—	4,426
Proceeds from sale of equity interest in discontinued operation	—	—	1,734
Proceeds from disposal of an unconsolidated affiliate	171	—	—

Net cash provided by investing activities	32,961	12,082	7,042

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended as of December 31
	2009	2010	2011

Cash flows from financing activities:
Repurchase of shares	(1,014)	(1,172)	(2,654)
Proceeds from exercise of share options	36	78	—
Capital contributions from non-controlling interests	29	2,898	718

Net cash (used in)/provided by financing activities	(949)	1,804	(1,936)

Effect of exchange rate changes on cash and cash equivalents	71	2,147	1,402

Net increase/(decrease) in cash and cash equivalents	26,295	(15,019)	(20,264)

Cash and cash equivalents at beginning of year	58,215	84,510	69,491

Cash and cash equivalents at end of year	84,510	69,491	49,227

Supplemental disclosure of cash flow information:
Payable for purchase of property and equipment	—	—	805
Software acquired in exchange for equity interests in subsidiary	1,098	—	—

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

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

Vimicro China has three directly wholly owned subsidiaries, Viewtel Corporation (“Viewtel”), Vimicro Electronics International Limited (“Vimicro Hong Kong”), Vimicro Electronic Technology Corporation (“Vimicro Beijing”), two majority owned consolidated subsidiaries, Visiondigi Technology Corporation (“Visiondigi”), Vimicro Electronics Corporation (“Vimicro Tianjin”) and a variable interest entity (“VIE”) of Vimicro Sky-Vision Technology Corporation (“Vimicro Sky-Vision”).

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

On July 27, 2009, Vimicro China formed Visiondigi in Shanghai with three individuals. Vimicro China and the three individuals (“Individual shareholders of Visiondigi”) contributed cash and intangible assets for 61.5% and 38.5% equity interest in Visiondigi, respectively. Visiondigi specializes in network video surveillance products and solutions. In January 2010, Ningbo Sunny Opotech Corporation Limited (“Ningbo Sunny”) invested RMB 20 million ($2.9 million) in Visiondigi. Vimicro China increased its shareholding for a consideration of RMB 9.85 million ($1.4 million). In April 2011, as per the previous agreement between shareholders, the shareholding percentage of the individual Shareholders of Visiondigi as a group was reduced by 7%, which was proportionately transferred 7% equity interests to Vimicro China and Ningbo Sunny according to their cash amounts invested in March 2010. Concurrently, Vimicro China, Ningbo Sunny and the individual shareholders of Visiondigi increased their cash contribution with a total amount of RMB10 million ($1.5 million) in proportion to each shareholding percentage, of which Vimicro China contributed RMB5.3 million ($0.8 million). As a result, Vimicro China, Ningbo Sunny and the three individuals as a group held 53.26%, 30.85% and 15.89% of the equity interests in Visiondigi, as of December 31, 2011, respectively.

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

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

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

On September 16, 2009, Vimicro Tianjin acquired the video surveillance system (“ViSS”) business from Alcatel-Lucent Shanghai Bell Co., Ltd. (“ASB”). The ViSS provides a leading security and surveillance solution over telecommunication networks.

PRC laws and regulations prohibit or restrict foreign ownership of value-added telecommunications services. To comply with these foreign ownership restrictions, the Company operates its value-added telecommunications services in the PRC through its VIE, the PRC legal entity that was established by the CEO and President of the Company or individuals authorized by the Company. The paid-in capital of the VIE was funded by the Company through a loan extended to the authorized individuals. The Company has entered into certain exclusive agreements with the VIE through Vimicro China which obligates Vimicro China to absorb a majority of the risk of loss from the VIE activities and entitles Vimicro China to receive a majority of residual returns. In addition, the Company has entered into certain agreements with the authorized individuals through Vimicro China, including loan agreements for the paid-in capital of the VIE, option agreements to acquire the equity interests in the VIE when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIE held by the authorized individuals.

Based on these contractual arrangements, the Company consolidates the VIE in accordance with SEC Regulation S-X 3A-02, Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”), because the Company holds all the variable interests of the VIE through Vimicro China, which is the primary beneficiary of the VIE. Despite the lack of majority ownership, there exists a parent–subsidiary relationship between the Company and VIE through the aforementioned agreements, whereby the equity holders of VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Vimicro China. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIE. The carrying amounts of the total current assets and shareholder’s equity of the VIE were $1,470 and $1,464, respectively.

In December 2010, the Company’s Board of Directors approved the Company to dispose of 95% of the equity interest in Wuxi Vimicro Corporation (“Vimicro Wuxi”), which was formed by Vimicro China, to Beijing Zhongxing Tianshi Consulting Company (“VMF Consulting Company”), a related party owned by certain executives of the Company. As of December 31, 2010, the Company owns 5% of Vimicro Wuxi. The purpose of the disposal is to focus the Company’s resources on the surveillance and security business by divesting certain non-core business lines. Vimicro Wuxi, the disposed of entity, contained the analog integrated circuit, MP4, advanced multimedia and blue tooth businesses (the “Non-core IC Businesses”). Accordingly, the results of operations of Vimicro Wuxi have been shown as “Discontinued Operations” in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2009 and 2010.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

In December 2011, the Company disposed of the mobile business to a newly established entity, Qingdao Vimicro Corporation (“Vimicro Qingdao”), a related party, which was 18% directly owned by Vimicro China, 19% owned by Vimicro Wuxi, 14% owned by VMF Consulting Company and 49% owned by two former key employees of mobile phone multimedia processor business (“mobile business”). Following the disposal, the mobile business will be regarded as a cost method equity investment by our company and will no longer be consolidated. The disposal transaction was completed in December 2011. Accordingly, the results of operations of mobile business have been shown as “Discontinued Operations” in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2009, 2010 and 2011.

There have been no significant operations in Vimicro Shenzhen, Vimicro Shanghai, Vimicro Beijing, Vimicro Jiangsu and Vimicro Sky-Vision since their incorporation.

The Company and its controlled entities, including subsidiaries and variable interest entity are hereinafter collectively referred to as the “Group”.

The Group designs, develops and markets semiconductor products with multimedia applications, including personal computer (“PC”) camera multimedia processors and security processors. The Group also provides video surveillance and security products solutions and services. In addition, it is also involved in the packaging, testing and reselling of third party image sensors according to the Company’s specifications. Product manufacturing, certain product packaging and testing are outsourced to third party vendors.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The comparative consolidated statements of operations for the years ended December 31, 2009 and 2010 have been restated to reflect the operations discontinued during the year ended December 31, 2011, as if they had been discontinued from the start of the earliest period presented.

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

A variable interest entity is the entity in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. Vimicro China is the primary beneficiary of the entity.

All significant inter-company transactions and balances, and any unrealized gains arising from inter-company transactions, are eliminated in consolidation.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

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

Investments in entities which the Group holds less than 20% of the investee’s voting stock and does not exert significant influence is accounted for using the cost method of accounting. Cost accounting measures the original cost on the fair market value of the consideration at the acquisition date and adjusts for other-than-temporary declines in fair value. Cash dividends from the investee are reported as income by the investor. Vimicro China held a 5% equity interest in Vimicro Wuxi after the divesting of Non-core IC Business in December 2010. Vimicro China held a 18% direct equity interest in Vimicro Qingdao after the disposal of mobile business in December 2011.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property, equipment and software and other long-lived assets, realization of deferred tax assets and uncertain tax positions, provision for doubtful accounts, write-down of inventories, determining the fair value of assets and liabilities in acquisition, share-based compensation expenses, estimated selling price for multiple element deliverables, goodwill and intangible assets, assumptions used in the valuation of the Non-core IC Business and mobile business.

From January 1, 2010, the Group revised estimated residual values for equipment and office furniture, motor vehicles and software from 10% to nil based on management’s assessment. Changes in estimates are accounted for on a prospective basis, by amortizing related assets’ current carrying values over their estimated useful lives without residual value. The effect of this change increased loss from continuing operations and net loss by approximately $473 in 2010 or $0.00 per basic and diluted ordinary shares for 2010 when compared to the results using original estimated residual values.

From January 1, 2010, the Group revised estimated useful life from eight years to five years for the software acquired from Visiondigi based on management’s assessment. Changes in estimates are accounted for on a prospective basis, by amortizing the software’s current carrying value over the revised estimated useful life. The effect of this change increased loss from continuing operations and net loss by approximately $26 or $0.00 per basic and diluted ordinary shares for 2010 when compared to the results using the original estimated useful life.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

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

The Group operates in two segments: multimedia processors, and surveillance and security products from 2009. Revenues from multimedia processors, and surveillance and security products accounted for approximately 96% and 4%, 90% and 10%, 74% and 26% of total revenue in 2009, 2010 and 2011, respectively.

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2009, 2010 and 2011 the top ten customers accounted for approximately 87%, 86% and 87% of total product revenue, respectively. The Group cannot assure that these customers will continue to purchase products from them.

The following table summarizes the customers who accounted for more than 10% of the total revenue of the Group for the years ended December 31, 2009, 2010 and 2011.

	Years ended December 31
	2009	2010	2011
Multimedia processors
Customer B	12%	13%	10%
Customer I	20%	16%	4%
Customer P	8%	18%	51%
Surveillance and security products
Customer S	4%	5%	12%

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

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, time deposits, temporarily restricted cash and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unlikely to claim its deposits back in full. The Company continues to monitor the financial strength of the financial institutions. The Company had $52.7 million in cash and cash equivalents, short-term time deposits and temporarily restricted cash as of December 31, 2011. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of credit risk (cont’d)

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2010 and 2011:

	As of December 31
	2010	2011
Customer P	13%	20%
Customer V	13%	2%
Customer S	23%	53%
Customer U	11%	—

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

A portion of our revenue and most of our operating expenses are denominated in RMB, while most of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. The Group uses the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net loss and comprehensive loss reported in U.S. dollars.

Fair value of measurements

ASC 820, Fair value measurement and Disclosure (“ASC820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy. Although the adoption of ASC 820 did not impact the Group’s financial position, results of operations, or cash flow, ASC 820 requires additional disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

The Group’s financial instruments include cash and cash equivalents, short-term time deposits, temporarily restricted cash, marketable equity securities, accounts receivable, accounts payable, customer advances and deposits. The carrying amounts of the Group’s cash and cash equivalents, time deposits and restricted cash approximate their fair value due to the short maturity of those instruments. Fair values for equity securities classified as available for sale securities are based upon quoted market prices. The carrying amounts of the Group’s receivables and payables approximated their fair values as of the balance sheet dates due to their short maturities and the interest rates currently available.

In accordance with ASC 820, the Company measures marketable equity securities classified as available for sale at fair value on a recurring basis. These assets are classified within the Level 1 by the fair value hierarchy as they can be valued using quoted market prices.

The following table summarizes the nonrecurring fair value measurements for each class of assets as of and for the year ended December 31, 2011.

	Fair value measurement at the December 31, 2011 using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significance Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) Total losses	Total losses
Nonrecurring fair value measurements
Property, equipment and software	14,266	—	—	14,266	(1,743)
Intangible assets	—	—	—	—	(2,674)
Goodwill	—	—	—	—	(2,182)

Property, equipment and software, intangible assets, goodwill were written down to their fair value of $14,266, nil and nil as of December 31, 2011, resulting in an impairment charge of $1,743,$2,674 and $2,182, respectively, which were aggregately included in the caption of “Assets impairment” for the year ended December 31, 2011 in the consolidated statements of operations and comprehensive loss. The Group utilized cost method under which 59% to 100% discounts were applied to quoted market price, depending on the expected remaining useful lives of such assets.

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

Marketable equity securities

Marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses, net of tax, are recorded in accumulated other comprehensive income, a separate component of shareholders equity. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are recorded as gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities respectively under other income/(expense) in the consolidated statements of operations and comprehensive loss. The basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the first in, first out method.

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

The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Provision for doubtful accounts

Provisions are made against accounts receivable to the extent that collection is considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill amount is not amortized but tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company determined that it has two reporting units: multimedia processors and surveillance and security products. Goodwill arose from the acquisition of the ViSS business and is allocated to the surveillance and security products segment.

Intangible assets

Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method and carried at cost less accumulated amortization with no residual value. The estimated useful lives of intangible assets are reviewed at least annually. As of December 31, 2011, intangible assets have useful lives from the date of acquisition as follows:

Core technologies	15.3 years
Trade name	1.3 years
Purchased software	5 years

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Impairment of long-lived assets

Impairment of property, plant and equipment and intangibles

The Group evaluates its long-lived assets or asset group including intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group valuates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon the market value for similar assets and discounted cash flows for property, equipment and software and intangibles, respectively.

Impairment of goodwill

In accordance with ASC 350, Intangibles, Goodwill and Other, goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present. The goodwill testing utilizes a two-step impairment analysis, whereby the Group compares the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Group recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value.

Revenue recognition

The Group recognizes revenue from the sales of products and rendering of services when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title has occurred, the fees are fixed or determinable and collectability is reasonably assured, as prescribed by ASC 605, Revenue recognition (“ASC 605”).

Multimedia processors

Multimedia processor revenue derives from PC and embedded notebook camera multimedia processors, image sensors, and other products. Multimedia processors revenues are generally recorded net of business taxes and related surcharges provided all revenue recognition criteria have been met.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue recognition (cont’d)

The cost of multimedia processor revenue primarily consists of costs associated with the fabrication of wafers, assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party image sensors that the Group sells to its customers.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Research and development costs

Research and development (“R&D”) costs are charged to expense as incurred.

Government grants

Government grants received from PRC government agencies are recognized as deferred government grants and offset against the corresponding expenses as and when they are incurred for the specific research and development projects or general operation purpose for which these grants are received.

Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $332, $396 and $780 for the years ended December 31, 2009, 2010 and 2011, respectively.

Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company adopted the provisions of ASC740 Income Taxes (“ASC740”) to clarify the accounting for uncertainty in income taxes. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive loss.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Foreign currency transactions and translation

The functional currencies of the Company and its subsidiaries are their respective local currencies. The reporting currency of the Group is the United States Dollar (“USD”). Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using exchange rates in effect at the balance sheet dates. These exchange differences are included in the consolidated statements of operations and comprehensive loss.

Those entities that use a different functional currency other than USD are translated into USD using the applicable exchange rates at balance sheet dates for assets and liabilities and average exchange rates are used for the statements of operations and comprehensive loss. Translation adjustments resulting from translation of these consolidated financial statements are reflected as foreign currency translation adjustment in accumulated other comprehensive income in the shareholders’ equity.

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

The Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Employee social security and welfare benefit plans (cont’d)

The welfare benefits expenses were approximately $2,484, $3,578 and $5,334 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

The PRC subsidiaries and VIE did not appropriate statutory reserve fund during the years ended December 31, 2009, 2010 and 2011 because of their losses.

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

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Company during a period from transactions and other events or circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income of the Company consists of foreign currency translation adjustments and unrealized gain/ (loss) on available-for-sale securities.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

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

The following table sets forth the computation of basic and diluted loss attributable to ordinary shareholders per share:

	Year ended December 31
	2009	2010	2011
Numerator:
Loss from continuing operations attributable to Vimicro International Corporation	(8,985)	(1,760)	(15,624)
Loss from discontinued operations attributable to Vimicro International Corporation	(9,782)	(16,884)	(12,576)

Net loss attributable to Vimicro International Corporation	(18,767)	(18,644)	(28,200)

Denominator (in number of shares):

Weighted-average ordinary shares outstanding - basic and diluted	143,182,200	147,815,985	145,123,889

Loss per share - basic and diluted
Continuing operations	(0.06)	(0.02)	(0.10)

Discontinued operations	(0.07)	(0.11)	(0.09)

Total loss per share - basic and diluted	(0.13)	(0.13)	(0.19)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Loss per share (cont’d)

The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. Potentially dilutive securities have been excluded from the computation of diluted loss per share if their inclusion is anti-dilutive.

There were 21,325,751, 22,109,023 and 28,646,437 share options and non-vested restricted shares outstanding as of December 31, 2009, 2010 and 2011, respectively, which were excluded from the computation of loss per share because of their anti-dilutive effect.

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

As of December 31, 2010 and 2011, the Company had land use rights that are amortized over the useful life up to 50 years.

Treasury stock

Treasury stock consists of shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board issued ASU No. 2011-04 (“ASU 2011-04”), Fair Value Measurement (“ASC 820”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt ASU 2011-04 beginning January 1, 2012 and does not expect the adoption to have a material impact on its consolidated financial statements.

In June 2011, the Financial Accounting Standards Board issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company currently presents items of net income and OCI in one continuous statement and the adoption of ASU 2011-05 and ASU 2011-12 is not expected to have a material impact on the Company’s consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

3.	DISCONTINUED OPERATIONS

In December 2010, the Company disposed of 95% of its equity interest in Vimicro Wuxi to VMF Consulting Company, a related party. The purpose of the transfer is to focus on the growing the surveillance and security business by divesting its Non-core IC Business reported under the multimedia processors segment. Transaction consideration of $1.7 million was established with the assistance of a third party valuation firm. As at December 31, 2011, the Group continued to own 5% of Vimicro Wuxi.

In order to focus on core PC and embedded notebook camera multimedia processor and surveillance and security businesses, while at the same time streamlining the Group cost structure, in December 2011, the Company disposed of mobile business to a newly established entity, Vimicro Qingdao, which was 18% owned by Vimicro China, 19% owned by Vimicro Wuxi, 14% owned by VMF Consulting Company and 49% owned by two former key employees of mobile business. Following the disposal, the investment in Vimicro Qingdao is accounted at cost less impairment and is not subject to consolidation. The disposal transaction was completed in December 2011.

The results of operations of Vimicro Wuxi and mobile business were separately presented on the consolidated statements of operations and comprehensive loss under “Discontinued Operations” for the years ended December 31, 2009, 2010 and 2011 which included:

	For the Year Ended December 31
	2009	2010	2011
Net revenue	20,857	24,870	7,856
Cost of revenue	(16,715)	(20,629)	(6,935)
Gross profit	4,142	4,241	921
Operating expenses	(14,365)	(21,335)	(10,665)
Net loss from operations before income tax	(10,223)	(17,094)	(9,744)
Income tax expense	441	664	(1,278)
Net loss from operations	(9,782)	(16,430)	(11,022)

Net loss on disposal*	—	(454)	(1,554)

Net loss	(9,782)	(16,884)	(12,576)

*	Net loss on disposal includes severence payments to the employees of nil, nil and $1,336 for the years ended December 31, 2009, 2010 and 2011, respectively.

4.	SHORT-TERM TIME DEPOSITS

Short-term time deposits consist of deposits of $12,380 and nil with an original maturity of six months and an interest rate of 1.98% and nil per annum as of December 31, 2010 and 2011, respectively.

5.	RESTRICTED CASH

Restricted cash of $4,958 represents amounts restricted as bidding deposits and government grant restricted as to withdrawal under certain terms as of December 31, 2010. Restricted cash of $3,520 represents amounts received as government grant restricted as to withdrawal under certain terms as of December 31, 2011.

6	MARKETABLE EQUITY SECURITIES

The marketable equity securities are classified as available-for-sale. The cost of the available-for-sale securities was $68 and nil and the aggregate fair value based on quoted market prices of the available-for-sale securities was $1,436 and nil as of December 31, 2010 and 2011, respectively. The Company recorded an unrealized gain of $484, $913, and $149 on its available-for-sale securities in other comprehensive income for the years ended December 31, 2009, 2010 and 2011 respectively. The Company sold certain available-for-sale securities and received the proceeds totaling $3,759, $387 and $1,585 in 2009, 2010 and 2011, respectively. The amount of gains reclassified out of accumulated other comprehensive loss into earnings was $2,461, $367 and $1,517 in 2009, 2010 and 2011, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

7.	INVENTORIES

	As of December 31
	2010	2011
Inventories
Finished goods	7,453	13,579
Raw materials	6,004	4,577
Work in process	294	578

	13,751	18,734

The finished goods included consignment inventory of $156 and $830 as of December 31, 2010 and 2011, respectively.

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2010	2011
Amounts due from employees	223	174
Hong Kong withholding tax refundable (Note 16(a))	980	988
Prepayments to suppliers and other third parties	1,821	806
Prepaid expenses	297	554
Other receivables	870	1,535

	4,191	4,057

9.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2010	2011
Equipment and office furniture	10,870	11,714
Leasehold improvements	2,576	2,894
Mask and tooling	1,829	1,758
Motor vehicles	1,284	1,506
Purchased software	3,973	3,614
Construction in progress	2,185	9,891

	22,717	31,377
Less: accumulated depreciation	(13,117)	(15,368)
Impairment loss	—	(1,743)

	9,600	14,266

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 were $1,865, $2,798 and $3,997 respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

9.	PROPERTY, EQUIPMENT AND SOFTWARE, NET (CONT’D)

During the year ended December 31, 2011, the Group identified impairment indicators in connection with disposal of the mobile business and other obsolete assets related to the mobile business other than disposal. It was assessed that the future undiscounted cash flows for the property, equipment an software would be lower than its carrying amount. The Group assessed the fair value of the property, equipment an software by reference to the market value for similar assets and recognized an impairment charge, being the difference between the carrying value and the fair value of the equipment, amounting to $1,743. The impairment charge is included in the caption of “Assets impairment” in the consolidated statements of operations and comprehensive loss.

10.	LAND USE RIGHTS

	As of December 31
	2010	2011
Cost:
Land use rights acquired	9,798	14,413
Prepayment for land use rights acquisition	11,235	7,694

	21,033	22,107
Less: accumulated amortization	(330)	(619)

	20,703	21,488

Amortization expenses for the years ended December 31, 2009, 2010 and 2011 were $43, $248 and $265, respectively.

Estimated amortization expense of the land use rights acquired as of December 31, 2011 for each of next five years is as follows:

$
For the years ending December 31,
2012	301
2013	301
2014	301
2015	301
2016 and thereafter	301

11.	GOODWILL AND INTANGIBLE ASSETS

In 2009, Vimicro Tianjin completed the acquisition of the ViSS business that resulted in goodwill of $2,019. Due to translation adjustment, the carrying amount as at December 31, 2010 was $2,082. The changes of goodwill are as below:

	As of December 31
	2010	2011
Balance as of January 1	2,019	2,082
Impairment losses	—	(2,182)
Foreign currency translation adjustment	63	100

Balance as of December 31	2,082	—

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11.	GOODWILL AND INTANGIBLE ASSETS (CONT’D)

The Group assessed the fair value under the surveillance and security products reporting unit as of December 31, 2011 using the income-based valuation methodology. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Based on the results of the valuation, the assessed fair value was below the carrying value of the surveillance and security products reporting unit as of year end. The Group then performed a hypothetical purchase allocation using the fair value of the reporting unit and determined that the goodwill was fully impaired. As a result, the Group recognized a goodwill impairment charge of $2,182 for the year ended December 31, 2011 under the caption of “Assets impairment” in the consolidated statement of operations and comprehensive loss.

In 2009, the Group acquired intangible assets with a fair value of $3,065 and $1,098 in connection with the acquisition of the ViSS business and Visiondigi, respectively. The changes of intangible assets are as below:

	As of December 31, 2010
	Cost	Accumulated amortization	Impairment loss	Net
Core technology	2,319	(202)	—	2,117
Trade name	841	(841)	—	—
Software	1,130	(318)	—	812

	4,290	(1,361)	—	2,929

	As of December 31, 2011
	Cost	Accumulated amortization	Impairment loss	Net
Core technology	2,437	(403)	(2,034)	—
Trade name	884	(884)	—	—
Software	1,190	(550)	(640)	—

	4,511	(1,837)	(2,674)	—

The core technology and software were primarily used in the Mobile Business. Following the disposal of the Mobile Business in December 2011, the Company performed an impairment analysis and concluded that there would not be significant cash flows to be generated by these intangibles. Accordingly, the Company recorded an impairment charge of $2,674 for the year ended December 31, 2011 under the caption of “Assets impairment” in the consolidated statement of operations and comprehensive loss.

During the year ended December 31, 2009, 2010 and 2011, the amortization expenses of intangible assets were $344, $986 and $387, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2010	2011
Accrued salary and welfare expenses	3,712	3,729
Accrued professional fees	1,185	1,481
Payables to intellectual property suppliers	327	298
Payables to other suppliers	1,273	1,672
Payables to employees	70	87
Other accrued expenses	1,046	1,066

	7,613	8,333

13.	SHAREHOLDERS’ EQUITY

Ordinary shares

The Company’s Amended and Restated Memorandum and Articles of Association authorize the Company to issue 500,000,000 shares with a nominal or par value of $0.0001 each.

Share repurchase program

On October 12, 2008, the Company announced a share repurchase program authorized by the Board of Directors with total share repurchase amounts up to $25,000.

The share repurchase for each of the three years ended December 31, 2011 is summarized in the table below. The shares repurchased by the Company were accounted for at cost and there was no reissuance of the shares as of December 31, 2011.

	ADS	Ordinary shares	Price per ADS (including brokerage commission)	Total consideration
2009	286,000	1,144,000	3.06 - 3.73	1,014
2010	322,200	1,288,800	3.40 - 3.81	1,172
2011	1,825,800	7,303,200	1.31 - 3.75	2,654

	2,434,000	9,736,000		4,840

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION

Pursuant to ASC 718, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share granted based on the fair values of share option and restricted share on the dates of grant. The fair value of restricted shares and ordinary shares are equal to the market value of the Company’s common stock on the date of grant.

Share-based compensation expense recognized in 2009, 2010 and 2011 was $8,955, $4,063 and $2,421, respectively. No income tax benefit was recognized in the statements of operations and comprehensive loss for share-based compensation arrangements for the years ended December 31, 2009, 2010 and 2011, respectively, as no tax deduction was claimed.

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

The Company recognized compensation expense of approximately $6, nil and nil for the years ended December 31, 2009, 2010 and 2011 respectively, in connection with the Discretionary Plan.

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

The Company recognized compensation expenses of approximately $87, $68 and nil for the years ended December 31, 2009, 2010 and 2011.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted a total of 664,800 share options to non-employees with an exercise price range of between $1.60 and $2.50.

The Company recorded consultancy fee expense with respect to research and development activities of approximately $15, $1 and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

2005 Plan:

The 2005 Plan provides for the granting of share options and restricted shares to employees and non-employee consultants of the Company. The 3,065,505 share options which were not issued under the 2004 Plan were transferred to the 2005 Plan. Subsequently, another 10,000,000 shares were authorized for future grant.

Options granted thereafter are made under the 2005 Plan and no new options were granted under the 2004 Plan. The Company has reserved 13,065,505 ordinary shares for grant and authorized another 18,000,000 shares under the 2005 Plan as of December 31, 2011. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

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

Under the 2005 Plan, the Company granted 20,682,152 share options to employees prior to 2011 and 8,496,000 share options during 2011 with an exercise price range of between $0.32 to $0.41.

The Company recognized $3,299, $3,373 and $2,126 in share-based compensation expense for the years ended December 31, 2009, 2010 and 2011, respectively.

Employee restricted shares:

Under the 2005 Plan, the Company granted 3,440,600 restricted shares as of December 31, 2011 to employees with vesting period between one and five years.

The Company recognized $465, $318 and $123 in share-based compensation expense for the years ended December 31, 2009, 2010 and 2011, respectively.

Non-employee options:

Under the 2005 Plan, as of December 31, 2011, for services provided by non-employee consultants, the Company granted 1,134,500 share options to non-employees with an exercise price range of between $1.11 and $4.55, there were no non-employee share options granted in 2011.

The Company recorded consultancy fee expense with respect to research and development activities of approximately $24, $18 and $4 for the years ended December 31, 2009, 2010 and 2011, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

Non-employee restricted shares:

Under the 2005 Plan, the Company granted 200,000 restricted shares with a vesting period of three years and 30,000 restricted shares with a vesting period of one year to non-employees. The vesting schedule is that 1/36 of the restricted shares will vest each month and 100% vested in one year after the grant date, respectively.

The Company recognized nil for the year ended December 31, 2009, 2010 and 2011, respectively.

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

The Company recognized the re-pricing related share-based compensation expense of $341, $285 and $162 for the year ended December 31, 2009, 2010 and 2011, respectively.

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

In connection with these two grants of ordinary shares, the Company recognized compensation expense of $4,718 for the year ended December 31, 2009.

On July 31, 2011, the Company granted 4,000 ordinary shares at the consideration of par value of $0.0001 per share to one resigned senior executive without any conditions and recognized compensation expense of $2 for the year ended December 31, 2011.

Summary of share options granted to both employees and non-employees as of December 31, 2011 is presented below:

	Number of options	Weighted- average exercise price

Outstanding at December 31, 2010	21,838,523	1.01
Options granted	8,496,000	0.37
Options forfeited	(1,794,086)	1.16

Outstanding at December 31, 2011	28,540,437	0.81

Vested and expected to vest at December 31, 2011	18,082,117	1.01

Total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 was $137, $250 and nil, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

The aggregate intrinsic value and weighted-average remaining contractual life for share options vested and expected to vest at December 31, 2011 were $494 and 5.76 years, respectively.

The weighted-average grant date fair value of options granted for each of the years ended December 31, 2009, 2010 and 2011 was $0.42, $0.43 and $0.18, respectively.

As of December 31, 2011, total unrecognized share-based compensation expense related to share options was $1,823 under the straight-line method. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 4.2 years. To the extent the actual forfeiture rate is different from the original estimate, actual share based compensation related to these awards may be different from the expectation.

Summary of restricted shares granted to both employees and non-employees as of December 31, 2011 is presented below:

	Number of restricted shares	Weighted average grant date fair value
Non-vested at December 31, 2010	270,500	1.10
Vested	(116,500)	1.39
Forfeited	(48,000)	0.48

Non-vested at December 31, 2011	106,000	1.03

As of December 31, 2011, total unrecognized share-based compensation expense related to restricted shares was $65. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.26 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

The total fair value of shares vested during the year ended December 31, 2009, 2010 and 2011 was $5,182, $482 and $66, respectively.

There were no capitalized share-based compensation expenses for the years ended December 31, 2009, 2010 and 2011.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

The following table summarizes information with respect to options outstanding as of December 31, 2011:

	Options outstanding				Options exercisable
Range of exercise price	Number of options outstanding	Weighted- Average Remaining Contractual life (years)	Weighted- average exercise price	Intrinsic value as of December 31, 2011	Number of options exercisable	Weighted- average remaining contractual life (years)	Weighted- Average Exercise Price	Intrinsic value as of December 31, 2011

0.01-0.38	9,550,008	8.02	0.32	497,290	2,060,008	2.17	0.14	457,290
0.40-0.63	2,503,700	5.77	0.52	—	1,407,700	2.74	0.59	—
0.68-0.97	11,931,534	4.99	0.73	—	10,212,144	4.40	0.71	—
1.00-1.39	737,770	5.83	1.25	—	609,040	5.56	1.27	—
1.47-1.60	1,123,375	3.16	1.59	—	1,109,525	3.13	1.59	—
1.73-2.10	394,550	3.68	1.93	—	390,300	3.67	1.93	—
2.27-2.59	983,500	4.38	2.50	—	977,600	4.38	2.50	—
2.75-2.82	801,000	4.23	2.80	—	801,000	4.23	2.80	—
3.00-3.37	266,000	4.23	3.13	—	266,000	4.23	3.13	—
4.22-4.55	249,000	4.30	4.44	—	249,000	4.30	4.44	—

	28,540,437	5.95	0.81	497,290	18,082,317	3.95	1.01	457,290

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

The estimated grant date fair values of each option outstanding for employees and non-employees range from $0 to $3.36 and $0.64 to $4.41, respectively. The Company estimates the grant date fair value of stock options using a Black-Scholes option-pricing model.

Employee grants:

The assumptions below are for options with 5 years vesting period after grant date.

	2009	2010	2011
Risk-free interest rates (%) (1)	3-3.30	1.31-2.35	1.33-1.75
Expected life (2)	6.4 years	5-5.8 years	5.7-5.8 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	65	51-54	50-51

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 or 7 years which is approximately consistent with the expected life of the awards.
(2)	For 2009, the Company uses the simplified method to calculate the expected life of share options. From 2010, the Company calculates the expected life of share options based on historical record since the Company has sufficient historical exercise data.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)	The Company estimated volatility based on the historical volatilities of the Company.

Non-employee grants:

	2009	2010	2011
Risk-free interest rates (%) (1)	1.47-2.95	1.04-2.75	0.79-2.31
Expected life (2)	5 years	5 years	5 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	65	51-54	50-51

(1)	The risk-free interest rate is based on the United States Treasury Bill for a term of 5 years consistent with the expected life of the awards.
(2)	The Company uses the vesting term of 5 years as the expected life of share options for non-employees.
(3)	The Company currently has no history or expectation of paying dividends on its ordinary shares.
(4)	The Company estimated volatility based on the historical volatilities of the Company.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

15.	RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2009	2010	2011
Research and development	17,192	21,270	22,454
Less: research and development grants	(272)	(1,629)	(1,128)

Research and development, net	16,920	19,641	21,326

There is no assurance that the Company will continue to receive research and development grants.

16.	TAXATION

(a)	Income taxes

Income taxes of the Group are as follows:

	Years ended December 31
	2009	2010	2011
Current income tax (expense) / benefit	(572)	(908)	388
Deferred income tax benefit	40	158	473

Income tax (expense) / benefit	(532)	(750)	861

The components of income/(loss) before income taxes are as follows:

	Years ended December 31
	2009	2010	2011
Loss arising from China operations	1,355	2,160	(28,147)
Loss arising from non-China operations	(11,725)	(9,633)	(256)
- U.S.	25	33	45
- Hong Kong	(3,620)	(4,458)	2,259
- Cayman	(8,130)	(5,208)	(2,560)

Loss before taxes and loss of an unconsolidated affiliate subject to equity accounting	(10,370)	(7,473)	(28,403)

Income tax benefit relating to China operations	51	157	—
Income tax (expense) / benefit relating to non-China operations	(583)	(907)	861
- U.S.	(11)	1	(11)
- Hong Kong	(572)	(908)	872

	(532)	(750)	861

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.	TAXATION (CONT’D)

(a)	Income taxes (cont’d)

As of and for the three years ended December 31, 2011, no unrecognized tax benefits or interest and penalties have been recognized.

The Company’s tax years from 2003 through 2011, are still open for examination in various tax jurisdictions. The Company does not anticipate any significant change within 12 months of this report date of its uncertain tax positions.

The People’s Republic of China:

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law (“New EIT Law”), which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25% and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the previously effective PRC EIT Law for Foreign Investment Enterprises and Foreign Enterprises tax laws, administrative regulations and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology enterprise” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprise” set out in the Implementation Rules of the New EIT Law. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rate treatments granted to PRC entities that previously qualified for “high and new technology enterprise” will not automatically be applicable under the new tax regime unless they qualify as a “high and new technology enterprise” pursuant to the New EIT Law, its Implementation Rules and relevant working guidance promulgated by the government authorities. Vimicro China was recognized as a “high and new technology enterprise” by the competent government authorities and under the New EIT Law, effective in 2008, it was entitled to a preferential tax rate of 15% for three years from January 1, 2008.

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

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.	TAXATION (CONT’D)

The People’s Republic of China (cont’d):

Vimicro China, as an advanced technology enterprise, is entitled to an extra 50% deduction on qualified R&D expenditures. However Vimicro China is required to obtain the approval from Beijing Municipal Science and Technology Commission to enjoy the R&D super deduction since year 2008. Vimicro China did not obtain the approval from the government authority in 2009 and 2010. Accordingly Vimicro China does not believe it is more likely than not that it can get the approval in 2011.

The composition of income tax expense relating to China operations is as follows:

	Years ended December 31
	2009	2010	2011

Deferred income tax benefit	51	157	—

Income tax benefit	51	157	—

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. the Company has no taxable income in 2011 after taking into consideration of the major tax reconciling items under the prevailing PRC EIT system including unpaid payroll balance, accrued expenses and stock option charges etc. As such, there would not be any PRC income tax exposure arising from this position. The Company will continue to monitor its tax status.

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Viewtel had income tax expense of approximately $11, income tax benefit of approximately $1 and income tax expense of approximately $11 in 2009, 2010 and 2011, respectively.

Hong Kong

Subject to certain provisions of the Inland Revenue Ordinance in Hong Kong, a non-Hong Kong person or entity is subject to withholding tax on gross royalty income received or accrued for the use of or right to use certain intellectual property in Hong Kong. Additionally, the Hong Kong payer must withhold if the payer will seek a deduction in Hong Kong for the royalty. Where the royalty is paid to a related party and intellectual property in question has never been owned, wholly or in part, by a person carrying on a business in Hong Kong, the effective rate of withholding was 4.95% in 2009/10, 2010/11 and 2011/12. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro Hong Kong withheld and paid over to the tax authorities in Hong Kong on behalf of Vimicro China certain amounts in respect of prior years. Upon approval by the relevant PRC tax authorities, the amount of withholding tax paid on royalty income to the Hong Kong tax authority can be treated as a foreign tax credit by Vimicro China. Thus, it can be used to offset the tax payable on the same source of income for PRC tax purpose.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.	TAXATION (CONT’D)

Hong Kong (cont’d)

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

As a result of Vimicro Hong Kong changing its filing basis to offshore, a refund of the tax previously withheld and overpaid was applied for in respect of the years of assessment of 2004/05 and 2005/06. Accordingly, the Company recorded a withholding tax refundable of approximately $982 as of December 31, 2006. In addition, Vimicro Hong Kong reversed all tax account balances related to the onshore filing positions previously taken and recognized a tax benefit of $201 for the year ended December 31, 2006, as a result of changing its filing position. In November 2011, IRD accepted the filing basis for years of assessment 2005/06 to 2008/09.

Pursuant to relevant PRC tax rule, Vimicro Hong Kong is likely deemed to have a permanent establishment in Mainland China because Vimicro China conducted certain trading activities on behalf of Vimicro Hong Kong in China. Consequently the profits of Vimicro Hong Kong attributable to its permanent establishment in China are probably subject to income tax in PRC. On April 22, 2009, the State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. According to the Company’s assessment, it is more likely than not that Vimicro Hong Kong would be deemed as a PRC tax resident by referring to the guidance provided by Circular 82. As a result, it will be subject to PRC EIT on its worldwide income at 25% on its worldwide income. Vimicro Hong Kong reversed accrual of PRC income tax expenses of $572 and $908 for the continuing operations for the years ended December 31, 2009 and 2010, and accrued $1,075 PRC income tax expenses for the continuing operations for the year ended December 31, 2011.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.	TAXATION (CONT’D)

Hong Kong (cont’d)

The following table sets forth the reconciliation between the statutory PRC EIT rate and the effective tax rate for the Group.

	Years ended December 31
	2009	2010	2011
Statutory tax rate	25%	25%	25%
Effect of preferential tax treatment	6%	8%	5%
Additional R&D deduction	—	—	—
Other permanent differences	(38%)	(30%)	(3%)
Change in tax rate	—	—	—
Change in valuation allowance	2%	(13%)	(29%)
Income tax in respect of prior years	—	—	5%

Effective income tax rate	(5%)	(10%)	3%

The tax holidays granted to the entities of the Company have no impact for the three years ended December 31, 2011 as the entities recorded losses during the years.

(b)	Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of year end are as follows:

	As of December 31
	2010	2011
Deferred tax assets
Provision for doubtful accounts and slow-moving inventories	86	808
Accrued expenses, payroll and others	309	533
Difference in tax basis from ViSS acquisition	445	1,088
Difference in R&D expenses capitalization	1,155	3,125
Loss arising from disposal of assets due to operation discontinued	688	223
Operating loss carry forwards	3,088	8,677
Others	164	1,884

Total deferred tax assets	5,935	16,338
Valuation allowance	(5,933)	(15,870)

Net deferred tax assets, current	2	468

Less: Current portion of deferred tax assets	(2)	(356)

Net deferred tax assets, non-current	—	112

Deferred tax liabilities
Differences in tax basis for property equipment and software, non-current	40	33

Total deferred tax liabilities	40	33

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.	TAXATION (CONT’D)

(b)	Deferred tax (cont’d)

PRC

Subject to the approval of the relevant tax authorities, the Group has tax losses carried forward from its subsidiaries in China totaling approximately $39,270 as of December 31, 2011, of which $3,682, $10,044, $2,706 and $22,568 will expire in 2013, 2014, 2015 and 2016, respectively.

As of December 31, 2010 and 2011, valuation allowances of approximately $3,088 and $8,677 were provided mainly on the losses carried forward as it is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration.

USA

Viewtel had no material deferred tax assets and liabilities as of December 31, 2010.

Viewtel accrued a deferred tax liability of $33 for temporary difference between accounting basis and tax basis for property and equipment as of December 31, 2011.

Hong Kong

Vimicro Hong Kong accrued a deferred tax asset of $467 for temporary difference between accounting basis and tax basis for property, equipment and account receivable provision, as it is more likely than not that the Group will be able to realize it before expiration as of December 31, 2011.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

17.	RELATED PARTY TRANSACTION

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Related parties	Relationship with the Group
Ningbo Sunny Opotech Co. Ltd	Non-controlling shareholder of Visiondigi
Individual Shareholders of Visiondigi	Non-controlling shareholders of Visiondigi
Tianjin SAMC	Non-controlling shareholder of Vimicro Tianjin
Vimicro Wuxi	5% equity investee of the Company
VMF Consulting Company	Owned by certain executives of the Company
Vimicro Qingdao	18% direct equity investee of the Company

(a) The Group had the following related party transactions:

(1) In December 2010, the Company disposed of 95% of equity interest in Vimicro Wuxi to VMF Consulting Company, a related party. As a result, as at December 31, 2011, the Company owned 5% of Vimicro Wuxi after it finished the registration of change of ownership at the end of 2010. The purpose of the transfer is to focus on the new growing surveillance business by divesting the Non-core IC Business and land use rights.

Under the terms of the arrangement, VMF Consulting Company paid Vimicro China for cash consideration of $1.7 million and received $0.3 million from Vimicro China for services in connection with the disposal of equity interest in 2011.

(2) The non-controlling shareholders of Visiondigi extended a loan of RMB1,760 ($266) to Visiondigi in 2010 that was non-interest bearing. The loan balance was RMB963 ($145) as of December 31, 2010 and was fully repaid by December 31, 2011.

(3) The Group also had related party transactions for the years ended December 31, 2009, 2010 and 2011 summarized in below table.

	Years Ended December 31
	2009	2010	2011
Sales of goods:
Ningbo Sunny Opotech Co. Ltd	—	329	72
Vimicro Qingdao	—	—	4,193
Vimicro Wuxi	—	2,589	—
Purchase of inventories:
Ningbo Sunny Opotech Co. Ltd.	—	391	63
Technical Service fee rendered:
Vimicro Wuxi	—	175	—
Technical Service fee received:
Vimicro Wuxi	—	—	175
Loan from related parties:
Vimicro Wuxi	—	11,325	—
Repayment of loan from related parties:
Vimicro Wuxi	—	6,795	—
Proceeds from sale of equity interest in discontinued operation
VMF Consulting	—	—	1,734
Proceeds from disposal of assets in discontinued operation
Vimicro Wuxi	—	—	4,955

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

17.	RELATED PARTY TRANSACTION (CONT’D)

(b)	The Group had the following related party balances as of December 31, 2010 and 2011:

	As of December 31
	2010	2011
Amounts due from related parties:
Vimicro Qingdao	—	4,257
VMF Consulting Company	1,651	—
Vimicro Wuxi	8,751	477
Tianjin SAMC	59	97
Ningbo Sunny Opotech Co. Ltd	2	—
Individual shareholders of Visiondigi	2	—

Total	10,465	4,831

Amounts due to related parties:
Vimicro Wuxi	4,532	676
Individual shareholders of Visiondigi	145	—
Ningbo Sunny Opotech Co. Ltd	171	287

Total	4,848	963

18.	SEGMENT REPORTING

Based on the criteria established by ASC 280 Segment Reporting, the Company has determined that the business segments that constitute its primary reporting segments are multimedia processors and surveillance and security products in accordance with the Group’s organization and internal financial reporting structure. As no measures of assets by segment are reported and used by the chief operating decision makers, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year Ended December 31, 2009
	Multimedia processors	Surveillance and security products	Intersegment elimination*	Consolidated

Revenue	49,968	2,165	(19)	52,114
Cost of revenue	(33,892)	(1,310)	19	(35,183)

Gross profit	16,076	855	—	16,931
Unallocated operating expenses				(31,585)
Unallocated non-operating income, net				4,284
Loss before income tax expense				(10,370)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

18.	SEGMENT REPORTING (CONT’D)

	Year Ended December 31, 2010
	Multimedia processors	Surveillance and security products	Intersegment elimination*	Consolidated

Revenue	69,146	7,839	(526)	76,459
Cost of revenue	(45,449)	(6,221)	553	(51,117)

Gross profit	23,697	1,618	27	25,342
Unallocated operating expenses				(35,353)
Unallocated non-operating income, net				2,538
Loss before income tax expense				(7,473)

	Year Ended December 31, 2011
	Multimedia processors	Surveillance and security products	Intersegment elimination*	Consolidated

Revenue	47,857	16,767	(968)	63,656
Cost of revenue	(30,714)	(13,186)	968	(42,932)

Gross profit	17,143	3,581	—	20,724
Unallocated operating expenses				(53,496)
Unallocated non-operating income, net				4,369
Loss before income tax expense				(28,403)

*	Intersegment eliminations relates to intra-group sales of surveillance products in 2009, 2010 and 2011.

The revenue presented below is attributed by country of domicile of the entity that recorded the revenue

	Years Ended December 31
	2009	2010	2011
Revenue distribution
Mainland China	3,318	8,937	16,694
Hong Kong	48,796	67,522	46,962

	52,114	76,459	63,656

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

18.	SEGMENT REPORTING (CONT’D)

The following table summarizes information regarding the distribution of long-lived assets by geographic region:

	As of December 31
	2010	2011
Long-lived assets
Mainland China	29,874	37,608
Hong Kong	1,468	760
U.S.A	251	198

	31,593	38,566

The following table summarizes the Group’s revenues for each product class for the years ended December 31, 2009, 2010 and 2011 respectively:

	Years Ended December 31
	2009	2010	2011
Multimedia processor segment
PC camera multimedia products	36,802	52,999	41,535
Image sensors	12,101	14,666	5,439
Other products	1,065	1,481	883

Sub-total	49,968	69,146	47,857

Surveillance and security products segment	2,165	7,839	16,767
Intersegment elimination	(19)	(526)	(968)

Total	52,114	76,459	63,656

19.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates relating to office facilities, corporate apartments and software for research and development. Future minimum lease payments for non-cancelable operating leases as of December 31, 2011 are as follows:

$
2012	3,056
2013	1,160
2014	166

4,382

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

19.	COMMITMENTS AND CONTINGENCIES (CONT’D)

(a)	Operating lease commitments (cont’d)

As of December 31, 2011, the Group had no operating lease commitment beyond 2014.

Total rental expense amounted to approximately $1,647, $1,962 and $2,811 for the years ended December 31, 2009, 2010 and 2011, respectively.

(b)	Product purchase commitments

As of December 31, 2011, the Group had commitments to purchase products from suppliers that had not been recognized in the financial statements, of approximately $8,826 payable within one year.

(c)	Capital commitments

As of December 31, 2011, the Group had commitments to purchase fixed assets, that had not been recognized in the financial statements, of approximately $102 payable within one year.

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

Vimicro Tianjin has commenced the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions in 2009 and expects to complete the construction of the first building by the end of 2012. The estimated aggregate capital expenditure in connection with the project amounts to RMB270.7 million ($43.0 million), which the Company expect to finance through a credit facility obtained from the Tianjin Branch of China Construction Bank and our internal capital resources. Under the contracts, the Company will incur capital expenditures of $8,374, nil, $52, $432 and $432 in 2012, 2013, 2014, 2015 and beyond 2015, respectively. Direct costs related to the construction of $1,684 and $9,360 were capitalized as construction in progress for the years ended December 31, 2010 and 2011, respectively. Amounts of construction in progress will be transferred to property, plant and equipment upon the completion of the construction.

In June 2007, Vimicro Shenzhen entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of approximately RMB6.7 million ($1.0 million), Vimicro Shenzhen acquired the land use right for approximately 3,947 square meters of land in Shenzhen High-Tech Industrial Park. Vimicro Shenzhen originally planned to use the land to build an office building and accommodate a research and development center. According to the land use right transfer agreement, Vimicro Shenzhen was to complete construction of the site by June 22, 2009. As of June 2009, construction had not commenced. The relevant government agencies received Vimicro Shenzhen’s construction extension application in June 2009 and have not granted the extension as of December 31, 2010 and 2011. Vimicro Shenzhen might be subject to the withdrawal of the land use rights with a refund of the land consideration after deduction of the monetary penalty amount should the local government agencies deny the application. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2011.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

19.	COMMITMENTS AND CONTINGENCIES (CONT’D)

(e)	Contingencies

In December 2007, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industry Base (“Xuzhuang Committee”) and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd (“Xuanwu SAMC”). According to the land use right agreements entered by Vimicro Jiangsu, the construction of the proposed research and development center should commence prior to December 31, 2010. Vimicro Jiangsu has not received the land use right certificate and therefore cannot commence construction as of December 31, 2010 and 2011. Vimicro Jiangsu is in discussion with the relevant authorities on the extension of construction. However, the relevant government authorities might deny the request and impose penalties or fines for the construction delay. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2011.

In December 2010, in an effort to divest certain land use rights, the Group entered into an agreement to dispose of our equity interest in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu to VMF Consulting Company for cash consideration, subject to government approvals. Upon government approvals, the Group expect to complete disposal of our equity interest in Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu in 2012 or 2013, upon which the Group will no longer hold any equity interest in Vimicro Shenzhen, nor retain any potential liability.

In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the land use right for approximately 5,047 square meters of land from the Beijing local government. Upon acquisition of the land, Vimicro China shall be responsible at its own cost for the land grounding work (including the relevant removal and relocation work) and infrastructure construction work (including the relevant construction of access to road, water, electricity, telecommunication, gas, etc.). The land will be the site of a new office building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land-use right is RMB39.1 million ($5.9 million). Pursuant to an agreement entered into in December 2006 between Vimicro China and Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, the former holder of this land use right, Vimicro China shall transfer 35% of the total construction area of the same developed property to Xinhua Agricultural as compensation in kind for the expropriation of the land upon completion of the construction of the office building. Vimicro China submitted the application to land certificate and expected to obtain in 2013 before the construction officially starts. The proposed project is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change.

According to the agreement, the land should have been developed before August 31, 2010. In the event of delay, an application of extension should be submitted. The relevant government agency received Vimicro China’s extension application and the extension remained subject to local government agency’s approval as of December 31, 2011. Vimicro China might be subject to the monetary penalty should the local government agency deny the application. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2011.

The construction plan of an office building of Vimicro China, indicates that the building will block the sunlight of a kindergarten. It is reasonably possible that Vimicro China will be subject to a claim for compensation by the kindergarten before the government approves the building construction. The potential compensation, if any, cannot be reasonably estimated as of December 31, 2011.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

20.	SUBSEQUENT EVENTS

In January 2012, the Company incorporated Vimicro Guiyang Corporation (“Vimicro Guiyang”) through Vimicro Tianjin. Vimicro Guiyang is a limited liability company with an unlimited operating period. Vimicro Guiyang will focus on the design, manufacture and sales of security and surveillance products, as well as the execution and maintenance of local security and surveillance projects.

In March 2012, the Company signed an agreement for a $29.5 million asset-backed loan with China Construction Bank. The loan has a 5-year term with an annualized variable interest rate equal to 105% of the benchmark lending rate designated by the People’s Bank of China. The loan will be mainly used for the funding of research and development activities and construction projects associated with security and surveillance business.

In connection with the agreement, Vimicro Tianjin has pledged as collateral the facility under construction and the underlying land use rights. Vimicro Beijing is a guarantor under the facility agreement.

Under the agreement, there are certain covenants that impose operating and financing restrictions on Vimicro Tianjin, which including restrictions from using the loan proceeds for other purposes; restrictions from creating additional security interests over assets, tangible or intangible, requirements to obtain prior written consent from the bank with respect to mergers or divestments, transfer of equity interests, investments or incurrence of material indebtedness by Vimicro Tianjin; and requirements to maintain certain financial ratios relating to the indebtedness and contingent liabilities of Vimicro Tianjin.

In addition, Vimicro Beijing also has agreed to certain negative covenants, including requirement to obtain prior written consent from the bank in connection with any additional guarantee provided by Vimicro Beijing deemed unaffordable by Vimicro Beijing and restrictions on undertaking significant corporate actions, in its capacity as a guarantor.

21.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

As of December 31, 2010 and 2011, the restricted net assets held by the Group’s consolidated PRC subsidiaries and VIE exceeded 25% of the Group’s consolidated net assets.

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323 The Equity Method of Accounting for Investments in Common Stock (“ASC 323”). Such investment is presented as “Investment in subsidiaries” on the separate condensed balance sheets of the Company and share of its subsidiaries’ profits or losses as “Share of net profits of subsidiaries” on the separate condensed statements of operations and comprehensive loss of the Company.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2010 and 2011.

Regulations in the PRC permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2010 and 2011, the balance of the Company’s PRC subsidiaries’ statutory reserves was approximately $2,782 and $2,782, respectively.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The Company has approximately $69,786 and $38,355 of cash and bank deposits in the PRC as of December 31, 2010 and 2011, respectively, of which approximately $62,434 and $31,048 are denominated in RMB as of December 31, 2010 and 2011 respectively. The Company’s PRC subsidiaries had restricted cash of $4,958 and $3,520 as of December 31, 2010 and 2011, respectively, which was denominated in RMB.

In addition, the registered capital of the Company’s PRC subsidiaries is also restricted.

The Company had restricted net assets of approximately $80,800 and $64,512 as of December 31, 2010 and 2011, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

21.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	As of December 31
	2010	2011
Assets

Current assets:
Cash and cash equivalents	3,183	2,057
Marketable equity securities	1,436	—
Amounts due from subsidiaries	66,144	64,303
Prepayments and other current assets, net	245	375

Total current assets	71,008	66,735
Investment in subsidiaries	43,536	19,774

Total assets	114,544	86,509

Liabilities and Shareholders’ Equity

Current liabilities:
Accrued expenses and other current liabilities	1,215	1,103

Shareholders’ equity:
Ordinary shares, $0.0001 par value. 500,000,000 shares authorized, 147,135,996 and 139,953,296 shares issued and outstanding as of December 31, 2010 and December 31, 2011, respectively	15	15
Additional paid-in capital	156,415	158,879
Treasury stock	(3,836)	(6,490)
Accumulated other comprehensive loss	12,383	12,850
Accumulated deficit	(54,430)	(82,630)
Statutory reserve	2,782	2,782

Total shareholders’ equity	113,329	85,406

Total liabilities and shareholders’ equity	114,544	86,509

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

21.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2009	2010	2011
Operating expenses:
General and administrative	(1,996)	(1,752)	(1,815)

Loss from operations	(1,996)	(1,752)	(1,815)

Other income:
Interest income	60	12	—
Gain on disposal of marketable equity securities	2,461	367	1,517
Others, net	300	228	159

Loss before share of net loss of subsidiaries	825	(1,145)	(139)

Share of net loss of subsidiaries, net of taxes	(19,592)	(17,499)	(28,061)

Net loss	(18,767)	(18,644)	(28,200)

Other comprehensive income / (loss):

Foreign currency translation adjustment	48	1,503	1,835
Unrealized gain /(loss) on marketable equity securities	484	913	(1,368)

Comprehensive loss	(18,235)	(16,228)	(27,733)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

21.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended as of December 31
	2009	2010	2011
Cash flows from operating activities:
Net loss	(18,767)	(18,644)	(28,200)
Adjustments to reconcile net loss to net cash used in operating activities:
Share of net loss of subsidiaries	19,592	17,499	28,061
Gain on sale of marketable equity securities	(2,461)	(367)	(1,517)
Changes in assets and liabilities:
Amounts due from subsidiaries	(9,390)	(11,795)	1,841
Prepayments and other current assets	(41)	—	(130)
Accrued expenses and other current liabilities	20	891	(112)

Net cash used in operating activities	(11,047)	(12,416)	(57)

Cash flows from investing activities:
Purchase of marketable equity securities	(627)	—	—
Proceeds from disposal of marketable equity securities	3,759	387	1,585

Net cash proved by investing activities	3,132	387	1,585

Cash flows from financing activities:
Repurchase of shares	(1,014)	(1,172)	(2,654)
Proceeds from exercise of share options	36	78	—

Net cash used in financing activities	(978)	(1,094)	(2,654)

Net decrease in cash and cash equivalents	(8,893)	(13,123)	(1,126)

Cash and cash equivalents at beginning of year	25,199	16,306	3,183

Cash and cash equivalents at end of year	16,306	3,183	2,057