Form 20-F
period 2012-12-31
Vimicro International CORP
filed 2013-04-30
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 000-34225

VIMICRO INTERNATIONAL CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

15/F Shining Tower No. 35 Xueyuan Road, Haidian District Beijing 100191, People’s Republic of China
(Address of principal executive offices)

Jinming (Jimmy) Dong

Vimicro International Corporation

16/F Shining Tower

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2012, 116,599,856 ordinary shares were outstanding.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated, “we,” “us,” “our company,” “our,” and “Vimicro” refer to Vimicro International Corporation, its predecessor entities and subsidiaries. Unless otherwise indicated, references in this annual report on Form 20-F to,

•                                          “Viewtel” are to Viewtel Corporation, a wholly-owned subsidiary of Vimicro China;

•                                          “Vimicro Beijing” are to Vimicro Electronic Technology Corporation, a wholly-owned subsidiary of Vimicro China;

•                                          “Vimicro China” are to Vimicro Corporation, our wholly-owned subsidiary;

•                                          “Vimicro Fuzhou” are to Vimicro Fuzhou Corporation, a wholly-owned subsidiary of Vimicro China;

•                                          “Vimicro Guiyang” are to Vimicro Guiyang Corporation, a wholly-owned subsidiary of Vimicro Tianjin;

•                                          “Vimicro Hong Kong” are to Vimicro Electronics International Limited, a wholly-owned subsidiary of Vimicro China;

•                                          “Vimicro Jiangsu” are to Jiangsu Vimicro Electronics Corporation, a wholly-owned subsidiary of Vimicro Beijing;

•                                          “Vimicro Qingdao” are to Qingdao Vimicro Corporation, a company in which Vimicro China effectively holds a 18.03% equity interest;

•                                          “Vimicro Shanghai” are to Vimicro High-Tech Corporation, a wholly-owned subsidiary of Vimicro which we disposed of in 2012;

•                                          “Vimicro Shenzhen” are to Vimicro Technology Corporation, a wholly-owned subsidiary of Vimicro which we disposed of in 2013;

•                                          “Vimicro Sky-Vision” are to Vimicro Sky-Vision Technology Corporation, our variable interest entity, or VIE;

•                                          “Vimicro Tianjin” are to Vimicro Electronics Corporation, a company in which Vimicro China holds a 49.99% equity interest;

•                                          “Vimicro Wuxi” are to Wuxi Vimicro Corporation, a company in which Vimicro China holds a 0.1% equity interest;

•                                          “Visiondigi” are to Shanghai Visiondigi Technology Co. Ltd, in which we beneficially own 12.03% of equity interest. See “Item 4. Information on the Company - A. History and Development of the Company - Our Recent Corporate Development;” and

•                                          “Zhongtianxin” are to Zhongtianxin Science and Technology Co., Ltd., a company, in which Vimicro China beneficially owns a 51% equity interest. Our investment in Zhongtianxin is accounted for using the equity method. See “Item 4. Information on the Company - A. History and Development of the Company - Our Recent Corporate Development.”

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, and as of December 31, 2011 and 2012.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2301 to $1.00, the noon buying rate in effect on December 31, 2012 in New York City for cable transfers of Renminbi as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may have a material adverse effect on your investment.” On April 19, 2013, the noon buying rate was RMB6.1772 to $1.00.

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

IC	integrated circuit

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth of an inch.

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

PART I

ITEM 1.                         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                         KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

	As of or for the Year Ended December 31,
	2008(1)	2009(1)	2010(1)	2011(1)	2012(1)
	(in thousands of U.S. dollars, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	55,019	51,237	74,144	58,972	71,187
Cost of revenue	(39,557)	(34,822)	(49,097)	(38,459)	(45,146)
Gross profit	15,462	16,415	25,047	20,513	26,041
Operating expenses	(26,030)	(29,538)	(31,843)	(49,134)	(31,747)
—Research and development, net	(14,430)	(15,739)	(17,707)	(19,005)	(8,881)
—Sales and marketing	(3,520)	(3,419)	(5,369)	(12,050)	(9,174)
—General and administrative	(8,080)	(10,380)	(8,767)	(11,480)	(12,244)
—Assets impairment	—	—	—	(6,599)	(1,448)
Income/(loss) from continuing operations attributable to Vimicro International Corporation	(6,971)	(8,048)	(102)	(13,264)	1,383
Loss from discontinued operations attributable to Vimicro International Corporation	(6,669)	(10,719)	(18,542)	(14,936)	(2,002)
Net loss attributable to Vimicro International Corporation	(13,640)	(18,767)	(18,644)	(28,200)	(619)
Earnings /(loss) per ordinary share for continuing operations
—Basic	(0.05)	(0.06)	(0.00)	(0.09)	0.01
—Diluted	(0.05)	(0.06)	(0.00)	(0.09)	0.01
Earnings /(loss) per ADS for continuing operations
—Basic	(0.20)	(0.22)	(0.00)	(0.37)	0.04
—Diluted	(0.20)	(0.22)	(0.00)	(0.37)	0.04
Loss per ordinary share for discontinued operations
—Basic	(0.05)	(0.07)	(0.13)	(0.10)	(0.02)
—Diluted	(0.05)	(0.07)	(0.13)	(0.10)	(0.02)
Loss per ADS for discontinued operations
—Basic	(0.19)	(0.30)	(0.50)	(0.41)	(0.06)
—Diluted	(0.19)	(0.30)	(0.50)	(0.41)	(0.06)
Weighted -average number of shares used in earnings/ (loss) per share calculations
—Basic	140,261	143,182	147,816	145,124	123,254
—Diluted	140,261	143,182	147,816	145,124	127,624

(1)              Figures in 2009 through 2011 were adjusted to reflect the restructuring in investments in, and the deconsolidation of, Visiondigi in 2012. Results of such disposed businesses are presented under “discontinued operations.” See “Item 4. Information on the Company - A. History and Development of the Company - Our Recent Corporate Development.” In addition, (a) figures in 2008 through 2009 were adjusted to reflect the disposal of our non-core IC businesses in December 2010 (results of such disposed businesses are presented under “discontinued operations,” except with respect to the entities to be disposed which holds certain related property interests), and (b) Figures in 2008 through 2010 were adjusted to reflect the disposal of our mobile-phone multimedia processor business in December 2011 (results of such disposed businesses are presented under “discontinued operations”). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

	As of or for the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars)

Consolidated Balance Sheet Data
Cash and cash equivalents	58,215	84,510	69,491	49,227	55,532
Total assets	187,198	178,275	171,925	137,297	144,494
Total liabilities	14,376	16,451	25,893	28,957	49,265
Number of ordinary shares	137,778	147,643	147,136	139,953	116,600
Additional paid-in capital	142,681	151,672	156,415	158,879	161,017
Total shareholders’ equity	136,243	161,824	146,032	108,340	95,229

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business

We are exposed to risks related to general economic conditions in domestic and international markets.

The uncertainty arising out of domestic and global economic conditions, including the global financial crisis and the related credit crisis, poses a risk to the economies in which we operate. Such uncertainty has impacted demand for our products and services, and may impact our ability to manage normal relationships with our customers, suppliers and creditors. The markets for semiconductor products and security and surveillance products significantly depend on consumer spending and available capital and other financial resources for spending. Economic uncertainty exacerbates negative trends in consumer spending and may cause certain customers to delay, cancel, or refrain from placing orders, which may affect our business and operating results. In addition, any tightening of liquidity in China and elsewhere in the world might also negatively influence market recovery.

The recent financial turmoil and related credit crisis affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. In addition, difficulty in obtaining capital and market uncertainty may also prevent some customers from obtaining affordable financing, resulting in lower sales. Customers with liquidity issues may cause us to experience longer turnover days or incur additional bad debt expenses. These conditions may also similarly affect key suppliers, which could affect their ability to deliver parts thereby causing delays in our production. Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are not able to timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

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

Any downturn or reduction in the growth of these industries could seriously harm our business, financial condition and results of operations. We order materials and build our products based primarily on our internal forecasts and customer forecasts and existing orders. Existing orders may be cancelled and our forecast orders may not be realized. There is no guarantee that we may adjust our orders for raw materials and manufacturing activities on a timely basis to reflect such changes. Because our market is volatile and subject to rapid technological and price changes, our forecasts may be inaccurate, causing us to incur significant costs and expenses, which could negatively affect our business, financial condition and results of operations.

We may continue to incur net losses in the future.

Our financial condition and results of operation have been negatively affected by weakening global economic conditions and intense industry competition in recent years. Our net revenue decreased from $74.1 million in 2010 to $59.0 million in 2011, and increased to $71.2 million in 2012. Our gross profit decreased from $25.0 million in 2010 to $20.5 million in 2011, and increased to $26.0 million in 2012. We incurred a net loss attributable to Vimicro International Corporation of $18.6 million, $28.2 million and $0.6 million in 2010, 2011 and 2012, respectively. Our net cash used in operating activities amounted to $31.1 million, $26.8 million in 2010 and 2011, respectively. Our net cash provided by operating activities amounted to $7.1 million in 2012. There is no assurance that our revenues and gross profits will continue to increase, or that we will be able to generate net profit in the near future, or at all. Our financial condition and results of operations could also fluctuate significantly due to changes in our product mix and the industry environment. In addition, we may continue to grant options to employees and consultants in the future to retain and recruit key personnel and may therefore continue to incur share-based compensation expenses. We cannot assure you that we may return to the rate of growth that we experienced prior to 2007.

We are substantially dependent on sales of our PC camera multimedia processors and embedded notebook camera multimedia processors.

We derive a majority of our net revenue from sales of our PC camera multimedia processors, embedded notebook camera multimedia processors and the third-party sensors bundled with our products. In 2010, 2011 and 2012, we generated approximately 93%, 80% and 75%, respectively, of our net revenue from sales of these products.  We expect that sales of our PC camera multimedia processors and embedded notebook camera multimedia processors will continue to be a major source of revenue in the near future, although we are experiencing significant growth in our security and surveillance business.  The success of competing products, negative development or slow-down in the growth of the PC camera market or any other adverse developments could result in decreased demand or lower average prices for these products, which could in turn result in a decrease in the revenue from the sale of these products. Any such negative development could materially and adversely affect our business, financial condition and results of operations.

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

To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions enabling greater ease-of-use and shortened time-to-market for their products, we order image sensors based on our specifications from third-party sensor manufacturers and bundle and sell them together with our mixed-signal PC camera multimedia processors. In 2010, 2011 and 2012, we bundled 12.5%, 8.2% and 4.6%, respectively, of our PC camera multimedia processors with third-party sensors. In the same periods, we generated 21.2%, 11.4% and 7.9%, respectively, of our net revenue from the sales of these third-party sensors. At present, there is a limited supply of image sensors for PC camera applications as most of the sensor manufacturers focus on the market for mobile phone image sensors. If we are unable to secure an adequate supply of image sensors, our business and growth may be adversely affected. In addition, to the extent suppliers of sensors develop PC camera multimedia processors on their own and bundle their processors with sensors, we will face competition from these suppliers and our sales of PC camera multimedia processors could be materially and adversely affected.

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

The lead time required by the foundries that we use to fabricate wafers and manufacture our multimedia processors is generally longer than the lead time our customers may require for delivery of our products to them. Consequently, we must forecast our anticipated manufacturing needs and place binding manufacturing orders with these foundries before we receive purchase orders from our customers. This may result in shortages or excess inventory because we cannot easily adjust our orders or commitments. Obtaining additional supply in the event of inventory shortages may be costly or impossible, particularly in a short time frame, which could prevent us from fulfilling orders from our customers. In line with industry-wide increases in foundry lead times, the lead times the foundries require to manufacture our new multimedia processors have grown longer, which has led to an increase in our inventory levels. These lead times may increase further, which may in turn cause us to increase our inventory levels. In addition, like most semiconductor products, our multimedia processors are often susceptible to rapidly declining average selling prices or product obsolescence. Excess inventory levels, whether due to inaccurate forecasts, lengthening foundry lead times or other reasons, could result in unprofitable sales or write-offs of excess or obsolete inventory. Consequently, any such negative development could adversely affect our business, operating results and financial condition.

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

As part of our growth strategy, we intend to further develop and ramp up our security and surveillance operations. In December 2008, we incorporated Vimicro Tianjin to focus on the design, manufacture and sale of security and surveillance products. In September 2009, Vimicro Tianjin acquired the ViSS business from ASB to further access the fast growing security and surveillance market in China. We have developed a series of products necessary for setting up a complete digital surveillance system, including IP cameras, codec, DVRs, SVRs and NVRs, and we have integrated the ViSS platform with our products to meet various customer demands. In addition, in September 2012, we established Zhongtianxin with Shanxi Guoxin Investment (Group) Corporation, or Guoxin Group, a financial holding group associated with local government of Shanxi, to focus on security-surveillance investment, services and products, as well as developing relationships with security-surveillance customers initially in the local Shanxi market .

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

If the SVAC standard is not widely adopted, or if the deployment of the SVAC standard in China is slower than we expect, the growth of our security and surveillance business will be adversely affected.

Reflecting our commitment to the security and surveillance business, we are a co-founder and co-developer of the Surveillance Digital Video Audio Coding Standard Working Group, or SVAC Working Group. The goals of the SVAC Working Group are to develop standards for advanced audio video coding and safety systems and improve synchronization among various safety and alarm systems. In December 2010, the Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011.

We have invested substantial time and resources in developing and promoting the SVAC standard. The market for security and surveillance products that adopt the SVAC standard is relatively new and its potential is uncertain. Our growth in security and surveillance business depends in part upon the timely and broadly deployment of security and surveillance products that adopt SVAC standards, which is affected by the extent that SVAC standard is adopted. The deployment of the SVAC standard depends upon many factors, for example: the promotion efforts and the incentives associated with government construction projects to adopt the SVAC standard; end-use customers’ awareness and acceptance of the SVAC standard; any favorable business benefit derived from the SVAC-based products and system applications to the end-use customers; the maturity and the degree of the serialization of the SVAC-based products and system applications; and the number of the suppliers and the suppliers’ capability to provide SVAC products to meet end-users’ demand. In addition, even if the security and surveillance market for SVAC projects is fully developed, our success will still depend upon the selection by existing and potential customers of our products for use in their projects. If the SVAC standard is not broadly adopted in a timely manner or our products are not selected by customers, the growth and success of our security and surveillance business will be adversely affected. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Future acquisitions, investments and divestitures may have an adverse effect on our ability to manage our business and may harm our operating results.

If we are presented with appropriate opportunities, we may acquire complementary technologies, businesses or assets. We may also consider divesting certain of our business operations to the extent our management deems it to be in the best interest of our shareholders and company. Future acquisitions, investments and divestitures would expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenue or cost savings associated with such acquisitions, investments or divestitures. Any difficulties encountered in the integration and divestiture process may have an adverse effect on our ability to manage our business. We have made and may continue to consider making strategic divestitures. To concentrate more on our security and surveillance business, we disposed of certain non-core businesses, including our IC businesses and our mobile-phone multimedia processor businesses in 2010 and 2011. There is no assurance that the business divestiture may be completed as expected, or the projected cost savings and other benefits of such divestiture may be realized to our benefit, on a timely basis, or at all. We may also experience business interruptions in case the business divestiture was not executed successfully. We plan to allocate additional resources to the development of security and surveillance business. For example, we made investments and established Zhongtianxin in 2012. Any negative development in this regard may have a material and adverse impact upon our business, financial condition and results of operations.

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

We may not be able to dispose of Vimicro Jiangsu and the related land use rights owned by Vimicro Jiangsu for our non-core IC businesses on a timely basis, or at all.

In December 2010, as part of our effort to divest certain loss-making non-core IC businesses and related land use rights, we entered into a definitive framework agreement to transfer all of our equity interest in Vimicro Shanghai, Vimicro Shenzhen and Vimicro Jiangsu to Beijing Zhongxing Tianshi Consulting Company, or VMF Consulting Company (a related party entity controlled by Zhonghan (John) Deng and Zhaowei (Kevin) Jin, who are members of our management team and managed by Xiaodong (Dave) Yang, who acted as our director until May 2012) or its affiliate entities, for cash consideration. As of the date of this annual report, we have completed the disposal of Vimicro Shanghai and Vimicro Shenzhen, except that we are exposed to the risks relating to our obligation under the disposal agreement to compensate or reimburse the buyer for any fines or penalties (including the land forfeiture) that may be imposed prior to the payment of purchase consideration by the regulatory authorities on the land held by Vimicro Shenzhen in relation to its prior non-compliance with the terms of the land grant contract, including in particular, its failure to commence development activities before a specified date and resulted idle land status. Vimicro Jiangsu, the disposal of which is currently pending, holds land-use right to a parcel of undeveloped land that we originally planned to use for our non-core IC businesses. We plan to continue the disposal process in 2013. For a detailed discussion of available options which we are currently exploring, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights” and “Item 4. Information on the Company—D. Property, Plant and Equipment.” However, the time and procedures for obtaining the necessary consents and approvals from regulatory authority in China may be subject to significant uncertainty and there is no assurance that we may receive these consents or approvals, develop the planned project on the said land or otherwise complete the disposal using other options on a timely basis, or at all. If we fail to do so, we may not be able to fully complete our efforts of focusing our resources on our core business lines. We may also be subject to penalties in relation to the land use rights held by Vimicro Jiangsu for delay in development of the property project on the said land, which amount cannot be reasonably estimated as of December 31, 2012, and the land use right may be forfeited by the regulatory authorities. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

We are dependent on a limited number of customers.

We have been dependent on a small number of customers for a significant majority of our revenue. Our top ten customers collectively accounted for approximately 89%, 89% and 91% of our revenue in 2010, 2011 and 2012, respectively. Fuwei Technology Co., Ltd., one of our major China-based distributors for our multimedia processor business, accounted for approximately 63% of our net revenue in 2012. We expect to continue to rely on a limited number of China-based customers for our sales. Sales to our major customers have fluctuated significantly from period to period. In addition, our largest customers may change from time to time as we continue to expand into the security and surveillance market. Our ability to maintain relationships with our major customers is essential to our business. If a major customer ceases to order our products, or otherwise delays or reduces its order for our products, or if we fail to develop additional major customers, our business, operating results and financial condition could be materially and adversely affected.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras, into which our products are incorporated. Sales to distributors accounted for 84%, 67% and 72% of our net revenue in 2010, 2011 and 2012, respectively. In 2012, there were two distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results of operations. If our major distributors defer orders or fail to place additional orders with us, our business, financial condition and results of operations could be materially and adversely affected.

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

We extend credit to some of our customers in the security and surveillance business without requiring collateral in most cases. As a result, our claims for payment would rank as unsecured claims, which would expose us to the credit risks of our customers in the event of their insolvency or bankruptcy. Generally, our customers in the security and surveillance business pay in installments, with a portion of the payment upfront upon signing the sales contracts, a portion of the payment upon receipt of our products but before installation and a portion of the payment after installation and upon satisfaction of our customers. Sometimes, a portion of the payment may not be paid until after a certain period following the installation.

As of December 31, 2011 and 2012, accounts receivable due from ASB, a distributor of our security and surveillance products, accounted for 53% and 48%, respectively, of our total accounts receivable. Net revenue generated from the same customer accounted for 13% and 11%, respectively, of our total net revenue in the same periods. We perform ongoing credit evaluations of our customers’ financial condition. Our provisions for doubtful accounts amounted to $1.8 million and $2.2 million as of December 31, 2011 and 2012, respectively, which were all made with respect to our top ten customers as of the same dates. Our net working capital requirements could increase significantly if we offer longer payment terms to attract and retain large customers, including customers of our developing security and surveillance business. We may encounter further issues with or material delay in collecting accounts receivable due from our customers, which could materially and adversely affect our financial condition and results of operations.

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

We will require additional working capital to support our long-term business plan, which includes identifying suitable targets for horizontal or vertical mergers or acquisitions, fulfilling the agreements with general contractors or government agencies to provide the products and services for security and surveillance projects, constructing additional projects for research, development, productions or office uses. Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our customers. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or through other sources. Additional equity financings could result in significant dilution to our shareholders and debt financing could adversely affect our earnings. If we are unable to raise additional capital, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competition on a timely basis, if at all. In addition, lack of financing could force us to substantially curtail or cease some of our projects.

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

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2012, we had 937 registered patents and 568 pending patent applications in China, 56 registered patents and 50 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan and four pending patent applications in South Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Our business and future growth depends heavily upon the continued services of our senior executives and other key employees. We rely on their expertise in research and development, business operations, sales and marketing and on their relationships with our shareholders and customers and relevant government authorities. We also rely on a number of experienced mixed-signal semiconductor designers who are difficult to find since it often requires years of experience to fully master mixed-signal design. We do not maintain key-man life insurance for any of our senior executives or other key employees. If one or more of our senior executives or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. Our business has grown rapidly. Our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

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

Our business success depends on our ability to retain our key employees or replace departing key employees in a timely manner.

All share options that we initially granted to certain key employees have become vested. While we periodically grant additional share options to certain employees upon their recruitments, the numbers of options that we may grant from time to time with respect to such new hires are generally smaller compared to our initial option grants to our key employees. Such key employees as well as our newly hired employees may leave us after the share options are fully vested, especially if the options are substantially exercised. If any member of our management team or any of our key employees leaves our company, our ability to operate our business and execute our strategy could be materially impaired. We may also incur significant costs in identifying, hiring, training and retaining replacements for departing employees. There is no assurance that we could do so at a timely manner, or at all.

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

We are subject to risks relating to our relationships with minority shareholders of our non wholly-owned subsidiaries and joint venture partners of our associated companies.

We have one significant non wholly-owned subsidiary, Vimicro Tianjin. The constitutional documents of Vimicro Tianjin require an affirmative vote of a qualified majority of the shareholders to take certain actions, which could have the consequence of slowing down the decision-making process for the subsidiary. In addition, the other major shareholder of Zhongtianxin, a joint venture established in 2012 in which we beneficially own 51% of equity interest, may exercise substantive participating rights in accordance with the constitutional documents of Zhongtianxin. We cannot assure you that we will maintain sound relationships with the other shareholders of these entities, and we may required to dispose of our interests in any of such entities in the future or to purchase such interests held by the other shareholders. Failure to maintain relationships with the other shareholders of our non wholly-owned subsidiaries and associated companies may result in material disputes or disruptions of the operations of these subsidiaries, any of which could have a material adverse effect on our financial condition and results of operations.

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

In connection with the preparation of our consolidated financial statements included in this annual report, we identified one material weakness in our internal control over financial reporting as of December 31, 2012. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified related to a failure to effectively identify and account for a significant transaction that our equity investee entered into on our behalf. As a result, we did not prevent or detect significant accounting errors over the completeness of other receivables and other payables on the consolidated financial statements as of December 31, 2012. This material weakness resulted in revisions and adjustments to our consolidated financial statements for the year ended December 31, 2012. Accordingly, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2012.

Following the identification of the material weakness, we have implemented and will continue to implement remedial measures to address this material weakness and improve our internal control over financial reporting. See “Item 15. Controls and Procedures.” We cannot assure you that we will be able to resolve this material weakness in internal control over financial reporting in a timely and effective manner or that any material weaknesses in our internal control over financial reporting will not be identified in the future.

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

In September 2006, Vimicro Hong Kong lodged offshore claims for all years since its commencement of operations in 2002. Based on the territorial source principle of taxation in Hong Kong, we believe that Vimicro Hong Kong has a reasonable basis to obtain the approval for such offshore claims. If the offshore claims are approved by the tax authorities in Hong Kong, Vimicro Hong Kong will not be subject to profits taxes on its operations or withholding taxes on its royalty payments to Vimicro China. In November 2011, Vimicro Hong Kong obtained a notice of no tax adjustment for the years from 2005/06 to 2008/09 and a Notice of Revised Assessment and Refund of Tax for 2004/05 and Notice of Provision Tax for 2005/06 from the Hong Kong Inland Revenue Department. As such, Vimicro Hong Kong’s offshore claims for such periods have been accepted by the tax authorities in Hong Kong. We believe that Vimicro Hong Kong is highly likely to obtain approval for its offshore claims and enjoy exemptions of profits taxes for 2009/10, 2010/11 and 2011/12 in Hong Kong, as there has been no change in its business model since 2009. However, we cannot assure you that Vimicro Hong Kong will be able to enjoy such favorable tax treatments. If the tax authorities in Hong Kong decline Vimicro Hong Kong’s offshore claims in the future, Vimicro Hong Kong could be required to pay unpaid or underpaid taxes and be subject to penalties, which could materially and adversely affect our business, financial condition and results of operations.

Construction delays and other risks associated with our construction projects may have an adverse impact on our business, financial condition and results of operation.

Vimicro Tianjin, one of our subsidiaries, has commenced the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions. We may have additional construction projects with significant capital expenditure requirements in the future. See “Item 4. Information on the Company—D. Property, Plant and Equipment.” We are required to obtain various governmental approvals at the different stages of our construction projects, and there is no assurance that we will be able to obtain such approvals on a timely basis. In addition, the relevant governmental authorities may require us to make material changes to our initial designs as conditions to issue certain approvals, which may significantly increase the costs and capital requirements of our construction projects. Government authorities could also impose penalties or fines for any non-compliance issues or significant construction delays. In addition, we rely on independent contractors for the construction of these projects. The contractors may experience financial or other difficulties which may affect their ability to carry out construction work and thus delay the completion of the projects or cause us to incur additional costs. In addition, construction delays and specific site conditions at any site could affect the final cost and completion date of the projects, which may in turn disrupt our growth strategy and materially and adversely affect our operating results. An increase in the estimated or actual construction costs may require a higher capital expenditure than we had anticipated. Any such negative development could materially affect the progress of our construction projects, which in turn could have a material and adverse effect on our business, financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violate any of these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are similarly subject to Chinese anti-corruption laws. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants, sales agents or distributors of our Company, even though these parties are not always subject to our control. We implement safeguard measures to prohibit these practices by our employees. Although we believe that we have adopted sufficient measures to control the related risks, our existing safeguard measures and any future improvements may not be effective in prohibiting related illegal conducts. The employees, consultants, sales agents or distributors of our Company may engage in conducts, without our knowledge, for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

We have limited insurance coverage in China, and any business disruption or litigation we experience may result in our incurring substantial costs and the diversion of resources.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance and our liability insurance for directors and officers, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

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

A large number of companies in China also engage in the business of designing, manufacturing and installing security and surveillance products. We also face competition from international companies since China’s entry into the World Trade Organization in 2001. In the security and surveillance market, we face competitions from companies such as Sony, Samsung, Texas Instruments Incorporated, NXP Semiconductors N.V., Zhejiang Uniview Technologies Co., Ltd. and STMicroelectronics.

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

Our products are generally based on industry standards, which are continually evolving. Significant changes in customer requirements and preferences, introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our products, services and systems obsolete, and may require us to incur substantial unanticipated costs to comply with any such new standards. We have in the past significantly relied on our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products. Our continued ability to adapt to such changes and anticipate future standards will be a significant factor in maintaining or improving our competitive position and our prospects for growth. We cannot assure you that we will be able to anticipate the evolving industry standards or that we will be able to successfully develop and introduce new products to meet the new standards. If we fail to anticipate technological change and introduce new products that achieve market acceptance, our business and results of operations could be materially and adversely affected.

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

Our business benefits from certain tax incentives and government grants relating to research and development activities. Expiration or elimination of, or other adverse changes to, these tax incentives or reductions of these grants could have a material adverse effect on our results of operations.

The PRC government has provided various tax incentives to domestic companies in the semiconductor industry, including Vimicro China, in order to encourage development of the industry. Vimicro China has benefited from tax incentives provided by the PRC tax authorities in the form of preferential tax treatment, reduced tax rates and tax credits, and has also received government research grants and other incentives. However, the PRC tax authorities could reduce or eliminate any or all of these tax incentives at any time in the future.

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

We are a holding company and we rely on dividends paid by our subsidiaries, including Vimicro China, for our cash needs, such as the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Subsidiaries are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds, until the accumulated reserve fund exceeds 50% of its registered capital. These reserve funds are not distributable as cash dividends. If our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

A portion of our revenue and most of our operating expenses are denominated in RMB, while the majority of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or if we fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including but not limited to imposing fines, issuing rectification orders, confiscating our income, revoking Vimicro China’s or Vimicro Sky-Vision’s business and operating licenses, requiring us to restructure the relevant ownership structure or operations or requiring us to discontinue all or any portion of our wireless value-added telecommunication business. We did not derive any revenues from our wireless value-added telecommunications business in 2012 and we currently do not have any plan to operate wireless value-added telecommunications business in the foreseeable future.

Our contractual arrangements with Vimicro Sky-Vision and its shareholders, respectively, may not be as effective in providing control over Vimicro Sky-Vision as direct ownership.

We conduct our wireless value-added telecommunication business in China through Vimicro Sky-Vision, which was set up in March 2010. There have been no substantive operations since its incorporation. Our contractual arrangements with Vimicro Sky-Vision and its shareholders provide us with effective control over Vimicro Sky-Vision. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of Vimicro Sky-Vision and Vimicro Sky-Vision becomes our VIE. Accordingly, we consolidate the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements.

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

We face uncertainty with respect to the indirect transfer of equity interests in PRC on-shore entities.

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Share Transfer, or Circular 698, issued by the SAT, effective as of January 1, 2008, any foreign investor indirectly transferring equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company (which is located in a jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of its residents is not taxable) must provide the PRC tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfer. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through any “abusive use of organizational form” and there are no reasonable commercial purposes for such form with the result that the corporate income tax liability is avoided, the PRC tax authorities shall have the power to reassess the nature of the equity transfer in accordance with the “substance-over-form” principle and deny the existence of an offshore holding company that is used for abusive tax planning purposes. In that case, the indirect equity transfer will be viewed as a direct transfer. Therefore, the capital gain derived from the indirect transfer will be subject to PRC withholding tax at 10%. “Income derived from equity transfers” as mentioned in this circular refers to income derived by nonresident enterprises from direct or indirect transfers of equity interest in China resident enterprises, excluding shares in Chinese resident enterprises that are bought and sold openly on the stock exchange.

While the term “indirectly transfer” is not defined, we understand that the relevant PRC tax authorities have broad discretion in requesting for information over a wide range of foreign entities having no direct contact with China. Meanwhile, there have been no formal declarations with regard to the interpretation and implementation of rules relating to the “abusive use of organizational form” and “reasonable commercial purpose.” As a result, in the event that any transaction we engage is deemed as an “indirect transfer” that is subject to Circular 698, we may be subject to additional compliance requirements and tax burdens, which could have a material and adverse effect on our business, financial condition and results of operations.

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

Recent action being taken by the SEC against the PRC affiliates of the Big Four accounting firms, including our auditor, could create additional uncertainty about the status of audits of U.S.-listed PRC-based companies and may materially and adversely affect the liquidity and value of our ADSs.

On December 3, 2012, the SEC announced that it had begun administrative proceedings against the China affiliates of each of the “Big Four” accounting firms, including our auditor, and another large U.S. accounting firm for refusing to produce audit work papers and other documents related to China-based companies under investigation by the SEC for potential accounting fraud against U.S. investors. The SEC charged the firms with violating the Securities Exchange Act and the Sarbanes-Oxley Act, which requires foreign public accounting firms to provide the SEC upon request with audit work papers involving any company trading on U.S. markets. If this proceeding by the SEC ultimately results in actions or sanctions that affect the ability or right of these accounting firms, including our auditor, to engage in audits of US-listed PRC-based companies, it may make it difficult or impossible for us to engage an auditor qualified to audit accounts for U.S.-listed companies and make us unable to comply with SEC rules and regulations and the listing standards of securities exchanges in the United States, which would materially and adversely affect the liquidity and value of our ADSs and may force us to de-list our ADSs from the NASDAQ. As the administrative proceedings being taken against these accounting firms is in a preliminary stage, we cannot predict the eventual possible impact on our company.

Risks Related to the Shares and ADSs

We were a passive foreign investment company for the taxable year ended December 31, 2012, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2012. In addition, it is likely one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2012, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In October 2012, we received a notification from the NASDAQ Stock Market, indicating that the minimum bid price of our ADS had been below $1.00 per ADS for 30 consecutive business days and as a result, we were not in compliance with the minimum bid price requirement for continued listing set forth in NASDAQ Listing Rule 5450(a)(1). Under NASDAQ Listing Rule 5810(c)(3)(A), we had a grace period of 180 calendar days, within which to regain compliance with the minimum bid price rule. We regained compliance on November 1, 2012 by meeting or exceeding $1.00 per ADS for a minimum of ten consecutive business days. We actively monitor the price of its ADSs and will consider available options, including, but not limited to, changing the ADS ratio, to regain compliance with the continued listing standards of the NASDAQ. If we are unable to comply with the continued listing standards of the NASDAQ Stock Market, we would not be able to remain listed on that stock exchange which would have a material adverse effect on the price of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Although publicly traded, the trading market in our common stock has been substantially less liquid than the average trading market for a stock quoted on the NASDAQ Global Market and this low trading volume may adversely affect the price of our common stock.

We completed our initial public offering on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.” The trading market in our common stock has been substantially less liquid than the average trading market for companies quoted on the NASDAQ Global Market. Limited trading volume will subject our shares of common stock to greater price volatility and may make it difficult for you to sell your shares of common stock at a price that is attractive to you.

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

Our principal executive offices are located at 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China. Our telephone number at this address is (8610) 6894-8888 and our fax number is (8610) 6874-4075. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is (1-345) 949-8066. In addition, we have regional offices in Shanghai, Shenzhen, Nanjing, Tianjin, Guiyang, Fuzhou, Hong Kong, Taiwan and Silicon Valley.

The following descriptions set forth detailed information of our current subsidiaries and affiliated entities:

•                          Vimicro China, incorporated in China in October 1999 as a limited liability company with an approved operating period through May 2034. Vimicro China is our onshore holding subsidiary and we conduct substantially all of our headquarters functions through Vimicro China, including research and development, administration, sales and marketing at a headquarters level;

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

•                          Vimicro Beijing, established in Beijing in April 2007 as a limited liability company with an approved operating period of 20 years. Vimicro Beijing primarily engages in research and development and sales and marketing activities;

•                          Vimicro Jiangsu, established in Jiangsu in December 2007 as limited liability company with an approved operating period of 20 years. As part of our plan to dispose of our loss-making non-core IC businesses and related land use rights, we agreed to dispose of Vimicro Jiangsu to a related party and are currently in the process of exploring available options to complete the disposal. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions;”

•                          Vimicro Tianjin, established in Tianjin in December 2008 to focus on the design, manufacture and sales of security and surveillance products. It is a limited stock corporation incorporated by (i) Vimicro China, (ii) the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area, or Tianjin SAMC, and (iii) the Vimicro Management Foundation, or VMF, a limited partnership with Zhonghan (John) Deng and Zhaowei (Kevin) Jin as limited partners who are members of our management team and managed by Dr. Xiaodong (Dave) Yang, the general partner of VMF, who acted as our director until May 2012, to provide investment and consulting services. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. VMF holds a nominal ownership interest. Pursuant to agreements between Vimicro China and VMF, we obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. VMF also granted us an exclusive right to acquire from VMF the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by VMF. It is necessary for VMF to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. In 2009, Vimicro Tianjin acquired the complete ViSS business from ASB, including all equipments, inventories, business contracts, intellectual property and employees in China for a total consideration of approximately RMB56.0 million. In addition, Vimicro and ASB agreed to continue to cooperate on the related fields in the future. Through Vimicro Tianjin, we are also constructing a new facility for the research, development and production of digital high-definition security and surveillance products and solutions. For more information about this project, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures;”

•                          Vimicro Guiyang, wholly owned and established by Vimicro Tianjin in Guiyang in January 2012 as a limited liability company with an approved long-term operating period. Vimicro Guiyang focuses on the design, manufacture and sales of security and surveillance products, as well as the execution and maintenance of local security and surveillance projects;

•                          Vimicro Fuzhou, established in Fuzhou in July 2012 as a limited liability company with an approved long-term operating period. Vimicro Fuzhou focuses on producing and marketing SVAC-based security surveillance products in Fuzhou, the capital city of Fujian province in China; and

•                          Vimicro Sky-Vision, established in March 2010 as a limited liability company. Zhonghan (John) Deng, our chairman and chief executive officer, and Zhaowei (Kevin) Jin, our president and chief operating officer, hold 67% and 33% of the equity interest in Vimicro Sky-Vision, respectively. We entered into a series of contractual arrangements with Vimicro Sky-Vision and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.” As a result of these contractual arrangements, Vimicro Sky-Vision became a VIE of our company, and we are considered to be the primary beneficiary of Vimicro Sky-Vision. Accordingly, we consolidated the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements. To comply with the PRC regulations that restrict foreign ownership in value-added telecommunications business in China, we conduct our wireless value-added telecommunication operations, particularly the mobile surveillance business, through Vimicro Sky-Vision.

Our Recent Corporate Developments

In December 2010, we adopted the plan to dispose of our loss-making non-core IC business and three entities holding related land use rights to VMF Consulting Company, a related party, for cash consideration. In December 2010, we completed the disposal of Vimicro Wuxi, the entity engaging in such business, to VMF Consulting Company. In addition, in 2012 and 2013, we completed the disposal of Vimicro Shanghai and Vimicro Shenzhen, two entities holding related land use rights, to entities affiliated with VMF Consulting Company. We expect to continue the disposal process of Vimicro Jiangsu, the other entity to hold a parcel of land relating to the disposed business, in 2013. For a detailed discussion of available options which we are currently exploring, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights” and “Item 4. Information on the Company—D. Property, Plant and Equipment.” In addition, in December 2011, we disposed of our loss-making mobile-phone multimedia processor business to a company established by our Company, VMF Consulting Company and certain other related parties of the Company. The disposed businesses were presented as “discontinued operations” on our consolidated financial statements.

In September 2012, we made investments to incorporate Zhongtianxin with Shanxi Guoxin Investment (Group) Corporation, or Guoxin Group, a financial holding group associated with the local government of Shanxi, and VMF Consulting Company to focus on security-surveillance investment, services and products, as well as developing relationships with security-surveillance customers initially in the local Shanxi market. In particular, Zhongtianxin will focus on the security and surveillance business, particularly integrating, developing, producing and marketing SVAC-based security surveillance products (except that Vimicro China and Vimicro Tianjin will continue to focus on the IC products for our security and surveillance business) and related video sensing and intelligence applications. Guoxin Group and VMF Consulting Company each shall make cash contributions of RMB98 million and RMB4 million, respectively, to Zhongtianxin. In addition, Vimicro China shall make a cash contribution of RMB26 million and provide certain intellectual property, appraised at RMB72 million by an independent third-party valuation firm, as part of its investment in Zhongtianxin. Upon establishment, a total capital contribution of RMB53.1 million were made by parties as an initial contribution, with the remaining contribution to be made based on a pre-set schedule. Vimicro China, Guoxin Group and VMF Consulting Company each holds 49%, 49% and 2%, respectively, of the equity interests of Zhongtianxin. Pursuant to a nominee agreement between Vimicro China and VMF Consulting Company, VMF Consulting Company is holding the 2% of equity interest as nominee on behalf of Vimicro China. Our investment in Zhongtianxin is accounted for using the equity method as Guoxin Group may exercise substantive participating rights in accordance with the constitutional documents of Zhongtianxin. The establishment of Zhongtianxin reflects our efforts to expand our security and surveillance business by cooperating with a state-owned enterprise and engaging in high cash demand security and surveillance projects, such as build-transfer, or BT projects, and surveillance integration projects.

Beijing Zhongxing Tianshi Consulting Company, or VMF Consulting Company, is a related party controlled by Zhonghan (John) Deng and Zhaowei (Kevin) Jin, who are members of our management team and managed by Xiaodong (Dave) Yang, who acted as our director until May 2012. In recent years, we primarily executed our strategy of (i) disposing of the non-core IC business and its related entities and land use rights, (ii) disposing of the loss-making mobile-phone multimedia processor business, and (iii) developing our security and surveillance business in Tianjin and Shanxi through our cooperation with VMF Consulting Company or its affiliates. For more information on these transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

In 2012, we restructured our investments in and deconsolidated Visiondigi, an entity established in Shanghai in July 2009 to focus on research and development, production and sales of network video surveillance products and solutions business. Visiondigi was incorporated as a limited liability company by Vimicro China and three DSP experts. In January 2010, Visiondigi introduced Ningbo Sunny Optoelectronic Information Co., Ltd., or Ningbo Sunny, a wholly-owned subsidiary of Sunny Optical Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange, as a minority shareholder. In 2012, we restructured our investments in Visiondigi. In particular, (i) we transferred 35.26% of the equity interest in Visiondigi to an independent third party individual for a consideration of RMB0.3 million, and (ii) entered into a nominee arrangement with the other shareholders of Visiondigi to hold an aggregate of 5.97% of the equity interest on behalf of such shareholders. After the restructuring, we beneficially owned 12.03% of equity interest in Visiondigi. As a result, in 2012, we deconsolidated Visiondigi in 2012 and its financial results were presented as “discontinued operations” on our consolidated financial statements.

B.                    Business Overview

Overview

We are an image processing semiconductor and IP-based security and surveillance solution provider. We design, develop and market mixed-signal semiconductor products and system-level solutions that enable image processing capabilities in a variety of products for the consumer electronics, communications and surveillance markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We also design, manufacture and sell security and surveillance products and develop security and surveillance software in China. We conduct most of our operations in China. Although there are uncertainties with respect to China’s legal and regulatory environment, including its regulations and policies governing dividend distributions, taxes and foreign currency exchange, we believe that we benefit from our access to high-quality design talent, a competitive cost environment, growing electronics design and manufacturing industries and increasingly significant domestic security and surveillance markets in China.

We are one of the leading suppliers of PC and embedded notebook camera multimedia processors in terms of the number of peripheral PC and embedded notebook cameras shipped worldwide in 2012. Our multimedia processors are incorporated into the products of the largest PC and embedded notebook camera vendors, as well as well-known notebook computer vendors, such as the largest notebook vendor in the world, a U.S. based innovative and cross-platform consumer electronics producer, and the largest personal computer maker in China.

We aim to establish a leading position in the security and surveillance market with system-level solutions and semiconductor products including surveillance cameras, system and management software, digital video decoders, recorders and servers, among other things. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products and security and surveillance products. To execute our strategy in relation to security and surveillance market, we co-founded the Surveillance Digital Video Audio Coding Standard Working Group, or SVAC Working Group. In December 2010, Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011. The SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China. For further information relating to our recent efforts in developing security and surveillance market, see “- Our Solutions and Competitive Strengths - Leading Role in Developing the SVAC Standard.”

Founded in 1999, we began volume shipments of our mixed-signal PC and embedded notebook camera multimedia processors and security multimedia processors in September 2001 and June 2006, respectively. We introduced our first mixed-signal multimedia products in September 2001. Our net revenue decreased from $74.1 million in 2010 to $59.0 million in 2011, and increased to $71.2 million in 2012. We incurred net loss attributable to Vimicro International Corporation of $18.6 million, $28.2 million and $0.6 million in 2010, 2011 and 2012, respectively.

Our Solutions and Competitive Strengths

Our solutions consist of semiconductors, software and system-level reference designs. We have designed our solutions to support a broad range of standards, baseband platforms and components in order to facilitate our customers’ designs, assembly and supply chain management processes. We believe that our products and solutions, our location in China and our team of experienced managers and engineers provide us with a number of significant competitive strengths, including:

•                          Expertise in Mixed-Signal, System-on-Chip Design. Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other technical challenges. Our experienced teams of mixed-signal design engineers are skilled in integrating a variety of multi-voltage, analog and digital functional building blocks in our SoC designs. Our analog circuits include analog to digital conversion, or ADC, digital to analog conversion, or DAC, Phase Locked Loop, or PLL and high speed bus physical interfaces. Our digital circuits include embedded memory, micro-controller, embedded RISC CPU, DSP and dynamic power management. The high level of integration of our single-chip products delivers several benefits to our customers, including low power consumption, small size and cost effectiveness. All of our products are implemented in standard CMOS processes and manufactured using leading-edge process technologies.

•                          Leading Design Capabilities in Audio, Imaging and Video Algorithms and Related Technologies. Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as WMA, AAC Plus, MIDI, MP3, MPEG2, MPEG4, H.264, WMV, real audio (RM), AVS, SVAC and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding, decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation). Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, and video and audio signal reconstruction. As a co-founder of SVAC Working Group, we initiated and participated in the establishment of the core algorithm for the SVAC standard. The proprietary intelligent video analysis algorithm can fulfill functions such as image quality diagnosis, overstepping analysis, face snapshot and recognition and calculation of the number of people within a camera’s view.

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

•                          Application-Level Software Development Capabilities. We seek to differentiate our products and speed our customers’ time-to-market through developing application-level software capabilities. We work closely with other technology leaders to enable innovative multimedia applications through the integration of value-added software features. We offer video management software, including a carrier-grade ViSS security platform that offers sophisticated centralized management of users, configurations and video monitoring, customized versions for various industries and diversified 3G terminal applications. Our video management software adopts SIP protocol, which is widely used in China’s telecom operator networks and tightly integrates with video analytics. It acts as a core piece that connects the hardware in a surveillance system and has a wide array of advanced features to cover customers’ surveillance needs. Our video management software also meets the requirement of GB/T.28181, the latest standard from the Ministry of Public Security of China.

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

•                          Leading Role in Developing the SVAC Standard. We aim to establish a leading position in the security and surveillance market with system-level solutions and semiconductor products including surveillance cameras, system and management software, digital video decoders, recorders and servers, among other things. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products and security and surveillance products. To execute our strategy in relation to security and surveillance market:

•                  we co-founded the SVAC Working Group. The goals of SVAC Working Group are to develop standards for advanced audio video coding and safety system and improve synchronization among various safety and alarm systems. In December 2010, Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011. The SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China;

•                  we, through Vimicro China and Vimicro Tianjin, participated as senior members in the Beijing Surveillance Video & Audio Coding Industry Alliance, or SVAC Alliance, a non-profit organization, in Beijing in August 2011. The purpose of SVAC Alliance is to (i) enhance the application and implementation of SVAC, (ii) promote the SVAC standard and its industrialization process, (iii) create a SVAC industrial cooperation platform, and (iv) enhance the technical level of security and surveillance in China. SVAC Alliance attracted more than 40 research institutes, universities, companies and other industry participants;

•                  we entered into a framework agreement with the Fuzhou local municipal government to jointly develop, produce, and market SVAC-based security surveillance products in Fuzhou, the capital city of Fujian province in China. We also incorporated Vimicro Fuzhou to execute such strategy;

•                  we set up a joint venture with Guoxin Group in Shanxi province to develop, produce, and market surveillance video and audio coding SVAC-based surveillance security products and related video sensing and intelligence applications; and

•                  we secured a government procurement contract from the Jinzhong City Public Security Bureau of Shanxi province to provide SVAC-based security surveillance products and services in 2012.

Products

For the PC multimedia processor businesses, we primarily design, develop and market mixed-signal multimedia processors for PC and embedded notebook cameras and security and surveillance products and solutions. We provide our customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. Our products support a broad range of standards, platforms and components in order to facilitate our customers’ designs and their assembly and supply chain management processes. To meet demand from China-based PC and embedded notebook camera manufacturers for more comprehensive system solutions to enable greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our mixed-signal PC and embedded notebook camera multimedia processors.

Leveraging our multimedia technologies, we have expanded our business into the security and surveillance market and launched several products in the security and surveillance business. The security and surveillance market primarily consists of video capturing, compression, transmission, storage, processing, display and video analysis products.

PC Multimedia Processors

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

The following table sets forth major PC and embedded notebook camera multimedia processors we have developed and shipped in volume from 2008 to the year end of 2012.

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

January 2009

Product	Features	Month Introduced(1)
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

In 2010, 2011 and 2012, we shipped 56.6 million, 44.4 million and 52.3 million units, respectively, of PC and embedded notebook camera multimedia processors. Our PC and embedded notebook camera multimedia processors have been incorporated into PC and embedded notebook cameras sold by leading PC and embedded notebook camera vendors, including Logitech and other major global brands.

Security and Surveillance

Our main products in the security and surveillance segment include video recorder, IP camera and security platform. The following table sets forth the features of our video recorder products (including NVR and SVR) from 2009 to the year end of 2012.

Product	Features	Month Introduced(1)
NVR 2100C

An intermediate level new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance. It is a full-HD, high-capacity, hardware-based, multi-functional, and highly reliable integrated machine. NVR 2100C supports various resolutions, including: 5 Mega-pixels, 3 Mega-pixels, 1080p, 1080i, 720p, D1, and CIF. It is suitable for various configurations of Megapixel HD network camera access and management. It has 64-channels equivalent D1 format video signaling access power.

November 2012
SVR 3300

A high-end product in video surveillance hardware. It utilizes all-in-one management equipment that is tailored for mid- to small-sized security surveillance systems. It is a highly reliable, multi-functional, digital-analogue integrated management system that offers analogue video coding, digital video access, video hardware coding embedded, TV wall control, professional high hardware video storage, and a customized surveillance equipment platform. It integrates the analogue video encoding D1, a single device can achieve a 90-channel D1 encoding and 38-channel digital video access management.

December 2010
NVR 2100

An intermediate level new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance. It is a full-HD, high-capacity, hardware-based, multi-functional, and highly reliable integrated machine. NVR 2100 supports various resolutions, including: 1080p, 1080i, 720p, D1, and CIF. It is suitable for various configurations of Megapixel HD network camera access and management. It has 64-channel equivalent D1 format video signaling access power.

November 2010
SVR 3100

A high-end product in video surveillance hardware. It utilizes all-in-one management equipment that is tailored for mid to small sized security surveillance systems. It is a highly reliable, multi-functional, digital-analogue integrated management system that offers analogue video coding, digital video access, video hardware coding embedded, TV wall control, professional high hardware video storage, and a customized surveillance equipment platform. It integrates the analogue video encoding D1, a single device can achieve a 30-channel D1 encoding and 64-channel digital video access management.

September 2010
NVR 2200

A high-end new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance. It is a full-HD, high-capacity, hardware-based, multi-functional, and highly reliable integrated machine. NVR 2200 supports various resolutions, including: 1080p, 1080i, 720p, D1, and CIF. It is suitable for various configurations of Megapixel HD network camera access and management. NVR 2200 can support max 16-channel concurrent 1080p access and max 32 way 720p HD access. It has 128-channel equivalent D1 format video signaling access power and 200-channel equivalent D1 format video signaling transferring power.

June 2010

(1)                  “Month introduced” means the month during which we began shipments of the product.

The following table sets forth the features of our IP camera products from 2009 to the year end of 2012.

Product	Features	Month Introduced(1)
VS-IPC6096

The first IP camera that uses a Star-Light sensor. The 1/1.1 inch star-light sensor provides higher performance in ultra-low-light environments than our previous IP cameras. VS-IPC6096 supports H.264 video coding, with Full HD (1920x1080) resolution at 25 frames per second. Its multi-streams transmission can be used for long distance PC access or mobile phone access. By configuring a high-performance image processor, VS-IPC6096 can integrate the functions of video recording and monitoring with internet connectivity and scalability. VS-IPC6096 supports linkage alarm, remote user snapshots and storing video to a remote PC; supports two-way audio, front-end storage; can head through the standard RS485 interface access and is suitable for indoor surveillance applications. VS-IPC6096 adopts an open system, and its integrated alarm input / output interface can provide a flexible security system extended application platform that enables users to maximize the integration of its intelligent security solutions and have access to more comprehensive security protection.

November 2012
VS-IPD6118 VS-IPD6120

The first IP Dome series supporting the Chinese SVAC standard. VS-IPD6118 supports an 18x zoom lens, while VS-IPD6120 supports a 20x zoom lens. These two models support SVAC/H.264 video coding, up to the Full HD (1920x1080) resolution (for VS-IPD6120) or HD (1280x720) resolution (for VS-IPD6118), at 25 frames per second. The multi-streams transmission can be used for long distance PC access or mobile phone access. By configuring a high-performance image processor, These two models can integrate the functions of video recording and monitoring with internet connectivity and scalability. These two models integrate the speed dome, which can provide the Pan-Tile function, and support linkage alarm, remote user snapshots and storing video to a remote PC; supports two-way audio, front-end storage; can head through the standard RS485 interface access and is suitable for indoor surveillance applications. These two models adopt an open system, and its integrated alarm input / output interface can provide a flexible security system extended application platform that enables users to maximize the integration of its intelligent security solutions and have access to more comprehensive security protection.

July 2012
VS-IPC6094

A new generation High Definition IP camera. It adopts a 1.3 mega pixel CCD sensor and supports H.264 video coding, with up to HD (1280x720) resolution. Its multi-streams transmission can be used for long distance PC access or mobile phone access. By configuring a high-performance image processor, VS-IPC6094 can integrate the functions of video recording and monitoring with internet connectivity and scalability. VS-IPC6094 supports linkage alarm, remote user snapshots and storing video to a remote PC; supports two-way audio, front-end storage; can head through the standard RS485 interface access and is suitable for indoor surveillance applications. VS-IPC6094 adopts an open system, and its integrated alarm input / output interface can provide a flexible security system extended application platform that enables users to maximize the integration of its intelligent security solutions and have access to more comprehensive security protection.

May 2012
VS-IPC6092

A new generation High Definition IP camera. It adopts a 1/2.7 inch CMOS sensor and supports H.264 video coding, with up to Full HD (1920x1080) resolution. Its dual-stream transmission can be used for long distance PC access or mobile phone access. By configuring a high-performance image processor, VS-IPC6092 can integrate the functions of video recording and monitoring with internet connectivity and scalability. VS-IPC6092 supports linkage alarm, remote user snapshots and storing video to a remote PC; supports two-way audio, front-end storage; can head through the standard RS485 interface access and is suitable for indoor surveillance applications. VS-IPC6092 adopts an open system, and its integrated alarm input / output interface can provide a flexible security system extended application platform that enables users to maximize the integration of its intelligent security solutions and have access to more comprehensive security protection.

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

November 2010

(1)                  “Month introduced” means the month during which we began shipments of the product.

The following table sets forth the features of our security platform from 2009 to the year end of 2012.

Product	Features	Month Introduced(1)
ViSS R3.3

ViSS R3.3 is the latest release of our video surveillance platform. It has a unified interface that lets users manage and control their intelligent DVRS, VideoEdge NVRs and associated IP and analog cameras. ViSS R3.3’s smart client is based on Microsoft’s WPF technology and lets user create customizable layouts that exactly match the tasks an operator performs each day. ViSS R3.3 is in full compliance with GB/T28181-2011 Security and protection video monitoring network system technical specification for information transport, switch and control, which is a latest Chinese national standard for security systems.

January, 2013
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

July 2011
Intelligent video analysis system

a network-based surveillance system that analyzes live digital video stream. Behavior analysis focuses on identifying and tracking the movements of objects. Behavior analysis has a great variety of applications, such as in detecting trespassing, theft and littering. Video quality analysis is to detect camera malfunctions by measuring the image quality. The centralized administration user interface display allows security to react swiftly to alarms.

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

In 2012, we derived approximately $17.8 million in net revenue from sales of security and surveillance products, which represented approximately 25% of our total net revenue. We have introduced other surveillance products, including digital surveillance cameras, surveillance system and management software, network cameras, network speed domes, digital video encoders, recorders and servers and software applications. Following a business restructuring in December 2010, we ceased offering certain multimedia processors for home TV cameras under our advanced multimedia product line, including VC0702, VC0703, VC0705 and VC0706, which belong to the non-core IC business that we divested. We ceased to offer mobile phone multimedia processors as a result of our business divestiture of related assets and operations in December 2011.

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

Leveraging our PC multimedia processor technologies, we have expanded our business into the security and surveillance industry. With devoted resources such as support from our sophisticated research and development team, we are capable of providing end-to-end solution packages and key digital surveillance products to customers. We supply the full range of products with digital, networking, intelligentization and high-definition features, such as front-end IP Camera, back-end NVR, D1 and 1080P high-definition products. Our core technologies include the following:

Multimedia SoC Design and Video, Imaging, Audio and Graphic Technologies

Our team of designers has extensive experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG2, MPEG4, H.264 SVAC and JPEG. This enables us to integrate multiple multimedia functions into a single semiconductor product. We have created sophisticated high performance signal processing algorithms for various stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation).

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

•                          Imaging. We have developed a number of image processing algorithm technologies to provide high-quality imaging capabilities in our products. Such technologies include color interpolation, color space conversion and correction, white balance, noise reduction, auto exposure, focus control, resolution enhancement, signal quality enhancement, wide dynamic range, contrast enhancement and dead pixel detection and correction technologies.

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

•                          Graphics. To support graphics capabilities for user interface and other applications in security and surveillance devices, we have developed a number of graphics signal processing capabilities, including support for low power 2D and 3D graphics such as drawing polygons, mobile flash and java.

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

Surveillance Video and Audio Coding (SVAC) standard

We aim to establish a leading position in the security and surveillance market with system-level solutions and semiconductor products including surveillance cameras, system and management software, digital video decoders, recorders and servers, among other things. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products and security and surveillance products. To execute our strategy in relation to security and surveillance market:

•                  we co-founded the SVAC Working Group. The goals of SVAC Working Group are to develop standards for advanced audio video coding and safety system and improve synchronization among various safety and alarm systems. In December 2010, Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011. The SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China;

•                  we, through Vimicro China and Vimicro Tianjin, participated as senior members in the SVAC Alliance, a non-profit organization, in Beijing in August 2011. The purpose of SVAC Alliance is to (i) enhance the application and implementation of SVAC, (ii) promote the SVAC standard and its industrialization process, (iii) create a SVAC industrial cooperation platform, and (iv) enhance the technical level of security and surveillance in China. SVAC Alliance attracted more than 40 research institutes, universities, companies and other industry participants;

•                  we entered into a framework agreement with the Fuzhou local municipal government to jointly develop, produce, and market SVAC-based security surveillance products in Fuzhou, the capital city of Fujian province in China. We also incorporated Vimicro Fuzhou to execute such strategy;

•                  we set up a joint venture with Guoxin Group in Shanxi province to develop, produce, and market surveillance video and audio coding SVAC-based surveillance security products and related video sensing and intelligence applications; and

•                  we secured a government procurement contract from the Jinzhong City Public Security Bureau of Shanxi province to provide SVAC-based security surveillance products and services in 2012.

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

Core Chip Technology

Utilizing our digital-multimedia core chip technology, we have been focusing on development and innovation of our security and surveillance business line. We have invested significant resources in the research and development of our security and surveillance business, in order to quickly adapt to the evolving industry standards and respond to customers’ demand for intelligent high-definition digital-core security and surveillance solutions. Our VC0356 Series Multi-Media Image Processor Core Chip released in June 2010, which was designed specifically for both PC cameras and notebook cameras and that can be used in the security and surveillance industry, has brought wide interest from many high definition digital camera vendors and IP surveillance camera vendors. Considering the surveillance industry is moving into full HD, WDR (Wide Dynamic Range) applications, we have enhanced these image processing capabilities and implemented them into several of our new SOC chip products. This core chip utilizes our self-developed intelligent visual calculation analysis technology, which provides a technological platform for facial recognition, behavioral analysis, high-definition facial image capture and single frame subject number calculation. Our advanced core chip technology is fully integrated with our IPC, DVS, HVR, SVR, NVR board designs and our ViSS software platform, creating a competitive advantage for our full range of products, from front end IP cameras to back end NVRs and from basic D1 to 1080P high-definition products.

Key Technology in Printed Circuit Board

We possess sophisticated printed circuit board design capabilities for IP camera, DVS, HVR, SVR and NVR. We are the first manufacturer in the industry to fulfill above 32-channel analog/digital mixed video recording and management technology in China.

Video Management Software Technology

We offer video management software, including a carrier-grade ViSS security platform that offers sophisticated centralized management of users, configurations and video monitoring, customized versions for various industries and diversified 3G terminal applications. Our video management software adopts SIP protocol, which is widely used in China telecom operator networks, and closely integrates with video analytics. It acts as a core piece that connects the hardware in a surveillance system and has a wide array of advanced features to cover customers’ surveillance needs. Our video management software also meets the requirement of GB/T.28181, the latest standard from Ministry of Public Security of China.

Customers

Many of the leading brand owners in our target PC multimedia processor markets use original design manufacturers, or ODMs, which are companies that specialize in the design and manufacture of products for brand owners. Accordingly, a significant portion of our revenue is derived from our sales to ODMs, who incorporate our multimedia processors into end products that they supply to brand owners. Our major ODM customers include Akkord International Limited and Namuga Co. Ltd. We also sell our products to distributors, to original equipment manufacturers, or OEMs, who incorporate our multimedia processors in their end products, and to design houses and module manufacturers. In most cases, we ship products to and receive payments directly from distributors and ODMs rather than brand owners for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with brand owners that our multimedia processors are incorporated in their end products. Our representative customers and distributors in the PC and embedded notebook camera markets in 2012 are Hanvision Electronics Co., Ltd., Tomen Electronics Corporation, Tuoye Co., Ltd., Logitech Technology (Suzhou) Co., Ltd., Polar Star International Co., Ltd., Fuwei Technology Co., Ltd., Di An Jie Technology Co., Ltd.

Customers of our security and surveillance business mainly include government entities, telecommunications operators and other entities in China, such as schools, banks, railway companies, supermarkets and theaters. We sell our security and surveillance products primarily to distributors and system integrators. We expect our revenue of sales of security and surveillance products to end-users as a percentage of our total security and surveillance revenue to continue to increase.

Substantially all of our customers are based in Asia. We anticipate that most of our revenues will continue to be derived from sales to our customers in Asia. However, we believe that a significant number of PC and embedded notebook cameras designed and manufactured by our customers are sold to end users outside of the Asia-Pacific region. The following table sets forth our net revenue by country of domicile of the customer for the periods indicated.

	Years ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Net Revenue:
Mainland China	6,622	12,010	18,186
Hong Kong	67,522	46,962	53,001
Total net revenue	74,144	58,972	71,187

A small number of customers have historically accounted for a substantial portion of our net revenue and accounts receivable balance. In 2012, sales to our top five and top ten customers (in terms of revenue) collectively accounted for approximately 86% and 91%, respectively, of our net revenue for the year, and accounts receivable balance attributable to these customers amounted to 82% and 90%, respectively, of our total accounts receivable as of December 31, 2012. Fuwei Technology Co., Ltd., one of our major China-based distributors for our multimedia processor business and our largest customer for 2012, accounted for approximately 56% and 63% of our net revenue in 2011 and 2012, respectively. As of December 31, 2012, accounts receivable balance attributable to top five and ten customers (in terms of accounts receivable balance) collectively represented approximately 89% and 93%, respectively, of our total accounts receivable balance, and revenue derived from these customers accounted for 86% and 91%, respectively, of our total revenues in 2012. As of December 31, 2011 and 2012, accounts receivable due from ASB, a distributor of our security and surveillance products and one of our top five customers in 2012, accounted for 53% and 48%, respectively, of our total accounts receivable. We are exposed to risks relating to the concentration of sales to and accounts receivables due from a limited number of customers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are dependent on a limited number of customers” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We sometimes extend credit to our customers in the security and surveillance business. Failure or delay in collecting trade receivables from these customers could affect our liquidity.”

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

PC Multimedia Processor Business

Our time-to-market typically ranges from three to six months for our PC and embedded notebook camera multimedia processors and may be significantly longer for first-time customers.

We sell our products through both our direct sales staff and authorized sales representatives. Our direct sales staff is located in Beijing, Shanghai, Shenzhen, Tianjin and Taipei, covering major regional markets in mainland China, Taiwan, Japan and South Korea. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized sales representatives also play important roles in our sales, in particular in the Taiwanese, South Korean and Japanese markets, where many of our principal customers are located. We intend to expand our sales and marketing network to develop new customers in Asia. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales.

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

Security and Surveillance Business

We sell most of our security and surveillance products and services through our extensive sales network in China. We have approximately 138 sales personnel in our security and surveillance business. We divide our market by geographic regions and industries. Each region or industry is managed by a marketing manager who is responsible for technical support, management and client relations within the region or industry. In addition to our own sales and marketing force, we have established close relationships with a number of sales agents in order to take advantage of their regional resources and provide products and services that are tailored to the needs of our customers in those regions. We expect our revenue of sales of security and surveillance products to end-users as a percentage of our total security and surveillance revenue to continue to increase. We also market and promote our products by attending industry exhibitions and advertising our products in industry magazines and periodicals.

We co-founded the SVAC Working Group. The goals of SVAC Working Group are to develop standards for advanced audio video coding and safety system and improve synchronization among various safety and alarm systems. In December 2010, Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011. The SVAC standard is the first national standard for the Chinese security and surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China;

In addition, in August 2011, we, through Vimicro China and Vimicro Tianjin, participated as senior members in the SVAC Alliance, a non-profit organization, in Beijing. The purpose of SVAC Alliance is to (i) enhance the application and implementation of SVAC, (ii) promote the SVAC standard and its industrialization process, (iii) create a SVAC industrial cooperation platform, and (iv) enhance the technical level of security and surveillance in China. SVAC Alliance attracted more than 40 research institutes, universities, companies and other industry participants;

Manufacturing

PC Multimedia Processors Business

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

Security and Surveillance Business

We have established an assembly line and a test center in Tianjin for our security and surveillance business, which produce all of our video recorder products (including NVR, DVR and SVR) and some of our IP camera products. We also use OEMs, for example, Shenzhen Jabsco Electronic Technology Co. Ltd., when there is a large demand for our security and surveillance products.

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

Intellectual Property

We design substantially all of our multimedia processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. As of December 31, 2012, we had 937 registered patents and 568 pending patent applications in China, 56 registered patents and 50 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan and four pending patent applications in South Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our multimedia processors and security and surveillance business. As of December 31, 2012, we registered 119 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

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

A significant part of the security and surveillance market involves video capturing, compression, transmission, storage, processing, display and video analysis. Leveraging our multimedia technologies, we have expanded our business into the security and surveillance market, where we face competition mainly from companies such as Sony, Samsung, Texas Instruments Incorporated, Hikvision Digital Technology Co., Ltd, Zhejiang Uniview Technology Co., Dahua Technology, Axis, HiSilicon Technologies Co., Ltd. and Ambarella Incorporated.

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

On October 10, 2010, the State Council issued the Decision on Accelerating the Fostering and Development of Strategic Emerging Industries, or the Decision. The Decision sets forth that the integrated circuit industry is a core fundamental industry and the State will focus on the development of the integrated circuit industry. On January 28, 2011, the State Council promulgated the Several Policies to Further Encourage the Development of the Software and Integrated Circuit Industry, or the New IC Policies. The New IC Policies further strengthen the support for the software industry and the integrated circuit industry and provide for specific preferential policies and measures for ICDEs covering, among other things, tax, investment, financing, research and development, and import and export. Under the new IC Policies, value-added tax, or VAT, preferential treatment will continue to apply, and eligible ICDEs will be exempted from business tax subject to specific regulations to be issued by the Ministry of Finance and the SAT. Furthermore, qualified ICDEs are entitled to additional preferential enterprise income tax treatment. In addition, the New IC Policies encourage and support the integration within the software and integrated circuit industries and the cross-district restructuring, mergers and acquisitions. On April 20, 2012, the Ministry of Finance and SAT issued the Notice on Further Encouraging Policies on Enterprise Income Tax of the Software and Integrated Circuit Industry, or the ICDE Tax Notice. The ICDE Tax Notice sets forth the detailed preferential tax policies for ICDEs.

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

On August 9, 2012, the National Development and Reform Commission, MIIT, Ministry of Finance, Ministry of Commerce and SAT jointly issued the Interim Measures on the Accreditation of Key Software Enterprises and Integrated Circuit Design Enterprises within National Developing Plan, or the Accreditation Measures. The Accreditation Measures further specify the rules for accreditation of key software enterprises and integrated circuit design enterprises within the national developing plan.

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

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization, in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•                          the Patent Law of the People’s Republic of China, or the Patent Law, revised at the seventh meeting of the Standing Committee of the Ninth National People’s Congress of the People’s Republic of China on August 25, 2000 and the revised implementing regulation of the Patent Law issued by the State Council on June 15, 2001, effective July 1, 2001; the third amendment of the Patent Law was adopted by the People’s Congress on December 27, 2008 and became effective on October 1, 2009 and the amended implementing regulation of the Patent Law was issued by the State Council on January 9, 2010, effective on February 1, 2010;

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

Under the Patent Law, the holder of a patent has an exclusive right to the invention. The holder of a patent has the right to prevent a third party from infringement, including making, manufacturing, using, or selling the invention for the duration of the patent. The term of a patent on an invention is valid for 20 years from the day on which the application is filed under the Patent Law.

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

C.                     Organizational Structure

The following diagram illustrates our corporate structure, place of incorporation and ownership interest as of April 26, 2013:

(1)                  Vimicro Sky-Vision was established in March 2010. There have been no substantive operations since its incorporation. Through a series of contractual arrangements, we are considered to be the primary beneficiary of Vimicro Sky-Vision and Vimicro Sky-Vision became our VIE. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.”

D.                     Property, Plant and Equipment

We are an image processing semiconductor and IP-based security and surveillance solution provider. We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. Therefore, we do not have manufacturing facilities of our own for multimedia processors. We have established an assembly line and a test center in Tianjin, which produces all of our video recorder products (including NVR, DVR and SVR) and some of our IP camera products.

Our principal executive offices are located on premises comprising approximately 4,483 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen, Nanjing, Tianjin, Fujian, Guiyang Hong Kong, Taiwan, San Diego and Silicon Valley, California. We lease substantially all of our premises from unrelated third parties. We currently lease approximately 2,157 square meters of space in Tianjin as manufacturing facilities and office building for our security and surveillance business. We believe that we will be able to obtain adequate facilities at research and development centers that are currently under construction to accommodate our future expansion plans.

In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the land use right for 5,046.52 square meters of land from Beijing local government, which we expect to use as Vimicro China’s new headquarters as well as for research and development activities. The aggregate consideration for the acquisition of the land use right is RMB39.1 million ($6.2 million). Pursuant to an agreement entered into in December 2006 between Vimicro China and Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, the former holder of this land use right, Vimicro China shall transfer 35% of the total construction area of the same developed property to Xinhua Agricultural as compensation in kind for the expropriation of the land upon completion of the construction of the office building. The proposed project is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. We expect to commence construction of the project upon receipt of the land use right certificates for the land.

In May 2009, Vimicro Tianjin obtained the land use right for a parcel of land with a gross land area of 34,418 square meters in Tianjin Economic Technology Development Area from the local governmental authority in Tianjin. Vimicro Tianjin is in the process of developing a project for the research, development and production of digital high-definition security and surveillance products and solutions on the land. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” We expect to complete the project in 2013. We may plan for additional development projects on this parcel of land based on our operational needs. We are exposed to the risks associated with construction projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Construction delays and other risks associated with our construction projects may have an adverse impact on our business, financial condition and results of operation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The development and ramping-up plan of our security and surveillance operations involves risks.”

In addition, we expect to continue to explore the options available to dispose of Vimicro Jiangsu in 2013. For background information relating to the disposal, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of Non-core IC Businesses and Associated Land Use Rights.” In particular, Vimicro Jiangsu held certain land use rights originally planned for the construction of a property project relating to research and development activities for the non-core IC businesses. The construction was required to commence prior to December 31, 2010. However, Vimicro Jiangsu was not able to commence the construction on a timely basis. Vimicro Jiangsu expects to discuss extending the construction deadline with the regulators. However, there is no guarantee that the regulators may agree to the extension and the applicable penalty in relation to the delay in construction, if any, cannot be reasonably estimated as of December 31, 2012. The land use right is also subject to the risk of forfeiture by the regulatory authorities. Reflecting the preference of local regulators in Nanjing, Jiangsu province that we commence the initially planned development project on the said land as soon as possible, we are exploring other options in this regard, including taking measures to develop the land and maintain the value of the land use rights held by Vimicro Jiangsu before the disposal. In particular, in June 2012, Vimicro Jiangsu entered into an agreement with the Management Committee of Nanjing Xuzhuang Software Industrial Base, or the Committee, whereby the Committee agreed to provide support for Vimicro Jiangsu to further develop the research and development property project on the said land and assist in the sales and marketing efforts. In December 2012, Vimicro Jiangsu entered into an agreement with Nanjing Xuanwu District State-owned Assets Investment & Management Holding (Group) Co., Ltd., or the Management Co., an entity affiliated with the Committee, whereby the Management Co. agreed to purchase an office building to be built on the land for a pre-agreed price upon the completion of construction. A purchase down payment of RMB5.0 million ($0.8 million) was made in April 2013  by the Management Co., which can only be applied for the costs and expenses in relation to the construction project. To fully carry out the plan set out in these agreements, Vimicro Jiangsu needs to reach agreements with, and obtain regulatory consent and approvals from, local regulators, including the conversion of the land use rights to allow such development activities. The time and procedures for obtaining the above mentioned consents and approvals by the PRC regulatory authority may be subject to significant uncertainty and there is no assurance that we may receive the approvals, develop the project or otherwise complete the disposal using other options on a timely basis, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— We may not be able to dispose of Vimicro Jiangsu and the related land use rights owned by Vimicro Jiangsu for our non-core IC businesses on a timely basis, or at all.”

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

A.                     Operating Results

Overview

We are an image processing semiconductor and IP-based security and surveillance solution provider. We design, develop and market mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics, communications and surveillance markets. Combining our multimedia systems experience with our skills in high performance, low-power, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. Leveraging our multimedia technologies, we seek to establish a leading position in the security and surveillance market and have launched several security and surveillance products, including video capturing, compression, transmission, storage, processing, display and video analysis products.

We currently derive a majority of our revenue from sales of mixed-signal PC and embedded notebook camera multimedia processors and other new mixed signal products. In the future, we expect to derive an increasing percentage of our revenue from security and surveillance products and solutions based on core technologies we have developed in response to market demand. We generated net revenue of $74.1 million, $59.0 million and $71.2 million in 2010, 2011 and 2012, respectively. Our gross profit amounted to $25.0 million, $20.5 million and $26.0 million in 2010, 2011 and 2012, respectively. We incurred a net loss attributable to Vimicro International Corporation of $18.6 million, $28.2 million and $0.6 million in 2010, 2011 and 2012, respectively. Fluctuations in our operating results make the prediction of future operating results difficult. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

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

Product Mix and Pricing. As part of our growth strategies and in order to continue our efforts to focus on our core business and align our resources and expenses with opportunities in our core businesses, we disposed of the loss-making IC business in 2010 and mobile phone multimedia processor business in 2011. We plan to allocate additional financial and other resources for the development of our security and surveillance business. For example, in 2012, we invested in Zhongtianxin to invest in and develop our security-surveillance business initially in Shanxi local market. Such efforts could significantly change our product mix, which in turn could further affect our financial condition and results of operations. We expect revenues from the security and surveillance business to grow in the near future. Our business and growth significantly depends on the demand for our products as well as our ability to sell our products to our customers, which in turn could be affected by, among other factors described below, the general conditions in the industry in which we operate.

In addition, our gross profit margins have historically fluctuated and are expected to continue to fluctuate due to several factors, including changes in our product mix, the per-unit cost and the average selling price for our products. We expect to continue to face price pressure for our products as average selling prices for semiconductor products generally decline over time. However, the price decline may be mitigated by our developing and marketing successive generations of products with lower unit costs than prior generations. In order to maintain or improve our gross profit margins, we need to continue to introduce new products, increase sales volumes and reduce unit costs.

Research and Development. In order to increase our sales and gross profit margin, we have invested significant resources in research and development to enhance our technology and improve and develop products. In 2010, 2011 and 2012, our research and development expenses amounted to $17.7 million, $19.0 million and $8.9 million, representing 23.9%, 32.2% and 12.5% of our net revenue, respectively. We expect our research and development expenses to continue to increase as we develop new products and recruit research and development staff for our business operations.

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

Ability to Control Operating Expenses. We strive to control our operating expenses. Our operating expenses increased from $31.8 million in 2010 to $49.1 million in 2011 and decreased to $31.7 million in 2012. As we have expanded in the growing security and surveillance business, our operating expenses, particularly those incurred in connection with our research and development activities, have increased and we expect the expenses will continue to increase over time. In addition, as most of our operating expenses are denominated in RMB, we expect our operating expenses to continue to increase if the RMB continues to appreciate against the U.S. dollar, our reporting currency.

Discussion of Segment Operations

We manage our operations through the following two operating segments:

•                          PC multimedia processors segment, which refers to entities that have been primarily engaged in the design, manufacture and sale of multimedia processors, including PC and embedded notebook camera multimedia processors and the multimedia processors used in security and surveillance products; and

•                          security and surveillance products segment, which refers to entities that have been primarily engaged in the design, manufacture and sale of security and surveillance products (other than the multimedia processors used in security and surveillance products and solutions).

The two segments are evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. We do not allocate operating expenses among our products and no measure of assets by segment is used by our chief operating decision maker. The following table sets forth our net revenues, costs of revenue and gross profits by operating segment for the periods indicated.

	For the Year ended December 31
	2010(1)	2011(1)	2012(1)
	(in thousands of U.S. dollars)

Net Revenue
Multimedia processors	69,146	47,857	53,435
Security and surveillance products	5,524	12,083	17,760
Intersegment elimination(2)	(526)	(968)	(8)
Total net revenue	74,144	58,972	71,187

Cost of Revenue
Multimedia processors	45,449	30,714	30,603
Security and surveillance products	4,201	8,713	14,551
Intersegment elimination(2)	(553)	(968)	(8)
Total cost of revenue	49,097	38,459	45,146

Gross profit
Multimedia processors	23,697	17,143	22,832
Security and surveillance products	1,323	3,370	3,209
Intersegment elimination(2)	27	—	—
Total gross profit	25,047	20,513	26,041

(1)                  Figures in 2010 and 2011 were adjusted to reflect the restructuring in investments in, and the deconsolidation of, Visiondigi in 2012. Results of such disposed businesses are presented under “discontinued operations.” See “Item 4. Information on the Company - A. History and Development of the Company.” In addition, figures in 2010 were adjusted to reflect the disposal of our mobile-phone multimedia processor business in December 2011 (results of such disposed businesses are presented under “discontinued operations”). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

(2)                  Intersegment elimination relates to our intra-group sales of security and surveillance products.

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

	For the Year Ended December 31,
	2010(1)		2011(1)		2012(1)
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In thousands of U.S. dollars, except percentages)
Net revenue:
Multimedia processor segment
PC and embedded notebook camera multimedia processors	52,999	71.5	41,535	70.4	48,778	68.5
Image sensors	14,666	19.8	5,439	9.2	4,233	5.9
Other products	1,481	2.0	883	1.5	424	0.6
Sub-total	69,146	93.3	47,857	81.1	53,435	75.1
Security and surveillance products segment	5,524	7.5	12,083	20.5	17,760	24.9
Intersegment elimination(2)	(526)	(0.7)	(968)	(1.6)	(8)	0.0
Total net revenue	74,144	100.0	58,972	100.0	71,187	100.0

(1)                  Figures in 2010 and 2011 were adjusted to reflect the restructuring in investments in, and the deconsolidation of, Visiondigi in 2012. Results of such disposed businesses are presented under “discontinued operations.” See “Item 4. Information on the Company - A. History and Development of the Company.” In addition, figures in 2010 were adjusted to reflect the disposal of our mobile-phone multimedia processor business in December 2011 (results of such disposed businesses are presented under “discontinued operations”). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

(2)                  Intersegment elimination relates to our intra-group sales of security and surveillance products.

Cost of Revenue and Gross Profit

Our cost of revenue primarily consists of costs associated with fabrication of wafers, assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks, tooling and costs of third-party products that we sell to our customers, and, for surveillance business, the cost of hardware and software, installation and other services and warranty costs. As we do not have long-term, fixed supply agreements with third-party foundries and assembly and testing companies, our costs for wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market. In 2010, 2011 and 2012, cost of revenue was $49.1 million, $38.5 million and $45.1 million, respectively, and gross profit margin was 33.8%, 34.8% and 36.6%, respectively.

Semiconductor products and electronic devices into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market-driven pressures on the pricing of our products in the future. In particular, the Chinese security and surveillance market has entered into a period of rapid growth evidenced by increasing market demand and increasing number of competitors that heavily invest in this industry. As a result, the pricing pressure may become more intensive in the future. As our business expands, we plan to focus on improving the scale of production and improving production efficiency in our security and surveillance business. In addition, we expect to realize relatively higher levels of pricing for any new, innovative or enhanced products we may introduce from time to time. However, there is no assurance that we may do so on a timely basis, if at all, and there is no assurance that we will be able to maintain or improve our gross profit margins in the future.

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

We received grants from authorities in the PRC mostly for our surveillance related research and development activities. Such grants amounted to $6.1 million, $2.7 million and $13.3 million in 2010, 2011 and 2012, respectively. Our research and development expenses have been offset by government grants associated with particular research and development projects that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of $1.6 million, $1.1 million and $6.7 million of these grants to research and development projects in 2010, 2011 and 2012, respectively. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future.

We expect to actively monitor our resources allocated to research and development activities and plan to continue to support our product and solution development activities through a combination of in-house research and development and introduction of technologies and know-how through acquisition or licensing. We intend on maintaining or controlling the research and development expenses in multimedia processor products to focus more resources on our core business lines and our growing surveillance business.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, bonuses, benefits, advertising, promotions and related costs for sales and marketing personnel, travel and other expenses related to sales and marketing activities, sales commissions to our distributors in Asia and share-based compensation expenses. We expect that our sales and marketing expenses will continue increase as we continue to develop security and surveillance business. We intend on maintaining or controlling sales and marketing expenses in multimedia processor products to focus more resources on our core business lines and our growing surveillance business.

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

Share-based Employee Compensation

In 2010, 2011 and 2012, we recognized a total of $4.0 million, $2.4 million and $2.1 million, respectively, of share-based employee compensation expenses.

We adopted a 2004 share option plan, or the 2004 Plan, and granted a total of 2,701,200 options to our employees under the 2004 Plan in 2005. Our board of directors and shareholders also adopted a 2005 share incentive plan, or the 2005 Plan. For a description of the 2004 Plan and 2005 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” As of December 31, 2010, 2011 and 2012, 20,542,152, 29,038,152 and 31,614,037 options, respectively, were granted under the 2005 Plan.

We have adopted Accounting Standards Codification, or ASC, 718 Compensation-Stock Compensation, or ASC 718, with effect from January 1, 2006, under which share-based compensation expense is determined based on the fair value of the share option as of the option grant date. We also granted restricted shares and recognized the resulting share-based compensation expenses under ASC 718. Our share-based compensation expense decreased in 2012 as compared to 2011 and 2010, as (i) all share options that we initially granted to certain key employees have become vested, and (ii) we granted less awards in 2012 compared to previous years. We may continue to grant share-based awards in the future.

As of December 31, 2012, there was approximately $1.4 million in unrecognized share-based compensation expenses related to share options under the straight-line method. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 3.29 years. As of December 31, 2012, there was $35,728 in unrecognized share-based compensation expense related to restricted shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 1.42 years. To the extent the actual forfeiture rate is different from original estimates, actual share-based compensation related to these awards may be different from the expectation.

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

Value-added Tax (“VAT”) According to PRC value-added tax policy, all entities and individuals engaged in the sales of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC are taxpayers for VAT and shall pay VAT in accordance with the VAT regulations. Vimicro China, Vimicro Tianjin and Vimicro Guiyang as general taxpayers are subject to an output VAT at 17% of the selling price of products sold to customers in China, while the purchase of products by Vimicro China, Vimicro Tianjin and Vimicro Guiyang are subject to an input VAT at the rate of 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT. On November 5, 2008, the PRC State Council passed The Provisional Regulations of the People’s Republic of China on Value-Added Tax, or New VAT Law. In accordance with the New VAT Law and its Implementation Rules, which became effective as of January 1, 2009, input VAT on fixed asset purchases for further production purpose are included in the input VAT for VAT payable purposes.

The launch of the VAT Reform Pilot Program, or the Pilot Program, in the transportation industry and certain modern services industries in Shanghai was effective from January 1, 2012. Following the Pilot Program in Shanghai, the State Council approved expanding the Pilot Program to eight other provinces and municipalities: Beijing, Tianjin, Jiangsu, Zhejiang (including Ningbo), Anhui, Fujian (including Xiamen), Hubei, and Guangdong (including Shenzhen) in phases from September 1, 2012 to the end of 2012. Under the Pilot Program, the entities which provide transportation services and certain modern services within the territory of the PRC are subject to VAT instead of business tax. Certain business activities of Vimicro China, including sales arrangements with oversea entities relating to certain products, may be deemed as technology transfer for purposes of PRC laws and regulations. Such businesses, which were subject to business tax prior to the Pilot Program, fall within the VAT reform scope and are therefore subject to a VAT of 6% starting from September 1, 2012. In addition, the technology transfer services provided to foreign entities are eligible for VAT exemption under the Pilot Program. Vimicro China is entitled to the exemption on income arising from or related to technology transfers, provided relevant technology transfer agreements are registered with the relevant government agencies. In addition, where an entity or an individual outside of the territory of the PRC with no business presence in the PRC provided VAT taxable services to a resident enterprise, the service recipient shall act as the withholding tax agent. Accordingly, Vimicro China is obliged to withhold 6% VAT and surcharge on the payment to Viewtel in connection with the purchase of the research and development services starting from September 1, 2012.

Business Tax. According to PRC business tax policy, service income generally is subject to business tax at 5%. Vimicro China is entitled to a business tax exemption on income arising from or related to technology transfers, provided these technology transfer agreements are registered with the relevant government agencies. In accordance with the Implementation Rules for the PRC Tentative Regulations on Business Tax, promulgated on December 15, 2008 and effective as of January 1, 2009, service income excluding that derived from providing VAT taxable services is subject to PRC business tax when either the service provider or the service recipient is located in China. The tax rate on the transfer of technology and research and development services was 5% prior to the Pilot Program. However, the income arising from or related to the technology transfer was eligible for an exemption from business tax, provided relevant technology transfer agreements are registered with the relevant government agencies. Vimicro China was entitled to the business tax exemption on its income arising from the transfer of technology and relevant technology consulting services. With regard to the purchase of research and development services from Viewtel, as the withholding tax agent of business tax, Vimicro China withheld business tax and surcharge prior to September 1, 2012.

United States

Income Tax. Viewtel, our subsidiary in the United States, is subject to state income tax and federal income tax in the United States at varying tax brackets, depending upon taxable income levels. Viewtel incurred an income tax benefit of approximately $1,000 for 2010, income tax expenses of approximately $11,000 in 2011, and income tax benefit of approximately $5,000 in 2012.

Hong Kong

Profits Tax. Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business.

Vimicro Hong Kong, the Hong Kong subsidiary of Vimicro China, has filed non-taxable offshore claims in its Hong Kong profits tax returns since the year of assessment 2005/2006 (for the assessment year ended December 31, 2005). In December 2009, the Hong Kong Inland Revenue Department issued the Departmental Interpretation and Practice Notes No. 21(Revised) to redefine the locality of profits. We believe it has technical grounds to claim that its profits are sourced offshore from Hong Kong and, where duly substantiated by documentation, it is more likely than not that Vimicro Hong Kong’s offshore claim would be accepted by the Hong Kong Inland Revenue Department and the profits of Vimicro Hong Kong would therefore not be subject to Hong Kong profit tax.

In November 2011, the Hong Kong Inland  Revenue Department  has  accepted  the filling basis of  Vimicro Hong Kong for  years of assessment  June  2005  to September  2013. Pursuant to the New EIT Law and related implementation rules effective from January 1, 2008, if Vimicro Hong Kong is deemed to be a PRC tax resident, it will be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to clarify resident status determination, post-determination administration, as well as competent tax authorities. As a result, we believe that Vimicro Hong Kong is more likely than not to be deemed as a PRC tax resident and subject to the PRC EIT rate of 25% on its worldwide income. In 2011, Vimicro Hong Kong reversed accrual of PRC income tax expenses of $0.6 million and $0.9 million for the continuing operations for the years ended December 31, 2009 and 2010, and we accrued $1.1 million of PRC income tax expenses for the continuing operations for the year ended December 31, 2011.  accrued $0.2 million of PRC income tax expenses for the continuing operations for the year ended December 31, 2012. In the PRC, tax authorities are empowered to assess the net taxable income of a taxpayer. The tax authorities shall adopt methods other than actual profits method if the taxpayer is deemed unable to correctly compute taxable income due to inaccurate or incomplete accounts or other reasons. If the tax authority assesses taxable income using the deemed profits method, a material difference could result in the amount of income tax expense provided for Vimicro Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Vimicro Hong Kong’s application for claims in the future may not be successful and as a result, the penalties to those underpaid taxes might be invoked and the royalty payments to Vimicro China could be subject to withholding tax.”

Withholding Tax. Under current Hong Kong tax laws, an entity established outside of Hong Kong is subject to a 4.95% in 2009/10, 2010/11 and 2011/12 withholding tax on royalty income derived (or deemed to be) from Hong Kong. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro China was previously subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong, which Vimicro Hong Kong had withheld and used to settle the tax liabilities on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of Hong Kong withholding tax paid on the royalty income could be allowed as a foreign tax credit against Vimicro China’s PRC income tax liabilities. In connection with the offshore claim of Vimicro Hong Kong, to the extent that all of Vimicro Hong Kong’s trading income is not taxable in Hong Kong, and no deduction will be claimed for the related royalty fee expenditure and the relevant intellectual property is not used in Hong Kong, the royalty fees are exempted from withholding tax in Hong Kong.

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

Revenue Recognition

We recognize revenue from the sales of products and rendering of services when the earnings process has been completed as evidenced by an agreement with the customer, the delivery of products and the transfer of title, the fees becoming fixed or determinable and collectability becoming reasonably assured, as prescribed by ASC 605, Revenue recognition (“ASC 605”).

Multimedia processors

Multimedia processor revenue derives from PC and embedded notebook camera multimedia processors, image sensors, and other products. Multimedia processors revenues are generally recorded net of business taxes and related surcharges provided all revenue recognition criteria have been met.

We use distributors for sales of multimedia processors. We enter into generally short-term arrangements with our distributors, which on rare occasions may include certain obligations of us such as acceptance or price protection clauses. When we provide an acceptance provision to a distributor, revenue is not recognized until acceptance has been received. The distributors make full payment prior to shipping or enjoy credit terms which vary from 30 days to 90 days. We do not have a history of providing refunds, discounts or other price concessions in connection with price protection clauses that we may provide to a distributor. We believes that such provisions are within our control and expect any benefits provided to the distributor to be insignificant. As such, We  believe that we are able to reasonably estimate price concessions as remote, such that the price is fixed and determinable and revenue is recognized upon delivery of the product sold. We do not have any other post-shipment obligations.

The cost of multimedia processor revenue primarily consists of costs associated with the fabrication of wafers, assembly, testing and shipping of our multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party image sensors that are sold to our customers.

Surveillance and security products

Surveillance and security products are generally comprised of hardware with essential software and separate installation. The hardware and software components generally include a digital video recorder, camera, server, personal computers and the proprietary software of ViSS with other third party software that supports the operating system. Our software products are bundled together with hardware products so that the software components and non-software components function together to deliver the products’ essential functionality. We  market and sell an integrated platform for a unified surveillance, storage and management solution. If the hardware does not contain the software, the surveillance and security solution cannot be separately marketed and sold to customers. In addition, we also provide installation services which includes software testing and equipment set up for the monitoring room.

The hardware, software and installation of surveillance and security products are considered multiple accounting units in accordance with ASC 605 Accounting Standards Update (“ASU”) No. 2009-13, Revenue recognition (Topic 605): Multiple-Deliverable Recognition Arrangement. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price.

The relative selling price method is based on the selling price of vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”), if VSOE is not available or management’s estimated selling price (“ESP”), if neither VSOE nor TPE is available for the delivered items. We use the estimated selling price for each deliverable as neither VSOE nor TPE is available from our relatively short history in the surveillance and security business. The objective of ESP is to determine the price at which we would transact a sale if the deliverable were sold on a stand-alone basis.

We determine ESP for a deliverable based on the cost plus an estimated profit margin while considering multiple factors including, but not limited to, market conditions, competitive landscape, cost, gross margin objectives and pricing practices. For the hardware and the third-party software component, we purchase these items from third party suppliers. We establish ESP for hardware and third-party software components in reference to available market information on the price of hardware and third party software based on our  consideration of margins when negotiating the pricing. Similarly, with respect to our ViSS proprietary software, we make reference to historical selling prices under ASB, while noting differences between the historical ViSS business as operated by ASB and the ViSS business as operated since its acquisition from ASB. In connection with the installation service component, ESP is based on our internal costs structure and margin with respect to labor costs and market information.

We recognize revenue from delivered hardware and software components after obtaining the shipping acceptance from customers and recognize revenue from installation service after obtaining the acceptance from customers.

The cost of surveillance and security product revenue includes the cost of hardware and software, installation and other service and warranty costs.

Warranty obligation is provided based on the estimated future warranty payment when the underlying revenue is recognized.

Payments received from customers in advance of shipment are initially recorded as advances from customers and recorded as revenue after all the revenue recognition criteria have been met.

We extend credit terms only to a limited number of customers. For customers to whom we provide credit, we have assessed a number of factors to determine whether collection from them is probable, including past transaction history with them and their creditworthiness. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Long-lived assets to be disposed of and discontinued operations

We account for a long-lived asset or disposal group to be sold in accordance with ASC 360-10, where such long-lived asset or disposal group is classified as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a completed sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdrawn or changed significantly.

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately on the balance sheets. Long-lived assets reclassified as held for sale are not depreciated or amortized. The fair value less cost to sell of the long-lived asset or disposal group is evaluated at each end of the reporting period. As of December 31, 2012, there is no long-lived asset or disposal group classified as held for sale.

We follow ASC 205-20 in accounting for a component of our company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of our company. Such component is reported as discontinued operations when the operations and cash flow of the components have been or will be eliminated from our Company as a result of disposal and we will not have any significant involvement in the operation of the component after the disposal. In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360-10, less applicable income taxes, for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the consolidated statements of comprehensive loss.

Government grants

Government grants received from PRC government agencies are recognized as deferred government grants and offset against the corresponding expenses as and when they are incurred for the specific research and development projects or general operation purpose for which these grants are received.

Investment in unconsolidated affiliate, at cost

Investments in entities in which we hold less than 20% of the investee’s voting stock and do not exert significant influence is accounted for using the cost method of accounting. Cost accounting measures the original cost based on the fair market value of the consideration at the acquisition date and adjusts for other-than-temporary declines in fair value and distributions of earnings. Cash dividends from the investee are reported as income by the investor. Vimicro China held a 5% equity interest in Vimicro Wuxi after the divestment of the non-core IC business in December 2010 and then held a 0.1% equity interest in Vimicro Wuxi after disposal of a 4.9% equity interest in the company in December 2012. Vimicro China held an 18% direct equity interest and a 1.44% indirect equity interest in Vimicro Qingdao after the disposal of the mobile business in December 2011. Vimicro China held an 12.03% equity interest in Visiondigi after the disposal of 35.26% of the equity interest in Visiondigi in July 2012.

Investment in equity investee

Investments in entities over which we hold between 20% and 50%, or have significant influence but do not have control are accounted for using the equity method of accounting. Equity accounting involves recognizing in the consolidated statement of operations our share of the profit or loss for the year of the investment. In September 2012, Vimicro China made investment in and established Zhongtianxin with Guoxin Group. We hold 49% of the equity interest in Zhongtianxin and an additional 2% of equity interest is held by VMF Consulting Company on behalf of Vimicro China as a nominee shareholder. Since the non-controlling shareholder has substantive participating rights including the approval of the annual budgets, operation and investment plan, appointment, dismissal and remuneration of the general manager according to the articles of association of Zhongtianxin, we do not have control over Zhongtianxin and therefore adopt the equity method for the investment.

Capitalized interests

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Interest expense incurred for qualifying assets are capitalized in accordance with ASC 835-20, Capitalization of Interest. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

Restricted Cash

Restricted cash represents amounts restricted as to withdrawal or usage under certain terms or under bank regulations.

Accounts receivable and provision for doubtful accounts

Accounts receivable are stated at the amount we expect to collect. Provisions are made against accounts receivable to the extent that collection is considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any.

Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted-average basis. Cost of work in progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We have two reporting units: multimedia processors and security and surveillance products. Goodwill recognized in connection with the acquisition of the ViSS business is allocated to the security and surveillance products segment.

Intangible Assets

Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method and carried at cost less accumulated amortization with no residual value. The estimated useful lives of intangible assets are reviewed at least annually.

Product warranty

We provide warranties on our products for a period generally ranging from one to three years from the time of final acceptance or goods delivery. We provide for the expected cost of product warranties at the time that revenue is recognized based on an assessment of our past warranty experience and when specific circumstances dictate.

Impairment of Long-lived Assets

Impairment of Property, Plant and Equipment and Intangibles

We evaluate our long-lived assets or asset group including intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse changes to market conditions that will impact the future use of the assets) indicate the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows.

Impairment of Goodwill

In accordance with ASC 350, Intangibles, Goodwill and Other, goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present. The goodwill testing utilizes a two-step impairment analysis, whereby we compare the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. We recognize an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value.

Impairment of Investment

We review our investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. In making this determination, We review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of  fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of our company including current earnings trends and forecasted cash flows, and other company and industry specific information

Share-based Compensation

We apply ASC 718 Compensation-Stock Compensation, or ASC 718. Pursuant to ASC 718, we recognized share-based compensation over the requisite service periods and performance condition for any share option and restricted share grants based on the fair values of share options and restricted share on the dates of grant. For the options that were repriced during the year ended December 31, 2012, in accordance with ASC 718, we recognized additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards. We do not receive any tax benefits or deductions from awards exercised.

We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

We account for share-based awards issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50 Equity-Based Payments to Non-Employees, or ASC 505-50. Under ASC 505-50, we use the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

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

Treasury Stock

Treasury stock consists of shares repurchased by us that are no longer outstanding and are held by us. Treasury stock is accounted for under the cost method.

Results of Operations

Comparison of the Year Ended December 31, 2012 and 2011

Net Revenue. Our net revenue increased by $12.2 million, or 20.7%, to $71.2 million in 2012 from $59.0 million in 2011. The increase was primarily due to (i) an increase in net revenue from the sales of PC multimedia processors to $53.4 million in 2012 from $47.9 million in 2011, which reflected a 14% increase in unit shipments in 2012, and (ii) an increase in net revenue from our security and surveillance business to $17.8 million in 2012 from $12.1 million in 2011, primarily reflecting our increased sales and marketing efforts in this business line.

Cost of Revenue. Cost of revenue increased by $6.6 million, or 17.1%, to $45.1 million in 2012 from $38.5 million in 2011. The increase was in line with our increase in net revenue. Our gross profit increased by $5.5 million, or 26.8%, to $26.0 million in 2012 from $20.5 million in 2011. Our gross profit margin slightly increased to 36.6% in 2012 from 34.8% in 2011, primarily due to an increase in the sales of embedded notebook camera multimedia processors as a percentage of our total net revenue. Historically, sales of embedded notebook camera multimedia processors yielded a relatively higher gross profit margin. The gross profit margin of the security and surveillance business decreased while the related sale increased in 2012. The lower gross profit margin relating to the security and surveillance business reflected a relatively lower level of profit margins associated with certain new projects and solutions we provided in 2012 as part of our efforts to expand this business line.

Operating Expenses. Operating expenses decreased by $17.4 million, or 35.4%, to $31.7 million in 2012 from $49.1 million in 2011.

•                  Research and Development. Research and development expenses decreased by $10.1 million, or 53.2%, to $8.9 million in 2012 from $19.0 million in 2011. Our gross research and development expenditures before the deduction for government grants relating to research and development activities were $20.1 million in 2011 and $15.6 million in 2012. The decrease in our research and development expenses was mainly due to (i) an increase of approximately $5.6 million in utilizing government grants in connection with our research and development projects for security and surveillance business, and (ii) a decrease of approximately $3.2 million in payroll and welfare expenses, reflecting a decrease in the number of research staff as we execute our plan to dispose of mobile business as well as to enhance our operating efficiency.

•                  Sales and Marketing. Sales and marketing expenses decreased by $2.9 million, or 24.0%, to $9.2 million in 2012 from $12.1 million in 2011. The decrease mainly reflected a decrease of $1.6 million in payroll and welfare expenses as we continue to increase our operating efficiency in relation to sales and marketing activities. Such decreases were partially offset by a $0.6 million increase in sales commissions to our distributors.

•                  General and Administrative. General and administrative expenses increased by $0.7 million, or 6.1%, to $12.2 million in 2012 from $11.5 million in 2011. The increase was mainly attributable to an increase of $1.0 million in provision for doubtful debt expenses, partially offset by a $0.3 million decrease in fees for legal, accounting and other professional services.

•                  Assets Impairment. Assets impairment decreased by $5.2 million to 1.4 million in 2012. We evaluate our long-lived assets, including goodwill and long-term investment for impairment and recognize impairment if any event or change in circumstances indicates that the carrying amount of long-lived assets may not be fully recoverable. We recognize a loss based on the excess of the carrying amount of the asset of concern over its fair value, generally based upon discounted cash flows method.

Income Tax Expense. Income tax expense was approximately $0.2 million in 2012, compared to an income tax benefit of approximately $0.9 million in 2011.

Other Income. Other income was $1.9 million in 2012, compared to $4.4 million in 2011, the decrease was mainly due to (i) a decrease of foreign exchange gain of $1.7 million due to the appreciation of the RMB against the U.S. dollar in 2012, and (ii) a decrease of interest income of $0.4 million due to a decrease of bank deposits in 2012.

Net Profit. As a result of the above, we had a net loss attributable to Vimicro International Corporation of $0.6 million in 2012 compared to $28.2 million in 2011.

Comparison of the Year Ended December 31, 2011 and 2010

Net Revenue. Our net revenue decreased by $15.1 million, or 20.4%, to $59.0 million in 2011 from $74.1 million in 2010. The decrease was primarily due to (i) a decrease in net revenue from the sales of embedded notebook camera multimedia processors to $47.9 million in 2011 from $69.1 million in 2010, which reflected a 24.7% decrease in unit shipments in 2011 as a result of the industry-wide weakness in demand for such products, partially offset by (ii) a significant increase in net revenue from our security and surveillance business to $12.1 million in 2011 from $5.5 million in 2010, primarily reflecting our increased sales and marketing efforts in this business line.

Cost of Revenue. Cost of revenue decreased by $10.6 million, or 21.6%, to $38.5 million in 2011 from 49.1 million in 2010. The decrease was in line with our decrease in net revenue. Our gross profit decreased by $4.5 million, or 18.0%, to $20.5 million in 2011 from $25.0 million in 2010. primarily due to a decrease in the sales of embedded notebook camera multimedia processors as a percentage of our total net revenue.

Operating Expenses. Operating expenses increased by $17.3 million, or 54.4%, to $49.1 million in 2011 from $31.8 million in 2010.

Research and Development. Research and development expenses increased by $1.3 million, or 7.3%, to $19.0 million in 2011 from $17.7 million in 2010. Our gross research and development expenditures before the deduction for government grants were $19.3 million in 2010 and $20.1 million in 2011. The increase in our research and development expenses was mainly due to (i) an increase of approximately $2.0 million in payroll and welfare expenses caused by the increase in the number of research staff, including those for the growing security and surveillance business at Vimicro Tianjin and (ii) a decrease of approximately $0.5 million in deduction for government grants in connection with our research and development projects. Such increases were partially offset by a $1.1 million decrease in share-based compensation expenses. We expect our total research and development expenses, including costs incurred in connection with hiring additional research and development staff and purchasing intellectual property, to continue to increase as we continue to expand our surveillance and security business.

Sales and Marketing. Sales and marketing expenses increased by $6.7 million, or 124.1%, to $12.1 million in 2011 from $5.4 million in 2010. The increase mainly reflected (i) an increase of $4.0 million in staff expenses relating to our newly recruited sales staff and an increase of $0.1 million in sales commissions to our distributors in Asia, (ii) an increase of $0.8 million in traveling and miscellaneous expenses, and (iii) an increase of $0.5 million in advertising expenses. Such increases were partially offset by a $0.1 million decrease in share-based compensation in 2011.

General and Administrative. General and administrative expenses increased by $2.7 million, or 30.7%, to $11.5 million in 2011 from $8.8 million in 2010. The increase was mainly attributable to (i) an increase of $1.1 million in doubtful debt expenses, (ii) an increase of $0.9 million in payroll and welfare expenses, reflecting our increased number of administrative staff, and (iii) an increase of $0.4 million in fees for legal, accounting and other consulting services. The increases were partially offset by a decrease of $0.4 million in share-based compensation expenses in 2011.

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

Other Income. Other income was $4.4 million in 2011, compared to $2.5 million in 2010. The increase was mainly due to (i) a gain on disposal of marketable equity securities of $1.2 million, and (ii) a foreign exchange gain of $1.0 million due to the appreciation of the RMB against the U.S. dollar in 2011

Net Loss. As a result of the above, we had a net loss attributable to Vimicro International Corporation of $28.2 million in 2011, compared to a net loss of $18.6 million in 2010.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be materially affected in the future by higher rates of inflation in China.

Foreign Currency

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by China’s political and economic conditions and China’s foreign exchange policies. The RMB has experienced significant appreciation against the U.S. dollar since 2005. A portion of our revenue and most of our operating expenses are denominated in RMB, while the majority of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). The ASU is intended to help entities improve the transparency of changes in other comprehensive income (OCI) and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. New disclosure requirements are effective for fiscal periods beginning after December 15, 2012 and should be applied prospectively. As the new ASU impacts presentation requirements only, we do not expect the adoption of this standard to have a material effect on our  financial condition, results of operations and cash flows.

In March 2013, the FASB issued an authoritative pronouncement related to a parent company’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent company) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent company is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. In addition, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We don’t expect that the adoption of this guidance will have a significant effect on its consolidated financial statements.

B.                     Liquidity and Capital Resources

In the past, we financed our operations primarily through sales of our equity securities to private investors, proceeds from our initial public offering as well as through cash generated from our operating activities. We have also received government grants to fund our research and development projects. Our principal use of cash for the year ended December 31, 2012 was to fund our working capital requirements, investments and capital expenditures for construction work. As of December 31, 2011 and 2012, we had $49.2 million and $55.5 million in cash and cash equivalents, respectively.

As part of our efforts to further develop and ramp up our security and surveillance business, through Vimicro Tianjin, we are constructing a new facility for the research, development and production of digital high-definition security and surveillance products and solutions. For more information about this project, see “—Capital Expenditures.” In connection with this project, Vimicro Tianjin obtained a credit facility of up to RMB186.0 million ($29.6 million) from China Construction Bank Tianjin Branch. The loan may be drawn down in installments no later than March 2017, based on our actual cash needs and the progression of our projects. The loan will bear an interest rate of 105% of the benchmark interest rate as published by the People’s Bank of China from time to time, adjusted on an annual basis. As of March 31, 2013, we have drawn down RMB80 million ($12.7 million) under the facility. We need to repay 30% in 2015 and 35% in 2016 of the principal amounts that have been drawn down under the facility and repay the remaining principal amounts with all accrued interest in 2017. In connection with the facility, Vimicro Tianjin has pledged as collateral the facility under construction and the underlying land use rights. Vimicro Beijing is a guarantor under the facility agreement.

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

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for security and surveillance products. In addition, we also expect that that cash required to finance our construction work in connection with our ramping-up plan of our security and surveillance business will continue to increase in 2013. We believe that we have sufficient funds to meet our present requirements. If we have additional requirements for capital in the future, we expect to utilize any cash generated from our operations and available funds under our current credit facility. We may offer additional equity or debt securities or incur additional indebtedness to meet such needs.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Net cash (used in) / provided by operating activities	(31,052)	(26,772)	7,101
Net cash provided by / (used in) investing activities	12,082	7,042	(2,371)
Net cash provided by / (used in) financing activities	1,804	(1,936)	1,666
Effect of exchange rate changes on cash and cash equivalent	2,147	1,402	(91)
Net (decrease) / increase in cash and cash equivalent	(15,019)	(20,264)	6,305
Cash and cash equivalent at beginning of year	84,510	69,491	49,227
Cash and cash equivalent at end of year	69,491	49,227	55,532

Net cash provided by operating activities in 2012, and used in operating activities in 2011 and 2010 was $7.1 million, $26.8 million and $31.1 million, respectively. Major operating cash inflows items in 2012 included (i) a $6.6 million of deferred government grants in relation to our research and development activities, (ii) a decrease in inventories of $3.5 million general in line with our increase in sales in 2012, and (iii) an increase of accrued expenses and other current liabilities of $3.2 million, primarily reflecting the increase payables to other suppliers. Major operating cash outflow items in 2012 included (i) our net loss of $7.3 million, and (ii) an increase in accounts and notes receivable of $8.0 million generally in line with our increase in sales in 2012. Net cash used in operating activities in 2011 primarily reflected (i) our net loss of $40.1 million, partially offset by adjustments for (ii) assets impairment of $6.6 million, consisting primarily of $2.2 million of impairment in goodwill and $2.7 million of impairment in intangible asset, and (iii) depreciation of $4.5 million in 2011.

Net cash used in investing activities was $2.4 million in 2012, primarily due to a purchase of property, equipment and software of $8.5 million and increase of equity investment of $4.3 million primarily in relation to Zhongtianxin, partially offset by a disposal of equity interest of $10.4 million primarily in relation to Vimicro Shanghai. Net cash provided by investing activities was $7.0 million in 2011, primarily due to the maturity of short-term time deposits of $12.4 million and proceeds from disposal of assets and equity interest in discontinued operations of $6.2 million, partially offset by a purchase of property, equipment and software of $11.7 million.

Net cash provided by financing activities amounted to $1.7 million in 2012, due to an increase of long-term bank loans of $4.8 million, and an increase of interest-free government loans of $4.8 million, partially offset by cash used for repurchase of ADSs of $7.4 million. Net cash used by financing activities amounted to $1.9 million in 2011, primarily due to cash used for the repurchase of ADSs of $2.7 million, and partially offset by $0.7 million from capital contributions from minority shareholders.

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

Regulations in the PRC permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries from transferring funds to our company in the form of dividends, loans and advances. In addition, the registered capital of our PRC subsidiaries is also restricted. We have cash and bank deposits of approximately $38.4 million and $38.5 million in the PRC as of December 31, 2011 and 2012, respectively, of which approximately $31.0 million and $31.0 million, respectively, are denominated in RMB.

Capital Expenditures

Our capital expenditures amounted to $5.5 million, $11.7 million and $8.4 million, in 2010, 2011 and 2012, respectively. Our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities as well as our capital expenditures incurred in connection with our construction project in Tianjin. We estimate that we will incur capital expenditures of (i) approximately $6.4 million in 2013 for the construction project in Tianjin, and (ii) approximately $0.5 million in 2013 (excluding land use rights premiums, property development expenditures and capital injections into new companies) for purchases of software, development tools and other items related to our product development activities. We made investments of approximately $2.7 million in the three months ended March 31, 2013.

As part of our efforts to further develop and ramp-up our security and surveillance business, through Vimicro Tianjin, we are constructing a facility for the research, development and production of digital high-definition security and surveillance products and solutions. The facility, located in Tianjin, will have an aggregate gross floor area of approximately 35,000 square meters and have capacity for research, development, production and office uses. The estimated aggregate capital expenditure in connection with the project, including construction costs, purchases of equipment and technology, research and development costs and employee-related costs, amounts to RMB270.7 million ($43.0 million).We expect to finance the project through a combination of (i) loans drawn down from a credit facility of up to RMB186.0 million ($29.6 million) obtained from the Tianjin Branch of China Construction Bank and (ii) our internal capital resources. For more information on the credit facility, see “—Liquidity and Capital Resources.” In 2012, we incurred capital expenditure of $7.8 million to develop the Tianjin facility. We expect to complete the project in 2013.

Vimicro China has executed an agreement in December 2006 with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for use of the land. The project is subject to governmental approval and the construction has not yet commenced. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

C.                     Research and Development

We maintain a team of experienced engineers who are involved in our research and development efforts. As of December 31, 2012, our research and development staff consisted of 249 employees, representing approximately 49% of the total number of our employees. Our research and development staff consisted of 427 employees as of December 31, 2011. The decrease in our research and development staff was primarily due to our continued execution of the plan to dispose of the mobile business. Many of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. We currently intend to recruit most of our engineers in China, although we will also selectively recruit experienced engineers from Silicon Valley.  We have established various recruiting and training programs with leading universities in China. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost-effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to $19.3 million, $ 20.1 million and $15.6 million in 2010, 2011 and 2012, respectively.

D.                     Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any operational trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our revenue, profit, liquidity or capital resources or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                       Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	More than 3 years
	(in thousands of U.S. dollars)
Operating lease obligations	2,857	2,119	738	—
Product purchase obligations	4,953	4,953	—	—
Construction in progress obligation	585	467	118	—
Property, equipment and software purchase obligation	389	389	—	—
Total	8,784	7,928	856	—

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

ITEM 6.                          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                     Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Position/Title

Zhonghan (John) Deng	Chairman of the Board and Chief Executive Officer
Zhaowei (Kevin) Jin	Director, President and Chief Operating Officer
Yundong (Raymond) Zhang	Director, and Chief Technology Officer
Jun Zhu	Senior Vice President
David Tang	Chief Strategy Officer
Jinming (Jimmy) Dong	Chief Controller
Changyong (Robert) Chen(2)(3)	Independent Director
Charles K. Ng(3)	Independent Director
Theodore Van Duzer(1)(2)	Independent Director
Zhijie (Jeffrey) Zeng(1)(3)	Independent Director

(1)                  Member of the corporate governance and nominating committee.

(2)                  Member of the compensation committee.

(3)                  Member of the audit committee.

Dr. Zhonghan (John) Deng is a co-founder of our company. He currently serves as the chairman of our board of directors and chief executive officer of our company.  Dr. Deng was elected as a member of the National People’s Congress, or the NPC, for the second term from March 2013. He also has served on the Educational Scientific Cultural and Public Health Committee of the NPC since March 2013.  Dr. Deng is the vice president of China Association for Science and Technology and also was elected as a member of Chinese Academy of Engineering in December 2009. He also serves as a board member and audit committee member of Sohu.com Inc. (Nasdaq: SOHU). Dr. Deng has received numerous awards for his achievements, including the National First Class Award for Science and Technology in 2005, which was presented by the then-current President of China, Hu Jintao. Dr. Deng graduated from the University of California at Berkeley with a Ph.D. degree in Electrical Engineering and Computer Science, a M.S. degree in economics and a M.S. degree in physics. Dr. Deng worked as a research scientist for IBM at the T.J. Watson Research Center in Yorktown Heights, New York.

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

Yundong (Raymond) Zhang joined our company in 2001 and is currently a member of our board of directors and also serves as our chief technology officer. He is responsible for leading all research and development activities, as well as formulating technology and product strategy for the security and surveillance business. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoders, 3D graphics engines, ethernet controllers and 16- bit game processors. Mr. Zhang received his B.S. and M.S. degrees in electrical engineering from Fudan University.

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

David Tang rejoined our company in 2012 as our chief financial officer and was appointed to the position of chief strategy officer in April 2013. Mr. Tang is in charge of investment, investor relations and strategic business development activities. He is an experienced financial professional with extensive experience on investments. Most recently, Mr. Tang was active as an investor and as a managing partner of iFirst Capital LLC, a Shenzhen-based VC/PE firm. Before that, Mr. Tang served as Vice President and Chief Financial Officer of Vimicro from July 2008 to November 2010. Prior to that, he served as the Chief Financial Officer of CNinsure Inc. a NASDAQ listed company operating in China, and before that, Mr. Tang served as the Chief Financial Officer of IRICO Group and Chinasoft International, both Hong Kong-listed companies. Prior to those positions, he worked as an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang received an MBA degree from the Stern School of Business, New York University.

Jinming (Jimmy) Dong joined our company in 2013 as our chief controller to lead the finance team. Before joining Vimicro, Mr. Dong served as a financial controller at NYSE-listed TRW Automotive Holdings from 2011 to 2013, where he was responsible for the administration and management of the operations of regional business units. Prior to that, he worked at NASDAQ-listed Globe Specialty Metals, Inc. from 2009 to 2011 where he served as a China senior financial manager. Before that, Mr. Dong worked as a senior auditor in the Beijing offices of both Deloitte International and Ernst & Young International from 2005 to 2008. Prior to that, he was a finance and assistant audit manager at Hong Kong-listed Shenhua Group Corporation Limited from 2001 to 2005. Mr. Dong earned a bachelor’s degree in financial management from the Capital University of Economics and Business in China. Mr. Dong is a member of the American Institute of Certified Public Accountants (AICPA) and the Chinese Institute of Certified Public Accountants (CICPA) and is also a Certified Management Accountant (CMA).

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

Charles (Chuck) K. Ng has served as a member of our board of directors since July 2010. Mr. Ng has extensive experience working with innovative technology companies. He has served as the managing director of Suma Ventures, a US/China venture capital firm, since 2008, in charge of investments across IT/TMT, life science and other emerging technology sectors. Previously, Mr. Ng also started and co-founded companies and has experience in operations and strategy. Mr. Ng received his undergraduate degrees from the University of California, Berkeley and has dual MBA degrees from Tsinghua University and INSEAD.

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

Zhijie (Jeffrey) Zeng has served as a member of our board of directors since July 31, 2009. He is currently the managing partner of Kaixin Investment Co. Ltd., a venture capital fund founded by China Development Bank Corporation and CITIC Capital Holdings Ltd. (formerly known as the China International Trust and Investment Company). Jeffrey Zeng is also the senior managing director of the CITIC Capital Holdings Limited. Jeffrey has been active in the venture capital industry for more than fifteen years. Prior to joining CITIC Capital, he was a managing director of Walden International since 2001, an established global venture capital firm, for which he was mainly responsible for venture investments in China. Prior to Walden International, Mr. Zeng worked for CITIC Pacific Ltd in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Additionally, he is the chairman of China Special Article Logistics Company and concurrently serves as independent director for six listed companies: Great Wall Technology Company Ltd (SEHK), Chinasoft International Ltd (SEHK), Shanghai AJ Corporation (Shanghai Stock Exchange), E-House (NYSE), and AutoNavi (Nasdaq). He also serves as director or independent director of the State Microelectronics and the United Overseas Bank. He also serves as co-chairman of the Venture Capital Committee of Investment Association of China, the executive director of AAMA China branch and board member of the WRSACC 2005 Committee. He has a B.S. in Economics from the University of Nagasaki, Japan, and an M.M. from Stanford University.

B.                     Compensation of Directors and Executive Officers

Cash Compensation

In 2012, the aggregate cash compensation we paid to our executive officers was approximately $0.9 million and the aggregate cash compensation we paid to our non-executive directors was $100,000. We have not made any arrangement with our directors to provide for benefits upon termination of their directorship.

Share Options

Historical Option Grants. During the period from 1999 to February 2004, Vimicro China promised to grant options to certain employees, directors, consultants and other individuals based on terms and conditions mutually agreed upon by Vimicro China and each such individual. In connection with our reorganization, we issued options pursuant to Vimicro China’s prior commitments. The following table summarizes, as of December 31, 2012, the outstanding historical options granted to our directors and executive officers named below and to other individuals including our employees, consultants and advisors.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration

Changyong (Robert) Chen	300,000	0.12	March 17, 2004	March 17, 2014
Other individuals as a group	3,026,708	From 0.01 to 0.60	March 17, 2004	March 17, 2014

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

On May 18, 2012, our compensation committee acted to reprice 20,484,420 outstanding options that it had previously granted to our key employees and board directors. The options, all of which had been previously issued pursuant to the 2004 Plan and 2005 Plan and partially repriced on March 27, 2008, were repriced based on the closing price on May 18, 2012 which was $0.195 per ordinary share. The repriced options had previously been issued with $0.32 to $4.55 per ordinary share option exercise prices, and the repriced options had previously been repriced to $0.70 per ordinary share option exercise prices which reflected the market price of our stock on March 27, 2008.

As a result of the then sharp reduction in our stock price, we believed that such options no longer would properly incentivize our senior management who held such options to work in the best interest of our company and shareholders. Moreover, we believed that if these options were repriced, that such options would provide better incentives to senior management.

The following table summarizes, as of December 31, 2012, the outstanding options and restricted shares granted pursuant to the 2004 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Zhaowei (Kevin) Jin	1,601,600	0.195	October 14, 2004	October 14, 2014
Yundong (Raymond) Zhang	460,000	0.195	October 14, 2004	October 14, 2014
Jun Zhu	150,000	0.195	October 14, 2004	October 14, 2014
	200,000	0.195	October 28, 2005	October 28, 2015
Changyong (Robert) Chen	100,000	0.195	October 14, 2004	October 14, 2014
Theodore Van Duzer	100,000	0.195	October 14, 2004	October 14, 2014
Zhijie (Jeffrey) Zeng	30,000	0.195	May 1, 2005	May 1, 2015
Other individuals as a group	1,811,630	From 0.195 to 3.0	From October 14, 2004 to October 28, 2005	From October 14, 2014 to October 28, 2015

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

Option Repricing. On March 27, 2008, our compensation committee acted to reprice 10,072,100 outstanding options that it had previously granted to our senior management. The options, all of which had been previously issued pursuant to the 2004 Plan and 2005 Plan, were repriced based on the closing price on March 27, 2008 which was $0.70 per ordinary share. The repriced options had originally been issued with $1.25 to $4.55 per ordinary share option exercise prices which reflected the then current market prices of our stock on the dates of original grant.

On May 18, 2012, our compensation committee acted to reprice 20,484,420 outstanding options that it had previously granted to our key employees and board directors. The options, all of which had been previously issued pursuant to the 2004 Plan and 2005 Plan and partially repriced on March 27, 2008, were repriced based on the closing price on May 18, 2012 which was $0.195 per ordinary share. The repriced options had previously been issued with $0.32 to $4.55 per ordinary share option exercise prices, and the repriced options had previously been repriced to $0.70 per ordinary share option exercise prices which reflected the t market price of our stock on March 27, 2008.

As a result of the reduction in our stock price, we believed that such options no longer would properly incentivize our senior management who held such options to work in the best interest of our company and shareholders. Moreover, we believed that if these options were repriced, that such options would provide better incentives to senior management.

The following table summarizes, as of December 31, 2012, the outstanding options granted pursuant to the 2005 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Zhonghan (John) Deng	3,500,000	0.195	August 9, 2006	August 9, 2016
	3,000,000	0.195	August 7, 2011	August 7, 2021
	266,774	0.0001	March 29, 2012	March 29, 2022
Zhaowei (Kevin) Jin	1,200,000	0.195	August 9, 2006	August 9, 2016
	2,000,000	0.195	August 7, 2011	August 7, 2021
	190,552	0.0001	March 29, 2012	March 29, 2022
Yundong (Raymond) Zhang	500,000	0.195	September 26, 2010	September 26, 2020
	101,187	0.0001	March 29, 2012	March 29, 2022
Jun Zhu	200,000	0.195	August 13, 2007	August 13, 2017
	200,000	0.195	September 26, 2010	September 26, 2020
	119,095	0.0001	March 29, 2012	March 29, 2022
Zhijie (Jeffrey) Zeng	100,000	0.195	August 1, 2009	August 1, 2019
	200,000	0.195	August 7, 2011	August 7, 2021
Charles K. Ng	100,000	0.195	September 26, 2010	September 26, 2020
	200,000	0.195	August 7, 2011	August 7, 2021
Other individuals as a group	9,194,993	From 0.0001 to 4.55	From December 26, 2005 to June 30, 2012	From December 26, 2015 to June 30, 2022

The following table summarizes, as of December 31, 2012, the outstanding restricted shares granted pursuant to the 2005 Plan.

	Ordinary Shares Underlying Restricted Shares Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Zhijie (Jeffrey) Zeng	16,000	0.00	October 31, 2009	October 31, 2019
Changyong (Robert) Chen	16,000	0.00	October 31, 2009	October 31, 2019
Other individuals as a group	30,000	0.00	From March 3, 2006 to September 26, 2010	From March 3, 2016 to September 26, 2020

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

In 2012, our audit committee held meetings or passed resolutions by unanimous written consent fifteen times.

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

In 2012, our compensation committee held meetings or passed resolutions by unanimous written consent two times.

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

In 2012, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent one time.

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

Terms of Directors and Officers

Except Mr. Zhijie (Jeffrey) Zeng, who has entered into a three-year service contract with us that is subject to renewal upon expiration in July 2015, all directors hold office until their successors have been duly elected and qualified. Our shareholders may remove any director by special resolution before the expiration of his or her term and may by ordinary resolution appoint another person to fill the vacancy. A valid ordinary resolution requires the votes of a majority of shareholders attending the shareholder meeting that is duly constituted and meets the quorum requirement. There are no service contracts between our company and any of our directors providing for benefits upon termination of employment. Officers are elected by and serve at the discretion of the board of directors.

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

Pursuant to the “home country practice” exemptions above, we did not hold an annual shareholder meeting in 2012. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Additionally, in March 2008, our compensation committee repriced 10,072,100 of our outstanding share options by reducing their exercise prices based on the closing price on March 27, 2008 which was $0.70 per ordinary share. On May 18, 2012, our compensation committee repriced 20,484,420 of our outstanding share options by reducing their exercise prices based on the closing price of our shares on March 18, 2012 which was $0.195 per ordinary share. The rationale for the repricing is that our share options no longer provided a meaningful incentive to the option holders to remain in our employment, and that a repricing of the share options with a lower exercise price for our existing options would once again provide an incentive to the option holders to continue to provide services to us and to maximize shareholder value.

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

D.                     Employees

We had 950, 778 and 506 employees as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, we had 111 employees in management and administration, 249 employees in research and development and 146 employees in sales and marketing. The decrease in our number of employees in 2012 reflected our business transition to allocate more of the company’s resources on our core businesses. We have a workers’ union that protects employees’ rights and welfare benefits. We have not had any strikes or other material labor disputes that have interfered with our operations. We believe that we have maintained a good relationship with our workers’ union and our employees.

E.                      Share Ownership

As of March 31, 2013, 114,871,524 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and non-vested restricted shares. On the same date, a total of 13,718,135 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. Except for holders of 96,000 restricted shares, no shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2013, assuming the exercise of all of our outstanding share options, by:

(1)                 each of our directors and executive officers; and

(2)                 each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
	Number	%

Directors and Executive Officers:

Zhonghan (John) Deng(2)	13,179,966	11.0
Zhaowei (Kevin) Jin(3)	7,218,243	6.1
Yundong (Raymond) Zhang(4)	1,663,472	1.4
Jun Zhu(5)	570,000	0.5
David Tang(6)	121,748	0.1
Jinming (Jimmy) Dong	—	—
Charles K. Ng(7)	143,332	0.1
Changyong (Robert) Chen(8)	514,000	0.4
Theodore Van Duzer(9)	280,000	0.2
Zhijie (Jeffrey) Zeng(10)	186,000	0.2
All Directors and Executive Officers as a Group(11)	23,876,761	19.1
Principal Shareholders:
Xiaodong (Dave) Yang(12)	11,513,961	9.8
Investment entities affiliated with General Atlantic LLC(13)	22,535,522	19.6
Power Pacific (Mauritius) Limited(14)	11,250,000	9.8

(1)

Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person within 60 days after March 31, 2013. Percentage ownership of each listed person is based on 114,871,524 shares outstanding as of March 31, 2013 and the number of shares underlying options and restricted shares held by such person.

(2)

Includes 8,513,192 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Vimicro Beijing Corporation, an entity wholly-owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, and 4,666,774 ordinary shares issuable upon exercise of options held by Mr. Deng within 60 days after March 31, 2013 The address for Mr. Deng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(3)

Includes 3,626,091 ordinary shares (including ordinary shares represented by ADSs) held by Vimicro Shenzhen Corporation, an entity wholly-owned by Absolute Sino Group Limited, of which Mr. Jin is the sole shareholder, and 3,592,152 ordinary shares issuable upon exercise of options held by Mr. Jin within 60 days after March 31, 2013. The address for Mr. Jin is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(4)

Includes 1,103,472 ordinary shares (including ordinary shares represented by ADSs), and 560,000 ordinary shares issuable upon exercise of options held by Mr. Zhang within 60 days after March 31, 2013. The address for Mr. Zhang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(5)	Includes 570,000 ordinary shares issuable upon exercise of options held by Mr. Zhu within 60 days after March 31, 2013. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.

(6)	Includes 121,748 ordinary shares represented by ADSs held by Mr. Tang. The address for Mr. Tang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(7)

Includes 143,332 ordinary shares issuable upon exercise of options held by Mr. Ng within 60 days after March 31, 2013. The address for Mr. Ng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(8)

Includes 54,000 ordinary shares (including ordinary shares represented by ADSs) and 460,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days after March 31, 2013. The address for Mr. Chen is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(9)

Includes 120,000 ordinary shares (including ordinary shares represented by ADSs) held by Mr. Van Duzer and 160,000 ordinary shares issuable upon exercise of options held by Mr. Van Duzer within 60 days after March 31, 2013. The address for Mr. Van Duzer is 1240 Scott Street, El Cerrito, CA 94530.

(10)

Includes 26,000 ordinary shares (including ordinary shares represented by ADSs) and 160,000 ordinary shares issuable upon exercise of options held by Mr. Zeng within 60 days after March 31, 2013. The address for Mr. Zeng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(11)

Includes 13,564,503 ordinary shares (including ordinary shares represented by ADSs), ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 10,312,258 ordinary shares underlying outstanding options held by our directors and executive officers within 60 days after March 31, 2013.

(12)

Includes 9,053,961 ordinary shares and 2,460,000 ordinary shares issuable upon exercise of options held by Mr. Yang within 60 days after March 31, 2012. The address for Mr. Yang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(13)

Includes a total of 18,531,786 ordinary shares and 1,000,934 ADSs of which General Atlantic Partners (Bermuda), L.P. holds 12,725,792 ordinary shares and 714,808 ADSs, GAP-W International, L.P. holds 4,394,803 ordinary shares and 192,668 ADSs, GAP Coinvestments III, LLC holds 912,790 ordinary shares and 57,564 ADSs, GAP Coinvestments IV, LLC holds 246,877 ordinary shares and 13,017 ADSs, GapStar, LLC holds 231,647 ordinary shares and 21,127 ADSs and GAPCO GmbH & Co. KG holds 19,877 ordinary shares and 1,750 ADSs. GAP (Bermuda) Limited is the general partner of General Atlantic GenPar (Bermuda), L.P. General Atlantic GenPar (Bermuda), L.P. is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. General Atlantic LLC is the managing member of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. Members of GapStar, LLC are certain managing directors of General Atlantic LLC. There are 23 Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are also the voting shareholders, executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. General Atlantic Partners (Bermuda), L.P., GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of General Atlantic Partners (Bermuda), L.P., General Atlantic GenPar (Bermuda), L.P., GAP (Bermuda) Limited and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Maximilianstraße 35, 80539 Munich, Germany. The address of the other General Atlantic entities is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A.

(14)

Includes 11,250,000 ordinary shares pursuant to Schedule 13G filed by Power Pacific (Mauritius) Limited on February 10, 2006. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius.

Based on 114,871,524 ordinary shares outstanding as of March 31, 2013, approximately 82.55% of our outstanding ordinary shares are held by 40 record holders in the United States, including the ordinary shares held by JPMorgan Chase Bank N.A., the depositary of our ADS program.

ITEM 7.                          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                     Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                     Related Party Transactions

Establishment of Zhongtianxin

In addition, in September 2012, we made investments to incorporate Zhongtianxin with Shanxi Guoxin Investment (Group) Corporation, or Guoxin Group, a financial holding group associated with the local government of Shanxi, and Beijing Zhongxing Tianshi Consulting Company, or VMF Consulting Company to focus on security-surveillance investment, services and products, as well as developing relationships with security-surveillance customers initially in local Shanxi market. In particular, Zhongtianxin will focus on integrating, developing, producing and marketing SVAC-based security surveillance products (except that Vimicro China and Vimicro Tianjin will continue to focus on the IC products for our security and surveillance business) and related video sensing and intelligence applications.

Guoxin Group and VMF Consulting Company each shall make cash contributions of RMB98 million and RMB4 million, respectively, to Zhongtianxin. In addition, Vimicro China shall make a cash contribution of RMB26 million and provided certain intellectual property, appraised at RMB72 million by an independent third-party valuation firm, as part of its investment in Zhongtianxin. Upon establishment, a total capital contribution of RMB53.1 million were made by parties as an initial contribution, with the remaining contribution to be made based on the pre-set schedule. Vimicro China, Guoxin Group and VMF Consulting Company each holds 49%, 49% and 2%, respectively, of the equity interests of Zhongtianxin. Pursuant to a nominee agreement between Vimicro China and VMF Consulting Company, VMF Consulting Company is holding the 2% of equity interest as nominee on behalf of Vimicro China. Our investment in Zhongtianxin is accounted for using the equity method as Guoxin Group may exercise substantive participating rights in accordance with the constitutional documents of Zhongtianxin. The establishment of Zhongtianxin reflects our efforts to expand our security and surveillance business by cooperating with a state-owned enterprise and engaging in high cash demand security and surveillance projects, such as build-transfer, or BT projects, and surveillance integration projects.

Option to Purchase Ownership Interest in Vimicro Tianjin

On December 29, 2008, we formed Vimicro Tianjin with Tianjin SAMC and Vimicro Management Foundation, or VMF. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. VMF holds a nominal ownership interest for purposes of maintaining the status of a domestic company of Vimicro Tianjin which enhances its ability to promote security and surveillance businesses in domestic markets. Pursuant to agreements between Vimicro China and VMF, we obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. VMF also granted us an exclusive right to acquire from VMF the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by VMF for its equity interest in Vimicro Tianjin. It is necessary for VMF to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right to acquire the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. The arrangements described above were approved by our board of directors and the committees of the board of directors on June 30, 2009. Vimicro Tianjin focuses on the design, manufacture and sale of security and surveillance products. Vimicro Management Foundation, or VMF, is a limited partnership with Zhonghan (John) Deng and Zhaowei (Kevin) Jin as limited partners who are members of our management team and managed by Dr. Xiaodong (Dave) Yang, the general partner of VMF, who acted as our director until May 2012.

Contractual Arrangements with Vimicro Sky-Vision and its Shareholders

In order to comply with PRC laws restricting foreign ownership in the wireless value-added telecommunication business in China, we conduct all of our wireless value-added telecommunication business through Vimicro Sky-Vision. We expect that Vimicro Sky-Vision will apply and hold the licenses and permits required to operate our wireless value-added telecommunication services. There have been no substantive operations since its incorporation. The equity interest in Vimicro Sky-Vision was owned 67% by Zhonghan (John) Deng, our chairman and chief executive officer, and 33% by Zhaowei (Kevin) Jin, our president and chief operating officers, upon its establishment in March 2010. Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision entered into a series of agreements that became effective on March 5, 2010 through which we exercise effective control of Vimicro Sky-Vision and receive economic benefits generated from its shareholders’ equity interests. The following is a summary of the agreements currently in effect:

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

Divestment of Non-core IC Businesses and Associated Land Use Rights

In December 2010, in our effort to divest certain loss-making non-core IC businesses and related land use rights, we entered into an agreement to dispose of Vimicro Wuxi and the associated loss-making non-core IC business (which forms part of our multimedia processor business) to VMF Consulting Company, a related party or its affiliate entities, for cash consideration. In addition, as part of such efforts, we also agreed to dispose of Vimicro Shenzhen, Vimicro Shanghai and Vimicro Jiangsu, each of which held land use rights to a parcel of undeveloped land that we originally planned to use for our non-core IC businesses, to VMF Consulting Company. The purpose of the disposals is to increase our profitability and focus corporate resources on our growing security and surveillance business. In addition, we may dispose of the land use rights associated with loss-making non-core IC businesses that are subject to the risks of recall and penalty due to construction delay under PRC laws and regulations on idle lands.

In December 2010, we completed the sale of 95% of equity interest in Vimicro Wuxi to VMF Consulting Company. In December 2012, we further transferred 4.9% equity interest in Vimicro Wuxi to VMF Consulting Company for cash consideration of RMB2.7 million, based on a valuation conducted by an independent third party valuer. In addition, in November 2012, we completed the disposal of Vimicro Shanghai through transferring the subsidiary into a newly established offshore holding entity and disposing of the equity interest in such entities to Vimicro Xingguang Corporation for a cash consideration of US$10.41 million. In addition, in April 2013, we completed the disposal of Vimicro Shenzhen through transferring the subsidiary into a newly established offshore holding entity and disposing of the equity interest in such entities to Vimicro Management Zhongxing Tianshi Investment Corporation for a cash consideration of $10.0 million. Pursuant to the Vimicro Shenzhen disposal agreement, we are obliged to compensate or reimburse the buyer for any fines or penalties (including any land forfeiture) that may be imposed prior to the payment of purchase consideration by the regulatory authorities on the land held by Vimicro Shenzhen in relation to its prior non-compliance with the terms of the land grant contract, including in particular, its failure to commence development activities before a specified date and the resulting idle land status. The purchase consideration is expected to be paid within one year after the ownership of the offshore holding entity is duly registered under the name of the buyer. Both the transferee entities were affiliated with VMF Consulting Company, and the consideration for both transactions was determined based on valuations conducted by independent third party valuers. As of December 31, 2012, the land use rights of Vimicro Jiangsu and Vimicro Shenzhen were both recorded on our financial statements at its cost less amortization as such land use rights did not meet the criteria to be classified as assets held-for-sale as of such date. In particular, as of such date, we were exploring the available options to dispose of Vimicro Jiangsu, while the proposed disposal of Vimicro Shenzhen had not been duly approved by our board and sub-committees in charge of such approval. In 2013, we expect to continue our efforts in disposing of Vimicro Jiangsu. See “Item 4. Information on the Company—D. Property, Plant and Equipment” for more information.

Our board of directors reviewed, discussed and approved the proposed restructuring arrangements in 2010 and 2012. Our audit committee and a special independent committee, each consisting entirely of independent directors, reviewed and approved the proposed divestment and transaction agreements over several meetings in 2010 and 2012. When evaluating the proposed transactions, each committee considered, among other things, the related valuation reports prepared by certain independent valuation firms and the advice from external legal counsels.

Disposal of Mobile Phone Multimedia Processor Business

Starting in the first quarter of 2011, we experienced a sharp sequential and year-over-year revenue decline in our mobile phone multimedia processor business, which was mainly due to lower orders received from our carrier customers and technology trends favoring the integration of multimedia functions into the baseband processor, rather than using a separate multimedia-processor chip. In order to focus on our core PC and embedded notebook camera multimedia processor and security and surveillance businesses, while at the same time streamlining our cost structure, we launched a plan to dispose of our mobile phone multimedia processor business. The disposal involved a workforce reduction of 195 related employees as well as the disposal of related assets. Vimicro Qingdao is an entity established in December 2011 to independently operate the mobile phone multimedia processor business. Vimicro Qingdao is 18% owned by Vimicro China, 19% owned by Vimicro Wuxi and 14% owned by VMF Consulting Company. The remaining 49% interest in Vimicro Qingdao is owned by an entity controlled by two former key employees of the mobile phone multimedia processor business. Following the disposal of our mobile phone multimedia processor business to Vimicro Qingdao, we regard the mobile phone multimedia processor business as an equity investment which we no longer consolidate in our consolidated financial statements.

The total consideration due to Vimicro China for the disposal amounted to $4.2 million, which is based on an independent appraisal. One-time restructuring costs and charges associated with the disposal were approximately $4.2 million, which was recorded in the fourth quarter of 2011. The restructuring costs and charges mainly included one-off write-offs from inventory and fixed assets as well as severance payment relating to the reduction in workforce. To provide the cash needed for the acquisition, we made a capital contribution of approximately $1.4 million to Vimicro Qingdao and received in aggregate 18% of its equity interest. Vimicro Qingdao’s primary business, being IC based research and development activities, does not compete with our core businesses. We also intend to liquidate our shareholding in Vimicro Qingdao as soon as it becomes feasible to recover our investment in it. The transaction was closed in December 2011. Our board of directors, audit committee and a special independent committee reviewed, discussed and approved the proposed restructuring arrangements during several meetings in October and November 2011. The audit committee and a special independent committee, each consisting entirely of independent directors, considered, among other things, the valuation report of the business to be disposed issued by an independent appraiser and advice from external legal counsel when evaluating the proposed transactions.

Due to continued losses sustained by Vimicro Qingdao and its lack of ability to pay the full consideration for the transfer of assets, in 2013, we entered into a settlement agreement with Vimicro Qingdao whereby we agreed to receive a total payment of $2.9 million from Vimicro Qingdao in lieu of the consideration initially agreed to by parties and forgive the remaining amount. Vimicro Qingdao shall pay such amount by June 30, 2013. As of the date of this annual report, we have received a payment of $1.0 million from Vimicro Qingdao. The settlement agreement was considered and approved by our audit committee (consisting entire of independent directors) in April 2013. The audit committee considered, among other relevant factors, the reasons of Vimicro Qingdao’s inability to repay the full amount, the probability of full recovery, the possibility of taking legal actions as well as the resources needed to resolve the issue using alternative means.

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

In 2012, the trading price of our ADSs on the NASDAQ Global Market ranged from $0.69 to $1.95 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Share Price
	High	Low

Annual High and Low

2008	$3.99	$1.23
2009	$4.89	$1.29
2010	$5.27	$3.05
2011	$4.03	$1.18
2012	$1.95	$0.69

Quarterly High and Low

First Quarter 2011	$4.03	$2.76
Second Quarter 2011	$3.06	$1.85
Third Quarter 2011	$2.14	$1.18
Fourth Quarter 2011	$1.89	$1.18
First Quarter 2012	$1.60	$1.23
Second Quarter 2012	$1.95	$0.77
Third Quarter 2012	$1.29	$0.69
Fourth Quarter 2012	$1.45	$0.86
First Quarter 2013	$1.86	$1.07

Monthly Highs and Lows

November 2012	$1.45	$1.06
December 2012	$1.40	$1.10
January 2013	$1.86	$1.07
February 2013	$1.84	$1.65
March 2013	$1.80	$1.51
April 2013 (through April 26, 2013)	$1.64	$1.23

In October 2012, we received a notification from the NASDAQ Stock Market, indicating that the minimum bid price of our ADS has been below $1.00 per ADS for 30 consecutive business days. We have since gained compliance but cannot guarantee that we our price per ADS will remain over $1.00 in the future. See “Item 3. Key Information—D. Risk Factors— Risks Related to the Shares and ADSs —The market price for our ADSs may be volatile.”

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

According to Article 3 of our memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Demand Registration Rights

At any time commencing 12 months after our initial public offering, General Atlantic LLC, or General Atlantic, has the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, except other than pursuant to a registration statement on Form F-4, S-4 or S-8, so long as the aggregate amount of securities to be sold under the registration statement exceeds $5.0 million. However, we are not obligated to effect any such demand registration if we have, within the six month period preceding the demand, already effected a registration under the Securities Act or if General Atlantic had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if our board of directors determines there is a valid business reason to delay such filing. We are not obligated to effect such demand registrations on more than two occasions.

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

In March 2013, General Atlantic sold 500,000 ADSs to Mr. Steve Bishop. In connection with the ADS sales, General Atlantic assigned certain rights under the registration rights agreement dated October 12, 2004 to the purchaser. Such rights included, with respect to the sold ADSs, the right to require us to register registrable securities on Form F-3 and to require us to include such securities in any other registration of securities initiated by us or other shareholders of us. General Atlantic retained all other rights under the registration rights agreement.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (“IRS”) and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a United States Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•      banks;

•      certain financial institutions;

•      insurance companies;

•      regulated investment companies;

•      real estate investment trusts;

•      brokers or dealers in stocks and securities, or currencies;

•      traders that elect to use a mark-to-market method of accounting;

•      certain former citizens or residents of the United States subject to Section 877 of the Code;

•      entities subject to the United States anti-inversion rules;

•      tax-exempt organizations and entities;

•      persons subject to the alternative minimum tax provisions of the Code;

•      persons whose functional currency is other than the United States dollar;

•      persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•      persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•      persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•      partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner or a partnership holding our ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of holding our ADSs or ordinary shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the federal estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a ‘‘United States Holder’’ is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

•      an individual who is a citizen or resident of the United States;

•      a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•      an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•      a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that United States holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an ADS by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States holders of ADSs, including individual United States holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2012, and that there is a significant risk that we will be a PFIC for future taxable years. A non-United States corporation will be a PFIC for any taxable year if, applying applicable look-through rules, either:

•      at least 75% of its gross income for such year is passive income; or

•      at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock.

The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that the IRS will not take a contrary position. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash and other passive assets during the taxable year ended December 31, 2012, we believe we were a PFIC for such year.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a ‘‘mark-to-market’’ election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any ‘‘excess distribution’’ that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•      the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•      the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•      the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries also is a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower-tier PFIC) for purposes of the application of these rules. It is likely one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2012. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we are a PFIC (as we believe we were for the taxable year ended December 31, 2012), but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a ‘‘qualified electing fund’’ election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2012 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to ‘‘qualified dividend income,’’ if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ending December 31, 2012, and there is a significant risk that we will be a PFIC for future taxable years.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, including our PFIC status, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see ‘‘Taxation—People’s Republic of China Taxation’’), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, including our PFIC status, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares.

Any PRC withholding taxes imposed on dividends paid to you with respect to ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “ — Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, where we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see ‘‘Taxation—People’s Republic of China Taxation’’), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding (at a rate of 28%) generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all ‘‘specified foreign financial assets’’ (as defined in the Code) does not exceed $50,000.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Medicare Tax

Certain United States Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. United States Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of your ADSs or ordinary shares.

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

ITEM 11.                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand and time deposits. In addition, we are subject to risks relating to fluctuations in applicable interest rates in connection with our interest-bearing loans. We have not historically used and do not expect to use in the foreseeable future, any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We may be exposed to material risks due to changes in interest rates depending on our capital needs.

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

A portion of our revenue and most of our operating expenses are denominated in RMB, while the majority of our revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion.

Assuming we had converted the U.S. dollar , HK dollar and New Taiwan dollar denominated cash balance equivalent to $24.5 million as of December 31, 2012 into RMB at the exchange rate of $1.00 for RMB6.2855 , HKD1.00 for RMB0.81080 and NTD1.00 for RMB0.2165 the respective People’s Bank of China rates as of December 31, 2012, this cash balance would have been RMB154 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB138.6 million as of December 31, 2012. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

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

On December 17, 2010, the Internal Revenue Service (IRS) published General Legal Advice Memorandum 2010-006 (the GLAM), which concludes that payments made by a U.S. depositary institution (DI) to a non-U.S. corporation (an ADR issuer) for expenses the ADR issuer incurs to institute a sponsored ADR program (i.e. reimbursement payments) are treated as U.S.–source royalty income. Such income is therefore subject to a U.S. withholding tax of 30% or a lower applicable income tax treaty rate. Pursuant to the GLAM, the depositary, as a U.S. withholding tax agent, must apply a 30% withholding tax to reimbursement payments to an ADR client, unless the client submits to the depositary a valid IRS Form W-8BEN to claim eligibility for a reduced tax rate under an applicable income tax treaty, which is not applicable to us. In 2012, we received from the depositary reimbursement of $159,411.38 for certain reasonable expenses related to our ADS program after a 30% U.S. withholding tax.

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

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

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

ITEM 15.              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief controller, has performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on their evaluation, our chief executive officer and chief controller have concluded that, as of December 31, 2012, our disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting described below.

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

In connection with the preparation of our consolidated financial statements included in this annual report, we identified a material weakness in our internal control over financial reporting as of December 31, 2012. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In particular, the material weakness identified was that we did not have controls in place to effectively identify and account for a significant transaction that our equity investee entered into on our behalf. As a result, we did not prevent or detect significant accounting errors over the completeness of other receivables and other payables on the consolidated financial statements as of December 31, 2012. The material weakness resulted in revisions and adjustments to our consolidated financial statements for the year ended December 31, 2012. Accordingly, management has concluded that our internal control over financial reporting as of December 31, 2012 was not effective.

Remediation Plans

We have implemented, and will continue to implement measures to remediate the material weakness and to improve our internal control over financial reporting. In particular, we will establish procedures and controls to make sure all transactions entered into by our equity investee on our behalf are properly reviewed, approved and accounted for.

Changes in Internal Control over Financial Reporting

Save as described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Charles K. Ng qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee is an “independent director” as defined in the NASDAQ Marketplace Rules.

ITEM 16B.                  CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief controller, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. A copy of the code is posted on the corporate governance section of the investors’ page on our website at http://www.vimicro.com/english/investors.htm. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, Ernst & Young Hua Ming LLP for the years ended December 31, 2011 and 2012. We did not pay any other fees to our auditors during the periods indicated below other than as disclosed below.

	For the Year Ended December 31,
	2011	2012
	(in thousands of U.S. dollars)

Audit fees(1)	884	846
Audit-related fees(2)	—	—
Tax fees(3)	—	—

(1)                  “Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements.  2011 audit fees included $44 thousand billed subsequent to the issuance of the 2011 annual report on Form 20-F but related to the audit of the 2011 consolidated financial statements, which was not previously disclosed in the 2011 annual report on Form 20-F.

(2)                  “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)                  “Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.                  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period (1)	Total Number of ADSs Purchased(2)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
January 1 through January 31, 2012	1,054,887	$1.2500	1,054,887	$17,237,771.92
February 1 through February 28, 2012	0	N/A	0	$17,237,771.92
March 1 through March 31, 2012	2,000,000	$1.2500	2,000,000	$14,737,771.92
April 1 through April 30, 2012	0	N/A	0	$14,737,771.92
May 1 through May 31, 2012	2,200,000	$1.2500	2,200,000	$11,987,771.92
June 1 through June 30, 2012	17,464	$1.0207	17,464	$11,969,946.62
July 1 through July 31, 2012	31,578	$1.0494	31,578	$11,936,808.99
August 1 through August 31, 2012	69,786	$1.0333	69,786	$11,864,700.70
September 1 through September 30, 2012	70,700	$0.9504	70,700	$11,797,505.92
October 1 through October 31, 2012	71,900	$1.0233	71,900	$11,723,933.86
November 1 through November 30, 2012	0	N/A	0	$11,723,933.86
December 1 through December 31, 2012	439,481	$1. 2632	439,481	$11,168,792.64
Total	5,955,796	$1.2403	5,955,796	$11,168,792.64

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

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2011 or 2012. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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
4.15

Supplementary Agreement Regarding the Investment & Cooperation Agreement, dated June 18, 2009, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on July 9, 2009)

4.16

Shareholders Agreement regarding the grant of an exclusive right, dated June 30, 2009, between Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on July 9, 2009)

4.17

Cooperation Framework Agreement, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Investment Center (Limited Partnership) (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.18

Assets Transfer Agreement, dated December 27, 2010, between Vimicro Corporation and Vimicro Wuxi Corporation (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.19

Share Transfer Agreement regarding the transfer of 95% of our equity interest in Wuxi Vimicro Corporation, dated December 27, 2010, between Vimicro Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.20

Share Transfer Agreement regarding the transfer of 100% equity interests of Vimicro Technology Corporation, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.21

Share Transfer Agreement regarding the transfer of 100% equity interests of Vimicro High-Tech Corporation, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.22

Share Transfer Agreement regarding the transfer of 100% equity interests of Jiangsu Vimicro Electronics Corporation, dated December 27, 2010, between Vimicro Electronic Technology Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.23

Pledge Agreements, dated December 27, 2010, between Vimicro Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Wuxi Vimicro Corporation (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.24

Pledge Agreements, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Vimicro Technology Corporation (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.25

Pledge Agreements, dated December 27, 2010, between Vimicro International Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Vimicro High-Tech Corporation (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.26

Pledge Agreements, dated December 27, 2010, between Vimicro Electronic Technology Corporation and Beijing Zhongxing Tianshi Consulting Company with regard to Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on June 30, 2011)

4.27

Assets Transfer Agreement, dated December 27, 2011, between Vimicro Corporation and Vimicro Qingdao Corporation (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on May 15, 2012)

4.28

Fixed Assets Loan Contract, dated March 28, 2012, between Vimicro Tianjin and China Construction Bank Tianjin Branch (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on May 15, 2012)

4.29

Mortgage Contract, dated March 28, 2012, between Vimicro Tianjin and China Construction Bank Tianjin Branch (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on May 15, 2012)

Exhibit Number	Description of Document
4.30

Guarantee Contract, dated March 28, 2012, between Vimicro China and China Construction Bank Tianjin Branch (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 000-34225), initially filed with the Commission on May 15, 2012)

4.31*

English translation of Investment Agreement, dated July 13, 2012, among Shanxi Guoxin Investment (Group) Corporation, Vimicro Corporation, Vimicro China and Beijing Zhongxing Tianshi Consulting Company

4.32*	English translation of Nominee Agreement, dated July 12, 2012, between Vimicro Corporation and Beijing Zhongxing Tianshi Consulting Company

4.33*	Assignment and Assumption Agreement dated as of March 12, 2013 among the Registrant and other parties thereto

4.34*	Share Transfer Agreement, dated August 2, 2012, between Vimicro International Corporation and Vimicro Xingguang Corporation

4.35*	Share Transfer Agreement, dated April 26, 2013, between Vimicro International Corporation and Vimicro Management Zhongxing Tianshi Investment Corporation

4.36*	English translation of Settlement Agreement, dated April 26, 2013, between Vimicro Corporation and Qingdao Vimicro Corporation

8.1*	List of Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Controller Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Controller Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Independent Registered Public Accounting Firm

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Chairman and Chief Executive Officer

Date: April 30, 2013

VIMICRO INTERNATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Vimicro International Corporation

We have audited the accompanying consolidated balance sheets of Vimicro International Corporation as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimicro International Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 30, 2013

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		As of December 31
	Note	2011	2012
Assets
Current assets:
Cash and cash equivalents		49,227	55,532
Restricted cash	4	3,520	2,593
Accounts and notes receivable, net of provision for doubtful accounts of $1,822 and $2,172 as of December 31, 2011 and 2012, respectively		17,895	24,564
Amounts due from related parties, net of provision for doubtful accounts of nil and $1,749 as of December 31, 2011 and 2012, respectively	16	4,831	4,225
Inventories, net	5	18,734	11,362
Prepayments and other current assets, net of provision for doubtful accounts of $162 and $144 as of December 31, 2011 and 2012, respectively	6	4,057	4,809
Deferred tax assets	13(b)	356	418
Total current assets		98,620	103,503
Investments in unconsolidated affiliates, at cost		1,520	2
Investment in an equity investee		—	4,218
Property, equipment and software, net	7	14,266	20,457
Land use rights	8	21,488	14,774
Deferred tax assets-noncurrent	13(b)	112	169
Other assets		1,291	1,371
Total assets		137,297	144,494

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		As of December 31
	Note	2011	2012
Liabilities and equity
Current liabilities:
Accounts payable		9,280	7,281
Notes payable		1,013	—
Amounts due to related parties	16	963	2,184
Taxes payable		1,209	2,318
Advances from customers		1,916	222
Accrued expenses and other current liabilities	9	8,333	14,750
Deferred government grant		5,910	12,476
Total current liabilities		28,624	39,231
Deferred tax liabilities	13(b)	33	23
Product warranty		300	466
Long-term bank loan	14	—	4,773
Other long-term liabilities	15	—	4,772
Total liabilities		28,957	49,265
Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 148,545,296 issued and 139,953,296 shares outstanding as of December 31, 2011 and 149,015,040 shares issued and 116,599,856 shares outstanding as of December 31, 2012	10	15	15
Additional paid-in capital		158,879	161,017
Treasury stock at cost, 8,592,000 shares as of December 31, 2011 and 32,415,184 shares as of December 31, 2012	10	(6,490)	(13,886)
Accumulated other comprehensive income	18	12,850	11,394
Accumulated deficit		(82,630)	(83,249)
Statutory reserve		2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation		85,406	78,073
Noncontrolling interests	19	22,934	17,156
Total equity		108,340	95,229
Total liabilities and equity		137,297	144,494

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2010	2011	2012
Net revenue		74,144	58,972	71,187
Third parties		71,051	54,707	70,331
Related parties	16	3,093	4,265	856
Cost of revenue		(49,097)	(38,459)	(45,146)
Gross profit		25,047	20,513	26,041
Operating expenses:
Research and development, net	12	(17,707)	(19,005)	(8,881)
Selling and marketing		(5,369)	(12,050)	(9,174)
General and administrative		(8,767)	(11,480)	(12,244)
Assets impairment		—	(6,599)	(1,448)
Total operating expenses		(31,843)	(49,134)	(31,747)
Loss from operations		(6,796)	(28,621)	(5,706)
Other income/(expense):
Interest income, net		1,068	673	234
Foreign exchange gain/(loss), net		634	1,678	(19)
Gain on disposal of marketable equity securities		367	1,517	—
Gain on disposal of equity interest		—	—	1,472
Others, net		450	492	169
Loss before income taxes and equity in loss of an equity investee		(4,277)	(24,261)	(3,850)
Income tax (expense)/benefit	13(a)	(750)	861	(210)
Net loss before equity in loss of an equity investee		(5,027)	(23,400)	(4,060)
Equity in loss of an equity investee, net of tax		—	—	(87)
Net loss from continuing operations		(5,027)	(23,400)	(4,147)
Net loss from continuing operations attributable to noncontrolling interests	19	(4,925)	(10,136)	(5,530)
Net (loss)/profit from continuing operations attributable to Vimicro International Corporation		(102)	(13,264)	1,383
Loss from discontinued operations, net of tax		(20,080)	(16,718)	(3,109)
Loss from discontinued operations attributable to noncontrolling interests	3/19	(1,538)	(1,782)	(1,107)
Loss from discontinued operations attributable to Vimicro International Corporation	3	(18,542)	(14,936)	(2,002)
Net loss		(25,107)	(40,118)	(7,256)

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2010	2011	2012
Loss attributable to noncontrolling interests	19	(6,463)	(11,918)	(6,637)
Loss attributable to Vimicro International Corporation		(18,644)	(28,200)	(619)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment, net of tax of nil	18	2,535	3,309	(62)
Reclassification of foreign currency translation adjustment into earnings due to disposal of VMF Shanghai, net of tax		—	—	(1,468)
Unrealized gain on marketable equity securities, net of tax	18	1,280	149	—
Reclassification of unrealized gain on marketable equity security into earnings, net of tax	18	(367)	(1,517)	—
Other comprehensive income/(loss), net of tax		3,448	1,941	(1,530)
Comprehensive loss		(21,659)	(38,177)	(8,786)
Comprehensive loss attributable to noncontrolling interests	19	(5,431)	(10,444)	(6,711)
Comprehensive loss attributable to Vimicro International Corporation		(16,228)	(27,733)	(2,075)
(Loss)/income per share – basic
- continuing operations		(0.00)	(0.09)	0.01
- discontinued operations		(0.13)	(0.10)	(0.02)
Total loss per share – basic		(0.13)	(0.19)	(0.01)
(Loss)/income per share – diluted
- continuing operations		(0.00)	(0.09)	0.01
- discontinued operations		(0.13)	(0.10)	(0.02)
Total loss per share – diluted		(0.13)	(0.19)	(0.01)
Weighted-average number of ordinary shares outstanding
-basic		147,815,985	145,123,889	123,253,931
-diluted		147,815,985	145,123,889	127,624,447
Components of share-based compensation expenses are included in the following expense captions:
Research and development, net		(1,918)	(782)	(974)
Selling and marketing		(190)	(80)	(151)
General and administrative		(1,955)	(1,559)	(949)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated	Accumulated Other Comprehensive	Statutory	Total shareholders’ equity attributable to Vimicro International	Non- controlling	Total
	Shares	Amount	Capital	Stock	Deficit	Income	Reserve	Corporation	Interests	Equity
Balance as of December 31,2009	147,643,168	15	151,672	(2,664)	(35,786)	9,967	2,782	125,986	35,838	161,824
Net loss	—	—	—	—	(18,644)	—	—	(18,644)	(6,463)	(25,107)
Other comprehensive income (note18)	—	—	—	—	—	2,416	—	2,416	1,032	3,448
Exercise of share options/vested restricted shares (note 11)	781,628	—	78	—	—	—	—	78	—	78
Share repurchase	(1,288,800)	—	—	(1,172)	—	—	—	(1,172)	—	(1,172)
Share-based compensation expense- non-employees	—	—	19	—	—	—	—	19	—	19
Share-based compensation expense- employees (note 11)	—	—	4,044	—	—	—	—	4,044	—	4,044
Capital contribution from noncontrolling interests	—	—	602	—	—	—	—	602	2,296	2,898
Balance as of December 31, 2010	147,135,996	15	156,415	(3,836)	(54,430)	12,383	2,782	113,329	32,703	146,032

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONT’D)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated	Accumulated Other Comprehensive	Statutory	Total shareholders’ equity attributable to Vimicro International	Non- controlling	Total
	Shares	Amount	Capital	Stock	Deficit	Income	Reserve	Corporation	Interests	Equity
Net loss	—	—	—	—	(28,200)	—	—	(28,200)	(11,918)	(40,118)
Other comprehensive income (note18)	—	—	—	—	—	467	—	467	1,474	1,941
Exercise of share options/vested restricted shares (note 11)	116,500	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares	4,000	—	—	—	—	—	—	—	—	—
Share repurchase	(7,303,200)	—	—	(2,654)	—	—	—	(2,654)	—	(2,654)
Share-based compensation expense- non-employees	—	—	4	—	—	—	—	4	—	4
Share-based compensation expense- employees (note 11)	—	—	2,417	—	—	—	—	2,417	—	2,417
Capital contribution from noncontrolling interests	—	—	43	—	—	—	—	43	675	718
Balance as of December 31, 2011	139,953,296	15	158,879	(6,490)	(82,630)	12,850	2,782	85,406	22,934	108,340
Net loss	—	—	—	—	(619)	—	—	(619)	(6,637)	(7,256)
Other comprehensive loss(note18)	—	—	—	—	—	(1,456)	—	(1,456)	(74)	(1,530)
Exercise of share options/vested restricted shares (note 11)	469,744	—	64	—	—	—	—	64	—	64
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Share repurchase	(23,823,184)	—	—	(7,396)	—	—	—	(7,396)	—	(7,396)
Share-based compensation expense- non-employees	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense- employees (note 11)	—	—	2,074	—	—	—	—	2,074	—	2,074
Disposal of a subsidiary	—	—	—	—	—	—	—	—	933	933
Balance as of December 31, 2012	116,599,856	15	161,017	(13,886)	(83,249)	11,394	2,782	78,073	17,156	95,229

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2010	2011	2012
Cash flows from operating activities:
Net loss	(25,107)	(40,118)	(7,256)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,689	4,490	2,108
Provision for doubtful accounts	436	1,566	703
Forgiveness of amounts due from Vimicro Qingdao	—	—	1,186
Inventory provision	—	(1,264)	1,050
Amortization	1,244	655	397
Deferred income tax benefits	(155)	(473)	(129)
Share-based compensation expenses	4,063	2,421	2,074
Loss/(gain) from disposal of property and equipment	838	(11)	32
Gain on disposal of equity interests	—	—	(1,472)
Assets impairment	—	6,599	1,448
Gain on sale of marketable equity securities	(367)	(1,517)	—
Equity in loss of an equity investee, net of tax	—	—	87
Loss from discontinued operations	6,481	205	740
Loss attributable to noncontrolling interests	(6,463)	—	—
Changes in assets and liabilities:
Restricted cash	—	1,438	1,412
Accounts and notes receivable	(9,603)	(656)	(7,968)
Amounts due from related parties	(10,465)	621	(1,142)
Inventories	(4,947)	(3,789)	3,527
Prepayments and other current assets	(64)	(10)	(2,014)
Other assets	(230)	—	—
Accounts payable	2,420	1,903	(31)
Amounts due to related parties	4,848	(3,886)	1,221
Notes payable	30	983	(662)
Taxes payable	122	208	1,020
Advances from customers	(358)	1,625	790
Accrued expenses and other current liabilities	1,713	720	3,191
Product warranty	117	158	223
Deferred government grants	706	1,360	6,566
Net cash (used in)/provided by operating activities	(31,052)	(26,772)	7,101
Cash flows from investing activities:
Maturity of short-term time deposits	31,555	12,380	—
Proceeds from disposal of marketable equity securities	387	1,585	—
Changes in restricted cash	(4,826)	—	—
Purchase of property, equipment and software	(5,524)	(11,685)	(8,518)
Land use rights payments	(9,423)	—	—
Investments in unconsolidated affiliates, at cost	(87)	(1,422)	—
Investment in an equity investee	—	—	(4,275)
Proceeds from disposal of property and equipment	—	24	12
Proceeds from disposal of assets in discontinued operations	—	4,426	—
Proceeds from disposal of equity interest of VMF shanghai	—	—	10,410
Proceeds from sale of equity interest in discontinued operations	—	1,734	—
Net cash provided by/(used in) investing activities	12,082	7,042	(2,371)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2010	2011	2012
Cash flows from financing activities:
Proceeds from long-term bank loans	—	—	4,773
Changes in restricted cash	—	—	(547)
Repurchase of shares	(1,172)	(2,654)	(7,396)
Proceeds from exercise of share options	78	—	64
Proceeds from interest-free government loan	—	—	4,772
Capital contributions from noncontrolling interests	2,898	718	—
Net cash provided by/(used in) by financing activities	1,804	(1,936)	1,666
Effect of exchange rate changes on cash and cash equivalents	2,147	1,402	(91)
Net (decrease)/increase in cash and cash equivalents	(15,019)	(20,264)	6,305
Cash and cash equivalents at beginning of year	84,510	69,491	49,227
Cash and cash equivalents at end of year	69,491	49,227	55,532
Supplemental disclosure of cash flow information:
Payable for purchase of property and equipment	—	805	—
Cash paid during the year for:
Interest	—	—	256

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

1.                  ORGANIZATION AND PRINCIPAL ACTIVITIES

Vimicro International Corporation (the “Company”) was incorporated under the laws of the Cayman Islands on February 24, 2004 as an exempted company with limited liability. It holds 100% of the equity interest of Vimicro Corporation (“Vimicro China”) which was established on October 14, 1999 in the People’s Republic of China (the “PRC”) as a limited liability company with an approved operating period through May 2034. The Company also holds 100% of the equity interest of Vimicro VMF Shenzhen Corporation (“VMF Shenzhen”), which was incorporated in British Virgin Islands in January 12, 2012. VMF Shenzhen holds 100% of the equity of Vimicro Technology Corporation (“Vimicro Shenzhen”), Vimicro Shenzhen was incorporated in Shenzhen, PRC, in November 2006 to facilitate domestic sales and perform research and development with an approved operating period of twenty years.

As of December 31, 2012, Vimicro China has four directly wholly owned subsidiaries, Viewtel Corporation (“Viewtel”), Vimicro Electronics International Limited (“Vimicro Hong Kong”), Vimicro Electronic Technology Corporation (“Vimicro Beijing”), Vimicro Fuzhou Corporation (“Vimicro Fuzhou”), a majority owned consolidated subsidiary, Vimicro Electronics Corporation (“Vimicro Tianjin”) and a variable interest entity (“VIE”) of Vimicro Sky-Vision Technology Corporation (“Vimicro Sky-Vision”).

Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development. Vimicro Hong Kong was established in Hong Kong in May 2002 to facilitate international sales. Vimicro Beijing was incorporated in Beijing, PRC in April 2007, with a subsidiary of Jiangsu Vimicro Electronics Limited (“Vimicro Jiangsu”) established in Nanjing, PRC in December 2007. Vimicro Fuzhou was incorporated through Vimicro China on July 5, 2012, which is a limited liability company with an unlimited operating period. Vimicro Fuzhou will focus on the design, manufacture and sales of security and surveillance products, as well as the execution and maintenance of local security and surveillance projects.

On December 29, 2008, Vimicro China formed Vimicro Tianjin with the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area (“Tianjin SAMC”), and Beijing Zhongxing Tianshi Investment Center, or Vimicro Management Foundation (“VMF”) which is a venture capital fund managed by certain members of the Company’s management. Vimicro China and Tianjin SAMC each contributed capital of RMB250 million (equivalent to $36,600) in cash to Vimicro Tianjin as initial registered capital and each holds 49.99% ownership interest in Vimicro Tianjin. VMF holds a nominal ownership interest. Pursuant to the related agreements, Vimicro China obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides Vimicro China control over Vimicro Tianjin. Accordingly, the Company consolidated Vimicro Tianjin. Vimicro Tianjin focuses on the design, manufacture and sale of digital video surveillance products.

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

On July 27, 2009, Vimicro China formed Shanghai Visiondigi Technology Co. Ltd. (“Visiondigi”) in Shanghai with three individuals. Vimicro China and the three individuals (“Individual Shareholders of Visiondigi”) contributed cash and intangible assets for 61.5% and 38.5% equity interest in Visiondigi, respectively. Visiondigi specializes in network video surveillance products and solutions. In January 2010, Ningbo Sunny Opotech Corporation Limited (“Ningbo Sunny”) invested RMB20 million ($2,900) in Visiondigi. Vimicro China increased its shareholding for a consideration of RMB9.85 million ($1,400). In April 2011, as per previous agreement between shareholders, the shareholding percentage of the Individual Shareholders of Visiondigi as a group was reduced by 7%, which was proportionately transferred 7% equity interests to Vimicro China and Ningbo Sunny according to their cash amounts invested in March 2010. In March 2010, Vimicro China, Ningbo Sunny and the individual shareholders of Visiondigi increased their cash contribution with a total amount of RMB10 million ($1,500) in proportion to each shareholding percentage, of which Vimicro China contributed RMB5.3 million ($800). In July 2012, Ningbo Sunny increased its shareholding from 30.85% to 34.79% for a consideration of RMB3.09 million ($490), the three individuals increased their shareholding from 15.89% to 17.91% for a consideration of RMB1.59 million ($250), Vimicro China did not increase its shareholding. As per agreement between the shareholders, Vimicro China sold its 35.26% shareholding to an individual third party. As a result, Vimicro China, Ningbo Sunny, the three individuals as a group and an individual third party held 18%, 30.85% and 15.89% and 35.26% of the equity interests in Visiondigi, as of December 31, 2012, respectively. Concurrently Vimicro China holds shareholding of 3.94% on behalf of Ningbo Sunny and 2.03% on behalf of the three individuals.

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

Based on these contractual arrangements, the Company consolidates the VIE in accordance with SEC Regulation S-X 3A-02, Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”), because the Company holds all the variable interests of the VIE through Vimicro China, which is the primary beneficiary of the VIE. Despite the lack of majority ownership, there exists a parent—subsidiary relationship between the Company and VIE through the aforementioned agreements, whereby the equity holders of VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Vimicro China. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIE. As of December 31, 2012, the carrying amounts of the total current assets and shareholder’s equity of the VIE were $1,475 and $1,469, respectively. The VIE has no substantive operation since incorporation and the Company has not provided financial or other support during the periods presented to the VIE that it was not previously contractually required to provide.

In January 2012, the Company incorporated Vimicro Corporation (“Vimicro Guiyang”) through Vimicro Tianjin. Vimicro Guiyang is a limited liability company with an unlimited operating period. Vimicro Guiyang will focus on the design, manufacture and sales of security and surveillance products, as well as the execution and maintenance of local security and surveillance projects.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

In December 2010, the Company’s Board of Directors approved the Company to dispose of 95% of the equity interest in Vimicro Wuxi Corporation (“Vimicro Wuxi”), which was formed by Vimicro China, to Beijing Zhongxing Tianshi Consulting Company (“VMF Consulting Company”), a related party. As of December 31, 2011, the Company owned 5% of Vimicro Wuxi. The purpose of the disposal is to focus the Company’s resources on the surveillance and security business by divesting certain non-core business lines. Vimicro Wuxi, the disposed entity, contained the analog integrated circuit, MP4, advanced multimedia and blue tooth businesses (the “Non-core IC Businesses”). Accordingly, the results of operations of Vimicro Wuxi have been shown as “Discontinued Operations” in the consolidated statements of comprehensive loss for the year ended December 31, 2010. Vimicro China transferred its 4.9% equity interest in Vimicro Wuxi with a cash consideration of RMB2.7 million ($427), according to a valuation performed by a third party appraiser, to VMF Consulting Company in December 2012.

In December 2011, the Company disposed off the mobile phone multimedia processor business (“mobile business”) to a newly established entity, Vimicro Qingdao corporation (“Vimicro Qingdao”), a related party, which was 18% directly owned by Vimicro China, 19% owned by Vimicro Wuxi, 14% owned by VMF Consulting Company and 49% owned by two former key employees of mobile business. Following the disposal, the mobile business is regarded as an investment accounted for at cost method by the Company and is no longer consolidated. The disposal transaction was completed in December 2011. Accordingly, the results of operations of mobile business have been shown as “Discontinued Operations” in the consolidated statements of comprehensive loss for the years ended December 31, 2010 and 2011.

In July 2012, the Company disposed off 35.26% of its equity interest in Visiondigi to an individual third party for RMB310,686($49). Following the disposal, the Company owns 18% of Visiondigi, which includes holding a shareholding of 3.94% on behalf of Ningbo Sunny and 2.03% on behalf of the three individuals. The disposal transaction was completed in July 2012. The Company lost control of Visiondigi as a result of the disposal and also does not expect significant continuing involvement in the operations of Visiondigi. After the disposal, Visiondigi is regarded as a cost method equity investment by the Company and is no longer consolidated. Accordingly, the results of operations of Visiondigi has been shown as “Discontinued Operations” in the consolidated statements of comprehensive loss for the years ended December 31, 2010, 2011 and 2012.

In 2012, in the effort to divest related land use rights, the Company entered into definitive agreements to transfer all of its equity interest in Vimicro High-Tech Corporation (“Vimicro Shanghai”) to Vimicro VMF Shanghai Corporation (“VMF Shanghai”), a directly wholly-owned subsidiary established in January 2012. The transaction was accounted for as a legal re-organization of entities under common control. In November 2012, the Company completed the disposal of the equity interest in VMF Shanghai to Vimicro Xingguang Corporation, which was partially owned by the senior executives of the Group until September 25, 2012, for a cash consideration of $10,410 based upon a third party valuation report. A gain of $1,133 was recognized in 2012 accordingly. Vimicro Shanghai held land use right to a parcel of undeveloped land that was originally planned to use for the non-core IC businesses. The Group determined that the sales of VMF Shanghai did not meet the criteria for presentation as a discontinued operation as VMF Shanghai did not meet the definition of a component of an entity.

There have been no significant operations in VMF Shenzhen, Vimicro Shenzhen, Vimicro Beijing and Vimicro Jiangsu since their incorporation.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The comparative consolidated statements of operations for the years ended December 31, 2010 and 2011 have been represented to reflect the operations discontinued during the year ended December 31, 2012, as if they had been discontinued from the start of the earliest period presented.

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

Investment in unconsolidated affiliate, at cost

Investments in entities which the Group holds less than 20% of the investee’s voting stock and does not exert significant influence is accounted for using the cost method of accounting. Cost accounting measures the original cost on the fair market value of the consideration at the acquisition date and adjusts or other-than-temporary declines in fair value. Cash dividends from the investee are reported as income. The Group held 5% and 0.1% equity interest in Vimicro Wuxi with a carrying amount of $92 and $2 as of December 31, 2011 and 2012, respectively. The Group disposed off 4.9% equity interest in Vimicro Wuxi during the year ended December 31, 2012. The Group beneficially held 19.44% and 18.03% equity interest in Vimicro Qingdao amounting to $1,428 and nil as of December 31, 2011 and 2012, respectively. The investment in Qingdao was fully impaired in the year ended December 31, 2012 (see note 2 - fair value measurements). The Group disposed off its controlling interesting in Visiondigi during the year ended December 31, 2012 with a residual interest of 12.03% and the investment was fully impaired as of December 31, 2012 (see note 2 - fair value measurements).

Investment in an equity investee

Investments in entities over which the Group holds between 20% and 50% of the equity interest, or over which the Group has significant influence but does not control are accounted for using the equity method of accounting. Equity accounting involves recognizing in the consolidated statement of operations the Group’s share of the profit or loss for the year of the investment. In September 2012, Vimicro China made investment in and established Zhongtianxin Science and Technology Co., Ltd. (“Zhongtianxin”) with Shanxi Guoxin Investment (Group) Corporation. The Group directly holds 49% of equity interest in Zhongtianxin and an additional 2% of equity interest is held by VMF Consulting Company on behalf of Vimicro China as a nominee shareholder. The noncontrolling shareholder has substantive participating rights including the approval of the annual budgets, operation and investment plan, appointment, dismissal and remuneration of the board of directors and the general manager according to the Articles of Association of Zhongtianxin. The Company does not have control over Zhongtianxin. Therefore the Company adopts the equity method for the investment. The Company made the investment of $4,305 and recognized its share of loss of $87 for the year ended December 31, 2012.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property, equipment and software and other long-lived assets, realization of deferred tax assets and uncertain tax positions, provision for doubtful accounts, write-down of inventories, share-based compensation expenses, estimated selling price for multiple element deliverables, goodwill and intangible assets, assumptions used in the valuation of the Non-core business and mobile business.

From January 1, 2010, the Group revised estimated residual values for equipment and office furniture, motor vehicles and software from 10% to nil based on management’s assessment. Changes in estimates are accounted for on a prospective basis, by amortizing related assets’ current carrying values over their estimated useful lives without residual value. The effect of this change increased loss from continuing operations and net loss by $473 in 2010 or $0.00 per basic and diluted ordinary shares for 2010 when compared to the results using original estimated residual values.

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

The Group operates in two segments: PC multimedia processor business and security and surveillance business from 2009. Revenues from the PC multimedia processor business and security and surveillance business accounted for 93% and 7%, 80% and 20%, 75% and 25% of total revenue in 2010, 2011 and 2012, respectively.

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2010, 2011 and 2012 the top ten customers accounted for 89%, 89% and 91% of total product revenue, respectively. The Group cannot assure that these customers will continue to purchase products from the Group.

The following table summarizes the customers who accounted for more than 10% of the total revenue of the Group for the years ended December 31, 2010, 2011 and 2012.

	Years ended December 31
	2010	2011	2012
Customer B	13%	11%	7%
Customer I	17%	4%	0%
Customer P	18%	56%	63%
Customer S	5%	13%	11%
Customer R	17%	2%	0%

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, temporarily restricted cash and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unlikely to claim its deposits back in full. The Company continues to monitor the financial strength of the financial institutions. The Company had $58,125 in cash and cash equivalents and temporarily restricted cash as of December 31, 2012.

As of December 31, 2012, accounts receivables are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances.

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2011 and 2012:

	As of December 31
	2011	2012
Customer P	20%	25%
Customer S	53%	49%

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

A portion of the Group’s revenue and most of operating expenses are denominated in RMB, while the majority of revenue, cost of revenue and non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. The Group uses the U.S. dollar as the reporting currency for its financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the Group’s costs and operating margins as well as its net loss and comprehensive loss reported in U.S. dollars.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair value of financial measurements

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts and note receivable, accounts payable and accrued liabilities, customer advances and long-term debt. The carrying amounts of the Group’s cash and cash equivalents, and restricted cash approximate their fair value due to the short maturity of those instruments. The carrying amounts of the Group’s receivables and payables approximated their fair values as of the balance sheet dates due to their short maturities and the interest rates available.

The following table summarizes the nonrecurring fair value measurements for each class of assets as of and for the years ended December 31, 2011 and 2012.

	Fair Value Measurement at December 31, 2011
		Quoted Prices in Active	Significance	Significant
	December 31,	Markets for Identical	Other Observable	Unobservable Inputs (Level	Total
	2011	Assets (Level 1)	Inputs (Level 2)	3)	losses
Nonrecurring fair value measurements
Property, equipment and software	14,266	—	—	14,266	(1,743)
Intangible assets	—	—	—	—	(2,674)
Goodwill	—	—	—	—	(2,182)

	Fair Value Measurement at December 31, 2012
		Quoted Prices in
		Active	Significance	Significant
	December	Markets for	Other	Unobservable
	31,	Identical	Observable	Inputs (Level	Total
	2012	Assets (Level 1)	Inputs (Level 2)	3)	losses
Nonrecurring fair value measurements
Investment in unconsolidated affiliates, at cost (Vimicro Qingdao and Visiondigi)	—	—	—	—	(1,448)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair value of financial measurements (cont’d)

In December 2011, the Group disposed off the mobile business to a newly established entity, Vimicro Qingdao, a related party, which was 18% directly owned by Vimicro China, 19% owned by Vimicro Wuxi, 14% owned by VMF Consulting Company and 49% owned by two former key employees of mobile phone multimedia processor business (“mobile business”). Following the disposal, the mobile business was regarded as a cost method equity investment by the Group and will no longer be consolidated. In December 2012, the Group reassessed the fair value of its investment in Vimicro Qingdao (level 3 within the fair value hierarchy) based on the fair value of Vimicro Qingdao calculated using the income approach, which is based on discounted cash flow in five years, and as a result, recorded a full impairment of $1,432 in Assets Impairment, due to other-than-temporary decline in the fair value of Vimicro Qingdao.

In July 2012, the Company disposed off 35.26% of the equity interest in Visiondigi to an individual third party at a consideration of $49 in the effort to divest a loss-making non-core business. Following the disposal, the Company owns 18% of Visiondigi at cost of $16, which includes holding a shareholding of 3.94% on behalf of Ningbo Sunny and 2.03% on behalf of the three individuals. The Group recorded a full impairment of $16 due to the poor operation of Visioindigi based on the income approach.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits placed with banks or other financial institutions, which are payable on demand.

Restricted cash

Restricted cash balances comprise cash in bank balances, which are restricted as to withdrawal or usage under the terms of certain contracts or under bank regulations.

Marketable equity securities

Marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses, net of tax are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are recorded as gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities respectively under other income/(expense) in the consolidated statements of comprehensive loss. The basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the first in, first out method.

Accounts receivable and provision for doubtful accounts

Accounts receivable are stated at the amount the Group expects to collect. Provisions are made against accounts receivable to the extent that collection is considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any.

Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted-average basis. Cost of work in progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

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

The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress.

Capitalized interests

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Interest expense incurred for qualifying assets are capitalized in accordance with ASC 835-20, Capitalization of Interest.

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

In 2009, Vimicro Tianjin completed the acquisition of the ViSS business that resulted in goodwill of $2,019. The changes of goodwill are as below:

	As of December 31
	2011	2012
Balance as of January 1	2,082	—
Impairment losses	(2,182)	—
Foreign currency translation adjustment	100	—
Balance as of December 31	—	—

The Group assessed the fair value under the surveillance and security products reporting unit as of December 31, 2011 using the income-based valuation methodology. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Based on the results of the valuation, the assessed fair value was below the carrying value of the surveillance and security products reporting unit as of year end. The Group then performed a hypothetical purchase allocation using the fair value of the reporting unit and determined that the goodwill was fully impaired. As a result, the Group recognized a goodwill impairment charge of $2,182 for the year ended December 31, 2011 under the caption of “Assets impairment” in the consolidated statements of comprehensive loss.

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

Core technology	15.3 years
Trade name	1.3 years
Purchased software	5 years

In 2009, the Group acquired intangible assets with a fair value of $3,065 and $1,098 in connection with the acquisition of the ViSS business and Visiondigi, respectively. The changes of intangible assets are as below:

	As of December 31, 2011
	Cost	Accumulated amortization	Impairment	Net
Core technology	2,437	(403)	(2,034)	—
Trade name	884	(884)	—	—
Software	1,190	(550)	(640)	—
	4,511	(1,837)	(2,674)	—

	As of December 31, 2012
	Cost	Accumulated amortization	Impairment	Net
Core technology	2,443	(371)	(2,072)	—
Trade name	886	(886)	—	—
	3,329	(1,257)	(2,072)	—

The core technology and software were primarily used in the mobile business. Following the disposal of the mobile business in December 2011, the Company performed an impairment analysis and concluded that there would not be significant cash flows to be generated by these intangibles. Accordingly, the Company recorded an impairment charge of $2,674 for the year ended December 31, 2011 under the caption of “Assets impairment” in the consolidated statements of comprehensive loss.

During the years ended December 31, 2010, 2011 and 2012, the amortization expenses of intangible assets were $765, $155 and nil, respectively.

Long-lived assets to be disposed off and discontinued operations

The Group accounts for a long-lived asset or disposal group to be sold in accordance with ASC 360-10, where such long-lived asset or disposal group is classified as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a completed sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdrawn or changed significantly.

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately on the balance sheet. Long-lived assets reclassified as held for sale are not depreciated or amortized. The fair value less cost to sell of the long-lived asset or disposal group is evaluated at each end of reporting period. As of December 31, 2012, there was no long-lived asset or disposal group classified as held for sale.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Long-lived assets to be disposed off and discontinued operations (cont’d)

The Group follows ASC 205-20 in its accounting for a component of the Company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the Company. Such component is reported as discontinued operations when the operations and cash flow of the components have been or will be eliminated from the Group as a result of disposal and the Group will not have any significant involvement in the operation of the component after the disposal. In the period in which a component has been disposed off or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360-10, less applicable income taxes, for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the consolidated statements of comprehensive loss.

Product warranty

The Group provides warranty on its product sales for a period generally ranging from one to three years from the time of final acceptance or goods delivery. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate.

Impairment of long-lived assets

Impairment of property, plant and equipment and intangibles

The Group evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group valuates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows.

Impairment of goodwill

In accordance with ASC 350, Intangibles, Goodwill and Other, goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present. The goodwill testing utilizes a two-step impairment analysis, whereby the Group compares the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Group recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value. Goodwill was fully impaired as of December 31, 2011 and 2012.

Impairment of investment

The Group reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information.

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

The Company uses distributors for sales of multimedia processors. The Company enters into generally short term arrangements with its distributors, which on rare occasions may include certain obligations of the Company such as acceptance or price protection clauses. When the Company provides an acceptance provision to a distributor, revenue is not recognized until acceptance has been received. The distributors make full payment prior to shipping or enjoy credit terms varied from 30 days to 90 days. The Company does not have a history of providing refunds, discounts or other price concessions in connection with price protection clauses that the Company may provide to a distributor. The Company believes that such provisions are within the control of the Company and expects any benefits provided to the distributor to be insignificant. As such, the Company believes that it is able to reasonably estimate price concessions as remote, such that the price is fixed and determinable and revenue is recognized upon delivery of the product sold. The Company does not have any other post shipment obligations.

The cost of multimedia processor revenue primarily consists of costs associated with the fabrication of wafers, assembly, testing and shipping of multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party image sensors that the Group sells to its customers.

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

The hardware, software and installation in surveillance and security products arrangements are considered multiple accounting units in accordance with ASC 605. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price.

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

The Company determines ESP for a deliverable based on the cost plus an estimated profit margin while considering multiple factors including, but not limited to, market conditions, competitive landscape, cost, gross margin objectives and pricing practices. For the hardware and the third-party software component, the Company purchases these items from third party suppliers. In reference to available market information on the price of hardware and third party software and with the Company’s consideration of margins in negotiating the pricing, the Company establishes ESP for hardware and the third-party software component. Similarly, with respect to the Company’s ViSS proprietary software, the Company makes reference to historical selling prices under ASB, however, noting differences between the historical ViSS business within ASB and the ViSS business within the Company. In connection with the installation service component, ESP is based on internal costs structure and margin with respect to labor costs and market information.

The Group recognizes revenue from delivered hardware and software components after obtaining the shipping acceptance from customers and recognizes revenue from installation service after obtaining the acceptance from customers.

The cost of surveillance and security product revenue includes the cost of hardware and software, installation and other services and warranty cost.

Warranty obligation is provided based on the estimated future warranty payment when the underlying revenue is recognized.

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

Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were $116, $620 and $301 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Deferred income taxes are provided for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from net operating loss carry-forwards, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company adopted the provisions of ASC740 Income Taxes (“ASC740”) to clarify the accounting for uncertainty in income taxes. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

Foreign currency transactions and translation

The functional currencies of the Company and its subsidiaries are their respective local currencies. The reporting currency of the Group is the United States Dollar (“USD”). Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using exchange rates in effect at the balance sheet dates. These exchange differences are included in the consolidated statements of comprehensive loss.

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

Share-based compensation

The Company applies ASC 718 Compensation-Stock Compensation (“ASC 718”). Pursuant to ASC 718, the Company recognized share-based compensation over the requisite service period and performance condition for any share option and restricted share grants based on the fair values of share option and restricted share on the dates of grant. For the options that were repriced during the year ended December 31, 2012, in accordance with ASC 718, the Company recognized additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards. The Company does not receive any tax benefits or deductions from awards exercised.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Share-based compensation (Cont’d)

The Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions only provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

The Company accounts for share-based awards issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50 Equity-Based Payments to Non-Employees (“ASC 505-50”). The measurement date is the performance completion date due to a lack of performance commitment. Under ASC 505-50, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

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

The welfare benefits expenses were $3,145, $4,910 and $3,700 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

In accordance with the China Company Laws, the Company’s VIE should set aside at least 10% of its net profit, after recouping prior years’ losses, determined under PRC GAAP to a statutory reserve fund before distributions to investors. The appropriation of the net profit to the statutory reserve fund must be made annually until the accumulated reserve fund exceeds 50% of VIE’s registered capital.The PRC subsidiaries and VIE did not appropriate statutory reserve fund during the years ended December 31, 2010, 2011 and 2012 because of their losses.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Segment reporting

In accordance with ASC 280 Segment Reporting (“ASC 280”), segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in two principal business segments, namely multimedia processors and, surveillance and security products. The Group does not allocate any assets to the two segments as management does not use this information to measure the performance of the reportable segments.

(Loss)/income per share

The Group computes (loss)/income per share in accordance with ASC 260 Earning Per share (“ASC 260”). Basic net (loss)/income per share is computed by dividing net (loss)/income by the weighted-average number of ordinary shares outstanding during the year. Diluted net (loss)/income per share is computed by dividing net (loss)/income by the sum of the weighted-average number of ordinary shares outstanding and, if dilutive, the potential ordinary shares outstanding during the year.

The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. Potentially dilutive securities have been excluded from the computation of diluted (loss)/income per share if their inclusion is anti-dilutive.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

(Loss)/income per share (cont’d)

The following table sets forth the computation of basic and diluted (loss)/income attributable to ordinary shareholders per share:

	Year ended December 31
	2010	2011	2012
Numerator:
(Loss)/income from continuing operations attributable to Vimicro International Corporation	(102)	(13,264)	1,383
Loss from discontinued operations attributable to Vimicro International Corporation	(18,542)	(14,936)	(2,002)
Net loss attributable to Vimicro International Corporation	(18,644)	(28,200)	(619)

Denominator (in number of shares):
Weighted-average ordinary shares outstanding - basic	147,815,985	145,123,889	123,253,931
Dilutive effect of stock options and restricted shares	—	—	4,370,516
Weighted-average number of ordinary shares outstanding—diluted	147,815,985	145,123,889	127,624,447

(Loss)/income per share - basic
Continuing operations	(0.00)	(0.09)	0.01
Discontinued operations	(0.13)	(0.10)	(0.02)
Total loss per share - basic	(0.13)	(0.19)	(0.01)
(Loss)/income per share - diluted
Continuing operations	(0.00)	(0.09)	0.01
Discontinued operations	(0.13)	(0.10)	(0.02)
Total loss per share - diluted	(0.13)	(0.19)	(0.01)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(Loss)/income per share (cont’d)

There were share options and non-vested restricted shares outstanding as of December 31, 2010 and 2011, which were excluded from the computation of loss per share for the years ended December 31, 2010 and 2011 because of their anti-dilutive effect. For the year ended December 31, 2012, 24,544,023 share options and non-vested restricted shares were excluded from the calculation of earnings per share because of their anti-dilutive effect. The dilutive effects of the options and non-vested restricted shares are calculated using the treasury stock method.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes net loss and foreign currency translation adjustments and unrealized gain on marketable equity securities are presented in the consolidated statement of comprehensive loss. The Group adopted ASU No. 2011-05, Comprehensive loss (Topic 220), Presentation of Comprehensive loss, in the year ended December 31, 2012 by presenting items of net loss and other comprehensive income/(loss) in the consolidated statements of comprehensive loss.

Operating leases

Rental payments under operating leases are charged to expense based on a straight- line method over the period of the leases.

Land use rights

Land use rights include prepayments towards acquisition and land use rights acquired. Land use rights acquired are stated at cost less accumulated amortization and impairment loss. Land use rights are amortized on a straight-line basis over their useful lives of up to 50 years.

Treasury stock

Treasury stock consists of shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method.

Recent accounting pronouncements

In February 2013, the Financial Accounting Standards Board issued ASU 2013-02, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). The ASU is intended to help entities improve the transparency of changes in other comprehensive income (OCI) and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. New disclosure requirements are effective for fiscal periods beginning after December 15, 2012 and should be applied prospectively. As the new ASU impacts presentation requirements only, the Company does not expect the adoption of this standard to have a material effect on the Company’s financial condition, results of operations and cash flows.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent accounting pronouncements (CONT’D)

In March 2013, the FASB issued an authoritative pronouncement related to a parent company’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent company) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent company is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. In addition, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Company doesn’t expect that the adoption of this guidance will have a significant effect on its consolidated financial statements.

3.                                      DISCONTINUED OPERATIONS

In December 2010, the Company disposed off 95% of its equity interest in Vimicro Wuxi to VMF Consulting Company, a related party. The purpose of the transfer is to focus on the growing surveillance and security business by divesting its Non-core IC Business reported under the multimedia processors segment. Transaction consideration of $1,738 was established with the assistance of a third party valuation firm using the income approach. The Company recognized a loss on divestiture of $454 in 2010. The Company subsequently transferred 4.9% equity interest in Vimicro Wuxi with a cash consideration of RMB2.7 million ($427), which was established by the income approach with the assistance of a third party valuation firm, to VMF Consulting Company, a related party, in December 2012, and recorded a gain of $339 in 2012 . As of December 31, 2012, the Group continued to own 0.1% of Vimicro Wuxi.

In order to focus on core PC and embedded notebook camera multimedia processor and surveillance and security businesses, while at the same time streamlining the cost structure, in December 2011, the Company disposed off its mobile business to a newly established entity, Vimicro Qingdao, a related party, which was 18% owned by Vimicro China, 19% owned by Vimicro Wuxi, 14% owned by VMF Consulting Company and 49% owned by two former key employees of mobile business. Transaction consideration of $4,202 was established with the assistance of a third party valuation firm. Following the disposal, the investment in Vimicro Qingdao is accounted for at cost less impairment and is not subject to consolidation. The disposal transaction was completed in December 2011. Due to the continued loss sustained by Vimicro Qingdao, in April 2013, the Group entered into a settlement agreement with Vimicro Qingdao whereby the Group agreed to forgive a portion of outstanding consideration in an amount of $1,186 from Vimicro Qingdao, based on the condition that $2,900 will be received by 30 June 2013. As of April 30, 2013, the Group has received a payment of $1,000 from Vimicro Qingdao and is expected to receive $1,900 from Vimicro Qingdao. The remaining outstanding amount due from Vimicro Qingdao amounting to $1,186 was written off by the Group as of December 31, 2012 and recognized as general and administrative expenses under continuing operations since the resolution of outstanding purchase consideration was not related to the operations of this disposted mobile business prior to the disposal but based on events and circumstances occurred after disposal.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

3.                                      DISCONTINUED OPERATIONS (CONT’D)

In July 2012, the Company disposed off 35.26% of the equity interest in Visiondigi to an individual third party at a consideration of $49 in the effort to divest a loss-making non-core business. The Company derecognized the assets and liabilities of Visiondigi at their carrying amounts, which was $ 4,082 and $ 5,847 respectively, and recognized a loss on divestiture of $740. Following the disposal, the Company owns 18% of Visiondigi, which includes holding a shareholding of 3.94% on behalf of Ningbo Sunny and 2.03% on behalf of three individuals. The disposal transaction was completed in July 2012. In connection with the disposal, the Group has written off the outstanding balance due from Visiondigi in an amount of $1,747 and included under loss on disposal. After the disposal, the Company will have continuation of cost-generating activities with Visiondigi which will generate insignificant continuing cash outflows. Related activities before the disposal included prepayment of $47, $4,904 and $292 and purchased inventory of $102, $3,765 and $33 from Visiondigi in 2010, 2011 and 2012, respectively. The Company ceased to control Visiondigi as a result of the disposal and also does not expect significant direct cash flows nor significant continuing involvement in the operations of Visiondigi after the disposal. Accordingly, the results of operations of Visiondigi have been shown as “Discontinued Operations” in the consolidated statements of comprehensive loss for the years ended December 31, 2010, 2011 and 2012.

The results of operations of Vimicro Wuxi, mobile business and Visiondigi were separately presented on the consolidated statements of comprehensive loss under “Discontinued Operations” for the years ended December 31, 2010, 2011 and 2012 which included:

	For the Year Ended December 31
	2010	2011	2012
Net revenue	27,185	12,539	1,367
Cost of revenue	(22,649)	(11,407)	(2,430)
Gross profit	4,536	1,132	(1,063)
Operating expenses	(24,845)	(15,027)	(1,289)
Net loss from operations before income tax	(20,309)	(13,895)	(2,352)
Other income/(loss)	17	9	(17)
Income tax expense	664	(1,278)	—
Net loss from operations	(19,628)	(15,164)	(2,369)
Net loss on disposal	(452)	(1,554)	(740)
Net loss	(20,080)	(16,718)	(3,109)

4.                                      RESTRICTED CASH

Restricted cash of $3,520 and $2,593 primarily represent amounts received as government grants as of December 31, 2011 and 2012, respectively. The withdrawal of cash is restricted, unless it’s used for expenses incurred related to the specific research and development projects or general operations purposes for which the grants were provided.

5.                                      INVENTORIES

	As of December 31
	2011	2012
Inventories
Finished goods	13,579	8,488
Raw materials	4,577	2,748
Work in process	578	126
	18,734	11,362

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

5.                                      INVENTORIES (CONT’D)

The finished goods included consignment inventory of $830 and $2,566 as of December 31, 2011 and 2012, respectively. The inventory reserve was $2,543 and $2,689 as of December 31, 2011 and 2012, respectively.

6.                          PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2011	2012
Amounts due from employees	174	151
Hong Kong withholding tax refundable (Note 13(a))	988	—
Prepayments to suppliers and other third parties	806	2,822
Prepaid expenses	554	319
Other receivables	1,535	1,517
	4,057	4,809

7.                          PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2011	2012
Equipment and office furniture	11,714	10,875
Leasehold improvements	2,894	2,734
Mask and tooling	1,758	661
Motor vehicles	1,506	1,398
Purchased software	3,614	3,352
Construction in progress	9,891	18,017
	31,377	37,037
Less: accumulated depreciation	(15,368)	(15,015)
impairment loss	(1,743)	(1,565)
	14,266	20,457

Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 were $2,597, $3,806 and $2,038 respectively.

For the years ended December 31, 2010, 2011 and 2012, total interest capitalized was nil, nil and $55, respectively.

During the year ended December 31, 2011, the Group identified impairment indicators in connection with disposal of the mobile business and other obsolete assets related to the mobile business other than disposal. It was assessed that the future undiscounted cash flows for the property, equipment and software would be lower than its carrying amount. The Group assessed the fair value of the property, equipment and software by reference to the market value for similar assets and the remaining useful lives of the property, equipment and software, and then recognized an impairment charge, being the difference between the carrying value and the fair value of the equipment, amounting to $1,743. In the year ended December 31, 2012, the decrease in impairment loss was due to the disposal of the impaired items.

As of December 31, 2012, the amount of construction in progress to secure the long-term bank loan of Vimicro Tianjin by means of collateral was $17,209.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

8.                                      LAND USE RIGHTS

	As of December 31
	2011	2012
Cost:
Land use rights acquired	14,413	7,488
Prepayment for land use rights acquisition	7,694	7,713
	22,107	15,201
Less: accumulated amortization	(619)	(427)
	21,488	14,774

As of December 31, 2011, the Group held land use rights under Vimicro Tianjing, Vimicro Beijing, Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai. In 2012, as part of the effort to divest certain loss-making non-core IC businesses, the Group has continued to explore the options available to dispose non-core IC business related land use rights held under Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai. Land use rights held under Vimicro Shanghai was disposed in 2012 through the transfer of the equity interest in the parent company of Vimicro Shanghai (note 16(a)-(2)). The Group planned also to dispose land use rights under Vimicro Shenzhen to a related party, which is subject to the approval from the audit committee and a special independent committee. As the Group, among others, did not obtain the approval from the audit committee and the special independent committee until April 2013 (note 21), the related land use rights did not meet the criteria to qualify as held-for-sale. Land use rights were recorded at cost minus accumulated amortization as of December 31, 2012.

As of December 31, 2012, the carrying value of land use rights pledged to secure the long-term bank loan of Vimicro Tianjin was $2,107.

Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $248, $265 and $245, respectively.

Estimated amortization expense of the land use rights acquired as of December 31, 2012 for each of next five years is as follows:

$
For the years ending December 31,
2013	157
2014	157
2015	157
2016	157
2017 and thereafter	157

9.                          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2011	2012
Accrued salaries and welfare expenses	3,729	2,928
Accrued professional fees	1,481	1,109
Payables to intellectual property suppliers	298	144
Payables to other suppliers	1,672	9,532
Payables to employees	87	29
Other accrued expenses	1,066	1,008
	8,333	14,750

10.                               SHAREHOLDERS’ EQUITY

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

10.  SHAREHOLDERS’ EQUITY (CONT’D)

The shares repurchased for each of the three years ended December 31, 2012 is summarized in the table below. The shares repurchased by the Company were accounted for at cost and there was no reissuance of the shares as of December 31, 2012.

	ADS	Ordinary shares	Price per ADS (including brokerage commission)	Total consideration
2010	322,200	1,288,800	3.40 -3.81	1,172
2011	1,825,800	7,303,200	1.31-3.75	2,654
2012	5,955,796	23,823,184	0.89-1.38	7,396
	8,103,796	32,415,184		11,222

11.               SHARE-BASED COMPENSATION

Pursuant to ASC 718, the Company recognized share-based compensation over the requisite service periods and performance condition for any share option and restricted share granted based on the fair values of share option and restricted share on the dates of grant. The fair value of restricted shares and ordinary shares are equal to the market value of the Company’s common stock on the date of grant.

Share-based compensation expense recognized in 2010, 2011 and 2012 was $4,063, $2,421 and $2,074, respectively. No income tax benefit was recognized in the consolidated statements of comprehensive loss for share-based compensation arrangements for the years ended December 31, 2010, 2011 and 2012, respectively, as no tax deduction was claimed.

The Company has two share option plans to honor the contributions of employees and non-employee consultants. The first plan was adopted in March 2004 (the “2004 Plan”). In November 2005, the second plan, the 2005 Share Incentive Plan (the “2005 Plan”) was adopted to replace the 2004 Plan. The two share option plans have contractual life of 10 years from the date of grant.

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

The Company recognized compensation expenses of $68, nil and nil for the years ended December 31, 2010, 2011 and 2012.

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted a total of 664,800 share options to non-employees with an exercise price range of between $1.60 and $2.50.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11.  SHARE-BASED COMPENSATION (CONT’D)

The Company recorded consultancy fee expense with respect to research and development activities of $1, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

2005 Plan:

The 2005 Plan provides for the granting of share options and restricted shares to employees and non-employee consultants of the Company. The 3,065,505 share options which were not issued under the 2004 Plan were transferred to the 2005 Plan. Subsequently, another 10,000,000 shares were authorized for future grants.

Options granted thereafter are made under the 2005 Plan and no new options were granted under the 2004 Plan. The Company has reserved 13,065,505 ordinary shares for grant and authorized another 18,000,000 shares under the 2005 Plan as of December 31, 2012. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

Employee options:

Options granted under the 2005 Plan have vesting periods of one year, three years or five years. For options with one year vesting period, 16.7% of the options will be vested one year after the vesting commencement date for every quarterly performance review for the first three quarters of the year in which the Company gives employees satisfactory evaluations, 50% of the shares will be vested one year after the vesting commencement date if the Company gives employees satisfactory evaluations on employees annual performance review. For options with three years vesting period, 1/3 of the share options will vest one year after the grant date and 1/6 shall vest semi-annually over the next two years. For options with a five years vesting period, 20% of the share options will vest one year after the grant date, and 10% of the share options shall vest semi-annually over the next four years.

Under the 2005 Plan, the Company granted 29,178,152 share options to employees prior to 2012 and 2,575,885 shares options during 2012 with an exercise price of $0.0001.

The Company recognized $3,373, $2,126 and $1,313 in share-based compensation expense for the years ended December 31, 2010, 2011 and 2012, respectively.

Employee restricted shares:

Under the 2005 Plan, the Company granted 3,440,600 restricted shares as of December 31, 2012 to employees with vesting period between one and five years.

The Company recognized $318, $123 and $44 in share-based compensation expense for the years ended December 31, 2010, 2011 and 2012, respectively.

Non-employee options:

Under the 2005 Plan, as of December 31, 2012, for services provided by non-employee consultants, the Company granted 1,134,500 share options to non-employees with an exercise price range of between $1.11 and $4.55, there were no non-employee share options granted in 2012.

The Company recorded consultancy fee expense with respect to research and development activities of $18, $4 and $2 for the years ended December 31, 2010, 2011 and 2012, respectively.

Non-employee restricted shares:

The Company recognized nil for the years ended December 31, 2010, 2011 and 2012, respectively.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11.  SHARE-BASED COMPENSATION (CONT’D)

Option repricing under the 2004 Plan and 2005 Plan:

On May 18, 2012, the Company repriced 20,484,420 outstanding options which were previously granted to the Group’s key employees and board directors. The options, previously all issued pursuant to the 2004 Plan and 2005 Plan and partially repriced on March 27, 2008, were repriced based on the closing price on May 18, 2012 which was $0.195 per ordinary share. The repriced options were previously issued with $0.32 to $4.55 per ordinary share option exercise prices, and the partially repriced options were previously repriced to $0.70 per ordinary share option exercise prices reflecting the market prices of the Company’s stock on March 27, 2008.

The Company recognized the re-pricing related share-based compensation expense of $285, $162 and $715 for the years ended December 31, 2010, 2011 and 2012, respectively.

Ordinary shares granted:

On July 31, 2011, the Company granted 4,000 ordinary shares at the consideration of par value of $0.0001 per share to one resigned senior executive without any conditions and recognized compensation expense of $2 for the year ended December 31, 2011.

Summary of share options granted to both employees and non-employees as of December 31, 2012 is presented below:

		Weighted-
	Number of	average
	options	exercise price
Outstanding at December 31, 2011	28,540,437	0.81
Options granted	2,575,885	*0.00
Options exercised	(425,744)	0.15
Options forfeited	(1,838,039)	1.04
Outstanding at December 31, 2012	28,852,539	0.42
Vested and expected to vest at December 31, 2012	27,659,837	0.43

* The exercise price was $0.0001.

Total intrinsic value of options exercised for the years ended December 31, 2010, 2011 and 2012 was $250, nil and $125, respectively.

The aggregate intrinsic value and weighted-average remaining contractual life for share options vested and expected to vest at December 31, 2012 were $29,909 and 5.05 years, respectively.

The weighted-average grant date fair value of options granted for each of the years ended December 31, 2010, 2011 and 2012 were $0.43,$0.18 and $0.33, respectively.

As of December 31, 2012, total unrecognized share-based compensation expense related to share options was $1,423. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 3.29 years. To the extent the actual forfeiture rate is different from the original estimate, actual share based compensation related to these awards may be different from the expectation.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11.  SHARE-BASED COMPENSATION (CONT’D)

Summary of restricted shares granted to both employees and non-employees as of December 31, 2012 is presented below:

		Weighted
	Number of	average
	restricted	grant date
	shares	fair value
Non-vested at December 31, 2011	106,000	1.03
Vested	(44,000)	1.01
Non-vested at December 31, 2012	62,000	1.04

As of December 31, 2012, total unrecognized share-based compensation expense related to restricted shares was $36. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 1.42 years. To the extent the actual forfeiture rate is different from the original estimate. Actual share-based compensation related to these awards may be different from the expectation.

The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was $482, $66 and $14, respectively.

There were no capitalized share-based compensation expenses for the years ended December 31, 2010, 2011 and 2012.

The following table summarizes information with respect to options outstanding as of December 31, 2012.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11.  SHARE-BASED COMPENSATION (CONT’D)

	Options outstanding				Options exercisable
		Weighted-				Weighted-
		Average				average
		Remaining	Weighted-	Intrinsic		remaining	Weighted-	Intrinsic
Range of	Number of	Contractual	average	value as of	Number of	contractual	Average	value as of
exercise	options	life	exercise	December	options	life	Exercise	December
price	outstanding	(years)	price	31, 2012	exercisable	(years)	Price	31, 2012

0.01-0.38	21,682,228	5.03	0.19	2,476,034	14,845,093	3.43	0.19	1,744,629
0.40-0.63	143,700	4.14	0.52	—	138,900	3.98	0.53	—
0.68-0.97	1,684,794	4.81	0.77	—	1,403,294	4.26	0.75	—
1.00-1.39	541,570	4.92	1.24	—	493,570	4.69	1.26	—
1.47-1.60	639,036	1.97	1.59	—	639,036	1.97	1.59	—
1.73-2.10	267,700	2.73	1.92	—	267,700	2.73	1.92	—
2.27-2.59	630,000	3.44	2.50	—	630,000	3.44	2.50	—
2.75-2.82	522,500	3.22	2.80	—	522,500	3.22	2.80	—
3.00-3.37	205,500	3.32	3.14	—	205,500	3.32	3.14	—
4.22-4.55	2,535,511	8.93	0.25	730,391	140,000	3.29	4.46	—
	28,852,539	5.19	0.42	3,206,425	19,285,593	3.46	0.54	1,744,629

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

Employee grants:

The assumptions below are for options with 5 years vesting period after grant date.

	2010	2011	2012
Risk-free interest rates (%) (1)	1.31-2.35	1.33-1.75	1.04-1.57
Expected life (2)	5-5.8 years	5.7-5.8 years	5.7-5.8 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	51-54	50-51	50-51

The assumptions below are for options with 1 year vesting period based on performance condition after grant date.

	2010	2011	2012
Risk-free interest rates (%) (1)	—	—	0.18-0.21
Expected life (2)	—	—	1 year
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	—	—	52-59

(1) The risk-free interest rate is based on the United States Treasury Bill for a term of 1, 5 or 7 years which is consistent with the expected life of the awards.

(2) From 2010, the Company calculates the expected life of share options based on historical record since the Company has sufficient historical exercise data.

(3) The Company currently has no history or expectation of paying dividends on its ordinary shares.

(4) The Company estimated volatility based on the historical volatilities of the Company.

Non-employee grants:

	2010	2011	2012
Risk-free interest rates (%) (1)	1.04-2.75	0.79-2.31	0.56-1.22
Expected life (2)	5 years	5 years	5 years
Expected dividend yield (%) (3)	—	—	—
Expected volatility (%) (4)	51-54	50-51	50-51

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

12.   RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2010	2011	2012
Research and development	19,336	20,133	15,556
Less: research and development grants	(1,629)	(1,128)	(6,675)
Research and development, net	17,707	19,005	8,881

There is no assurance that the Company will continue to receive research and development grants.

13.     TAXATION

(a)    Income taxes

Income tax benefit/(expense) of the Group are as follows:

	Years ended December 31
	2010	2011	2012
Current income tax (expense)/benefit	(908)	388	(339)
Deferred income tax benefit	158	473	129
Income tax (expense)/benefit	(750)	861	(210)

The components of (loss)/income before income taxes are as follows:

	Years ended December 31
	2010	2011	2012
Loss arising from China operations	5,356	(24,005)	(936)
Loss arising from non-China operations	(9,633)	(256)	(2,914)
- U.S.	33	45	30
- Hong Kong	(4,458)	2,259	(513)
- Cayman	(5,208)	(2,560)	(2,431)
Loss before income taxes and share of loss of an unconsolidated affiliate	(4,277)	(24,261)	(3,850)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

13.          TAXATION (CONT’D)

(a)             Income taxes (cont’d)

As of and for each of the three years ended December 31, 2012, no unrecognized tax benefits, interest or penalties have been recognized.

The Company’s PRC entities and Vimicro Hong Kong’s tax years from 2003 through 2012, are open for examination by the relevant tax authorities in the PRC. The Company does not anticipate any significant change within 12 months of this report date on its unrecognized tax benefits.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. In general, corporations with taxable income of less than $335 receive partial benefit from the graduated rates of 15% and 25% that apply to the first $75 of taxable income. Viewtel had income tax benefit/(expense) of  $1, ($11) and $5 for 2010, 2011 and 2012, respectively.

Hong Kong

Hong Kong Profits Tax rate is 16.5% on profits arising in or derived from Hong Kong. Since the year of assessment 2005/2006 (for the assessment year ended December 31, 2005), Vimicro Hong Kong has filed non-taxable offshore claims in its Hong Kong profits tax returns. As a result of Vimicro Hong Kong changing its filing basis to offshore, a refund of the tax previously withheld and overpaid was applied for in respect of the years of assessment of 2004/05 and 2005/06. In December 2009, the Hong Kong Inland Revenue Department (“IRD”) issued the Departmental Interpretation and Practice Notes No. 21(Revised) (“Revised DIPN21”) to redefine the locality of profits. The Company believes it has technical grounds to claim that its profits are sourced offshore from Hong Kong and, where duly substantiated by documentation. In November 2011, the IRD has accepted the filing basis of Vimicro Hong Kong for years of assessment 2005/06 to 2008/09. Since Vimicro Hong Kong’s offshore claim was accepted by the IRD, the profits of Vimicro Hong Kong is not subject to Hong Kong Profits Tax. Vimicro Hong Kong received the overpaid withholding tax refund of approximately $988 in February 2012.

Further, there is no dividend withholding tax on dividends from Hong Kong companies to their shareholders. To the extent that the intellectual property in question is not used in Hong Kong, Vimicro China would not be subject to Hong Kong withholding tax on the royalty income derived from Vimicro Hong Kong.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

13.          TAXATION (CONT’D)

(a)  Income taxes (cont’d)

The People’s Republic of China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. Vimicro China, being a qualified “high and new technology enterprise” (“HNTE”), is entitled to a 15% preferential tax rate from 2011 to 2013 in accordance with the prevailing Enterprise Income Tax Law (“EIT Law”) and its relevant regulations. Vimicro China is obligated to complete an annual self-assessment of continued compliance in order to apply the lower tax rate. The HNTE status is subject to approval and renewal after the HNTE certification expires.

Vimicro Hong Kong is a 100% subsidiary of Vimicro China, a PRC entity. Pursuant to the Announcement of the State Administration of Taxation (“SAT”) [2011] No. 45 on the Administrative Measures for Income Tax on Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises (“Circular 45”), effective on September 1, 2011, and its relevant regulations, Vimicro Hong Kong is considered to be a PRC tax resident. As a result, it will be subject to PRC income tax at 25% on its worldwide income. The management is checking with the relevant PRC tax authority on the tax settlements of Vimicro Hong Kong’s PRC income tax as in practice there are limited executions of Circular 45.

Furthermore, under the EIT Law and its relevant regulations, post December 31, 2007 earnings related dividends payable by a foreign investment enterprise to its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, unless such foreign investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

The following table sets forth the reconciliation between the PRC’s statutory income tax rate and the actual effective tax rate for the Group.

	Years ended December 31
	2010	2011	2012
Statutory tax rate	25%	25%	25%
Effect of foreign tax rates differential	(30)%	(3)%	(16)%
Deferred tax rate differential	14%	6%	4%
Non-deductible expenses	(22)%	(1)%	(30)%
Change in valuation allowance	(5)%	(29)%	14%
Income tax in respect of prior years	—	6%	—
Others	—	—	(2)%
Effective income tax rate	(18)%	4%	(5)%

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

13.          TAXATION (CONT’D)

(b)    Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of December 31, 2011 and 2012 are as follows:

	As of December 31
	2011	2012
Deferred tax assets
Provision for doubtful accounts and slow-moving inventories	808	980
Accrued expenses, payroll and others	533	482
Difference in tax basis from ViSS acquisition	1,088	881
Difference in R&D expenses capitalization	3,125	3,133
Loss arising from disposal of assets due to operation discontinued	223	—
Non-operating loss carry-forwards	8,677	6,380
Others	1,884	1,906
Total deferred tax assets	16,338	13,762
Valuation allowance	(15,870)	(13,175)
Deferred tax assets, net of valuation allowance	468	587

Deferred tax liabilities
Differences in tax basis for property equipment and software, non-current	33	23
Total deferred tax liabilities	33	23

Classification on the consolidated balance sheets
Deferred tax assets — current	356	418
Deferred tax assets — non-current	112	169
Deferred tax liabilities — non-current	33	23

Subject to the approval of the relevant tax authorities, the Group has tax losses carried forward from its subsidiaries in China totaling approximately $25,520 as of December 31, 2012, of which $153, $2,229, $955, $13,702 and $8,481 if unused will expire in 2013, 2014, 2015, 2016 and 2017 respectively.

For the years ended December 31, 2011 and 2012, the increase in valuation allowance was $8,677 and the decrease was $2,695, respectively.  For the decrease in valuation allowance in 2012, $2,140 was related to the disposal of Visiondigi and Vimicro Shanghai.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

13.                   TAXATION (CONT’D)

(c)                  PRC Value Added Tax (“VAT”)

According to PRC value-added tax policy, all entities and individuals engaged in the sales of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC are taxpayers for VAT and shall pay VAT in accordance with the VAT regulations. Vimicro China, Vimicro Tianjin, Vimicro Guiyang as the general taxpayers are subject to the output VAT at 17% of selling price of products sold to customers in China, while the purchase of products by those companies are subject to the input VAT at the rate of 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT. On November 5, 2008, the PRC State Council passed The Provisional Regulations of the People’s Republic of China on Value-Added Tax, or New VAT Law. In accordance with the New VAT Law and its Implementation Rules, which became effective as of January 1, 2009, input VAT on fixed asset purchases for further production purpose are included in the input VAT for VAT payable purposes.

The launch of VAT Reform Pilot Program (i.e. converting from business tax to VAT) in the transportation industry and certain modern services industries in Shanghai was effective from January 1, 2012. Following the Pilot Program in Shanghai, the State Council approved expanding the Pilot Program to 8 other provinces and municipalities: Beijing, Tianjin, Jiangsu, Zhejiang (including Ningbo), Anhui, Fujian (including Xiamen), Hubei, Guangdong (including Shenzhen) in batches from September 1, 2012 to the end of 2012. Under the Pilot Program, the entities which provide transportation services and certain modern services within the territory of PRC are subject to VAT instead of business tax. Vimicro China’s transfer of technology, which was subject to business tax prior to the Pilot Program, falls within the VAT reform scope and is subject to the VAT at 6% from September 1, 2012. In addition, the technology transfer services provided to foreign entities are eligible for VAT exemption under the Pilot Program. Vimicro China is entitled to the exemption on income arising from or related to technology transfers, provided relevant technology transfer agreements are registered with the relevant government agencies.

In addition, where an entity or an individual outside of the territory of PRC and having no business presence in PRC provided VAT taxable services to a resident enterprise, the service recipient shall act as the withholding agent. Accordingly, Vimicro China is obliged to withhold 6% VAT and surcharge on the payment to Viewtel in connection with the purchase of the research and development services starting from September 1, 2012.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

13.                   TAXATION (CONT’D)

(d)                     PRC Business Tax (“BT”)

In accordance with the Implementation Rules for the PRC Tentative Regulations on Business Tax, promulgated on December 15, 2008 and effective as of January 1, 2009, service income excluding that derived from providing VAT taxable services is subject to PRC business tax when either the service provider or the service recipient is located in China. The tax rate on the transfer of technology and research and development services was 5% prior to the VAT Pilot Program. However, the income arising from or related to the technology transfer was eligible to the exemption of business tax, provided relevant technology transfer agreements are registered with the relevant government agencies. Vimicro China was entitled to the business tax exemption on its income arising from the transfer of technology and relevant technology consulting services. With regard to the purchase of research and development services from Viewtel, as the withholding tax agent of business tax, Vimicro China withheld business tax and surcharge prior to September 1, 2012.

14.                   LONG-TERM BANK LOAN

Long-term bank loan as of December 31, 2012 consisted of the following:

December 31, 2012
Loan from China Construction Bank, Tianjin branch, at 7.25% per annum	4,773

Total long-term bank loan	4,773

As of December 31 2012, the contractual maturities of these loans are as follows:

Year	Amount

2013	—
2014	—
2015	1,432
2016	1,671
2017 and thereafter	1,670
Total long-term bank loan	4,773

As of December 31, 2012, the Group’s long term bank loan is denominated in RMB and is mainly secured by the Group’s facility under construction and the underlying land use rights with net book value of $19,316.

Vimicro Tianjin obtained a credit facility of up to RMB186 million ($29,600) from China Construction Bank Tianjin Branch for the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions on March 28, 2012. The loan may be drawn down in installments no later than March 2017, based on the actual cash needs and the progression of the projects. The loan will bear an interest rate at 105% of the benchmark interest rate as published by the People’s Bank of China from time to time, adjusted on an annual basis. The interest rate on long-term bank loan as of December 31, 2012 was 7.25%. Interest expenses was $256, including $55 capitalized interest expenses recorded as construction in progress for the year ended December 31, 2012. The bank loan contains covenants relating to maintenance of certain levels of financial ratios, such as leverage ratio, current ratio, contingent liabilities ratio and balance of contingent liability. The Group was in compliance with the covenants as of December 31, 2012.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.                   LONG-TERM BANK LOAN (CONT’D)

The Group has drawn down RMB30 million ($4,773) and RMB80 million ($12,728) under the facility as of December 31,2012 and March 31, 2013, respectively. The use of the loan is subject to the pre-approval from the bank before each payment made by the Company. The Group needs to repay 30% in 2015 and 35% in 2016 of the principal amounts that have been drawn down under the facility and repay the remaining principal amounts with all accrued interest in 2017.

15.                   OTHER LONG-TERM LIABILITIES

Other long-term liabilities as of December 31, 2012 consisted of the following:

December 31, 2012

Interest free government loan	4,772

Total other long-term liabilities	4,772

In May 2012, the Group entered a Strategic Cooperative Framework Agreement, or the Framework Agreement with the Fuzhou Municipal Government to jointly develop, produce, and market SVAC-based security surveillance products in Fuzhou. Under the Framework Agreement, the Fuzhou Municipal Government agreed to grant Vimicro Fuzhou RMB30 million ($4,772) of subsidy for which no repayment will be required and provide a RMB60 million ($9,546) interest free government loan. The total amount will be paid as two equal payments in 2012 and 2013 separately. The first payment will be made within three months of the setup of the new Vimicro subsidiary in 2012 and the second payment with the same amount will be made in the same period of 2013. The government loan will be repaid in full by Vimicro Fuzhou within five years of its inception since its incorporation, or upon Vimicro Fuzhou becoming a listed company, whichever is earlier.  In December 2012, Vimicro Fuzhou received the RMB15 million ($2,386) becoming a listed company government grant and RMB30 million (US$4,772) government loan from the Fuzhou Municipal Government.

16.                   RELATED PARTY TRANSACTION

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Related parties	Relationship with the Group
Tianjin SAMC	Non-controlling shareholder of Vimicro Tianjin
Vimicro Wuxi	0.1% equity investee of the Company
VMF Consulting Company	Owned by certain executives of the Company
Vimicro Qingdao	18% equity investee of the Company
Zhongtianxin	51% equity investee of the Company
Visiondigi	12.03% equity investee of the Company
Vimicro Xingguang	Owned by certain executives of the Company up to September 25, 2012

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.                   RELATED PARTY TRANSACTIONS (CONT’D)

(a) The Group had the following related party transactions:

(1) In December 2010, the Company disposed off 95% of equity interest in Vimicro Wuxi to VMF Consulting Company, a related party. The Company subsequently transferred 4.9% equity interest in Vimicro Wuxi for cash consideration, based on a fair market value purchase price according to a third party appraisal, to VMF Consulting Company in December 2012. As a result, as of December 31, 2012, the Company owned 0.1% of Vimicro Wuxi.

Under the terms of the arrangement, VMF Consulting Company will pay Vimicro China for cash consideration of $427 from Vimicro China in connection with the disposal of equity interest in 2012.

(2) In November 2007, Vimicro Shanghai entered into an agreement with Zhangjiang Semiconductor Industry Park Co., Ltd., pursuant to which, in consideration of RMB42.2 million ($6,400), Vimicro Shanghai would acquire land use rights for 21,123 square meters of land in Zhangjiang Hi-Tech Park, Shanghai. The Company originally planned to use this property as the site of a research and development center for Non-core IC Businesses. As the Group started focusing on surveillance and security business by divesting certain Non-core IC Businesses reported under the multimedia processors segment according to its long term development strategy, the Group decided to dispose acquired land use right associated with Non-core IC Businesses that have not been and will not be used. In November 2012, the Group completed the disposal of the equity interest in the parent company of Vimicro Shanghai, VMF Shanghai, for a cash consideration of $10,410 based upon a third party valuation report using asset-based approach, to Vimicro Xingguang Corporation, which was a related party until September 2012, after obtaining the approval from the Group’s Audit Committee and Special Independent Committee. The book value of Vimicro Shanghai was $10,744, including a land use right of $ 6,522, other receivable and cash of $4,272. The gain on disposal of the equity interest amounted to $1,133.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.                   RELATED PARTY TRANSACTIONS (CONT’D)

(3) In addition to the transactions disclosed elsewhere in these financial statements, the Group also had the following related party transactions for the years ended December 31, 2010, 2011 and 2012:

	Years Ended December 31
	2010	2011	2012
Sales
Ningbo Sunny Opotech Co., Ltd	329	72	—
Vimicro Qingdao	—	4,193	333
Vimicro Wuxi	2,764	—	—
Tianjin SAMC	—	—	523
Purchase of inventories
Ningbo Sunny Opotech Co., Ltd.	391	64	—
Loan from a related party
Vimicro Wuxi	11,325	—	—
Repayment of loan
Vimicro Wuxi	6,795	—	—

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.  RELATED PARTY TRANSACTIONS (CONT’D)

(b)                     The Group had the following related party balances as of December 31, 2011 and 2012:

	As of December 31
	2011	2012
Amounts due from related parties:
Vimicro Qingdao	4,257	3,200
VMF Consulting Company	—	430
Vimicro Wuxi	477	2
Tianjin SAMC	97	422
Visiondigi	—	64
Zhongtianxin	—	107
Total	4,831	4,225
Amounts due to related parties:
Vimicro Wuxi	676	513
Zhongtianxin *	287	1,671
Total	963	2,184

* The amount due to Zhongtianxin represents the payable to Zhongtianxin related to prepayments made to vendors by Zhongtianxin on behalf of the Group.

17.                   SEGMENT REPORTING

Based on the criteria established by ASC 280 Segment Reporting, the Company has determined that the business segments that constitute its primary reporting segments are multimedia processors and surveillance and security products by the chief operating decision makers, Chief Operating Officer, in accordance with the Group’s organization and internal financial reporting structure. As no measures of assets by segment are reported and used by the chief operating decision makers, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year Ended December 31, 2010
	PC multimedia processor business	Surveillance and security business	Intersegment elimination*	Consolidated

Revenue	69,146	5,524	(526)	74,144
Cost of revenue	(45,449)	(4,201)	553	(49,097)
Gross profit	23,697	1,323	27	25,047
Unallocated operating expenses				(31,843)
Unallocated non-operating income, net				2,519
Loss before income taxes				(4,277)

* The intersegment eliminations represented surveillance products Vimicro Hong Kong and Vimicro China sold to Vimicro Tianjin in 2010.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

17.                   SEGMENT REPORTING (CONT’D)

	Year Ended December 31, 2011
	PC multimedia processor business	Surveillance and security business	Intersegment elimination**	Consolidated

Revenue	47,857	12,083	(968)	58,972
Cost of revenue	(30,714)	(8,713)	968	(38,459)
Gross profit	17,143	3,370	—	20,513
Unallocated operating expenses				(49,134)
Unallocated non-operating income, net				4,360
Loss before income taxes				(24,261)

** The intersegment eliminations represented surveillance products Vimicro Hong Kong and Vimicro China sold to Vimicro Tianjin in 2011.

	Year Ended December 31, 2012
	PC multimedia processors business	Surveillance and security business	Intersegment elimination***	Consolidated

Revenue	53,435	17,760	(8)	71,187
Cost of revenue	(30,603)	(14,551)	8	(45,146)
Gross profit	22,832	3,209	—	26,041
Unallocated operating expenses				(31,747)
Unallocated non-operating income, net				1,856
Loss before income taxes expense				(3,850)

***The intersegment eliminations represented surveillance products Vimicro Tianjin sold to Vimicro China in 2012.

The revenue presented below is attributed by country of domicile of the entity that recorded the revenue

	Years Ended December 31
	2010	2011	2012
Revenue distribution
Mainland China	6,622	12,010	18,186
Hong Kong	67,522	46,962	53,001
	74,144	58,972	71,187

The following table summarizes information regarding the distribution of long-lived assets by geographic region:

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

17.                   SEGMENT REPORTING (CONT’D)

	As of December 31
	2011	2012
Long-lived assets
Mainland China	37,608	40,349
Hong Kong	760	318
U.S.A	198	155
	38,566	40,822

The following table summarizes the Group’s revenues for each product class for the years ended December 31, 2010, 2011 and 2012 respectively:

	Years Ended December 31
	2010	2011	2012
PC Multimedia processor business segment:
PC camera multimedia products	52,999	41,535	48,778
Image sensors	14,666	5,439	4,233
Other products	1,481	883	424
Sub-total	69,146	47,857	53,435
Surveillance and security business segment:	5,524	12,083	17,760
Intersegment elimination	(526)	(968)	(8)
Total multimedia business	74,144	58,972	71,187

18.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

	Unrealized gain on marketable equity securities	Foreign currency translation adjustment	Total
Balance as of December 31, 2009	455	9,512	9,967
Foreign currency translation adjustment	—	1,503	1,503
Unrealized gain on marketable equity securities	1,280	—	1,280
Reclassification of unrealized gain on marketable equity securities into earnings	(367)	—	(367)
Balance as of December 31, 2010	1,368	11,015	12,383
Foreign currency translation adjustment	—	1,835	1,835
Unrealized gain on marketable equity securities	149	—	149
Reclassification of unrealized gain on marketable equity securities into earnings	(1,517)	—	(1,517)
Balance as of December 31, 2011	—	12,850	12,850
Foreign currency translation adjustment	—	12	12
Reclassification of foreign currency translation adjustment into earnings due to disposal of VMF Shanghai, net of tax	—	(1,468)	(1,468)
Balance as of December 31, 2012	—	11,394	11,394

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

19.       NONCONTROLLING INTERESTS

The following table provides the movement of the equity attributable to the noncontrolling interests.

Total
noncontrolling interests
Balance as of December 31, 2009	35,838
Capital injection	2,296
Net loss	(6,463)
Foreign currency translation adjustment	1,032
Balance as of December 31, 2010	32,703
Capital injection	675
Net loss	(11,918)
Foreign currency translation adjustment	1,474
Balance as of December 31, 2011	22,934
Net loss	(6,637)
Foreign currency translation adjustment	(74)
Disposal of subsidiary	933
Balance as of December 31, 2012	17,156

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

20.       COMMITMENTS AND CONTINGENCIES

(a)                                          Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates relating to office facilities, corporate apartments and software for research and development. Future minimum lease payments for non-cancelable operating leases as of December 31, 2012 are as follows:

$
2013	2,119
2014	501
2015	237
2,857

As of December 31, 2012, the Group had no operating lease commitment beyond 2015.

Total rental expense amounted to $1,669, $2,612 and $2,224 for the years ended December 31, 2010, 2011 and 2012, respectively.

(b)                                          Product purchase commitments

As of December 31, 2012, the Group had commitments to purchase products from suppliers that had not been recognized in the financial statements, of $4,953 payable within one year.

(c)                                           Capital commitments

As of December 31, 2012, the Group had commitments to purchase fixed assets that had not been recognized in the financial statements amounting to $389 within one year.

Vimicro China had executed an agreement in December 2006 with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for expropriation of the land.

(d)                                          Construction in progress

In May 2009, Vimicro Tianjin entered into a transfer agreement for land use rights with the Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of RMB13.8 million ($2,100), Vimicro Tianjin acquired the land use right for 34,418 square meters of land in Tianjin Economic Technology Development Area.

The land will be the site of Vimicro Tianjin’s office building and production facilities.  Governmental authorities require to obtain necessary governmental approvals for the proposed project.

Vimicro Tianjin has commenced the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions in 2009 and expects to complete the construction of the first building in 2013. The estimated aggregate capital expenditure in connection with the project amounts to $43,000, which the Company expects to finance through the credit facility obtained from the Tianjin Branch of China Construction Bank (see note 14) and internal capital resources. Direct costs related to the construction of $9,360 and $17,209 were capitalized as construction in progress for the years ended December 31, 2011 and 2012, respectively. Amounts of construction in progress will be transferred to property and equipment upon the completion of the construction which is expected in 2013.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

20.                                        COMMITMENTS AND CONTINGENCIES (CONT’D)

(e)                                  Contingencies

In an effort to divest certain land use rights, in December 2010, the Group entered into an agreement to dispose off its equity interest in Vimicro Shanghai, Vimicro Shenzhen and Vimicro Jiangsu to VMF Consulting Company for cash consideration, subject to government approvals. In November 2012 the Company completed the disposal of the equity interest in the parent company of Vimicro Shanghai, VMF Shanghai, for a cash consideration of $10,410 based upon a third party valuation report after approval from the audit committee and a special independent committee.

Land use rights held by Vimicro Shenzhen

In June 2007, Vimicro Shenzhen entered into an agreement with Shenzhen Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of RMB6.7 million ($1,000), Vimicro Shenzhen acquired the land use rights for 3,947 square meters of land in Shenzhen High-Tech Industrial Park. Vimicro Shenzhen originally planned to use the land to build an office building and accommodate a research and development center. According to the land use right transfer agreement, Vimicro Shenzhen was to complete construction of the site by June 22, 2009. Vimicro Shenzhen applied for construction extension in June 2009 but had not granted the extension as of December 31, 2012. It is possible that Vimicro Shenzhen may be subject to the withdrawal of the land use rights with a refund of the land consideration after deduction of penalty should the local government agencies deny the application. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2012. Subsequently, the Group disposed off Vimicro Shenzhen (note 21).

Land use rights held by Vimicro Jiangsu

In December 2007, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industry Base (“Xuzhuang Committee”) and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd (“Xuanwu SAMC”). According to the land use right agreements entered by Vimicro Jiangsu, the construction of the proposed research and development center should commence prior to December 31, 2010. In June 2012, Vimicro Jiangsu entered into an agreement with the Xuzhuang Committee, whereby the Committee agreed to provide support for Vimicro Jiangsu to further develop the research and development property project on the said land. In December 2012, Vimicro Jiangsu entered into an agreement with Xuanwu SAMC which agreed to purchase an office building to be built on the land for a pre-agreed price upon construction completion. Vimicro Jiangsu had not received the land use right certificate and therefore could commence construction as of December 31, 2012.

To fully carry out the plan set out in these agreements, Vimicro Jiangsu needs to reach agreements with, and obtain regulatory consent and approvals from, local regulators, including the conversion of the land-use rights to allow such development activities. The time and procedures for obtaining the above mentioned consents and approvals by the PRC regulatory authority may be subject to significant uncertainty and there is no assurance that Vimicro Jiangsu may receive the approvals, develop the project or otherwise complete the disposal using other options on a timely basis. Vimicro Jiangsu is in discussion with the relevant authorities on the extension of construction. However, the relevant government authorities might deny the request and impose penalties for the construction delay. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2012.

Other contingencies

In February 2010, Vimicro China entered into an agreement with the Beijing Municipal Bureau of Land and Resources to acquire the land use right for 5,047 square meters of land from the Beijing local government.  Upon acquisition of the land use rights, Vimicro China will be responsible at its own cost for the land grounding work (including the relevant removal and relocation work) and infrastructure construction work (including the relevant construction of access to road, water, electricity, telecommunication, gas, etc.).  The land will be the site of new office building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land use rights is RMB39.1 million ($5,900).  Pursuant to an agreement entered into in December 2006 between Vimicro China and Xinhua Agricultural Industrial & Commercial Co., (“Xinhua Agricultural”), the former holder of this land use right, Vimicro China shall transfer 35% of the total construction area of the same developed property to Xinhua Agricultural as compensation in kind for the expropriation of the land upon completion of the construction of the office building. Vimicro China submitted the application to land certificate and expected to obtain in 2013 before the construction officially starts. The proposed project is subject to governmental approval. Should the governmental authorities request to modify the project, the land and construction site areas, as well as the total cost for the project, may change.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

20.   COMMITMENTS AND CONTINGENCIES (CONT’D)

(e)           Contingencies (cont’d)

According to the agreement, the land should have been developed before August 31, 2010. In the event of delay, an application of extension should be submitted. Vimicro China applied for an extension; however, the application remained subject to local government agency approval as of December 31, 2012. It is possible that Vimicro China may be subject to penalties should the local government agency deny the application. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2012.

The construction plan of the office building of Vimicro China indicates that the building will block the sunlight of a kindergarten. It is reasonably possible that Vimicro China will be subject to a claim for compensation by the kindergarten before the government approves the building construction. The potential compensation, if any, cannot be reasonably estimated as of December 31, 2012.

(f)                                   Litigations

The Company is a party to other litigation matters and claims that are normal in the course of operations, and while the results of such litigation matters and claims cannot be predicted with certainty, management of the Company believes that the final outcome of such matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

21.  SUBSEQUENT EVENTS

As of December 31, 2012 Vimicro Shenzhen held land use right to a parcel of undeveloped land that the Company originally planned to use for the non-core IC business. In April 2013, the Group disposed off 100% equity interest in the parent company of Vimicro Shenzhen, whose assets primarily included the underlying land use right held by Vimicro Shenzhen, cash and outstanding due from the Group with carrying amounts of $980, $6,700 and $2,173, respectively, to Vimicro Management Zhongxing Tianshi Investment Corporation (“Vimicro Tianshi”) after the approval by the audit committee and the special independent committee. Vimicro Tianshi was set up by certain executives of the Company in the British Virgin Island as an offshore representative of the VMF Consulting Company. The consideration for the disposal was $10,000, based on a valuation performed by a third party appraiser.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

22.           CONDENSED FINANCIAL INFORMATION OF THE COMPANY

As of December 31, 2011 and 2012, the restricted net assets held by the Group’s consolidated PRC subsidiaries and VIE exceeded 25% of the Group’s consolidated net assets.

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323 The Equity Method of Accounting for Investments in Common Stock (“ASC 323”). Such investment is presented as “Investment in subsidiaries” on the separate condensed balance sheets of the Company and share of its subsidiaries’ profits or losses as “Share of net profits of subsidiaries” on the separate condensed statements of comprehensive loss of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2011 and 2012.

Regulations in the PRC permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2011 and 2012, the balance of the Company’s PRC subsidiaries’ statutory reserves was $2,782 and $2,782, respectively.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The Company has  $38,355 and $38,482 of cash and bank deposits in the PRC as of December 31, 2011 and 2012, respectively, of which $31,048 and $31,027 are denominated in RMB as of December 31, 2011 and 2012 respectively. The Company’s PRC subsidiaries had restricted cash of $3,520 and $2,593 as of December 31, 2011 and 2012, respectively, which was denominated in RMB.

In addition, the registered capital of the Company’s PRC subsidiaries is also restricted.

The Company had restricted net assets of  $64,512 and $70,457 as of December 31, 2011 and 2012, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

22.           CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	As of December 31
	2011	2012
Assets
Current assets:
Cash and cash equivalents	2,057	4,882
Amounts due from subsidiaries	64,303	62,904
Prepayments and other current assets, net	375	213
Total current assets	66,735	67,999
Investment in subsidiaries	19,774	10,880
Total assets	86,509	78,879
Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	1,103	806
Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 148,545,296 issued and 139,953,296 shares outstanding as of December 31, 2011 and 149,015,040 shares issued and 116,599,856 shares outstanding as of December 31, 2012.	15	15
Additional paid-in capital	158,879	161,017
Treasury stock at cost, 8,592,000 shares as of December 31, 2011 and 32,415,184 shares as of December 31, 2012.	(6,490)	(13,886)
Accumulated other comprehensive Loss	12,850	11,394
Accumulated deficit	(82,630)	(83,249)
Statutory reserve	2,782	2,782
Total shareholders’ equity	85,406	78,073
Total liabilities and shareholders’ equity	86,509	78,879

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

22.           CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2010	2011	2012
Operating expenses:
General and administrative	(1,752)	(1,815)	(1,638)
Loss from operations	(1,752)	(1,815)	(1,638)
Other income:
Interest income	12	—	1
Interest expense	—	—	(12)
Gain on disposal of marketable equity securities	367	1,517	—
Gain on disposal of equity interest	—	—	1,133
Others, net	228	159	159
Loss before income taxes	(1,145)	(139)	(357)
Income taxes expense	—	—	(41)
Loss before share of net loss of subsidiaries	(1,145)	(139)	(398)
Share of net loss of subsidiaries, net of taxes	(17,499)	(28,061)	(221)
Net loss	(18,644)	(28,200)	(619)
Loss attributable to ordinary shareholders	(18,644)	(28,200)	(619)
Other comprehensive income / (loss):
Foreign currency translation adjustment	1,503	1,835	12
Reclassification of foreign currency translation adjustment into earnings due to disposal of VMF Shanghai, net of tax	—	—	(1,468)
Unrealized gain on marketable equity securities	1,280	149	—
Reclassification of unrealized gain on marketable equity securities into earnings	(367)	(1,517)	—
Total other comprehensive income/(loss)	2,416	467	(1,456)
Total comprehensive loss	(16,228)	(27,733)	(2,075)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

22.           CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended as of December 31
	2010	2011	2012
Cash flows from operating activities:
Net loss	(18,644)	(28,200)	(619)
Adjustments to reconcile net loss to net cash used in operating activities:
Share of net loss of subsidiaries	17,499	28,061	221
Gain on sale of marketable equity securities	(367)	(1,517)	—
Gain on disposal of equity interest	—	—	(1,133)
Changes in assets and liabilities:
Amounts due from subsidiaries	(11,795)	1,841	1,413
Prepayments and other current assets	—	(130)	162
Accrued expenses and other current liabilities	891	(112)	(297)
Net cash used in operating activities	(12,416)	(57)	(253)
Cash flows from investing activities:
Proceeds from disposal of marketable equity securities	387	1,585	—
Proceeds from disposal of equity interest of VMF Shanghai	—	—	10,410
Net cash provided by investing activities	387	1,585	10,410
Cash flows from financing activities:
Repurchase of shares	(1,172)	(2,654)	(7,396)
Proceeds from exercise of share options	78	—	64
Net cash used in financing activities	(1,094)	(2,654)	(7,332)
Net (decrease)/increase in cash and cash equivalents	(13,123)	(1,126)	2,825
Cash and cash equivalents at beginning of year	16,306	3,183	2,057
Cash and cash equivalents at end of year	3,183	2,057	4,882