Form 20-F
period 2013-12-31
Vimicro International CORP
filed 2014-04-29
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2013, 104,014,754 ordinary shares were outstanding.

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

•                                          “Vimicro Guangdong” are to Vimicro Guangdong Corporation, a wholly-owned subsidiary of Vimicro China;

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

•                                          “Visiondigi” are to Shanghai Visiondigi Technology Co. Ltd, in which we beneficially own 12.03% of equity interest. See “Item 4. Information on the Company - A. History and Development of the Company - Our Recent Corporate Developments;” and

•                                          “Zhongtianxin” are to Zhongtianxin Science and Technology Co., Ltd., a company, in which Vimicro China beneficially owns a 51% equity interest. We do not control Zhongtianxin and our investment in Zhongtianxin is accounted for using the equity method. See “Item 4. Information on the Company - A. History and Development of the Company - Our Recent Corporate Developments.”

The following chart sets forth our corporate structure as of April 23, 2014.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2012 and 2013.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.0537 to $1.00, the noon buying rate in effect on December 31, 2013 in New York City for cable transfers of Renminbi as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may have a material adverse effect on your investment.” On April 18, 2014, the noon buying rate was RMB6.2240 to $1.00.

We and certain shareholders of the company completed our initial public offering of 8,697,063 ADSs, each representing four of our ordinary shares on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.”

GLOSSARY OF TECHNICAL TERMS

3G	third generation wireless network.

4G	fourth generation wireless network.

AAC	Advanced Audio Coding, a standardized lossy compression and encoding scheme for digital audio.

CMOS	Complementary Metal Oxide Semiconductor, a technology for constructing integrated circuits.

D1	one of the following video resolutions for TV specification: (i) 704x576 (TV PAL), (ii) 704x480 (TV NTSC), (iii) 720x576 (DVD-Video PAL) and (iv) 720x480 (DVD-Video NTSC).

DSP	digital signal processing, which is concerned with the representation of discrete time signals by a sequence of numbers or symbols and the processing of these signals.

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

IC	integrated circuit.

IP	internet protocol, which is the principal communications protocol in the internet protocol suite for relaying datagrams across network boundaries.

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth of an inch.

MIDI

Musical Instrument Digital Interface, an industry-standard protocol that enables electronic musical instruments, such as keyboard controllers, computers, and other electronic equipment, to communicate, control and synchronize with each other.

MPEG2	a standard for the generic coding of moving pictures and associated audio information.

MPEG4	a method of defining compression of audio and visual (AV) digital data.

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

SVAC

Surveillance Digital Video Audio Coding, a Chinese standard under development for the video surveillance solutions market employing advanced audio video coding technology. Vimicro China is a co- founder of the SVAC Working Group with Ministry of Public Security.

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

ViSS

Video Surveillance System, a video surveillance solution originally developed by Alcatel-Lucent Shanghai Bell Co., Ltd., or ASB, addressing the needs of telecom operators and local governments in China.

wafer	a thin, round, flat piece of silicon on which integrated circuits are etched.

PART I

ITEM 1.                         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                         KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and our consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

	For the Year Ended December 31,
	2009(1)	2010(1)	2011(1)	2012	2013
	(in thousands of U.S. dollars, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	51,237	74,144	58,972	71,187	64,525
Cost of revenue	(34,822)	(49,097)	(38,459)	(45,146)	(42,141)
Gross profit	16,415	25,047	20,513	26,041	22,384
Operating expenses	(29,538)	(31,843)	(49,134)	(31,747)	(33,258)
—Research and development, net	(15,739)	(17,707)	(19,005)	(8,881)	(11,627)
—Sales and marketing	(3,419)	(5,369)	(12,050)	(9,174)	(9,488)
—General and administrative	(10,380)	(8,767)	(11,480)	(12,244)	(12,143)
—Asset impairment	—	—	(6,599)	(1,448)	—
(Loss)/income from continuing operations attributable to Vimicro International Corporation	(8,048)	(102)	(13,264)	1,383	(8,418)
Loss from discontinued operations attributable to Vimicro International Corporation	(10,719)	(18,542)	(14,936)	(2,002)	—
Net loss attributable to Vimicro International Corporation	(18,767)	(18,644)	(28,200)	(619)	(8,418)
(Loss)/income per ordinary share for continuing operations
—Basic	(0.06)	(0.00)	(0.09)	0.01	(0.07)
—Diluted	(0.06)	(0.00)	(0.09)	0.01	(0.07)
(Loss)/income per ADS for continuing operations
—Basic	(0.22)	(0.00)	(0.37)	0.04	(0.29)
—Diluted	(0.22)	(0.00)	(0.37)	0.04	(0.29)
Loss per ordinary share for discontinued operations
—Basic	(0.07)	(0.13)	(0.10)	(0.02)	—
—Diluted	(0.07)	(0.13)	(0.10)	(0.02)	—
Loss per ADS for discontinued operations
—Basic	(0.30)	(0.50)	(0.41)	(0.06)	—
—Diluted	(0.30)	(0.50)	(0.41)	(0.06)	—
Weighted -average number of shares used in (loss)/income per share calculations
—Basic	143,182	147,816	145,124	123,254	114,687
—Diluted	143,182	147,816	145,124	127,624	114,687

(1)              Figures in 2009 through 2011 were adjusted to reflect the restructuring in investments in, and the deconsolidation of, Visiondigi in 2012. Results of such disposed businesses are presented under “discontinued operations.” See “Item 4. Information on the Company - A. History and Development of the Company - Our Recent Corporate Developments.” In addition, (a) figures in 2009 were adjusted to reflect the disposal of our non-core IC businesses in December 2010 (results of such disposed businesses are presented under “discontinued operations,” except with respect to the entities to be disposed which holds certain related property interests), and (b) Figures in 2009 through 2010 were adjusted to reflect the disposal of our mobile phone multimedia processor business in December 2011 (results of such disposed businesses are presented under “discontinued operations”). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data
Cash and cash equivalents	84,510	69,491	49,227	55,532	35,869
Total assets	178,275	171,925	137,297	144,494	158,232
Total liabilities	16,451	25,893	28,957	49,265	75,918
Number of ordinary shares	147,643	147,136	139,953	116,600	104,014
Additional paid-in capital	151,672	156,415	158,879	161,017	158,384
Total shareholders’ equity	161,824	146,032	108,340	95,229	82,314

B.                                Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business

We are exposed to risks related to general economic conditions in domestic and international markets.

The uncertainty arising out of domestic and global economic conditions, including the global financial crisis and the related credit crisis, poses a risk to the economies in which we operate. Such uncertainty has impacted demand for our products and services, and may impact our ability to manage normal relationships with our customers, suppliers and creditors. The markets for semiconductor products and video surveillance products significantly depend on consumer spending and available capital and other financial resources for spending. Economic uncertainty exacerbates negative trends in consumer spending and may cause certain customers to delay, cancel, or refrain from placing orders, which may affect our business and operating results. In addition, any tightening of liquidity in China and elsewhere in the world might also negatively influence market recovery.

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

Our financial condition and results of operation have been negatively affected by weakening global economic conditions and intense industry competition in recent years. Our net revenue increased from $59.0 million in 2011 to $71.2 million in 2012, and decreased to $64.5 million in 2013. Our gross profit increased from $20.5 million in 2011 to $26.0 million in 2012, and decreased to $22.4 million in 2013. We incurred a net loss attributable to Vimicro International Corporation of $28.2 million, $0.6 million and $8.4 million in 2011, 2012 and 2013, respectively. We had net cash used by operating activities of $26.8 million in 2011, net cash provided in operating activities of $7.1 million in 2012 and net cash used by operating activities of $14.8 million in 2013. There is no assurance that our revenues and gross profits will continue to increase, or that we will be able to generate net profit in the near future, or at all. Our financial condition and results of operations could also fluctuate significantly due to changes in our product mix and the industry environment. In addition, we may continue to grant options to employees and consultants in the future to retain and recruit key personnel and may therefore continue to incur share-based compensation expenses.

The development and ramping-up plan of our video surveillance operations involves risks.

We plan to allocate additional resources to the development and ramping-up of our video surveillance operations. In particular, in May, 2013, Vimicro Tianjin completed the construction of a project for the research, development and production of digital high-definition video surveillance products and solutions. We may plan for additional development projects on this parcel of land based on our operational needs. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” We are in the process of applying for the necessary governmental approvals to utilize this facility.There are risks associated with our planned expansion of business into the video surveillance market and the development project, including without limitation, our ability to:

•                                          successfully design and develop video surveillance products and solutions that can be applied for commercial production and meet market demands;

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

In addition, the loans provided by banks include covenants and restrictions that could limit our flexibility in planning for or reacting to market conditions or in meeting our capital needs or that may otherwise restrict our operations or corporate activities. We cannot assure you that we will be able to effectively manage our planned expansion. We may not have, or be able to raise, sufficient capital to service or refinance our indebtedness or to complete the project and our ability to raise additional capital depends on market and regulatory conditions which we cannot control. In addition, the gross margin from our video surveillance business has historically been less than that of our video processor business which could lead to overall lower gross margins as we increasingly rely on our video surveillance business. We may fail to generate revenue, profit or operating cash flow as expected. Furthermore, our efforts to allocate additional resources, managerial or financial, to the video surveillance business may adversely affect our ability to manage and grow our other business operations. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Any changes in government policies on surveillance and safety system installation and operation may cause our revenues and profits to decrease.

We depend on state and local government policies mandating and funding surveillance and safety system installation and operation in China. For instance, our video surveillance business benefits from the government’s support of surveillance projects in China which promotes the installation of urban and suburban surveillance and monitoring networks to improve the safety-monitoring and alarm systems in cities. We expect that our video surveillance business will continue to rely on government policies in the foreseeable future. If such policies change, whether due to tightening budgets, shifting policy, or otherwise, initiatives promoting surveillance projects may be abandoned or cut back, and our financial condition and results of operations may suffer material adverse effects.

Our video surveillance products are subject to delivery acceptance, testing and approval.

We normally supply video surveillance products and services pursuant to agreements with general contractors or government agencies. The successful completion of our obligations under these contracts is often subject to delivery acceptance, satisfactory testing and approval of such products and services. Although we endeavor to satisfy the requirements of each of these contracts to which we are a party, no assurance can be given that the necessary approval of our products and services will be granted on a timely basis or at all, and that we will receive any payments due to us. In some cases, we may depend on others to complete these projects which may also delay payments to us. Any failure to obtain these approvals and payments may have a material adverse effect on our business and future financial performance.

We sometimes extend credit to our customers in the video surveillance projects. Failure or delay in collecting trade receivables from these customers could affect our liquidity.

We extend credit to some of our customers in the video surveillance projects without requiring collateral in most cases. As a result, our claims for payment would rank as unsecured claims, which would expose us to the credit risks of our customers in the event of their insolvency or bankruptcy. Generally, our customers in the video surveillance projects pay in installments, with a portion of the payment upfront upon signing the sales contracts, a portion of the payment upon receipt of our products but before installation and a portion of the payment after installation and upon satisfaction of our customers. Sometimes, a portion of the payment may not be paid until after a certain period following the installation.

As of December 31, 2012 and 2013, accounts receivable due from ASB, a distributor of our video surveillance products, accounted for 48% and 33%, respectively, of our total accounts receivable. Net revenue generated from the same customer accounted for 11% and 7%, respectively, of our total net revenue in the same periods. We perform ongoing credit evaluations of our customers’ financial condition. Our provisions for doubtful accounts amounted to $2.2 million and $2.2 million as of December 31, 2012 and 2013, respectively. Our net working capital requirements could increase significantly if we offer longer payment terms to attract and retain large customers, including customers of our video surveillance products. We may encounter further issues with or material delay in collecting accounts receivable due from our customers, which could materially and adversely affect our financial condition and results of operations.

If our subcontractors fail to perform their contractual obligations, our ability to provide services and products to our customers, as well as our ability to obtain future video surveillance business, may be harmed.

We sometimes may enter into contracts with subcontractors who perform a portion of the video surveillance services that we provide to our customers. We may have disputes with our subcontractors, including disputes regarding quality and timeliness of the work performed by those subcontractors. Failure by one or more of our subcontractors to satisfactorily perform the agreed-upon services may materially and adversely impact our ability to fulfill our obligations to our customers, expose us to liability and cause a material adverse effect on our ability to compete for future business.

If the SVAC standard is not widely adopted, or if the deployment of the SVAC standard in China is slower than we expect, the growth of our video surveillance business will be adversely affected.

Reflecting our commitment to the video surveillance business, we are a co-founder and co-developer of the Surveillance Digital Video Audio Coding Standard Working Group, or SVAC Working Group. The goals of the SVAC Working Group are to develop standards for advanced audio video coding and safety systems and improve synchronization among various safety and alarm systems. In December 2010, the Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011.

We have invested substantial time and resources in developing and promoting the SVAC standard. The market for video surveillance products that adopt the SVAC standard is relatively new and its potential is uncertain. Our growth in video surveillance business depends in part upon the timely and broadly deployment of video surveillance products that adopt SVAC standards, which is affected by the extent that SVAC standard is adopted. The deployment of the SVAC standard depends upon many factors, for example: the promotion efforts and the incentives associated with government construction projects to adopt the SVAC standard; end-use customers’ awareness and acceptance of the SVAC standard; any favorable business benefit derived from the SVAC-based products and system applications to the end-use customers; the maturity and the degree of the serialization of the SVAC-based products and system applications; and the number of the suppliers and the suppliers’ capability to provide SVAC products to meet end-users’ demand. In addition, even if the video surveillance market for SVAC projects is fully developed, our success will still depend upon the selection by existing and potential customers of our products for use in their projects. If the SVAC standard is not broadly adopted in a timely manner or our products are not selected by customers, the growth and success of our video surveillance business will be adversely affected. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Due to the nature of our business, we do not have significant amounts of recurring revenues from our existing customers, and we are highly dependent on new business development.

Most of our revenues are derived from the installation of video surveillance systems which are generally non-recurring. Our customers are primarily governmental entities and their affiliates such as cities, municipalities and provinces, non-profit organizations and commercial entities, such as airports, customs agencies, banks and theaters. We install video surveillance systems for these customers and generate revenues from the sale of these systems to our customers and, to a lesser extent, from maintenance of these systems for our customers. After we have installed a solution at any particular customer site, we have generated the majority of revenues from that particular customer. We do not expect to generate significant revenues from any existing customer in future years unless that customer has additional installation sites for which our services might be required. Therefore, in order to maintain a level of revenues each year that is at or in excess of the level of revenues we generated in prior years, we must identify and be retained by new customers or work on new projects for existing customers. If our business development, marketing and sales techniques do not result in an equal or greater number of projects of at least comparable size and value for us in a given year compared to the prior year, then we may be unable to increase our revenues and earnings or even sustain current levels in the future.

Future government regulations or other standards could have an adverse effect on our operations.

Our operations are subject to a variety of laws, regulations and licensing requirements of state and local authorities in the PRC. In certain jurisdictions, we are required to obtain licenses or permits and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on us. In the event that these laws, regulations and/or licensing requirements change, we may be required to modify our operations or to utilize resources to maintain compliance with such rules and regulations. In addition, new regulations may be enacted that could have an adverse effect on us.

Our operating results are affected by peaks and troughs in our product delivery and project installation schedule and we may experience delays in our recognition of revenue.

We expect our results of operations to fluctuate significantly from period to period in the future. As we expand our video surveillance business, we expect the fluctuation to increase because the video surveillance business relies on a smaller number of large contracts. We generally recognize revenue from delivered hardware with bundled software when customer acceptance is obtained, which occurs when the customer acknowledges receipt of goods and the delivered hardware with bundled software meet vendor-specific criteria.  For installation services, we recognize revenue after obtaining acceptance of the related services. Our revenue and profit during any given period reflects the number of products shipped and projects installed during that period and are significantly affected by any peaks or troughs in our product delivery and project installation schedule. The fluctuation in revenue from our video surveillance business reflected the characteristics of our product delivery and project installation schedule. Our operating results may not be indicative of the actual demand for our products and installation services during the relevant period. In addition, because we do not recognize revenue from installation services until after obtaining acceptance from customers, we may experience delays in recognizing revenue for certain projects. As a result, it may be difficult for us to predict our performance quarterly or annually and our operating results for any period are not necessarily indicative of results that may be expected for any future period.

Our business is subject to a concentration of customers, and a significant portion of our video surveillance revenue comes from a small number of projects.

Our business is subject to a concentration of customers. Our top ten customers collectively accounted for approximately 89%, 91% and 82% of our revenue in 2011, 2012 and 2013, respectively. Richpower Co., Ltd., one of our major China-based distributors for our PC camera processor business, accounted for approximately 63% of our net revenue in 2012 and 26% of our net revenue in 2013. We expect to continue to rely on a concentration of China-based customers for our sales. We are especially dependent on a limited number of customers for our video surveillance business due to the project nature of such business, for which sales to our top five customers accounted for 72% of our total video surveillance revenue in 2013. In addition, our largest customers may change from time to time as we continue to expand our video surveillance market share. If a major customer ceases to order our products, or otherwise delays or reduces its order for our products, or if we fail to develop additional major customers, our business, operating results and financial condition could be materially and adversely affected. See “Item 4. Information on the Company—Business Overview—Customers.”

As we undertake a growing number of large-scale surveillance projects in our video surveillance business, we are also subject to certain concentration risks. Many of these large-scale surveillance projects are with government agencies and can take many months to complete. In order to successfully complete these projects, we need to ensure that we have sufficient cash to fund our working capital requirements and that we have sufficient technical and managerial resources to complete the projects in a timely manner and with acceptable quality. Any inability to complete the projects to the satisfaction of our customers, or any inability to receive payment upon completion, could materially and adversely affect our business, operating results and financial condition.

Future acquisitions, investments and divestitures may have an adverse effect on our ability to manage our business and may harm our operating results.

If we are presented with appropriate opportunities, we may acquire complementary technologies, businesses or assets. We may also consider divesting certain of our business operations to the extent our management deems it to be in the best interest of our shareholders and company. Future acquisitions, investments and divestitures would expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenue or cost savings associated with such acquisitions, investments or divestitures. Any difficulties encountered in the integration and divestiture process may have an adverse effect on our ability to manage our business. We have made and may continue to consider making strategic divestitures. To concentrate more on our video surveillance business and video surveillance processor business, we disposed of certain loss-making businesses, including our non-core IC businesses and our mobile phone multimedia processor businesses in 2010 and 2011. There is no assurance that the business divestiture may be completed as expected, or the projected cost savings and other benefits of such divestiture may be realized to our benefit, on a timely basis, or at all. We may also experience business interruptions in case the business divestiture was not executed successfully. We plan to allocate additional resources to the development of our video surveillance business. For example, we made investments and established Zhongtianxin in 2012. Any negative development in this regard may have a material and adverse impact upon our business, financial condition and results of operations.

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

Failure to obtain design wins could have a material adverse effect on our video processor business.

Our business significantly depends on our ability to obtain design wins whereby the product designers agree to incorporate our video processors into their new product designs. Once a video processor designed by a supplier has been incorporated into a product design, especially PC camera designs, the product designer tends to keep the same supplier for the life of the product as significant costs are generally required in association with qualifying a new supplier. This reluctance to change existing suppliers may be an entry barrier for new suppliers and there is no guarantee that we may qualify as suppliers to new customers we intend to sell our products to. On the other hand, the designers of PC camera and surveillance products constantly develop and introduce new products to the market, which requires suppliers, such as us, to continue to create innovative, highly integrated, low-power and cost-effective products and solutions in order to continue to achieve design wins from our current customers. Our failure to achieve design wins could have a material adverse effect on our business.

We face significant volatility in supply and demand conditions for our video processor products, and this volatility, as well as any failure by us to accurately forecast future supply and demand conditions, could materially and negatively impact our business.

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

Any downturn or reduction in the growth of these industries could seriously harm our business, financial condition and results of operations. We order materials and build our products based primarily on our internal forecasts, customer forecasts and existing orders. Existing orders may be cancelled and our forecasted orders may not be realized. There is no guarantee that we may adjust our orders for raw materials and manufacturing activities on a timely basis to reflect such changes. Because the video processor market is volatile and subject to rapid technological and price changes, our forecasts may be inaccurate, causing us to incur significant costs and expenses, which could negatively affect our business, financial condition and results of operations.

Our video processor business is dependent on sales of our PC camera processors.

We derive a significant portion of our net revenue from sales of our PC camera processors. In 2011, 2012 and 2013, we generated approximately 80%, 75% and 32%, respectively, of our net revenue from sales of PC camera processors. Even though our sales of PC camera processors have significantly decreased in 2013, we expect that sales of our PC camera processors will continue to be a major source of revenue for our video processor business in the near future. However, we also anticipate that revenue from surveillance processors will continue to increase as a proportion of the revenue from our video processor business. The success of competing products, negative development or slow-down in the growth of the PC camera market or any other adverse developments could result in decreased demand or lower average prices for these products, which could in turn result in a decrease in the revenue from the sale of these products. Any such negative development, or any inability to generate an increasing portion of revenue from surveillance processors, could materially and adversely affect our business, financial condition and results of operations.

Our video processor business depends on our ability to respond in a timely manner to the evolving video processor market and changing consumer preferences and industry standards.

Our business and future growth depends significantly on the development of the video processor market, which is evolving rapidly. The development of the video processor market depends on several factors, including changes in end user preferences and demand for multimedia functions and applications on end products. In addition, the video processor market is characterized by evolving industry standards, which are difficult for us to predict. If we do not respond to the evolving market, changing consumer preferences and industry standards in a timely manner, our business, financial condition and results of operations could be materially and adversely affected.

Our lengthy time-to-market makes it difficult for us to forecast revenue and increases the variability of our short-term results.

Our video processor products business is characterized by lengthy intervals between the product development stage and the volume sales stage. This interval, commonly referred to as time-to-market, typically ranges from three to six months for our video processors, and may be significantly longer for new customers. A number of factors contribute to the length of our time-to-market. After initially developing a product, we need to convince a customer to incorporate it into the design of the customer’s end product, which is referred to as a “design win.” Following the design win, we need to complete our product development and deliver our product to the customer, and the customer will then test and evaluate our product before completing the design of its own end product. Our customers may need one to two months or longer to test and evaluate our products and an additional three months or more to commence volume production of end products. Our lengthy time-to-market makes it difficult for us to forecast revenue and results in fluctuations in our short-term results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can start to generate revenue from the product. In addition, there is no guarantee that a design win will result in volume production or sales of our product. We may not be able to generate sufficient revenue and profit from a new product to offset the operating expenses incurred in connection with the development and sale of that product.

We may be unable to accurately predict demand for our video processors, which may result in product shortages or excess inventory or obsolete inventory.

The lead time required by the foundries that we use to fabricate wafers and manufacture our video processors is generally longer than the lead time our customers may require for delivery of our products to them. Consequently, we must forecast our anticipated manufacturing needs and place binding manufacturing orders with these foundries before we receive purchase orders from our customers. This may result in shortages or excess inventory because we cannot easily adjust our orders or commitments. Obtaining additional supply in the event of inventory shortages may be costly or impossible, particularly in a short time frame, which could prevent us from fulfilling orders from our customers. In line with industry-wide increases in foundry lead times, the lead times the foundries require to manufacture our new video processors have grown longer, which has led to an increase in our inventory levels. These lead times may increase further, which may in turn cause us to increase our inventory levels. In addition, like most semiconductor products, our video processors are often susceptible to rapidly declining average selling prices or product obsolescence. Excess inventory levels, whether due to inaccurate forecasts, lengthening foundry lead times or other reasons, could result in unprofitable sales or write-offs of excess or obsolete inventory. Consequently, any such negative development could adversely affect our business, operating results and financial condition.

We depend on third-party foundries to manufacture our video processors. Failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products, cause us to lose revenue and damage our customer relationships.

We rely on Taiwan Semiconductor Manufacturing Company, or TSMC, and Semiconductor Manufacturing International Corporation, or SMIC, to manufacture our video processors. We face several risks associated with our dependence on these third-party foundries, including:

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

The ability of a foundry to manufacture our video processors is limited by its available production capacity. Neither of these third-party foundries has allocated a fixed level of production capacity to us. It is difficult for us to accurately forecast our capacity needs. We do not have any long-term agreement with any foundry and we typically place orders with them on a purchase order basis, depending on our own customers’ purchase orders and sales forecasts. These foundries can allocate their production capacities to their other customers and reduce deliveries to us on short notice. It is possible that other customers of these foundries are larger with more financial and other resources than we are, or have long-term agreements with these foundries. Foundries may allocate their production capacities to these customers on a preferential basis in the event that they experience shortage in production capacity. Any shortfall in available foundry capacity could significantly delay our ability to ship our products, cause us to lose revenue and damage our customer relationships.

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

We rely on independent assembly and testing houses to assemble and test substantially all of our current video processors either for the foundry or directly for us. As a result, we do not have direct control on our product delivery schedules, assembly and testing costs or quality assurance and control. We currently engage Advanced Semiconductor Engineering, Inc., or ASE, and Siliconware Precision Industries Co., Ltd., or SPIL, for our assembly and testing requirements. If either of these assembly and testing houses experiences capacity constraints or financial difficulties or suffers any damage to their facilities, or if there is any other disruption of operations, we may not be able to obtain alternative assembly and testing services in a timely manner. We do not have long-term agreements with either of our independent assembly and testing houses. We typically procure services from them on a per-order basis. Because of the lengthy period required to qualify third-party assembly and testing houses, we could experience significant delays in product shipments if we are required to qualify an alternative assembly and testing house for our products on short notice. Any issue we may experience in this regard could negatively affect our product delivery, product quality or result in increased operating costs and expenses, which could in turn damage our reputation and result in a loss of customers. Our business and results of operations could be materially and adversely affected as a result.

Our video processor business significantly depends on our customers’ ability to successfully sell their products incorporating our video processors.

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

Our business relies on certain foundries and assembly and testing houses in Taiwan. In particular, we currently rely on TSMC, one of our principal foundries, to manufacture a majority of our video processors. In addition, we also use ASE as one of our assembly and testing houses. These two entities are both located in Taiwan, which is susceptible to earthquakes, typhoons, floods and other natural disasters. Taiwan has historically experienced severe earthquakes that have caused significant casualties and property damage. In addition, TSMC and ASE are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of communicable diseases. The occurrence of any of the foregoing could disrupt the operations of TSMC and ASE, resulting in significant delays in deliveries or substantial shortages in supply. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to risks relating to our development of facilities on land held by Vimicro Jiangsu

Vimicro Jiangsu holds land use rights to a parcel of undeveloped land that we originally planned to use for our non-core IC businesses. We currently plan on using the property to develop offices, sales and research facilities. We will use a portion of these facilities for our own purposes and the remaining portion we will sell to third parties through the assistance of the local government. Such third party buyers and the terms of the relevant sales agreements will need to be approved by the local government. The sale of a portion of the units to qualified third parties is in line with the government policy of attracting investment to the local area. For a detailed discussion of our current plan with respect to the land held by Vimicro Jiangsu, see “Item 4. Information on the Company—D. Property, Plant and Equipment.” The construction of this project involves a number of risks including:

•                            our ability to sell completed units to purchasers at acceptable prices, or at all;

•                            our ability to reach agreements with, and obtain regulatory consents and approvals from, local regulators, for the conversion of the land use rights and issuance of ownership certificates to allow us to dispose of property units to be built on the land;

•                            our ability to use the completed units for our business needs;

•                            our ability to work effectively with partners in developing the property and selling units of the property;

•                            potential fines and penalties for delays in development of the property;

•                            our ability to obtain necessary cash and financial resources to complete the construction of this project; and

•                            our ability to apply for and acquire necessary governmental approvals in developing the property and selling units of the property.

Any such negative development could have a material and adverse effect on our business, financial condition and results of operations. In November 2013, we entered into an agreement with the Nanjing Bureau of Land and Resources, or the Bureau. Pursuant to this agreement, we agreed to pay a security deposit of RMB1.8 million ($0.3 million) to the Bureau. The Bureau has agreed to repay us half of this amount if we commence construction by May 15, 2014 and the other half if we complete construction by May 15, 2016. However, failure to meet these deadlines could cause us to lose the deposit that we have paid.

We are currently managing construction projects with significant capital expenditure requirements and may continue to manage such projects in the future, including the development of the property held by Vimicro Jiangsu. See “Item 4. Information on the Company—D. Property, Plant and Equipment.” We are required to obtain various governmental approvals at the different stages of our construction projects, and there is no assurance that we will be able to obtain such approvals on a timely basis. In addition, the relevant governmental authorities may require us to make material changes to our initial designs as conditions to issue certain approvals, which may significantly increase the costs and capital requirements of our construction projects. Government authorities could also impose penalties or fines for any non-compliance issues or significant construction delays. In addition, we rely on independent contractors for the construction of these projects. The contractors may experience financial or other difficulties which may affect their ability to carry out construction work and thus delay the completion of the projects or cause us to incur additional costs. In addition, construction delays and specific site conditions at any site could affect the final cost and completion date of the projects, which may in turn disrupt our growth strategy and materially and adversely affect our operating results. An increase in the estimated or actual construction costs may require a higher capital expenditure than we had anticipated. Any such negative development could materially affect the progress of our construction projects, which in turn could have a material and adverse effect on our business, financial condition and results of operations.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras into which our products are incorporated. Sales to distributors accounted for 67%, 72% and 37% of our net revenue in 2011, 2012 and 2013, respectively. In 2013, there were two distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results of operations. If our major distributors defer orders or fail to place additional orders with us, our business, financial condition and results of operations could be materially and adversely affected.

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

We will require additional working capital to support our long-term business plan, which includes identifying suitable targets for horizontal or vertical mergers or acquisitions, fulfilling the agreements with general contractors or government agencies to provide the products and services for video surveillance projects, constructing additional projects for research, development, productions or office uses. Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from period to period, depending on the volume of business during the period and payment terms with our customers. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or through other sources. Additional equity financings could result in significant dilution to our shareholders and debt financing could adversely affect our earnings. If we are unable to raise additional capital, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competition on a timely basis, if at all. In addition, lack of financing could force us to substantially curtail or cease some of our projects.

Defects in our products could result in a loss of customers and a decrease in revenue, unexpected expenses and a reduction in market share.

Our products are complex and must meet stringent quality requirements. Complex products, such as our highly integrated single-chip video processor products, may contain defects, errors or viruses when they are first introduced or as new versions are released. If any of our products have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged and we may fail to obtain design wins, which could harm our ability to retain existing customers and attract new customers. In addition, these defects, errors or viruses could interrupt or delay sales to our customers. Because we cannot test for all possible scenarios, our products may contain errors which are not discovered until after they are shipped. If any of these problems are not found until after we have delivered our products to our customers, we may be required to incur additional development costs and costs associated with product recalls, repairs or replacements. Product defects may also result in product liability claims against us.

Our operating results have fluctuated in the past and we expect our operating results to continue to fluctuate.

Our revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from period to period. We expect that our revenue will continue to vary from period to period, making it difficult to predict our future operating results. In particular, we experience seasonality and variability in the demand for our products as our customers manage their inventories. Our customers tend to increase their inventories of our products in anticipation of the peak fourth quarter buying season for PCs and other devices into which our products are incorporated, which often leads to sequentially lower sales of our products in the first and fourth quarters. In addition, business activities in China generally slows down during the Chinese New Year period in the first quarter of each year, which may adversely affect our sales and results of operations during that period. We base our planned operating expenses in part on our expectations of future revenue. If our revenue for a particular period is lower than what we expect, we may be unable to proportionately reduce our operating expenses for that period, which could harm our operating results for that quarter.

Additional factors that could cause our results of operations to fluctuate include:

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

•                                          our ability to successfully design and introduce new products, including video surveillance products, in a timely manner that meet our customers’ needs;

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

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2013, we had 561 registered patents and 326 pending patent applications in China, 59 registered patents and 47 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan and four pending patent applications in South Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Selective acquisitions form part of our strategic expansion plan. Failure to successfully integrate the acquired business may affect the expected synergies from this acquisition and impede our overall growth strategy. Although we have conducted due diligence in connection with this acquisition, we may not be aware of all of the risks associated with the acquired business. Discovery of adverse information concerning the acquired business could have a material adverse effect on our business, financial condition and results of operations. Although we are entitled to claiming indemnification in certain circumstances, asserting indemnification or enforcing such indemnification could be costly and time-consuming and may not be successful at all.

We are subject to risks relating to our relationships with minority shareholders of our non wholly-owned subsidiaries and joint venture partners of our associated companies.

We have one significant non wholly-owned subsidiary, Vimicro Tianjin. The constitutional documents of Vimicro Tianjin require an affirmative vote of a qualified majority of the shareholders to take certain actions, which could have the consequence of slowing down the decision-making process for the subsidiary. In addition, the other major shareholder of Zhongtianxin, a joint venture established in 2012 in which we beneficially own 51% of equity interest, may exercise substantive participating rights in accordance with the constitutional documents of Zhongtianxin. We cannot assure you that we will maintain sound relationships with the other shareholders of these entities, and we may be required to dispose of our interests in any of such entities in the future or to purchase such interests held by the other shareholders. Failure to maintain relationships with the other shareholders of our non wholly-owned subsidiaries and associated companies may result in material disputes or disruptions of the operations of these subsidiaries, any of which could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of its internal control over financial reporting. Our management has conducted an evaluation of our internal control over financial reporting, and concludes that our internal control over financial reporting as of December 31, 2013 is effective.

We are continuously improving our internal control over financial reporting in line with the development of our business, including the recent expansion of our operations in the security and surveillance market. However, we cannot assure you that our efforts to improve and develop our internal control over financial reporting will be effective or any material weaknesses in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Contractual arrangements between Vimicro China and Vimicro Hong Kong may be subject to scrutiny by the Hong Kong tax authorities and a finding that Vimicro Hong Kong owes additional taxes could substantially reduce our financial performance and the value of your investment.

We use Vimicro Hong Kong, a wholly-owned subsidiary of Vimicro China incorporated in Hong Kong, to facilitate a substantial portion of our overseas sales activities, primarily due to Vimicro Hong Kong’s close proximity to our clients as well as foundries and assembly and testing houses located in Taiwan and Hong Kong. Vimicro Hong Kong and Vimicro China have entered into a contractual arrangement pursuant to which Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed by Vimicro China. We could be subject to material and adverse tax liabilities if the Hong Kong tax authorities determine that such contractual arrangement for royalty payments were not entered into on an arm’s-length basis and adjust Vimicro Hong Kong’s taxable income in the form of a transfer pricing adjustment. In addition, the Hong Kong tax authorities may impose late payment fees and other penalties on Vimicro Hong Kong for underpaid or unpaid taxes. Our financial performance may be materially and adversely affected if Vimicro Hong Kong’s tax liabilities increase or if it is found to be subject to related fees or penalties. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

Vimicro Hong Kong’s application for claims in the future may not be successful and as a result, the penalties to those underpaid taxes might be invoked and the royalty payments to Vimicro China could be subject to withholding tax.

In September 2006, Vimicro Hong Kong lodged offshore claims for all years since its commencement of operations in 2002. Based on the territorial source principle of taxation in Hong Kong, we believe that Vimicro Hong Kong has a reasonable basis to obtain the approval for such offshore claims. If the offshore claims are approved by the tax authorities in Hong Kong, Vimicro Hong Kong will not be subject to profits taxes on its operations or withholding taxes on its royalty payments to Vimicro China. In November 2012, Vimicro Hong Kong obtained a notice of no tax adjustment for the years from 2005/06 to 2008/09 and a Notice of Revised Assessment and Refund of Tax for 2004/05 and Notice of Provision Tax for 2005/06 from the Hong Kong Inland Revenue Department. As such, Vimicro Hong Kong’s offshore claims for such periods have been accepted by the tax authorities in Hong Kong. We believe that Vimicro Hong Kong is highly likely to obtain approval for its offshore claims and enjoy exemptions of profits taxes for 2010/11, 2011/12 and 2012/13 in Hong Kong, as there has been no change in its business model since 2009. However, we cannot assure you that Vimicro Hong Kong will be able to enjoy such favorable tax treatments. If the tax authorities in Hong Kong decline Vimicro Hong Kong’s offshore claims in the future, Vimicro Hong Kong could be required to pay unpaid or underpaid taxes and be subject to penalties, which could materially and adversely affect our business, financial condition and results of operations.

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

The video processor market and video surveillance market are intensely competitive and are characterized by frequent technological changes and evolving industry standards. Our video processor business is comprised of two sub-product lines: PC camera processors and surveillance processors. In the PC camera processor market, we face competition primarily from ALi Corporation, EMPIA Technology Inc., Sonix Technology Co. Ltd. and Sunplus Technology Industrial Corp. In the surveillance processor market, we face competition primarily from Texas Instruments Incorporated, HiSilicon Technologies Co., Ltd. and Ambarella Incorporated.

A large number of companies in China also engage in the business of designing, manufacturing and installing video surveillance products. We also face competition from international companies since China’s entry into the World Trade Organization in 2001. In our video surveillance business, we face competitions from companies such as Sony, Samsung, Texas Instruments Incorporated, NXP Semiconductors N.V., Zhejiang Uniview Technologies Co., Ltd. and STMicroelectronics Dahua Technology, Axis, HiSilicon Technologies Co., Ltd. and Ambarella Incorporated.

We expect competition to increase in the markets in which we conduct our business. Increased competition may result in price reductions, reduced margins and market share and increased marketing and research and development expenditures. Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do and may be able to respond to changing market conditions and customer requirements more quickly and effectively. We cannot assure you that we will be able to compete effectively and increase or maintain our revenue and market share in the video processor market and video surveillance market or compete successfully against our current or future competitors. If we are unable to successfully compete with existing and future competitors, our business, financial condition and results of operations could be materially adversely affected.

Our video surveillance product offerings involve a lengthy sales cycle and we may not anticipate sales levels appropriately, which could impair our profitability.

Some of our video surveillance products and services are designed for medium to large commercial, industrial and government facilities to protect valuable assets or prevent intrusion into high security facilities in China. Given the nature of our products and the customers that purchase them, sales cycles can be lengthy as customers conduct intensive investigations and deliberate between competing technologies and providers. For these and other reasons, the sales cycle associated with some of our products and services is typically lengthy and subject to a number of significant risks over which we have little or no control. If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer.

We are subject to rapidly declining average selling prices, which may harm our revenue and gross profit.

Semiconductor products and electronics products into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our video processor products in the past to meet market demand, and expect that we will continue to face market-driven pricing pressures on our products in the short term as a result of the industry downturn and uncertain market conditions. We expect to face more pricing pressures on our video processor products, which would require us to reduce the production costs of our existing products and develop new products with better prices in order to stay competitive. We will focus on promoting our production scale and reducing production costs in our video processor products. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs.

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

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations and circulars with equivalent effect are subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprises” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and relevant local authorities. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not be automatically applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China is currently recognized as a “high and new technology enterprise” under the New EIT Law which entitles Vimicro China to a preferential tax rate of 15% for three years starting from January 1, 2011. We cannot assure you that Vimicro China will continue to qualify for such status under governmental evaluations in the future. For example, in the past, we received certain preferential tax treatment as an integrated circuit design enterprises, or ICDE; however, we are no longer eligible for such preferential tax treatment. In the event the preferential tax treatment for Vimicro China is discontinued, it will become subject to the standard PRC enterprise income tax rate, which could materially increase our tax obligations.

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

The majority of our revenue, cost of revenue and operating expenses are denominated in RMB, while a portion of non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which is pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

On October 21, 2005, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicle, or Circular 75. On November 19, 2012, SAFE issued Notice on Further Improving and Adjusting Foreign Administration Policies in Respect of Foreign Direct Investment, or SAFE Circular 59, which became effective on December 17, 2012. SAFE Circular 59 provides, among other things, detailed implementing rules on initial registration procedures relating to incorporation of offshore special purpose vehicles owned by onshore residents and amendment registration procedures relating to changes to such offshore special purpose vehicles. Pursuant to Circular 75 and SAFE Circular 59, a PRC resident is required to complete the initial registration with the local SAFE counterpart before incorporating or acquiring control of an offshore special purpose vehicle, with assets or equity interests in an onshore company located in the PRC, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or handle a filing procedure upon (i) injection of the assets or equity interests in an onshore company or undertaking of offshore financing, and (ii) a material change that may affect the capital structure of the special purpose vehicle. Under Circular 75, the fulfillment of the initial and amended SAFE registrations is a prerequisite for other regulatory approvals and registrations required for relevant cross-border investment activities and capital flows, such as the offshore entity’s inbound capital contribution or provision of shareholder’s loans to the onshore entity and the onshore entity’s payment of dividends or repatriation of liquidation proceeds, equity interests disposal proceeds or capital reduction to the offshore entity.

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws, and our PRC subsidiaries, including Vimicro China, are foreign-invested enterprises. Various regulations in China restrict or prevent foreign-invested entities from holding certain licenses required to operate value-added telecommunications business, including wireless value-added telecommunications business. In light of these restrictions, we plan to rely on Vimicro Sky-Vision to hold and maintain the permits and licenses necessary to operate our wireless value-added telecommunications business in China. Vimicro Sky-Vision has had no substantive operations since its incorporation. We do not possess any equity interest in Vimicro Sky-Vision, but we receive certain economic benefits from it through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with each of Vimicro Sky-Vision’s shareholders, which provide us with substantial control over Vimicro Sky-Vision. For a description of these contractual arrangements with Vimicro Sky-Vision and its shareholders, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.”

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

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or if we fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including but not limited to imposing fines, issuing rectification orders, confiscating our income, revoking Vimicro China’s or Vimicro Sky-Vision’s business and operating licenses, requiring us to restructure the relevant ownership structure or operations or requiring us to discontinue all or any portion of our wireless value-added telecommunication business. We did not derive any revenues from our wireless value-added telecommunications business in 2013 and we currently do not have any plan to operate wireless value-added telecommunications business in the foreseeable future.

Our contractual arrangements with Vimicro Sky-Vision and its shareholders, respectively, may not be as effective in providing control over Vimicro Sky-Vision as direct ownership.

We plan to conduct our wireless value-added telecommunication business in China through Vimicro Sky-Vision, which was set up in March 2010. There have been no substantive operations since its incorporation. Our contractual arrangements with Vimicro Sky-Vision and its shareholders provide us with effective control over Vimicro Sky-Vision. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of Vimicro Sky-Vision and Vimicro Sky-Vision becomes our VIE. Accordingly, we consolidate the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations.  On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. The accounting firms involved have the ability to appeal and if appealed, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC.  While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm is denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find in a timely manner another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Market, which event would effectively terminate the trading market for our ADSs in the United States, and/or to the SEC’s revoking the registration of our ADSs under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ADSs in the United States.

Risks Related to the Shares and ADSs

We believe we were a passive foreign investment company for the taxable year ended December 31, 2013, which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2013. In addition, it is likely one or more of our subsidiaries were also PFICs for such year. A non-United States corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2013, certain adverse United States federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

•                                          conditions in the PC camera and video surveillance markets;

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

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue, the performance of video surveillance projects and construction of office buildings. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure our existing shareholders that financing will be available in amounts or on terms acceptable to us, if at all.

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

We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through Vimicro China. A majority of our directors and officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would impose liabilities in original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides significantly less protection to shareholders when compared to the laws of the U.S.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

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

The following descriptions set forth detailed information of our current significant subsidiaries and affiliated entities:

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

•                          Vimicro Jiangsu, established in Jiangsu in December 2007 as limited liability company with an approved operating period of 20 years. Vimicro Jiangsu owns land use rights to a parcel of property on which it plans to develop office and research/manufacturing facilities, a portion of which we will use for our own purposes and a portion of which we will lease to third parties. See “Item 4. Information on the Company—D. Property, Plant and Equipment”;

•                          Vimicro Tianjin, established in Tianjin in December 2008 to focus on the design, manufacture and sales of video surveillance products. It is a limited stock corporation incorporated by (i) Vimicro China, (ii) the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area, or Tianjin SAMC, and (iii) the Vimicro Management Foundation, or VMF, a limited partnership with Zhonghan (John) Deng and Zhaowei (Kevin) Jin as limited partners who are members of our management team and managed by Dr. Xiaodong (Dave) Yang, the general partner of VMF, who acted as our director until May 2012, to provide investment and consulting services. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. VMF holds a nominal ownership interest. Pursuant to agreements between Vimicro China and VMF, we obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. VMF also granted us an exclusive right to acquire from VMF the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by VMF. It is necessary for VMF to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. In 2009, Vimicro Tianjin acquired the complete ViSS business from ASB, including all equipment, inventories, business contracts, intellectual property and employees in China for a total consideration of approximately RMB56.0 million. In addition, Vimicro and ASB agreed to continue to cooperate on the related fields in the future. Through Vimicro Tianjin, we are also constructing a new facility for the research, development and production of digital high-definition video surveillance products and solutions. For more information about this project, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures;”

•                          Vimicro Guiyang, wholly owned and established by Vimicro Tianjin in Guiyang in January 2012 as a limited liability company with an approved unlimited operating period. Vimicro Guiyang focuses on the design, manufacture and sales of video surveillance products, as well as the execution and maintenance of local video surveillance projects;

•                          Vimicro Fuzhou, established in Fuzhou in July 2012 as a limited liability company with an approved long-term operating period. Vimicro Fuzhou focuses on producing and marketing SVAC-based security surveillance products in Fuzhou, the capital city of Fujian province in China;

•                          Vimicro Guangdong, established in Zhuhai, Guangdong in March 2014 as a limited liability company with an approved unlimited operating period. Vimicro Guangdong focuses on producing and marketing SVAC-based security surveillance products in Guangdong; and

•                          Vimicro Sky-Vision, established in March 2010 as a limited liability company. Zhonghan (John) Deng, our chairman and chief executive officer, and Zhaowei (Kevin) Jin, our president and chief operating officer, hold 67% and 33% of the equity interest in Vimicro Sky-Vision, respectively. We entered into a series of contractual arrangements with Vimicro Sky-Vision and its shareholders. As a result of these contractual arrangements, Vimicro Sky-Vision became a VIE of our company, and we are considered to be the primary beneficiary of Vimicro Sky-Vision. Accordingly, we consolidated the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements. To comply with the PRC regulations that restrict foreign ownership in value-added telecommunications business in China, we conduct our wireless value-added telecommunication operations, particularly the mobile surveillance business, through Vimicro Sky-Vision. There have been no substantive operations since its incorporation.

Contractual Arrangements with Vimicro Sky-Vision and its Shareholders

In order to comply with PRC laws restricting foreign ownership in the wireless value-added telecommunication business in China, we plan to conduct all of our wireless value-added telecommunication business through Vimicro Sky-Vision. We expect that Vimicro Sky-Vision will apply and hold the licenses and permits required to operate our wireless value-added telecommunication services. There have been no substantive operations since its incorporation. The equity interest in Vimicro Sky-Vision was owned 67% by Zhonghan (John) Deng, our chairman and chief executive officer, and 33% by Zhaowei (Kevin) Jin, our president and chief operating officers, upon its establishment in March 2010. Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision entered into a series of agreements that became effective on March 5, 2010 through which we exercise effective control of Vimicro Sky-Vision and can receive economic benefits generated from its shareholders’ equity interests. The following is a summary of the agreements currently in effect:

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

In the opinion of our PRC counsel, King & Wood Mallesons, (i) the ownership structure and the business and operation model of Vimicro China and Vimicro Sky-Vision comply with current PRC laws and regulations; and (ii) each contract under Vimicro China’s contractual arrangements with Vimicro Sky-Vision and each of Vimicro Sky-Vision’s shareholders is valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of King & Wood Mallesons. See “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—If the PRC government determines that the contractual arrangements that establish the structure for operating our wireless value-added telecommunications business do not comply with applicable PRC laws and regulations, we could be subject to penalties.”

Our Recent Corporate Developments

Disposal of non-core IC businesses

In December 2010, we adopted the plan to dispose our loss-making non-core IC businesses and three entities holding related land use rights to VMF Consulting Company, a related party, for cash consideration. In December 2010, we completed the disposal of Wuxi Vimicro Corporation, or Vimicro Wuxi, the entity engaging in such business, to VMF Consulting Company by transferring 95% of the equity interest in Vimicro Wuxi. In 2012 and September 2013, we completed the transfer of 4.9% and the remaining 0.1% of the equity interest in Vimicro Wuxi to VMF Consulting Company, respectively.

In 2012, we disposed of our interest of Vimicro VMF Shanghai Corporation, the parent company of Vimicro Shanghai, to Vimicro Xingguang Corporation, an affiliate of VMF Consulting Company, for a total consideration of $10.4 million. In April 2013, we transferred our interest in Vimicro VMF Shenzhen Corporation, or VMF Shenzhen, the parent company of Vimicro Shenzhen, to Vimicro Management Zhongxing Tianshi Investment Corporation, or Vimicro Tianshi, an affiliate of VMF Consulting Company for a total consideration of US$10.0 million. The consideration was based on a valuation performed by a third party appraiser. We received $5.0 million of this amount in 2013, and $3.8 million and $1.2 million in January and April 2014, respectively.

We had also planned to dispose of Vimicro Jiangsu to divest the land use right associated with our non-core IC businesses. However, after discussions with the Administrative Committee of Nanjing Xuzhuang Software Industrial Base, we were informed that it would be difficult to obtain the necessary approvals to dispose Vimicro Jiangsu. We currently plan on using the property to develop offices, sales and research facilities. We will use a portion of these facilities for our own purposes and the remaining portion we will sell to third parties who are qualified and accepted by the local government. The sale of a portion of the units to qualified third parties is in line with the government policy of attracting investment to the local area. For a detailed discussion of our current plan with respect to the land held by Vimicro Jiangsu, see “Item 4. Information on the Company—D. Property, Plant and Equipment.”

Establishment of Zhongtianxin

In September 2012, we made investments to incorporate Zhongtianxin with Shanxi Guoxin Investment (Group) Corporation, or Guoxin Group, a financial holding group associated with the local government of Shanxi, and VMF Consulting Company to focus on security-surveillance investment, services and products, as well as developing relationships with security-surveillance customers initially in the local Shanxi market. In particular, Zhongtianxin will focus on the video surveillance business, particularly integrating, developing, producing and marketing SVAC-based security surveillance products and related video sensing and intelligence surveillance applications. Zhongtianxin will also focus on large-scale and capital-intensive projects, such as our projects in Taiyuan and Baoding Vimicro China and Vimicro Tianjin will continue to focus on surveillance processor products as well as video surveillance solutions. According to the terms of the agreement, the parties to the agreement would collectively (i) contribute RMB100 million for the registered capital of Zhongtianxin and (ii) contribute RMB100 million for a capital reserve for Zhongtianxin. In particular, Guoxin Group and VMF Consulting Company agreed to make cash contributions of RMB98 million and RMB4 million, respectively, to Zhongtianxin. In addition, Vimicro China agreed to make a cash contribution of RMB26 million and provide certain intellectual property, appraised at RMB72 million by an independent third-party valuation firm, as part of its investment in Zhongtianxin. As of December 31, 2013, these amounts had been paid in full.

Vimicro China, Guoxin Group and VMF Consulting Company each holds 49%, 49% and 2%, respectively, of the equity interests of Zhongtianxin. Pursuant to a nominee agreement between Vimicro China and VMF Consulting Company, VMF Consulting Company is holding the 2% of equity interest as nominee on behalf of Vimicro China. Our investment in Zhongtianxin is accounted for using the equity method as Guoxin Group may exercise substantive participating rights in accordance with the constitutional documents of Zhongtianxin. The establishment of Zhongtianxin reflects our efforts to expand our video surveillance business by cooperating with a state-owned enterprise and engaging in high cash demand video surveillance projects, such as build-transfer, or BT projects, and surveillance integration projects.

Beijing Zhongxing Tianshi Consulting Company, or VMF Consulting Company, is a related party controlled by Zhonghan (John) Deng and Zhaowei (Kevin) Jin, who are members of our management team and managed by Xiaodong (Dave) Yang, who acted as our director until May 2012.

Deconsolidation of Visiondigi

In 2012, we restructured our investments in and deconsolidated Visiondigi, an entity established in Shanghai in July 2009 to focus on research and development, production and sales of network video surveillance products and solutions. Visiondigi was incorporated as a limited liability company by Vimicro China and three DSP experts. In January 2010, Visiondigi introduced Ningbo Sunny Optoelectronic Information Co., Ltd., or Ningbo Sunny, a wholly-owned subsidiary of Sunny Optical Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange, as a minority shareholder. In 2012, we restructured our investments in Visiondigi. In particular, (i) we transferred 35.26% of the equity interest in Visiondigi to an independent third party individual for a consideration of RMB0.3 million, and (ii) entered into a nominee arrangement with the other shareholders of Visiondigi to hold an aggregate of 5.97% of equity interest on behalf of such shareholders. After the restructuring, we beneficially owned 12.03% of equity interest in Visiondigi. As a result, in 2012, we deconsolidated Visiondigi in 2012 and its financial results were presented as “discontinued operations” on our consolidated financial statements.

Repurchase of Shares held by General Atlantic

In December 2013 we entered into a purchase and sale agreement with General Atlantic investment funds to repurchase ordinary shares and ADSs held by General Atlantic. The securities owned by General Atlantic represented 19.6% of the Company’s outstanding shares as of the date of the Agreement. In December 2013, we repurchased 11,267,767 shares held by General Atlantic and in January 2014, we repurchased 11,267,755 shares held by General Atlantic. These two repurchases constituted all of the shares held by General Atlantic at that time. The total consideration for the transaction was approximately $11.1 million, which we funded from our working capital.

B.                     Business Overview

Overview

We are a leading video processor and video surveillance solution provider. Our video surveillance business comprises system-level solutions including surveillance cameras, system and management software, digital video decoders, recorders and servers. We believe the expansion of our video surveillance business will capitalize on China’s growing demand in this industry. Our video processor business comprises PC camera processors and surveillance processors that we design, develop and market. These mixed-signal semiconductor products are used in both PC/notebooks as well as surveillance products.

We have a growing video surveillance business which generated approximately 67.9% of our revenue in 2013 compared to 24.9% of our revenue in 2012. We aim to establish a leading position in the video surveillance market with our system-level solutions and semiconductor products. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of video semiconductor products and video surveillance products. To execute our strategy in relation to the video surveillance market, we co-founded the Surveillance Digital Video Audio Coding Standard Working Group, or SVAC Working Group. In December 2010, the Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011. The SVAC standard is the first national standard for the Chinese video surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China. For further information relating to our recent efforts in developing video surveillance market, see “—Our Solutions and Competitive Strengths—Leading Role in Developing the SVAC Standard.”

With respect to our video processor business, we are one of the leading suppliers of PC camera processors in terms of the number of peripheral PC cameras shipped worldwide in 2013. Our PC camera processors are incorporated into the products of well-known notebook computer vendors, such as the largest notebook vendor in the world and the largest personal computer maker in China. We provide a broad range of surveillance processors for surveillance applications ranging from home surveillance to professional commercial surveillance applications. Our surveillance processors provide various features such as image signal processing, video compression, audio compression, video analytics, video storage and networking.

We conduct most of our operations in China and believe that we benefit from our access to high-quality design talent, a competitive cost environment, growing electronics design and manufacturing industries and increasingly significant domestic video surveillance markets in China. Founded in 1999, we began volume shipments of our mixed-signal PC camera processors in September 2001. We introduced our first mixed-signal video products in September 2001. Our net revenue increased from $59.0 million in 2011 to $71.2 million in 2012, and decreased to $64.5 million in 2013. We incurred net loss attributable to Vimicro International Corporation of $28.2 million, $0.6 million and $8.4 million in 2011, 2012 and 2013, respectively.

Our Solutions and Competitive Strengths

Our solutions consist of semiconductors, software and system-level reference designs. We have designed our solutions to support a broad range of standards, baseband platforms and components in order to facilitate our customers’ designs, assembly and supply chain management processes. We believe that our products and solutions, our location in China and our team of experienced managers and engineers provide us with a number of significant competitive strengths, including:

•                          Leading Role in Developing the SVAC Standard. We aim to establish a leading position in the video surveillance market with system-level solutions and semiconductor products including surveillance processors, surveillance cameras, system and management software, digital video decoders, recorders and servers, among other things. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of video semiconductor products and video surveillance products. To execute our strategy in relation to video surveillance market. For more information and recent developments with respect to the SVAC standard, please see “Item 4. Information on the Company—B. Business Overview—Technology—Surveillance Video and Audio Coding (SVAC) standard.”

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

•                          Leading Design Capabilities in Audio, Imaging and Video Algorithms and Related Technologies. Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies. We are able to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of video processing, including sampling, filtering, coding, decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation). Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, and video and audio signal reconstruction. As a co-founder of SVAC Working Group, we initiated and participated in the establishment of the core algorithm for the SVAC standard. The proprietary intelligent video analysis algorithm can fulfill functions such as image quality diagnosis, overstepping analysis, face snapshot and recognition and calculation of the number of people within a camera’s view.

•                          Proprietary Technologies Enabling High Performance Signal Processing Capabilities. Our mixed-signal video processors enable high performance real-time processing of large volumes of audio, image and video signal data. Our adaptable processor architecture incorporates circuitry that can be modified by software commands to permit different types of tasks to be performed by the same processor. We believe that this architecture allows our products to achieve processing speed, signal quality and power consumption performance comparable to that obtained from competing fixed function hardware. However, unlike fixed function hardware, which is suitable for single applications such as video processing, our products can support a variety of multimedia applications such as audio, video and imaging using a single processor. Since our processors are designed solely for multimedia applications, rather than a broad spectrum of computing tasks, our processors avoid the need for the complex control software used by CPUs and baseband processors, and can therefore offer significantly better processing speed, signal quality and power consumption performance.

•                          Application-Level Software Development Capabilities. We seek to differentiate our products and speed our customers’ time-to-market through developing application-level software capabilities. We work closely with other technology leaders to enable innovative multimedia applications through the integration of value-added software features. We offer video management software, including a carrier-grade ViSS security platform that offers sophisticated centralized management of users, configurations and video monitoring, customized versions for various industries and diversified 3G, 4G terminal applications. Our video management software adopts SIP protocol, which is widely used in China’s telecom operator networks and tightly integrates with video analytics. It acts as a core piece that connects the hardware in a surveillance system and has a wide array of advanced features to cover customers’ surveillance needs. Our video management software also meets the requirement of GB/T.28181, the latest standard from the Ministry of Public Security of China.

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

•                          Ability to Enter Local Public Purchase Programs and to Penetrate Certain Vertical Domestic Markets. We have won various awards and endorsements from local governments in China for technological innovation and self-developed intellectual properties. Our extensive industry experience allows us to enter public projects, government procurement programs and vertical industries that are dominated by state-owned enterprises. We collaborate closely with various national research institutions and leading domestic enterprises in China to develop products and solutions that are tailored to specific local requirements, in areas of security, surveillance and other multimedia applications.

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

Products

We design, develop and market video surveillance solutions and mixed-signal video processors for PC cameras and surveillance products. We provide our customers with system-level solutions and comprehensive products that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. Our products support a broad range of standards, platforms and components in order to facilitate our customers’ designs and their assembly and supply chain management processes.

Video Surveillance Business

The video surveillance market primarily consists of video capturing, compression, transmission, storage, processing, display and video analysis products. We provide complete hardware-software surveillance solutions for our customers, which are used in a variety of government, business, and industrial applications. Our solutions fully support the SVAC standard, China’s domestic standard for surveillance video.

Our main products in the video surveillance business include hardware and software. The hardware portion of this business is comprised of digital video recorders (DVRs), network video recorders (NVRs), video servers, digital high-definition camera, and other equipment. The hardware is based on our proprietary integrated chips, which offers functions such as image signal processing, audio and video compression, video analytics, video storage, real-time network monitoring and other functions. Our video intelligent surveillance system (ViSS) software comprises the centerpiece of our video surveillance systems and this software is integrated into the surveillance solutions that we sell. ViSS offers a platform for unified surveillance, storage and management solutions utilizing broadband network infrastructure to connect independent monitoring sites across a broad geographical area. ViSS can meet the monitoring needs of city roadways, airports, shopping centers, banks, schools, and other large facilities where surveillance is vital. ViSS also provides system management tools that enhance the visual and audio monitoring capabilities of multiple sites over telecommunication networks. ViSS represents one of the most stable carrier-class video surveillance platforms available in the industry.

The following table sets forth the features of our video recorder products (including DVR, NVR and SVR) from 2009 to the year end of 2013.

Product	Features	Month Introduced(1)

NVR 2100S

An intermediate level new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance. It is a full-HD, high-capacity, hardware-based, multi-functional, and highly reliable integrated machine. NVR 2100S supports various resolutions, including: 5 Mega-pixels, 3 Mega-pixels, 1080P, 720P, D1, and CIF. It is suitable for various configurations of Megapixel HD network camera access and management. It supports up to 64-channels D1 stream, or 24-channels full HD (1080P) streaming.

December 2013

DCE1104

A multi-channels high definition video stream decoder. It supports up to 4-channels 1080P, or 8-channels 720P or 16-channels D1 resolution video decoding and display to high definition displays, through the miniDP display port. With two Ethernet ports support 10M/100M/1000M bandwidth, the DCE1104 can store the encoded video and audio stream, compressed in H.264, MPEG4, M-JPEG or SVAC format.

December 2013

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

The following table sets forth the features of our IP camera products, including IP camera, camera module and IP Dome, from 2009 to the year end of 2013.

Product	Features	Month Introduced(1)

VS- IPC0096

A low light HD-SDI camera that uses a Star-Light sensor. The 1/1.1 inch star-light sensor provides higher performance in ultra-low-light environments. VS-IPC0096 supports 1080i resolution at 50frames per second. VS-IPC0096 supports linkage alarm, can head through the standard RS485and regular Ethernet interface access and is suitable for indoor surveillance applications.

October, 2013

VS- MC6206

A super low light camera module targeting high performance security applications. It is a powerful combination of Vimicro’s proprietary image processing algorithms and flagship starlight sensor. VS-MC6206 comes in two versions: the VS-MC6206F module stacking with two boards (sensor board + FPGA board) capable of outputting 16-bit linear Bayer RGB data and the VS-MC6206T stacks with three boards (sensor board + FPGA board + Codec board) capable of outputting 8-bit H264 video data directly and supports advanced IR-Cut, auto-IRIS and auto-focus functions.

April, 2013

VS- IPC6221- R

The first outdoor IP camera supporting the Chinese SVAC standard. It adopts 1/2.7 inch CMOS sensor and supports SVAC/H.264 video coding, up to the Full HD (1920x1080) resolution, at 25 frames per second. Its multi-stream transmission can be used for long distance PC access or mobile phone access. By configuring a high-performance image processor, VS-IPC6221-R can integrate the functions of video recording and monitoring with internet connectivity and scalability. VS-IPC6221-R integrates the embedded IR LED lights, thus record high performance video even at dark night. VS-IPC6221-R supports linkage alarm, remote user snapshots and storing video to a remote PC; supports two-way audio, front-end storage; can head through the standard RS485 interface access and is suitable for outdoor surveillance applications. VS-IPC6221-R adopts an open system, and its integrated alarm input/output interface can provide a flexible security system extended application platform that enables users to maximize the integration of its intelligent security solutions and have access to more comprehensive security protection.

August, 2013

VS-IPD6120- R

The first outdoor IP Dome series supporting the Chinese SVAC standard. VS-IPD6120-R supports a 20x zoom lens, while VS-IPD6130-R supports a 30x zoom lens. These two models support SVAC/H.264 video coding, up to the Full HD (1920x1080) resolution, at 25 frames per second.

January, 2013

VS- IPD6130- R

The multi-streams transmission can be used for long distance PC access or mobile phone access. By configuring a high-performance image processor, these two models can integrate the functions of video recording and monitoring with internet connectivity and scalability. These two models integrate the embedded IR LED lights, thus record high performance video even at dark night. These two models integrate the speed dome, which can provide the Pan-Tile function, and support linkage alarm, remote user snapshots and storing video to a remote PC; support two-way audio, front-end storage; can head through the standard RS485 interface access and is suitable for outdoor surveillance applications. These two models adopt an open system, and their integrated alarm input/output interface can provide a flexible security system extended application platform that enables users to maximize the integration of its intelligent security solutions and have access to more comprehensive security protection.

September, 2013

VS- IPC6096

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

VS- IPD6118

The first IP Dome series supporting the Chinese SVAC standard. VS-IPD6118 supports an 18x zoom lens, while VS-IPD6120 supports a 20x zoom lens. These two models support SVAC/H.264 video coding, up to the Full HD (1920x1080) resolution (for VS-IPD6120) or HD (1280x720) resolution (for VS-IPD6118), at 25 frames per second.

July 2012

VS- IPD6120

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

VS- IPC6094

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

VS- IPC6092

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

VS- IPC6091

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

VS- IPC6052

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

November 2010

(1)                  “Month introduced” means the month during which we began shipments of the product.

The following table sets forth the features of our security platform from 2009 to the year end of 2013.

Product	Features	Month Introduced(1)

ACME

ACME is an integrated application platform with a view to integrate various scattered subsystems at service level, interworking with video surveillance system, to meet the demands of different industries. For instance, we have already integrated many subsystems, such as video monitoring, record replaying, GPS, intelligent traffic, behavior analysis, and video investigation, in public security territory. Meanwhile, we are planning to integrate entrance guard, alarm server and VOIP for petroleum industry.

September, 2013

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

Video Processors

We design different models of PC camera processors and surveillance processors based on the same core technology platform with modifications in successive models with improved performance and functionality. Our PC camera processors are fully compatible with sensors that are based on CMOS technology, the primary type of technology for sensors. We also provide a broad range of video processors for surveillance applications, ranging from home surveillance to professional commercial surveillance applications. Our surveillance processors offer various features such as image signal processing, video compression, audio compression, video analytic, video storage, and real-time network monitoring. All of our PC camera processors and surveillance processors are single-chip processors manufactured under our own brand name using our proprietary intellectual property. While our principal focus is on providing our customers with proprietary, high performance products, we also develop and sell a range of basic, complementary semiconductor products in order to provide more comprehensive solutions for our customers.

The following table sets forth major PC camera processors we have developed and shipped in volume from 2009 to the year end of 2013.

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

January 2009

(1)                 “Month introduced” means the month during which we began shipments of the product.

The following table sets forth major surveillance processors we have developed and shipped in volume from 2009 to the year end of 2013.

Product	Features	Month Introduced(1)

VC0710

High performance Image Signal Processing chip for IP Camera applications. It supports CMOS/CCD image sensors up to 16 mega pixels with LVDS/SubLVDS/MIPI/Parallel sensor interface, with 16-bits width ISP and EIS (Electronic Image Stabilization), WDR (Wide Dynamic Range), 3D NR (Noise Reduction) and other image functions, such as de-fog, fisheye lens supporting. VC0710 is best suited to IP Camera, HD-SDI camera applications.

October, 2013

In 2011, 2012 and 2013, we shipped 44.4 million, 52.3 million and 22.1 million units, respectively, of PC camera processors. Our PC camera processors have been incorporated into PC cameras sold by leading PC camera vendors, including Logitech and other major global brands. We started to ship surveillance processors in 2013.

Technology

We have developed a broad portfolio of technologies to support multiple functions that are required for video processors and video surveillance solutions. Our products integrate multiple multimedia applications, numerous industry-standard formats, advanced input/output capabilities, analog functions, on-chip memory, and complex algorithms to provide high-quality still picture, video and audio and are designed to allow efficient use of silicon.

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

Leveraging our PC camera processor technologies, we have expanded our business into the video surveillance industry. With devoted resources such as support from our sophisticated research and development team, we are capable of providing end-to-end solution packages and key digital surveillance products to customers. We supply the full range of products with digital, networking, intelligentization and high-definition features, such as front-end IP Camera, back-end NVR, D1 and 1080P high-definition products. Our core technologies include the following:

Multimedia SoC Design and Video, Imaging, Audio and Graphic Technologies

Our team of designers has extensive experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG2, MPEG4, H.264 SVAC and JPEG. This enables us to integrate multiple multimedia functions into a single semiconductor product. We have created sophisticated high performance signal processing algorithms for various stages of video processing, including sampling, filtering, coding and decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation).

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

•                          Graphics. To support graphics capabilities for user interface and other applications in video surveillance devices, we have developed a number of graphics signal processing capabilities, including support for low power 2D and 3D graphics such as drawing polygons, mobile flash and java.

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

Surveillance Video and Audio Coding (SVAC) standard

We aim to establish a leading position in the video surveillance market with system-level solutions and semiconductor products including surveillance cameras, system and management software, digital video decoders, recorders and servers, among other things. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products and video surveillance products. To execute our strategy in relation to video surveillance market:

•                  We co-founded the SVAC Working Group. The goals of SVAC Working Group are to develop standards for advanced audio video coding and safety system and improve synchronization among various safety and alarm systems. In December 2010, Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011. The SVAC standard is the first national standard for the Chinese video surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China.

•                  We, through Vimicro China and Vimicro Tianjin, participated as senior members in the Beijing Surveillance Video & Audio Coding Industry Alliance, or SVAC Alliance, a non-profit organization, in Beijing in August 2011. The purpose of SVAC Alliance is to (i) enhance the application and implementation of SVAC, (ii) promote the SVAC standard and its industrialization process, (iii) create a SVAC industrial cooperation platform, and (iv) enhance the technical level of video surveillance in China. SVAC Alliance attracted more than 40 research institutes, universities, companies and other industry participants.

•                  We entered into a framework agreement with the Fuzhou local municipal government to jointly develop, produce, and market SVAC-based security surveillance products in Fuzhou, the capital city of Fujian province in China. We also incorporated Vimicro Fuzhou which currently focuses on developing 4G standard SVAC-based IP cameras and also undertakes maintenance work for our surveillance products.

•                  We set up a joint venture with Guoxin Group in Shanxi province to develop, produce, and market surveillance video and audio coding SVAC-based surveillance security products and related video sensing and intelligence applications.

•                  We secured a government procurement contract from the Jinzhong City Public Security Bureau of Shanxi province to provide SVAC-based security surveillance products and services in 2012.

•                  The SVAC industry and technology alliance conference was held on July 23, 2013 in Beijing and was attended by representatives from the Ministry of Public Security (MPS), the Standardization Administration of the People’s Republic of China (SAC), the Ministry of Science and Technology, the Ministry of Industry and Information Technology (MIIT), the National Development and Reform Commission (NDRC), as well as the members of the SVAC Alliance. MPS and Vimicro together co-founded the SVAC Alliance, for the development, promotion, and commercialization of the SVAC standard. The SVAC Alliance now counts most major Chinese surveillance companies and research institutions as its members. Hikvision Digital Technology Co., Ltd. and Dahua Technology, the two largest video-surveillance companies in China, recently joined the SVAC Alliance. At the conference, the formation of a cross-ministry SVAC Promotion Office was announced, which will be directly led by the Chinese government. The SVAC Promotion Office has authorized MPS to draft a provision for security-technology management. As a result of these initiatives, it appears the SVAC standard has entered a new phase—the deployment phase in China.

•                  In July 2013, Zhongtianxin signed an agreement with the Public Security Bureau of Taiyuan, Shanxi province, valued at approximately $31 million, for the first phase of a major video-surveillance system, to be installed along highways, sidewalks, and at key public facilities. Vimicro Tianjin would receive approximately $20 million from selling surveillance products to Zhongtianxin under this agreement.

•                  In September 2013, Vimicro Tianjin received an order for a SVAC-based technology solution in Ziyang city in Sichuan province, valued at approximately $9 million. The system will be comprised of hundreds of video surveillance stations installed in the city. This project represents the first phase of a larger installation in Ziyang city and in the surrounding town.

•                  In December 2013, Zhongtianxin received an order for a SVAC-based technology solution, valued at nearly $41 million. In connection with this contract, Vimicro received purchase orders in the amount of approximately $20.3 million as of the date of this annual report. This order is from the Baoding Public Security Bureau for a city-wide SVAC-based surveillance network project in Baoding city in Hebei province. The network is being installed for security, surveillance, and traffic monitoring. The system will be comprised of several thousand video surveillance stations, and the project represents the first phase of a multiyear deployment and includes equipment and installation.

•                  In April 2014, we signed an agreement regarding SVAC-compliant chips with the First Research Institute of the Ministry of Public Security. We expect that cooperation with First Research Institute of the Ministry of Public Security will continue to develop future SVAC national standards with the respect to core chips, safety programs, promotions, and other system features.

Scene-based Image Processing Technology

We have launched a scene-based, high-fidelity image processing technology for the surveillance market. This new technology has been adopted by the Chinese National Standard for Technical Specification of SVAC. Our SVAC-enabled digital video processor is designed with low-power and configurable multi-core architecture that substantially boosts the performance of video surveillance systems and improves security capabilities.

Core Chip Technology

Utilizing our digital-multimedia core chip technology, we have been focusing on development and innovation of our video surveillance business line. We have invested significant resources in the research and development of our video surveillance business, in order to quickly adapt to the evolving industry standards and respond to customers’ demand for intelligent high-definition digital-core video surveillance solutions. Our VC710X Series Multi-Media Image Processor Core Chip released in October 2013, which was designed specifically for both PC cameras and notebook cameras and that can be used in the video surveillance industry, has brought wide interest from many high definition digital camera vendors and IP surveillance camera vendors. Considering the surveillance industry is moving into full HD, WDR (Wide Dynamic Range) applications, we have enhanced these image processing capabilities and implemented them into several of our new Multimedia SoC chip products. This core chip utilizes our self-developed intelligent visual calculation analysis technology, which provides a technological platform for facial recognition, behavioral analysis, high-definition facial image capture and single frame subject number calculation. Our advanced core chip technology is fully integrated with our IPC, DVS, HVR, SVR, NVR board designs and our ViSS software platform, creating a competitive advantage for our full range of products, from front end IP cameras to back end NVRs and from basic D1 to 1080P high-definition products.

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

Customers

Customers of our video surveillance business mainly include government entities, telecommunications operators and other entities in China, such as schools, banks, railway companies, supermarkets and theaters. We sell our video surveillance products primarily to distributors and system integrators. We expect our revenue of sales of video surveillance products to end-users as a percentage of our total video surveillance revenue to continue to increase.

Many of the leading brand owners in our PC camera processor markets use original design manufacturers, or ODMs, which are companies that specialize in the design and manufacture of products for brand owners. Accordingly, a significant portion of our revenue is derived from our sales to ODMs, who incorporate our video processors into end products that they supply to brand owners. Our major ODM customers include Akkord International Limited and Namuga Co. Ltd. We also sell our products to distributors, to original equipment manufacturers, or OEMs, who incorporate our video processors in their end products, and to design houses and module manufacturers. In most cases, we ship products to and receive payments directly from distributors and ODMs rather than brand owners for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with brand owners that our video processors are incorporated in their end products. Our representative customers and distributors in the PC camera markets in 2013 are Hanvision Electronics Co., Ltd., Richpower Co., Ltd., T-Link Technology Co., Ltd.

For our surveillance processors, we have not engaged design houses or ODMs. We currently manufacture modules incorporating our surveillance processors and supply the modules directly to brand owners, such as Zhejiang Dahua Technology Co., Ltd., Yaan Group, Jabsco Electronic Technology Co., Ltd. and Guangzhou Lilin Electronic Technology Co., Ltd. In the future, we may sell our surveillance processors directly to brand owners or to design houses, which will incorporate the surveillance processors into end products that they supply to brand owners.

Substantially all of our customers are based in Asia. We anticipate that most of our revenues will continue to be derived from sales to our customers in Asia. However, we believe that a significant number of PC cameras designed and manufactured by our customers are sold to end users outside of the Asia-Pacific region. The following table sets forth our net revenue by country of domicile of the customer for the periods indicated.

	Years ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Net revenue:
Mainland China	12,010	18,186	44,115
Hong Kong	46,962	53,001	20,410
Total net revenue	58,972	71,187	64,525

Net revenue from external customers amounted to $54.7 million, $70.3 million, $42.4 million for the years ended December 31, 2011, 2012 and, 2013, respectively. Third party transections took 93%, 99%, 66% of total revenue in 2011, 2012 and 2013.

Revenue from mainland China increased by $26.0 million, or 142.6%, from 2012 to 2013. This corresponded with a decrease in revenue from Hong Kong of $32.6 million, or 61.5%. These shifts reflected the increased revenue contribution from our video surveillance business for which the majority of customers are located within mainland China. The majority of our video processor customers are located outside mainland China.

A small number of customers have historically accounted for a substantial portion of our net revenue and accounts receivable balance. In 2013, sales to our top five and top ten customers (including related parties) collectively accounted for approximately 74% and 82%, respectively, of our net revenue for the year, and accounts receivable balance attributable to these customers amounted to 61% and 75%, respectively, of our total accounts receivable as of December 31, 2013. Richpower Co., Ltd., one of our major China-based distributors for our video processor business and one of our largest customers in 2013, accounted for approximately 63% and 26% of our net revenue in 2012 and 2013, respectively. As of December 31, 2013, accounts receivable balance attributable to top five and ten customers (in terms of accounts receivable balance) collectively represented approximately 58% and 70%, respectively, of our total accounts receivable balance, and revenue derived from these customers accounted for 15% and 46%, respectively, of our total revenues in 2013. As of December 31, 2012 and 2013, accounts receivable due from ASB, a distributor of our video surveillance products and one of our top five customers in 2013, accounted for 48% and 33%, respectively, of our total accounts receivable. We are exposed to risks relating to the concentration of sales to and accounts receivables due from a limited number of customers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We sometimes extend credit to our customers in the video surveillance projects. Failure or delay in collecting trade receivables from these customers could affect our liquidity.”

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

Video surveillance business

We sell most of our video surveillance products and services through our extensive sales network in China. We have approximately 118 sales personnel in our video surveillance business. We divide our market by geographic regions and industries. Each region or industry is managed by a marketing manager who is responsible for technical support, management and client relations within the region or industry. In addition to our own sales and marketing force, we have established close relationships with a number of sales agents in order to take advantage of their regional resources and provide products and services that are tailored to the needs of our customers in those regions. We expect our revenue of sales of video surveillance solution products to end-users as a percentage of our total revenue to continue to increase. We also market and promote our products by attending industry exhibitions and advertising our products in industry magazines and periodicals.

We co-founded the SVAC Working Group. The goals of SVAC Working Group are to develop standards for advanced audio video coding and safety system and improve synchronization among various safety and alarm systems. In December 2010, Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011. The SVAC standard is the first national standard for the Chinese video surveillance industry and is considered crucial for the establishment of the public security and criminal prevention system in China;

In addition, in August 2011, we, through Vimicro China and Vimicro Tianjin, participated as senior members in the SVAC Alliance, a non-profit organization, in Beijing. The purpose of the SVAC Alliance is to (i) enhance the application and implementation of SVAC, (ii) promote the SVAC standard and its industrialization process, (iii) create a SVAC industrial cooperation platform, and (iv) enhance the technical level of video surveillance in China. In July 2013, there were 54 members of the SVAC Alliance, including Hikvision Digital Technology Co., Ltd. and Dahua Technology, the two largest video-surveillance companies in China.

Video processor business

We sell our products through both our direct sales staff and authorized sales representatives. Our direct sales staff is located in Beijing, Shenzhen, and Taipei, covering major regional markets in mainland China and Taiwan. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized sales representatives also play important roles in our sales, in particular in the Taiwan, South Korea, Japan and mainland China markets, where many of our principal customers are located. We intend to expand our sales and marketing network to develop new customers in Asia. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales. Our time-to-market typically ranges from three to six months for our PC processors and surveillance processors and may be significantly longer for first-time customers.

We engage in marketing activities such as attending conferences and exhibitions and participating in industry specific organizations to promote our products and brand name. We were a founding member of MultiMedia Telecommunications Association, or MMTA, which was established in October 2004 by leading participants in China’s telecommunications industry, such as China Mobile, China Unicom, China Telecom, China Netcom, Huawei Technologies Co., Ltd. and ZTE Corporation, to promote domestic and international technical innovation and standards and to promote 3G applications in China. MMTA has established a number of key working groups focusing on developing and promoting industry standards in areas such as streaming technology, mobile TV, DRM and mobile surveillance. We have also taken steps to promote our video surveillance processors. In particular, we have taken a leading role in the SVAC Working Group, the implementation of SVAC standard and the establishment of the SVAC Alliance. We believe these activities, in addition to our research and development activities with respect to surveillance processors, has helped us promote our SVAC-based surveillance processor business.

We believe that the above activities have been instrumental in promoting our products and brand name in the video processor market.

Manufacturing

Video surveillance business

We have established assembly lines and a test centers in Tianjin, Fuzhou, and Taiyuan for our video surveillance business, which produce all of our video recorder products (including NVR, DVR and SVR) and some of our IP camera products. We also use OEMs, for example, Shenzhen Jabsco Electronic Technology Co. Ltd., when there is a large demand for our video surveillance solution products. In addition, in May 2013, Vimicro Tianjin completed the construction of a project for the research, development and production of digital high-definition video surveillance products and solutions. We are in the process of applying for the necessary governmental approvals to utilize this facility.

Video processor business

We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our video processors. By utilizing third-party foundries to produce silicon wafers for our video processors, we are able to focus more of our resources on product design and eliminate the high cost of building and operating advanced semiconductor fabrication facilities. The bulk of our video processors are manufactured with 0.18 micron, 0.13 micron and 65 nanometer CMOS process technologies. We periodically negotiate with these third-party foundries to establish price, volume, timing and other terms.

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

We have developed our own automatic testing process for mixed-signal semiconductors and outsource most of our assembly and testing requirements to independent assembly and testing houses. We engage ASE and SPIL for our assembly and testing requirements. We have also designed and incorporated on-chip test circuits into some of our video processor products. We use standard, readily available packages for all of our products. We currently meet our entire mixed-signal semiconductor testing requirements through the use of logic testing equipment. For cost reduction purposes, we continue to evaluate the relative costs and benefits of outsourcing the testing of our mixed-signal semiconductors.

Quality Assurance

For video processor products, we focus on product quality through all stages of the design and manufacturing process. Our designs are subject to extensive circuit simulation before being committed to test manufacture. In an effort to reduce production costs, we commit a new product to volume production only after sample wafers are fabricated and sample processors are manufactured, packaged and tested. We qualify each of the foundries and assembly and testing companies we use through a series of industry standard product stress tests, as well as an audit and an analysis of their quality assurance systems and, in the case of foundries, their manufacturing capability. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from these foundries and assembly and testing companies. We closely monitor foundry production for consistent quality and reliability. We have been certified with ISO 9001 for the quality system used in manufacturing our video processor products.

For product quality standardization and quality improvements of our video surveillance solution products, we closely monitor the production process through all stages of the design and manufacturing process. We monitor and test product functionality to ensure that the products will satisfy the customers’ demands. We have also developed a system to manage the documentation of the production cycle, including documentation from the suppliers’ management, documentation from raw material, manufacturing and assembly testing, documentation relating to product performance inspection, documentation relating to product aging evaluation, as well as documentation relating to the quality of finished products to be delivered. We are ISO 9001 certified for our quality system and CQC certified for product safety.

Intellectual Property

We design substantially all of our video processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. As of December 31, 2013, we had 561 registered patents and 326 pending patent applications in China, 59 registered patents and 47 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan and four pending patent applications in South Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our video processors and video surveillance solutions. As of December 31, 2013, we registered 91 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

Competition

The video processor semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We face competition from various companies, including certain of our customers.

In the PC camera processor market, we face competition primarily from ALi Corporation, EMPIA Technology Inc., Sonix Technology Co., Ltd. and Sunplus Technology Industrial Corp. We also face competition from large, diversified semiconductor vendors such as Realtek and Ricoh. In the surveillance processor market, we mainly face competition from Texas Instruments Incorporated, Ambarella Incorporated and HiSilicon Technologies Co.

In the video surveillance solution market, competition is largely based on price, product quality, distribution capability and after-sales services. The video surveillance industry in China is highly competitive, with a large number of domestic players engaging in the business of designing, manufacturing and installing video surveillance products. We also face competition from international companies since China’s entry into the World Trade Organization in 2001. Due to the rapid growth of the market and increasing demand for customized products, we believe that the video surveillance market in China will remain competitive with a large number of companies offering differentiated products targeting different customers.

A significant part of the video surveillance solution market involves video capturing, compression, transmission, storage, processing, display and video analysis. Leveraging our video processor technologies, we have expanded our business into the video surveillance solution market, where we face competition mainly from companies such as Sony, Samsung, Texas Instruments Incorporated, Hikvision Digital Technology Co., Ltd, Zhejiang Uniview Technology Co., Dahua Technology, Axis, HiSilicon Technologies Co., Ltd. and Ambarella Incorporated.

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

Preferential Taxation Policies

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

•                          the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the 36th session of the executive meeting of the State Council, effective October 1,2001;

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

The following persons and entities can hold proprietary rights in the layout designs that they create: (i)PRC natural persons, legal persons or other organizations; (ii)foreign persons or companies who are creators of integrated circuit layout design, and whose layout designs are first commercially used in China; and (iii)foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

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

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the third amendment of the Patent Law, which became effective on October 1, 2009, an individual or a company may request the patent regulatory body under the State Council to grant a compulsory license to use an invention patent or a utility model patent if: (i)three years has passed from the patent grant date and four years has passed from the patent application date by a patent applicant, and the patentee or the patent applicant has not used the patent or has not adequately used the patent without a good reason; or (ii)the patentee’s use of the patent has been recognized as monopolization under applicable laws and the grant of a compulsory license can eliminate or reduce the adverse effect on competition caused by the patentee’s use.

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

•                          Company Law of the PRC (2005), as amended.

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

On November 19, 2012, SAFE issued SAFE Circular 59, which became effective on December 17, 2012. SAFE Circular 59 provides, among other things, detailed implementing rules on initial registration procedures relating to incorporation of offshore special purpose vehicles owned by onshore residents and amendment registration procedures relating to changes to such offshore special purpose vehicles. On May 11, 2013, SAFE issued SAFE Circular 21. SAFE Circular 21 provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

C.                     Organizational Structure

The following diagram illustrates our corporate structure, place of incorporation and ownership interest as of April 23, 2014:

(1)      We do not control Zhongtianxin and our investment in Zhongtianxin is accounted for using the equity method.

D.                     Property, Plant and Equipment

We are a leading video processor and video surveillance solution provider. For our video surveillance solution products, we have established assembly line and test centers in Tianjin and Fuzhou where we produce our video recorder products (including NVR, DVR and SVR) and some of our IP camera products. For video processors, including PC camera processors and surveillance processors, we develop our proprietary designs and provide them to third-party foundries to produce silicon wafers. Therefore, we do not have manufacturing facilities of our own for video processors.

In May 2009, Vimicro Tianjin obtained the land use right for a parcel of land with a gross land area of 34,418 square meters in the Tianjin Economic Technology Development Area from the local governmental authority in Tianjin. In May 2013, Vimicro Tianjin completed the construction of a project for the research, development and production of digital high-definition video surveillance products and solutions on the land. We are in the process of applying for the necessary governmental approvals to utilize this facility. We may plan for additional development projects on this parcel of land based on our operational needs.

Our principal executive offices are located on premises comprising approximately 4,483 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen, Nanjing, Tianjin, Fujian, Guiyang, Hong Kong, Taiwan, San Diego and Silicon Valley, California. We lease substantially all of our premises from unrelated third parties. We currently lease approximately 3,795 square meters of space in Tianjin as manufacturing facilities and office building for our video surveillance business. We believe that we will be able to obtain adequate facilities at research and development centers that are currently under construction to accommodate our future expansion plans.

Construction of new corporate headquarters

In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the land use right for 5,046.52 square meters of land from Beijing local government, which we expect to use as Vimicro China’s new headquarters as well as for research and development activities. The aggregate consideration for the acquisition of the land use right is RMB39.1 million ($6.2 million). Pursuant to an agreement entered into in December 2006 between Vimicro China and Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, the former holder of this land use right, Vimicro China shall transfer 35% of the total construction area of the same developed property to Xinhua Agricultural as compensation in kind for the expropriation of the land upon completion of the construction of the office building. The proposed project is subject to governmental approval. Should the governmental authorities request us to modify the project, the land and construction site areas, as well as the total cost for the project, may change. We expect to commence construction of the project upon receipt of the land use right certificates for the land.

Construction of property held by Vimicro Jiangsu

Vimicro Jiangsu holds certain land use rights originally planned for the construction of a property project relating to research and development activities for the non-core IC businesses. The construction was required to commence prior to December 31, 2010. However, Vimicro Jiangsu was not able to commence the construction on a timely basis and had sought to dispose of the land to VMF Consulting Company. However, after discussion with the Administrative Committee of Nanjing Xuzhuang Software Industrial Base, we were informed that it would be difficult to obtain the necessary approvals to sell Vimicro Jiangsu.

In November 2013, Vimicro Jiangsu entered into a supplemental agreement with the Nanjing Bureau of Land and Resources, or the Bureau. Pursuant to this agreement, we agreed to commence construction before May 2014 and complete construction before May 2016. We also paid a security deposit of RMB1.8 million ($0.3 million) to the Bureau, RMB0.9 million ($0.15 million) of which we will receive upon timely commencement of the project and RMB0.9 million ($0.15 million) of which we will receive upon timely completion of the project.

In June 2012, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industrial Base, or the Committee, whereby the Committee agreed to (i) assist Vimicro Jiangsu in developing a facility on the land held by Vimicro Jiangsu, and (ii) guide and assist Vimicro Jiangsu in selling units of that facility that Vimicro Jiangsu does not need for its own purposes. This agreement was supplemented by an agreement in August 2013. Pursuant to this agreement the Committee pledged to use their best effort to secure qualified buyers for the property units to be built on the land. The Committee will be entitled to receive the excess from the disposition of the units over an amount specified in the contract. In addition, if the committee fails to complete the sale of the property by a certain date, we may require that they purchase the units at a price specified in the contract. We rely on the assistance of the Committee to search for potential qualified buyers, and the terms of the relevant sales agreements will need to be approved by the Committee. In addition, when we sell either entire buildings or units within buildings, we will need to obtain consent from the Bureau in order to complete the sale and for the purchaser to receive the necessary ownership certificate.

In December 2012, Vimicro Jiangsu entered into an agreement with Nanjing Xuanwu District State-owned Assets Investment & Management Holding (Group) Co., Ltd., or the Management Co., an entity affiliated with the Committee, whereby the Management Co. agreed to purchase an office building to be built on the land for a pre-agreed price upon the completion of construction. A purchase down payment of RMB5.0 million ($0.8 million) was made in April 2013, and another payment of RMB15 million ($2.5 million) was made in May 2013 by the Management Co., which can only be applied for the costs and expenses in relation to the construction project.

In March 2014, Vimicro Jiangsu entered into a construction contracting agreement with Jiangsu International Economic Technology Cooperation Group Co. Ltd., or the Contractor. Pursuant to this agreement, the Contractor agreed to construct the facility according to our specifications and procure our approval for any subcontracting. The total consideration under the contract is RMB259.6 million ($42.9 million) and contains customary provisions requiring the Contractor to compensate us for delays and damages. According to the agreement, we agreed to make progress payments at specific stages equivalent to 75% of the price for the then-completed portion of the construction project. We will make such payments upon (i) completion of the foundation, (ii) completion of building main structure and passing of quality check, (iii) completion of 50% of the finishing work and installation, and, (iv)completion of all construction work and passing of quality check. Within 14 days after filing of the completed construction and approval of the construction price, we will pay the difference between 95% of the approved construction price and the total amount we will have paid through progress payments. The remaining 5% of the construction price will be retained by us as a quality assurance fund, which we can keep for two years. The term of the contract is from March 2014 to November 2015.

To fully carry out the plan set out in these agreements, Vimicro Jiangsu needs to reach agreements with, and obtain regulatory consent and approvals from, the Bureau and other local regulators, including the conversion of the land use rights to allow such development activities and disposition of property units to be built on the land. The time and procedures for obtaining the above-mentioned consents and approvals by the PRC regulatory authority may be subject to significant uncertainty and there is no assurance that we may receive the approvals, develop the project or otherwise complete the disposal using other options on a timely basis, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to risks relating to our development of facilities on land held by Vimicro Jiangsu.”

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

A.                     Operating Results

Overview

We are a leading video surveillance solution provider and manufacturer of video processors. Our video surveillance business comprises system-level solutions and semiconductor products including surveillance cameras, system and management software, digital video decoders, recorders and servers. We believe the expansion of our video surveillance business will capitalize on China’s growing demand in this industry. Our video processing business comprises the design, development and marketing of mixed-signal semiconductor products. These mixed-signal semiconductor products are used in both PC/notebooks as well as surveillance products.

We currently derive a majority of our revenue from video surveillance products and solutions based on core technologies we have developed in response to market demand. We generated net revenue of $59.0 million, $71.2 million and $64.5 million in 2011, 2012 and 2013, respectively. Our gross profit amounted to $20.5 million, $26.0 million and $22.4 million in 2011, 2012 and 2013, respectively. We incurred a net loss attributable to Vimicro International Corporation of $28.2 million, $0.6 million and $8.4 million in 2011, 2011 and 2013, respectively. Fluctuations in our operating results make the prediction of future operating results difficult. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

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

Product Mix and Pricing. As part of our growth strategies and in order to continue our efforts to focus on our core business and align our resources and expenses with opportunities in our core businesses, we disposed of the loss-making IC business in 2010 and mobile phone multimedia processor business in 2011. We plan to allocate additional financial and other resources for the development of our video surveillance business. For example, in 2012, we invested in Zhongtianxin to invest in and develop our security-surveillance business initially in Shanxi local market. Such efforts could significantly change our product mix, which in turn could further affect our financial condition and results of operations. We expect revenues from the video surveillance business to grow in the near future. Our business and growth significantly depends on the demand for our products as well as our ability to sell our products to our customers, which in turn could be affected by, among other factors described below, the general conditions in the industry in which we operate.

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

Research and Development. In order to increase our sales and gross profit margin, we have invested significant resources in research and development to enhance our technology and improve and develop products. In 2011, 2012 and 2013, our research and development expenses amounted to $19.0 million, $8.9 million and $11.6 million, representing 32.2%, 12.5% and 18.0% of our net revenue, respectively. We expect our research and development expenses to continue to increase as we develop new products and recruit research and development staff for our business operations.

Time-to-market of Our Products. Video processors are characterized by a lengthy time-to-market, which is the interval between product development and initial volume sales. The time-to-market typically ranges from three to six months for our PC camera processors and may be significantly longer for first-time customers. Our lengthy time-to-market makes it difficult for us to forecast our revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product.

Availability of Third-party Foundries and Assembly and Testing Houses. We use a limited number of third-party foundries to manufacture our video products, and rely on a limited number of independent assembly and testing houses to assemble and test substantially all of our video processors. We believe that this business model enables us to reduce our capital expenditures and fixed costs relative to semiconductor companies that manufacture, assemble and test their own products, while focusing our engineering and design resources on our core strengths. We do not have any long-term agreement with any foundry or assembly and testing house and we typically place orders with them on a purchase order basis, depending on our customers’ purchase orders and sales forecasts.

Ability to Control Operating Expenses. We strive to control our operating expenses. Our operating expenses decreased from $49.1 million in 2011 to $31.7 million in 2012, and increased to $33.3 million in 2013. As we have expanded in the growing video surveillance business, our operating expenses, particularly those incurred in connection with our research and development activities, have increased and we expect the expenses will continue to increase over time. In addition, as most of our operating expenses are denominated in RMB, we expect our operating expenses to continue to increase if the RMB continues to appreciate against the U.S. dollar, our reporting currency.

Discussion of Segment Operations

We manage our operations through the following two operating segments:

•                  Video surveillance product segment, which refers to entities that have been primarily engaged in the design, manufacture and sale of video surveillance products (other than the video processors used in video surveillance products and solutions); and

•                  Video processor segment, which refers to entities that have been primarily engaged in the design, manufacture and sale of video processors, including PC camera processors and the video processors used in video surveillance products.

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

	For the Year ended December 31
	2011(1)	2012(1)	2013
	(in thousands of U.S. dollars)

Net revenue
Video surveillance solution business	12,083	17,760	43,791
Video processor business	47,857	53,435	22,078
Intersegment elimination(2)	(968)	(8)	(1,344)

Total net revenue	58,972	71,187	64,525

Cost of revenue
Video surveillance solution business	8,713	14,551	29,243
Video processor business	30,714	30,603	14,242
Intersegment elimination(2)	(968)	(8)	(1,344)

Total cost of revenue	38,459	45,146	42,141

Gross profit
Video surveillance solution business	3,370	3,209	14,548
Video processor business	17,143	22,832	7,836
Intersegment elimination(2)	—	—	—

Total gross profit	20,513	26,041	22,384

(1)                  Figures in 2011 were adjusted to reflect the restructuring in investments in, and the deconsolidation of, Visiondigi in 2012. Results of such disposed businesses are presented under “discontinued operations.” See “Item 4. Information on the Company - A. History and Development of the Company.”

(2)                  Intersegment elimination relates to our intra-group sales of video surveillance and video processor products.

Overview of Financial Results

We evaluate our business using a variety of key financial measures discussed below.

Net Revenue

We generate revenue from sales of a variety of mixed-signal video processors for PC cameras, video surveillance products and other related products. Our net revenue is presented after a deduction of business taxes and related surcharges incurred in connection with our operations in China. The following table sets forth our net revenue derived from various business lines, in amounts and as percentages of total net revenue for the periods indicated.

	For the Year Ended December 31,
	2011(1)		2012(1)		2013
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In thousands of U.S. dollars, except percentages)
Net revenue:
Video surveillance solution business segment	12,083	20.5	17,760	24.9	43,791	67.9
Video processor segment
PC camera processor	41,535	70.4	48,778	68.5	20,401	31.6
Surveillance processor	5,439	9.2	4,233	6.0	1,670	2.6
Other products	883	1.5	424	0.6	7	0.0
Sub-total	47,857	81.1	53,435	75.1	22,078	34.2
Intersegment elimination(2)	(968)	(1.6)	(8)	—	(1,344)	(2.1)
Total net revenue	58,972	100.0	71,187	100.0	64,525	100.0

(1)                  Figures in 2011 were adjusted to reflect the restructuring in investments in, and the deconsolidation of, Visiondigi in 2012. Results of such disposed businesses are presented under “discontinued operations.” See “Item 4. Information on the Company - A. History and Development of the Company.”

(2)                  Intersegment elimination relates to our intra-group sales of video surveillance products and video processor products.

Cost of Revenue and Gross Profit

Our cost of revenue primarily consists of costs associated with fabrication of wafers, assembly, testing and shipping of our video processors, amortization of costs associated with production masks, tooling and costs of third-party products that we sell to our customers, and, for surveillance business, the cost of hardware and software, installation and other services and warranty costs. As we do not have long-term, fixed supply agreements with third-party foundries and assembly and testing companies, our costs for wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market. In 2011, 2012 and 2013, cost of revenue was $38.5 million, $45.1 million and $42.1 million, respectively, and gross profit margin was 34.8%, 36.6% and 34.7%, respectively.

Semiconductor products and electronic devices into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market-driven pressures on the pricing of our products in the future. In addition, the Chinese video surveillance market has entered into a period of rapid growth evidenced by increasing market demand and increasing number of competitors that heavily invest in this industry. As a result, the pricing pressure may become more intensive in the future. As our business expands, we plan to focus on improving the scale of production and improving production efficiency in our video surveillance business. In addition, we expect to realize relatively higher levels of pricing for any new, innovative or enhanced products we may introduce from time to time. However, there is no assurance that we may do so on a timely basis, if at all, and there is no assurance that we will be able to maintain or improve our gross profit margins in the future.

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

We received grants from authorities in the PRC mostly for our surveillance related research and development activities. Such grants amounted to $2.7 million, $13.3 million and $9.0 million in 2011, 2012 and 2013, respectively. Our research and development expenses have been offset by government grants associated with particular research and development projects that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of $1.1 million, $6.7 million and $13.6 million of these grants to research and development projects in 2011, 2012 and 2013, respectively. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future.

We expect to actively monitor our resources allocated to research and development activities and plan to continue to support our product and solution development activities through a combination of in-house research and development and introduction of technologies and know-how through acquisition or licensing. We intend on maintaining or controlling the research and development expenses in video processor products to focus more resources on our core business lines and our growing surveillance business.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, bonuses, benefits, advertising, promotions and related costs for sales and marketing personnel, travel and other expenses related to sales and marketing activities, sales commissions to our distributors in Asia and share-based compensation expenses. We expect that our sales and marketing expenses will continue increase as we continue to develop video surveillance business. We intend on maintaining or controlling sales and marketing expenses in video processor products to focus more resources on our core business lines and our growing surveillance business.

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs for administrative personnel, travel, lease and other expenses for general and administrative purposes, share-based compensation expenses, as well as costs for outside services, including legal and accounting services. We intend on maintaining or controlling general and administrative expenses in video processor products to focus more resources on our core business lines and our growing surveillance business.

Share-based Employee Compensation

In 2011, 2012 and 2013, we recognized a total of $2.4 million, $2.1 million and $1.8 million, respectively, of share-based employee compensation expenses.

We adopted a 2004 share option plan, or the 2004 Plan, and granted a total of 2,701,200 options to our employees under the 2004 Plan in 2005. Our board of directors and shareholders also adopted a 2005 share incentive plan, or the 2005 Plan. For a description of the 2004 Plan and 2005 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” As of December 31, 2011, 2012 and 2013, 29,038,152, 31,614,037 and 34,387,361 options, respectively, were granted to employees under the 2005 Plan. Nil, nil and 597,260 non-employee share options were granted in the years ended December 31, 2011, 2012 and 2013, respectively.

We have adopted Accounting Standards Codification, or ASC, 718 Compensation-Stock Compensation, or ASC 718, with effect from January 1, 2006, under which share-based compensation expense is determined based on the fair value of the share option as of the option grant date. We also granted restricted shares and recognized the resulting share-based compensation expenses under ASC 718. Our share-based compensation expense decreased in 2013 as compared to 2012 and 2011, as (i) all share options that we initially granted to certain key employees have become vested, and (ii) we granted less awards in 2013 compared to previous years. We may continue to grant share-based awards in the future.

As of December 31, 2013, there was approximately $1 million in unrecognized share-based compensation expenses related to share options under the straight-line method. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 1.74 years. As of December 31, 2013, there was $9 thousand in unrecognized share-based compensation expense related to restricted shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 0.51 years. To the extent the actual forfeiture rate is different from original estimates, actual share-based compensation related to these awards may be different from the expectation.

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

The launch of VAT Reform Pilot Program (i.e. converting from business tax to VAT) in the transportation industry and certain modern services industries in Shanghai was effective from January 1, 2012. Following the Pilot Program in Shanghai, the State Council approved expanding the Pilot Program to eight other provinces and municipalities: Beijing, Tianjin, Jiangsu, Zhejiang (including Ningbo), Anhui, Fujian (including Xiamen), Hubei, Guangdong (including Shenzhen) in batches from September 1, 2012 to the end of 2012. The State Council approved expanding the Pilot Program to the whole country in August 2013. Under the Pilot Program, the entities which provide transportation services and certain modern services within the territory of PRC are subject to VAT instead of business tax. Vimicro China’s transfer of technology, which was subject to business tax prior to the Pilot Program, falls within the VAT reform scope and is subject to the VAT at 6% from September 1, 2012. In addition, the technology transfer services provided to foreign entities are eligible for VAT exemption under the Pilot Program. Vimicro China is entitled to the exemption on income arising from or related to technology transfers, provided relevant technology transfer agreements are registered with the relevant government agencies.

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

Business Tax. According to PRC business tax policy, service income generally is subject to business tax at 5%. Vimicro Corporation is entitled to business tax exemption on income arising from or related to technology transfers provided these technology transfer agreements are registered with the relevant government agencies. Vimicro Corporation also has incidental customer technology service income, which is subject to business tax at 5%.

In December 2008, the Ministry of Finance and State Administration of Taxation revised the Business Tax Detailed Implementation Rules, under which all entities or individuals that provide labor services within PRC are mandatory payers of business tax and the “provision of labor services in China” is defined to mean where either the service provider or the service recipient is located in China. Accordingly we incurred additional business tax beginning January 1, 2009 primarily in connection with its PRC subsidiaries’ procurement of overseas intellectual properties and the purchase of the research and development services from Viewtel by Vimicro China.

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

United States

Income Tax. Viewtel, our subsidiary in the United States, is subject to state income tax and federal income tax in the United States at varying tax brackets, depending upon taxable income levels. In general, corporations with taxable income of less than $0.4 million receive partial benefit from the graduated rates of 15% and 25% that apply to the first $0.08 million of taxable income. Viewtel incurred an income tax benefit of approximately $11,000 in 2011, income tax expenses of approximately $5,000 in 2012, and income tax benefit of approximately $2,000 in 2013.

Hong Kong

Profits Tax. Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business.

Vimicro Hong Kong, the Hong Kong subsidiary of Vimicro China, has filed non-taxable offshore claims in its Hong Kong profits tax returns since the year of assessment 2005/2006 (for the assessment year ended December 31, 2005). In December 2009, the Hong Kong Inland Revenue Department issued the Departmental Interpretation and Practice Notes No. 21(Revised) to redefine the locality of profits. We believe Vimicro Hong Kong has technical grounds to claim that its profits are sourced offshore from Hong Kong and, where duly substantiated by documentation, it is more likely than not that Vimicro Hong Kong’s offshore claim would be accepted by the Hong Kong Inland Revenue Department and the profits of Vimicro Hong Kong would therefore not be subject to Hong Kong profit tax.

Pursuant to the New EIT Law and related implementation rules effective from January 1, 2008, if Vimicro Hong Kong is deemed to be a PRC tax resident, it will be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to clarify resident status determination, post-determination administration, as well as competent tax authorities. As a result, we believe that Vimicro Hong Kong is more likely than not to be deemed as a PRC tax resident and subject to the PRC EIT rate of 25% on its worldwide income. In 2011, Vimicro Hong Kong reversed PRC income tax expenses related to continuing operations of $0.1 million and $0.2 million for the years ended December 31, 2009 and 2010, and we recognized $1.1 million, $0.3 million and $0.7 million of PRC income tax expenses related to continuing operations for the years ended December 31, 2011, 2012 and 2013, respectively.

Withholding Tax. Under current Hong Kong tax laws, an entity established outside of Hong Kong is subject to a 4.95% in 2010/11, 2011/12 and 2012/13 withholding tax on royalty income derived (or deemed to be) from Hong Kong. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro China was previously subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong, which Vimicro Hong Kong had withheld and used to settle the tax liabilities on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of Hong Kong withholding tax paid on the royalty income could be allowed as a foreign tax credit against Vimicro China’s PRC income tax liabilities. In connection with the offshore claim of Vimicro Hong Kong, to the extent that all of Vimicro Hong Kong’s trading income is not taxable in Hong Kong, and no deduction will be claimed for the related royalty fee expenditure and the relevant intellectual property is not used in Hong Kong, the royalty fees are exempted from withholding tax in Hong Kong.

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

Multimedia processors

Multimedia processor revenue derives from PC and embedded notebook camera multimedia processors, image sensors, and other products. Revenues related to multimedia processors are generally recorded net of business taxes and related surcharges provided all revenue recognition criteria have been met.

We use distributors for sales of multimedia processors. We enter into generally short term arrangements with our distributors, which on rare occasions may include certain obligations, such as acceptance or price protection clauses. The distributors make full payment prior to shipping or enjoy credit terms varied from 30 to 90 days. We do not have a history of providing refunds, discounts or other price concessions in connection with price protection clauses that we may provide to a distributor. We believe that such provisions are within our control and expect any benefits provided to the distributor to be insignificant. As such, we believe that it is able to reasonably estimate price concessions as remote, such that the price is fixed and determinable and revenue is recognized upon delivery of the product sold. When we provide an acceptance provision to a distributor, revenue is not recognized until acceptance has been received. We do not have any other post shipment obligations.

The cost of multimedia processor revenue primarily consists of costs associated with the fabrication of wafers, assembly, testing and shipping of multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party image sensors that we sell to our customers.

Surveillance and security products

The surveillance and security products are generally comprised of hardware with essential software and separate installation. The hardware and software components generally include a digital video recorder, camera, server, personal computers and the proprietary software of ViSS with other third party software that supports the operating system. Our software products are bundled together with hardware products so that the software components and non-software components function together to deliver the products’ essential functionality. We market and sell an integrated platform for a unified surveillance, storage and management solution. If the hardware does not contain the software, the surveillance and security solution cannot be separately marketed and sold to customers. Therefore, the surveillance and security products are excluded from being accounted for under software revenue recognition guidance. In addition, we also provide installation services, which includes software testing and equipment set up for the monitoring room. The successful completion of our obligations under these arrangements is often subject to delivery acceptance, satisfactory testing and approval of such products and services. These sales arrangements do not include any general rights of return provisions.

The hardware, software and installation in surveillance and security products arrangements are considered multiple accounting units in accordance with ASC 605. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price.

The relative selling price method is based on the selling price of vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or management’s estimated selling price (“ESP”) if neither VSOE nor TPE is available for the delivered items. We use the estimated selling price for each deliverable as neither VSOE nor TPE is available from our relatively short history engaged in the surveillance and security business. The objective of ESP is to determine the price at which we would transact a sale if the deliverable were sold on a stand-alone basis.

We determine ESP for a deliverable based on the cost plus an estimated profit margin while considering multiple factors including, but not limited to, market conditions, competitive landscape, cost, gross margin objectives and pricing practices. For the hardware and the third-party software component, we purchase these items from third party suppliers. In reference to available market information on the price of hardware and third party software and with our consideration of margins in negotiating the pricing, we established ESP for hardware and the third-party software component. In connection with the installation service component, ESP is based on our internal costs structure and margin with respect to labor costs and market information.

For surveillance and security hardware with bundle software, revenue is recognized when customer acceptance is obtained, which occurs when the customer acknowledges receipt of goods and the delivered hardware with bundled software meet vendor-specific criteria. For installation services, we recognize revenue after obtaining acceptance of the related services. We limit the amount of revenue recognition for delivered items up to the non-contingent portion of the payment.

Generally, customers purchasing video surveillance projects pay in installments, with a portion of the payment upfront upon signing the sales contracts, a portion of the payment upon receipt of the surveillance and security products but before installation, and a portion of the payment after installation and upon satisfaction of our customers. Sometimes, a portion of the payment may not be paid until after a certain period following the installation or even during or after the warranty period. To the extent that arrangements contain extended payment terms for which we do not have a history of successfully collecting under, revenue is recognized as payments from the customers become due, if all other revenue recognition criteria have been met. Payments received from customers in advance of shipment are initially recorded as advances from customers and recorded as revenue after all the revenue recognition criteria have been met.

The cost of surveillance and security product revenue includes the cost of hardware and software, installation and other services and warranty cost. These costs are deferred as inventory costs until the related revenue is recognized.

We also sell hardware with bundled software without installation services and software on a standalone basis. Revenue for these arrangements is recognized when customer acceptance is obtained, which occurs when the customer acknowledges receipt of goods and the hardware with bundled software meet vendor-specific criteria. Standalone software sales were insignificant for the periods presented.

We combine a group of contracts and accounts for them as one arrangement if these contracts are entered into at or near the same time with the same entity or related parties.

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

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately on the balance sheets. Long-lived assets reclassified as held for sale are not depreciated or amortized. The fair value less cost to sell of the long-lived asset or disposal group is evaluated at each end of the reporting period. As of December 31, 2012 and 2013, there was no long-lived asset or disposal group classified as held for sale.

We follow ASC 205-20 in accounting for a component of our company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of our company. Such component is reported as discontinued operations when the operations and cash flow of the components have been or will be eliminated from our company as a result of disposal and we will not have any significant involvement in the operation of the component after the disposal. In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360-10, less applicable income taxes, for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the consolidated statement of operations.

Government grants

Government grants received from PRC government agencies are recognized as deferred government grants and offset against the corresponding expenses as and when they are incurred for the specific research and development projects or general operation purpose for which these grants are received.

Investment in unconsolidated affiliate, at cost

Investments in entities which the Group holds less than 20% of the investee’s voting stock and does not exert significant influence is accounted for using the cost method of accounting. Cost accounting measures the original cost on the fair market value of the consideration at the acquisition date and adjusts or other-than-temporary declines in fair value. Cash dividends from the investee are reported as income. The Group held 0.1% equity interest in Vimicro Wuxi with a carrying amount of $2 thousand as of December 31, 2012. The Group disposed 0.1% equity interest of Vimicro Wuxi in September 2013 for $8 thousand to VMF Consulting Company. The Group beneficially held 18.03% equity interest in Vimicro Qingdao with a carrying amount of nil as of December 31, 2012 and 2013. The investment in Vimicro Qingdao was fully impaired in the year ended December 31 2012. The Group held 12.03% equity interest in Visiondigi amounting to nil as of December 31, 2012 and 2013. The investment was fully impaired as of December 31, 2012.

Investment in equity investee

Investments in entities over which we hold between 20% and 50% of the equity interest, or over which we have significant influence but does not control are accounted for using the equity method of accounting. Equity accounting involves recognizing our share of the profit or loss for the year in the consolidated statements of comprehensive loss. In September 2012, Vimicro China made an investment in and established Zhongtianxin Science and Technology Co., Ltd. (“Zhongtianxin”) with Shanxi Guoxin Investment (Group) Corporation. We directly holds 49% of equity interest in Zhongtianxin and an additional 2% of equity interest is held by VMF Consulting Company on behalf of Vimicro China as a nominee shareholder. As the noncontrolling shareholder has substantive participating rights including the approval of the annual budget, operation and investment plan, appointment, dismissal and remuneration of the board of directors and the general manager according to the Articles of Association of Zhongtianxin, the Company does not have control over Zhongtianxin. Therefore, we adopt the equity method to account for the investment in Zhongtianxin.

We made cash investments of $4,4 million and $0.5 million in Zhongtianxin for the years ended December 31, 2012 and 2013, respectively, and also contributed intellectual properties (“IPs”) with a fair value of $11.8 million, as determined by a third party appraiser, to Zhongtianxin as part of its investment during the year ended December 31, 2013. All the IPs contributed by the Company to Zhongtianxin was developed by us and the related historical research and development expenditures to develop the IPs were fully expensed in our historical consolidated financial statements. As a result, we recorded the contribution of the IPs to Zhongtianxin at carrying amount, which was nil. We recognized its share of loss of $0.1 million and share of profit of $1.4 million (adjusted for basis differences between our cost and the underlying equity in net assets of Zhongtianxin and elimination of intra-entity profits) for the years ended December 31, 2012 and 2013, respectively.

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

Accounts receivable and provision for doubtful accounts

Accounts receivable are stated at the amount we expect to collect. Provisions are made against accounts receivable to the extent that collection is considered to be doubtful. The provision for doubtful accounts charged for the years ended December 31, 2011, 2012 and 2013 was $1.4 million, $0.7 million and $0.02 million, respectively. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any.

Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted-average basis. Cost of work in progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill amount is not amortized but tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We determined that it has two reporting units: video processor business and video surveillance solution business. Goodwill arose from the acquisition of the ViSS business and is allocated to the surveillance and security products segment.

In 2009, Vimicro Tianjin completed the acquisition of the ViSS business that resulted in goodwill of $2.0 million. We assessed the fair value under the surveillance and security products reporting unit as of December 31, 2011 using the income-based valuation methodology. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Based on the results of the valuation, the assessed fair value was below the carrying value of the surveillance and security products reporting unit as of year-end. We then performed a hypothetical purchase allocation using the fair value of the reporting unit and determined that the goodwill was fully impaired. As a result, we recognized a goodwill impairment charge of $2.2 million for the year ended December 31, 2011 under the caption of “Asset impairment” in the consolidated statements of comprehensive loss. There were no goodwill impairment charges recognized for the years ended December 31, 2012 and 2013, respectively and the carrying amount of goodwill was nil as of December 31, 2012 and 2013.

Intangible Assets

Intangible assets with finite useful lives, including core technology, trade name and purchased software are amortized over their estimated useful lives using the straight-line method and carried at cost less accumulated amortization with no residual value. The core technology and software were primarily used in the mobile business. Following the disposal of the mobile business in December 2011, we performed an impairment analysis and concluded that there would not be significant cash flows to be generated by these intangibles. Accordingly, we recorded an impairment charge of $2.7 million, nil and nil for the year ended December 31, 2011, 2012 and 2013, respectively, under the caption of “Asset impairment” in the consolidated statements of comprehensive loss.

During the years ended December 31, 2011, 2012 and 2013, the amortization expenses of intangible assets were $0.2 million, nil and nil, respectively. The carrying amount of intangible assets was nil as of December 31, 2012 and 2013.

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

Impairment of Long-lived Assets

Impairment of Property, Plant and Equipment and Intangibles

We evaluate our long-lived assets or asset group including intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets or asset group to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets or asset group, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows.

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

Share-based Compensation

We apply ASC 718 Compensation-Stock Compensation, or ASC 718. Pursuant to ASC 718, we recognized share-based compensation over the requisite service periods and performance condition for any share options and restricted share grants based on the fair values of share option and restricted share on the dates of grant. For the options that were repriced during the year ended December 31, 2012, in accordance with ASC 718, we recognized additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards. We do not receive any tax benefits or deductions from awards exercised.

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

Results of Operations

Comparison of the Year Ended December 31, 2013 and 2012

Net Revenue. Our net revenue decreased by $6.7 million, or 9.4%, to $64.5 million in 2013 from $71.2 million in 2012. The decrease was primarily due to a $32.3 million decrease in the net revenue from our video processing business, which reflects a 61.2% decrease from 2012. The decrease in revenue from our video processing business was related to a reduction in the number of orders from our largest customer. The decrease in revenue from our video processing business was partially offset by a $26 million increase in net revenue from our video surveillance business, which reflects a 146.6% increase from 2013. The increase in revenue from our video surveillance business was related to our increased marketing efforts in different cities and industry segments. It also reflects the growing implementation of the SVAC standard for which our products our specially designed.

Cost of Revenue. Cost of revenue decreased by $ 3 million, or 6.7%, to $42.1 million in 2013 from $45.1 million in 2012. The decrease was primarily due to a $17.7 million decrease in cost of revenue from our video processing business, which reflects a 57.8% decrease from 2012. The 57.8% decrease in cost of revenue from our video processing business corresponds roughly to the 61.2% decrease in revenue from this business. The decrease in cost of revenues was partially offset by a $14.7 million increase in cost of revenue from our video surveillance business, which reflects a 101.0% increase from 2013.

Gross Profit and Gross Margin. Our gross profit decreased by $3.6 million, or 14%, to $22.4 million in 2013 from $26.0 million in 2012. Our gross profit margin decreased to 34.7% in 2013 from 36.6% in 2012. This decrease was related to the growth of our video surveillance business which has historically had a lower gross profit margin than our video processing business. Our gross profit margin for our video surveillance business was 18.1% in 2012 compared to 33.2% In 2013. The increase in the gross profit margin for our video surveillance business was related to increased economies of scale as we have ramped up our video surveillance business. Our gross profit margin for our video processor business was 42.7% in 2012 compared to 35.5% in 2013.

Operating Expenses. Operating expenses increased by $1.5 million, or 4.8%, to $33.3 million in 2013 from $31.7 million in 2012.

•                  Research and Development. Research and development expenses increased by $2.7 million, or 30.9%, to $11.6 million in 2013 from $8.9 million in 2012. Our gross research and development expenditures before the deduction for government grants relating to research and development activities were $15.6 million in 2012 and $25.2 million in 2013. The increase in our research and development expenses was mainly due to increased expenditures in connection with our developing video surveillance business, including the purchase of intellectual properties.

•                  Sales and Marketing. Sales and marketing expenses increased by $0.3 million, or 3.3%, to $9.5 million in 2013 from $9.2 million in 2012. The increase was mainly due to in the expansion of our video surveillance business.

•                  General and Administrative. General and administrative expenses decreased by $0.1 million, or 0.8%, to $12.1 million in 2013 from $12.2 million in 2012. The decrease was mainly attributable to (i) the decrease of the bad debts provision which decreased from $1.9 million in 2012 to approximately $0.7 million in 2013; and (ii) a decrease in the provision for impairment of long-term investment from $1.45 million in 2012 to nil in 2013.

•                  Asset Impairment. Asset impairment decreased from $1.4 million in 2012 to nil in 2013. We evaluate our long-lived assets, including long-term investments for impairment and recognizes impairment if any event or change in circumstances indicates that the carrying amount of long-lived assets may not be fully recoverable. We recognize a loss based on the excess of the carrying amount of the long-lived asset of concern over its fair value, generally estimated using a upon discounted cash flows method.

Income Tax Expense. Income tax expense was approximately $0.7 million in 2013, compared to an income tax expense of approximately $0.2 million in 2012.

Other Income. Other income was $1.4 million in 2013, compared to $1.9 million in 2012, the increase was mainly due to foreign exchange gain.

Net Profit. As a result of the above, we had a net loss attributable to Vimicro International Corporation of $8.4 million in 2013 compared to $0.6 million in 2012.

Comparison of the Year Ended December 31, 2012 and 2011

Net Revenue. Our net revenue increased by $12.2 million, or 20.7%, to $71.2 million in 2012 from $59.0 million in 2011. The increase was primarily due to (i) an increase in net revenue from the sales of PC camera processors to $53.4 million in 2012 from $47.9 million in 2011, which reflected a 14% increase in unit shipments in 2012, and (ii) an increase in net revenue from our video surveillance business to $17.8 million in 2012 from $12.1 million in 2011, primarily reflecting our increased sales and marketing efforts in this business line.

Cost of Revenue. Cost of revenue increased by $6.6 million, or 17.1%, to $45.1 million in 2012 from $38.5 million in 2011. The increase was in line with our increase in net revenue. Our gross profit increased by $5.5 million, or 26.8%, to $26.0 million in 2012 from $20.5 million in 2011. Our gross profit margin slightly increased to 36.6% in 2012 from 34.8% in 2011, primarily due to an increase in the sales of PC camera processors as a percentage of our total net revenue. Historically, sales of PC camera processors yielded a relatively higher gross profit margin. The gross profit margin of the video surveillance business decreased while the related sale increased in 2012. The lower gross profit margin relating to the video surveillance business reflected a relatively lower level of profit margins associated with certain new projects and solutions we provided in 2012 as part of our efforts to expand this business line.

Operating Expenses. Operating expenses decreased by $17.4 million, or 35.4%, to $31.7 million in 2012 from $49.1 million in 2011.

•                  Research and Development. Research and development expenses decreased by $10.1 million, or 53.2%, to $8.9 million in 2012 from $19.0 million in 2011. Our gross research and development expenditures before the deduction for government grants relating to research and development activities were $20.1 million in 2011 and $15.6 million in 2012. The decrease in our research and development expenses was mainly due to (i) an increase of approximately $5.6 million in utilizing government grants in connection with our research and development projects for video surveillance business, and (ii) a decrease of approximately $3.2 million in payroll and welfare expenses, reflecting a decrease in the number of research staff as we execute our plan to dispose of mobile business as well as to enhance our operating efficiency.

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

•                  Asset Impairment. Asset impairment decreased by $5.2 million to $1.4 million in 2012. We evaluate our long-lived assets, including goodwill and long-term investments for impairment and recognize impairment if any event or change in circumstances indicates that the carrying amount of long-lived assets may not be fully recoverable. We recognize a loss based on the excess of the carrying amount of the asset of concern over its fair value, generally estimated using a discounted cash flows method.

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

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be materially affected in the future by higher rates of inflation in China.

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

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment (“CTA”) upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that foreign currency translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740), or ASU 2013-11, to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, with certain exceptions. The modifications to ASC 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. We have adopted ASU 2013-11 on January 1, 2013. Starting January 1, 2013, we have presented an unrecognized tax benefit or a portion of an unrecognized tax benefit as deduction of deferred tax assets if applicable.

B.                     Liquidity and Capital Resources

In the past, we financed our operations primarily through sales of our equity securities to private investors, proceeds from our initial public offering as well as through cash generated from our operating activities. We have also received government grants to fund our research and development projects. Our principal use of cash for the year ended December 31, 2013 was to fund our working capital requirements, investments and capital expenditures for construction work. As of December 31, 2012 and 2013, we had $55.5 million and $35.9 million in cash and cash equivalents, respectively.

As part of our efforts to further develop and ramp up our video surveillance business, through Vimicro Tianjin, we constructed a new facility for the research, development and production of digital high-definition video surveillance products and solutions. For more information about this project, see “—Capital Expenditures.” In connection with this project, Vimicro Tianjin obtained a credit facility of up to RMB186.0 million ($29.6 million) from China Construction Bank Tianjin Branch. The loan may be drawn down in installments no later than March 2017, based on our actual cash needs and the progression of our projects. The loan will bear an interest rate of 105% of the benchmark interest rate as published by the People’s Bank of China from time to time, adjusted on an annual basis. As of March 31, 2014, we have drawn down RMB80.0 million ($13.1 million) under the facility. We need to repay 30% in 2015 and 35% in 2016 of the principal amounts that have been drawn down under the facility and repay the remaining principal amounts with all accrued interest in 2017. In connection with the facility, Vimicro Tianjin has pledged as collateral the facility under construction and the underlying land use rights. Vimicro Beijing is a guarantor under the facility agreement.

Vimicro Tianjin’s facility agreement with China Construction Bank Tianjin Branch contains covenants that impose operating and financing restrictions on it. Such restrictions include:

•            restrictions from using the loan for a purpose other than the one stated in the agreement, being the financing of, among other things, research and develop activities and construction projects associated with our video surveillance business;

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

In addition, Vimicro Beijing also agreed to certain negative covenants, including a requirement to obtain prior written consent from the bank before extending certain major guarantees and restrictions on undertaking significant corporate actions in its capacity as a guarantor under the facility agreement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The development and ramping-up plan of our video surveillance operations involves risks.”

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for video surveillance products. In addition, we also expect that that cash required to finance our construction work in connection with our ramping-up plan of our video surveillance business will continue to increase in 2014. We believe that we have sufficient funds to meet our present requirements. If we have additional requirements for capital in the future, we expect to utilize any cash generated from our operations and available funds under our current credit facility. We may offer additional equity or debt securities or incur additional indebtedness to meet such needs.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Net cash (used in) / provided by operating activities	(26,772)	7,101	(14,806)
Net cash provided by / (used in) investing activities	7,042	(2,371)	(6,484)
Net cash (used in) /provided by financing activities	(1,936)	1,666	651
Effect of exchange rate changes on cash and cash equivalent	1,402	(91)	976
Net (decrease) / increase in cash and cash equivalent	(20,264)	6,305	(19,663)
Cash and cash equivalent at beginning of year	69,491	49,227	55,532
Cash and cash equivalent at end of year	49,227	55,532	35,869

Net cash used in operating activities in 2013 was $14.8 million. Net cash provided in operating activities in 2012 was $7.1 million. Net cash used in operating activities in 2011 was $26.8 million. Major operating cash outflow items in 2013 included (i) amounts due from related parties of $20.3 million, (ii) a decrease in accrued expenses and other current liabilities of $4.8 million, and (iii) our net loss of $8.7 million. Major operating cash inflows items in 2013 included (i) an increase of $14.2 million of accounts payable in relation to our purchases of surveillance-related products and (ii) an increase in tax payables of $4.6 million in 2013. Major operating cash inflows items in 2012 included (i) a $6.6 million of deferred government grants in relation to our research and development activities, (ii) a decrease in inventories of $3.5 million general in line with our increase in sales in 2012, and (iii) an increase of accrued expenses and other current liabilities of $3.2 million, primarily reflecting the increase payables to other suppliers. Major operating cash outflow items in 2012 included (i) our net loss of $7.3 million, and (ii) an increase in accounts and notes receivable of $8.0 million generally in line with our increase in sales in 2012. Net cash used in operating activities in 2011 primarily reflected (i) our net loss of $40.1 million, partially offset by adjustments for (ii) asset impairment of $6.6 million, consisting primarily of $2.2 million of impairment in goodwill and $2.7 million of impairment in intangible asset, and (iii) depreciation of $4.5 million in 2011.

Net cash used in investing activities was $6.5 million in 2013, primarily due to cash used to purchase property, equipment and software of $9.9 million. This was partially offset by sales deposit in an amount of $3.3 million of an office building by Vimicro Jiangsu in Nanjing and proceeds from disposal of assets in discontinued operations in the amount of $2.9 million related to the sale of assets to Vimicro Qingdao. Net cash used in investing activities was $2.4 million in 2012, primarily due to a purchase of property, equipment and software of $8.5 million and increase of equity investment of $4.3 million primarily in relation to Zhongtianxin, partially offset by a disposal of equity interest of $10.4 million primarily in relation to Vimicro Shanghai. Net cash provided by investing activities was $7.0 million in 2011, primarily due to the maturity of short-term time deposits of $12.4 million and proceeds from disposal of assets and equity interest in discontinued operations of $6.2 million, partially offset by a purchase of property, equipment and software of $11.7 million.

Net cash provided by financing activities amounted to $0.7 million in 2013, primarily due to proceeds from long-term bank loans of $8.3 million, partially offset by repurchase of shares of $6.6 million related to our repurchase of shares held by entities affiliated with General Atlantic LLC. Net cash provided by financing activities amounted to $1.7 million in 2012, due to an increase of long-term bank loans of $4.8 million, and an increase of interest-free government loans of $4.8 million, partially offset by cash used for repurchase of ADSs of $7.4 million. Net cash used by financing activities amounted to $1.9 million in 2011, primarily due to cash used for the repurchase of ADSs of $2.7 million, and partially offset by $0.7 million from capital contributions from minority shareholders.

Our future cash requirements will depend on many factors, including our level of operating income, the timing of new product introductions, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue, the performance of video surveillance projects or construction of office buildings. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility.

Regulations in the PRC permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries from transferring funds to our company in the form of dividends, loans and advances. In addition, the registered capital of our PRC subsidiaries is also restricted. We have cash and bank deposits of approximately $38.4 million, $38.5 million and $29.5 million in the PRC as of December 31, 2011, 2012 and 2013, respectively, of which approximately $31.0 million, $31.0 million and $29.2 million, respectively, are denominated in RMB.

Capital Expenditures

Our capital expenditures amounted to $11.7 million, $8.4 million and $6.6 million, in 2011, 2012 and 2013, respectively. In 2013, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities as well as our capital expenditures incurred in connection with our construction project in Tianjin. We estimate that we will incur capital expenditures of (i) approximately $14.9 million in 2014 for the construction project planned by Vimicro Jiangsu, depending on the progress of the construction work, (ii) approximately $3.3 million in 2014 for the construction project in Tianjin, and (iii) approximately $3.0 million in 2014 (excluding land use rights premiums, property development expenditures and capital injections into new companies) for purchases of software, development tools and other items related to our product development activities. We have not incurred any capital expenditure in the three months ended March 31, 2014.

As part of our efforts to further develop and ramp-up our video surveillance solution business, through Vimicro Tianjin, we constructed a facility for the research, development and production of digital high-definition video surveillance products and solutions. The facility, located in Tianjin, has an aggregate gross floor area of approximately 35,000 square meters and has capacity for research, development, production and office uses. The aggregate capital expenditure in connection with the project, including construction costs, purchases of equipment and technology, research and development costs and employee-related costs, was RMB270.7 million ($43.0 million). We financed RMB80.0 million ($13.1 million) of this capital expenditure through a draw down of a RMB186.0 million ($29.6 million) credit facility obtained from China Construction Bank and the remainder we financed through our internal capital resources. We may plan for additional development projects on this parcel of land based on our operational needs. We are in the process of applying for the necessary governmental approvals to utilize this facility. Once we receive the government permits and approvals, we plan to commence operations at this facility. For more information on the credit facility, see “—Liquidity and Capital Resources.”

Vimicro China has executed an agreement in December 2006 with Xinhua Agricultural, providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for use of the land. The project is subject to governmental approval and the construction has not yet commenced. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

We are developing a parcel of land held by Vimicro Jiangsu. The facility, which will be located in Xuzhuang Software Industrial Park, Nanjing, Jiangsu Province, will have an aggregate gross floor area of approximately 114,924 square meters. The estimated aggregate capital expenditure in connection with the project, including construction costs, purchases of equipment and technology, research and development costs and employee-related costs, amounts to RMB344.2 million ($56.5 million). We expect to finance the project primarily through payments we will receive from the pre-sale of the buildings being constructed land. In 2013, we incurred capital expenditure of RMB7.4 million ($1.3 million) to develop the Vimicro Jiangsu facility. We expect to complete the project in 2016.

C.                     Research and Development

We maintain a team of experienced engineers who are involved in our research and development efforts. As of December 31, 2013, our research and development staff consisted of 248 employees, representing approximately 51% of the total number of our employees. Our research and development staff consisted of 249 employees as of December 31, 2012. Many of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. We currently intend to recruit most of our engineers in China, although we will also selectively recruit experienced engineers from Silicon Valley. We have established various recruiting and training programs with leading universities in China. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost-effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to $20.1 million, $ 15.6 million and $25.2 million in 2011, 2012 and 2013, respectively.

D.                     Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any operational trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material effect on our revenue, profit, liquidity or capital resources or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                       Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	More than 3 years
	(in thousands of U.S. dollars)
Operating lease obligations	3,904	2,986	838	80
Product purchase obligations	7,566	7,566	—	—
Construction in progress obligation	2,634	2,418	216	—
Long-term bank loan and interest	15,987	882	15,105	—
Property, equipment and software purchase obligation	608	608	—	—

Total	30,699	14,460	16,159	80

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

G.                     Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. The accuracy of these statements may be impacted by a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the following risks and uncertainties:

•                          our ability to increase our sales of PC camera processors, as well as video surveillance products;

•                          the expected growth of the video surveillance market;

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

ITEM 6.                          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                     Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Position/Title
Zhonghan (John) Deng	Chairman of the Board and Chief Executive Officer
Zhaowei (Kevin) Jin	Director, President and Chief Operating Officer
Yundong (Raymond) Zhang	Director, and Chief Technology Officer
Jun Zhu	Senior Vice President
Jinming (Jimmy) Dong	Chief Controller
Changyong (Robert) Chen(1)(2)(3)	Independent Director
Charles K. Ng(3)	Independent Director
Darrin J. Young(2)	Independent Director
Zhijie (Jeffrey) Zeng(1)(3)	Independent Director

(1)                  Member of the corporate governance and nominating committee.

(2)                  Member of the compensation committee.

(3)                  Member of the audit committee.

*                          Our board of directors has appointed Peter Li as our chief financial officer and vice president of finance, effective April 30, 2014.

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

Yundong (Raymond) Zhang joined our company in 2001 and is currently a member of our board of directors and also serves as our chief technology officer. He is responsible for leading all research and development activities, as well as formulating technology and product strategy for the video surveillance business. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoders, 3D graphics engines, ethernet controllers and 16- bit game processors. Mr. Zhang received his B.S. and M.S. degrees in electrical engineering from Fudan University.

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

Charles (Chuck) K. Ng has served as a member of our board of directors since July 2010. Mr. Ng has extensive experience working with innovative technology companies. He is a partner at Suma Ventures, a US/China venture capital firm, in charge of investments across IT/TMT, life science and other emerging technology sectors. Previously, Mr. Ng also started a number of companies and has experience in operations, finance and strategy. Mr. Ng received his undergraduate degree from the University of California, Berkeley and has dual MBA degrees from Tsinghua University and INSEAD.

Dr. Darrin J. Young has served as a member of our board of directors since January 1, 2014. Dr. Young has served as a USTAR Associate Professor at the University of Utah in Salt Lake City since 2009 and as an Associate Chair of the Electrical and Computer Engineering Department of the University of Utah since 2013. Prior to that, he served as an Associate Professor and an Assistant Professor at the Case Western Reserve University. Before that, Dr. Young was a Participating Researcher at the Lawrence Livermore National Laboratory. Prior to that, he worked at Rockwell Semiconductor Systems and at Hewlett-Packard Laboratories. Dr. Young received his Bachelor’s, Master’s, and Doctoral degrees in Electrical Engineering and Computer Sciences from the University of California at Berkeley.

Zhijie (Jeffrey) Zeng has served as a member of our board of directors since July 31, 2009. He is currently the managing partner of Kaixin Investment Co. Ltd., a venture capital fund founded by China Development Bank Corporation and CITIC Capital Holdings Ltd. (formerly known as the China International Trust and Investment Company). Jeffrey Zeng is also the senior managing director of the CITIC Capital Holdings Limited. Jeffrey has been active in the venture capital industry for more than fifteen years. Prior to joining CITIC Capital, he was a managing director of Walden International since 2001, an established global venture capital firm, for which he was mainly responsible for venture investments in China. Prior to Walden International, Mr. Zeng worked for CITIC Pacific Ltd in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Additionally, he is the chairman of China Special Article Logistics Company and concurrently serves as independent director for five listed companies: Great Wall Technology Company Ltd (SEHK), Chinasoft International Ltd (SEHK), E-House (NYSE), and AutoNavi (Nasdaq). He also serves as director or independent director of the State Microelectronics and the United Overseas Bank. He also serves as co-chairman of the Venture Capital Committee of Investment Association of China, the executive director of AAMA China branch and board member of the WRSACC 2005 Committee. He has a B.S. in Economics from the University of Nagasaki, Japan, and an M.M. from Stanford University.

B.                     Compensation of Directors and Executive Officers

Cash Compensation

In 2013, the aggregate cash compensation we paid to our executive officers was approximately $1.7 million and the aggregate cash compensation we paid to our non-executive directors was $100,000. We have not made any arrangement with our directors to provide for benefits upon termination of their directorship.

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

The following table summarizes, as of December 31, 2013, the outstanding options granted pursuant to the 2004 Plan.

	Ordinary Shares
	Underlying	Exercise Price
	Options Granted	($ per share)	Date of Grant	Date of Expiration
Zhaowei (Kevin) Jin	1,601,600	0.195	October 14, 2004	October 14, 2014

Yundong (Raymond) Zhang	460,000	0.195	October 14, 2004	October 14, 2014

Jun Zhu	150,000	0.195	October 14, 2004	October 14, 2014
	200,000	0.195	October 28, 2005	October 28, 2015

	Ordinary Shares
	Underlying	Exercise Price
	Options Granted	($ per share)	Date of Grant	Date of Expiration
Changyong (Robert) Chen	100,000	0.195	October 14, 2004	October 14, 2014

Zhijie (Jeffrey) Zeng	30,000	0.195	May 1, 2005	May 1, 2015

Other individuals as a group	1,685, 350	From 0.195 to 3.0	From October 14, 2004 to October 28, 2005	From October 14, 2014 to October 28, 2015

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

Grant of Performance-based Shares in 2013. We granted 2,423,324 performance-based shares to employees and 597,260 performance-based shares to non-employees under the 2005 Plan. Key terms in the award agreements are: 16.7% of the shares will be vested each quarter after the vesting commencement date (January 1, 2013) for every quarterly performance review for the first three quarters of the year 2013 in which the Company gives the grantee a satisfactory evaluation; and 50% of the shares will be vested one year after the vesting commencement date (January 1, 2013) if the Company gives the grantee a satisfactory evaluation on the annual performance review.

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

The following table summarizes, as of December 31, 2013, the outstanding options granted pursuant to the 2005 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Zhonghan (John) Deng	3,500,000	0.195	August 9, 2006	August 9, 2016
	3,000,000	0.195	August 7, 2011	August 7, 2021
	266,774	0.0001	March 29, 2012	March 29, 2022
	242,524	0.0001	November 11,2013	November 11,2023
Zhaowei (Kevin) Jin	1,200,000	0.195	August 9, 2006	August 9, 2016
	2,000,000	0.195	August 7, 2011	August 7, 2021
	190,552	0.0001	March 29, 2012	March 29, 2022
	173,228	0.0001	November 11,2013	November 11,2023
Yundong (Raymond) Zhang	500,000	0.195	September 26, 2010	September 26, 2020
	101,187	0.0001	March 29, 2012	March 29, 2022
	91,684	0.0001	November 11,2013	November 11,2023
Jun Zhu	200,000	0.195	August 13, 2007	August 13, 2017
	200,000	0.195	September 26, 2010	September 26, 2020
	3	0.0001	March 29, 2012	March 29, 2022
	108,268	0.0001	November 11,2013	November 11,2023
Jimmy Dong	200,000	0.3625	June 10,2013	June 10,2023
	70,584	0.0001	November 11,2013	November 11,2023
Zhijie (Jeffrey) Zeng	100,000	0.195	August 1, 2009	August 1, 2019
	200,000	0.195	August 7, 2011	August 7, 2021
Charles K. Ng	100,000	0.195	September 26, 2010	September 26, 2020
	200,000	0.195	August 7, 2011	August 7, 2021
Other individuals as a group	9,923,434	From 0.0001 to 4.55	From December 26, 2005 to November 11, 2013	From December 26, 2015 to November 11, 2023

The following table summarizes, as of December 31, 2013, the outstanding restricted shares granted pursuant to the 2005 Plan.

	Ordinary Shares Underlying Restricted Shares Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Zhijie (Jeffrey) Zeng	16,000	0.00	October 31, 2009	October 31, 2019
Changyong (Robert) Chen	16,000	0.00	October 31, 2009	October 31, 2019
Other individuals as a group	10,000	0.00	From March 3, 2006 to September 26, 2010	From March 3,2016 to September 26, 2020

C.                     Board Practices

Our board of directors consists of seven directors. A director is not required to hold any of our shares by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that the nature of the interest is disclosed prior to its consideration. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third-party.

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

In 2013, our audit committee held meetings or passed resolutions by unanimous written consent eight times.

Compensation Committee. Our compensation committee consists of Messrs. Changyong (Robert) Chen and Darrin J. Young. Messrs. Chen and Young satisfy the “independence” requirements of the NASDAQ corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                          reviewing the compensation of the board members and providing recommendation to the board with respect to their compensation;

•                          reviewing and approving the compensation of the officers of Vimicro and its subsidiaries periodically and reporting such decision to the board;

•                          reviewing the compensation of all employees of Vimicro and its subsidiaries recommended by management, and recommending any changes to management if necessary;

•                          reviewing and approving all annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans;

•                          reviewing and approving the senior officers’ employment agreements and any amendments thereto, and severance arrangements, if any;

•                          in its sole discretion, retaining or receiving the advice from Vimicro’s regular legal counsel, other independent counsel, compensation and benefits consultants and other experts or advisors that the compensation committee believes to be desirable or appropriate.

•                          assessing the independence of advisors who advise on compensation-related matters and whether to engage the services of any such advisors who are not independent; and

•                          reviewing and approving executive officer and director indemnification and insurance matters.

In 2013, our compensation committee held meetings or passed resolutions by unanimous written consent four times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs Zhijie (Jeffrey) Zeng and Changyong (Robert) Chen. Messrs. Zeng and Chen satisfy the “independence” requirements of the NASDAQ corporate governance rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2013, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our articles of association govern the way our company is operated and the powers granted to the directors to manage the daily affairs of our company.

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

Pursuant to the “home country practice” exemptions above, we did not hold an annual shareholder meeting in 2013. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Nasdaq Marketplace Rule 5635(c) requires each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding share options. Pursuant to the “home country practice” exemptions above that we applied and obtained, the amendments to our 2005 Share Incentive Plan to permit the option repricing were approved and ratified by only our board of directors and such amendments have not been, and will not be sought by us to be, approved or ratified by our shareholders.

D.                     Employees

We had 778, 506 and 489 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had 116 employees in management and administration, 248 employees in research and development and 125 employees in sales and marketing. The decrease in our number of employees in 2013 reflected our business transition to allocate more of the company’s resources on our core businesses. We have a workers’ union that protects employees’ rights and welfare benefits. We have not had any strikes or other material labor disputes that have interfered with our operations. We believe that we have maintained a good relationship with our workers’ union and our employees.

E.                      Share Ownership

As of March 31, 2014, 95,224,727 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and non-vested restricted shares. On the same date, a total of 13,444,382 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. Except for holders of 42,000 restricted shares, no shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2014, assuming the exercise of all of our outstanding share options, by:

(1)                 each of our directors and executive officers; and

(2)                 each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:

Zhonghan (John) Deng(2)	14,022,488	13.9
Zhaowei (Kevin) Jin(3)	7,791,471	7.8
Yundong (Raymond) Zhang(4)	2,056,340	2.1
Jun Zhu(5)	778,268	0.8
Jinming (Jimmy) Dong(6)	75,292	0.1
Charles K. Ng(7)	200,000	0.2
Changyong (Robert) Chen(8)	562,000	0.6
Darrin J. Young	—	—
Zhijie (Jeffrey) Zeng(9)	304,000	0.3
All Directors and Executive Officers as a Group(10)	25,789,859	24.03

Principal Shareholders:
Xiaodong (Dave) Yang(11)	11,553,961	11.8
Power Pacific (Mauritius) Limited(12)	11,250,000	12.0

(1)                  Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person within 60 days after March 31, 2014. Percentage ownership of each listed person is based on 95,224,727 shares outstanding as of March 31, 2014 and the number of shares underlying options and restricted shares held by such person.

(2)                 Includes 8,513,192 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Vimicro Beijing Corporation, an entity wholly-owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, and 5,509,296 ordinary shares issuable upon exercise of options held by Mr. Deng within 60 days after March 31, 2014 The address for Mr. Deng is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(3)                  Includes 3,626,091 ordinary shares (including ordinary shares represented by ADSs) held by Vimicro Shenzhen Corporation, an entity wholly-owned by Absolute Sino Group Limited, of which Mr. Jin is the sole shareholder, and 4,165,380 ordinary shares issuable upon exercise of options held by Mr. Jin within 60 days after March 31, 2014. The address for Mr. Jin is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(4)                  Includes 1,103,472 ordinary shares (including ordinary shares represented by ADSs), and 952,868 ordinary shares issuable upon exercise of options held by Mr. Zhang within 60 days after March 31, 2014. The address for Mr. Zhang is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(5)                  Includes 778,268 ordinary shares issuable upon exercise of options held by Mr. Zhu within 60 days after March 31, 2014. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.

(6)                  Includes 75,292 ordinary shares issuable upon exercise of options held by Mr. Dong  within 60 days after March 31, 2014. The address for Mr. Dong  is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(7)                  Includes 200,000 ordinary shares issuable upon exercise of options held by Mr. Ng within 60 days after March 31, 2014. The address for Mr. Ng is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(8)                  Includes 362,000 ordinary shares (including ordinary shares represented by ADSs) and 200,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days after March 31, 2014. The address for Mr. Chen is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(9)                  Includes 84,000 ordinary shares (including ordinary shares represented by ADSs) and 220,000 ordinary shares issuable upon exercise of options held by Mr. Zeng within 60 days after March 31, 2014. The address for Mr. Zeng is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(10)       Includes 13,688,755 ordinary shares (including ordinary shares represented by ADSs), ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 12,101,104 ordinary shares underlying outstanding options held by our directors and executive officers within 60 days after March 31, 2014.

(11)           Includes 10,253,961 ordinary shares and 1,300,000 ordinary shares issuable upon exercise of options held by Mr. Yang within 60 days after March 31, 2014. The address for Mr. Yang is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(12)           Includes 11,250,000 ordinary shares pursuant to Schedule 13G filed by Power Pacific (Mauritius) Limited on February 10, 2006. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius.

Based on 95,224,727 ordinary shares outstanding as of March 31, 2014, approximately 53.5% of our outstanding ordinary shares are held by 36 record holders in the United States, including the ordinary shares held by JPMorgan Chase Bank N.A., the depositary of our ADS program.

ITEM 7.                          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                     Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                     Related Party Transactions

Related Party Transactions Involving Zhongtianxin

In September 2012, we established Zhongtianxin with Guoxin Group and VMF Consulting Company (a related party entity controlled by Zhonghan (John) Deng and Zhaowei (Kevin) Jin, who are members of our management team and managed by Xiaodong (Dave) Yang, who acted as our director until May 2012) to focus on our surveillance business. Guoxin Group and VMF Consulting Company agreed to make cash contributions of RMB98 million and RMB4 million, respectively, to Zhongtianxin. In addition, Vimicro China agreed to make a cash contribution of RMB26 million and provide certain intellectual property, appraised at RMB72 million by an independent third-party valuation firm, as part of its investment in Zhongtianxin. As of December 31, 2013, these amounts had been paid in full.Our investment in Zhongtianxin is accounted for using the equity method as Guoxin Group may exercise substantive participating rights in accordance with the constitutive documents of Zhongtianxin.

In 2013, our sales to Zhongtianxin totaled $21.3 million. This amount primarily consisted of the sales of inventories from Vimicro Tianjin and Vimicro Fuzhou to Zhongtianxin to carry out its surveillance projects in Taiyuan and Baoding. We also purchased inventory from Zhongtianxin in the amount of $3.7 million. In addition, as of December 31, 2013, the amount due to us from Zhongtianxin totaled $19.4 million. This outstanding amount primarily consisted of accounts receivable. As of December 31, 2013, we had an amount due to Zhongtianxin of $6.8 million which was related to prepayments made to vendors by Zhongtianxin on behalf of our company.

For a discussion of some of the risks involved in our relationship with Zhongtianxin, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—We are subject to risks relating to our relationships with minority shareholders of our non wholly-owned subsidiaries and joint venture partners of our associated companies.”

Divestment of Non-core IC Businesses and Associated Land Use Rights

In December 2010, we adopted the plan to dispose our loss-making non-core IC businesses and three entities holding related land use rights to VMF Consulting Company, a related party, for cash consideration. In December 2010, we completed the disposal of Vimicro Wuxi, the entity engaging in such business, to VMF Consulting Company by transferring 95% of the equity interest in Vimicro Wuxi. In 2012 and September 2013, we completed the transfer of 4.9% and the remaining 0.1% of the equity interest in Vimicro Wuxi to VMF Consulting Company, respectively.

In 2012, we disposed of our interest of Vimicro VMF Shanghai Corporation, the parent company of Vimicro Shanghai, to Vimicro Xingguang Corporation, an affiliate of VMF Consulting Company, for a total consideration of $10.4 million. In April 2013, we transferred our interest in VMF Shenzhen, the parent company of Vimicro Shenzhen, to Vimicro Tianshi, an affiliate of VMF Consulting Company for a total consideration of US$10.0 million. The consideration was based on a valuation performed by a third party appraiser. We received $5.0 million of this amount in 2013, and $3.8 million and $1.2 million in January and April 2014, respectively.

Option to Purchase Ownership Interest in Vimicro Tianjin

On December 29, 2008, we formed Vimicro Tianjin with Tianjin SAMC and Vimicro Management Foundation, or VMF. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. VMF holds a nominal ownership interest for purposes of maintaining the status of a domestic company of Vimicro Tianjin which enhances its ability to promote security and surveillance businesses in domestic markets. Pursuant to agreements between Vimicro China and VMF, we obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. VMF also granted us an exclusive right to acquire from VMF the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by VMF for its equity interest in Vimicro Tianjin. It is necessary for VMF to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right to acquire the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. The arrangements described above were approved by our board of directors and the committees of the board of directors on June 30, 2009. Vimicro Tianjin focuses on the design, manufacture and sale of surveillance processors and video surveillance solutions. Vimicro Management Foundation, or VMF, is a limited partnership with Zhonghan (John) Deng and Zhaowei (Kevin) Jin as limited partners who are members of our management team and managed by Dr. Xiaodong (Dave) Yang, the general partner of VMF, who acted as our director until May 2012.

Disposal of Mobile Phone Multimedia Processor Business

Starting in the first quarter of 2011, we experienced a sharp sequential and year-over-year revenue decline in our mobile phone multimedia processor business. In order to focus on our video processor and video surveillance businesses, while at the same time streamlining our cost structure, we launched a plan to dispose of our mobile phone multimedia processor business to Vimicro Qingdao. Vimicro Qingdao was an entity established in December 2011 to independently operate the mobile phone multimedia processor business. Vimicro Qingdao is 18% owned by Vimicro China, 19% owned by Wuxi Vimicro Corporation and 14% owned by VMF Consulting Company. The remaining 49% interest in Vimicro Qingdao is owned by an entity controlled by two former key employees of the mobile phone multimedia processor business. Following the disposal of our mobile phone multimedia processor business to Vimicro Qingdao, we regard the mobile phone multimedia processor business as an equity investment which we no longer consolidate in our consolidated financial statements.

The total consideration due to Vimicro China for the disposal amounted to $4.2 million, which is based on an independent appraisal. One-time restructuring costs and charges associated with the disposal were approximately $4.2 million, which was recorded in the fourth quarter of 2011. To provide the cash needed for the acquisition, we made a capital contribution of approximately $1.4 million to Vimicro Qingdao and received in aggregate 18% of its equity interest. The transaction was closed in December 2011.

Due to continued losses sustained by Vimicro Qingdao and its lack of ability to pay the full consideration for the transfer of assets, in 2013, we entered into a settlement agreement with Vimicro Qingdao whereby we agreed to receive a total payment of $2.9 million from Vimicro Qingdao in lieu of the consideration initially agreed to by parties and forgive the remaining amount. The $2.9 million has been fully paid as of the date of this annual report. The settlement agreement was considered and approved by our audit committee (consisting entire of independent directors) in April 2013. The audit committee considered, among other relevant factors, the reasons of Vimicro Qingdao’s inability to repay the full amount, the probability of full recovery, the possibility of taking legal actions as well as the resources needed to resolve the issue using alternative means.

For additional information on our related party transactions, see “Note 16 - Related Party Transactions” in the consolidated financial statements included in this annual report.

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

In 2013, the trading price of our ADSs on the NASDAQ Global Market ranged from $1.07 to $2.35 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Share Price
	High	Low
Annual High and Low

2009	$4.89	$1.29
2010	$5.27	$3.05
2011	$4.03	$1.18
2012	$1.95	$0.69
2013	$2.35	$1.07
Quarterly High and Low

First Quarter 2012	$1.60	$1.23
Second Quarter 2012	$1.95	$0.77
Third Quarter 2012	$1.29	$0.69
Fourth Quarter 2012	$1.45	$0.86
First Quarter 2013	$1.86	$1.07
Second Quarter 2013	$1.76	$1.10
Third Quarter 2013	$1.50	$1.10
Fourth Quarter 2013	$2.35	$1.35
First Quarter 2014	$5.18	$1.87

Monthly Highs and Lows

November 2013	$2.25	$1.65
December 2013	$2.25	$1.70
January 2014	$3.90	$1.87
February 2014	$3.40	$2.66
March 2014	$5.18	$3.10
April 2014 (through April 24, 2014)	$5.14	$2.94

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

According to Article 3 of our memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his position as director (unless the company permits him to do so) , a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

•                          the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                          the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his interest; and

•                          the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•                  a company acts or proposes to act illegally or ultra vires;

•                  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•                  those who control the company are perpetrating a “fraud on the minority.”

Registration Rights

Pursuant to a registration rights agreement dated as of October 12, 2004, or the Registration Rights Agreement, we granted certain investment entities affiliated General Atlantic customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights.

In March 2013, General Atlantic sold 500,000 ADSs to Mr. Steve Bishop. In connection with the ADS sales, General Atlantic assigned certain rights under the Registration Rights Agreement to the purchaser. Such rights included, with respect to the sold ADSs, the right to require us to register registrable securities on Form F-3 and to require us to include such securities in any other registration of securities initiated by us or other shareholders of us.

In December 2013 we repurchased 11,267,767 shares held by General Atlantic and in January 2014, we repurchased 11,267,755 shares held by General Atlantic. These two repurchases constituted all of the shares held by General Atlantic at that time.

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

United States Federal Income Taxation

The following discussion describes material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

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

•                          persons that elect to use a mark-to-market method of accounting;

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

•                          persons holding ADSs or ordinary shares through a bank, financial institutions or other entities or a branch thereof, located, organized or resident outside the United States;

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

•                          a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2013, and that there is a significant risk that we will be a PFIC for future taxable years. A non-United States corporation will be a PFIC for any taxable year if, applying applicable look-through rules, either:

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any ‘‘excess distribution’’ that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries also is a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower-tier PFIC) for purposes of the application of these rules. It is likely one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2013. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we are a PFIC (as we believe we were for the taxable year ended December 31, 2013), but no assurances are given in this regard.

If you make a mark-to-market election for the ADSs, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs.  You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year.  However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years.  Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income.  Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss from the actual sale or other disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a  “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require.

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2013 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ending December 31, 2013, and there is a significant risk that we will be a PFIC for future taxable years.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, including our PFIC status, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Taxation—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, including our PFIC status, be eligible for the reduced rates of taxation.

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

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, where we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

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

United States Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain thresholds.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Medicare Tax

Certain United States Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and gains from the sale or other disposition of certain capital assets. United States Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of your ADSs or ordinary shares.

F.                       Dividends and Paying Agents

Not applicable.

G.                     Statement by Experts

Not applicable.

H.                    Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended and annual reports on Form 20-F under the Securities Act.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The majority of our revenue, cost of revenue and operating expenses are denominated in RMB, while a portion of non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which is pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion.

Assuming we had converted the U.S. dollar , HK dollar and New Taiwan dollar denominated cash balance equivalent to $36 million as of December 31, 2013 into RMB at the exchange rate of $1.00 for RMB6.0969 , HKD1.00 for RMB0.7862 and NTD1.00 for RMB0.2024 the respective People’s Bank of China rates as of December 31, 2013, this cash balance would have been RMB219 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB198 million as of December 31, 2013. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

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

On December 17, 2010, the Internal Revenue Service (IRS) published General Legal Advice Memorandum 2010-006 (the GLAM), which concludes that payments made by a U.S. depositary institution (DI) to a non-U.S. corporation (an ADR issuer) for expenses the ADR issuer incurs to institute a sponsored ADR program (i.e. reimbursement payments) are treated as U.S.—source royalty income. Such income is therefore subject to a U.S. withholding tax of 30% or a lower applicable income tax treaty rate. Pursuant to the GLAM, the depositary, as a U.S. withholding tax agent, must apply a 30% withholding tax to reimbursement payments to an ADR client, unless the client submits to the depositary a valid IRS Form W-8BEN to claim eligibility for a reduced tax rate under an applicable income tax treaty, which is not applicable to us. In 2013, we received from the depositary reimbursement of $159,411 for certain reasonable expenses related to our ADS program after a 30% U.S. withholding tax.

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

None of these events occurred in any of the years ended December 31, , 2011 2012 and 2013.

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

ITEM 15.                          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief controller, has performed an evaluation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by the consolidated financial statements included elsewhere in this annual report. Based on the evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 and 15d-15 under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), or COSO. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework issued by COSO (1992 framework).

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

Changes in Internal Control over Financial Reporting

In our annual report on Form 20-F for the year ended December 31, 2012, our management reported the following material weakness in our internal control over financial reporting:

We did not have controls in place to effectively identify and account for a significant transaction that our equity investee entered into on our behalf.

In 2013, we implemented remedial measures to address the material weakness described above, including the following:

•                                          Our management designed and implemented additional procedures and control mechanisms to ensure all related party transactions are properly reviewed and approved, whereby such transactions are supported by effective and sufficient supporting documents;

•                                          We have taken measures to improve the timely and regular reconciliation of related party transactions. We examine and apply relevant accounting treatment to help ensure accurate, timely and proper accounting recording.

Except for the remedial measures described above, there were no other significant changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, Ernst & Young Hua Ming LLP for the years ended December 31, 2012 and 2013. We did not pay any other fees to our auditors during the periods indicated below other than as disclosed below.

	For the Year Ended December 31,
	2012	2013
	(in thousands of U.S. dollars)

Audit fees(1)	888	657
Audit-related fees(2)	—	—
Tax fees(3)	—	—

(1)                  “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements. 2012 audit fees included $42 thousand billed subsequent to the issuance of the 2012 annual report on Form 20-F but related to the audit of the 2012 consolidated financial statements, which was not previously disclosed in the 2012 annual report on Form 20-F.

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

ITEM 16D.                  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period (1)	Total Number of ADSs Purchased(2)	Average Price Paid per ADS		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
January 1 through January 31, 2013	275,886		$1.379	275,886	$10,788,244.59
February 1 through February 28, 2013	117,725		$1.779	117,725	$10,579,603.56
March 1 through March 31, 2013	50,900		$1.744	50,900	$10,490,811.27
April 1 through April 30, 2013	32,200		$1.545	32,200	$10,441,061.40
May 1 through May 31, 2013	56,360		$1.507	56,360	$10,356,112.04
June 1 through June 30, 2013	167,522		$1.421	167,522	$10,118,037.01
July 1 through July 31, 2013	21,015		$1.293	21,015	$10,090,856.60
August 1 through August 31, 2013	0	$	N/A	0	$10,090,856.60
September 1 through September 30, 2013	0	$	N/A	0	$10,090,856.60
October 1 through October 31, 2013	0	$	N/A	0	$10,090,856.60
November 1 through November 30, 2013	0	$	N/A	0	$10,090,856.60
December 1 through December 31, 2013	500,468		$1.97	500,468	$9,104,934.64

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

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2012 or 2013. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Nasdaq Marketplace Rule 5635(c) requires each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding share options. Pursuant to the “home country practice” exemptions above that we applied and obtained, the amendments to our 2005 Share Incentive Plan to permit the option repricing were approved and ratified by only our board of directors and such amendments have not been, and will not be sought by us to be, approved or ratified by our shareholders.

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

4.4

Amended and Restated 2005 Share Incentive Plan, dated December 11, 2008 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on July 9, 2009)

4.5

Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6

Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.7

Cooperation Agreement, dated December 22, 2006, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.8

Supplementary Agreement, dated April 18, 2007, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No.  000-51606), initially filed with the Commission on July 16, 2007)

Exhibit Number	Description of Document

4.9

Investment & Cooperation Agreement, dated December 26, 2007, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.10

Supplementary Agreement Regarding the Investment & Cooperation Agreement, dated June 18, 2009, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on July 9, 2009)

4.11

Fixed Assets Loan Contract, dated March 28, 2012, between Vimicro Tianjin and China Construction Bank Tianjin Branch (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on May 15, 2012)

4.12

Mortgage Contract, dated March 28, 2012, between Vimicro Tianjin and China Construction Bank Tianjin Branch (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on May 15, 2012)

4.13

Guarantee Contract, dated March 28, 2012, between Vimicro China and China Construction Bank Tianjin Branch (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on May 15, 2012)

4.14

English translation of Investment Agreement, dated July 13, 2012, among Shanxi Guoxin Investment (Group) Corporation, Vimicro Corporation, Vimicro China and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.15

English translation of Nominee Agreement, dated July 12, 2012, between Vimicro Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.16

Assignment and Assumption Agreement dated as of March 12, 2013 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.17

Share Transfer Agreement, dated April 26, 2013, between Vimicro International Corporation and Vimicro Management Zhongxing Tianshi Investment Corporation (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.18

English translation of Settlement Agreement, dated April 26, 2013, between Vimicro Corporation and Qingdao Vimicro Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.19*	English translation of Customized Property Alteration Entrustment Agreement, dated August 1, 2013, between Vimicro Jiangsu and Nanjing Xuzhuang Software Industrial Base

4.20*

Purchase and Sale Agreement, dated December 18, 2013, among Vimicro International Corporation, General Atlantic Partners (Bermuda), L.P., GAP-W International, LP, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GapStar, LLC and GAPCO GmbH & Co. KG

4.21*	English translation of Procurement Contract, dated December 31, 2013, between Vimicro Fuzhou and Zhongtianxin Science and Technology Co., Ltd.

4.22*	English Summary of Construction contract, dated March 25, 2014 between Vimicro Jiangsu and Jiangsu International Economic Technology Cooperation Group Co. Ltd.

8.1*	List of Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Independent Registered Public Accounting Firm

15.3*	Financial statements of Zhongtianxin Science and Technology Co., Ltd. filed in accordance with Regulation S-X Rule 3-09

101.INS ***	XBRL Instance Document.

101.SCH ***	XBRL Taxonomy Extension Schema Document.

101.CAL ***	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF ***	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB ***	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE ***	XBRL Taxonomy Extension Presentation Linkbase Document.

*                          Filed with this Annual Report on Form 20-F.

**                   Furnished with this Annual Report on Form 20-F.

***            XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

	By:	/s/ Zhonghan (John) Deng
	Name:	Zhonghan (John) Deng
	Title:	Chairman and Chief Executive Officer

Date: April 29, 2014

VIMICRO INTERNATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Vimicro International Corporation

We have audited the accompanying consolidated balance sheets of Vimicro International Corporation as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimicro International Corporation at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP
Beijing, the People’s Republic of China
April 29, 2014

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		As of December 31
	Note	2012	2013
Assets
Current assets:
Cash and cash equivalents		55,532	35,869
Restricted cash	4	2,593	1,727
Accounts and notes receivable, net of provision for doubtful accounts of $2,172 and $2,228 as of December 31, 2012 and 2013, respectively		24,564	24,996
Amounts due from related parties, net of provision for doubtful accounts of $1,749 and $2,156 as of December 31, 2012 and 2013, respectively	16	4,225	25,820
Inventories, net	5	11,362	13,812
Prepayments and other current assets, net of provision for doubtful accounts of $144 and $429 as of December 31, 2012 and 2013, respectively	6	4,809	7,517
Deferred tax assets, net	13(b)	418	—
Total current assets		103,503	109,741
Investments in unconsolidated affiliates, at cost		2	—
Investment in an equity investee		4,218	4,794
Property, equipment and software, net	7	20,457	26,124
Land use rights, net	8	14,774	15,518
Deferred tax assets, net	13(b)	169	—
Other assets		1,371	2,055
Total assets		144,494	158,232

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		As of December 31
	Note	2012	2013
Liabilities and equity
Current liabilities:
Accounts payable		7,281	21,839
Amounts due to related parties	16	2,184	7,040
Taxes payable		2,318	6,991
Advances from customers		222	1,447
Accrued expenses and other current liabilities	9	14,750	6,632
Deferred government grant		12,476	8,057
Total current liabilities		39,231	52,006
Deferred government grant-non current		—	1,511
Deferred tax liabilities	13(b)	23	14
Product warranty	18	466	1,065
Long-term bank loan	14	4,773	13,121
Other long-term liabilities	15	4,772	8,201
Total liabilities		49,265	75,918
Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 153,585,440 shares issued and 116,599,856 shares outstanding as of December 31, 2012 and 155,152,737 shares issued and 104,014,754 shares outstanding as of December 31, 2013	10	15	15
Additional paid-in capital		161,017	158,384
Treasury stock at cost, 36,985,584 shares as of December 31, 2012 and 41,872,088 shares as of December 31, 2013		(13,886)	(15,961)
Accumulated other comprehensive income	19	11,394	11,387
Accumulated deficit		(83,249)	(91,667)
Statutory reserve		2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation		78,073	64,940
Noncontrolling interests	20	17,156	17,374
Total equity		95,229	82,314
Total liabilities and equity		144,494	158,232

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2011	2012	2013
Net revenue		58,972	71,187	64,525
Third parties		54,707	70,331	42,389
Related parties	16(a)	4,265	856	22,136
Cost of revenue		(38,459)	(45,146)	(42,141)
Gross profit		20,513	26,041	22,384
Operating expenses:
Research and development, net	12	(19,005)	(8,881)	(11,627)
Selling and marketing		(12,050)	(9,174)	(9,488)
General and administrative		(11,480)	(12,244)	(12,143)
Asset impairment		(6,599)	(1,448)	—
Total operating expenses		(49,134)	(31,747)	(33,258)
Loss from operations		(28,621)	(5,706)	(10,874)
Other income/(expense):
Interest income/(expense), net		673	234	(165)
Foreign exchange gain/(loss), net		1,678	(19)	1,235
Gain on disposal of marketable equity securities		1,517	—	—
Gain on disposal of subsidiary and equity interest		—	1,472	6
Others, net		492	169	369
Loss before income taxes and equity in loss of an equity investee		(24,261)	(3,850)	(9,429)
Income tax benefit /(expense)	13(a)	861	(210)	(692)
Net loss before equity in loss of an equity investee		(23,400)	(4,060)	(10,121)
Equity in gain/(loss) of an equity investee, net of tax		—	(87)	1,372
Net loss from continuing operations		(23,400)	(4,147)	(8,749)
Net loss from continuing operations attributable to noncontrolling interests	20	(10,136)	(5,530)	(331)
Net profit /(loss) from continuing operations attributable to Vimicro International Corporation		(13,264)	1,383	(8,418)
Loss from discontinued operations, net of tax	3	(16,718)	(3,109)	—
Loss from discontinued operations attributable to noncontrolling interests	3/20	(1,782)	(1,107)	—
Loss from discontinued operations attributable to Vimicro International Corporation	3	(14,936)	(2,002)	—
Net loss		(40,118)	(7,256)	(8,749)

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OFCOMPREHENSIVE LOSS (CONTINUED)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2011	2012	2013
Loss attributable to noncontrolling interests	20	(11,918)	(6,637)	(331)
Loss attributable to Vimicro International Corporation		(28,200)	(619)	(8,418)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	19	3,309	(62)	542
Reclassification of foreign currency translation adjustment into earnings due to disposal of VMF Shanghai	19	—	(1,468)	—
Unrealized gain on marketable equity securities	19	149	—	—
Reclassification of unrealized gain on marketable equity security into earnings	19	(1,517)	—	—
Other comprehensive income/(loss), net of tax		1,941	(1,530)	542
Comprehensive loss		(38,177)	(8,786)	(8,207)
Comprehensive (loss)/income attributable to noncontrolling interests	20	(10,444)	(6,711)	218
Comprehensive loss attributable to Vimicro International Corporation		(27,733)	(2,075)	(8,425)
(Loss)/income per share — basic
- continuing operations		(0.09)	0.01	(0.07)
- discontinued operations		(0.10)	(0.02)	—
Total loss per share — basic		(0.19)	(0.01)	(0.07)
(Loss)/income per share — diluted
- continuing operations		(0.09)	0.01	(0.07)
- discontinued operations		(0.10)	(0.02)	—
Total loss per share —diluted		(0.19)	(0.01)	(0.07)
Weighted-average number of ordinary shares outstanding
-basic		145,123,889	123,253,931	114,687,240
-diluted		145,123,889	127,624,447	114,687,240
Components of share-based compensation expenses are included in the following expense captions:
Research and development, net		(782)	(974)	(1,001)
Selling and marketing		(80)	(151)	(186)
General and administrative		(1,559)	(949)	(621)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated	Accumulated Other Comprehensive	Statutory	Total shareholders’ equity attributable to Vimicro International	Non- controlling	Total
	Shares	Amount	Capital	Stock	Deficit	Income	Reserve	Corporation	Interests	Equity
Balance as of December 31, 2010	147,135,996	15	156,415	(3,836)	(54,430)	12,383	2,782	113,329	32,703	146,032
Net loss	—	—	—	—	(28,200)	—	—	(28,200)	(11,918)	(40,118)
Other comprehensive income (note 19)	—	—	—	—	—	467	—	467	1,474	1,941
Exercise of share options/vested restricted shares (note 11)	116,500	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares	4,000
Share repurchase (note 10)	(7,303,200)	—	—	(2,654)	—	—	—	(2,654)	—	(2,654)
Share-based compensation expense- non-employees (note 11)	—	—	4	—	—	—	—	4	—	4
Share-based compensation expense- employees (note 11)	—	—	2,417	—	—	—	—	2,417	—	2,417
Capital contribution from noncontrolling interests (note 20)	—	—	43	—	—	—	—	43	675	718
Balance as of December 31, 2011	139,953,296	15	158,879	(6,490)	(82,630)	12,850	2,782	85,406	22,934	108,340

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONT’D)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated	Accumulated Other Comprehensive	Statutory	Total shareholders’ equity attributable to Vimicro International	Non- controlling	Total
	Shares	Amount	Capital	Stock	Deficit	Income	Reserve	Corporation	Interests	Equity
Net loss	—	—	—	—	(619)	—	—	(619)	(6,637)	(7,256)
Other comprehensive income (note 19)	—	—	—	—	—	(1,456)	—	(1,456)	(74)	(1,530)
Exercise of share options/vested restricted shares (note 11)	469,744	—	64	—	—	—	—	64	—	64
Share repurchase (note 10)	(23,823,184)	—	—	(7,396)	—	—	—	(7,396)	—	(7,396)
Share-based compensation expense- non-employees (note 11)	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense- employees (note 11)	—	—	2,074	—	—	—	—	2,074	—	2,074
Disposal of a subsidiary	—	—	—	—	—	—	—	—	933	933
Balance as of December 31, 2012	116,599,856	15	161,017	(13,886)	(83,249)	11,394	2,782	78,073	17,156	95,229
Net loss	—	—	—	—	(8,418)	—	—	(8,418)	(331)	(8,749)
Other comprehensive loss (note 19)	—	—	—	—	—	(7)	—	(7)	549	542
Exercise of share options/vested restricted shares (note 11)	1,567,297	1	121	—	—	—	—	122	—	122
Share repurchase (note 10)	(14,152,399)	—	—	(6,638)	—	—	—	(6,638)	—	(6,638)
Share retirement (note 10)	—	(1)	(4,562)	4,563	—	—	—	—	—	—
Share-based compensation expense- non-employees (note 11)	—	—	230	—	—	—	—	230	—	230
Share-based compensation expense- employees (note 11)	—	—	1,578	—	—	—	—	1,578	—	1,578
Balance as of December 31, 2013	104,014,754	15	158,384	(15,961)	(91,667)	11,387	2,782	64,940	17,374	82,314

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2011	2012	2013
Cash flows from operating activities:
Net loss	(40,118)	(7,256)	(8,749)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,490	2,108	1,268
Provision for doubtful accounts	1,566	703	655
Forgiveness of amounts due from Vimicro Qingdao	—	1,186	—
Inventory provision	(1,264)	1,050	1,048
Amortization	655	397	368
Deferred income tax benefit	(473)	(129)	586
Share-based compensation expenses	2,421	2,074	1,808
(Gain)/Loss from disposal of property and equipment	(11)	32	6
Gain on disposal of subsidiary and equity interest	—	(1,472)	(6)
Asset impairment	6,599	1,448	—
Gain on sale of marketable equity securities	(1,517)	—	—
Equity in (gain)/loss of an equity investee, net of tax	—	87	(1,372)
Unrealized profits on downstream transactions between the Group and its equity investee	—	—	1,976
Loss from discontinued operations	205	740	—

Changes in assets and liabilities:
Restricted cash	1,438	1,412	1,996
Accounts and notes receivable	(656)	(7,968)	(464)
Amounts due from related parties	621	(1,142)	(20,328)
Inventories	(3,789)	3,527	(4,236)
Prepayments and other current assets	(10)	(2,014)	(2,915)
Other assets	—	—	(209)
Deferred tax liabilities	—	—	(9)
Accounts payable	1,903	(31)	14,199
Amounts due to related parties	(3,886)	1,221	2,575
Notes payable	983	(662)	—
Taxes payable	208	1,020	4,558
Advances from customers	1,625	790	1,195
Accrued expenses and other current liabilities	720	3,191	(4,812)
Product warranty	158	223	584
Deferred government grants	1,360	6,566	(4,528)
Net cash (used in)/provided by operating activities	(26,772)	7,101	(14,806)
Cash flows from investing activities:
Maturity of short-term time deposits	12,380	—	—
Proceeds from disposal of marketable equity securities	1,585	—	—
Purchase of property, equipment and software	(11,685)	(8,518)	(9,947)
Purchase of noncurrent assets	—	—	(479)
Payment for performance guarantee with respect to construction activity	—	—	(291)
Investments in unconsolidated affiliates, at cost	(1,422)	—	—
Investment in an equity investee	—	(4,275)	(468)
Proceeds from disposal of property and equipment	24	12	2
Proceeds from disposal of assets in discontinued operations	4,426	—	2,900
Proceeds from sale of equity interest in discontinued operations	1,734	—	—
Proceeds from disposal of equity interest, net of cash disposed	—	10,410	(1,481)
Proceeds from sales deposit of properties	—	—	3,280
Net cash provided by/(used in) investing activities	7,042	(2,371)	(6,484)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2011	2012	2013
Cash flows from financing activities:
Proceeds from long-term bank loans	—	4,773	8,348
Changes in restricted cash	—	(547)	(1,181)
Repurchase of shares	(2,654)	(7,396)	(6,638)
Proceeds from exercise of share options	—	64	122
Proceeds from interest-free government loan	—	4,772	—
Capital contributions from noncontrolling interests	718	—	—
Net cash (used in)/provided by financing activities	(1,936)	1,666	651
Effect of exchange rate changes on cash and cash equivalents	1,402	(91)	976
Net (decrease)/increase in cash and cash equivalents	(20,264)	6,305	(19,663)
Cash and cash equivalents at beginning of year	69,491	49,227	55,532
Cash and cash equivalents at end of year	49,227	55,532	35,869
Supplemental disclosure of cash flow information:
Payable for purchase of property and equipment	805	—	(3,422)
Cash paid during the year for:
Interest paid	—	256	800

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

As of December 31, 2013, Vimicro China has four directly wholly owned subsidiaries,Viewtel Corporation (“Viewtel”), Vimicro Electronics International Limited (“Vimicro Hong Kong”), Vimicro Electronic Technology Corporation (“Vimicro Beijing”), Vimicro Fuzhou Corporation (“Vimicro Fuzhou”), a majority owned consolidated subsidiary, Vimicro Electronics Corporation (“Vimicro Tianjin”) and a variable interest entity (“VIE”) of Vimicro Sky-Vision Technology Corporation (“Vimicro Sky-Vision”).

Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development. Vimicro Hong Kong was incorporated in Hong Kong in May 2002 to facilitate international sales. Vimicro Beijing was established in Beijing, PRC, in April 2007, with a subsidiary of Jiangsu Vimicro Electronics Limited (“Vimicro Jiangsu”) established in Nanjing, PRC, in December 2007. Vimicro Fuzhou was established through Vimicro China on July 5, 2012, which is a limited liability company with an unlimited operating period. Vimicro Fuzhou focuses on the design, manufacture and sales of security and surveillance products, as well as the execution and maintenance of local security and surveillance projects.

On December 29, 2008, Vimicro China formed Vimicro Tianjin with the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area (“Tianjin SAMC”), and Beijing Zhongxing Tianshi Investment Center, or Vimicro Management Foundation (“VMF”) which is a venture capital fund managed by certain members of the Company’s management. Vimicro China and Tianjin SAMC each contributed capital of RMB250 million (equivalent to $36,600) in cash to Vimicro Tianjin as initial registered capital and each holds 49.99% ownership interest in Vimicro Tianjin. VMF holds a nominal ownership interest. Pursuant to the related agreements, Vimicro China obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides Vimicro China control over Vimicro Tianjin. Accordingly, the Company consolidates Vimicro Tianjin. Vimicro Tianjin focuses on the design, manufacture and sale of digital video surveillance products.

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

On July 27, 2009, Vimicro China formed Shanghai Visiondigi Technology Co. Ltd. (“Visiondigi”) in Shanghai with three individuals. Vimicro China and the three individuals (“Individual Shareholders of Visiondigi”) contributed cash and intangible assets for 61.5% and 38.5% equity interest in Visiondigi, respectively. Visiondigi specializes in network video surveillance products and solutions. In January 2010, Ningbo Sunny Opotech Corporation Limited (“Ningbo Sunny”) invested RMB20 million ($2,900) in Visiondigi. Vimicro China increased its shareholding for a consideration of RMB9.85 million ($1,400). In April 2011, as per previous agreement between the shareholders, the shareholding percentage of the Individual Shareholders of Visiondigi as a group was reduced by 7%, which was proportionately transferred to Vimicro China and Ningbo Sunny according to their cash amounts invested in March 2010. In March 2010, Vimicro China, Ningbo Sunny and the Individual Shareholders of Visiondigi increased their cash contribution with a total amount of RMB10 million ($1,500) in proportion to each shareholding percentage, of which Vimicro China contributed RMB5.3 million ($800). In July 2012, Ningbo Sunny increased its shareholding from 30.85% to 34.79% for a consideration of RMB3.09 million ($490), the three individuals increased their shareholding from 15.89% to 17.91% for a consideration of RMB1.59 million ($250), Vimicro China did not increase its shareholding. In July 2012, the Company disposed of 35.26% of its equity interest in Visiondigi to an individual third party for RMB310,686. Following the disposal, the Company owns 18% of Visiondigi, which includes 5.97% held on behalf of other shareholders. The disposal transaction was completed in July 2012. The Company lost control of Visiondigi as a result of the disposal and also does not expect significant continuing involvement in the operations of Visiondigi. After the disposal, Visiondigi is regarded as a cost method equity investment by the Company and is no longer consolidated. Accordingly, the results of operations of Visiondigi has been shown as “Discontinued Operations” in the consolidated statements of comprehensive loss for the years ended December 31, 2011 and 2012.

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

Based on these contractual arrangements, the Company consolidates the VIE in accordance with SEC Regulation S-X 3A-02, Accounting Standards Codification (“ASC”) 810,  Consolidation  (“ASC 810”), because the Company holds all the variable interests of the VIE through Vimicro China, which is the primary beneficiary of the VIE. Despite the lack of majority ownership, there exists a parent-subsidiary relationship between the Company and VIE through the aforementioned agreements, whereby the equity holders of VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Vimicro China. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIE. As of December 31, 2013, the carrying amounts of the total current assets and shareholder’s equity of the VIE were $1,521 and $1,514, respectively. The VIE has no substantive operation since incorporation and the Company has not provided financial or other support during the periods presented to the VIE that it was not previously contractually required to provide.

In January 2012, the Company established Vimicro Corporation (“Vimicro Guiyang”) through Vimicro Tianjin. Vimicro Guiyang is a limited liability company with an unlimited operating period. Vimicro Guiyang focuses on the design, manufacture and sales of security and surveillance products, as well as the execution and maintenance of local security and surveillance projects.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

In December 2011, the Company disposed of the mobile phone multimedia processor business (“mobile business”) to a newly established entity, Vimicro Qingdao Corporation (“Vimicro Qingdao”), a related party, which was 18% directly owned by Vimicro China, 19% owned by Vimicro Wuxi Corporation (“Vimicro Wuxi”) which was 0.1% directly owned by Vimicro China, 14% owned by VMF Consulting Company and 49% owned by two former key employees of the mobile business. Following the disposal, the mobile business, carried on by Vimicro Qingdao, is regarded as an investment accounted for at cost method by the Company and is no longer consolidated. The disposal transaction was completed in December 2011. Accordingly, the results of operations of mobile business have been shown as “Discontinued Operations” in the consolidated statements of comprehensive loss for the year ended December 31, 2011.

In January 2012, in the effort to divest related land use rights, the Company entered into definitive agreements to transfer all of its equity interest in Vimicro High-Tech Corporation (“Vimicro Shanghai”) to Vimicro VMF Shanghai Corporation (“VMF Shanghai”), a directly wholly-owned subsidiary established in January 2012. The transaction was accounted for as a legal re-organization of entities under common control. In November 2012, the Company completed the disposal of the equity interest in VMF Shanghai to Vimicro Xingguang Corporation, which was partially owned by the senior executives of the Group until September 25, 2012, for a cash consideration of $10,410 based upon a third party valuation report. A gain of $1,133 was recognized in 2012 accordingly. Vimicro Shanghai held land use right to a parcel of undeveloped land that was originally planned to use for the non-core IC businesses. The Company determined that the sales of VMF Shanghai did not meet the criteria for presentation as a discontinued operation as VMF Shanghai did not meet the definition of a component of an entity.

The Company held 100% of the equity interest of Vimicro VMF Shenzhen Corporation (“VMF Shenzhen”), which was incorporated in the British Virgin Islands in January 12, 2012. VMF Shenzhen did not have any other asset except for 100% of the equity of Vimicro Technology Corporation (“Vimicro Shenzhen”). Vimicro Shenzhen was established in Shenzhen, PRC, in November 2006 to facilitate domestic sales and perform research and development with an approved operating period of twenty years. In April 2013, after the approval by the audit committee and the special independent committee, the Company disposed the equity interest in VMF Shenzhen to Vimicro Management Zhongxing Tianshi Investment Corporation (“Vimicro Tianshi”), which was majority owned by certain senior executives of the Group, for a total consideration of US$10,000 based on a valuation performed by a third party appraiser. The transaction was considered an in-substance sales of real estate accounted for in accordance with ASC 360-20, Property, Plant and Equipment — Real Estate Sales. Due to insufficient initial investment made by Vimicro Tianshi, a sale was not consummated as of December 31, 2013 and was accounted for using the cost recovery method. During the year ended December 31, 2013, the Group transferred the ownership of VMF Shenzhen and received US$5,000 of consideration. Accordingly, the Group deconsolidated VMF Shenzhen and the outstanding consideration of US$5,000 was recorded as an amount due from related party at December 31, 2013. The related disposal gain is deferred until receipt of the full consideration. Subsequent to year-end, the Company received US$3,800 and US$1,200 in January 2014 and April 2014, respectively.

There have been no significant operations in Vimicro Beijing and Vimicro Jiangsu since their establishment.

The Company and its controlled entities, including subsidiaries and VIE are hereinafter collectively referred to as the “Group”.

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

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its controlled operating entities including the subsidiaries and the VIE.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors.

A VIE is the entity in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. Vimicro China is the primary beneficiary of the entity.

All significant inter-company transactions and balances, and any unrealized gains arising from inter-company transactions, are eliminated in consolidation.

Investments in unconsolidated affiliates, at cost

Investments in entities which the Group holds less than 20% of the investee’s voting stock and does not exert significant influence is accounted for using the cost method of accounting. Cost accounting measures the original cost on the fair market value of the consideration at the acquisition date and adjusts or other-than-temporary declines in fair value. Cash dividends from the investee are reported as income. The Group held 0.1% equity interest in Vimicro Wuxi with a carrying amount of $2 as of December 31, 2012. The Group disposed 0.1% equity interest of Vimicro Wuxi in September 2013 for $8 to VMF Consulting Company. The Group beneficially held 18.03% equity interest in Vimicro Qingdao with a carrying amount of nil as of December 31, 2012 and 2013. The investment in Vimicro Qingdao was fully impaired in the year ended December 31 2012. The Group held 12.03% equity interest in Visiondigi amounting to nil as of December 31, 2012 and 2013. The investment was fully impaired as of December 31, 2012.

Investment in an equity investee

Investments in entities over which the Group holds between 20% and 50% of the equity interest, or over which the Group has significant influence but does not control are accounted for using the equity method of accounting. Equity accounting involves recognizing the Group’s share of the profit or loss for the year in the consolidated statements of comprehensive loss. In September 2012, Vimicro China made an investment in and established Zhongtianxin Science and Technology Co., Ltd. (“Zhongtianxin”) with Shanxi Guoxin Investment (Group) Corporation. The Group directly holds 49% of equity interest in Zhongtianxin and an additional 2% of equity interest is held by VMF Consulting Company on behalf of Vimicro China as a nominee shareholder. As the noncontrolling shareholder has substantive participating rights including the approval of the annual budget, operation and investment plan, appointment, dismissal and remuneration of the board of directors and the general manager according to the Articles of Association of Zhongtianxin, the Company does not have control over Zhongtianxin. Therefore, the Company adopts the equity method to account for the investment in Zhongtianxin.

The Company made cash investments of US$4,439 and US$468 in Zhongtianxin for the years ended December 31, 2012 and 2013, respectively, and also contributed intellectual properties (“IPs”) with a fair value of US$11,809, as determined by a third party  appraiser, to Zhongtianxin as part of its investment during the year ended December 31, 2013. All the IPs contributed by the Company to Zhongtianxin was developed by the Group and the related historical research and development expenditures to develop the IPs were fully expensed in the Group’s historical consolidated financial statements. As a result, the Group recorded the contribution of the IPs to Zhongtianxin at carrying amount, which was nil. The Group recognized its share of loss of US$87 and share of profit of 1,372 (adjusted for basis differences between the Group’s cost and the underlying equity in net assets of Zhongtianxin and elimination of intra-entity profits) for the years ended December 31, 2012 and 2013, respectively.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property, equipment and software and other long-lived assets, realization of deferred tax assets and uncertain tax positions, provision for doubtful accounts, write-down of inventories, share-based compensation expenses, estimated selling price for multiple element deliverables and intangible assets, assumptions used in the valuation of the non-core business and mobile business.

Concentration of risks

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

The Group operates in two segments: video processor business and video surveillance solution business. Revenues from the video processor business and video surveillance solution business accounted for 80% and 20%, 75% and 25%, 32% and 68% of total revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2011, 2012 and 2013, the top ten customers accounted for 89%, 91% and 82% of total product revenue, respectively. The Group cannot assure that these customers will continue to purchase products from the Group.

The following table summarizes the customers who accounted for more than 10% of the total revenue of the Group for the years ended December 31, 2011, 2012 and 2013:

	Years ended December 31
	2011	2012	2013
Customer B	11%	7%	3%
Customer Z	0%	0%	33%
Customer P	56%	63%	26%
Customer S	13%	11%	7%

Customers B and P belong to the video processor business and Customers S and Z belong to the video surveillance solution business for the years ended December 31, 2011, 2012 and 2013, respectively.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, temporarily restricted cash and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unlikely to claim its deposits back in full. The Company continues to monitor the financial strength of the financial institutions. The Company had $37,596 in cash and cash equivalents and temporarily restricted cash as of December 31, 2013.

As of December 31, 2013, accounts receivables are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances.

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2012 and 2013:

	As of December 31
	2012	2013
Customer P	25%	5%
Customer S	49%	33%

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

Majority of the Group’s revenue, cost of revenue and most of operating expenses are denominated in RMB, while a portion of non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which is pegged to the U.S. dollar. The Group uses the U.S. dollar as the reporting currency for its financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the Group’s costs and operating margins as well as its net loss and comprehensive loss reported in U.S. dollars.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair value of financial measurements

ASC 820, Fair value measurement and Disclosure (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy. Although the adoption of ASC 820 did not impact the Group’s financial position, results of operations, or cash flow, ASC 820 requires additional disclosures to be provided on fair value measurement.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivable, amounts due from/to related parties, accounts payable, customer advances and long-term bank loans. The carrying amounts of the Group’s cash and cash equivalents, restricted cash, accounts and notes receivable, amounts due from/to related parties, accounts payable and customer advances approximated their fair values as of the balance sheet dates due to the short maturity of those instruments. The fair value of long-term bank loans are estimated based on the discounted value of future contractual cash flows which approximates their carrying value due to the fact they are predominately stated at variable rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy.

There was no recurring fair value measurement as of December 31, 2012. The following table summarizes the non-recurring fair value measurements for each class of assets as of and for the year ended December 31, 2012.

	Fair Value Measurement at December 31, 2012
		Quoted Prices in Active	Significance	Significant
	December 31,	Markets for Identical	Other Observable	Unobservable Inputs (Level	Total
	2012	Assets (Level 1)	Inputs (Level 2)	3)	losses
Non-recurring fair value measurements
Investment in unconsolidated affiliates, at cost (Vimicro Qingdao and Visiondigi)	—	—	—	—	(1,448)

There was no non-recurring and recurring fair value measurements as of December 31, 2013.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair value of financial measurements (cont’d)

In December 2011, the Group disposed of the mobile business to a newly established entity, Vimicro Qingdao, a related party, which was 18% directly owned by Vimicro China, 19% owned by Vimicro Wuxi, 14% owned by VMF Consulting Company and 49% owned by two former key employees of mobile phone multimedia processor business (“mobile business”). Following the disposal, the mobile business was regarded as a cost method equity investment by the Group and will no longer be consolidated. In December 2012, the Group reassessed the fair value of its investment in Vimicro Qingdao (level 3 within the fair value hierarchy) based on the fair value of Vimicro Qingdao calculated using the income approach, which is based on discounted cash flow in five years, and as a result, recorded a full impairment of $1,432 in asset impairment, due to other-than-temporary decline in the fair value of Vimicro Qingdao.

In July 2012, the Company disposed of 35.26% of the equity interest in Visiondigi to an individual third party at a consideration of $49 in the effort to divest a loss-making non-core business. Following the disposal, the Company owns 18% of Visiondigi at cost of $16, which includes holding a shareholding of 3.94% on behalf of Ningbo Sunny and 2.03% on behalf of the three individuals. The Group recorded a full impairment of $16 due to the poor operation of Visioindigi based on the income approach.

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

Accounts receivable and provision for doubtful accounts

Accounts receivable are stated at the amount the Group expects to collect. Provisions are made against accounts receivable to the extent that collection is considered to be doubtful. The provision for doubtful accounts charged for the years ended December 31, 2011, 2012 and 2013 was $1,422, $721 and $21, respectively. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any.

Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted-average basis. Cost of work in progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment loss.

Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment loss, if any, over their estimated useful lives on a straight line basis. Estimated residual values are nil. The estimated useful lives are as follows:

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company determined that it has two reporting units: video processor business and video surveillance solution business. Goodwill arose from the acquisition of the ViSS business and was allocated to the video surveillance solution segment.

In 2009, Vimicro Tianjin completed the acquisition of the ViSS business that resulted in goodwill of $2,019. The Group assessed the fair value under the surveillance and security products reporting unit as of December 31, 2011 using the income-based valuation methodology. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Based on the results of the valuation, the assessed fair value was below the carrying value of the surveillance and security products reporting unit as of year-end. The Group then performed a hypothetical purchase allocation using the fair value of the reporting unit and determined that the goodwill was fully impaired. As a result, the Group recognized a goodwill impairment charge of $2,182 for the year ended December 31, 2011 under the caption of “Asset impairment” in the consolidated statement of comprehensive loss. There were no goodwill impairment charges recognized for the years ended December 31, 2012 and 2013, respectively and the carrying amount of goodwill was nil as of December 31, 2012 and 2013.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Intangible assets

Intangible assets with finite useful lives, including core technology, trade name and purchased software are amortized over their estimated useful lives using the straight-line method and carried at cost less accumulated amortization with no residual value. The core technology and software were primarily used in the mobile business. Following the disposal of the mobile business in December 2011, the Company performed an impairment analysis and concluded that there would not be significant cash flows to be generated by these intangibles. Accordingly, the Company recorded an impairment charge of $2,674, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively, under the caption of “Asset impairment” in the consolidated statements of comprehensive loss.

During the years ended December 31, 2011, 2012 and 2013, the amortization expenses of intangible assets were $155, nil and nil, respectively. The carrying amount of intangible assets was nil as of December 31, 2012 and 2013.

Long-lived assets to be disposed of and discontinued operations

The Group accounts for a long-lived asset or disposal group to be sold in accordance with ASC 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”) where such long-lived asset or disposal group is classified as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a completed sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdrawn or changed significantly.

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately on the balance sheet. Long-lived assets reclassified as held for sale are not depreciated or amortized. The fair value less cost to sell of the long-lived asset or disposal group is evaluated at each end of reporting period. As of December 31, 2012 and 2013, there was no long-lived asset or disposal group classified as held for sale.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Long-lived assets to be disposed of and discontinued operations (cont’d)

The Group follows ASC 205-20, Presentation of Financial Statements: Discontinued Operations in its accounting for a component of the Company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the Company. Such component is reported as discontinued operations when the operations and cash flow of the components have been or will be eliminated from the Group as a result of disposal and the Group will not have any significant involvement in the operation of the component after the disposal. In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360-10, less applicable income taxes, for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the consolidated statements of comprehensive loss.

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

Impairment of long-lived assets

Impairment of property, plant and equipment and intangibles

The Group evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group determines whether there is impairment by comparing the carrying amount of the assets or asset group to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets or asset group, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows.

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

Multimedia processors

Multimedia processor revenue derives from PC and embedded notebook camera multimedia processors, image sensors, and other products. Revenues related to multimedia processors are generally recorded net of business taxes and related surcharges provided all revenue recognition criteria have been met.

The Company uses distributors for sales of multimedia processors. The Company enters into generally short term arrangements with its distributors, which on rare occasions may include certain obligations of the Company such as acceptance or price protection clauses. The distributors make full payment prior to shipping or enjoy credit terms varied from 30 to 90 days. The Company does not have a history of providing refunds, discounts or other price concessions in connection with price protection clauses that the Company may provide to a distributor. The Company believes that such provisions are within the control of the Company and expects any benefits provided to the distributor to be insignificant. As such, the Company believes that it is able to reasonably estimate price concessions as remote, such that the price is fixed and determinable and revenue is recognized upon delivery of the product sold. When the Company provides an acceptance provision to a distributor, revenue is not recognized until acceptance has been received. The Company does not have any other post shipment obligations.

The cost of multimedia processor revenue primarily consists of costs associated with the fabrication of wafers, assembly, testing and shipping of multimedia processors, amortization of costs associated with production masks and tooling and costs of third-party image sensors that the Group sells to its customers.

Surveillance and security products

The surveillance and security products are generally comprised of hardware with essential software and separate installation. The hardware and software components generally include a digital video recorder, camera, server, personal computers and the proprietary software of ViSS with other third party software that supports the operating system. The Company’s software products are bundled together with hardware products so that the software components and non-software components function together to deliver the products’ essential functionality. The Company markets and sells an integrated platform for a unified surveillance, storage and management solution. If the hardware does not contain the software, the surveillance and security solution cannot be separately marketed and sold to customers. Therefore, the surveillance and security products are excluded from being accounted for under software revenue recognition guidance. In addition, the Company also provides installation services, which includes software testing and equipment set up for the monitoring room. The successful completion of the Company’s obligations under these arrangements is often subject to delivery acceptance, satisfactory testing and approval of such products and services. These sales arrangements do not include any general rights of return provisions.

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

For surveillance and security hardware with bundled software, revenue is recognized when customer acceptance is obtained, which occurs when the customer acknowledges receipt of goods and the delivered hardware with bundled software meet vendor-specific criteria. For installation services, the Group recognizes revenue after obtaining acceptance of the related services. The Company limits the amount of revenue recognition for delivered items up to the non-contingent portion of the payment.

Generally, customers purchasing video surveillance projects pay in installments, with a portion of the payment upfront upon signing the sales contracts, a portion of the payment upon receipt of the surveillance and security products but before installation, and a portion of the payment after installation and upon satisfaction of the customers. Sometimes, a portion of the payment may not be paid until after a certain period following the installation or even during or after the warranty period. To the extent that arrangements contain extended payment terms for which the Company does not have a history of successfully collecting under, revenue is recognized as payments from the customers become due, if all other revenue recognition criteria have been met. Payments received from customers in advance of shipment are initially recorded as advances from customers and recorded as revenue after all the revenue recognition criteria have been met.

The cost of surveillance and security product revenue includes the cost of hardware and software, installation and other services and warranty cost. These costs are deferred as inventory costs until the related revenue is recognized.

The Group also sells hardware with bundled software without installation services and software on a standalone basis. Revenue for these arrangements is recognized when customer acceptance is obtained, which occurs when the customer acknowledges receipt of goods and the hardware with bundled software meet vendor-specific criteria. Standalone software sales were insignificant for the periods presented.

The Company combines a group of contracts and accounts for them as one arrangement if these contracts are entered into at or near the same time with the same entity or related parties.

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

Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were $620, $301 and $365 for the years ended December 31, 2011, 2012 and 2013, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Income tax payable was $2,845 and $2,984 at December 31, 2012 and 2013, respectively.

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

The Company adopted the provisions of ASC 740, Income Taxes (“ASC 740”) to clarify the accounting for uncertainty in income taxes. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

Foreign currency transactions and translation

The functional currencies of the Company and its subsidiaries are the United States Dollar (“USD”) and their respective local currencies. The reporting currency of the Group is USD. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using exchange rates in effect at the balance sheet dates. These exchange differences are included in consolidated statements of comprehensive loss.

Those entities that use a different functional currency other than USD are translated into USD using the applicable exchange rates at balance sheet dates for assets and liabilities and average exchange rates are used for the statements of comprehensive loss. Translation adjustments resulting from translation of these consolidated financial statements are reflected as foreign currency translation adjustment in accumulated other comprehensive income in the shareholders’ equity.

Share-based compensation

The Company applies ASC 718, Compensation-Stock Compensation (“ASC 718”). Pursuant to ASC 718, the Company recognizes share-based compensation over the requisite service period and performance condition for any share option and restricted share grants based on the fair values of share option and restricted share on the dates of grant. For the options that were repriced during the year ended December 31, 2012, in accordance with ASC 718, the Company recognized additional compensation cost for the excess of fair value of the modified share options issued over the fair value of the original share options at the date of the modification for all the original share options vested as of the modification date. The compensation cost due to the incremental fair value of the modified awards and the remaining balance of the unrecognized compensation cost for the unvested share options are recognized over the remaining requisite service periods of the modified awards. The Company does not receive any tax benefits or deductions from awards exercised.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Share-based compensation (cont’d)

The Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions only provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

The Company accounts for share-based awards issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50, Equity: Equity-Based Payments to Non-Employees (“ASC 505-50”). The measurement date is the performance completion date due to a lack of performance commitment. Under ASC 505-50, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each reporting date to determine the appropriate charge to share-based compensation.

Employee social security and welfare benefit plans

All Chinese employees of the Company’s PRC subsidiaries participate in employee social security plans, including pension, medical, housing and other welfare benefits, organized and administered by relevant government authorities. The premiums and welfare benefit contributions that are borne by these entities are calculated based on percentages of the total salary of employees, subject to certain ceilings and are paid to the respective labor and social welfare authorities. The PRC government is responsible for the welfare benefit for the retired employees. The Group has no obligation for post retirement or other welfare benefits beyond the contribution.

The welfare benefits expenses were $4,910, $3,700 and $3,863 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

In accordance with the China Company Laws, the Company’s VIE should set aside at least 10% of its net profit, after recouping prior years’ losses, determined under PRC GAAP to a statutory reserve fund before distributions to investors. The appropriation of the net profit to the statutory reserve fund must be made annually until the accumulated reserve fund exceeds 50% of VIE’s registered capital. The PRC subsidiaries and VIE did not appropriate statutory reserve fund during the years ended December 31, 2011, 2012 and 2013 because of their losses.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Segment reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to management’s approach, the Group operates in two principal business segments, namely video processor and video surveillance solution. The Group does not allocate any assets to the two segments as management does not use this information to measure the performance of the reportable segments.

(Loss)/income per share

The Group computes (loss)/income per share in accordance with ASC 260, Earning Per share (“ASC 260”). Basic net (loss)/income per share is computed by dividing net (loss)/income by the weighted-average number of ordinary shares outstanding during the year. Diluted net (loss)/income per share is computed by dividing net (loss)/income by the sum of the weighted-average number of ordinary shares outstanding and, if dilutive, the potential ordinary shares outstanding during the year.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

(Loss)/income per share (cont’d)

The following table sets forth the computation of basic and diluted (loss)/income attributable to ordinary shareholders per share:

	Years ended December 31
	2011	2012	2013
Numerator:
(Loss)/income from continuing operations attributable to Vimicro International Corporation	(13,264)	1,383	(8,418)
Loss from discontinued operations attributable to Vimicro International Corporation	(14,936)	(2,002)	—
Loss attributable to Vimicro International Corporation	(28,200)	(619)	(8,418)

Denominator (in number of shares):
Weighted-average ordinary shares outstanding - basic	145,123,889	123,253,931	114,687,240
Dilutive effect of stock options and restricted shares	—	4,370,516	—
Weighted-average number of ordinary shares outstanding—diluted	145,123,889	127,624,447	114,687,240

(Loss)/income per share- basic
Continuing operations	(0.09)	0.01	(0.07)
Discontinued operations	(0.10)	(0.02)	—
Total loss per share - basic	(0.19)	(0.01)	(0.07)
(Loss)/income per share- diluted
Continuing operations	(0.09)	0.01	(0.07)
Discontinued operations	(0.10)	(0.02)	—
Total loss per share - diluted	(0.19)	(0.01)	(0.07)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(Loss)/income per share (cont’d)

Outstanding share options and non-vested restricted shares as of December 31, 2011 and 2013 were excluded from the computation of dilutive loss per share for the years ended December 31, 2011 and 2013 because of their anti-dilutive effect. For the year ended December 31, 2012, 24,544,023 share options and non-vested restricted shares were excluded from the calculation of dilutive earnings per share because of their anti-dilutive effect. The dilutive effects of the options and non-vested restricted shares are calculated using the treasury stock method.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes net loss and foreign currency translation adjustments and unrealized gain on marketable equity securities are presented in the consolidated statement of comprehensive loss. The Group adopted  Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive loss  (Topic 220) , Presentation of Comprehensive Loss, in the year ended December 31, 2012 by presenting items of net loss and other comprehensive income/(loss) in the consolidated statements of comprehensive loss.

Leases

In accordance with ASC 840, Leases (“ASC 840”), leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capital lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. The cost of the asset under capital lease is amortized as set out under the property, equipment and software (Note 7).

Operating lease expenses are recognized on a straight-line basis over the applicable lease term.

Land use rights

Land use rights include prepayments towards acquisition and land use rights acquired. Land use rights acquired are stated at cost less accumulated amortization and impairment loss. Land use rights are amortized on a straight-line basis over their useful lives of up to 50 years.

Golf memberships

The Company holds two lifetime golf memberships with a total carrying amount of US$364 and US$370 at December 31, 2012 and 2013, respectively, recorded as other non-current assets. Lifetime golf memberships have an indefinite useful life and are not amortized, instead, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. No impairment charges were recognized for the periods presented.

Treasury stock

Treasury stock consists of shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method.

Recent accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment (“CTA”) upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that foreign currency translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740), or ASU 2013-11, to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, with certain exceptions. The modifications to ASC 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. We have adopted ASU 2013-11 on January 1, 2013. Starting January 1, 2013, we have presented an unrecognized tax benefit or a portion of an unrecognized tax benefit as deduction of deferred tax assets if applicable.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

3.                                      DISCONTINUED OPERATIONS

In order to focus on core PC and embedded notebook camera multimedia processor and surveillance and security businesses, while at the same time streamlining the cost structure, in December 2011, the Company disposed of its mobile business to a newly established entity, Vimicro Qingdao, a related party, which was 18% owned by Vimicro China, 19% owned by Vimicro Wuxi, 14% owned by VMF Consulting Company and 49% owned by two former key employees of the mobile business. Transaction consideration of $4,202 was established with the assistance of a third party valuation firm. Following the disposal, the investment in Vimicro Qingdao is accounted for at cost less impairment and is not subject to consolidation. The disposal transaction was completed in December 2011. Due to the continued loss sustained by Vimicro Qingdao, in April 2013, the Group entered into a settlement agreement with Vimicro Qingdao whereby the Group agreed to forgive a portion of outstanding consideration in an amount of $1,186 from Vimicro Qingdao, based on the condition that $2,900 will be received by June 30, 2013. On August 31, 2013, the Group received a payment of $2,900 from Vimicro Qingdao. The remaining outstanding amount due from Vimicro Qingdao amounting to $1,186 was written off by the Group as of December 31, 2012 and recognized as general and administrative expenses under continuing operations since the resolution of outstanding purchase consideration was not related to the operations of the disposed mobile business prior to the disposal but based on events and circumstances occurring after the disposal.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

3.                                      DISCONTINUED OPERATIONS (CONT’D)

In July 2012, the Company disposed of 35.26% of the equity interest in Visiondigi to an individual third party at a consideration of $49 in the effort to divest a loss-making non-core business. The Company derecognized the assets and liabilities of Visiondigi at their carrying amounts, which was $ 4,082 and $ 5,847 respectively, and recognized a loss on divestiture of $740. Following the disposal, the Company owns 18% of Visiondigi, which includes holding a shareholding of 3.94% on behalf of Ningbo Sunny and 2.03% on behalf of three individuals. The disposal transaction was completed in July 2012. In connection with the disposal, the Group has written off the outstanding balance due from Visiondigi in an amount of $1,747 and included this in the loss on disposal. After the disposal, the Company will have continuation of cost-generating activities with Visiondigi which will generate insignificant continuing cash outflows. Related activities before the disposal included prepayments of $4,904 and $292 and purchased inventory of $3,765 and $33 from Visiondigi in 2011 and 2012, respectively. The Company ceased to control Visiondigi as a result of the disposal and also does not expect significant direct cash flows nor significant continuing involvement in the operations of Visiondigi after the disposal. Accordingly, the results of operations of Visiondigi have been shown as “Discontinued Operations” in the consolidated statements of comprehensive loss for the years ended December 31, 2011 and 2012.

The results of operations of the mobile business and Visiondigi were separately presented on the consolidated statements of comprehensive loss under “Discontinued Operations” for the years ended December 31, 2011and 2012 which included:

	For the Year Ended December 31
	2011	2012
Net revenue	12,539	1,367
Cost of revenue	(11,407)	(2,430)
Gross profit	1,132	(1,063)
Operating expenses	(15,027)	(1,289)
Net loss from operations before income tax	(13,895)	(2,352)
Other income/(loss)	9	(17)
Income tax expense	(1,278)	—
Net loss from operations	(15,164)	(2,369)
Net loss on disposal	(1,554)	(740)
Net loss	(16,718)	(3,109)

4.                                      RESTRICTED CASH

Restricted cash of $2,593 and $1,727 primarily related to the government grants and cash pledged for long-term bank loans of Vimicro Tianjin as of December 31, 2012 and 2013, respectively. The withdrawal of cash is restricted, unless it is used for payments related to the specific research and development projects or general operations purposes for which the grants or loans were provided.

5.                                      INVENTORIES

	As of December 31
	2012	2013
Inventories
Finished goods	8,488	12,786
Raw materials	2,748	1,021
Work in process	126	5
	11,362	13,812

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

5.                                      INVENTORIES (CONT’D)

The finished goods included consignment inventories of $2,566 and $2,524 as of December 31, 2012 and 2013, respectively. The inventory reserve was $2,689 and $3,793 as of December 31, 2012 and 2013, respectively. The cost of revenue purchased from related parties was $308 for the year ended December 31, 2013.

6.                                      PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2012	2013
Amounts due from employees	151	270
Prepayments to suppliers and other third parties	2,822	4,274
Prepaid expenses	319	927
Other receivables	1,517	2,046
	4,809	7,517

The provision for doubtful accounts charged amounted to $144, nil and $283 in for the years ended December 31, 2011, 2012 and 2013, respectively. The provision for doubtful accounts was reversed by nil, $18 and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

7.                                      PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2012	2013
Equipment and office furniture	10,875	11,436
Property under capital lease	—	1,639
Leasehold improvements	2,734	3,438
Mask and tooling	661	761
Motor vehicles	1,398	1,511
Purchased software	3,352	3,457
Construction in progress	18,017	21,427
	37,037	43,669
Less: accumulated depreciation	(15,015)	(15,932)
impairment loss	(1,565)	(1,613)
	20,457	26,124

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were $3,806, $2,038 and $1,268 respectively.

For the years ended December 31, 2011, 2012 and 2013, total interest capitalized was nil, $55 and $347, respectively.

The Group entered into a lease agreement and prepaid $1,639 for use of a property in 2013. The lease has an initial term of 20 years and may be extended for a 15-year period if the Group pays the incidental property management fees. After this 15-year period, the Group may continue to use this property indefinitely subject to the Group paying the incidental property management fees. The Group recorded the $1,639 as “Property under capital lease” and amortization expenses were nil, nil and $12 for the years ended December 31, 2011, 2012, and 2013, respectively. The property is being amortized over the estimated useful life of the property which was determined to be 35 years. No future minimum lease payments are payable by the Group as the rental payments have been fully prepaid.

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

The amount of construction in progress to secure the long-term bank loan of Vimicro Tianjin by means of collateral was $17,209 and $19,640 as of December 31, 2012 and 2013, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

8.                                      LAND USE RIGHTS, NET

	As of December 31
	2012	2013
Cost:	15,201	16,053
Less: accumulated amortization	(427)	(535)
	14,774	15,518

As of December 31, 2011, the Group held land use rights under Vimicro Tianjing, Vimicro Beijing, and Vimicro Jiangsu. In 2012, as part of the effort to divest certain loss-making non-core IC businesses, the Group has continued to explore the options available to dispose non-core IC business related land use rights held under Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai. Land use rights held under Vimicro Shanghai was disposed of in 2012 through the transfer of the equity interest in the parent company of Vimicro Shanghai. For the year ended December 31, 2013, the Group deconsolidated VMF Shenzhen, including the land use right held by Vimicro Shenzhen (Note 1).

As of December 31, 2012 and 2013, the carrying value of land use rights pledged to secure the long-term bank loan of Vimicro Tianjin was $2,107 and $2,125 respectively.

Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $265, $245 and $224 respectively.

Estimated amortization expense of the land use rights acquired as of December 31, 2013 for each of next five years is as follows:

$
For the years ending December 31,
2014	170
2015	170
2016	170
2017	170
2018	170

9.                                      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2012	2013
Accrued salaries and welfare expenses	2,928	3,281
Accrued professional fees	1,109	1,430
Payables to intellectual property suppliers	144	170
Payables to other suppliers	9,532	533
Payables to employees	29	76
Other accrued expenses	1,008	1,142
	14,750	6,632

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

10.                               SHAREHOLDERS’ EQUITY (CONT’D)

The shares repurchased for each of the three years ended December 31, 2013 is summarized in the table below. The shares repurchased by the Company were accounted for at cost and there was no reissuance of the shares as of December 31, 2013.

	ADS	Ordinary shares	Price per ADS (including brokerage commission)	Total consideration
2011	1,825,800	7,303,200	1.31-3.75	2,654
2012	5,955,796	23,823,184	0.89-1.38	7,396
2013	3,538,100	14,152,399	1.27-1.99	6,638
	11,319,696	45,278,783		16,688

Out of the repurchased share in 2013, 9,265,895 shares were retired. The related paid-in capital, additional paid-in capital and treasury stock were reversed in amount of $1, $4,562 and $4,563, respectively in 2013.

11.                  SHARE-BASED COMPENSATION

Pursuant to ASC 718, the Company recognizes share-based compensation over the requisite service periods and performance condition for any share option and restricted share granted based on the fair values of share option and restricted share on the dates of grant. The fair value of restricted shares and ordinary shares are equal to the market value of the Company’s common stock on the date of grant.

Share-based compensation expense recognized for the years ended December 31, 2011, 2012 and 2013 was $2,421, $2,074 and $1,808 respectively. No income tax benefit was recognized in the consolidated statements of comprehensive loss for share-based compensation arrangements for the years ended December 31, 2011, 2012 and 2013, respectively, as no tax deduction was claimed.

The Company has two share option plans to honor the contributions of employees and non-employee consultants. The first plan was adopted in March 2004 (the “2004 Plan”). In November 2005, the second plan, the 2005 Share Incentive Plan (the “2005 Plan”) was adopted to replace the 2004 Plan. The options granted under the two share option plans have a contractual life of 10 years from the date of grant.

2004 Plan:

The 2004 Plan provides for the granting of share options to employees and non-employee consultants of the Company. The Company has reserved 12,541,080 ordinary shares for grant under the 2004 Plan.

A majority of the options granted under the 2004 Plan have a vesting period of five years. Under the vesting schedule, 20% of the share options would vest one year after the grant date, and 10% of the share options would vest semi-annually over the next four years, or 1/60 of the shares options shall vest monthly over the subsequent four years.

The 2004 Plan was terminated in November 2005, and the remaining options available for grant were transferred to the 2005 Plan.

Employee options:

Under the 2004 Plan, the Company granted total of 10,006,600 share options to employees with an exercise price range of between $1.60 and $3.00.

The Company recognized no compensation expenses for the years ended December 31, 2011, 2012 and 2013 respectively.

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted a total of 664,800 share options to non-employees with an exercise price range of between $1.60 and $2.50.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11.                               SHARE-BASED COMPENSATION (CONT’D)

The Company recorded no consultancy fee expense with respect to research and development activities for the years ended December 31, 2011, 2012 and 2013, respectively.

2005 Plan:

The 2005 Plan provides for the granting of share options and restricted shares to employees and non-employee consultants of the Company. The 3,065,505 share options which were not issued under the 2004 Plan were transferred to the 2005 Plan. Subsequently, another 10,000,000 shares were authorized for future grants.

Options granted thereafter are made under the 2005 Plan and no new options were granted under the 2004 Plan. The Company has reserved 13,065,505 ordinary shares for grant and authorized another 18,000,000 shares under the 2005 Plan as of December 31, 2013. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

Employee options:

Options granted under the 2005 Plan have vesting periods of one year, three years or five years. For options with one year vesting period, 16.7% of the options will be vested one year or each quarter after the vesting commencement date for every quarterly performance review for the first three quarters of the year in which the Company gives employees satisfactory evaluations, 50% of the shares will be vested one year after the vesting commencement date if the Company gives employees satisfactory evaluations on their annual performance review. For options with a three year vesting period, 1/3 of the share options will vest one year after the grant date and 1/6 shall vest semi-annually over the next two years. For options with a five year vesting period, 20% of the share options will vest one year after the grant date, and 10% of the share options shall vest semi-annually over the next four years.

Under the 2005 Plan, the Company granted 31,754,037 share options to employees as of December 31, 2012. During 2013, the Company granted 2,423,324 and 210,000 shares options with an exercise price of $0.0001 and $0.36, respectively.

The Company recognized $2,130, $1,313 and $1,476 in share-based compensation expense for the years ended December 31, 2011, 2012 and 2013, respectively.

Employee restricted shares:

Under the 2005 Plan, the Company granted 3,440,600 restricted shares up to December 31, 2013 to employees with vesting period between one and five years.

The Company recognized $123, $44 and $40 in share-based compensation expense for the years ended December 31, 2011, 2012 and 2013, respectively.

Non-employee options:

Under the 2005 Plan, up to December 31, 2013, for services provided by non-employee consultants, the Company granted 1,731,760 share options to non-employees with an exercise price range of between $0.0001 and $4.55. Nil, nil and 597,260 non-employee share options were granted in the years ended December 31, 2011, 2012 and 2013, respectively.

The Company granted 575,108 and 22,152 shares of performance-based stock options to 14 employees of Beijing Zhongxing Yingcai Technology Ltd., which is the major shareholder of Vimicro Qingdao, and one employee of Zhongtianxin, respectively, in 2013. The Company recognized share-based compensation expenses in an amount of $230 relating to the performance-based stock options granted to these 15 individuals of the Group in 2013.

The Company recorded consultancy fee expense with respect to research and development and selling activities of $4, $2 and $230 for the years ended December 31, 2011, 2012 and 2013, respectively.

Non-employee restricted shares:

The Company recognized nil in share-based compensation for the years ended December 31, 2011, 2012 and 2013, respectively.

Under the 2005 Plan, the Company granted 200,000 restricted shares with a vesting period of three years and 30,000 restricted shares with a vesting period of one year to non-employees. The vesting schedules are that 1/36 of the restricted shares will vest each month and 100% vested in one year after the grant date, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11.                               SHARE-BASED COMPENSATION (CONT’D)

Option repricing under the 2004 Plan and 2005Plan:

On May 18, 2012, the Company repriced 20,484,420 outstanding options which were previously granted to the Group’s key employees and directors. The options, previously all issued pursuant to the 2004 Plan and 2005 Plan and partially repriced on March 27, 2008, were repriced based on the closing price on May 18, 2012 which was $0.195 per ordinary share. The repriced options were previously issued with $0.32 to $4.55 per ordinary share option exercise prices, and the partially repriced options were previously repriced to $0.70 per ordinary share option exercise prices reflecting the market prices of the Company’s stock on March 27, 2008.

The Company recognized the related share-based compensation expense arising from re-pricing of options of $162, $715 and $62 for the years ended December 31, 2011, 2012 and 2013, respectively.

Ordinary shares granted:

On July 31, 2011, the Company granted 4,000 ordinary shares at the consideration of par value of $0.0001 per share to one resigned senior executive without any conditions and recognized compensation expense of $2 for the year ended December 31, 2011.

Summary of share options granted to both employees and non-employees as of December 31, 2013 is presented below:

		Weighted-
	Number of	average
	Options	exercise price
Outstanding at December 31, 2012	28,852,539	0.42
Options granted	3,230,584	0.02
Options exercised	(1,531,297)	0.08
Options expired or canceled	(529,424)	0.02
Options forfeited	(102,014)	1.38
Outstanding at December 31, 2013	29,920,388	0.40
Vested and expected to vest at December 31, 2013	29,264,215	0.40

Total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was nil, $125 and $166, respectively.

The aggregate intrinsic value and weighted-average remaining contractual life for share options vested and expected to vest at December 31, 2013 were $7,962 and 4.61 years, respectively.

The weighted-average grant date fair value of options granted for each of the years ended December 31, 2011, 2012 and 2013 were $0.18, $0.33 and $0.44, respectively.

The total fair value of shares vested during the years ended December 31, 2011, 2012 and 2013 was $2,934, $714 and $1,318, respectively.

As of December 31, 2013, total unrecognized share-based compensation expense related to share options was $1,041. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 1.74 years. To the extent the actual forfeiture rate is different from the original estimate, actual share based compensation related to these awards may be different from the expectation.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11. SHARE-BASED COMPENSATION (CONT’D)

Summary of restricted shares granted to both employees and non-employees as of December 31, 2013 is presented below:

		Weighted
	Number of	average
	restricted	grant date
	shares	fair value
Non-vested at December 31, 2012	62,000	1.04
Vested	(36,000)	1.06
Non-vested at December 31, 2013	26,000	1.00

As of December 31, 2013, total unrecognized share-based compensation expense related to restricted shares was $9. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 0.51 years. To the extent the actual forfeiture rate is different from the original estimate. Actual share-based compensation related to these awards may be different from the expectation.

The total fair value of shares vested during the years ended December 31, 2011, 2012 and 2013 was $66, $14 and $38, respectively.

There were no capitalized share-based compensation expenses for the years ended December 31, 2011, 2012 and 2013.

The following table summarizes information with respect to options outstanding as of December 31, 2013:

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11. SHARE-BASED COMPENSATION (CONT’D)

	Options outstanding				Options exercisable
		Weighted-				Weighted-
		Average				average
		Remaining	Weighted-	Intrinsic		remaining	Weighted-	Intrinsic
Range of	Number of	Contractual	average	value as of	Number of	contractual	Average	value as of
exercise	options	life	exercise	December	options	life	Exercise	December
price	outstanding	(years)	price	31, 2013	exercisable	(years)	Price	31, 2013

*0.00-0.38	25,219,988	4.98	0.16	8,135	17,430,828	3.48	0.17	5,435
0.40-0.63	143,700	3.14	0.52	1	140,100	3.02	0.52	1
0.68-0.97	1,680,394	3.80	0.77	—	1,508,394	3.47	0.76	—
1.00-1.39	515,970	3.92	1.24	—	487,170	3.79	1.25	—
1.47-1.60	629,036	1.09	1.60	—	629,036	1.09	1.59	—
1.73-2.10	257,800	1.68	1.93	—	257,800	1.68	1.93	—
2.27-2.59	624,000	2.47	2.50	—	624,000	2.47	2.50	—
2.75-2.82	512,500	2.21	2.81	—	512,500	2.21	2.81	—
3.00-3.37	197,000	2.33	3.14	—	197,000	2.33	3.13	—
4.22-4.55	140,000	2.29	4.46	—	140,000	2.29	4.46	—
	29,920,388	4.65	0.40	8,136	21,926,828	3.32	0.48	5,436

* The exercise price was $0.0001.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11. SHARE-BASED COMPENSATION (CONT’D)

The estimated grant date fair values of each option outstanding for employees and non-employees range from $0 to $3.36 and $0.46 to $4.41, respectively. The Company estimates the grant date fair value of stock options using a Black-Scholes option-pricing model.

Employee grants:

The assumptions below are for options with a 5 year vesting period after grant date:

	2011	2012	2013
Risk-free interest rates (%)(1)	1.33-1.75	1.04-1.57	1.55-1.62
Expected life(2)	5.7-5.8 years	5.7-5.8 years	5.4-6.2 years
Expected dividend yield (%)(3)	—	—	—
Expected volatility (%)(4)	50-51	50-51	52-53

The assumptions below are for options with a 1 year vesting period based on performance conditions after grant date:

	2011	2012	2013
Risk-free interest rates (%)(1)	—	0.18-0.21	0.13
Expected life(2)	—	1 year	1 year
Expected dividend yield (%)(3)	—	—	—
Expected volatility (%)(4)	—	52-59	52-53

(1) The risk-free interest rate is based on the United States Treasury Bill for a term of 1, 5 or 7 years which is consistent with the expected life of the awards.

(2) The Company calculates the expected life of share options based on its employees’ historical experience.

(3) The Company currently has no history or expectation of paying dividends on its ordinary shares.

(4) The Company estimated volatility based on the historical volatilities of the Company.

Non-employee grants:

	2011	2012	2013
Risk-free interest rates (%)(1)	0.79-2.31	0.56-1.22	0.65-1.85
Expected life(2)	5 years	5 years	1 year
Expected dividend yield (%)(3)	—	—	—
Expected volatility (%) (4)	50-51	50-51	45-49

(1) The risk-free interest rate is based on the United States Treasury Bill for a term of 5 years consistent with the expected life of the awards.

(2) The Company uses a vesting term of 5 years as the expected life of share options, except for performance based options which had an exercise price of $0.0001 and a 1 year vesting term period based on historical experience.

(3) The Company currently has no history or expectation of paying dividends on its ordinary shares.

(4) The Company estimated volatility based on the historical volatilities of the Company.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

12. RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2011	2012	2013
Research and development	20,133	15,556	25,244
Less: research and development grants	(1,128)	(6,675)	(13,617)
Research and development, net	19,005	8,881	11,627

The major external research and development expenses for the year ended December 31, 2013 included an aggregate amount of $5,406 related to a research and development project contracted with VeriSilicon (Hong Kong) Limited, a third party vendor which outsourced certain work to Vimicro Qingdao, and a research and development project carried out by Supreme Wise Limited, a subsidiary of the major shareholder of Vimicro Qingdao, as well as an amount of $1,700 incurred by Wellway Electronics (Hong Kong) Limited.

There is no assurance that the Company will continue to receive research and development grants.

13.                 TAXATION

(a)                   Income taxes

Income tax benefit/(expense) of the Group are as follows:

	Years ended December 31
	2011	2012	2013
Current income tax benefit/(expense)	388	(339)	(115)
Deferred income tax benefit/(expense)	473	129	(577)
Income tax benefit/(expense)	861	(210)	(692)

The components of (loss)/income before income taxes are as follows:

	Years ended December 31
	2011	2012	2013
Loss arising from China operations	(24,005)	(936)	(6,926)
Loss arising from non-China operations	(256)	(2,914)	(2,503)
- U.S.	45	30	15
- Hong Kong	2,259	(513)	511
- Cayman	(2,560)	(2,431)	(3,029)

Loss before income taxes and share of loss of an unconsolidated affiliate	(24,261)	(3,850)	(9,429)

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

United States of America

Viewtel, a subsidiary incorporated in the United States of America, is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. In general, corporations with taxable income of less than $335 receive partial benefit from the graduated rates of 15% and 25% that apply to the first $75 of taxable income. Viewtel had income tax benefit/(expense) of  ($11), $5 and $2 for the years ended December 31, 2011, 2012 and 2013, respectively.

Hong Kong

Profits Tax. Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business.

The Hong Kong subsidiary of Vimicro China, has filed non-taxable offshore claims in its Hong Kong profits tax returns since the year of assessment 2005/2006 (for the assessment year ended December 31, 2005). In December 2009, the Hong Kong Inland Revenue Department issued the Departmental Interpretation and Practice Notes No. 21(Revised) to redefine the locality of profits. We believe Vimicro Hong Kong has technical grounds to claim that its profits are sourced offshore from Hong Kong and, where duly substantiated by documentation, it is more likely than not that Vimicro Hong Kong’s offshore claim would be accepted by the Hong Kong Inland Revenue Department and the profits of Vimicro Hong Kong would therefore not be subject to Hong Kong profit tax.

Pursuant to the New EIT Law and related implementation rules effective from January 1, 2008, if Vimicro Hong Kong is deemed to be a PRC tax resident, it will be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to clarify resident status determination, post-determination administration, as well as competent tax authorities. As a result, we believe that Vimicro Hong Kong is more likely than not to be deemed as a PRC tax resident and subject to the PRC EIT rate of 25% on its worldwide income. In 2011, Vimicro Hong Kong reversed PRC income tax expenses related to continuing operations of $131 and $244 for the years ended December 31, 2009 and 2010, and we recognized $1,071, $292 and $694 of PRC income tax expenses related to continuing operations for the year ended December 31, 2011, 2012 and 2013 respectively.

Withholding Tax. Under current Hong Kong tax laws, an entity established outside of Hong Kong is subject to a 4.95% in 2010/11, 2011/12 and 2012/13 withholding tax on royalty income derived (or deemed to be) from Hong Kong. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro China was previously subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong, which Vimicro Hong Kong had withheld and used to settle the tax liabilities on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of Hong Kong withholding tax paid on the royalty income could be allowed as a foreign tax credit against Vimicro China’s PRC income tax liabilities. In connection with the offshore claim of Vimicro Hong Kong, to the extent that all of Vimicro Hong Kong’s trading income is not taxable in Hong Kong, and no deduction will be claimed for the related royalty fee expenditure and the relevant intellectual property is not used in Hong Kong, the royalty fees are exempted from withholding tax in Hong Kong.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

13.                 TAXATION (CONT’D)

(a)                   Income taxes (cont’d)

The People’s Republic of China

Enterprise Income Tax. PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In March 2007, the National People’s Congress adopted the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws, administrative regulations, as well as circulars with equivalent effect, shall be subject to transitional rules to gradually change their rates to 25%. The New EIT Law and the related Implementation Rules also provide a preferential tax rate of 15% to enterprises that qualify as “high and new technology enterprises”. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rate treatments granted to PRC entities that previously qualified for “high and new technology enterprises” will not automatically be applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules and relevant working guidance promulgated by the government authorities. Vimicro China is currently recognized as a “high and new technology enterprise” by the relevant government authorities under the New EIT Law, and is entitled to a preferential tax rate of 15% for the three years from 2011 to 2013.

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

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

The following table sets forth thee reconciliation between the PRC’s statutory income tax rate and the actual effective tax rate for the Group:

	Years ended December 31
	2011	2012	2013
Statutory tax rate	25%	25%	25%
Effect of foreign tax rates differential	(3)%	(16)%	(8)%
Deferred tax rate differential	6%	4%	(1)%
Non-deductible expenses	(1)%	(30)%	(36)%
Change in valuation allowance	(29)%	14%	18%
Effect of elimination of unrealized intra-entity profits	—	—	(5)%
Income tax in respect of prior years	6%	—	—
Others	—	(2)%	—
Effective income tax rate	4%	(5)%	(7)%

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

13.                 TAXATION (CONT’D)

(b)                   Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of December 31, 2012 and 2013 are as follows:

	As of December 31
	2012	2013
Deferred tax assets
Provision for doubtful accounts and slow-moving inventories	980	1,364
Accrued expenses, payroll and others	482	750
Difference in tax basis from ViSS acquisition	881	695
Difference in research and development expenses capitalization	3,133	3,229
Operating loss carry-forwards	6,380	3,660
Others	1,906	1,902
Total deferred tax assets	13,762	11,600
Valuation allowance	(13,175)	(11,600)
Deferred tax assets, net of valuation allowance	587	—

Deferred tax liabilities
Differences in tax basis for property equipment and software, non-current	23	14
Total deferred tax liabilities	23	14

Classification on the consolidated balance sheets
Deferred tax assets — current	418	—
Deferred tax assets — non-current	169	—
Deferred tax liabilities — non-current	23	14

Subject to the approval of the relevant tax authorities, the Group has tax losses carried forward from its subsidiaries in China totaling approximately $21,500 as of December 31, 2013, of which $671, $103, $5,624, $8,644 and $6,458 if unused will expire in 2014, 2015, 2016, 2017 and 2018 respectively.

For the years ended December 31, 2012 and 2013, the decrease in valuation allowance was $2,695 and the increase was $1,575, respectively.

The changes in unrecognized tax benefits are as follows:

As of December 31
2013
Beginning balance	—
Additions based on tax position of the current year	1,688
Ending balance	1,688

As of December 31, 2013, the Group has $1,688 of unrecognized tax benefits, nil of which would affect the effective tax rate if recognized in 2013. There were no unrecognized tax benefits for the years ended December 31, 2011 and 2012. The Group does not anticipate any other material changes to its unrecognized tax position in the next twelve months.

The Company recorded interest and penalties of RMB nil for the years ended December 31, 2011, 2012 and 2013. The Company’s PRC entities and Vimicro Hong Kong’s tax years from 2004 through 2013, are open for examination by the relevant tax authorities in PRC.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

13.                 TAXATION (CONT’D)

(c)                    PRC Value Added Tax (“VAT”)

According to PRC value-added tax policy, all entities and individuals engaged in the sales of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC are taxpayers for VAT and shall pay VAT in accordance with the VAT regulations. Vimicro China, Vimicro Tianjin, Vimicro Guiyang, Vimicro Fuzhou as the general taxpayers are subject to the output VAT at 17% of selling price of products sold to customers in China, while the purchase of products by those companies are subject to the input VAT at the rate of 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT. On November 5, 2008, the PRC State Council passed The Provisional Regulations of the People’s Republic of China on Value-Added Tax, or New VAT Law. In accordance with the New VAT Law and its Implementation Rules, which became effective as of January 1, 2009, input VAT on fixed asset purchases for further production purpose are included in the input VAT for VAT payable purposes.

The launch of VAT Reform Pilot Program (i.e. converting from business tax to VAT) in the transportation industry and certain modern services industries in Shanghai was effective from January 1, 2012. Following the Pilot Program in Shanghai, the State Council approved expanding the Pilot Program to 8 other provinces and municipalities: Beijing, Tianjin, Jiangsu, Zhejiang (including Ningbo), Anhui, Fujian (including Xiamen), Hubei, Guangdong (including Shenzhen) in batches from September 1, 2012 to the end of 2012. The State Council approved expanding the Pilot Program to the whole country in August 2013. Under the Pilot Program, the entities which provide transportation services and certain modern services within the territory of PRC are subject to VAT instead of business tax. Vimicro China’s transfer of technology, which was subject to business tax prior to the Pilot Program, falls within the VAT reform scope and is subject to the VAT at 6% from September 1, 2012. In addition, the technology transfer services provided to foreign entities are eligible for VAT exemption under the Pilot Program. Vimicro China is entitled to the exemption on income arising from or related to technology transfers, provided relevant technology transfer agreements are registered with the relevant government agencies.

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

14.                 LONG-TERM BANK LOAN

	As of December 31
	2012	2013
Loan from China Construction Bank, Tianjin branch, at 6.72% per annum	—	8,201
Loan from China Construction Bank, Tianjin branch, at 7.25% per annum	4,773	4,920
Total long-term bank loan	4,773	13,121

As of December 31, 2013, the contractual maturities of these loans are as follows:

Year	Amount

2014	—
2015	3,937
2016	4,592
2017	4,592
Total long-term bank loan	13,121

As of December 31, 2013, the Group’s long term bank loan is denominated in RMB and is mainly secured by the Group’s facility under construction and the underlying land use rights with net book value of $21,765.

Vimicro Tianjin obtained a credit facility of up to RMB186 million ($29,600) from China Construction Bank Tianjin Branch for the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions on March 28, 2012. The loan may be drawn down in installments no later than March 2017, based on the actual cash needs and the progression of the projects. The loan will bear an interest rate at 105% of the benchmark interest rate as published by the People’s Bank of China from time to time, adjusted on an annual basis. The interest rate on long-term bank loan as of December 31, 2012 and December 31, 2013 was 7.25% and 6.72%, respectively. Interest expenses were $256 and $800 including $55 and $347 capitalized interest expenses recorded as construction in progress for the years ended December 31, 2012 and December 31, 2013, respectively. The bank loan contains covenants relating to maintenance of certain levels of financial ratios, such as leverage ratio, current ratio, contingent liabilities ratio and balance of contingent liability. The Group was in compliance with the covenants as of December 31, 2012 and December 31, 2013.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.  LONG-TERM BANK LOAN (CONT’D)

The Group has drawn down RMB30 million ($4,773) and RMB80 million ($13,121) under the facility as of December 31, 2012 and December 31, 2013, respectively. The use of the loan is subject to the pre-approval from the bank before each payment is made by the Group. The Group needs to repay 30% in 2015 and 35% in 2016 of the principal amounts that have been drawn down under the facility and repay the remaining principal amounts with all accrued interest in 2017.

15.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities as of December 31, 2012 and 2013 consisted of the following:

	As of December 31
	2012	2013
Sales deposit for properties	—	3,280
Interest free government loan	4,772	4,921
Total other long-term liabilities	4,772	8,201

In December 2012, Vimicro Jiangsu entered into a cooperative agreement amounted RMB52 million with Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd (“Xuanwu SAMC”), to develop properties in Nanjing Xuzhuang. In accordance with the agreement, Xuanwu SAMC paid a RMB20 million ($3,280) deposit to Vimicro Jiangsu in May 2013 and the remaining balance is payable when the properties are completed, which is expected to be in 2015.

In May 2012, the Group entered a Strategic Cooperative Framework Agreement, or the Framework Agreement with the Fuzhou Municipal Government to jointly develop, produce, and market SVAC-based security surveillance products in Fuzhou. Under the Framework Agreement, the Fuzhou Municipal Government agreed to grant Vimicro Fuzhou RMB30 million ($4,921) of subsidy for which no repayment will be required and provide a RMB60 million ($9,841) interest free government loan. The government loan will be repaid in full by Vimicro Fuzhou within five years of its inception, or upon Vimicro Fuzhou becoming a listed company, whichever is earlier. Up to December 2013, Vimicro Fuzhou received the RMB15 million ($2,460) becoming a listed company government grant and RMB30 million (US$4,921) government loan from the Fuzhou Municipal Government.

16.  RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related parties	Relationship with the Group
Tianjin SAMC	Non-controlling shareholder of Vimicro Tianjin
Ningbo Sunny Opotech Co., Ltd	Non-controlling shareholder of Visiondigi
Vimicro Wuxi	Owned by certain executives of the Company
VMF Consulting Company	Owned by certain executives of the Company
Vimicro Qingdao	18% equity investee of the Company
Zhongtianxin	51% equity investee of the Company
Visiondigi	12.03% equity investee of the Company
Vimicro Tianshi	Owned by certain executives of the Company

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.  RELATED PARTY TRANSACTIONS (CONT’D)

(a) The Group had the following related party transactions:

(1)         In April 2013, after the approval by the audit committee and the special independent committee, the Company disposed the equity interest in VMF Shenzhen to Vimicro Tianshi, which was majority owned by the senior executives of the Group, for a total consideration of US$10,000 based on a valuation performed by a third party appraiser. The transaction was considered an in-substance sales of real estate accounted for in accordance with ASC 360-20, Property, Plant and Equipment — Real Estate Sales. Due to insufficient initial investment made by Vimicro Tianshi, a sale was not consummated as of December 31, 2013 and was accounted for using the cost recovery method. During the year ended December 31, 2013, the Group transferred the ownership of VMF Shenzhen and received US$5,000 of consideration. Accordingly, the Group deconsolidated VMF Shenzhen and the outstanding consideration of US$5,000 was recorded as an amount due from related party at December 31, 2013. The related disposal gain is deferred until receipt of the full consideration. Subsequent to year-end, the Company received US$3,800 and US$1,200 in January 2014 and April 2014, respectively.

(2)         The Group held 0.1% equity interest in Vimicro Wuxi with a carrying amount of $2 as of December 31, 2012. The Group disposed 0.1% equity interest of Vimicro Wuxi in September 2013 for $8 to VMF Consulting Company.

(3)         For the year ended December 31, 2013, the Group sold inventories to Zhongtianxin totaling $21,308 to carry out its surveillance projects. The Group also purchased inventory from Zhongtianxin in the amount of $3,721. In addition, as of December 31, 2013, the amount due to the Group from Zhongtianxin totaled $19,375. This outstanding amount primarily consisted of accounts receivable. As of December 31, 2013, the Group had an amount due to Zhongtianxin of $6,836 which was related to prepayments made to vendors by Zhongtianxin on behalf of the Group.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.  RELATED PARTY TRANSACTIONS (CONT’D)

(4) In addition to the transactions disclosed elsewhere in these financial statements, the Group also had the following related party transactions for the years ended December 31, 2011, 2012 and 2013:

	Years Ended December 31
	2011	2012	2013
Sales
Ningbo Sunny Opotech Co., Ltd	72	—	—
Vimicro Qingdao	4,193	333	—
Zhongtianxin	—	—	21,308
Tianjin SAMC	—	523	828
Purchase of inventories
Ningbo Sunny Opotech Co., Ltd.	64	—	—
Zhongtianxin	—	—	3,721

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.  RELATED PARTY TRANSACTIONS (CONT’D)

(b)                   The Group had the following related party balances as of December 31, 2012 and 2013:

	As of December 31
	2012	2013
Amounts due from related parties:
Vimicro Tianshi	—	5,000
Vimicro Qingdao	3,200	77
VMF Consulting Company	430	450
Vimicro Wuxi	2	33
Tianjin SAMC	422	885
Visiondigi	64	—
Zhongtianxin	107	19,375
Total	4,225	25,820
Amounts due to related parties:
Vimicro Wuxi	513	204
Zhongtianxin	1,671	6,836
Total	2,184	7,040

Outstanding balances at the balance sheet dates were unsecured, interest-free, and had no specified repayment terms. There have been no guarantees provided or received for any related party receivables or payables.

The provision for doubtful accounts of amounts due from Visiondigi was $1,749 and $42 for the years ended December 31, 2012 and 2013, respectively. The provision for doubtful accounts of amounts due from Vimicro Qingdao was $309 for the year ended December 31, 2013.

17.  SEGMENT REPORTING

Based on the criteria established by ASC 280, Segment Reporting, the Company has determined that the business segments that constitute its primary reporting segments are video processor and video surveillance solution by the chief operating decision maker, the Chief Operating Officer, in accordance with the Group’s organization and internal financial reporting structure. As no measures of assets by segment are reported and used by the chief operating decision maker, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segments for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year Ended December 31, 2011
	Video processor business	Video surveillance solution business	Intersegment elimination*	Consolidated

Revenue	47,857	12,083	(968)	58,972
Cost of revenue	(30,714)	(8,713)	968	(38,459)
Gross profit	17,143	3,370	—	20,513
Unallocated operating expenses				(49,134)
Unallocated non-operating income, net				4,360
Loss before income taxes				(24,261)

The revenue of Video processor business and Video surveillance solution business from external customers amounted to $47,857 and $6,850, respectively, in 2011.

* The intersegment eliminations represented products sold between Vimicro Hong Kong, Vimicro China and Vimicro Tianjin in 2011. Video processor business and video surveillance solution business segment revenues have been impacted by intersegment transactions that are eliminated in consolidation.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

17.  SEGMENT REPORTING (CONT’D)

	Year Ended December 31, 2012
	Video processor business	Video surveillance solution business	Intersegment elimination**	Consolidated

Revenue	53,435	17,760	(8)	71,187
Cost of revenue	(30,603)	(14,551)	8	(45,146)
Gross profit	22,832	3,209	—	26,041
Unallocated operating expenses				(31,747)
Unallocated non-operating income, net				1,856
Loss before income taxes				(3,850)

The revenue of Video processor business and Video surveillance solution business from external customers amounted to $53,435 and $16,896, respectively, for the year ended December 31, 2012.

** The intersegment eliminations represented products sold between Vimicro Tianjin and Vimicro China in the year ended December 31, 2012. Video surveillance solution business segment revenues have been impacted by intersegment transactions that are eliminated in consolidation.

	Year Ended December 31, 2013
	Video processor business	Video surveillance solution business	Intersegment Elimination***	Consolidated

Revenue	22,078	43,791	(1,344)	64,525
Cost of revenue	(14,242)	(29,243)	1,344	(42,141)
Gross profit	7,836	14,548	—	22,384
Unallocated operating expenses				(33,258)
Unallocated non-operating income, net				1,445
Loss before income taxes expense				(9,429)

The revenue of Video processor business and Video surveillance solution business from external customers amounted to $20,735 and $21,654, respectively, for the year ended December 31, 2013.

*** The intersegment eliminations represented products sold between Vimicro Tianjin and Vimicro China in the year ended December 31, 2013. Video processor business and video surveillance solution business segment revenues have been impacted by intersegment transactions that are eliminated in consolidation.

The revenue presented below is attributed by country of domicile of the entity that recorded the revenue:

	Years Ended December 31
	2011	2012	2013
Revenue distribution
Mainland China	12,010	18,186	44,115
Hong Kong	46,962	53,001	20,410
	58,972	71,187	64,525

The following table summarizes information regarding the distribution of long-lived assets by geographic region:

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

17.  SEGMENT REPORTING (CONT’D)

	As of December 31
	2012	2013
Long-lived assets
Mainland China	40,349	47,300
Hong Kong	318	1,058
U.S.A.	155	133
	40,822	48,491

The following table summarizes the Group’s revenues for each product class for the years ended December 31, 2011, 2012 and 2013 respectively:

	Years Ended December 31
	2011	2012	2013
Video processor business segment:
PC camera processor	46,974	53,011	20,401
Surveillance processor	—	—	1,670
Other products	883	424	7
Sub-total	47,857	53,435	22,078
Video surveillance solutions business segment:	12,083	17,760	43,791
Intersegment elimination	(968)	(8)	(1,344)
Total multimedia business	58,972	71,187	64,525

18.  PRODUCT WARRANTY

Total
Product warranty
Balance as of December 31, 2010	142
Warranty accrued	238
Utilized	(80)
Balance as of December 31, 2011	300
Warranty accrued	284
Utilized	(118)
Balance as of December 31, 2012	466
Warranty accrued	989
Utilized	(237)
Balance as of December 31, 2013	1,218

The current portion of product warranty of nil and $153 as of December 31, 2012 and 2013, respectively, is included in Other accrued expenses of “Accrued expenses and other current liabilities” in the consolidated balance sheets.

19.  ACCUMULATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

	Unrealized gain on marketable equity securities	Foreign currency translation adjustment	Total
Balance as of December 31, 2010	1,368	11,015	12,383
Foreign currency translation adjustment	—	1,835	1,835
Unrealized gain on marketable equity securities	149	—	149
Reclassification of unrealized gain on marketable equity securities into earnings	(1,517)	—	(1,517)
Balance as of December 31, 2011	—	12,850	12,850
Foreign currency translation adjustment	—	12	12
Reclassification of foreign currency translation adjustment into earnings due to disposal of VMF Shanghai, net of tax	—	(1,468)	(1,468)
Balance as of December 31, 2012	—	11,394	11,394
Foreign currency translation adjustment	—	(7)	(7)
Balance as of December 31, 2013	—	11,387	11,387

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

20.  NONCONTROLLING INTERESTS

The following table provides the movement of the equity attributable to the noncontrolling interests:

Total
noncontrolling interests
Balance as of December 31, 2010	32,703
Capital injection	675
Net loss	(11,918)
Foreign currency translation adjustment	1,474
Balance as of December 31, 2011	22,934
Net loss	(6,637)
Foreign currency translation adjustment	(74)
Disposal of subsidiary	933
Balance as of December 31, 2012	17,156
Net loss	(331)
Foreign currency translation adjustment	549
Balance as of December 31, 2013	17,374

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

21.  COMMITMENTS AND CONTINGENCIES

(a)           Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates relating to office facilities, corporate apartments and software for research and development. Future minimum lease payments for non-cancelable operating leases as of December 31, 2013 are as follows:

$
2014	2,986
2015	828
2016	5
2017	5
2018	5
Thereafter	75
3,904

Total rental expenses amounted to $2,612, $2,224 and $2,794 for the years ended December 31, 2011, 2012 and 2013, respectively.

(b)           Product purchase commitments

As of December 31, 2013, the Group had commitments to purchase products from suppliers that had not been recognized in the financial statements in an amount of $7,566, all of which is to be fulfilled within the next year.

(c)           Capital commitments

As of December 31, 2013, the Group had commitments to purchase fixed assets that had not been recognized in the financial statements amounting to $608 within one year.

Vimicro China had executed an agreement in December 2006 with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for the expropriation of the land.

(d)           Construction in progress

In May 2009, Vimicro Tianjin entered into a transfer agreement for land use rights with the Tianjin Municipal Bureau of Land Resources and Housing Management, pursuant to which, in consideration of RMB13.8 million, Vimicro Tianjin acquired the land use right for 34,418 square meters of land in the Tianjin Economic Technology Development Area.

The land will be the site of Vimicro Tianjin’s office building and production facilities. Governmental authorities require Vimicro Tianjin to obtain necessary governmental approvals for the proposed project.

Vimicro Tianjin has commenced the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions in 2009. The estimated aggregate capital expenditure in connection with the project amounts to $43,000, which the Company expects to finance through the credit facility obtained from the Tianjin Branch of China Construction Bank (note 14) and internal capital resources. Direct costs related to the construction of $17,209 and $19,640 were capitalized as construction in progress for the years ended December 31, 2012 and 2013, respectively. Amounts of construction in progress will be transferred to property and equipment upon the completion of the construction.

In December 2007, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industry Base (“Xuzhuang Committee”) and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd (“Xuanwu SAMC”), pursuant to which, in consideration of RMB33.8 million ($5,539), Vimicro Jiangsu acquired the land use right for 90,800 square meters of land in Nanjing Xuzhuang Scientific and Technological Headquarters Center.

Vimicro Jiangsu has commenced the construction of a project for the electronic research, development and test base in 2012. The estimated aggregate capital expenditure in connection with the project amounts to $56,500, which the Company expects to finance through internal capital resources. Direct costs related to the construction of $42 and $1,262 were capitalized as construction in progress for the years ended December 31, 2012 and 2013, respectively. Amounts of construction in progress will be transferred to property and equipment upon the completion of the construction.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

21.          COMMITMENTS AND CONTINGENCIES (CONT’D)

(e)          Contingencies

Land use rights held by Vimicro Jiangsu

In December 2007, Vimicro Jiangsu entered into an agreement with Xuzhuang Committee and Xuanwu SAMC. According to the land use right agreements entered by Vimicro Jiangsu, the construction of the proposed research and development center should commence prior to December 31, 2009. In November 2013, Vimicro Jiangsu entered into a supplemental agreement with Nanjing Land Resource Bureau, which agreed the construction date will be no later than May 14, 2014. In June 2012, Vimicro Jiangsu entered into an agreement with the Xuzhuang Committee, whereby the Committee agreed to provide support for Vimicro Jiangsu to further develop the research and development property project on the said land. In December 2012, Vimicro Jiangsu entered into an agreement with Xuanwu SAMC which agreed to purchase an office building to be built on the land for a pre-agreed price upon construction completion. Vimicro Jiangsu had received the land use right certificate in June 2011 and has commenced construction as of December 31, 2013.

To fully carry out the plan set out in these agreements, Vimicro Jiangsu needs to reach agreements with, and obtain regulatory consent and approvals from, local regulators, including the conversion of the land-use rights to allow such development activities. The time and procedures for obtaining the above mentioned consents and approvals by the PRC regulatory authority may be subject to significant uncertainty and there is no assurance that Vimicro Jiangsu may receive the approvals, develop the project or otherwise complete the disposal using other options on a timely basis. Vimicro Jiangsu is in discussion with the relevant authorities on the extension of construction. However, the relevant government authorities might deny the request and impose penalties for the construction delay. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2013.

Other contingencies

In February 2010, Vimicro China entered into an agreement with the Beijing Municipal Bureau of Land and Resources to acquire the land use right for 5,047 square meters of land from the Beijing local government.  Upon acquisition of the land use rights, Vimicro China will be responsible for its own cost for the land ground work (including the relevant removal and relocation work) and infrastructure construction work (including the relevant construction of access to road, water, electricity, telecommunication, gas, etc.).  The land will be the site of a new office building, which will become Vimicro China’s new headquarters and accommodate a research and development center. The aggregate consideration for the acquisition of the land use rights is RMB39.1 million ($5,900).  Pursuant to an agreement entered into in December 2006 between Vimicro China and Xinhua Agricultural Industrial & Commercial Co., (“Xinhua Agricultural”), the former holder of this land use right, Vimicro China shall transfer 35% of the total construction area of the same developed property to Xinhua Agricultural as compensation in kind for the expropriation of the land upon completion of the construction of the office building. Vimicro China submitted the application to land certificate and expected to obtain before the construction officially commences. The proposed project is subject to governmental approval. Should the governmental authorities request to modify the project, the land and construction site areas, as well as the total cost for the project, may change.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

21.  COMMITMENTS AND CONTINGENCIES (CONT’D)

(e)           Contingencies (cont’d)

According to the agreement, the land should have been developed before August 31, 2010. In the event of delay, an application of extension should be submitted. Vimicro China applied for an extension; however, the application remained subject to local government agency approval as of December 31, 2013. It is possible that Vimicro China may be subject to penalties should the local government agency deny the application. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2013.

The construction plan of the office building of Vimicro China indicates that the building will block the sunlight of a kindergarten. It is reasonably possible that Vimicro China will be subject to a claim for compensation by the kindergarten before the government approves the building construction. The potential compensation, if any, cannot be reasonably estimated as of December 31, 2013.

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

22.  SUBSEQUENT EVENTS

Subsequent to year-end, the Company received US$3,800 and US$1,200 in January 2014 and April 2014, respectively, relating to the consideration of the transfer of 100% of the equity interest of VMF Shenzhen to Vimicro Tianshi.

In March 2014, Vimicro Jiangsu entered into a construction contracting agreement with Jiangsu International Economic Technology Cooperation Group Co. Ltd., (the “Contractor”). Pursuant to this agreement, the Contractor agreed to construct the facility according to the specifications of the Company and procure the Company’s approval for any subcontracting. The total consideration under the contract is RMB259.6 million ($42.9 million) and contains customary provisions requiring the Contractor to compensate the Company for delays and damages. According to the agreement, the Company agreed to make progress payments at specific stages equivalent to 75% of the price for the then-completed portion of the construction project. The Company will make such payments upon completion of the foundation, (i) completion of building main structure and passing of quality check, (ii) completion of 50% of the finishing work and installation, and, (iii) completion of all construction work and passing of quality check. Within 14 days after filing of the completed construction and approval of the construction price, the Company will pay the difference between 95% of the approved construction price and the total amount of the Company will have paid through progress payments. The remaining 5% of the construction price will be retained by the Company as a quality assurance fund, which the Company can keep for two years. The term of the contract is from March 2014 to November 2015.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

23.  CONDENSED FINANCIAL INFORMATION OF THE COMPANY

As of December 31, 2012 and 2013, the restricted net assets held by the Group’s consolidated PRC subsidiaries and VIE exceeded 25% of the Group’s consolidated net assets.

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323, The Equity Method of Accounting for Investments in Common Stock  (“ASC 323”). Such investment is presented as “Investment in subsidiaries” on the separate condensed balance sheets of the Company and share of its subsidiaries’ losses as “Share of net loss of subsidiaries” on the separate condensed statements of comprehensive loss of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2012 and 2013.

Regulations in the PRC permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2012 and 2013, the balance of the Company’s PRC subsidiaries’ statutory reserves was $2,782, respectively.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The Company has $38,482 and $29,539 of cash and bank deposits in the PRC as of December 31, 2012 and 2013, respectively, of which $31,027 and $29,240 are denominated in RMB as of December 31, 2012 and 2013 respectively. The Company’s PRC subsidiaries had restricted cash of $2,593 and $1,727 as of December 31, 2012 and 2013, respectively, which was denominated in RMB.

In addition, the registered capital of the Company’s PRC subsidiaries is also restricted.

The Company had restricted net assets of $70,457 and $53,140 as of December 31, 2012 and 2013, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

23.  CONDENSED FINANCIAL INFORMATION OFTHE COMPANY (CONT’D)

BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	As of December 31
	2012	2013
Assets
Current assets:
Cash and cash equivalents	4,882	5,519
Amounts due from subsidiaries	62,904	59,928
Amounts due from related party	—	5,000
Prepayments and other current assets, net	213	255
Total current assets	67,999	70,702
Investment in subsidiaries	10,880	(4,516)
Total assets	78,879	66,186
Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	806	1,246
Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 153,585,440 shares issued and 116,599,856 shares outstanding as of December 31, 2012 and 155,152,737 shares issued and 104,014,754 shares outstanding as of December 31, 2013	15	15
Additional paid-in capital	161,017	158,384
Treasury stock at cost, 36,985,584 shares as of December 31, 2012 and 41,872,088 shares as of December 31, 2013	(13,886)	(15,961)
Accumulated other comprehensive Income	11,394	11,387
Accumulated deficit	(83,249)	(91,667)
Statutory reserve	2,782	2,782
Total shareholders’ equity	78,073	64,940
Total liabilities and shareholders’ equity	78,879	66,186

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

23.  CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of U.S. dollars,except number of shares and per share data)

	Years ended December 31
	2011	2012	2013
Operating expenses:
Research and development, net	—	—	—
Selling and marketing	—	—	—
General and administrative	(1,815)	(1,638)	(1,376)
Loss from operations	(1,815)	(1,638)	(1,376)
Other income:
Interest income	—	1	(5)
Interest expense	—	(12)	—
Gain on disposal of marketable equity securities	1,517	—	—
Gain on disposal of subsidiary	—	1,133	—
Others, net	159	159	159
Loss before income taxes	(139)	(357)	(1,222)
Income tax expense	—	(41)	—
Loss before share of net loss of subsidiaries	(139)	(398)	(1,222)
Share of net loss of subsidiaries	(28,061)	(221)	(7,196)
Net loss	(28,200)	(619)	(8,418)
Loss attributable to ordinary shareholders	(28,200)	(619)	(8,418)
Other comprehensive income/(loss):
Foreign currency translation adjustment	1,835	12	(7)
Reclassification of foreign currency translation adjustment into earnings due to disposal of a subsidiary, net of taxes	—	(1,468)	—
Unrealized gain on marketable equity securities	149	—	—
Reclassification of unrealized gain on marketable equity securities into earnings	(1,517)	—	—
Total other comprehensive income/(loss)	467	(1,456)	(7)
Total comprehensive loss	(27,733)	(2,075)	(8,425)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

23.  CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended as of December 31
	2011	2012	2013
Cash flows from operating activities:
Net loss	(28,200)	(619)	(8,418)
Adjustments to reconcile net loss to net cash used in operating activities:
Share of net loss of subsidiaries	28,061	221	7,196
Gain on sale of marketable equity securities	(1,517)	—	—
Gain on disposal of subsidiary	—	(1,133)	—
Changes in assets and liabilities:
Amounts due from subsidiaries	1,841	1,413	2,976
Prepayments and other current assets	(130)	162	(41)
Accrued expenses and other current liabilities	(112)	(297)	440
Net cash (used in)/provided by operating activities	(57)	(253)	2,153
Cash flows from investing activities:
Proceeds from disposal of marketable equity securities	1,585	—	—
Proceeds from disposal of subsidiaries	—	10,410	5,000
Net cash provided by investing activities	1,585	10,410	5,000
Cash flows from financing activities:
Repurchase of shares	(2,654)	(7,396)	(6,638)
Proceeds from exercise of share options	—	64	122
Net cash used in financing activities	(2,654)	(7,332)	(6,516)
Net (decrease)/increase in cash and cash equivalents	(1,126)	2,825	637
Cash and cash equivalents at beginning of year	3,183	2,057	4,882
Cash and cash equivalents at end of year	2,057	4,882	5,519