Form 20-F
period 2014-12-31
Vimicro International CORP
filed 2015-04-30
CIK 1341088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Jinming Dong

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, 103,161,018 ordinary shares were outstanding.

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

•	“Viewtel” are to Viewtel Corporation, a wholly-owned subsidiary of Vimicro China;

•	“Vimicro Beijing” are to Vimicro Electronic Technology Corporation, a wholly-owned subsidiary of Vimicro China;

•	“Vimicro China” are to Vimicro Corporation, our wholly-owned subsidiary;

•	“Vimicro Guangdong” are to Vimicro Guangdong Corporation, a wholly-owned subsidiary of Vimicro China;

•	“Vimicro Fuzhou” are to Vimicro Fuzhou Corporation, a wholly-owned subsidiary of Vimicro Guangdong;

•	“Vimicro Guiyang” are to Vimicro Guiyang Corporation, a wholly-owned subsidiary of Vimicro Tianjin;

•	“Vimicro Hong Kong” are to Vimicro Electronics International Limited, a wholly-owned subsidiary of Vimicro China;

•	“Vimicro Jiangsu” are to Jiangsu Vimicro Electronics Corporation, a wholly-owned subsidiary of Vimicro Beijing;

•	“Vimicro Qingdao” are to Qingdao Vimicro Corporation, a company in which Vimicro China effectively holds a 18.03% equity interest;

•	“Vimicro Shanghai” are to Vimicro High-Tech Corporation, a wholly-owned subsidiary of Vimicro which we disposed of in 2012;

•	“Vimicro Shenzhen” are to Vimicro Technology Corporation, a wholly-owned subsidiary of Vimicro which we disposed of in 2013;

•	“Vimicro Sky-Vision” are to Vimicro Sky-Vision Technology Corporation, our variable interest entity, or VIE;

•	“Vimicro Tianjin” are to Vimicro Electronics Corporation, a company in which Vimicro China holds a 49.99% equity interest;

•	“Visiondigi” are to Shanghai Visiondigi Technology Co. Ltd, in which we beneficially own 12.03% of equity interest. and

•	“Zhongtianxin” are to Zhongtianxin Science and Technology Co., Ltd., a company, in which Vimicro China beneficially owns a 51% equity interest. We do not control Zhongtianxin and our investment in Zhongtianxin is accounted for using the equity method.

The following chart sets forth our corporate structure as of April 29, 2015.

In addition, references in this annual report on Form 20-F to,

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” are to our ordinary shares, par value $0.0001 per share;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“U.S. dollars” , “$” and “dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, and as of December 31, 2013 and 2014.

Unless derived from our financial statements or otherwise noted, this annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2046 to $1.00, the noon buying rate in effect on December 31, 2014 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may have a material adverse effect on your investment.” On April 17, 2015, the noon buying rate was RMB6.1976 to $1.00.

We and certain shareholders of the company completed our initial public offering of 8,697,063 ADSs, each representing four of our ordinary shares on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.”

GLOSSARY OF TECHNICAL TERMS

3G	third generation wireless network.

4G	fourth generation wireless network.

AAC	Advanced Audio Coding, a standardized lossy compression and encoding scheme for digital audio.

BGA	Ball Grid Array Package, a type of surface-mount packaging (a chip carrier) used for integrated circuits.

CMOS	Complementary Metal Oxide Semiconductor, a technology for constructing integrated circuits.

CQC	China Quality Certification Centre.

CSP	Chip Scale Package, a type of integrated circuit package, whose area is generally no greater than 120% of the area of the semiconductor device it contains.

D1	one of the following video resolutions for TV specification: (i) 704x576 (TV PAL), (ii) 704x480 (TV NTSC), (iii) 720x576 (DVD-Video PAL) and (iv) 720x480 (DVD-Video NTSC).

DSP	digital signal processing, which is concerned with the representation of discrete time signals by a sequence of numbers or symbols and the processing of these signals.

DVR	digital video recorder, a consumer electronics device or application software that records video in a digital format to a disk drive, USB flash drive, SD memory card or other local or networked mass storage device.

DVS	digital video server, a computer based device (also called a “host”) dedicated to delivering analog video signals.

fabless	a semiconductor company that uses third-party foundries for all of its wafer fabrication requirements.

firmware	software stored in read-only memory (ROM) or programmable ROM (PROM). Firmware is easier to modify than hardware but more difficult to modify than software stored on disk. Firmware is often responsible for the behavior of a system when it is first switched on. A typical example of firmware would be a “monitor” program in a microcomputer that loads the full operating system from disk or from a network and then passes control to it.

IC	integrated circuit.

IP	internet protocol, which is the principal communications protocol in the internet protocol suite for relaying datagrams across network boundaries.

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one-thousandth of an inch.

MIDI	Musical Instrument Digital Interface, an industry-standard protocol that enables electronic musical instruments, such as keyboard controllers, computers, and other electronic equipment, to communicate, control and synchronize with each other.

MPEG2	a standard for the generic coding of moving pictures and associated audio information.

MPEG4	a method of defining compression of audio and visual (AV) digital data.

nanometer	a unit of length in the metric system, equal to one billionth of a meter.

NTSC	the National Television System Committee, an analog television system that is used in North America, South America (except Brazil, Argentina, Uruguay, and French Guiana), Burma, South Korea, Taiwan, Japan, the Philippines, and some Pacific island countries and territories.

NVR	network video recorder.

QFN	Quad Flat No leads, a type of chip package with a lead frame and wire bonding.

PAL	Phase Alternate Line, the dominant television standard in Europe.

PCB	Printed Circuit Board, with which manufacturing circuits is cheaper and faster than with other wiring methods as components are mounted and wired with one single part.

PCBA	PCB Assembly.

RISC	reduced instruction set computer.

SD	secure digital, or SD, is a non-volatile memory card format developed by Matsushita, SanDisk, and Toshiba.

SMT
Surface Mount Technology, a method for producing electronic circuits in which the components are mounted or placed directly onto the surface of printed circuit boards (PCBs).

SVAC	Surveillance Digital Video Audio Coding, a Chinese standard under development for the video surveillance solutions market employing advanced audio video coding technology.

system-on- chip or SoC	a chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

UAC	Universal Audio Class, Universal Serial Bus Device Class, a definition for Audio Devices.

UVC	Universal Video Class, short-wave ultraviolet radiation, in the “C” band (200 to 280 nanometers), mainly support Windows XP (with Service Pack 2) and Vista.

ViSS	Video surveillance System, a video surveillance solutions originally developed by Alcatel-Lucent Shanghai Bell Co., Ltd., or ASB, addressing the needs of telecom operators and local governments in China.

wafer	a thin, round, flat piece of silicon on which integrated circuits are etched.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this annual report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

	For the Year Ended December 31,
	2010(1)	2011(1)	2012	2013	2014
	(in thousands of U.S. dollars, except for per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	74,144	58,972	71,187	64,525	100,443
Cost of revenue	(49,097)	(38,459)	(45,146)	(42,141)	(61,353)
Gross profit	25,047	20,513	26,041	22,384	39,090
Operating expenses	(31,843)	(49,134)	(31,747)	(33,258)	(33,862)
—Research and development, net	(17,707)	(19,005)	(8,881)	(11,627)	(9,158)
—Sales and marketing	(5,369)	(12,050)	(9,174)	(9,488)	(10,843)
—General and administrative	(8,767)	(11,480)	(12,244)	(12,143)	(13,861)
—Asset impairment	—	(6,599)	(1,448)	—	—
(Loss)/income from continuing operations attributable to Vimicro International Corporation	(102)	(13,264)	1,383	(8,418)	4,697
Loss from discontinued operations attributable to Vimicro International Corporation	(18,542)	(14,936)	(2,002)	—	—
Net (loss)/income attributable to Vimicro International Corporation	(18,644)	(28,200)	(619)	(8,418)	4,697
(Loss)/income per ordinary share for continuing operations
—Basic	(0.00)	(0.09)	0.01	(0.07)	0.05
—Diluted	(0.00)	(0.09)	0.01	(0.07)	0.04
(Loss)/income per ADS for continuing operations
—Basic	(0.00)	(0.37)	0.04	(0.29)	0.19
—Diluted	(0.00)	(0.37)	0.04	(0.29)	0.16
Loss per ordinary share for discontinued operations
—Basic	(0.13)	(0.10)	(0.02)	—	—
—Diluted	(0.13)	(0.10)	(0.02)	—	—
Loss per ADS for discontinued operations
—Basic	(0.50)	(0.41)	(0.06)	—	—
—Diluted	(0.50)	(0.41)	(0.06)	—	—
Weighted -average number of shares used in (loss)/income per share calculations
—Basic	147,816	145,124	123,254	114,687	98,444
—Diluted	147,816	145,124	127,624	114,687	115,534

(1)	Figures in 2010 and 2011 were adjusted to reflect the restructuring in investments in, and the deconsolidation of, Visiondigi in 2012. Results of such disposed businesses are presented under “discontinued operations.” See “Item 4. Information on the Company - A. History and Development of the Company - Our Corporate Developments.” In addition, figures in 2010 were adjusted to reflect the disposal of our mobile phone multimedia processor business in December 2011, and the results of such disposed businesses are presented under “discontinued operations”. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data
Cash and cash equivalents	69,491	49,227	55,532	35,869	25,662
Accounts and notes receivable	18,647	17,895	24,564	24,996	24,516
Amounts due from related parties	10,465	4,831	4,225	25,820	101,686
Total assets	171,925	137,297	144,494	158,232	246,367
Long-term liabilities	182	333	10,034	23,912	23,652
Total liabilities	25,893	28,957	49,265	75,918	156,296
Number of ordinary shares	147,136	139,953	116,600	104,014	103,161
Additional paid-in capital	156,415	158,879	161,017	158,384	154,437
Total shareholders’ equity	146,032	108,340	95,229	82,314	90,071

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

The development and ramping-up plan of our video surveillance solutions business involves risks.

As part of our growth strategies and in order to continue our efforts to focus on our core business, we disposed our non-core IC business in 2010 and mobile phone multimedia processor business in 2011. Thereafter, we have allocated resources to the development and ramping-up of our video surveillance solutions business, which has become our core-business and is expected to grow significantly. In particular, we have undertaken and will continue to undertake major government video surveillance projects which are cash-demanding with two to five years installment payment terms. For capital expenditures relating to our video surveillance solutions business, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” There are risks associated with our planned expansion of business and the development of projects in the video surveillance market, including without limitation, our ability to:

•	successfully design and develop video surveillance solutions that can be commercially produced to meet market demands;

•	effectively sell and distribute our new video surveillance products and solutions;

•	respond rapidly and timely to technological and other changes in the video surveillance industry;

•	effectively manage the increase in costs and expenses in connection with our expansion into the relevant fields of video surveillance market;

•	compete effectively against other players in the video surveillance market; and

•	effectively collect accounts receivable from customers of our video surveillance solutions business.

In addition, the loans provided to us by banks include covenants and restrictions that could limit our flexibility in planning for or reacting to market conditions or in meeting our capital needs or that may otherwise restrict our operations or corporate activities. We cannot assure you that we will be able to effectively manage our planned expansion in our video surveillance solutions business. We may not have, or be able to raise, sufficient capital to service or refinance our indebtedness or to complete the project and our ability to raise additional capital depends on market and regulatory conditions which we cannot control. In addition, the gross margin from our video surveillance solutions business has historically been less than that of our video processors business which could lead to overall lower gross margins as we increasingly rely on our video surveillance solutions business. We may fail to generate revenue or profit from our video surveillance solutions business as expected. Furthermore, our efforts to allocate additional resources, managerial or financial, to the video surveillance solutions business may adversely affect our ability to manage and grow our other business operations. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our operating results are affected by peaks and troughs in our product delivery and project installation schedule and we may experience delays in our recognition of revenue.

We expect our results of operations to fluctuate significantly from period to period in the future. As we expand our video surveillance solutions business, we expect the fluctuation to increase because the video surveillance solutions business relies on a smaller number of large contracts. Our net revenue generated from video surveillance solution business increased from $17.8 million in 2012 to $43.8 million in 2013, and further increased to $85.1 million in 2014. We generally recognize revenue from delivered hardware with bundled software when customer acceptance is obtained, which occurs when the customer acknowledges the receipt of goods and the delivered hardware with bundled software meet vendor-specific criteria. For installation services, we recognize revenue after obtaining acceptance of the related services. Our revenue and profit during any given period reflects the number of products shipped and projects installed during that period and are significantly affected by any peaks or troughs in our product delivery and project installation schedule. The fluctuation in revenue from our video surveillance solutions business reflected the characteristics of our product delivery and project installation schedule. Our operating results may not be indicative of the actual demand for our products and installation services during the relevant period. In addition, because we do not recognize revenue from installation services until after obtaining acceptance from customers, we may experience delays in recognizing revenue for certain projects. As a result, it may be difficult for us to predict our performance quarterly or annually and our operating results for any given period are not necessarily indicative of results that may be expected for any future period.

Our business is subject to the risk of customer concentration, and a significant portion of the revenue comes from a small number of projects.

Both our video surveillance solutions business and video processors business are subject to the risk of customer concentration. Our top ten customers collectively accounted for approximately 91%, 82% and 89% of our net revenue in 2012, 2013 and 2014, respectively. We are especially dependent on a limited number of customers and our ability to develop new major customers for our video surveillance solutions business due to the nature of such business. Sales to our top five customers accounted for 69% of total revenue in our video surveillance solutions business in 2014. In addition, our largest customers may change from time to time as we continue to expand our market share in the video surveillance solutions industry. We expect to continue to rely on a limited number of China-based customers for our sales. If a major customer ceases to order our products, or otherwise delays or reduces its order for our products, or if we fail to develop new major customers, our business, operating results and financial condition could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Our Customers.”

Any changes in government policies on video surveillance system installation and operation may adversely affect our revenues and profits. Particularly, if the SVAC standard is not widely adopted, or if the deployment of the SVAC standard in China is slower than we expected, the growth of our video surveillance solutions business will be adversely affected.

We depend on state and local government policies mandating and funding the installation and operations of video surveillance system for public safety in China. For instance, our video surveillance solutions business benefits from the government’s support of video surveillance projects in China, which promotes the installation of urban and suburban video surveillance and monitoring networks to improve the safety-monitoring and alarm systems in cities. We expect that our video surveillance solutions business will continue to rely on government policies in the foreseeable future. If such policies change, whether due to tightening budgets, shifting policy, or otherwise, initiatives promoting surveillance projects may be abandoned or cut back, and our financial condition and results of operations may suffer material adverse effects.

We are a co-founder and co-developer of the Surveillance Digital Video Audio Coding Standard Working Group, or SVAC Working Group. The goals of the SVAC Working Group are to develop standards for advanced audio video coding and safety systems and improve synchronization among various safety and alarm systems. In December 2010, the Standardization Administration of China released a national standard for SVAC, which was prepared by the SVAC Working Group. The SVAC standard has been approved by the national standardization committee in China and has been applied in industry use starting in May 2011. In February 2012, the Ministry of Public Security, or the MPS, issued a notice on releasing the Task Book on Video Image Information Integration and Sharing for the Public Security Bureaus in China, or the MPS Task Book, which on principle requires all levels of public security bureaus to adopt relevant national and industry standards including the SVAC standard since they are considered the foundation to achieve the goal of transferring and sharing video surveillance image information among different regions, bureaus and polices efficiently and safely. Accordingly, the Shanxi Provincial Public Security Bureau issued a formal notice to promote the SVAC Standard in the construction of video surveillance system projects in public security and city management in August 2013. In January 2014, the Guangdong Provincial Public Security Bureau also issued a similar notice requiring that all the government-funded video surveillance systems in the province shall adopt SVAC compliant equipment and products starting in October 2014.

We have invested substantial financial and managerial resources in developing and promoting the SVAC standard. The market for video surveillance products that adopt the SVAC standard is relatively new and its potential is uncertain. Our growth in our video surveillance solutions business depends in part upon the timely and broad deployment of video surveillance products that adopt SVAC standards, which is affected by the extent that SVAC standard is adopted. The deployment of the SVAC standard depends upon many factors, for example: the promotion efforts and the incentives associated with government construction projects to adopt the SVAC standard; end-use customers’ awareness and acceptance of the SVAC standard; any favorable business benefit derived from the SVAC-based products and system applications to the end-use customers; the maturity and the degree of the serialization of the SVAC-based products and system applications; and the number of the suppliers and the suppliers’ capability to provide SVAC products to meet end-users’ demand. In addition, even if the video surveillance market for SVAC projects is fully developed, our success will still depend upon the selection by existing and potential customers of our products for use in their projects. If the SVAC standard is not broadly adopted in a timely manner or our products are not selected by customers, the growth and success of our video surveillance solutions business will be adversely affected. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our video surveillance solutions involve a lengthy sales cycle, are subject to customers’ testing and acceptance, and may requires significant cash funding and other resources including technical and managerial resources.

Some of our video surveillance solutions are designed for medium to large commercial, industrial and government facilities to protect valuable assets or prevent intrusion into high security facilities in China. Given the nature of our products and the customers that purchase them, sales cycles can be lengthy as customers typically conduct intensive investigations and deliberate between competing technologies and providers for a period of time before making any purchases. For these and other reasons, the sales cycle associated with some of our video surveillance products and services is typically lengthy and subject to a number of significant risks over which we have little or no control. If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer.

We normally supply video surveillance solutions pursuant to agreements with general contractors or government agencies. The successful completion of our obligations under these contracts is often subject to delivery acceptance, satisfactory testing and approval of such products and services. Although we endeavor to satisfy the requirements of each of these contracts to which we are a party, no assurance can be given that the necessary acceptance or approval of our products and services will be granted on a timely basis, or at all, and that we will receive any payments due to us on a timely basis. In some cases, we may depend on others to complete these projects which may also further delay payments to us. Any failure to obtain these acceptance and approvals or to receive payments, or failure to obtain or receive them on a timely basis, may have a material adverse effect on our business and financial performance.

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

As of December 31, 2013 and 2014, accounts receivable due from Zhongtianxin, a related party and a purchaser of our video surveillance solutions, accounted for 38% and 80%, respectively, of our total accounts receivable. Net revenue generated from the same customer accounted for 33% and 56%, respectively, of our total net revenue in the same periods. We perform ongoing credit evaluations of our customers’ financial condition. Our provisions for doubtful accounts including those due from related parties amounted to $4.4 million and $7.8 million as of December 31, 2013 and 2014, respectively. Our net working capital requirements could increase significantly if we offer longer payment terms to attract and retain large customers, including customers of our video surveillance solutions business. We may encounter further issues with or material delay in collecting accounts receivable due from our customers, which could materially and adversely affect our financial condition and results of operations. In addition, as of December 31, 2014, the amount due to us from Zhongtianxin totaled $100.9 million. This outstanding amount primarily consisted of accounts receivable. The payment we received in 2014 and those we expect to receive in 2015 from Zhongtianxin mainly come from the installments paid by its customers, which are primary Chinese government entities that normally have lengthy payment cycle in their procurement and need to go through time-consuming internal procedures and obtain different levels of approvals before they can make payments in accordance with project development schedules. As described below, Zhongtianxin has been engaged by government entities to develop large-scale video surveillance projects. Such projects usually have several phases that take substantial time to complete. The development and delivery schedules of such projects also depend on local government funding and policies. Therefore, Zhongtianxin needs to invest significantly in the early stages of such projects and receive payments at a later stage, which is consistent with industry practice.

We hire third-party subcontractors for our video surveillance solutions business. If they fail to perform their contractual obligations, our ability to provide services and products to our customers, as well as our ability to obtain future video surveillance solutions business, may be harmed.

We sometimes enter into contracts with subcontractors who perform a portion of the installation and maintenance services relating to video surveillance projects that we provide to our customers. We may have disputes with our subcontractors, including disputes regarding quality and timeliness of the work performed by those subcontractors. Failure by one or more of our subcontractors to satisfactorily perform the agreed-upon services may materially and adversely impact our ability to fulfill our obligations to our customers, expose us to liability and cause a material adverse effect on our ability to compete for future business.

We may not continue to generate net profit in the future.

We generated net profit attributable to Vimicro International Corporation of $4.7 million in 2014. However, we incurred net losses attributable to Vimicro International Corporation of $0.6 million and $8.4 million in 2012 and 2013, respectively. We cannot guarantee that we will be able to continue to generate net profit in the future. Our financial condition and results of operations were negatively affected by weakening global economic conditions and intense industry competition in recent years. Our net revenue decreased from $71.2 million in 2012 to $64.5 million in 2013, and increased to $100.4 million in 2014. Our gross profit decreased from $26.0 million in 2012 to $22.4 million in 2013, and increased to $40.0 million in 2014. Our financial condition and results of operations could also fluctuate significantly due to changes in our product mix and the industry environment. There is no assurance that our revenues and gross profits will continue to increase, or that we will be able to generate net profit in the near future, or at all.

Due to the nature of our business, we do not have long-term purchase commitments from our existing customers that will guarantee significant amounts of recurring revenues, and we are highly dependent on new business development.

For our video surveillance solutions business, most of our revenues are derived from the the sale and installation of video surveillance systems which are generally non-recurring. Our customers are primarily governmental entities and their affiliates such as provincial or municipal government entities and customs agencies, non-profit organizations and state-owned or private commercial entities such as airports, banks and theaters. We install video surveillance systems for these customers and generate revenues from the sale of these systems to our customers and, to a lesser extent, from maintenance of these systems for our customers. After we have installed a solution at any particular customer site, we have generated the majority of revenues from that particular customer. We do not expect to generate significant revenues from any existing customer in future years unless that customer has additional installation sites for which our services might be required. Therefore, in order to maintain a level of revenues each year that is at or in excess of the level of revenues we generated in prior years, we must identify and be retained by new customers or work on new projects for existing customers. If our business development, marketing and sales strategies do not result in an equal or greater number of projects of at least comparable size and value for us in a given year compared to the prior year, then we may be unable to increase our revenues and earnings or even sustain current levels in the future.

For our video processor business, we do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.

 Our video processors business significantly depends on our customers’ ability to successfully sell their products incorporating our video processors and the growth of our video surveillance solutions business.

Demand for our vide processor products significantly depends on the market demand for our customers’ end-products that incorporate our video processor and the growth of our video surveillance solutions business that design and sell products that also incorporate our video processors. In particular, even if a product designer decides to incorporate our products into its product or design, the designer may not be able to market and sell its product or design successfully. Even though the designer does not have the right to return the product purchased from us, the designer’s inability to market and sell its products, whether from lack of market acceptance or otherwise, could adversely affect our business as the designer may cease to order or otherwise reduce orders of our products. Our reputation may also be negatively affected. Our video surveillance solutions also use video processors produced from our video processors business segment. Accordingly, our video processors business depends on our customers’ ability to successfully sell their products that incorporate our video processors and our ability to sell our video surveillance solutions that also incorporate our video processors, and may be materially and adversely affected if they or we fail to do so.

Future acquisitions, investments and divestitures may have an adverse effect on our ability to manage our business and may harm our operating results.

Selective acquisitions form part of our strategic expansion plan. If we are presented with appropriate opportunities, we may acquire complementary technologies, businesses or assets. We may also consider divesting certain of our business operations to the extent our management and board of directors deems it to be in the best interest of our shareholders and company. Future acquisitions, investments and divestitures would expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenue or cost savings associated with such acquisitions, investments or divestitures. Any difficulties encountered in the integration and divestiture process may have an adverse effect on our ability to manage our business. We have made and may continue to consider making strategic divestitures. Although we have successfully completed disposition of certain loss-making businesses in 2010 and 2011, there is no assurance that any business integration or divestiture in the future may be completed as expected, or the projected cost savings and other benefits of such business integration or divestiture may be realized to our benefit on a timely basis, or at all. We may also experience interruptions in the existing business if any future business integration or divestiture is not executed successfully. We plan to allocate additional resources to the development of our video surveillance solutions business. For example, we made investments and established Vimicro Guangdong in March 2014. Any negative development in this regard may have a material and adverse impact upon our business, financial condition and results of operations.

We may not be able to execute cost-control measures successfully which may adversely affect our financial condition and results of operations.

We have adopted significant measures to reduce our operating costs and expenses. These measures include adjusting staff and employee compensation and benefits and implementing general cost-control measures across our company. We expect to continue these measures. We may not achieve the expected savings on our operating costs and expenses, and we may otherwise experience significant increases in operating costs and expenses without any associated increase in revenue. A portion of our operating costs and expenses are fixed and do not change in line with the fluctuation in our revenues. As a result, our business, financial condition and results of operations may be materially and adversely affected if we fail to control costs. In addition, if our cost-reduction measures are not executed properly, the quality of our products may be affected and our ability to generate future revenue may deteriorate. Our adjustments in staff and employee compensation and benefits may also adversely affect our ability to attract and retain key employees.

Failure to obtain design wins could have a material adverse effect on our video processors business.

We are a leading video processors provider in PC camera products, but we are a late comer in the video surveillance products business, where competitors such as HiSilicon Technologies Co., Ltd. and Ambarella Incorporated have been the market leaders. Our business significantly depends on our ability to obtain design wins whereby the product designers agree to incorporate our video processors into their new product designs. However, as the costs for qualifying suppliers are decreasing, the product designer might adopt two to three solutions even after a video processor designed by a supplier has been incorporated into a product design. Therefore, the market has become increasingly competitive for the existing suppliers and provides new opportunities for new suppliers. There is no guarantee that we may continue to maintain supplier status to existing customers or qualify as a new supplier to new customers we intend to sell our products to. On the other hand, the designers of video surveillance products are constantly developing and introducing new products to the market, which requires suppliers, such as us, to continue to create innovative, highly integrated, low-power and cost-effective products and solutions in order to continue to achieve design wins from our current customers. Our failure to achieve design wins could have a material adverse effect on our business.

Although having been in the trend of declining, the sales of video processors will continue to be important, and our video processor business may be increasingly dependent on the sales of video surveillance processors.

Although having been in the trend of declining, our video processor business will continue to be important. In 2012, 2013 and 2014, we generated approximately 75%, 32% and 15%, respectively, of our net revenue from sales of the video processor business, respectively. In 2012, 2013 and 2014, net revenues from sales of video surveillance processors accounted for approximately nil, 8% and 13%, respectively, of our video processors business. We expect that sales of our PC camera processors will continue to be an important source of revenue for our video processors business in the near future. However, we also anticipate that net revenue from the sales of video surveillance processors will continue to increase and represent a bigger portion of the net revenue from our video processors business. Our video processors business may increasingly depend on the sales of video surveillance processors, which in turn depends on the growth of our video surveillance solutions business to a certain extent. The success of competing products, negative development or slow-down in the growth of the video processor market, the semiconductor industry or any other adverse developments could result in decreased demand or lower average prices for video processor products, which could in turn result in a decrease in the revenue from the sale of these products. Any such negative development in the video processor market, semiconductor industry, or our inability to generate an increasing portion of revenue from the sales of video surveillance processors, could materially and adversely affect our business, financial condition and results of operations.

Our video processors business is subject to rapidly declining average selling prices, has lengthy time-to-market and needs to respond in a timely manner to the evolving video processor market.

The products into which the video processors are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our video processor products in the past to meet market demand, and expect that we will continue to face market-driven pricing pressures on our products in the short term as a result of the industry downturn and uncertain market conditions. We expect to face more pricing pressures on our video processor products, which would require us to reduce the production costs of our existing products and develop new products with better prices in order to stay competitive. We will focus on promoting our production scale and reducing production costs in our video processor products. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs.

Our video processors business is characterized by lengthy intervals between the product development stage and the volume sales stage. This interval, commonly referred to as time-to-market, typically ranges from three to six months for our video processors, and may be significantly longer for new customers. A number of factors contribute to the length of our time-to-market. After initially developing a product, we need to convince a customer to incorporate such product into the design of the customer’s end product, which is referred to as a “design win.” Following the design win, we need to complete our product development and deliver our product to the customer, and the customer will then test and evaluate our product before completing the design of its own end product. Our customers may need one to two months or longer to test and evaluate our products and an additional three months or more to commence volume production of end products. Our lengthy time-to-market makes it difficult for us to forecast revenue and results in fluctuations in our short-term results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can start generating revenue from such product. In addition, there is no guarantee that a design win will result in volume production or sales of our product. We may not be able to generate sufficient revenue and profit from a new product to offset the development and operating expenses incurred in connection with the development and sale of that product.

Our video processors business and its future growth depend significantly on the development of the general video processor market, which is evolving rapidly. The development of the video processor market depends on several factors, including changes in end user preferences and demand for multimedia functions and applications on end products. In addition, the video processor market is characterized by evolving industry standards, which are difficult for us to predict. If we do not respond to the evolving video processor market, changing consumer preferences and industry standards in a timely manner, our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to accurately predict demand for our video processors, which may result in product shortages or excess inventory or obsolete inventory.

The lead time required by the foundries that we use to fabricate wafers and manufacture our video processors is generally longer than the lead time our customers may require for delivery of our products to them. Consequently, we must forecast our anticipated manufacturing needs and place binding manufacturing orders with these foundries before we receive purchase orders from our customers. This may result in shortages or excess inventory because we cannot easily adjust our orders or commitments. Obtaining additional supply in the event of inventory shortages may be costly or impossible, particularly in a short time frame, which could prevent us from fulfilling orders from our customers. In addition, these inventory shortages may sometimes cause the customers to change its existing suppliers. These lead times may increase further, which may in turn cause us to increase our inventory levels. In addition, like most semiconductor products, our video processors are often susceptible to rapidly declining average selling prices or product obsolescence. Excess inventory levels, whether due to inaccurate forecasts, lengthening foundry lead times or other reasons, could result in unprofitable sales or write-offs of excess or obsolete inventory. Consequently, any such negative development could adversely affect our business, operating results and financial condition.

We depend on third-party foundries to manufacture our video processors. We may not be able to obtain sufficient foundry capacity, or such foundries may not achieve expected manufacturing yield, all of which may materially and adversely affect our video processor business.

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

The ability of a foundry to manufacture our video processors is limited by its available production capacity. Neither of these third-party foundries has allocated a fixed level of production capacity to us. It is difficult for us to accurately forecast our capacity needs. We do not have any long-term agreement with any foundry and we typically place orders with them on a purchase order basis, depending on our own customers’ purchase orders and sales forecasts. These foundries can allocate their production capacities to their other customers and reduce deliveries to us on short notice. It is possible that other customers of these foundries are larger and have more financial and other resources than we do, or have long-term agreements with these foundries. Foundries may allocate their production capacities to these customers on a preferential basis in the event that they experience shortage in production capacity. Any shortfall in available foundry capacity could significantly delay our ability to manufacture and deliver our products, cause us to lose revenue and damage our customer relationships.

In addition, if either of these foundries experience financial difficulties, suffer damage to its facilities, or experience other disruption to their operations, we may not be able to identify and quality an alternative foundry in a timely manner, as the identification and qualification process could take several months before we could place an order. Such a delay could damage our customer relationships and have a material adverse effect on our business, financial condition and results of operations.

The manufacture of semiconductors is a highly complex process. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Foundries encounter difficulties from time to time in achieving acceptable manufacturing yields, which are measured by the percentage of dies produced on a fab line that pass all visual and process control monitoring tests. This often occurs during the production of new products or the installation and start-up of new process technologies. The foundries that we use may not be able to achieve acceptable manufacturing yields as we migrate our designs to smaller geometries. If these foundries do not achieve expected manufacturing yields, our production costs could increase and product availability could decrease.

Significant disruption in operations of the two independent assembly and testing houses we rely on could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We rely on two independent assembly and testing houses to assemble and test substantially all of our current video processors either for the foundry or directly for us. As a result, we do not have direct control on our product delivery schedules, assembly and testing costs or quality assurance and control. We currently engage Advanced Semiconductor Engineering, Inc., or ASE, and Siliconware Precision Industries Co., Ltd., or SPIL, for our assembly and testing requirements. If either of these assembly and testing houses experiences capacity constraints or financial difficulties or suffers any damage to their facilities, or if there is any other disruption of operations, we may not be able to obtain alternative assembly and testing services in a timely manner. We do not have long-term agreements with either of our independent assembly and testing houses. We typically procure services from them on a per-order basis. Because of the lengthy period required to identify and qualify third-party assembly and testing houses, we could experience significant delays in product shipments if we are required to identify and qualify an alternative assembly and testing house for our products on short notice. Any issue we may experience in this regard could negatively affect our product delivery, product quality or result in increased operating costs and expenses, which could in turn damage our reputation and result in a loss of customers. Our business and results of operations could be materially and adversely affected as a result.

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

We are exposed to risks relating to our development of parcels of land located in Beijing and Nanjing.

Vimicro China entered into an agreement in February 2010 with Beijing Municipal Bureau of Land and Resources to acquire the land use right for a parcel of 5,046 square meters land from Beijing local government, or the Beijing Land, which we expect to use as Vimicro China’s new headquarters as well as for research and development activities. Pursuant to an agreement entered into in December 2006 between Vimicro China and Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, the former holder of this land use right, Vimicro China shall assign 35% of the floor area of the office building to be constructed on the Beijing Land to Xinhua Agricultural as compensation in kind for the expropriation of the land upon the completion of the construction of the office building. As the costs associated with the title transfer of the floor area of the office building to be constructed on the Beijing Land may be too high, we have been seeking possible alternative plans such as co-developing with Xinhua Agricultural or other feasible methods to reduce such costs. However, any of the proposed projects relating to land developments and compensation to former owner are subject to relevant governmental approval. The governmental authorities may request us to modify the development plan or the floor area assignment plans of such projects, which may result in uncertainties as to acquisition of the Beijing Land, the total parcels of construction site areas, the compensation to the former land owner and the related costs, as well as the total cost for the project. Any failure in receiving the land use right certificates, which is required before we can commence construction, or finding alternative development plans and compensation methods to prior land owner will adversely affect the progress of our construction projects, which in turn could have a material and adverse effect on our business, financial condition and results of operations.

Vimicro Jiangsu also holds land use rights to a parcel of undeveloped land, or Xuzhuang Land, located in Nanjing Xuzhuang Software Industrial Base, or Xuzhuang Base, which we originally planned to use for our non-core IC businesses. We currently plan on using the Xuzhuang Land to develop office buildings, sales and research facilities for our video surveillance solutions business subject to permission and approval from local government. We intend to use a portion of these buildings and facilities for our own purposes and the remaining portion we intend to sell to third parties through the assistance of the Administrative Committee of the Xuzhuang Base, or the Xuzhuang Base Committee. Such third party buyers and the terms of the relevant sales agreements will need to be approved by the Xuzhuang Base Committee. The sale of a portion of the facilities and buildings to qualified third parties is in line with the government policy of attracting investment to the local area. We have signed contracts to construct and sell five office buildings with a total consideration of $40.8 million. For a detailed discussion of our current plan with respect to the Xuzhuang Land held by Vimicro Jiangsu, see “Item 4. Information on the Company—D. Property, Plant and Equipment.”

The development of the Xuzhuang Land involves a number of risks including:

•	our ability to find qualified buyers for facilities and buildings developed on the Xuzhuang Land, and enter into construction or sale contracts with them at acceptable prices and other contractual terms, or at all;

•	our ability to reach agreements with, and obtain regulatory consents and approvals from local government authorities, for the conversion of the land use rights and issuance of ownership certificates to allow us to dispose of facilities and buildings to be built on the Xuzhuang Land;

•	our ability to use the completed facilities and buildings for our business needs;

•	our ability to work effectively with partners in developing the Xuzhuang Land;

•	our ability to effectively and timely collect installment payments from property buyers who signed contracts with us;

•	potential fines and penalties from government authorities and property buyers for delays in development of the Xuzhuang Land;

•	our ability to obtain necessary cash and financial resources to complete the construction of facilities and buildings on the Xuzhuang Land;

•	our ability to apply for and acquire necessary governmental approvals in developing and selling facilities and buildings on the Xuzhuang Land;

•	our ability to construct the facilities and buildings in accordance with the design and other requirements specified by the property buyers; and

•	whether any completed facilities and buildings can pass inspection and be accepted by the property buyers.

Any significant negative event in the development of Xuzhuang Land or Beijing Land could have a material and adverse effect on our business, financial condition and results of operations. We are currently managing construction projects with significant capital expenditure requirements and may continue to manage such projects in the future during the development of the Xuzhuang Land and Beijing Land. We plan to pay the construction cost and expenses with the installment payments from the property buyers. Failure to receive such installment payments in a timely manner may cause financial difficulties for us and delays in the construction of the facilities and buildings. See “Item 4. Information on the Company—D. Property, Plant and Equipment.” We are required to obtain various governmental approvals at the different stages of our construction projects, and there is no assurance that we will be able to obtain such approvals on a timely basis. In addition, the relevant governmental authorities may require us to make material changes to our initial designs as conditions to issue certain approvals, which may significantly increase the costs and capital requirements of our construction projects. Government authorities could also impose penalties or fines for any non-compliance issues or significant construction delays. In addition, we rely on independent contractors for the construction of these projects. The contractors may experience financial or other difficulties which may affect their ability to carry out construction work and thus delay the completion of the projects or cause us to incur additional costs. In addition, construction delays and specific site conditions at any site could affect the final cost and completion date of the projects, which may in turn disrupt our development plan for the Xuzhuang Land and Beijing Land and materially and adversely affect our operating results. An increase in the estimated or actual construction costs may require a higher capital expenditure than we had anticipated. Any such negative development could materially affect the progress of our construction projects, which in turn could have a material and adverse effect on our business, financial condition and results of operations.

If we are unable to obtain additional capital in future years, we may be unable to grow at the expected pace or proceed with our long-term business plan, and we may be forced to curtail or cease some of our projects.

We will require additional working capital to support our long-term business plan, which includes identifying suitable targets for horizontal or vertical mergers or acquisitions, fulfilling the agreements with general contractors or government agencies to provide the products and services for video surveillance projects, constructing additional facilities or buildings for research, development, productions or office uses. Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from period to period, depending on the volume of business during the period and payment terms with our customers. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or through other sources. Additional equity financings could result in significant dilution to our shareholders and debt financing could adversely affect our earnings. If we are unable to raise additional capital, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to changing market conditions on a timely basis, if at all. In addition, lack of financing could force us to substantially curtail or cease some of our business plans or projects.

Defects in our products and solutions could result in a loss of customers and a decrease in revenue, unexpected expenses and a reduction in market share.

Our products are complex and must meet stringent quality requirements. Complex products, such as our highly integrated single-chip video processor products, may contain defects, errors or viruses when they are first introduced or as new versions are released. The similar defects, errors or viruses may also occur in our video surveillance solutions and comprehensive video surveillance products, from front-end IP cameras to back-end software platform propelled by our proprietary chip and algorithm technology. If any of our products or solutions have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged and we may fail to obtain design wins, which could harm our ability to retain existing customers and attract new customers. In addition, these defects, errors or viruses could interrupt or delay sales to our customers. Because we cannot test for all possible scenarios, our products may contain errors that are not discovered until after they are shipped. If any of these problems are not found until after we have delivered our products or solutions to our customers, we may be required to incur additional development costs and costs associated with product recalls, repairs or replacements. Product defects may also result in product liability claims against us.

Any negative publicity and allegations against us or our affiliates may adversely affect our brand, public image and reputation, which may seriously harm our ability to attract and retain customers and business partners. and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services, our financial results, our corporate governance or our market position, including those by short sellers or investment research firms, may significantly damage our brand, public image and reputation, seriously harm our ability to attract and retain users and result in material adverse impact on our results of operations and prospects. For example, after our share price increased to more than $ 9.0, several short sale reports were issued between September 2014 and December 2014. Our share price fluctuated after such negative publicity. Although we believe that the allegations are baseless, negative publicity in relation to our services, products or business operations in general, regardless of their veracity, could seriously harm our brand, public image and reputation, which in turn may result in a loss of customers and business partners, and have a material adverse effect on our business, results of operation and prospects.

Our operating results have fluctuated in the past and we expect our operating results to continue to fluctuate.

Although our revenue has gradually increased in the sequential four quarters in the year of 2014 due to our gradually growing video surveillance solutions business, our revenue and operating results are difficult to predict, and have in the past fluctuated and may in the future fluctuate from period to period. We expect that our revenue will continue to vary from period to period, making it difficult to predict our future operating results. In particular, we experience seasonality and variability in the demand for our products as our customers manage their projects and inventories. Customers of our video surveillance solutions business may change their project development plans or installation schedules depending on various factors such as the government policy focus or available government funding. Customers of our video processors business might increase their inventories of our products in anticipation of the peak fourth quarter buying season for PCs and other devices into which our products are incorporated, which often leads to sequentially lower sales of our products in the first and fourth quarters. In addition, business activities in China generally slow down during the Chinese New Year period in the first quarter of each year, which may adversely affect our sales and results of operations during that period. We base our planned operating expenses in part on our expectations of future revenue. If our revenue for a particular period is lower than what we expect, we may be unable to proportionately reduce our operating expenses for that period, which could harm our operating results for that quarter.

Additional factors that could cause our results of operations to fluctuate include:

•	the timing and volume of purchase orders and cancellations from our customers;

•	changes in manufacturing costs, including wafer, testing and assembly costs, and changes in manufacturing yields, product quality and reliability;

•	the timing and availability of adequate manufacturing capacity of the foundries we use;

•	our ability to successfully design and introduce new products, including video surveillance products, in a timely manner that meet our customers’ needs;

•	the timing, performance and pricing of new products introduced by us and our competitors;

•	our ability to win contract bids from government entities, and secure new contracts from other customers;

•	our ability to obtain additional capital and maintain enough working capital to carry out our long-term and short-term business plan;

•	the liquidity and cash flow of our company and our customers;

•	the timing and amount of operating expenses incurred by us, including cash bonuses to senior management; and

•	changes in exchange rates, interest rates, tax rates and tax withholding.

Any fluctuations in our quarterly results of operations may affect the price of our ADSs. In future periods, the market price of our ADSs could decline if our revenue and results of operations are below the expectations of analysts and investors.

We may not be able to prevent others from the unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2014, we had 607 registered patents and 334 pending patent applications in China, 39 registered patents and 75 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan and four pending patent applications in South Korea. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation and enforcement of PRC intellectual property-related laws have historically been subject to international criticism, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and failure to retain our key employees or replace departing key employees in a timely manner may cause severe disruption to our business.

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

The constitutional documents of Vimicro Tianjin , our significant non wholly-owned subsidiary, require an affirmative vote of a qualified majority of the shareholders to take certain actions, which could have the consequence of slowing down the decision-making process for the subsidiary. In addition, the other major shareholder of Zhongtianxin, a joint venture established in 2012 in which we beneficially own 51% of equity interest, may exercise substantive participating rights in accordance with the constitutional documents of Zhongtianxin. We cannot assure you that we will maintain sound relationships with the other shareholders of these entities, and we may be required to dispose of our interests in any of such entities in the future or to purchase such interests held by the other shareholders. Failure to maintain relationships with the other shareholders of our non wholly-owned subsidiaries and associated companies may result in material disputes or disruptions of the operations of these subsidiaries, any of which could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of its internal control over financial reporting. Our management had conducted an evaluation of our internal control over financial reporting, and concludes that our internal control over financial reporting was effective as of December 31, 2013 and 2014. However, we identified a material weakens in our internal control over financial reporting as of December 31, 2012.

We are continuously improving our internal control over financial reporting in line with the development of our business, including the recent expansion of our operations in the video surveillance market. However, we cannot assure you that our efforts to improve and develop our internal control over financial reporting will be effective or any material weaknesses in our internal control over financial reporting will not be identified again in the future. If we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

As a foreign private issuer, we have relied on and intend to continue to rely on exemptions from certain NASDAQ corporate governance standards applicable to U.S. issuers, including the requirements of holding annual shareholder meetings and seeking shareholder approval for any material amendments to our equity compensation plans. This may afford less protection to holders of our ordinary shares and ADSs.

 The NASDAQ Marketplace Rules in general require listed companies, among other things, to hold annual shareholder meetings and to seek shareholder approval for any material amendments to equity compensation plans. However, NASDAQ Market Rules also permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. As a foreign private issuer, we have followed and intend to continue to follow certain home country corporate governance requirements, including those relating to shareholders meeting and shareholders’ approval of equity compensation plans. The corporate governance practice in our home country, the Cayman Islands, does not require us to hold annual shareholders meeting or obtain shareholders’ approval for any material amendments to our equity compensation plans. As a result, we did not hold hold annual shareholders’ meeting in 2012, 2013 or 2014 and did not obtain shareholders’ approval for the amendments to our equity compensation plans in 2012 and 2014. See “Item 16G. Corporate Governance”. We currently intend to continue to rely on home country exemptions in these areas. As a result, our corporate governance practices in these areas may afford less protection to holders of our ordinary shares and ADSs.

There are uncertainties relating to Vimicro Hong Kong’s tax obligations and tax status. Unfavorable findings or determinations by relevant tax authorities could substantially and adversely affect our financial performance and the value of your investment.

Contractual arrangements between Vimicro China and Vimicro Hong Kong may be subject to scrutiny by the Hong Kong tax authorities and a finding that Vimicro Hong Kong owes additional taxes may materially and adversely affect our financial results. We use Vimicro Hong Kong, a wholly-owned subsidiary of Vimicro China incorporated in Hong Kong, to facilitate a substantial portion of our overseas sales activities, primarily due to Vimicro Hong Kong’s close proximity to our clients as well as foundries and assembly and testing houses located in Taiwan and Hong Kong. Vimicro Hong Kong and Vimicro China have entered into a contractual arrangement pursuant to which Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed by Vimicro China. We could be subject to material and adverse tax liabilities if the Hong Kong tax authorities determine that such contractual arrangement for royalty payments were not entered into on an arm’s-length basis and adjust Vimicro Hong Kong’s taxable income in the form of a transfer pricing adjustment. In addition, the Hong Kong tax authorities may impose late payment fees and other penalties on Vimicro Hong Kong for underpaid or unpaid taxes. Our financial performance may be materially and adversely affected if Vimicro Hong Kong’s tax liabilities increase or if it is found to be subject to related fees or penalties. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

Additionally, Vimicro Hong Kong’s application for claims in the future may not be successful and as a result, the penalties to those underpaid taxes might be invoked and the royalty payments to Vimicro China could be subject to withholding tax. In September 2006, Vimicro Hong Kong lodged offshore claims for all years since its commencement of operations in 2002. Based on the territorial source principle of taxation in Hong Kong, we believe that Vimicro Hong Kong has a reasonable basis to obtain the approval for such offshore claims. If the offshore claims are approved by the tax authorities in Hong Kong, Vimicro Hong Kong will not be subject to profits taxes on its operations or withholding taxes on its royalty payments to Vimicro China. In November 2012, Vimicro Hong Kong obtained a notice of no tax adjustment for the years from 2005/06 to 2008/09 and a Notice of Revised Assessment and Refund of Tax for 2004/05 and Notice of Provision Tax for 2005/06 from the Hong Kong Inland Revenue Department. As such, Vimicro Hong Kong’s offshore claims for such periods have been accepted by the tax authorities in Hong Kong. Vimicro Hong Kong submitted the Profits Tax Return to the Inland Revenue Department, which responded by stating that there were no profits chargeable to Profits Tax for the assessment years of 2010/11, 2011/12, 2012/13 and 2013/14 in Hong Kong, as there has been no change in its business model since 2009. However, we cannot assure you that Vimicro Hong Kong will be able to enjoy such favorable tax treatments. If the tax authorities in Hong Kong decline Vimicro Hong Kong’s offshore claims in the future, Vimicro Hong Kong could be required to pay unpaid or underpaid taxes and be subject to penalties, which could materially and adversely affect our business, financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violate any of these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are similarly subject to Chinese anti-corruption laws. Customers of our video surveillance solutions business include government entities or affiliate in China. Our business activities in China are subject to the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents or distributors of our Company, even though some of these parties are not always subject to our control. We implement safeguard measures to prohibit these practices by our employees. Although we believe that we have adopted sufficient measures to control the related risks, our existing safeguard measures and any future improvements may not be effective in prohibiting related illegal conducts. The employees, consultants, sales agents or distributors of our Company may engage in conducts, without our knowledge, for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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

The uncertainty arising out of domestic and global economic conditions, including the global financial crisis and the related credit crisis, poses a risk to the economies in which we operate. Such uncertainty has impacted demand for our products and services, and may continue to impact our ability to manage normal relationships with our customers, suppliers and creditors. The markets for semiconductor products and video surveillance products significantly depend on consumer spending and available capital and other financial resources for spending. Economic uncertainty exacerbates negative trends in consumer spending and may cause certain customers to delay, cancel, or refrain from placing orders, which may affect our business and operating results. In addition, any tightening of liquidity in China and elsewhere in the world might also negatively influence market recovery.

Any financial turmoil and related credit crisis affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. In addition, difficulty in obtaining capital and market uncertainty may also prevent some customers from obtaining affordable financing, resulting in lower sales. Customers with liquidity issues may cause us to experience longer turnover days or incur additional bad debt expenses. These conditions may also similarly affect key suppliers, which could affect their ability to deliver parts thereby causing delays in our production. Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are not able to timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

The markets in which we operate are highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

 A large number of companies in China engage in the business of designing, manufacturing and installing video surveillance products. In our video surveillance solutions business, we face competitions primarily from Hikvision Digital Technology Co., Ltd. and Dahua Technology.

The video processor market and video surveillance market are intensely competitive and are characterized by frequent technological changes and evolving industry standards. Our video processors business is comprised of two sub-product lines: surveillance processors and PC camera processors. In the surveillance processor market, we face competition primarily from Texas Instruments Incorporated, HiSilicon Technologies Co., Ltd. and Ambarella Incorporated. In the PC camera processor market, we face competition primarily from ALi Corporation, EMPIA Technology Inc., Sonix Technology Co. Ltd. and Sunplus Technology Industrial Corp.

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

Any global economic crisis will significantly impact our industry and the downturn may occur again in the near to medium term. The downturn in semiconductor industry will lead to sharply diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may result in consolidations in our industry and changes in our competitive landscape. They may also reduce our revenue, cause excessive inventory, and result in material and adverse changes in our operating results.

Demand for our products depends in large part on the continued growth of various electronics industries that use our products, including, but not limited to:

•	security processor and surveillance products;

•	PC and computer-related peripherals; and

•	wireless telecommunications equipment.

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

Most of our business operations are conducted in China and we believe that a significant portion of products that our video processors are incorporated into are ultimately sold to end users in China. To a large extent, the governmental policy is a major driving factor in the development of the surveillance industry. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and the allocation of resources.

While the Chinese economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the economic conditions in China, in the policies of the PRC government or in the laws and regulations in China, could have a material adverse effect on the overall economic growth of China or on the investment in the surveillance and semiconductor industries. Such developments could lead to reduction in demand for our products and consequently materially and adversely affect our competitive position.

Because our business depends in part on the continuing expansion of the surveillance products supply chain in China, any slowdown in this expansion or a disruption of the supply chain could have a material adverse effect on our business and operating results.

Our continuing growth is based upon, among other factors, the continuing expansion of design, manufacturing and other elements of the video surveillance products supply chain in China. This expansion depends on many factors, such as the sustained national demand for video surveillance products, maintain low costs of operations and supply a well-educated labor force, as well as compete successfully against other competitors which desire to establish themselves as preferred supply centers. Any slowdown in the expansion of the video surveillance product supply chain in China or a disruption of the supply chain due to industry realignment could have a material adverse effect on our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through Vimicro China, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments, intellectual property rights and other legal rights relating to our business operations in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Furthermore, our operations are subject to a variety of laws, regulations and licensing requirements of state and local authorities in the PRC. Customers of our video surveillance solutions business include government entities and we are required to comply with relevant laws and regulations including the Government Procurement Law. In certain jurisdictions, we are required to obtain licenses or permits and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on us. In the event that these laws, regulations and/or licensing requirements change, we may be required to modify our operations or to utilize resources to maintain compliance with such rules and regulations. In addition, new regulations may be enacted that could have an adverse effect on us.

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

In March 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations and circulars with equivalent effect are subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprises” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and relevant local authorities. In accordance with the Implementation Rules of the New EIT Law, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not be automatically applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China is currently recognized as a “high and new technology enterprise” under the New EIT Law which entitles Vimicro China to a preferential tax rate of 15% for three years starting from January 1, 2011. We cannot assure you that Vimicro China will continue to qualify for such status under governmental evaluations in the future. For example, in the past, we received certain preferential tax treatment as an integrated circuit design enterprises, however, we are no longer eligible for such preferential tax treatment. In the event the preferential tax treatment for Vimicro China is discontinued, it will become subject to the standard PRC enterprise income tax rate, which could materially increase our tax obligations.

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

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, which replaced the previous Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment through Offshore Special Purpose Vehicle, or Circular 75. Pursuant to Circular 37, the PRC residents, including PRC individuals and entities, are required to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The PRC residents are also required to amend the registration upon any major change includes, among other things, any major change of the offshore special purpose company’s PRC Resident shareholder, name of the offshore special purpose company, term of operation, or any increase or decrease in investment amount, share transfer or exchanges, and mergers or divisions. Under Circular 37, If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by Circular 37, fails to fulfill the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities, and the offshore special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified beneficial owners of our company who are PRC residents to register with the local SAFE branch as required under Circular 37. We understand that members of our senior management who are PRC residents have registered with the local SAFE branch. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, Circular 37 or other related regulations. The failure or inability of beneficial owners of our company resident in the PRC to comply with the registration procedures set forth under Circular 37 could subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to our company or otherwise adversely affect our business.

If the PRC government determines that the contractual arrangements that establish the structure for operating our wireless value-added telecommunications business do not comply with applicable PRC laws and regulations, we could be subject to penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws, and our PRC subsidiaries, including Vimicro China, are foreign-invested enterprises. Various regulations in China restrict or prevent foreign-invested entities from holding certain licenses required to operate value-added telecommunications business, including wireless value-added telecommunications business. In light of these restrictions, we plan to rely on Vimicro Sky-Vision to hold and maintain the permits and licenses necessary to operate our wireless value-added telecommunications business in China. Vimicro Sky-Vision has had no substantive operations since its incorporation. We do not possess any equity interest in Vimicro Sky-Vision, but we receive certain economic benefits from it through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with each of Vimicro Sky-Vision’s shareholders, which provide us with substantial control over Vimicro Sky-Vision. For a description of these contractual arrangements with Vimicro Sky-Vision and its shareholders, see “Item 4. Information on the Company—A. History and Development of the Company—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.”

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

On January 19, 2015, Ministry of Commerce of PRC, or the MOFCOM, published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Draft Foreign Investment Law, which is open for public comments until February 17, 2015. At the same time, the MOFCOM published an accompanying explanatory note of the Draft Foreign Investment Law, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises, or FIEs, primarily through contractual arrangements. The Draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, as well as detailed implementing rules. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed Draft Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in a “Negative List.” Because the Negative List has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. The Draft Foreign Investment Law also provides that only FIEs operating in industries on the Negative List will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the Negative List may not be able to continue to conduct their operations through contractual arrangements. There is substantial uncertainty regarding the Draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption and effective date of the final form of the law. While such uncertainty exists, we cannot assure you that the new foreign investment law, when it is adopted and becomes effective, will not have a material and adverse effect on our ability to conduct our business through our contractual arrangements.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular and the new foreign investment law, or if we fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including but not limited to imposing fines, issuing rectification orders, confiscating our income, revoking Vimicro China’s or Vimicro Sky-Vision’s business and operating licenses, requiring us to restructure the relevant ownership structure or operations or requiring us to discontinue all or any portion of our wireless value-added telecommunications business. We have submitted the application materials to the telecommunications authority and we might commence to operate wireless value-added telecommunications business if we are issued such approval of permit by the telecom authority in the foreseeable future.

Our contractual arrangements with Vimicro Sky-Vision and its shareholders, respectively, may not be as effective in providing control over Vimicro Sky-Vision as direct ownership.

We plan to conduct our wireless value-added telecommunications business in China through Vimicro Sky-Vision, which was set up in March 2010. There have been no substantive operations since its incorporation. Our contractual arrangements with Vimicro Sky-Vision and its shareholders provide us with effective control over Vimicro Sky-Vision. See “Item 4. Information on the Company—A. History and Development of the Company—Contractual Arrangements with Vimicro Sky-Vision and its Shareholders.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of Vimicro Sky-Vision and Vimicro Sky-Vision becomes our VIE. Accordingly, we consolidate the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements.

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

Pursuant to the Announcement on Several Issues Concerning Enterprise Income Tax on Non-resident Enterprises’ Indirect Property Transfer, or Announcement 7, issued by the SAT, effective as of February 3, 2015, where a non-resident enterprise, for the purpose of avoiding PRC tax liabilities, indirectly transfers equity interests in a Chinese resident enterprise or other properties, or PRC taxable properties, through an arrangement without reasonable commercial purpose, the PRC tax authorities shall have the power to reassess the nature of the transaction and the indirect equity transfer will be viewed as a direct transfer, except for the circumstances where: i) the non-resident enterprise acquires the PRC taxable properties through its purchase and sale of the equity interests of the same offshore holding company in a public securities market, ii) the non-resident enterprise directly holds and transfers PRC taxable properties and pursuant to applicable tax treaties or arrangements, the income generated from the transfer of properties are exempted from PRC enterprise income tax.

Under Announcement 7, “indirect transfer” is defined as non-resident enterprises’ transferring of equity interests or other similar interests of offshore holding companies that directly or indirectly hold PRC taxable properties, with same or similar effect as of direct transfer of PRC taxable properties, including circumstance of changing shareholders of offshore holding companies triggered by reorganizations of non-resident enterprises.

Announcement 7 further sets forth a number of factors that the SAT may consider in assessing the nature of the transaction. In addition, the overall arrangements of the indirect transfer will be deemed as conducted without reasonable commercial purpose when the arrangement meets the following circumstances simultaneously: i) over 75% value of the equity interests of offshore holding company are directly or indirectly derived from PRC taxable properties, ii) at any point within one year ahead of the indirect transfer, over 90% of the total properties of the offshore holding company are consisted of investments within PRC territory, or within one year ahead of the indirect transfer, over 90% of the offshore holding company’s revenue are directly or indirectly derived from PRC territory, iii) although the offshore holding company and its subsidiaries that hold PRC taxable properties are duly established in accordance with the laws of their locating country, they perform limited functions and have limited capabilities to undertake risks and are considered as entities without economic essence, iv) the foreign income tax imposed on the indirect transfer are lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. Announcement 7 also sets forth specific circumstances under which the indirect transfer shall be deemed as having reasonable commercial purpose.

We understand that the relevant PRC tax authorities have broad discretion in interpreting and implementing Announcement 7, as a result, in the event that any transaction we engage is deemed as an “indirect transfer” that is subject to Announcement 7, we may be subject to additional compliance requirements and tax burdens, which could have a material and adverse effect on our business, financial condition and results of operations.

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

Proceedings instituted recently by the SEC against PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against four PRC-based accounting firms, including Ernst & Young Hua Ming LLP, or EY, our former independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations.

On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The accounting firms involved appealed the initial decision to the SEC. And the sanction does not become effective until after a full appeal process is concluded and a final decision is issued by the SEC.

In February 2015, the PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to PRC firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

While we cannot predict if the SEC will further review the four PRC-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to comply with the requirements of the Exchange Act could be impacted. While Grant Thornton China audited and issued a report on our financial statements for fiscal year 2014, our previous financial statements audited by EY could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately affect the trading market for our ADSs in the United States, and/or to the SEC’s revoking of the previous registration of our ADSs under the Exchange Act pursuant to Section 12(j) thereof or refusing to declare new registration statements effective, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ADSs in the United States, resulting in the possible delisting of our ADSs from the NASDAQ Global Market.

Risks Related to the Shares and ADSs

We may be a passive foreign investment company which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we do not believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2014, although the application of the PFIC rules is subject to uncertainty in several respects, and no assurance can be given in this regard. However, we believe we were a PFIC for our taxable year ending December 31, 2013, and at least certain of our previous taxable years. Additionally, we may become a PFIC in our current taxable year ending December 31, 2015, or in the foreseeable future. A non-United States corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. If we were a PFIC for our taxable year ended December 31, 2014, or if we become a PFIC in future taxable years, certain adverse United States federal income tax consequences could apply to United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our ADSs and ordinary shares as well as the application of the PFIC rules.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the semiconductor and video surveillance markets;

•	changes in the economic performance or market valuations of other semiconductor companies;

•	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our key personnel;

•	fluctuations of exchange rates between the RMB, the U.S. dollar and the Hong Kong dollar;

•	litigation related to our intellectual property;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

We may need additional capital, and the offering and sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue, the performance of video processors business, video surveillance projects and construction of office buildings. If our resources are insufficient to satisfy our cash requirements, we may seek to offer and sell additional equity or debt securities or obtain a credit facility. The offering and sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure our existing shareholders that financing will be available in amounts or on terms acceptable to us, if at all.

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

We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through Vimicro China. A majority of our directors and officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would impose liabilities in original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides significantly less protection to shareholders when compared to the laws of the U.S.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

The trading volumes and prices of our ADSs fluctuated significantly and such fluctuation may continue in the future, which may adversely affect the price of our ADSs.

We completed our initial public offering on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.” The trading market in our ADSs had been substantially less liquid than the average trading market for companies quoted on the NASDAQ Global Market for a few years. For the year of 2014, the daily trading volume of our ADSs fluctuated significantly between the lowest of 56,500 ADSs daily average in May 2014 and the highest of 2,415,400 ADSs daily average in September 2014. Such significant fluctuation in daily trading volumes may continue in the future and will subject our ADSs to greater price volatility and may make it difficult for you to sell your ADSs at a price that is attractive to you.

Provisions of our shareholder rights plan could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders, and could make it more difficult for shareholders to change management.

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

Our legal and commercial name is Vimicro International Corporation. We commenced operations in October 1999 through Vimicro China, a company established in China. In February 2004, we incorporated Vimicro International Corporation in the Cayman Islands as an exempted company with limited liability under the Cayman Islands laws. In May 2004, we underwent a corporate reorganization whereby all former owners of Vimicro China transferred their ownership interests in Vimicro China to Vimicro International Corporation and each former owner or its designated nominee subscribed for the shares of Vimicro International Corporation, and Vimicro China became a wholly-owned subsidiary of Vimicro International Corporation. We completed our initial public offering on November 18, 2005. On November 15, 2005, we listed our ADSs on the NASDAQ Global Market under the symbol “VIMC.”

Our principal executive offices are located at 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China. Our telephone number at this address is (8610) 6894-8888 and our fax number is (8610) 6874-4075. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is (1-345) 949-8066. In addition, we have regional offices in Shanghai, Jiangsu, Tianjin, Guizhou, Shanxi, Fujian, Guangdong, Hong Kong, Taiwan, San Diego and Silicon Valley, California.

For information regarding our principal capital expenditures, see “—D. Property, Plants and Equipment.”

The following descriptions set forth detailed information of our current significant subsidiaries and affiliated entities:

•	Vimicro China, incorporated in China in October 1999 as a limited liability company with an approved operating period through October 2029. Vimicro China is our onshore holding subsidiary and we conduct substantially all of our headquarters functions through Vimicro China, including research and development, administration, sales and marketing at a headquarters level;

•	Viewtel, incorporated in California, the United States, in June 1999 to keep abreast with the latest technology developments in the United States and to maintain a small team of engineers to conduct advanced research and development activities;

•	Vimicro Hong Kong, established in Hong Kong in May 2002 to facilitate our sales activities and utilization of third-party foundries and assembly and testing houses located in China, Taiwan and Hong Kong;

•	Vimicro Beijing, established in Beijing in April 2007 as a limited liability company with an approved operating period of 30 years. Vimicro Beijing primarily engages in research and development and sales and marketing activities;

•	Vimicro Jiangsu, established in Jiangsu in December 2007 as limited liability company with an approved operating period of 20 years. Vimicro Jiangsu owns land use rights to a parcel of property on which it plans to develop office and research/manufacturing facilities, a portion of which we will use for our own purposes and a portion of which we will lease to third parties. See “Item 4. Information on the Company—D. Property, Plant and Equipment”;

•	Vimicro Tianjin, established in Tianjin in December 2008 to focus on the design, manufacture and sales of video surveillance products. It is a limited stock corporation incorporated by (i) Vimicro China, (ii) the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area, or Tianjin SAMC, and (iii) the Vimicro Management Foundation, or VMF, a limited partnership with Zhonghan (John) Deng and Zhaowei (Kevin) Jin as limited partners who are members of our management team and managed by Dr. Xiaodong (Dave) Yang, the general partner of VMF, who acted as our director until May 2012. Tianjin SAMC and Vimicro China each contributed RMB250 million in cash to Vimicro Tianjin as initial registered capital and each holds approximately 49.99% ownership interest in the company. VMF holds a nominal ownership interest. Pursuant to agreements between Vimicro China and VMF, we obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides us control of Vimicro Tianjin. VMF also granted us an exclusive right to acquire from VMF the beneficial ownership of Tianjin SAMC’s interest in Vimicro Tianjin for the same amount of consideration paid by VMF. It is necessary for VMF to receive our consent before it can exercise the option to acquire Tianjin SAMC’s interest in Vimicro Tianjin. If we exercise this exclusive right, approximately 15% of Vimicro Tianjin’s ownership interest will be reserved for an equity award scheme whereby we may make grants of equity awards at our discretion. In 2009, Vimicro Tianjin acquired the complete ViSS business from ASB, including all equipment, inventories, business contracts, intellectual property and employees in China for a total consideration of approximately RMB56.0 million. In addition, Vimicro and ASB agreed to continue to cooperate on the related fields in the future. Through Vimicro Tianjin, we are also constructing a new facility for the research, development and production of digital high-definition video surveillance products. For more information about this project, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures;”

•	Vimicro Guiyang, wholly owned and established in Guiyang, Guizhou province, by Vimicro Tianjin in Guiyang in January 2012 as a limited liability company with an approved unlimited operating period. Vimicro Guiyang focuses on the design, manufacture and sales of video surveillance products, as well as the execution and maintenance of local video surveillance projects. Vimicro Guiyang is also acting as the software provider of our video surveillance projects;

•	Vimicro Fuzhou, established in Fuzhou, Fujian province, in July 2012 as a limited liability company with an approved long-term operating period, became a wholly owned subsidiary of Vimicro Guangdong after Vimicro China transferred all of its ownership interests in Vimicro Fuzhou to Vimicro Guangdong in December 2014. Vimicro Fuzhou focuses on producing and marketing SVAC-based security surveillance products locally;

•	Vimicro Guangdong, established in Zhuhai, Guangdong province, in March 2014 as a limited liability company with an approved unlimited operating period. Vimicro Guangdong focuses on producing and marketing SVAC-based security surveillance products locally; and

•	Vimicro Sky-Vision, established in March 2010 as a limited liability company. Zhonghan (John) Deng, our chairman and chief executive officer, and Zhaowei (Kevin) Jin, our co-chief executive officer, hold 67% and 33% of the equity interest in Vimicro Sky-Vision, respectively. We entered into a series of contractual arrangements with Vimicro Sky-Vision and its shareholders. As a result of these contractual arrangements, Vimicro Sky-Vision became a VIE of our company, and we are considered to be the primary beneficiary of Vimicro Sky-Vision. Accordingly, we consolidated the results of operations, assets and liabilities of Vimicro Sky-Vision in our financial statements. To comply with the PRC regulations that restrict foreign ownership in value-added telecommunications business in China, we plan to conduct our wireless value-added telecommunications operations, particularly the mobile surveillance business, through Vimicro Sky-Vision. There have been no substantive operations since its incorporation.

Contractual Arrangements with Vimicro Sky-Vision and its Shareholders

In order to comply with PRC laws restricting foreign ownership in the wireless value-added telecommunications business in China, we plan to conduct all of our wireless value-added telecommunications business through Vimicro Sky-Vision. We expect that Vimicro Sky-Vision will apply and hold the licenses and permits required to operate our wireless value-added telecommunications services. There have been no substantive operations since its incorporation. The equity interest in Vimicro Sky-Vision was owned 67% by Zhonghan (John) Deng, our chairman and chief executive officer, and 33% by Zhaowei (Kevin) Jin, our co-chief executive officer, upon its establishment in March 2010. Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision entered into a series of agreements that became effective on March 5, 2010 through which we exercise effective control of Vimicro Sky-Vision and can receive economic benefits generated from its shareholders’ equity interests. The following is a summary of the agreements currently in effect:

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

Our Corporate Developments

Continuous Expansion in China’s Video Surveillance Market–Establishing Vimicro Guangdong

In March 2014, we established Vimicro Guangdong in Zhuhai, Guangdong Province, a wholly owned subsidiary of Vimicro China. Vimicro Guangdong focuses on producing and marketing SVAC-based security surveillance products in Guangdong. In December 2014, Vimicro Guangdong became the sole shareholder of Vimicro Fuzhou, which was a wholly owned subsidiary of Vimicro China, due to the Company’s strategic restructuring.

In January 2014, Guangdong was chosen by the related government departments to be a national exemplary province for the SVAC standard application in the construction of the provincial public security video surveillance system. We established Vimicro Guangdong to take advantage of the favorable policies. We also signed a strategic cooperation framework agreement with the Economic and Information Commission of Guangdong Province in February 2014, which is implemented by a collaboration agreement with the Hengqin New Area Administrative Committee in May 2014. Under these agreements, we agreed to start business operations that generate revenue and pay taxes in 2014 in Hengqin. Accordingly, the government agreed to provide special funds to promote the above-mentioned projects and adopt preferential policies for attracting talent, facilitating land use rights transactions, etc. Hengqin New Area in Zhuhai was included as an important part of the Guangdong Pilot Free Trade Zone, which was established and launched by the State Council of PRC in December 2014. The obligations of the parties under the above two agreements are being duly performed in due course according to the applicable terms and conditions.

Appointment of New Independent Auditor

We appointed Grant Thornton, the China member firm of Grant Thornton International, or Grant Thornton, as our independent registered public accounting firm, effective as of August 12, 2014. Grant Thornton has replaced our previous independent registered public accounting firm EY.

EY's report on the Company's consolidated financial statements for the past two years did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In the Company's two most recent fiscal years and subsequent interim period preceding the appointment of the new auditor, there have not been any disagreements between Vimicro and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that would have caused EY to make reference to the subject matter of the disagreement in connection with its report on the Company's consolidated financial statements. The appointment of Grant Thornton to replace EY has been approved after thorough evaluation by the audit committee, with the concurrence of the board of directors of the Company. For a detailed discussion of the change of our independent auditor see “Item 16F Change in Registrant’s Certifying Accountant”

Purchase of shares by Alpha Spring Limited

We entered into a stock purchase agreement with Alpha Spring Limited, or Alpha Spring, pursuant to which Alpha Spring purchased 20,000,000 ordinary shares, representing approximately 16.2% equity ownership of the Company post-closing, at a purchase price of US$2.50 per ordinary share. The transaction was closed in February 2015 and the ordinary shares will be subject to a one-year lock-up period starting from the closing date. Under the stock purchase agreement, we have granted customary registration rights to Alpha Spring, which include demand registration rights, piggyback registration rights and Form F-3 registration rights. We expect to use the net proceeds to grow our video surveillance business and general corporate purposes.

Launch of the next generation of flagship Starlight Camera

We launched the next generation of our flagship Starlight Camera in the 2014 China International Exhibition on Public Safety and Security in October 2014. The Starlight Camera is a HD video surveillance camera designed for low-illumination condition, supporting both SVAC and H.264 with 1080P/25 fps and propelled by Vimicro's proprietary image processing chip.

The successful implementation of the SVAC-compliant video surveillance system in Taiyuan City, Shanxi Province was showcased by the Department of Public Security of Shanxi Province at the Exhibition Area of Successful Application of Technology in Public Security, sponsored by the Ministry of Public Security of China. Following successful implementation of the Phase I of the city-wide video surveillance project in Taiyuan City, or the Skynet Project, we were contracted to supply the SVAC-compliant video surveillance system and products for the Phase II of Skynet Project.

Development plan of Vimicro Jiangsu

As part of our business transition, we had planned to dispose of Vimicro Jiangsu to divest the land use right for Xuzhuang Land, which was acquired in connection with our non-core IC businesses. However, after discussions with the Xuzhuang Base Committee, we were informed that it would be difficult to obtain the necessary approvals to dispose of Vimicro Jiangsu. We currently plan on using the Xuzhuang Land to develop office buildings and sales and research facilities for our video surveillance business with permission of the local government. We will use a portion of these facilities for our own purposes and the remaining portion we will sell to third parties who are qualified and accepted by the local government. The sale of a portion of the facilities and buildings to qualified third parties is in line with the government policy of attracting investment to the local area. We signed contracts to construct and sell three office buildings with a total consideration of $25.7 million in 2014, and signed contracts to construct and sell another building with a consideration of $6.7 million in January 2015. For a detailed discussion of our current plan with respect to the land held by Vimicro Jiangsu, see “Item 4. Information on the Company—D. Property, Plant and Equipment.”

Repurchase of Shares held by General Atlantic

In December 2013, we entered into a purchase and sale agreement with General Atlantic investment funds to repurchase ordinary shares and ADSs held by General Atlantic. The securities owned by General Atlantic represented 19.6% of the Company’s outstanding shares as of the date of the Agreement. In December 2013, we repurchased 11,267,767 shares held by General Atlantic and in January 2014, we repurchased 11,267,755 shares held by General Atlantic. These two repurchases constituted all of the shares held by General Atlantic at that time. The total consideration for the transaction was approximately $11.1 million, which we funded from our working capital.

B.	Business Overview

Overview

We believe we are a leading video surveillance technology and solutions provider that designs, develops and markets a full range of video surveillance products and solutions to government entities, private enterprises and consumers in China. We provide video surveillance products and solutions ranging from front-end IP cameras to back-end software platform using our proprietary chip and algorithm technology in China’s video surveillance industry. Our video surveillance solutions business consists of designing, developing, manufacturing, installing and maintaining video surveillance systems and solutions to our customers, which include surveillance cameras, system and management software, and digital video decoders and recorders. We believe the expansion of our video surveillance solutions business will benefit from China’s growing demand in the video surveillance industry. Our video processors business comprises surveillance processors and PC camera processors which are designed, developed and marketed by us.

We have a growing video surveillance solutions business which generated approximately 84.7% of our net revenue in 2014, compared to 67.9% of our net revenue in 2013. We aim to establish a leading position in the video surveillance market with our proprietary solutions and products. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of video surveillance products. We co-founded the SVAC Working Group, together with the First Research Institute of Ministry of Public Security of China in 2008. Technical Specification of SVAC was officially approved and issued in December 2010 as China’s national standard for surveillance video and audio coding with national standard number: GB/T 25724-2010, which was implemented in May 2011. The SVAC national standard was developed specifically for video surveillance applications. It meets the technical requirements to improve the interconnection, intercommunication and interoperability between video surveillance systems, and enhance the safety, effectiveness and utilization rate of information in the systems.

We design different models of video surveillance processors and PC camera processors using our core technology platform with modifications in successive models to improve performance and functionality. We provide a broad range of video surveillance processors for video surveillance applications ranging from video surveillance for public security and monitoring to professional commercial surveillance applications. Our surveillance processors provide various features such as image signal processing, video compression, audio compression, video analytics, video storage and networking. We also offer PC camera processors, although sales of such processors decreased significantly in the past three years. Such decrease is due to the declining sales volume of the overall PC industry, and more importantly, to the adjustment of our business strategy, which aims to allocate more resources to our video surveillance solutions business.

We conduct most of our operations in China and believe that we benefit from our access to high-quality design talent, a competitive cost environment, growing electronics design and manufacturing industries and increasingly significant domestic video surveillance markets in China. Founded in 1999, we began volume shipments of our mixed-signal PC camera processors in September 2001. We introduced our first mixed-signal video products in September 2001. We completed the business transition to transform our company from a semiconductor company to a video surveillance technology and solution provider in China in 2013. The video surveillance solutions business has contributed a significant portion of our total revenue since 2013. Our net revenue decreased from $71.2 million in 2012 to $64.5 million in 2013, but increased to $100.4 million in 2014. We incurred net loss attributable to Vimicro International Corporation of $0.6 million, $8.4 million in 2012 and 2013, respectively and generated net profit attributable to Vimicro International Corporation of $4.7 million in 2014.

Our Competitive Strengths

We believe that our technology, products and solutions, our location in China and our team of experienced managers and engineers provide us with a number of significant competitive strengths, including:

•	Proprietary Industry Leading Technologies. We took the lead in developing industry standard , own industry leading technologies that are primarily developed in house and have expertise in advanced designs:

➢	Leading Role in Developing the SVAC Standard. We co-founded the Surveillance Digital Video Audio Coding Standard Working Group, or SVAC Working Group, together with the First Research Institute of Ministry of Public Security of China in 2008. Under the sponsorship of the Ministry of Public Security, the Ministry of Industry and Information Technology, and the Standardization Administration of China, the SVAC Working Group formulated the Technical Specification of Surveillance Video and Audio Coding (SVAC), which was officially approved and issued in December 2010 as China’s national standard for surveillance video and audio coding with national standard number: GB/T 25724-2010, and was implemented in May 2011. The SVAC national standard was developed specifically for video surveillance applications. It improves the interconnection, intercommunication and interoperability between video surveillance systems and enhances the safety, effectiveness and utilization rate of information in the systems. It has specific technical requirements that are not set by standards such as H.264 and MPEG 4, which were created for broadcasting industry. For more information and recent developments with respect to the SVAC standard, please see “Item 4. Information on the Company—B. Business Overview—Our Technology—National Surveillance Video and Audio Coding (SVAC) standard.”

➢	Proprietary Technologies Enabling High Performance Signal Processing Capabilities. Our mixed-signal video processors enable high performance real-time processing of large volumes of audio, image and video signal data. Our adaptable processor architecture incorporates circuitry that can be modified by software commands to permit different types of tasks to be performed by the same processor. We believe that this architecture allows our products to achieve processing speed, signal quality and power consumption performance comparable to that obtained from competing fixed function hardware. However, unlike fixed function hardware, which is suitable for single applications such as video processing, our products can support a variety of multimedia applications such as audio, video and imaging using a single processor. Since our processors are designed solely for multimedia applications, rather than a broad spectrum of computing tasks, our processors avoid the need for the complex control software used by CPUs and baseband processors, and can therefore offer significantly better processing speed, signal quality and power consumption performance.

➢	Expertise in Mixed-Signal, System-on-Chip Design. Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other technical challenges. Our experienced teams of mixed-signal design engineers are skilled in integrating a variety of multi-voltage, analog and digital functional building blocks in our SoC designs. The high level of integration of our single-chip products delivers several benefits to our customers, including low power consumption, small size and cost effectiveness. All of our products are implemented in standard CMOS processes and manufactured using leading-edge process technologies.

•	Leading and Robust Design and Development Capabilities. We have leading and robust design and development capacities in areas critical to our business development:

➢	Leading Design Capabilities in Audio, Imaging and Video Algorithms and Related Technologies. Our team of designers has experience in multimedia systems and a variety of audio, imaging and video technologies. We are able to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of video processing, including sampling, filtering, coding, decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation). Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, dynamic range enhancement, and video and audio signal reconstruction. As a co-founder of the SVAC Working Group, we initiated and participated in the establishment of the core algorithm for the SVAC standard. The proprietary intelligent video analysis algorithm can fulfill functions such as image quality diagnosis, overstepping analysis, face snapshot and recognition and calculation of the number of people within a camera’s view.

➢	Application-Level Software Development Capabilities. We seek to differentiate our products and shorten our customers’ time-to-market through developing application-level software capabilities. We work closely with other technology leaders, including MapInfo Corporation, ICare Vision Centers and Shanghai Baokang Electronic Control Co., Ltd., to enable innovative multimedia applications through the integration of value-added software features. We offer video management software, including a carrier-grade ViSS security platform that offers sophisticated centralized management of users, configurations and video monitoring, customized versions for various industries and diversified 3G, 4G terminal applications. Our video management software adopts SIP protocol, which is widely used in China’s telecom operator networks and tightly integrates with video analytics. The SIP protocol acts as a core piece that connects the hardware in a surveillance system and has a wide array of advanced features to cover customers’ surveillance needs. Our video management software also meets the requirement of GB/T 28181, the latest standard from the Ministry of Public Security of China.

•	Extensive Network of Sales, Marketing and Customer Support Resources. We have an extensive network of sales, marketing and customer support resources, including offices in Mountain View California, Hong Kong, Taipei, Beijing, Shanghai, Shenzhen and Nanjing. We have entered into distribution and support agreements with partners whom we have trained to support our products to cover additional areas such as Japan and specific large customers in South Korea and elsewhere. We maintain an extensive technical support team in Beijing and other cities in China to provide high-quality, low-cost support services for our global sales force.

•	Ability to Enter Local Public Purchase Programs and to Penetrate Certain Vertical Domestic Markets. We have won various awards and endorsements from local governments in China for technological innovation and self-developed intellectual properties. Our extensive industry experience allows us to enter public projects, government procurement programs and vertical industries that are dominated by state-owned enterprises. We collaborate closely with various national research institutions and leading domestic enterprises in China to develop products and solutions that are tailored to specific local requirements, in areas of security, surveillance and other multimedia applications.

•	Ability to Benefit from Worldwide Sourcing of Semiconductor and System Design Talent. Our management and engineering team leaders have significant international experience that they have leveraged in guiding us to our current position. We believe that this has enabled us to attract skilled and experienced engineers in Silicon Valley and elsewhere with expertise in mixed-signal design to support our growth and continued technology innovation. In addition, we believe this position gives us a competitive advantage in recruiting candidates from China’s top universities. China has established a significant educational system for advanced semiconductor design, and graduates a large number of advanced degree holders in engineering each year, creating a large pool of motivated and qualified candidates. As a result, we have been consistently able to hire qualified engineering graduates at a competitive cost. Recruiting and retaining research and development talent comprises one of the most significant expenses for semiconductor design companies. Our access to high-quality, low-cost design talent in China provides us with a significant competitive advantage relative to semiconductor designers based in higher-cost areas.

Our Solutions and Products

We design, develop and market video surveillance technology and solutions packages in China. We provide our customers with video surveillance solutions and systems incorporating products ranging from front-end IP cameras to back-end software platform propelled by our proprietary chip and algorithm technology. Our products support a broad range of standards, platforms and components in order to facilitate our customers’ designs and their assembly and supply chain management processes.

Video Surveillance Solutions

The video surveillance market primarily consists of video capturing, compression, transmission, storage, processing, display and video analysis products. We provide complete video surveillance solutions integrating relevant hardware and software for our customers, which are used in a variety of government, business, and industrial applications. Our solutions fully support the SVAC standard, China’s domestic standard for video surveillance.

Our main products in the video surveillance solutions business include hardware and software. The hardware portion of our solutions is comprised of digital video recorders (DVRs), network video recorders (NVRs), super digital video recorders (SVRs), IP camera products, video servers and other equipment. The hardware is based on our proprietary integrated chips, which offers functions such as image signal processing, audio and video compression, video analytics, video storage, real-time network monitoring and other functions. Our video intelligent surveillance system (ViSS) software comprises the centerpiece of our video surveillance systems, and this software is integrated into the surveillance solutions that we offer. ViSS offers a platform for unified surveillance, storage and management solutions utilizing broadband network infrastructure to connect independent monitoring sites across a broad geographical area. ViSS can meet the monitoring needs of city roadways, airports, shopping centers, banks, schools, and other large facilities where video surveillance is vital. ViSS also provides system management tools that enhance the visual and audio monitoring capabilities of multiple sites over telecommunication networks. ViSS represents one of the most stable carrier-class video surveillance platforms available in the industry.

The following table sets forth the features of our video recorder products, including DVRs, NVRs and SVRs.

Product	Features	Month Introduced (1)

NVR 2100S	An intermediate level new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance.	December 2013

DCE1104	A multi-channels high definition video stream decoder. It supports up to 4-channels 1080P, or 8-channels 720P or 16-channels D1 resolution video decoding and display to high definition displays, through the miniDP display port.	December 2013

NVR 2100C	An intermediate level new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance.	November 2012

SVR 3300	A high-end product in video surveillance hardware. It offers analogue video coding, digital video access, video hardware coding embedded, TV wall control, professional high hardware video storage, and a customized surveillance equipment platform.	December 2010

NVR 2100	An intermediate level new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance.	November 2010

SVR 3100	A high-end product in video surveillance hardware. It offers analogue video coding, digital video access, video hardware coding embedded, TV wall control, professional high hardware video storage, and a customized surveillance equipment platform.	September 2010

NVR 2200	A high-end new generation network hard-drive-based, multi-functional all-in-one machine for high-definition video applications in security surveillance.	June 2010

(1)“Month introduced” means the month during which we began shipments of the product.

The following table sets forth the features of our IP camera products, including IP camera, camera module and IP Dome.

Product	Features	Month Introduced(1)

VS-IPC6096	The first IP camera that uses a Star-Light sensor supporting the Chinese SVAC standard. The 1/1.1 inch star-light sensor provides higher performance in ultra-low-light environments than our previous IP cameras. VS-IPC6096 supports SVAC/H.264 video coding, with Full HD (1920x1080) resolution at 25 frames per second.	October 2014

VS-IPC6121-R	An outdoor IP camera supporting the Chinese SVAC standard. It adopts 1/2.7 inch CMOS sensor and supports SVAC/H.264 video coding, up to the Full HD (1920x1080) resolution, at 25 frames per second.	May 2014

VS-IPC0096	A low light HD-SDI camera that uses a Star-Light sensor. The 1/1.1 inch star-light sensor provides higher performance in ultra-low-light environments.	October 2013

VS-MC6206	A super low light camera module targeting high performance security applications. It is a powerful combination of Vimicro’s proprietary image processing algorithms and flagship starlight sensor.	April 2013

VS-IPD6120-R	The first outdoor IP Dome series supporting the Chinese SVAC standard. These two models support SVAC/H.264 video coding, up to the Full HD (1920x1080) resolution, at 25 frames per second.	January 2013

VS-IPD6118	The first IP Dome series supporting the Chinese SVAC standard. These two models support SVAC/H.264 video coding, up to the Full HD (1920x1080) resolution (for VS-IPD6120) or HD (1280x720) resolution (for VS-IPD6118), at 25 frames per second.	July 2012

VS-IPC6091	The first IP camera supporting the Chinese SVAC standard. It adopts 1/2.7 inch CMOS sensor and supports H.264/SVAC video coding.	June 2011

(1) “Month introduced” means the month during which we began shipments of the product.

The following table sets forth other features of our security platform.

Product	Features	Month Introduced (1)

ViSS Cloud Version	ViSS Cloud Version is running on top of public cloud service. It integrates ALIBABA ECS (Elastic Compute Service) as well as OSS (Open Storage Service) and provides customer live access to their IP camera and cloud recording service. ViSS Cloud Version works together with Guanker IP camera, which is also a newly released Vimicro IPC product.	November 2014

ViSS R2.16	ViSS release 2.16 is an important upgrade of all ViSS 2.X series platform. With a new introduced module, called system interworking gateway, ViSS 2.16 offers customers an easy way to connect their old DVRs and IP cameras to new surveillance systems, which normally comply with GBT 28181 national standards.	February 2014

ACME	ACME is an integrated application platform with a view to integrate various scattered subsystems at service level, interworking with video surveillance system, to meet the demands of different industries.	September 2013

ViSS R3.3	ViSS R3.3 is the latest release of our video surveillance platform. It has a unified interface that lets users manage and control their intelligent DVRS, VideoEdge NVRs and associated IP and analog cameras. ViSS R3.3 is in full compliance with GB/T 28181-2011, which is a latest Chinese national standard for security systems.	January 2013

ViSS R3.1	ViSS release 3.1 is the state-of-art IP video surveillance software, which offers video monitoring, sophisticated centralized management of users, configurations and alarm management. It adopts SIP protocol. ViSS R3.1 has a wide array of impressive features to cover customer surveillance needs.	October 2011

ViSS R2.15	ViSS release 2.15 is a carrier-grade security platform that provides remote collection, transferring, storage, processing of images, sounds and other alarm signals for users based on Broad Band Network. R2.15 received certifications from China Telecom and China Unicom for deployment in the Safe-City project.	July 2011

Intelligent video analysis system	a network-based surveillance system that analyzes live digital video stream. Behavior analysis focuses on identifying and tracking the movements of objects.	April 2011

ViSS R3.0	ViSS release 3.0 is the state-of-art IP video surveillance software, which offers sophisticated centralized management of users, configurations and video monitoring.	February 2010

ViSS R2.10	a carrier-grade security platform that provides remote collection, transferring, storage, processing of images, sounds and other alarm signals for users based on Broad Band Network. R2.10 has been certified by China Telecom and China Unicom for deployment in the Safe-City project.	November 2009

As part of our total video surveillance solution package and to maintain strong and stable relationship with our customers, we also provide services relating to our products or solutions including pre-sale consultation, installation, development of customized software and after-sale maintenance services. According to sales contracts we entered with our customers, we typically provide product warranty and maintenance services ranging from one year to three years.

(1)“Month introduced” means the month during which we began shipments of the product.

Video Processors

We design different models of video surveillance processors and PC camera processors based on the same core technology platform with modifications in successive models with improved performance and functionality. We provide a broad range of video processors for surveillance applications, ranging from home surveillance to professional commercial surveillance applications. Our video surveillance processors offer various features such as image signal processing, video compression, audio compression, video analytic, video storage, and real-time network monitoring. Our PC camera processors are fully compatible with sensors that are based on CMOS technology, the primary type of technology for sensors. All of our video surveillance processors and PC camera processors are single-chip processors manufactured under our own brand name using our proprietary intellectual property. While our principal focus is on providing our customers with proprietary, high performance products, we also develop and sell a range of basic, complementary semiconductor products in order to provide more comprehensive solutions for our customers.

The following table sets forth major video surveillance processors we have developed and shipped in volume.

Product	Features	Month Introduced(1)

VC0736	High performance multimedia processing SoC dedicated to the application of digital video surveillance system. It integrates many important function blocks, to make the DVR/NVR systems based on this chip be powerful and low-cost.	October 2014

VC0710	High performance Image Signal Processing chip for IP Camera applications. VC0710 is best suited to IP Camera, HD-SDI camera applications.	October 2013

We started to ship video surveillance processors in 2013. In 2013 and 2014, we shipped 0.9 million, and 0.2 million units of video surveillance processors, respectively. We released our SVAC compliant surveillance processor VC 0718 in 2014 and expect to make first shipment in 2015. Our video surveillance processors have been incorporated into our video surveillance products which are used in our surveillance solutions in our projects.

The following table sets forth major PC camera processors we have developed and shipped in volume.

Product	Features	Month Introduced(1)

VC0338	Controller chip for USB 2.0 stand-alone or notebook PC embedded cameras with high resolution (up to 5 mega pixel); supports UVC and UAC; advanced ISP; small footprint QFN package and low power design; best fitted to embedded camera applications.	September 2009

VC0347	Controller chip for USB 2.0 stand-alone or notebook PC embedded cameras with HD resolution (up to 720P or 1080P); supports UVC and UAC; supports MJPG compression; small footprint QFN package and low power design; best fitted to embedded camera applications.	July 2009

VC0345	Controller chip for USB 2.0 notebook PC embedded cameras with high resolution (up to 2 mega pixel); supports UVC; small footprint QFN package and low power design; best fitted to embedded camera applications.	January 2009

VC0359	Controller chip for USB 2.0 stand-alone or notebook PC embedded cameras with HD resolution (up to 720P or 1080P); supports UVC and UAC; supports MJPG compression; small footprint QFN package and low power design; best fitted to embedded camera applications.	July 2010

In 2012, 2013 and 2014, we shipped 52.3 million, 22.1 million and 15.1 million units of PC camera processors, respectively. Our PC camera processors have been incorporated into PC cameras sold by leading PC camera vendors, including Logitech and other major global brands.

(1) “Month introduced” means the month during which we began shipments of the product.

Our Technology

We have developed a broad portfolio of technologies to support multiple functions that are required for video surveillance solutions and video surveillance processors. Our products integrate multiple multimedia applications, numerous industry-standard formats, advanced input/output capabilities, analog functions, on-chip memory, and complex algorithms to provide high-quality still picture, video and audio, and are designed to allow efficient use of silicon.

We provide multimedia signal processing products that exceed the quality levels required by multiple key industry standards, which enable us and our customers to offer products with superior quality and functions. We have established a rigorous design process to support the integration of numerous functional blocks into a low-cost single-chip product on a rapid time-to-market schedule. This process enables us to adapt to evolving industry standards and quickly improve features of our products to support our and our customers’ rapid product release cycles.

Leveraging our PC camera processor technologies, we have expanded our business into the video surveillance processor and solutions industry. With devoted resources such as support from our sophisticated research and development team, we are capable of providing end-to-end solution packages and key video surveillance products to customers. We supply the full range of products with digital, networking, intelligentization and high-definition features, such as front-end IP Camera, back-end NVR, D1 and 1080P high-definition products. Our core technologies include the following:

National Surveillance Video and Audio Coding (SVAC) standard

We aim to establish a leading position in the video surveillance market with total solutions from front-end IP cameras to back-end software platform, including surveillance cameras, system and management software, digital video decoders, recorders. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of video surveillance products and multimedia semiconductor products.

The SVAC standard represents one of the most important achievements in the field of video surveillance monitoring and it is the only codec specifically designed for video surveillance needs. The SVAC standard is the first national standard for the Chinese video surveillance industry and is considered critical for the establishment of the public security and criminal prevention system in China. SVAC standard was co-developed by the First Research Institute of the Ministry of Public Security and Vimicro under the supervision of the Ministry of Public Security and the Ministry of Industry and Information Technology.

Following the implementation of the SVAC standard in 2011, the Ministry of Public Security issued a notice on releasing the MPS Task Book in February 2012, which on principle requires all levels of public security bureaus to adopt relevant national and industry standards including the SVAC standard since they were considered the foundation of achieving the goal of transferring and sharing video surveillance image information among different regions, bureaus and polices efficiently and safely. In August 2013, the Shanxi Provincial Public Security Bureau issued a formal notice to implement the MPS Task Book and promote the use of the national SVAC Standard products and solutions in the construction of video surveillance system projects, with the goal of improving video surveillance technology, information sharing and protecting privacy and public security. The notice requires that all levels of public security bureaus of Shanxi province take the lead in implementing the national SVAC standard in construction and integration of video surveillance systems. All levels of the traffic police departments of Shanxi province are required to promote and adopt SVAC-compliant equipment and products in the establishment and construction of intelligent video surveillance systems for traffic and public security including surveillance systems for road intersections and entrances, with the goal of ensuring video image quality, facilitating video information sharing and searching, and protecting privacy and safety.

In December 2013, Guangdong was chosen to be a national exemplary province for the SVAC standard application in the construction of the provincial social security video surveillance system by the related government departments. Similar to Shanxi province, Guangdong province issued a notice in January 2014, pursuant to which all government-funded video surveillance systems installed in the province shall adopt SVAC compliant equipment and products starting in October 2014. To take advantage of the favorable policies adopted in Guangdong, we signed a strategic cooperation framework agreement with the Economic and Information Commission of Guangdong Province in February 2014 and a further collaboration agreement with the Hengqin New Area Administrative Committee in May 2014. Under these agreements, we established Vimicro Guangdong to promote our SVAC-related core technology by undertaking a project relating to SVAC-compliant surveillance networking chip system research and development and its industrial applications. We agreed to start business operations that generate revenue and pay taxes in 2014 in Hengqin. Accordingly, the government agreed to provide special funds to promote the above-mentioned projects and adopt preferential policies for attracting talent, facilitating land use rights transactions, etc. Hengqin New Area in Zhuhai was included as an important part of the Guangdong Pilot Free Trade Zone, which was established and launched by the State Council of PRC in December 2014. The obligations of the parties under the above two agreements have been duly performed in due course according to the applicable terms and conditions. We continued our collaboration with the SVAC Working Group in 2014. For example, we signed a collaboration agreement in April 2014 with the First Research Institute of the Ministry of Public Security to specific the respective responsibilities of both parties in promoting the application and commercialization of SVAC-compliant products and systems. We expect that such cooperation will continue to develop future SVAC national standards with respect to core chips, safety programs, and other system features.

Multimedia SoC Design and Video, Imaging, Audio and Graphic Technologies

Our team of designers has extensive experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MPEG2, MPEG4, H.264 SVAC and JPEG. Our experience enables us to integrate multiple multimedia functions into a single semiconductor product. We have created sophisticated high performance signal processing algorithms for various stages of video processing, including sampling, filtering, coding and decoding, synthesis, compression, storage, playback, transmission and receiving (modulation/demodulation).

•	Video. We possess a broad portfolio of video technologies to support leading industry standards and compression technologies, such as JPEG, MPEG2, MPEG4, AVS and H.264. In addition, we have developed a variety of technologies to provide high video quality and differentiated features, including interlaced to progressive and progressive to interlaced, audio video synchronization, noise reduction, resolution enhancement, sample rate conversion, scaling, auto focus, face tracking algorithms and signal reconstruction.

•	Imaging. We have developed a number of image processing algorithm technologies to provide high-quality imaging capabilities in our products. Such technologies include color interpolation, color space conversion and correction, white balance, noise reduction, auto exposure, focus control, resolution enhancement, signal quality enhancement, wide dynamic range, contrast enhancement and dead pixel detection and correction technologies.

•	Audio. We have developed a broad portfolio of audio technologies to support leading industry standards and compression technologies such as MIDI, MP3, WMA, AAC, AMR and our proprietary versatile multimedia data, or VMD. We have developed several audio processing algorithms and other capabilities to provide a superior aural experience to end users and differentiate our and our customers’ products in the market, including wave engine, wave engine codec, surround sound audio, 3D audio, noise cancellation, echo cancellation and all-digital amplifier technologies.

•	Graphics. To support graphics capabilities for user interface and other applications in video surveillance devices, we have developed a number of graphics signal processing capabilities, including support for low power 2D and 3D graphics such as drawing polygons, mobile flash and java.

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

Scene-based Image Processing Technology

We have launched a scene-based, high-fidelity image processing technology for the video surveillance market. This new technology has been adopted by the Chinese National Standard for Technical Specification of SVAC. Our SVAC-enabled digital video surveillance processor is designed with low-power and configurable multi-core architecture that substantially boosts the performance of video surveillance systems and improves security capabilities.

Core Chip Technology

Utilizing our digital-multimedia core chip technology, we have been focusing on development and innovation of our video surveillance solutions business. We have invested significant resources in the research and development of our video surveillance solutions business, in order to quickly adapt to the evolving industry standards and respond to customers’ demand for intelligent high-definition digital-core video surveillance solutions.

Our VC710X Series Multi-Media Image Processor Core Chip released in October 2013, which was designed specifically for professional cameras and can be used in the video surveillance industry, has brought wide interest from many high definition digital camera vendors and IP surveillance camera vendors. Considering the video surveillance industry is moving into full HD, Wide Dynamic Range, or WDR, applications, we have enhanced these image processing capabilities and implemented them into several of our new Multimedia SoC chip products. This core chip utilizes our self-developed intelligent visual calculation analysis technology, which provides a technological platform for facial recognition, behavioral analysis, high-definition facial image capture and single frame subject number calculation.

In October 2014, we introduced our VC0736 Multi-Media Image Processor Core SoC Chip, with high performance multimedia processing SoC processor dedicated to the application of multi-channel (960H/D1) and high-definition digital video recorders (DVRs) and network video recorders (NVRs) digital video surveillance system. It integrates ARM9 processor, hardware H.264 video codec, 2D graphics engine, Ethernet MAC+PHY, SATA, USB, SDIO interface, and built-in 256MB DDR3, which make the digital video surveillance systems incorporating this chip more powerful and less expensive.

Our advanced core chip technology is fully integrated with our IP camera, DVS, HVR, SVR, NVR board designs and our ViSS software platform, creating a competitive advantage for our full range of products, from front end IP cameras to back end NVRs and from basic D1 to 1080P high-definition products.

Key Technology in Printed Circuit Board

We possess sophisticated printed circuit board design capabilities for IP camera, DVS, HVR, SVR and NVR. We are the first manufacturer in the industry to fulfill above 32-channel analog/digital mixed video recording and management technology in China.

Video Management Software Technology

We offer video management software, including a carrier-grade ViSS security platform that offers sophisticated centralized management of users, configurations and video monitoring, customized versions for various industries and diversified 3G terminal applications. Our video management software adopts SIP protocol, which is widely used in China telecom operator networks, and closely integrates with video analytics. It acts as a core piece that connects the hardware in a video surveillance system and has a wide array of advanced features to cover customers’ video surveillance needs. Our video management software also meets the requirement of GB/T 28181, the latest standard from Ministry of Public Security of China.

Our Customers

Customers and users of our video surveillance solutions business mainly include government entities, telecommunications operators and other entities in China, such as schools, banks, railway companies, supermarkets and theaters. We sell our video surveillance solutions primarily to distributors and system integrators. We expect our revenue of sales of video surveillance solutions to end-users as a percentage of our total video surveillance solutions revenue to continue to increase.

Many of the leading brand owners of PC cameras use original design manufacturers, or ODMs, which are companies that specialize in the design and manufacture of products for brand owners. Accordingly, a significant portion of our revenue from PC camera processors is derived from our sales to ODMs, who incorporate our PC camera processors into end products that they supply to brand owners. Our major ODM customers include Chicony Electronics Co., Ltd. and Bison Electronics Inc. We also sell our products to distributors, to original equipment manufacturers, or OEMs, who incorporate our PC camera processors in their end products, and to design houses and module manufacturers. In most cases, we ship products to and receive payments directly from distributors and ODMs rather than brand owners for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with brand owners that our PC camera processors are incorporated in their end products. The representative customers and distributors for our PC camera processors in 2014 are Hanvision Electronics Co., Ltd., Richpower Co., Ltd., T-Link Technology Co., Ltd.

For our video surveillance processors, we have not engaged design houses or ODMs. We currently manufacture modules incorporating our video surveillance processors and supply the modules directly to brand owners, such as Zhejiang Dahua Technology Co., Ltd., Yaan Group, Jabsco Electronic Technology Co., Ltd. and Guangzhou Lilin Electronic Technology Co., Ltd. In the future, we may sell our video surveillance processors directly to brand owners or to design houses, which will incorporate the video surveillance processors into end products that they supply to brand owners.

A small number of customers have historically accounted for a substantial portion of our net revenue and accounts receivable balance. In 2014, sales to our top five and top ten customers (including related parties) collectively accounted for approximately 80% and 89%, respectively, of our net revenue for the year, and accounts receivable balance attributable to these customers amounted to 84% and 88%, respectively, of our total accounts receivable as of December 31, 2014. As of December 31, 2014, accounts receivable balance attributable to top five and ten customers (in terms of accounts receivable balance) collectively represented approximately 38% and 59%, respectively, of our total accounts receivable balance, and revenue derived from these customers accounted for 14% and 29%, respectively, of our total revenues in 2014. As of December 31, 2013 and 2014, accounts receivable due from Zhongtianxin, a related party and a purchaser of our video surveillance solutions, accounted for 38% and 80%, respectively, of our total accounts receivable. We are exposed to risks relating to the concentration of sales to and accounts receivables due from a limited number of customers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We sometimes extend credit to our customers in the video surveillance projects. Failure or delay in collecting trade receivables from these customers could affect our liquidity.”

We experience seasonality and variability in the demand for our products as our customers manage their projects and inventories. Customers of our video surveillance solutions business may change their project development plans or installation schedules depending on various factors such as the government policy focus or available government funding. Customers of our video processors business might increase their inventories of our products in anticipation of the peak fourth quarter buying season for PCs and other devices into which our products are incorporated, which often leads to sequentially lower sales of our products in the first and fourth quarters. In addition, business activities in China generally slow down during the Chinese New Year period in the first quarter of each year, which may adversely affect our sales and results of operations during that period. We base our planned operating expenses in part on our expectations of future revenue. If our revenue for a particular period is lower than what we expect, we may be unable to proportionately reduce our operating expenses for that period, which could harm our operating results for that quarter.

Sales and Marketing

Our marketing staff works closely with our research and development staff and our customers to drive demand for our products. When designing products, we aim to anticipate our customers’ needs and to meet their increasingly complex and specific design requirements. We also strive to design products that will achieve broad market acceptance and generate widespread end user demand, including demand for follow-on and derivative products using our products and solutions.

We sell most of our video surveillance products and solutions through our extensive sales network in China. We have approximately 146 sales personnel in our video surveillance solutions business. We divide our market by geographic regions and industries. Each region or industry is managed by a marketing manager who is responsible for technical support, management and client relations within the region or industry. In addition to our own sales and marketing force, we have established close relationships with a number of sales agents in order to take advantage of their regional resources and provide products and services that are tailored to the needs of our customers in those regions. We expect our revenue of sales of video surveillance solutions products to end-users as a percentage of our total revenue to continue to increase. We also market and promote our products by attending industry exhibitions and advertising our products in industry magazines and periodicals.

In addition, in August 2011, we, through Vimicro China and Vimicro Tianjin, participated as senior members in the SVAC Alliance, a non-profit organization, in Beijing. The purpose of the SVAC Alliance is to (i) enhance the application and implementation of SVAC, (ii) promote the SVAC standard and its industrialization process, (iii) create a SVAC industrial cooperation platform, and (iv) enhance the technical level of video surveillance in China. As of December 2014, there were 75 members of the SVAC Alliance, covering industry value chains ranging from research and development of technology, formulation of standards, IC development, system designing, product manufacturing, to system integration, operation and application. The SVAC Alliance also includes Hikvision Digital Technology Co., Ltd. and Dahua Technology, the two largest video surveillance solution providers in China.

We have implemented the following strategies to market and promote our video surveillance products: (i) entering into agreements with the local municipal governments to jointly develop, produce, and market SVAC-based video surveillance products; (ii) setting up joint ventures with local companies to develop, produce, and market surveillance video and audio coding SVAC-based surveillance security products and related video sensing and intelligence applications; and (iii) participating in government procurement for SVAC-based video surveillance products and services. As a result of the successful execution of such marketing strategies, the first phases of the SVAC-based video surveillance system projects in Taiyuan, Shanxi Province, Baoding, Hebei Province and Ziyang, Sichuan Province have been completed and accepted by the customers. The second phase of the SVAC-based video surveillance system projects in Taiyuan is under construction. We are also developing similar projects in Lanzhou, Gansu Province, Handan, Hebei Province, Maoming, Guangdong Province and Chenzhou City, Hunan Province, etc.

In addition to using video processors produced by us in our video surveillance solutions business, we sell our video processor products through both our direct sales staff and authorized sales representatives. Our direct sales staff is located in Beijing, Shenzhen, and Taipei, covering major regional markets in mainland China and Taiwan. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized sales representatives also plays important roles in our sales, in particular in the Taiwan, South Korea and mainland China markets, where many of our principal customers are located. We intend to expand our sales and marketing network to develop new customers in Asia. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales. Our time-to-market typically ranges from three to six months for our PC camera processors and video surveillance processors and may be significantly longer for first-time customers. We have taken steps to promote our video surveillance processors. In particular, we have taken active steps in promoting the implementation of SVAC standard and the establishment and operation of the SVAC Alliance. We believe these activities, in addition to our research and development activities with respect to video surveillance processors, has helped us promote our video surveillance processor business as well as video surveillance solutions business.

We believe that the above activities have been instrumental in promoting our products and brand name in the video surveillance solutions market and video processor market.

Manufacturing

We have established assembly lines and a test center in Tianjin, Fuzhou, and Taiyuan for our video surveillance solutions business, which produce all of our video recorder products (including NVR, DVR and SVR) and some of our IP camera products. We also use OEMs, for example, Shenzhen Jabsco Electronic Technology Co. Ltd., when there is a large demand for our video surveillance solutions products. In addition, in May 2013, Vimicro Tianjin completed the construction of a facility for the research, development and production of digital high-definition video surveillance products. We are in the process of applying for the necessary governmental approvals to utilize this facility.

By the end of 2014, we have completed construction and implemented one Class-1000 air cleanliness workshop and six assembly lines in Taiyuan for video surveillance solutions business. All of the Taiyuan facilities are used to produce IP camera products. We have also established SMT lines in Taiyuan for video surveillance solutions business, which produces PCBAs of IP camera products.

We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our video processors. By utilizing third-party foundries to produce silicon wafers for our video processors, we are able to focus more of our resources on product design and eliminate the high cost of building and operating advanced semiconductor fabrication facilities. The bulk of our video processors are manufactured with 65 nanometer and 55 nanometer CMOS process technologies. We periodically negotiate with these third-party foundries to establish price, volume, timing and other terms.

We have historically purchased substantially all of our silicon wafers from TSMC in Taiwan, and SMIC, in China, both of which are leading foundries in the world. We usually order sufficient processors each quarter in advance to ensure that we have sufficient supply to support our current and planned sales growth. As the price of our raw materials has been stable in recent years and due to our long-term relationships with these foundries, we have enjoyed consistent pricing in the past. We have the ability to negotiate our price each quarter or every half year when we order our products for the subsequent quarter or half year. We work closely with these foundries in order to achieve high manufacturing yields in the fabrication process, which is an important aspect of our cost control efforts.

We have developed our own automatic testing process for mixed-signal semiconductors and outsource most of our assembly and testing requirements to independent assembly and testing houses. We engage ASE and SPIL for our assembly and testing requirements. We have also designed and incorporated on-chip test circuits into some of our video processor products. We use BGA or CSP packages with customization for all of our products. We currently meet our entire mixed-signal semiconductor testing requirements through the use of logic testing equipment. For cost reduction purposes, we continue to evaluate the relative costs and benefits of outsourcing the testing of our mixed-signal semiconductors.

Quality Assurance

We manage and strive to ensure product quality standardization and quality improvements of our video surveillance solutions throughout all stages of the design and manufacturing process. We monitor and test product functionality to ensure that the products will satisfy the customers’ requirements and demands. We have also developed a system to manage the documentation of the production cycle, including documentation for the management of suppliers, raw material, manufacturing and assembly testing, and documentation relating to product performance inspection, product aging evaluation and the quality of finished products to be delivered. We are ISO 9001 certified for our quality system and CQC certified for product safety.

For our video processor products, we also focus on product quality throughout all stages of the design and manufacturing process. Our designs are subject to extensive circuit simulation before being committed to test manufacturing. In an effort to reduce production costs, we commit a new product to volume production only after sample wafers are fabricated and sample processors are manufactured, packaged and tested. We qualify each of the foundries and assembly and testing companies we use through a series of industry standard product stress tests, as well as an audit and an analysis of their quality assurance systems and, in the case of foundries, their manufacturing capability. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from these foundries and assembly and testing companies. We closely monitor foundry production for consistent quality and reliability. Our foundries have been certified with ISO 9001 for the quality system used in manufacturing our video processor products.

Intellectual Property

Our overall business relies on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. We design substantially all of our video processors in-house and use our proprietary video processors in our video surveillance products which are integrated in the video surveillance solutions provided to our customers.

As of December 31, 2014, we had 659 registered patents and 334 pending patent applications in China, 39 registered patents and 75 pending patent applications in the United States, one registered patent and six pending patent applications in Taiwan and three pending patent applications in South Korea. Our issued patents and pending patent applications relate primarily to technology we developed for our video processors and video surveillance solutions. As of December 31, 2014, we registered 96 trademarks in China, two of which were registered as international trademarks in the Madrid system, including a trademark that incorporates our English name “Vimicro”. We have registered our domain name www.vimicro.com with ChinaDNS.

Competition

In the video surveillance solutions market, competition is largely based on price, product quality, distribution capability and after-sales services. The video surveillance industry in China is highly competitive, with a large number of domestic players engaging in the business of designing, manufacturing and installing video surveillance products. We also face competition from international companies since China’s entry into the World Trade Organization in 2001. Due to the rapid growth of the market and increasing demand for customized products, we believe that the video surveillance market in China will remain competitive with a large number of companies offering differentiated products targeting different customers.

A significant part of the technical functions of the video surveillance solutions and systems involves video capturing, compression, transmission, storage, processing, display and video analysis. Leveraging our video processor technologies, we have expanded our business into the video surveillance solutions market, where we face competition mainly from companies such as Sony, Samsung, Hikvision Digital Technology Co., Ltd, Zhejiang Uniview Technology Co., Dahua Technology, and Axis.

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

In the video surveillance processor market, we mainly face competition from Texas Instruments Incorporated, Ambarella Incorporated and HiSilicon Technologies Co. In the PC camera processor market, we face competition primarily from ALi Corporation, EMPIA Technology Inc., Sonix Technology Co., Ltd. and Sunplus Technology Industrial Corp. We also face competition from large, diversified semiconductor vendors such as Realtek and Ricoh.

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

REGULATION

This section summarizes the most significant PRC regulations governing our business in China.

Regulations on Security Surveillance Products and Solutions

The principal regulations governing our security surveillance products and solutions include:

•	Product Quality Law of the People’s Republic of China (2000), as amended; and

•	Administrative Measures on Security Technique Precaution Products (2000), or the Precaution Products Rules.

Pursuant to the Precaution Products Rules, security technique precaution products shall refer to the specialized products that are listed in the Security Technique Precaution Products list and used for the purpose of preventing the State, group and personal property and personal safety from being infringed by means of robbery, theft, explosion and other illegal activities. For the security technique precaution products, the industrial products manufacturing licensing system, the security certificate system and the manufacturing registration system are applied to the administration of security technique precaution products. One of the above systems shall be applied to the security technique precaution products of the same kind.

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

Preferential Taxation Policies

Promulgation of PRC New Income Tax Law. In March 2007, the National People’s Congress adopted the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise, administrative regulations, and circulars with equivalent effect shall be subject to transitional rules to gradually change their rates to 25%. Certain qualified “high and new technology companies” may be entitled to a 15% preferential tax rate if they meet the definition of “high and new technology enterprise” set out in the Implementation Rules of the New EIT Law. The Implementation Rules of the New EIT Law as well as a series of clarification rules were promulgated by the State Council and the taxation authorities in December 2007 and early 2008. On April 14, 2008, the Measures on the Qualification of High and New Technology Enterprises were promulgated. In accordance with these laws and rules, the preferential tax rates granted to PRC entities that previously qualified as “high and new technology enterprises” will not automatically be applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules, and relevant working guidance promulgated by the authorities. Vimicro China was recognized as a “high and new technology enterprise” by the competent government authorities and under the New EIT Law, effective in 2008, it was entitled to a preferential tax rate of 15% for two terms of three years from January 1, 2008. Vimicro China’s application to renew its “high and new technology enterprise” status was duly approved and was listed in the public notice on the official website of the Beijing Municipal Science & Technology Commission in October 2014 and is continuously enjoying a preferential tax rate of 15% for another three years.

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

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the State Development and Reform Commission.

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

In addition, under SAFE’s Circular 37, PRC subsidiaries controlled by offshore special purpose companies beneficially owned by PRC shareholders may be prohibited from making distributions of profits to their offshore parent companies or paying the offshore parent companies proceeds from any reduction in capital, share transfer or liquidation, unless PRC shareholders with a direct or indirect stake in such offshore parent companies make the required SAFE registrations.

SAFE Registration Relating to the Establishment of Offshore Special Purpose Companies and Round-trip Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, which replaced the previous Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment through Offshore Special Purpose Vehicle, or Circular 75.

Under Circular 37, a Special Purpose Vehicle refers to an offshore entity established or controlled, directly or indirectly, by PRC residents for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents through Special Purpose Vehicles, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into a Special Purpose Vehicle, the PRC residents are required to complete foreign exchange registration with the SAFE or its local branches.

PRC residents who have contributed legitimate domestic or offshore interests or assets to Special Purpose Vehicle but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such Special Purpose Vehicle with SAFE or its local branch. Moreover, such PRC residents must also amend such registration form in the event of any significant changes with respect to the Special Purpose Vehicle, ,such as any major change of the offshore special purpose company’s PRC Resident shareholder, name of the offshore special purpose company, term of operation, or any increase or decrease in investment amount, share transfer or exchanges, and mergers or divisions.

C.	Organizational Structure

The following diagram illustrates our corporate structure, place of incorporation and ownership interest as of March 23, 2015:

(1)	We do not control Zhongtianxin and our investment in Zhongtianxin is accounted for using the equity method.

See “Item 4. Information on the Company—A. History and Development of the Company” for detailed information of our current significant subsidiaries and affiliated entities

D.	Property, Plant and Equipment

For our video surveillance products, we have established assembly line and test centers in Tianjin, Fuzhou and Taiyuan where we produce our video recorder products (including NVR, DVR and SVR) and some of our IP camera products. For video processors, including video surveillance processors and PC camera processors, we develop our proprietary designs and provide them to third-party foundries to produce video with procured silicon wafers. Therefore, we do not have manufacturing facilities of our own for video processors.

In May 2009, Vimicro Tianjin obtained the land use right for a parcel of land with a gross land area of 34,418 square meters in the Tianjin Economic-Technological Development Area, or TEDA, from the local governmental authority in Tianjin. In May 2013, Vimicro Tianjin completed the construction of facilities for the research, development and production of digital high-definition video surveillance products and solutions on the land. The facility is expected to pass the comprehensive inspection by relevant authorities in May 2015.  The facilities are currently ready for their intended use Vimicro Tianjin plans to lease non-self-use premises to unrelated third parties. The property ownership certificate is expected to be obtained in the middle of 2015. We may plan for additional development projects on this parcel of land based on our operational needs.

Our principal executive offices are located on premises comprising approximately 4,483 square meters in Beijing, China. We have regional offices in Shanghai, Jiangsu, Tianjin, Guizhou, Shanxi, Fujian, Guangdong, Hong Kong, Taiwan, San Diego and Silicon Valley, California. We lease substantially all of our premises from unrelated third parties. We currently lease approximately 3,795 square meters of space in Tianjin as manufacturing facilities and office building for our video surveillance solutions business. We believe that we will be able to obtain adequate facilities for research, development and manufacturing by constructing our own property or leasing from others to accommodate our future expansion plans.

Construction of new corporate headquarters

In February 2010, Vimicro China entered into an agreement with Beijing Municipal Bureau of Land and Resources to acquire the land use right for 5,046 square meters of land from Beijing local government, which we expect to use as Vimicro China’s new headquarters as well as for research and development activities. The aggregate consideration for the acquisition of the land use right is RMB39.1 million ($6.2 million). Pursuant to an agreement entered into in December 2006 between Vimicro China and Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, the former holder of this land use right, Vimicro China shall assign 35% of the floor area of the office building to be constructed on the Beijing Land to Xinhua Agricultural as compensation in kind for the expropriation of the land upon the completion of the construction of the office building. As the costs associated with the title transfer of the floor area of the office building to be constructed on the Beijing Land may be too high, we have been seeking possible alternative plans such as co-developing with Xinhua Agricultural or other feasible methods to reduce such costs. However, any of the proposed projects relating to land developments and compensation to former land owner are subject to relevant governmental approval. The governmental authorities may request us to modify the development plan or the floor area assignment plans of such projects, which may result in uncertainties as to acquisition of the Beijing Land, the total parcels of construction site areas, the compensation to the former land owner and the related costs, as well as the total cost for the project. We expect to commence construction of the project upon receipt of the land use right certificates for the land.

Construction of property held by Vimicro Jiangsu

Vimicro Jiangsu holds certain land use rights to the Xuzhuang Land, which was originally planned for the construction of a property project relating to research and development activities for our non-core IC businesses. The construction was required to commence prior to December 31, 2010. However, Vimicro Jiangsu was unable to commence the construction on a timely basis and had sought to dispose of the Xuzhuang Land to VMF Consulting. However, we were not able to obtain the necessary approvals. As a result, we decided to construct the property for our video surveillance solutions business with permission of the local government.

In June 2012, Vimicro Jiangsu entered into an agreement with the Administrative Committee of Nanjing Xuzhuang Software Industrial Base, or the Xuzhuang Base Committee, whereby the Xuzhuang Base Committee agreed to (i) assist Vimicro Jiangsu in developing a facility on the Xuzhuang Land, and (ii) guide and assist Vimicro Jiangsu in selling units of that facility that Vimicro Jiangsu does not utilize. This agreement was supplemented by an agreement in August 2013. Pursuant to this supplemental agreement, the Xuzhuang Base Committee pledged to use their best effort to secure qualified buyers for the property units to be built on the Xuzhuang Land. The Xuzhuang Base Committee will be entitled to receive the excess from the disposition of the units over an amount specified in the contract. In addition, if the Xuzhuang Base Committee fails to complete the sale of the property by a certain date, we may require them to purchase the units at a price specified in the contract. We rely on the assistance of the Xuzhuang Base Committee to search for potential qualified buyers, and the terms of the relevant sales agreements will need to be approved by the Xuzhuang Base Committee. In addition, when we sell either entire buildings or units within buildings, we will need to obtain consent from the Nanjing Bureau of Land and Resources, or the Bureau, in order to complete the sale and for the purchaser to receive the necessary ownership certificate.

In December 2012, Vimicro Jiangsu entered into an agreement with Nanjing Xuanwu District State-owned Assets Investment & Management Holding (Group) Co., Ltd., or the Management Co., an entity affiliated with the Xuzhuang Base Committee, whereby the Management Co. agreed to purchase an office building to be built on the Xuzhuang Land and for a pre-agreed price upon the completion of construction. A purchase down payment of RMB5.0 million ($0.8 million) was made in April 2013, and another payment of RMB15 million ($2.5 million) was made in May 2013 by the Management Co., which can only be applied for the costs and expenses in relation to the construction project.

In November 2013, Vimicro Jiangsu entered into a supplemental agreement with the Bureau. Pursuant to this agreement, we agreed to commence construction before May 2014 and complete construction before May 2016. We also paid a security deposit of RMB1.8 million ($0.3 million) to the Bureau, RMB0.9 million ($0.15 million) of which we will receive upon timely commencement of the project and RMB0.9 million ($0.15 million) of which we will receive upon timely completion of the project. We have missed the commencement date of such construction by two months upon the issuance of the construction license in July 2014 by the local government. Since the construction license was issued a couple of months later than the date we completed the construction preparation work, the Committee agreed to negotiate with the Bureau on the return of the deposit of RMB0.9 million ($0.15 million) to Vimicro Jiangsu. However, we cannot guarantee the result of such negotiation.

In March 2014, Vimicro Jiangsu entered into a construction contracting agreement with Jiangsu International Economic Technology Cooperation Group Co. Ltd., or the Contractor. Pursuant to this agreement, the Contractor agreed to construct the facility according to our specifications and procure our approval for any subcontracting. The total consideration under the contract is RMB259.6 million ($42.9 million) and contains customary provisions requiring the Contractor to compensate us for delays and damages. According to the agreement, we agreed to make progress payments at specific stages equivalent to 75% of the price for the then-completed portion of the construction project. We will make such payments upon (i) completion of the foundation, (ii) completion of building main structure and passing of quality check, (iii) completion of 50% of the finishing work and installation, and (iv) completion of all construction work and passing of quality check. Within 14 days after filing of the completed construction and approval of the construction price, we will pay the difference between 95% of the approved construction price and the total amount we will have paid through progress payments. The remaining 5% of the construction price will be retained by us as a quality assurance fund, which we can keep for two years. The term of the contract is from March 2014 to November 2015.

In January 2015, the main structures of 13 buildings have been completed and are expected to pass completion acceptance by the middle of 2016 and the three buildings are under piling foundation. The property ownership certificates will be obtained in due course.

Apart from the office building sold to the Management Co. in December 2012, we entered into contracts to construct and sell four more buildings in April 2014, August 2014, December 2014 and January 2015, respectively, to the following companies: (i) Nanjing Meidong Hanwei Technology Co., Ltd., for a total consideration of RMB 62.7 million ($10.1 million); (ii) Nanjing Zhongna Construction Engineering Co., Ltd. and Nanjing Juxiang Wire and Cable Co., Ltd.(Co-owners), for a total consideration of RMB 43.5 million ($7.0 million); (iii)Jiangsu Qinshantang Investment Co., Ltd., for a total consideration of RMB 53.5 million ($8.6 million); (iv) Jiangsu Newcom Optical & Electrical Communication Co., Ltd., for a total consideration of RMB 43.2 million ($7.0 million). As of January 31, 2015, Vimicro Jiangsu had received payment of RMB 89.4 million ($14.4 million), representing approximately 35% of the total price of these five buildings, of which RMB 47.9 million ($7.7 million) were paid in 2014. We expect RMB131 million ($21.1 million), representing approximately 52% of the total price for the five buildings, to become due and payable by the end of 2015.

To fully perform the terms set out in these agreements, Vimicro Jiangsu still needs to reach agreements with, and obtain regulatory consent and approvals from, Xuzhuang Base Committee, the Bureau and other local regulators, including the conversion of the land use rights to allow such development activities and disposition of facilities and buildings to be built on the Xuzhuang Land. The time and procedures for obtaining the above-mentioned consents and approvals by the PRC regulatory authority may be subject to significant uncertainty and there is no assurance that we may receive the approvals, develop the project or otherwise complete the disposal using other options on a timely basis, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to risks relating to our development of parcels of on land located in Beijing and Nanjing.”

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

Overview

We are a leading video surveillance technology and solutions provider in China. We design, develop and market video surveillance technology and solutions packages in China. We provide our customers with solutions and comprehensive products ranging from front-end IP cameras to back-end software platform propelled by its proprietary chip and algorithm technology. Our products support a broad range of standards, platforms and components in order to facilitate our customers’ designs and their assembly and supply chain management processes. We believe the expansion of our video surveillance solutions business will benefit from China’s growing demand in the video surveillance industry. Our video processor business is comprised of the design, development and marketing of mixed-signal semiconductor products. These mixed-signal semiconductor products are used in both PC/notebooks and surveillance products.

We currently derive a majority of our revenue from video surveillance solutions based on core technologies we have developed in response to market demand. We generated net revenue of $71.2 million, $64.5 million and $100.4 million in 2012, 2013 and 2014, respectively. Our gross profit amounted to $26.0 million, $22.4 million and $39.1 million in 2012, 2013 and 2014, respectively. We incurred a net loss attributable to Vimicro International Corporation of $0.6 million and $8.4 million in 2012 and 2013 respectively. We generated net profit attributable to Vimicro International Corporation of $4.7 million in 2014. Fluctuations in our operating results make the prediction of future operating results difficult. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

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

Growth of Our Video Surveillance Solutions Business. Our video surveillance business has grown significantly and is our core business. As part of our growth strategies and in order to continue our efforts to focus on our core business, we disposed our IC business in 2010 and mobile phone multimedia processor business in 2011. Thereafter, we have allocated additional financial and other resources for the growth of our video surveillance business. For example, in 2012, we invested in Zhongtianxin to invest in and develop our video surveillance business in Shanxi province. We expect revenues from the video surveillance business to continue to grow. Our business and profitability significantly depends on the growth and success of our video surveillance business, which in turn depend on, among other things, the demand for our solutions and products, our sales and marketing efforts and the general conditions in the industry in which we operate.

Product Mix and Pricing. Our gross profits margins have historically fluctuated and are expected to continue to fluctuate due to several factors, including changes in our product mix, the per-unit cost and the average selling price for our products. Our video surveillance business is expected to represent an increasing proportion of our gross profits, which may continue or even exacerbate such fluctuation because such business relies on a smaller number of large contracts and its revenue depends on the delivery and installation schedules. We expect to continue to face price pressure for our products as average selling prices for semiconductor products generally decline over time. However, the price decline may be mitigated by our developing and marketing successive generations of products with lower unit costs than prior generations. In order to maintain or improve our gross profit margins, we need to continue to introduce new products, increase sales volumes and reduce unit costs.

Ability to Secure Contracts and Customers. Our video surveillance business relies on a smaller number of large contracts and customers. Accordingly, our ability to maintain and expand relationships with current customers and to secure new customers for our video surveillance business will affect our revenue and profitability. Additionally, video processors are characterized by a lengthy time-to-market, which is the interval between product development and initial volume sales. The time-to-market typically ranges from three to six months for our surveillance processors and PC camera processors and may be significantly longer for first-time customers. Our lengthy time-to-market makes it difficult for us to forecast our revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product.

Research and Development. In order to increase our sales and gross profit margin, we have invested significant resources in research and development to enhance our technology and improve and develop products. In 2012, 2013 and 2014, our research and development expenses amounted to $8.9 million, $11.6 million and $9.2 million, representing 12.5%, 18.0% and 9.1% of our net revenue, respectively. We expect our research and development expenses to continue to increase as we develop new products and recruit research and development staff for our business operations.

Ability to Control Operating Expenses. We strive to control our operating expenses. Our operating expenses increased from $31.7 million in 2012 to $33.3 million in 2013, and increased to $33.9 million in 2014. As we have expanded in the growing video surveillance solutions business, our operating expenses, particularly those incurred in connection with our research and development activities, have increased and we expect the expenses will continue to increase over time. In addition, as most of our operating expenses are denominated in RMB, we expect our operating expenses to continue to increase if the RMB continues to appreciate against the U.S. dollar, our reporting currency.

Discussion of Segment Operations

We manage our operations through the following two operating segments:

• Video surveillance solutions business, which refers to entities and business activities that have been primarily engaged in the design, manufacture and sale of video surveillance solutions and products and provision of related services (excluding the video processor products used in video surveillance solutions); and

• Video processors business, which refers to entities and business activities that have been primarily engaged in the design, manufacture and sale of video processors, including the video processors used in video surveillance solutions and PC camera processors.

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

	For the Year ended December 31
	2012	2013	2014
	(in thousands of U.S. dollars)

Net revenue
Video surveillance solutions business	17,760	43,791	85,084
Video processor business	53,435	22,078	16,905
Intersegment elimination(1)	(8)	(1,344)	(1,546)

Total net revenue	71,187	64,525	100,443

Cost of revenue
Video surveillance solutions business	14,551	29,243	54,933
Video processor business	30,603	14,242	7,966
Intersegment elimination(1)	(8)	(1,344)	(1,546)

Total cost of revenue	45,146	42,141	61,353

Gross profit
Video surveillance solutions business	3,209	14,548	30,151
Video processor business	22,832	7,836	8,939
Intersegment elimination(1)	—	—	—

Total gross profit	26,041	22,384	39,090

(1)	Intersegment elimination relates to our intra-group sales of video surveillance solutions and video processor products.

Overview of Financial Results

We evaluate our business using a variety of key financial measures discussed below.

Net Revenue

We generate revenue from our video surveillance solutions business and video processor business. Our video surveillance solutions business has become our core business and generating an increasing proportion of our net revenue. In 2012, 2013 and 2014, net revenue from our video surveillance solutions business were $17.8 million, $43.8 million and $85.1 million, representing 24.9%, 67.9% and 84.7% of our net revenue before intersegment elimination, while net revenue from our video processor business were $53.4 million, $22.1 million and $16.9 million, representing 75.1%, 34.2% and 16.8% of our net revenue before intersegment elimination. Our video surveillance solutions business depends on a limited number of projects and customers and its revenue depends on the delivery and installation schedule of projects. As a result, net revenue from this business segment may fluctuate significantly from period to period, even though we expect this business segment to grow in the next few years. Our net revenue is presented after a deduction of business taxes and related surcharges incurred in connection with our operations in China. The following table sets forth our net revenue derived from various business segments and lines, in amounts and as percentages of total net revenue for the periods indicated.

	For the Year Ended December 31,
	2012(1)		2013		2014
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(In thousands of U.S. dollars, except percentages)
Net revenue:
Video surveillance solutions	17,760	24.9	43,791	67.9	85,084	84.7
Video processors
PC camera processors	48,778	68.5	20,401	31.6	14,719	14.6
Surveillance processors	4,233	6.0	1,670	2.6	2,186	2.2
Other products	424	0.6	7	-	-	-
Sub-total	53,435	75.1	22,078	34.2	16,905	16.8
Intersegment elimination(1)	(8)	—	(1,344)	(2.1)	(1,546)	(1.5)
Total net revenue	71,187	100.0	64,525	100.0	100,443	100

(1)	Intersegment elimination relates to our intra-group sales of video surveillance solutions and video processor products.

Substantially all of our revenues are derived from customers based in Asia. We anticipate that most of our revenues will continue to be derived from sales to our customers based in Asia. However, we believe that a significant number of PC cameras designed and manufactured by our customers are sold to end users outside of the Asia-Pacific region. The following table sets forth our net revenue by country of domicile of the entities for the periods indicated.

	Years ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Net revenue:
Mainland China	18,186	44,115	84,978
Hong Kong	53,001	20,410	15,465
Total net revenue	71,187	64,525	100,443

Net revenue from third party customers amounted to $70.3 million, $42.4 million, $44.2 million for the years ended December 31, 2012, 2013 and, 2014, respectively. Third party transactions took 99%, 66%, 44% of total revenue in 2012, 2013 and 2014.

Revenue from mainland China increased by $40.9 million, or 92.6%, from 2013 to 2014. This corresponded with a decrease in revenue from Hong Kong of $4.9 million, or 24.2%. These shifts reflected the increased revenue contribution from our video surveillance solutions business for which the majority of customers are located within mainland China. The majority of our video processor customers are located outside mainland China.

Cost of Revenue and Gross Profit Margin

Our cost of revenue for our video surveillance solutions business primarily consists of cost of hardware and software, costs of installation, maintenance and other services, and warranty cost. In 2012, 2013 and 2014, cost of revenue for our video surveillance solutions business was $14.6 million, $29.2 million and $54.9 million, and gross profits margin was 18.1%, 33.2% and 37.3% after intersegment elimination.

Our cost of revenue for our video processors business primarily consists of costs associated with fabrication of wafers, assembly, testing and shipping of our video processors, amortization of costs associated with production masks, tooling and costs of third-party products that we sell to our customers, and, for surveillance business, the cost of hardware and software, installation and other services and warranty costs. As we do not have long-term, fixed supply agreements with third-party foundries and assembly and testing companies, our costs for wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market. In 2012, 2013 and 2014, cost of revenue for our video processor business was $30.6 million, $13.9 million and $8.0 million, and gross profits margin was 42.7%, 37.8% and 48.1% after intersegment elimination.

In 2012, 2013 and 2014, our total cost of revenue after intersegment elimination was $45.1 million, $42.1 million and $61.4 million, respectively, and gross profits margin was 36.6%, 34.7% and 38.9%, respectively.

The Chinese video surveillance market has entered into a period of rapid growth evidenced by increasing market demand and increasing number of competitors that heavily invest in this industry. The gross margin of our video surveillance solutions business increased by 4% in 2014 as compared to 2013, mainly due to the increase in revenue without proportional increase in the cost of revenue, and to the several higher margin government surveillance projects we got in 2014 through sales to Zhongtianxin with average gross margin of 45%. Due to the lengthy payment cycle of large-scare government surveillance projects, the pricing and therefore the gross margin of those projects are higher than other surveillance projects, because the contractors take into consideration of the capital costs to construct projects before receiving payments. The scale of our video processors business is declining because we have adjusted our strategic focus based on general industry trends. However, the gross margin of our video processors business increased by 10% in 2014 as compared to 2013, primarily due to the reduction of sales of low margin products. We have reduced the prices of many of our products in the past to meet market demand, especially in the video processor segment and expect that we will continue to face market-driven pressures on the pricing of our products in the future. As a result, the pricing pressure may become more intensive in the future. As our business expands, we plan to focus on improving the scale of production and improving production efficiency in our video surveillance solutions business. In addition, we expect to realize relatively higher levels of pricing for any new, innovative or enhanced products we may introduce from time to time. However, there is no assurance that we may do so on a timely basis, if at all, and there is no assurance that we will be able to maintain or improve our gross profit margins in the future.

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

We received grants from authorities in the PRC mostly for our surveillance related research and development activities. Such grants amounted to $13.3 million, $9.0 million and $29.6 million in 2012, 2013 and 2014, respectively. Our research and development expenses have been offset by government grants associated with particular research and development projects that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of $6.7 million, $13.6 million and $12.1 million of these grants to research and development projects in 2012, 2013 and 2014, respectively. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future.

We expect to actively monitor our resources allocated to research and development activities and plan to continue to support our product and solution development activities through a combination of in-house research and development and introduction of technologies and know-how through acquisition or licensing. We intend on maintaining or controlling the research and development expenses in video processor products to focus more resources on our core business lines and our growing video surveillance solutions business.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, bonuses, benefits, advertising, promotions and related costs for sales and marketing personnel, travel and other expenses related to sales and marketing activities, sales commissions to our distributors in Asia and share-based compensation expenses. We expect that our sales and marketing expenses will continue to increase as we continue to grow video surveillance solutions business as our core business, because the growth of such business depends on our ability to maintain and expand our relationship with current customers and to secure new customers. We intend on maintaining or controlling sales and marketing expenses in video processor products to focus more resources on our core business lines and our growing video surveillance solutions business.

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs for administrative personnel, travel, lease and other expenses for general and administrative purposes, share-based compensation expenses, as well as costs for outside services, including legal and accounting services. We intend on maintaining or controlling general and administrative expenses in video processor products to focus more resources on our core business lines and our growing video surveillance solutions business.

Share-based Employee Compensation

In 2012, 2013 and 2014, we recognized a total of $2.1 million, $1.8 million and $1.7 million, respectively, of share-based employee compensation expenses.

We adopted a 2004 share option plan, or the 2004 Plan, and granted a total of 2,701,200 options to our employees under the 2004 Plan in 2005. Our board of directors and shareholders also adopted a 2005 share incentive plan, or the 2005 Plan. For a description of the 2004 Plan and 2005 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.” As of December 31, 2012, 2013 and 2014, 31,754,037, 34,387,361 and 37,331,361 options, respectively, were granted to employees under the 2005 Plan. Nil, 597,260 and 531,132 non-employee share options were granted in the years ended December 31, 2012, 2013 and 2014, respectively.

We have adopted Accounting Standards Codification, or ASC, 718 Compensation-Stock Compensation, or ASC 718, with effect from January 1, 2006, under which share-based compensation expense is determined based on the fair value of the share option as of the option grant date. We also granted restricted shares and recognized the resulting share-based compensation expenses under ASC 718. Our share-based compensation expense decreased in 2014 as compared to 2013 and 2012, as (i) all share options that we initially granted to certain key employees have become vested, and (ii) we granted less awards in 2014 compared to previous years. We may continue to grant share-based awards in the future.

As of December 31, 2014, we had approximately $3.1 million in unrecognized share-based compensation expenses related to share options under the straight-line method. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.76 years. As of December 31, 2014, we had no unrecognized share-based compensation expense related to restricted shares. To the extent the actual forfeiture rate is different from original estimates, actual share-based compensation related to these awards may be different from the expectation.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.  The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

PRC

Enterprise Income Tax. PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In March 2007, the National People’s Congress adopted the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws, administrative regulations, as well as circulars with equivalent effect, shall be subject to transitional rules to gradually change their rates to 25%. The New EIT Law and the related Implementation Rules also provide a preferential tax rate of 15% to enterprises that qualify as “high and new technology enterprises.” In accordance with the Implementation Rules of the New EIT Law, the preferential tax rate treatments granted to PRC entities that previously qualified for “high and new technology enterprises” will not automatically be applicable under the new tax regime unless they qualify as “high and new technology enterprises” pursuant to the New EIT Law, its Implementation Rules and relevant working guidance promulgated by the government authorities. Vimicro China was recognized as a “high and new technology enterprise” by the relevant government authorities under the New EIT Law, and was entitled to a preferential tax rate of 15% for the three years from 2011 to 2013. In 2014, Vimicro China resubmitted applications for qualification as a “high and new technology enterprise”, which was approved in October 2014. Therefore, Vimicro China was entitled to a 15% income tax rate for the year of 2014.

In 2012, Vimicro Guiyang had been qualified as a Software Enterprise, therefore Vimicro Guiyang is entitled to preferential tax policy, according to which Vimicro Guiyang is exempted from income tax rate for years 2014 and 2015 since 2014 was the first year Vimicro Guiyang generated taxable profit, and Vimicro Guiyang will be entitled to a 50% tax reduction in its income tax rate from 2016 to 2018 under the New EIT Law.

In July 2014, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Enterprise Income Tax Preferential Policies and Preferential Directory Business of Guangdong Hengqin New Area, Fujian Pingtan General Experimentation area, Shenzhen Qianhai Shengang cooperation area of Qianhai modern service industry, or Circular 26, pursuant to which Vimicro Guangdong was entitled to a preferential income tax rate of 15% in 2014 given that it is located in Guangdong Hengqin New Area. It may also enjoy a favorable income tax rate of 15% from 2015 to 2020 based on a review of local tax bureau annually.

Under the New EIT Law, an enterprise established outside of the PRC with effective management located in the PRC, is considered a Chinese tax resident enterprise and will normally be subject to the PRC enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that our company or any of our subsidiaries registered outside the PRC should be deemed a resident enterprise, its worldwide income will be subject to PRC income tax at a tax rate of 25%.

Furthermore, under the New EIT Law, dividends payable by a foreign investment enterprise to its foreign non-resident enterprise investors that were derived from income after January 1, 2008, are subject to a 10% withholding tax, unless such foreign investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax. The Cayman Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, the 10% withholding tax imposed on our dividend income received from Vimicro China, our PRC subsidiary, would reduce our net income and have an adverse effect on our operating results. The New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends that we receive from Vimicro China may be exempted from income tax. Based on a review of surrounding facts and circumstances, we do not believe that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes..

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

Value-added Tax According to PRC value-added tax, or VAT, policy, all entities and individuals engaged in the sales of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC are taxpayers for VAT and shall pay VAT in accordance with the VAT regulations. Vimicro China, Vimicro Tianjin and Vimicro Guiyang as general taxpayers are subject to an output VAT at 17% of the selling price of products sold to customers in China, while the purchase of products by Vimicro China, Vimicro Tianjin and Vimicro Guiyang are subject to an input VAT at the rate of 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT. On November 5, 2008, the PRC State Council passed The Provisional Regulations of the People’s Republic of China on Value-Added Tax, or New VAT Law. In accordance with the New VAT Law and its Implementation Rules, which became effective as of January 1, 2009, input VAT on fixed asset purchases for further production purpose are included in the input VAT for VAT payable purposes.

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

United States

Income Tax. Viewtel, our subsidiary in the United States, is subject to state income tax and federal income tax in the United States at varying tax brackets, depending upon taxable income levels. In general, corporations with taxable income of less than $0.4 million receive partial benefit from the graduated rates of 15% and 25% that apply to the first $0.08 million of taxable income. Viewtel incurred an income tax benefit of approximately $5,000 in 2012, and income tax benefit of approximately $2,000 and $8,000 in 2013 and 2014, respectively.

Hong Kong

Profits Tax. Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business.

Vimicro Hong Kong, the Hong Kong subsidiary of Vimicro China, has filed non-taxable offshore claims in its Hong Kong profits tax returns since the year of assessment 2005/2006 (for the assessment year ended December 31, 2005). In December 2009, the Hong Kong Inland Revenue Department issued the Departmental Interpretation and Practice Notes No. 21(Revised) to redefine the locality of profits. We believe Vimicro Hong Kong has technical grounds to claim that its profits are sourced offshore from Hong Kong and, where duly substantiated by documentation, it is more likely than not that Vimicro Hong Kong’s offshore claim would be accepted by the Hong Kong Inland Revenue Department and the profits of Vimicro Hong Kong would therefore not be subject to Hong Kong profit tax. In November 2012, Vimicro Hong Kong obtained a notice of no tax adjustment for the years from 2005/06 to 2008/09 and a Notice of Revised Assessment and Refund of Tax for 2004/05 and Notice of Provision Tax for 2005/06 from the Hong Kong Inland Revenue Department. As such, Vimicro Hong Kong’s offshore claims for such periods have been accepted by the tax authorities in Hong Kong. Vimicro Hong Kong submitted the Profits Tax Return to the Inland Revenue Department, which responded by stating that there were no profits chargeable to Profits Tax for the assessment years of 2010/11, 2011/12, 2012/13 and 2013/14 in Hong Kong, as there has been no change in its business model since 2009.

Pursuant to the New EIT Law and related implementation rules effective from January 1, 2008, if Vimicro Hong Kong is deemed to be a PRC tax resident, it will be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to clarify resident status determination, post-determination administration, as well as competent tax authorities. As a result, we believe that Vimicro Hong Kong is more likely than not to be deemed as a PRC tax resident and subject to the PRC EIT rate of 25% on its worldwide income. In 2011, Vimicro Hong Kong reversed PRC income tax expenses related to continuing operations of $0.1 million and $0.2 million for the years ended December 31, 2009 and 2010, and we recognized $0.3 million, $0.7 million and nil of PRC income tax expenses related to continuing operations for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Revenue Recognition

We recognize revenue from the sales of products and rendering of services when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title, the fees being fixed or determinable and collectability being reasonably assured, as prescribed by ASC 605, Revenue recognition, or ASC 605.

Video Surveillance Solutions

The video surveillance solutions are generally comprised of hardware with essential software and separate installation. The hardware and software components generally include a digital video recorder, camera, server, personal computers and the proprietary software of ViSS with other third party software that supports the operating system. Our software products are bundled together with hardware products so that the software components and non-software components function together to deliver the products’ essential functionality. We market and sell an integrated platform for a unified surveillance, storage and management solution. If the hardware does not contain the software, the video surveillance solutions cannot be separately marketed and sold to customers. Therefore, the video surveillance solutions are excluded from being accounted for under software revenue recognition guidance. In addition, we also provide installation services, which includes software testing and equipment set up for the monitoring room. The successful completion of our obligations under these arrangements is often subject to delivery acceptance, satisfactory testing and approval of such products and services. These sales arrangements do not include any general rights of return provisions.

The hardware, software and installation in video surveillance solutions arrangements are considered multiple accounting units in accordance with ASC 605. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price.

The relative selling price method is based on the selling price of vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, if VSOE is not available, or management’s estimated selling price, or ESP, if neither VSOE nor TPE is available for the delivered items. We use the estimated selling price for each deliverable as neither VSOE nor TPE is available from our relatively short history engaged in the video surveillance solution business. The objective of ESP is to determine the price at which we would transact a sale if the deliverable were sold on a stand-alone basis.

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

For hardware with bundled software used in the video surveillance solutions, revenue is recognized when customer acceptance is obtained, which occurs when the customer acknowledges receipt of goods and the delivered hardware with bundled software meet vendor-specific criteria. For installation services, we recognize revenue after obtaining acceptance of the related services.

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

The cost of video surveillance solutions revenue includes the cost of hardware and software, installation and other services and warranty cost. These costs are capitalized as inventory costs until the related revenue is recognized.

We also sell hardware with bundled software without installation services and software on a standalone basis. Revenue for these arrangements is recognized when customer acceptance is obtained, which occurs when the customer acknowledges receipt of goods and the hardware with bundled software meet vendor-specific criteria. Standalone software sales were insignificant for the periods presented.

We combine a group of contracts and accounts for them as one arrangement if these contracts are entered into at or near the same time with the same customer or related parties.

Warranty obligation is provided based on the estimated future warranty payment when the underlying revenue is recognized.

Video processors

Video processors revenue derives from PC camera processors, surveillance processors and other products. Revenues related to video processors are generally recorded net of business taxes and related surcharges provided all revenue recognition criteria have been met.

We use distributors for sales of video processors. We enter into generally short term arrangements with our distributors, which on rare occasions may include certain obligations, such as acceptance or price protection clauses. The distributors make full payment prior to shipping or enjoy credit terms varied from 30 to 90 days. We do not have a history of providing refunds, discounts or other price concessions in connection with price protection clauses that we may provide to a distributor. We believe that such provisions are within our control and expect any benefits provided to the distributor to be insignificant. As such, we believe that we are able to reasonably estimate price concessions as remote, such that the price is fixed and determinable and revenue is recognized upon delivery of the product sold. When we provide an acceptance provision to a distributor, revenue is not recognized until acceptance has been received. We do not have any other post shipment obligations.

The cost of video processors revenue primarily consists of costs associated with the fabrication of wafers, assembly, testing and shipping of video processors, amortization of costs associated with production masks and tooling and costs of third-party image sensors that we sell to our customers.

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

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately on the balance sheets. Long-lived assets reclassified as held for sale are not depreciated or amortized. The fair value less cost to sell of the long-lived asset or disposal group is evaluated at each end of the reporting period. As of December 31, 2013 and 2014, there was no long-lived asset or disposal group classified as held for sale.

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

Long-term Investments

Long-term investments that the Group holds less than 20% of the investee’s voting stock and does not exert significant influence are accounted for using the cost method of accounting. Long-term investments that do not have readily determinable fair value are carried at cost and are only adjusted for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings since our investment was made. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value then becomes the new cost basis of investment. Cash dividends from the investee are reported as income.

We held 0.1% equity interest in Vimicro Wuxi with a carrying amount of $2 thousand as of December 31, 2012. We disposed 0.1% equity interest of Vimicro Wuxi in September 2013 for $8 thousand to VMF Consulting Company. We beneficially held 18.03% equity interest in Vimicro Qingdao with a carrying amount of nil as of December 31, 2012 and 2013. The investment in Vimicro Qingdao was fully impaired in the year ended December 31 2012. We held 12.03% equity interest in Visiondigi amounting to nil as of December 31, 2012 and 2013. The investment in Vimicro Qingdao and Visiondigi was fully impaired as of December 31, 2012.

Investment in equity investee

Investments in entities over which we hold between 20% and 50% of the equity interest, or over which we have significant influence but does not control are accounted for using the equity method of accounting. Equity accounting involves recognizing our share of the profit or loss for the year in the consolidated statements of comprehensive loss/income. When our share of losses in an investment in an equity investee equals or exceeds its interest in the equity investee, We do not recognize further losses, unless we have incurred obligations or made payments on behalf of the equity investee, which to date we has not. In September 2012, Vimicro China made an investment in and established Zhongtianxin Science and Technology Co., Ltd., or Zhongtianxin, with Shanxi Guoxin Investment (Group) Corporation. We directly holds 49% of equity interest in Zhongtianxin and an additional 2% of equity interest is held by VMF Consulting Company on behalf of Vimicro China as a nominee shareholder. As the non-controlling shareholder has substantive participating rights including the approval of the annual budget, operation and investment plan, appointment, dismissal and remuneration of the board of directors and the general manager according to the Articles of Association of Zhongtianxin, the Company does not have control over Zhongtianxin. Therefore, we adopt the equity method to account for the investment in Zhongtianxin.

We made cash investments of $0.5 million and also contributed intellectual properties, or IPs, with a fair value of $11.8 million, as determined by a third party appraiser, to Zhongtianxin as part of its investment during the year ended December 31, 2013. We made no investment in Zhongtianxin in 2014. All the IPs contributed by the Company to Zhongtianxin was developed by us and the related historical research and development expenditures to develop the IPs were fully expensed in our historical consolidated financial statements. As a result, we recorded the contribution of the IPs to Zhongtianxin at carrying amount, which was nil. We recognized its share of profit of $1.4 million and $3.6 million (adjusted for basis differences between our cost and the underlying equity in net assets of Zhongtianxin and elimination of intra-entity profits or losses on assets still remaining on the books of the investor ) for the years ended December 31, 2013 and 2014, respectively. Our gross profit has eliminated intra-entity revenue and cost that remain on the books of the investee as at year end. When the investment in an equity investee is reduced to zero, elimination of intra-entity profits will be recognized in deferred income from equity investee.

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

Accounts receivable and provision for doubtful accounts

Accounts receivable are stated at the amount we expect to collect. Provisions are made against accounts receivable to the extent that collection is considered to be doubtful. The provision for doubtful accounts charged for the years ended December 31, 2012, 2013 and 2014 was $0.7 million, $0.02 million and $3.7 million, respectively. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any.

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

Impairment of Long-lived Assets

Impairment of Property, Plant and Equipment and Intangibles

We evaluate our property, equipment and software and land use rights or asset group whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying amount of a group of property, equipment and software and land use rights may not be fully recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets or asset group to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets or asset group, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows.

Impairment of Investment in an equity investee

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

Deferred Tax Assets, Liabilities and Valuation Allowance

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from net operating loss carry-forwards, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statements of comprehensive loss/income in the period of enactment.

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

Results of Operations

Comparison of the Year Ended December 31, 2014 and 2013

Net Revenue. Our net revenue increased by $35.9 million, or 55.7%, to $100.4 million in 2014 from $64.5 million in 2013. The increase was primarily due to a $41.3 million increase in the net revenue from our video surveillance solutions business, which reflects a 94.3% increase from 2013 and partially offset by a $5.4 million decrease in net revenue from our video processing business. The increase in revenue from our video surveillance solutions business was related to the growing implementation of our SVAC-compliant technology and solution propelled by our proprietary chips and the continued adoption of SVAC national standard in China, which are considered as our traditional competitive strengths. The decrease in revenue from our video processors business was because we had a strategic shift of our business focus to video surveillance solutions and shut down several loss-making IC businesses.

Cost of Revenue. Cost of revenue increased by $19.3 million, or 45.6%, to $61.4 million in 2014 from $42.1 million in 2013. The increase was primarily due to a $24.1 million increase in cost of revenue from our video surveillance solutions business, which reflects a 82.6% increase from 2013, and partially offset by a $4.9 million decrease in cost of revenue from our video processors business, which reflects a 38.2% decrease from 2013. The increase in cost of revenue for our video surveillance business was due to the increased sales and growth of such business. The decrease in cost of revenue from our video processors business was due to decreased sales to third-parties and increased sales to our video surveillance solutions business.

Gross Profit and Gross Margin. Our gross profit increased by $16.7 million, or 74.6%, to $39.1 million in 2014 from $22.4 million in 2013. Our gross profit margin increased to 38.9% in 2014 from 34.7% in 2013. This increase was related to the growth of our video surveillance solutions business. Our gross profit margin for our video surveillance solutions business was 37.3% in 2014 compared to 33.2% in 2013. The increase in the gross profit margin for our video surveillance solutions business was related to fast-growing video surveillance market. Our gross profit margin for our video processors business was 48.1% in 2014 compared to 37.8% in 2013, primarily due to reducing sales of low margin products.

Operating Expenses. Operating expenses increased by $0.6 million, or 1.8%, to $33.9 million in 2014 from $33.3 million in 2013.

•	Research and Development. Research and development expenses decreased by $2.5 million, or 21.2%, to $9.2 million in 2014 from $11.6 million in 2013. Our gross research and development expenditures before the deduction for government grants relating to research and development activities were $25.2 million in 2013 and $21.3 million in 2014. The decrease in our research and development expenses was mainly due to decreased expenditures in research and development projects contracted with external venders.

•	Sales and Marketing. Sales and marketing expenses increased by $1.4 million, or 14.3%, to $10.8 million in 2014 from $9.5 million in 2013. The increase was mainly due to increase in personnel-related expenses, which was mainly attributable to increased employees hired for video surveillance solutions business

•	General and Administrative. General and administrative expenses increased by $1.7 million, or 14.1%, to $13.9 million in 2014 from $12.1 million in 2013. The increase was mainly attributable to a $2.9 million increase in bad debt expenses , and was partially offset by a (1) $0.5 million decrease in personnel-related expenses in labor cost and operating expenses, such as payroll, welfare, traffic expense, travel expense, entertainment expense, etc., and (2) $0.6 million decrease in consulting fees.

Income Tax Expense. Income tax expense was approximately $0.8 million in 2014, compared to an income tax expense of approximately $0.7 million in 2013. Since the year of 2014 was the first profitable year after 2012 and 2013, the effective tax rate thereof was 36%, compared to negative 7% in 2013.

Other Income. Other income was $1.9 million in 2014, compared to $1.4 million in 2013, the increase was mainly due to gain on disposal of our subsidiary, Vimicro Shenzhen, which happened in 2013.

Net Profit. As a result of the above, we had a net loss attributable to Vimicro International Corporation of $4.7 million in 2014 compared to $8.4 million in 2013.

Comparison of the Year Ended December 31, 2013 and 2012

Net Revenue. Our net revenue decreased by $6.7 million, or 9.4%, to $64.5 million in 2013 from $71.2 million in 2012. The decrease was primarily due to a $32.7 million decrease in the net revenue from our video processing business, which reflects a 61.2% decrease from 2012. The decrease in revenue from our video processing business was related to a reduction in the number of orders from our largest customer. The decrease in revenue from our video processing business was partially offset by a $26 million increase in net revenue from our video surveillance solutions business, which reflects a 146.6% increase from 2013. The increase in revenue from our video surveillance solutions business was related to our increased marketing efforts in different cities and industry segments. It also reflects the growing implementation of the SVAC standard for which our products our specially designed.

Cost of Revenue. Cost of revenue decreased by $3.0 million, or 6.7%, to $42.1 million in 2013 from $45.1 million in 2012. The decrease was primarily due to a $17.7 million decrease in cost of revenue from our video processing business, which reflects a 57.8% decrease from 2012. The 57.8% decrease in cost of revenue from our video processing business corresponds roughly to the 61.2% decrease in revenue from this business. The decrease in cost of revenues was partially offset by a $14.7 million increase in cost of revenue from our video surveillance solutions business, which reflects a 101.0% increase from 2013.

Gross Profit and Gross Margin. Our gross profit decreased by $3.6 million, or 14%, to $22.4 million in 2013 from $26.0 million in 2012. Our gross profit margin decreased to 34.7% in 2013 from 36.6% in 2012. This decrease was related to the growth of our video surveillance solutions business which has historically had a lower gross profit margin than our video processing business. Our gross profit margin for our video surveillance solutions business was 18.1% in 2012 compared to 33.2% in 2013. The increase in the gross profit margin for our video surveillance solutions business was related to increased economies of scale as we have ramped up our video surveillance solutions business. Our gross profit margin for our video processors business was 42.7% in 2012 compared to 35.5% in 2013.

Operating Expenses. Operating expenses increased by $1.5 million, or 4.8%, to $33.3 million in 2013 from $31.7 million in 2012.

•	Research and Development. Research and development expenses increased by $2.7 million, or 30.9%, to $11.6 million in 2013 from $8.9 million in 2012. Our gross research and development expenditures before the deduction for government grants relating to research and development activities were $15.6 million in 2012 and $25.2 million in 2013. The increase in our research and development expenses was mainly due to increased expenditures in connection with our developing video surveillance solutions business, including the purchase of intellectual properties.

•	Sales and Marketing. Sales and marketing expenses increased by $0.3 million, or 3.3%, to $9.5 million in 2013 from $9.2 million in 2012. The increase was mainly due to in the expansion of our video surveillance solutions business.

•	General and Administrative. General and administrative expenses decreased by $0.1 million, or 0.8%, to $12.1 million in 2013 from $12.2 million in 2012. The decrease was mainly attributable to (i) the decrease of the bad debts provision which decreased from $1.9 million in 2012 to approximately $0.7 million in 2013; and (ii) a decrease in the provision for impairment of long-term investment from $1.45 million in 2012 to nil in 2013.

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

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be materially affected in the future by higher rates of inflation in China.

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

Recent Accounting Pronouncements

In April 2014, the FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. We are currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In May 2014, The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance. .

In August 2014, the FASB issued Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that this adoption will have a significant impact on our financial position, results of operations, or cash flows.

B.	Liquidity and Capital Resources

In the past, we financed our operations primarily through sales of our equity securities to private investors, proceeds from our initial public offering as well as through cash generated from our operating activities. We have also received government grants to fund our research and development projects. Our principal use of cash for the year ended December 31, 2014 was to fund our working capital requirements, repurchase of shares and capital expenditures for construction work. As of December 31, 2013 and 2014, we had $35.9 million and $25.7 million in cash and cash equivalents, respectively.

As part of our efforts to further develop and ramp up our video surveillance solutions business, through Vimicro Tianjin, we constructed a new facility for the research, development and production of digital high-definition video surveillance products. For more information about this project, see “—Capital Expenditures.” In connection with this project, Vimicro Tianjin obtained a credit facility of up to RMB186.0 million ($29.6 million) from China Construction Bank Tianjin Branch. The loan may be drawn down in installments no later than March 2017, based on our actual cash needs and the progression of our projects. The loan will bear an interest rate of 105% of the benchmark interest rate as published by the People’s Bank of China from time to time, adjusted on an annual basis. As of February 28, 2015, we have drawn down RMB80.0 million ($13.1 million) under the facility. We need to repay 30% in 2015 and 35% in 2016 of the principal amounts that have been drawn down under the facility and repay the remaining principal amounts with all accrued interest in 2017. In connection with the facility, Vimicro Tianjin has pledged as collateral the facility under construction and the underlying land use rights. Vimicro Beijing is a guarantor under the facility agreement.

Vimicro Tianjin’s credit facility agreement with China Construction Bank Tianjin Branch contains covenants that impose operating and financing restrictions on it. Such restrictions include:

•	restrictions from using the loan for a purpose other than the one stated in the agreement, being the financing of, among other things, research and develop activities and construction projects associated with our video surveillance solutions business;

•	restrictions from creating security interests over assets, tangible or intangible, developed through using the loan;

•	requirement to obtain prior written consent from the bank with respect to mergers or divestments, transfer of equity interests, investments or incurrence of material indebtedness contemplated by Vimicro Tianjin; and

•	requirements to maintain certain financial ratios of Vimicro Tianjin, including debt to asset ratio, current ratio, the balance of contingent liabilities and contingent liabilities to equity ratio of Vimicro Tianjin.

In addition, Vimicro Beijing also agreed to certain negative covenants, including a requirement to obtain prior written consent from the bank before extending certain major guarantees and restrictions on undertaking significant corporate actions in its capacity as a guarantor under the facility agreement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The development and ramping-up plan of our video surveillance solutions business involves risks.”

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for video surveillance solutions. We believe that we have sufficient funds to meet our present requirements. If we have additional requirements for capital in the future, we expect to utilize any cash generated from our operations and available funds under our current credit facility. We may offer additional equity or debt securities or incur additional indebtedness to meet such needs.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Net cash provided by/ (used in) operating activities	7,101	(14,806)	2,074
Net cash (used in) by investing activities	(2,371)	(6,484)	(16,390)
Net cash provided by financing activities	1,666	651	4,034
Effect of exchange rate changes on cash and cash equivalent	(91)	976	75
Net increase / (decrease) in cash and cash equivalent	6,305	(19,663)	(10,207)
Cash and cash equivalent at beginning of year	49,227	55,532	35,869
Cash and cash equivalent at end of year	55,532	35,869	25,662

Net cash provided by operating activities in 2014 was $2.1 million. Net cash used in operating activities in 2013 was $14.8 million. Net cash provided by operating activities in 2012 was $7.1 million. Major operating cash inflows items in 2014 included (i) an increase of $21.0 million of accounts payable in relation to our purchases of surveillance-related products, and (ii) an increase in tax payables of $11.3 million, mainly due to value-added tax accrued as purchases increased Major operating cash outflow items in 2014 included (i) amounts due from related parties of $75.9 million, and (ii) an increase in prepayment and other current assets of $4.4 million, mainly due to down payment for inventory. Major operating cash inflows items in 2013 included (i) an increase of $14.2 million of accounts payable in relation to our purchases of surveillance-related products and (ii) an increase in tax payables of $4.6 million in 2013. Major operating cash outflow items in 2013 included (i) amounts due from related parties of $20.3 million, (ii) a decrease in accrued expenses and other current liabilities of $4.8 million, and (iii) our net loss of $8.7 million. Net cash provided by operating activities in 2012 was $7.1 million, primarily reflecting (i) a $6.6 million of deferred government grants in relation to our research and development activities, (ii) a decrease in inventories of $3.5 million general in line with our increase in sales in 2012, and (iii) an increase of accrued expenses and other current liabilities of $3.2 million, primarily reflecting the increase payables to other suppliers.

Net cash used in investing activities was $16.4 million in 2014, primarily due to purchase property, equipment and software of $20.8 million, partially offset by proceeds received from disposal of equity interest of $5.0 million. Net cash used in investing activities was $6.5 million in 2013, primarily due to cash used to purchase property, equipment and software of $9.9 million. This was partially offset by sales deposit in an amount of $3.3 million of an office building by Vimicro Jiangsu in Nanjing and proceeds from disposal of assets in discontinued operations in the amount of $2.9 million related to the sale of assets to Vimicro Qingdao. Net cash used in investing activities was $2.4 million in 2012, primarily due to a purchase of property, equipment and software of $8.5 million and increase of equity investment of $4.3 million primarily in relation to Zhongtianxin, partially offset by a disposal of equity interest of $10.4 million primarily in relation to Vimicro Shanghai.

Net cash provided by financing activities amounted to $4.0 million in 2014, primarily due to proceeds from interest-free government loan of $4.9 million and proceeds from exercise of share options of $3.0 million, partially offset by cash used to repurchase of ADSs of $5.6 million. Net cash provided by financing activities amounted to $0.7 million in 2013, due to proceeds from long-term bank loans of $8.3 million, partially offset by repurchase of shares of $6.6 million related to our repurchase of shares held by entities affiliated with General Atlantic LLC. Net cash provided by financing activities amounted to $1.7 million in 2012, primarily due to an increase of long-term bank loans of $4.8 million, and an increase of interest-free government loans of $4.8 million, partially offset by cash used for repurchase of ADSs of $7.4 million.

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

Regulations in the PRC permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries from transferring funds to our company in the form of dividends, loans and advances. See “Item 3. Key Information—D. Risk Factors - Risks Related To Doing Business in China”. In addition, the registered capital of our PRC subsidiaries is also restricted. We have cash and bank deposits of approximately $38.5 million, $29.5 million and $22.8 million in the PRC as of December 31, 2012, 2013 and 2014, respectively, of which approximately $31.0 million, $29.2 million and $22.4 million, respectively, are denominated in RMB.

Capital Expenditures

Our capital expenditures amounted to $8.4 million, $6.6 million and $20.8 million, in 2012, 2013 and 2014, respectively. In 2014, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities as well as our capital expenditures incurred in connection with our construction project in Tianjin and Jiangsu. We estimate that we will incur capital expenditures of approximately $3.2 million in 2015 (excluding land use rights premiums, property development expenditures and capital injections into new companies) for purchases of software, development tools and other items related to our product development activities.

As part of our efforts to further develop and ramp-up our video surveillance solutions business, through Vimicro Tianjin, we constructed a facility for the research, development and production of digital high-definition video surveillance products. The facility, located in Tianjin, has an aggregate gross floor area of approximately 35,000 square meters and has capacity for research, development, production and office uses. The aggregate capital expenditure in connection with the project, including construction costs, purchases of equipment and technology, research and development costs and employee-related costs, was RMB270.7 million ($43.0 million). We financed RMB80.0 million ($13.1 million) of this capital expenditure through a drawdown of a RMB186.0 million ($29.6 million) credit facility obtained from China Construction Bank and the remainder we financed through our internal capital resources. We may plan for additional development projects on this parcel of land based on our operational needs. We are in the process of applying for the necessary governmental approvals to utilize this facility. Once we receive the government permits and approvals, we plan to commence operations at this facility. For more information on the credit facility, see “—Liquidity and Capital Resources.”

We are developing a parcel of land held by Vimicro Jiangsu. The facility, which will be located in Xuzhuang Software Industrial Park, Nanjing, Jiangsu Province, will have an aggregate gross floor area of approximately 114,924 square meters. The estimated aggregate capital expenditure in connection with the project, including construction costs, purchases of equipment and technology, research and development costs and employee-related costs, amounts to RMB344.2 million ($56.5 million). We expect to finance the project primarily through payments we will receive from the pre-sale of the buildings being constructed on the land and we expect minor capital expenditure will incur in 2015. In 2013, we incurred capital expenditure of RMB7.4 million ($1.3 million) to develop the Vimicro Jiangsu facility. We expect to complete the project in 2016.

C.	Research and Development

We maintain a team of experienced engineers who are involved in our research and development efforts. As of December 31, 2014, our research and development staff consisted of 339 employees, representing approximately 56% of the total number of our employees. Our research and development staff consisted of 248 employees as of December 31, 2013. Many of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. We currently intend to recruit most of our engineers in China, although we will also selectively recruit experienced engineers from Silicon Valley. We have established various recruiting and training programs with leading universities in China. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost-effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to $15.6 million, $25.2 million and $21.3 million in 2012, 2013 and 2014, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any operational trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material effect on our revenue, profit, liquidity or capital resources or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table  sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating lease obligations	3,001	1,494	303	303	901
Product purchase obligations	7,796	7,796	-	-	-
Construction in progress obligation	33,209	28,775	4,434	-	-
Long-term bank loan and interest	15,052	4,801	10,251	-	-
Property, equipment and software purchase obligation	176	176	-	-	-

Total	59,235	43,043	14,988	303	901

Other than the contractual obligations set forth above, we did not have any other long-term liabilities as of December 31, 2014 . We do not have any contractual obligations outside our normal course of business.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Position/Title
Zhonghan (John) Deng	Chairman of the Board and Chief Executive Officer
Zhaowei (Kevin) Jin	Director, Co-Chief Executive Officer
Yundong (Raymond) Zhang	Director, and Chief Technology Officer
Peter Li	Chief Financial Officer, and Vice President of Finance
Jinming (Jimmy) Dong	Chief Controller
Robert Chen(1)(2)(3)	Independent Director
Charles (Chuck) K. Ng(3)	Independent Director
Darrin J. Young(2)	Independent Director
Zhijie (Jeffrey) Zeng(1)(3)	Independent Director

(1)	Member of the corporate governance and nominating committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

Dr. Zhonghan (John) Deng is a co-founder of our company. He currently serves as the chairman of our board of directors and chief executive officer of our company. He became the youngest member of Chinese Academy of Engineering since December 2009 for his distinguished contribution as one of the pioneer of Chinese semiconductor design technology and industry. Dr. Deng is now the Vice Chairman of China Association for Science and Technology. In the year of 2014, Dr. Deng was appointed to the Council of the National Fund for Technology Transfer and Commercialization, and most recently the Director of Academic Committee of the Key Laboratory of Video Analysis and its Applications of the Ministry of Public Security. Dr. Deng has been serving as a member of the National People’s Congress, or the NPC, for two terms from March 2008. He also serves as a board member and audit committee member of Sohu.com Inc. (Nasdaq: SOHU). Dr. Deng has received numerous awards for his achievements, including the National First Class Award for Science and Technology in 2005, which was presented by the President of China. Dr. Deng graduated from the University of California at Berkeley with a Ph.D. degree in Electrical Engineering and Computer Science, a Master degree in economics and a Master degree in physics, and he received the highest honor “Chancellor Citation” from UC Berkeley Chancellor. After graduation Dr. Deng worked as a research scientist for IBM at the T.J. Watson Research Center in Yorktown Heights, New York.

Zhaowei (Kevin) Jin is a co-founder of our company. He currently is a member of our board of directors and also serves as our co-chief executive officer. From 1996 to 1999, Mr. Jin served as the founder and president of Jin Ye Company where he led the establishment of an electronics sales and distribution network in China. Mr. Jin was the co-founder of Mitech Corporation, one of the largest providers of medical electronic image manipulation equipment in China. Mr. Jin received his B.S. degree in electrical engineering from the University of Electronics Science and Technology of China.

Yundong (Raymond) Zhang joined our company in 2001 and is currently a member of our board of directors and also serves as our chief technology officer. He is responsible for leading all research and development activities, as well as formulating technology and product strategy for the video surveillance solutions business. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoders, 3D graphics engines, ethernet controllers and 16- bit game processors. Mr. Zhang received his B.S. and M.S. degrees in electrical engineering from Fudan University.

Peter Li has served as our chief financial officer and vice president of finance since April 30, 2014. Mr. Li is an experienced chief financial officer and management professional, with more than twenty years’ experience working with NASDAQ-listed and other technology companies. Before joining Vimicro, he served as CFO of Hollysys Automation Technology, a NASDAQ-listed provider of automation and control applications in China. Before that, he was a director and partner of CS China Acquisition Corporation, an acquisition company that completed an initial public offering, also on the NASDAQ. Prior to that, Mr. Li served as CFO of Yucheng Technologies, a NASDAQ-listed IT service provider to the banking industry in China. He earned a master’s degree in Educational Administration from the University of Toronto and a B.A. from Beijing’s Foreign Studies University. He is also a Certified General Accountant (CGA) in Canada.

Jinming (Jimmy) Dong joined our company in 2013 as our chief controller to lead the finance team and is acting as our principal financial officer for purposes of Rule 13a-15 under the Exchange Act. Before joining Vimicro, Mr. Dong served as a financial controller at NYSE-listed TRW Automotive Holdings from 2011 to 2013, where he was responsible for the administration and management of the operations of regional business units. Prior to that, he worked at NASDAQ-listed Globe Specialty Metals, Inc. from 2009 to 2011 where he served as a China senior financial manager. Before that, Mr. Dong worked as a senior auditor in the Beijing offices of both Deloitte International and Ernst & Young International from 2005 to 2008. Prior to that, he was a finance and assistant audit manager at Hong Kong-listed Shenhua Group Corporation Limited from 2001 to 2005. Mr. Dong earned a bachelor’s degree in financial management from the Capital University of Economics and Business in China. Mr. Dong is a member of the American Institute of Certified Public Accountants (AICPA) and the Chinese Institute of Certified Public Accountants (CICPA) and is also a Certified Management Accountant (CMA).

Robert Chen has served as a member of our board of directors since July 2004. Mr. Chen is a successful serial entrepreneur. Mr. Chen was a founder of Monolithic Power Systems Inc. and OPTI, the fabless semiconductor companies, which were listed on the NASDAQ Global Market. Mr. Chen also founded TMC in Taiwan, a PC motherboard manufacturer which was later acquired by a German public company. Mr. Chen also served as investment advisor of Fortune Investment, a Taiwan-based venture capital company from 1996 to 2000. Mr. Chen received his M.S. degree in electrical engineering from the University of California at Berkeley.

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

Dr. Darrin J. Young has served as a member of our board of directors since December 31, 2013. Dr. Young has served as a USTAR Associate Professor at the University of Utah in Salt Lake City since 2009 and as an Associate Chair of the Electrical and Computer Engineering Department of the University of Utah since 2013. Prior to that, he served as an Associate Professor and an Assistant Professor at the Case Western Reserve University. Before that, Dr. Young was a Participating Researcher at the Lawrence Livermore National Laboratory. Prior to that, he worked at Rockwell Semiconductor Systems and at Hewlett-Packard Laboratories. Dr. Young received his Bachelor’s, Master’s, and Doctoral degrees in Electrical Engineering and Computer Sciences from the University of California at Berkeley.

Zhijie (Jeffrey) Zeng has served as a member of our board of directors since July 31, 2009. He is currently the managing partner of Kaixin Investment Co. Ltd., a venture capital fund founded by China Development Bank Corporation and CITIC Capital Holdings Ltd. (formerly known as the China International Trust and Investment Company). Jeffery Zeng is also the senior managing director of the CITIC Capital Holdings Limited. Jeffery has been active in the venture capital industry for more than fifteen years. Prior to joining CITIC Capital, he was a managing director of Walden International since 2001, an established global venture capital firm, for which he was mainly responsible for venture investments in China. Prior to Walden International, Mr. Zeng worked for CITIC Pacific Ltd in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Additionally, he is the chairman of China Special Article Logistics Company and concurrently serves as independent director for five listed companies: Great Wall Technology Company Ltd (SEHK), Chinasoft International Ltd (SEHK), E-House (NYSE), and AutoNavi (Nasdaq). He also serves as director or independent director of the State Microelectronics and the United Overseas Bank. He also serves as co-chairman of the Venture Capital Committee of Investment Association of China, the executive director of AAMA China branch and board member of the WRSACC 2005 Committee. He has a B.S. in Economics from the University of Nagasaki, Japan, and an M.M. from Stanford University.

B.	Compensation of Directors and Executive Officers

Compensation

In 2014, the aggregate cash compensation we paid to our executive officers was approximately $1.0 million and the aggregate cash compensation we paid to our non-executive directors was $100,000.00. We have not made any arrangement with our directors to provide for benefits upon termination of their directorship. The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was $0.01  million in 2014, which primarily consisted of payments for compulsory basic pension insurance.

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

On May 18, 2012, our compensation committee acted to reprice 20,484,420 outstanding options that it had previously granted to our key employees and board directors. The options, all of which had been previously issued pursuant to the 2004 Plan and 2005 Plan and partially repriced on March 27, 2008, were repriced based on the closing price on May 18, 2012 which was $0.195 per ordinary share. The repriced options had previously been issued with $0.32 to $4.55 per ordinary share option exercise prices, and the repriced options had previously been repriced to $0.70 per ordinary share option exercise prices which reflected the market price of our stock on March 27, 2008. We repriced such options as we believed that such options would no longer properly incentivize our senior management who held such options to work in the best interest of our company and shareholders due to a sharp reduction in our stocks. Moreover, we believed that if these options were repriced, that such options would provide better incentives to senior management.

As of December 31, 2014, a significant number of outstanding options under the 2004 Plan expired or were close to their respective expiration date. As a result, some optionees either sold or exercised their options. Accordingly, there were only 437,200 outstanding options under the 2004 Plan as of December 31, 2014, which were granted between January 31, 2005 and October 28, 2005 and will expire between January 31, 2015 and October 28, 2015, with exercise price ranging from $ 0.195 to $3.0 per ordinary share. All these outstanding options were awarded to optionees other than board directors and executive officers.

2005 Share Incentive Plan. In October 2005, our board of directors and shareholders adopted the 2005 Plan. In December 2006, our board of directors and shareholders amended the 2005 Plan to increase the maximum aggregate number of awards to 21,065,505 ordinary shares. In March 2008, our board of directors and compensation committee amended the 2005 Plan to provide for a provision permitting our compensation committee to reprice share options. In December 2008, the 2005 Plan was amended at our annual general meeting to increase the maximum aggregate number of shares which may be issued pursuant to all awards granted under the 2005 Plan by ten million ordinary shares (equivalent to 2.5 million ADSs). In October 2014, the 2005 plan was further amended by our board of directors and the compensation committee to increase the maximum aggregate number of awards by eight million ordinary shares.

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

The following table summarizes, as of December 31, 2014, the outstanding options granted pursuant to the 2005 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Zhonghan Deng	7,056,370	From 0.0001 to 0.195	From August 9, 2006 to October 15, 2014	From August 9, 2016 to October 15,2024
Zhaowei (Kevin) Jin	2,893,620	From 0.0001 to 0.195	From August 9, 2006 to October 15, 2014	From August 9, 2016 to October 15, 2024
Yundong Zhang	710,667	From 0.0001 to 0.195	From September 26, 2010 to October 15, 2014	From September 26, 2020 to October 15, 2024
Peter Li	200,000	0.875	April 30, 2014	April 30, 2024
Jinming (Jimmy) Dong	381,700	From 0.0001 to 1.930	From June 10,2013 to October 15, 2014	From June 10,2023 to October 15, 2024
Zhijie (Jeffrey) Zeng	160,000	0.195	August 7, 2011	August 7, 2021
Charles (Chuck) K. Ng	280,000	0.195	From September 26, 2010 to August 7, 2011	From September 26, 2020 to August 7, 2021
Other individuals as a group	9,451,980	From 0.0001 to 4.55	From December 26, 2005 to October 15, 2014	From December 26, 2015 to October 15, 2024

As of December 31, 2014, all restricted shares were vested pursuant to the 2005 Plan. No restricted shares were newly granted in 2014.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Messrs. Charles (Chuck) K. Ng, Robert Chen and Zhijie (Jeffrey) Zeng. Messrs. Ng, Chen and Zeng satisfy the “independence” requirements of the NASDAQ Marketplace Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2014, our audit committee held meetings or passed resolutions by unanimous written consent twelve 13 times.

Compensation Committee. Our compensation committee consists of Messrs. Robert Chen and Darrin J. Young. Messrs. Chen and Young satisfy the “independence” requirements of the NASDAQ corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2014, our compensation committee held meetings or passed resolutions by unanimous written consent four 5 times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs Zhijie (Jeffrey) Zeng and Robert Chen. Messrs. Zeng and Chen satisfy the “independence” requirements of the NASDAQ corporate governance rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2014, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to act honestly, in good faith with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our articles of association govern the way our company is operated and the powers granted to the directors to manage the daily affairs of our company.

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

Pursuant to the “home country practice” exemptions above, we did not hold an annual shareholder meeting in 2014. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

On May 18, 2012, our compensation committee repriced 20,484,420 of our outstanding share options by reducing their exercise prices based on the closing price of our shares on March 18, 2012 which was $0.195 per ordinary share. The rationale for the repricing is that our share options no longer provided a meaningful incentive to the option holders to remain in our employment due to the sharp drop of our stock price, and that a repricing of the share options with a lower exercise price for our existing options would once again provide an incentive to the option holders to continue to provide services to us and to maximize shareholder value.

On October 22, 2014, our compensation committee approved by written resolutions the amendment of 2005 Share Incentive Plan to increase the maximum aggregate number of awards by eight million ordinary shares.

Nasdaq Marketplace Rule 5635(c) requires each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding share options. Pursuant to the “home country practice” exemptions above that we applied and obtained, the amendments to our 2005 Share Incentive Plan to permit the option repricing and the amendment of 2005 Share Incentive Plan to the maximum aggregate number of awards were approved and ratified by only our board of directors and such amendments have not been, and will not be sought by us to be, approved or ratified by our shareholders.

D.	Employees

We had 506, 489 and 601 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had 114 employees in management and administration, 339 employees in research and development and 148 employees in sales and marketing. The increase in our number of employees in 2014 reflected our business transition to allocate more of the company’s resources on our core businesses. We have a workers’ union that protects employees’ rights and welfare benefits. We have not had any strikes or other material labor disputes that have interfered with our operations. We believe that we have maintained a good relationship with our workers’ union and our employees.

E.	Share Ownership

As of February 28, 2015, a total of 123,168,018 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and non-vested restricted shares. On the same date, a total of 14,364,758 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of February 28, 2015, assuming the exercise of all of our outstanding share options, by:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:

Zhonghan (John) Deng(2)	10,669,560	8.3
Zhaowei (Kevin) Jin(3)	4,085,471	3.3
Yundong (Raymond) Zhang(4)	1,976,136	1.6
Peter Li	—	—
Jinming (Jimmy) Dong(5)	41,700	0.1
Charles ( Chuck ) K. Ng(6)	220,000	0.2
Robert Chen(7)	610,000	0.5
Darrin J. Young(8)	20,000	0.0
Zhijie (Jeffrey) Zeng(9)	100,000	0.1
All Directors and Executive Officers as a Group(10)	17,702,867	14.1

Principal Shareholders:
Xiaodong (Dave) Yang(11)	11,593,961	9.3
Power Pacific (Mauritius) Limited(12)	11,250,000	9.1
Alpha Spring Limited(13)	24,088,028	19.6

(1)	Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person within 60 days after February 28, 2015. Percentage ownership of each listed person is based on 123,168,018 shares outstanding as of February 28, 2015 and the number of shares underlying options and restricted shares held by such person.

(2)	Includes 4,513,192 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Vimicro Beijing Corporation, an entity wholly-owned by Golden Hill Assets Limited, a British Virgin Islands company, which is wholly-owned by Universal Finance Investment Limited, of which Mr. Deng is the sole shareholder, and 6,156,368 ordinary shares issuable upon exercise of options held by Mr. Deng within 60 days after February 28, 2015. The address for Mr. Deng is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(3)	Includes 1,791,851 ordinary shares (including ordinary shares represented by ADSs) held by Vimicro Shenzhen Corporation, an entity wholly-owned by Absolute Sino Group Limited, of which Mr. Jin is the sole shareholder, and 2,293,620 ordinary shares issuable upon exercise of options held by Mr. Jin within 60 days after February 28, 2015. The address for Mr. Jin is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(4)	Includes 1,315,472 ordinary shares (including ordinary shares represented by ADSs), and 660,664 ordinary shares issuable upon exercise of options held by Mr. Zhang within 60 days after February 28, 2015. The address for Mr. Zhang is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(5)	Includes 41,700 ordinary shares issuable upon exercise of options held by Mr. Dong within 60 days after February 28, 2015. The address for Mr. Dong is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(6)	Includes 220,000 ordinary shares issuable upon exercise of options held by Mr. Ng within 60 days after February 28, 2015. The address for Mr. Ng is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(7)	Includes 470,000 ordinary shares (including ordinary shares represented by ADSs) and 140,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days after February 28, 2015. The address for Mr. Chen is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(8)	Includes 20,000 ordinary shares issuable upon exercise of options held by Mr. Young within 60 days after February 28, 2015. The address for Mr. Young is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(9)	Includes 100,000 ordinary shares issuable upon exercise of options held by Mr. Zeng within 60 days after February 28, 2015. The address for Mr. Zeng is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(10)	Includes 8,070,515 ordinary shares (including ordinary shares represented by ADSs), ordinary shares represented by ADSs and restricted shares beneficially owned by our officers and directors, and 9,582,352 ordinary shares underlying outstanding options held by our directors and executive officers within 60 days after February 28, 2015.

(11)	Includes 10,253,961 ordinary shares and 1,340,000 ordinary shares issuable upon exercise of options held by Mr. Yang within 60 days after February 28, 2015. The address for Mr. Yang is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(12)	Includes 11,250,000 ordinary shares pursuant to Schedule 13G filed by Power Pacific (Mauritius) Limited on February 10, 2006. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius.

(13)	Includes 24,088,028 ordinary shares pursuant to Schedule 13G filed by Alpha Spring Limited on February 13, 2015. The address for Alpha Spring Limited is Room 906, Bank of Shanghai Tower, 168 Middle Yincheng Road, Shanghai, China.

Based on 123,168,018 ordinary shares outstanding as of February 28, 2015, approximately 52% of our outstanding ordinary shares are held by 39 record holders in the United States, including the ordinary shares held by JPMorgan Chase Bank N.A., the depositary of our ADS program.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related Party Transactions Involving Zhongtianxin

In September 2012, we established Zhongtianxin with Guoxin Group and VMF Consulting Company (a related party entity controlled by Zhonghan Deng and Zhaowei (Kevin) Jin, who are members of our management team and managed by Xiaodong Yang, who acted as our director until May 2012) to focus on our video surveillance solutions business. Guoxin Group and VMF Consulting Company made cash contributions of RMB98 million and RMB4 million, respectively, to Zhongtianxin. In addition, Vimicro China made a cash contribution of RMB26 million and provide certain intellectual property, appraised at RMB72 million by an independent third-party valuation firm, as part of its investment in Zhongtianxin. Our investment in Zhongtianxin is accounted for using the equity method as Guoxin Group may exercise substantive participating rights in accordance with the constitutive documents of Zhongtianxin.

Zhongtianxin aims to be a surveillance system integrator and engages in high cash demand video surveillance projects, such as government procurement project mainly in Shanxi and Hebei Province. Based on the two companies’ different focus and positioning in the video surveillance industry, we supply Zhongtianxin with equipment, software and related services including the SVAC solutions, surveillance processors, development of customized software, installation and maintenance service which result in a significant number of related party transactions with Zhongtianxin. Zhongtianxin purchases most of the necessary equipment, software and services from our subsidiaries, namely, Vimicro Tianjin, Vimicro Guangdong and Vimicro Fuzhou, to carry out its surveillance projects.

In 2014, our sales to Zhongtianxin totaled $56 million. These primarily consisted of the sales of inventory from Vimicro Tianjin, Vimicro Guangdong and Vimicro Fuzhou to Zhongtianxin to carry out its surveillance projects in Taiyuan, Baoding, Jinzhong, Datong and Chenzhou, etc. In those related party transactions, we use standard form sales contract or purchase order which was not materially different from the contracts we used for other similar transactions. We purchased inventory from Zhongtianxin in the amount of $1.4 million in 2014. In addition, as of December 31, 2014, the amount due to us from Zhongtianxin totaled $100.9 million. This outstanding amount primarily consisted of accounts receivable. The payments we received in 2014 and those we expect to receive in 2015 from Zhongtianxin mainly come from the installments paid by its customers, which are primary Chinese government entities that normally have lengthy payment cycle in their procurement and need to go through time-consuming internal procedures and obtain different levels of approvals before they can make payments in accordance with project development schedules. As described below, Zhongtianxin has been engaged by government entities to develop large-scale video surveillance projects. Such projects usually have several phases that take substantial time to complete. The development and delivery schedules of such projects also depend on local government funding and policies. Therefore, Zhongtianxin needs to invest significantly in the early stages of such projects and receive payments at a later stage, which is consistent with industry practice. As of December 31, 2014, we had an amount due to Zhongtianxin of $6.6 million which was related to prepayments made to vendors by Zhongtianxin on behalf of our company.

Below is the summary of the major projects Zhongtianxin is engaged in, for which we supplied a significant amount of equipment, software and related services in 2014:

•	Project of Public Security Video Information System (“ Skynet Project”) in Taiyuan, Shanxi- Phase I & Phase II

Phase I and Phase II of the Skynet Project started in 2013 and 2014, respectively. The Phase I of the project has been completed and Phase II of this project is under construction.

•	Project of the Electronic Control System of Downtown Area of Chenzhou, Hunan (“Intelligent Skynet” Project)Phase II

This project started in December 2014. This project is under construction.

•	“Safe City” Project of the Vehicle Investigation & Monitoring System and Key Parts Surveillance System in Baoding, Hebei

This project started in 2013. This project has been completed and accepted by Zhongtianxin’s customer in 2014.

•	Project of Video Surveillance System Covering 28 Roads of the traffic Police Detachment of Taiyuan Public Security Department

This project started in 2014. We have delivered the purchased equipment and software to Zhongtianxin and expect to provide maintenance services in the next two years. This project is under construction.

•	Project of Public Security Video Surveillance System of Xiaodian District, Taiyuan

This project started in 2014. This project is under construction.

•	Project of Public Security Video Surveillance System of Wanbailin District, Taiyuan

This project started in 2014. We have completed delivery of the purchased equipment and software to Zhongtianxin. This project is under construction.

•	Project of Public Security Video Surveillance System of Xinghualing District, Taiyuan

This project started in 2014. This project is under construction and is expected to be completed in 2015.

•	Project of Video Surveillance System Covering 3 Newly-built Roads of the traffic Police Detachment of Taiyuan Public Security Department

This project started in 2014. This project has been completed.

•	Project of Public Security Video Surveillance System of the Economic and Technological Development Zone of Taiyuan

This project started in 2014. We have delivered equipment and software to Zhongtianxin and expect to provide maintenance services in the next two years. This project is under construction.

•	Zhongtianxin’s purchase of video surveillance products to prepare for potential video surveillance projects, such as a potential project in Datong city, Shanxi province

Zhongtianxin also purchased video surveillance products from us prepared for its potential projects that is in a bidding process or contract signing process.

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

Divestment of Non-core IC Businesses and Associated Land Use Rights

In December 2010, we adopted the plan to dispose our loss-making non-core IC businesses and three entities holding related land use rights to VMF Consulting Company, a related party, for cash consideration. In December 2010, we completed the disposal of Vimicro Wuxi, the entity engaging in such business, to VMF Consulting Company by transferring 95% of the equity interest in Vimicro Wuxi for a cash consideration of RMB10.9 million ($1.8 million). In 2012 and September 2013, we completed the transfer of the remaining 5% of the equity interest in Vimicro Wuxi to VMF Consulting Company, respectively, for cash considerations of RMB2.7 million ($0.4 million).The considerations of the above transactions were based on a valuation performed by a third party appraiser.

In September 2012, we disposed of our interest of Vimicro VMF Shanghai Corporation, the parent company of Vimicro Shanghai, to Vimicro Xingguang Corporation, an affiliate of VMF Consulting, for a cash consideration of $10.4 million. In April 2013, we transferred our interest in VMF Shenzhen, the parent company of Vimicro Shenzhen, to Vimicro Tianshi, an affiliate of VMF Consulting for a cash consideration of US$10.0 million. The considerations of the above two transactions were based on a valuation performed by a third party appraiser.

Disposal of Mobile Phone Multimedia Processor Business

Starting in the first quarter of 2011, we experienced a sharp sequential and year-over-year revenue decline in our mobile phone multimedia processor business. In order to focus on our video processor and video surveillance solutions businesses, while at the same time streamlining our cost structure, we launched a plan to dispose of our mobile phone multimedia processor business to Vimicro Qingdao. Vimicro Qingdao was an entity established in December 2011 to independently operate the mobile phone multimedia processor business. Vimicro Qingdao is 18% owned by Vimicro China, 19% owned by Wuxi Vimicro Corporation and 14% owned by VMF Consulting Company. The remaining 49% interest in Vimicro Qingdao is owned by an entity controlled by two former key employees of the mobile phone multimedia processor business. Following the disposal of our mobile phone multimedia processor business to Vimicro Qingdao, we regard the mobile phone multimedia processor business as an equity investment which we no longer consolidate in our consolidated financial statements.

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

Due to continued losses sustained by Vimicro Qingdao and its lack of ability to pay the full consideration for the transfer of assets, in April 2013, we entered into a settlement agreement with Vimicro Qingdao whereby we agreed to receive a total payment of $2.9 million from Vimicro Qingdao in lieu of the consideration initially agreed to by parties and forgive the remaining amount under the condition that Vimicro Qingdao had to pay $2.9 million, which was fully paid in 2013. The settlement agreement was considered and approved by our audit committee (consisting entire of independent directors) in April 2013. The audit committee considered, among other relevant factors, the reasons of Vimicro Qingdao’s inability to repay the full amount, the probability of full recovery, the possibility of taking legal actions as well as the resources needed to resolve the issue using alternative means.

For additional information on our related party transactions, see “Note 17 - Related Party Transactions” in the consolidated financial statements included in this annual report.

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

Subject to our memorandum and articles of association and the laws of the Cayman Islands, our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

In 2014, the trading price of our ADSs on the NASDAQ Global Market ranged from $1.87 to $11.79 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Share Price
	High	Low
Annual High and Low

2010	$5.27	$3.05
2011	$4.03	$1.18
2012	$1.95	$0.69
2013	$2.35	$1.07
2014	$11.79	$1.87

Quarterly High and Low

First Quarter 2013	$1.86	$1.07
Second Quarter 2013	$1.76	$1.10
Third Quarter 2013	$1.50	$1.10
Fourth Quarter 2013	$2.35	$1.35
First Quarter 2014	$5.18	$1.87
Second Quarter 2014	$5.14	$2.65
Third Quarter 2014	$11.79	$2.44
Fourth Quarter 2014	$11.24	$5.42
First Quarter 2015	$10.27	$5.93

Monthly Highs and Lows

October 2014	$11.24	$7.63
November 2014	$9.74	$7.29
December 2014	$7.57	$5.42
January 2015	$9.34	$5.93
February 2015	$9.75	$8.21
March 2015	$10.27	$8.00
April 2015 (through April 29, 2015)	$14.48	$8.40

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

Cayman Islands law and our amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of our paid up voting share capital to requisition a shareholder’s meeting, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to vote at such meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, applicable Nasdaq corporate governance rules require us to hold annual shareholder meetings.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our amended and restated memorandum and articles of association, directors can be removed by passing of a special resolution of our shareholders.

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

Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with passing of a special resolution of our shareholders.

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from the willful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not ordinarily be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Registration Rights

On February 5, 2015, we entered into a stock purchase agreement with Alpha Spring, pursuant to which Alpha Spring purchased 20,000,000 ordinary shares and we granted registration rights to Alpha Spring. Such registration rights include, with respect to the sold ordinary shares, the right to require us to file and register such ordinary shares on Form F-3 or other registration statements, and to require us to include such shares in any other registration and offering of securities initiated by us.

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

In December 2013 we repurchased 11,267,767 shares held by General Atlantic and in January 2014, we repurchased 11,267,755 shares held by General Atlantic. These two repurchases constituted all of the shares held by General Atlantic at that time. As a result, General Atlantic no longer holds any registration rights.

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

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors should consult their own tax advisors with respect to the 3.8% Medicare tax on “net investment income,” the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the federal estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we do not believe we were treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2014, although the application of the PFIC rules is subject to uncertainty in several respects, and no assurance can be given in this regard. However, we believe we were and certain of our subsidiaries were also PFICs for our taxable year ending December 31, 2013, and at least certain of our previous taxable years. Additionally, we may become a PFIC in our current taxable year ending December 31, 2015, or in the foreseeable future. A non-United States corporation will be a PFIC for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. If it were determined, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC for any taxable year.

Based on the market price of our ADSs and the value and composition of our assets during the taxable year ended December 31, 2014, we do not believe we were a PFIC for such year. However, we believe we (and possibly certain of our subsidiaries) were a PFIC in certain previous taxable years, including our taxable year ending December 31, 2013. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that the IRS will not take a contrary position. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. In previous taxable years, significant fluctuations in the market price of our ADSs and ordinary shares have impacted our PFIC status, and it is possible that such fluctuations in market price may impact our PFIC status in future taxable years.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we were for 2013 and certain previous taxable years), we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election.

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

If we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares (as we were for 2013 and certain previous taxable years) and any of our non-United States subsidiaries also is a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower-tier PFIC) for purposes of the application of these rules. It is likely one or more of our subsidiaries were PFICs for certain previous taxable years, including our taxable year ended December 31, 2013. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we are a PFIC, but no assurances are given in this regard.

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

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election in the event we are a PFIC with respect to any taxable year (as we were for 2013 and certain previous taxable years).

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require.

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT OF OUR BEING A PFIC IN ANY TAXABLE YEAR ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS (INCLUDING THE DEEMED SALE ELECTION) DISCUSSED ABOVE.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares ( ADSs backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, including our PFIC status, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Taxation—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, including our PFIC status, be eligible for the reduced rates of taxation.

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

Assuming we had converted the U.S. dollar, HK dollar and New Taiwan dollar denominated cash balance equivalent to $26 million as of December 31, 2014 into RMB at the exchange rate of $1.00 for RMB6.1190, HKD1.00 for RMB0.78887 and NTD1.00 for RMB0.1961 the respective People’s Bank of China rates as of December 31, 2014, this cash balance would have been RMB159 million. Assuming a further 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB143 million  as of December 31, 2014. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 2.6% and 2% in 2012, 2013 and 2014, respectively.

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

On December 17, 2010, the Internal Revenue Service (IRS) published General Legal Advice Memorandum 2010-006 (the GLAM), which concludes that payments made by a U.S. depositary institution (DI) to a non-U.S. corporation (an ADR issuer) for expenses the ADR issuer incurs to institute a sponsored ADR program (i.e. reimbursement payments) are treated as U.S.—source royalty income. Such income is therefore subject to a U.S. withholding tax of 30% or a lower applicable income tax treaty rate. Pursuant to the GLAM, the depositary, as a U.S. withholding tax agent, must apply a 30% withholding tax to reimbursement payments to an ADR client, unless the client submits to the depositary a valid IRS Form W-8BEN to claim eligibility for a reduced tax rate under an applicable income tax treaty, which is not applicable to us. In 2014, we received from the depositary reimbursement of $159,411.38 for certain reasonable expenses related to our ADS program after a 30% U.S. withholding tax.

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

None of these events occurred in any of the years ended December 31, 2012, 2013 and 2014.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer, who is acting as our principal executive officer, and our chief controller, who is acting as our principal financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief controller, to allow timely decisions regarding required disclosure .

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements .

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission .

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm because the company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer, who is acting as our principal executive officer, and our chief controller, who is acting as our principal financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Charles (Chuck) K. Ng qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirement of the NASDAQ Marketplace Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief controller, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. A copy of the code is posted on the corporate governance section of the investors’ page on our website at http://www.vimicro.com/english/investors.htm. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Hua Ming LLP, or EY, audited our consolidated financial statements for each of the years ended December 31, 2012 and 2013. Effective August 12, 2014, we dismissed EY and engaged Grant Thornton, China member firm of Grant Thornton International, or Grant Thornton, to act as our independent registered public accounting firm. The change was made as part of a structured rotation of our audit service providers and was approved by our audit committee and our board of directors

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, EY and Grant Thornton for the years ended December 31, 2013 and 2014. We did not pay any other fees to our auditors during the periods indicated below other than as disclosed below.

	For the Year Ended December 31,
	2013	2014
	(in thousands of U.S. dollars)

Audit fees(1)	675	610
Audit-related fees(2)	—	—
Tax fees(3)	—	75

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our financial statements. 2013 audit fees included $18 thousand billed subsequent to the issuance of the 2013 annual report on Form 20-F but related to the audit of the 2013 consolidated financial statements, which was not previously disclosed in the 2013 annual report on Form 20-F.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period (1)	Total Number of ADSs Purchased(2)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
January 1 through January 31, 2014	2,816,938	$1.9700	2,816,938	$5,619,423.31

(1)	The purchases of equity securities are listed according to the settlement dates.

(2)	Our ADS to ordinary share ratio is one ADS for every four ordinary shares.

(3)	On October 24, 2008, we announced that our board of directors approved a plan whereby we may repurchase up to $25 million of our ADSs.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective as of August 12, 2014, we engaged Grant Thornton, China member firm of Grant Thornton International as our independent registered public accounting firm for the fiscal year ended December 31, 2014. Effective on the same date, Ernst & Young Hua Ming LLP, or EY, was dismissed as independent accountant of us. The change was approved after thorough evaluation by our audit committee, with concurrence of our board of directors.

EY’s report on our consolidated financial statements as of and for the years ended December 31, 2012 and 2013 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2013, and subsequent interim period preceding the appointment of the new auditors, we did not have any “disagreement”, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for the two fiscal years ended December 31, 2013.

During the two fiscal years ended December 31, 2013, and subsequent interim period preceding the appointment of the new auditors, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F except below:

•	A reportable event in connection with annual report for year ended December 31, 2012 pursuant to Item 16F(a)(1)(v) of Form 20-F: The accountant’s having advised the registrant that the registrant’s disclosure controls and procedures were not effective because of the material weakness in its internal control over financial reporting as disclosed in Item 15 of the registrant’s annual report on Form 20-F.

During the two fiscal years ended December 31, 2013, and subsequent interim period preceding the appointment of the new auditors, neither we nor anyone on our behalf consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and Grant Thornton has not provided to us any written report or oral advice that Grant Thornton concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with EY, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to EY and requested that EY furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of EY’s letter dated April 30, 2015, is attached herewith as Exhibit 4.22.

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

Pursuant to the “home country practice” exemptions above that we applied and obtained, we did not hold an annual shareholder meeting in 2012, 2013 or 2014. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

On May 18, 2012, our compensation committee repriced 20,484,420 of our outstanding share options by reducing their exercise prices based on the closing price of our shares on March 18, 2012 which was $0.195 per ordinary share. The rationale for the repricing is that our share options no longer provided a meaningful incentive to the option holders to remain in our employment due to the sharp drop of our stock price, and that a repricing of the share options with a lower exercise price for our existing options would once again provide an incentive to the option holders to continue to provide services to us and to maximize shareholder value.

 On October 22, 2014, our compensation committee approved by written resolutions the amendment of 2005 Share Incentive Plan to increase the maximum aggregate number of awards by eight million ordinary shares.

Nasdaq Marketplace Rule 5635(c) requires each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding share options and the increase of awarding shares. Pursuant to the “home country practice” exemptions above that we applied and obtained, the amendments to our 2005 Share Incentive Plan to permit the option repricing and the amendment to 2005 Share Incentive Plan to increase the maximum aggregate number of awards were approved and ratified by only our board of directors and such amendments have not been, and will not be sought by us to be, approved or ratified by our shareholders.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Market Rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

 We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Vimicro International Corporation and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of Vimicro International Corporation (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.1	Specimen Certificate for Ordinary Shares of Vimicro International Corporation (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.2	Specimen American Depositary Receipt of Vimicro International Corporation (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

2.3	Form of Deposit Agreement among Vimicro International Corporation, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.1	Registration Rights Agreement, dated as of October 12, 2004, among Vimicro International Corporation and other parties therein (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.2	2004 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.3*	Amended and Restated 2005 Share Incentive Plan, dated October 22, 2014

4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.5	Form of Employment and Confidentiality Agreement between Vimicro International Corporation and senior executive officers of Vimicro International Corporation (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129217), as amended, initially filed with the Commission on October 24, 2005)

4.6	Cooperation Agreement, dated December 22, 2006, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.7	Supplementary Agreement, dated April 18, 2007, between Beijing Haidian Xinhua Agricultural Industrial & Commercial Co. and Vimicro Corporation (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 000-51606), initially filed with the Commission on July 16, 2007)

4.8	Investment & Cooperation Agreement, dated December 26, 2007, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F (File No. 000-51606), initially filed with the Commission on June 17, 2008)

4.9	Supplementary Agreement Regarding the Investment & Cooperation Agreement, dated June 18, 2009, between Administrative Committee of Nanjing Xuzhuang Software Industry Base and Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. and Jiangsu Vimicro Electronics Corporation (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on July 9, 2009)

4.10	Fixed Assets Loan Contract, dated March 28, 2012, between Vimicro Tianjin and China Construction Bank Tianjin Branch (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on May 15, 2012)

4.11	Mortgage Contract, dated March 28, 2012, between Vimicro Tianjin and China Construction Bank Tianjin Branch (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on May 15, 2012)

4.12	Guarantee Contract, dated March 28, 2012, between Vimicro China and China Construction Bank Tianjin Branch (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on May 15, 2012)

4.13	English translation of Investment Agreement, dated July 13, 2012, among Shanxi Guoxin Investment (Group) Corporation, Vimicro Corporation, Vimicro China and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.14	English translation of Nominee Agreement, dated July 12, 2012, between Vimicro Corporation and Beijing Zhongxing Tianshi Consulting Company (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.15	Assignment and Assumption Agreement dated as of March 12, 2013 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.16	Share Transfer Agreement, dated April 26, 2013, between Vimicro International Corporation and Vimicro Management Zhongxing Tianshi Investment Corporation (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.17	English translation of Settlement Agreement, dated April 26, 2013, between Vimicro Corporation and Qingdao Vimicro Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 30, 2013)

4.18	English translation of Customized Property Alteration Entrustment Agreement, dated August 1, 2013, between Vimicro Jiangsu and Nanjing Xuzhuang Software Industrial Base (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 29, 2014)

4.19	Purchase and Sale Agreement, dated December 18, 2013, among Vimicro International Corporation, General Atlantic Partners (Bermuda), L.P., GAP-W International, LP, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GapStar, LLC and GAPCO GmbH & Co. KG (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 29, 2014)

4.20	English translation of Procurement Contract, dated December 31, 2013, between Vimicro Fuzhou and Zhongtianxin Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 29, 2014)

4.21	English Summary of Construction contract, dated March 25, 2014 between Vimicro Jiangsu and Jiangsu International Economic Technology Cooperation Group Co. Ltd. (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-34225), initially filed with the Commission on April 29. 2014)

4.22*	Letter dated April 30, 2015 from Ernst & Young Hua Ming LLP

4.23*

English translation of Strategic Cooperation Framework Agreement on the Project of “Industrialization Development and Application of Chip System of Starlight China Chip Internet of Things Project-SVAC National Standardized Internet of Things for Security Surveillance”, dated February 27, 2014, between the Economic and Information Committee of Guangdong Province and Vimicro China

4.24*	English translation of Cooperation Agreement, dated May 29, 2014, between Hengqin New Area Administrative Committee and Vimicro China

4.25*	English Summary of Customized Property Alteration Entrustment Agreement, dated April 10, 2014, between Vimicro Jiangsu, the Administrative Committee of Nanjing Xuzhuang Software Industrial Base and Nanjing Meidong Hanwei Technology Co., Ltd.

4.26*	English Summary of Customized Property Alteration Entrustment Agreement, dated August 13, 2014, between Vimicro Jiangsu, Nanjing Zhongna Construction Engineering Co., Ltd. and Nanjing Juxiang Wire and Cable Co., Ltd.

4.27*	English Summary of Customized Property Alteration Entrustment Agreement, dated December 3, 2014, between Vimicro Jiangsu, the Administrative Committee of Nanjing Xuzhuang Software Industrial Base and Jiangsu Qinshantang Investment Co., Ltd.

4.28*	English Summary of Customized Property Alteration Entrustment Agreement, dated January 19, 2015, between Vimicro Jiangsu, the Administrative Committee of Nanjing Xuzhuang Software Industrial Base and Jiangsu Newcom Optical & Electrical Communication Co., Ltd.

8.1*	List of Subsidiaries

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.3*	Consent of Grant Thornton, Independent Registered Public Accounting Firm

15.4*	Financial statements of Zhongtianxin Science and Technology Co., Ltd. filed in accordance with Regulation S-X Rule 3-09

15.5*	Consent of Grant Thornton, Independent Accounting Firm

101.INS *	XBRL Instance Document.

101.SCH *	XBRL Taxonomy Extension Schema Document.

101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB *	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE *	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

 The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIMICRO INTERNATIONAL CORPORATION

	By:	/s/ Zhonghan (John) Deng
	Name:	Zhonghan (John) Deng
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2015

VIMICRO INTERNATIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Vimicro International Corporation

We have audited the accompanying consolidated balance sheet of Vimicro International Corporation and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vimicro International Corporation and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON

Beijing, China

April 30, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Vimicro International Corporation

We have audited the accompanying consolidated balance sheet of Vimicro International Corporation as of December 31, 2013, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimicro International Corporation at December 31, 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 29, 2014

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		As of December 31
	Note	2013	2014
Assets
Current assets:
Cash and cash equivalents		35,869	25,662
Restricted cash	5	1,727	32
Accounts receivable, net of provision for doubtful accounts of $2,228 and $5,937 as of December 31, 2013 and 2014, respectively		24,996	24,516
Amounts due from related parties, net of provision for doubtful accounts of $2,156 and $1,871 as of December 31, 2013 and 2014, respectively	17	25,820	101,686
Inventories	6	13,812	13,719
Prepayments and other current assets, net of provision for doubtful accounts of $429 and $537 as of December 31, 2013 and 2014, respectively	7	7,517	7,409
Deferred tax assets	16(b)	-	1,014
Total current assets		109,741	174,038
Long-term investment		-	603
Investment in an equity investee		4,794	-
Property, equipment and software, net	8	26,124	54,140
Land use rights, net	9	15,518	15,289
Deferred tax assets	16(b)	-	703
Other long-term assets		2,055	1,594
Total assets		158,232	246,367
Liabilities and equity
Current liabilities:
Accounts payable		21,839	42,881
Amounts due to related parties	17	7,040	6,612
Taxes payable		6,991	18,295
Advances from customers		1,447	13,719
Accrued expenses and other current liabilities	10	6,632	20,498
Deferred government grant		8,057	20,533
Short-term bank loan		-	3,922
Deferred income from equity investee		-	6,184
Total current liabilities		52,006	132,644
Deferred government grant, non-current		1,511	1,505
Deferred tax liabilities	16(b)	14	5
Product warranty	19	1,065	3,185
Long-term bank loan	11	13,121	9,152
Other long-term liabilities	12	8,201	9,805
Total liabilities		75,918	156,296
Commitments and contingencies	22
Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 155,152,737 shares issued and 104,014,754 shares outstanding as of December 31, 2013 and 155,788,653 shares issued and 103,161,018 shares outstanding as of December 31, 2014	13	15	14
Additional paid-in capital		158,384	154,437
Treasury stock at cost, 41,872,088 shares as of December 31, 2013 and 34,095,849 shares as of December 31, 2014		(15,961)	(12,855)
Accumulated other comprehensive income	20	11,387	10,189
Accumulated deficit		(91,667)	(88,256)
Statutory reserve		2,782	4,068
Total shareholders’ equity attributable to Vimicro International Corporation		64,940	67,597
Noncontrolling interests	21	17,374	22,474
Total equity		82,314	90,071
Total liabilities and equity		158,232	246,367

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/LOSS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

		Years ended December 31
	Note	2012	2013	2014
Net revenues		71,187	64,525	100,443
Third parties		70,331	42,389	44,204
Related parties	17(a)	856	22,136	56,239
Cost of revenues		(45,146)	(42,141)	(61,353)
Gross profit		26,041	22,384	39,090
Operating expenses:
Research and development, net	15	(8,881)	(11,627)	(9,158)
Selling and marketing		(9,174)	(9,488)	(10,843)
General and administrative		(12,244)	(12,143)	(13,861)
Asset impairment		(1,448)	-	-
Total operating expenses		(31,747)	(33,258)	(33,862)
Net (loss)/income from operations		(5,706)	(10,874)	5,228
Other income/(expense):
Interest income/(expense), net		234	(165)	(115)
Foreign exchange (loss)/gain, net		(19)	1,235	(197)
Gain on disposal of subsidiary and equity interest		1,472	6	1,319
Others, net		169	369	887
Net(loss)/income before income taxes and equity in (loss)/gain of an equity investee		(3,850)	(9,429)	7,122
Income tax expense	16(a)	(210)	(692)	(823)
Net(loss)/income before equity in (loss)/gain of an equity investee		(4,060)	(10,121)	6,299
Equity in(loss)/gain of an equity investee, net of tax		(87)	1,372	3,552
Net(loss)/income from continuing operations		(4,147)	(8,749)	9,851
Net(loss)/income from continuing operations attributable to noncontrolling interests	21	(5,530)	(331)	5,154
Net income/(loss) from continuing operations attributable to Vimicro International Corporation		1,383	(8,418)	4,697
Net loss from discontinued operations, net of tax	4	(3,109)	-	-
Net loss from discontinued operations attributable to noncontrolling interests	4/21	(1,107)	-	-
Net loss from discontinued operations attributable to Vimicro International Corporation	4	(2,002)	-	-
Net(loss)/income		(7,256)	(8,749)	9,851
Net(loss)/income attributable to noncontrolling interests	21	(6,637)	(331)	5,154
Net(loss)/income attributable to Vimicro International Corporation		(619)	(8,418)	4,697
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	20	(62)	542	15
Deferred income received from disposal of a subsidiary	20	-	-	(1,267)
Reclassification of foreign currency translation adjustment into earnings due to disposal of VMF Shanghai	20	(1,468)	-	-
Other comprehensive(loss)/income, net of tax		(1,530)	542	(1,252)
Comprehensive(loss)/income		(8,786)	(8,207)	8,599
Comprehensive(loss)/ income attributable to noncontrolling interests	20	(6,711)	218	5,100
Comprehensive(loss)/income attributable to Vimicro International Corporation		(2,075)	(8,425)	3,499
(Loss)/income per share—basic
-continuing operations		0.01	(0.07)	0.05
-discontinued operations		(0.02)	-	-
Total (loss)/income per share—basic		(0.01)	(0.07)	0.05
(Loss)/income per share—diluted
-continuing operations		0.01	(0.07)	0.04
-discontinued operations		(0.02)	-	-
Total (loss)/income per share—diluted		(0.01)	(0.07)	0.04
Weighted-average number of ordinary shares outstanding
-basic		123,253,931	114,687,240	98,443,702
-diluted		127,624,447	114,687,240	115,534,122
Components of share-based compensation expenses are included in the following expense captions:
Research and development, net		(974)	(1,001)	(875)
Selling and marketing		(151)	(186)	(181)
General and administrative		(949)	(621)	(670)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Statutory Reserve	Total shareholders’ equity attributable to Vimicro International Corporation	Non-controlling Interests	Total Equity
Balance as of December 31, 2011	139,953,296	15	158,879	(6,490)	(82,630)	12,850	2,782	85,406	22,934	108,340
Net loss	-	-	-	-	(619)	-	-	(619)	(6,637)	(7,256)
Other comprehensive income	-	-	-	-	-	(1,456)	-	(1,456)	(74)	(1,530)
Exercise of share options/vested restricted shares	469,744	-	64	-	-	-	-	64	-	64
Share repurchase	(23,823,184)	-	-	(7,396)	-	-	-	(7,396)	-	(7,396)
Share-based compensation expense-employees	-	-	2,074	-	-	-	-	2,074	-	2,074
Disposal of a subsidiary	-	-	-	-	-	-	-	-	933	933
Balance as of December 31, 2012	116,599,856	15	161,017	(13,886)	(83,249)	11,394	2,782	78,073	17,156	95,229
Net loss	-	-	-	-	(8,418)	-	-	(8,418)	(331)	(8,749)
Other comprehensive income	-	-	-	-	-	(7)	-	(7)	549	542
Exercise of share options/vested restricted shares	1,567,297	1	121	-	-	-	-	122	-	122
Share repurchase	(14,152,399)	-	-	(6,638)	-	-	-	(6,638)	-	(6,638)
Share retirement	-	(1)	(4,562)	4,563	-	-	-	-	-	-
Share-based compensation expense-non-employees	-	-	230	-	-	-	-	230	-	230
Share-based compensation expense-employees	-	-	1,578	-	-	-	-	1,578	-	1,578
Balance as of December 31, 2013	104,014,754	15	158,384	(15,961)	(91,667)	11,387	2,782	64,940	17,374	82,314
Net income					4,697			4,697	5,154	9,851
Foreign currency translation adjustment						69		69	(54)	15
Exercise of share options/vested restricted shares	635,916	-	113					113		113
Treasury stock Shares issued to incentive plan	9,778,103	-	(1,223)	4,092				2,869		2,869
Share repurchase	(11,267,755)	-	-	(5,550)				(5,550)		(5,550)
Share retirement		(1)	(4,563)	4,564				-		-
Share-based compensation expense-non-employees			93					93		93
Share-based compensation expense-employees			1,633					1,633		1,633
Appropriation to statutory reserves					(1,286)		1,286	-		-
Deferred income received from disposal of a subsidiary						(1,267)		(1,267)		(1,267)
Balance as of December 31, 2014	103,161,018	14	154,437	(12,855)	(88,256)	10,189	4,068	67,597	22,474	90,071

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2012	2013	2014
Cash flows from operating activities:
Net (loss)/income	(7,256)	(8,749)	9,851
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	2,108	1,268	1,066
Provision for doubtful accounts	703	655	3,523
Forgiveness of amounts due from Vimicro Qingdao	1,186	-	-
Inventory provision	1,050	1,048	183
Amortization	397	368	313
Deferred income tax benefit	(129)	586	(1,717)
Share-based compensation expenses	2,074	1,808	1,726
Loss from disposal of property and equipment	32	6	13
Gain on disposal of subsidiary and equity interest	(1,472)	(6)	(1,319)
Asset impairment	1,448	-	-
Equity in (gain)/loss of an equity investee, net of tax	87	(1,372)	(3,552)
Unrealized profits on downstream transactions between the Group and its equity investee	0	1,976	14,381
Loss from discontinued operations	740	-	-
Changes in assets and liabilities:
Restricted cash	1,412	1,996	(22)
Accounts and notes receivable	(7,968)	(464)	(3,177)
Amounts due from related parties	(1,142)	(20,328)	(75,866)
Inventories	3,527	(4,236)	58
Prepayments and other current assets	(2,014)	(2,915)	(4,400)
Other assets	-	(209)	-
Deferred tax liabilities	-	(9)	(9)
Accounts payable	(31)	14,199	21,042
Amounts due to related parties	1,221	2,575	(428)
Notes payable	(662)	-	-
Taxes payable	1,020	4,558	11,270
Advances from customers	790	1,195	9,003
Accrued expenses and other current liabilities	3,191	(4,812)	5,540
Product warranty	223	584	2,120
Deferred government grants	6,566	(4,528)	12,475
Net cash provided by/(used in) operating activities	7,101	(14,806)	2,074
Cash flows from investing activities:
Purchase of property, equipment and software	(8,506)	(9,945)	(20,787)
Purchase of noncurrent assets	-	(479)	-
Payment for performance guarantee with respect to construction activity	-	(291)	-
Investment in an equity investee	(4,275)	(468)	-
Long-term investment in cost method	-	-	(603)
Proceeds from disposal of assets in discontinued operations	-	2,900	-
Proceeds from disposal of equity interest, net of cash disposed	10,410	(1,481)	5,000
Proceeds from sales deposit of properties	-	3,280	-
Net cash used in investing activities	(2,371)	(6,484)	(16,390)
Cash flows from financing activities:
Proceeds from long-term bank loans	4,773	8,348	-
Changes in restricted cash	(547)	(1,181)	1,717
Repurchase of shares	(7,396)	(6,638)	(5,550)
Proceeds from exercise of share options	64	122	2,982
Proceeds from interest-free government loan	4,772	-	4,885
Net cash provided by financing activities	1,666	651	4,034
Effect of exchange rate changes on cash and cash equivalents	(91)	976	75
Net increase/(decrease) in cash and cash equivalents	6,305	(19,663)	(10,207)
Cash and cash equivalents at beginning of year	49,227	55,532	35,869
Cash and cash equivalents at end of year	55,532	35,869	25,662
Supplemental disclosure of cashflow information:
Payable for purchase of property and equipment	-	3,422	8,108
Cash paid during the year for:
Interest paid	256	800	887
Income tax paid	-	-	44

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Vimicro International Corporation (the “Company”) was incorporated under the laws of the Cayman Islands on February 24, 2004 as an exempted company with limited liability. It holds 100% of the equity interest of Vimicro Corporation (“Vimicro China”) with an approved operating period through October 2029. As of December 31, 2014, Vimicro China has four directly wholly owned subsidiaries, a majority owned consolidated subsidiary, a Variable interest entity (“VIE”) and three indirectly owned subsidiaries. The Company and its controlled entities, including subsidiaries and VIE are hereinafter collectively referred to as the “Group”.

The Group designs, develops and markets semiconductor products with multimedia applications, including personal computer (“PC”) camera multimedia processors and security processors. The Group also provides video surveillance solutions and services. In addition, it is also involved in the packaging, testing and reselling of third party image sensors according to the Company’s specifications. Product manufacturing, certain product packaging and testing are outsourced to third party vendors.

The details of the subsidiaries and VIE as of December 31, 2014 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic
Name	Incorporation	Incorporation	Ownership
Direct subsidiary:
Vimicro Corporation (“Vimicro China”)	PRC	October, 1999	100%
Direct subsidiaries of Vimicro China:
Viewtel Corporation (“Viewtel”)	United States of America	June, 1999	100%
Vimicro Electronics International Limited (“Vimicro Hong Kong”)	Hong Kong	May, 2002	100%
Vimicro Electronic Technology Corporation (“Vimicro Beijing”)	PRC	April, 2007	100%
Vimicro Electronics Corporation (“Vimicro Tianjin”)	PRC	December,2008	50.01%
Vimicro Guangdong Corporation (“Vimicro Guangdong”)	PRC	March, 2014	100%
Variable interest entity ("VIE") of Vimicro China:
Vimicro Sky-Vision Technology Corporation (“Vimicro Sky-Vision”)	PRC	March,2010	100%
Direct subsidiary of Vimicro Tianjin:
Guiyang Vimicro Electronics limited (“Vimicro Guiyang”)	PRC	January, 2012	100%
Direct subsidiary of Vimicro Beijing:
Jiangsu Vimicro Electronics limited (“Vimicro Jiangsu”)	PRC	December, 2007	100%
Direct subsidiary of Vimicro Guangdong:
Vimicro Fuzhou Corporation (“Vimicro Fuzhou”)	PRC	July, 2012	100%

Vimicro China formed Vimicro Tianjin with the State-owned Asset Management Corporation of Tianjin Economic-Technological Development Area (“Tianjin SAMC”), and Beijing Zhongxing Tianshi Investment Center, or Vimicro Management Foundation (“VMF”) which is a venture capital fund managed by certain members of the Company’s management. Vimicro China and Tianjin SAMC each holds 49.99% ownership interest in Vimicro Tianjin. VMF holds a nominal ownership interest. Pursuant to the related agreements, Vimicro China obtained the voting rights and economic interests associated with VMF’s current share ownership in Vimicro Tianjin, which provides Vimicro China control over Vimicro Tianjin. Accordingly, the Company consolidates Vimicro Tianjin. Vimicro Tianjin focuses on the design, manufacture and sale of digital video surveillance products.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

On July 27, 2009, Vimicro China formed Shanghai Visiondigi Technology Co. Ltd. (“Visiondigi”) in Shanghai with three individuals. Vimicro China and the three individuals (“Individual Shareholders of Visiondigi”) contributed cash and intangible assets for 61.5% and 38.5% equity interest in Visiondigi, respectively. Visiondigi specializes in network video surveillance products and solutions. In January 2010, Ningbo Sunny Opotech Corporation Limited (“Ningbo Sunny”) invested RMB20 million ($2,900) in Visiondigi. Vimicro China increased its shareholding for a consideration of RMB9.85 million ($1,400). In April 2011, as per previous agreement between the shareholders, the shareholding percentage of the Individual Shareholders of Visiondigi as a group was reduced by 7%, which was proportionately transferred to Vimicro China and Ningbo Sunny according to their cash amounts invested in March 2010. In March 2010, Vimicro China, Ningbo Sunny and the Individual Shareholders of Visiondigi increased their cash contribution with a total amount of RMB10 million ($1,500) in proportion to each shareholding percentage, of which Vimicro China contributed RMB5.3 million ($800). In July 2012, Ningbo Sunny increased its shareholding from 30.85% to 34.79% for a consideration of RMB3.09 million ($490), the three individuals increased their shareholding from 15.89% to 17.91% for a consideration of RMB1.59 million ($250), Vimicro China did not increase its shareholding. In July 2012, the Company disposed of 35.26% of its equity interest in Visiondigi to an individual third party for RMB310,686. Following the disposal, the Company owns 18% of Visiondigi, which includes 5.97% held on behalf of other shareholders. The disposal transaction was completed in July 2012. The Company lost control of Visiondigi as a result of the disposal and also does not expect significant continuing involvement in the operations of Visiondigi. After the disposal, Visiondigi is regarded as a cost method equity investment by the Company and is no longer consolidated. Accordingly, the results of operations of Visiondigi have been shown as “Discontinued Operations” in the consolidated statements of comprehensive loss/income for the year ended December 31, 2012.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

In 2010, Vimicro Sky-Vision which is a PRC legal entity was established by the CEO and President of the Company or individuals authorized by the Company. Through the aforementioned activities, Vimicro Sky-Vision is considered a VIE in accordance with U.S. GAAP. The Company consolidates the VIE in accordance with SEC Regulation S-X 3A-02, Accounting Standards Codification (“ASC”) 810,   Consolidation   (“ASC 810”), because the Company holds all the variable interests of the VIE through Vimicro China, which is the primary beneficiary of the VIE. Despite the lack of majority ownership, there exists a parent-subsidiary relationship between the Company and VIE through the aforementioned agreements, whereby the equity holders of VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Vimicro China. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIE. Please refer to Note 3—“VARIABLE INTEREST ENTITY” for more details.

Vimicro Fuzhou, Vimicro Guiyang and Vimicro Guangdong focus on the design, manufacture and sales of security and surveillance products, as well as the execution and maintenance of local security and surveillance projects. In December 2014, Vimicro Guangdong acquired Vimicro Fuzhou from Vimicro China with a net carrying amount of RMB46.7 million ($7.6 million).

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

The Company held 100% of the equity interest of Vimicro VMF Shenzhen Corporation (“VMF Shenzhen”), which was incorporated in the British Virgin Islands in January 12, 2012. VMF Shenzhen did not have any other asset except for 100% of the equity of Vimicro Technology Corporation (“Vimicro Shenzhen”). Vimicro Shenzhen was established in Shenzhen, PRC, in November 2006 to facilitate domestic sales and perform research and development with an approved operating period of twenty years. In April 2013, after the approval by the audit committee and the special independent committee, the Company disposed the equity interest in VMF Shenzhen to Vimicro Management Zhongxing Tianshi Investment Corporation (“Vimicro Tianshi”), which was majority owned by certain senior executives of the Group, for a total consideration of $10,000 based on a valuation performed by a third party appraiser. The transaction was considered an in-substance sales of real estate accounted for in accordance with ASC 360-20, Property, Plant and Equipment — Real Estate Sales. Due to insufficient initial investment made by Vimicro Tianshi, a sale was not consummated as of December 31, 2013 and was accounted for using the cost recovery method. During the year ended December 31, 2013, the Group transferred the ownership of VMF Shenzhen and received $5,000 of consideration. Accordingly, the Group deconsolidated VMF Shenzhen and the outstanding consideration of $5,000 was recorded as an amount due from related party at December 31, 2013. The related disposal gain is deferred until receipt of the full consideration. In January 2014 and April 2014, the Company received $3,800 and $1,200, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONT’D)

There have been no significant operations in Vimicro Beijing and Vimicro Jiangsu since their establishment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and on a going concern basis with the ownership interests of minority shareholders reported as noncontrolling interests.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its controlled operating entities including that majority owned subsidiaries and the VIE.

 All intercompany transactions and balances have been eliminated upon consolidation.

Long-term Investments

The Company’s long-term investment only consists of cost method investment. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value then becomes the new cost basis of investment.

The Group held 0.1% equity interest in Vimicro Wuxi with a carrying amount of $2 as of December 31, 2012. The Group disposed 0.1% equity interest of Vimicro Wuxi in September 2013 for $8 to VMF Consulting Company. The Group beneficially held 18.03% equity interest in Vimicro Qingdao and held 12.03% equity interest in Visiondigi. The investment in Vimicro Qingdao and Visiondigi were fully impaired as of December 31, 2012.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Investment in an equity investee

Investments in entities over which the Group holds between 20% and 50% of the equity interest, or over which the Group has significant influence but does not control are accounted for using the equity method of accounting  in accordance with ASC topic 323, Investments-Equity Method and Joint Ventures. Equity method of accounting involves recognizing the Group’s share of the profit or loss for the year in the consolidated statements of comprehensive loss/income. When the Group’s share of losses in an investment in an equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the equity investee, which to date the Group has not. In September 2012, Vimicro China made an investment in and established Zhongtianxin Science and Technology Co., Ltd. (“Zhongtianxin”) with Shanxi Guoxin Investment (Group) Corporation. The Group directly holds 49% of equity interest in Zhongtianxin and an additional 2% of equity interest is held by VMF Consulting Company on behalf of Vimicro China as a nominee shareholder. As the noncontrolling shareholder has substantive participating rights including the approval of the annual budget, operation and investment plan, appointment, dismissal and remuneration of the board of directors and the general manager according to the Articles of Association of Zhongtianxin, the Company does not have control over Zhongtianxin. Therefore, the Company adopts the equity method to account for the investment in Zhongtianxin.

The Company made cash investments of $4,439, $468 and nil in Zhongtianxin for the years ended December 31, 2012, 2013 and 2014, respectively, and also contributed intellectual properties (“IPs”) with a fair value of $11,809, as determined by a third party appraiser, to Zhongtianxin as part of its investment during the year ended December 31, 2013. All the IPs contributed by the Company to Zhongtianxin was developed by the Group and the related historical research and development expenditures to develop the IPs were fully expensed in the Group’s historical consolidated financial statements. As a result, the Group recorded the contribution of the IPs to Zhongtianxin at carrying amount, which was nil. The Group recognized its share of profit of $1,372 and $3,552 (adjusted for basis differences between the Group’s cost and the underlying equity in net assets of Zhongtianxin and elimination of intra-entity profits or losses on assets still remaining on the books of the investor) in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2013 and 2014, respectively. The Group’s gross profit has eliminated intra-entity revenue and cost that remain on the books of the investee as at year end. When the investment in an equity investee is reduced to zero, elimination of intra-entity profits will be recognized in deferred income from equity investee.

The following table summarizes information regarding the deferred income from equity investee as of December 31, 2013 and 2014, which is included on the consolidated balance sheets:

	As of December 31
	2013	2014
Investment in original cost	4,921	4,903
Accumulated gain on equity investment	1,876	5,297
Deferred gross profit on equity investment*	(2,003)	(16,384)
	4,794	(6,184)

* The difference of revenue recognition point between the Company and Zhongtianxin, the Company eliminated its intra-entity of 51% interest in the voting common stock of Zhongtianxin.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property, equipment and software and other long-lived assets, recognition and measurement of deferred tax assets and uncertain tax positions, provision for doubtful accounts, write-down of inventories, share-based compensation expenses, estimated selling price for multiple element deliverables, impairment of long-lived assets and equity method investment. The actual results experienced by the Group may differ from management estimate.

Concentration of risks

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

The Group operates in two segments: video processor business and video surveillance solution business. Revenues from the video processor business and video surveillance solution business accounted for 75% and 25%, 32% and 68%, 15% and 85% of total revenue for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2012, 2013 and 2014, the top ten customers accounted for 91%, 82% and 89% of total product revenue, respectively. The Group cannot assure that these customers will continue to purchase products from the Group.

The following table summarizes the customers who accounted for more than 10% of the total revenue of the Group for the years ended December 31, 2012, 2013 and 2014:

	Years ended December 31
	2012	2013	2014
Customer Z	-%	33%	56%
Customer P	63%	26%	13%
Customer S	11%	7%	2%

Customer P belongs to the video processor business and Customers S and Z belong to the video surveillance solution business for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group relies on a few foundries for wafers and several companies for assembly and testing services for the existing products. The ability of each foundry to provide wafers is limited by the foundry’s available capacity.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Deposits held with financial institutions are not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unlikely to claim its deposits back in full. The Company continues to monitor the financial strength of the financial institutions. The Company had $25,694 in cash and cash equivalents and restricted cash as of December 31, 2014.

As of December 31, 2014, accounts receivables are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Group performs on its customers’ financial conditions and ongoing monitoring process of outstanding balances.

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2013 and 2014:

	As of December 31
	2013	2014
Customer S	33%	9%
Customer D	-	11%

 Currency convertibility risks

The RMB is not freely convertible into foreign currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

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

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Majority of the Group’s revenue, cost of revenue and most of operating expenses are denominated in RMB, while a portion of non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which is pegged to the U.S. dollar. The Group uses the U.S. dollar as the reporting currency for its financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the Group’s costs and operating margins as well as its net loss/income and comprehensive loss/income reported in U.S. dollars.

Fair value measurements

ASC topic 820 (“ASC 820”), Fair value measurement and Disclosure defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other current assets, long-term investment, amounts due from/to related parties, accounts payable, customer advances and long-term bank loans. The carrying amounts of the Group’s cash and cash equivalents, restricted cash, accounts receivable, amounts due from/to related parties, accounts payable, customer advances and accrued expenses and other current liabilities approximated their fair values as of the balance sheet dates due to the short maturity of those instruments. The carrying amounts of the Group’s long-term investment approximated its fair values as of the balance sheet date due to the long maturity of this instrument. The fair value of long-term bank loans are estimated based on the discounted value of future contractual cash flows which approximates their carrying value due to the fact they are predominately stated at variable rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy.

There were no non-recurring and recurring fair value measurements as of December 31, 2013 and 2014.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits that mature within three months placed with banks or other financial institutions, which are payable on demand.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Restricted cash

Restricted cash balances comprise cash in bank balances, which are restricted as to withdrawal or usage under the terms of certain contracts or under bank regulations.

Accounts receivable and provision for doubtful accounts

The carrying value of accounts receivable is stated at the amount the Group expects to collect. Provisions are made against accounts receivable to the extent that collection is considered to be doubtful. Many factors are considered in estimating the provision, including aging, customer credit, and current economic trends. The provision for doubtful accounts charged for the years ended December 31, 2012, 2013 and 2014 was $721, $21 and $3,700, respectively. Accounts receivable in the consolidated balance sheets are stated net of such provision, if any.

Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted-average basis. Cost of work in progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment.

Property, equipment and software are depreciated over their estimated useful lives on a straight line basis. Estimated residual values are nil. The estimated useful lives are as follows:

Estimated useful lives

Equipment and office furniture	5 years
Mask and tooling	2 years
Motor vehicles	5 years
Purchased software	3 to 5 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss/income.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Interest expense incurred for qualifying assets are capitalized in accordance with ASC 835-20, Capitalization of Interest.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately on the balance sheet. Long-lived assets reclassified as held for sale are not depreciated or amortized. The fair value less cost to sell of the long-lived asset or disposal group is evaluated at each end of reporting period. As of December 31, 2013 and 2014, there was no long-lived asset or disposal group classified as held for sale.

The Group follows ASC 205-20, Presentation of Financial Statements: Discontinued Operations in its accounting for a component of the Company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the Company. Such component is reported as discontinued operations when the operations and cash flow of the components have been or will be eliminated from the Group as a result of disposal and the Group will not have any significant involvement in the operation of the component after the disposal. In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360-10, less applicable income taxes, for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the consolidated statements of comprehensive loss/income.

Land use rights

Land use rights include prepayments towards acquisition and land use rights acquired. Land use rights acquired are stated at cost less accumulated amortization and impairment loss. Land use rights are amortized on a straight-line basis over their useful lives of up to 50 years.

Golf memberships

The Company holds two lifetime golf memberships with a total carrying amount of $370 and $369 at December 31, 2013 and 2014, respectively, recorded as other non-current assets. Lifetime golf memberships have an indefinite useful life and are not amortized, instead, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. No impairment charges were recognized for the periods presented.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Product warranty

The Group provides warranty on its product sales for a period generally ranging from one to five years from the time of final acceptance or goods delivery. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and specific circumstances.

Impairment of long-lived assets

Impairment of property, equipment and software and land use rights

The Group evaluates its property, equipment and software and land use rights or asset group whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of property, equipment and software and land use rights may not be fully recoverable. When these events occur, the Group determines whether there is impairment by comparing the carrying amount of the assets or asset group to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets or asset group, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows.

Impairment of investment in an equity investee

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

Revenue recognition

The Group recognizes revenue from the sales of products and rendering of services when the earnings process has been completed and all revenue recognition criteria has been met persuasive evidence for an arrangement exists, delivery of products and/or services and transfer of title has occurred, the selling price is both fixed and determinable and collectability is reasonably assured, as prescribed by ASC 605, Revenue recognition (“ASC 605”).

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Video processors

Video processor revenue derives from PC and embedded notebook camera video processors, image sensors, and other products. Revenues related to video processors are generally recorded net of business taxes and related surcharges provided all revenue recognition criteria have been met.

The Company uses distributors for sales of video processors. The Company enters into generally short term arrangements with its distributors, which on rare occasions may include certain obligations of the Company such as acceptance or price protection clauses. The distributors make full payment prior to shipping or enjoy credit terms from 30 to 90 days. The Company does not have a history of providing refunds, discounts or other price concessions in connection with price protection clauses that the Company may provide to a distributor. The Company believes that such provisions are within the control of the Company and expects any benefits provided to the distributor to be insignificant. As such, the Company believes that it is able to reasonably estimate price concessions as remote, such that the price is fixed and determinable and revenue is recognized upon delivery of the product. When the Company provides an acceptance provision to a distributor, revenue is not recognized until acceptance has been received. The Company does not have any other post shipment obligations.

The cost of video processor revenue primarily consists of costs associated with the fabrication of wafers, assembly, testing and shipping of video processors, amortization of costs associated with production masks and tooling and costs of third-party image sensors that the Group sells to its customers.

Video Surveillance Solutions

The video surveillance solutions are generally comprised of hardware with essential software and separate installation. The hardware and software components generally include a digital video recorder, camera, server, personal computers and the proprietary software of ViSS with other third party software that supports the operating system. The Company’s software products are bundled together with hardware products so that the software components and non-software components function together to deliver the products’ essential functionality. The Company markets and sells an integrated platform for a unified surveillance, storage and management solution. If the hardware does not contain the software, the video surveillance solution cannot be separately marketed and sold to customers. Therefore, the video surveillance solutions are excluded from being accounted for under software revenue recognition guidance. In addition, the Company also provides installation services, which includes software testing and equipment set up for the monitoring room. The successful completion of the Company’s obligations under these arrangements is often subject to delivery acceptance, satisfactory testing and approval of such products and services. These sales arrangements do not include any general rights of return provisions.

The hardware, software and installation in video surveillance solutions arrangements are considered multiple accounting units in accordance with ASC 605. The total arrangement consideration is allocated to the individual deliverables on the basis of their relative selling price.

The relative selling price method is based on the selling price of vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or management’s estimated selling price (“ESP”) if neither VSOE nor TPE is available for the delivered items. The Company uses the estimated selling price for each deliverable as neither VSOE nor TPE is available from the Company’s relatively short history engaged in the video surveillance solutions business. The objective of ESP is to determine the price at which the Company would transact a sale if the deliverable were sold on a stand-alone basis.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

The cost of video surveillance solutions revenue includes the cost of hardware and software, installation and other services and warranty cost. These costs are capitalized as inventory costs until the related revenue is recognized.

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

The Company combines a group of contracts and accounts for them as one arrangement if these contracts are entered into at or near the same time with the same customer or related parties.

Warranty obligation is provided based on the estimated future warranty payment when the underlying revenue is recognized.

Research and development costs

Research and development costs include the cost incurred for the development of the business prior to the establishment of technological feasibility. Maintenance cost incurred after the establishment of technological feasibility is charged to expense as incurred.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Government grants

Government grants received from PRC government agencies are recognized as deferred government grants and offset against the corresponding expenses as and when they are incurred for the specific research and development projects or general operation purpose for which these grants are received. The Group had received grants from authorities in the PRC mostly for its surveillance related research and development activities. Such grants amounted to $13.3 million, $9.0 million and $29.6 million in 2012, 2013 and 2014, respectively.

Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were $301, $365 and $685 for the years ended December 31, 2012, 2013 and 2014, respectively, and have been including in selling and marketing expense.

Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from net operating loss carry-forwards, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statements of comprehensive loss/income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Group adopted the provisions of ASC 740, Income Taxes (“ASC 740”) to clarify the accounting for uncertainty in income taxes. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss/income.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Foreign currency transactions and translation

The functional and reporting currency of the Company is the United States dollar (“USD”). Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using exchange rates in effect at the balance sheet date. These exchange gains and losses are recognized in the consolidated statements of comprehensive loss/income.

The financial information of the Group’s subsidiaries and VIE are maintained in its local currency. Those entities that use a different functional currency other than USD are translated into USD using the applicable exchange rates quoted by the People’s Bank of China at balance sheet date for assets and liabilities, historical exchange rates are used for equity amounts and average exchange rates are used for revenues, expenses, gains, and losses. Translation adjustments resulting from translation of these consolidated financial statements are reflected as foreign currency translation adjustment in accumulated other comprehensive income/loss in the consolidated statements of shareholders’ equity.

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

The Company has elected to recognize share-based compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, and the Company measures the cost of employee services received in exchange for share-based compensation expense at the grant date fair value of the award. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. The fair value of share options is determined using the Black- Scholes option pricing model method.

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

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Employee social security and welfare benefit plans

All full-time Chinese employees of the Company’s PRC subsidiaries participate in a PRC government-mandated employee social security plans, including pension benefits, work-related injury benefits, maternity insurance, medical insurance, unemployment insurance, housing and other welfare benefits, organized and administered by relevant government authorities. The premiums and welfare benefit contributions that are borne by these entities are calculated based on percentages of the total salary of employees, subject to certain ceilings and are paid to the respective labor and social welfare authorities. The PRC government is responsible for the welfare benefit for the retired employees. The Group has no obligation for post retirement or other welfare benefits beyond the contribution.

The welfare benefits expenses were $3,700, $3,863 and $4,358 for the years ended December 31, 2012, 2013 and 2014, respectively.

Profit appropriation

In accordance with the laws applicable to China’s Foreign Investment Enterprises, those of the Company’s China-based subsidiaries that are considered under PRC law to be a wholly foreign-owned enterprise and prohibited from distributed their statutory reserve and are required to make appropriations from after-tax profit to non-distributable reserve funds. Each of the Company’s PRC subsidiaries should set aside at least 10% of its annual net profit, after recouping prior years’ losses, determined under PRC GAAP to a statutory reserve fund before distributions to investors. The appropriation of the net profit to the statutory reserve fund must be made annually until the accumulated reserve fund has reached 50% of registered capital of the respective company.

In accordance with the China Company Laws, the Company’s China-based subsidiary is considered under PRC law to be domestically funded enterprises, as well as the Company’s VIE should set aside at least 10% of its net profit, after recouping prior years’ losses, determined under PRC GAAP to a statutory reserve fund before distributions to investors. The appropriation of the net profit to the statutory reserve fund must be made annually until the accumulated reserve fund has reached 50% of VIE’s registered capital. The PRC subsidiaries and VIE did not appropriate statutory reserve fund during the years ended December 31, 2012, 2013 because of their losses. The Group has made profit appropriations of $1.3 million to these funds for the year ended December 31, 2014.

For the years ended December 31, 2013 and 2014, the total appropriation was $2,782 and $4,068, respectively.

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

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(Loss)/income per share

The Group computes (loss)/income per share in accordance with ASC 260, Earning Per share (“ASC 260”). Basic net (loss)/income per share is computed by dividing net (loss)/income by the weighted-average number of ordinary shares outstanding during the year. Diluted net (loss)/income per share is computed by dividing net (loss)/income by the weighted-average number of ordinary shares outstanding and, if dilutive, the potential ordinary shares outstanding during the year.

The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method for stock option and unvested shares. Potentially dilutive securities have been excluded from the computation of diluted (loss)/income per share if their effects would be anti-dilutive.

The following table sets forth the computation of basic and diluted (loss)/income attributable to ordinary shareholders per share:

	Years ended December 31
	2012	2013	2014
Numerator:
Net income/(Loss) from continuing operations attributable to Vimicro International Corporation	1,383	(8,418)	4,697
Loss from discontinued operations attributable to Vimicro International Corporation	(2,002)	—	—
Net (Loss)/income attributable to Vimicro International Corporation	(619)	(8,418)	4,697

Denominator (in number of shares):
Weighted-average ordinary shares outstanding - basic	123,253,931	114,687,240	98,443,702
Dilutive effect of stock options and restricted shares	4,370,516	—	17,090,420
Weighted-average number of ordinary shares outstanding—diluted	127,624,447	114,687,240	115,534,122

(Loss)/income per share- basic
Continuing operations	0.01	(0.07)	0.05
Discontinued operations	(0.02)	—	—
Total loss/income per share - basic	(0.01)	(0.07)	0.05
(Loss)/income per share- diluted
Continuing operations	0.01	(0.07)	0.04
Discontinued operations	(0.02)	—	—
Total loss/income per share - diluted	(0.01)	(0.07)	0.04

Outstanding share options and non-vested restricted shares as of December 31 2013 were excluded from the computation of dilutive loss per share for the year ended December 31 2013 because of its anti-dilutive effect. For the year ended December 31, 2012, 24,544,023 share options and non-vested restricted shares were excluded from the calculation of dilutive earnings per share because of their anti-dilutive effect. For the year ended December 31, 2014, 14,640,968 share options and non-vested restricted shares were excluded from the calculation of dilutive earnings per share because of their anti-dilutive effect. The dilutive effects of the options and non-vested restricted shares are calculated using the treasury stock method.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive (loss)/income includes net (loss)/income and foreign currency translation adjustments, deferred income received from disposal of a subsidiary and unrealized gain on marketable equity securities are presented in the consolidated statement of comprehensive income/(loss).

Leases

In accordance with ASC 840, Leases (“ASC 840”), leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capital lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. The cost of the asset under capital lease is amortized as set out under the property, equipment and software (Note 8).

Operating lease expenses are recognized to the consolidated statements of comprehensive loss/income on a straight-line basis over the applicable lease term. The Group normalizes rental expense on operating leases that involve rent concessions.

Noncontrolling interests

Noncontrolling interests are recognized to reflect the portion of the equity of majority-owned subsidiary which is attributable, directly or indirectly, to the noncontrolling shareholder. Currently, the noncontrolling interests in the Company’s consolidated financial statements consist primarily of noncontrolling interests for Tianjin SAMC.

Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and shows them separately in the shareholders’ equity as the Company believed that these shares are no longer outstanding and are held. Treasury stock is accounted for under the cost method.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent accounting pronouncements

In April 2014, The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In May 2014, The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In August 2014, the FASB issued Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

3.	VARIABLE INTEREST ENTITY

Basic Information

PRC laws and regulations prohibit or restrict foreign ownership of value-added telecommunications services. To comply with these foreign ownership restrictions, the Company operates its value-added telecommunications services in the PRC through its VIE. The paid-in capital of the VIE was funded by the Company through a loan extended to the authorized individuals. The Company has entered into certain exclusive agreements with the VIE through Vimicro China which obligates Vimicro China to absorb a majority of the risk of loss from the VIE activities and entitles Vimicro China to receive a majority of residual returns. In addition, the Company has entered into certain agreements with the authorized individuals through Vimicro China, including loan agreements for the paid-in capital of the VIE, option agreements to acquire the equity interests in the VIE when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIE held by the authorized individuals.

Financial Information

As of December 31, 2013, the carrying amounts of the total current assets and shareholder’s equity of the VIE were $1,521 and $1,514, respectively. As of December 31, 2014, the carrying amounts of the total current assets and shareholder’s equity of the VIE were $1,511 and $1,478, respectively. The VIE has no substantive operation since incorporation and the Company has not provided financial or other support during the periods presented to the VIE that it was not previously contractually required to provide.

Summary of significant agreements currently in effect

Loan agreement between Vimicro China and the shareholders of Vimicro Sky-Vision, Vimicro China granted interest-free loans to the legal shareholders of the Vimicro Sky-Vision in the amount that is equal to their respective capital contribution in the Vimicro Sky-Vision. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interests in the applicable Vimicro Sky-Vision to Vimicro China or its designated representatives pursuant to the applicable exclusive equity interest purchase right agreement.

Business operations agreement among Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision, Vimicro China should provide financial support and fund any losses when Vimicro Sky-Vision require it, and Vimicro Sky-Vision together with its shareholder jointly agree that Vimicro Sky-Vision should not conduct any transaction which may materially affects its assets, obligations and rights on the company’s operation without obtaining a prior written consent from Vimicro China, including conduct any business, make any capital expenditure, appoint or change any directors etc. This agreement sets forth the rights of Vimicro China to control the actions of the shareholders of Vimicro Sky-Vision.

Power of Attorney among Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision. This agreement sets forth the rights of Vimicro China to control the actions of the shareholders of Vimicro Sky-Vision.

Exclusive technical and consulting service agreements between Vimicro China and Vimicro Sky-Vision, Vimicro China has the exclusive right to provide technical and consulting services to Vimicro Sky-Vision, including product development and application services, technology support, intellectual property rights, marketing, staffing, business operation and maintenance services to Vimicro Sky-Vision for a fee. Vimicro Sky-Vision has agreed to pay a service fee to Vimicro China equal to a certain percentage of its respective total operating margin. The technical and consulting service agreements also transfer all of the economic benefit of intellectual property created by Vimicro Sky-Vision to Vimicro China. And it will remain in effect indefinitely and can be terminated only by Vimicro China unless otherwise required by law.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

3.	VARIABLE INTEREST ENTITY (CONT’D)

Equity interest purchase right agreement among Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision, the legal shareholders of Vimicro Sky-Vision irrevocably granted Vimicro China or its designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in Vimicro Sky-Vision from the legal shareholders. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws. The exclusive interest purchase right agreement will remain in effect until all of the equity interests in Vimicro Sky-Vision have been duly transferred to Vimicro China or its designated representative.

Share pledge agreement among Vimicro China, Vimicro Sky-Vision and the shareholders of Vimicro Sky-Vision, the legal shareholders of Vimicro Sky-Vision have pledged their respective equity interests to Vimicro China to secure the performance of the obligations of Vimicro Sky-Vision and their legal shareholders under the applicable exclusive technical licensing and consulting services agreement, equity interest purchase right agreement and loan agreement. The Share pledge agreements will remain in effect until the secured obligations have been fully performed by Vimicro Sky-Vision or released by Vimicro China.

4.	DISCONTINUED OPERATIONS

In order to focus on core PC and embedded notebook camera video processor and video surveillance solutions businesses, while at the same time streamlining the cost structure, in December 2011, the Company disposed of its mobile business to a newly established entity, Vimicro Qingdao, a related party, which was 18% owned by Vimicro China, 19% owned by Vimicro Wuxi, 14% owned by VMF Consulting Company and 49% owned by two former key employees of the mobile business. Transaction consideration of $4,202 was established with the assistance of a third party valuation firm. Following the disposal, the investment in Vimicro Qingdao is accounted for at cost less impairment and is not subject to consolidation. The disposal transaction was completed in December 2011. Due to the continued loss sustained by Vimicro Qingdao, in April 2013, the Group entered into a settlement agreement with Vimicro Qingdao whereby the Group agreed to forgive a portion of outstanding consideration in an amount of $1,186 from Vimicro Qingdao, based on the condition that $2,900 will be received by June 30, 2013. On August 31, 2013, the Group received a payment of $2,900 from Vimicro Qingdao. The remaining outstanding amount due from Vimicro Qingdao amounting to $1,186 was written off by the Group as of December 31, 2012 and recognized as general and administrative expenses under continuing operations since the resolution of outstanding purchase consideration was not related to the operations of the disposed mobile business prior to the disposal but based on events and circumstances occurring after the disposal.

In July 2012, the Company disposed of 35.26% of the equity interest in Visiondigi to an individual third party at a consideration of $49 in the effort to divest a loss-making non-core business. The Company derecognized the assets and liabilities of Visiondigi at their carrying amounts, which was $4,082 and $5,847 respectively, and recognized a loss on divestiture of $740. Following the disposal, the Company owns 18% of Visiondigi, which includes holding a shareholding of 3.94% on behalf of Ningbo Sunny and 2.03% on behalf of three individuals. The disposal transaction was completed in July 2012. In connection with the disposal, the Group has written off the outstanding balance due from Visiondigi in an amount of $1,747 and included this in the loss on disposal. After the disposal, the Company will have continuation of cost-generating activities with Visiondigi which will generate insignificant continuing cash outflows. Related activities before the disposal included prepayments of $4,904 and $292 and purchased inventory of $3,765 and $33 from Visiondigi in 2011 and 2012, respectively. The Company ceased to control Visiondigi as a result of the disposal and also does not expect significant direct cash flows nor significant continuing involvement in the operations of Visiondigi after the disposal. Accordingly, the results of operations of Visiondigi have been shown as “Discontinued Operations” in the consolidated statements of comprehensive loss/income for the years ended December 31 2012.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

4.	DISCONTINUED OPERATIONS (CONT’D)

The results of operations of the mobile business and Visiondigi were separately presented on the consolidated statements of comprehensive loss/income under “Discontinued Operations” for the years ended December 31 2012 which included:

2012
Net revenue	1,367
Cost of revenue	(2,430)
Gross profit	(1,063)
Operating expenses	(1,289)
Net loss from operations before income tax	(2,352)
Other income/(loss)	(17)
Income tax expense	—
Net loss from operations	(2,369)
Net loss on disposal	(740)
Net loss	(3,109)

5.	RESTRICTED CASH

Restricted cash of $1,727 and $10 primarily related to the government grants and cash pledged for long-term bank loans of Vimicro Tianjin as of December 31, 2013 and 2014, respectively. Restricted cash of $22 primarily related to customer deposit to develop retail business as of December 31, 2014. The withdrawal of cash is restricted, unless it is used for payments related to the specific research and development projects or general operations purposes for which the grants or loans were provided.

6.	INVENTORIES

	As of December 31
	2013	2014
Inventories
Finished goods	12,786	12,749
Raw materials	1,021	970
Work in process	5	-
	13,812	13,719

The finished goods included consignment inventories of $2,524 and $7,438 as of December 31, 2013 and 2014, respectively. The inventory reserve was $3,793 and $3,971 as of December 31, 2013 and 2014, respectively. The cost of revenue of sold inventories which purchased from related parties was $308 and $1,608 for the year ended December 31, 2013 and 2014, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2013	2014
Amounts due from employees	270	224
Prepayments to suppliers and other third parties	4,274	4,731
Prepaid expenses	927	298
Other receivables	2,046	2,156
	7,517	7,409

 The provision for doubtful accounts charged amounted to nil, $283 and $108 in for the years ended December 31, 2012, 2013 and 2014, respectively. The provision for doubtful accounts was reversed by $18, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

8.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31
	2013	2014
Equipment and office furniture	11,436	11,282
Property under capital lease	1,639	1,633
Leasehold improvements	3,438	3,454
Mask and tooling	761	1,892
Motor vehicles	1,511	1,616
Purchased software	3,457	3,461
Construction in progress	21,427	48,862
	43,669	72,200
Less: accumulated depreciation	(15,932)	(16,453)
impairment loss	(1,613)	(1,607)
	26,124	54,140

 Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were $2,108, $1,268 and $1,066, respectively.

For the years ended December 31, 2012, 2013 and 2014, total interest capitalized was $55, $347 and $528, respectively.

The Group entered into a lease agreement and prepaid $1,639 for use of a property in 2013. The lease has an initial term of 20 years and may be extended for a 15-year period if the Group pays the incidental property management fees. After this 15-year period, the Group may continue to use this property indefinitely subject to the Group paying the incidental property management fees. The Group recorded the $1,639 as “Property under capital lease” and amortization expenses were nil, $12 and $46 for the years ended December 31, 2012, 2013, and 2014, respectively. The property is being amortized over the estimated useful life of the property which was determined to be 35 years. No future minimum lease payments are payable by the Group as the rental payments have been fully prepaid.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

8.	PROPERTY, EQUIPMENT AND SOFTWARE, NET (CONT’D)

The amount of construction in progress to secure the long-term bank loan of Vimicro Tianjin by means of collateral was $19,640 and $21,046 as of December 31, 2013 and 2014, respectively.

9.	LAND USE RIGHTS, NET

	As of December 31
	2013	2014
Cost:	16,053	15,995
Less: accumulated amortization	(535)	(706)
	15,518	15,289

As of December 31, 2012, as part of the effort to divest certain loss-making non-core IC businesses, the Group has continued to explore the options available to dispose non-core IC business related land use rights held under Vimicro Tianjing, Vimicro China, Vimicro Jiangsu, Vimicro Shenzhen and Vimicro Shanghai. Land use rights held under Vimicro Shanghai was disposed of in 2012 through the transfer of the equity interest in the parent company of Vimicro Shanghai. For the year ended December 31, 2013, the Group deconsolidated VMF Shenzhen, including the land use right held by Vimicro Shenzhen (Note 1). As of December 31, 2014, the Group held land use rights under Vimicro Tianjing, Vimicro China (Note 22 e), and Vimicro Jiangsu.

As of December 31, 2013 and 2014, the carrying value of land use rights pledged to secure the long-term bank loan of Vimicro Tianjin was $2,125 and $2,071, respectively.

Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were $245, $224 and $172, respectively.

Estimated amortization expense of the land use rights acquired as of December 31, 2014 for each of next five years is as follows:

$
For the years ending December 31,
2015	173
2016	173
2017	173
2018	173
2019 and thereafter	14,597

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2013	2014
Accrued salaries and welfare expenses	3,281	3,688
Accrued professional fees	1,430	1,087
Payables to intellectual property suppliers	170	-
Payables to other suppliers	533	14,994
Payables to employees	76	6
Other accrued expenses	1,142	723
	6,632	20,498

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

11.	LONG-TERM BANK LOAN

	As of December 31
	2013	2014
Loan from China Construction Bank, Tianjin branch, at 6.72% per annum	8,201	9,152
Loan from China Construction Bank, Tianjin branch, at 7.25% per annum	4,920	-
Total long-term bank loan	13,121	9,152

As of December 31, 2014, the contractual maturities of these loans are as follows:

Year	Amount

2016	4,576
2017	4,576
Total long-term bank loan	9,152

As of December 31, 2014, the Group’s long term bank loan is denominated in RMB and is mainly secured by the Group’s facility under construction and the underlying land use rights with net book value of $23,117.

Vimicro Tianjin obtained a credit facility of up to RMB186 million ($29,600) from China Construction Bank Tianjin Branch for the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions on March 28, 2012. The loan may be drawn down in installments no later than March 2017, based on the actual cash needs and the progression of the projects. The loan will bear an interest rate at 105% of the benchmark interest rate as published by the People’s Bank of China from time to time, adjusted on an annual basis. The interest rate on long-term bank loan as of December 31, 2013 and December 31, 2014 was 6.72%. Interest expenses were $800 and $887 including $347 and $528 capitalized interest expenses recorded as construction in progress for the years ended December 31, 2013 and December 31, 2014, respectively. The bank loan contains covenants relating to maintenance of certain levels of financial ratios, such as leverage ratio, current ratio, contingent liabilities ratio and balance of contingent liability. The Group was in compliance with the covenants as of December 31, 2013 and December 31, 2014.

The Group has drawn down RMB80 million ($13,074) under the facility as of December 31, 2014. The use of the loan is subject to the pre-approval from the bank before each payment is made by the Group. The Group needs to repay 30% in 2015 and 35% in 2016 of the principal amounts that have been drawn down under the facility and repay the remaining principal amounts with all accrued interest in 2017. The current portion of the loan of $3,922 as of December 31, 2014 was classified as short term bank loan in the consolidated balance sheets.

12.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities as of December 31, 2013 and 2014 consisted of the following:

	As of December 31
	2013	2014
Sales down payment for properties	3,280	-
Interest free government loan	4,921	9,805
Total other long-term liabilities	8,201	9,805

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

12.	OTHER LONG-TERM LIABILITIES (CONT’D)

 In December 2012, Vimicro Jiangsu entered into a cooperative agreement amounted RMB52 million ($8,498) with Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd (“Xuanwu SAMC”), to develop properties in Nanjing Xuzhuang. In accordance with the agreement, Xuanwu SAMC paid a RMB20 million ($3,280) down payment to Vimicro Jiangsu in May 2013 and the remaining balance is payable when the properties are completed, which is expected to be in 2015.

In May 2012, the Group entered a Strategic Cooperative Framework Agreement, or the Framework Agreement with the Fuzhou Municipal Government to jointly develop, produce, and market SVAC-based security surveillance products in Fuzhou. Under the Framework Agreement, the Fuzhou Municipal Government agreed to grant Vimicro Fuzhou RMB30 million ($4,921) of subsidy for which no repayment will be required and provide a RMB60 million ($9,805) interest free government loan. The government loan will be repaid in full by Vimicro Fuzhou within five years of its inception, or upon Vimicro Fuzhou becoming a listed company, whichever is earlier. Up to December 2014, Vimicro Fuzhou received the RMB15 million ($2,460) becoming a listed company government grant and RMB60 million ($9,805) government loan from the Fuzhou Municipal Government.

13.	SHAREHOLDERS’ EQUITY

Ordinary shares

The Company’s Amended and Restated Memorandum and Articles of Association authorize the Company to issue 500,000,000 shares with a nominal or par value of $0.0001 each.

Share repurchase program

On October 12, 2008, the Company announced a share repurchase program authorized by the Board of Directors with total share repurchase amounts up to $25,000.

The shares repurchased for each of the three years ended December 31, 2014 is summarized in the table below. The shares repurchased by the Company were accounted for at cost and there was no reissuance of the shares as of December 31, 2014.

	ADS	Ordinary shares	Price per ADS (including brokerage commission)	Total consideration
2012	5,955,796	23,823,184	0.89-1.38	7,396
2013	3,538,100	14,152,399	1.27-1.99	6,638
2014	2,816,938	11,267,755	1.97	5,550
	12,310,834	49,243,338		19,584

Out of the repurchased share in 2013 and 2014, 9,265,895 shares and 9,265,891 shares were retired. The related paid-in capital, additional paid-in capital and treasury stock were reversed in amount of $1, $4,562 and $4,563, respectively in 2013. The related paid-in capital, additional paid-in capital and treasury stock were reversed in amount of $1, $4,563 and $4,564, respectively in 2014.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

13.	SHAREHOLDERS’ EQUITY (CONT’D)

In 2014, the Company issued 9,778,103 shares from treasury stock to the 2005 Share Incentive Plan.

14.	SHARE-BASED COMPENSATION

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

Share-based compensation expense recognized for the years ended December 31, 2012, 2013 and 2014 was $2,074, $1,808 and $1,726 respectively. No income tax benefit was recognized in the consolidated statements of comprehensive loss/income for share-based compensation arrangements for the years ended December 31, 2012, 2013 and 2014, respectively, as no tax deduction was claimed.

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

The Company recognized no compensation expenses for the years ended December 31, 2012, 2013 and 2014 respectively.

Non-employee options:

Under the 2004 Plan, for the service of non-employee consultants, the Company granted a total of 664,800 share options to non-employees with an exercise price range of between $1.60 and $2.50.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

The Company recorded no consultancy fee expense with respect to research and development activities for the years ended December 31, 2012, 2013 and 2014, respectively.

2005 Plan:

The 2005 Plan provides for the granting of share options and restricted shares to employees and non-employee consultants of the Company. The 3,065,505 share options which were not issued under the 2004 Plan were transferred to the 2005 Plan. Subsequently, another 10,000,000 shares were authorized for future grants.

Options granted thereafter are made under the 2005 Plan and no new options were granted under the 2004 Plan. The Company has reserved 13,065,505 ordinary shares for grant and authorized another 18,000,000 shares under the 2005 Plan as of December 31, 2014. The Board of Directors may terminate the 2005 Plan at any time at its discretion.

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

Under the 2005 Plan, the Company granted 31,754,037 share options to employees as of December 31, 2012. During 2013, the Company granted 2,423,324 and 210,000 shares options with an exercise price of $0.0001 and $0.36, respectively. In 2014, the Company granted 524,000, 100,000, 20,000, 800,000 and 1,500,000 shares options with an exercise price of $0.0001, $0.485, $0.9075, $0.875 and $1.93, respectively.

The Company recognized $1,313, $1,476 and $1,618 in share-based compensation expense for the years ended December 31, 2012, 2013 and 2014, respectively.

Employee restricted shares:

Under the 2005 Plan, the Company granted 3,440,600 restricted shares up to December 31, 2014 to employees with vesting period between one and five years.

The Company recognized $44, $40 and $15 in share-based compensation expense for the years ended December 31, 2012, 2013 and 2014, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

Non-employee options:

Under the 2005 Plan, up to December 31, 2014, for services provided by non-employee consultants, the Company granted 2,262,892 share options to non-employees with an exercise price range of between $0.0001 and $4.55. Nil, 597,260 and 531,132 non-employee share options were granted in the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2013, The Company granted 575,108 and 22,152 shares of performance-based stock options to 14 employees of Beijing Zhongxing Yingcai Technology Ltd. (“Zhongxinyingcai”), which is the major shareholder of Vimicro Qingdao, and one employee of Zhongtianxin, respectively. In 2014, the 14 employees of Zhongxinyingcai transferred into and became the Company’s employee. In addition, the Company new granted 19,728 and 11,404 shares of performance-based stock options to one employee of Zhongxinyingcai and two employees of Zhongtianxin, respectively, in 2014. The Company also granted 100,000 and 400,000 shares of service-based stock options to one employee of Zhongxinyingcai and three employees of Zhongtianxin, respectively. The grants in 2013 and 2014 were for an exchange of consultancy services. All of share-based compensation expenses were recognized in an amount of $230 and $84 relating to these individuals of the Group in 2013 and in 2014.

The Company recorded consultancy fee expense with respect to research and development and selling activities of $2, $230 and $93 for the years ended December 31, 2012, 2013 and 2014, respectively.

Non-employee restricted shares:

The Company recognized nil in share-based compensation for the years ended December 31, 2012, 2013 and 2014, respectively.

Under the 2005 Plan, up to December 31, 2010, the Company granted 200,000 restricted shares with a vesting period of three years and 30,000 restricted shares with a vesting period of one year to non-employees. The vesting schedules are that 1/36 of the restricted shares will vest each month and 100% vested in one year after the grant date, respectively.

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

The Company recognized the related share-based compensation expense arising from re-pricing of options of $715, $62 and $62 for the years ended December 31, 2012, 2013 and 2014, respectively.

Summary of share options granted to both employees and non-employees as of December 31, 2014 is presented below:

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

		Weighted-
	Number of	average
	Options	exercise price
Outstanding at December 31, 2013	29,920,388	0.40
Options granted	3,475,132	1.33
Options exercised	(10,372,019)	0.28
Options expired or canceled	(950,230)	0.52
Options forfeited	(50,002)	1.85
Outstanding at December 31, 2014	22,023,269	0.59
Vested and expected to vest at December 31, 2014	21,428,424	0.59

Total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 was $125, $166 and $9,206, respectively.

The aggregate intrinsic value and weighted-average remaining contractual life for share options vested and expected to vest at December 31, 2014 were $22,449 and 5.32 years, respectively.

The weighted-average grant date fair value of options granted for each of the years ended December 31, 2012, 2013 and 2014 were $0.33, $0.44 and $1.33, respectively.

The total fair value of shares vested during the years ended December 31, 2012, 2013 and 2014 was $714, $1,318 and $1,696, respectively.

As of December 31, 2014, total unrecognized share-based compensation expense related to share options was $3,113. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average vesting period of 2.76 years. To the extent the actual forfeiture rate is different from the original estimate, actual share based compensation related to these awards may be different from the expectation.

Summary of restricted shares granted to both employees and non-employees as of December 31, 2014 is presented below:

		Weighted
	Number of	average
	restricted	grant date
	shares	fair value
Non-vested at December 31, 2013	26,000	1.00
Vested	(26,000)	1.00
Non-vested at December 31, 2014	-	-

As of December 31, 2014, total unrecognized share-based compensation expense related to restricted shares was nil. To the extent the actual forfeiture rate is different from the original estimate. Actual share-based compensation related to these awards may be different from the expectation.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

The total fair value of shares vested during the years ended December 31, 2012, 2013 and 2014 was $14, $38 and $26, respectively.

There were no capitalized share-based compensation expenses for the years ended December 31, 2012, 2013 and 2014.

The following table summarizes information with respect to options outstanding as of December 31, 2014:

	Options outstanding				Options exercisable
		Weighted-				Weighted-
		Average				average
		Remaining	Weighted-	Intrinsic		remaining	Weighted-	Intrinsic
Range of	Number of	Contractual	average	value as of	Number of	contractual	Average	value as of
exercise	options	life	exercise	December	options	life	Exercise	December
price	outstanding	(years)	price	31, 2014	exercisable	(years)	Price	31, 2014

*0.00-0.38	16,395,343	5.14	0.17		12,457,211	4.53	0.16
0.40-0.63	156,000	7.47	0.48		53,600	4.65	0.47
0.68-0.97	1,395,556	7.37	0.85		489,556	4.39	0.81
1.00-1.39	351,570	3.17	1.22		341,970	3.11	1.23
1.47-1.60	63,100	2.30	1.57		63,100	2.30	1.57
1.73-2.10	2,207,200	8.92	1.93		207,200	0.47	1.96
2.27-2.59	623,000	1.48	2.50		623,000	1.48	2.50
2.75-2.82	506,500	1.20	2.81		506,500	1.20	2.81
3.00-3.37	185,000	1.38	3.14		185,000	1.38	3.14
4.22-4.55	140,000	1.29	4.46		140,000	1.29	4.46
	22,023,269	5.39	0.59	22,969	15,067,137	4.12	0.50	17,100

* The exercise price was $0.0001.

The estimated grant date fair values of each option outstanding for employees and non-employees range from $0 to $3.35 and $0 to $1.68, respectively. The Company estimates the grant date fair value of stock options using a Black-Scholes option-pricing model.

Employee grants:

The assumptions below are for options with a 5 year vesting period after grant date:

	2012	2013	2014
Risk-free interest rates (%)(1)	1.04-1.57	1.55-1.62	1.37-1.75
Expected life(2)	5.7-5.8 years	5.4-6.2 years	6.38-6.47years
Expected dividend yield (%)(3)	—	—	—
Expected volatility (%)(4)	50-51	52-53	67-68

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (CONT’D)

The assumptions below are for options with a 1 year vesting period based on performance conditions after grant date:

	2012	2013	2014
Risk-free interest rates (%)(1)	0.18-0.21	0.13	0.10
Expected life(2)	1 year	1 year	1year
Expected dividend yield (%)(3)	—	—	—
Expected volatility (%)(4)	52-59	52-53	67-68

(1) The risk-free interest rate is based on the United States Treasury Bill for a term of 1, 5 or 7 years which is consistent with the expected life of the awards.

(2) The Company calculates the expected life of share options based on its employees’ historical experience.

(3) The Company currently has no history or expectation of paying dividends on its ordinary shares.

(4) The Company estimated volatility based on the historical volatilities of the Company.

Non-employee grants:

	2012	2013	2014
Risk-free interest rates (%)(1)	0.56-1.22	0.65-1.85	0.10-1.37
Expected life(2)	5 years	1 year	1-6.47years
Expected dividend yield (%)(3)	—	—	—
Expected volatility (%) (4)	50-51	45-49	67-68

(1) The risk-free interest rate is based on the United States Treasury Bill for a term of 5 years consistent with the expected life of the awards.

(2) The Company uses a vesting term of 5 years as the expected life of share options, except for performance based options which had an exercise price of $0.0001 and a 1 year vesting term period based on historical experience.

(3) The Company currently has no history or expectation of paying dividends on its ordinary shares.

(4) The Company estimated volatility based on the historical volatilities of the Company.

15.	RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2012	2013	2014
Research and development	15,556	25,244	21,255
Less: research and development grants	(6,675)	(13,617)	(12,097)
Research and development, net	8,881	11,627	9,158

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

15.	RESEARCH AND DEVELOPMENT EXPENSES (CONT’D)

The major external research and development expenses for the year ended December 31, 2013 included an aggregate amount of $5,406 related to a research and development project contracted with VeriSilicon (Hong Kong) Limited, and a research and development project carried out by Supreme Wise Limited, as well as an amount of $1,700 incurred by Wellway Electronics (Hong Kong) Limited.

In 2014, the major external research and development expenses mainly included an aggregate amount of $1,350 related to a research and development project contracted with ARM Limited which provided a non-transferable, non exclusive, world-wide license to the Company.

There is no assurance that the Company will continue to receive research and development grants.

16.	TAXATION

(a)	Income taxes

Income tax benefit/(expense) of the Group are as follows:

	Years ended December 31
	2012	2013	2014
Current income tax expense	(339)	(106)	(2,540)
Deferred income tax benefit/(expense)	129	(586)	1,717
Income tax expense	(210)	(692)	(823)

The components of (loss)/income before income taxes are as follows:

	Years ended December 31
	2012	2013	2014
(Loss)/income arising from China operations	(936)	(6,926)	6,293
(Loss)/income arising from non-China operations	(2,914)	(2,503)	829
- U.S.	30	15	(1,487)
- Hong Kong	(513)	511	4,616
- Cayman	(2,431)	(3,029)	(2,300)

(Loss)/income before income taxes and share of loss of an unconsolidated affiliate	(3,850)	(9,429)	7,122

Cayman Islands

Under the current laws of the Cayman Islands, The Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the company to its shareholders.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.	TAXATION (CONT’D)

United States of America

Viewtel, a subsidiary incorporated in the United States of America, is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. In general, corporations with taxable income of less than $335 receive partial benefit from the graduated rates of 15% and 25% that apply to the first $75 of taxable income. Viewtel had income tax expense of $5, $2 and $8 for the years ended December 31, 2012, 2013 and 2014, respectively.

Hong Kong

Profits Tax

Corporations carrying on any trade or business in Hong Kong are subject to profits tax on their assessable profits arising or derived from Hong Kong from such trade or business.

The Hong Kong subsidiary of Vimicro China, has filed non-taxable offshore claims in its Hong Kong profits tax returns since the year of assessment 2005/2006 (for the assessment year ended December 31, 2005). In December 2009, the Hong Kong Inland Revenue Department issued the Departmental Interpretation and Practice Notes No. 21(Revised) to redefine the locality of profits. The Company believes Vimicro Hong Kong has technical grounds to claim that its profits are sourced offshore from Hong Kong and, where duly substantiated by documentation, it is more likely than not that Vimicro Hong Kong’s offshore claim would be accepted by the Hong Kong Inland Revenue Department and the profits of Vimicro Hong Kong would therefore not be subject to Hong Kong profit tax.

Pursuant to the New EIT Law and related implementation rules in China, the Company believes that Vimicro Hong Kong is more likely than not to be deemed as a PRC tax resident and subject to the PRC EIT rate of 25% on its worldwide income. The Company recognized $292, $694 and nil of PRC income tax expenses related to continuing operations for the year ended December 31, 2012, 2013 and 2014, respectively.

Withholding Tax

Under current Hong Kong tax laws, an entity established outside of Hong Kong is subject to a 4.95% in 2011/12 and 2012/13 withholding tax on royalty income derived (or deemed to be) from Hong Kong. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Vimicro China was previously subject to a 5.25% withholding tax on royalties received from Vimicro Hong Kong, which Vimicro Hong Kong had withheld and used to settle the tax liabilities on behalf of Vimicro China. Upon approval by the relevant PRC tax authorities, the amount of Hong Kong withholding tax paid on the royalty income could be allowed as a foreign tax credit against Vimicro China’s PRC income tax liabilities.

In connection with the offshore claim of Vimicro Hong Kong, to the extent that all of Vimicro Hong Kong’s trading income is not taxable in Hong Kong, and no deduction will be claimed for the related royalty fee expenditure and the relevant intellectual property is not used in Hong Kong, the royalty fees are exempted from withholding tax in Hong Kong.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.	TAXATION (CONT’D)

The People’s Republic of China

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In March 2007, the National People’s Congress adopted the New EIT Law, which became effective as of January 1, 2008. Under the New EIT Law, the enterprise income tax rate for domestic and foreign enterprises is unified at 25%, and enterprises established prior to March 16, 2007 that were eligible for preferential tax treatment according to the then effective PRC EIT Law for Foreign Investment Enterprise and Foreign Enterprise tax laws, administrative regulations, as well as circulars with equivalent effect, shall be subject to transitional rules to gradually change their rates to 25%. The New EIT Law and the related Implementation Rules also provide a preferential tax rate of 15% to enterprises that qualify as “high and new technology enterprises” (“HNTE”). In accordance with the Implementation Rules of the New EIT Law, the preferential tax rate treatments granted to PRC entities that previously qualified for HNTE will not automatically be applicable under the new tax regime unless they qualify as HNTE pursuant to the New EIT Law, its Implementation Rules and relevant working guidance promulgated by the government authorities. Vimicro China was recognized as a HNTE by the relevant government authorities under the New EIT Law in 2011, and was entitled to a preferential tax rate of 15% for the three years from 2011 to 2013. In 2014, Vimicro China resubmitted applications for qualification as a HNTE, which was approved in October 2014. Therefore, Vimicro China was subject to a 15% income tax rate for the year of 2014.

In 2012, Vimicro Guiyang had been qualified as a Software Enterprise. As 2014 was the first year Vimicro Guiyang generated taxable profit, it is exempted from income tax rate for years 2014 and 2015, and will be subject to a 50% tax reduction in its income tax rate for the subsequent three years under the New EIT Law.

In July 2014, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Enterprise Income Tax Preferential Policies and Preferential Directory Business of Guangdong Hengqin New Area, Fujian Pingtan General Experimentation area, Shenzhen Qianhai Shengang cooperation area of Qianhai modern service industry, or Circular 26. Pursuant to which Vimicro Guangdong was entitled to a preferential income tax rate of 15% in 2014 given that it is located in Guangdong Hengqin New Area. It may also enjoy a favorable income tax rate of 15% from 2015 to 2020 based on a review of local tax bureau annually.

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

Furthermore, under the New EIT Law, dividends payable by a foreign investment enterprise to its foreign non-resident enterprise investors that were derived from income after January 1, 2008, are subject to a 10% withholding tax, unless such foreign investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with the PRC. If it is considered a non-resident enterprise, the 10% withholding tax imposed on its dividend income received from Vimicro China, the Company’s PRC subsidiary would reduce its net income and have an adverse effect on its operating results. The New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if the Company is classified as a resident enterprise, the dividends that it receives from Vimicro China may be exempted from income tax. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.	TAXATION (CONT’D)

 The amount of income tax payable by Vimicro China in the future will depend on various factors, including, among other things, its results of operations, taxable income, the amount of its deductible research and development expenses, and the statutory tax rate applicable to it. The Company’s effective tax rate depends partially on the extent of each of its subsidiaries’ relative contribution to its consolidated taxable income.

The following table sets forth thee reconciliation between the PRC’s statutory income tax rate and the actual effective tax rate for the Group:

	Years ended December 31
	2012	2013	2014
Statutory tax rate	25%	25%	25%
Effect of foreign tax rates differential	(16)%	(8)%	9%
Deferred tax rate differential	4%	(1)%	11%
Non-deductible expenses	(30)%	(36)%	7%
Change in valuation allowance	14%	18%	(29)%
Effect of elimination of unrealized intra-entity profits	—	(5)%	46%
Effect of preferential tax treatment inside of PRC	—	—	(36)%
Others	(2)%	—	3%
Effective income tax rate	(5)%	(7)%	36%

(b)	Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of December 31, 2013 and 2014 are as follows:

	As of December 31
	2013	2014
Deferred tax assets
Provision for doubtful accounts and slow-moving inventories	1,364	3,006
Accrued expenses, payroll and others	1,053	1,065
Difference in tax basis from ViSS acquisition	695	515
Difference in research and development expenses capitalization	3,229	-
Operating loss carry-forwards	3,660	768
Others	1,599	519
Total deferred tax assets	11,600	5,873
Valuation allowance	(11,600)	(4,156)
Deferred tax assets, net of valuation allowance	—	1,717

Deferred tax liabilities
Differences in tax basis for property equipment and software, non-current	14	5
Total deferred tax liabilities	14	5

Classification on the consolidated balance sheets
Deferred tax assets — current	—	1,014
Deferred tax assets — non-current	—	703
Deferred tax liabilities — non-current	14	5

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

16.	TAXATION (CONT’D)

Subject to the approval of the relevant tax authorities, the Group has tax losses carried forward from its subsidiaries in China totaling approximately $4,298 as of December 31, 2014, of which $103, $3,218, $179, $283 and $452 if unused will expire in 2015, 2016, 2017, 2018 and 2019 respectively.

For the year ended December 31, 2013, the increase in valuation allowance was $1,575. For the year ended December 31, 2014, the decrease in valuation allowance was $9,189.

The changes in unrecognized tax benefits are as follows:

	As of December 31
	2013	2014
Beginning balance	-	1,688
Additions based on tax position of the current year	1,688	-
Ending balance	1,688	1,688

 As of December 31, 2013 and 2014, the Group has $1,688 and $1,688 of unrecognized tax benefits, nil of which would affect the effective tax rate if recognized in 2013. There were no unrecognized tax benefits for the years ended December 31 2012 and 2014. The Group does not anticipate any other material changes to its unrecognized tax position in the next twelve months.

The Company recorded interest and penalties of RMB nil for the years ended December 31, 2012, 2013 and 2014. The Company’s PRC entities and Vimicro Hong Kong’s tax years from 2004 through 2014 are open for examination by the relevant tax authorities in PRC.

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

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

17.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS (CONT’D)

Name of related parties	Relationship with the Group
Tianjin SAMC	Non-controlling shareholder of Vimicro Tianjin
Ningbo Sunny Opotech Co., Ltd	Non-controlling shareholder of Visiondigi
Vimicro Wuxi	Owned by certain executives of the Company
VMF Consulting Company	Owned by certain executives of the Company
Vimicro Qingdao	18% equity investee of the Company
Zhongtianxin	51% equity investee of the Company
Visiondigi	12.03% equity investee of the Company
Vimicro Tianshi	Owned by certain executives of the Company

(a)	The Group had the following related party transactions:

(1)	In April 2013, after the approval by the audit committee and the special independent committee, the Company disposed the equity interest in VMF Shenzhen to Vimicro Tianshi, which was majority owned by the senior executives of the Group, for a total consideration of $10,000 based on a valuation performed by a third party appraiser. The transaction was considered an in-substance sales of real estate accounted for in accordance with ASC 360-20, Property, Plant and Equipment — Real Estate Sales. Due to insufficient initial investment made by Vimicro Tianshi, a sale was not consummated as of December 31, 2013 and was accounted for using the cost recovery method. During the year ended December 31, 2013, the Group transferred the ownership of VMF Shenzhen and received $5,000 of consideration. Accordingly, the Group deconsolidated VMF Shenzhen and the outstanding consideration of $5,000 was recorded as an amount due from related party at December 31, 2013. The Company received $3,800 and $1,200 in January 2014 and April 2014, respectively, and the related disposal gain was recognized in the consolidated statements of comprehensive loss/income.

(2)	The Group held 0.1% equity interest in Vimicro Wuxi with a carrying amount of $2 as of December 31, 2012. The Group disposed 0.1% equity interest of Vimicro Wuxi in September 2013 for $8 to VMF Consulting Company.

(3)	For the year ended December 31, 2013 and 2014, the Group sold inventories to Zhongtianxin totaling $21,308 and $55,962 to carry out its surveillance projects. The Group also purchased inventory from Zhongtianxin in the amount of $3,721 and $1,416, respectively. In addition, as of December 31, 2013 and 2014, the amount due to the Group from Zhongtianxin totaled $19,375 and $100,938. This outstanding amount primarily consisted of accounts receivable. As of December 31, 2013 and 2014, the Group had an amount due to Zhongtianxin of $6,836 and $6,611 which was related to prepayments made to vendors by Zhongtianxin on behalf of the Group.

(4)	In addition to the transactions disclosed elsewhere in these financial statements, the Group also had the following related party transactions for the years ended December 31, 2012, 2013 and 2014:

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS (CONT’D)

	Years Ended December 31
	2012	2013	2014
Revenues
Vimicro Qingdao	333	-	-
Zhongtianxin	-	21,308	55,962
Tianjin SAMC	523	828	277
Cost of revenues
Zhongtianxin	-	3,721	1,416

(b)	The Group had the following related party balances as of December 31, 2013 and 2014:

	As of December 31
	2013	2014
Amounts due from related parties:
Vimicro Tianshi	5,000	-
Vimicro Qingdao	77	45
VMF Consulting Company	450	449
Vimicro Wuxi	33	22
Tianjin SAMC	885	231
Zhongtianxin	19,375	100,938
Total	25,820	101,686
Amounts due to related parties:
Vimicro Wuxi	204	1
Zhongtianxin	6,836	6,611
Total	7,040	6,612

 Outstanding balances at the balance sheet date were unsecured, interest-free, and had no specified repayment terms. There have been no guarantees provided or received for any related party receivables or payables.

The provision for doubtful accounts of amounts due from Visiondigi was charged by $42 and nil for the years ended December 31, 2013 and 2014, respectively. The provision for doubtful accounts of amounts due from Vimicro Qingdao was reversed by $309 and $285 for the years ended December 31, 2013 and 2014, respectively.

18.	SEGMENT REPORTING

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

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

18.	SEGMENT REPORTING (CONT’D)

Summarized information by business segments for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year Ended December 31, 2012
	Video processor business	Video surveillance solution business	Intersegment elimination*	Consolidated

Revenue	53,435	17,760	(8)	71,187
Cost of revenue	(30,603)	(14,551)	8	(45,146)
Gross profit	22,832	3,209	—	26,041
Unallocated operating expenses				(31,747)
Unallocated non-operating income, net				1,856
Loss before income taxes				(3,850)

The revenue of Video processor business and Video surveillance solution business from external customers amounted to $53,435 and $16,896, respectively, for the year ended December 31, 2012.

* The intersegment eliminations represented products sold between Vimicro Tianjin and Vimicro China in the year ended December 31, 2012. Video surveillance solution business segment revenues have been impacted by intersegment transactions that are eliminated in consolidation.

	Year Ended December 31, 2013
	Video processor business	Video surveillance solution business	Intersegment Elimination**	Consolidated

Revenue	22,078	43,791	(1,344)	64,525
Cost of revenue	(14,242)	(29,243)	1,344	(42,141)
Gross profit	7,836	14,548	—	22,384
Unallocated operating expenses				(33,258)
Unallocated non-operating income, net				1,445
Loss before income taxes expense				(9,429)

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

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

18.	SEGMENT REPORTING (CONT’D)

	Year Ended December 31, 2014
	Video processor business	Video surveillance solution business	Intersegment Elimination***	Consolidated

Revenue	16,905	85,084	(1,546)	100,443
Cost of revenue	(7,966)	(54,933)	1,546	(61,353)
Gross profit	8,939	30,151	—	39,090
Unallocated operating expenses				(33,862)
Unallocated non-operating income, net				1,894
Loss before income taxes expense				7,122

The revenue of Video processor business and Video surveillance solution business from external customers amounted to $15,359 and $28,845, respectively, for the year ended December 31, 2014.

*** The intersegment eliminations represented products sold between Vimicro Tianjin and Vimicro China in the year ended December 31, 2014. Video processor business and video surveillance solution business segment revenues have been impacted by intersegment transactions that are eliminated in consolidation.

The revenue presented below is attributed by country of domicile of the entity that recorded the revenue:

	Years Ended December 31
	2012	2013	2014
Revenue distribution
Mainland China	18,186	44,115	84,978
Hong Kong	53,001	20,410	15,465
	71,187	64,525	100,443

The following table summarizes information regarding the distribution of long-lived assets by geographic region:

	As of December 31
	2013	2014
Long-lived assets
Mainland China	47,300	70,350
Hong Kong	1,058	1,864
U.S.A.	133	115
	48,491	72,329

The following table summarizes the Group’s revenues for each product class for the years ended December 31, 2012, 2013 and 2014 respectively:

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

18.	SEGMENT REPORTING (CONT’D)

	Years Ended December 31
	2012	2013	2014
Video processor business segment:
PC camera processor	53,011	20,401	14,719
Surveillance processor	-	1,670	2,186
Other products	424	7	-
Sub-total	53,435	22,078	16,905
Video surveillance solutions business segment:	17,760	43,791	85,084
Intersegment elimination	(8)	(1,344)	(1,546)
Total multimedia business	71,187	64,525	100,443

19.	PRODUCT WARRANTY

Total
Product warranty
Balance as of December 31, 2011	300
Warranty accrued	284
Utilized	(118)
Balance as of December 31, 2012	466
Warranty accrued	989
Utilized	(237)
Balance as of December 31, 2013	1,218
Warranty accrued	2,193
Utilized	(226)
Balance as of December 31, 2014	3,185

The current portion of product warranty of $153 and nil as of December 31, 2013 and 2014, respectively, is included in Other accrued expenses of “Accrued expenses and other current liabilities” in the consolidated balance sheets.

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

	As of December 31
	2012	2013	2014
Beginning balance	12,850	11,394	11,387
Foreign currency translation adjustment	12	(7)	69
Reclassification of unrealized gain on marketable equity securities into earnings	(1,468)	-	-
Deferred income received from disposal of a subsidiary	-	-	(1,267)
Ending balance	11,394	11,387	10,189

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

21.	NONCONTROLLING INTERESTS

The following table provides the movement of the equity attributable to the noncontrolling interests:

Total noncontrolling interests
Balance as of December 31, 2011	22,934
Net loss	(6,637)
Foreign currency translation adjustment	(74)
Disposal of subsidiary	933
Balance as of December 31, 2012	17,156
Net loss	(331)
Foreign currency translation adjustment	549
Balance as of December 31, 2013	17,374
Net income	5,154
Foreign currency translation adjustment	(54)
Balance as of December 31, 2014	22,474

22.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates relating to office facilities, corporate apartments and software for research and development. Future minimum lease payments for non-cancelable operating leases as of December 31, 2014 are as follows:

$
2015	1,494
2016	127
2017	94
2018	82
2019	82
Thereafter	1,122
3,001

Total rental expenses amounted to $2,224, $2,794 and $3,001 for the years ended December 31, 2012, 2013 and 2014, respectively.

(b)	Product purchase commitments

As of December 31, 2014, the Group had commitments to purchase products from suppliers that had not been recognized in the financial statements in an amount of $7,796, all of which is to be fulfilled within the next year.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

22.	COMMITMENTS AND CONTINGENCIES (CONT’D)

(c)	Capital commitments

As of December 31, 2014, the Group had commitments to purchase fixed assets that had not been recognized in the financial statements amounting to $176 within one year.

Vimicro China had executed an agreement in December 2006 with Beijing Haidian Xinhua Agricultural Industrial & Commercial Co., or Xinhua Agricultural, providing that Vimicro China, upon completion of the construction of the office building, shall transfer 35% of the total construction area of the same developed property to the original land users as compensation in kind for the expropriation of the land. The Company has been seeking possible alternative development plans such as co-developing with Xinhua Agricultural to reduce costs associated with such property transfer. All those related matters of the proposed project are under the approval process of relevant government. Should the governmental authorities request the Company to modify the project, the land and construction site areas, as well as the total cost for the project, may change. The Company expects to commence construction of the project upon receipt of the land use right certificates for the land.

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

Vimicro Tianjin has commenced the construction of a project for the research, development and production of digital high-definition security and surveillance products and solutions in 2009. The estimated aggregate capital expenditure in connection with the project amounts to $43,000, which the Company expects to finance through the credit facility obtained from the Tianjin Branch of China Construction Bank (note 11) and internal capital resources. As of December 31, 2013 and 2014, the amount of $19,640 and $21,952 was capitalized as construction in progress related to the construction. And as of December 31, 2014, the Group had commitments to finance the construction of the project that had not been recognized in the financial statements amounting to $4,038 within two years. Amounts of construction in progress will be transferred to property and equipment upon the completion of the construction.

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

Vimicro Jiangsu has commenced the construction of a project for the electronic research, development and test base in 2012. The estimated aggregate capital expenditure in connection with the project amounts to $56,500, which the Company expects to finance through internal capital resources. As of December 31, 2013 and 2014, the amount of $1,262 and $24,548 were capitalized as construction in progress related to the construction. And as of December 31, 2014, the Group had commitments to finance the construction of the project that had not been recognized in the financial statements amounting to $29,171 within two years. Amounts of construction in progress will be transferred to property and equipment upon the completion of the construction.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

To fully carry out the plan set out in these agreements, Vimicro Jiangsu needs to reach agreements with, and obtain regulatory consent and approvals from, local regulators, including the conversion of the land-use rights to allow such development activities. The time and procedures for obtaining the above mentioned consents and approvals by the PRC regulatory authority may be subject to significant uncertainty and there is no assurance that Vimicro Jiangsu may receive the approvals, develop the project or otherwise complete the disposal using other options on a timely basis. Vimicro Jiangsu is in discussion with the relevant authorities on the extension of construction. However, the relevant government authorities might deny the request and impose penalties for the construction delay. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2014.

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

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

22.	COMMITMENTS AND CONTINGENCIES (CONT’D)

According to the agreement, the land should have been developed before August 31, 2010. In the event of delay, an application of extension should be submitted. Vimicro China applied for an extension; however, the application remained subject to local government agency approval as of December 31, 2014. It is possible that Vimicro China may be subject to penalties should the local government agency deny the application. The potential penalty, if any, cannot be reasonably estimated as of December 31, 2014.

The construction plan of the office building of Vimicro China indicates that the building will block the sunlight of a kindergarten. It is reasonably possible that Vimicro China will be subject to a claim for compensation by the kindergarten before the government approves the building construction. The potential compensation, if any, cannot be reasonably estimated as of December 31, 2014.

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

23.	SUBSEQUENT EVENTS

On February 5, 2015, a stock purchase agreement entered into between the Company and Alpha Spring Limited (" Zongyi"). Zongyi agreed to make a $50 million investment in the Company, with a purchase price of $2.50 per ordinary share, the equivalent of $10.0 per ADS. Immediately after the closing of the transaction, Zongyi would hold 20 million ordinary shares of Vimicro, approximately 16.3% equity ownership of the Company. The ordinary shares would be subject to a one-year lock-up period. Upon closing and subject to the terms and conditions of the stock purchase agreement, the Company would grant customary registration rights to the Investor. The closing of the investment is subject to customary closing conditions.

24.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

As of December 31, 2013 and 2014, the restricted net assets held by the Group’s consolidated PRC subsidiaries and VIE exceeded 25% of the Group’s consolidated net assets.

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

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

24.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013 and 2014.

Regulations in the PRC permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Subject to certain cumulative limits, a statutory reserve fund requires annual appropriations of at least 10% of after-tax profit, if any, of the relevant PRC subsidiary. The statutory reserve funds are not distributable as cash dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2013 and 2014, the balance of the Company’s PRC subsidiaries’ statutory reserves was $2,782 and $4,068, respectively.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The Company has $29,539 and $22,797 of cash and bank deposits in the PRC as of December 31, 2013 and 2014, respectively, of which $29,240 and $22,381 are denominated in RMB as of December 31, 2013 and 2014 respectively. The Company’s PRC subsidiaries had restricted cash of $1,727 and $32 as of December 31, 2013 and 2014, respectively, which was denominated in RMB.

In addition, the registered capital of the Company’s PRC subsidiaries is also restricted.

The Company had restricted net assets of $53,140 and $52,978 as of December 31, 2013 and 2014, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

24.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	As of December 31
	2013	2014
Assets
Current assets:
Cash and cash equivalents	5,519	1,495
Amounts due from subsidiaries	59,928	65,753
Amounts due from related party	5,000	-
Prepayments and other current assets, net	255	28
Total current assets	70,702	67,276
Investment in subsidiaries	(4,516)	1,285
Total assets	66,186	68,561
Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	1,246	964
Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 155,152,737 shares issued and 104,014,754 shares outstanding as of December 31, 2013 and 155,788,653 shares issued and 103,161,018 shares outstanding as of December 31, 2014	15	14
Additional paid-in capital	158,384	154,437
Treasury stock at cost, 41,872,088 shares as of December 31, 2013 and 34,095,849 shares as of December 31, 2014	(15,961)	(12,855)
Accumulated other comprehensive Income	11,387	10,189
Accumulated deficit	(91,667)	(88,256)
Statutory reserve	2,782	4,068
Total shareholders’ equity	64,940	67,597
Total liabilities and shareholders’ equity	66,186	68,561

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

24.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31
	2012	2013	2014
Operating expenses:
Research and development, net	-	-	-
Selling and marketing	-	-	-
General and administrative	(1,638)	(1,376)	(745)
Loss from operations	(1,638)	(1,376)	(745)
Other income:
Interest income	1	-	1
Interest expense	(12)	(5)	-
Gain on disposal of subsidiary	1,133	-	-
Others, net	159	159	168
Loss before income taxes	(357)	(1,222)	(576)
Income tax expense	(41)	-	-
Loss before share of net loss of subsidiaries	(398)	(1,222)	(576)
Share of net (loss)/income of subsidiaries	(221)	(7,196)	5,273
Net (loss)/income	(619)	(8,418)	4,697
Net (loss)/income attributable to ordinary shareholders	(619)	(8,418)	4,697
Other comprehensive income/(loss):
Foreign currency translation adjustment	12	(7)	69
Deferred income received from disposal of a subsidiary	-	-	(1,267)
Reclassification of foreign currency translation adjustment into earnings due to disposal of a subsidiary, net of taxes	(1,468)	-	-
Total other comprehensive loss	(1,456)	(7)	(1,198)
Total comprehensive (loss)/ income	(2,075)	(8,425)	3,499

VIMICRO INTERNATIONAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars unless otherwise stated)

24.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended as of December 31
	2012	2013	2014
Cash flows from operating activities:
Net (loss)/income	(619)	(8,418)	4,697
Adjustments to reconcile net loss to net cash used in operating activities:
Share of net loss/(income) of subsidiaries	221	7,196	(5,273)
Gain on disposal of subsidiary	(1,133)	-	-
Changes in assets and liabilities:
Amounts due from subsidiaries	1,413	2,976	(5,825)
Prepayments and other current assets	162	(41)	229
Accrued expenses and other current liabilities	(297)	440	(284)
Net cash (used in)/provided by operating activities	(253)	2,153	(6,456)
Cash flows from investing activities:
Proceeds from disposal of subsidiaries	10,410	5,000	5,000
Net cash provided by investing activities	10,410	5,000	5,000
Cash flows from financing activities:
Repurchase of shares	(7,396)	(6,638)	(5,550)
Proceeds from exercise of share options	64	122	2,982
Net cash used in financing activities	(7,332)	(6,516)	(2,568)
Net increase/(decrease) in cash and cash equivalents	2,825	637	(4,024)
Cash and cash equivalents at beginning of year	2,057	4,882	5,519
Cash and cash equivalents at end of year	4,882	5,519	1,495

